Form 20-F
period 2002-12-31
CHINA TELECOM CORP LTD
filed 2003-06-20
CIK 1191255

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-31517

(Exact Name of Registrant as Specified in Its Charter)

China Telecom Corporation Limited

(Translation of Registrant’s Name into English)

People’s Republic of China

(Jurisdiction of Incorporation or Organization)

31 Jinrong Street

Beijing, China 100032

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares H shares, par value RMB1.00 per share	New York Stock Exchange, Inc. New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, each representing 100 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 67,586,776,503 domestic shares and 8,027,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

CHINA TELECOM CORPORATION LIMITED

Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	our financial condition and results of operations;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in China.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities; and

•	numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	the development of new technologies and applications or services affecting our current and future business;

•	changes in political, economic, legal and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment in the telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and gross domestic product, or GDP, growth and the impact of those changes on the demand for our services.

Certain Definitions

As used in this annual report, references to “us”, “we”, the “Company” and “China Telecom” are to China Telecom Corporation Limited. Unless the context otherwise requires, these references include all of our subsidiaries. In respect of any time prior to our incorporation, references to “us”, “we” and “China Telecom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2001 and 2002, and the selected income statement data and cash flow data for the years ended December 31, 2000, 2001 and 2002, are derived from, and should be read in conjunction with, our audited financial statements and operating and financial review and prospects included elsewhere in this annual report. The selected balance sheet data as of December 31, 1999 and 2000 and the selected income statement and cash flow data for the year ended December 31, 1999 are derived from our audited financial statements, which are not included in this annual report. Our audited financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States, or US GAAP. For a discussion of significant differences between IFRS and US GAAP, as they relate to us, see Note 32 to the audited financial statements included elsewhere in this annual report.

The selected financial data reflect the restructuring described under “Item 4. Information on the Company—A. History and Development of the Company—Our Restructuring and Initial Public Offering” and have been prepared as if our current structure had been in existence throughout the relevant periods. Since China Telecom Group controlled the telecommunications operations and the related assets transferred to us prior to our restructuring and continues to control us after our restructuring, the financial data of the telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province transferred to us by China Telecom Group for periods prior to our incorporation have been combined in a manner similar to a pooling-of-interests. The assets and liabilities of the entities being combined are carried forward at their recorded historical amounts, and the book value of the assets and liabilities, as well as the revenue and expenses of each of these entities for the periods prior to our incorporation, are added together to prepare our financial statements.

Following our restructuring, China Telecom Group retained the ownership of certain assets that were historically associated with our operations, which had a carrying amount of RMB11,285 million as of December 31, 2001 and primarily consisted of investments in non-telecommunications industries, the inter-provincial optic fibers, international gateway and international transmission equipment, telecommunications equipment for special communications services, and certain office equipment, properties and buildings. Except for the income statement data for the year ended December 31, 2002, the income statement data for the other periods include the results of the assets retained by China Telecom Group. The results of such assets are not reflected in our income statement for future periods ending after December 31, 2001. Except for the balance sheet data as of December 31, 2001 and 2002, the balance sheet data include data related to the assets retained by China Telecom Group. These assets are not reflected in our balance sheet after December 31, 2001.

We have not included the selected financial data as of and for the year ended December 31, 1998. As described under “Item 4. Information on the Company—A. History and Development of the Company”, the Chinese government undertook a comprehensive restructuring of the telecommunications industry in China in 1999, including wireline, mobile, paging and satellite communications businesses, and China Telecom Group, our parent company, was reorganized in May 2000 as part of the restructuring to operate the wireline telecommunication business in China. In connection with our restructuring in preparation for our initial public offering in 2002, China Telecom Group transferred to us its assets, rights and liabilities in connection with its telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. Therefore, preparation of selected financial data as of and for the year ended December 31, 1998 in accordance with IFRS would involve unreasonable effort and expense.

	As of or for the year ended December 31,
	1999 RMB	2000 RMB	2001 RMB	2002 RMB	2002 US$
	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
IFRS
Operating revenue	65,291	71,021	68,546	75,496	9,118
Operating expenses	(38,929)	(47,397)	(50,448)	(54,118)	(6,536)
Operating income	26,362	23,624	18,098	21,378	2,582
Income before income tax and minority interests(2)	25,961	24,144	6,793	20,785	2,511
Income tax	(5,459)	(4,857)	69	(3,855)	(466)
Net income	20,409	19,219	6,883	16,864	2,037
Basic earnings per share(1)	0.30	0.28	0.10	0.24	0.03
Basic earnings per ADS(1)	29.87	28.13	10.08	24.36	2.94
U.S. GAAP
Net income		19,219	14,785	15,794	1,908
Basic earnings per share(1)		0.28	0.22	0.23	0.03
Basic earnings per ADS(1)		28.13	21.64	22.81	2.76
Balance Sheet Data:
IFRS
Cash and cash equivalents	15,451	13,861	3,882	16,423	1,983
Accounts receivable, net	6,810	7,130	5,608	5,961	720
Property, plant and equipment, net(2)	116,461	127,528	138,623	149,165	18,015
Total assets(2)	182,367	197,401	189,334	210,852	25,465
Short-term debt(3)	9,811	12,194	18,827	19,175	2,316
Accounts payable	6,952	10,214	14,919	14,399	1,739
Long-term obligations	12,395	10,144	7,112	4,853	586
Deferred revenue (excluding current portion)	32,604	30,304	26,353	21,612	2,610
Total liabilities	90,951	94,832	90,909	84,710	10,230
Shareholders’ equity(2)	90,550	101,619	97,485	125,008	15,098
U.S. GAAP
Property, plant and equipment, net		127,528	146,399	155,344	18,761
Total assets		197,401	197,110	217,031	26,211
Shareholders’ equity		101,619	102,603	129,056	15,587
Cash Flow Data:
IFRS
Cash flows from operating activities	37,379	38,255	32,761	37,102	4,481
Net cash used in investing activities(4)	(25,234)	(31,736)	(35,399)	(29,095)	(3,514)
Capital expenditures(4)	(25,773)	(30,618)	(34,610)	(28,169)	(3,402)
Net cash (used in) / from financing activities	(9,176)	(8,109)	(7,341)	4,534	547

(1)	Basic earnings per share and per ADS have been computed by dividing net income by the weighted average number of shares issued and outstanding during the year of 2002, as if the 68,317,270,803 shares issued and outstanding upon our formation on September 10, 2002 had been outstanding for all relevant periods. Each ADS represents 100 H shares.
(2)	Includes the effect of the revaluation of property, plant and equipment as of December 31, 2001. See Note 7 to our audited financial statements.
(3)	Excludes current portion of long-term debt.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB 8.2800 = US$1.00 and HK$7.7988 = US$1.00, the noon buying rate prevailing on December 31, 2002. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB 8.2768 = US$1.00 and HK$7.7990 = US$1.00, respectively, on June 17, 2003. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2002	8.2800	8.2771	December 2002	7.7992	7.7980
January 2003	8.2800	8.2766	January 2003	7.8001	7.7988
February 2003	8.2800	8.2768	February 2003	7.8000	7.7989
March 2003	8.2776	8.2770	March 2003	7.7995	7.7987
April 2003	8.2774	8.2769	April 2003	7.7998	7.7991
May 2003	8.2771	8.2768	May 2003	7.7995	7.7985

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1998, 1999, 2000, 2001 and 2002, calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
1998	8.2969	7.7465
1999	8.2785	7.7599
2000	8.2784	7.7936
2001	8.2772	7.7996
2002	8.2772	7.7996

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We face increasing competition, which may adversely affect our business growth and results of operations.

The telecommunications industry in China is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, had a dominant market position. We began to operate in a competitive market as the Chinese government started to implement a number of measures to restructure the telecommunications industry and encourage fair and orderly competition in the industry in the mid-1990s. We face increasing competition from other telecommunications service providers in China, including the newly formed China Netcom Group. We expect our competitors to expand further their network coverage and increase their sales and marketing efforts in our service regions. See “Item 4. Information on the Company—B. Business Overview—Competition.” In particular:

•	we face indirect competition in our local wireline telephone services from China’s two mobile telephone service providers, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, and have begun to face direct competition from China Railways Communications Ltd., or China Railcom;

•	we face increasingly intense competition in our long distance telephone services from other providers of long distance services using public switched telephone networks, including China Unicom, China Railcom, and, potentially, China Netcom Group, and other providers of long distance services using the voice-over-Internet-protocol, or VoIP, technology, including China Mobile, China Netcom Group, China Unicom and China Railcom;

•	we face increasing competition in our data and Internet services from many competitors, including, primarily, China Unicom, China Netcom Group and China Railcom; and

•	we may face additional competition from new entrants or providers of new telecommunications services, such as telephone and Internet services offered over cable TV networks.

Moreover, as a result of China’s accession to the World Trade Organization, or the WTO, and China’s commitment under its WTO Accession Protocol, the Chinese government will gradually open up the telecommunications market in China to foreign operators. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Licensing.” Foreign operators may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing. Furthermore, advances in technology, as well as changes in the regulatory environment, may further intensify competition.

Our ability to compete effectively may be constrained by a number of factors. For example, under the Chinese government’s policy of promoting fair and orderly competition in the telecommunications industry, certain competitors of ours, such as China Unicom and China Railcom, continue to enjoy certain preferential treatment from the Chinese government in tariff setting. They may set their respective tariffs for long distance services using public switched telephone networks and leased line services with the annual approval of the regulatory authorities. This preferential treatment is not available to us. As a result, our competitors who enjoy this preferential treatment may be able to provide their services at prices that are more competitive than ours. In addition, we are not yet permitted to provide mobile communications services. We, through China Telecom Group, are, however, actively seeking the issuance of a license for mobile communications in the PRC. We can provide no assurances, however, as to whether or when we may be able to receive any benefit of any license for mobile communications in China.

As a result, our customers may choose to use other providers’ services. Increased competition from those providers may force us to lower our tariffs, may reduce or reverse the growth of our customer base and may reduce usage of our networks. Any of these developments could materially adversely affect our business growth and results of operations.

China Netcom Group’s control of the last-mile access network in ten northern provinces in China may adversely affect our ability to provide end-to-end services.

As a result of the recent restructuring of China’s wireline telecommunications sector, most wireline telecommunications assets except for the nationwide inter-provincial optic fibers, including the last-mile access network, formerly owned by China Telecom Group in ten northern provinces in China were allocated to China Netcom Group. China Telecom Group and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers after the restructuring. As we and China Telecom Group have not constructed local access network in those ten provinces, we will need to enter into arrangements indirectly through China Telecom Group with China Netcom Group in order to provide end-to-end services to our customers with operations in the ten northern provinces. For example, we may need China Netcom Group to provide services to our customers with operations in the ten northern provinces in order to complete their corporate data networks. In addition, we may need to lease, indirectly through China Telecom Group, fibers, equipment or circuits in the ten northern provinces from China Netcom Group. In implementing the restructuring of China Telecom Group, China Telecom Group and China Netcom Group have entered into a number of framework agreements and implementation agreements, including agreements with respect to the last-mile access, circuit leasing, network maintenance and other business arrangements. The renewal of these agreements is subject to the mutual agreement by both parties prior to their expiration. If, in the future, China Telecom Group is unable to renew these agreements or enter into new arrangements with China Netcom Group in a timely manner or on reasonable terms, it may result in a delay in providing our data and leased line services to our customers in the ten northern provinces as we may need to seek alternative arrangements, such as leasing fibers, equipment or circuits from other operators.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

As of May 31, 2003, China Telecom Group owned approximately 77.78% of our outstanding shares. Accordingly, subject to our articles of association and applicable laws and regulations, China Telecom Group will continue to be able to exercise significant influence over our management and policies by:

•	controlling the election of our directors and, in turn, indirectly controlling the selection of our senior management;

•	determining the timing and amount of our dividend payments;

•	approving our annual budgets;

•	deciding on increases or decreases in our share capital;

•	determining issuance of new securities;

•	approving mergers and acquisitions; and

•	amending our articles of association.

The interests of China Telecom Group as our controlling shareholder could conflict with our interests or the interests of our other shareholders. As a result, China Telecom Group may take actions with respect to our business that may not be in our or our other shareholders’ best interests.

The letter of undertakings provided to us by China Telecom Group contains vague terms that may not be implemented as we expect.

China Telecom Group has provided us a letter of undertakings, under which it has undertaken to support us in our existing operations and future development in the following specific areas:

•	to treat us equally with any other operators of wireline telephone, data and Internet, leased line and other related telecommunications services that are controlled by China Telecom Group;

•	to give us the right to provide additional telecommunications services in our service regions that fall within the business scope of China Telecom Group; and

•	to give us the preferential right to acquire China Telecom Group’s interest in companies or other entities that provide telecommunications services.

The current terms of the letter of undertakings do not obligate China Telecom Group to provide any financial support to us. The letter of undertakings may not be implemented as we expect due to the vagueness of its terms. Other than the letter of undertakings, we have not entered into any agreement with China Telecom Group to provide for potential allocation of business opportunities between China Telecom Group and us outside our service regions.

We depend on China Telecom Group and its other subsidiaries to provide certain services and facilities for which we currently have limited alternative sources of supply.

In addition to being our controlling shareholder, China Telecom Group, by itself and through its other subsidiaries, also provides us with services and facilities necessary for our business activities, including, but not limited to:

•	use of international gateway facilities;

•	provision of services in areas outside our service regions necessary to enable us to provide end-to-end services to our customers;

•	use of nationwide inter-provincial optic fibers; and

•	lease of properties.

The interests of China Telecom Group and its other subsidiaries as providers of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services. Therefore, we have limited leverage in negotiating with China Telecom Group and its other subsidiaries over the terms for the provision of these services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a detailed description of the services provided by China Telecom Group and its other subsidiaries.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business and results of operations.

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. We have entered into interconnection arrangements with other telecommunications operators. Any disruption of our interconnection with the networks of those operators could have a material adverse effect on our business and results of operations.

If we are not able to respond successfully to technological or industry developments, our business may be adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and industry standard changes, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network system in a timely and cost-effective manner, or at all. Our inability to respond successfully to technological or industry developments may adversely affect our business, results of operations and competitiveness.

If the new applications adopted by us do not perform as expected, or if we are unable to deliver commercially viable services based on these applications, our revenue and profitability may not grow as we expect.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including advanced data and broadband information and application services. These opportunities relate to new services for which there are no established markets in China. Our ability to deploy and deliver these new services depends, in many instances, on the development of new applications, which may not be developed successfully or may not perform as we expect.

In addition, the success of our broadband Internet services is substantially dependent on the availability of content, applications and devices provided by third-party developers. If we are unable to deliver commercially viable new services, our revenue and profitability will not grow as we expect and our competitiveness may be adversely affected.

Risks Relating to the Telecommunications Industry in China

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.

Our businesses are subject to extensive government regulation. The Ministry of Information Industry, which is the primary telecommunications industry regulator under China’s State Council, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

Other Chinese governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. Major capital investments, including telecommunications network development projects, are subject to the approval of relevant Chinese government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Capital Investment.” The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure.

Our revenues may be adversely affected by reductions in tariffs mandated by the Chinese government.

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. Currently, the relevant provincial communications administrations and provincial price bureaus determine the monthly fee and usage fee tariffs for our wireline local telephone services, based on a guidance tariff range set by the Ministry of Information Industry in consultation with the State Development and Reform Commission. The Ministry of Information Industry and the State Development and Reform Commission jointly set tariffs for all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks, leased lines and data services. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Tariff Setting.” We derive a substantial portion of our revenues from services that are subject to tariffs determined by the Chinese government. In the past, our revenues have been adversely affected by reductions in tariffs mandated by the Chinese government. In September 2002, the Ministry of Information Industry indicated in writing that it does not intend to initiate any adjustment to tariffs for wireline local telephone services during the next three to five years. We believe therefore that the risk of adjustment of such tariffs in such period has been substantially reduced. However, we cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of tariff adjustments generally or the extent or potential impact on our business of future tariff adjustments. We cannot assure you that our business or results of operations will not be adversely affected by any government-mandated tariff adjustments in the future.

Future changes to the regulations and policies governing the telecommunications industry in China may have a material adverse effect on our business and operations.

Possible future changes to regulations and policies of the Chinese government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the

Chinese government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the Standing Committee of the National People’s Congress, it is expected to provide a new regulatory framework for telecommunications regulation in China. The contents of the draft telecommunications law have not yet been made public. While we expect that the telecommunications law will have an overall positive effect on the development of the telecommunications industry in China, we cannot be certain how this law will affect our business and operations and whether it will contain provisions more stringent than the current telecommunications regulations.

As part of the comprehensive plan to restructure China Telecom Group, as approved by China’s State Council in November 2001, the Chinese government stated its intention to further adjust and improve its regulatory oversight of the telecommunications industry, including gradual deregulation of telecommunications tariffs. We cannot assure you that future regulatory changes, such as those concerning tariff setting, interconnection and competition, will not have a material adverse effect on our business and operations.

The Chinese government may require us, along with other providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the Ministry of Information Industry has the authority to delineate the scope of universal service obligations. The Ministry of Information Industry, together with government finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in China. While the scope of “universal services” is not yet defined in any current PRC law or regulation, we believe that such services may include mandatory provision of basic telecommunications services in economically less developed areas in China. The Chinese government may require us, along with other service providers in China, to provide universal services with specified obligations. Although the Ministry of Information Industry has undertaken that we will be compensated in the event that universal service obligations are imposed on us, the Chinese government is still in the process of establishing schemes relating to the compensation of costs incurred by telecommunication operators in providing universal services, and telecommunication operators will be compensated for costs pursuant to these schemes as appropriate. In addition, we may not be able to realize adequate return on investments for expanding networks to, and providing telecommunications services in, those economically less developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. As a result, our financial condition and results of operations could be adversely affected.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

China’s economic, political and social conditions, as well as government policies, could affect our business.

Substantially all of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including:

•	government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The recent outbreak of severe acute respiratory syndrome in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial conditions and results of operations.

Since December 2002, China and certain other countries have been experiencing an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome. According to the World Health Organization, over 8460 cases of severe acute respiratory syndrome and more than 790 deaths had been reported in over 30 countries as of June 17, 2003. We cannot predict at this time the effect this outbreak could have on us. This outbreak may generally disrupt our operations. Furthermore, this outbreak may severely restrict the level of economic activity in affected areas, which may also adversely affect our business and prospects. As a result, we cannot assure you that the recent outbreak of severe acute respiratory syndrome would not have a material adverse effect on our financial condition and results of operations.

Government control of currency conversion may adversely affect our operations and financial results.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations. These foreign currency-denominated obligations include:

•	payment of interest and principal on foreign currency-denominated debt;

•	payment for equipment and materials purchased offshore; and

•	payment of dividends declared, if any, in respect of our H shares.

Under China’s existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions if foreign currencies become scarce in China. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADRs, if the Chinese government restricts access to foreign currencies for current account transactions.

Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from Chinese or foreign banks and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi fluctuates and is subject to changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends, if any, payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We are organized under the laws of China and are governed by our articles of association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

The direct enforcement by our shareholders of any rights of shareholders in respect of violations of corporate governance procedures may be limited. In this regard, our articles of association provide that most disputes between holders of H shares and our company, directors, supervisors, officers or holders of domestic shares, arising out of our articles of association or the PRC Company Law and related regulations concerning the affairs of our company or with respect to the transfer of our shares, are to be resolved through arbitration by arbitration organizations in Hong Kong or China, rather than by a court of law. Awards that are made by Chinese arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China. However, to our knowledge, no action has been brought in China by any holder of H shares to enforce an arbitral award, and we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of holders of H shares. See “Item 10. Additional Information—B. Articles of Association.”

To our knowledge, there has not been any published report of judicial enforcement in China by holders of H shares of their rights under articles of association or the PRC Company Law.

Unlike in the United States, under applicable laws of China, shareholders do not have the right to sue the directors, supervisors, officers or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself. Our shareholders may have to rely on other means to enforce directly their rights, such as through administrative proceedings. Chinese laws and regulations applicable to overseas listed companies do not distinguish among minority, affiliated and unaffiliated shareholders in terms of their rights and protections. In addition, our minority shareholders may not have the same protections afforded to them by companies incorporated under the laws of the United States.

Although we will be subject to the Hong Kong Stock Exchange Listing Rules and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, the holders of H shares will not be able to bring actions on the basis of violations of the Hong Kong Stock Exchange Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The Hong Kong Codes on Takeovers and Mergers and Share Repurchases do not have the force of law and provide only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of China, and substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China, and substantially all of the assets of our directors and officers are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel, Jingtian & Gongcheng, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries. Our Hong Kong counsel, Freshfields Bruckhaus Deringer, has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Holders of H shares may be subject to PRC taxation.

Under the PRC’s current tax laws, regulations and rulings, dividends paid by us to holders of H shares outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of H shares are currently exempted from PRC income tax. If the exemptions are withdrawn in the future, holders of H shares may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or capital gains tax, which may currently be imposed upon individuals at the rate of 20%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China.”

Item 4. Information on the Company.

A. History and Development of the Company

Restructuring of the Telecommunications Industry

Historically, the former Ministry of Posts and Telecommunications, through the former Directorate General of Telecommunications, provincial Posts and Telecommunications Administrations and their city- and county-level posts and telecommunications bureaus, controlled and operated public telecommunications networks and businesses in China.

As part of the Chinese government’s restructuring of the telecommunications industry, the Ministry of Information Industry was formed in March 1998 to assume, among other matters, the regulatory responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government’s regulatory functions from its business management functions. As a result, the Ministry of Information Industry ceased to operate telecommunications networks and businesses, but continues as the principal regulator of the telecommunications industry, providing industry policy guidance as well as exercising regulatory authority over all telecommunications service providers in China.

In 1999, with the approval of the State Council, the telecommunications networks and businesses previously controlled and operated by the former Ministry of Posts and Telecommunications were separated along four business lines: wireline, mobile, paging and satellite communications. The Directorate General of Telecommunications was renamed China Telecommunications Corporation in May 2000 to operate the nationwide wireline telecommunications business resulting from such separation. China Mobile and China Satellite Communications Corporation, or China Satellite, were established in May 2000 and December 2001, respectively, as state-owned enterprises to assume the nationwide mobile business and satellite communications business, respectively, while the paging business was transferred to China Unicom.

Restructuring of China Telecom Group

In November 2001, the State Council approved a comprehensive restructuring plan relating to the wireline telecommunications sector. Under the restructuring plan, the telecommunications assets of our parent company, China Telecom Group, in ten northern provinces, autonomous regions and centrally administered municipalities in China were split off from China Telecom Group in May 2002 and were merged with China Netcom Corporation and Jitong Communications Co. Ltd. to form China Netcom Group. China Telecom Group retains the telecommunications assets in the remaining 21 provinces, autonomous regions and centrally administered municipalities (including Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, our service regions) and continues to own the brand name of “China Telecom.” Under the restructuring plan, most telecommunications assets except for the nationwide inter-provincial optic fibers previously owned by China Telecom Group were divided between China Telecom Group and China Netcom Group based on their geographic locations. China Telecom Group and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers. Under the restructuring plan, both China Telecom Group and China Netcom Group are permitted to operate nationwide wireline telecommunications networks and provide nationwide services.

In connection with the implementation of the restructuring plan, China Telecom Group and China Netcom Group entered into a number of framework agreements providing for the division of network resources, trademarks, network access codes and other assets and nationwide enterprise customers of China Telecom Group prior to the restructuring, and circuit leasing, network maintenance and other business arrangements. Under these framework agreements, we have obtained, indirectly through China Telecom Group, access to local networks in ten northern provinces. China Telecom Group and China Netcom Group also entered into a couple of implementation agreements in 2002 and the first half of 2003 to implement those framework agreements, the provisions of which are consistent with those framework agreements.

Our Restructuring and Initial Public Offering

We were incorporated under the laws of China on September 10, 2002 as a joint stock company with limited liability under the name of China Telecom Corporation Limited. Our controlling shareholder, China Telecom Group, a wholly state-owned enterprise, directly owns approximately 77.78% of our issued capital as of May 31, 2003. To effect our restructuring, we entered into a restructuring agreement with China Telecom Group, under which the restructuring took effect as of December 31, 2001. As part of the restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us. These assets, liabilities and operations have been segregated and separately managed by us since December 31, 2001. As part of the restructuring, China Telecom Group retained certain assets historically associated with the businesses in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. These assets had a carrying amount of RMB11,285 million as of December 31, 2001 and primarily consisted of investments in non-telecommunications industries, the inter-provincial optic fibers, international gateway and international transmission equipment, telecommunications equipment for special communications services and certain office equipment, properties and buildings. In consideration of the net assets related to the telecommunications operations transferred to us, which had a carrying amount of RMB97,485 million as of December 31, 2001, we issued 68,317 million of our shares to China Telecom Group.

The telecommunications operations that were transferred to us included:

•	wireline telephone services, including local telephone, domestic and international, Hong Kong, Macau and Taiwan long distance and interconnection services as well as a range of related value-added services;

•	data and Internet services, including managed data, dial-up and dedicated Internet access, broadband access, system integration and related value-added services; and

•	leased line services.

Under the restructuring agreement, China Telecom Group has undertaken to indemnify us against any actions, suits, proceedings, claims, losses, damages, payments or other expenses caused by or arising from any assets transferred to us by China Telecom Group due to events that occurred prior to the effective date of our restructuring.

In addition, under the restructuring agreement, China Telecom Group has undertaken to indemnify us against any liabilities or losses as a result of any adverse effect that agreements entered or to be entered into between China Telecom Group and China Netcom Group may have on our assets and operations or the implementation of our agreements with China Telecom Group.

Immediately prior to our initial public offering, China Telecom Group owned 87.01% of our outstanding shares. In addition, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company each owned 8.37%, 1.43% and 3.19%, respectively, of our outstanding shares. As part of a reform plan approved by the State Council on the administration of rural telecommunications services in 2002, China Telecom Group transferred a portion of its interest in our company to these shareholders, which are state-owned enterprises owned and controlled by the provincial governments in each of Guangdong Province, Jiangsu Province and Zhejiang Province, as compensation for the financial support they have provided historically in the construction of rural telecommunications infrastructure in their provinces. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Under a share transfer agreement each of these shareholders has entered into with China Telecom Group, each of Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company has agreed:

•	not to sell, transfer or pledge any of our shares it obtained under the share transfer agreement during the three-year period after the completion of our initial public offering, and

•	following the expiry of the three-year period after the completion of our initial public offering, not to sell or transfer more than 20% of our shares it obtained under the share transfer agreement during any six-month period for two years.

The following chart sets forth our corporate organization and shareholders as of May 31, 2003.

Following our restructuring, China Telecom Group has retained the ownership of, and continues to operate, the wireline telecommunications networks, and provides telecommunications services in other provinces, autonomous regions and centrally administered municipalities that are outside our service regions. We currently do not expect to expand our core business beyond our service regions other than through potential acquisitions of selected telecommunications operations and assets of China Telecom Group. China Telecom Group has undertaken to give us a preferential right to acquire its interest in companies or other entities that provide telecommunications services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements Relating to Our Restructuring and Initial Public Offering—Letter of Undertakings.”

Under a non-competition agreement between us and China Telecom Group, China Telecom Group has undertaken to us, for so long as our shares are listed on the Hong Kong Stock Exchange or another exchange, and China Telecom Group holds over 30% of our issued share capital or is regarded as our controlling shareholder under the Hong Kong Stock Exchange Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or selected value-added telecommunications services in our service regions that may compete with us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements Relating to Our Restructuring and Initial Public Offering—Non-Competition Agreement.”

In connection with our restructuring, we entered into various arrangements with China Telecom Group and a number of its provincial subsidiaries relating to the mutual provision of ongoing telecommunications and other services. These agreements include agreements for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing and other services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a more detailed description of these arrangements.

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the Ministry of Information Industry, we derive our exclusive rights to operate our businesses from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the Ministry of Information Industry in connection with our business for our benefit. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group. To the extent the government begins to charge such fees in the future, we will likely share the cost with China Telecom Group. In addition, we may not be able to benefit from the licenses held by China Telecom Group if we cease to remain its controlled subsidiary. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

In 2002, we successfully completed our initial public offering of H shares and raised approximately RMB10,659 million in aggregate net proceeds for us. Upon completion of our initial public offering, our shares became listed on the Hong Kong Stock Exchange and ADSs representing our H shares are listed and traded on the New York Stock Exchange.

General Information

Our principal executive offices are located at 31 Jinrong Street, Beijing, China 100032 and our telephone number is (86-10) 6642-8166. Our web site address is www.chinatelecom-h.com. The information on our web site is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B. Business Overview

We are the leading provider of wireline telephone, data and Internet and leased line services in four of the most economically developed regions in China. Our service regions consist of Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. The wireline penetration rate in our service regions increased from 22.1% as of December 31, 2001 to 25.7% as of December 31, 2002, which, however, is relatively low compared to those in more developed markets in Asia and elsewhere. We believe this presents significant growth potential for us. Our service regions are also home to the headquarters of many large domestic corporations and governmental agencies and the regional headquarters of many multinational corporations. In addition, there is a large number of small- and medium-sized enterprises in our service regions.

In 2002, we further consolidated our market leadership position with the full implementation of our market segmentation plan and of our growth strategies geared toward wireline voice, broadband and Internet, and value-added services. We enhanced customer satisfaction through differentiated product provisioning, and the establishment of four clearly positioned servicing and distribution channels, consisting of our key account managers, community managers, rural contract personnel and “1000” service hotline. Customer complaints filed with the Ministry of Information Industry against us declined 87% in 2002, falling to one of the lowest levels in the industry. In addition, we pushed ahead with our internal restructuring and business re-engineering initiatives aimed at instilling greater market responsiveness, more effective cost control, higher efficiency and competitiveness into our operations.

The following table sets forth the percentages of contribution by our different services to our total operating revenue for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
	(percent)
Wireline telephone services:
Local
Installation fees	0.8	1.1	1.3
Monthly fees	10.9	14.9	16.5
Local usage fees	28.9	30.6	29.7
Domestic long distance(1)	24.2	21.4	19.0
International, Hong Kong, Macau and Taiwan long distance(1)	7.3	4.9	4.3
Interconnection	6.9	5.6	5.8
Upfront connection fees	8.9	9.2	8.0
Sub-total	87.9	87.7	84.6
Data and Internet services:
Internet(2)	1.6	3.1	5.0
Managed data(3)	2.5	2.2	2.4
Sub-total	4.1	5.3	7.4
Leased line services	6.0	4.2	4.1
Other services(4)	2.0	2.8	3.9
Total operating revenue	100.0	100.0	100.0

(1)	Includes revenue from our VoIP long distance services.
(2)	Includes revenue from dial-up, dedicated and broadband Internet access services as well as value-added data services.
(3)	Includes revenue from DDN, frame relay and ATM services.
(4)	Includes primarily revenue from the provision of value-added voice services and the sale and maintenance of certain customer-end equipment.

Wireline Telephone Services

Our telephone services consist of local telephone, domestic and international, Hong Kong, Macau and Taiwan long distance and interconnection services.

Wireline telephone services are our main services, generating 84.6% of our total operating revenue in 2002. Revenue generated by these services increased from RMB60,142 million in 2001 to RMB63,878 million in 2002. The demand for value-added voice and information services has also increased in recent years.

Local Telephone Services

Revenue derived from our local telephone services in 2002 accounted for 47.5% of our total operating revenue, as compared to 46.6% in 2001. We enjoy a dominant market position in local telephone services with a market share of 99.7% in terms of the number of access lines in service as of the end of 2002.

Access lines. The following table sets forth selected information regarding our local telephone services as of the dates indicated:

	As of December 31,
	2000	2001	2002
	(in thousands, except percentages)
Number of access lines in service:(1)
Residential	31,770	38,096	42,101
Enterprise(2)	6,343	7,029	8,525
Public telephones	1,320	1,917	3,039
Wireless local access	389	1,436	3,194
Total	39,822	48,478	56,859
Wireline telephone penetration rate	18.3%	22.1%	25.7%

(1)	Includes ISDN lines as measured by the number of bearer channels.
(2)	Includes small- and medium-sized enterprises and large enterprises.

The number of our access lines in service increased by 8.38 million, or 17.3%, from 48.48 million as of the end of 2001 to 56.86 million as of the end of 2002. The wireline penetration rate in our service regions increased from 22.1% as of the end of 2001 to 25.7% as of the end of 2002.

Since 1999, we have been building wireless local access networks that are based on the Personal Handyphone System, or PHS, technology and offer wireless local access services with limited mobility to our customers as a useful supplement to our wireline local access services. PHS technology is a wireless access telephone technology that evolved from analog cordless telephone technology. Currently, the PHS system in China operates in the 1895-1918.1 MHz range. The number of subscribers for our wireless local access service has increased from approximately 1.44 million as of the end of 2001 to approximately 3.19 million as of the end of 2002. Accelerating subscription for our wireless local access service was driven by strong market demand. As a natural extension of and supplement to our wireline services, our wireless local access service played a positive role in boosting local call volume and revenue growth, and in stemming competitive substitution.

We also operate an extensive network of public telephones in our service regions. Public telephone services are targeted at the large and growing non-resident population in our service regions. In 2002, our enterprise and public telephone subscribers increased by 21.3% and 58.5%, respectively. Collectively, customers for these services accounted for 20.3% of our total subscribers at the end of 2002, as compared to 18.5% for 2001.

Service usage. The following table sets forth certain usage information regarding our local telephone services for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Total usage (pulses in billions)(1)	180.7	212.4	226.6
Total usage (minutes in billions)(2)(3)	141.9	171.5	199.5

(1)	Pulses are the billing units for calculating local telephone usage fees. The definition of a pulse for intra-district calls changed in connection with the 2001 tariff adjustments. The pulse data for 2000 were converted into pulses under the new definition through a statistical sampling of calling patterns, and may be subject to certain statistical error. See “—Tariffs” for the respective definitions of a pulse before and since the 2001 tariff adjustments.
(2)	Minutes reported were calculated from pulses through a statistical sampling of calling patterns. The minute data for each of these three years are comparable, subject to certain statistical error.
(3)	Includes 24.2 billion minutes in 2000, 53.7 billion minutes in 2001 and 52.5 billion minutes in 2002, in respect of Internet dial-up usage generated by our Internet subscribers and subscribers of other Internet access providers.

As the number of access lines in service has increased, the total usage of our local telephone services, including those associated with dial-up Internet access and VoIP long distance calls, increased from 171.5 billion minutes in 2001 to 199.5 billion minutes in 2002. The number of minutes of local telephone usage per access line in service per month slightly decreased from 324 minutes in 2001 to 316 minutes in 2002. As some customers of our dial-up Internet services began to use our broadband Internet services, dial-up Internet usage decreased from 53.7 billion minutes in 2001 to 52.5 billion minutes in 2002. Dial-up Internet usage, as a percentage of total local usage, decreased from 31.3% in 2001 to 26.3% in 2002. Tariffs for the communications fees of dial-up Internet access were much lower than the usage fees for voice services.

Tariffs. For our local telephone services, we charge an upfront installation fee, a fixed monthly fee and local call usage fees based on call duration. The tariffs are regulated by the Chinese government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. In December 2000, the Chinese government issued a notice of tariff adjustments, which we implemented in the first half of 2001. The tariff adjustments changed the tariff levels for many telecommunications services, including local and long distance telephone, data and leased line services. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

The following table sets forth the changes in our tariffs before and after the tariff adjustments we implemented in 2001 for local telephone services:

	Before Tariff Adjustments	After Tariff Adjustments
(RMB)
Monthly fee:(1)
Residential customers	7.6 – 24.0	12.0 – 25.0
Enterprise customers	10.0 – 37.0	15.0 – 35.0
Usage fee:
Intra-district	0.16 –0.22 per pulse (three minute intervals)	0.18 – 0.22 for the first two pulses (first three minutes or less) and 0.09 – 0.11 for each additional pulse (one minute intervals)
Inter-district	0.20 – 0.50 per pulse (one minute intervals)	0.20 – 0.50 per pulse (one minute intervals)
Communications fee:
Internet dial-up	0.08 –0.11 per pulse (three minute intervals)	0.02 per pulse (one minute intervals)

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital, a city, a county or rural areas.

Prior to July 2001, we charged an upfront connection fee for basic access services. State guidance rates for connection fees for basic access services varied from time to time and were adjusted from a range of RMB2,500 to RMB5,000 in 1999 to a range of RMB500 to RMB1,000 in 2001, and the connection fees were eliminated entirely in July 2001. The decrease in and ultimate elimination of connection fees have stimulated customer growth, especially for residential customers. In addition, all other previous surcharges on telephone services, which were mostly levied by provincial and local governments, were eliminated in April 2001.

Domestic Long Distance Services

We offer long distance services through our public switched telephone network as well as VoIP long distance services. Total revenue from our domestic long distance services represented 19.0% of our total operating revenue in 2002, compared to 21.4% in 2001. We are the largest provider of domestic long distance services using public switched telephone networks in our service regions. In addition, we commenced offering VoIP long distance services in 1999 and became the largest provider of such services in our service regions in 2002. Access to VoIP long distance services requires the subscriber to dial a pre-set access number and/or personal identification number in the case of prepaid cards.

Service usage. The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Total minutes of usage (in millions):(1)
Public switched telephone networks	24,780	19,133	15,915
VoIP	2,187	11,497	17,709

Total	26,967	30,630	33,624

(1)	Includes calls originated by mobile subscribers that are carried over our long distance networks.

Our VoIP services have experienced rapid growth since we began providing the services in 1999. The usage of our VoIP domestic long distance services as a percentage of the total usage of domestic long distance services increased from 37.5% in 2001 to 52.7% in 2002, mainly because of the lower tariffs for VoIP long distance services compared to those for long distance services using public switched telephone networks. However, the average VoIP call duration is generally longer than that of long distance calls using public switched telephone networks. We target VoIP services at price sensitive customers, such as small businesses, certain residential customers and non-resident persons. We are able to selectively roll out our VoIP services to small businesses or other non-resident persons in response to changes in market demand and competition. We have implemented flexible development strategies for our VoIP services in order to maximize our long distance service revenue.

Tariffs. The tariff adjustments in 2001 abolished the distance-based tariff structure, reduced the unit of billing from one minute to six seconds and eliminated long distance call surcharges.

The following table sets forth the tariffs for our domestic long distance telephone services before and after the tariff adjustments in 2001, which are based on state tariff rates:

	Before Tariff Adjustments	After Tariff Adjustments
(RMB)
Wireline telephone:
Intra-provincial less than 300 km	0.50 per minute(1)	All at the unified rate of 0.07 per six seconds(2)
Intra-provincial more than 300 km	0.60 per minute(1)
Inter-provincial less than 800 km	0.80 per minute(1)
Inter-provincial more than 800 km	1.00 per minute(1)
VoIP services(3)	0.30 per minute	Not regulated

(1)	A discount rate of 50% applied to calls made during off-peak hours, which were from 9:00 pm to 12:00 am for weekdays and from 7:00 am to 12:00 am on public holidays and weekends; a discount rate of 70% applied to calls made during 12:00 am to 7:00 am everyday.
(2)	A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.
(3)	Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

The tariff adjustments in 2001 also deregulated the tariffs for VoIP services. We continue to use the general tariff rate of RMB0.30 per minute for our VoIP services after the tariff deregulation, but offer incentive programs and discounts from time to time. VoIP long distance services have lower tariff rates than those for long distance services using public switched telephone networks. However, we also charge local usage fees on VoIP long distance calls. As a result of the increase in usage of our market-priced VoIP services, we believe that tariff-related risks facing domestic long distance services are reduced.

International, Hong Kong, Macau and Taiwan Long Distance Services

We are the largest provider of international, Hong Kong, Macau and Taiwan long distance services in our service regions, in terms of both public switched telephone network services and VoIP services. We had a 59.2% market share in 2002, as measured by the total number of outgoing call minutes carried through international gateways of all wireline and mobile operators in our service regions. Our international, Hong Kong, Macau and Taiwan long distance telephone services contributed 4.3% to our total operating revenue in 2002, compared to 4.9% in 2001. We began offering VoIP international, Hong Kong, Macau and Taiwan long distance services, similar to our VoIP domestic long distance services, in 1999 in our service regions.

Service usage. The following table sets forth certain information related to the usage of our international, Hong Kong, Macau and Taiwan long distance services, including usage of international, Hong Kong, Macau and Taiwan long distance services by mobile subscribers, for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Outgoing call minutes (in millions):
Public switched telephone networks	1,285.8	1,014.6	671.0
VoIP	130.9	391.1	654.0

Total	1,416.7	1,405.7	1,325.0

The total usage of our international, Hong Kong, Macau and Taiwan long distance services declined by 5.8% in 2002, from 1.41 billion minutes to 1.33 billion minutes, mainly because mobile operators established their own international gateways and diverted international calls previously placed by their mobile subscribers through our international gateways. The usage of our international, Hong Kong, Macau and Taiwan long distance services has also been adversely affected by the increased use of leased lines for international communications.

Tariffs. The tariff adjustments in 2001 reduced the basic unit of billing from one minute to six seconds and simplified the rate schedule by abolishing the distance-based tariff structure. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance tariffs before and after the tariff adjustments:

	Before Tariff Adjustments	After Tariff Adjustments
(RMB)
Public switched telephone networks services:
To Hong Kong, Macau and Taiwan	5.00 per minute(1)	0.20 per 6 seconds
To all international destinations	5.30 – 15.00 per minute(2)	0.80 per 6 seconds(3)
VoIP services:(4)
To Hong Kong, Macau and Taiwan	2.50 per minute(5)	Not regulated
To all international destinations	4.80 per minute	Not regulated

(1)	Lower rates of RMB1.65-3.45 per minute applied to calls made from Guangdong Province to Hong Kong and Macau. A discount rate of 40% applied to calls made during off-peak hours.
(2)	Rates of RMB5.30-12.00 per minute applied to calls made to Asian countries and regions and a rate of RMB15.00 per minute applied to calls to all other international destinations. A discount rate of 40% applied to calls made during off-peak hours.
(3)	A discount rate of up to 40% applies to calls made during off-peak hours.
(4)	Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.
(5)	A lower rate of RMB1.50 per minute applied to VoIP calls made from Guangdong Province to Hong Kong and Macau.

We offer international, Hong Kong, Macau and Taiwan long distance services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and those settlement arrangements and rates also apply to us. Since the tariff adjustments, we charge RMB1.5 per minute for VoIP long distance calls to Hong Kong, Macau and Taiwan and RMB2.40-4.60 per minute for VoIP long distance calls to international destinations, but offer various incentive programs and discounts from time to time.

Interconnection

Interconnection services accounted for 5.8% of our total operating revenue in 2002. For local interconnection, we charge a termination fee of RMB0.06 per minute for inbound traffic, but by regulation, we are exempt from any interconnection payment for outbound local traffic to mobile operators. Inbound local calls grew 10.8% in 2002.

Long distance interconnection was influenced by a significant change in traffic pattern in 2002. The traffic routing deregulation in 2002 stimulated long distance operators, including us, to carry on their own networks the long distance traffic generated by their own subscribers. The net impact of this change on us was limited, as we experienced reductions on both the revenue and the expense sides of the equation.

We have interconnection arrangements with other telecommunications operators, including China Telecom Group, China Netcom Group, China Mobile and China Unicom, in our service regions. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the Ministry of Information Industry in 2001. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this item.

China Telecom Group entered into interconnection agreements with other telecommunications service providers in our service regions. These agreements provide for interconnection settlement with respect to local calls and domestic and international, Hong Kong, Macau and Taiwan long distance calls involving our networks. In connection with our restructuring in preparation for the initial public offering, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We also entered into an interconnection agreement with China Telecom Group. The economic terms and the settlement procedures under that agreement are in accordance with the standards set forth in the interconnection rules and regulations, which are described in more detail under “—Regulatory and Related Matters—Interconnection” included elsewhere under this item. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements Relating to Our Restructuring and Initial Public Offering—Apportionment of International Settlement; —Ongoing Related Party Transactions between Us and China Telecom Group—Interconnection Agreement.”

Value-Added Voice and Information Services

Value-added voice services. In addition to basic local and long distance services, we offer a number of value-added telephone services, including caller ID, call forwarding, conference calling and toll-free services. We believe that these services allow us to enhance customer satisfaction and increase our revenue. For example, we introduced caller ID services in our service regions in 1999 at RMB6.00 per month and, as of the end of 2002, 23.84 million, or 41.9% of our subscribers used this service, an increase from the penetration rate of 27.9% in 2001. We believe value-added telephone services are still at an early stage of development. As subscribers in China become more accustomed to these value-added telephone services, we expect significant growth potential in this area.

Telephone information services. We have significantly expanded the scope of our automated and operator-assisted telephone information and applications services in recent years. Our general information services allow users to access information at our standard telephone usage rates plus information usage fees. We collaborate with government agencies, news media and other service providers to provide diversified telephone information and applications services, such as telephone banking and telephone advertising, which help us increase our voice traffic. We intend to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

Telephone directory services. We publish telephone directories, known as Yellow Pages, in our service regions. In addition, we have introduced online telephone directory and other related information services. We derive advertising revenue from our printed and on-line directories.

New service initiatives. We continue to leverage our extensive network resources, customer base and distribution channels and cooperate with other service providers to develop new revenue sources. In 2002, we developed new telephone applications services that combine our information services with e-commerce applications, such as telephone lottery and telephone stock trading services, utilizing our existing telephone billing and collection systems as a payment platform. We also introduced call center outsourcing and wireline short messaging services in 2002. In addition, we introduced direct dial VoIP services with a pre-set access number of 17901 and toll-split telephone services with a pre-set access number of 4008.

Data and Internet Services

We are the leading provider of Internet services in our service regions. Our data and Internet services are supported by extensive local access networks in our service regions and the largest nationwide fiber optic backbone transmission network operated by China Telecom Group. Revenue from our Internet services was RMB3,775 million in 2002, representing 5.0% of our total operating revenue for that year. Revenue from our managed data services was RMB1,789 million in 2002, representing 2.4% of our total operating revenue for that year.

The following table sets forth selected information regarding our data, Internet and related services as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2000	2001	2002
	(in thousands, except minutes)
Managed data services:
Number of ports:
DDN services	135.9	154.9	157.0
Frame relay services	15.1	21.1	47.0
ATM services	0.66	1.39	5.3
Bandwidth leased:
DDN services (x64Kbps)	103.1	158.6	207.7
Frame relay services (x128Kbps)	11.2	20.4	24.3
ATM services (x2Mbps)	1.3	7.8	10.8
Dial-up and dedicated Internet access services:
Dial-up subscribers	5,171.7	9,627.2	11,623.0
Dial-up on-line usage (minutes in billions)	22.2	45.5	40.2
Broadband access services:
DSL subscribers	5.6	300.6	1,123.0
FTTx + LAN subscribers	4.3	87.6	243.0
Others	—	8.4	14.0

Managed Data Services

We are the leading provider of managed data services in our service regions. Our managed data services include Digital Data Network, or DDN, frame relay and Asynchronous Transfer Mode, or ATM, services. In 2002, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shopping, tailored services and comprehensive solution packages to these customers. Our customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our company. Our subscriber base has expanded without interruption and most of our existing subscribers have upgraded their bandwidth and increased their usage.

DDN services. The bandwidth volume of our DDN services grew by 31.0% in 2002. Our DDN services provide high-quality and reliable transmission at speeds ranging from 64Kbps to 2Mbps and continue to meet the increasing demand for low- to medium-speed transmission capacity from enterprise customers. DDN systems are composed of optic fibers, digital transmission paths and digital cross multiplexing nodes. DDN systems are capable of providing high-quality private circuits and other services at various data rates to satisfy users’ multimedia communications needs.

Frame relay/ATM services. The bandwidth volume of our frame relay and ATM services grew by 19.1% and 38.5%, respectively, in 2002. We offer advanced high-speed data communications services based on frame relay and ATM technologies. These services enable flexible and cost-effective use of bandwidth resources. Frame relay is a type of connection-oriented packet switching technology that employs statistical multiplexing over a shared network. Frame relay offers both access to a network and transmission of data across a network and is used by customers with significant amounts of data traffic. ATM is a high bandwidth and multiplexing technology. ATM is developed for high data rates with a high quality of service, and can offer integrated voice, data and video services at various data rates.

We offer these services as part of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose frame relay and ATM services to form VPNs and link their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to build global communications networks for multinational corporations.

Tariffs. We determine most of the tariffs for our data services within a price range set by the Chinese government. We generally charge an upfront fee for installation and testing for our data services and a fixed monthly fee. Tariffs for some of our data services have declined substantially in recent years. This decline has stimulated demand for our data services, especially for higher bandwidth services.

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps for the periods indicated:

	Monthly Fee
	2000	2001	2002
	(RMB)
64Kbps
Intra-district	1,680	1,500	1,500
Inter-district	2,520	2,000	2,000
Intra-provincial	3,640	3,500	3,500
Inter-provincial (less than 800 km)	4,530	3,500	3,500
Inter-provincial (more than 800 km)	5,350	3,500	3,500
2Mbps
Intra-district	14,360	6,000	6,000
Inter-district	18,900	8,000	8,000
Intra-provincial	27,960	12,000	12,000
Inter-provincial (less than 800 km)	42,590	12,000	12,000
Inter-provincial (more than 800 km)	50,000	12,000	12,000

The following tables set forth the monthly fees in 2002 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

	Monthly Fee for Port Access
	2Mbps	10Mbps	100Mbps	155Mbps
	(RMB)
Bandwidth
Monthly fees	1,000	5,000	9,000	10,000

PVC monthly fees (RMB):(1)

	PVC Monthly Fees
	Intra-District	Inter-District	Domestic Long Distance
	(RMB)
Bandwidth
256Kbps	800	1,150	2,200
2Mbps	1,500	2,200	4,000
10Mbps	5,000	11,500	15,500
155Mbps	14,500	39,000	130,000

(1)	One-way tariff for PVC circuits of ATM services.

Dial-up and Dedicated Internet Access Services

We are the largest provider of dial-up and dedicated Internet access services in our service regions in terms of the number of subscribers. Our Internet access services continue to grow. Our dial-up Internet access subscribers increased by 20.7%, from 9.6 million as of the end of 2001 to 11.6 million as of the end of 2002.

We classify our dial-up Internet access users into registered users, non-registered users and prepaid users. We provide a variety of dedicated Internet access services to our business and government customers. In addition, we provide Internet transit and access services to some international and domestic telecommunications operators. We also provide many business customers with direct fiber optic links between their local area networks and the Internet.

Tariffs. Registered dial-up Internet access users pay an Internet access fee as well as local communications fees. Dedicated Internet access users pay usage fees for the leased dedicated lines or fiber optic access.

The following table sets forth the tariffs for dial-up Internet access services for the periods indicated:

	2000	2001	2002
Dial-up Internet access fees	RMB4.00 per hour	RMB3.00 per hour	RMB3.00 per hour

The following table sets forth the tariffs for the dedicated Internet access services for the periods indicated:

	2000	2001	2002
	(RMB per month)
Bandwidth
64Kbps – 128Kbps	13,000	4,000	4,000
1Mbps – 2Mbps	80,000	20,000	20,000

Broadband Internet Access

We began offering broadband Internet access services in 2000 and our subscribers for these services grew from 396,540 as of December 31, 2001 to 1,379,000 as of December 31, 2002.

In 2002, our broadband Internet access services grew significantly due to strong demand. We also promoted our services and recognition of our brand name through a series of promotion campaign. Equipment costs related to our broadband Internet access services decreased due to efficient operation and application of advanced technologies. We expect our broadband Internet access services to continue to contribute significantly to our revenue growth.

DSL services. We promote DSL services as the primary broadband Internet access means for residential customers and small- and medium-sized enterprise customers. DSL services can be offered over existing copper wires and are suitable for high-speed Internet access. Our DSL charges are based on bandwidth and whether the customer is a residential customer or enterprise customer. Our service fees include an upfront installation fee, monthly fees and overtime charges. We had 300,570 DSL subscribers as of the end of 2001 and 1,123,000 DSL subscribers as of the end of 2002.

Fiber-Ethernet access services. We offer broadband access services through fiber optic cables that directly link Ethernet technology-based LANs in office buildings or high-end residential complexes to the Internet. Fiber-Ethernet access uses optic fiber technology and Ethernet protocol to connect residential users and business users to a telecommunications network and greatly expands capacity of the access network. As of the end of 2001 and 2002, we had 87,570 customers and 243,000 customers, respectively, using fiber-Ethernet access services.

Broadband application services. We continue to leverage our broadband access networks and distribution channels to develop various broadband application services. Cooperating with other service providers, we have introduced ChinaVnet services that include a new range of services to our end-users, including on-line gaming, video-on-demand, on-line financial services, and distance education. Users of our ChinaVnet services are able to enjoy all content and application services offered by providers that collaborated with us. The ChinaVnet services also provide service providers with convenient billing methods for end-user payments. We expect that our ChinaVnet services will effectively promote diversified broadband applications and stimulate growth in our subscriber base and revenue.

Wireless LAN services. We provide fast and convenient wireless LAN services through our wireless local area networks in public places, such as airports, hotels, conference centers and office buildings.

Tariffs. The following table sets forth the tariffs for DSL services:

Type of Service	Connection Fee (RMB per Port)	Network Fee (RMB per Port)
Residential	400	200 per month if less than 120 hours and 4.00 per hour for every hour exceeding the 120-hour limit
Enterprise	1,000	800 per month if less than 180 hours, and 6.00 per hour for every hour exceeding the 180-hour limit

For customers connected through LANs, we charge either a monthly network fee plus a fiber optic access fee determined by bandwidth, or a monthly network fee plus an upfront connection fee. The following table sets forth the guidance tariffs for our fiber-Ethernet access services:

Type of Customer	Port Bandwidth	Connection Fee(1) (RMB per Port)	Network Fee (RMB per Port per Month)
Residential	10Mbps	400	200
	100Mbps	—	300
Enterprise	10Mbps	1,000	1,000
	100Mbps	—	2,000

(1)	Includes registration fee, installation fee and labor expenses, but does not include equipment fees incurred by customers.

System Integration and Other Value-Added Services

We offer system integration and solution services to our customers. Our system integration services encompass initial consulting, network planning, network implementation, application development and maintenance. Our current development focuses on system integration and information management such as network management and data mining and analysis services.

Our Internet data centers primarily offer co-location and web hosting services. We operate many large Internet data centers that together provide more than 18,000 square meters of rack space. As part of those services, we also lease to our customers various resources at these Internet data centers, such as servers and database storage capacity. In addition, we are developing a range of Internet-based services to meet increasing corporate outsourcing requirements for web site development and maintenance as well as Internet-based applications.

Leased Line Services

We also provide domestic and international leased line services in our service regions. In addition to leased lines, we also lease other network elements to business and government customers and other telecommunications service providers. We mainly lease digital circuits, digital trunk lines and optic fibers. The revenue from our leased line services is mainly derived from the lease of domestic and international digital circuits. Revenue from our leased line services was RMB2,862 million in 2001, representing 4.2% of our total operating revenue for that year, and reached RMB3,095 million in 2002, representing 4.1% of our total operating revenue for that year. The total amount of local and long distance 2 Mbit equivalent digital leased circuits grew 12.0% in 2002.

We offer these services as part of our total telecommunications solutions and market these services to large enterprise customers and other operators through our large enterprise customer service teams.

The following table sets forth the total amounts of bandwidth of our leased line service as of the end of the year indicated:

	2000	2001	2002
Leased Digital Circuits
Total bandwidth (x2Mbps)	65,082	84,252	94,400

Tariffs. We charge monthly fees for leased lines based on tariff rates set by the Chinese government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years. The tariff adjustments in 2001 substantially reduced tariffs for leased line services.

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits for the periods indicated:

	Monthly Fee
	2000	2001	2002
	(RMB)
2Mbps
Intra-district	5,810	2,000	2,000
Inter-district	10,000	4,000	4,000
Intra-provincial(1)	14,180	6,000	6,000
Inter-provincial(1) (less than 800km)	25,340	6,000	6,000
Inter-provincial(1) (more than 800km)	31,710	6,000	6,000
155Mbps
Intra-district	271,120	44,000	44,000
Inter-district	466,560	88,000	88,000
Intra-provincial(1)	661,610	132,000	132,000
Inter-provincial(1) (less than 800km)	1,182,200	132,000	132,000
Inter-provincial(1) (more than 800km)	1,479,530	132,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in China. We offer a full range of differentiated services to our customers to address their telecommunications needs. We offer individually tailored services to our large enterprise customers, specialized services to our small- and medium-sized enterprise customers and standardized services to our residential customers. In addition, we plan to increase our advertising activities to enhance customer awareness of our available services and promote brand loyalty.

Sales, Distribution and Customer Services

Dedicated customer manager system for large enterprise customers. We have implemented a large enterprise customer manager system. Under this system, our dedicated customer managers directly market our services to large enterprise customers. These customer managers form dedicated management teams based on the industry background or geographical locations of the customers. We conduct periodic performance reviews and evaluations of the performance of the customer managers based on several factors, including revenue growth, market share, customer satisfaction and customer retention. To strengthen our marketing efforts, we have increased the total number of our customer managers from 1,586 as of the end of 2001 to 3,911 as of the end of 2002.

Community manager system. We offer integrated sales and maintenance services to small- and medium-sized enterprise customers through our community manager system and divide their community coverage responsibilities by geographical area. Our community managers are responsible for customer development and customer care. We link their compensation mainly to the voice traffic in their coverage areas. In addition, our community managers are also responsible for gathering market and demand information.

Contract system in rural areas. We are the first operator in China to develop a contract system to serve customers in the rural areas. Under this system, we select certain local residents to be responsible for service promotion, customer development, equipment maintenance and fee collection. This system enables us to lower operational costs effectively while at the same time satisfying the needs of our rural customers.

Customer service hotlines. We provide customer services through our customer service hotlines with the uniform access number of “1000.” Our customer service hotlines offer unified electronic-based services to our residential and enterprise customers. Our customer service hotlines handle service inquiries and service applications, collect bill payments and receive customers’ complaints.

Billing services. We bill our residential customers on a monthly basis and provide a range of payment choices for the convenience of our customers, including direct-debit service, which automatically deducts the monthly payment from the subscriber’s designated bank or postal account. We also provide specially tailored billing and collection services to our large enterprise customers to help them more effectively plan and monitor their telecommunications needs.

Marketing and sales agencies and other wholesale channels. We market our services through our own retail outlets as well as agents and distributors. Our cooperation with third party agencies and distributors helps us to reach a broader customer base and reduce our operating expenses. As of December 31, 2002, we had a total of 4,761 authorized third-party agencies and distributors in addition to 3,046 retail outlets that we owned and operated directly.

We provide a range of wireline telecommunications services, including, among others, local and long distance telephone and data services, to government agencies and regulatory authorities at all levels as well as to many state-owned enterprises in our service regions. A number of these government entities and state-owned enterprises are among our largest customers, and the amount of revenue received from entities controlled by the PRC government during 2002 was material to us. We provide these services in the normal course of business and do not offer them any special tariff discounts.

Network System

We were able to realize significant economies of scale as a result of the extensive coverage and scale of our network. It employs a variety of advanced technologies and suitable architecture and can be efficiently migrated to the next generation of network technology. Our network system is managed and operated by our experienced network management and maintenance teams and offers flexible functionality and reliable operation. It supports a comprehensive range of end-to-end wireline telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our networks and services are supported by our strong research and development capabilities. We have formulated viable plans in light of future advances in technology to migrate our network system smoothly to the next generation of network technology in order to protect our existing investments.

Network Architecture

Our network system consists of transport networks, service networks, an application layer and support networks.

•	Transport networks: Transport networks provide the transport functions of voice and data signals for all of our services.

•	Service networks: Service networks include our wireline telephone network, data networks, Internet network and other service networks such as intelligent networks, and support our basic and value-added telecommunications services.

•	Application layer: The application layer provides the platform for a variety of applications and services such as e-commerce, video-on-demand, and on-line games.

•	Support networks: Support networks include signaling networks, digital synchronous networks and network management systems and support the reliable and effective operation of our networks at all levels.

Network Capacity and Technology

Local access networks. We own extensive local access networks in our service regions. As of May 31, 2003, our local access networks covered all cities, counties and rural villages in our service regions. As part of our strategic focus on the data and Internet market, we continue to expand our broadband access networks by utilizing our existing copper line resources. In 2002, we upgraded certain local access lines using high-bandwidth technology such as VDSL, in addition to the ADSL technology currently applied to our existing local access lines to accommodate specific customer needs. As of December 31, 2002, the total capacity of our DSL access ports reached 2,131,000 lines. At the same time, we are selectively connecting additional large office buildings and business centers with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, cafes and office buildings. For example, at the end of 2002, we were permitted to provide wireless LANs services in approximately 206 popular places in Shanghai. Moreover, we have developed PHS networks for wireless local telephone access service to supplement our wireline access systems.

Transport network. Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links. Our fiber optic network had a total cable length of 250,000 kilometers in our service regions as of the end of 2002. Our transport network is integrated with the fiber optic network of China Telecom Group outside our service regions, which, together with our networks, forms the largest nationwide fiber optic transport network in China, and is connected with networks worldwide.

Our fiber optic transport network employs SDH architecture and DWDM technology extensively, both of which allow for simpler and more easily managed networks with enhanced reliability. In addition, we have deployed self-healing, DXC, 1+1 protection and other protection technologies and provide customers with network services of various levels of reliability based on their requirements.

Wireline telephone networks. Our wireline telephone network has been substantially built in the last decade utilizing digital technology. It consists of 47 local switching networks and a long distance switching network. As of the end of 2002, the total capacity of local switches reached 74.76 million lines, and the capacity of long distance toll switches reached 1.67 million ports. In addition, China Telecom Group has built international gateways in Shanghai and Guangzhou with a total capacity of 59,530 access ports as of December 31, 2002 and we utilize these international gateways for our international, Hong Kong, Macau and Taiwan long distance telephone services.

We have installed advanced intelligent networks over our telephone networks, which combine advanced computer technologies with traditional switching techniques to provide flexible value-added services such as prepaid services, virtual private network services and toll free call services. In 2002, we managed to improve network efficiency and increase utilization through resource re-allocation and optimization. At the end of 2002, the utilization rate of local and long distance switches, increased 5.0 and 3.2 percentage points, respectively, as compared to 2001.

Data and internet networks. We have developed a large-capacity, high-quality, reliable and extensive data and Internet network system in our service regions. Our data and Internet networks allow us to provide services both at the network layer, such as Internet access, managed data and virtual private network services, and at the application layer, such as Internet data center, e-commerce and video-on-demand services.

Our data network system includes a DDN network, a frame relay network and an ATM network. These networks cover all cities and counties in our service regions. Our ATM network allows multi-service access and flexible bandwidth management and provides high-quality, integrated end-to-end services.

Our Internet network is part of ChinaNET operated by China Telecom Group. ChinaNET deploys mainstream Gbps routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 2.5Gbps circuits. The bandwidth of the international exit of ChinaNet reached 4.908Gbps as of the end of 2002.

Support networks. The operation of our wireline telephone, data and Internet networks depends on various support networks, including a signaling network based on a signaling technology known as Signaling System 7 protocol, a digital synchronous network and network management systems for various networks and services.

Equipment procurement. We purchase most of our network equipment from leading international suppliers or their joint ventures in China. We also purchase from local suppliers a variety of network equipment, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Our five largest suppliers of telecommunications equipment accounted for approximately 24.6% of our total capital expenditures for 2002. Our largest supplier of telecommunications equipment accounted for 8.4% of our total capital expenditures for 2002.

Information Technology Systems

Our business support systems, operation support systems and management information systems form our overall enterprise information system. Adoption of the enterprise application integration technology has allowed for smooth interconnection between all major systems of our company, enabling full information sharing within our company.

•	Our business support systems (BSS) include our business management system, billing and customer service systems and provide comprehensive and integrated support for various aspects of our business, such as customer relationship management, new service request responses, billing and network error reporting and correction.

•	We have developed our operation support systems (OSS) and continue to enhance their functionality. These systems include an integrated network management system and a network resources system, and enable us to enhance network management capabilities, promptly correct network errors and improve resource utilization and network reliability. See “—Support Networks.”

•	Our management support systems (MSS) include financial information, procurement and human resources management systems. These systems gather and process various operational and financial data for management, marketing and customer service purposes. Operating and financial data gathered by these systems allow us to analyze network usage patterns, monitor service quality and customer satisfaction, understand market demand and trends, determine network expansion needs and investment plans and formulate marketing strategies. We are in the process of further improving our management information systems and incorporating them into our enterprise resource planning system.

Organizational Restructuring and Business Process Re-engineering

We have implemented various initiatives to restructure our organization and have undertaken a business process re-engineering, or BPR, project. At the headquarters level, we have integrated various points of interface with our customers and have established a dedicated large enterprise customer service department to better serve our large enterprise customers and coordinate internal responsibilities. At the local operational level, we have streamlined the organization of business by designating each of our 47 local networks as a basic business unit. Our BPR project aims to effect organizational and operational changes in a number of areas, including organizational structure, network investment process, allocation of network resources, large customer management, billing and collection and employee evaluation and incentive schemes.

A new “front-end-back-end” structure was established in 2002 at each level of our company to enhance market responsiveness. The front-end is composed of “customer interface units” with related marketing functions, while at the back-end, all network resources have been consolidated to provide the front-end with service provisioning, quality control, billing and operation support services. An internal service agreement has been entered into between the front-end and the back-end to ensure more concerted and high quality end-to-end service provision.

In addition, we have taken various steps to centralize and streamline the management of our business. Our efforts are centered on large corporate account management, network resource utilization, capital expenditure and performance evaluation. We implemented the key account management process, which is based on dedicated account managers with industry specific training. We are also working to control costs and enhance operational efficiency with the network resource allocation process. As part of this effort, we have established a computerized order processing system that provides updated information on our internal service provisioning chain. This system also allows us to process customer orders more quickly, and to monitor the provisioning process in a systematic manner. We have also improved the recurring investment process in order to improve capital expenditure control and investment returns by giving priority to investments that offer better returns.

Competition

We compete with other telecommunications service providers in our wireline telephone, data, Internet, and leased line services. All of our principal competitors are wholly or majority owned by the Chinese government. The government encourages orderly and fair competition in the telecommunications industry in China. Currently, providers of basic telecommunications services must apply for a license from the Ministry of Information Industry. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China. There are currently two licensed mobile telecommunications service providers and four wireline service providers in China. The recent restructuring of China Telecom Group has introduced China Netcom Group, an experienced wireline telecommunications service operator, as our competitor. We expect to face increased competition in our service regions. See “—Regulatory and Related Matters—Licensing” included elsewhere under this item.

Competition in Wireline Telephone Services

Local telephone services. Mobile service substitution for our wireline telephone services has been the principal competition to our local telephone services. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China. Compared to these mobile service providers, we continue to offer better voice quality, higher communication consistency, reliability and lower cost. Mobile service providers, however, have the advantages of mobility and roaming capability.

Until the mid-1990s, we were the sole licensed wireline local telephone services provider in our service regions. Our local telephone services currently compete with the wireline services offered by China Railcom, which has been licensed to provide local telephone services in our service regions. We compete with these operators primarily on the basis of brand name, network coverage, service quality and service offerings. In addition, we have a large customer base, which allows us to compete through economies of scale and to cross-sell our services to our existing customers.

Long distance telephone services. We compete with China Unicom and China Railcom with respect to long distance telephone services using public switched telephone networks in our service regions. China Unicom and China Railcom are allowed to set their tariffs for long distance services using public switched telephone networks, subject to annual regulatory approval, and are therefore able to offer more competitive prices to customers. In addition, mobile telecommunications services have diverted some of the traffic from our long distance telephone services. We compete with these service providers on the basis of customer base, brand name, network resources, quality of service and marketing and distribution strength. Access to our long distance services does not require the dialing of any pre-set access number or personal identification number.

China Mobile, China Netcom Group, China Unicom and China Railcom provide VoIP services that compete with our public switched telephone network and VoIP long distance services in our service regions. We compete with these VoIP service providers on the basis of customer base, reliability, quality and coverage of networks and general service quality. The tariff adjustments in 2001 deregulated the tariffs of VoIP services. This has allowed us to combine price flexibility with bundled services to meet different customer needs and to attract customers.

Competition in Data and Internet Services

We compete with China Netcom Group and China Unicom for managed data services. We compete on the basis of end-to-end connectivity, network coverage, service quality and scale efficiency. We compete with other service providers of Internet access services on the basis of the coverage of access networks, customer base and cooperation with the providers of Internet content and applications.

Competition in Leased Line Services

We compete with China Netcom Group, China Unicom and China Railcom in leased line services. We compete with them on the basis of the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer services.

Competitive Implications of China’s Accession to WTO

Since China’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in China. Like domestic service providers, foreign operators are subject to the licensing requirements of the Ministry of Information Industry. In addition, investments by foreign operators may not exceed limits set forth in relevant laws and regulations with respect to the amount of investment and percentage of total investment that foreign operators are permitted to make in telecommunications enterprises in China. For example, the foreign ownership percentage in basic telecommunications services will be subject to a maximum limit of 49%. See “—Regulatory and Related Matters—Licensing” included elsewhere under this item.

Foreign operators may have competitive advantages over us in terms of financial and management resources, network management and technical expertise. On the other hand, because foreign operators currently are prohibited from establishing wholly owned subsidiaries in China, we believe that we are well positioned to establish strategic alliances with strong global operators. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition, which may adversely affect our business growth and results of operations.”

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in China, some of which have been registered with the Trademark Office of the PRC State General Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2004, which is automatically renewable at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreement.”

Regulatory and Related Matters

Overview

The telecommunications industry in China is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The Ministry of Information Industry, which is responsible for, among other things:

•	formulating and enforcing industry policies and regulations as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of service of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and numbers;

•	together with other relevant regulatory authorities, formulating tariff standards for telecommunications services;

•	formulating interconnection and settlement arrangements between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

•	Provincial communications administrations under the Ministry of Information Industry, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces.

•	The State Development and Reform Commission, which, together with the Ministry of Information Industry, sets government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See “—Tariff Setting” below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Chinese government is in the process of drafting a telecommunications law. We expect that, if and when the telecommunications law is adopted by the Standing Committee of the National People’s Congress, the highest state legislative body in China, it will become the basic telecommunications statute and provide a regulatory framework for the telecommunications industry in China.

Telecommunications Regulations

China’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the existing rules and policies for the telecommunications industry. They provide the primary regulatory framework for China’s telecommunications industry in the interim period prior to the finalization and adoption of the telecommunications law.

The Telecommunications Regulations are intended to develop a transparent and fair regulatory environment to encourage fair and orderly competition and development in the telecommunications industry. The Telecommunications Regulations address all key aspects of telecommunications operations, including, among others, entry into the telecommunications industry, network interconnection, telecommunications resource allocation, tariffs and service standards.

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services. Basic telecommunications services include wireline local and domestic long distance telephone services, international telecommunications services, mobile communications services, satellite communications services, Internet backbone and other data network transmission services, and lease or sale of network elements. Value-added telecommunications services include value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services). Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces in China must apply for licenses from the Ministry of Information Industry. In accordance with the approval of the Ministry of Information

Industry, we derive our exclusive rights to operate our businesses from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications businesses.

China’s State Council has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications businesses subject to the approval of the Ministry of Information Industry and the Ministry of Commerce, formerly the Ministry of Foreign Trade and Economic Cooperation. Certain limitations have been placed on the total investment of, and maximum foreign shareholdings in, such enterprises.

The table below summarizes the foreign ownership and geographic restrictions for telecommunications joint ventures in China:

Foreign Ownership Percentage and Geographic Restrictions

for Foreign-Invested Telecommunications Enterprises

As of December 31,
Sector	2001	2002	2003	2004	2005	2006	2007
Wireline				25% (3 cities)(1)		35% (17 cities)(2)	49% (nationwide)
Mobile	25% (3 cities)(1)	35% (17 cities)(2)		49% (17 cities)(2)		49% (nationwide)
Value-added	30% (3 cities)(1)	49% (17 cities)(2)	50% (nationwide)
Paging	30% (3 cities)(1)	49% (17 cities)(2)	50% (nationwide)

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities are Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

The Ministry of Information Industry has promulgated the Measures on Administration of Telecommunication Business Licenses, which became effective on January 1, 2002. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in China.

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the State Development and Reform Commission, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs.

Currently, the monthly fee and usage fee for wireline local telephone services are determined by the relevant provincial communications administrations and provincial price bureaus, based on a guidance tariff range set by the Ministry of Information Industry in consultation with the State Development and

Reform Commission. Tariffs for all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks, leased lines and data services are fixed jointly by the Ministry of Information Industry and the State Development and Reform Commission. Tariffs for telecommunications services in respect of which effective competition has already developed, as determined by the Ministry of Information Industry according to the market conditions, may be set by the service providers. We derive a substantial portion (in excess of 70%) of our revenue from services that are subject to government guidance tariffs and government fixed tariffs. Currently, the Ministry of Information Industry allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks, such as telephone information, caller identification, voice mail and video conferencing services, to be set by service providers and will not question the tariffs set by such service providers.

There is uncertainty with respect to how the Ministry of Information Industry would make a determination regarding effective competition as the Ministry has not publicly disclosed the criteria it uses for determining whether a certain type of service should be subject to market based tariffs. Under the Telecommunications Regulations, cost should be the primary basis for tariff setting, but the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services. The Ministry of Information Industry has not provided a timetable for tariff deregulation or indicated that service providers will eventually be permitted to set freely all tariffs.

Over the past few years, the Chinese government has adjusted the tariffs for telecommunications services, including the elimination of connection fees in July 2001. See “—B. Business Overview—Wireline Telephone Services” included elsewhere under this item. In general, we expect these adjustments to stimulate the overall usage of our telecommunications services. We also expect that increased flexibility in setting certain tariffs will allow us to better respond to changes in market demand and competitive conditions. For a discussion on the impact of these adjustments on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects.”

The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing mandatory or guidance tariff rates, which are attended by, among others, telecommunications operators and consumers. Recently, the Ministry of Information Industry has indicated in writing that it does not intend to initiate any adjustment to tariffs for wireline local telephone services during the next three to five years. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Telecommunications Industry in China—Our revenues may be adversely affected by reductions in tariffs mandated by the Chinese government.”

Interconnection

Under the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the Ministry of Information Industry in May 2001, major telecommunications operators in China cannot refuse requests for interconnection and must enter into interconnection agreements upon request by other service providers. Interconnection agreements must be filed with the Ministry of Information Industry. Interconnection agreements may not be terminated unilaterally without prior approval by the Ministry of Information Industry.

The Telecommunications Regulations further provide that the technical standards and settlement methods for network interconnections be formulated by the Ministry of Information Industry. The Rules on the Settlement of Communication Fees between Telecommunications Networks promulgated by the Ministry of Information Industry in March 2001 provide in detail revenue sharing methods and settlement mechanisms between telecommunications network operators. Such revenue sharing methods are reviewed by the government periodically. In accordance with these regulations, China Telecom Group has entered into various interconnection agreements with other telecommunications service providers, including China Mobile, China Unicom and China Railcom.

The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls before and after the regulatory adjustment in 2001:

Network from Which Calls Originated	Network at Which Calls Terminated	Old Settlement Arrangement		New Settlement Arrangement
Mobile network	Wireline local network	(1)	Mobile operator collects the cellular usage charge from its subscribers	(1)	Mobile operator collects the cellular usage charge from its subscribers

		(2)	Mobile operator pays RMB0.05 per minute to wireline operator	(2)	Mobile operator pays RMB0.06 per minute to wireline operator

Wireline local network	Mobile network	No revenue sharing or settlement		No revenue sharing or settlement

The following table sets forth selected interconnection revenue sharing and settlement arrangements for public switched telephone network domestic long distance calls before and after the regulatory adjustment in 2001:

Network from Which Calls Originated	Network at Which Calls Terminated	Old Settlement Arrangement		New Settlement Arrangement
Wireline or mobile at area A	Wireline or mobile network at area B, through the long distance network of operator C	(1)	RMB0.14 per minute for operator at area A, the rest of the long distance tariff for operator C	RMB0.06 per minute for operator A, RMB0.06 per minute for operator B, the rest of the long distance tariff for operator C

		(2)	No settlement between operator C and operator on the terminating end at area B

The following table sets forth selected interconnection revenue sharing and settlement arrangements for VoIP domestic long distance calls before and after the regulatory adjustment in 2001:

Network From Which Calls Originated	Network At Which Calls Terminated	Old Settlement Arrangement	New Settlement Arrangement
Wireline local or mobile network at area A	Wireline local or mobile network at area B through the VoIP network of operator C	No revenue sharing or settlement	(1)	Operator C collects the VoIP long distance charges from its subscribers
			(2)	Operator C pays RMB0.06 per minute to operator B on the terminating end

			(3)	No settlement between operator C and operator A on the originating end

Effective November 1, 2002, the Ministry of Information Industry has unified the minimum level of the termination rate for international calls, including for this purpose calls from Hong Kong, Macau and Taiwan, terminating in mainland China. Such termination rate is required to be no less than US$0.17 per minute but can be higher based upon negotiations between the carriers.

Technical Standards

The Ministry of Information Industry sets industry technical standards for telecommunications terminal and interconnection-related equipment used in the public telecommunications networks. A network access license from the Ministry of Information Industry and other relevant regulatory authorities is required for all such equipment. Most of the standards set by the Ministry of Information Industry conform to standards recommended by the International Telecommunications Union and other international telecommunications standards organizations.

Capital Investment

To ensure the orderly development of telecommunications infrastructure and services, China’s State Council authorizes the Ministry of Information Industry to approve any plan to establish a nationwide telecommunications network or a network involving a total capital investment of RMB50 million to RMB200 million. The State Council also authorizes the State Development and Reform Commission and the State Economic and Trade Commission to exercise responsibility over the approval of specific aspects of such investment projects. Any investment project with total capital investment in excess of RMB200 million must obtain approval from the State Council.

Telecommunications Resources

The Ministry of Information Industry is responsible for the administration and allocation of telecommunications resources in China, including radio frequencies and telecommunications network numbers. The use of these resources by telecommunications service providers is subject to the approval of the Ministry of Information Industry or the relevant provincial communications administrations and a usage fee payable to the Chinese government. However, the standards for usage fees of telecommunications network numbers have not yet been stipulated and it is not clear when telecommunications service providers, including us, will be required to pay such fees.

Quality of Service

Under the Telecommunications Regulations, the Ministry of Information Industry and the relevant provincial communications administration have the responsibility of supervising and monitoring the quality of services provided by telecommunications service providers in China. Under the Telecommunications Regulations, customers of telecommunications service providers have the right to submit their complaints to the Ministry of Information Industry and the relevant provincial communications administration or other relevant government authorities.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the Ministry of Information Industry has been given authority by the Chinese government to delineate the scope of its universal service obligations. The Ministry of Information Industry may also select universal service providers through a tendering process. The Ministry of Information Industry, together with government finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated and there are currently no specific regulatory requirements relating to the provision of universal services in China.

C. Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering” included elsewhere under this item.

D. Property, Plants and Equipments

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Centralized Services Agreement.”

Owned Properties

We use approximately 18.0 million square meters of land and premises throughout our service regions as offices, retail outlets and machine rooms. Although a majority of the land and building titles to these properties have been registered in our name after they were acquired by us as part of our restructuring, certain land and building titles to these properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge of, or interference with, our right to use these properties.

Leased Properties

We lease from China Telecom Group and/or its affiliates and third parties approximately 9,730 properties throughout our service regions. China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group—Property Leasing Agreements.”

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 32 to our audited financial statements, contained elsewhere in this annual report, summarizes the significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income and shareholders’ equity. Since China Telecom Group controlled the telecommunications operations and the related assets transferred to us prior to our restructuring and continues to control us after our restructuring, the financial data of the telecommunications operations transferred to us presented in this section and in our audited financial statements included elsewhere in this annual report for periods prior to our incorporation have been combined in a manner similar to a pooling-of-interests. The assets and liabilities of the entities being combined are carried forward at their recorded historical amounts, and the book value of the assets and liabilities and the revenue and expenses of each of these entities for the periods prior to our incorporation are added together to prepare our financial statements. Except for the income statement data for the year ended December 31, 2002, the income statement data for the other periods include the results of the assets retained by China Telecom Group. The results of such assets are not reflected in our income statement for future periods ending after December 31, 2001. Except for the balance sheet data as of December 31, 2001 and 2002, the balance sheet data includes data related to the assets retained by China Telecom Group. These assets are not reflected in our balance sheet after December 31, 2001.

Overview

Financial Overview

We are the leading provider of wireline telecommunications services in four of the most economically developed regions in China, which are Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. We provide wireline telephone, data and Internet and leased line services.

The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2000		2001		2002
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Revenue:
Wireline telephone services:(1)
Local:
Installation fees	583	0.8%	780	1.1%	995	1.3%
Monthly fees	7,763	10.9	10,186	14.9	12,460	16.5
Local usage fees	20,503	28.9	21,004	30.6	22,392	29.7

Sub-total	28,849	40.6	31,970	46.6	35,847	47.5

Domestic long distance(2)	17,190	24.2	14,676	21.4	14,365	19.0
International, Hong Kong, Macau and Taiwan long distance(2)	5,177	7.3	3,392	4.9	3,285	4.3
Interconnections	4,869	6.9	3,814	5.6	4,363	5.8
Upfront connection fees	6,322	8.9	6,290	9.2	6,018	8.0

Sub-total	62,407	87.9	60,142	87.7	63,878	84.6

Data and Internet services:
Internet	1,144	1.6	2,150	3.1	3,775	5.0
Managed data	1,750	2.5	1,477	2.2	1,789	2.4

Sub-total	2,894	4.1	3,627	5.3	5,564	7.4

Leased line services	4,268	6.0	2,862	4.2	3,095	4.1
Other services(3)	1,452	2.0	1,915	2.8	2,959	3.9

Total operating revenue	71,021	100.0%	68,546	100.0%	75,496	100.0%

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling card services. Revenue from prepaid calling card services is recognized as the services are provided to our customers.
(2)	Includes revenue from our VoIP long distance services.
(3)	Includes primarily revenue from the provision of value-added telecommunications services and the sales and maintenance of certain customer-end equipment.

Our total operating revenue is mainly affected by the number of our subscribers, the level of usage of our services and the levels and structure of our tariffs. Our total operating revenue increased from RMB68,546 million in 2001 to RMB75,496 million, or 10.1%, in 2002, primarily due to the continued expansion of our subscriber base and an increase in our high-end customers.

Revenue from our local telephone services increased from RMB31,970 million in 2001 to RMB35,847 million, or 12.1%, in 2002, primarily as a result of subscriber growth. The number of our telephone access lines in service increased from 48.48 million as of December 31, 2001 to 56.86 million as of December 31, 2002. The wireline penetration rate in our service region was 25.7% as of the end of 2002. We expect increases in the penetration rate will continue to drive the growth of our revenue from local telephone services.

Revenue from our domestic and international, Hong Kong, Macau and Taiwan long distance services decreased by 2.1% and 3.2%, respectively, in 2002, primarily due to intensified competition and increased usage of our lower-priced VoIP services.

Revenue from our managed data and Internet services increased rapidly from RMB3,627 million in 2001 to RMB5,564 million, or 53.4%, in 2002 due to the growth in the number of broadband subscribers. Revenue from our managed data and Internet services accounted for 7.4% of our total operating revenue in 2002, as compared to 5.3% in 2001. We expect revenue from our managed data and Internet services to continue to grow as our subscribers and their usage of our services continue to increase.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2000		2001		2002
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	17,386	24.5%	19,451	28.4%	20,882	27.7%
Network operations and support(1)	14,057	19.8	16,477	24.0	14,724	19.5
Selling, general and administrative(1)	6,896	9.7	6,986	10.2	6,960	9.2
Personnel	7,794	11.0	6,207	9.1	8,915	11.8
Interconnection charges and other expenses	1,264	1.7	1,327	1.9	2,637	3.5

Total operating expenses	47,397	66.7%	50,448	73.6%	54,118	71.7%

(1)	Does not include personnel expenses.

Our total operating expenses increased by 7.3%, from RMB50,448 million in 2001 to RMB54,118 million in 2002. While personnel and interconnection expenses increased significantly by 43.6% and 98.7%, respectively, depreciation and amortization expenses increased moderately by 7.4%. Moreover, we maintained the level of selling, general and administrative expenses, and significantly reduced network operations and support expenses by 10.6%. As a percentage of total operating revenue, total operating expenses decreased to 71.7% in 2002 from 73.6% in 2001. In 2002, we implemented measures to centralize our financial management and improve our overall budget management, equipment procurement, billing, network resource allocation and network maintenance to improve the efficiency of our resource utilization, rationalize our cost structure and effectively control operating expenses.

The following table sets forth our total operating revenue, operating expenses, operating income and net income in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2000		2001		2002
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	71,021	100.0%	68,546	100.0%	75,496	100.0%
Operating expenses	47,397	66.7%	50,448	73.6%	54,118	71.7%

Operating income	23,624	33.3%	18,098	26.4%	21,378	28.3%
Net income	19,219	27.1%	6,883	10.0%	16,864	22.3%
Cash flows from operating activities	38,255	—	32,761	—	37,102	—

Our operating income increased by 18.1%, from RMB18,098 in 2001 to RMB21,378 in 2002, primarily as a result of the increase in our operating revenue and a lower corresponding rate of increase in our operating expenses.

Overview of Our Services

Our operating revenue depends largely on customer base and usage volume, which have grown significantly for most of our services in recent years. The following table shows our selected operating data as of the dates and for the periods indicated. Please see “Item 4. Information on the Company—B. Business Overview” for a detailed discussion of these operating data.

	As of or for the year ended December 31,
	2000	2001	2002
Local Telephone:
Access lines in service (in millions)	39.82	48.48	56.86
Wireline penetration rate	18.3%	22.1%	25.7%
Total minutes (in billions)(1)	141.9	171.5	199.5
Domestic Long Distance:(2)
Total outgoing call minutes carried (in billions)	26.97	30.63	33.62
International, Hong Kong, Macau and Taiwan Long Distance:(2)
Total outgoing call minutes carried (in billions)	1.42	1.41	1.33
Managed Data (bandwidth leased in thousands):
DDN (x64Kbps)	103.1	158.6	207.7
Frame relay (x128Kbps)	11.2	20.4	24.3
ATM (x2Mbps)	1.3	7.8	10.8
Dial-up Internet Access:
Number of subscribers (in millions)(3)	5.17	9.63	11.62
Total on-line minutes (in billions)	22.22	45.55	40.20
Broadband Access:
Number of DSL subscribers (in thousands)	5.60	300.57	1,123.00
Number of FTTx+LAN subscribers (in thousands)	4.30	87.57	243.00
Number of other broadband access subscribers (in thousands)	—	8.40	14.00
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	65.1	84.3	94.4
Value-Added
Penetration rate of caller ID display	—	27.9%	41.9%

(1)	Minutes reported were converted from pulses through a statistical sampling of actual calling pattern. See “Item 4. Information on the Company—B. Business Overview—Wireline Telephone Services—Local Telephone Services—Service Usage.”
(2)	Includes calls originated from wireline and mobile networks.
(3)	Excludes inactive subscribers, who have registered accounts with us but have not used our Internet access services.

The number of our local access lines in service and usage of our local telephone services in terms of pulses, increased 17.3% and 6.7% in 2002, respectively. Managed data services also registered significant increases while we experienced rapid growth in Internet access subscribers and usage. Subscribers for our broadband access services grew quickly from 396,540 as of December 31, 2001 to 1,379,000 as of December 31, 2002.

We believe there is significant potential for further growth in China’s telecommunications market, due to the growth of China’s economy and per capita GDP and the broader adoption of information technology and advanced communications services in China. The wireline penetration rate in our service regions is relatively low compared to those in more developed markets in Asia and elsewhere. This presents significant potential for further expansion of our wireline customer base.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our audited financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Accounting for Long-lived Assets

Depreciation. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of impairment loss is the difference between the carrying amounts of the assets and their recoverable amounts. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the periods presented, no impairment losses were recognized in our audited income statements.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued as of December 31, 2001. Subsequent to that revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition

We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue may change for future periods.

Provision for Doubtful Debts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

A. Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenue

Our operating revenue grew by RMB6,950 million, or 10.1%, from RMB68,546 million in 2001 to RMB75,496 million in 2002. This increase primarily reflected increases in revenue from local telephone services, managed data and Internet services, and interconnection and leased line services.

Local Telephone Services. Revenue from our local wireline telephone services increased by 12.1%, from RMB31,970 million in 2001 to RMB35,847 million in 2002. This increase was primarily due to increases in monthly fee revenue and local usage fee revenue, resulting from the expansion of our subscriber base. Revenue from local telephone services accounted for 47.5% of our total operating revenue in 2002, as compared to 46.6% in 2001. The number of access lines in service in our service regions increased by 17.3%, from 48.48 million as of December 31, 2001 to 56.86 million as of December 31, 2002.

•	Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees increased by 27.6%, from RMB780 million in 2001 to RMB995 million in 2002. The increase was primarily due to the rapid increase in the number of our access lines in service in recent years.

•	Monthly Fees. Monthly fee revenue increased by 22.3%, from RMB10,186 million in 2001 to RMB12,460 million in 2002, primarily due to a 19.3% increase in the average number of our access lines in service, from 44.15 million in 2001 to 52.67 million in 2002.

•	Local Usage Fees. Revenue from local usage fees increased by 6.6%, from RMB21,004 million in 2001 to RMB22,392 million in 2002. The increase was primarily due to the increase in local telephone usage volume (including dial-up Internet usage), which increased by 6.7%, from 212.4 billion pulses in 2001 to 226.6 billion pulses in 2002.

Domestic Long Distance Services. Domestic long distance revenue decreased by 2.1%, from RMB14,676 million in 2001 to RMB14,365 million in 2002. While total usage of our domestic long distance services increased, the increased usage reflected mainly increase in usage of our substantially lower-priced VoIP services. Total usage of domestic long distance services (including calls originated from wireline and mobile subscribers) increased by 9.8%, from 30.63 billion minutes in 2001 to 33.62 billion minutes in 2002. Usage of our VoIP services as a percentage of our total domestic long distance usage increased from 37.5% in 2001 to 52.7% in 2002.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by 3.2%, from RMB3,392 million in 2001 to RMB3,285 million in 2002. This revenue decrease was primarily due to a decrease in the usage of our international, Hong Kong, Macau and Taiwan long distance services as a result of increased competition. Total usage of international, Hong Kong, Macau and Taiwan long distance services (including calls originated from wireline and mobile subscribers) decreased by 5.8%, from 1.41 billion minutes in 2001 to 1.33 billion minutes in 2002.

Interconnection Services. Revenue from interconnection fees increased by 14.4%, from RMB3,814 million in 2001 to RMB4,363 million in 2002. This increase primarily reflected the settlement revenue we began to receive from China Telecom Group and international operators under our interconnection agreement with China Telecom Group and our arrangement with China Telecom Group for apportionment of international settlement, which amounted to RMB1,954 million in 2002. Such agreement and arrangement became effective on January 1, 2002. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements Relating to Our Restructuring and Initial Public Offering—Apportionment of International Settlement; —Ongoing Related Party Transactions between Us and China Telecom Group—Interconnection Agreement.” This increase was partially offset by a decrease in interconnection revenue from other operators of RMB1,405 million.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of wireline services. These upfront fees are deferred and recognized over 10 years. Effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount decreased by 4.3%, from RMB6,290 million in 2001 to RMB6,018 million in 2002.

Internet Services. Internet access services revenue increased by 75.6%, or RMB1,625 million, from RMB2,150 million in 2001 to RMB3,775 million in 2002. While usage of dial-up Internet services decreased, strong growth in broadband subscription fueled the increase in Internet access revenue. Our broadband subscribers increased from 396,540 as of December 31, 2001 to 1,379,000 as of December 31, 2002, or 247.4%.

Managed Data Services. Revenue from managed data services increased by 21.1%, from RMB1,477 million in 2001 to RMB1,789 million in 2002, driven primarily by the growth in the usage of our managed data services. The total leased bandwidth of our DDN services was 207,700 x 64Kbps as of December 31, 2002, representing an increase of 31.0% from that as of December 31, 2001. The total leased bandwidth of our ATM services was 10,800 x 2Mbps as of December 31, 2002, representing an increase of 38.5% from that as of December 31, 2001, and the total leased bandwidth of our frame relay services was 24,300 x 128Kbps as of December 31, 2002, representing an increase of 19.1% from that as of December 31, 2001.

Leased Line Services. Revenue from leased line services increased by 8.1%, from RMB2,862 million in 2001 to RMB3,095 million in 2002. This increase was fuelled by a 12.0% increase in bandwidth of digital circuits leased, which amounted to 94,400 x 2Mbps as of December 31, 2002.

Other Services. Revenue from other services increased by 54.5%, from RMB1,915 million in 2001 to RMB2,959 million in 2002, primarily due to the rapid growth in our value-added telephone services and revenue from the sale and rental of customer-end equipment. Revenue derived from these services accounted for 3.9% of our total operating revenue in 2002, as compared to 2.8% in 2001.

Operating Expenses

Total operating expenses increased by 7.3%, from RMB50,448 million in 2001 to RMB54,118 million in 2002. This increase was mainly due to increases in personnel and interconnection expenses as a result of the increase in employee compensation pursuant to our merit-based compensation system, and the settlement payment we began to make to China Telecom Group and other international operators.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 7.4%, from RMB19,451 million in 2001 to RMB20,882 million in 2002, mainly due to increases in capital expenditures in recent years. In 2002, we tightened control over capital expenditures. As a result, the rate at which depreciation and amortization expenses increased in 2002 was lower than the 11.9% increase in 2001, and the amount of depreciation and amortization expenses as a percentage of our total operating revenue decreased by 0.7 percentage points compared to 2001.

Network Operations and Support. Excluding personnel related costs of RMB5,407 million in 2002 and RMB3,792 million in 2001, our network operations and support expenses decreased by 10.6%, from RMB16,477 million in 2001 to RMB14,724 million in 2002. This decrease was mainly due to a 22.4% decrease in our maintenance expenses, from RMB10,225 million in 2001 to RMB7,937 million in 2002, as a result of our efforts to further centralize network maintenance and resource allocation and improved network utilization efficiency.

Selling, General and Administrative. Excluding personnel related costs of RMB3,508 million in 2002 and RMB2,415 million in 2001, our selling, general and administrative expenses dropped slightly to RMB6,960 million in 2002 from RMB6,986 million in 2001. This reflected our improved operating efficiency and the benefits of economies of scale. Selling and marketing expenses decreased by 1.8%, from RMB3,074 million in 2001 to RMB3,019 million in 2002. General and administrative expenses increased by 0.7%, from RMB3,912 million in 2001 to RMB3,941 million in 2002.

Personnel Expenses. Personnel expense increased by 43.6%, from RMB6,207 million in 2001 to RMB8,915 million in 2002. This increase was primarily due to an increase in employee compensation pursuant to our merit-based compensation system in order to retain and motivate competent personnel, and to bring our compensation in line with the prevailing market standards.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by 98.7%, from RMB1,327 million in 2001 to RMB2,637 million in 2002. This increase was primarily due to the settlement payment we began to make to China Telecom Group and international operators under our interconnection agreement with China Telecom Group and our arrangement with China Telecom Group for apportionment of international settlement, which amounted to RMB2,160 million in 2002. Such agreement and arrangement became effective on January 1, 2002. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements Relating to Our Restructuring and Initial Public Offering—Apportionment of International Settlement; —Ongoing Related Party Transactions between Us and China Telecom Group—Interconnection Agreement.” This increase was partially offset by a decrease in domestic interconnection expenses payable to other operators of RMB842 million.

Net Finance Costs/(Income)

We had net finance costs of RMB632 million in 2002 as opposed to net finance income of RMB293 million in 2001, primarily due to a change in net foreign exchange differences. We had a net foreign exchange loss of RMB221 million in 2002, as compared to a net foreign exchange gain of RMB430 million in 2001. In addition, while our gross interest expense in 2002 decreased by RMB94 million from 2001 as a result of the repayment of bank loans, net interest expense increased from RMB383 million in 2001 to RMB551 million in 2002. This increase was primarily due to a reduction in the amount of capitalized interest of RMB262 million following a decrease in our capital expenditures.

Income Tax

Our statutory income tax rate is 33%. In 2002, our income tax expense was RMB3,855 million, representing an effective tax rate of 18.5%. The difference between the statutory tax rate and our effective tax rate was primarily due to the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China and the exclusion of the upfront connection fees and part of the usage fees from taxable revenue. See Note 23 to our audited financial statements included elsewhere in this annual report for further detail in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income

Net income increased from RMB6,883 million in 2001, which reflected a revaluation deficit charge of RMB11,930 million resulting from the revaluation of our property, plant and equipment as of December 31, 2001, and related income tax, to RMB16,864 million in 2002. The increase in net income was also attributable to the increase in our revenue and our effective control of expenses in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenue

Our total operating revenue decreased by 3.5%, from RMB71,021 million in 2000 to RMB68,546 million in 2001. This decrease primarily reflected decreases in domestic long distance, international, Hong Kong, Macau and Taiwan long distance, leased line and interconnection revenue. The decrease was partially offset by the steady growth in local wireline telephone services revenue and the rapid growth in Internet access revenue.

Local Telephone Services. Revenue from our local wireline telephone services increased 10.8%, from RMB28,849 million in 2000 to RMB31,970 million in 2001. This increase resulted primarily from increases in revenue from monthly fees and local usage fees.

•	Installation Fees. Revenue from the amortized amount of upfront installation fees increased by 33.8%, from RMB583 million in 2000 to RMB780 million in 2001. This increase was due to the increase in the number of access lines from 31.89 million as of December 31, 1999 to 48.48 million as of December 31, 2001.

•

Monthly Fees. Monthly fees revenue increased by 31.2%, from RMB7,763 million in 2000 to RMB10,186 million in 2001. This increase was primarily due to an increase of 21.9% in the number of access lines in service, from 39.82 million as of December 31, 2000 to 48.48 million as of December 31, 2001. In addition, average monthly fees per line increased by 6.1%, from

RMB18.1 in 2000 to RMB19.2 in 2001 due to increases in monthly fee tariffs as a result of the tariff adjustments in 2001.

•	Local Usage Fees. Revenue from local usage increased by 2.4%, from RMB20,503 million in 2000 to RMB21,004 million in 2001. Total usage volume, which includes usage for local call services and for dial-up Internet access, increased by 20.9%, from 141.9 billion minutes in 2000 to 171.5 billion minutes in 2001. Dial-up Internet usage increased 105.0%, from 22.2 billion minutes in 2000 to 45.5 billion minutes in 2001. Dial-up Internet usage, as a percentage of total local usage, increased from 15.6% in 2000 to 26.6% in 2001. Tariffs for the communications fees of dial-up Internet access were substantially lower than those for the usage fees for voice services.

Domestic Long Distance Services. Domestic long distance revenue decreased by 14.6%, from RMB17,190 million in 2000 to RMB14,676 million in 2001. This decrease was primarily due to substantial tariff reductions, as a result of the 2001 tariff adjustments. In addition, the usage of our VoIP domestic long distance services, which have substantially lower tariffs than those of long distance services using public switched telephone networks, as a percentage of the total usage of domestic long distance services increased from 8.1% in 2000 to 37.5% in 2001. Total usage of domestic long distance services (including calls originated from wireline and mobile subscribers) increased by 13.3%, from 27.0 billion minutes in 2000 to 30.6 billion minutes in 2001. The increase in usage of our VoIP services was not sufficient to offset the adverse impact on our revenue from the 23.0% decrease in usage of our long distance services using public switched telephone networks, from 24.8 billion minutes in 2000 to 19.1 billion minutes in 2001.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by 34.5%, from RMB5,177 million in 2000 to RMB3,392 million in 2001. This revenue decrease was due to increased competition, tariff reduction and the substantial increase in the usage of our VoIP services as a proportion of our total international, Hong Kong, Macau and Taiwan long distance usage. The usage of our VoIP international, Hong Kong, Macau and Taiwan long distance services as a percentage of the total usage of international, Hong Kong, Macau and Taiwan long distance services increased from 9.2% in 2000 to 27.8% in 2001. Total usage of international, Hong Kong, Macau and Taiwan long distance services (including calls originated from wireline and mobile subscribers) decreased by 0.7%, from 1.42 billion minutes in 2000 to 1.41 billion minutes in 2001. Since VoIP international, Hong Kong, Macau and Taiwan long distance services had substantially lower tariffs than international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks, the increase in the percentage of VoIP services further reduced the per minute revenue generated by our international, Hong Kong, Macau and Taiwan long distance services.

Interconnection Services. Revenue from interconnection fees decreased by 21.7%, from RMB4,869 million in 2000 to RMB3,814 million in 2001. This decrease was primarily due to expansions in other operators’ long-distance networks and the routing of long distance traffic to those networks, which reduced the usage of our long distance interconnection services. While revenue from local interconnection services increased, it was insufficient to offset the decrease in long distance interconnection services in 2001. As we have extensive local networks and a large wireline customer base, we expect that the increase in interconnection traffic will increase our revenue from local interconnection services and its proportion of our total interconnection services revenue.

Upfront Connection Fees. The amortized amount of upfront connection fees received decreased from RMB6,322 million in 2000 to RMB6,290 million in 2001.

Internet Services. Internet access services revenue increased by 87.9%, from RMB1,144 million in 2000 to RMB2,150 million in 2001. This increase was primarily due to increased Internet access usage and our expanded subscriber base. Dial-up Internet access usage increased by 105.0%, from 22.2 billion minutes in 2000 to 45.5 billion minutes in 2001. Broadband access also increased rapidly, with the number of broadband subscribers increasing from 9,900 as of the end of 2000 to 396,540 as of the end of 2001.

Managed Data Services. Revenue from managed data services decreased by 15.6%, from RMB1,750 million in 2000 to RMB1,477 million in 2001. This decrease was primarily due to a substantial tariff reduction as a result of the 2001 tariff adjustments. We experienced an increase in usage that partially offset the effects of the tariff adjustments. The total leased bandwidth of our DDN services was 158,600 x64Kbps as of December 31, 2001, representing an increase of 53.8% from 2000. As of December 31, 2001, the total leased bandwidth of our ATM services was 7,800 x2Mbps, representing an increase of 500.0% from 2000, and the total leased bandwidth of frame relay services was 20,400 x 128Kbps, representing an increase of 82.1% from 2000.

Leased Line Services. Revenue from leased line services decreased by 32.9%, from RMB4,268 million in 2000 to RMB2,862 million in 2001. This decrease was largely due to substantial tariff declines. For example, the monthly fee for the lease of intra-provincial 2-Mbps digital circuits was reduced from RMB14,180 to RMB6,000. The increase in the usage of leased line services was insufficient to offset the losses in revenue caused by the 2001 tariff adjustments.

Other Services. Other services revenue increased by 31.9%, from RMB1,452 million in 2000 to RMB1,915 million in 2001. This increase was primarily due to the rapid growth in value-added telephone services.

Operating Expenses

Total operating expenses increased by 6.4%, from RMB47,397 million in 2000 to RMB50,448 million in 2001, mainly due to increases in depreciation and amortization and network operations and support expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 11.9%, from RMB17,386 million in 2000 to RMB19,451 million in 2001, mainly due to increases in capital expenditures in recent years.

Network Operations and Support. Excluding personnel related costs of RMB3,792 million in 2001 and RMB4,947 million in 2000, our network operations and support expenses increased 17.2%, from RMB14,057 million in 2000 to RMB16,477 million in 2001. Increased network operations and support expenses included maintenance expenses, which increased by 6.0%, from RMB9,650 million in 2000 to RMB10,225 million in 2001, and utility expenses, which increased by 22.3%, from RMB1,411 million in 2000 to RMB1,725 million in 2001. These expense increases were primarily due to the expansion of our customer base, the increase in the variety of services provided and the expansion of our networks. The number of our access lines in service increased by 21.9%, from 39.82 million as of December 31, 2000 to 48.48 million as of December 31, 2001. The total capacity of our local switches increased by 20.4%, from 57.0 million lines as of December 31, 2000 to 68.6 million lines as of December 31, 2001. Although our overall network operations and support expenses increased, our network operations and support expenses per line or per unit of capacity decreased. Network operations and support expenses also increased due to the increase in the cost of sales of customer-end equipment and prepaid telephone cards and the amortized amount of telephone installation cost.

Selling, General and Administrative. Excluding personnel related costs of RMB2,415 million in 2001 and RMB2,847 million in 2000, selling, general and administrative expenses increased by 1.3%, from RMB6,896 million in 2000 to RMB6,986 million in 2001. Sales and marketing expenses increased by 4.0%, from RMB2,956 million in 2000 to RMB3,074 million in 2001. This increase was primarily due to a 27.3% increase in expenses relating to promotional and advertising activities, from RMB862 million in 2000 to RMB1,097 million in 2001. General and administrative expenses decreased by 0.7%, from RMB3,940 million in 2000 to RMB3,912 million in 2001. General and administrative expenses included provision for doubtful debt, which decreased from RMB223 million in 2000 to RMB186 million in 2001.

Personnel Expenses. Personnel expenses decreased by 20.4%, from RMB7,794 million in 2000 to RMB6,207 million in 2001. This decrease was primarily due to a regulatory change regarding employee housing benefits. In accordance with the relevant PRC regulations, we ceased the sale of staff quarters to our employees at subsidized prices beginning January 1, 2001. In 2000, we recorded an expense of approximately RMB1,400 million relating to the sale of staff quarters.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by 5.0%, from RMB1,264 million in 2000 to RMB1,327 million in 2001. This increase was primarily due to the increased local interconnection expenses caused by the general expansion of the customer bases of other operators.

Deficit on Revaluation of Property, Plant and Equipment

In connection with our incorporation and restructuring as required by the relevant PRC regulations, we engaged Beijing China Enterprise Appraisal Co., Ltd. to conduct a valuation of each asset class of our property, plant and equipment on a depreciated cost basis as of December 31, 2001. We recorded a charge to income of RMB11,930 million in 2001 with respect to the revaluation deficit in the carrying amount of certain property, plant and equipment below their historical cost bases. Please see Note 7 to our audited financial statements included elsewhere in this annual report for further information on the revaluation.

Income Tax

Our statutory income tax rate is 33%. Our income tax expense was RMB4,857 million in 2000, whereas we recorded an income tax benefit of RMB69 million in 2001. The effective tax rates were 20.1% and negative 1.0%, respectively. The difference between the statutory tax rate and our effective tax rate was primarily due to the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China and the exclusion of the upfront connection fees and part of the usage fees from taxable revenue. See Note 23 to our audited financial statements included elsewhere in this annual report for further detail in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income

Net income decreased by 64.2%, from RMB19,219 million in 2000 to RMB6,883 million in 2001. This reduction was principally due to the revaluation deficit charge of RMB11,930 million resulting from the revaluation of our property, plant and equipment as of December 31, 2001, net of related income tax. In addition, our net income also decreased due to the effects of the 2001 tariff adjustments.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
	(RMB in millions)
Cash flows from operating activities	38,255	32,761	37,102
Net cash (used in) investing activities	(31,736)	(35,399)	(29,095)
Net cash (used in)/from financing activities	(8,109)	(7,341)	4,534

Increase/(decrease) in cash and cash equivalents	(1,590)	(9,979)	12,541

Cash and cash equivalents increased by 323.1%, from RMB3,882 million as of December 31, 2001 to RMB16,423 million as of December 31, 2002. We had a net cash inflow of RMB12,541 million in 2002, compared to a net cash outflow of RMB9,979 million in 2001. We raised RMB10,659 million from the initial public offering in international capital markets in the fourth quarter of 2002. Furthermore, our net cash inflow also resulted from an increase in cash inflow from operating activities and a substantial reduction in our capital expenditures in 2002, offset by the substantial amount of bank loans we repaid in 2002.

Our principal source of liquidity is cash generated from operating activities. Cash flow from our operating activities increased by 13.3%, from RMB32,761 million in 2001 to RMB37,102 million in 2002. This increase was mainly due to an RMB1,603 million increase in cash generated from operations and an RMB2,973 million decrease in income tax paid.

Net cash used in investing activities decreased by 17.8%, from RMB35,399 million in 2001 to RMB29,095 million in 2002 due to a substantial decrease in capital expenditure. In addition, we continued to centralize and strengthen our control over capital expenditures and enhance other financial control measures in investment planning.

Net cash from financing activities was RMB4,534 million in 2002, while net cash used in financing activities was RMB7,341 million in 2001. This change was primarily due to the net proceeds of RMB10,659 million we raised from the initial public offering in the fourth quarter of 2002. This cash inflow was offset by the substantial amount of bank loans we repaid in 2002. As a result, net cash flow from bank debt (proceeds from bank debt minus repayments of bank debts) changed from a net cash inflow of RMB4,444 million in 2001 to a net cash outflow of RMB3,529 million in 2002. See our audited financial statements included elsewhere in this annual report for further details of net cash from financing activities.

The net amount of cash distributed to China Telecom Group (defined as cash distributions minus cash contributions) was RMB2,535 million in 2002 and RMB11,480 million in 2001. Since the date of our incorporation, distributions to our shareholders, including China Telecom Group, are subject to the discretion of our board of directors and in accordance with our dividend policy. See “Item 8. Financial Information—Policy on Dividend Distributions.”

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB31,125 million as of December 31, 2002, compared to a deficit of RMB43,316 million as of

December 31, 2001. This 28.1% reduction in working capital deficit in 2002 was primarily the result of the net proceeds of RMB10,659 million we received from the initial public offering. In addition, our net accounts receivable increased by RMB353 million, and our accounts payable decreased by RMB520 million in 2002.

We primarily rely on cash flows from operating activities and short-term and long-term bank borrowings and other financings for our liquidity needs. We believe we have access to sufficient financing sources to satisfy our working capital requirements.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	December 31,
	2000	2001	2002
	(RMB in millions)
Short-term debt	12,194	18,827	19,175
Current portion of long-term debt	3,174	3,621	2,219
Long-term debt, excluding current portion	10,068	7,101	4,853

Total debt	25,436	29,549	26,247

We finance a significant portion of our business operations with short-term loans obtained from commercial banks in China. Short-term loans constituted approximately 22.6% of our total liabilities as of December 31, 2002. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain credit on favorable terms to meet our financing requirements. Our short-term debt increased by 1.8%, from RMB18,827 million as of December 31, 2001 to RMB19,175 million as of December 31, 2002. Our short-term debt as a portion of our total bank borrowings increased from 63.7% as of December 31, 2001 to 73.1% as of December 31, 2002. If we are unable to roll over, extend or refinance in a timely manner a significant amount of our short-term borrowings, we may be unable to meet our debt servicing, accounts payable and other obligations. As of December 31, 2002, we had available credit facilities of RMB2,634 million from which we can draw upon. The weighted average interest rate of our short-term debt was 4.7% as of December 31, 2002, representing 80 basis points decrease from that as of December 31, 2001.

With our increased cash flow from operating activities and decreased amount of cash used in investing activities, we paid off a significant amount of our bank loans in 2002. As a result, our long-term debt (inclusive of current position) decreased by 34.0%, from RMB10,722 million as of December 31, 2001 to RMB7,072 million as of December 31, 2002. Our total debt decreased by 11.2%, from RMB29,549 million as of December 31, 2001 to RMB26,247 million as of December 31, 2002. Our debt-to-assets ratio (defined as the percentage of total debt divided by total assets) declined from 15.6% as of December 31, 2001 to 12.4% as of December 31, 2002.

Our short-term and long-term debt do not contain any financial covenants which materially restrict our operations. We do not have any financial instruments held for trading purposes, and as of December 31, 2002, we did not hold any derivative instruments which are designated and qualified as hedging instruments.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2002:

	Payments Due by Period
	Total	2003	2004	2005	2006	Thereafter
	(RMB in millions)
Contractual Obligations:
Short-term debt	19,175	19,175	—	—	—	—
Long-term debt	7,072	2,219	1,196	825	268	2,564
Operating lease commitments	1,438	457	355	114	75	437
Capital commitments	4,239	4,239	—	—	—	—
Total contractual cash obligations	31,924	26,090	1,551	939	343	3,001

The following table sets forth our commercial commitments as of December 31, 2002:

	Amount of Commitment Expiration Per Period
	Total	2003	2004	2005	2006	Thereafter
	(RMB in millions)
Other Commercial Commitments:
Guarantees	6	6	—	—	—	—

Total commercial commitments	6	6	—	—	—	—

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2002 may differ from the amounts indicated below.

	Year Ended December 31,
	2000	2001	2002	2003 (Planned)	2004 (Planned)
	(RMB in millions)
Total capital expenditures	34,310	40,028	28,919	25,000	23,500

The total amount of our capital expenditures decreased by 27.8%, from RMB40,028 million in 2001 to RMB28,919 million in 2002. The decrease was primarily due to improved utilization of network resources.

We further rationalized our capital expenditures in 2002. Our capital expenditures in 2002 were mainly for the development of access infrastructure in order to meet subscriber growth needs and to strengthen our position as the owner of the “last mile” in our service regions. We also increased capital expenditures on our Internet and data networks in order to meet the increasing demand for our broadband, managed data and Internet services. In addition, we increased expenditures for our Business Support System (BSS), Operation Support System (OSS) and Management Support System (MSS) as part of our efforts to improve customer service quality, operating efficiency and information disclosure.

Capital Resources

We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient capital resources to satisfy our capital expenditure requirements for the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network system and the rollout of our new applications and services. Our research and development is carried out by 1,931 experts and researchers in our research centers. These researchers focus on network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include fiber optic transmission technology, mobile communications technology, next generation networks, broadband access, data communications, operation and service support systems and development of value-added services.

D. Trend Information.

Please refer to our discussion in each section under “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. Off-Balance Sheet Arrangements

As of December 31, 2002, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2002, the maximum amount of potential future payments under the guarantees was RMB6 million. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognize any such loss under guarantees when it is reasonably expected. As of December 31, 2002, it was not probable that we would be required to make payments under these guarantees.

F. Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.7% and 0.4% in 2001 and 2000, respectively. China experienced slight deflation in 2002 at a rate of 0.8%.

G. US GAAP Reconciliation

Our financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The difference, as it applies to our financial statements, relates to the US GAAP requirement that property, plant and equipment be carried at historical cost, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated. See Note 32 to our financial statements included elsewhere in this annual report for further information relating to this difference and a description of recently issued accounting standards.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Directors and Senior Officers

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Beijing, China 100032.

Name	Age	Position
Zhou Deqiang	61	Chairman of the board of directors and Chief Executive Officer
Chang Xiaobing	46	Executive director and President
Wu Andi	48	Executive director, Executive Vice President and Chief Financial Officer
Zhang Jiping	47	Executive director and Executive Vice President
Huang Wenlin	49	Executive director and Executive Vice President
Li Ping	49	Executive director, Executive Vice President and Company Secretary
Wei Leping	57	Executive director and Executive Vice President
Cheng Xiyuan	59	Executive director
Feng Xiong	57	Executive director
Zhang Youcai	62	Independent non-executive director
Vincent Lo Hong Sui	55	Independent non-executive director
Wang Qi	48	Controller
Sun Jiuming	56	President and Chairman of the board of directors of Jiangsu Telecom Company Limited
Wang Jirong	49	President and Chairman of the board of directors of Zhejiang Telecom Company Limited

Zhou Deqiang, 61, is Chairman of our board of directors and Chief Executive Officer in charge of the overall management of our company. Mr. Zhou is a professor level Senior Engineer. He graduated in 1968 from Nanjing Institute of Posts and Telecommunications with a major in wireline telecommunications. Prior to joining China Telecom Group in May 2000, Mr. Zhou served as a Vice Minister of the Ministry of Information Industry, or the MII, and its predecessor ministry, the Ministry of Posts and Telecommunications, or the MPT, a Deputy Director General and Director General of Anhui Posts and Telecommunications Administration, or PTA, and a Deputy Chief Engineer of Beijing Long Distance Telephone Bureau. Mr. Zhou is also President of China Telecom Group. Mr. Zhou has in-depth industry knowledge and 34 years of extensive operational and managerial experience in the telecommunications industry in China.

Chang Xiaobing, 46, is an executive director and President in charge of the marketing development of our company. Mr. Chang is a professor level Senior Engineer. He graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. Prior to joining China Telecom Group in May 2000, Mr. Chang served as a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, a Deputy Director General of the Directorate General of Telecommunications, or DGT, of the MPT, and a Deputy Director of the Nanjing Municipal Posts and

Telecommunications Bureau of Jiangsu PTA. Mr. Chang is also a Vice President of China Telecom Group. Mr. Chang has 21 years of operational and managerial experience in the telecommunications industry in China.

Wu Andi, 48, is an executive director, Executive Vice President and the Chief Financial Officer in charge of the financial management of our company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a post-graduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecom Group in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. Ms. Wu is also a Vice President of China Telecom Group. Ms. Wu has 21 years of financial experience in the telecommunications industry in China.

Zhang Jiping, 47, is an executive director and Executive Vice President in charge of the network construction and operations of our company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.S. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a post-graduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecom Group in May 2000, Mr. Zhang was a Deputy Director General of the DGT of the MPT, and a Deputy Director General of Liaoning PTA and Director of the Network Management Center of the Liaoning PTA. Mr. Zhang is also a Vice President of China Telecom Group. Mr. Zhang has 21 years of operational and managerial experience in the telecommunications industry in China.

Huang Wenlin, 49, is an executive director and Executive Vice President in charge of the human resources management of our company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a concentration in engineering management. Prior to joining China Telecom Group in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also a Vice President of China Telecom Group. Ms. Huang has 28 years of operational and managerial experience in the telecommunications industry in China.

Li Ping, 49, is an executive director, Executive Vice President and Company Secretary in charge of the investor relationship management of our company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the State University of New York at Buffalo in 1989. Prior to joining China Telecom Group in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, a Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and a Deputy Director General of the DGT of the MPT. Mr. Li is also a Vice President of China Telecom Group. Mr. Li has extensive experience in managing public companies and 27 years of operational and managerial experience in the telecommunications industry in China.

Wei Leping, 57, is an executive director and Executive Vice President in charge of the research and development work of our company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received a M.S. degree in communication and information systems from the Research Institute of Post and Telecommunications. Prior to joining China Telecom Group in April 2001, Mr. Wei served as a Deputy Director of the Telecommunications Research Institute of the MII, a Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and a Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecom Group. Mr. Wei has 25 years of experience in research and development for network technologies in the telecommunications industry in China.

Cheng Xiyuan, 59, is an executive director of our company. Mr. Cheng is a professor level Senior Engineer. He graduated from Chongqing Institute of Military Telecommunications and Engineering in 1968 with a major in telecommunications. Prior to joining China Telecom Group, Mr. Cheng served as Director General of Shanghai Long Distance Telephone Bureau, and a Deputy Director General, Director General and Chief Engineer of Shanghai PTA. Mr. Cheng currently serves as General Manager of China Telecom Group Shanghai Corporation and has 34 years of operational and managerial experience in the telecommunications industry in China.

Feng Xiong, 57, is an executive director of our company. Mr. Feng is a professor level Senior Engineer. He graduated from Tsinghua University in 1970 with a major in electronic engineering. He received a master’s degree from Nanjing Institute of Posts and Telecommunications in 1982 with a major in communications and systems. Prior to joining China Telecom Group, Mr. Feng served as a Deputy Chief Engineer and Chief Engineer of the Nanjing Municipal Telecommunications Bureau of Jiangsu PTA, and a Deputy Chief Engineer, Chief Engineer and a Deputy Director General of Jiangsu PTA. Mr. Feng currently serves as General Manager of China Telecom Group Guangdong Corporation and has 21 years of operational and managerial experience in the telecommunications industry in China.

Zhang Youcai, 62, is an independent non-executive director of our company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China over more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Vincent Lo Hong Sui, 55, is an independent non-executive director of our company. Mr. Lo is the chairman and chief executive of the Shui On Group which he founded 32 years ago. He is also the founding chairman and current president of the Business and Professionals Federation of Hong Kong, a member of The Tenth National Committee of Chinese People’s Political Consultative Conference, the president of the Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, court member of the Hong Kong University of Science and Technology, a member of HK-US Business Council-HK Section, a director of The Real Estate Development Association of Hong Kong, an advisor to the Chinese Society of Macroeconomics, an advisor to Peking University China Center for Economic Research, a council member of the China Overseas Friendship Association, a director of Great Eagle Holdings Limited and a non-executive director of Hang Seng Bank Limited and New World China Land Limited. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999. In 2001, he was named Businessman of the Year by the DHL/South China Morning Post Hong Kong Business Awards, and most recently, he received one of the “2002 Director of the Year” awards from the Hong Kong Institute of Directors.

Wang Qi, 48, is the controller of our company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a master’s degree in international management. Prior to joining China Telecom Group, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Planning and Finance Department of China Telecom Group. Mr. Wang has 28 years of managerial and accounting experience in the telecommunications industry in China.

Sun Jiuming, 56, is the President and Chairman of the board of directors of Jiangsu Telecom Company Limited. Mr. Sun is a Senior Engineer, and he graduated from Nanjing Institute of Posts and Telecommunications and the Australian National University in 1982 with a B.Sc. degree in radio telecommunications and engineering. Mr. Sun served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau, Director of Nantong Posts Bureau, and Director of Nantong Telecommunications Bureau before he joined Jiangsu Telecommunications Corporation Ltd. Mr. Sun has 21 years of operational and management experience in the telecommunications industry in China.

Wang Jirong, 49, is the President and Chairman of the board of directors of Zhejiang Telecom Company Limited. Mr. Wang is a professor level Senior Engineer, and graduated from the Nanjing Institute of Posts and Telecommunications and the Australian National University. Prior to joining Zhejiang Telecommunications Ltd., Mr. Wang was formerly the Deputy Director of Suzhou Telecommunications Bureau. He has 33 years of operational and management experience in the telecommunications industry in China.

There is no family relationship between any of our directors or executive officers. Each of our executive directors and executive officers also serves as a director or executive officer of China Telecom Group, and does not work for our company on a full-time basis.

Supervisors

The following table sets forth certain information concerning our supervisors.

Name	Age	Position
Zhang Xiuqin	56	Chairperson of our supervisory committee
Tan Ming*	49	Supervisor
Zhu Lihao	62	Independent supervisor
Xie Songguang	54	Supervisor
Li Jing	37	Supervisor
Wang Huanhui	58	Supervisor

*	Mr. Tan Ming resigned from his position as a supervisor effective April 1, 2003, and has been replaced by Mr. Wang Huanhui.

Zhang Xiuqin, 56, is the chairperson on our supervisory committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Center of the MII and General Manager of the Huaxin Posts and Telecommunication Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of China Telecommunications Corporation. Ms. Zhang has 34 years of operational and managerial experience in the telecommunications industry in China.

Tan Ming, 49, was a supervisor on our supervisory committee until April 1, 2003, who was elected by our employees. Mr. Tan is a Senior Economist. He graduated from the People’s University of China in 1983 with a major in statistical planning. Prior to joining China Telecom Group, he served as Director of the Statistical Information Division of the MPT and Director of the Statistics Division of the DGT. In July 2000, Mr. Tan was appointed as Director of the Statistical Division of the Planning Department of China Telecommunications Corporation, and subsequently served as Director of the Statistical Analysis Division of the Enterprise Information Department. Mr. Tan currently serves as the Vice Chairman of the Trade

Union of China Telecommunications Corporation. Mr. Tan has over 19 years of statistical and planning experience in the telecommunications industry in China.

Zhu Lihao, 62, is an independent supervisor on our supervisory committee. Ms. Zhu is a Senior Auditor and is a board member of the Auditors’ Association. She graduated from Beijing Mining College in 1963 with a major in engineering economics. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs Auditing of the Audit Bureau. Ms. Zhu has 40 years of experience in management and auditing.

Xie Songguang, 54, is a supervisor on our supervisory committee. Mr. Xie is a Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications in 1985 with a major in communications. Mr. Xie completed an advanced business program in Hangzhou University in 1998. Prior to joining China Telecom Group, Mr. Xie served as a Deputy Director of the Telecommunications Division, and Director of the Operation and Maintenance Division of Zhejiang PTA. Mr. Xie currently serves as a Deputy General Manger of China Telecom Group Zhejiang Corporation and has 28 years of operational and managerial experience in the telecommunications industry in China.

Li Jing, 37, is a supervisor on our supervisory committee. Mr. Li is an economist. He graduated from the Central Party School in 1995 with a major in economics and management. Prior to joining China Telecom Group, Mr. Li worked at the Audit Division of the Jiangsu PTA, and the audit department and financial department of Suzhou Municipal Posts and Telecommunications Bureau. Mr. Li currently serves as a Deputy Director of the Audit Department of China Telecom Group Jiangsu Corporation and has 18 years of financial and auditing experience in the telecommunications industry in China.

Wang Huanhui, 58, has been the supervisor representing our employees since April 1, 2003. Mr. Wang is a Senior Economist. He graduated from Beijing Institute of Posts and Telecommunications in 1968. In August 2000, Mr. Wang was appointed as Chairman of the supervisory board of China Telecommunications Corporations. Mr. Wang has more than 30 years of operational and management experience in the telecommunications industry in China.

B. Compensation

Compensation of Executive Directors and Supervisors

Our directors and supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. The aggregate amount of compensation we paid to our directors and supervisors (excluding the independent directors and supervisor) as a group for the year ended December 31, 2002 was approximately RMB3.36 million.

Stock Appreciation Rights

In order to provide further incentives for our senior management, our shareholders adopted a plan of stock appreciation rights for our senior management, effective from November 15, 2002. The plan is designed to link the financial interests of our senior management with our future results of operations and the performance of our H shares. Stock appreciation rights will be granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Therefore, the issuance of stock appreciation rights will not dilute our shareholders’ shareholdings.

Our compensation committee approved the vesting plan for stock appreciation rights in March 2003. Pursuant to the vesting plan, we will grant 271.1 million stock appreciation right units to approximately 451 employees, including members of the board of directors and the supervisory committee (excluding independent directors and independent supervisors), chief executive officer, president, vice presidents, chief financial officer, presidents of provincial subsidiaries and division managers, and heads of our local network operating units structured as strategic business units and basic business units.

Among all persons who are granted stock appreciation right units, the ratio of the highest to lowest numbers of stock appreciation right units granted to any person is limited to 2.73 to 1. The number of stock appreciation right units granted to a person may also be adjusted in accordance with the result of his or her performance evaluation.

Under the stock appreciation rights plan, all stock appreciation rights will have an exercise period of six years. A person may not exercise his or her stock appreciation rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercised may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

The exercise price of stock appreciation rights initially granted will be the initial public offering price of H shares. Upon exercise of stock appreciation rights, the participant will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of H shares at the time of exercise, based on the applicable exchange rate between Renminbi and Hong Kong dollar at the time of the exercise.

C. Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Directors are elected for a term of three years and may serve consecutive terms if re-elected. The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee consists of five supervisors. One member of our supervisory committee must be an employee representative elected by our employees. The remaining members must be appointed by shareholders at a general meeting. The term of office of our supervisors is three years, which is renewable upon re-election or re-appointment. We have entered into service contracts with our directors or supervisors. None of these service contracts provide benefits to our directors upon termination. Each of our directors and supervisors except Mr. Wang Huanhui was appointed in September 2002. Mr. Wang Huanhui was elected as a supervisor in April 2003. Mr. Tan Ming resigned as a supervisor in April 2003.

Audit Committee

We have established an audit committee in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The audit committee is primarily responsible for the accuracy of the financial information and is required to opine on the fairness and reasonableness of the connected transactions. The audit committee is currently comprised of Zhang Youcai, Vincent Lo Hong Sui, both independent non-executive directors, and Tan Ming, an employee representative.

Remuneration Committee

We also have a remuneration committee, which is primarily responsible for the determination of remuneration packages for managerial officers and to ensure the fairness of the remuneration policy with the purposes of incentivising the employees. The remuneration committee is currently comprised of Zhang Youcai, Vincent Lo Hong Sui and Tan Ming.

D. Employees

General

As of December 31, 2002, we had 102,647 employees. The table below sets forth the number of our employees by their functions as of December 31, 2002:

	Number of Employees	% of Total
Management, finance and administrative	18,200	17.7%
Sales and marketing	27,263	26.6%
Operations and maintenance	52,581	51.2%
Research and development	1,931	1.9%
Others	2,672	2.6%

Total	102,647	100.0%

As of December 31, 2002, we also employed approximately 39,714 temporary employees.

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for senior management and senior technological experts). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our company is good.

E. Share Ownership

As of December 31, 2002, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of May 31, 2003 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares
Domestic shares	China Telecom Group	58,809,120,182	87.01%	77.78%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	8.37%	7.48%
H shares	The Hongkong and Shanghai Banking Corporation*	8,027,410,000	100%	10.62%

*	As custodian of Depositary for American Depositary Shares representing H shares.

China Telecom Group, our controlling shareholder, is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd. is a state-owned enterprise owned and controlled by the provincial governments in Guangdong. See “Item 4. Information on the Company—A. History and Development of the Company—Our Restructuring.” None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

B. Related Party Transactions

As of May 31, 2003, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 77.78% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.

Following our restructuring, China Telecom Group has retained the ownership of, and continues to operate, the wireline telecommunications networks, and provides telecommunications services in provinces, autonomous regions and centrally administered municipalities that are outside our service regions.

In connection with this restructuring, we have entered into various agreements with China Telecom Group and a number of its subsidiaries relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing and other services. The details of the related party arrangements are described below.

Arrangements Relating to Our Restructuring and Initial Public Offering

Restructuring Agreement

In connection with our restructuring, we entered into a restructuring agreement with China Telecom Group, whereby China Telecom Group transferred to us substantially all of its assets, liabilities and interests in connection with its wireline telephone, data and Internet and leased line services in Shanghai Municipality, Guangdong Province, Jiangsu Province, and Zhejiang Province. Under the restructuring agreement, China Telecom Group has undertaken to indemnify us against any actions, suits, proceedings, claims, losses, damages, payments or other expenses caused by or arising from any assets transferred to us by China Telecom Group due to events that occurred prior to the effective date of our restructuring. China Telecom Group has also agreed to provide certain warranties and indemnities to us against all losses or damages suffered by us as a result of any defective titles of properties owned by independent third parties and sub-leased by us. In addition, under the restructuring agreement, China Telecom Group has undertaken to indemnify us against any liabilities or losses as a result of any adverse effect that agreements entered or to be entered into between China Telecom Group and China Netcom Group may have on our assets and operations or the implementation of our agreements with China Telecom Group. To the extent that China Telecom Group obtains terms and conditions in its arrangements with China Netcom Group in our service regions that are more favorable than the terms and conditions of similar arrangements we have with China Telecom Group, China Telecom Group has undertaken to offer us such comparable terms and conditions.

Furthermore, in accordance with an approval of the Ministry of Information Industry, China Telecom Group shall hold and maintain all licenses received from the Ministry of Information Industry in connection with our business for our benefit.

Letter of Undertakings

In connection with our restructuring and initial public offering, China Telecom Group has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support us in our existing operations and future development in the following specific areas that:

•	we will be the only basic telecommunications services provider under China Telecom Group’s control that will have its securities listed on a stock exchange in Hong Kong or outside of mainland China;

•	to the extent within China Telecom Group’s control, we will be treated equally with any other operators of wireline telephone, data and Internet, leased line and other related telecommunications services that are controlled by China Telecom Group with respect to all approvals, transactions and arrangements between us and China Telecom Group and/or operators controlled by China Telecom Group; and

•	we will have the right to provide additional telecommunications services in our service regions that fall within China Telecom Group’s scope of business (including the trial and commercial application of new telecommunications technologies and provision of new telecommunications services). In addition, we will have the preferential right to acquire China Telecom Group’s interest in companies or other entities that provide telecommunications services.

We expect that China Telecom Group will implement its undertaking of extending support to us by honoring its specific commitments set forth above. The current terms of the letter of undertakings do not obligate China Telecom Group to provide any financial support to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The letter of undertakings provided to us by China Telecom Group contains vague terms that may not be implemented as we expect.”

Non-Competition Agreement

Under a non-competition agreement between us and China Telecom Group, China Telecom Group has undertaken to us that, for so long as our shares are listed on the Hong Kong Stock Exchange or any other exchange, and China Telecom Group holds over 30% of our issued share capital or China Telecom Group is regarded as our controlling shareholder in accordance with the Hong Kong Stock Exchange Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or selected value-added telecommunications services, including video conferencing services, Internet access services, Internet data center services, Internet VPN services, Internet video conferencing and image communications services, and VPN services, in our service regions that may compete with us.

Apportionment of International Settlement

We have agreed, on our and China Telecom Group’s behalf, to settle any amounts due to or receive any amounts due from a foreign telephone operator in respect of international calls made between China and the relevant foreign country. Amounts will be due from a foreign telephone operator to us and/or China Telecom Group if over a period the volume of inbound calls exceeds the volume of outbound calls. Conversely, amounts will be due to a foreign telephone operator from us and/or China Telecom Group if over a period the volume of outbound calls originating from us and China Telecom Group exceeds the volume of inbound calls. Any amounts due to or due from a particular foreign telephone operator will then be settled between China Telecom Group and us on the basis of the net volume of telephone calls originating from or terminated by China Telecom Group and us respectively in relation to that foreign telephone operator. For the year ended December 31, 2002, the net amount of international settlement we received was RMB179 million.

Inter-provincial Prepaid Telephone Card Settlement

We and China Telecom Group have agreed to share the revenue derived from calls made on inter-provincial prepaid telephone cards purchased within our service regions and used outside our service regions in China and vice versa. Revenue from calls made by using certain prepaid telephone cards, including integrated circuit cards and codified cards, will be allocated entirely to the operator from whose service region the call was made. For the year ended December 31, 2002, our share of the revenue derived from calls made on inter-provincial prepaid telephone cards purchased outside our service regions and used within our service regions was RMB389 million, and the amount paid to China Telecom Group for calls made on inter-provincial prepaid telephone cards purchased within our service regions and used outside our service regions was RMB453 million.

World Bank Loan

In 1994, the Ministry of Finance obtained a loan from the World Bank, which, after a series of novations, China Telecom Group became the borrower of record of the loan. A portion of the loan was advanced by China Telecom Group to us for general corporate use. We bear the cost of servicing that portion of the loan. As of December 31, 2002, the outstanding amount of the loan owed by us was US$46.61 million. We fully repaid the outstanding portion of the loan in March 2003.

Guarantees

In 1993 and 1994, the former Shanghai, Guangdong, Jiangsu and Zhejiang Posts and Telecommunications Administrations entered into various loan agreements with China Import and Export Bank for an aggregate loan amount of 38,436 million Japanese yen (US$323.67 million based on the exchange rate of US$1 = 118.75 Japanese yen, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002) to finance the development of telecommunications networks, including the development of inter-provincial transmission optic fibers. These loans were novated to our four provincial subsidiaries and were guaranteed by China Telecom Group. Since we have assumed these guarantees in place of China Telecom Group immediately after the initial public offering, these guarantees no longer constitute related party transactions.

Ongoing Related Party Transactions between Us and China Telecom Group

On September 10, 2002, we entered into various agreements with China Telecom Group, effective as of January 1, 2002, relating to the provision of ongoing telecommunications and other services.

Trademark License Agreement

We entered into a trademark license agreement with China Telecom Group, expiring on December 31, 2004, which will be automatically renewable at our option.

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks, including the China Telecom logo, with the State Trademark Office under the PRC State General Administration for Industry and Commerce. Under the trademark license agreement, China Telecom Group has granted to us a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis.

Centralized Services Agreement

We entered into a centralized services agreement with China Telecom Group in order to coordinate centralized operations, such as headquarter functions, jointly relied upon by both parties. The agreement will expire on December 31, 2004, and will be automatically renewable at our option. Under this agreement, we have agreed to provide the human resources to manage and provide certain centralized services, and China Telecom Group has agreed to allow us to use relevant assets, owned by it, to perform such centralized services. These services include the operation of business support center and network management center. In addition, we share certain overhead costs. The centralized services agreement also requires us to provide management services in relation to certain large enterprise customers of the headquarters of China Telecom Group. The aggregate costs incurred by us and China Telecom Group for the provision of such centralized services (which include salaries and benefits of employees, depreciation of equipment and properties, maintenance fees and research and development costs) will be apportioned pro rata between us and China Telecom Group according to the revenues generated by each party. For the year ended December 31, 2002, our portion of the costs in respect of centralized services was RMB69 million.

Under our restructuring, China Telecom Group has retained its international telecommunications facilities and has agreed to allow us to use these facilities. We have agreed to provide the necessary human resources for the upkeep and maintenance of the international telecommunications facilities. We have agreed to apportion the costs associated with operating such assets pro rata between us and China Telecom Group according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originating from, us and China Telecom Group, respectively. Prior to our restructuring, no such arrangement was in effect between China Telecom Group and us. For the year ended December 31, 2002, our portion of the costs in respect of the use of international telecommunications facilities was RMB414 million.

Interconnection Agreement

The interconnection agreement we entered into with China Telecom Group allows our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. This agreement will expire on December 31, 2004, and will be automatically renewable at our option. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the Ministry of Information Industry from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the Ministry of Information Industry’s prescribed settlement fees. The interconnection agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls. For the year ended December 31, 2002, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB385 million.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers within our service regions, which our telecommunications services are dependent upon, under an optic fiber leasing agreement. This agreement will expire on December 31, 2004, and will be automatically renewable at our option. The amount payable from us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on the depreciation charge for the optic fibers within our service regions, calculated on the basis of the carrying value of the optic fibers. In addition, we agreed to be responsible for the maintenance of these optic fibers within our service regions. For the year ended December 31, 2002, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB102 million.

Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group

As part of our restructuring, certain ancillary and mostly non-telecommunications related businesses and assets within our service regions are operated or held by certain subsidiaries of China Telecom Group.

Engineering Agreements

Under the engineering framework agreements, subsidiaries of China Telecom Group in each of our service regions are expected to tender for the right to provide us with construction, design, equipment installation and testing services and/or would act as general contractors in relation to the construction and supervision of engineering projects commissioned by us. If subsidiaries of China Telecom Group succeed in the bidding process, they would then enter into specific engineering agreements with us. The fees for engineering-related services rendered under the engineering agreements shall be determined by reference to market rates as reflected by prices obtained through the tender process. The engineering framework agreements will expire on December 31, 2004, and will be automatically renewable at our option.

According to relevant regulations and under our internal policy, whenever the value of any engineering design and supervision project exceeds RMB500,000, or the value of any engineering construction project exceeds RMB2,000,000, we seek tendering bids for such project. We do not accord any priority to subsidiaries of China Telecom Group to provide such services, unless the terms offered by the subsidiaries of China Telecom Group are at least as favorable as those offered by another tenderer.

For the year ended December 31, 2002, our expenditure for engineering services under the engineering agreements was RMB3,243 million.

Property Leasing Agreements

Under property leasing framework agreements, we lease from subsidiaries of China Telecom Group a total of 4,374 properties, located throughout our service regions, covering an aggregate gross floor area of approximately 1.2 million square meters for use as our business premises, offices and equipment storage facilities and sites for network equipment. Under the same agreements, we also lease certain properties to subsidiaries of China Telecom Group. The framework agreements will expire on December 31, 2004, and will be automatically renewable at our option.

The rental charges are based on market rates with reference to amounts stipulated by local price bureaus. The charges are payable monthly in arrears and are subject to review every three years. An independent appraiser appointed by us reviewed the property leasing agreements prior to our initial public offering and has confirmed that the rental rates determined under the agreements are fair and reasonable to us.

For the year ended December 31, 2002, our expenditure on rental charges was RMB266 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB3 million.

Third Party Properties Sub-leasing Agreements

We have entered into sub-leasing agreements with subsidiaries of China Telecom Group to sub-lease certain properties owned by independent third parties for use as offices, retail outlets, spare parts storage facilities and sites for network equipment. As these independent third parties have not been able or willing to produce relevant title documents in respect of the sub-leased properties, China Telecom Group has agreed to give us an indemnity with respect to any claims or costs incurred by us in connection with any defect in the titles to any such third party properties. The amounts payable by us to subsidiaries of China Telecom Group under the sub-leases are the same as the amounts payable by these subsidiaries of China Telecom Group to the relevant third parties. The sub-leasing agreements will expire on December 31, 2004, and will be automatically renewable at our option. The rental charges for these properties are based on market rates negotiated with the relevant third parties on an arm’s length basis. An independent appraiser appointed by us has confirmed that the rental amounts payable under such arrangements are fair and reasonable to us. For the year ended December 31, 2002, our expenditure in relation to third party properties sub-leasing was RMB321 million.

Information Technology Services Agreements

We have entered into information technology services framework agreements with subsidiaries of China Telecom Group in each of our service regions, under which subsidiaries of China Telecom Group have agreed to provide us with certain information technology services, such as office automation and software adjustment. Subsidiaries of China Telecom Group are entitled to tender for the right to provide us with such information technology services, at rates determined with reference to market prices as reflected by prices obtained through the tender process. We do not accord subsidiaries of China Telecom Group priority, unless the terms offered by subsidiaries of China Telecom Group are at least as favorable as those offered by another tenderer. The information technology services framework agreements will expire on December 31, 2004, and will be automatically renewable at our option. It is envisaged that specific information technology services agreements be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific service requested by us from time to time. The specific information technology services agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the information technology services framework agreements.

For the year ended December 31, 2002, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB151 million.

Equipment Procurement Agreements

Under the equipment procurement framework agreements we entered into with subsidiaries of China Telecom Group in October 2002, we may request subsidiaries of China Telecom Group to procure foreign and domestic telecommunications equipment and other domestic non-telecommunications materials for us, at a commission not exceeding the rate of 1% of the contract value in the case of imported telecommunications equipment and 1.8% of the contract value in the case of domestic telecommunications equipment and other domestic non-telecommunications materials. These agreements will expire on December 31, 2004, and will be automatically renewable at our option. We may give priority to subsidiaries of China Telecom Group if the terms and conditions of the services provided by them are at least as favorable as those offered by independent third parties. It is envisaged that specific equipment procurement agreements be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific products requested by us from time to time. The specific equipment procurement agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the equipment procurement framework agreements. For the year ended December 31, 2002, our expenses incurred under the equipment procurement agreements was RMB78 million.

Community Services Agreements

Subsidiaries of China Telecom Group have agreed to provide cultural, educational, property management, vehicles, health and medical services, hotel and conference, community and sanitary services to us under the community services framework agreements, which will expire on December 31, 2004, and will be automatically renewed unless either party decides not to renew. However, if we cannot, without incurring significant costs, obtain these services from a third party, subsidiaries of China Telecom Group have agreed not to terminate the provision of such services. Although the agreements are on a non-exclusive basis, we may give priority to subsidiaries of China Telecom Group if the terms and conditions of the services provided by them are at least as favorable as those offered by independent third parties. These services are provided at government-prescribed prices, government-guided prices, market prices or as agreed upon between the parties, in such respective order as available. We believe that the services provided by China Telecom Group under the community services agreements will be on commercial terms which are no less favorable than those provided by independent third parties. It is envisaged that specific community services agreements will be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific services requested by us from time to time. The specific community services agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the community services framework agreements.

For the year ended December 31, 2002, our expenditure for services available to us under the community services agreements was RMB1,291 million.

Ancillary Telecommunications Services Agreements

Subsidiaries of China Telecom Group have agreed to provide certain repair services to us on a non-exclusive basis under the ancillary telecommunications services framework agreements. These repair services include the repair of telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services. These agreements will expire on December 31, 2004, and will be automatically renewed unless either party decides not to renew. However, if we cannot, without incurring significant costs, obtain these ancillary telecommunications services from a third party, subsidiaries of China Telecom Group have agreed not to terminate the provision of such services. It is envisaged that specific ancillary telecommunications services agreements be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific services requested by us from time to time. The specific ancillary telecommunications services agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the ancillary telecommunications services framework agreements. Although these agreements are on a non-exclusive basis, we intend to give priority to the subsidiaries of China Telecom Group if the terms and conditions of their services are at least as favorable as those offered by independent third parties. These services will be provided at government-prescribed prices, government-guided prices, market prices or as agreed upon between the parties, in such respective order as available.

For the year ended December 31, 2002, our expenditure for services available to us under the ancillary telecommunications agreements was RMB1,219 million.

Special Communications Services Agreements

Subsequent to the restructuring, subsidiaries of China Telecom Group have retained the assets required to provide special communications services such as telecommunications services provided to certain government agencies and under emergency circumstances. Under the special communications service agreements we entered into with subsidiaries of China Telecom Group, China Telecom Group has agreed to lease from us the general telecommunications infrastructure required to provide the special communications services within our service regions. These agreements will expire on December 31, 2004, and will be automatically renewed unless either party decides not to renew. China Telecom Group has agreed to reimburse us for the leasing of the infrastructure in connection with the special communications services on a basis prescribed by the Ministry of Industry Information. In addition, we have agreed to provide the necessary human resources to maintain and operate the special communications services within our service regions in return for China Telecom Group reimbursing us for the costs we incur in providing such services, including the cost for the network operation support, general and administrative expenses and certain other operating expenses. For the year ended December 31, 2002, we received RMB28 million for special communications services provided to China Telecom Group.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal Proceeding

We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Policy on Dividend Distributions

Our directors declared dividends for the year ended December 31, 2002 on the basis of HK$0.065 per share, pro-rated based on the number of days our shares have been listed during the year, representing a total of approximately RMB672 million, which was approved by our shareholders at the annual general meeting held on June 20, 2003.

The declaration and payment of dividends for years following 2003 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our board of directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our articles of association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

The Bank of New York, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

Item 9. The Offer and Listing.

In connection with our initial public offering, our American depositary shares, or ADSs, each representing 100 H shares, were listed and commenced trading on the New York Stock Exchange on November 14, 2002 under the symbol “CHA”. Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on November 15, 2002. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2002 and May 31, 2003, there were 8,027,410,000 H shares issued and outstanding. As of December 31, 2002 and May 31, 2003, there were, respectively, 6 and 7 registered holders of American depositary receipts evidencing 20,621,290 and 11,551,070 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2002 (from listing date)
Fourth Quarter	1.49	1.37	18.80	17.27
December 2002	1.48	1.37	18.65	17.27
January 2003	1.52	1.38	19.42	17.73
February 2003	1.51	1.43	19.30	18.32
March 2003	1.45	1.34	18.57	17.00
April 2003	1.50	1.34	19.10	17.31
May 2003	1.70	1.51	21.45	18.96

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-100042) filed with the Securities and Exchange commission is hereby incorporated by reference.

Our shareholders approved certain amendments to our articles of association at the annual general meeting held on June 20, 2003 in Beijing, China. Pursuant to the amended articles of association, the transfer of H shares must be carried out in writing on normal or standard instruments of transfer or on a form acceptable to the board of directors of our company, and such transfer instrument must be signed by hand, or, if the transferor or transferee is a securities clearing institution or its representative pursuant to section 37 of the Securities and Futures Ordinance of Hong Kong, such transfer instrument can be signed either by hand or in printed mechanical form. All transfer instruments must be maintained at the legal address of our company or other place that our board of directors designate from time to time.

C. Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for certain arrangements we have entered into with China Telecom Group.

D. Exchange Controls

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by the State Administration of Foreign Exchange. Renminbi could also be converted at swap centers open to Chinese enterprises and foreign invested enterprises, subject to State Administration of Foreign Exchange approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. In the year ended December 31, 1993, as much as 80% by value of all foreign exchange transactions in China took place through the swap centers. The exchange rate quoted by the Bank of China differed substantially from that available in the swap centers. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange system, the China Foreign Exchange Trading System inter-bank foreign exchange market was established. Under the unitary foreign exchange system, People’s Bank of China sets daily exchange rates for conversion of Renminbi into U.S. dollars and other currencies based on the China Foreign Exchange Trading System interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below rates set by the People’s Bank of China.

In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into foreign currency to meet our foreign currency obligations or to pay dividends in foreign currency.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against U.S. dollars. Any future devaluation of the Renminbi would increase our effective cost of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. From 1999 to 2002, the Renminbi has remained stable against the U.S. dollar.

There are no limitations on the right of non-resident or foreign owners to remit dividends or to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our articles of association or other constituent documents.

E. Taxation

The taxation of income and capital gains of holders of H shares or ADSs is subject to the laws and practices of China and of jurisdictions in which holders of H shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the H shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-U.S. federal laws. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the H shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

People’s Republic of China

The following is a summary of certain Chinese tax provisions relating to the ownership and disposition of H shares or ADSs purchased in connection with our initial public offering and held by the investors as capital assets. This summary does not purport to address all material tax consequences of the ownership of H shares, and does not take into account the specific circumstances of any particular investors. This summary is based on the tax laws of China as in effect on the date of this annual report, as well as on the Agreement between the United States of America and the People’s Republic of China for the Avoidance

of Double Taxation, or the Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

This discussion does not address any aspects of Chinese taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisors regarding Chinese, Hong Kong and other tax consequences of owning and disposing of H shares.

Taxation of Dividends

Individual Investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the Individual Income Tax Law of China, as amended on October 31, 1993 and effective January 1, 1994, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, such as H shares, are not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares, including H shares and ADSs.

The Amendments to the Individual Income Tax Law of China, or the Amendments, were promulgated on October 31, 1993 and became effective on January 1, 1994. The Amendments state that they shall supersede the provisions of any contradictory prior administrative regulations concerning individual income tax. Under the requirements of the Amendments and the amended Individual Income Tax Law, foreign individuals are subject to withholding tax on dividends paid by a Chinese company at a rate of 20% unless specifically exempted by the tax authority of the State Council. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. Such withholding tax may be reduced under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Enterprises. According to the Income Tax Law of China Concerning Foreign Investment Enterprises and Foreign Enterprises, dividends paid by Chinese companies to enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares will temporarily not be subject to the 20% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced under an applicable double taxation treaty.

Tax Treaties. Investors who do not reside in China and reside in countries that have entered into double-taxation treaties with China may be entitled to a reduction of the withholding tax imposed on the payment of dividends to investors of our company who do not reside in China. China currently has double-taxation treaties with a number of other countries, which include:

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	the Netherlands;

•	Singapore;

•	the United Kingdom; and

•	the United States.

Under the treaty between China and the United States, the China-US Treaty, China may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of such dividend. It is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in the Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the China-US Treaty, (ii) does not maintain a permanent establishment or fixed base in China to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the China-US Treaty with respect to income and gains derived in connection with the H shares.

Taxation of Capital Gains

The Tax Notice provides that gains realized by enterprises that are holders of Overseas Shares would, temporarily, not be subject to capital gains taxes. With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, or the Provisions, issued on January 28, 1994, stipulated that gains realized on the sale of equity shares would be subject to income tax at a rate of 20% on the gains, and empowered the Ministry of Finance to draft detailed tax rules on the mechanism for collecting such tax, as per the official publication “China Securities News” of April 13, 1994. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated June 20, 1994, February 9, 1996 and March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares may be subject to capital gains tax at the rate of 20% unless such tax is reduced or eliminated by an applicable double taxation treaty. If tax on capital gains from the sale of H shares become applicable, it is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in our company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position.

On November 18, 2000, the State Council issued a notice entitled “State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in China,” or the Tax Reduction Notice. Under the Tax Reduction Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishment in China, or by foreign enterprises without any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional Chinese Tax Considerations

Chinese Stamp Duty. Chinese stamp duty imposed on the transfer of shares of Chinese publicly traded companies under the Provisional Regulations should not apply to the acquisition and disposal by non-Chinese investors of H shares or ADSs outside of China by virtue of the Provisional Regulations of China Concerning Stamp Duty, which became effective on October 1, 1988 and which provide that Chinese stamp duty is imposed only on documents executed or received within China that are legally binding in China and are protected under Chinese law.

Estate Tax. No liability for estate tax under Chinese law will arise from non-Chinese nationals holding H shares.

Hong Kong

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as an H share. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 15.5% on individuals. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g., on the New York Stock Exchange.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of H shares. With effect from September 1, 2001, the duty is charged at the rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of H shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of H shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of the H shares under Hong Kong law. The issuance of the ADRs upon the deposit of H shares issued directly to the Depositary, as depositary of the ADSs, or for the account of the Depositary, will not be subject to any stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The H shares are Hong Kong property under Hong Kong law, and accordingly, these shares may be subject to estate duty on the death of the beneficial owner of these shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADS even if the ADRs evidencing such ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your H shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds H shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of H shares and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Chinese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JAGTRRA”), dividends of qualified foreign corporations are subject to tax at preferential rates and special rules will apply in determining the foreign tax credit limitation with respect to such dividends. We urge you to consult your tax advisors with respect to the provisions of JAGTRRA. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong Dollar payments made, determined at the Hong Kong/ U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You should consult with your own tax advisor concerning the application of the U.S. foreign tax credit rules to your particular situation.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

PFIC Rules. We believe that we should not be treated as a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your H shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business annuities), and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your H shares or ADSs; and

•	any excess distribution that we make to you. Generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the H shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the H shares or ADSs.

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the H shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own H shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to- market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your H shares or ADSs at the end of the taxable year over your adjusted basis in your H shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your H shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the H shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your H shares or ADSs will be taxed as ordinary income.

If you own H shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Our primary market risk exposures are fluctuations in exchange rates and interest rates.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. Although the Renminbi to United States dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our operations and financial results;—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2001 and 2002, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2002:

	Expected Maturity
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
US dollars	3,847	—	—	—	—	—	3,847	3,847
HK dollars	1,043	—	—	—	—	—	1,043	1,043
Time deposits
US dollars	190	—	—	—	—	—	190	190

Liabilities:
US dollar denominated loans
Fixed rate	459	232	141	79	32	254	1,197	1,258
Average rate	3.9%	4.4%	4.5%	4.8%	5.2%	5.0%
Variable rate	20	22	25	25	28	265	385	404
Average rate(1)	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%
Japanese yen denominated loans
Fixed rate	159	159	159	159	159	1,828	2,623	2,817
Average rate	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2002.

As of December 31, 2001:

	Expected Maturity
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
US dollars	82	—	—	—	—	—	82	82
HK dollars	26	—	—	—	—	—	26	26
Time deposits
US dollars	234	—	—	—	—	—	234	234

Liabilities:
US dollar denominated loans
Fixed rate	507	436	291	151	81	264	1,730	1,792
Average rate	3.6%	4.0%	4.0%	4.3%	4.6%	4.1%
Variable rate	15	28	24	25	28	287	407	408
Average rate(1)	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%
Japanese yen denominated loans
Fixed rate	122	144	139	139	139	1,861	2,544	2,920
Average rate	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2001.

Interest Rate Risk

The People’s Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2001 and 2002, our debt consisted of fixed and variable rate debt obligations with maturities from 2002 to 2022 and from 2003 to 2022, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2001 and 2002, respectively:

As of December 31, 2002:

	Expected Maturity
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB denominated loans
Fixed rate	1,535	669	500	4	—	—	2,708	2,730
Average rate	6.0%	5.6%	4.9%	6.2%	—	—
Variable rate	19,220	114	—	—	—	—	19,334	19,334
Average rate(1)	4.7%	6.0%	—	—	—	—
US dollar denominated loans
Fixed rate	459	232	141	79	32	254	1,197	1,258
Average rate	3.9%	4.4%	4.5%	4.8%	5.2%	5.0%
Variable rate	20	22	25	25	28	265	385	404
Average rate(1)	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%
Japanese yen denominated loans
Fixed rate	159	159	159	159	159	1,828	2,623	2,817
Average rate(1)	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2002.

As of December 31, 2001:

	Expected Maturity
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB denominated loans
Fixed rate	3,398	6	—	10	10	—	3,424	3,423
Average rate	5.5%	2.4%	—	2.4%	2.4%	—
Variable rate	18,406	2,181	852	—	5	—	21,444	21,444
Average rate(1)	5.5%	5.9%	5.5%	—	5.9%	—
US dollar denominated loans
Fixed rate	507	436	291	151	81	264	1,730	1,792
Average rate	3.6%	4.0%	4.0%	4.3%	4.6%	4.1%
Variable rate	15	28	24	25	28	287	407	408
Average rate(1)	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%
Japanese yen denominated loans
Fixed rate	122	144	139	139	139	1,861	2,544	2,920
Average rate(1)	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2001.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-100042), filed by us in connection with our initial public offering. The registration statement was declared effective by the SEC on November 6, 2002 and our H shares commenced trading on the Hong Kong Stock Exchange on November 15, 2002. China International Capital Corporation Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated acted as U.S. representatives for the U.S. underwriters and China International Capital Corporation Limited, Merrill Lynch International and Morgan Stanley & Co. International Limited acted as international representatives for the international underwriters.

The following table sets forth for China Telecom as the issuer and each selling shareholder information regarding our H shares registered and sold in our initial public offering, including the exercise of the over-allotment option:

	Amount Registered and Sold	Aggregate Price of the Amount Registered and Sold to Date (US$)
China Telecom	7,296,915,700	1,383,854,526.34

China Telecom Group	635,623,200	120,588,923.33

Guangdong Rising Assets Management Co., Ltd.	61,159,700	11,603,072.98

Jiangsu Guoxin Investment Group Co., Ltd.	10,425,800	1,977,958.01

Zhejiang Financial Development Company	23,285,600	4,417,688.71

Total	8,027,410,000	1,522,442,169.37

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled USD96,100,213.3, including USD42,539,632.8 for underwriting discounts and commissions, and approximately USD53,560,580.5 for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

The net proceeds from the initial public of our shares, after deduction of fees and expenses, amounted to RMB10,659 million. As of December 31, 2002, these proceeds have been deposited into interest-bearing accounts as short-term deposits and will be used for the expansion and upgrading of our telecommunications network infrastructure, the improvement of our business operation supporting systems and the development of telecommunications applications and technologies. The remaining amount will be used to fund potential acquisitions from China Telecom Group and strategic investments in the telecommunications industry in China that are consistent with our business strategies and for general corporate purposes. No application of our net offering proceeds represented direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

Item 15. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934) within 90 days prior to the filing of this annual report. They have concluded that, as of the date of evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries, particularly during the period in which this annual report was being prepared.

(b) Changes in Internal Controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

Item 16A. Audit Committee Financial Expert.

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Index

Exhibits	Description

1.	Form of U.S./International Underwriting Agreement.(1)

2.	Articles of Association (English translation).(2)

3.	Form of H Share Certificate.(1)

4.	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(3)

5.	Form of Hong Kong Underwriting Agreement.(1)

6.	Restructuring Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

7.	Non-Competition Agreement, dated September 10, 2002, given to the Registrant by China Telecommunications Corporation (together with English translation).(1)

8.	Interconnection Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

9.	Trademark License Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

10.	Centralized Services Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

11.	Optic Fiber Leasing Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

12.	Letter of Undertaking, dated September 10, 2002, from China Telecommunications Corporation to the Registrant (together with English translation).(1)

13.	List of subsidiaries of the Registrant.(1)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	In accordance with Regulation S-T Rules 306 and 311, the Articles of Association in Chinese has been submitted to the Securities and Exchange Commission in paper format on Form SE on June 20, 2003.
(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Zhou Deqiang
Name: Zhou Deqiang
Title: Chairman and Chief Executive Officer

Date: June 20, 2003

CEO CERTIFICATION

I, Zhou Deqiang, certify that:

1.	I have reviewed this annual report on Form 20-F of China Telecom Corporation Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

/s/ Zhou Deqiang
Zhou Deqiang
Chief Executive Officer

CFO CERTIFICATION

I, Wu Andi, certify that:

1.	I have reviewed this annual report on Form 20-F of China Telecom Corporation Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

d)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

e)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

/s/ Wu Andi
Wu Andi
Chief Financial Officer

Exhibit Index

Exhibits	Description

1.	Form of U.S./International Underwriting Agreement.(1)

2.	Articles of Association (English translation).(2)

3.	Form of H Share Certificate.(1)

4.	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(3)

5.	Form of Hong Kong Underwriting Agreement.(1)

6.	Restructuring Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

7.	Non-Competition Agreement, dated September 10, 2002, given to the Registrant by China Telecommunications Corporation (together with English translation).(1)

8.	Interconnection Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

9.	Trademark License Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

10.	Centralized Services Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

11.	Optic Fiber Leasing Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation).(1)

12.	Letter of Undertaking, dated September 10, 2002, from China Telecommunications Corporation to the Registrant (together with English translation).(1)

13.	List of subsidiaries of the Registrant.(1)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	In accordance with Regulation S-T Rules 306 and 311, the Articles of Association in Chinese has been submitted to the Securities and Exchange Commission in paper format on Form SE on June 20, 2003.
(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2001 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity as of December 31, 2001 and 2002, to the extent summarized in Note 32 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(a) to the consolidated financial statements.

KPMG

Hong Kong, China

April 24, 2003

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

(Amounts in millions)

		December 31,
	Note	2001	2002	2002
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3	3,882	16,423	1,983
Time deposits with maturity over three months		473	1,316	159
Accounts receivable, net	4	5,608	5,961	720
Inventories	5	1,413	1,066	129
Prepayments and other current assets	6	2,752	1,736	210

Total current assets		14,128	26,502	3,201
Non-current assets
Property, plant and equipment, net	7	138,623	149,165	18,015
Construction in progress	8	23,274	20,319	2,454
Lease prepayments		2,638	2,644	319
Interests in associates	9	417	429	52
Investments	10	446	270	33
Deferred tax assets	11	4,059	5,118	618
Other assets	16	5,749	6,405	773

Total non-current assets		175,206	184,350	22,264

Total assets		189,334	210,852	25,465

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	12	18,827	19,175	2,316
Current portion of long-term debt	12	3,621	2,219	268
Accounts payable	13	14,919	14,399	1,739
Accrued expenses and other payables	14	11,672	10,266	1,240
Income tax payable		212	3,842	464
Current portion of finance lease obligations	15	38	—	—
Current portion of deferred revenues	16	8,155	7,726	933

Total current liabilities		57,444	57,627	6,960
Non-current liabilities
Long-term debt	12	7,101	4,853	586
Finance lease obligations	15	11	—	—
Deferred revenues	16	26,353	21,612	2,610
Deferred tax liabilities	11	—	618	74

Total non-current liabilities		33,465	27,083	3,270

Total liabilities		90,909	84,710	10,230
Minority interests		940	1,134	137

Shareholders’ equity
Share capital	17	—	75,614	9,132
Reserves	18	97,485	49,394	5,966

Total shareholders’ equity		97,485	125,008	15,098

Total liabilities and shareholders’ equity		189,334	210,852	25,465

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$
Operating revenues	19	71,021	68,546	75,496	9,118

Operating expenses
Depreciation and amortization		(17,386)	(19,451)	(20,882)	(2,522)
Network operations and support		(19,004)	(20,269)	(20,131)	(2,431)
Selling, general and administrative		(9,743)	(9,401)	(10,468)	(1,264)
Other operating expenses	20	(1,264)	(1,327)	(2,637)	(319)

Total operating expenses	21	(47,397)	(50,448)	(54,118)	(6,536)

Operating income		23,624	18,098	21,378	2,582

Deficit on revaluation of property, plant and equipment	7	—	(11,930)	—	—

Net finance income/(costs)	22	298	293	(632)	(76)

Investment income		177	310	4	1

Equity in income of associates		45	22	35	4

Income before income tax and minority interests		24,144	6,793	20,785	2,511

Income tax	23	(4,857)	69	(3,855)	(466)

Income before minority interests		19,287	6,862	16,930	2,045

Minority interests		(68)	21	(66)	(8)

Net income		19,219	6,883	16,864	2,037

Basic earnings per share	25	0.28	0.10	0.24	0.03

Weighted average number of shares	25	68,317	68,317	69,242	69,242

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts in millions)

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2000		—	—	—	—	—	—	—	90,550	90,550
Net income		—	—	—	—	—	—	—	19,219	19,219
Contributions from China Telecom		—	—	—	—	—	—	—	3,746	3,746
Distributions to China Telecom		—	—	—	—	—	—	—	(11,896)	(11,896)

Balance as of December 31, 2000		—	—	—	—	—	—	—	101,619	101,619
Net income		—	—	—	—	—	—	—	6,883	6,883
Contributions from China Telecom		—	—	—	—	—	—	—	3,003	3,003
Distributions to China Telecom		—	—	—	—	—	—	—	(15,835)	(15,835)
Assets distributed to China Telecom in connection with the Restructuring	1	—	—	—	—	—	—	—	(11,285)	(11,285)
Revaluation surplus	7	—	—	—	4,154	—	—	—	—	4,154
Recognition of deferred tax assets	11	—	—	—	—	—	—	4,059	—	4,059
Elimination of net deferred tax liabilities	11	—	—	—	—	—	—	—	4,887	4,887

Balance as of December 31, 2001		—	—	—	4,154	—	—	4,059	89,272	97,485
Capitalization as share capital upon incorporation of the Company	17,18	68,317	20,955	—	—	—	—	—	(89,272)	—
Issue of shares, net of issuing expenses of RMB796	17	7,297	—	3,362	—	—	—	—	—	10,659
Net income		—	—	—	—	—	—	—	16,864	16,864
Appropriations	18	—	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realized		—	—	—	(10)	—	—	—	10	—
Deferred tax on amortization of land use rights realized		—	—	—	—	—	—	(75)	75	—

Balance as of December 31, 2002		75,614	20,955	3,362	4,144	8,121	1,624	3,984	7,204	125,008

Balance as of December 31, 2002 (in US$)		9,132	2,531	406	500	981	197	481	870	15,098

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts in millions)

			Years ended December 31,
	Note		2000	2001	2002	2002
			RMB	RMB	RMB	US$
Cash flows from operating activities	(a	)	38,255	32,761	37,102	4,481

Cash flows from investing activities
Capital expenditure			(30,618)	(34,610)	(28,169)	(3,402)
Purchase of investments			(838)	(290)	(50)	(6)
Lease prepayments			(274)	(437)	(74)	(9)
Proceeds from disposal of property, plant and equipment			144	72	41	5
Increase in time deposits with maturity over three months			(339)	(473)	(1,312)	(159)
Maturity of time deposits with maturity over three months			189	339	469	57

Net cash used in investing activities			(31,736)	(35,399)	(29,095)	(3,514)

Cash flows from financing activities
Proceeds from initial public offering, net of issuing expenses			—	—	10,659	1,287
Capital element of finance lease payments			(485)	(305)	(49)	(6)
Proceeds from bank debt			15,935	21,423	25,749	3,109
Repayments of bank debt			(15,060)	(16,979)	(29,278)	(3,536)
Cash contributions from/(distributions to) minority interests			16	—	(12)	(1)
Cash contributions from China Telecom			3,746	3,003	—	—
Cash distributions to China Telecom			(12,261)	(14,483)	(2,535)	(306)

Net cash (used in)/from financing activities			(8,109)	(7,341)	4,534	547

Net (decrease)/increase in cash and cash equivalents			(1,590)	(9,979)	12,541	1,514
Cash and cash equivalents at beginning of year			15,451	13,861	3,882	469

Cash and cash equivalents at end of year			13,861	3,882	16,423	1,983

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts in millions)

(a)	Reconciliation of income before income tax and minority interests to cash flows from operating activities

	Years ended December 31,
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Income before income tax and minority interests	24,144	6,793	20,785	2,511
Adjustments for:
Depreciation and amortization	17,386	19,451	20,882	2,522
Deficit on revaluation of property, plant and equipment	—	11,930	—	—
Provision for doubtful accounts	223	186	345	41
Investment income	(177)	(310)	(4)	(1)
Equity in income of associates	(45)	(22)	(35)	(4)
Interest income	(253)	(246)	(140)	(16)
Interest expense	1,342	1,415	1,321	160
Unrealized foreign exchange (gains)/losses	(358)	(325)	227	27
Loss on retirement and disposal of property, plant and equipment	2,787	1,720	410	49
(Increase)/decrease in accounts receivable	(543)	1,336	(698)	(84)
(Increase)/decrease in inventories	(322)	(99)	347	42
Decrease/(increase) in prepayments and other current assets	824	(550)	1,149	138
Increase in other non-current assets	(1,259)	(1,139)	(588)	(71)
Increase/(decrease) in accounts payable	817	1,231	(78)	(10)
Increase/(decrease) in accrued expenses and other payables	277	(373)	157	19
Decrease in deferred revenues	(1,583)	(3,691)	(5,170)	(624)

Cash generated from operations	43,260	37,307	38,910	4,699
Interest received	253	246	140	16
Interest paid	(1,357)	(1,408)	(1,315)	(159)
Investment income received	157	255	33	5
Income tax paid	(4,058)	(3,639)	(666)	(80)

Cash flows from operating activities	38,255	32,761	37,102	4,481

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except share data)

1.    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (“the Company”) and its subsidiaries (hereinafter, collectively referred to as “the Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province of the People’s Republic of China (“the PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organization

The Company was incorporated in the PRC on September 10, 2002 as part of the reorganization (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company, referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry.

Pursuant to the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date. As discussed below, certain assets historically associated with the Predecessor Operations were not transferred to the Company but were retained by China Telecom in connection with the Restructuring.

China Telecom was initially established in May 2000 to operate the PRC’s nationwide wireline telecommunications network as part of the restructuring of the PRC’s telecommunications industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including the Predecessor Operations. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

1.    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION—(Continued)

Basis of presentation

Since China Telecom controlled the Predecessor Operations transferred to the Company before the Restructuring and continues to control the Company after the Restructuring, the accompanying consolidated financial statements have been prepared as a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been recognized at historical amounts. For periods prior to the legal formation of the Company and its subsidiaries, the assets, liabilities, revenue and expenses of the entities comprising the Predecessor Operations were combined in preparing the financial statements.

The accompanying consolidated financial statements present the results of the Company and its subsidiaries as if the Group had been in existence throughout the years presented and as if the Predecessor Operations were transferred to the Company from China Telecom as of January 1, 2000. In addition, the consolidated financial statements for the years ended December 31, 2000 and 2001 include the results related to certain assets historically associated with the Predecessor Operations that were not transferred to the Company and were retained by China Telecom in connection with the Restructuring. The assets retained by China Telecom primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibers and properties and, as of December 31, 2001, consisted of the following:

RMB
Current assets, primarily prepayments	1,128
Property, plant and equipment, net	4,457
Construction in progress	686
Interests in associates and long-term investments	5,014

11,285

In preparing the consolidated financial statements, the assets and liabilities, revenues and expenses of the Predecessor Operations are reflected in the accompanying consolidated financial statements. In addition, for periods up to December 31, 2001, the accompanying consolidated financial statements have been prepared to include certain assets historically associated with the Predecessor Operations that were retained by China Telecom. As a result of the segregation and separate management of these assets by China Telecom beginning December 31, 2001, the assets retained by China Telecom have been reflected as a distribution to China Telecom in the consolidated statements of shareholders’ equity as of December 31, 2001.

Management believes that all historical costs of operations have been reflected in the consolidated financial statements for the years ended December 31, 2000 and 2001. Expenses that were specifically identified to the Predecessor Operations, including the costs of ancillary, social and supporting services provided to the Predecessor Operations by China Telecom and its affiliates, are reflected in the consolidated financial statements. Expenses associated with corporate services provided by China Telecom (consisting primarily of corporate headquarter administrative expenses) were allocated based on revenues to companies within China Telecom, including the Predecessor Operations. The amount of corporate administrative expenses allocated to the Group for the years ended December 31, 2000 and 2001 were RMB78 and RMB118, respectively. Management believes that the method of allocation of corporate administrative expenses presents a reasonable basis of estimating what the Group’s expenses would have been on a stand-alone basis for the years ended December 31, 2000 and 2001.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 7). Significant differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) and their effect on net income for the years ended December 31, 2000, 2001 and 2002 and on shareholders’ equity as of December 31, 2001 and 2002 are set forth in Note 32.

The preparation of the consolidated financial statements in accordance with IFRS and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounting policies described below have been consistently applied by the Group.

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002 for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB8.2800. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002, or at any other certain date.

(b)	Basis of consolidation

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to income before minority interests. All significant intercompany balances and transactions and any unrealized gains/losses arising from intercompany transactions are eliminated on consolidation.

An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

The consolidated statements of income include the Group’s share of the results of its associates for the period. In the consolidated balance sheets, interests in associates are stated at the Group’s attributable share of net assets.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

2.    SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(c)	Translation of foreign currencies

The functional and reporting currency of the Group is RMB. Foreign currency transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expense in the consolidated statements of income. For the periods presented, no exchange differences were capitalized.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Accounts receivable

Accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the Group’s wireline telecommunications network and goods for resale. Materials and supplies are valued at cost less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses (Note 2(k)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

Subsequent to the revaluation carried out as of December 31, 2001, which was based on depreciated replacement costs (Note 7), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to shareholders’ equity under the component of revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the consolidated statements of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

2.    SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(g)	Property, plant and equipment—(Continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. The carrying amount of the Group’s assets under finance leases as of December 31, 2001 was RMB48. None of the Group’s assets were held under finance leases as of December 31, 2002.

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the consolidated statements of income on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable life
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	4 to 10 years

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost and are amortized on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(k)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Investments

Investments in non-marketable equity securities are stated at cost less provision for impairment losses (Note 2(k)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

2.    SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(k)	Impairment

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. The amount of the reduction is recognized as an expense in the consolidated statements of income. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the periods presented, no impairment losses were recognized in the consolidated statements of income.

(l)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as call waiting, call diverting and caller number display. The Group records wireline service revenues over the periods they are earned as follows:

(i)	Revenues derived from local, DLD and ILD telephone usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortized over the same expected customer relationship period.

(iii)	Monthly telephone service fees are recognized in the month during which the telephone services are provided to customers.

(iv)	Revenues from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenues derived from value-added telecommunications services are recognized when the services are provided to customers.

Other related wireline telecommunications service revenues are recognized as follows:

(i)	Revenues from the provision of Internet and managed data services are recognized when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognized over the term of the lease.

(iv)	Sale of customer-end equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

2.    SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(m)	Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB862, RMB1,097 and RMB1,300 for the years ended December 31, 2000, 2001 and 2002, respectively.

(n)	Net financing costs

Net financing costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognized on a time proportion basis that takes into account the effective yield on the asset.

Interest costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction of an asset which necessarily take a substantial period of time to get ready for its intended use.

(o)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2000, 2001 and 2002, research and development expense were RMB220, RMB123 and RMB172, respectively.

(p)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognized as an expense in the consolidated statements of income. Further information is set out in Note 29.

(q)	Provisions

A provision is recognized in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(r)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statements of income. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(t)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

3.    CASH AND CASH EQUIVALENTS

	December 31,
	2001	2002
	RMB	RMB
Cash at bank and in hand	3,604	11,574
Time deposits with maturity within three months	278	4,849

	3,882	16,423

4.    ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, is analyzed as follows:

	December 31,
	2001	2002
	RMB	RMB
Accounts receivable	6,121	6,440
Less: Allowance for doubtful accounts	(513)	(479)

	5,608	5,961

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in the allowance for doubtful accounts for each of the years in the three-year period ended December 31, 2002:

	Years ended December 31,
	2000	2001	2002
	RMB	RMB	RMB
At beginning of year	555	661	513
Provision for doubtful accounts	223	186	345
Accounts receivable written off	(117)	(334)	(379)

At end of year	661	513	479

5.    INVENTORIES

Inventories represent:

	December 31,
	2001	2002
	RMB	RMB
Materials and supplies	1,166	911
Goods for resale	247	155

	1,413	1,066

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

6.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2001	2002
	RMB	RMB
Amounts due from China Telecom Group	970	342
Prepayments in connection with construction work and equipment purchases	383	376
Prepaid expenses and deposits	247	269
Other receivables	1,152	749

	2,752	1,736

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2001	22,944	164,450	9,919	197,313
Additions	1,187	5,763	877	7,827
Transferred from construction in progress	4,481	30,915	1,501	36,897
Disposals	(265)	(3,794)	(780)	(4,839)
Revaluation	641	(28,016)	(2,328)	(29,703)
Distributions to China Telecom in connection with the Restructuring	(2,865)	(2,057)	(1,130)	(6,052)

Balance at December 31, 2001	26,123	167,261	8,059	201,443

Accumulated depreciation:
Balance at January 1, 2001	(3,506)	(62,612)	(3,667)	(69,785)
Depreciation charge for the year	(918)	(17,116)	(1,417)	(19,451)
Written back on disposals	126	2,288	480	2,894
Revaluation	1,482	18,719	1,726	21,927
Distributions to China Telecom in connection with the Restructuring	480	742	373	1,595

Balance at December 31, 2001	(2,336)	(57,979)	(2,505)	(62,820)

Net book value at December 31, 2001	23,787	109,282	5,554	138,623

Cost/valuation:
Balance at January 1, 2002	26,123	167,261	8,059	201,443
Additions	438	1,133	356	1,927
Transferred from construction in progress	4,888	23,530	1,529	29,947
Disposals	(81)	(1,136)	(250)	(1,467)

Balance at December 31, 2002	31,368	190,788	9,694	231,850

Accumulated depreciation:
Balance at January 1, 2002	(2,336)	(57,979)	(2,505)	(62,820)
Depreciation charge for the year	(1,188)	(18,281)	(1,413)	(20,882)
Written back on disposals	25	796	196	1,017

Balance at December 31, 2002	(3,499)	(75,464)	(3,722)	(82,685)

Net book value at December 31, 2002	27,869	115,324	5,972	149,165

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

7.    PROPERTY, PLANT AND EQUIPMENT, NET—(Continued)

As required by the relevant PRC rules and regulations with respect to the Restructuring, the property, plant and equipment of the Group as of December 31, 2001 were revalued for each asset class by Beijing China Enterprise Appraisal Co., Ltd. (the “PRC valuers”), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB138,623. The tax base of such assets has been adjusted to the revalued amount (Note 11). The surplus on revaluation of certain property, plant and equipment totaling RMB4,154 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB11,930 was recognized as an expense for the year ended December 31, 2001. The reduction in the carrying amount was primarily the result of the-then market decline in the replacement cost of certain network switching equipment. The net deficit on the revaluation of the property, plant and equipment of RMB7,776 was reflected in the consolidated balance sheet of the Group as of December 31, 2001.

The Group’s properties were also revalued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong, as of December 31, 2001. The value arrived at by these valuers was approximately the same as that arrived at by the PRC valuers.

The historical carrying amounts of the Group’s property, plant and equipment as of December 31, 2001 and the revalued amounts of these assets were as follows:

	Historical carrying amount	Revaluation surplus	Revaluation deficit	Revalued amount

	RMB	RMB	RMB	RMB
Buildings and improvements	21,664	2,361	(238)	23,787
Telecommunications network plant and equipment	118,579	1,653	(10,950)	109,282
Furniture, fixture, motor vehicles and other equipment	6,156	140	(742)	5,554

	146,399	4,154	(11,930)	138,623

8.  CONSTRUCTION IN PROGRESS

	December 31,
	2001	2002
	RMB	RMB
Balance at beginning of year	28,656	23,274
Additions	32,201	26,992
Transferred to property, plant and equipment	(36,897)	(29,947)
Distributions to China Telecom in connection with the Restructuring	(686)	—

Balance at end of year	23,274	20,319

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

9.    INTERESTS IN ASSOCIATES

	December 31,
	2001	2002
	RMB	RMB
Share of net assets	417	429

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50.00%	Provision of telecommunications services
Shanghai Information Investment Incorporation	24.00%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

10.    INVESTMENTS

	December 31,
	2001	2002
	RMB	RMB
Unlisted equity investments	446	270

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for any impairment. The Group has no investments in marketable securities.

11.    DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2001	2002	2001	2002	2001	2002
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions, primarily for accounts receivable	—	99	—	—	—	99
Non-Current
Property, plant and equipment	—	—	—	(193)	—	(193)
Deferred revenues and installation costs	—	1,035	—	(425)	—	610
Land use rights	4,059	3,984	—	—	4,059	3,984

Deferred tax assets	4,059	5,118	—	(618)	4,059	4,500

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

11.    DEFERRED TAX ASSETS AND LIABILITIES—(Continued)

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2000, 2001 and 2002. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realize the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended December 31, 2000, 2001 and 2002 in respect of deferred tax assets arising from temporary differences.

Movements in temporary differences for the three years ended December 31, 2002 are as follows:

	Balance at January 1, 2000	Recognized in statement of income	Balance at December 31, 2000
	RMB	RMB	RMB
Current
Provisions, primarily for accounts receivable	199	109	308
Non-current
Property, plant and equipment	(8,398)	(796)	(9,194)
Deferred revenues and installation costs	483	128	611

Net deferred tax liabilities	(7,716)	(559)	(8,275)

		(Note 23)

	Note		Balance at January 1, 2001	Recognized in statement of income	Recognized in shareholders’ equity	Balance at December 31, 2001

			RMB	RMB	RMB	RMB
Current
Provisions, primarily for accounts receivable	(i	)	308	(88)	(220)	—
Non-current
Property, plant and equipment	(i	)	(9,194)	3,271	5,923	—
Deferred revenues and installation costs	(i	)	611	205	(816)	—
Land use rights	(ii	)	—	—	4,059	4,059

Net deferred tax (liabilities)/assets			(8,275)	3,388	8,946	4,059

				(Note 23)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

11.    DEFERRED TAX ASSETS AND LIABILITIES—(Continued)

	Balance at January 1, 2002	Recognized in statement of income	Balance at December 31, 2002

	RMB	RMB	RMB
Current
Provisions, primarily for accounts receivable	—	99	99
Non-current
Property, plant and equipment	—	(193)	(193)
Deferred revenues and installation costs	—	610	610
Land use rights	4,059	(75)	3,984

Net deferred tax assets	4,059	441	4,500

		(Note 23)

Note:

(i)	As described in Note 7, in connection with the Restructuring, the Group’s property, plant and equipment were revalued as of December 31, 2001. The tax base of these assets has been adjusted to conform to the respective revalued amount. In addition, in connection with the Restructuring, the tax bases of the Group’s assets and liabilities that gave rise to the temporary differences above have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to the items above were eliminated. The reduction in net deferred tax liabilities of RMB4,887 as of December 31, 2001 was reflected as a credit to shareholders’ equity.

(ii)	In connection with the Restructuring, the Group’s land use rights, which as of December 31, 2001 had a carrying amount of RMB2,638, were revalued as required by the relevant PRC rules and regulations. The revalued amount of the land use rights was determined at RMB14,939. The tax base of the land use rights has been adjusted to conform to such revalued amount. The land use rights were not revalued for financial reporting purposes and accordingly, a deferred tax asset of RMB4,059 was created with a corresponding increase in shareholders’ equity. Based upon the level of historical taxable income and projections of future taxable income, management believes that it is more likely than not the Group will realize the benefits of the deferred tax asset.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

12. SHORT-TERM AND LONG-TERM DEBT

The Group’s short-term debt comprises:
	December 31,
	2001	2002
	RMB	RMB
Bank loans	18,827	19,175

Weighted average interest rates of the Group’s short-term debt were 5.5% and 4.7% as of December 31, 2001 and 2002, respectively.

The Group’s long-term debt comprises:
		December 31,
	Interest rates and final maturity	2001	2002
		RMB	RMB
Bank loans
Renminbi denominated	Interest rates ranging from 4.5% to 8.0% per annum with maturities through 2006	6,005	2,867
US Dollars denominated	Interest rates ranging from 2.0% to 8.3% per annum with maturities through 2021	2,137	1,582
Japanese Yen denominated	Interest rates ranging from 2.5% to 3.5% per annum with maturities through 2022	2,544	2,623

		10,686	7,072
Other loans
Renminbi denominated	Interest rate at 2.4% per annum	36	—

Total long-term debt		10,722	7,072
Less: current portion		(3,621)	(2,219)

Non-current portion		7,101	4,853

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

12.    SHORT-TERM AND LONG-TERM DEBT—(Continued)

As of December 31, 2002, no bank loans were secured. As of December 31, 2001, bank loans of RMB14 were secured by certain of the Group’s property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB4 as of December 31, 2001.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2002 are as follows:

RMB
2003	2,219
2004	1,196
2005	825
2006	268
2007	219
Thereafter	2,345

7,072

The Group’s short-term and long-term debts do not contain any financial covenants. As of December 31, 2002, the Group had available credit facilities of RMB2,634 which it can draw upon.

13.    ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2001	2002
	RMB	RMB
Third parties	12,498	11,505
China Telecom Group	2,421	2,894

	14,919	14,399

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

14.    ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2001	2002
	RMB	RMB
Distributions payable to China Telecom	2,535	—
Amounts due to China Telecom Group	1,673	1,790
Accrued expenses	6,883	7,884
Customer deposits and receipts in advance	581	592

	11,672	10,266

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

15.    FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analyzed as follows:

	December 31,
	2001	2002
	RMB	RMB
Within 1 year	40	—
Between 1 to 2 years	7	—
Between 2 to 3 years	4	—
Less: finance charges related to future periods	(2)	—

Present value of minimum lease payments	49	—
Less: current portion	(38)	—

Non-current portion	11	—

16.    DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2001	2002
	RMB	RMB
Balance at beginning of year	38,199	34,508
Additions for the year
— connection fees	1,168	—
— installation fees	2,019	1,987
— calling cards	5,580	5,235

	8,767	7,222

Reduction for the year
— amortization of connection fees	(6,290)	(6,018)
— amortization of installation fees	(780)	(995)
— usage of calling cards	(5,388)	(5,379)

Balance at end of year	34,508	29,338

Representing:
— Current portion	8,155	7,726
— Non-current portion	26,353	21,612

	34,508	29,338

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2001 and 2002, the unamortized portion of these costs were RMB5,126 and RMB5,687, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

17.    SHARE CAPITAL

	December 31,
	2001	2002
	RMB	RMB
Registered, issued and fully paid
67,586,776,503 ordinary domestic shares of RMB 1.00 each	—	67,587
8,027,410,000 overseas listed H shares of RMB 1.00 each	—	8,027

	—	75,614

The Company was incorporated on September 10, 2002 with a registered capital of 68,317,270,803 ordinary domestic shares with a par value of RMB1.00 each. Such shares were issued to China Telecom in consideration for the assets and liabilities related to the Predecessor Operations transferred to the Company (Note 1). As part of a reform plan approved by the State Council on the administration of rural telecommunications services, China Telecom transferred a portion of its shareholdings in the Company to certain state-owned enterprises (“Other Domestic Shareholders”) owned and controlled by the provincial governments in each of Guangdong Province, Jiangsu Province and Zhejiang Province.

Pursuant to the resolutions passed at an extraordinary general meeting held on November 4, 2002 and approvals from relevant government authorities, the Company was authorized to increase its share capital to a maximum of 76,216 million shares with a par value of RMB1.00 each and offer not more than 7,899 million shares to investors outside the PRC. China Telecom and the Other Domestic Shareholders were authorized to offer not more than 791 million shares in aggregate of their shareholdings in the Company to investors outside the PRC. The shares sold by China Telecom and the Other Domestic Shareholders to investors outside the PRC would be converted into H shares.

In November 2002, the Company issued 6,868,767,600 H shares with a par value of RMB1.00 each, representing 377,820,000  H shares and 64,909,476 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$1.47 per H share and US$18.98 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 687,632,400 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to Hong Kong and overseas investors.

In December 2002, the Company issued 428,148,100 H shares with a par value of RMB1.00 each, representing 4,281,481 ADSs at US$18.98 per ADS to overseas investors upon exercise of an over-allotment option granted to the underwriters in connection with the global initial public offering. In addition, 42,861,900 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to overseas investors.

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

18.    RESERVES

	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2001	—	—	—	—	—	—	101,619	101,619
Net income	—	—	—	—	—	—	6,883	6,883
Contributions from China Telecom	—	—	—	—	—	—	3,003	3,003
Distributions to China Telecom	—	—	—	—	—	—	(15,835)	(15,835)
Assets distributed to China Telecom in connection with the Restructuring (Note 1)	—	—	—	—	—	—	(11,285)	(11,285)
Revaluation surplus (Note 7)	—	—	4,154	—	—	—	—	4,154
Recognition of deferred tax assets (Note 11)	—	—	—	—	—	4,059	—	4,059
Elimination of net deferred tax liabilities (Note 11)	—	—	—	—	—	—	4,887	4,887

Balance as of December 31, 2001	—	—	4,154	—	—	4,059	89,272	97,485
Capitalization as share capital upon incorporation of the Company (Note (i))	20,955	—	—	—	—	—	(89,272)	(68,317)
Issue of shares, net of issuing expenses of RMB796	—	3,362	—	—	—	—	—	3,362
Net income	—	—	—	—	—	—	16,864	16,864
Appropriations (Notes (ii) and (iii))	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realized	—	—	(10)	—	—	—	10	—
Deferred tax on amortization of land use rights realized	—	—	—	—	—	(75)	75	—

Balance as of December 31, 2002	20,955	3,362	4,144	8,121	1,624	3,984	7,204	49,394

Note:

(i)	The amount of RMB68,317 represents the par value of shares issued to China Telecom upon incorporation of the Company.

(ii)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2002, the Company transferred RMB1,624, being 10% of the year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, the transfer of RMB6,497, being 40% of the year’s net income determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

The surplus reserves are non-distributable other than liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iii)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to the statutory common welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the year ended December 31, 2002, the Directors authorized, subject to shareholders’ approval, the transfer of RMB1,624, being 10% of the year’s net income determined in accordance with the PRC accounting rules and regulations, to this fund.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

18.    RESERVES—(Continued)

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2002, the amount of retained earnings available for distribution was RMB6,497, being the amount determined in accordance with the PRC accounting rules and regulations. Final dividend of RMB672 in respect of the financial year 2002 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 24).

19.    OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services, net of PRC business tax and government levies, where applicable, in all periods presented. The components of the Group’s operating revenues are as follows:

		Years ended December 31,
	Note	2000	2001	2002
		RMB	RMB	RMB
Upfront connection fees	(i)	6,322	6,290	6,018
Upfront installation fees	(ii)	583	780	995
Monthly fees	(iii)	7,763	10,186	12,460
Local usage fees	(iv)	20,503	21,004	22,392
DLD	(iv)	17,190	14,676	14,365
ILD	(iv)	5,177	3,392	3,285
Internet	(v)	1,144	2,150	3,775
Managed data	(vi)	1,750	1,477	1,789
Interconnections	(vii)	4,869	3,814	4,363
Leased line	(viii)	4,268	2,862	3,095
Others	(ix)	1,452	1,915	2,959

		71,021	68,546	75,496

Note:

(i)	Represent the amortized amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortized amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

19.    OPERATING REVENUES—(Continued)

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment.

20.    OTHER OPERATING EXPENSES

Other operating expenses consist of:

			Years ended December 31,
	Note		2000	2001	2002
			RMB	RMB	RMB
Interconnection charges	(i	)	1,172	1,290	2,608
Donations			27	26	23
Others			65	11	6

			1,264	1,327	2,637

Note:

(i)	Interconnection charges represent amounts incurred for the use of other telecommunications operators’ networks for facilitating the completion of calls that originate from the Group’s wireline telecommunications networks.

21.    TOTAL OPERATING EXPENSES

Total operating expenses for the years ended December 31, 2000, 2001 and 2002 include personnel expenses of RMB7,794, RMB6,207 and RMB8,915, respectively.

22.    NET FINANCE (INCOME)/COSTS

Net finance (income)/costs comprise:

	Years ended December 31,
	2000	2001	2002
	RMB	RMB	RMB
Interest expense incurred	1,342	1,415	1,321
Less: Interest expense capitalized*	(1,067)	(1,032)	(770)

Net interest expense	275	383	551
Interest income	(253)	(246)	(140)
Foreign exchange losses	16	3	228
Foreign exchange gains	(336)	(433)	(7)

	(298)	(293)	632

*Interest expense was capitalized in construction in progress at the following rates per annum	5.0% to 7.1%	5.1% to 5.8%	4.4% to 5.6%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

23.    INCOME TAX

Income tax in the consolidated statements of income comprises:

	Years ended December 31,
	2000	2001	2002
	RMB	RMB	RMB
Provision for PRC income tax	4,298	3,319	4,296
Deferred taxation (Note 11)	559	(3,388)	(441)

	4,857	(69)	3,855

A reconciliation of the expected tax with the actual tax expense/(benefit) is as follows:

			Years ended December 31,
	Note		2000	2001	2002
			RMB	RMB	RMB
Income before income tax and minority interests			24,144	6,793	20,785

Expected PRC income tax expense at statutory tax rate of 33%	(i	)	7,968	2,242	6,859
Differential tax rate on subsidiaries’ income	(i	)	(587)	(506)	(708)
Non-deductible expenses			1,021	436	542
Non-taxable income	(ii	)	(3,545)	(2,241)	(2,838)

Income tax			4,857	(69)	3,855

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii)	Amounts primarily represent connection fees and certain usage fees on phone calls received from customers which are not subject to income tax.

24.    DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on April 24, 2003, a final dividend of RMB0.00888 per share totaling RMB672 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2002.

25.    BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2000, 2001 and 2002 is based on the net income of RMB19,219, RMB6,883 and RMB16,864 and the weighted average number of shares in issue during the year of 68,317,270,803, 68,317,270,803 and 69,241,674,942 , respectively, as if the 68,317,270,803 shares issued and outstanding upon the incorporation of the Company on September 10, 2002 had been outstanding for all periods presented. The weighted average number of shares for the year ended December 31, 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company’s global initial public offering (Note 17).

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

26.    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises through non-cancelable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2002, future minimum lease payments under non-cancelable operating leases having initial or remaining lease terms of more than one year, which include the new lease agreements with China Telecom Group (Note 28), were as follows:

RMB
2003	457
2004	355
2005	114
2006	75
2007	70
Thereafter	367

Total minimum lease payments	1,438

Total rental expense in respect of operating leases charged to the consolidated statements of income for the years ended December 31, 2000, 2001 and 2002 were RMB312, RMB523 and RMB807, respectively.

Capital commitments

As of December 31, 2002, the Group had capital commitments as follows:

RMB
Authorized and contracted for
Properties	800
Telecommunications network plant and equipment	3,439

4,239

Authorized but not contracted for
Properties	1,359
Telecommunications network plant and equipment	3,640

4,999

Contingent liabilities

(a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business transferred to the Company in the Restructuring, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring.

(b) As of December 31, 2002, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

RMB
China Telecom Group and the Group’s investees	6

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses can be estimated. As of December 31, 2002, it was not probable that the Group would be required to make payments under these guarantees. Thus no liability was accrued for a loss related to the Group’s obligations under these guarantee arrangements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

26.    COMMITMENTS AND CONTINGENCIES—(Continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

27.    CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. The majority of the Group’s accounts receivable relate to provision of telecommunications services to residential and corporate customers operating in various industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. Except for China Mobile Communications Corporation which contributed 11%, 8% and 5% of the Group’s operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively, no single customer contributed more than 10% of revenues for the periods presented.

The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group invests its cash with several large state-owned financial institutions in the PRC and international financial institutions.

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the Ministry of Information Industry over certain aspects of the Group’s operations and competition in the telecommunications industry. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the telecommunications industry may have a negative impact on the Group’s operating results and financial condition.

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

27.    CONCENTRATION OF RISKS—(Continued)

Interest rate risk

The interest rates and terms of repayment of the Group’s debts are disclosed in Note 12.

28.    RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group conducts business with enterprises directly or indirectly owned or controlled by the PRC government (“state-owned enterprises”). Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organizations. The Group considers that the provision of wireline telecommunications services to the PRC government authorities and affiliates and other state-owned enterprises are activities in the ordinary course of business in the PRC and has not disclosed such services as related party transactions.

The Group is part of a larger group of companies under China Telecom and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Under IFRS, state-owned enterprises, other than China Telecom and its affiliates, are not disclosed as related parties. Related parties refer to enterprises over which China Telecom is able to exercise control or significant influence.

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

			Years ended December 31,
	Note		2000	2001	2002
			RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i	)	2,827	2,331	78
Construction, engineering and information technology services	(ii	)	2,105	2,884	3,394
Provision of community services	(iii	)	684	742	1,291
Provision of ancillary services	(iv	)	544	613	1,219
Operating lease expenses	(v	)	116	94	368
Centralized service expenses	(vi	)	—	—	483
Interconnection revenues	(vii	)	—	—	302
Interconnection charges	(vii	)	—	—	687

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibers.

(vi)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

28.    RELATED PARTY TRANSACTIONS—(Continued)

(vii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordances with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

In connection with the Restructuring, the Group and China Telecom Group entered into a number of agreements effective on January 1, 2002 with an initial term expiring on December 31, 2004. The terms of the principal agreements are summarized as follows:

(1)	The Company has entered into an agreement with China Telecom pursuant to which expenses associated with common corporate services and international telecommunications facilities will be allocated between the Group and China Telecom based on revenues or volume of traffic as appropriate.

(2)	The Company has entered into an agreement with China Telecom for interconnection of domestic long distance telephone calls. Pursuant to the interconnection agreement, the telephony operator terminating a telephone call made to its local network shall be entitled to receive a fee prescribed by the Ministry of Information Industry from the operator from which the telephone call is originated.

(3)	The Company has entered into an optic fiber leasing agreement with China Telecom pursuant to which the Company will lease the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province from China Telecom. The lease payment will be based on the depreciation charge of the optic fibers.

(4)	The Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with construction, design, equipment installation, testing and engineering project management services. In addition, the Group has entered into information technology service agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with certain information technology services including office automation and software modification. The amounts to be charged for these services will be determined by reference to market rates as reflected in prices obtained through a tender.

(5)	The Group has entered into property leasing agreements with China Telecom Group pursuant to which the Group will lease certain business premises and storage facilities from China Telecom Group. The rental charges will be based on market rates, with reference to amounts stipulated by local price bureaus.

(6)	The Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with the procurement of equipment and materials. The amount to be charged for this service will be based on a percentage not exceeding 1.8% of the contract value of the equipment and materials purchased.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

28.    RELATED PARTY TRANSACTIONS—(Continued)

(7)	The Group has entered into community services agreements for cultural, educational, hygiene and other community services with China Telecom Group. In addition, the Group has entered into ancillary services agreements with China Telecom Group. The ancillary services to be provided by China Telecom Group will include repairs and maintenance of telecommunications equipment and facilities and certain customer services. Pursuant to these agreements, China Telecom Group will charge the Group for these services in accordance with the following terms:

•	government prescribed price;

•	where there is no government prescribed price but where there is a government guided price, the government guided price will apply;

•	where there is neither a government prescribed price nor a government guided price, the market price will apply;

•	where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

Pursuant to the Restructuring, China Telecom has agreed to hold and maintain, for the Group’s benefit, all licenses received from the Ministry of Information Industry in connection with the Predecessor Operations transferred to the Group. The licenses maintained by China Telecom were granted by the Ministry of Information Industry at zero or nominal cost. To the extent that China Telecom incurs a cost to maintain or obtain licenses in the future, the Company will reimburse China Telecom for the expenses it incurs.

29.    EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2000, 2001 and 2002 were RMB648, RMB849 and RMB999, respectively.

30.    PRINCIPAL SUBSIDIARIES

Details of the Company’s principal subsidiaries as of December 31, 2002 which principally affected the results of operations and the financial position of the Group are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered Capital (RMB)	Direct attributable equity interest	Principal activities
Guangdong Telecom Company Limited	Limited company	October 10, 2002	47,513	100%	Provision of telecommunications services

Zhejiang Telecom Company Limited	Limited company	October 10, 2002	22,400	100%	Provision of telecommunications services

Jiangsu Telecom Company Limited	Limited company	October 19, 2002	19,208	100%	Provision of telecommunications services

Shanghai Telecom Company Limited	Limited company	October 11, 2002	15,984	100%	Provision of telecommunications services

The above subsidiaries are incorporated in the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

31.    FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarizes the major methods and assumptions used in estimating the fair values of the Group’s financial instruments.

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As of December 31, 2001 and 2002, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2001		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	10,722	11,160	7,072	7,368

The Group’s long term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

32.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

The Group’s accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net income and shareholders’ equity are set out below.

(a)	Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Group were revalued as of December 31, 2001 (Note 7). The net revaluation deficit has been reflected in the consolidated financial statements as of December 31, 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income recorded under IFRS as a result of the Restructuring are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(b)	Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical carrying amount and included in current earnings.

(c)	Related party transactions

Under IFRS, transactions with state-controlled enterprises other than China Telecom and its affiliates are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. Therefore, related party transactions as disclosed in Note 28 only refer to transactions with China Telecom Group.

Under US GAAP, there are no similar exemptions. The Group’s principal transactions with state-controlled telecommunications operators in the PRC were as follows:

	Years ended December 31,
	2000	2001	2002
	RMB	RMB	RMB
Interconnection revenues	4,869	3,814	2,409
Interconnection charges	1,172	1,290	448
Leased line revenues	3,961	2,839	2,727

The amounts set out above represent the historical costs incurred by the related parties in carrying out such transactions.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

32.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP—(Continued)

(d)	Recently issued accounting standards

SFAS No. 143

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on January 1, 2003. The Group believes that adoption of SFAS No. 143 will not have a material impact on its consolidated financial statements.

SFAS No. 145

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Group does not expect the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

SFAS No. 146

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and does not meet the requirement for recognizing a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No. 146 on January 1, 2003. The provisions of SFAS No. 146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effect that adoption of SFAS No. 146 will have on the Group’s consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All amounts in millions, except share data)

32.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP—(Continued)

FIN No. 45

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Group does not expect the application of this Interpretation will have a material effect on its consolidated financial statements.

FIN No. 46

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

Reconciliation of net income and shareholders’ equity under IFRS to US GAAP

The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Years ended December 31,
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Net income under IFRS	19,219	6,883	16,864	2,037
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment, net of minority interests	—	11,838	—	—
Depreciation on revalued property, plant and equipment	—	—	(1,542)	(186)
Disposal of revalued property, plant and equipment	—	—	(55)	(7)
Deferred tax effect of US GAAP adjustments	—	(3,936)	527	64

Net income under US GAAP	19,219	14,785	15,794	1,908

Basic earnings per share under US GAAP	0.28	0.22	0.23	0.03

Basic earnings per ADS* under US GAAP	28.13	21.64	22.81	2.76

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as of December 31, 2001 and 2002 is as follows:

	December 31,
	2001	2002	2002
	RMB	RMB	US$
Shareholders’ equity under IFRS	97,485	125,008	15,098
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	7,684	6,087	735
Deferred tax effect of US GAAP adjustment	(2,566)	(2,039)	(246)

Shareholders’ equity under US GAAP	102,603	129,056	15,587