Form 20-F
period 2003-12-31
CHINA TELECOM CORP LTD
filed 2004-03-31
CIK 1191255

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

     Commission file number 1-31517

(Exact Name of Registrant as Specified in Its Charter)

China Telecom Corporation Limited
(Translation of Registrant’s Name into English)

The People’s Republic of China
(Jurisdiction of Incorporation or Organization)

31 Jinrong Street, Xicheng District
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

As of December 31, 2003, 67,586,776,503 domestic shares and 8,027,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  √  No ____

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ____ Item 18   √

CHINA TELECOM CORPORATION LIMITED

   i

Back to Contents

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

     These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – D. Risk Factors” and the following:

•	any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone services to rural areas in China; and

•	numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	the development of new technologies and applications or services affecting our current and future businesses;

Back to Contents

•	changes in political, economic, legal and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment in the telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and gross domestic product, or GDP, growth and the impact of those changes on the demand for our services.

Certain Definitions and Conventions

As used in this annual report, references to “us”, “we”, the “Company” and “China Telecom” are to China Telecom Corporation Limited and all of its consolidated subsidiaries except where we make clear that the term means China Telecom Corporation Limited or a particular subsidiary or business group only. References to matters relating to our H shares or ADSs or matters of corporate governance are to the H shares, ADSs and corporate governance of China Telecom Corporation Limited. In respect of any time prior to our incorporation, references to “us”, “we” and “China Telecom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries.

On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisition of the acquired companies has been treated as a “combination of entities under common control”, which was accounted for in a manner similar to a pooling-of-interests. As presented in this annual report, all data and information relating to our business and operations include the data and information relating to the business and operations of the acquired companies.

Back to Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2002 and 2003, and the selected income statement data and cash flow data for each of the years ended December 31, 2001, 2002 and 2003, are derived from our audited financial statements included elsewhere in this annual report, and should be read in conjunction with our audited financial statements and operating and financial review and prospects included elsewhere in this annual report. The selected balance sheet data as of December 31, 1999, 2000 and 2001 and the selected income statement and cash flow data for each of the years ended December 31, 1999 and 2000 are derived from our audited financial statements, which are not included in this annual report. Our audited financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States, or US GAAP. Information relating to the nature and effect of significant differences between IFRS and US GAAP, as they relate to us, is presented in Note 33 to the audited financial statements included elsewhere in this annual report.

The selected financial data reflect the restructuring in 2001 and the acquisition in 2003 described under “Item 4. Information on the Company — A. History and Development of the Company — Our Restructuring and Initial Public Offering” and “ — The Acquisition in 2003”, respectively, and have been prepared as if our current structure had been in existence throughout the relevant periods.

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

On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisition of the acquired companies has been treated as a “combination of entities under common control”, which was accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisition are presented based on those restated amounts.

Back to Contents

In connection with our restructuring in 2001, China Telecom Group retained the ownership of certain assets that were historically associated with our operations and primarily consisted of investments in non-telecommunications industries, inter-provincial optic fibers, international gateway and international transmission equipment, telecommunications equipment for special communications services, and certain office equipment, properties and buildings. In connection with our acquisition in 2003, China Telecom Group retained the ownership of certain assets that were historically associated with our operations and primarily consisted of investments in non-telecommunications industries and certain properties and buildings. Except for the income statement data for the year ended December 31, 2003, the income statement data for the other periods presented below include the results of the assets retained by China Telecom Group. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2002. Except for the balance sheet data as of December 31, 2002 and 2003, the balance sheet data as of other dates presented below include data related to the assets retained by China Telecom Group. These assets are not reflected in our balance sheet as of and after December 31, 2002.

	As of or for the year ended December 31,

	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
IFRS
Operating revenue	92,107	101,433	100,497	109,564	118,451	14,311
Operating expenses	(60,046)	(72,170)	(77,881)	(83,567)	(86,003)	(10,391)
Operating income	32,061	29,263	22,616	25,997	32,448	3,920
Income before income tax and minority interests(2)	31,167	29,015	10,133	9,263	30,675	3,706
Income tax	(6,409)	(5,596)	(161)	582	(5,933)	(717)
Net income	24,657	23,344	9,986	9,773	24,686	2,983
Basic earnings per share(1)	0.36	0.34	0.15	0.14	0.33	0.04
Basic earnings per ADS(1)	36.09	34.17	14.62	14.11	32.65	3.95
U.S. GAAP
Net income	24,657	23,344	17,888	18,545	22,006	2,659
Basic earnings per share(1)	0.36	0.34	0.26	0.27	0.29	0.04
Basic earnings per ADS(1)	36.09	34.17	26.18	26.78	29.10	3.52
Balance Sheet Data:
IFRS
Cash and cash equivalents	22,055	18,358	7,697	18,685	10,119	1,222
Accounts receivable, net	10,673	10,890	8,536	9,058	10,187	1,231
Property, plant and equipment, net(2)	180,807	202,659	221,333	220,761	235,211	28,418
Total assets(2)	276,544	301,250	299,088	303,611	305,605	36,923
Short-term debt(3)	19,600	23,454	33,914	40,336	40,097	4,845
Accounts payable	16,424	22,218	24,071	21,728	20,129	2,432
Long-term obligations	25,366	22,814	22,160	17,676	49,684	6,003
Deferred revenues (excluding current portion)	46,771	43,879	38,465	31,735	25,389	3,068
Total liabilities	156,494	166,101	162,944	149,577	173,064	20,910
Shareholders’ equity(2)	119,128	134,158	135,156	152,848	131,272	15,860
U.S. GAAP
Property, plant and equipment, net	180,807	202,659	229,109	240,870	251,320	30,365
Total assets	276,544	301,250	306,864	323,720	321,714	38,870
Shareholders’ equity	119,128	134,158	140,274	166,229	141,973	17,153
Cash Flow Data:
IFRS
Cash flows from operating activities	50,483	49,641	46,648	52,158	46,884	5,665
Net cash used in investing activities(4)	(41,505)	(49,832)	(55,844)	(47,060)	(40,781)	(4,927)
Capital expenditures(4)	(41,999)	(48,507)	(54,625)	(45,807)	(41,825)	(5,053)
Net cash (used in) / from financing activities	(4,298)	(3,506)	(1,465)	5,890	(14,669)	(1,773)

Back to Contents

(1)	The basic earnings per share has been calculated based on the net income of RMB24,657 million, RMB23,344 million, RMB9,986 million, RMB9,773 million and RMB24,686 million, respectively, for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and the weighted average number of shares in issue during the relevant year of 68,317,270,803, 68,317,270,803, 68,317,270,803, 69,241,674,942 and 75,614,186,503 shares, respectively, as if the 68,317,270,803 shares issued and outstanding upon our formation on September 10, 2002 had been outstanding for all periods presented. Basic earnings per ADS has been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.

(2)	Includes the effect of the revaluation of property, plant and equipment as of December 31, 2001 in connection with our restructuring and as of December 31, 2002 in connection with our acquisition. See Note 7 to our audited financial statements.

(3)	Excludes current portion of long-term debt.

(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

We declared dividends for the year ended December 31, 2002 on the basis of HK$0.065 per share, pro-rated based on the number of days that our shares had been listed during 2002. Holders of our ADRs received a dividend of USD0.008 per share in 2002, pro-rated based on the number of days that our shares had been listed during 2002, based on the exchange rate of HK$7.8010=US$1.00.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB8.2767 = US$1.00 and HK$7.7640 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2771 = US$1.00 and HK$7.7963 = US$1.00, respectively, on March 30, 2004. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00

	High	Low		High	Low

September 2003	8.2775	8.2768	September 2003	7.7999	7.7444
October 2003	8.2776	8.2765	October 2003	7.7684	7.7085
November 2003	8.2772	8.2766	November 2003	7.7692	7.7475
December 2003	8.2772	8.2765	December 2003	7.7670	7.7628
January 2004	8.2772	8.2767	January 2004	7.7775	7.7632
February 2004	8.2773	8.2769	February 2004	7.7845	7.7686
March 2004 (as of March 30)	8.2774	8.2767	March 2004 (as of March 30)	7.7980	7.7842

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002 and 2003, calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$ 1.00	HK$ per US$1.00

1999	8.2785	7.7599
2000	8.2784	7.7936
2001	8.2772	7.7996
2002	8.2772	7.7996
2003	8.2771	7.7864

B. Capitalization and Indebtedness

Not applicable.

Back to Contents

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We face increasing competition, which may adversely affect our business growth and results of operations.

The telecommunications industry in China is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions, which included Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province. As a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the Chinese government started to implement a number of measures to restructure the telecommunications industry and encourage fair and orderly competition in the industry in the mid-1990s. We face increasing competition from other telecommunications service providers in China. We expect our competitors to expand further their network coverage and increase their sales and marketing efforts in our service regions. See “Item 4. Information on the Company — B. Business Overview — Competition.” In particular:

•	we face indirect competition in our local wireline telephone services from China’s two mobile telephone service providers, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, and have begun to face direct competition from China Railway Communication Co., Ltd., or China Railcom, and China Network Communications Group Corporation, or China Netcom Group;

•	we face increasingly intense competition in our long distance telephone services from other providers of long distance services using public switched telephone networks, including China Unicom, China Railcom and China Netcom Group, and other providers of long distance services using the voice-over-Internet-protocol, or VoIP, technology, including China Mobile, China Unicom, China Netcom Group and China Railcom;

•	we face increasing competition in our Internet and managed data services from many competitors, including, primarily, China Unicom, China Netcom Group, China Mobile and China Railcom; and

•	we may face additional competition from new entrants or providers of new telecommunications services, such as telephone and Internet services offered over cable TV networks.

Moreover, as a result of China’s accession to the World Trade Organization, or the WTO, and China’s commitment under its WTO Accession Protocol, the Chinese government will gradually open up the telecommunications market in China to foreign operators. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Licensing.” Foreign operators may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing. Furthermore, advances in technology, as well as changes in the regulatory environment, may further intensify competition.

Back to Contents

Our ability to compete effectively may be constrained by a number of factors. For example, under the Chinese government’s policy of promoting fair and orderly competition in the telecommunications industry, certain competitors of ours, such as China Unicom and China Railcom, continue to enjoy certain preferential treatment from the Chinese government in tariff setting. They may set their respective tariffs for long distance services using public switched telephone networks and leased line services at levels below the tariffs of our company with the annual approval of the regulatory authorities. This preferential treatment is not available to us. As a result, our competitors who enjoy this preferential treatment may be able to provide their services at prices that are more competitive than ours. In addition, we are not yet permitted to provide mobile communications services. We, through China Telecom Group, are, however, actively seeking the issuance of a license for mobile communications in the PRC. We can provide no assurances, however, as to whether or when we may be able to receive any benefit of any license for mobile communications in China.

As a result, our customers may choose to use other providers’ services. Increased competition from those providers may force us to lower our tariffs to the extent permitted under relevant laws and regulations, may reduce or reverse the growth of our customer base and may reduce usage of our networks. Any of these developments could materially adversely affect our business growth and results of operations.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group currently owns approximately 77.78% of our outstanding shares. Accordingly, subject to our articles of association and applicable laws and regulations, China Telecom Group will continue to be able to exercise significant influence over our management and policies by:

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

Back to Contents

China Telecom Group has provided us a letter of undertakings, under which it has undertaken to support us in our existing operations and future development in the following specific areas:

•	to treat us equally with any other operators of wireline telephone, Internet and managed data, leased line and other related telecommunications services that are controlled by China Telecom Group;

•	to give us the right to provide additional telecommunications services in our service regions that fall within the business scope of China Telecom Group; and

•	to give us the preferential right to acquire China Telecom Group’s interest in companies or other entities that provide telecommunications services.

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

The interests of China Telecom Group and its other subsidiaries as providers of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services. Therefore, we have limited leverage in negotiating with China Telecom Group and its other subsidiaries over the terms for the provision of these services. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of the services provided by China Telecom Group and its other subsidiaries.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business and results of operations.

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. We have entered into interconnection arrangements with other telecommunications operators. Any disruption of our interconnection with the networks of those operators could have a material adverse effect on our business and results of operations. In particular, as a result of the restructuring of China’s wireline telecommunications sector, most wireline telecommunications assets except for the nationwide inter-provincial optic fibers, including the last-mile access network, formerly owned by China Telecom Group in ten northern provinces in China were allocated to China Netcom Group. As we and China Telecom Group have limited local access facilities in those ten provinces, we will need to interconnect, indirectly through China Telecom Group, with China Netcom Group in order to provide end-to-end services to our customers with operations in the ten northern provinces. Any interruption in our interconnection with China Netcom Group could have a material adverse effect on our business and results of operations.

Back to Contents

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

We face a number of risks relating to our Internet-related businesses.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. There is no assurance that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, cause us to incur costs and divert management attention.

In addition, because we provide connections to the Internet and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and we may face litigation claims due to a perceived association with this content. These types of claims have been brought against other providers of online services in the past and can be costly to defend regardless of the merits of the lawsuit and may damage our reputation.

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

Back to Contents

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

Other Chinese governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. Major capital investments, including telecommunications network development projects, are subject to the approval of relevant Chinese government authorities. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Capital Investment.” The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure.

Our revenues may be adversely affected by reductions in tariffs mandated by the Chinese government.

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. Currently, the relevant provincial communications administrations and provincial price bureaus determine the monthly fee and usage fee tariffs for our wireline local telephone services, based on a guidance tariff range set by the Ministry of Information Industry in consultation with the State Development and Reform Commission. The Ministry of Information Industry and the State Development and Reform Commission jointly set tariffs for all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks, leased lines and data services. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Tariff Setting.” We derive a substantial portion of our revenues from services that are subject to tariffs determined by the Chinese government. In the past, our revenues have been adversely affected by reductions in tariffs mandated by the Chinese government. In September 2002, the Ministry of Information Industry indicated in writing that it does not intend to initiate any adjustment to tariffs for wireline local telephone services during the next three to five years. We believe therefore that the risk of adjustment of such tariffs in such period has been substantially reduced. However, we cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of tariff adjustments generally or the extent or potential impact on our business of future tariff adjustments. We cannot assure you that our business or results of operations will not be adversely affected by any government-mandated tariff adjustments in the future.

Back to Contents

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

As part of the comprehensive plan to restructure China Telecom Group, as approved by China’s State Council in November 2001, the Chinese government stated its intention to further adjust and improve its regulatory oversight of the telecommunications industry, including gradual further deregulation of telecommunications tariffs. We cannot assure you that future regulatory changes, such as those concerning tariff setting, interconnection and competition, will not have a material adverse effect on our business and operations.

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

Back to Contents

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

Substantially all of our businesses, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including:

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

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict the purpose and effect of future economic policies of the PRC government or the impact of such economic policies on our business and operations.

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

Back to Contents

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

Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from foreign banks, issuance of foreign currency-denominated debt securities, if any, and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange to meet our payment obligations under the debt securities, if any, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi fluctuates and is subject to changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of Renminbi against the United Sates dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We are organized under the laws of the PRC and are governed by our articles of association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

Back to Contents

of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

The direct enforcement by our shareholders of any rights of shareholders in respect of violations of corporate governance procedures may be limited. In this regard, our articles of association provide that most disputes between holders of H shares and our company, directors, supervisors, officers or holders of domestic shares, arising out of our articles of association or the PRC Company Law and related regulations concerning the affairs of our company, are to be resolved through arbitration by arbitration tribunal in Hong Kong or China, rather than by a court of law. Awards that are made by Chinese arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China. However, to our knowledge, no action has been brought in China by any holder of H shares to enforce an arbitral award, and we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of holders of H shares. See “Item 10. Additional Information – B. Articles of Association.”

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

Although we will be subject to the Hong Kong Stock Exchange Listing Rules, or the Listing Rules, and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, or the Codes, the holders of H shares will not be able to bring actions on the basis of violations of the Listing Rules or the Codes, and must rely on the Hong Kong Stock Exchange and The Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Codes, as the case may be.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the PRC, and substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China, and substantially all of the assets of our directors and officers are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Back to Contents

Holders of H shares may be subject to PRC taxation.

Under China’s current tax laws, regulations and rulings, dividends paid by us to holders of our H shares outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of our H shares are currently exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or income tax, which may be imposed upon individuals at the rate of 20%, and holders of our H shares may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information — E. Taxation — People’s Republic of China.”

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

Restructuring of China Telecom Group

In November 2001, the State Council approved a comprehensive restructuring plan relating to the wireline telecommunications sector. Under the restructuring plan, the telecommunications assets of our parent company, China Telecom Group, in ten northern provinces, autonomous regions and centrally administered municipalities in China were split off from China Telecom Group in May 2002 and were merged with China Netcom Corporation and Jitong Communications Co. Ltd. to form China Netcom Group. China Telecom Group retains the telecommunications assets in the remaining 21 provinces, autonomous regions and centrally administered municipalities (including Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province in our service regions) and continues to own the brand name of “China Telecom.”

Back to Contents

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

In connection with the implementation of the restructuring plan, China Telecom Group and China Netcom Group entered into a number of framework agreements providing for the division of network resources, trademarks, network access codes and other assets and nationwide enterprise customers of China Telecom Group prior to the restructuring, and circuit leasing, network maintenance and other business arrangements. Under these framework agreements, we obtained, indirectly through China Telecom Group, access to local networks owned by China Netcom Group in the ten northern provinces, autonomous regions and centrally administered municipalities. China Telecom Group and China Netcom Group also entered into a couple of implementation agreements in 2002 and 2003 to implement those framework agreements, the provisions of which are consistent with those framework agreements.

Our Restructuring and Initial Public Offering

We were incorporated under the laws of China on September 10, 2002 as a joint stock company with limited liability under the name of China Telecom Corporation Limited. Our controlling shareholder, China Telecom Group, a wholly state-owned enterprise, directly owns approximately 77.78% of our issued capital as of March 30, 2004. To effect our restructuring, we entered into a restructuring agreement with China Telecom Group, under which the restructuring took effect as of December 31, 2001. As part of the restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us. These assets, liabilities and operations have been segregated and separately managed by us since December 31, 2001. As part of the restructuring, China Telecom Group retained certain assets historically associated with the businesses in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. These assets had a carrying amount of RMB11,285 million as of December 31, 2001 and primarily consisted of investments in non-telecommunications industries, the inter-provincial optic fibers, international gateway and international transmission equipment, telecommunications equipment for special communications services and certain office equipment, properties and buildings. In consideration of the net assets related to the telecommunications operations transferred to us, which had a carrying amount of RMB97,485 million as of December 31, 2001, we issued 68,317,270,803 of our shares to China Telecom Group.

The telecommunications operations that were transferred to us included:

•	wireline telephone services, including local telephone, domestic and international, Hong Kong, Macau and Taiwan long distance and interconnection services as well as a range of related value-added services;

•	Internet and managed data services, including dial-up Internet access, broadband Internet access, managed data, system integration and related value-added services; and

•	leased line services.

Back to Contents

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

Immediately prior to our initial public offering, China Telecom Group owned 87.01% of our outstanding shares. In addition, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company each owned 8.37%, 1.43% and 3.19%, respectively, of our outstanding shares. As part of a reform plan approved by the State Council on the administration of rural telecommunications services in 2002, China Telecom Group transferred a portion of its interest in our company to these shareholders, which are state-owned enterprises owned and controlled by the provincial governments in each of Guangdong Province, Jiangsu Province and Zhejiang Province, as compensation for the financial support they have provided historically in the construction of rural telecommunications infrastructure in their provinces. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” Under a share transfer agreement each of these shareholders has entered into with China Telecom Group, each of Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company has agreed, unless otherwise agreed by China Telecom Group:

•	not to sell, transfer or pledge any of our shares it obtained under the share transfer agreement during the three-year period after November 15, 2002, and

•	following the expiry of the three-year period after November 15, 2002, not to sell or transfer more than 20% of our shares it obtained under the share transfer agreement during any six-month period for two years.

Following our restructuring, China Telecom Group retained the ownership of, and continues to operate, the wireline telecommunications networks, and provides telecommunications services in other provinces, autonomous regions and centrally administered municipalities that are outside our service regions. China Telecom Group has undertaken to give us a preferential right to acquire its interest in companies or other entities that provide telecommunications services. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements Relating to Our Restructuring and Initial Public Offering — Letter of Undertakings.”

Under a non-competition agreement between us and China Telecom Group, China Telecom Group has undertaken to us, for so long as our shares are listed on the Hong Kong Stock Exchange or another exchange, and China Telecom Group holds over 30% of our issued share capital or is regarded as our controlling shareholder under the Hong Kong Stock Exchange Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or selected value-added telecommunications services in our service regions that may compete with us. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements Relating to Our Restructuring and Initial Public Offering — Non-Competition Agreement.”

In connection with our restructuring, we entered into various arrangements with China Telecom Group and a number of its provincial subsidiaries relating to the mutual provision of ongoing telecommunications and other services. These agreements include agreements for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing and other services. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a more detailed description of these arrangements.

Back to Contents

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the Ministry of Information Industry, we derive our exclusive rights to operate our businesses from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the Ministry of Information Industry in connection with our business for our benefit. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group. To the extent the government begins to charge such fees in the future, we will likely share the cost with China Telecom Group. In addition, we may not be able to benefit from the licenses held by China Telecom Group if we cease to remain its controlled subsidiary. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

In 2002, we successfully completed our initial public offering of H shares and raised approximately RMB10,659 million in aggregate net proceeds for us. Upon completion of our initial public offering, our shares became listed on the Hong Kong Stock Exchange and ADSs representing our H shares are listed and traded on the New York Stock Exchange.

Back to Contents

The following chart sets forth our corporate organization and shareholders prior to the acquisition in 2003.

Back to Contents

Our Acquisition in 2003

On December 31, 2003, we acquired from China Telecom Group the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited and certain network management and research and development facilities. These acquired companies are the leading providers of wireline telecommunications services, including wireline telephone, managed data, Internet and leased line services in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, respectively.

The acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The purchase price of the acquisition amounted to RMB 46 billion. Of the purchase price, we paid an initial consideration of RMB 11 billion in cash upon the completion of the acquisition. The deferred consideration of the remaining RMB 35 billion is payable on December 31, 2013. We may prepay all or, from time to time, a part of the deferred consideration at any time within a ten-year period without penalty. We will pay interest to China Telecom Group at semi-annual intervals on the actual amount of the deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after December 31, 2003. This rate will be adjusted on the fifth anniversary of the completion of the acquisition on December 31, 2003 based on the then current Renminbi lending rate of the Chinese commercial banks for loans with tenure of more than five years.

In preparation for this acquisition, Chongqing Telecom Company Limited was incorporated on August 22, 2003, Anhui Telecom Company Limited was incorporated on August 26, 2003, Fujian Telecom Company Limited, Guangxi Telecom Company Limited and Sichuan Telecom Company Limited were incorporated on August 28, 2003 and Jiangxi Telecom Company Limited was incorporated on September 18, 2003, each as a wholly-owned subsidiary of China Telecom Group. China Telecom Group’s telecommunications operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, together with related assets and liabilities were transferred to the respective acquired companies. The assets, liabilities and operations of these companies have been segregated and separately managed since December 31, 2002. As part of the reorganization in preparation of the acquisition, China Telecom Group has undertaken to indemnify these companies for any loss or damages suffered by them as a result of, or related to, the reorganization and/or in connection with events preceding the reorganization.

In connection with this acquisition and as part of the reform plan of rural telecommunications services, China Telecom Group has agreed to transfer to Fujian Electronic Information (Group) Co., Ltd., a state-owned enterprise owned by the provincial governments of the Fujian Province, 977,004,913 of our domestic shares, which represents 1.29% of our issued share capital as of March 30, 2004. Such transfer is subject to a number of conditions precedent and will not be made prior to September 10, 2005.

On December 31, 2003, China Telecom Corporation Limited, together with Shanghai Telecom Company Limited, its wholly-owned subsidiary, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd., or China Telecom Yellow Page. The aggregate consideration of the transaction was RMB25 million, which falls below the de minimis provision under the Listing Rules, and therefore the transaction is exempt from the reporting, announcement and independent shareholders’ approval requirements. We are in the process of consolidating our telephone directory businesses under China Telecom Yellow Pages to enhance operating efficiency.

Back to Contents

Set out below is our corporate structure as of March 30, 2004.

(1)	The percentages may not add up to 100% due to rounding discrepancies.

(2)	Denotes the companies acquired pursuant to the acquisition.

(3)	Includes 977,004,913 of our domestic shares (representing 1.29% of our issued share capital as of March 30, 2004) that China Telecom Group has agreed to transfer to Fujian Electronic Information (Group) Co., Ltd., a state-owned enterprise owned by the provincial governments of the Fujian Province as part of the reform plan of rural telecommunications services. Such transfer is subject to a number of conditions precedent and will not be made prior to September 10, 2005.

(4)	On December 31, 2003, China Telecom Corporation Limited, together with Shanghai Telecom Company Limited, its wholly-owned subsidiary, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd., which is not shown in the chart above. The aggregate consideration of the transaction was RMB25 million, which falls below the de minimis provision under the Listing Rules, and therefore the transaction is exempt from the reporting, announcement and independent shareholders’ approval requirements.

Back to Contents

Preliminary Discussion with China Telecom Group with respect to A Potential Acquisition

We have commenced discussions with China Telecom Group with respect to a potential acquisition of certain telecommunications assets currently held by China Telecom Group in Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region. Our board of directors expects that we may be in a position to reach the final agreement with China Telecom Group on the terms of the potential acquisition in April 2004. However, at the moment, no understanding or contractual terms have been agreed between China Telecom Group and us. The acquisition may or may not proceed and is subject to factors beyond the control of our company, including, among others, the approvals of the shareholders’ meeting and the approvals of the relevant regulatory authorities.

We distributed a circular, dated March 17, 2004, to all of our shareholders to seek our shareholders’ approval of an authorization to our board of directors to issue and allot up to 8,317,560,515 new H shares, including up to 756,141,865 new H shares to be converted from existing domestic shares held by our state-owned shareholders. The issuance of new H shares is subject to certain conditions set forth in the shareholders circular, which is filed on Form 6-K with the Securities and Exchange Commission on March 19, 2004. The maximum number of the new H shares that may be issued and allotted under the authorization, if approved by our shareholders, will represent 11% of our total issued share capital as of March 30, 2004. While we have not made a decision on the offering structure of any new issuance and allotment, we currently plan to use the net proceeds from the issuance to fund our potential acquisition of telecommunications assets from China Telecom Group. If the potential acquisition does not proceed, we currently plan to use the net proceeds from the issuance of new H shares for other similar strategic acquisitions.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, China 100032 and our telephone number is (86-10) 6642-8166. Our web site address is www.chinatelecom-h.com. The information on our web site is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B. Business Overview

We are the leading provider of wireline telephone, Internet and managed data and leased line services in ten regions in China. Our service regions consist of Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province. The wireline penetration rate in our service regions was 22.8% as of December 31, 2003, which was relatively low compared to those in more developed markets in Asia and elsewhere. We believe this presents significant growth potential for us. The population in our service regions was approximately 528 million as of December 31, 2003. Our service regions are also home to the headquarters of many large domestic corporations and governmental agencies and the regional headquarters of many multinational corporations. In addition, there are a large number of small- and medium-sized enterprises in our service regions.

In 2003, we maintained our business growth and market leadership through the implementation of our business strategies, including, among others, market segmentation, improvement of our services quality and development of differentiated product portfolios, more value-added services and application services. We have also improved our distribution channels and our responsiveness to market changes. We continued to implement our internal restructuring and business re-engineering. As a result, we have effectively improved our cost control and operating efficiency.

Back to Contents

On December 31, 2003, we completed the acquisition from China Telecom Group of telecommunications assets in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province as well as certain network management, research and development facilities. The acquisition expanded the geographic coverage of our telecommunications operations and our subscriber base and provided us with full control over the network management, research and development facilities that we acquired. We believe that the acquisition enhanced our ability to centralize the management of our network operations and coordinate our research and development efforts.

The following table sets forth the percentages of contribution by our different services to our total operating revenue for the periods indicated:

	Year Ended December 31,

	2001	2002	2003

	(as a percentage of total operating revenue)
Wireline telephone services:
Local
Installation fees	1.3	1.4	1.5
Monthly fees	15.2	17.4	17.3
Local usage fees	32.3	31.4	30.2
Domestic long distance(1)	20.5	18.4	16.8
International, Hong Kong, Macau and Taiwan long distance(1)	3.8	3.4	3.2
Interconnection	5.3	5.4	5.4
Upfront connection fees	8.9	7.8	6.7

Sub-total	87.3	85.2	81.1
Internet and managed data services:
Internet(2)	2.8	4.5	6.9
Managed data(3)	2.0	2.2	2.1

Sub-total	4.8	6.7	9.0
Leased line services	4.0	3.8	3.3
Other services(4)	3.9	4.3	6.6

Total operating revenue	100.0	100.0	100.0

(1)	Includes revenue from our VoIP long distance services.

(2)	Includes revenue from dial-up and broadband Internet access services.

(3)	Includes revenue from DDN, frame relay and ATM services.

(4)	Includes revenue from value-added telecommunications services, sale, repair and maintenance of customer-end equipment, and lease of telecommunications network facilities.

Wireline Telephone Services

Our telephone services consist of local telephone, domestic long distance, international, Hong Kong, Macau and Taiwan long distance, value-added voice and information services and interconnection.

Wireline telephone services are our main services, generating 81.1% of our total operating revenue in 2003, compared to 85.2% in 2002. Revenue generated by these services increased from RMB93,298 million in 2002 to RMB96,008 million in 2003. We believe that our wireline telephone services will continue to provide steady revenue stream and drive the overall revenue growth of our company.

Back to Contents

Local Telephone Services

Our local telephone services provide the largest revenue source for our wireline telephone services. Revenue derived from our local telephone services in 2003 accounted for 49.0% of our total operating revenue, compared to 50.2% in 2002. We enjoy a dominant market position in local telephone services with a market share of 97.97% in terms of the number of access lines in service within our service regions as of December 31, 2003.

Access lines.   The following table sets forth selected information regarding our local telephone services as of the dates indicated:

	As of December 31,

	2001	2002	2003

	(in thousands, except percentages)
Number of access lines in service: (1)
Residential	64,262	72,266	79,407
Enterprise	10,694	12,456	13,639
Public telephones	3,182	4,822	6,700
Wireless local access	2,696	7,243	18,346

Total	80,834	96,788	118,091
Wireline telephone penetration rate	15.6%	18.6%	22.8%

(1)	Includes ISDN lines as measured by the number of bearer channels.

The number of our access lines in service increased by 21.3 million, or 22.0%, from 96.8 million as of December 31, 2002 to 118.1 million as of December 31, 2003. The wireline penetration rate in our service regions increased from 18.6% as of December 31, 2002 to 22.8% as of December 31, 2003.

We also provide to our customers wireless local access services with limited mobility based on the Personal Handyphone System, or PHS, technology, as an extension and supplement to our wireline local access services. The demand for our wireless local access services has increased rapidly in recent years. The number of subscribers for our wireless local access service increased from approximately 7.24 million as of December 31, 2002 to approximately 18.35 million as of December 31, 2003. Our wireless local access service played a positive role in boosting our overall local call volume and revenue growth. Wireless local access service reduced the diversion to mobile telephone services by satisfying the needs of some subscriber groups. The average cost of investment per line for our wireless local access services decreased 12% from that of 2002 which further increased our return on investment. The average cost of investment per line was calculated by dividing the additional capacity of our wireless local access networks by the additional capital expenditure on our wireless local access networks for the relevant period.

We also operate an extensive network of public telephones in our service regions. As of December 31, 2003, the number of public telephones in our service regions reached approximately 6.7 million. We provide public telephone services mainly to the large and fast growing non-resident population in our service regions. We believe that the demand for our public telephone services in our service regions will continue to increase.

Service usage.The following table sets forth certain usage information regarding our local telephone services for the periods indicated:

Back to Contents

	Year Ended December 31,

	2001	2002	2003

Total usage (pulses in billions)(1)	323.8	346.4	346.9
Total usage (minutes in billions)(2)	290.7	320.6	322.0

(1)	Pulses are the billing units for calculating local telephone usage fees. The definition of a pulse for intra-district calls changed in connection with the tariff adjustments mandated by the Chinese government and implemented by us in 2001. See “— Tariffs” for the respective definitions of a pulse before and after the tariff adjustments in 2001.

(2)	Minutes reported were calculated from pulses through a statistical sampling of calling patterns.

As the number of access lines in service has increased, the total usage of our local telephone services, including local telephone usage associated with dial-up Internet access and VoIP long distance calls, increased from 320.6 billion minutes in 2002 to 322.0 billion minutes in 2003. Local voice usage continued to grow steadily and reached 294.2 billion pulses in 2003, an increase of 7.2% from 2002. As some customers of our dial-up Internet services began to use our broadband Internet services, dial-up Internet usage, including dial-up usage of customers of other Internet service providers, decreased from 71.9 billion minutes in 2002 to 52.7 billion minutes in 2003. Tariffs for dial-up Internet access were much lower than the usage fees for voice services.

Tariffs.  For our local telephone services, we charge an upfront installation fee, a fixed monthly fee and local call usage fees based on call duration. The tariffs are regulated by the Chinese government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. We implemented the tariff adjustments mandated by the Chinese government in the first half of 2001. The mandated tariff adjustments changed the tariff levels for many telecommunications services, including local and long distance telephone, data and leased line services. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

The following table sets forth the changes in our tariffs before and after the tariff adjustments we implemented in 2001 for local telephone services:

	Before Tariff Adjustments	After Tariff Adjustments

(RMB)
Monthly fee:(1)
Residential customers	7.6 – 25.0	10.0 – 25.0
Enterprise customers	12.0 – 37.0	15.0 – 35.0
Usage fee:
Intra-district	0.16 – 0.22 per pulse (three minute intervals)	0.18 – 0.22 for the first two pulses (first three minutes or less) and 0.09 – 0.11 for each additional pulse (one minute intervals)
Inter-district	0.20 – 0.50 per pulse (one minute intervals)	0.20 – 0.50 per pulse (one minute intervals)
Communications fee:
Internet dial-up	0.08 – 0.11 per pulse (three minute intervals)	0.02 per pulse (one minute intervals)

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital, a city, a county or rural areas.

Prior to July 2001, we charged an upfront connection fee for basic access services. State guidance rates for connection fees for basic access services varied from time to time and were adjusted from a range of RMB2,500 to RMB5,000 in 1999 to a range of RMB500 to RMB1,000 in 2001, and the connection fees were eliminated entirely in July 2001. The decrease in and ultimate elimination of the connection fees have stimulated customer growth, especially for residential customers. In addition, all previous surcharges on telephone services, which were mostly levied by provincial and local governments, were eliminated in July 2001.

Back to Content

Domestic Long Distance Services

We offer long distance services through our public switched telephone network as well as VoIP long distance services. We are the largest provider of domestic long distance services using public switched telephone networks in our service regions. We had a market share of approximately 50.6% in our service regions in 2003, as measured by total minutes carried through our networks divided by total minutes carried through networks of all wireline and mobile operators in our service regions, compared to 54.4% in 2002. Total revenue from our domestic long distance services represented 16.8% of our total operating revenue in 2003, compared to 18.4% in 2002. In addition, we commenced offering VoIP long distance services in 1999 and continued to be the largest provider of these services in our service regions in 2003, with a market share of approximately 62.9% in 2003. Access to VoIP long distance services requires the subscriber to dial a pre-set access number and/or personal identification number in the case of prepaid cards.
Service usage.   The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	Year Ended December 31,

	2001	2002	2003

Total minutes of usage (in millions):(1)
Public switched telephone networks	27,806	23,535	24,658
VoIP	14,894	23,258	29,151

Total	42,700	46,793	53,809

(1)	Includes calls originated by mobile subscribers that are carried over our long distance networks.

Our VoIP services have experienced rapid growth since we began providing the services in 1999. The usage of our VoIP domestic long distance services as a percentage of the total usage of domestic long distance services increased from 49.7% in 2002 to 54.2% in 2003, mainly because of the lower tariffs for VoIP long distance services compared to those for long distance services using public switched telephone networks. However, the average VoIP call duration is generally longer than that of long distance calls using public switched telephone networks. We provide VoIP services primarily to price sensitive customers, such as small businesses, certain residential customers and non-resident persons. We offer our VoIP services selectively to small businesses or other non-resident persons in response to market demand and offer flexible VoIP service packages in response to competition.

Tariffs.   The tariff adjustments that we implemented in 2001 abolished the distance-based tariff structure, reduced the unit of billing from one minute to six seconds and eliminated long distance call surcharges.

Back to Contents

The following table sets forth the tariffs for our domestic long distance telephone services before and after the tariff adjustments in 2001, which are based on state tariff rates:

	Before Tariff Adjustments	After Tariff Adjustments

(RMB)
Public switched telephone network services		All at the unified rate of 0.07 per six seconds(1)
Intra-provincial less than 300 km	0.50-0.60 per minute(2)
Intra-provincial more than 300 km	0.60 per minute(2)
Inter-provincial less than 800 km	0.80 per minute(2)
Inter-provincial more than 800 km	1.00 per minute(2)
VoIP services(3)	0.30 per minute	Not regulated

(1)	A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

(2)	A discount rate of 50% applies to calls made during off-peak hours, which are from 9:00 pm to 12:00 am for weekdays and from 7:00 am to 12:00 am on public holidays and weekends; a discount rate of 70% applies to calls made during 12:00 am to 7:00 am everyday.

(3)	Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

VoIP long distance services are charged at lower tariff rates than those for long distance services using public switched telephone networks. However, we also charge local usage fees on VoIP long distance calls. The tariff adjustments in 2001 deregulated the tariffs for VoIP services, which provides us the flexibility in setting tariffs for our VoIP services.

International, Hong Kong, Macau and Taiwan Long Distance Services

We are the largest provider of international, Hong Kong, Macau and Taiwan long distance services in our service regions, in terms of both public switched telephone network services and VoIP services. We had a 61.5% market share in 2003, compared to 59.7% in 2002, as measured by the total number of outgoing call minutes generated in our service regions and carried through international gateways of all wireline and mobile operators. Our international, Hong Kong, Macau and Taiwan long distance telephone services contributed 3.2% to our total operating revenue in 2003, compared to 3.4% in 2002. We also provide VoIP international, Hong Kong, Macau and Taiwan long distance services, similar to our VoIP domestic long distance services in our service regions.

Service usage.   The following table sets forth certain information related to the usage of our international, Hong Kong, Macau and Taiwan long distance services, including usage of international, Hong Kong, Macau and Taiwan long distance services by mobile subscribers, for the periods indicated:

	Year Ended December 31,

	2001	2002	2003

Outgoing call minutes (in millions)(1):
Public switched telephone networks	457	763	992
VoIP	1,104	730	626

Total	1,561	1,493	1,618

(1)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

The total usage of our international, Hong Kong, Macau and Taiwan long distance services increased by 8.4% in 2003, from 1.49 billion minutes in 2002 to 1.62 billion minutes in 2003.

Back to Contents

Tariffs.   The tariff adjustments in 2001 reduced the basic unit of billing from one minute to six seconds and simplified the rate schedule by abolishing the distance-based tariff structure. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance tariffs before and after the tariff adjustments:

	Before Tariff Adjustments		After Tariff Adjustments

	(RMB)
Public switched telephone networks services:
To Hong Kong, Macau and Taiwan	2.55 – 5.00 per minute	(1)	0.20 per 6 seconds
To all international destinations	5.30 – 15.00 per minute	(2)	0.80 per 6 seconds	(3)
VoIP services:(4)
To Hong Kong, Macau and Taiwan	1.50 – 2.50 per minute	(5)	Not regulated
To all international destinations	2.40 – 4.80 per minute		Not regulated

(1)	A discount rate of 40% applies to calls made during off-peak hours.

(2)	Rates of RMB5.30-12.00 per minute apply to calls made to Asian countries and regions and a rate of RMB15.00 per minute applied to calls to all other international destinations. A discount rate of 40% applied to calls made during off-peak hours.

(3)	A discount rate of up to 40% applies to calls made during off-peak hours.

(4)	Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

Since the tariff adjustments in 2001, we charge RMB 1.50 per minute for VoIP long distance calls to Hong Kong, Macau and Taiwan and RMB 2.40-4.60 per minute for VoIP long distance calls to international destinations, but offer various incentive programs and discounts from time to time.

We offer international, Hong Kong, Macau and Taiwan long distance services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and those settlement arrangements and rates also apply to us.

Value-added Voice and Information Services

In addition to basic local and long distance voice services, we offer a variety of value-added voice and information services. Significant usage growth of our value-added services in 2003 contributed to our overall revenue growth.
Value-added voice services.  Our value-added voice services include caller ID, call forwarding, conference call and toll-free services. As of December 31, 2003, 63.4 million, or 53.7%, of our customers used our caller ID services. Based on our extensive network resources, customer base and distribution channels, we cooperate with other service providers and continue to develop new value-added voice services. In recent years, we gradually introduced new services such as call-center out-sourcing, video conferencing, direct dial VoIP services with a pre-set access number of 17901, wireline chat room called “Telephone QQ”, wireline short messaging services and PHS short messaging services. We also launched a service called “Walk with Me”, an account-based calling card service, in 2003. Through our intensive marketing efforts, our customers became familiar with these services and increased their usage. We believe that these value-added voice services allow us to enhance customer satisfaction and increase our revenue. As subscribers in our service regions become more accustomed to these value-added voice services, we believe there is significant growth potential in these areas.

Back to Contents

Telephone information services.   We have significantly expanded the scope of our automated and operator-assisted telephone information and applications services in recent years. Our general information services allow users to access information at our standard telephone usage rates plus information usage fees. We also provide other specialized telephone information and application services, such as telephone banking, telephone advertising, telephone lottery and telephone stock trading services. Total usage of our telephone information services was 1,335 billion minutes in 2003, an increase of 112.9% from 2002. We intend to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

Telephone directory services.   We publish telephone directories, known as Yellow Pages, in our service regions. In addition, we have introduced online yellow pages and other related information services. We derive advertising revenue from our printed and on-line yellow pages services.

Tariffs.  Value-added voice and information services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. See “− Regulatory and Related Matters − Tariff Setting.” We determine tariffs for our value-added voice and information services according to market conditions. Tariffs for these services vary to a large extent based on types of services and geographical locations.

Interconnection

Interconnection services accounted for 5.4% of our total operating revenue in 2003. Under relevant regulations, we are exempt from any interconnection payment for outbound local traffic to mobile operators. See “—Regulatory and Related Matters—Interconnection” for tariff details. As a result of our expanding customer base and the growth of the telecommunications market in China, the volume of inbound local calls carried through our networks reached 53.6 billion minutes in 2003, an increase of 34.4% from 2002. The volume of inbound long distance calls also significantly increased from 2002.

We have interconnection arrangements with other telecommunications operators, including China Telecom Group, China Netcom Group, China Mobile and China Unicom. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the Ministry of Information Industry. See “— Regulatory and Related Matters — Interconnection” included elsewhere under this item.

China Telecom Group entered into interconnection agreements with other telecommunications service providers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, prior to our incorporation in 2002, and with other telecommunications service providers in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, prior to our acquisition in 2003. These agreements provide for interconnection settlement with respect to local calls and domestic and international, Hong Kong, Macau and Taiwan long distance calls involving our networks. In connection with our initial public offering in 2002 and the acquisition in 2003, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We also entered into an interconnection agreement with China Telecom Group. The economic terms and the settlement procedures under that agreement are in accordance with the standards set forth in the interconnection rules and regulations, which are described in more details under “— Regulatory and Related Matters — Interconnection” included elsewhere under this item. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Apportionment of International Settlement; — Ongoing Related Party Transactions between Us and China Telecom Group — Interconnection Agreement.”

Back to Contents

Internet and Managed Data Services

We are the leading provider of Internet and managed data services in our service regions. Our Internet and managed data services are supported by extensive local access networks in our service regions and the largest nationwide fiber optic backbone transmission network jointly operated by China Telecom Group and us. Revenue from our Internet services was RMB8,160 million in 2003, representing 6.9% of our total operating revenue for that year. Revenue from our managed data services was RMB2,540 million in 2003, representing 2.1% of our total operating revenue for that year.

The following table sets forth selected information regarding our Internet, managed data and related services as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,

	2001	2002	2003

Dial-up Internet access services:
Dial-up subscribers (in thousands)	14,000	17,607	16,291
Dial-up on-line usage (minutes in billions)	64.7	57.1	38.5
Broadband access services (in thousands):
DSL subscribers	336.7	1,426.1	4,146.8
FTTx + LAN subscribers	138.2	429.9	1,461.4
Others(1)	8.4	18.1	22.2
Managed data services:
Number of ports:
DDN services	219.4	240.3	218.5
Frame relay services	26.6	52.3	63.2
ATM services	1.5	5.8	7.6
Bandwidth leased:
DDN services (x64Kbps)	222.4	278.3	366.1
Frame relay services (x128Kbps)	27.7	39.8	76.8
ATM services (x2Mbps)	8.0	15.9	16.9

(1)	Include wireless LAN services.

Dial-up Internet Access Services

We are the largest provider of dial-up Internet access services in our service regions in terms of the number of subscribers. We classify our dial-up Internet access users into registered users, non-registered users and prepaid users. In addition, we provide Internet transit and access services to some international and domestic telecommunications operators. We also provide many business customers with direct fiber optic links between their local area networks and the Internet.

Our dial-up Internet access subscribers decreased by 7.5%, from approximately 17.6 million as of December 31, 2002 to approximately 16.3 million as of December 31, 2003. Total usage of our dial-up Internet access services by our subscribers decreased from 57.1 billion minutes in 2002 to 38.5 billion minutes in 2003, or 32.6%. We believe the decline was mainly due to migration of customers from our dial-up Internet services to our broadband Internet services.

To further develop our dial-up Internet access services, we have improved our content application services by introducing a new value-added Internet dial-up service known as “D-net”. Based on our extensive dial-up network resources, access number resources and billing channels, “D-net” provides our dial-up Internet subscribers access to the value-added services provided by Internet content providers based on a dedicated platform. The launch of the “D-net” services received immediate positive reactions from our dial-up Internet subscribers and Internet content providers, which helped us maintain the subscriber base for our dial-up Internet services.

Back to Contents

Dial-up Internet access services and application services fostered subscriber interest in the Internet services. We will continue to foster customer reliance on our Internet services through various fee plans and our “D-net” value-added services, turning dial-up Internet service into an “incubator” for our broadband services.

Tariffs.   Registered dial-up Internet access users pay an Internet access fee as well as local communications fees. In 2003, the Ministry of Information Industry liberalized the tariff regulations and lifted state guidance tariffs for Internet services. Currently, there are no pre-set tariff rates promulgated by the Chinese government or other regulatory authorities on Internet services.

Broadband Internet Access

We began offering broadband Internet access services in 2000. In 2003, our broadband Internet access services grew significantly due to strong demand. Our subscribers for these services grew from approximately 1.9 million as of December 31, 2002 to approximately 5.6 million as of December 31, 2003. We promoted our services and recognition of our brand name through a series of promotion campaigns, and took various measures to increase the penetration of our broadband services and to expand our broadband customer base and coverage. These measures included packaging broadband services with other services that we offer, packaging our broadband services with other companies’ sales of personal computers, and enhancing our long-term cooperation with Internet cafes and other owners of local access facilities. In addition, we have actively sought opportunities to work with other content and application providers to promote the integration of our broadband access services with their contents and applications. We continue to expect significant growth in our broadband Internet access services.

Equipment costs related to our broadband Internet access services decreased due to economies of scale, efficient operation and application of advanced technologies. We reduced the average cost of investment per line by approximately 20% from that of 2002 through our centralized purchasing program. The average cost of investment per line was calculated by dividing the additional capacity of our broadband Internet access networks by the additional capital expenditure on our broadband Internet access networks for the relevant period.

DSL services.   In 2003, we leveraged on our dominant position in local access networks, extensive distribution network and high quality customer services in promoting our DSL services. We promote DSL services as the primary broadband Internet access means for our residential customers and small- and medium-sized enterprise customers. DSL services can be offered over existing copper wires and are suitable for high-speed Internet access. We had approximately 1.4 million DSL subscribers as of December 31, 2002 and approximately 4.1 million DSL subscribers as of December 31, 2003.

Fiber-Ethernet access services.   We offer broadband access services through fiber optic cables that directly link Ethernet technology-based LANs in office buildings or high-end residential complexes to the Internet. Fiber-Ethernet access uses optic fiber technology and Ethernet protocol to connect residential users and business users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2002 and 2003, we had approximately 429,900 customers and 1.5 million customers, respectively, using fiber-Ethernet access services.

Wireless LAN services.   We provide fast and convenient wireless LAN services through our wireless local area networks in public places, such as airports, hotels, conference centers and office buildings.

Broadband application services.   We continue to leverage our broadband access networks and distribution channels to develop various broadband application services such as distance education, distance medical services, video conferencing, on-line games, entertainment and video-on-demand services.

Back to Contents

Based on our large subscriber base, network resources, application platforms and reliable supporting systems, as well as our customer management and billing system, we cooperated with other service providers and launched ChinaVnet to promote our broadband Internet access services. ChinaVnet offers billing platforms and channels for Internet content and application providers and provides subscribers with convenient access to the comprehensive content and application services provided by those service providers. We believe that the introduction of ChinaVnet will stimulate growth in the subscriber base and revenue from our broadband Internet services.

In 2003, we introduced a service known as “Broadband New Vision”, which is a multimedia service that allows the transmission of video, voice and data over our Broadband access networks. In addition, we provide to our key customers tailored total solutions based on our broadband and data networks. For example, we cooperated with the customs in our service regions and launched a service called “e-Customs”. The “e-Customs” service provides our Internet users with customs clearance services and certain other import and export related services over the Internet.

Tariffs.   Internet services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. See “Regulatory and Related Matters — Tariff Setting.” We determine tariffs for dial-up and broadband services according to market conditions. Tariffs for these services vary to a large extent based on types of services and geographical locations.

Managed Data Services

We are the leading provider of managed data services in our service regions. Our managed data services include Digital Data Network, or DDN, frame relay and Asynchronous Transfer Mode, or ATM, services. As a result of the accelerated utilization of information technology in various industries in China, our managed data services continued to grow steadily. In 2003, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shopping, tailored services and comprehensive solution packages to these customers. Our customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our company.

DDN services.   The bandwidth volume of our DDN services grew by 31.6% in 2003. Our DDN services provide high-quality and reliable transmission at speeds ranging from 64Kbps to 2Mbps and continue to meet the increasing demand for low- to medium-speed transmission capacity from enterprise customers. DDN systems are composed of optic fibers, digital transmission paths and digital cross multiplexing nodes. DDN systems are capable of providing high-quality private circuits and other services at various data rates to satisfy users’ multimedia communications needs.

Frame relay/ATM services.   The bandwidth volume of our frame relay and ATM services grew by 93.0% and 6.6%, respectively, in 2003. We offer advanced high-speed data communications services based on frame relay and ATM technologies. These services enable flexible and cost-effective use of bandwidth resources. Frame relay is a type of connection-oriented packet switching technology that employs statistical multiplexing over a shared network. Frame relay offers both access to a network and transmission of data across a network and is used by customers with significant amounts of data traffic. ATM is a high bandwidth and multiplexing technology. ATM is developed for high data rates with a high quality of service, and can offer integrated voice, data and video services at various data rates.

Back to Contents

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

Tariffs.   We determine most of the tariffs for our data services within a price range set by the Chinese government. We generally charge an upfront fee for installation and testing for our data services and a fixed monthly fee. We offer various incentive programs and discounts for our customers who wish to upgrade to higher bandwidth services. These incentive programs and discounts have stimulated demand for our managed data services in recent years.

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps for the periods indicated:

		Monthly Fee

		2001	2002	2003

		(RMB)
64Kbps

	Intra-district	1,500	1,500	1,500
	Inter-district	2,000	2,000	2,000
	Intra-provincial	3,500	3,500	3,500
	Inter-provincial	3,500	3,500	3,500
2Mbps
	Intra-district	6,000	6,000	6,000
	Inter-district	8,000	8,000	8,000
	Intra-provincial	12,000	12,000	12,000
	Inter-provincial	12,000	12,000	12,000

The following tables set forth the monthly fees in 2003 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

	Monthly Fee for Port Access

Bandwidth	2Mbps	10Mbps	100Mbps	155Mbps

	(RMB)
Monthly fees	1,000	5,000	9,000	10,000

PVC monthly fees (RMB):(1)

	PVC Monthly Fees

Bandwidth	Intra-District	Inter-District	Domestic Long Distance

		(RMB)
256Kbps	800	1,150	2,200
2Mbps	1,500	2,200	4,000
10Mbps	5,000	11,500	15,500
155Mbps	14,500	39,000	130,000

(1)	One-way tariff for PVC circuits of ATM services.

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

Back to Contents

Our Internet data centers primarily offer co-location and web hosting services. We operate many large Internet data centers that together provide more than 26,249 square meters of rack space. As part of those services, we also lease to our customers various resources at these Internet data centers, such as servers and database storage capacity. In addition, we are developing a range of Internet-based services to meet increasing corporate outsourcing requirements for web site development and maintenance as well as Internet-based applications.

Leased Line Services

We also provide domestic and international leased line services in our service regions. We offer these services as part of our total telecommunications solutions and market these services to large enterprise customers and other operators through our large enterprise customer service teams. In addition to leased lines, we also lease other network elements to business and government customers and other telecommunications service providers. We mainly lease digital circuits, digital trunk lines and optic fibers. The revenue from our leased line services is mainly derived from the lease of domestic and international digital circuits. In 2003, demand for our leased line services from other telecommunications operators decreased as a result of the construction of their own transmission networks, while demand from other large enterprise customers such as government entities, corporations and universities increased. Revenue from our leased line services decreased from RMB 4,214 million in 2002 to RMB 3,915 million in 2003 due to this change in our customer mix. As of December 31, 2003, we leased out a total of 129,000 2Mbps equivalent digital circuits, representing an increase of 4.8% from that of 2002.

The following table sets forth the total amounts of bandwidth of our leased line service as of the end of the year indicated:

Leased Digital Circuits	2001	2002	2003

Total bandwidth (x2Mbps)	113,595	122,726	129,000

Tariffs.   We charge monthly fees for leased lines based on tariff rates set by the Chinese government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years. The tariff adjustments in 2001 substantially reduced tariffs for leased line services.

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits for the periods indicated:

		Monthly Fee

		2001	2002	2003

		(RMB)
2Mbps
	Intra-district	2,000	2,000	2,000
	Inter-district	4,000	4,000	4,000
	Intra-provincial(1)	6,000	6,000	6,000
	Inter-provincial(1)	6,000	6,000	6,000
155Mbps
	Intra-district	44,000	44,000	44,000
	Inter-district	88,000	88,000	88,000
	Intra-provincial(1)	132,000	132,000	132,000
	Inter-provincial(1)	132,000	132,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Back to Contents

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in China. We offer a full range of differentiated services to our customers to address their telecommunications needs. We offer individually tailored services to our large enterprise customers, specialized services to our small- and medium-sized enterprise customers and standardized services to our residential customers. In addition, we plan to increase our advertising activities to enhance customer awareness of our available services and promote brand loyalty. In 2003, we reallocated some of our employees from back-end network support group to front-end sales positions and expanded our sales team by approximately 60% in order to provide enhanced services and coverage to our customers. We also improved the internal working procedures between our back-end and front-end operations. In addition, we improved our professional training of our marketing and sales team in order to enhance the overall competence of our marketing and sales team. As a result, we believe that we have increased our responsiveness to the market and our service quality. We have also improved our incentive mechanism by strengthening our merit-based evaluation scheme, such as our sales accountability system.

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

Customer service hotlines.   We provide customer services through our customer service hotlines with the uniform access number of “10000.” Our customer service hotlines offer unified electronic-based services to our residential and enterprise customers. Our customer service hotlines handle service inquiries and service applications, collect bill payments and handle customers’ complaints.

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

Back to Contents

Marketing and sales agencies and other wholesale channels.    We market our services through our own retail outlets as well as agents and distributors. Our cooperation with third party agencies and distributors helps us reach a broader customer base and reduce our operating expenses. As of December 31, 2003, we had a total of 8,429 authorized third-party agencies and distributors in addition to 6,982 retail outlets that we owned and operated directly.

We provide a range of wireline telecommunications services, including, among others, local and long distance telephone and data services, to government agencies and regulatory authorities at all levels as well as to many state-owned enterprises in our service regions. A number of these government entities and state-owned enterprises are among our largest customers, and the amount of revenue received from entities controlled by the PRC government during 2003 was material to us. We provide these services in the normal course of business and do not offer them any special tariff discounts.

Organizational Restructuring and Business Process Re-engineering

We have implemented various initiatives to restructure our organization. At the headquarters level, we have integrated various points of interface with our customers and have established a dedicated large enterprise customer service department to better serve our large enterprise customers and coordinate internal responsibilities. At the local operational level, we have streamlined the organization of business by designating each of our 116 local networks as a basic business unit. We have undertaken a business process re-engineering, or BPR, project at more than half of our local networks. Our BPR project aims to effect organizational and operational changes in a number of areas, including organizational structure, network investment process, allocation of network resources, large customer management, billing and collection and employee evaluation and incentive schemes. As a result, our local networks that had implemented the BPR project increased their direct service time for our key account customers by approximately 30% in 2003.

We have established a “front-end-back-end” structure at each level of our company to enhance market responsiveness. The front-end is composed of “customer interface units” with related marketing functions, while at the back-end, we have consolidated all network resources to provide the front-end with quality control, billing and operation support services. An internal service agreement has been entered into between the front-end and the back-end to ensure the provision of more concerted and high quality end-to-end services.

In addition, we have taken various steps to centralize and streamline the management of our business. Our efforts are centered on large corporate account management, network resource utilization, capital expenditure and performance evaluation. We have implemented the key account management process, which is based on dedicated account managers with industry specific training. We have also effectively controlled costs and have enhanced operational efficiency through the network resource allocation process. As part of this effort, we have established a computerized order processing system that provides updated information on our internal service provisioning chain. This system also allows us to process customer orders more quickly, and to monitor the provisioning process in a systematic manner. We have also improved the recurring investment process in order to improve capital expenditure control and investment returns by giving priority to investments that offer better returns.

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

Back to Contents

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

Network Capacity and Technology

Local access networks.   We own extensive local access networks in our service regions. As of March 30, 2004, our local access networks covered all cities, counties and most rural villages in our service regions. As part of our strategic focus on the Internet and managed data market, we continue to expand our broadband local access networks utilizing our existing copper line resources. In addition, we continue to upgrade our existing local access lines using high-bandwidth DSL technology. As of December 31, 2003, the total capacity of our DSL access ports reached 6.5 million lines. At the same time, we are selectively connecting additional large office buildings and business centers with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, cafes and office buildings to provide business travelers with broadband access services. Moreover, our PHS networks for wireless local telephone access service supplement our wireline access systems.

Transport network.   Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links. Our fiber optic network had a total cable length of 13.4 million kilometers in our service regions as of December 31, 2003. Our transport network is integrated with the fiber optic network of China Telecom Group outside our service regions, which, together with our networks, forms the largest nationwide fiber optic transport network in China, and is connected with networks worldwide.

Our fiber optic transport network employs SDH architecture and DWDM technology extensively, both of which allow for simpler and more easily managed networks with enhanced reliability. We use DWDM technology on most of our long distance transmission routes to expand transmission capacity. The main routes of our backbone fiber optic networks in our service regions have been upgraded to 10Gbps-based DWDM systems and provide transmission bandwidth of up to 32 x 10Gbps or 160 x 10Gbps. In addition, we have deployed self-healing, DXC, 1+1 protection and other protection technologies and provide our customers with network services of various levels of reliability based on their requirements.

Back to Contents

Wireline telephone networks.   Our wireline telephone network has been substantially built in the last decade utilizing digital technology. It consists of long distance switching facilities and 116 local switching networks. As of December 31, 2003, the total capacity of local switches reached 152.4 million lines, and the capacity of long distance toll switches reached 3.4 million ports. In addition, China Telecom Group has built international gateways in Shanghai and Guangzhou with a total capacity of 60,000 access ports as of December 31, 2003 and we utilize these international gateways for our international, Hong Kong, Macau and Taiwan long distance telephone services.

In developing our wireline telephone networks, we have adopted technologies that enable high capacity and fewer exchanges to reduce our construction and operating costs. We have installed advanced intelligent networks over our telephone networks. Intelligent networks combine advanced computer technologies with traditional switching techniques to provide flexible value-added services such as prepaid services, virtual private network services and toll free call services. As of December 31, 2003, the utilization rate of local and long distance switches, increased to 77.8% and 75.9%, respectively, compared to 76.9% and 69.4%, respectively, in 2002.

Internet and managed data networks.   We have developed a large-capacity, high-quality, reliable and extensive Internet and managed data network system in our service regions. Our Internet and managed data networks allow us to provide services both at the network layer, such as Internet access, managed data and virtual private network services, and at the application layer, such as Internet data center, e-commerce and video-on-demand services.

Our data network system includes a DDN network, a frame relay network and an ATM network. These networks cover all cities and counties in our service regions. Our ATM network allows multi-service access and flexible bandwidth management and provides high-quality, integrated end-to-end services.

Our Internet network is part of ChinaNET, the largest public Internet network in China, operated by China Telecom Group. ChinaNET deploys mainstream Gigabyte routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 2.5Gbps circuits. The bandwidth of the international exit of ChinaNET reached 57Gbps as of December 31, 2003.

Support networks.   The operation of our wireline telephone, Internet and managed data networks depends on various support networks, including a signaling network based on a signaling technology known as Signaling System 7 protocol, a digital synchronous network and network management systems for various networks and services, such as Internet data center, e-commerce and video-on-demand services.

Equipment procurement.   We purchase most of our network equipment from leading international and domestic suppliers. We also purchase from local suppliers a variety of network equipment, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Our five largest suppliers of telecommunications equipment accounted for approximately 29.4% of our total capital expenditures for 2003. Our largest supplier of telecommunications equipment accounted for 10.2% of our total capital expenditures for 2003.

Back to Contents

Information Technology Systems

As a consistent corporate focus, we continue to improve our operational and management efficiency through the establishment and improvement of our information technology systems. Our information technology systems (CTG-MBOSS) include the business support systems, operation support systems and management information. Adoption of the enterprise application integration technology has allowed for smooth interconnection among all major systems of our company, enabling full information sharing within our company.

•	Our business support systems (BSS) include our business management system, billing and customer service systems and provide comprehensive and integrated support for various aspects of our business, such as customer relationship management, new service request responses, billing and network error reporting and correction.

•	We have developed our operation support systems (OSS) and continue to enhance their functionality. These systems include an integrated network management system and a network resources system, and enable us to enhance network management capabilities, promptly correct network errors and improve resource utilization and network reliability. See “ — Support Networks.”

•	Our management support systems (MSS) include financial information, procurement and human resources management systems. These systems gather and process various operational and financial data for management, marketing and customer service purposes. Operating and financial data gathered by these systems allow us to analyze network usage patterns, monitor service quality and customer satisfaction, understand market demand and trends, determine network expansion needs and investment plans and formulate marketing strategies. We are in the process of further improving our management information systems and incorporating them into our enterprise resource planning system.

We believe that the development of our information technology systems will further enhance our market responsiveness and quality of customer services, and will significantly improve our operating efficiency, the management of our business and our competitiveness.

Competition

We compete with other telecommunications service providers in our wireline telephone, Internet, managed data and leased line services. All of our principal competitors are wholly or majority owned by the Chinese government. The government encourages orderly and fair competition in the telecommunications industry in China. Currently, providers of basic telecommunications services must apply for a license from the Ministry of Information Industry. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China. In China, there are currently two licensed mobile telecommunications service providers, China Mobile and China Unicom, and four wireline service providers, China Netcom Group, China Unicom, China Railcom and us. We face direct and indirect competition from our competitors in all of our businesses within our service regions. We expect the level of competition to increase as further deregulation occurs within the Chinese telecommunications industry. See “Risk Factors — Risk Relating to Our Business — We face increasing competition, which may adversely affect our business growth and results of operations.” and “— Regulatory and Related Matters — Licensing” included elsewhere under this item.

Back to Contents

Competition in Wireline Telephone Services

Local telephone services.   Mobile service substitution for our wireline telephone services has been the principal competition to our local telephone services. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China. Compared to these mobile service providers, our wireline telephone services continue to offer better voice quality, higher communication consistency, reliability and lower cost, and our wireless local access services also offer mobility within limited local areas. Mobile service providers, however, have the advantages of unrestricted mobility and roaming capability.

Until the mid-1990s, we were the sole licensed wireline local telephone services provider in our service regions. Our local telephone services currently compete with the wireline services offered by China Netcom Group and China Railcom, which have been licensed to provide local telephone services in our service regions. We compete with these operators primarily on the basis of brand name, network coverage, service quality and service offerings. In addition, we have a large customer base, which allows us to compete through economies of scale and to cross-sell our services to our existing customers.

Long distance telephone services.   We compete with China Unicom, China Railcom and China Netcom Group with respect to long distance telephone services using public switched telephone networks in our service regions. China Unicom and China Railcom are allowed to set their tariffs, subject to annual regulatory approval, for long distance services using public switched telephone networks and are therefore able to offer more competitive prices to customers. In addition, mobile telecommunications services have diverted some of the traffic from our long distance telephone services. We compete with these service providers on the basis of customer base, brand name, network resources, quality of service and marketing and distribution strength. Access to our long distance services does not require the dialing of any pre-set access number or personal identification number.

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

Competition in Internet and Managed Data Services

We compete with other service providers of Internet access services on the basis of customer base, brand name, coverage of access networks and cooperation with the providers of Internet content and applications. We compete with China Netcom Group, China Railcom, China Mobile and China Unicom for managed data services. We compete on the basis of end-to-end connectivity, network coverage, service quality and scale efficiency.

Competition in Leased Line Services

We compete with China Netcom Group, China Unicom and China Railcom in leased line services. We compete with them on the basis of the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer services.

Back to Contents

Competitive Implications of China’s Accession to WTO

Since China’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in China. Like domestic service providers, foreign operators are subject to the licensing requirements of the Ministry of Information Industry. In addition, investments by foreign operators may not exceed limits set forth in relevant laws and regulations with respect to the amount of investment and percentage of total investment that foreign operators are permitted to make in telecommunications enterprises in China. For example, the foreign ownership percentage in basic telecommunications services will be subject to a maximum limit of 49%. See “— Regulatory and Related Matters — Licensing” included elsewhere under this item.

Foreign operators may have competitive advantages over us in terms of financial and management resources, network management and technical expertise. On the other hand, because foreign operators currently are prohibited from establishing wholly owned subsidiaries in China, we believe that we are well positioned to establish strategic alliances with strong global operators. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We face increasing competition, which may adversely affect our business growth and results of operations.”

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in China, some of which have been registered with the Trademark Office of the PRC State General Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2005, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Us and China Telecom Group — Trademark License Agreement.”

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

Back to Contents

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

Telecommunications Regulations

China’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the then existing rules and policies for the telecommunications industry. They provide the primary regulatory framework for China’s telecommunications industry in the interim period prior to the finalization and adoption of the telecommunications law.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services. Basic telecommunications services include, among others, wireline local and domestic long distance telephone services, international telecommunications services, IP telephone services, mobile communications services, satellite communications services, Internet backbone and other data network transmission services, digital trunked communication services, and domestic telecommunications facility services. Value-added telecommunications services include, among others, value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services). Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces in China must apply for licenses from the Ministry of Information Industry. In accordance with the approval of the Ministry of Information Industry, we derive our exclusive rights to operate our businesses from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications businesses.

Back to Contents

China’s State Council has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications businesses subject to the approval of the Ministry of Information Industry and the Ministry of Commerce, formerly the Ministry of Foreign Trade and Economic Cooperation. Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises.

The table below summarizes the foreign ownership and geographic restrictions for telecommunications joint ventures in China:

Foreign Ownership Percentage and Geographic Restrictions
for Foreign-Invested Telecommunications Enterprises

As of December 31,

Sector	2001	2002	2003	2004	2005	2006	2007

Wireline				25% (3 cities)(1)		35% (17 cities)(2)	49% (nationwide)
Mobile	25% (3 cities)(1)	35% (17 cities)(2)		49% (17 cities)(2)		49% (nationwide)
Value-added	30% (3 cities)(1)	49% (17 cities)(2)	50% (nationwide)
Paging	30% (3 cities)(1)	49% (17 cities)(2)	50% (nationwide)

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities are Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Xiamen, Xian, Taiyuan and Wuhan.

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

Back to Contents

Currently, the monthly fee and usage fee for wireline local telephone services are determined by the relevant provincial communications administrations and provincial price bureaus, based on a guidance tariff range set by the Ministry of Information Industry in consultation with the State Development and Reform Commission. Tariffs for all domestic and international long distance services using public switched telephone networks, leased lines and other basic telecommunications services are fixed jointly by the Ministry of Information Industry and the State Development and Reform Commission. Tariffs for telecommunications services in respect of which effective competition has already developed, as determined by the Ministry of Information Industry according to the market conditions, may be set by the service providers. We derive a substantial portion (in excess of 70%) of our revenue from services that are subject to government guidance tariffs and government fixed tariffs. Currently, the Ministry of Information Industry allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks, such as telephone information, caller identification, voice mail and video conferencing services, to be set by service providers.

There is uncertainty with respect to how the Ministry of Information Industry would make a determination regarding effective competition as the Ministry has not publicly disclosed the criteria it uses for determining whether a certain type of service should be subject to market based tariffs. Under the Telecommunications Regulations, cost should be the primary basis for tariff setting, but the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services. The Ministry of Information Industry has not provided a timetable for tariff deregulation or indicated that service providers will eventually be permitted to freely set all tariffs.

Over the past few years, the Chinese government has adjusted the tariffs for telecommunications services, including the elimination of connection fees in July 2001. See “— B. Business Overview — Wireline Telephone Services” included elsewhere under this item. In general, we expect these adjustments to stimulate the overall usage of our telecommunications services. We also expect that increased flexibility in setting certain tariffs will allow us to better respond to changes in market demand and competitive conditions. For a discussion on the impact of these adjustments on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects.”

The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing mandatory or guidance tariff rates, which are attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Our revenues may be adversely affected by reductions in tariffs mandated by the Chinese government.”

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

The Telecommunications Regulations further provide that the technical standards and settlement methods for network interconnections be formulated by the Ministry of Information Industry. In accordance with these regulations, China Telecom Group has entered into various interconnection agreements with other telecommunications service providers, including China Mobile, China Unicom, China Netcom Group and China Railcom.

Back to Contents

In October 2003, the Ministry of Information Industry promulgated a new regulation on interconnection between public telecommunications networks. In addition to formalizing certain existing interconnection rules, the new regulation provides for the interconnection settlement arrangements among mobile operators and provide further detailed implementation mechanisms in relation to revenue sharing and settlement arrangements. This new regulation has no significant impact on wireline operators such as us.

The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls before and after the regulatory adjustment in 2001(1):

Network from Which Calls Originated	Network at Which Calls Terminated	Old Settlement Arrangement			New Settlement Arrangement

Mobile operator	Wireline local operator	(1)	Mobile operator collects the cellular usage charge from its subscribers	(1)	Mobile operator collects the cellular usage charge from its subscribers

		(2)	Mobile operator pays RMB0.05 per minute to wireline operator	(2)	Mobile operator pays RMB0.06 per minute to wireline operator

Wireline local operator	Mobile operator		No revenue sharing or settlement		No revenue sharing or settlement

Wireline local operator A	Wireline local operator B	(1)	Operator A collects the usage charge from its subscribers

		(2)	In the case of intra-district calls, operator A pays RMB0.06 per minute to operator B. In the case of inter-district calls, the operator whose inter-district transmission facility is used in transmitting the call gets 90% of the usage charge and the other operator gets 10%.

Mobile operator A	Mobile operator B		No revenue sharing		Operator A collects the usage charge from its subscribers and pays RMB0.06 per minute to operator B

(1)	Except for settlement arrangement between mobile operators which became effective in 2003.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network domestic long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement

Wireline local or mobile operator A	Wireline local or mobile operator B, through the long distance network of operator C	RMB0.06 per minute for operator A, RMB0.06 per minute for operator B, the rest of the long distance tariff for operator C

Back to Contents

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement

Domestic wireline local or mobile operator A	International long distance operator B, through the domestic long distance network of operator C to international gateway	RMB0.06 per minute for operator A, not more than RMB0.54 per minute for operator C, the rest of the international long distance tariff for operator B, where operator A and operator B, or operator B and operator C can be the same operator

International long distance operator A	Domestic wireline local or mobile operator B, through domestic long distance network of operator C and international gateway of operator D	RMB0.06 per minute for operator B, not more than RMB0.54 per minute for operator C, the rest of the international long distance tariff for operator D, where operator B and operator C, or operator C and operator D can be the same operator

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement

Wireline or mobile network A	Wireline local or mobile operator B through the VoIP network of operator C	(1)	Operator C collects the VoIP long distance charges from its subscribers

		(2)	Operator C pays RMB0.06 per minute to operator B on the terminating end

		(3)	No settlement between operator C and operator A on the originating end

Effective November 1, 2002, the Ministry of Information Industry has unified the minimum level of the termination rate for international calls, including for this purpose calls from Hong Kong, Macau and Taiwan, terminating in mainland China. Such termination rate is required to be no less than US$0.17 per minute, but can be higher based upon negotiations between the carriers.

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

Back to Contents

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

The Ministry of Information Industry has recently required all Chinese telecommunications operators to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under those transitional measures, China Telecom Group will assume the responsibility for investing in and constructing the necessary network facilities in remote villages of some provinces. We may, at the request of China Telecom Group, operate and maintain such network facilities, while China Telecom Group will compensate us for the related expenses.

C. Organization Structure

See “— A. History and Development of the Company — Our Restructuring and Initial Public Offering” included elsewhere under this item.

D. Property, Plants and Equipments

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and a supplemental connected transactions agreement on October 26, 2003. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Us and China Telecom Group — Centralized Services Agreement.”

Back to Contents

Owned Properties

We use approximately 38.4 million square meters of land and premises throughout our service regions as offices, retail outlets and machine rooms. Although a majority of the land and building titles to these properties have been registered in our name after they were acquired by us as part of our restructuring, certain land and building titles to these properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge of, or interference with, our right to use these properties.

Leased Properties

We lease from China Telecom Group and/or its affiliates and third parties approximately 22,551 properties throughout our service regions. China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group — Property Leasing Agreements.”

Item 5.     Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 33 to our audited financial statements, included elsewhere in this annual report, contains information relating to the nature and effect of significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income and shareholders’ equity. Since China Telecom Group controlled the telecommunications operations and the related assets transferred to us prior to our restructuring and continues to control us after our restructuring, the financial data of the telecommunications operations transferred to us presented in this section and in our audited financial statements included elsewhere in this annual report for periods prior to our incorporation have been combined in a manner similar to a pooling-of-interests. The assets and liabilities of the entities being combined are carried forward at their recorded historical amounts, and the book value of the assets and liabilities and the revenue and expenses of each of these entities for the periods prior to our incorporation are added together to prepare our financial statements. On December 31, 2003, we acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisition of the acquired companies has been treated as a “combination of entities under common control”, which was accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisition are presented based on those restated amounts. The income statement data for the years ended December 31, 2001 and 2002 include the results of the assets retained by China Telecom Group after our restructuring in 2001 and the acquisition in 2003. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2002. The balance sheet data as of December 31, 2001 include data related to the assets retained by China Telecom Group. These assets are not reflected in our balance sheet as of and after December 31, 2002.

Back to Contents

Overview

We are the leading provider of wireline telephone, Internet and managed data and leased line services in ten regions in China. Our service regions consist of Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province.

Financial Overview

Our operating revenue increased while our operating expenses grew at a rate below our revenue growth rate. The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,

	2001		2002		2003

	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue

	(RMB in millions, except percentage data)
Operating Revenue:
Wireline telephone services: (1)
Local:
Installation fees	1,264	1.3%	1,575	1.4%	1,831	1.5%
Monthly fees	15,300	15.2	18,998	17.4	20,429	17.3
Local usage fees	32,502	32.3	34,433	31.4	35,761	30.2

Sub-total	49,066	48.8	55,006	50.2	58,021	49.0

Domestic long distance(2)	20,625	20.5	20,123	18.4	19,888	16.8
International, Hong Kong, Macau
and Taiwan long distance(2)	3,785	3.8	3,694	3.4	3,770	3.2
Interconnection(3)	5,316	5.3	5,921	5.4	6,444	5.4
Upfront connection fees	8,896	8.9	8,554	7.8	7,885	6.7

Sub-total	87,688	87.3	93,298	85.2	96,008	81.1

Internet and managed data services:
Internet(4)	2,800	2.8	4,914	4.5	8,160	6.9
Managed data(5)	2,052	2.0	2,431	2.2	2,540	2.1

Sub-total	4,852	4.8	7,345	6.7	10,700	9.0

Leased line services	4,040	4.0	4,214	3.8	3,915	3.3
Other services(6)	3,917	3.9	4,707	4.3	7,828	6.6

Total operating revenue	100,497	100.0%	109,564	100.0%	118,451	100.0%

Back to Contents

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling card services. Revenue from prepaid calling card services is recognized as the services are provided to our customers.

(2)	Includes revenue from our VoIP long distance services.

(3)	Includes charges to domestic and foreign telecommunications operators for delivery of calls connecting to our wireline telecommunications networks.

(4)	Includes revenue from dial-up and broadband Internet access services.

(5)	Includes revenue from DDN, frame relay and ATM services.

(6)	Includes revenue from value-added telecommunications services, sale, repair and maintenance of certain customer-end equipment and lease of telecommunications network facilities.

Our total operating revenue is mainly affected by the number of our subscribers, the level of usage of our services and the levels and structure of our tariffs. Our total operating revenue increased from RMB109,564 million in 2002 to RMB118,451 million, or 8.1%, in 2003 primarily due to the growth in our local telephone service revenue, Internet service revenue and revenue from other services. Revenue from other services primarily includes revenue from value-added telecommunications services, sale, repair and maintenance of certain customer-end equipment and lease of telecommunications network facilities. Revenue from our managed data and interconnection services increased steadily, while revenue from our long distance services and leased line services decreased.

Revenue from our local telephone services increased by 5.5% from RMB55,006 million in 2002 to RMB 58,021 million in 2003, primarily as a result of the increase in our subscribers and the total usage. The number of our telephone access lines in service increased from 96.8 million as of December 31, 2002 to 118.1 million as of December 31, 2003. The wireline penetration rate in our service region was 22.8% as of December 31, 2003. We expect increases in the penetration rate will continue to drive the growth of our revenue from local telephone services.

Revenue from our domestic long distance services decreased by 1.2% in 2003, primarily due to a decrease in the actual average price caused by the increase in the proportion of VoIP calls. Revenue from our international, Hong Kong, Macau and Taiwan long distance services increased 2.1% in 2003, as a result of increased usage.

Back to Contents

Revenue from Internet services increased rapidly by 66.1% from 2002 to 2003 due primarily to the broadband subscriber growth. Revenue from managed data services increased by 4.5% due to the usage growth. Revenue from our Internet services accounted for 6.9% of our total operating revenue in 2003, compared to 4.5% in 2002. We expect the percentage of revenue contribution from our Internet services to continue to increase as our subscribers and the total usage continue to grow.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,

	2001		2002		2003

	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue

	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	30,175	30.0%	33,005	30.1%	32,921	27.8%
Network operations and support(1)	25,569	25.5	24,139	22.0	22,759	19.2
Selling, general and administrative(1)	9,880	9.8	10,235	9.4	12,176	10.3
Personnel	10,392	10.3	13,315	12.2	15,251	12.9
Interconnection charges and other expenses	1,865	1.9	2,873	2.6	2,896	2.4

Total operating expenses	77,881	77.5%	83,567	76.3%	86,003	72.6%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by 2.9%, from RMB83,567 million in 2002 to RMB86,003 million in 2003. Our network operations and support expenses decreased by 5.7% in 2003. Our depreciation and amortization expenses remained stable in 2003. Our selling, general and administrative expenses and our personnel expenses increased, while our interconnection and other operating expenses remained at similar levels to those in 2002. As a percentage of total operating revenue, total operating expenses decreased to 72.6% in 2003 from 76.3% in 2002.

The following table sets forth our total operating revenue, operating expenses, operating income and net income in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,

	2001		2002		2003

	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue

	(RMB in millions, except percentage data)

Operating revenue	100,497	100.0%	109,564	100.0%	118,451	100.0%
Operating expenses	77,881	77.5%	83,567	76.3%	86,003	72.6%
Operating income	22,616	22.5%	25,997	23.7%	32,448	27.4%
Net income	9,986	9.9%	9,773	8.9%	24,686	20.8%
Cash flows from operating activities	46,648	—	52,158	—	46,884	—

Our operating income increased by 24.8%, from RMB25,997 million in 2002 to RMB32,448 million in 2003, primarily as a result of the increase in our operating revenue and a lower corresponding rate of increase in our operating expenses.

Back to Contents

Overview of Our Services

Our operating revenue depends largely on customer base, usage volume, which have grown significantly for most of our services in recent years, as well as the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated. Please see “Item 4. Information on the Company — B. Business Overview” for a detailed discussion of these operating data.

	As of or for the year ended December 31,

	2001	2002	2003

Local Telephone:
Access lines in service (in millions)	80.8	96.8	118.1
Wireline penetration rate	15.6%	18.6%	22.8%
Total pulses (in billions)(1)	323.8	346.4	346.9
Domestic Long Distance:
Total outgoing call minutes carried (in billions)	42.7	46.8	53.8
International, Hong Kong, Macau and Taiwan Long Distance:
Total outgoing call minutes carried (in billions)	1.6	1.5	1.6
Dial-up Internet Access:
Number of subscribers (in millions)	14.0	17.6	16.3
Dial-up on-line usage (minutes in billions)	64.7	57.1	38.5
Broadband Access:
Number of DSL subscribers (in thousands)	336.6	1,426.1	4,146.8
Number of FTTx+LAN subscribers (in thousands)	138.2	429.9	1,461.4
Number of other broadband access subscribers (in thousands)	8.4	18.1	22.2
Managed Data (bandwidth leased in thousands):
DDN (x64Kbps)	222.4	278.3	366.1
Frame relay (x128Kbps)	27.7	39.8	76.8
ATM (x2Mbps)	8.0	15.9	16.9
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	113.6	122.7	128.6
Value-added Services
Penetration rate of caller ID service	28.3%	41.5%	53.7%
Usage of telephone information services (minutes in billions)	5.3	6.3	13.4

(1)	Minutes reported were converted from pulses through a statistical sampling of actual calling pattern.

The number of our local access lines in service and usage of our local voice services in terms of pulses, increased 22.0% and 7.2% in 2003, respectively. We experienced rapid growth in Internet access subscribers and usage. Subscribers for our broadband access services grew significantly from 1.9 million as of December 31, 2002 to 5.6 million as of December 31, 2003.

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

Back to Contents

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

Revaluation.   As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued as of December 31, 2001, and the property, plant and equipment of the companies that we acquired in 2003 were revalued as of December 31, 2002. Subsequent to that revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Back to Contents

Revenue Recognition for Upfront Connection and Installation Fees

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

A. Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenue

Our operating revenue grew by RMB8,887 million, or 8.1%, from RMB109,564 million in 2002 to RMB118,451 million in 2003. This increase primarily reflected increases in revenue from local telephone services, Internet services and other services.

Local Telephone Services. Revenue from our local wireline telephone services increased by 5.5%, from RMB55,006 million in 2002 to RMB58,021 million in 2003. This increase was primarily due to subscriber growth and usage increase, attributable to the economic development in our service areas. Revenue from local telephone services accounted for 49.0% of our total operating revenue in 2003, compared to 50.2% in 2002. As of December 31, 2003, the total number of our local telephone access lines increased by 21.3 million, or 22.0%, from 96.8 million in 2002 to 118.1 million in 2003.

•	Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees increased by 16.3%, from RMB1,575 million in 2002 to RMB1,831 million in 2003. The increase was primarily due to the continuous increase in the number of our access lines in service in recent years.

•	Monthly Fees. Monthly fee revenue increased by 7.5%, from RMB18,998 million in 2002 to RMB20,429 million in 2003, primarily due to an increase in the average number of our access lines in service.

•	Local Usage Fees. Our local usage includes local voice usage and dial-up Internet usage. Revenue from local usage fees increased by 3.9%, from RMB34,433 million in 2002 to RMB35,761 million in 2003. While usage of dial-up Internet services, with lower fees than those for voice services, declined 26.6% from 2002, which we believe is a result of customer migration to our broadband services, voice usage grew 7.2% to 294.2 billion pulses in 2003 from 274.5 billion pulses in 2002.

Domestic Long Distance Services. Domestic long distance revenue decreased by 1.2%, from RMB20,123 million in 2002 to RMB19,888 million in 2003. While total usage of our domestic long distance services increased, the increased usage reflected mainly increase in usage of our substantially lower-priced VoIP services. The total transmission volume for our domestic long distance services increased from 2002 by 15.0%, to 53.8 billion minutes in 2003. The decrease in domestic long distance revenue was due to a decrease in actual price caused by the increase in the proportion of VoIP calls.

Back to Contents

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services increased by 2.1%, from RMB3,694 million in 2002 to RMB3,770 million in 2003. Total usage of international, Hong Kong, Macau and Taiwan long distance services (including calls originated from wireline and mobile subscribers) increased by 8.4%, from 1.5 billion minutes in 2002 to 1.6 billion minutes in 2003.

Interconnection Services. Revenue from interconnection fees increased by 8.8%, from RMB5,921 million in 2002 to RMB 6,444 million in 2003. This increase was primarily due to an increase in interconnection volume. In 2003, our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB3,596 million, representing an increase of 16.3% compared to 2002.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by 7.8%, from RMB8,554 million in 2002 to RMB7,885 million in 2003.

Internet Services. Internet access services revenue increased by 66.1%, or RMB3,246 million, from RMB4,914 million in 2002 to RMB8,160 million in 2003. Revenue from our Internet services as a percentage of our total operating revenue also increased from 4.5% in 2002 to 6.9% in 2003. This increase was primarily due to the significant increase in broadband revenue caused by the rapid expansion of our broadband subscriber base. The number of our broadband subscribers increased from 1.9 million as of December 31, 2002 to 5.6 million as of December 31, 2003. We believe that revenue from our broadband Internet services will remain a major driver for our revenue growth.

Managed Data Services. Revenue from managed data services increased by 4.5%, from RMB2,431 million in 2002 to RMB2,540 million in 2003. The increase was primarily due to usage growth, which was offset by the effect of pricing packages we implemented in order to increase loyalty of our customers. The total leased bandwidth of our DDN services was 366,100x 64Kbps as of December 31, 2003, representing an increase of 31.6% from that as of December 31, 2002. The total leased bandwidth of our ATM services was 16,900x 2Mbps as of December 31, 2003, representing an increase of 6.6% from that as of December 31, 2002, and the total leased bandwidth of our frame relay services was 76,800x 128Kbps as of December 31, 2003, representing an increase of 93.0% from that as of December 31, 2002. The increase in our leased bandwidth of managed data services was a result of the continuous economic growth and an increase in demand for managed data services in our service regions.

Leased Line Services. Revenue from leased line services decreased by 7.1%, from RMB4,214 million in 2002 to RMB3,915 million in 2003. The decrease in revenue was mainly due to a decrease in the prices of our leased line services caused by a change in our customer mix. As of December 31, 2003, we leased out a total of 129,000 2Mbps equivalent digital circuits, an increase of 4.8% from 2002. Demand for our leased line services from large enterprise customers continued to increase, although offset by the reduced volume of usage of other telecommunications operators since they increased usage of their own networks.

Other Services. Revenue from other services increased by 66.3%, from RMB4,707 million in 2002 to RMB7,828 million in 2003, primarily due to an increase in revenue from our value-added telecommunications services and revenue from the sale, repair and maintenance of customer-end equipment. Revenue derived from these services accounted for 6.6% of our total operating revenue in 2003, as compared to 4.3% in 2002.

Back to Contents

Operating Expenses

Total operating expenses increased by 2.9%, from RMB83,567 million in 2002 to RMB86,003 million in 2003, which is lower than the growth rate of our revenue in 2003. Our network operations and support expenses decreased and our depreciation and amortization expenses remained stable in 2003. Our selling, general and administrative expenses and our personnel expenses increased, while our interconnection and other operating expenses remained at similar levels to those in 2002.

Depreciation and Amortization. Our depreciation and amortization expenses decreased slightly by 0.3%, from RMB33,005 million in 2002 to RMB32,921 million in 2003, mainly due to our tightened control over capital expenditures. The depreciation and amortization expenses as a percentage of our operating revenue decreased from 30.1% in 2002 to 27.8% in 2003.

Network Operations and Support. Excluding personnel related costs of RMB9,124 million in 2003 and RMB8,089 million in 2002, our network operations and support expenses decreased by 5.7%, from RMB24,139 million in 2002 to RMB22,759 million in 2003. This decrease was mainly due to a 21.8% decrease in our maintenance expenses, from RMB12,714 million in 2002 to RMB9,946 million in 2003, as we further centralized network maintenance and resource allocation and improved network utilization.

Selling, General and Administrative. Excluding personnel related costs of RMB6,127 million in 2003 and RMB5,226 million in 2002, our selling, general and administrative expenses increased to RMB12,176 million in 2003 from RMB10,235 million in 2002. Selling and marketing expenses increased by 71.9% from RMB4,235 million in 2002 to RMB7,280 million in 2003 due to the expansion of our subscriber base. General and administrative expenses decreased by 18.4%, from RMB6,000 million in 2002 to RMB4,896 million in 2003 due to our strict expenditure control.

Personnel Expenses. Personnel expenses increased by 14.5%, from RMB13,315 million in 2002 to RMB15,251 million in 2003. This increase was primarily due to an increase in the employee compensation pursuant to our merit-based compensation system in order to retain and motivate competent personnel, and to bring our compensation in line with the prevailing market standards.

Interconnection Charges and Other Expenses. Interconnection and other expenses remained stable at RMB2,896 million in 2003, compared to RMB2,873 million in 2002.

Net Finance Costs

Our cash flows from operating activities enabled us to repay a large amount of bank loans in 2003. By leveraging our high credit ratings from domestic banks in China and our financial risk control, we have swapped some of our long-term loans with short-term loans, which have lower interest rates. This contributes to the decrease in our finance costs. In addition, our gross interest expense in 2003 decreased by RMB311 million from 2002 as a result of the repayment of bank loans and the utilization of short-term loans, and our net interest expense also decreased from RMB2,005 million in 2002 to RMB1,713 million in 2003. We had a net foreign exchange loss of RMB377 million in 2003, compared to a net foreign exchange loss of RMB313 million in 2002.

Back to Contents

Income Tax

Our statutory income tax rate is 33%. In 2003, our income tax expense was RMB5,933 million, representing an effective tax rate of 19.3%. The difference between the statutory tax rate and our effective tax rate was primarily due to the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China and the exclusion of the upfront connection fees from taxable revenue. See Note 23 to our audited financial statements included elsewhere in this annual report for further detail in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income

Our net income reached RMB24,686 million, with net margin of 20.8%.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.7% and 1.2% in 2001 and 2003, respectively. China experienced a slight deflation in 2002 at a rate of 0.8%.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information – D. Risk Factors – Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Rate Risk.” We do not currently hedge our foreign currencies exposure.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenue

Our operating revenue grew by RMB9,067 million, or 9.0%, from RMB100,497 million in 2001 to RMB109,564 million in 2002. This increase primarily reflected increases in revenue from local telephone services, Internet and managed data services, and interconnection and leased line services.

Local Telephone Services. Revenue from our local wireline telephone services increased by 12.1%, from RMB49,066 million in 2001 to RMB55,006 million in 2002. This increase was primarily due to increases in monthly fee revenue and local usage fee revenue, resulting from the expansion of our subscriber base. Revenue from local telephone services accounted for 50.2% of our total operating revenue in 2002, compared to 48.8% in 2001. The number of access lines in service in our service regions increased by 19.7%, from 80.8 million as of December 31, 2001 to 96.8 million as of December 31, 2002.

•	Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees increased by 24.6%, from RMB1,264 million in 2001 to RMB1,575 million in 2002. The increase was primarily due to the rapid increase in the number of our access lines in service in recent years.

•	Monthly Fees. Monthly fee revenue increased by 24.2%, from RMB15,300 million in 2001 to RMB18,998 million in 2002, primarily due to an increase in the average number of our access lines in service.

•	Local Usage Fees. Revenue from local usage fees increased by 5.9%, from RMB32,502 million in 2001 to RMB34,433 million in 2002. The increase was primarily due to an increase in local telephone usage volume, including dial-up Internet usage, which increased by 7.0%, from 323.8 billion pulses in 2001 to 346.4 billion pulses in 2002.

Domestic Long Distance Services. Domestic long distance revenue decreased by 2.4%, from RMB20,625 million in 2001 to RMB20,123 million in 2002. While total usage of our domestic long distance services increased, the increased usage reflected mainly increase in usage of our substantially lower-priced VoIP services. Total usage of domestic long distance services (including calls originated from wireline and mobile subscribers) increased by 9.6%, from 42.7 billion minutes in 2001 to 46.8 billion minutes in 2002.

Back to Contents

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by 2.4%, from RMB3,785 million in 2001 to RMB3,694 million in 2002. This revenue decrease was primarily due to a decrease in the usage of our international, Hong Kong, Macau and Taiwan long distance services as a result of increased competition. Total usage of international, Hong Kong, Macau and Taiwan long distance services (including calls originated from wireline and mobile subscribers) decreased by 4.4%, from 1.56 billion minutes in 2001 to 1.49 billion minutes in 2002.

Interconnection Services. Revenue from interconnection fees increased by 11.4%, from RMB5,316 million in 2001 to RMB5,921 million in 2002. This increase primarily reflected the settlement revenue we began to receive from China Telecom Group and international operators under our interconnection agreement with China Telecom Group and our arrangement with China Telecom Group for apportionment of international settlement, which amounted to RMB1,954 million in 2002. Such agreement and arrangement became effective on January 1, 2002. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements Relating to Our Restructuring and Initial Public Offering — Apportionment of International Settlement; — Ongoing Related Party Transactions between Us and China Telecom Group — Interconnection Agreement.” This increase was partially offset by a decrease in interconnection revenue from other operators of RMB1,349 million.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of wireline services. These upfront fees are deferred and recognized over 10 years. Effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount decreased by 3.8%, from RMB8,896 million in 2001 to RMB8,554 million in 2002.

Internet Services. Internet access services revenue increased by 75.5%, or RMB2,114 million, from RMB2,800 million in 2001 to RMB4,914 million in 2002. While usage of dial-up Internet services decreased, strong growth in broadband subscription fueled the increase in Internet access services revenue. Our broadband subscribers increased from 0.5 million as of December 31, 2001 to 1.9 million as of December 31, 2002, or 288.0%.

Managed Data Services. Revenue from managed data services increased by 18.5%, from RMB2,052 million in 2001 to RMB2,431 million in 2002, driven primarily by the growth in the usage of our managed data services. The total leased bandwidth of our DDN services was 278,300x 64Kbps as of December 31, 2002, representing an increase of 25.1% from that as of December 31, 2001. The total leased bandwidth of our ATM services was 15,900x 2Mbps as of December 31, 2002, representing an increase of 98.8% from that as of December 31, 2001, and the total leased bandwidth of our frame relay services was 39,800x 128Kbps as of December 31, 2002, representing an increase of 43.7% from that as of December 31, 2001.

Leased Line Services. Revenue from leased line services increased by 4.3%, from RMB4,040 million in 2001 to RMB4,214 million in 2002. This increase was fuelled by an 8.0% increase in bandwidth of digital circuits leased, which amounted to 122,700x 2Mbps as of December 31, 2002.

Other Services. Revenue from other services increased by 20.2%, from RMB3,917 million in 2001 to RMB4,707 million in 2002, primarily due to the rapid growth in our value-added telecommunications services and revenue from the sale, repairs and maintenance of customer-end equipment. Revenue derived from these services accounted for 4.3% of our total operating revenue in 2002, compared to 3.9% in 2001.

Back to Contents

Operating Expenses

Total operating expenses increased by 7.3%, from RMB77,881 million in 2001 to RMB83,567 million in 2002. This increase was mainly due to increases in personnel and interconnection expenses as a result of the increase in employee compensation pursuant to our merit-based compensation system, and the settlement payment we began to make to China Telecom Group and other international operators.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 9.4%, from RMB30,175 million in 2001 to RMB33,005 million in 2002, mainly due to increases in capital expenditures in recent years. In 2002, we tightened control over capital expenditures. As a result, the depreciation and amortization expenses increased by 9% in 2002, which was lower than the 13.4% increase in 2001.

Network Operations and Support. Excluding personnel related costs of RMB8,089 million in 2002 and RMB6,321 million in 2001, our network operations and support expenses decreased by 5.6%, from RMB25,569 million in 2001 to RMB24,139 million in 2002. This decrease was mainly due to a 15.0% decrease in our maintenance expenses, from RMB14,963 million in 2001 to RMB12,714 million in 2002, as a result of our efforts to further centralize network maintenance and resource allocation and improved network utilization.

Selling, General and Administrative. Excluding personnel related costs of RMB5,226 million in 2002 and RMB4,071 million in 2001, our selling, general and administrative expenses increased to RMB10,235 million in 2002 from RMB9,880 million in 2001. Selling and marketing expenses increased by 5.5%, from RMB4,016 million in 2001 to RMB4,235 million in 2002. General and administrative expenses increased by 2.3%, from RMB5,864 million in 2001 to RMB6,000 million in 2002.

Personnel Expenses. Personnel expense increased by 28.1%, from RMB10,392 million in 2001 to RMB13,315 million in 2002. This increase was primarily due to an increase in the employee compensation pursuant to our merit-based compensation system in order to retain and motivate competent personnel, and to bring our compensation in line with the prevailing market standards.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by 54.0%, from RMB1,865 million in 2001 to RMB2,873 million in 2002. This increase was primarily due to the settlement payment we began to make to China Telecom Group and international operators under our interconnection agreement with China Telecom Group and our arrangement with China Telecom Group for apportionment of international settlement, which amounted to RMB2,160 million in 2002. Such agreement and arrangement became effective on January 1, 2002. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements Relating to Our Restructuring and Initial Public Offering — Apportionment of International Settlement; — Ongoing Related Party Transactions between Us and China Telecom Group — Interconnection Agreement.” This increase was partially offset by a decrease in domestic interconnection expenses payable to other operators of RMB1,129 million.

Net Finance Costs

We had net finance costs of RMB2,144 million in 2002, compared to net finance costs of RMB876 million in 2001, primarily due to a net foreign exchange loss of RMB313 million in 2002, compared to a net foreign gain of RMB472 million in 2001. In addition, while our gross interest expense in 2002 decreased by RMB56 million from 2001 as a result of the repayment of bank loans, net interest expense increased from RMB1,661 million in 2001 to RMB2,005 million in 2002. This increase was primarily due to a reduction in the amount of capitalized interest of RMB400 million following a decrease in our capital expenditures.

Back to Contents

Income Tax

Our statutory income tax rate is 33%. In 2002, we recorded an income tax benefit of RMB582 million, primarily due to an asset revaluation deficit of RMB 14,690 million in connection with the reorganization of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited.

Net Income

Net income decreased from RMB9,986 million in 2001 to RMB9,773 million in 2002.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,

	2001	2002	2003

	(RMB in millions)
Cash flows from operating activities	46,648	52,158	46,884
Net cash used in investing activities	(55,844)	(47,060)	(40,781)
Net cash (used in)/from financing activities	(1,465)	5,890	(14,669)

(Decrease)/increase in cash and cash equivalents	(10,661)	10,988	(8,566)

Cash and cash equivalents decreased by 45.8%, from RMB18,685 million as of December 31, 2002 to RMB10,119 million as of December 31, 2003. Our net cash outflow was RMB8,566 million in 2003, as opposed to a net cash inflow of RMB10,988 million in 2002, primarily due to, on the one hand, the net proceeds of RMB10,659 million raised from our initial public offering in 2002 and, on the other hand, our cash payment of RMB11,000 million in 2003 as part of the acquisition consideration for the telecommunications assets from China Telecom Group.

Our principal source of liquidity is cash generated from operating activities, which reached RMB46,884 million in 2003, a decrease of RMB5,274 million from RMB52,158 million in 2002. This decrease was primarily due to our cash payment of RMB6,461 million for income tax in 2003, compared to RMB666 million in 2002.

Net cash used in investing activities decreased by 13.3%, from RMB47,060 million in 2002 to RMB40,781 million in 2003 due to a further decrease in capital expenditures.

Net cash used in financing activities was RMB14,669 million in 2003, compared with a net cash inflow of RMB5,890 million in 2002. This change was primarily due to, on the one hand, the net proceeds raised from our initial public offering in 2002 and, on the other hand, our cash payment in 2003 as part of the acquisition consideration for the telecommunications assets from China Telecom Group. In addition, we repaid certain amount of our bank loans in 2003. Our net repayment of bank loans increased from RMB1,096 million in 2002 to RMB2,722 million in 2003.

We declared and distributed dividends of RMB673 million to our shareholders in 2003. In respect of the companies we acquired in 2003, the net amount of cash distributed by these companies to China Telecom Group (defined as cash distributions minus cash contributions) was RMB136 million in 2003 and RMB3,134 million in 2002.

Back to Contents

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB71,162 million as of December 31, 2003, compared to a deficit of RMB65,848 million as of December 31, 2002. The increase in our working capital deficit was primarily due to our cash payment of RMB11,000 million as part of the acquisition consideration for the telecommunications assets from China Telecom Group.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings, will be sufficient to satisfy our future working capital requirements and capital expenditures at least through 2004. If we decide to proceed with our acquisition of certain telecommunications assets from China Telecom Group as described under Item 4. Information on the Company—A. History and Development of the Company—Preliminary Discussion with China Telecom Group with respect to A Potential Acquisition, we plan to fund the acquisition through an equity issunace. We have not made a decision on the offering structure of any new issuance and allotment.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	Year Ended December 31,

	2001	2002	2003

	(RMB in millions)
Short-term debt	33,914	40,336	40,097
Current portion of long-term debt	8,716	5,674	6,434
Long-term debt, excluding current portion	21,782	17,594	49,665

Total debt	64,412	63,604	96,196

We finance a significant portion of our business operations with short-term loans obtained from commercial banks in China. Short-term loans constituted approximately 23.2% of our total liabilities as of December 31, 2003. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain credit on favorable terms to meet our financing requirements. As of December 31, 2003, we had available credit facilities of RMB17,829 million from which we can draw upon. The weighted average interest rate of our short-term debt was 4.6% as of December 31, 2003, representing a decrease of 10 basis points from that as of December 31, 2002.

Our total debt increased by RMB32,592 million from RMB63,604 million as of December 31, 2002 to RMB96,196 million as of December 31, 2003, primarily due to the deferred consideration of RMB35,000 million payable to China Telecom Group as part of our acquisition consideration for the telecommunications assets in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province. We may prepay all or, from time to time, a part of the deferred consideration at any time within a ten-year period without penalty. We will pay interest to China Telecom Group at semi-annual intervals on the actual amount of the deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after December 31, 2003. This rate will be adjusted on the fifth anniversary of the completion of the acquisition on December 31, 2003 based on the then current Renminbi lending rate of the Chinese commercial banks for loans with tenure of more than five years. Consequently, our debt-to-asset ratio (total debt divided by total assets) increased from 20.9% in 2002 to 31.5% in 2003, which we believe is a reasonable level.

Excluding the deferred consideration of RMB35,000 million for the acquisition consideration, our long-term debt (including current portion) decreased from RMB23,268 million as of December 31, 2002 to RMB21,099 million as of December 31, 2003, while our short-term debt decreased from RMB40,336 million as of December 31, 2002, to RMB40,097 million as of December 31, 2003.

Back to Contents

Of our total debt as of December 31, 2003, 94.4%, 3.0%, 2.1% and 0.5% were denominated in Renminbi, Japanese yen, U.S. dollars and Euro, respectively. We do not currently hedge our foreign currencies exposure.

Our short-term and long-term debt do not contain any financial covenants which materially restrict our operations. We do not have any financial instruments held for trading purposes, and as of December 31, 2003, we did not hold any derivative instruments which are designated and qualified as hedging instruments.

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2003 may differ from the amounts indicated below.

	Year Ended December 31,

	2000	2001	2002	2003	2004 (Planned)	2005 (Planned)

	(RMB in millions)
Total capital expenditures	55,115	58,815	45,014	42,819	42,000	41,600

The total amount of our capital expenditures decreased by 4.9%, from RMB45,014 million in 2002 to RMB42,819 million in 2003. The decrease was primarily due to improved utilization of network resources.

In 2003, we continued to implement our prudent policy on capital expenditures and further optimized the allocation of our capital expenditures. We focused on investments on our access networks in order to respond to the rapid subscriber growth. We also increased our investment on our Internet networks. We have efficiently utilized the capabilities of our existing networks and tightened control over our investments. We have also reduced the acquisition cost of our equipment through our centralized purchasing program.

Capital Resources

We expect to fund our capital expenditure needs through a combination of cash generated from our operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient capital resources to satisfy our capital expenditure requirements for the foreseeable future.

Back to Contents

C. Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network system and the rollout of our new applications and services. Our research and development is carried out by 1,042 experts and researchers in our research centers. These researchers focus on network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include fiber optic transmission technology, mobile communications technology, next generation networks, broadband access, data communications, operation and service support systems and development of value-added services.

D. Trend Information.

Please refer to our discussion in each section under “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E. Off-Balance Sheet Arrangements

As of December 31, 2003, we do not have any outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2003: ,

	Payable in

	Total	2004	2005	2006	2007	Thereafter

Contractual Obligations:	(RMB in millions)
Short-term debt	40,097	40,097	—	—	—	—
Long-term debt	56,099	6,434	5,386	5,590	1,060	37,629
Operating lease commitments	1,192	500	200	117	113	262
Capital commitments	6,204	6,204	—	—	—	—

Total contractual obligations	103,592	53,235	5,586	5,707	1,173	37,891

G. US GAAP Reconciliation

Our financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The difference, as it applies to our financial statements, relates to the US GAAP requirement that property, plant and equipment be carried at historical cost, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated. See Note 33 to our financial statements included elsewhere in this annual report for further information relating to this difference and a description of recently issued accounting standards.

Item 6.     Directors, Senior Management and Employees.

A. Directors and Senior Management

Directors and Senior Officers

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, China 100032.

Back to Contents

Name	Age	Position

Zhou Deqiang	62	Chairman of the board of directors and Chief Executive Officer
Chang Xiaobing	47	Executive director and President
Wu Andi	49	Executive director, Executive Vice President and Chief Financial Officer
Zhang Jiping	48	Executive director and Executive Vice President
Huang Wenlin	50	Executive director and Executive Vice President
Li Ping	50	Executive director, Executive Vice President and Company Secretary
Wei Leping	58	Executive director and Executive Vice President
Cheng Xiyuan	60	Executive director
Feng Xiong	58	Executive director
Zhang Youcai	63	Independent non-executive director
Shi Wanpeng	67	Independent non-executive director
Vincent Lo Hong Sui	56	Independent non-executive director
Wang Qi	49	Controller

Zhou Deqiang, 62, is Chairman of our board of directors and Chief Executive Officer in charge of the overall management of our company. Mr. Zhou is a professor level Senior Engineer. He graduated in 1968 from Nanjing Institute of Posts and Telecommunications with a major in wireline telecommunications. Prior to joining China Telecom Group in May 2000, Mr. Zhou served as a Vice Minister of the Ministry of Information Industry, or the MII, and its predecessor ministry, the Ministry of Posts and Telecommunications, or the MPT, a Deputy Director General and Director General of Anhui Posts and Telecommunications Administration, or PTA, and a Deputy Chief Engineer of Beijing Long Distance Telephone Bureau. Mr. Zhou is also President of China Telecom Group. Mr. Zhou has in-depth industry knowledge and 35 years of extensive operational and managerial experience in the telecommunications industry in China.

Chang Xiaobing, 47, is an executive director and President in charge of market development of our company. Mr. Chang is a professor level Senior Engineer. He graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. Prior to joining China Telecom Group in May 2000, Mr. Chang served as a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, a Deputy Director General of the Directorate General of Telecommunications, or DGT, of the MPT, and a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PTA. Mr. Chang is also a Vice President of China Telecom Group. Mr. Chang has 22 years of operational and managerial experience in the telecommunications industry in China.

Wu Andi, 49, is an executive director, Executive Vice President and the Chief Financial Officer in charge of the financial management of our company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a post-graduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecom Group in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. Ms. Wu is also a Vice President of China Telecom Group. Ms. Wu has 22 years of financial experience in the telecommunications industry in China.

Back to Contents

Zhang Jiping, 48, is an executive director and Executive Vice President in charge of the network construction and operations of our company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.S. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a post-graduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecom Group in May 2000, Mr. Zhang was a Deputy Director General of the DGT of the MPT, and a Deputy Director General of Liaoning PTA and Director of the Network Management Center of the Liaoning PTA. Mr. Zhang is also a Vice President of China Telecom Group. Mr. Zhang has 22 years of operational and managerial experience in the telecommunications industry in China.

Huang Wenlin, 50, is an executive director and Executive Vice President in charge of the human resources management of our company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a concentration in engineering management. Prior to joining China Telecom Group in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also a Vice President of China Telecom Group. Ms. Huang has 29 years of operational and managerial experience in the telecommunications industry in China.

Li Ping, 50, is an executive director, Executive Vice President and Company Secretary in charge of the investor relationship management of our company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the State University of New York at Buffalo in 1989. Prior to joining China Telecom Group in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, a Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and a Deputy Director General of the DGT of the MPT. Mr. Li is also a Vice President of China Telecom Group. Mr. Li has extensive experience in managing public companies and 28 years of operational and managerial experience in the telecommunications industry in China.

Wei Leping, 58, is an executive director and Executive Vice President in charge of the research and development work of our company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received a M.S. degree in communication and information systems from the Research Institute of Post and Telecommunications. Prior to joining China Telecom Group in April 2001, Mr. Wei served as a Deputy Director of the Telecommunications Research Institute of the MII, a Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and a Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecom Group. Mr. Wei has 26 years of experience in research and development for network technologies in the telecommunications industry in China.

Back to Contents

Cheng Xiyuan, 60, is an executive director of our company. Mr. Cheng is a professor level Senior Engineer. He graduated from Chongqing Institute of Military Telecommunications and Engineering in 1968 with a major in telecommunications. Prior to joining China Telecom Group, Mr. Cheng served as Director General of Shanghai Long Distance Telephone Bureau, and a Deputy Director General, Director General and Chief Engineer of Shanghai PTA. Mr. Cheng currently serves as General Manager of China Telecom Group Shanghai Corporation and has 35 years of operational and managerial experience in the telecommunications industry in China.

Feng Xiong, 58, is an executive director of our company. Mr. Feng is a professor level Senior Engineer. He graduated from Tsinghua University in 1970 with a major in electronic engineering. He received a master’s degree from Nanjing Institute of Posts and Telecommunications in 1982 with a major in communications and systems. Prior to joining China Telecom Group, Mr. Feng served as a Deputy Chief Engineer and Chief Engineer of the Nanjing Municipal Telecommunications Bureau of Jiangsu PTA, and a Deputy Chief Engineer, Chief Engineer and a Deputy Director General of Jiangsu PTA. Mr. Feng currently serves as General Manager of China Telecom Group Guangdong Corporation and has 22 years of operational and managerial experience in the telecommunications industry in China.

Zhang Youcai, 63, is an independent non-executive director of our company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China over more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang has more than 41 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Shi Wanpeng, 67, is an independent non-executive director of our company. Mr. Shi was a former Vice Minister of State Economy & Trade Commission of China. He graduated in 1960 from Northern Jiaotong University with a major in railway transportation management. Mr. Shi is a professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, and Director General of Department of Production Planning of State Development Planning Commission. He had more than 41 years of experience in the regulation of Chinese state-owned enterprises and industry development.

Vincent Lo Hong Sui, 56, is an independent non-executive director of our company. Mr. Lo is the chairman and chief executive of the Shui On Group which he founded 33 years ago. He is also the founding chairman and current president of the Business and Professionals Federation of Hong Kong, a member of The Tenth National Committee of Chinese People’s Political Consultative Conference, the president of the Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, court member of the Hong Kong University of Science and Technology, a member of HK-US Business Council-HK Section, a director of The Real Estate Development Association of Hong Kong, an advisor to the Chinese Society of Macroeconomics, an advisor to Peking University China Center for Economic Research, a council member of the China Overseas Friendship Association, a director of Great Eagle Holdings Limited and a non-executive director of Hang Seng Bank Limited and New World China Land Limited. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999. In 2001, he was named Businessman of the Year by the DHL/South China Morning Post Hong Kong Business Awards, and most recently, he received one of the “2002 Director of the Year” awards from the Hong Kong Institute of Directors.

Back to Contents

Wang Qi, 49, is the controller of our company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a master’s degree in international management. Prior to joining China Telecom Group, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Planning and Finance Department of China Telecom Group. Mr. Wang has 29 years of managerial and accounting experience in the telecommunications industry in China.

There is no family relationship between any of our directors or executive officers. Each of our executive directors and executive officers also serves as a director or executive officer of China Telecom Group, and does not work for our company on a full-time basis.

Supervisors

The following table sets forth certain information concerning our supervisors.

Name	Age	Position

Zhang Xiuqin	57	Chairperson of our supervisory committee
Zhu Lihao	63	Independent supervisor
Xie Songguang	55	Supervisor
Li Jing	38	Supervisor
Wang Huanhui	59	Supervisor

Zhang Xiuqin, 57, is the chairperson on our supervisory committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Center of the MII and General Manager of the Huaxin Posts and Telecommunication Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of China Telecommunications Corporation. Ms. Zhang has 35 years of operational and managerial experience in the telecommunications industry in China.

Zhu Lihao, 63, is an independent supervisor on our supervisory committee. Ms. Zhu is a Senior Auditor and is a board member of the Auditors’ Association. She graduated from Beijing Mining College in 1963 with a major in engineering economics. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs Auditing of the Audit Bureau. Ms. Zhu has 41 years of experience in management and auditing.

Xie Songguang, 55, is a supervisor on our supervisory committee. Mr. Xie is a Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications in 1985 with a major in communications. Mr. Xie completed an advanced business program in Hangzhou University in 1998. Prior to joining China Telecom Group, Mr. Xie served as a Deputy Director of the Telecommunications Division, and Director of the Operation and Maintenance Division of Zhejiang PTA. Mr. Xie currently serves as a Deputy General Manger of China Telecom Group Zhejiang Corporation and has 29 years of operational and managerial experience in the telecommunications industry in China.

Li Jing, 38, is a supervisor on our supervisory committee. Mr. Li is an economist. He graduated from the Central Party School in 1995 with a major in economics and management. Prior to joining China Telecom Group, Mr. Li worked at the Audit Division of the Jiangsu PTA, and the audit department and financial department of Suzhou Municipal Posts and Telecommunications Bureau. Mr. Li currently serves as a Deputy Director of the Audit Department of China Telecom Group Jiangsu Corporation and has 19 years of financial and auditing experience in the telecommunications industry in China.

Wang Huanhui, 59, has been the supervisor representing our employees since April 1, 2003. Mr. Wang is a Senior Economist. He graduated from Beijing Institute of Posts and Telecommunications in 1968. In August 2000, Mr. Wang was appointed as Chairman of the supervisory board of China Telecom Group. Mr. Wang has more than 31 years of operational and management experience in the telecommunications industry in China.

Back to Contents

B. Compensation

Compensation of Executive Directors and Supervisors

Our directors and supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. The aggregate amount of compensation we paid to our directors and supervisors (excluding the independent directors and supervisors) as a group for the year ended December 31, 2003 was approximately RMB5 million.

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

Our remuneration committee approved the vesting plan for stock appreciation rights in March 2003. Pursuant to the vesting plan, we granted 276 million stock appreciation right units to approximately 451 employees, including members of the board of directors and the supervisory committee (excluding independent directors and independent supervisors), chief executive officer, president, vice presidents, chief financial officer, presidents of provincial subsidiaries and division managers, and heads of our local network operating units structured as strategic business units and basic business units. In March 2004, our board of directors approved a supplemental vesting plan to grant additional stock appreciation rights to senior management members of our provincial subsidiaries in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province and newly promoted senior officers of our company who are qualified to receive stock appreciation rights under our stock appreciation rights plan.

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

The exercise price of stock appreciation rights granted pursuant to the 2003 vesting plan is the initial public offering price of H shares. Upon exercise of stock appreciation rights, the participant will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of H shares at the time of exercise, based on the applicable exchange rate between Renminbi and Hong Kong dollar at the time of the exercise.

For the year ended December 31, 2003, we recognized compensation expenses of RMB97 million with respect to stock appreciation rights.

Back to Contents

C. Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Each of our directors are elected for a term of three years and may serve consecutive terms if re-elected except that Mr. Shi Wanpeng serves a tem of two years. The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee consists of five supervisors. One member of our supervisory committee must be an employee representative elected by our employees. The remaining members must be appointed by shareholders at a general meeting. The term of office of our supervisors is three years, which is renewable upon re-election or re-appointment. We have entered into service contracts with our directors or supervisors. None of these service contracts provide benefits to our directors upon termination. Each of our directors and supervisors except Mr. Wang Huanhui and Mr. Shi Wanpeng was appointed in September 2002. Mr. Wang Huanhui was elected as a supervisor in April 2003. Mr. Shi Wanpeng was elected as an independent non-executive director in June 2003.

Audit Committee

We have established an audit committee in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The audit committee is primarily responsible for the accuracy of the financial information and is required to opine on the fairness and reasonableness of the connected transactions. The audit committee is currently comprised of Zhang Youcai, Vincent Lo Hong Sui and Shi Wanpeng, independent non-executive directors of our company.

Remuneration Committee

We also have a remuneration committee, which is primarily responsible for the determination of remuneration packages for managerial officers and to ensure the fairness of the remuneration policy with the purposes of incentivising the employees. The remuneration committee is currently comprised of Zhang Youcai, Vincent Lo Hong Sui and Shi Wanpeng.

D. Employees

General

As of December 31, 2003, we had 163,874 employees. The table below sets forth the number of our employees by their functions as of December 31, 2003:

	Number of Employees	% of Total

Management, finance and administrative	25,077	15.3
Sales and marketing	73,387	44.8
Operations and maintenance	64,339	39.3
Others	1,071	0.6

Total	163,874	100.0%

As of December 31, 2003, we also employed approximately 65,548 temporary employees.

Back to Contents

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

E. Share Ownership

As of December 31, 2003, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Back to Contents

Item 7.      Major Shareholders and Related Party Transactions.

A. Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of March 30, 2004 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital and certain state-owned shareholders of our company.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares(1)

Domestic shares	China Telecom Group	58,809,120,182	87.01%	77.78%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	8.37%	7.48%
Domestic shares	Zhejiang Financial Development Company	2,154,426,098	3.19%	2.85%
Domestic shares	Jiangsu Guoxin Investment Group Co., Ltd.	964,621,836	1.43%	1.28%

(1)	The percentages may not add up to 100% due to rounding discrepancies.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, China 100032, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou City, Guangdong Province, China, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong Province. Jiangsu Guoxin Investment Group Co., Ltd., located at 88 Chang Jiang Road, Xuan Wu District, Nanjing City, Jiangsu Province, China, is a state-owned enterprise owned and controlled by the provincial governments in Jiangsu Province. Zhejiang Financial Development Company, located at 1 Huazhe Square, 28/F, Hangzhou City, Zhejiang Province, China, is a state-owned enterprise owned and controlled by the provincial governments in Zhejiang Province. See “Item 4. Information on the Company — A. History and Development of the Company — Our Restructuring.” None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

We distributed a shareholders circular, dated March 17, 2004, to seek our shareholders’ approval of an authorization to our board of directors to issue up to 8,317,560,515 new H shares, including up to 756,141,865 new H shares to be converted from existing domestic shares held by our state-owned shareholders. The table below sets forth information regarding the ownership of our share capital by our state-owned shareholders immediately after the offering and sale of H shares or ADSs, as the case may be, by our company and the state-owned shareholders assuming that 8,317,560,515 H shares (directly or in the form of ADSs) are sold by our company and the state-owned shareholders:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares

Domestic shares	China Telecom Group	58,151,180,270	87.01%	69.91%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,595,301,466	8.37%	6.73%
Domestic shares	Zhejiang Financial Development Company	2,130,322,984	3.19%	2.56%
Domestic shares	Jiangsu Guoxin Investment Group Co., Ltd.	953,829,918	1.43%	1.15%

Back to Contents

B. Related Party Transactions

As of March 30, 2004, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 77.78% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.

Following our restructuring in 2001 and our acquisition of telecommunications assets from China Telecom Group on December 31, 2003, China Telecom Group has retained the ownership of, and continues to operate, the wireline telecommunications networks, and provides telecommunications services in provinces, autonomous regions and centrally administered municipalities that are outside our service regions.

In connection with our restructuring in 2001 and our acquisition of telecommunications assets from China Telecom Group on December 31, 2003, we have entered into various agreements with China Telecom Group and a number of its subsidiaries relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing and other services.

Our independent non-executive directors have confirmed that all related party transactions in the year ended December 31, 2003 to which our company was a party:

•	had been entered into, and the agreements governing those transactions were entered into, by our company in the ordinary and usual course of business;

•	had been entered into either:

• on normal commercial terms; or

• where there was no available comparison to determine whether they are on normal commercial terms, on terms no less favorable than those available to or from independent third parties, as applicable; and

•	had been entered into on terms that are fair and reasonable so far as the overall interest of the independent shareholders of our company are concerned.

The details of the related party arrangements are described below.

Arrangements Relating to Our Restructuring and Initial Public Offering

Restructuring Agreement

In connection with our restructuring, we entered into a restructuring agreement with China Telecom Group, whereby China Telecom Group transferred to us substantially all of its assets, liabilities and interests in connection with its wireline telephone, Internet and managed data and leased line services in Shanghai Municipality, Guangdong Province, Jiangsu Province, and Zhejiang Province. Under the restructuring agreement, China Telecom Group has undertaken to indemnify us against any actions, suits, proceedings, claims, losses, damages, payments or other expenses caused by or arising from any assets transferred to us by China Telecom Group due to events that occurred prior to the effective date of our restructuring. China Telecom Group has also agreed to provide certain warranties and indemnities to us against all losses or damages suffered by us as a result of any defective titles of properties owned by independent third parties and sub-leased by us. In addition, under the restructuring agreement, China Telecom Group has undertaken to indemnify us against any liabilities or losses as a result of any adverse effect that agreements entered or to be entered into between China Telecom Group and China Netcom Group may have on our assets and operations or the implementation of our agreements with China Telecom Group. To the extent that China Telecom Group obtains terms and conditions in its arrangements with China Netcom Group in our service regions that are more favorable than the terms and conditions of similar arrangements we have with China Telecom Group, China Telecom Group has undertaken to offer us such comparable terms and conditions.

Back to Contents

Furthermore, in accordance with an approval of the Ministry of Information Industry, China Telecom Group shall hold and maintain all licenses received from the Ministry of Information Industry in connection with our businesses for our benefit.

Letter of Undertakings

In connection with our restructuring and initial public offering, China Telecom Group has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support us in our existing operations and future development in the following specific areas that:

•	we will be the only basic telecommunications services provider under China Telecom Group’s control that will have its securities listed on a stock exchange in Hong Kong or outside of mainland China;

•	to the extent within China Telecom Group’s control, we will be treated equally with any other operators of wireline telephone, Internet and managed data, leased line and other related telecommunications services that are controlled by China Telecom Group with respect to all approvals, transactions and arrangements between us and China Telecom Group and/or operators controlled by China Telecom Group; and

•	we will have the right to provide additional telecommunications services in our service regions that fall within China Telecom Group’s scope of business (including the trial and commercial application of new telecommunications technologies and provision of new telecommunications services). In addition, we will have a preferential right to acquire China Telecom Group’s interest in companies or other entities that provide telecommunications services.

We expect that China Telecom Group will implement its undertaking of extending support to us by honoring its specific commitments set forth above. The current terms of the letter of undertakings do not obligate China Telecom Group to provide any financial support to us. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The letter of undertakings provided to us by China Telecom Group contains vague terms that may not be implemented as we expect.”

Non-Competition Agreement

Under a non-competition agreement between us and China Telecom Group, China Telecom Group has undertaken to us that, for so long as our shares are listed on the Hong Kong Stock Exchange or any other exchange, and China Telecom Group holds over 30% of our issued share capital or China Telecom Group is regarded as our controlling shareholder in accordance with the Hong Kong Stock Exchange Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or selected value-added telecommunications services, in our service regions that may compete with us.

Back to Contents

We entered into a supplemental connected transactions agreement with China Telecom Group on October 26, 2003. Pursuant to the supplemental connected transactions agreement, the definition of “basic telecommunications services” is amended to include all basic telecommunications services under the regulations of the Ministry of Information Industry, promulgated on February 21, 2003, and the definition of “value-added services” is also amended to include domestic multi-parties telecommunications services, Internet access services, Internet data center services, Internet VPN services and VPN services.

Apportionment of International Settlement

We have agreed, on our and China Telecom Group’s behalf, to settle any amounts due to or receive any amounts due from a foreign telephone operator in respect of international calls made between China and the relevant foreign country. Amounts will be due from a foreign telephone operator to us and/or China Telecom Group if over a period the volume of inbound calls exceeds the volume of outbound calls. Conversely, amounts will be due to a foreign telephone operator from us and/or China Telecom Group if over a period the volume of outbound calls originating from us and China Telecom Group exceeds the volume of inbound calls. Any amounts due to or due from a particular foreign telephone operator will then be settled between China Telecom Group and us on the basis of the net volume of telephone calls originating from or terminated by China Telecom Group and us respectively in relation to that foreign telephone operator. For the year ended December 31, 2003, the net amount of international settlement we paid was RMB84 million.

Inter-provincial Prepaid Telephone Card Settlement
We and China Telecom Group have agreed to share the revenue derived from calls made on inter-provincial prepaid telephone cards purchased within our service regions and used outside our service regions in China and vice versa. Revenue from calls made by using certain prepaid telephone cards, including integrated circuit cards and codified cards, will be allocated entirely to the operator from whose service region the call was made. For the year ended December 31, 2003, our share of the revenue derived from calls made on inter-provincial prepaid telephone cards purchased outside our service regions and used within our service regions was RMB103 million, and the amount paid to China Telecom Group for calls made on inter-provincial prepaid telephone cards purchased within our service regions and used outside our service regions was RMB141 million.

Arrangements Relating to the Acquisition

Indemnification

In connection with the acquisition of telecommunications assets from China Telecom Group by our company, under the Sale and Purchase Agreement, dated October 26, 2003, between our company and China Telecom Group, China Telecom Group has undertaken to indemnify Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited for any loss or damages suffered by those companies as a result of, or related to, the reorganization of those companies under which China Telecom Group transferred to those companies the telecommunications operations of China Telecom Group in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, and for any loss or damages suffered by those companies in connection with events preceding such reorganization.

Back to Contents

Ongoing Related Party Transactions between Us and China Telecom Group

On September 10, 2002, we entered into various agreements with China Telecom Group, effective as of January 1, 2002, relating to the provision of ongoing telecommunications and other services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. On October 26, 2003, we entered into various supplemental agreements with China Telecom Group, effective December 31, 2003, relating to the provision of ongoing telecommunications and other services in all of our service regions, including Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province.

Trademark License Agreements

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks with the State Trademark Office under the PRC State General Administration for Industry and Commerce. Under the trademark license agreement dated September 10, 2002 and the supplemental trademark license agreement dated October 26, 2003, China Telecom Group has granted to our company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis. The license granted under the trademark license agreement and the supplemental trademark license agreement will expire on December 31, 2005 and is automatically renewable for three more years at our option.

Centralized Services Agreements

We entered into a centralized services agreement on September 10, 2002 and a supplemental connected transactions agreement on October 26, 2003 with China Telecom Group in order to coordinate centralized operations, such as headquarter functions, jointly used by both parties. The centralized services agreement will expire on December 31, 2005 and is automatically renewable for three more years at our option. Under the centralized services agreement and the supplemental connected transactions agreement, we have agreed to provide the human resources to manage and provide certain centralized services, and China Telecom Group has agreed to allow us to use relevant assets, owned by it, to perform such centralized services. These services include the operation of business support center and network management center. The centralized services agreement also requires us to provide management services in relation to certain large enterprise customers of the headquarters of China Telecom Group. We share with China Telecom Group the usage and related costs of headquarters and certain network support premises and related facilities such as air conditioning, electricity and certain ancillary facilities. In addition, we share certain overhead costs. The aggregate costs incurred by us and China Telecom Group for the provision of such centralized services, which include costs of sharing headquarters and certain network support premises and related facilities, costs of sharing international gateways, salaries and benefits of employees, depreciation of equipment and properties, maintenance fees and research and development costs, will be apportioned pro rata between us and China Telecom Group according to the revenues generated by each party. For the year ended December 31, 2003, our portion of the costs in respect of centralized services was RMB105 million.

China Telecom Group has retained its international telecommunications facilities and has agreed to allow us to use these facilities, including international land cables and related domestic extended portions. We have agreed to provide the necessary human resources for the upkeep and maintenance of the international telecommunications facilities. We have agreed to apportion the costs associated with operating such assets pro rata between us and China Telecom Group according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originating from, us and China Telecom Group, respectively. Prior to our restructuring, no such arrangement was in effect between China Telecom Group and us. For the year ended December 31, 2003, our portion of the costs in respect of the use of international telecommunications facilities was RMB264 million.

Back to Contents

Interconnection Agreement

The interconnection agreement dated September 10, 2002 and the supplemental connected transactions agreement dated October 26, 2003 that we entered into with China Telecom Group allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. This agreement will expire on December 31, 2005 and is automatically renewable for three more years at our option. The interconnection agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the Ministry of Information Industry from time to time. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the Ministry of Information Industry’s prescribed settlement fees. The interconnection agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls. For the year ended December 31, 2003, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB432 million.

Optic Fiber Leasing Agreement
We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under an optic fiber leasing agreement dated September 10, 2002 and the supplemental connected transactions agreement dated October 26, 2003. The optic fiber leasing agreement will expire on December 31, 2005 and is automatically renewable for three more years at our option. The amount payable from us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on the depreciation charge for the optic fibers within those regions, calculated on the basis of the carrying value of the optic fibers. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions. For the year ended December 31, 2003, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB91 million.

Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group

After our restructuring in connection with our initial public offering in 2001 and our acquisition of telecommunications assets from China Telecom Group on December 31, 2003, certain ancillary and mostly non-telecommunications related businesses and assets within our service regions are operated or held by certain subsidiaries of China Telecom Group.

Engineering Agreements
Under the engineering framework agreements, subsidiaries of China Telecom Group in each of our service regions are expected to tender for the right to provide us with construction, design, equipment installation and testing services and/or act as general contractors in relation to the construction and supervision of engineering projects commissioned by us. If subsidiaries of China Telecom Group succeed in the bidding process, they would then enter into specific engineering agreements with us. The fees for engineering-related services rendered under the engineering agreements shall be determined by reference to market rates as reflected by prices obtained through the tender process. The engineering framework agreements will expire on December 31, 2005 and are automatically renewable for three more years at our option.

Back to Contents

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

For the year ended December 31, 2003, our expenditure on engineering services under the engineering agreements was RMB5,280 million.

Property Leasing Agreements

Under property leasing framework agreements, we lease from subsidiaries of China Telecom Group a total of 4,270 properties, located throughout our service regions, covering an aggregate gross floor area of approximately 2.3 million square meters for use as our business premises, offices and equipment storage facilities and sites for network equipment. Under the same agreements, we also lease certain properties to subsidiaries of China Telecom Group. The framework agreements will expire on December 31, 2005 and are automatically renewable for three more years at our option.

The rental charges are based on market rates with reference to amounts stipulated by local price bureaus. The charges are payable monthly in arrears and are subject to review every three years. An independent appraiser appointed by us reviewed the property leasing agreements and has confirmed that the rental rates determined under the agreements are fair and reasonable to us.

For the year ended December 31, 2003, our expenditure on rental charges was RMB290 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB16 million.

Third Party Properties Sub-leasing Agreements

We have entered into sub-leasing agreements with subsidiaries of China Telecom Group to sub-lease certain properties owned by independent third parties for use as offices, retail outlets, spare parts storage facilities and sites for network equipment. As these independent third parties have not been able or willing to produce relevant title documents in respect of the sub-leased properties, China Telecom Group has agreed to give us an indemnity with respect to any claims or costs incurred by us in connection with any defect in the titles to any such third party properties. The amounts payable by us to subsidiaries of China Telecom Group under the sub-leases are the same as the amounts payable by these subsidiaries of China Telecom Group to the relevant third parties. The sub-leasing agreements will expire on December 31, 2005 and are automatically renewable for three more years at our option. The rental charges for these properties are based on market rates negotiated with the relevant third parties on an arm’s length basis. An independent appraiser appointed by us has confirmed that the rental amounts payable under such arrangements are fair and reasonable to us. For the year ended December 31, 2003, our expenditure in relation to third party properties sub-leasing was RMB247 million.

Information Technology Services Agreements

We have entered into information technology services framework agreements with subsidiaries of China Telecom Group in each of our service regions, under which subsidiaries of China Telecom Group have agreed to provide us with certain information technology services, such as office automation and software adjustment under a tender process. Subsidiaries of China Telecom Group are entitled to tender for the right to provide us with such information technology services, at rates determined with reference to market prices as reflected by prices obtained through the tender process. We do not accord subsidiaries of China Telecom Group priority, unless the terms offered by subsidiaries of China Telecom Group are at least as favorable as those offered by another tenderer. The information technology services framework agreements will expire on December 31, 2005 and are automatically renewable for three more years at our option. It is envisaged that specific information technology services agreements be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific service requested by us from time to time. The specific information technology services agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the information technology services framework agreements.

Back to Contents

For the year ended December 31, 2003, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB130 million.

Equipment Procurement Agreements

Under the equipment procurement framework agreements we entered into with subsidiaries of China Telecom Group, we may request subsidiaries of China Telecom Group to procure foreign and domestic telecommunications equipment and other domestic non-telecommunications materials for us, at a commission not exceeding the rate of 1% of the contract value in the case of imported telecommunications equipment and 1.8% of the contract value in the case of domestic telecommunications equipment and other domestic non-telecommunications materials. We may also request subsidiaries of China Telecom Group to provide other services related to such procurement, including management of tendered offers from suppliers, verification of technical specifications and installation services. These agreements will expire on December 31, 2005 and are automatically renewable for three more years at our option. We may give priority to subsidiaries of China Telecom Group if the terms and conditions of the services provided by them are at least as favorable as those offered by independent third parties. It is envisaged that specific equipment procurement agreements be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific products requested by us from time to time. The specific equipment procurement agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the equipment procurement framework agreements. For the year ended December 31, 2003, our expenses incurred under the equipment procurement agreements was RMB213 million.

Community Services Agreements

Subsidiaries of China Telecom Group have agreed to provide cultural, educational, property management, vehicles, health and medical services, hotel and conference, community and sanitary services to us under the community services framework agreements, which will expire on December 31, 2005 and are automatically renewed for three more years unless terminated by either party with at least three months’ written notification to the other party. However, if we cannot, without incurring significant costs, obtain these services from a third party, subsidiaries of China Telecom Group have agreed not to terminate the provision of such services. Although the agreements are on a non-exclusive basis, we may give priority to subsidiaries of China Telecom Group if the terms and conditions of the services provided by them are at least as favorable as those offered by independent third parties. Subsidiaries of China Telecom Group undertake to us that they will not provide services to us on terms that are less favorable than those offered by them to third parties, and they will only provide relevant services to third parties provided that provision of those services will not affect the provision of services to us under the community services framework agreements. If the services provided by subsidiaries of China Telecom Group cannot satisfy the needs of our company, or the terms offered by independent third parties are more favorable, we may obtain services from independent third parties. These services are provided at government-prescribed prices, government-guided prices, market prices or as agreed upon between the parties, in such respective order as available. We believe that the services provided by China Telecom Group under the community services agreements will be on commercial terms which are no less favorable than those provided by independent third parties. It is envisaged that specific community services agreements will be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific services requested by us from time to time. The specific community services agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the community services framework agreements.

Back to Contents

For the year ended December 31, 2003, our expenditure on services available to us under the community services agreements was RMB1,850 million.

Ancillary Telecommunications Services Agreements

Subsidiaries of China Telecom Group have agreed to provide certain repair services to us on a non-exclusive basis under the ancillary telecommunications services framework agreements. These repair services include the repair of telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services. These agreements will expire on December 31, 2005 and are automatically renewed for three more years unless either party decides not to renew. However, if we cannot, without incurring significant costs, obtain these ancillary telecommunications services from a third party, subsidiaries of China Telecom Group have agreed not to terminate the provision of such services. Subsidiaries of China Telecom Group undertake to us that they will not provide services to us on terms that are less favorable than those offered by them to third parties, and they will only provide relevant services to third parties provided that provision of those services will not affect the provision of services to us under the ancillary telecommunications services framework agreements. If the services provided by subsidiaries of China Telecom Group cannot satisfy the needs of our company, or the terms offered by independent third parties are more favorable, we may obtain services from independent third parties. These services are provided at government-prescribed prices, government-guided prices, market prices or as agreed upon between the parties, in such respective order as available. It is envisaged that specific ancillary telecommunications services agreements be entered into between subsidiaries of China Telecom Group and us for the purpose of providing specific services requested by us from time to time. The specific ancillary telecommunications services agreements are expected to contain provisions which reflect the binding principles, guidelines, terms and conditions set out in the ancillary telecommunications services framework agreements. Although these agreements are on a non-exclusive basis, we intend to give priority to the subsidiaries of China Telecom Group if the terms and conditions of their services are at least as favorable as those offered by independent third parties. These services will be provided at government-prescribed prices, government-guided prices, market prices or as agreed upon between the parties, in such respective order as available.

For the year ended December 31, 2003, our expenditure on services available to us under the ancillary telecommunications agreements was RMB986 million.

Special Communications Services Agreements

Subsidiaries of China Telecom Group have retained the assets required to provide special communications services such as telecommunications services provided to certain government agencies and under emergency circumstances. Under the special communications service agreements we entered into with subsidiaries of China Telecom Group, China Telecom Group has agreed to lease from us the general telecommunications infrastructure required to provide the special communications services within our service regions. These agreements will expire on December 31, 2005 and are automatically renewed for three more years unless either party decides not to renew. China Telecom Group has agreed to reimburse us for the leasing of the infrastructure in connection with the special communications services on a basis prescribed by the Ministry of Industry Information. In addition, we have agreed to provide the necessary human resources to maintain and operate the special communications services within our service regions in return for China Telecom Group reimbursing us for the costs we incur in providing such services, including the cost for the network operation support, general and administrative expenses and certain other operating expenses. For the year ended December 31, 2003, we received RMB56 million for special communications services provided to China Telecom Group.

Back to Contents

C. Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information.

A. Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal Proceeding

We are the defendant in certain lawsuits and a named party in other legal proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other legal proceedings cannot be determined at present, we believe that the outcomes of such contingencies, lawsuits or other legal proceedings will not likely result in any material adverse effect on our financial position or operating results.

Policy on Dividend Distributions

On March 17, 2004, our directors declared dividends for the year ended December 31, 2003 on the basis of HK$0.065 per share, representing a total of approximately RMB5,210 million, which is subject to the approval by our shareholders at the annual general meeting in 2004.

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

Back to Contents

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

As of December 31, 2003 and March 26, 2004, there were 8,027,410,000 H shares issued and outstanding. As of December 31, 2003 and March 26, 2004, there were, respectively, 8 and 13 registered holders of American depositary receipts evidencing 8,642,570 and 7,779,911 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

Back to Contents

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)

	High	Low	High	Low

Annual
2002 (from listing date)	1.49	1.37	18.80	17.27
2003	3.20	1.34	40.81	17.00
Quarterly
Fourth Quarter, 2002	1.49	1.37	18.80	17.27
First Quarter, 2003	1.52	1.34	19.42	18.32
Second Quarter 2003	1.84	1.34	23.15	17.31
Third Quarter 2003	2.33	1.78	30.00	22.63
Fourth Quarter 2003	3.20	2.05	40.81	26.12
Monthly
October 2003	2.58	2.05	34.75	26.12
November 2003	2.63	2.33	33.48	29.55
December 2003	3.20	2.60	40.81	32.80
January 2004	3.45	2.88	44.54	36.59
February 2004	3.20	2.88	40.54	36.30
March 2004 (through March 25)	3.10	2.53	39.63	32.70

Item 10.     Additional Information.

A. Share Capital

Not applicable.

B. Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-3 (File No. 333-113181) filed with the Securities and Exchange commission is hereby incorporated by reference.

C. Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for certain arrangements we have entered into with China Telecom Group.

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

Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from foreign banks, issuance of foreign currency-denominated debt securities and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange to meet our payment obligations under the debt securities or foreign exchange for capital expenditures.

Back to Contents

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

People’s Republic of China

The following is a summary of certain Chinese tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This summary does not purport to address all material tax consequences of the ownership of H shares, and does not take into account the specific circumstances of any particular investors. This summary is based on the tax laws of China as in effect on the date of this annual report, as well as on the Agreement between the United States of America and the People’s Republic of China for the Avoidance of Double Taxation, or the PRC-US Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

This discussion does not address any aspects of Chinese taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisors regarding Chinese, Hong Kong and other tax consequences of owning and disposing of H shares.

Taxation of Dividends

Individual Investors.   According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the Individual Income Tax Law of China, as amended on August 30, 1999, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, such as H shares, are not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares, including H shares and ADSs.

Back to Contents

Under the Individual Income Tax Law of China, foreign individuals are subject to withholding tax on dividends paid by a Chinese company at a rate of 20% unless specifically exempted by the tax authority of the State Council. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. Such withholding tax may be reduced under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

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

Under the China-US Treaty, China may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of such dividend. It is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in the Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the China-US Treaty, (ii) does not maintain a permanent establishment or fixed base in China to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the China-US Treaty with respect to income and gains derived in connection with the H shares.

Back to Contents

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

Tax of Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Back to Contents

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as an H share. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations at a maximum rate of 15.5% with effect from April 1, 2003 and 16.0% on individuals with effect from April 1, 2004. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g., on the New York Stock Exchange.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of H shares registered on the Hong Kong branch register. The duty is charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the H shares transferred on each of the seller and the purchaser. In other words, a total 0.2% is currently payable on a typical sale and purchase transaction of H shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

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

Back to Contents

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds H shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Back to Contents

You are a “non-U.S. holder” if you are beneficial owner of H shares or ADSs and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign partnership.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of H shares and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of H shares represented by those ADSs. Exchanges of H shares for ADSs, and ADSs for H shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

U.S. Holders.  Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold H shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income. You must include any Chinese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong Dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Back to Contents

The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You should consult with your own tax advisor concerning the application of the U.S. foreign tax credit rules to your particular situation.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of H shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your H shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

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

Back to Contents

Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your H shares or ADSs; and

•	any excess distribution that we make to you (generally, any distribution to you during a single taxable year that is greater than 125% of the average annual distributions received by you in respect of the H shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the H shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the H shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own H shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your H shares or ADSs at the end of the taxable year over your adjusted basis in your H shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your H shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the H shares or ADSs will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election you make with regard to H shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

Back to Contents

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

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. Although the Renminbi to United States dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Government control of currency conversion may adversely affect our operations and financial results; — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Back to Contents

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2002 and 2003, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2003:

	Expected Maturity

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	223	—	—	—	—	—	223	223
Hong Kong dollars	1	—	—	—	—	—	1	1
Time deposits
United States dollars	227	—	—	—	—	—	227	227
Hong Kong dollars	21	—	—	—	—	—	21	21

Liabilities:
Debts in Japanese yen
Fixed rate	340	343	343	343	343	1,120	2,832	2,955
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	2.7%
Debts in United States dollars
Fixed rate	431	281	216	39	25	607	1,599	1,615
Average interest rate	4.2%	4.2%	3.5%	3.6%	3.1%	2.1%
Variable rate	63	153	151	58	29	—	454	462
Average interest rate(1)	1.9%	2.9%	2.9%	1.8%	1.8%	—
Debts in Euro
Fixed rate	34	24	23	19	19	385	504	501
Average interest rate	3.2%	3.4%	3.6%	2.7%	2.4%	1.0%
Debts in other currencies
Variable rate	1	1	1	1	1	—	5	5
Average interest rate(1)	2.1%	2.1%	2.1%	2.1%	2.1%	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2003.

Back to Contents

As of December 31, 2002:

	Expected Maturity

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	3,869	—	—	—	—	—	3,869	3,869
Hong Kong dollars	1,043	—	—	—	—	—	1,043	1,043
Time deposits
United States dollars	215	—	—	—	—	—	215	215

Liabilities:
Debts in Japanese yen
Fixed rate	170	170	170	170	170	1,988	2,838	3,049
Average interest rate	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
Debts in United States dollars
Fixed rate	902	605	457	183	84	649	2,880	2,981
Average interest rate	4.3%	4.6%	4.5%	4.4%	4.1%	3.6%
Variable rate	50	48	25	25	28	265	441	460
Average interest rate(1)	3.7%	3.9%	4.7%	4.7%	4.7%	4.7%
Debts in Euro
Fixed rate	20	20	21	20	16	339	436	455
Average interest rate	4.1%	4.1%	3.8%	3.6%	2.6%	1.2%
Debts in other currencies
Variable rate	11	1	1	1	1	2	17	17
Average interest rate(1)	2.1%	2.2%	2.3%	2.3%	2.3%	1.2%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2002.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2002 and 2003, our debt consisted of fixed and variable rate debt obligations with maturities from 2003 to 2038 and from 2004 to 2038, respectively.

Back to Contents

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2002 and 2003, respectively:

As of December 31, 2003:

	Expected Maturity

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in renminbi
Fixed rate	385	750	1,534	—	—	—	2,669	2,671
Average interest rate	5.3%	4.4%	5.1%	—	—	—
Variable rate	45,277	3,834	3,322	600	50	35,050	88,133	88,184
Average interest rate(1)	4.7%	5.1%	5.1%	5.1%	5.2%	5.2%
Debts in Japanese yen
Fixed rate	340	343	343	343	343	1,120	2,832	2,955
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	2.7%
Debts in United States dollars
Fixed rate	431	281	216	39	25	607	1,599	1,615
Average interest rate	4.2%	4.2%	3.5%	3.6%	3.1%	2.1%
Variable rate	63	153	151	58	29	—	454	462
Average interest rate(1)	1.9%	2.9%	2.9%	1.8%	1.8%	—
Debts in Euro
Fixed rate	34	24	23	19	19	385	504	501
Average interest rate	3.2%	3.4%	3.6%	2.7%	2.4%	1.0%
Debts in other currencies
Variable rate	1	1	1	1	1	—	5	5
Average interest rate(1)	2.1%	2.1%	2.1%	2.1%	2.1%	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2003.

As of December 31, 2002:

	Expected Maturity

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in renminbi
Fixed rate	4,116	6,258	3,801	1,387	90	5	15,657	15,883
Average interest rate	5.7%	5.7%	5.2%	5.3%	5.0%	4.9%
Variable rate	40,741	394	200	—	—	—	41,335	41,345
Average interest rate(1)	5.0%	5.6%	5.5%	—	—	—
Debts in Japanese yen
Fixed rate	170	170	170	170	170	1,988	2,838	3,049
Average interest rate	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
Debts in United States dollars
Fixed rate	902	605	457	183	84	649	2,880	2,981
Average interest rate	4.3%	4.6%	4.5%	4.4%	4.1%	3.6%
Variable rate	50	48	25	25	28	265	441	460
Average interest rate(1)	3.7%	3.9%	4.7%	4.7%	4.7%	4.7%
Debts in Euro
Fixed rate	20	20	21	20	16	339	436	455
Average interest rate	4.1%	4.1%	3.8%	3.6%	2.6%	1.2%
Debts in other currencies
Variable rate	11	1	1	1	1	2	17	17
Average interest rate(1)	2.1%	2.2%	2.3%	2.3%	2.3%	1.2%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2002.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Back to Contents

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

The net proceeds from the initial public of our shares, after deduction of fees and expenses, amounted to RMB10,659 million. As of December 31, 2003, RMB3,197.7 million (equivalent to USD386.3 million) was used for the acquisition of telecommunications assets from China Telecom Group. The remaining proceeds have been deposited into interest-bearing accounts as short-term deposits and will be used for the expansion and upgrading of our telecommunications network infrastructure, the improvement of our business operation supporting systems, the development of telecommunications applications and technologies, and potential acquisitions from China Telecom Group and strategic investments in the telecommunications industry in China that are consistent with our business strategies and for general corporate purposes. No application of our net offering proceeds represented direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

Back to Contents

Item 15.     Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by the report. They have concluded that, as of the date of evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

Item 16A.   Audit Committee Financial Expert.

Our board of directors has determined that our company does not have an audit committee financial expert serving on our audit committee. We are in the process of discussing with potential candidates for the audit committee position who will be qualified as an financial expert pursuant to the instruction to paragraph (a) of Item 16A of Form 20-F. We have not been able to conclude our discussions based on commercially reasonable terms to us as of the date of this annual report.

Item 16B.   Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed this code of ethics as an exhibit to this annual report.

Item 16C.   Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2002 and 2003:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees

2002	RMB 19 million	—	—	—
2003	RMB 107 million	RMB 2 million	—	—

Before our principal accountants was engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.

Item 16D.   Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Back to Contents

PART III

Item 17.     Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.     Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.     Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Back to Contents

Exhibit Index

Exhibits	Description

1.1	Articles of Association (English translation). (1)

2.1	Form of H Share Certificate. (2)

2.2
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(3)

4.1	Restructuring Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.2	Non-Competition Agreement, dated September 10, 2002, given to the Registrant by China Telecommunications Corporation (together with English translation). (2)

4.3	Interconnection Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.4	Trademark License Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.5	Centralized Services Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.6	Optic Fiber Leasing Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.7	Letter of Undertaking, dated September 10, 2002, from China Telecommunications Corporation to the Registrant (together with English translation). (2)

4.8	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).

4.9	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).

4.10	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-131181), filed with the Securities and Exchange Commission on March 1, 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

	By:	/s/ Zhou Deqiang

Name: Zhou Deqiang Title: Chairman and Chief Executive Officer

Date: March 31, 2004

Back to Contents

Exhibit Index

Exhibits	Description

1.1	Articles of Association (English translation). (1)

2.1	Form of H Share Certificate. (2)

2.2
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(3)

4.1	Restructuring Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.2	Non-Competition Agreement, dated September 10, 2002, given to the Registrant by China Telecommunications Corporation (together with English translation). (2)

4.3	Interconnection Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.4	Trademark License Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.5	Centralized Services Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.6	Optic Fiber Leasing Agreement, dated September 10, 2002, between the Registrant and China Telecommunications Corporation (together with English translation). (2)

4.7	Letter of Undertaking, dated September 10, 2002, from China Telecommunications Corporation to the Registrant (together with English translation). (2)

4.8	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).

4.9	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).

4.10	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-131181), filed with the Securities and Exchange Commission on March 1, 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders of
China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(a) to the consolidated financial statements.

KPMG

Hong Kong, China
March 17, 2004

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003
(Amounts in millions)

		December 31,

	Note	2002	2003	2003

		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3	18,685	10,119	1,222
Time deposits with maturity over three months		1,352	428	52
Accounts receivable, net	4	9,058	10,187	1,231
Inventories	5	1,753	2,330	281
Prepayments and other current assets	6	2,852	2,440	295

Total current assets		33,700	25,504	3,081
Non-current assets
Property, plant and equipment, net	7	220,761	235,211	28,418
Construction in progress	8	27,969	22,790	2,753
Lease prepayments		3,261	3,234	391
Interests in associates	9	464	513	62
Investments	10	271	205	25
Deferred tax assets	11	7,526	8,314	1,005
Other assets	16	9,659	9,834	1,188

Total non-current assets		269,911	280,101	33,842

Total assets		303,611	305,605	36,923

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	12	40,336	40,097	4,845
Current portion of long-term debt	12	5,674	6,434	777
Accounts payable	13	21,728	20,129	2,432
Accrued expenses and other payables	14	16,297	15,989	1,932
Income tax payable		3,842	3,395	410
Current portion of finance lease obligations	15	67	19	2
Current portion of deferred revenues	16	11,604	10,603	1,281

Total current liabilities		99,548	96,666	11,679
Non-current liabilities
Long-term debt	12	17,594	49,665	6,001
Finance lease obligations	15	82	19	2
Deferred revenues	16	31,735	25,389	3,068
Deferred tax liabilities	11	618	1,325	160

Total non-current liabilities		50,029	76,398	9,231

Total liabilities		149,577	173,064	20,910
Minority interests		1,186	1,269	153
Shareholders’ equity
Share capital	17	75,614	75,614	9,136
Reserves	18	77,234	55,658	6,724

Total shareholders’ equity		152,848	131,272	15,860

Total liabilities and shareholders’ equity		303,611	305,605	36,923

See accompanying notes to consolidated financial statements.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in millions, except per share data)

		Year ended December 31,

	Note	2001	2002	2003	2003

		RMB	RMB	RMB	US$

Operating revenues	19	100,497	109,564	118,451	14,311

Operating expenses
Depreciation and amortization		(30,175)	(33,005)	(32,921)	(3,978)
Network operations and support		(31,890)	(32,228)	(31,883)	(3,852)
Selling, general and administrative		(13,951)	(15,461)	(18,303)	(2,211)
Other operating expenses	20	(1,865)	(2,873)	(2,896)	(350)

Total operating expenses	21	(77,881)	(83,567)	(86,003)	(10,391)

Operating income		22,616	25,997	32,448	3,920
Deficit on revaluation of property, plant and equipment	7	(11,930)	(14,690)	—	—
Net finance costs	22	(876)	(2,144)	(1,814)	(219)
Investment income		301	63	7	1
Equity in income of associates		22	37	34	4

Income before income tax and minority interests		10,133	9,263	30,675	3,706
Income tax	23	(161)	582	(5,933)	(717)

Income before minority interests		9,972	9,845	24,742	2,989
Minority interests		14	(72)	(56)	(6)

Net income		9,986	9,773	24,686	2,983

Basic earnings per share	25	0.15	0.14	0.33	0.04

Weighted average number of shares	25	68,317	69,242	75,614	75,614

See accompanying notes to consolidated financial statements

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in millions)

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity

		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2001, as previously reported		—	—	—	—	—	—	—	101,619	101,619
Adjusted for acquisition of the Acquired Group	1	—	—	—	—	—	—	32,539	—	32,539

Balance as of January 1, 2001, as adjusted		—	—	—	—	—	—	32,539	101,619	134,158
Net income		—	—	—	—	—	—	—	9,986	9,986
Contributions from China Telecom		—	—	—	—	—	—	—	7,310	7,310
Distributions to China Telecom		—	—	—	—	—	—	—	(18,113)	(18,113)
Assets distributed to China Telecom in connection with the Restructuring	1	—	—	—	—	—	—	—	(11,285)	(11,285)
Revaluation surplus	11	—	—	—	4,154	—	—	—	—	4,154
Recognition of deferred tax assets	11	—	—	—	—	—	—	4,059	—	4,059
Elimination of net deferred tax liabilities		—	—	—	—	—	—	—	4,887	4,887
Transfer from retained earnings to other reserves		—	—	—	—	—	—	5,132	(5,132)	—

Balance as of December 31, 2001		—	—	—	4,154	—	—	41,730	89,272	135,156
Capitalization as share capital upon incorporation of the Company		68,317	20,955	—	—	—	—	—	(89,272)	—
Issue of shares, net of issuing expenses of RMB796		7,297	—	3,362	—	—	—	—	—	10,659
Net income		—	—	—	—	—	—	—	9,773	9,773
Contributions from China Telecom		—	—	—	—	—	—	—	1,482	1,482
Distributions to China Telecom		—	—	—	—	—	—	—	(2,221)	(2,221)
Assets distributed to China Telecom in connection with the Acquisition	1	—	—	—	—	—	—	—	(5,189)	(5,189)
Revaluation surplus	7	—	—	—	760	—	—	—	—	760
Recognition of deferred tax assets	11	—	—	—	—	—	—	2,408	—	2,408
Elimination of deferred tax liabilities	11	—	—	—	—	—	—	—	20	20
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(12,999)	12,999	—
Appropriations	18	—	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realized		—	—	—	(10)	—	—	—	10	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(75)	75	—

Balance as of December 31, 2002		75,614	20,955	3,362	4,904	8,121	1,624	31,064	7,204	152,848
Net income		—	—	—	—	—	—	—	24,686	24,686
Contributions from China Telecom		—	—	—	—	—	—	—	60	60
Transfer from retained earnings to other reserves		—	—	—	—	—	—	6,589	(6,589)	—
Consideration for the acquisition of the Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Appropriations	18	—	—	—	—	7,340	1,748	—	(9,088)	—
Dividends	24	—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realized		—	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(131)	131	—

Balance as of December 31, 2003		75,614	6,567	3,362	4,887	15,461	3,372	6,261	15,748	131,272

Balance as of December 31, 2003 (in US$)		9,136	793	406	591	1,868	407	756	1,903	15,860

See accompanying notes to consolidated financial statements.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in millions)

		Year ended December 31,

	Note	2001	2002	2003	2003

		RMB	RMB	RMB	US$

Cash flows from operating activities	(a)	46,648	52,158	46,884	5,665

Cash flows from investing activities
Capital expenditure		(54,625)	(45,807)	(41,825)	(5,053)
Purchase of investments		(617)	(179)	(60)	(7)
Lease prepayments		(582)	(377)	(75)	(9)
Proceeds from disposal of investments		—	—	52	6
Proceeds from disposal of property, plant and equipment		151	105	203	24
Purchase of time deposits with maturity over three months		(530)	(1,339)	(426)	(51)
Maturity of time deposits with maturity over three months		359	537	1,350	163

Net cash used in investing activities		(55,844)	(47,060)	(40,781)	(4,927)

Cash flows from financing activities
Proceeds from initial public offering, net of issuing expenses		—	10,659	—	—
Capital element of finance lease payments		(345)	(525)	(111)	(14)
Proceeds from bank debt		46,912	61,982	59,983	7,247
Repayments of bank debt		(37,990)	(63,078)	(62,705)	(7,576)
Payment of dividend		—	—	(673)	(81)
Cash distributions to minority interests		—	(14)	(27)	(3)
Cash payment for the acquisition of the Acquired Group		—	—	(11,000)	(1,329)
Cash contributions from China Telecom		6,760	1,284	60	7
Cash distributions to China Telecom		(16,802)	(4,418)	(196)	(24)

Net cash (used in)/from financing activities		(1,465)	5,890	(14,669)	(1,773)

Net (decrease)/increase in cash and cash equivalents		(10,661)	10,988	(8,566)	(1,035)
Cash and cash equivalents at beginning of year		18,358	7,697	18,685	2,257

Cash and cash equivalents at end of year		7,697	18,685	10,119	1,222

See accompanying notes to consolidated financial statements.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in millions)

(a)	Reconciliation of income before income tax and minority interests to cash flows from operating activities

	Year ended December 31,

	2001	2002	2003	2003

	RMB	RMB	RMB	US$

Income before income tax and minority interests	10,133	9,263	30,675	3,706
Adjustments for:
Depreciation and amortization	30,175	33,005	32,921	3,978
Deficit on revaluation of property, plant and equipment	11,930	14,690	—	—
Provision for doubtful accounts	420	625	670	81
Investment income	(301)	(63)	(7)	(1)
Equity in income of associates	(22)	(37)	(34)	(4)
Interest income	(313)	(174)	(276)	(33)
Interest expense	3,257	3,201	2,890	349
Unrealized foreign exchange (gains)/losses	(352)	288	314	38
Loss on retirement and disposal of property, plant and equipment	2,726	1,662	424	51
Decrease/(increase) in accounts receivable	1,934	(1,147)	(1,799)	(217)
(Increase)/decrease in inventories	(102)	484	(577)	(70)
Decrease in prepayments and other current assets	156	1,887	131	16
Increase in other non-current assets	(1,617)	(903)	(38)	(4)
Increase/(decrease) in accounts payable.	1,293	271	(695)	(84)
Decrease in accrued expenses and other payables	(1,613)	(9)	(1,304)	(158)
Decrease in deferred revenues	(4,771)	(7,251)	(7,347)	(888)

Cash generated from operations	52,933	55,792	55,948	6,760
Interest received	313	174	276	33
Interest paid	(3,214)	(3,234)	(2,896)	(350)
Investment income received	255	92	17	2
Income tax paid	(3,639)	(666)	(6,461)	(780)

Cash flows from operating activities	46,648	52,158	46,884	5,665

See accompanying notes to consolidated financial statements

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

1.      PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services.

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

Organization

The Company was incorporated in the PRC on September 10, 2002 as part of the reorganization (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Group are referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. China Telecom was initially established in May 2000 to operate the PRC’s nationwide wireline telecommunications network as part of the restructuring of the PRC’s telecommunications industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date. In connection with the Restructuring, certain assets historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Telecom. These assets, which amounted to RMB11,285 as of December 31, 2001, primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibers and properties. As a result of the segregation and separate management of these assets by China Telecom beginning December 31, 2001, the assets retained by China Telecom have been reflected as a distribution to China Telecom in the consolidated statement of shareholders’ equity as of December 31, 2001.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on December 15, 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (the “Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 (hereinafter, referred to as the “Acquisition”) on December 31, 2003. The purchase price consisted of a cash payment of RMB11,000 and a long-term payable of RMB35,000 (see Note 12). Prior to the Acquisition and effective December 31, 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire respective equity interests in each of the entities of the Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as of December 31, 2002, these assets amounted to RMB5,189 and consisted primarily of investments in non-telecommunications industries and properties.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

1.      PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Basis of presentation

Since China Telecom controlled the Predecessor Operations transferred to the Company and continues to control the Company, the accompanying consolidated financial statements for the periods prior to the legal formation of the Company have been prepared as a reorganization of entities under common control in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, under as-if-pooling-of-interests accounting, the assets and liabilities of the Predecessor Operations transferred to the Company in connection with the Restructuring have been accounted for at historical amounts and as if the Predecessor Operations were transferred to the Company as of the earliest date presented.

In addition, as the Acquired Group was under the common control of China Telecom, the Acquisition has been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisition have been restated to include the results of operations and assets and liabilities of the Acquired Group on a combined basis. The assets retained by China Telecom prior to the Acquisition have been reflected as a distribution to China Telecom in the consolidated statement of shareholders’ equity as of December 31, 2002. The consideration paid by the Company for the acquisition of the Acquired Group has been accounted for as an equity transaction in the consolidated statement of shareholders’ equity as of December 31, 2003.

The results of operations for the years ended December 31, 2001 and 2002 and the financial condition and shareholders’ equity as of December 31, 2002, January 1, 2002 and January 1, 2001 previously reported by the Group and the Acquired Group and the combined amounts presented in the accompanying consolidated financial statements are set out below:

	The Group without the Acquired Group	The Acquired Group	Combined
	RMB	RMB	RMB
Results of operations:
2001:
Operating revenue	68,546	31,951	100,497
Operating income	18,098	4,518	22,616
Net income.	6,883	3,103	9,986
Basic earnings per share (RMB).	0.10	0.05	0.15
2002:
Operating revenue	75,496	34,068	109,564
Operating income	21,378	4,619	25,997
Net income / (loss).	16,864	(7,091)	9,773
Basic earnings / (loss) per share (RMB)	0.24	(0.10)	0.14

Financial condition:
Current assets as of December 31, 2002	26,502	7,198	33,700
Total assets as of December 31, 2002	210,852	92,759	303,611
Current liabilities as of December 31, 2002	57,627	41,921	99,548
Total liabilities as of December 31, 2002	84,710	64,867	149,577
Shareholders’ equity as of December 31, 2002.	125,008	27,840	152,848
Shareholders’ equity as of January 1, 2002	97,485	37,671	135,156
Shareholders’ equity as of January 1, 2001	101,619	32,539	134,158

For the periods presented, all significant balances and transactions between the Group and the Acquired Group prior to the Acquisition have been eliminated.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 7). Information relating to the nature of significant differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) and their effect on net income for the years ended December 31, 2001, 2002 and 2003 and on shareholders’ equity as of December 31, 2002 and 2003 are set forth in Note 33.

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

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2003 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York on December 31, 2003 for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB8.2767. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, or at any other certain date.

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

The consolidated statement of income include the Group’s share of the results of its associates for the period. In the consolidated balance sheet, interests in associates are stated at the Group’s attributable share of net assets.

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

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalized.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Cash and cash equivalents

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

Subsequent to the revaluations which were based on depreciated replacement costs (Note 7), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to shareholders’ equity under the component of revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. The carrying amount of the Group’s assets under finance leases as of December 31, 2002 and 2003 were RMB187 and RMB50, respectively.

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the consolidated statement of income on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Property, plant and equipment (Continued)

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

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost and are written off on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

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

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognized as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the periods presented, no impairment losses were recognized in the consolidated statement of income.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Revenue recognition

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

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB1,487, RMB1,837 and RMB4,172 for the year ended December 31, 2001, 2002, and 2003 respectively.

(n)	Net financing costs

Net financing costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognized on a time proportion basis that takes into account the effective yield on the asset.

Interest costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2001, 2002, 2003, research and development expense were RMB140, RMB188 and RMB126 respectively.

(p)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognized as an expense in the consolidated statement of income. Further information is set out in Note 29.

(q)	Provisions

A provision is recognized in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(r)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(t)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All of the Group's operating activities are carried out in the PRC.

3.	CASH AND CASH EQUIVALENTS

	December 31,

	2002	2003

	RMB	RMB
Cash at bank and in hand	13,828	9,851
Time deposits with maturity within three months	4,857	268

	18,685	10,119

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,

	2002	2003

	RMB	RMB
Accounts receivable	10,105	11,278
Less: Allowance for doubtful accounts	(1,047)	(1,091)

	9,058	10,187

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in the allowance for doubtful accounts for each of the years in the three-year period ended December 31, 2003:

	Year ended December 31,

	2001	2002	2003

	RMB	RMB	RMB
At beginning of year	1,210	1,123	1,047
Provision for doubtful accounts	420	625	670
Accounts receivable written off	(507)	(701)	(626)

At end of year	1,123	1,047	1,091

5.	INVENTORIES

Inventories represent:

	December 31,

	2002	2003

	RMB	RMB
Materials and supplies	1,435	1,530
Goods for resale	318	800

	1,753	2,330

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,

	2002	2003

	RMB	RMB
Amounts due from China Telecom Group	480	479
Prepayments in connection with construction work and equipment purchases	675	394
Prepaid expenses and deposits	456	412
Other receivables	1,241	1,155

	2,852	2,440

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET
	Buildings and improve- ments	Telecomm- unications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total

	RMB	RMB	RMB	RMB

Cost/valuation:
Balance as of January 1, 2003	43,405	281,689	13,377	338,471
Additions	286	2,289	536	3,111
Transferred from construction in progress	3,591	39,726	1,570	44,887
Disposals	(204)	(2,687)	(370)	(3,261)

Balance as of December 31, 2003	47,078	321,017	15,113	383,208

Accumulated depreciation:
Balance as of January 1, 2003	(4,806)	(107,912)	(4,992)	(117,710)
Depreciation charge for the year	(1,751)	(29,233)	(1,937)	(32,921)
Written back on disposals	28	2,289	317	2,634

Balance as of December 31, 2003	(6,529)	(134,856)	(6,612)	(147,997)

Net book value as of December 31, 2003	40,549	186,161	8,501	235,211

Net book value as of December 31, 2002	38,599	173,777	8,385	220,761

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations as of December 31, 2001 were revalued as required by the relevant PRC rules and regulations for each asset class by Beijing China Enterprise Appraisal Co., Ltd. (the “PRC valuers”), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB138,623. The tax base of such assets has been adjusted to the revalued amount (Note 11). The surplus on revaluation of certain property, plant and equipment totaling RMB4,154 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB11,930 was recognized as an expense for the year ended December 31, 2001.

The following is a summary of the historical carrying amounts of the property, plant and equipment of the Predecessor Operations and the revalued amounts of these assets:

	Historical
	carrying	Revaluation	Revaluation	Revalued
	amounts	surplus	deficit	amounts

	RMB	RMB	RMB	RMB

Buildings and improvements	21,664	2,361	(238)	23,787
Telecommunications network plant and equipment	118,579	1,653	(10,950)	109,282
Furniture, fixture, motor vehicles and other equipment	6,156	140	(742)	5,554

	146,399	4,154	(11,930)	138,623

In addition, in connection with the Acquisition, the property, plant and equipment of the Acquired Group as of December 31, 2002 were revalued as required by the relevant PRC rules and regulations for each asset class by the PRC valuers on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB71,596. The tax base of such assets has been adjusted to the revalued amount (Note 11). The surplus on revaluation of certain property, plant and equipment totaling RMB760 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB14,690 was recognized as an expense for the year ended December 31, 2002.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

The following is a summary of the historical carrying amounts of the Acquired Group’s property, plant and equipment and the revalued amounts of these assets:

	Historical
	carrying	Revaluation	Revaluation	Revalued
	amounts	surplus	deficit	amounts

	RMB	RMB	RMB	RMB

Buildings and improvements	10,091	704	(65)	10,730
Telecommunications network plant and equipment	72,572	—	(14,119)	58,453
Furniture, fixture, motor vehicles and other equipment	2,863	56	(506)	2,413

	85,526	760	(14,690)	71,596

The reduction in the carrying amounts was primarily the result of the-then market decline in the replacement cost of certain network switching equipment during the years prior to 2002. The net deficit on the revaluation of the Predecessor Operations’ property, plant and equipment of RMB7,776 and net deficit on the revaluation of the Acquired Group’s property, plant and equipment of RMB13,930 were reflected in the consolidated balance sheet of the Group as of December 31, 2001 and December 31, 2002, respectively.

8.	CONSTRUCTION IN PROGRESS
RMB

Balance as of January 1, 2003	27,969
Additions	39,708
Transferred to property, plant and equipment	(44,887)

Balance as of December 31, 2003	22,790

9.	INTERESTS IN ASSOCIATES
	December 31,

	2002	2003

	RMB	RMB

Share of net assets	464	513

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities

Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

10.	INVESTMENTS
	December 31,

	2002	2003

	RMB	RMB

Unlisted equity investments	271	205

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for any impairment. The Group has no investments in marketable securities.

11.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance

	2002	2003	2002	2003	2002	2003

	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables	99	198	—	—	99	198
Non-Current
Property, plant and equipment	—	67	(193)	(579)	(193)	(512)
Deferred revenues and installation costs	1,035	1,788	(425)	(746)	610	1,042
Land use rights	6,392	6,261	—	—	6,392	6,261

Deferred tax assets/(liabilities)	7,526	8,314	(618)	(1,325)	6,908	6,989

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2001, 2002 and 2003. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realize the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended December 31, 2001, 2002 and 2003 in respect of deferred tax assets arising from temporary differences.

Movements in temporary differences for each of the years in the three-year period ended December 31, 2003 are as follows:

		Balance as of	Recognized	Recognized	Balance as of
		January 1,	in statement	in shareholders’	December 31,
	Note	2001	of income	equity	2001

		RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables	(ii)	610	(28)	(220)	362
Non-current
Property, plant and equipment	(ii)	(13,621)	2,508	5,923	(5,190)
Deferred revenues and installation costs	(ii)	979	371	(816)	534
Tax loss	(i)	—	307	(307)	—
Land use rights	(iii)	—	—	4,059	4,059

Net deferred tax liabilities		(12,032)	3,158	8,639	(235)

			(Note 23)

		Balance as of	Recognized	Recognized	Balance as of
		January 1,	in statement	in shareholders’	December 31,
	Note	2002	of income	equity	2002

		RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables	(ii)	362	106	(369)	99
Non-current
Property, plant and equipment	(ii)	(5,190)	4,010	987	(193)
Deferred revenues and installation costs	(ii)	534	674	(598)	610
Tax loss	(i)	—	163	(163)	—
Land use rights	(iii)	4,059	(75)	2,408	6,392

Net deferred tax (liabilities)/assets		(235)	4,878	2,265	6,908

			(Note 23)

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

11.	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	Balance as of January 1, 2003	Recognized in statement of income	Recognized in shareholders’ equity	Balance as of December 31, 2003

	RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables.	99	99	—	198
Non-current
Property, plant and equipment.	(193)	(319)	—	(512)
Deferred revenues and installation costs.	610	432	—	1,042
Land use rights.	6,392	(131)	—	6,261

Net deferred tax assets.	6,908	81	—	6,989

		(Note 23)

Note:

(i)	Represents net tax loss carry forward of the Acquired Group for the year. As the tax loss was utilized by China Telecom in the same tax year, the utilization of the deferred tax asset was reflected as a distribution to China Telecom in the statement of shareholders’ equity.

(ii)	As described in Note 7, in connection with the Restructuring and the Acquisition, the property, plant and equipment of the Predecessor Operations and the Acquired Group were revalued. The tax bases of these assets have been adjusted to conform to the respective revalued amounts. In addition, in connection with the Restructuring and the Acquisition, the tax bases of the assets and liabilities of the Predecessor Operations and the Acquired Group that gave rise to the temporary differences above have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to the items above were eliminated. The reductions in net deferred tax liabilities of RMB4,887 as of December 31, 2001 and RMB20 as of December 31, 2002 were credited to shareholders’ equity.

(iii)	In connection with the Restructuring and the Acquisition, the Predecessor Operations’ and the Acquired Group’s land use rights, which as of December 31, 2001 and December 31, 2002 had a total carrying amount of RMB2,638 and RMB617, respectively, were revalued as required by the relevant PRC rules and regulations. The revalued amounts of the Predecessor Operations’ and the Acquired Group’s land use rights as of December 31, 2001 and December 31, 2002 were determined at RMB14,939 and RMB7,913, respectively. The tax bases of the land use rights have been adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with carrying amount of RMB4,059 and RMB2,408 as of December 31, 2001 and December 31, 2002, respectively, with corresponding increases in shareholders’ equity. Based upon the level of historical taxable income and projections of future taxable income, management believes that it is more likely than not the Group will realize the benefits of the deferred tax assets.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

12.	SHORT-TERM AND LONG-TERM DEBT

The Group’s short-term debt comprises:

	December 31,

	2002	2003

	RMB	RMB

Bank loans	40,336	40,097

Weighted average interest rate of the Group’s short-term debt were 4.7% and 4.6% as of December 31, 2002 and 2003, respectively.

The Group’s long-term debt comprises:

		December 31,

	Interest rates and final maturity	2002	2003

		RMB	RMB
Bank loans

Renminbi denominated	Interest rates ranging from 2.3% to 6.2% per annum with maturities through 2007	16,648	15,705

US Dollars denominated	Interest rates ranging from 0.6% to 7.6% per annum with maturities through 2038	3,321	2,053

Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2022	2,838	2,832

Euro denominated	Interest rates ranging from 0.5% to 8.1% per annum with maturities through 2032	436	504

Other currencies		17	5

		23,260	21,099

Other loans

Renminbi denominated		8	—

Amount due to China Telecom

Renminbi denominated	Note (i)	—	35,000

Total long-term debt		23,268	56,099

Less: current portion		(5,674)	(6,434)

Non-current portion		17,594	49,665

Note (i)	This represents the amount payable to China Telecom in respect of the Acquisition (Note 1). For the first five years after the date of the Acquisition, the Company will pay interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate will be adjusted based on the prevailing market interest rate. This amount is repayable on December 31, 2013. However, the Company may, from time to time, repay all or part of the amount at any time until December 31, 2013 without penalty.

As of December 31, 2003, no bank loans were secured. As of December 31, 2002, bank loans of RMB26 were secured by certain of the Group’s property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB3 as of December 31, 2002.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

12.	SHORT-TERM AND LONG-TERM DEBT (Continued)

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2003 are as follows:

RMB

2004	6,434
2005	5,386
2006	5,590
2007	1,060
2008	467
Thereafter	37,162

56,099

The Group’s short-tem and long-term debts do not contain any financial covenants. As of December 31, 2003, the Group had available credit facilities of RMB17,829 which it can draw upon.

13.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,

	2002	2003

	RMB	RMB

Third parties	18,079	17,203
China Telecom Group	3,649	2,926

	21,728	20,129

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

14.      ACCRUED EXPENSES AND OTHER PAYABLES

     Accrued expenses and other payables represent:

	December 31,

	2002	2003

	RMB	RMB

Distributions payable to China Telecom	196	—
Amounts due to China Telecom Group	2,360	1,779
Accrued expenses	12,587	11,354
Customer deposits and receipts in advance	1,154	2,856

	16,297	15,989

15.	FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analyzed as follows:

	December 31,

	2002	2003

	RMB	RMB

Within 1 year	67	20
Between 1 to 2 years	73	20
Between 2 to 3 years	18	—

Total minimum lease payments	158	40
Less: finance charges related to future periods	(9)	(2)

Present value of minimum lease payments	149	38
Less: current portion	(67)	(19)

Non-current portion	82	19

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

16.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,

	2002	2003

	RMB	RMB

Balance at beginning of year	50,590	43,339
Additions for the year
— installation fees	3,014	2,534
— calling cards	6,865	4,464

	9,879	6,998

Reduction for the year
— amortization of connection fees	(8,554)	(7,885)
— amortization of installation fees	(1,575)	(1,831)
— usage of calling cards	(7,001)	(4,629)

Balance at end of year	43,339	35,992

Representing:
— Current portion	11,604	10,603
— Non-current portion	31,735	25,389

	43,339	35,992

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2002 and 2003, the unamortized portion of these costs was RMB8,761 and RMB8,720, respectively.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

17.	SHARE CAPITAL

	December 31,

	2002	2003

	RMB	RMB

Registered, issued and fully paid
67,586,776,503 ordinary domestic shares of RMB 1.00 each	67,587	67,587
8,027,410,000 overseas listed H shares of RMB 1.00 each	8,027	8,027

	75,614	75,614

The Company was incorporated on September 10, 2002 with a registered capital of 68,317,270,803 ordinary domestic shares with a par value of RMB1.00 each. Such shares were issued to China Telecom in consideration for the assets and liabilities related to the Predecessor Operations transferred to the Company (Note 1). As part of a reform plan approved by the State Council on the administration of rural telecommunication services, China Telecom transferred a portion of its shareholdings in the Company to certain state-owned enterprises (“Other Domestic Shareholders”) owned and controlled by the provincial governments in each of Guangdong Province, Jiangsu Province and Zhejiang Province.

Pursuant to the resolutions passed at an Extraordinary General Meeting held on November 4, 2002 and approvals from relevant government authorities, the Company was authorized to increase its share capital to a maximum of 76,216 million shares with a par value of RMB1.00 each and offer not more than 7,899 million of such shares to investors outside the PRC. China Telecom and the Other Domestic Shareholders were authorized to offer not more than 791 million shares in aggregate of their shareholdings in the Company to investors outside the PRC. The shares sold by China Telecom and the Other Domestic Shareholders to investors outside the PRC are convertible into H shares.

In November 2002, the Company issued 6,868,767,600 H shares with a par value of RMB1.00 each, representing 377,820,000 H shares and 64,909,476 American Depositary Shares (“ADSs’, each representing 100 H shares), at prices of HK$1.47 per H share and US$18.98 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 687,632,400 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to Hong Kong and overseas investors.

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

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

18.	RESERVES

					Statutory
					common
	Capital	Share	Revaluation	Surplus	welfare	Other	Retained
	reserve	premium	reserve	reserves	fund	reserves	earnings	Total

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2002, as adjusted (Note 1)	—	—	4,154	—	—	41,730	89,272	135,156
Capitalization as share capital upon incorporation of the Company (Note (i))	20,955	—	—	—	—	—	(89,272)	(68,317)
Issue of shares, net of issuing expenses of RMB796	—	3,362	—	—	—	—	—	3,362
Net income	—	—	—	—	—	—	9,773	9,773
Contributions from China Telecom	—	—	—	—	—	—	1,482	1,482
Distributions to China Telecom	—	—	—	—	—	—	(2,221)	(2,221)
Assets distributed to China Telecom in connection with the Acquisition	—	—	—	—	—	—	(5,189)	(5,189)
Revaluation surplus	—	—	760	—	—	—	—	760
Recognition of deferred tax assets	—	—	—	—	—	2,408	—	2,408
Elimination of deferred tax liabilities	—	—	—	—	—	—	20	20
Transfer from retained earnings to other reserves	—	—	—	—	—	(12,999)	12,999	—
Appropriations (Notes (ii) and (iii))	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realized	—	—	(10)	—	—	—	10	—
Deferred tax on land use rights realized	—	—	—	—	—	(75)	75	—

Balance as of December 31, 2002	20,955	3,362	4,904	8,121	1,624	31,064	7,204	77,234
Net income	—	—	—	—	—	—	24,686	24,686
Contributions from China Telecom	—	—	—	—	—	—	60	60
Transfer from retained earnings to other reserves	—	—	—	—	—	6,589	(6,589)	—
Consideration for the acquisition of the Acquired Group	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve	(14,388)	—	—	—	—	14,388	—	—
Appropriations (Notes (ii) and (iii))	—	—	—	7,340	1,748	—	(9,088)	—
Dividends (Note 24)	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realized	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realized	—	—	—	—	—	(131)	131	—

Balance as of December 31, 2003	6,567	3,362	4,887	15,461	3,372	6,261	15,748	55,658

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

18.	RESERVES (Continued)

Note:

(i)	The amount of RMB68,317 represents the par value of shares issued to China Telecom upon incorporation of the Company.

(ii)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2002 and 2003, the Company transferred RMB1,624 and RMB1,748, respectively, being 10% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, for the years ended December 31, 2002 and 2003 the transfer of RMB6,497 and RMB5,592, being 40% and 32% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

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

(iii)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the years ended December 31, 2002 and 2003, the Directors authorized, subject to shareholders’ approval, the transfer of RMB1,624 and RMB1,748, respectively, being 10% of the respective year’s net income determined in accordance with the PRC accounting rules and regulations, to this fund.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2002 and 2003, the amount of retained earnings available for distribution was RMB6,497 and RMB14,212 respectively, being the amount determined in accordance with the PRC accounting rules and regulations. Final dividend of RMB5,210 in respect of the financial year 2003 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 24).

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

19.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,

	Note	2001	2002	2003

		RMB	RMB	RMB

Upfront connection fees	(i)	8,896	8,554	7,885
Upfront installation fees	(ii)	1,264	1,575	1,831
Monthly fees	(iii)	15,300	18,998	20,429
Local usage fees	(iv)	32,502	34,433	35,761
DLD	(iv)	20,625	20,123	19,888
ILD	(iv)	3,785	3,694	3,770
Internet	(v)	2,800	4,914	8,160
Managed data	(vi)	2,052	2,431	2,540
Interconnections	(vii)	5,316	5,921	6,444
Leased line	(viii)	4,040	4,214	3,915
Others	(ix)	3,917	4,707	7,828

		100,497	109,564	118,451

Note:

(i)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

(ii)	Represent the amortized amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

20.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,

	Note	2001	2002	2003

		RMB	RMB	RMB

Interconnection charges	(i)	1,797	2,828	2,848
Donations		30	28	28
Others		38	17	20

		1,865	2,873	2,896

Note:

(i)	Interconnection charges represent amounts incurred for the use of other telecommunications operators’ networks for facilitating the completion of calls that originate from the Group’s wireline telecommunications networks.

21.	TOTAL OPERATING EXPENSES

Total operating expenses for the years ended December 31, 2001, 2002 and 2003 include personnel expenses of RMB10,392, RMB13,315 and RMB15,251, respectively.

22.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,

	2001	2002	2003

	RMB	RMB	RMB

Interest expense incurred.	3,257	3,201	2,890
Less: Interest expense capitalized*	(1,596)	(1,196)	(1,177)

Net interest expense	1,661	2,005	1,713
Interest income.	(313)	(174)	(276)
Foreign exchange losses	7	330	422
Foreign exchange gains	(479)	(17)	(45)

	876	2,144	1,814

*Interest expense was capitalized in construction in progress at the following rates per annum.	4.4% to 5.8%	4.4% to 5.6%	4.3% to 5.5%

23.	INCOME TAX

Income tax in the consolidated statement of income comprises:
	Year ended December 31,

	2001	2002	2003

	RMB	RMB	RMB

Provision for PRC income tax	3,319	4,296	6,014
Deferred taxation (Note 11)	(3,158)	(4,878)	(81)

	161	(582)	5,933

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

23.	INCOME TAX (Continued)

A reconciliation of the expected tax with the actual tax expense/(benefit) is as follows:

		Year ended December 31,

	Note	2001	2002	2003

		RMB	RMB	RMB

Income before taxation and minority interests		10,133	9,263	30,675

Expected PRC income tax expense at statutory tax rate of 33%	(i)	3,344	3,057	10,123
Differential tax rate on subsidiaries’ income	(i)	(506)	(708)	(692)
Non-deductible expenses	(ii)	614	800	291
Non-taxable income	(iii)	(3,291)	(3,731)	(3,789)

Income tax		161	(582)	5,933

Note:
(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

24.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 17, 2004, a final dividend of RMB0.0689 per share totaling RMB5,210 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2003.

Pursuant to the shareholders’ approval at the Annual General Meeting held on June 20, 2003, a final dividend of RMB0.008897 per share totaling RMB673 in respect of the year ended December 31, 2002 was declared and was paid on July 10, 2003.

25.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended December 31, 2001, 2002 and 2003 is based on the net income of RMB9,986, RMB9,773 and RMB24,686 respectively, and the weighted average number of shares in issue during the year of 68,317,270,803, 69,241,674,942 and 75,614,186,503 shares, respectively. For the years ended December 31, 2001 and 2002, the weighted average number of shares reflects as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on September 10, 2002 had been outstanding for all periods presented. The weighted average number of shares for the year ended December 31, 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company’s global initial public offering (Note 17).

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

26.	COMMITMENTS AND CONTINGENCIES (Continued)

Operating lease commitments (Continued)

As of December 31, 2003, future minimum lease payments under non-cancellable operating leases having initial or remaining lease terms of more than one year were as follows:

RMB

2004	500
2005	200
2006	117
2007	113
2008	70
Thereafter	192

Total minimum lease payments	1,192

Total rental expense in respect of operating leases charged to the consolidated statements of income for the years ended December 31, 2001, 2002 and 2003 were RMB585, RMB886 and RMB989, respectively.

Capital commitments

As of December 31, 2003, the Group had capital commitments as follows:

RMB
Authorized and contracted for
Properties	1,571
Telecommunications network plant and equipment.	4,633

6,204

Authorized but not contracted for
Properties	1,405
Telecommunications network plant and equipment	7,316

8,721

Contingent liabilities

(a)   The Company and the Group have been advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Group transferred to the Company in connection with the Restructuring and the Acquisition, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisition.

(b)   As of December 31, 2003, the Group had no contingent liabilities in respect of guarantees.

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

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

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

The Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group invests its cash with several large state-owned financial institutions in the PRC and international financial institutions.

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

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

28.	RELATED PARTY TRANSACTIONS (Continued)

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

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

		Year ended December 31,

	Note	2001	2002	2003

		RMB	RMB	RMB

Purchases of telecommunications equipment and materials	(i)	3,371	1,366	213
Construction, engineering and information technology services	(ii)	4,404	5,625	5,410
Provision of community services	(iii)	972	1,650	1,850
Provision of ancillary services	(iv)	749	1,439	986
Operating lease expenses	(v)	97	373	290
Centralized service expenses	(vi)	—	483	369
Interconnection revenues	(vii)	—	302	253
Interconnection charges	(vii)	—	687	685

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibers.

(vi)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(vii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

28.	RELATED PARTY TRANSACTIONS (Continued)

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

In connection with the Restructuring and the Acquisition, the Group and China Telecom Group entered into a number of agreements effective January 1, 2002 and January 1, 2003 respectively, with terms expiring on December 31, 2005. The terms of the principal agreements are summarized as follows:

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

▪ government prescribed price;

▪ where there is no government prescribed price but where there is a government guided price, the government guided price will apply;

▪ where there is neither a government prescribed price nor a government guided price, the market price will apply;

▪ where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

China Telecom has agreed to hold and maintain, for the Group’s benefit, all licenses received from the Ministry of Information Industry associated with the operations of the Predecessor Operations and the Acquired Group. The licenses maintained by China Telecom were granted by the Ministry of Information Industry at zero or nominal cost. To the extent that China Telecom incurs a cost to maintain or obtain licenses in the future, the Company will reimburse China Telecom for the expenses it incurs.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

29.	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 17% to 22% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2001, 2002 and 2003 were RMB1,201, RMB1,467 and RMB1,443, respectively.

30.	STOCK APPRECIATION RIGHTS

The Company implemented a plan of stock appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan.

Under the plan, all stock appreciation rights will have an exercise period of six years. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In March 2003, the Company’s compensation committee approved the plan for stock appreciation rights pursuant to which the Company granted 276 million stock appreciation right units to eligible employees during 2003.

The exercise price of stock appreciation rights initially granted is the initial public offering price of the Company’s H shares. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

The Company recognizes compensation expense of the stock appreciation rights over the applicable vesting period. For the year ended December 31, 2003, compensation expense recognized was RMB97.

31.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries as of December 31, 2003, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB)

Shanghai Telecom Company Limited	Limited company	11 October 2002	15,984
Guangdong Telecom Company Limited	Limited company	10 October 2002	47,513
Jiangsu Telecom Company Limited	Limited company	19 October2002	19,208
Zhejiang Telecom Company Limited	Limited company	10 October 2002	22,400
Anhui Telecom Company Limited	Limited company	26 August 2003	3,871
Fujian Telecom Company Limited	Limited company	28 August 2003	10,364
Jiangxi Telecom Company Limited	Limited company	18 September 2003	1,153
Guangxi Telecom Company Limited	Limited company	28 August 2003	4,992
Chongqing Telecom Company Limited	Limited company	22 August 2003	4,276
Sichuan Telecom Company Limited	Limited company	28 August 2003	8,123

All of the above subsidiaries are incorporated in the PRC, are wholly-owned by the Company and are engaged in provision of telecommunications services.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

32.	FAIR VALUES OF FINANCIAL INSTRUMENTS

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

     The disclosures of the fair value estimates, methods and assumptions set forth below for the Group’s financial instruments are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarizes the major methods and assumptions used in estimating the fair values of the Group’s financial instruments.

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As of December 31, 2002 and 2003, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2002		December 31, 2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	RMB	RMB	RMB	RMB

Long-term debt	23,268	23,854	56,099	56,296

The Group’s long term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

33.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

The Group’s accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net income and shareholders’ equity are set out below.

(a)	Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations were revalued as of December 31, 2001 (Note 7). The net revaluation deficit has been reflected in the consolidated financial statements as of December 31, 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Acquisition, the property, plant and equipment of the Acquired Group were revalued as of December 31, 2002 (Note 7). The net revaluation deficit has been reflected in the consolidated financial statements as of December 31, 2002. Such revaluation resulted in an increase directly to shareholders’ equity of RMB760 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

33.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring and the Acquisition, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income recorded under IFRS as a result of the Restructuring and the Acquisition are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(b)	Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

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

Under US GAAP, there are no similar exemptions. The Group’s principal transactions with state-controlled telecommunications operators in the PRC were as follows:

	Year ended December 31,

	2001	2002	2003

	RMB	RMB	RMB

Interconnection revenues	5,316	3,967	5,010
Interconnection charges	1,797	668	898
Leased line revenues	3,767	3,586	2,751

The amounts set out above represent the historical costs incurred by the related parties in carrying out such transactions.

(d)	Recently issued accounting standards

SFAS No.150

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No.150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Group, SFAS No.150 was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first financial year beginning after June 15, 2003. FASB Staff Position No. FAS150-3 deferred certain provisions of SFAS No.150 for certain mandatorily redeemable non-controlling interests. The Group currently does not have any financial instruments that are within the scope of SFAS No.150.

Back to Contents

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except share data)

33.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

FIN No. 46R

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

(e)	Reconciliation of net income and shareholders’ equity under IFRS to US GAAP

The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Year ended December 31,

	2001	2002	2003	2003

	RMB	RMB	RMB	US$

Net income under IFRS	9,986	9,773	24,686	2,983
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment, net of minority interests.	11,838	14,690	—	—
Depreciation on revalued property, plant and equipment	—	(1,542)	(3,940)	(476)
Disposal of revalued property, plant and equipment	—	(55)	(60)	(7)
Deferred tax effect of US GAAP adjustments	(3,936)	(4,321)	1,320	159

Net income under US GAAP	17,888	18,545	22,006	2,659

Basic earnings per share under US GAAP	0.26	0.27	0.29	0.04

Basic earnings per ADS* under US GAAP	26.18	26.78	29.10	3.52

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as of December 31, 2002 and 2003 is as follows:

	December 31,

	2002	2003	2003

	RMB	RMB	US$

Shareholders’ equity under IFRS	152,848	131,272	15,860
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	20,017	16,017	1,935
Deferred tax effect of US GAAP adjustment	(6,636)	(5,316)	(642)

Shareholders’ equity under US GAAP	166,229	141,973	17,153