Form 20-F
period 2004-12-31
CHINA TELECOM CORP LTD
filed 2005-05-24
CIK 1191255

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ✓      No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17             Item 18    ✓

CHINA TELECOM CORPORATION LIMITED

- i -

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our businesses and operating strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired businesses;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in China.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – D. Risk Factors” and the following:

•	any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities relating to, among other matters:

-	the granting and approval of licenses;

-	tariff policies;

-	interconnection and settlement arrangements;

-	capital investment priorities;

-	the provision of telephone services to rural areas in China; and

-	numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	the development of new technologies and applications or services affecting our current and future businesses;

•	changes in political, economic, legal and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment in and entry by foreign companies into China’s telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and gross domestic product, or GDP, growth and the impact of those changes on the demand for our services.

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

On June 30, 2004, we acquired the entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisition of the acquired companies has been treated as a “combination of entities under common control”, which was accounted for in a manner similar to a pooling-of-interests. As presented in this annual report, all data and information relating to our businesses and operations include the data and information relating to the businesses and operations of the acquired companies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2003 and 2004, and the selected income statement data and cash flow data for each of the years ended December 31, 2002, 2003 and 2004, are derived from our audited financial statements included elsewhere in this annual report, and should be read in conjunction with our audited financial statements and operating and financial review and prospects included elsewhere in this annual report. The selected balance sheet data as of December 31, 2000, 2001 and 2002 and the selected income statement and cash flow data for each of the years ended December 31, 2000 and 2001 are derived from our audited financial statements, which are not included in this annual report. Our audited financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. Information relating to the nature and effect of significant differences between IFRS and US GAAP, as they relate to us for the periods described therein, is presented in Note 33 to the audited financial statements included elsewhere in this annual report.

The selected financial data reflect the restructuring in 2001, the acquisitions in 2003 and 2004 described under “Item 4. Information on the Company — A. History and Development of the Company — Our Restructuring and Initial Public Offering”, “— The Acquisition in 2003” and “— The Acquisition in 2004”, respectively, and have been prepared as if our current structure had been in existence throughout the relevant periods.

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

On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. On June 30, 2004, we acquired the entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these acquired companies are accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisition in 2004 are presented based on those restated amounts.

In connection with our restructuring in 2001, China Telecom Group retained the ownership of certain assets that were historically associated with our operations and primarily consisted of investments in non-telecommunications industries, inter-provincial optic fibers, international gateway and international transmission equipment, telecommunications equipment for special communications services, and certain office equipment, properties and buildings, and the segregation and separate management of these assets by China Telecom Group took effect on December 31, 2001. In connection with our acquisitions in 2003 and 2004, China Telecom Group retained the ownership of certain assets that were historically associated with our operations and primarily consisted of investments in non-telecommunications industries and certain properties, and the segregation and separate management of these assets by China Telecom Group took effect on December 31, 2002 and December 31, 2003, respectively. With respect to the restructuring in 2001, except for the income statement data for the years ended December 31, 2002, 2003 and 2004, the income statement data for the other periods presented below include the results of the assets retained by China Telecom Group. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2001. These assets are not reflected in our balance sheet as of and after December 31, 2001. With respect to the acquisition in 2003, except for the income statement data for the year ended December 31, 2003 and 2004, the income statement data for the other periods presented below include the results of the assets retained by China Telecom Group. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2002. Except for the balance sheet data as of December 31, 2002, 2003 and 2004, the balance sheet data as of other dates presented below include data related to the assets retained by China Telecom Group in relation to the acquisition in 2003. These assets are not reflected in our balance sheet as of and after December 31, 2002. With respect to the acquisition in 2004, except for the income statement data for the year ended December 31, 2004, the income statement data for the other periods presented below include the results of the assets retained by China Telecom Group. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2003. Except for the balance sheet data as of December 31, 2003 and 2004, the balance sheet data as of other dates presented below include data related to the assets retained by China Telecom Group in relation to the acquisition in 2004. These assets are not reflected in our balance sheet as of and after December 31, 2003.

	As of or for the year ended December 31,
	2000 RMB	2001 RMB	2002 RMB	2003 RMB	2004 RMB	2004 US$
	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
IFRS
Operating revenue	129,665	130,081	140,906	151,553	161,212	19,478
Operating expenses	(101,085)	(109,367)	(115,798)	(118,701)	(121,382)	(14,665)
Operating income	28,580	20,714	25,108	32,852	39,830	4,813
Income before income tax and minority interests(2)	27,432	6,839	6,435	14,407	33,263	4,019
Income tax	(4,556)	1,499	1,856	(469)	(5,187)	(627)
Net income	22,801	8,352	8,219	13,882	28,023	3,386
Basic earnings per share(1)	0.33	0.12	0.12	0.18	0.36	0.04
Basic earnings per ADS(1)	33.38	12.23	11.87	18.36	35.54	4.29
U.S. GAAP
Net income	22,801	16,254	16,991	21,452	25,715	3,107
Basic earnings per share(1)	0.33	0.24	0.25	0.28	0.33	0.04
Basic earnings per ADS(1)	33.38	23.79	24.54	28.37	32.62	3.94
Balance Sheet Data:
IFRS
Cash and cash equivalents	25,159	15,274	22,743	12,721	13,465	1,627
Accounts receivable, net	14,324	11,074	11,605	12,951	13,921	1,682
Property, plant and equipment, net(2)	285,587	312,326	311,241	309,896	320,179	38,685
Total assets(2)	420,199	423,434	423,701	403,942	412,570	49,848
Short-term debt(3)	31,376	44,897	53,196	56,243	65,976	7,971
Accounts payable	37,283	38,756	34,859	35,629	33,658	4,067
Long-term obligations	45,924	46,469	39,052	68,675	72,523	8,762
Deferred revenues (excluding current portion)	55,990	49,308	40,894	32,744	25,182	3,043
Total liabilities	253,223	252,974	235,490	251,879	251,951	30,441
Shareholders’ equity(2)	165,985	169,472	187,025	150,794	159,206	19,236
U.S. GAAP
Property, plant and equipment, net	285,587	320,102	331,350	339,300	342,718	41,409
Total assets	420,199	431,210	443,810	433,346	435,109	52,572
Shareholders’ equity	165,985	174,590	200,406	170,641	176,134	21,281
Cash Flow Data:
IFRS
Cash flows from operating activities	59,341	57,083	62,357	58,392	66,078	7,984
Net cash used in investing activities(4)	(71,030)	(75,073)	(62,578)	(57,094)	(56,353)	(6,809)
Capital expenditures(4)	(68,901)	(73,976)	(61,437)	(57,692)	(56,446)	(6,820)
Net cash from / (used in) financing activities	7,634	8,105	7,690	(11,320)	(8,981)	(1,085)

(1)	The basic earnings per share have been calculated based on the net income of RMB22,801 million, RMB8,352 million, RMB8,219 million, RMB13,882 million and RMB28,023 million, respectively, for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the weighted average number of shares in issue during the relevant year of 68,317,270,803, 68,317,270,803, 69,241,674,942, 75,614,186,503 and 78,839,968,917 shares, respectively, as if the 68,317,270,803 shares issued and outstanding upon our formation on September 10, 2002 had been outstanding for all periods presented. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.

(2)	Includes the effect of the revaluation of property, plant and equipment as of December 31, 2001 in connection with our restructuring and as of December 31, 2002 and as of December 31, 2003 in connection with our acquisitions. It also includes the effect of the Company’s revaluation of property, plant and equipment as of December 31, 2004 which was carried out in accordance with the Company’s accounting policies under IFRS. See Note 7 to our audited financial statements.
(3)	Excludes current portion of long-term debt.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 3, 2004, a final dividend of RMB0.069083 equivalent to HK$0.065 per share totaling RMB5,224 million in respect of the year ended December 31, 2003 was declared and was paid on May 20, 2004. Holders of our ADRs received a dividend of USD$0.8333 per share in 2004 based on the exchange rate of HK$7.80=US$1.00.

Pursuant to a resolution passed at the directors’ meeting on March 31, 2005, a final dividend of equivalent to HK$0.065 per share totaling approximately RMB5,576 million for the year ended December 31, 2004 was proposed for shareholders’ approval at the annual general meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2004.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB8.2765 = US$1.00 and HK$7.7723 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2765 = US$1.00 and HK$7.7861 = US$1.00, respectively, on May 23, 2005. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
November 2004	8.2765	8.2764	November 2004	7.7815	7.7718
December 2004	8.2767	8.2765	December 2004	7.7821	7.7698
January 2005	8.2765	8.2765	January 2005	7.7994	7.7775
February 2005	8.2765	8.2765	February 2005	7.7999	7.7984
March 2005	8.2765	8.2765	March 2005	7.7998	7.7987
April 2005	8.2765	8.2765	April 2005	7.7995	7.7946
May 2005 (as of May 23)	8.2765	8.2765	May 2005 (as of May 23)	7.7995	7.7861

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2000, 2001, 2002, 2003 and 2004, calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2000	8.2784	7.7936
2001	8.2772	7.7997
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Businesses

We face increasing competition, which may adversely affect our business growth and results of operations.

The telecommunications industry in China is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the Chinese government started to implement a number of measures to restructure the telecommunications industry and encourage competition in the industry in the mid-1990s. We face increasing competition from other telecommunications service providers in China. We expect our competitors to expand further their network coverage and increase their sales and marketing efforts in our service regions. See “Item 4. Information on the Company — B. Business Overview — Competition.” In particular:

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

Moreover, as a result of China’s accession to the World Trade Organization, or the WTO, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the Chinese government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign operators. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Licensing.” Both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services might be increased over the next several years. These and other potential new entrants into the Chinese telecommunications market may further increase the competitive pressure we face.

Our ability to compete effectively may be constrained by a number of factors. For example, under the Chinese government’s policy of promoting competition in the telecommunications industry, certain competitors of ours, such as China Unicom and China Railcom, continue to enjoy certain preferential treatment from the Chinese government in tariff setting. They may set their respective tariffs for long distance services using public switched telephone networks and leased line services at levels below the tariffs of our company with the annual approval of the regulatory authorities. This preferential treatment is not available to us. As a result, our competitors who enjoy this preferential treatment may be able to provide their services at prices that are more competitive than ours.

In addition, we are not yet permitted to provide mobile communications services. We, through China Telecom Group, are, however, actively seeking the issuance of a license for mobile communications services in the PRC. We can provide no assurances, however, as to whether or when we may be able to receive any benefit of any license for mobile communications in China. Moreover, if we receive the necessary license and commence providing mobile communications services, we will compete with other telecommunications providers not only in our traditional wireline services, but also in mobile telecommunications services.

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

China Telecom Group, a wholly state-owned enterprise, currently owns approximately 72.09% of our outstanding shares. Accordingly, subject to our articles of association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

The interests of China Telecom Group as our controlling shareholder could conflict with our interests or the interests of our other shareholders. As a result, China Telecom Group may take actions with respect to our businesses that may not be in our or our other shareholders’ best interests.

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

We face uncertainties associated with the process to implement our strategy to transform from a traditional wireline network operator into a modern integrated information services provider.

Our business strategy will focus on transforming from a traditional wireline network operator into a modern integrated information services provider. As part of the strategy, we plan to continue pursuing the operation of mobile business proactively and seek to work with IT service providers to offer differentiated total solutions to enterprise customers. We will exploit the development potential of rural telephony, value-added services, leased line and other services.

However, we cannot assure you that the implementation of this new business strategy will not be delayed, or that the strategy will ever be successfully implemented. We cannot assure you that we will be able to obtain the necessary consents, licenses and approvals from national and local governments to conduct new services. We cannot assure you that we can develop sufficient technology to support our new businesses. Even if our initiatives of transformation can be implemented, we cannot assure you that these initiatives will allow us to increase revenues from our existing service offerings or from new communications services. The success of new service development depends on many factors, including, but not limited to, receipt of necessary government approval, proper identification of customer needs, successful development of technology, the ability to manage cost and expenses, timely completion and introduction of new services, differentiation from offerings of competitors and market acceptance. The uncertainties associated with these factors could materially adversely affect our future business and operation.

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

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and future prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to explore opportunities to transform from a traditional network operator into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may also be significant. In particular, in order for us to effectively respond to technological changes and more intensive competition, we may be required to make substantial capital expenditures in the future.

Financing may not be available to us on acceptable terms or at all. In addition, any future issuance of equity securities, including securities convertible or exchangeable into or that represent the right to receive equity securities, may require approval from the relevant government authorities. Our ability to obtain additional financing will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

We cannot assure you that we can obtain sufficient financing at commercially reasonable terms or at all. If adequate capital is not available, our growth potential and future prospects could be adversely affected.

If we are not able to respond successfully to technological or industry developments, our business may be adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and industry standard changes, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network system in a timely and cost-effective manner, or at all. Our inability to respond successfully to technological or industry developments may adversely affect our businesses, results of operations and competitiveness.

We face a number of risks relating to our Internet-related businesses.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We cannot assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, cause us to incur costs and divert management attention.

In addition, because we provide connections to the Internet and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims have been brought against other providers of online services in the past and can be costly to defend regardless of the merits of the lawsuit and may damage our reputation.

Our Personal Handyphone System business may lose its competitiveness due to price fluctuation of mobile services and difficulties on further development of its technologies.

We currently provide Personal Handyphone System, or PHS, services in our service regions. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop. If China Mobile or China Unicom reduces the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology, or we may have to reduce our PHS tariff. Our PHS is also facing difficulties in improving its technology. If we cannot improve technologies to support PHS’ future development and customers’ needs, our PHS business will be adversely affected.

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

Our businesses are subject to extensive government regulation. The Ministry of Information Industry, which is the primary telecommunications industry regulator under China’s State Council, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements;

•	enforcement of industry regulations; and

•	universal service obligations.

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

Possible future industry restructurings may adversely affect our businesses.

The PRC telecommunications industry has undergone restructuring from time to time in the past and may be subject to further restructuring. Possible future restructuring might change the competition environment in the PRC telecommunications industry. The fast development of new technologies might also cause the PRC government to make other adjustments of the existing structure of the industry. Such further industry restructuring may affect the operations of all telecommunications operators in China, including us. Accordingly, we cannot predict the implications and effect of any further restructuring on our operations.

Our revenues may be adversely affected by reductions in tariffs mandated by the Chinese government.

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. Currently, the relevant provincial communications administrations and provincial price bureaus determine the monthly fee and usage fee tariffs for our wireline local telephone services, based on a guidance tariff range set by the Ministry of Information Industry in consultation with the National Development and Reform Commission. The Ministry of Information Industry and the National Development and Reform Commission jointly set tariffs for all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks, leased lines and managed data services. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Tariff Setting.” We derive a substantial portion of our revenues from services that are subject to tariffs determined by the Chinese government. In the past, our revenues have been adversely affected by reductions in tariffs mandated by the Chinese government. In September 2002, the Ministry of Information Industry indicated in writing that it does not intend to initiate any adjustment to tariffs for wireline local telephone services during the next three to five years. We believe therefore that the risk of adjustment of such tariffs in such period has been substantially reduced. However, we cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of tariff adjustments generally or the extent or potential impact on our businesses of future tariff adjustments. We cannot assure you that our businesses or results of operations will not be adversely affected by any government-mandated tariff adjustments in the future.

Future changes to the regulations and policies governing the telecommunications industry in China may have a material adverse effect on our businesses and operations.

The regulations and policies governing the telecommunications industry in China experienced continuous changes in the past several years. Possible future changes to regulations and policies of the Chinese government governing the telecommunications industry could adversely affect our businesses and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Chinese government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National Peoples’ Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in China. We cannot be certain how this law will affect our businesses and operations and whether it will contain provisions more stringent than the current telecommunications regulations.

The interpretation and enforcement of China’s WTO commitments regarding telecommunications services may also affect telecommunications regulations and the telecommunications industry in China. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, tariff setting, interconnection and settlement arrangements, competition, changes in technical and service standards, universal service obligations and spectrum and numbering resources allocations, may have a material adverse effect on our business and operations.

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

Consequently, we may not be able to realize adequate return on investments for expanding networks to, and providing telecommunications services in, those economically less developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. As a result, our financial condition and results of operations could be adversely affected.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

China’s economic, political and social conditions, as well as government policies, could affect our businesses.

Substantially all of our businesses, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including without limitation:

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

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict the purpose and effect of future economic policies of the PRC government or the impact of such economic policies on our businesses and operations.

Government control of currency conversion may adversely affect our financial condition.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi fluctuates and is subject to changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the People’s Bank of China. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We were incorporated under the laws of the PRC and are governed by our articles of association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volumes of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

The direct enforcement by our shareholders of their rights in respect of violations of corporate governance procedures may be limited. In this regard, our articles of association provide that most disputes between holders of H shares and our company, directors, supervisors, officers or holders of domestic shares, arising out of our articles of association or the PRC Company Law and related regulations concerning the affairs of our company, are to be resolved through arbitration by arbitration tribunal in Hong Kong or China, rather than by a court of law. Awards that are made by Chinese arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China. However, to our knowledge, no action has been brought in China by any holder of H shares to enforce an arbitral award, and we are uncertain as to the outcome of any action, if brought in China to enforce an arbitral award made in favor of holders of H shares. See “Item 10. Additional Information – B. Articles of Association.”

To our knowledge, there has not been any published report of judicial enforcement in China by holders of H shares of their rights under the articles of association or the PRC Company Law.

Unlike in the United States, under applicable laws of China, shareholders do not have the right to sue the directors, supervisors, officers or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself. Our shareholders may have to rely on other means to enforce directly their rights, such as through administrative proceedings. Chinese laws and regulations applicable to overseas listed companies do not distinguish among minority, affiliated and unaffiliated shareholders in terms of their rights and protections. In addition, our minority shareholders may not be able to enjoy protections to the same extent afforded to them by companies incorporated under the laws of the United States.

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

We are a company incorporated under the laws of the PRC, and substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China, and substantially all of the assets of our directors and officers are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, our Chinese counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Restructuring of China Telecom Group

In November 2001, the telecommunications assets of our parent company, China Telecom Group, in ten northern provinces, autonomous regions and centrally administered municipalities in China were split off from China Telecom Group in May 2002 and were merged with China Netcom Corporation and Jitong Communications Co. Ltd. to form China Netcom Group. China Telecom Group retains the telecommunications assets in the remaining 21 provinces, autonomous regions and centrally administered municipalities and continues to own the brand name of “China Telecom.” Under the restructuring plan, both China Telecom Group and China Netcom Group are permitted to operate nationwide wireline telecommunications networks and provide nationwide services.

In connection with the implementation of the restructuring plan, China Telecom Group and China Netcom Group entered into a number of framework agreements providing for the division of network resources, trademarks, network access codes and other assets and nationwide enterprise customers of China Telecom Group prior to the restructuring, and circuit leasing, network maintenance and other business arrangements. Under these framework agreements, we obtained, indirectly through China Telecom Group, access to local networks owned by China Netcom Group in the ten northern provinces, autonomous regions and centrally administered municipalities. China Telecom Group and China Netcom Group also entered into a couple of implementation agreements in 2002, 2003 and 2004 to implement those framework agreements, the provisions of which are consistent with those framework agreements.

Our Restructuring and Initial Public Offering

We were incorporated under the laws of China on September 10, 2002 as a joint stock company with limited liability under the name of China Telecom Corporation Limited. Our controlling shareholder, China Telecom Group, a wholly state-owned enterprise, directly owns approximately 72.09% of our issued capital as of May 23, 2005. As part of the restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us. These assets, liabilities and operations have been segregated and separately managed by us since December 31, 2001. As part of the restructuring, China Telecom Group retained certain assets historically associated with the businesses in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. These assets had a carrying amount of RMB11,285 million as of December 31, 2001 and primarily consisted of investments in non-telecommunications industries, the inter-provincial transmission optic fibers and properties. In consideration of the net assets related to the telecommunications operations transferred to us, which had a carrying amount of RMB97,485 million as of December 31, 2001, we issued 68,317,270,803 of our shares to China Telecom Group.

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

Under a non-competition agreement between us and China Telecom Group, China Telecom Group has undertaken to us, for so long as our shares are listed on the Hong Kong Stock Exchange or another exchange, and China Telecom Group holds over 30% of our issued share capital or is regarded as our controlling shareholder under the Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or selected value-added telecommunications services in our service regions that may compete with us. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements Relating to Our Restructuring and Initial Public Offering — Non-Competition Agreement.”

In connection with our restructuring and acquisitions, we entered into various arrangements with China Telecom Group and a number of its provincial subsidiaries relating to the mutual provision of ongoing telecommunications and other services. These agreements include agreements for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, IT services, comprehensive services and other services. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a more detailed description of these arrangements.

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

The following chart sets forth our corporate organization and shareholders prior to the acquisition in 2003:

(1)	The percentages may not add up to 100% due to rounding discrepancies.

Our Acquisition in 2003

On December 31, 2003, we acquired from China Telecom Group the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited and certain network management and research and development facilities. These acquired companies are the leading providers of wireline telecommunications services, including wireline telephone, managed data, Internet and leased line services in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, respectively. The assets, liabilities and operations of these acquired companies had been segregated and separately managed by us since December 31, 2002. As part of the reorganization in preparation of the acquisition, China Telecom Group has undertaken to indemnify these companies for any loss or damages suffered by them as a result of, or related to, the reorganization and/or in connection with events preceding the reorganization.

The purchase price of the acquisition amounted to RMB46 billion. Of the purchase price, we paid an initial consideration of RMB11 billion in cash upon the completion of the acquisition. The deferred consideration of the remaining RMB35 billion is payable on December 31, 2013. We may prepay all or, from time to time, a part of the deferred consideration at any time within a ten-year period without penalty. We will pay interest to China Telecom

Group at semi-annual intervals on the actual amount of the deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after December 31, 2003. This rate will be adjusted on the fifth anniversary of the completion of the acquisition on December 31, 2003 based on the then current Renminbi lending rate of the Chinese commercial banks for loans with tenure of more than five years. In 2004, we paid China Telecom Group approximately RMB1,814 million interest on the deferred consideration for our acquisition in 2003.

In connection with this acquisition and as part of the reform plan of rural telecommunications services, China Telecom Group agreed to transfer to Fujian Electronic Information (Group) Co., Ltd., a state-owned enterprise owned by the provincial governments of the Fujian Province, 977,004,913 of our domestic shares. Since China Telecom Group sold 462,749,683 shares in our global offering in 2004, the shares it agreed to transfer to Fujian Electronic Information (Group) Co., Ltd. has decreased to 969,317,182 shares accordingly, which represents approximately 1.45% of our total issued domestic shares as of May 23, 2005. Such transfer is subject to a number of conditions precedent and will not be made prior to September 10, 2005.

On December 31, 2003, our Company, together with our wholly-owned subsidiary, Shanghai Telecom Company Limited, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd., or China Telecom Yellow Page. The aggregate consideration of the transaction was RMB25 million, which falls below the de minimis provision under the Listing Rules, and therefore the transaction is exempt from the reporting, announcement and independent shareholders’ approval requirements.

Set out below is our corporate structure immediately after the acquisition in 2003 but prior to the acquisition in 2004:

(1)	The percentages may not add up to 100% due to rounding discrepancies.
(2)	Denotes the companies acquired pursuant to the acquisition.
(3)	Includes 977,004,913 of our domestic shares that China Telecom Group agreed to transfer to Fujian Electronic Information (Group) Co., Ltd., a state-owned enterprise owned by the provincial governments of the Fujian Province as part of the reform plan of rural telecommunications services. Due to the sale of certain shares by China Telecom Group in our global offering in 2004, the number of shares to be transferred has decreased to 969,317,182 shares after our global offering in 2004, which represents approximately 1.45% of our total issued domestic shares as of May 23, 2005. Such transfer is subject to a number of conditions precedent and will not be made prior to September 10, 2005.
(4)	On December 31, 2003, our Company, together with our wholly-owned subsidiary, Shanghai Telecom Company Limited, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd., which is not shown in the chart above. The aggregate consideration of the transaction was approximately RMB25 million, which falls below the de minimis provision under the Listing Rules, and therefore the transaction is exempt from the reporting, announcement and independent shareholders’ approval requirements.

Our Acquisition in 2004

On June 30, 2004, we acquired from China Telecom Group its entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. These acquired companies are providers of wireline telecommunications services, including wireline telephone, Internet and managed data and leased line services in Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region, respectively.

The purchase price of the acquisition amounted to RMB27.8 billion. Of the purchase price, we paid an initial consideration of RMB8.34 billion in cash upon the completion of the acquisition. The deferred consideration of the remaining RMB19.46 billion is payable on June 30, 2014. We may prepay all or, from time to time, a part of the deferred consideration at any time within a ten-year period without penalty. From June 30, 2004, we will pay interest to China Telecom Group at half-yearly intervals on the actual amount of deferred consideration remaining outstanding. Interest will accrue daily and, for the first five years after June 30, 2004, will be payable at the rate of 5.184% per year, being 10% discount to the RMB lending rate of 5.76% per year of commercial banks in the PRC in respect of loans with tenure of more than five years as published by the People’s Bank of China and prevailing at 12:00 noon (Beijing time) on April 8, 2004, being the business day immediately preceding the day of the execution of the acquisition agreement. Thereafter, the interest rate will be adjusted on June 30, 2009 to the then RMB lending rate of a commercial bank loan of similar amount and tenure with the same discount. On June 30, 2004, we repaid RMB4,310 million of this payable amount using the net proceeds from issue of new H shares in May 2004. In 2004, we paid China Telecom Group approximately RMB393 million interest on the deferred consideration.

In preparation for this acquisition, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited were all incorporated in March 2004, each as a wholly-owned subsidiary of China Telecom Group. China Telecom Group’s telecommunications operations in Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region, together with related assets and liabilities were transferred to the respective acquired companies. The assets, liabilities and operations of these companies have been segregated and separately managed since December 31, 2003. As part of the reorganization in preparation of the acquisition, China Telecom Group has undertaken to indemnify these companies for any loss or damages suffered by them as a result of, or related to, the reorganization and/or in connection with events preceding the reorganization.

Our Global Offering in 2004

In May 2004, we issued 5,318,181,818 new H shares with a par value of RMB1.00 each, representing 4,466,693,018 H shares and 8,514,888 ADSs, each representing 100 H shares, at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. We raised net proceeds of RMB12,702 million from this issuance of new H shares. On June 30, 2004, we used RMB12,650 million of the net proceeds from this issuance to make a cash payment for the acquisition of 2004, i.e., RMB8,340 million as the initial consideration and RMB4,310 million as part of the deferred consideration. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom Group and our other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors.

Set out below is our corporate structure immediately after the acquisition in 2004 and as of May 23, 2005:

Public Shareholders
17.15%(1)
China Telecommunications Corporation
72.09%(1)(2)
6.94%(1)
Guangdong Rising Assets Management Co., Ltd
1.18%(1)
Jiangsu Guoxin Investment Group Co., Ltd
2.64%(1)
Zhejiang Financial Development Company
China Telecom Corporation Limited(4)
Shanghai Telecom 100%
Guangdong Telecom 100%
Jiangsu Telecom 100%
Zhejiang Telecom 100%
Anhui Telecom 100%
Fujian Telecom 100%
Jiangxi Telecom 100%
Guangxi Telecom 100%
Chongqing Telecom 100%
Sichuan Telecom 100%
Hubei Telecom(3) 100%
Hunan Telecom(3) 100%
Hainan Telecom(3) 100%
Guizhou Telecom(3) 100%
Yunnan Telecom(3) 100%
Shaanxi Telecom(3) 100%
Gansu Telecom(3) 100%
Qinghai Telecom(3) 100%
Ningxia Telecom(3) 100%
Xinjiang Telecom(3) 100%

(1)	The percentages may not add up to 100% due to rounding discrepancies.
(2)	Includes 969,317,182 of our domestic shares (representing approximately 1.45% of our total issued domestic shares as of May 23, 2005) that China Telecom Group has agreed to transfer to Fujian Electronic Information (Group) Co., Ltd., a state-owned enterprise owned by the provincial governments of the Fujian Province as part of the reform plan of rural telecommunications services. Such transfer is subject to a number of conditions precedent and will not be made prior to September 10, 2005.
(3)	Denotes the companies acquired pursuant to the acquisition in 2004.
(4)	On December 31, 2003, our company, together with our wholly-owned subsidiary, Shanghai Telecom Company Limited, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd., which is not shown in the chart above. The aggregate consideration of the transaction was approximately RMB25 million, which falls below the de minimis provision under the Listing Rules, and therefore the transaction is exempt from the reporting, announcement and independent shareholders’ approval requirements.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, China 100032 and our telephone number is (86-10) 6642-8166. Our website address is www.chinatelecom-h.com. The information on our web site is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B. Business Overview

We are the leading provider of wireline telecommunications services in our service regions in China. Our service regions consist of Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province, Zhejiang Province. Our scope of business includes:

(1)	operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

(2)	providing voice, data, image, multimedia telecommunications and information services based on the wireline networks;

(3)	providing international services and conducting accounts settlement with overseas operators in accordance with state regulations; and

(4)	providing telecommunications and information-related system integration, technological development, technical services, information consulting, and conducting design, manufacture, sales and installation of telecommunications equipment.

Our businesses grew steadily in 2004. Our local telephone subscribers continue to grow at a steady pace. Broadband subscribers maintained strong growth and became a growth driver with increasing importance in our revenue structure. Domestic long distance services recorded both usage and revenue growth and value-added services portfolio was further expanded.

Our operating revenue depends largely on customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2002	2003	2004
Local Telephone:
Access lines in service (in millions)	133.1	161.0	186.7
Total pulses (in billions)	459.3	455.1	466.8
Domestic Long Distance:
Total outgoing call minutes carried (in billions)	59.5	67.3	82.0
International, Hong Kong, Macau and Taiwan Long Distance:
Total outgoing call minutes carried (in billions)	1.55	1.67	1.65
Interconnection
Volume of inbound local call minutes (in billions)	53.5	76.2	94.7
Dial-up Internet Access:
Number of subscribers (in millions)	24.0	22.2	15.8
Dial-up on-line usage (minutes in billions)	81.6	54.9	30.0
Broadband Access:
Number of subscribers (in millions)	2.4	7.2	13.8
Managed Data (bandwidth leased in thousands):
DDN (x64Kbps)	378.2	471.2	493.3
Frame relay (x128Kbps)	48.1	88.3	156.3
ATM (x2Mbps)	16.6	19.0	23.8
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	164.5	163.1	169.5
Value-added Services
Caller ID service subscribers (in millions)	51.5	82.5	109.0
Usage of telephone information services (minutes in billions)	0.9	1.7	2.4

The number of our local access lines in service increased by approximately 15.9% from 2003 to 2004. The usage of our local voice services increased by approximately 11.6% from 384.5 billion pulses to 429.2 billion pulses from 2003 to 2004. Subscribers for our broadband access services grew significantly from 7.2 million as of December 31, 2003 to 13.8 million as of December 31, 2004. We expect broadband business to become a key driver of our future growth. We experienced significant growth in value-added services in 2004. The subscriber number of our caller ID services increased by approximately 32.1% from 2003 to 2004. The usage of telephone information services increased by approximately 38.8% from 2003 to 2004. We expect to further capitalize on the market potential of value-added services in the future.

The following table sets forth a breakdown of our operating revenue for 2002, 2003 and 2004:

	For the Year Ended December 31
	2002	2003	2004
	(RMB in millions)
Wireline telephone services(1)
Local
Installation fees	2,305	2,643	2,865
Monthly fees	25,338	27,499	29,827
Local usage fees	44,440	45,815	47,646

Sub-total	72,083	75,957	80,338
Domestic long distance(2)	25,726	25,460	26,231
International, Hong Kong, Macau and Taiwan long distance(2)	3,878	3,943	3,788
Interconnections	7,524	8,365	10,719
Upfront connection fees	10,564	9,771	8,458

Sub-total	119,775	123,496	129,534
Internet	5,998	10,007	14,109
Managed data	3,147	3,210	3,015
Leased line services	5,520	5,103	4,154
Others(3)	6,466	9,737	10,400

Total operating revenue	140,906	151,553	161,212

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.
(2)	Includes revenue from our VoIP long distance services.
(3)	Includes primarily revenue from the provision of value-added telecommunications services, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

We believe there is still potential for further growth in China’s telecommunications market, due to the growth of China’s economy, the broader adoption of information technology and advanced communications services in China. However, with increasingly intensified competition and the further expansion and price fluctuation of mobile services, mobile substitution has become more apparent and adversely affected the growth potential of our wireline telephone service. Therefore, in 2005, our business strategy will focus on transforming from a traditional wireline network operator into a modern integrated information services provider. As part of the strategy, we plan to continue to pursue the operation of mobile business proactively and seek to work with IT service providers to offer differentiated total solutions to enterprise customers. We will fully exploit the development potential of rural telephony, value-added services, leased line and other services.

Wireline Telephone Services

Our telephone services consist of local telephone, domestic long distance, international, Hong Kong, Macau and Taiwan long distance, value-added voice and information services and interconnection.

Wireline telephone services are our main services, generating 80.3% of our total operating revenue in 2004, compared to 81.5% in 2003. Revenue generated by these services slightly increased from RMB123,496 million in 2003 to RMB129,534 million in 2004.

Local Telephone Services

Our local telephone services provide the largest revenue source for our wireline telephone services. Revenue derived from our local telephone services in 2004 accounted for 49.8% of our total operating revenue, compared to 50.2% in 2003.

We have expanded our local telephone subscribers and the total number of our subscribers reached 186.7 million at the end of 2004, an increase of 25.7 million, or approximately 15.9% from 2003. Wireless local access service and public telephone service subscribers grew relatively faster. As of the end of 2004, wireless local access service subscribers and public telephone service subscribers reached 42.2 million and 12.4 million, increasing 16.6 million and 2.8 million, or approximately 64.9% and 29.0%, respectively, from 2003. In the local telephone services market, urban residential subscribers growth has slowed down and the subscribers and usage diversion exacerbated, while wireless local access service demand was comparatively stable and the rural telecommunications market exhibited a strong growth potential.

Access lines. The following table sets forth selected information regarding our local telephone subscribers as of the dates indicated:

	As of December 31,
	2002	2003	2004
	(in millions)
Residential	98.8	108.1	113.1
Enterprise	16.3	17.7	19.0
Public telephones	7.2	9.6	12.4
Wireless local access	10.8	25.6	42.2
Total	133.1	161.0	186.7

Service usage. The following table sets forth certain usage information regarding our local telephone services for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Total usage (pulses in billions)(1)	459.3	455.1	466.8

(1)	Pulses are the billing units for calculating local telephone usage fees. The definition of a pulse for intra-district calls changed in connection with the tariff adjustments mandated by the Chinese government and implemented by us in 2001. See “— Tariffs” for the respective definitions of a pulse before and after the tariff adjustments in 2001.

Local voice usage reached 429,150 million pulses in 2004, an increase of approximately 11.6% from 2003. As some customers of our dial-up Internet services began to use our broadband Internet services, dial-up Internet usage, including dial-up usage of customers of other Internet service providers, decreased from 70,621 million pulses in 2003 to 37,665 million pulses in 2004, representing a 46.7% decrease. Tariffs for dial-up Internet access were much lower than the usage fees for voice services.

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

The following table sets forth the changes in our tariffs before and after the tariff adjustments we implemented in 2001 for local telephone services:

	Before Tariff Adjustments	After Tariff Adjustments
(RMB)
Monthly fee:(1)
Residential customers	7.6 – 25.0	10.0 – 25.0
Enterprise customers	12.0 – 37.0	15.0 – 35.0
Usage fee:
Intra-district	0.16 – 0.22 per pulse (three minute intervals)	0.18 – 0.22 for the first two pulses (first three minutes or less) and 0.09 – 0.11 for each additional pulse (one minute intervals)
Inter-district	0.20 – 0.50 per pulse (one minute intervals)	0.20 – 0.50 per pulse (one minute intervals)

	Before Tariff Adjustments	After Tariff Adjustments
(RMB)
Communications fee:
Internet dial-up	0.08 – 0.11 per pulse (three minute intervals)	0.02 per pulse (one minute intervals)

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital, a city, a county or rural areas.

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

Domestic Long Distance Services

Revenue from our domestic long distance services reached RMB26,231 million, an increase of approximately 3.0% from 2003. Total domestic long distance usage was 81,960 million minutes, representing an annual growth rate of approximately 21.8%. Total revenue from our domestic long distance services represented approximately 16.3% of our total operating revenue in 2004, compared to approximately 16.8% in 2003. Our domestic long distance services had a market share of 45.8% as measured by total minutes carried through our networks as calculated based on statistical data from the Ministry of Information Industry, which was down 3.6 percentage points from 2003. In order to improve our revenue in the increasingly competitive market environment for our long distance services market, we adopted a more effective pricing strategy and accelerated the development of public telephone supermarkets. Meanwhile, we further streamlined phone cards distribution channels to divert long distance usage volume from mobile services. Our efforts were rewarded with increases in both domestic long distance usage and revenue.

Service usage. The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Total minutes of usage (in millions):(1)
Public switched telephone networks	30,367	31,491	39,831
VoIP	29,125	35,821	42,129

Total	59,492	67,312	81,960

(1)	Includes calls originated by mobile subscribers that are carried over our long distance networks.

We have commenced providing VoIP services since 1999. The usage of our VoIP domestic long distance services as a percentage of the total usage of domestic long distance services decreased from approximately 53.2% in 2003 to approximately 51.4 % in 2004, mainly because of the migration of the customers to mobile telecommunications. However, the average VoIP call duration is generally longer than that of long distance calls using public switched telephone networks. We provide VoIP services primarily to price sensitive customers, such as small businesses, certain residential customers and non-resident persons. We offer our VoIP services selectively to small businesses or other non-resident persons in response to market demand and offer flexible VoIP service packages in response to competition.

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

International, Hong Kong, Macau and Taiwan Long Distance Services

Revenue from our international, Hong Kong, Macau and Taiwan long distance services amounted to RMB3,788 million in 2004, down approximately 3.9% from 2003. Usage in 2004 was 1,654 million minutes, approximately the same level as 2003. Our market share in this sector was 56.3% as measured by total minutes carried through our networks as calculated based on statistical data from the Ministry of Information Industry, 4.9 percentage points down from 2003. Nevertheless, we maintained our leading position in this market. Our international, Hong Kong, Macau and Taiwan long distance telephone services contributed approximately 2.3% to our total operating revenue in 2004, compared to approximately 2.6% in 2003. We also provide VoIP international, Hong Kong, Macau and Taiwan long distance services, similar to our VoIP domestic long distance services in our service regions.

Service usage. The following table sets forth certain information related to the usage of our international, Hong Kong, Macau and Taiwan long distance services, including usage of international, Hong Kong, Macau and Taiwan long distance services by mobile subscribers, for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Outgoing call minutes (in millions)(1):
Public switched telephone networks	793	1,015	632
VoIP	753	655	1,022

Total	1,546	1,670	1,654

(1)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Tariffs. The tariff adjustments in 2001 reduced the basic unit of billing from one minute to six seconds and simplified the rate schedule by abolishing the distance-based tariff structure. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance tariffs before and after the tariff adjustments:

	Before Tariff Adjustments	After Tariff Adjustments
(RMB)
Public switched telephone networks services:
To Hong Kong, Macau and Taiwan	2.55 – 5.00 per minute(1)	0.20 per 6 seconds
To all international destinations	5.30 – 15.00 per minute(2)	0.80 per 6 seconds(3)
VoIP services:(4)
To Hong Kong, Macau and Taiwan	1.50 – 2.50 per minute	1.50 per minute
To all international destinations	2.40 – 4.80 per minute	2.40 - 4.60 per minute

(1)	A discount rate of 40% applies to calls made during off-peak hours.
(2)	Rates of RMB5.30-12.00 per minute apply to calls made to Asian countries and regions and a rate of RMB15.00 per minute applied to calls to all other international destinations. A discount rate of 40% applied to calls made during off-peak hours.
(3)	A discount rate of up to 40% applies to calls made during off-peak hours.
(4)	Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

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

Value-added Voice and Information Services

In addition to basic local and long distance voice services, we offer a variety of value-added voice and information services. Significant usage growth of our value-added services in 2004 contributed to our overall revenue growth.

Value-added voice services. Our value-added voice services include caller ID, call forwarding, conference call and toll-free services. Subscribers of our caller ID services reached 109 million, with a penetration rate of 58.4%, by the end of 2004, an increase by 7 percentage points from 2003. Based on our extensive network resources, customer base and distribution channels, we cooperate with other service providers and continue to develop new value-added voice services. In recent years, we gradually introduced new services such as call-center out-sourcing, video conferencing, direct dial VoIP services with a pre-set access number of 17901, wireline chat room called “Telephone QQ”, wireline short messaging services and PHS short messaging services. We also launched a service called Color Ring Tone in 2004. We intend to develop this service to meet the existing and potential PHS subscribers’ demands. We also expect the revenue generated by this service to grow in line with our existing and potential PHS subscribers’ increasing usage of this service. Through our intensive marketing efforts, our customers became familiar with these services and increased their usage. We believe that these value-added voice services allow us to enhance customer satisfaction and increase our revenue. As subscribers in our service regions become more accustomed to these value-added voice services, we believe there is significant growth potential in these areas.

Telephone information services. We have significantly expanded the scope of our automated and operator-assisted telephone information and applications services in recent years. Our general information services allow users to access information at our standard telephone usage rates plus information usage fees. We also provide other specialized telephone information and application services, such as telephone banking, telephone advertising, telephone lottery and telephone stock trading services. Total usage of our telephone information services was 2,419 million minutes in 2004, an increase of approximately 38.8% from 2003. We intend to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

Telephone directory services. We publish telephone directories, known as Yellow Pages, in our service regions. In addition, we have introduced online yellow pages and other related information services. We derive advertising revenue from our printed and on-line yellow pages services.

Tariffs. Value-added voice and information services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. See “– Regulatory and Related Matters – Tariff Setting.” We determine tariffs for our value-added voice and information services according to market conditions. Tariffs for these services vary to a large extent based on types of services and geographical locations.

Interconnection

Interconnection services accounted for approximately 6.6% of our total operating revenue in 2004. Under relevant regulations, we are exempt from any interconnection payment for outbound local traffic to mobile operators. See “—Regulatory and Related Matters—Interconnection” for tariff details. As a result of our continuously expanding customer base and the growing Chinese telecommunications industry, the volume of inbound local calls through our networks reached 94,747 million minutes in 2004, an increase of 24.3% from 2003. The volume of inbound long distance calls also recorded an increase.

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

China Telecom Group entered into interconnection agreements with other telecommunications service providers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, prior to our incorporation in 2002, with other telecommunications service providers in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, prior to our acquisition in 2003 and with other telecommunications service providers in Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region prior to our acquisition in 2004. These agreements provide for interconnection settlement with respect to local calls and domestic and international, Hong Kong, Macau and Taiwan long distance calls involving our networks. In connection with our initial public offering in 2002 and the acquisitions in 2003 and 2004, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We also entered into an interconnection agreement with China Telecom Group. The economic terms and the settlement procedures under that agreement are in accordance with the standards set forth in the interconnection rules and regulations, which are described in more details under “— Regulatory and Related Matters — Interconnection” included elsewhere under this item. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Apportionment of International Settlement; — Ongoing Related Party Transactions between Us and China Telecom Group — Interconnection Agreement.”

Internet and Managed Data Services

We intend to strategically expand our Internet services. Revenue from Internet services was RMB14,109 million in 2004, an increase of approximately 41.0% from 2003 and represented approximately 8.8% of our total operating revenue. Broadband business became a key strategic driver for our sustainable development. In 2004, our broadband subscribers grew by 6.6 million or 91.4% from the end of 2003 to 13.8 million in 2004, further consolidated our leading position in the broadband access service market in our service regions.

The following table sets forth selected information regarding our Internet, managed data and related services as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2002	2003	2004
Dial-up Internet access services:
Dial-up subscribers (in thousands)	24,020	22,163	15,824
Dial-up on-line usage (minutes in millions)	81,648	54,886	30,046
Broadband access services (in thousands):
DSL subscribers	1,718	5,229	10,000
FTTx + LAN subscribers	674	1,975	3,716
Others	19	28	122

Dial-up Internet Access Services

We classify our dial-up Internet access users into registered users, non-registered users and prepaid users. In addition, we provide Internet transit and access services to some international and domestic telecommunications operators. We also provide many business customers with direct fiber optic links between their local area networks and the Internet.

Our dial-up Internet access subscribers decreased by approximately 28.6%, from approximately 22.2 million as of December 31, 2003 to approximately 15.8 million as of December 31, 2004. Total usage of our dial-up Internet access services by our subscribers decreased from 54,886 million minutes in 2003 to 30,046 million minutes in 2004, or approximately 45.3%. We believe the decline was mainly due to migration of customers from our dial-up Internet services to our broadband Internet services.

Tariffs. Registered dial-up Internet access users pay an Internet access fee as well as local communications fees. In 2003, the Ministry of Information Industry liberalized the tariff regulations and lifted state guidance tariffs for Internet services. Currently, there are no pre-set tariff rates promulgated by the Chinese government or other regulatory authorities on Internet services.

Broadband Internet Access

We began offering broadband Internet access services in 2000. In 2004, our broadband subscribers maintained its strong growth and became a revenue growth driver with increasing importance in our revenue structure. Our broadband subscribers grew by 6.6 million or 91.4% from the end of 2003 to 13.8 million in 2004.

DSL services. In 2004, we continued to leverage on our dominant position in local access networks, extensive distribution network and high quality customer services in promoting our DSL services. We promote DSL services as the primary broadband Internet access means for our residential customers and small- and medium-sized enterprise customers. DSL services can be offered over existing copper wires and are suitable for high-speed Internet access. We had approximately 5 million DSL subscribers as of December 31, 2003 and approximately 10 million DSL subscribers as of December 31, 2004.

Fiber-Ethernet access services. We offer broadband access services through fiber optic cables that directly link Ethernet technology-based LANs in office buildings or high-end residential complexes to the Internet. Fiber-Ethernet access uses optic fiber technology and Ethernet protocol to connect residential users and business users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2003 and 2004, we had approximately 1.9 million customers and 3.7 million customers, respectively, using fiber-Ethernet access services.

Broadband application services. We continue to leverage our broadband access networks and distribution channels to develop various broadband application services such as distance education, distance medical services, video conferencing, on-line games, entertainment and video-on-demand services.

Based on our large subscriber base, network resources, application platforms and reliable supporting systems, as well as our customer management and billing system, we cooperated with other service providers and launched ChinaVnet in 2003 to promote our broadband Internet access services. ChinaVnet offers billing platforms and channels for Internet content and application providers and provides subscribers with convenient access to the comprehensive content and application services provided by those service providers. We believe that the introduction of ChinaVnet will stimulate growth in the subscriber base and revenue from our broadband Internet services.

In 2003, we introduced a service known as “Broadband New Vision”, which is a multimedia service that allows the transmission of video, voice and data over our Broadband access networks. In addition, we provide to our key customers tailored total solutions based on our broadband and data networks. For example, we cooperated with the customs departments in our service regions and launched a service called “e-Customs”. The “e-Customs” service provides our Internet users with customs clearance services and certain other import and export related services over the Internet. Since 2004, we have commenced conducting research on the technology and business models in the IPTV business. We may form alliance with content providers to supply IPTV programs. In addition, we expect to cooperate with television manufacturers to upgrade our telephone terminals in order to realize the integration of television, broadband and voice service.

Tariffs. Internet services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. See “Regulatory and Related Matters — Tariff Setting.” We determine tariffs for dial-up and broadband services according to market conditions. Tariffs for these services vary to a large extent based on types of services and geographical locations.

Managed Data Services

Our managed data services include Digital Data Network, or DDN, frame relay, or FR, and Asynchronous Transfer Mode, or ATM, services. In 2004, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shopping, tailored services and comprehensive solution packages to these customers. Our customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our company.

DDN services. The bandwidth volume of our DDN services grew by approximately 4.7% in 2004. Our DDN services provide high-quality and reliable transmission at speeds ranging from 64Kbps to 2Mbps and continue to meet the increasing demand for low- to medium-speed transmission capacity from enterprise customers. DDN systems are composed of optic fibers, digital transmission paths and digital cross multiplexing nodes. DDN systems are capable of providing high-quality private circuits and other services at various data rates to satisfy users’ multimedia communications needs.

Frame relay/ATM services. The bandwidth volume of our frame relay and ATM services grew by approximately 77.0% and 25.3%, respectively, in 2004. We offer advanced high-speed data communications services based on frame relay and ATM technologies. These services enable flexible and cost-effective usage of bandwidth resources. Frame relay is a type of connection-oriented packet switching technology that employs statistical multiplexing over a shared network. Frame relay offers both access to a network and transmission of data across a network and is used by customers with significant amounts of data traffic. ATM is a high bandwidth and multiplexing technology. ATM is developed for high data rates with a high quality of service, and can offer integrated voice, data and video services at various data rates.

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

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps for the periods indicated:

	Monthly Fee
	2002	2003	2004
	(RMB)
64Kbps
Intra-district	1,500	1,500	1,500
Inter-district	2,000	2,000	2,000
Intra-provincial	3,500	3,500	3,500
Inter-provincial	3,500	3,500	3,500
2Mbps
Intra-district	6,000	6,000	6,000
Inter-district	8,000	8,000	8,000
Intra-provincial	12,000	12,000	12,000
Inter-provincial	12,000	12,000	12,000

The following tables set forth the monthly fees in 2004 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

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

In 2004, we also launched Short Message Services over PHS, or SMS over PHS service. Usage of SMS over PHS grew rapidly after achieving interconnection with other wireline and mobile services operators, presenting a market potential for further growth.

Leased Line Services

We also provide domestic and international leased line services in our service regions. We offer these services as part of our total telecommunications solutions and market these services to large enterprise customers and other operators through our large enterprise customer service teams. In addition to leased lines, we also lease other network elements to business and government customers and other telecommunications service providers. We mainly lease digital circuits, digital trunk lines and optic fibers. The revenue from our leased line services is mainly derived from the lease of domestic and international digital circuits. Revenue from our leased line services was RMB4,154 million in 2004, a decrease of approximately 18.6% from 2003, mainly due to the decrease in prices. As of the end of 2004, we leased out a total of 169.5 thousand digital circuits (in 2Mbps equivalent), an increase of approximately 3.9% from 2003.

The following table sets forth the total amounts of bandwidth of our leased line service as of the end of the year indicated:

Leased Digital Circuits	2002	2003	2004
Total bandwidth (x2Mbps) (thousand)	164.5	163.1	169.5

Tariffs. We charge monthly fees for leased lines based on tariff rates set by the Chinese government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years. The tariff adjustments in 2001 substantially reduced tariffs for leased line services.

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits for the periods indicated:

	Monthly Fee
	2002	2003	2004
	(RMB)
2Mbps
Intra-district	2,000	2,000	2,000
Inter-district	4,000	4,000	4,000
Intra-provincial(1)	6,000	6,000	6,000
Inter-provincial(1)	6,000	6,000	6,000
155Mbps
Intra-district	44,000	44,000	44,000
Inter-district	88,000	88,000	88,000
Intra-provincial(1)	132,000	132,000	132,000
Inter-provincial(1)	132,000	132,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in China. We offer a full range of differentiated services to our customers to address their telecommunications needs. Based on customer segmentation, we have implemented various promotion measures, in particular packaging our services and providing a variety of tariff plans, to mitigate our loss of local voice service usage. Moreover, in order to meet customers’ increasingly diversified demands for telecommunications services, we have further optimized our products and services development and marketing mechanisms, and established a ‘total solution’ service system for major customers. We believe these measures have facilitated our business transformation from a provider of telecommunications network services to an integrated telecommunications solutions provider. As a result, we also believe that we have increased our responsiveness to the market and our service quality. In addition, in 2004, we established our China Telecom brand strategy to enhance customer awareness of our available services.

Sales, Distribution and Customer Services

Dedicated customer manager system for large enterprise customers. We have implemented a large enterprise customer manager system. Under this system, our dedicated customer managers directly market our services to large enterprise customers. These customer managers form dedicated management teams based on the industry background or geographical locations of the customers. We conduct periodic performance reviews and evaluations of the performance of the customer managers based on several factors, including revenue growth, market share, customer satisfaction and customer retention. As of December 31, 2004, we had 9,298 managers for major customers, 10,405 managers for corporate customers nationwide.

Community manager system. We offer integrated sales and maintenance services to small- and medium-sized enterprise customers through our community manager system and divide their community coverage responsibilities by geographical area. Our community managers are responsible for customer development and customer care. We link their compensation mainly to the voice traffic in their coverage areas. In addition, our community managers are also responsible for gathering market and demand information. As of December 31, 2004, we had 38,304 managers for community customers nationwide.

Contract system in rural areas. Under this system, we select certain local residents to be responsible for service promotion, customer development, equipment maintenance and fee collection. This system enables us to lower operational costs effectively while at the same time satisfying the needs of our rural customers.

Customer service hotlines. We provide customer services through our customer service hotlines with the uniform access number of “10000.” Our customer service hotlines offer uniform electronic-based services to our residential and enterprise customers. Our customer service hotlines handle service inquiries and service applications, collect bill payments and handle customers’ complaints.

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

Marketing and sales agencies and other wholesale channels. We market our services through our own retail outlets as well as agents and distributors. Our cooperation with third party agencies and distributors helps us reach a broader customer base and reduce our operating expenses. We provide a range of wireline telecommunications services, including, among others, local and long distance telephone and data services, to government agencies and regulatory authorities at all levels as well as to many state-owned enterprises in our service regions. A number of these government entities and state-owned enterprises are among our largest customers, and the amount of revenue received from entities controlled by the PRC government during 2004 was material to us. We provide these services in the normal course of business.

Precision Management

To ensure our successful business transformation, we will implement precision management at all levels of the Company. We will adopt quantitative standards to reduce data deviations in all aspects of management on an integrated basis covering marketing activities, network operations, allocation of financial resources and management of human resources.

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

Network Capacity and Technology

Local access networks. We own extensive local access networks in our service regions. As of December 31, 2004, our local access networks covered all cities, counties and most rural villages in our service regions. As part of our strategic focus on the broadband and PHS network in order to optimize our network and improve utilization, we continue to expand our broadband local access networks utilizing our existing copper line resources and optimizing our PHS network. As of December 31, 2004, the total capacity of our DSL access ports reached 16.9 million lines. At the same time, we are selectively connecting additional large office buildings and business centers with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, cafes and office buildings to provide business travelers with broadband access services.

Transport network. Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links. Our fiber optic network had a total cable length of 1.1 million kilometers in our service regions as of December 31, 2004.

Wireline telephone networks. Our wireline telephone network has been substantially built in the last decade utilizing digital technology. As of December 31, 2004, the total capacity of local switches reached approximately 251.8 million lines and the capacity of long distance switches reached approximately 5.0 million lines. In addition, China Telecom Group has built international gateways in Shanghai and Guangzhou and we utilize these international gateways for our international, Hong Kong, Macau and Taiwan long distance telephone services.

In developing our wireline telephone networks, we have adopted technologies that enable high capacity and fewer exchanges to reduce our construction and operating costs. We have installed advanced intelligent networks over our telephone networks. Intelligent networks combine advanced computer technologies with traditional switching techniques to provide flexible value-added services such as prepaid services, virtual private network services and toll free call services. As of December 31, 2004, the utilization rate of local and long distance switches were approximately 76.5% and 74.3%, respectively.

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

Our Internet network is part of ChinaNET. ChinaNET deploys mainstream Gigabyte routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 2.5Gbps circuits.

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

Our five largest suppliers of telecommunications equipment accounted for approximately 36.6% of our total capital expenditures for 2004. Our largest supplier of telecommunications equipment accounted for approximately 12.9% of our total capital expenditures for 2004.

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

Competition

We compete with other telecommunications service providers in our wireline telephone, Internet, managed data and leased line services. All of our principal competitors are wholly or majority owned by the Chinese government. The government encourages orderly and fair competition in the telecommunications industry in China. Currently, providers of basic telecommunications services must apply for a license from the Ministry of Information Industry. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China. In China, there are currently two licensed mobile telecommunications service providers, China Mobile and China Unicom, and four wireline service providers, China Netcom Group, China Unicom, China Railcom and us. We face direct and indirect competition from our competitors in all of our businesses within our service regions. During the implementation of our strategy to become an integrated information service provider, we will not only face competition in our traditional wireline service, but also in new services, including mobile telecommunications service. We also expect the level of competition to increase as further deregulation occurs within China’s telecommunications industry. See “Risk Factors — Risk Relating to Our Business — We face increasing competition, which may adversely affect our business growth and results of operations.” and “— Regulatory and Related Matters — Licensing” included elsewhere under this item.

Competition in Wireline Telephone Services

Local telephone services. Mobile service substitution for our wireline telephone services has been the principal competition to our local telephone services. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China. Compared with these mobile service providers, our wireline telephone services continue to offer better voice quality, higher communication consistency, reliability and lower cost, and our wireless local access services also offer mobility within limited local areas. Mobile service providers, however, have the advantages of unrestricted mobility and roaming capability.

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

China Mobile, China Netcom Group, China Unicom, China Railcom and China Satellite provide VoIP services that compete with our public switched telephone network and VoIP long distance services in our service regions. We compete with these VoIP service providers on the basis of customer base, reliability, quality and coverage of networks and general service quality. The tariff adjustments in 2001 deregulated the tariffs of VoIP services. This has allowed us to combine price flexibility with bundled services to meet different customer needs and to attract new customers.

Competition in Internet Service

We compete with other service providers of Internet access services on the basis of customer base, brand name, coverage of access networks and cooperation with the providers of Internet content and applications.

Competition in Managed Data Services

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

Foreign operators may have competitive advantages over us in terms of financial and management resources, network management and technical expertise. On the other hand, because foreign operators currently are prohibited from establishing wholly owned subsidiaries in the telecommunications industry in China, we believe that we are well positioned to establish strategic alliances with strong global operators in this respect. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We face increasing competition, which may adversely affect our business growth and results of operations.”

Trademarks

We conduct our businesses under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in China, some of which have been registered with the Trademark Office of the PRC State General Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2006, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Us and China Telecom Group — Trademark License Agreement.”

Regulatory and Related Matters

Overview

The telecommunications industry in China is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The Ministry of Information Industry, which is responsible for, among other things:

•	formulating and enforcing industry policies and regulations as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of service of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and numbers;

•	together with other relevant regulatory authorities, formulating tariff standards for telecommunications services;

•	formulating interconnection and settlement arrangements between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

•	Provincial communications administrations under the Ministry of Information Industry, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces, autonomous regions and centrally administered municipalities.

•	The National Development and Reform Commission, which, together with the Ministry of Information Industry, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See “—Tariff Setting” below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Chinese government is in the process of drafting a telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People’s Congress or its Standing Committee, the highest state legislative body in China, it will become the basic telecommunications statute and provide a regulatory framework for the telecommunications industry in China.

Telecommunications Regulations

China’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to, streamline and clarify the then existing rules and policies for the telecommunications industry. They provide the primary regulatory framework for China’s telecommunications industry in the interim period prior to the adoption of the telecommunications law.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services, which are subject to different licensing requirements. Basic telecommunications services include, among others, wireline local and domestic long distance telephone services, international telecommunications services, IP telephone services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA and 3G mobile communications services), satellite communications services, paging services, data communications services (such as Internet data transmission services, international data communications services), network access services and the domestic and international telecommunications facility services. Value-added telecommunications services include, among others, value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services).

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in China must apply for licenses from the Ministry of Information Industry. In accordance with the approval of the Ministry of Information Industry, we derive our exclusive rights to operate our businesses from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications businesses.

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

The Chinese government has not publicly announced its decisions on issues such as whether it will grant any 3G licenses, and if so, the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or any selection of preferred technologies.

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs.

Currently, the monthly fee and usage fee for wireline local telephone services are determined by the relevant provincial communications administrations and provincial price bureaus, based on a guidance tariff range set by the Ministry of Information Industry in consultation with the National Development and Reform Commission. Tariffs for all domestic and international long distance services using public switched telephone networks, leased lines and other basic telecommunications services are fixed jointly by the Ministry of Information Industry and the National Development and Reform Commission. Tariffs for telecommunications services in respect of which effective competition has already developed, as determined by the Ministry of Information Industry according to the market conditions, may be set by the service providers. We derive a substantial portion (in excess of 70%) of our revenue from services that are subject to government guidance tariffs and government fixed tariffs. Currently, the Ministry of Information Industry allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks, such as telephone information, caller identification, voice mail and video conferencing services, to be set by service providers.

There is uncertainty with respect to how the Ministry of Information Industry would make a determination regarding effective competition as it has not publicly disclosed the criteria it uses for determining whether a certain type of service should be subject to market based tariffs. Under the Telecommunications Regulations, cost should be the primary basis for tariff setting, but the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services. The Ministry of Information Industry has not provided a timetable for tariff deregulation or indicated that service providers will eventually be permitted to freely set all tariffs.

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

The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing fixed or guidance tariff rates, which should be attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Our revenues may be adversely affected by reductions in tariffs mandated by the Chinese government.”

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

The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls before and after the regulatory adjustment in 2001(1):

Network from Which Calls Originated	Network at Which Calls Terminated	Old Settlement Arrangement		New Settlement Arrangement
Mobile operator	Wireline local operator	(1)	Mobile operator collects the cellular usage charge from its subscribers	(1)	Mobile operator collects the cellular usage charge from its subscribers
		(2)	Mobile operator pays RMB0.05 per minute to wireline operator	(2)	Mobile operator pays RMB0.06 per minute to wireline operator

Wireline local operator	Mobile operator		No revenue sharing or settlement		No revenue sharing or settlement

Wireline local operator A	Wireline local operator B	(1)	Operator A collects the usage charge from its subscribers
		(2)	In the case of intra-district calls, operator A and operator B equally share the revenue. In the case of inter-district calls, the operator whose inter-district transmission facility is used in transmitting the call gets 90% of the usage charge and the other operator gets 10%.

(1)	Except for settlement arrangement between mobile operators which became effective in 2003.

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

Capital Investment

On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, some investment projects in certain areas, such as domestic backbone transmission network, require the National Development and Reform Commission’s approval.

The Investment Reform Decision grants large enterprises more power of decision-making on investment. Where a large enterprise which has established modern corporate governance invests in any of the projects in the restricted sectors specified in the 2004 catalogue, it may apply for approval on individual project basis, or make medium and long-term development and construction plan, which, if approved by the State Council or the competent governmental authority, no specific approval is required for the projects contemplated in the plan. In this case, the enterprise is only required to go through the registration process and report to the relevant governmental authority, on a timely basis, the construction process of the project.

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

On December 31, 2004, the Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission promulgated the Interim Measure on Collection of Usage Fees of Telecommunications Network Numbers, or the Interim Measures, effective January, 1, 2005. The Interim Measures provide for the standards and collection of usage fees of telecommunications network numbers. In accordance with the Interim Measures, telecommunications services providers, including us, shall pay the usage fees of telecommunications network numbers.

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

Under the Consumer Protection Law of China, the Consumers’ Associations can participate in the inspection and examination of goods and services by relevant governmental authorities; and the customers can lodge their complaints with the Consumers’ Associations, which can investigate the goods or services involved in the complaints, and mediate the complaints.

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

Under the Telecommunications Regulations, all Chinese telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Currently, China’s government requires telecommunications operators to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under those transitional measures, China Telecom Group will assume the responsibility for investing in and constructing the necessary network facilities in remote villages of some provinces. We operate and maintain such network facilities, while China Telecom Group will compensate us for the related expenses. Once the universal service regulatory framework is finalized, we will perform our duties thereunder accordingly.

State-Owned Assets Supervision

Under the Company Law of the People’s Republic of China, Interim Measures for the Supervision and Administration of State-Owned Assets of the Enterprises, and other administrative regulations, the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, among others, supervises the preservation of the value of state-owned assets, guides the reform and restructuring of state-owned enterprises, and evaluates the performances of management executives of state-owned enterprises through legal procedures. Our controlling shareholder, China Telecom Group, is a wholly state-owned enterprise and subject to the SASAC’s supervision.

C. Organization Structure

See “— A. History and Development of the Company — Our Restructuring and Initial Public Offering” included elsewhere under this item.

D. Property, Plants and Equipments

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and its supplemental agreements on October 26, 2003 and April 13, 2004, respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Us and China Telecom Group — Centralized Services Agreement.”

Properties

We conduct our businesses on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although a majority of the land and building titles to these properties have been registered in our name after they were acquired by us as part of our restructuring, certain land and building titles to these properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge of, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group — Property Leasing Agreements.”

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 33 to our audited financial statements, included elsewhere in this annual report, contains information relating to the nature and effect of significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income and shareholders’ equity. Since China Telecom Group controlled the telecommunications operations and the related assets transferred to us prior to our restructuring and continues to control us after our restructuring, the financial data of the telecommunications operations transferred to us presented in this section and in our audited financial statements included elsewhere in this annual report for periods prior to our incorporation have been combined in a manner similar to a pooling-of-interests. The assets and liabilities of the entities being combined are carried forward at their recorded historical amounts, and the book value of the assets and liabilities and the revenue and expenses of each of these entities for the periods prior to our incorporation are added together to prepare our financial statements. On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. On June 30, 2004, we acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these companies have been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisitions are presented based on those restated amounts. With respect to the acquisition in 2003, the income statement data for the year ended December 31, 2002 include the results of the assets retained by China Telecom Group in relation to the acquisition in 2003. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2002. These assets are not reflected in our balance sheet as of and after December 31, 2002. With respect to the acquisition in 2004, the income statement data for the years ended December 31, 2002 and 2003 include the results of the assets retained by China Telecom Group in relation to our acquisition in 2004. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2003. The balance sheet data as of December 31, 2002 include data related to the assets retained by China Telecom Group in relation to the acquisition in 2004. These assets are not reflected in our balance sheet as of and after December 31, 2003.

Overview

We are the leading provider of wireline telecommunications services in our service regions in China. Our service regions consist of Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province.

Financial Overview

Our operating revenue increased while our operating expenses grew at a rate below our revenue growth rate. The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2002		2003		2004
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Revenue: Wireline telephone services:(1)
Local:
Installation fees	2,305	1.6%	2,643	1.8%	2,865	1.8%
Monthly fees	25,338	18.0%	27,499	18.2%	29,827	18.5%
Local usage fees	44,440	31.5%	45,815	30.2%	47,646	29.5%
Sub-total	72,083	51.1%	75,957	50.2%	80,338	49.8%
Domestic long distance(2)	25,726	18.3%	25,460	16.8%	26,231	16.3%
International, Hong Kong, Macau and Taiwan long distance(2)	3,878	2.8%	3,943	2.6%	3,788	2.3%
Interconnection(3)	7,524	5.3%	8,365	5.5%	10,719	6.6%
Upfront connection fees	10,564	7.5%	9,771	6.4%	8,458	5.3%
Sub-total	119,775	85.0%	123,496	81.5%	129,534	80.3%
Internet and managed data services:
Internet(4)	5,998	4.3%	10,007	6.6%	14,109	8.8%
Managed data(5)	3,147	2.2%	3,210	2.1%	3,015	1.9%
Sub-total	9,145	6.5%	13,217	8.7%	17,124	10.7%
Leased line services	5,520	3.9%	5,103	3.4%	4,154	2.6%
Other services(6)	6,466	4.6%	9,737	6.4%	10,400	6.4%
Total operating revenue	140,906	100.0%	151,553	100.0%	161,212	100.0%

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling card services. Revenue from prepaid calling card services is recognized as the services are provided to our customers.
(2)	Includes revenue from our VoIP long distance services.
(3)	Includes charges to domestic and foreign telecommunications operators for delivery of calls connecting to our wireline telecommunications networks.
(4)	Includes revenue from dial-up and broadband Internet access services.
(5)	Includes revenue from DDN, frame relay and ATM services.
(6)	Includes revenue from value-added telecommunications services, sale, repairs and maintenance of certain customer-end equipment and lease of telecommunications network facilities.

Our total operating revenue is mainly affected by the number of our subscribers, the level of usage of our services and the levels and structure of our tariffs. Our total operating revenue increased from RMB151,553 million in 2003 to RMB 161,212 million, or approximately 6.4%, in 2004 primarily due to the growth in our local telephone service revenue, Internet services revenue and interconnection revenue. Revenue from our long distance services increased at a moderate rate, while revenue from our managed data and leased line services decreased.

Revenue from our local telephone services increased by approximately 5.8% from RMB75,957 million in 2003 to RMB80,338 million in 2004, primarily as a result of the continued growth in our subscriber and usage volume. The number of our telephone access lines in service increased from 161.0 million as of December 31, 2003 to 186.7 million as of December 31, 2004. Although wireline usage sustained favorable growth, we expect the growth to slow down due to further expansion and price fluctuation of mobile service.

Revenue from our domestic long distance services increased by approximately 3.0% in 2004 primarily due to the increase of total usage while revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 3.9% in 2004 as a result of the decrease in prices. Revenue from interconnection services increased by approximately 28.1% in 2004 primarily attributed to an increase in interconnection volume as a result of the expansion of the domestic services subscribers.

Revenue from Internet services increased approximately 41.0% from 2003 to 2004 due primarily to the broadband subscriber growth. Revenue from our Internet services accounted for approximately 8.8% of our total operating revenue in 2004. We expect further development in our broadband services continues to drive the growth of our revenue. Revenue from our managed data and leased line services decreased by 6.1% and 18.6%, respectively, in 2004, primarily due to decreases in prices as a result of the intensifying market competition. Revenue from our other business increased approximately 6.8% from 2003 to 2004 primarily due to the increase in revenue from value-added services, including caller display service and telephone message service.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2002		2003		2004
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	45,810	32.5%	46,597	30.7%	47,170	29.3%
Network operations and support(1)	34,403	24.4%	31,338	20.7%	27,611	17.1%
Selling, general and administrative(1)	13,503	9.6%	16,778	11.1%	19,229	11.9%
Personnel	18,894	13.4%	20,812	13.7%	23,233	14.4%
Interconnection charges and other expenses	3,188	2.3%	3,176	2.1%	4,139	2.6%
Total operating expenses	115,798	82.2%	118,701	78.3%	121,382	75.3%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by approximately 2.3% from RMB118,701million in 2003 to RMB121,382 million in 2004. Our network operations and support expenses decreased by approximately 11.9% in 2004. Our depreciation and amortization expenses slightly increased approximately by 1.2% in 2004. Our selling, general and administrative expenses, our personnel expenses and our interconnection and other operating expenses increased approximately 14.6%, 11.6% and 30.3% respectively. Our selling expenses increased due to the reinforcement of our marketing to cope with increasingly intensified market competition while our general and administrative expenses decreased primarily due to our strict expenditure control. Our personnel expenses increased due to the further reform of performance-linked remuneration scheme to attract and retain talented employees and motivate employees. Our interconnection charges and other expenses increased due to the increase of inter-network traffic. As a percentage of total operating revenue, total operating expenses decreased to approximately 75.3% in 2004 from 78.3% in 2003.

The following table sets forth our total operating revenue, operating expenses, operating income and net income in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2002		2003		2004
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	140,906	100.0%	151,553	100.0%	161,212	100.0%
Operating expenses	115,798	82.2%	118,701	78.3%	121,382	75.3%
Operating income	25,108	17.8%	32,852	21.7%	39,830	24.7%
Net income	8,219	5.8%	13,882	9.2%	28,023	17.4%
Cash flows from operating activities	62,357	—	58,392	—	66,078	—

Our operating income increased by approximately 21.2%, from RMB32,852 million in 2003 to RMB39,830 million in 2004, primarily as a result of the increase in our operating revenue and a lower corresponding rate of increase in our operating expenses.

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

Accounting for Long-lived Assets

Depreciation. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The following estimated useful lives are used for depreciation purpose. These estimated useful lives are based on our historical experience with similar assets and take into account anticipated technological changes.

Depreciable lives primarily range from
Buildings and improvements	8 – 30 years
Telecommunications network plant, transmission and switching equipment	6 – 10 years
Furniture, fixture, motor vehicles and other equipment	4 – 10 years

We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives and residual value during each of the three years ended December 31, 2004.

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of impairment loss is the difference between the carrying amounts of the assets and their recoverable amounts. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under US GAAP, the company is required to record an impairment to reflect the fair value of long-lived assets, and the fair value of the assets under US GAAP is determined using the discounted cash flow method similar to that used for determining the assets’ value in use under IFRS. For the year ended December 31, 2004, RMB88 million impairment losses were recognized in our audited income statement. As a result, the carrying value of certain equipment for outdated telecommunications services have been fully written off. No impairment losses were recognized for the years ended December 31, 2002 and 2003.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued as of December 31, 2001, and the property, plant and equipment of the companies that we acquired in 2003 and 2004 were revalued as of December 31, 2002 and December 31, 2003, respectively. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. We revalued our property, plant and equipment on a depreciated replacement cost basis in accordance with our IFRS accounting policies as of December 31, 2004. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no significant changes to the estimated customer relationship period for each of the three years ended December 31, 2004.

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

The following table summarizes the changes in the allowance for doubtful accounts for each of the years in the three-year period ended December 31, 2004:

	Year ended December 31,
	2002	2003	2004
	(RMB in millions)
At beginning of year	1,853	1,859	1,818
Provision for doubtful accounts	1,004	1,037	1,121
Accounts receivable written off	(998)	(1,078)	(1,257)

At end of year	1,859	1,818	1,682

Recently pronounced International Financial Reporting Standards

The International Accounting Standards Board (“IASB”) has issued a number of new and revised International Financial Reporting Standards and International Accounting Standards (collectively new “IFRSs”) which are applicable to the Company for accounting periods beginning on or after January 1, 2005.

The Company has not early adopted these new IFRSs in the financial statements for the year ended December 31, 2004. The Company has completed a preliminary assessment of the impact of these new IFRSs to the extent that they are applicable to the Company. A brief summary of the key features of these new IFRSs and the Company’s preliminary assessment result is as follows:

IFRS 2

In February 2004, the IASB issued IFRS 2, “Share-based Payment”. IFRS 2 addresses the accounting for share-based payment transactions in financial statements and requires an entity to measure the employee service received and the liability incurred at the fair value of the instrument at the grant date, and re-measure the fair value of the liability at each balance sheet date until the final settlement of the liability. Currently, the Company does not expect the application of IFRS 2 will have a material impact on its consolidated financial position or consolidated results of operations.

IFRS 3

In March 2004, the IASB issued IFRS 3, “Business Combinations” and replaced IAS 22 “Business Combinations” and related Interpretations. IFRS 3 requires all business combinations within its scope to be accounted for using the purchase method. IFRS 3 also requires positive goodwill to be tested for impairment annually and stated at cost less accumulated impairment losses, and negative goodwill be recognised immediately in the income statement on acquisition. The Company cannot determine the potential effects that application of IFRS 3 will have on its consolidated financial statements.

IFRS 5

In March 2004, the IASB issued IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. IFRS 5 requires that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. IFRS 5 replaced IAS 35, “Discontinued Operations” and classifies an operation as discontinued at the date the operation meets the criteria to be classified as held for sale or when the entity has disposed of the operation. The Company cannot determine the potential effects that application of IFRS 5 will have on its consolidated financial statements.

IAS 1

In December 2003, the IASB issued IAS 1 (Revised 2003), “Presentation of Financial Statements” and replaced IAS 1 (Revised 1997). IAS 1 (Revised 2003) requires disclosure of an entity’s judgments and assumptions on application of its accounting policies. Additionally, IAS 1 (Revised 2003) provides further guidance on classification of assets and liabilities. Currently, the Company does not expect the application of IAS 1 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 2

In December 2003, the IASB issued IAS 2 (Revised 2003), “Inventories” and replaced IAS 2 (Revised 1993) and a related Interpretation. IAS 2 (Revised 2003) eliminates the allowed alternative to measure inventories using the last-in, first-out (“LIFO”) method. Additionally, IAS 2 (Revised 2003) requires finance costs of inventories purchased with deferred settlement terms to be accounted for separately over the period of financing. Currently, the Company does not expect the application of IAS 2 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 8

In December 2003, the IASB issued IAS 8 (Revised 2003), “Accounting Policies, Changes in Accounting Estimates and Errors”, and replaced IAS 8. IAS 8 (Revised 2003) requires retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors and eliminates the allowed alternative to include such adjustment in the current period income statement. IAS 8 (Revised 2003) requires, rather than encourage, disclosure of an impending change in accounting policy when an entity has yet to implement a new Standard or Interpretation that has been issued but not yet come into effect. Currently, the Company does not expect the application of IAS 8 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 16

In December 2003, the IASB issued IAS 16 (Revised 2003), “Property, Plant and Equipment” and replaced IAS 16 (Revised 1997) and related Interpretations. IAS 16 (Revised 2003) requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognize the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 (Revised 2003) also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of property, plant and equipment. Currently, the Company does not expect the application of IAS 16 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 17

In December 2003, the IASB issued IAS 17 (Revised 2003), “Leases” and replaced IAS 17 (Revised 1997). IAS 17 (Revised 2003) requires a lump sum lease of land and building to be split into a lease of land and a lease of building, in proportion to the relative fair values of the leasehold interests in the land and building elements of the lease, and account for the lease of land and lease of building separately by applying the classification criteria in the standard. Currently, the Company does not expect the application of IAS 17 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 21

In December 2003, the IASB issued IAS 21 (Revised 2003), “The Effects of Changes in Foreign Exchange Rates”, which replaced IAS 21 (revised 1993) and related Interpretation. IAS 21 (Revised 2003) requires each individual entity included in a reporting entity to determine its functional currency and measure its results and financial position in that currency and stipulates that an entity previously classified as an integral foreign operation will have the same functional currency as the reporting entity. Furthermore, IAS 21 (Revised 2003) disallows capitalizing exchange differences resulting from a severe devaluation or depreciation of a currency against which there is no means of hedging, and requires such differences be recognized in the income statement. Currently, the Company does not expect the application of IAS 21 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 24

In December 2003, the IASB issued IAS 24 (Revised 2003), “Related Party Disclosures”, which replaced IAS 24 (reformatted 1994). IAS 24 (Revised 2003) expands the scope of related parties and removes the exemption of profit-oriented state controlled entities from disclosing transactions with other state-controlled entities. IAS 24 (Revised 2003) also requires additional disclosures, including the compensation of key management personnel. Currently, the Company does not expect the application of IAS 24 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 27

In December 2003, the IASB issued IAS 27 (Revised 2003), “Consolidated and Separate Financial Statements”, which replaced IAS 27 (Revised 2000) and a related Interpretation. IAS 27 (Revised 2003) modifies the conditions for exempting a parent from preparing consolidated financial statements and the conditions for excluding subsidiaries from consolidation. IAS 27 (Revised 2003) also requires minority interests to be presented within equity, separately from the parent shareholders’ equity. In addition, IAS 27 (Revised 2003) prohibits the use of equity method of accounting for investments in subsidiaries, jointly controlled entities and associates in a parent’s separate financial statements. Currently, the Company does not expect the application of IAS 27 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 28

In December 2003, the IASB issued IAS 28 (Revised 2003), “Investments in Associates”, which replaced IAS 28 (Revised 2000) and related Interpretations. IAS 28 (Revised 2003) clarifies its scope and the circumstances for which investments in associates must be accounted for using the equity method. Currently, the Company does not expect the application of IAS 28 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 32

In December 2003, the IASB issued IAS 32 (Revised 2003), “Financial Instrument: Disclosure and Presentation”, which replaced IAS 32 (Revised 2000) and related Interpretations. IAS 32 (Revised 2003) clarifies the principle for classifying a financial instrument, and introduces additional disclosures. Currently, the Company does not expect the application of IAS 32 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 33

In December 2003, the IASB issued IAS 33 (Revised 2003), “Earnings Per Share”, which replaced IAS 33 (Revised 1997) and a related Interpretation. IAS 33 (Revised 2003) provides guidance and illustrative examples on selected complex matters in respect of the calculation of earnings per share. Currently, the Company does not expect the application of IAS 33 (Revised 2003) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 36

In March 2004, the IASB issued IAS 36 (Revised 2004), “Impairment of Assets”, which replaced IAS 36 (Revised 1998). IAS 36 (Revised 2004) requires that the recoverable amount of any intangible asset with an indefinite useful life or not yet available for use, and goodwill acquired in a business combination, be measured annually, rather than only when there is an indication that the asset may be impaired as required by IAS 36 (Revised 1998). In addition, IAS 36 (Revised 2004) clarifies the elements that should be reflected in the calculation of an asset’s value in use. Currently, the Company does not expect the application of IAS 36 (Revised 2004) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 38

In March 2004, the IASB issued IAS 38 (Revised 2004), “Intangible Assets”, which replaced IAS 38 (Revised 1998). IAS 38 (Revised 2004) revises the definition of an intangible asset and provides further guidance on recognition of an intangible asset. IAS 38 (Revised 2004) also requires an entity to determine whether the useful life of an intangible asset is definite or indefinite and removes the rebuttable presumption that the useful life of an intangible asset does not exceed 20 years. Currently, the Company does not expect the application of IAS 38 (Revised 2004) will have a material impact on its consolidated financial position or consolidated results of operations.

IAS 39

In December 2003 and March 2004, the IASB issued IAS 39 (Revised 2003), “Financial Instruments: Recognition and Measurement” and Amendments to IAS 39 (March 2004), “Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk”, respectively. The revised IAS 39 amends its scope and clarifies the conditions for de-recognition of a financial asset. Additionally, the revised IAS 39 provides further guidance on determining fair value using valuation techniques and evaluating impairment of financial assets. Currently, the Company does not expect the application of the revised IAS 39 will have a material impact on its consolidated financial position or consolidated results of operations.

A. Operating Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenue

Our operating revenue grew by RMB9,659 million, or approximately 6.4%, from RMB151,553 million in 2003 to RMB161,212 million in 2004. This increase primarily reflected increases in revenue from local telephone services, Internet services revenue and interconnection revenue.

Local Telephone Services. Revenue from our local wireline telephone services increased by approximately 5.8%, from RMB75,957 million in 2003 to RMB80,338 million in 2004. This increase was primarily due to continued growth in our subscriber base and local usage volume. Revenue from local telephone services accounted for approximately 49.8% of our total operating revenue in 2004, compared to approximately 50.2% in 2003. As of December 31, 2004, the total number of our local telephone access lines increased by 25.7 million, or approximately 15.9%, from 161.0 million in 2003 to 186.7 million in 2004.

•	Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees increased by approximately 8.4%, from RMB2,643 million in 2003 to RMB2,865 million in 2004. The increase was primarily due to continuous increase in access lines in service.

•	Monthly Fees. Monthly fee revenue increased by approximately 8.5%, from RMB27,499 million in 2003 to RMB29,827 million in 2004, primarily due to the increase of our local telephone subscribers.

•	Local Usage Fees. Our local usage includes local voice usage and dial-up Internet usage. Revenue from local usage fees increased by approximately 4.0%, from RMB45,815 million in 2003 to RMB47,646 million in 2004. While usage of dial-up Internet services, with lower fees than those for voice services, declined approximately 46.7% from 2003, which we believe is a result of customer migration to our broadband services, voice usage grew by approximately 11.6% to 429,150 million pulses in 2004 from 384,496 million pulses in 2003.

Domestic Long Distance Services. Domestic long distance revenue increased by approximately 3.0%, from RMB25,460 million in 2003 to RMB26,231 million in 2004. While the price for long distance services decreased, the total usage of our domestic long distance services increased from 67,312 million minutes in 2003 by approximately 21.8% to 81,960 million minutes in 2004 as we adopted a more effective pricing strategy and accelerated the development of public telephone supermarkets. Such increase of usage has offset the price decrease in our domestic long distance services.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 3.9%, from RMB3,943 million in 2003 to RMB3,788 million in 2004. Total usage of international, Hong Kong, Macau and Taiwan long distance services (including calls originated from wireline and mobile subscribers) was similar to that in 2003. The decrease in revenue was attributable to the decrease in prices.

Interconnection Services. Revenue from interconnection fees increased by approximately 28.1%, from RMB8,365 million in 2003 to RMB10,719 million in 2004. This increase was primarily due to an increase in interconnection volume as a result of the expansion in the domestic telecommunications services subscribers. Our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB6,624 million, representing a 25.9% increase compared to RMB5,261 million in 2003.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 13.4%, from RMB9,771 million in 2003 to RMB8,458 million in 2004.

Internet Services. Internet access services revenue increased by approximately 41.0%, from RMB10,007 million in 2003 to RMB14,109 million in 2004. Revenue from our Internet services contributed 8.8% to our total operating revenue in 2004, as compared to 6.6% in 2003. The increase of Internet access services revenue was primarily due to the rapid development of broadband services. The number of our broadband subscribers increased from 7.2 million as of December 31, 2003 to 13.8 million as of December 31, 2004. We believe that revenue from our broadband Internet services will remain a major driver for our revenue growth.

Managed Data Services. Revenue from managed data services decreased by approximately 6.1%, from RMB3,210 million in 2003 to RMB3,015 million in 2004. The decrease was primarily due to the decreases in prices, which has offset the increase of our leased bandwidth of managed data services. The total leased bandwidth of our DDN services was approximately 493,300x 64Kbps as of December 31, 2004, representing an increase of approximately 4.7% from that as of December 31, 2003. The total leased bandwidth of our ATM services was approximately 23,800x 2Mbps as of December 31, 2004, representing an increase of approximately 25.3% from that as of December 31, 2003, and the total leased bandwidth of our frame relay services was approximately 156,300x 128Kbps as of December 31, 2004, representing an increase of approximately 77.0% from that as of December 31, 2003.

Leased Line Services. Revenue from leased line services decreased by approximately 18.6%, from RMB5,103 million in 2003 to RMB4,154 million in 2004. The decrease in revenue was mainly due to the price decrease as a result of the intensifying market competition. As of December 31, 2004, we leased out a total of approximately 169,500x 2Mbps equivalent digital circuits, an increase of approximately 3.9% from 2003.

Other Services. Revenue from other services increased by approximately 6.8%, from RMB9,737 million in 2003 to RMB10,400 million in 2004, primarily due to the increase in revenue from value-added services, including caller display services and telephone message service. Revenue derived from these services accounted for approximately 6.4% of our total operating revenue in 2004, as compared to approximately 6.4% in 2003.

Operating Expenses

Total operating expenses increased by approximately 2.3%, from RMB118,701 million in 2003 to RMB 121,382 million in 2004, which is lower than the growth rate of our revenue in 2004. Our network operations and support expenses decreased and our depreciation and amortization expenses slightly increased in 2004. Our selling, general and administrative expenses, our personnel expenses and our interconnection and other operating expenses also increased in 2004.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 1.2%, from RMB46,597 million in 2003 to RMB47,170 million in 2004, mainly due to increase in property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue decreased from approximately 30.7% in 2003 to approximately 29.3% in 2004.

Network Operations and Support. Excluding personnel related costs of RMB15,459 million in 2004 and RMB12,780 million in 2003, our network operations and support expenses decreased by approximately 11.9%, from RMB31,338 million in 2003 to RMB27,611 million in 2004. This decrease was mainly due to a decrease in repairs and maintenance expenses as a result of our centralized management of network maintenance and resources allocation.

Selling, General and Administrative. Excluding personnel related costs of RMB7,774 million in 2004 and RMB8,032 million in 2003, our selling, general and administrative expenses increased to RMB19,229 million in 2004 from RMB16,778 million in 2003. Selling and marketing expenses increased by approximately 34.9% from RMB9,648 million in 2003 to RMB13,019 million in 2004 due to the reinforcement of our marketing strength to cope with increasingly intensified market competition. General and administrative expenses decreased by approximately 12.9%, from RMB7,130 million in 2003 to RMB6,210 million in 2004 due to our strict expenditure control.

Personnel Expenses. Personnel expenses increased by approximately 11.6%, from RMB20,812 million in 2003 to RMB23,233 million in 2004. This increase was primarily due to the further reform of performance-linked remuneration scheme to attract and retain talented employees and motivate employees.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by 30.3%, from RMB3,176 million in 2003 to RMB4,139 million in 2004, due to the increase in inter-network traffic.

Net Finance Costs

Our gross interest expense in 2004 increased to RMB6,834 million from RMB4,948 million in 2003 and our net interest expense also increased from RMB3,340 million in 2003 to RMB5,367 million in 2004. The increases are mainly due to the interest expenses incurred from the deferred payments totaling RMB50,150 million, which are part of the purchase considerations of our 2003 and 2004 acquisitions. We had a net foreign exchange loss of RMB204 million in 2004, compared to a net foreign exchange loss of RMB597 million in 2003.

Income Tax

Our statutory income tax rate is 33%. In 2004, our income tax expense was RMB5,187 million, representing an effective tax rate of 15.6%. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones and western part of China. Our effective tax rate being lower than the statutory tax rate was also attributable to the tax credits received by our operating subsidiaries on the purchases of domestic equipment. See Note 24 to our audited financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%. As the tax credits on purchases of domestic equipment are subject to review and approval of regulatory authorities, we cannot determine with reasonable certainty the amount or timing of such credit to be granted in future periods.

Net Income

Our net income reached RMB28,023 million in 2004, with net margin of approximately 17.4%. In connection with the reorganization of the telecommunications business in the ten regions we acquired, we carried out a revaluation of the relevant property, plant and equipment in accordance with the relevant regulations in 2003 and a revaluation deficit of RMB14,832 million was resulted. This was one of the reasons for the increase of our net income in 2004 from RMB 13,882 million in 2003.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our businesses during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2% and 3.9% in 2003 and 2004, respectively. China experienced a slight deflation in 2002 at a rate of 0.8%.

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

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenue

Our operating revenue grew by RMB10,647 million, or approximately 7.6%, from RMB140,906 million in 2002 to RMB151,553 million in 2003. This increase primarily reflected increases in revenue from local telephone services, Internet services and other services.

Local Telephone Services.

Revenue from our local wireline telephone services increased by approximately 5.4%, from RMB72,083 million in 2002 to RMB75,957 million in 2003. This increase was primarily due to subscriber growth and usage increase, attributable to the economic development in our service areas. Revenue from local telephone services accounted for 50.2% of our total operating revenue in 2003, compared to approximately 51.2% in 2002. As of December 31, 2003, the total number of our local telephone access lines increased by 27.9 million, or approximately 21.0%, from 133.1 million in 2002 to 161.0 million in 2003.

•	Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees increased by approximately 14.7%, from RMB2,305 million in 2002 to RMB2,643 million in 2003. The increase was primarily due to the continuous increase in the number of our access lines in service in recent years.

•	Monthly Fees. Monthly fee revenue increased by approximately 8.5%, from RMB25,338 million in 2002 to RMB27,499 million in 2003, primarily due to an increase in the average number of our access lines in service.

•	Local Usage Fees. Our local usage includes local voice usage and dial-up Internet usage. Revenue from local usage fees increased by approximately 3.1%, from RMB44,440 million in 2002 to RMB45,815 million in 2003. While usage of dial-up Internet services, with lower fees than those for voice services, declined approximately 28.2% from 2002, which we believe is a result of customer migration to our broadband services, voice usage grew approximately 6.5% to 384,496 million pulses in 2003 from 360,986 million pulses in 2002.

Domestic Long Distance Services. Domestic long distance revenue decreased by approximately 1.0%, from RMB25,726 million in 2002 to RMB25,460 million in 2003. While total usage of our domestic long distance services increased, the increased usage reflected mainly increase in usage of our substantially lower-priced VoIP services. The total transmission volume for our domestic long distance services increased from 2002 by approximately 13.1%, to 67,312 million minutes in 2003. The decrease in domestic long distance revenue was due to a decrease in actual price caused by the increase in the proportion of VoIP calls.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services increased by approximately 1.7%, from RMB3,878 million in 2002 to RMB3,943 million in 2003. Total usage of international, Hong Kong, Macau and Taiwan long distance services (including calls originated from wireline and mobile subscribers) increased by approximately 8.0%, from 1,546 million minutes in 2002 to 1,670 million minutes in 2003.

Interconnection Services. Revenue from interconnection fees increased by approximately 11.2%, from RMB7,524 million in 2002 to RMB 8,365 million in 2003. This increase was primarily due to an increase in interconnection volume. In 2003, our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB5,261 million, representing an increase of approximately 19.3% compared to RMB4,409 million in 2002.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 7.5%, from RMB10,564 million in 2002 to RMB9,771 million in 2003.

Internet Services. Internet access services revenue increased by approximately 66.8%, or RMB4,009 million, from RMB5,998 million in 2002 to RMB10,007 million in 2003. Revenue from our Internet services as a percentage of our total operating revenue also increased from approximately 4.3% in 2002 to 6.6% in 2003. This increase was primarily due to the significant increase in broadband revenue caused by the rapid expansion of our broadband subscriber base. The number of our broadband subscribers increased from 2.4 million as of December 31, 2002 to 7.2 million as of December 31, 2003. We believe that revenue from our broadband Internet services will remain a major driver for our revenue growth.

Managed Data Services. Revenue from managed data services increased by approximately 2.0%, from RMB3,147 million in 2002 to RMB3,210 million in 2003. The increase was primarily due to usage growth, which was offset by the effect of pricing packages we implemented in order to increase loyalty of our customers. The total leased bandwidth of our DDN services was 471,200x 64Kbps as of December 31, 2003, representing an increase of approximately 24.6% from that as of December 31, 2002. The total leased bandwidth of our ATM services was 19,000x 2Mbps as of December 31, 2003, representing an increase of approximately 14.5% from that as of December 31, 2002, and the total leased bandwidth of our frame relay services was 88,300x 128Kbps as of December 31, 2003, representing an increase of approximately 83.6% from that as of December 31, 2002. The increase in our leased bandwidth of managed data services was a result of the continuous economic growth and an increase in demand for managed data services in our service regions.

Leased Line Services. Revenue from leased line services decreased by approximately 7.6%, from RMB5,520 million in 2002 to RMB5,103 million in 2003. The decrease in revenue was mainly due to a decrease in the prices of our leased line services caused by a change in our customer mix. As of December 31, 2003, we leased out a total of 163,100x2Mbps equivalent digital circuits, decreased slightly by approximately 0.9% from 2002.

Other Services. Revenue from other services increased by approximately 50.6%, from RMB6,466 million in 2002 to RMB9,737 million in 2003, primarily due to an increase in revenue from our value-added telecommunications services and revenue from the sale, repair and maintenance of customer-end equipment.

Operating Expenses

Total operating expenses increased by approximately 2.5%, from RMB115,798 million in 2002 to RMB118,701 million in 2003, which is lower than the growth rate of our revenue in 2003. Our network operations and support expenses decreased and our depreciation and amortization expenses remained stable in 2003. Our selling, general and administrative expenses and our personnel expenses increased, while our interconnection and other operating expenses remained at similar levels to those in 2002.

Depreciation and Amortization. Our depreciation and amortization expenses increased slightly by approximately 1.7%, from RMB45,810 million in 2002 to RMB46,597 million in 2003, mainly due to the increase in property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue decreased from approximately 32.5% in 2002 to approximately 30.7% in 2003.

Network Operations and Support. Excluding personnel related costs of RMB12,780 million in 2003 and RMB11,812 million in 2002, our network operations and support expenses decreased by approximately 8.9%, from RMB34,403 million in 2002 to RMB31,338 million in 2003. This decrease was primarily due to a decrease in repair and maintenance expenses by 22.2% to RMB13,489 million in 2003, as we further centralized network maintenance and resource allocation and improved network utilization.

Selling, General and Administrative. Excluding personnel related costs of RMB8,032 million in 2003 and RMB7,082 million in 2002, our selling, general and administrative expenses increased to RMB16,778 million in 2003 from RMB13,503 million in 2002. Selling and marketing expenses increased by approximately 67.4% from RMB5,764 million in 2002 to RMB9,648 million in 2003 due to the expansion of our subscriber base. General and administrative expenses decreased by approximately 7.9%, from RMB7,739 million in 2002 to RMB7,130 million in 2003 due to our strict expenditure control.

Personnel Expenses. Personnel expenses increased by approximately 10.2%, from RMB18,894 million in 2002 to RMB20,812 million in 2003. This increase was primarily due to an increase in the employee compensation pursuant to our merit-based compensation system in order to retain and motivate competent personnel, and to bring our compensation in line with the prevailing market standards.

Interconnection Charges and Other Expenses. Interconnection and other expenses remained stable at RMB3,176 million in 2003, compared to RMB3,188 million in 2002.

Net Finance Costs

Our cash flows from operating activities enabled us to repay a large amount of bank loans in 2003. By leveraging our high credit ratings from domestic banks in China and our financial risk control, we have swapped some of our long-term loans with short-term loans, which have lower interest rates. This contributed to the decrease in our finance costs. In addition, our gross interest expense in 2003 decreased by RMB546 million from 2002 as a result of the decrease in loan borrowing rate and an increase in the proportion of short term loans, and our net interest expense also decreased from RMB3,826 million in 2002 to RMB3,340 million in 2003. We had a net foreign exchange loss of RMB597 million in 2003, compared to a net foreign exchange loss of RMB493 million in 2002.

Income Tax

Our statutory income tax rate is 33%. In 2003, our income tax expense was RMB469 million, representing an effective tax rate of 3.3%. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China. Another reason for our effective tax rate being lower than the statutory tax rate was the tax credits received by our operating subsidiaries on domestic equipment purchases. See Note 24 to our audited financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income

Our net income reached RMB13,882 million in 2003, with net margin of approximately 9.2%, compared to net income of RMB8,219 million with net margin of approximately 5.8% in 2002.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
	(RMB in millions)
Cash flows from operating activities	62,357	58,392	66,078
Net cash used in investing activities	(62,578)	(57,094)	(56,353)
Net cash from/(used in) financing activities	7,690	(11,320)	(8,981)

Increase/(decrease) in cash and cash equivalents	7,469	(10,022)	744

Cash and cash equivalents increased by approximately 5.8%, from RMB12,721 million as of December 31, 2003 to RMB13,465 million as of December 31, 2004. Our net cash inflow was RMB744 million in 2004, as opposed to a net cash outflow of RMB10,022 million in 2003, primarily due to, on the one hand, the net proceeds of RMB12,702 million raised from our global offering in 2004, an increase of 7,686 million cash inflows from operating activities and, on the other hand, our cash payment of RMB12,650 million in the same year as part of the acquisition consideration for the telecommunications assets from China Telecom Group.

Our principal source of liquidity is cash generated from operating activities, which reached RMB66,078 million in 2004, an increase of RMB 7,686 million from RMB58,392 million in 2003. This increase was primarily due to the steady development of our business and improvement in operational efficiency. The decrease in cash inflows from operating activities in 2003 as compared to 2002 was mainly due to payment of income tax for both 2002 and 2003 during the year ended December 31, 2003.

Net cash used in investing activities decreased by RMB741 million from 2003 to RMB56,353 million in 2004 due to a further decrease in capital expenditures.

Net cash used in financing activities was RMB8,981 million in 2004, while net cash used in financing activities was RMB11,320 million in 2003. This change was primarily due to, on the one hand, the net proceeds raised from our global offering in 2004 and, on the other hand, our cash payment in the same year as part of the acquisition consideration for the telecommunications assets from China Telecom Group, the increase of our repayment of loans and distribution of dividends.

Pursuant to the shareholders’ approval at the annual general meeting held on May 3, 2004, a final dividend of RMB0.069083 equivalent to HK$0.065 per share totaling RMB5,224 million in respect of the year ended December 31, 2003 was declared and was paid on May 20, 2004. In respect of the companies we acquired in 2004, the net amount of cash contributed from China Telecom Group to these companies (defined as cash contributions minus cash distributions) was RMB100 million in 2004 and RMB3,265 million in 2003.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB118,412 million as of December 31, 2004, compared to a deficit of RMB116,042 million as of December 31, 2003. The increase in our working capital deficit was primarily due to the increase of short-term loans at lower interest rates to benefit from our good credit rating, whilst our liquidity risk is still under control.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings, will be sufficient to satisfy our future working capital requirements and capital expenditures at least through 2005.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2002	2003	2004
	(RMB in millions)
Short-term debt	53,196	56,243	65,976
Current portion of long-term debt	13,853	13,957	11,842
Long-term debt, excluding current portion	38,963	68,632	72,366

Total debt	106,012	138,832	150,184

We finance a significant portion of our business operations with short-term loans obtained from commercial banks in China. Short-term loans constituted approximately 26.2% of our total liabilities as of December 31, 2004. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain credit on favorable terms to meet our financing requirements. As of December 31, 2004, we had available credit facilities of RMB27,855 million from which we can draw upon. The weighted average interest rate of our short-term debt was 4.4% as of December 31, 2004, representing a decrease of 20 basis points from that as of December 31, 2003.

Our total debt increased by RMB11,352 million from RMB138,832 million as of December 31, 2003 to RMB150,184 million as of December 31, 2004, primarily due to the deferred consideration of RMB15,150 million for our 2004 acquisition of the companies from China Telecom Group. Consequently, our debt-to-asset ratio (total debt divided by total assets) increased from approximately 34.4% in 2003 to approximately 36.4% in 2004, which we believe is a reasonable level.

Excluding the deferred consideration for the acquisitions of RMB50,150 million (2003: RMB35,000 million) our long-term debt (including current portion) decreased from RMB47,589 million as of December 31, 2003 to RMB34,058 million as of December 31, 2004. In contrast, our short-term debt increased from RMB56,243 million as of December 31, 2003, to RMB65,976 million as of December 31, 2004.

Of our total debt as of December 31, 2004, approximately 95.2%, 2.1%, 1.9% and 0.8% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively. We do not currently hedge our foreign currencies exposure.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations. We do not have any financial instruments held for trading purposes, and as of December 31, 2004, we did not hold any derivative instruments which are designated and qualified as hedging instruments.

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2004 may differ from the amounts indicated below.

	Year Ended December 31,
	2001	2002	2003	2004	2005 (Planned)	2006 (Planned)
	(RMB in millions)
Total capital expenditures	78,621	59,865	61,587	56,307	55,800	54,800

The total amount of our capital expenditures decreased by approximately 8.6%, from RMB61,587 million in 2003 to RMB56,307 million in 2004. The decrease was primarily due to the continued implementation of our policy to control capital expenditure.

In 2004, we continued to implement our prudent policy on capital expenditures and further optimized the allocation of our capital expenditures. We maintained our leading position in access network and also made efforts to transform existing network into intelligent, broadband and IP based networks. At the same time, we made preparation for the construction of the next generation network.

Capital Resources

We expect to fund our capital expenditure needs through a combination of cash generated from our operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient capital resources to satisfy our capital expenditure requirements for the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network, system, and the rollout of our new applications and services. Our researchers focus on network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include fiber optic transmission technology, mobile communications technology, next generation networks, broadband access, data communications, operation and service support systems and development of value-added services.

D. Trend Information.

Please refer to our discussion in each section under “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E. Off-Balance Sheet Arrangements

As of December 31, 2004, we did not have any outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004: ,

	Payable in
	Total	2005	2006	2007	2008	Thereafter
	(RMB in millions)
Contractual Obligations:
Short-term debt	65,976	65,976	—	—	—	—
Long-term debt	84,208	11,842	10,022	8,343	552	53,449
Operating lease commitments	1,285	369	187	137	124	468
Capital commitments	4,865	4,865	—	—	—	—

Total contractual obligations	156,334	83,052	10,209	8,480	676	53,917

G. US GAAP Reconciliation

Our financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The difference, as it applies to our financial statements, primarily relates to the US GAAP requirement that property, plant and equipment be carried at historical cost and depreciation, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated. See Note 33 to our financial statements included elsewhere in this annual report for further information relating to this difference and a description of recently pronounced U.S. accounting standards.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Directors and Senior Officers

On October 20, 2004, Mr. Yang Jie and Mr. Sun Kangmin were appointed as executive directors pursuant to the resolutions passed by our shareholders on the extraordinary general meeting. On November 2, 2004, our board of directors accepted the resignation of Mr. Zhou Deqiang as Chief Executive Officer of our Company, and the resignation of Mr. Chang Xiaobing as President and Chief Operating Officer of our Company, and appointed Mr. Wang Xiaochu as Chief Executive Officer of our Company. On December 20, 2004, the extraordinary general meeting of our Company was held and our shareholders passed resolutions regarding the change of our board of directors. Pursuant to the shareholders’ resolutions, the resignation of Mr. Zhou Deqiang and Mr. Chang Xiaobing as executive directors, the appointment of Mr. Wang Xiaochu, Mr. Leng Rongquan to serve as executive directors and Mr. Li Jinming to serve as non-executive director of our Company were approved.

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, China 100032.

Name	Age	Position
Wang Xiaochu	47	Chairman of the board of directors and Chief Executive Officer
Leng Rongquan	56	Executive director and President and Chief Operating Officer
Wu Andi	50	Executive director, Executive Vice President and Chief Financial Officer
Zhang Jiping	49	Executive director and Executive Vice President
Huang Wenlin	51	Executive director and Executive Vice President

Name	Age	Position
Li Ping	51	Executive director, Executive Vice President and Joint Company Secretary
Wei Leping	59	Executive director and Executive Vice President
Yang Jie	43	Executive director and Executive Vice President
Sun Kangmin	48	Executive director and Executive Vice President
Cheng Xiyuan	61	Executive director
Feng Xiong	59	Executive director
Li Jinming	53	Non-executive director
Zhang Youcai	64	Independent non-executive director
Shi Wanpeng	68	Independent non-executive director
Vincent Hong Sui Lo	57	Independent non-executive director
Yung Shun Loy, Jacky	42	Assistant Chief Financial Officer and Joint Company Secretary
Wang Qi	50	Controller

Wang Xiaochu, 47, is Chairman of the board of directors and Chief Executive Officer of our Company. Mr. Wang held positions such as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang Province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, and Vice President of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and has over 24 years of management experience in the telecommunications industry.

Leng Rongquan, 56, is executive director, President and Chief Operating Office of our Company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as Chief Engineer of the Beijing Long Distance Telephone Bureau, Deputy Chief Engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, Deputy Director General of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, or the MPT, Deputy General Manager of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation and Vice Chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng is also Vice President of China Telecommunications Corporation. Mr. Leng has had 29 years of operational management experience in the telecommunications industry in the PRC.

Wu Andi, 50, is executive director, Executive Vice President and the Chief Financial Officer of our Company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry, and Director General, deputy Director General and Director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 23 years of financial experience in the telecommunications industry in China.

Zhang Jiping, 49, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.S. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a post-graduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was a Deputy Director General of the DGT of the MPT, and a Deputy Director General of Liaoning PTA and Director of the Network Management Center of the Liaoning PTA. Mr. Zhang is also Vice President of China Telecommunications Corporation. Mr. Zhang has 23 years of operational and managerial experience in the telecommunications industry in China.

Huang Wenlin, 51, is executive director and Executive Vice President of our Company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a concentration in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 30 years of operational and managerial experience in the telecommunications industry in China.

Li Ping, 51, is executive director, Executive Vice President and Joint Company Secretary of our Company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the State University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT and the MPT. Mr. Li is also Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 29 years of operational and managerial experience in the telecommunications industry in China.

Wei Leping, 59, is executive director and Executive Vice President of our Company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received an M.S. degree in communication and information systems from the Research Institute of Post and Telecommunications. Prior to joining China Telecommunications Corporation in April 2001, Mr. Wei served as Deputy Director of the Telecommunications Research Institute of the Ministry of Information Industry, Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecommunications Corporation. Mr. Wei has 27 years of experience in research and development for network technologies in the telecommunications industry in China.

Yang Jie, 43, is executive director and Executive Vice President of our Company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in wireless electronic engineering. He then obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Administration Bureau of Posts and Telecommunications, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

Sun Kangmin, 48, is executive director and Executive Vice President of our Company. Mr. Sun is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

Cheng Xiyuan, 61, is executive director of our Company and Chairman of the Board of Directors of Shanghai Telecom Company Limited. Mr. Cheng is a professor level Senior Engineer. He graduated from Chongqing Institute of Military Telecommunications and Engineering in 1968 with a major in telecommunications. Prior to joining China Telecom Group, Mr. Cheng served as Director General of Shanghai Long Distance Telephone Bureau, a Deputy Director General, Director General and Chief Engineer of Shanghai PTA and General Manager of China Telecom Group Shanghai Corporation and has 36 years of operational and managerial experience in the telecommunications industry in China.

Feng Xiong, 59, is executive director of our Company, Chairman of the board of directors and General Manager of Guangdong Telecom Company Limited. Mr. Feng is a professor level Senior Engineer. He graduated from Tsinghua University in 1970 with a major in electronic engineering. He received a master’s degree from Nanjing Institute of Posts and Telecommunications in 1982 with a major in communications and systems. Prior to joining China Telecom Group, Mr. Feng served as Deputy Chief Engineer and Chief Engineer of the Nanjing Municipal Telecommunications Bureau of Jiangsu PTA, and Deputy Chief Engineer, Chief Engineer and a Deputy Director General of Jiangsu PTA. Mr. Feng currently serves as General Manager of China Telecom Group Guangdong Corporation and has 23 years of operational and managerial experience in the telecommunications industry in China.

Li Jinming, 53, is non-executive director of our Company. Mr. Li is Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic Shareholders of our Company, and director of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as Section Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Zhang Youcai, 64, is independent non-executive director of our Company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China over more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Shi Wanpeng, 68, is independent non-executive director of our Company. He graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. Mr. Shi is a professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, and Director General of Department of Production Planning of State Development Planning Commission. He had more than 40 years of operational and managerial experience in state-owned enterprise and industry development of PRC.

Vincent Hong Sui Lo, 57, is independent non-executive director of our Company. Mr. Lo founded the Shui On Group in 1971 and is the Group’s Chairman and Chief Executive. He is also Chairman and Chief Executive Officer of Shui On Land Limited. The Group is engaged in property development, construction, construction materials, and hotel businesses. To further consolidate its prime developments in the Chinese Mainland, the Group established its property flagship — Shui On Land Limited in 2004. Mr. Lo is a member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Vice Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, member of Greater Pearl River Delta Business Council, director of Great Eagle Holdings Ltd, non-executive director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HK-Thailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association. He was awarded the Gold Bauhinia Star (GBS) in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region (HKSAR). He was made an Honorary Citizen of Shanghai in 1999. He was named Businessman of the Year by the Hong Kong Business Awards in 2001, and won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002.

Yung Shun Loy, Jacky, 42, is the assistant Chief Financial Officer, qualified accountant and Joint Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants of United Kingdom. Mr. Yung is also a Certified Practicing Accountant of Australia. Mr. Yung has nearly 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Wang Qi, 50, is the Controller of our Company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a master’s degree in international management. Prior to joining our Company, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy general Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also managing director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 30 years of managerial and accounting experience in the telecommunications industry in China.

There is no family relationship between any of our directors or executive officers.

Supervisors

The following table sets forth certain information concerning our supervisors.

Name	Age	Position
Zhang Xiuqin	58	Chairperson of our supervisory committee
Zhu Lihao	64	Independent supervisor
Xie Songguang	56	Supervisor
Li Jing	39	Supervisor
Wang Huanhui	60	Supervisor

Zhang Xiuqin, 58, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry, Director of the Communication Settlement Centre of the Ministry of Information Industry and General Manager of the Huaxin Posts and Telecommunication Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of China Telecommunications Corporation. Ms. Zhang has 36 years of operational and managerial experience in the telecommunications industry in China.

Zhu Lihao, 64, is an independent supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a board member of the Auditors’ Association. She graduated from Beijing Mining College in 1963 with a major in engineering economics. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs Auditing of the Audit Bureau. Ms. Zhu has 42 years of experience in management and auditing.

Xie Songguang, 56, is a supervisor on our Supervisory Committee. Mr. Xie is a Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications in 1985 with a major in communications. Mr. Xie completed an advanced business program in Hangzhou University in 1998. Prior to joining China Telecom Group, Mr. Xie served as a Deputy Director of the Telecommunications Division, and Director of the Operation and Maintenance Division of Zhejiang PTA. Mr. Xie currently serves as a Deputy General Manager of China Telecom Group Zhejiang Corporation and has 30 years of operational and managerial experience in the telecommunications industry in China.

Li Jing, 39, is a supervisor on our Supervisory Committee. Mr. Li is an economist. He graduated from the Central Party School in 1995 with a major in economics and management. Prior to joining China Telecom Group, Mr. Li worked at the Audit Division of the Jiangsu PTA, and the audit department and financial department of Suzhou Municipal Posts and Telecommunications Bureau. Mr. Li currently serves as a Director of the Audit Department of China Telecom Group Jiangsu Corporation and has 20 years of financial and auditing experience in the telecommunications industry in China.

Wang Huanhui, 60, has been the supervisor representing employees from April 1 this year. Mr. Wang is a senior economist, and graduated from Beijing Institute of Posts and Telecommunications in 1969. In August 2000, Mr. Wang was appointed as director of Supervisors Board of China Telecommunications Corporations. Mr Wang has more than 30 years of operational and management experience in the telecommunications industry in China.

B. Compensation

Compensation of Executive Directors and Supervisors

Our directors and supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2004 was approximately RMB9.0 million.

Stock Appreciation Rights

We implemented a plan of stock appreciation rights for members of our senior management in order to provide further incentives to these employees. The plan, effective from November 15, 2002, is designed to link the financial interests of our senior management with our future results of operations and the performance of our H shares. The number of stock appreciation right units granted to a person may also be adjusted in accordance with the result of his or her performance evaluation. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan.

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

In March 2003, our Compensation Committee approved the plan for stock appreciation rights pursuant to which we granted 276 million stock appreciation right units to eligible employees during 2003.

The exercise price of stock appreciation rights granted in 2003 is the initial public offering price of our H shares. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of our H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

During the year ended December 31, 2004, 70 million stock appreciation right units were exercised. No stock appreciation right units were exercised in the year ended December 31, 2003.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2004, compensation expense recognized was RMB70 million as compared to RMB97 million for 2003.

C. Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. All the existing directors have their term expiring on September 9, 2005.

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

Audit Committee

The Audit Committee was set up in 2002, and consists of three members, Mr. Zhang Youcai, Mr. Shi Wangpeng and Mr. Vincent Hong Sui Lo. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. Usually, the Committee meets at least twice each year. The Articles of Association of the Audit Committee were approved by our Board of Directors in March 2005, according to which, the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control system. It also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors, and approval of services provided by the independent auditors. The Audit Committee has the power to establish a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

Remuneration Committee

The Remuneration Committee was set up in 2003. It consists of three members, Mr. Zhang Youcai, Mr. Shi Wangpeng and Mr. Vincent Hong Sui Lo, all of whom are independent non-executive directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. Usually, the Remuneration Committee meets at least twice each year. The Articles of Association of the Remuneration Committee were approved by our Board of Directors in March 2005, according to which, its principal responsibilities include ensuring that our remuneration system complies with the relevant regulatory requirements, submitting assessment reports on our remuneration system to the Board of Directors, and presenting recommendations to the Board of Directors on our overall remuneration policy and structure relating to directors and senior management.

D. Employees

General

As of December 31, 2004, we had 253,050 employees. The table below sets forth the number of our employees by their functions as of December 31, 2004:

	Number of Employees	% of Total
Management, finance and administrative	40,240	15.90
Sales and marketing	114,872	45.40
Operations and maintenance	96,844	38.27
Others	1,094	0.43

Total	253,050	100.0%

As of December 31, 2004, we also employed approximately 91,310 temporary employees.

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for senior management and senior technological experts). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our company is good.

E. Share Ownership

As of December 31, 2004, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of May 23, 2005 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital and certain state-owned shareholders of our company.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares(1)
Domestic shares	China Telecom Group	58,346,370,499	87.01%	72.09%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	8.37%	6.94%
Domestic shares	Zhejiang Financial Development Company	2,137,473,625	3.19%	2.64%
Domestic shares	Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.43%	1.18%

(1)	The percentages may not add up to 100% due to rounding discrepancies.

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

In May 2004, we issued 5,318,181,818 new H shares with a par value of RMB1.00 each, by way of a global offering to Hong Kong and overseas investors. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom Group and the other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors. The table below sets forth information regarding the ownership of our share capital by our state-owned shareholders immediately before and after the global offering and sale of H shares or ADSs, as the case may be, by our state-owned shareholders:

Title of Class	Identity of Person or Group	Amount Owned before the 2004 Offering	Amount Sold during the Offering	Percent of Total Shares before the 2004 Offering	Percent of Total Shares after the 2004 Offering
Domestic shares	China Telecom Group	58,809,120,182	462,749,683	77.78%	72.09%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	44,525,734	7.48%	6.94%
Domestic shares	Zhejiang Financial Development Company	2,154,426,098	16,952,473	2.85%	2.64%
Domestic shares	Jiangsu Guoxin Investment Group Co., Ltd.	964,621,836	7,590,293	1.28%	1.18%

B. Related Party Transactions

As of May 23, 2005, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 72.09% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.

In connection with our restructuring in 2001 and our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, we have entered into various agreements with China Telecom Group and a number of its subsidiaries relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing and other services.

Our independent non-executive directors have confirmed that all connected transactions in the year ended December 31, 2004 to which our company was a party:

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

Letter of Undertakings

In connection with our restructuring and initial public offering, China Telecom Group has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support us in our existing operations and future development in the following specific areas that:

•	we will be the only basic telecommunications services provider under China Telecom Group’s control that will have its securities listed on a stock exchange in Hong Kong or outside mainland China;

•	to the extent within China Telecom Group’s control, we will be treated equally with any other operators of wireline telephone, Internet and managed data, leased line and other related telecommunications services that are controlled by China Telecom Group with respect to all approvals, transactions and arrangements between us and China Telecom Group and/or operators controlled by China Telecom Group; and

•	we will have the right to provide additional telecommunications services in our service regions that fall within China Telecom Group’s scope of business (including the trial and commercial application of new telecommunications technologies and provision of new telecommunications services). In addition, we will have a preferential right to acquire China Telecom Group’s interest in companies or other entities that provide telecommunications services.

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

Non-Competition Agreement

Under a non-competition agreement between our Company and China Telecom Group, China Telecom Group has undertaken to us that, for so long as our shares are listed on the Hong Kong Stock Exchange or any other exchange, and China Telecom Group holds over 30% of our issued share capital or China Telecom Group is regarded as our controlling shareholder in accordance with the Hong Kong Stock Exchange Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or selected value-added telecommunications services, in our service regions that may compete with us.

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

Apportionment of International Settlement

We have agreed, on our and China Telecom Group’s behalf, to settle any amounts due to or receive any amounts due from a foreign telephone operator in respect of international calls made between China and the relevant foreign country. Amounts will be due from a foreign telephone operator to us and/or China Telecom Group if over a period the volume of inbound calls exceeds the volume of outbound calls. Conversely, amounts will be due to a foreign telephone operator from us and/or China Telecom Group if over a period the volume of outbound calls originating from us and China Telecom Group exceeds the volume of inbound calls. Any amounts due to or due from a particular foreign telephone operator will then be settled between China Telecom Group and us on the basis of the net volume of telephone calls originating from or terminated by China Telecom Group and us respectively in relation to that foreign telephone operator. For the year ended December 31, 2004, the net amount of international settlement we paid was RMB47 million.

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

Arrangements Relating to the Acquisitions

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

In connection with the acquisition of telecommunications assets from China Telecom Group by our Company, under the Conditional Sale and Purchase Agreement, dated April 13, 2004, between our Company and China Telecom Group, China Telecom Group has undertaken to indemnify and keep indemnified us against any loss or liability suffered by us or any acquired company including, but not limited to, any diminution in the value of the assets of or shares in any acquired company, any payment made or required to be made by us or any acquired company and any costs and expenses incurred as a result of or in connection with any claim falling on any acquired company resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date of the acquisition or any event on or before the date of the acquisition whether alone or in conjunction with other circumstances and whether or not such taxation is chargeable against or attributable to any other person, firm or company.

Ongoing Related Party Transactions between Us and China Telecom Group

On September 10, 2002, we entered into various agreements with China Telecom Group, effective as of January 1, 2002, relating to the provision of ongoing telecommunications and other services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. On October 26, 2003, we entered into various supplemental agreements with China Telecom Group, effective December 31, 2003, relating to the provision of ongoing telecommunications and other services in all of our service regions.

On April 13, 2004, our Company and China Telecom Group entered into Supplemental Trademark License Agreement, and Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement, Provincial Optic Cable Line Leasing Agreement, effective June 30, 2004. Also on April 13, 2004, Our Company and China Telecom Group entered into Comprehensive Service Agreement, with retrospective effect from January 1, 2004. On December 30, 2004, the Centralized Services Agreement, the Comprehensive Services Agreement, the Property Leasing Agreements, the Property Sub-leasing Agreements, the IT Services Agreements, and the Equipment Procurement Agreements were renewed for further periods of one year.

Trademark License Agreements

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks with the State Trademark Office under the PRC State General Administration for Industry and Commerce. Under the trademark license agreement dated September 10, 2002 and the supplemental trademark license agreements dated October 26, 2003 and April 13, 2004, China Telecom Group has granted to our Company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis. The license granted under the trademark license agreement and the supplemental trademark license agreement will expire on December 31, 2006 and is automatically renewable for further periods of three years at our option.

Centralized Services Agreements

The Centralized Services Agreement was renewed on December 30, 2004 and may be renewed for further periods of one year upon expiration. The aggregate costs incurred by China Telecom Group and us for the provision of management services relating to the operation of the business support centre and the network management centre, the costs of headquarters and certain network support premises and related facilities (including labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research) and certain large corporate customers of the headquarters of China Telecom Group, will be apportioned on a pro rata basis between China Telecom Group and us according to the revenues generated by each party. In relation to the use of the international telecommunications facilities, our Company and China Telecom Group have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originated from, China Telecom Group and us, respectively.

Prior to our restructuring, no such arrangement was in effect between China Telecom Group and us. For the year ended December 31, 2004, our portion of the costs in respect of the use of international telecommunications facilities and other centralized services were RMB91 million and RMB72 million, respectively.

Interconnection Agreement

The interconnection agreement dated September 10, 2002 and the supplemental connected transactions agreement dated October 26, 2003 and April 13, 2004 that we entered into with China Telecom Group allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. This agreement will expire on December 31, 2006 and can be extended for three years with no times limit unless we give China Telecom Group written notice to terminate three months before the expiration date. The interconnection agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the Ministry of Information Industry from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the Ministry of Information Industry’s prescribed settlement fees. The interconnection agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls.

For the year ended December 31, 2004, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB103 million.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under an optic fiber leasing agreement dated September 10, 2002 and the supplemental connected transactions agreement dated October 26, 2003 and April 13, 2004, respectively. The optic fiber leasing agreement will expire on December 31, 2006 and is automatically renewable for three more years at our option. The amount payable from us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on the depreciation charge for the optic fibers within those regions, calculated on the basis of the carrying value of the optic fibers. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions.

For the year ended December 31, 2004, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB99 million.

Comprehensive Services Framework Agreement

The Comprehensive Services Agreement was entered into between China Telecom Group and our Company on April 13, 2004 and was renewed on December 30, 2004. This agreement will be renewed for further periods of one year upon expiration unless terminated by either party by giving at least three months’ written notification to the other party in advance.

This agreement governs the terms and conditions of transactions on two levels: (i) between our Company and certain associates held by China Telecom Group as long-term investments; and (ii) between our Company and certain subsidiaries of China Telecom Group operating in other provinces, or “Provincial Subsisting Companies”. Such transactions include procurement of telecommunications equipment such as optic fiber, network designs, software upgrade, system integration, manufacture of calling cards and so on. Prices under such agreement should be determined in accordance with the government-prescribed prices. In the absence of the government-prescribed prices, the government-guided prices (if any) shall apply. In the absence of both government-prescribed prices and government-guided prices, the market prices shall apply, i.e., the prices at which the same type of services is provided by independent third party in the ordinary course of business. If none of such prices is applicable, the prices shall be determined through agreements between the parties based on reasonable costs plus reasonable profits. For this purpose, “reasonable costs” shall mean the costs determined by the parties after negotiations.

For the year ended December 31, 2004, our expenditure on the comprehensive services pursuant to the Comprehensive Services Agreement was RMB361 million.

Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group

After our restructuring in connection with our initial public offering in 2001 and our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, certain ancillary and mostly non-telecommunications related businesses and assets within our service regions are operated or held by certain subsidiaries of China Telecom Group.

Engineering Framework Agreements

The Engineering Framework Agreements will expire on December 31, 2006, and may be renewed for further periods of three years upon expiration. These agreements set out provisions in respect of the supervision and management of services relating to construction, design, and equipment installation and tests provided to our subsidiaries by the Provincial Subsisting Companies through bidding, and/or services as the general contractors for the construction and supervision of engineering projects of our subsidiaries. The charges payable for such engineering services shall be determined by reference to market rates as reflected by prices obtained through tender process.

For the year ended December 31, 2004, our expenditure on engineering services under the engineering agreements was RMB6,376 million.

Property Leasing Framework Agreements

The Property Leasing Framework Agreements were renewed on December 30, 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, our subsidiaries lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, our subsidiaries also lease certain properties to the Provincial Subsisting Companies. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities.

For the year ended December 31, 2004, our expenditure on rental charges was RMB319 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB25 million.

Properties Sub-leasing Framework Agreements

The Property Sub-Leasing Framework Agreements were renewed on December 30, 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies sublease certain properties owned and leased by independent third parties to our subsidiaries for use as offices, retail outlets, spare parts storage facilities and sites for network equipment. The rent for sub-leasing of third party property shall be determined based on the market price as agreed between the relevant Provincial Subsisting Company and relevant third party through arm’s length negotiation.

For the year ended December 31, 2004, our expenditure in relation to third party properties sub-leasing was RMB93 million.

IT Services Framework Agreements

The IT Services Framework Agreements were renewed on December 30, 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies may participate in the bidding for the right to provide our subsidiaries with certain information technology services, such as office automation and software upgrade. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process.

For the year ended December 31, 2004, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB192 million.

Equipment Procurement Services Framework Agreements

The Equipment Procurement Services Framework Agreements were renewed on December 30, 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

For the year ended December 31, 2004, our expenditure incurred under such agreements was RMB304 million.

Community Services Framework Agreements

The Community Services Framework Agreements will expire on December 31, 2006, and may be renewed for further periods of three years upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies will provide our subsidiaries with services relating to culture, education, property management, vehicle service, medical care, hotel and conference service, community and sanitary services. The pricing terms for such services are the same as those for comprehensive services.

For the year ended December 31, 2004, our expenditure on services available to us under the community services agreements was RMB2,417 million.

Ancillary Telecommunications Services Framework Agreements

The Ancillary Telecommunications Services Framework Agreements will expire on December 31, 2006, and may be renewed for further periods of three years upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies agree to provide our subsidiaries with certain repair and maintenance services, including maintenance of telecommunications equipment, fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those for comprehensive services.

For the year ended December 31, 2004, our expenditure on services available to us under the ancillary telecommunications agreements was RMB2,490 million.

Special Communications Services Agreements

Subsidiaries of China Telecom Group have retained the assets required to provide special communications services such as telecommunications services provided to certain government agencies and under emergency circumstances. Under the special communications service agreements we entered into with subsidiaries of China Telecom Group, China Telecom Group has agreed to lease from us the general telecommunications infrastructure required to provide the special communications services within our service regions. These agreements will expire on December 31, 2006 and will be automatically renewed for three more years unless either party decides not to renew. China Telecom Group has agreed to reimburse us for the leasing of the infrastructure in connection with the special communications services on a basis prescribed by the Ministry of Industry Information. In addition, we have agreed to provide the necessary human resources to maintain and operate the special communications services within our service regions in return for China Telecom Group reimbursing us for the costs we incur in providing such services, including the cost for the network operation support, general and administrative expenses and certain other operating expenses.

For the year ended December 31, 2004, our income for special communications services provided to China Telecom Group was RMB25 million.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal Proceeding

We are the defendant in certain lawsuits and a named party in other legal proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other legal proceedings cannot be determined at present, we believe that the outcomes of such contingencies, lawsuits or other legal proceedings will not likely result in any material adverse effect on our financial position or results of operations.

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 3, 2004, a final dividend of RMB5,224 million (RMB0.069083 equivalent to HK$0.065 per share) in respect of the year ended December 31, 2003 was declared and paid on May 20, 2004. Pursuant to the shareholders’ approval at the annual general meeting held on June 20, 2003, a final dividend of RMB673 million (RMB0.008897 per share) in respect of the year ended December 31, 2002 was declared and paid on July 10, 2003. Pursuant to a resolution passed at the Directors’ meeting on March 31, 2005, a final dividend of equivalent to HK$0.065 per share totalling approximately RMB5,576 million for the year ended December 31, 2004 was proposed for shareholders’ approval at the annual general meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2004.

The declaration and payment of dividends for years following 2004 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our board of directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our articles of association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

The Bank of New York, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

Item 9. The Offer and Listing.

In connection with our initial public offering, our ADSs were listed and commenced trading on the New York Stock Exchange on November 14, 2002 under the symbol “CHA”. Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on November 15, 2002. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2004 and May 23, 2005, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2004 and May 23, 2005, there were, respectively, 16 and 8 registered holders of American depositary receipts evidencing 8,452,947 and 7,126,587 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2002 (from listing date)	1.49	1.37	18.80	17.27
2003	3.20	1.34	40.81	17.00
2004	3.45	2.25	44.54	28.25
Quarterly
First Quarter, 2003	1.52	1.34	19.42	17.00
Second Quarter 2003	1.84	1.34	23.15	17.31
Third Quarter 2003	2.33	1.78	30.00	22.63
Fourth Quarter 2003	3.20	2.05	40.81	26.12
First Quarter, 2004	3.45	2.55	44.54	33.20
Second Quarter 2004	2.83	2.25	35.98	28.25
Third Quarter 2004	2.75	2.43	34.87	31.34
Fourth Quarter 2004	3.00	2.48	38.39	31.53
First Quarter, 2005	3.08	2.65	39.31	34.26
Monthly
December 2004	3.00	2.75	38.39	35.45
January 2005	2.90	2.65	37.33	34.26
February 2005	3.08	2.90	39.31	37.08
March 2005	2.95	2.65	38.08	34.55
April 2005	2.80	2.60	35.85	33.45
May 2005 (through May 23)	2.75	2.63	35.09	33.45

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-3 (File No. 333-113181) filed with the Securities and Exchange commission is hereby incorporated by reference. We also filed our amended articles of association with the Securities and Exchange Commission as exhibits to our Form 6-Ks (File No. 001-31517) on June 10, 2004 and October 21, 2004, respectively.

Our shareholders approved certain amendments to our articles of association at the annual general meetings held on June 9, 2004 and October 20, 2004, respectively, in Beijing, China.

Pursuant to the annual general meeting held on June 9, 2004, provisions relating to the service areas of our Company of the articles of association of our Company were amended from “ten provinces (autonomous regions, municipalities directly under the central government), namely Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing and Sichuan” to “twenty provinces (autonomous regions, municipalities directly under the central government), namely Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing, Sichuan, Hubei, Hunan, Hainan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang”. In addition, in order to comply with the newly amended Listing Rules of Hong Kong Stock Exchange, Article 6 was restated as “In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the “Mandatory Provisions”) and other PRC laws and administrative regulations, the Company convened its general meeting on June 9, 2004 to further amend the articles of association of the Company lastly amended in a general meeting of the Shareholders on June 20, 2003 and adopt these articles of association”. The following paragraph “Where any member, under the Listing Rules, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted” was added to the end of Article 65. The second paragraph of Article 95 was replaced by “The minimal length of the period during which written notice to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting”.

Pursuant to the resolution passed on the annual general meeting held on October 20, 2004, (a) Article 6 of the Articles of Association was amended as “The Company’s Articles of Association (the “Articles of Association” or “these Articles of Association”) are enacted in accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) and other PRC laws and administrative regulations.” (b) Article 20 was amended as “By the approval of the relevant companies department authorized by the State Council, the Company may issue a total of 80,932,368,321 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 84.41% of the entire issued share capital.” (c) Article 21 was amended as “All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State-Owned Shares for Raising Social Security Funds, the number of overseas-listed foreign-invested shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued share capital of the Company. The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 58,346,370,499 shares are held by the promoter, China Telecommunications Corporation, representing 72.09% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,614,082,653 shares representing 6.94% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 957,031,543 shares representing 1.18% of the total of the ordinary shares issued by the Company, and Zhejiang Financial Development Company, holding a total of 2,137,473,626 shares representing 2.64% of the total of the ordinary shares issued by the Company. A total of 13,877,410,000 overseas-listed foreign-invested shares are held by holders of overseas-listed foreign-invested shares, representing 17.15% of the total of the ordinary shares issued by the Company.” (d) Article 24 was amended as “The registered capital of the Company shall be RMB80,932,368,321.” (e) The first paragraph of Article 94 was amended as “The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors, of which three (3) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company hereinafter).” (f) The second paragraph of Article 133 was amended as “If a director or his associate (as defined in the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited) has a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.”

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as an H share. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations with effect from April 1, 2003 and 16.0% on individuals with effect from April 1, 2004. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income. You must include any Chinese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be passive income or financial services income, and dividends paid in taxable years beginning after December 31, 2006, will, depending on your circumstances, be passive income or general income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generlly taxed at a maximum rate of 15% where the holder has a holding period greater than one year.. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Hong Kong Stamp Duty

Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

PFIC Rules. We believe that H shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the H shares or ADSs, gain realized on the sale or other disposition of your H shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the H shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your H shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your H shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

I. Subsidiary Information

Not applicable.

J. Summary of Significant Differences between the Corporate Governance Practices of the Company and Those Followed by Domestic Companies under NYSE Listing Standards

As a company incorporated in the PRC and listed on the Stock Exchange of Hong Kong Limited, or the HKSE, and the New York Stock Exchange, or the NYSE, our company, as a foreign private issuer, is not required to comply with all of the corporate governance rules of Section 303A of the NYSE Listed Company Manual, but should disclose the significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company is not required to comply with this requirement. Because approximately 72% of our voting power is controlled by China Telecom Group, we, as a controlled company, would not be required to comply with the majority of independent directors requirement.

In addition, under currently applicable PRC or Hong Kong laws and regulations, we are not required to have a board with a majority of independent directors. As a company listed on the HKSE, we are subject to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, that at least three members of our board of directors be independent as determined thereunder. We currently have three independent directors out of a total of fifteen directors, who satisfy both the requirements regarding “independence” of the Hong Kong Listing Rules and Section 303A.02 of the NYSE Listed Company Manual.

Currently, we do not have a nomination/corporate governance committee and are not required to do so under currently applicable PRC or Hong Kong laws and regulations.

All members of our audit committee have extensive management experience. However, they do not possess direct experience or expertise in respect of the reconciliation of financial statements with U.S. GAAP and the evaluation of reports filed with the U.S. Securities and Exchange Commission, or the SEC, by SEC-reporting issuers. Our audit committee is in the process of considering appointing, from time to time, an external financial expert as a consultant.

We have not adopted a separate set of corporate governance guidelines and are not required to do so under currently applicable PRC or Hong Kong laws and regulations. However, we are in compliance with the Code on Corporate Governance Practices promulgated by the HKSE.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2003 and 2004, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2004:

	Expected Maturity
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	105	—	—	—	—	—	105	105
Japanese yen	1	—	—	—	—	—	1	1
Time deposits		—	—	—	—	—
United States dollars	221	—	—	—	—	—	221	221
Liabilities:
Debts in Japanese yen
Fixed rate	333	552	674	355	104	1,164	3,182	3,318
Average interest rate	1.2%	1.2%	1.7%	1.2%	2.8%	2.7%
Debts in United States dollars
Fixed rate	584	363	121	70	67	999	2,204	2,133
Average interest rate	3.6%	2.8%	2.3%	2.1%	2.0%	1.5%
Variable rate	152	368	130	29	—	—	679	655
Average interest rate(1)	1.2%	2.7%	1.4%	0.5%	—	—
Debts in Euro
Fixed rate	66	42	42	42	42	819	1,053	1,006
Average interest rate	4.5%	2.6%	2.6%	2.6%	2.6%	1.9%
Debts in other currencies
Variable rate	3	6	6	6	5	44	70	68
Average interest rate(1)	2.1%	2.1%	2.1%	2.1%	2.1%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2004.

As of December 31, 2003:

	Expected Maturity
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	266	—	—	—	—	—	266	266
Hong Kong dollars	1	—	—	—	—	—	1	1
Time deposits
United States dollars	227	—	—	—	—	—	227	227
Hong Kong dollars	21	—	—	—	—	—	21	21
Liabilities:
Debts in Japanese yen
Fixed rate	429	432	418	384	386	2,131	4,180	4,413
Average interest rate	1.2%	1.2%	1.3%	1.3%	1.4%	2.5%
Debts in United States dollars
Fixed rate	855	694	442	130	63	1,102	3,286	3,320
Average interest rate	3.9%	4.1%	3.5%	3.6%	3.5%	2.7%
Variable rate	63	162	347	58	29	—	659	660
Average interest rate(1)	1.9%	3.0%	2.6%	1.8%	1.8%	—
Debts in Euro
Fixed rate	59	135	43	40	40	722	1,039	1,040
Average interest rate	3.9%	3.9%	3.6%	3.2%	3.1%	2.3%
Debts in other currencies
Variable rate	1	7	7	7	5	46	73	74
Average interest rate(1)	2.1%	3.2%	2.9%	3.2%	2.8%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2003.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2003 and 2004, our debt consisted of fixed and variable rate debt obligations with maturities from 2005 to 2040 and from 2004 to 2040, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2003 and 2004, respectively:

As of December 31, 2004:

	Expected Maturity
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	8,604	6,591	6,350	—	—	5	21,550	21,410
Average interest rate	5.3%	5.0%	5.0%	—	—	5.3%
Variable rate	68,076	2,100	1,200	50	50	50,150	121,446	120,236
Average interest rate(1)	4.4%	5.1%	5.0%	5.2%	5.2%	5.2%
Debts in Japanese yen
Fixed rate	333	552	674	355	104	1,164	3,182	3,318
Average interest rate	1.2%	1.2%	1.7%	1.2%	2.8%	2.7%
Debts in United States dollars
Fixed rate	584	363	121	70	67	999	2,204	2,133
Average interest rate	3.6%	2.8%	2.3%	2.1%	2.0%	1.5%
Variable rate	152	368	130	29	—	—	679	655
Average interest rate(1)	1.2%	2.7%	1.4%	0.5%	—	—
Debts in Euro
Fixed rate	66	42	42	42	42	819	1,053	1,006
Average interest rate	4.5%	2.6%	2.6%	2.6%	2.6%	1.9%
Debts in other currencies
Variable rate	3	6	6	6	5	44	70	68
Average interest rate(1)	2.1%	2.1%	2.1%	2.1%	2.1%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2004.

As of December 31, 2003:

	Expected Maturity
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	5,812	9,356	5,696	1,645	150	4	22,663	22,792
Average interest rate	5.4%	5.2%	5.1%	5.3%	5.2%	5.9%
Variable rate	62,981	4,672	3,578	600	50	35,051	106,932	107,014
Average interest rate(1)	4.7%	5.2%	5.1%	5.2%	5.2%	5.2%

	Expected Maturity
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Debts in Japanese yen
Fixed rate	429	432	418	384	386	2,131	4,180	4,413
Average interest rate	1.2%	1.2%	1.3%	1.3%	1.4%	2.5%
Debts in United States dollars
Fixed rate	855	694	442	130	63	1,102	3,286	3,320
Average interest rate	3.9%	4.1%	3.5%	3.6%	3.5%	2.7%
Variable rate	63	162	347	58	29	—	659	660
Average interest rate(1)	1.9%	3.0%	2.6%	1.8%	1.8%	—
Debts in Euro
Fixed rate	59	135	43	40	40	722	1,039	1,040
Average interest rate	3.9%	3.9%	3.6%	3.2%	3.1%	2.3%
Debts in other currencies
Variable rate	1	7	7	7	5	46	73	74
Average interest rate(1)	2.1%	3.2%	2.9%	3.2%	2.8%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2003.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB10,659 million. In 2003, RMB3197.7 million (equivalent to USD386.3 million) was used for the acquisition of telecommunications assets from China Telecom Group in 2003. The remaining proceeds were used for the expansion and upgrading of our telecommunications network infrastructure, the improvement of our business operation supporting systems, the development of telecommunications applications and technologies, and for general corporate purposes. No application of our net offering proceeds represented direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our company, including our consolidated subsidiaries, was made known to them by others within our company and our consolidated subsidiaries.

Item16A. Audit Committee Financial Expert.

All members of our audit committee have extensive management experience. However, members of our audit committee do not possess direct experience or expertise in respect of the reconciliation of financial statements with U.S. GAAP and the evaluation of reports filed with the U.S. Securities and Exchange Commission by SEC-reporting issuers. Our board of directors has determined that we do not currently have an audit committee financial expert, as defined in Item 16A(b) of Form 20-F, serving on our audit committee. Our audit committee is in the process of considering appointing, from time to time, an external financial expert as a consultant.

Item16B. Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report.

Item16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2003 and 2004:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2003	RMB107 million	RMB2 million	—	—
2004	RMB129 million	RMB14 million	—	—

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.

Item16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17. Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate. (1)

Exhibits	Description
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.4	Form of Underwriting Agreement. (4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (6)

4.7	Comprehensive Services Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary)

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation). (3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004

(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: May 24, 2005

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(a) to the consolidated financial statements.

KPMG

Hong Kong, China

March 31, 2005

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

(Amounts in millions)

		December 31,
	Note	2003	2004	2004
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3	12,721	13,465	1,627
Time deposits with maturity over three months		473	315	38
Accounts receivable, net	4	12,951	13,921	1,682
Inventories	5	3,253	2,767	334
Prepayments and other current assets	6	3,695	3,064	370

Total current assets		33,093	33,532	4,051
Non-current assets
Property, plant and equipment, net	7	309,896	320,179	38,685
Construction in progress	8	31,617	29,450	3,558
Lease prepayments		4,485	4,830	584
Interests in associates	9	513	511	62
Investments	10	206	200	24
Deferred tax assets	11	10,523	10,805	1,306
Other assets	16	13,609	13,063	1,578

Total non-current assets		370,849	379,038	45,797

Total assets		403,942	412,570	49,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	12	56,243	65,976	7,971
Current portion of long-term debt	12	13,957	11,842	1,431
Accounts payable	13	35,629	33,658	4,067
Accrued expenses and other payables	14	26,004	27,531	3,326
Income tax payable		3,395	1,192	144
Current portion of finance lease obligations	15	50	156	19
Current portion of deferred revenues	16	13,857	11,589	1,400

Total current liabilities		149,135	151,944	18,358
Non-current liabilities
Long-term debt	12	68,632	72,366	8,743
Finance lease obligations	15	43	157	19
Deferred revenues	16	32,744	25,182	3,043
Deferred tax liabilities	11	1,325	2,302	278

Total non-current liabilities		102,744	100,007	12,083

Total liabilities		251,879	251,951	30,441
Minority interests		1,269	1,413	171
Shareholders’ equity
Share capital	17	75,614	80,932	9,779
Reserves	18	75,180	78,274	9,457

Total shareholders’ equity		150,794	159,206	19,236

Total liabilities and shareholders’ equity		403,942	412,570	49,848

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
Operating revenues	19	140,906	151,553	161,212	19,478

Operating expenses
Depreciation and amortization		(45,810)	(46,597)	(47,170)	(5,699)
Network operations and support		(46,215)	(44,118)	(43,070)	(5,204)
Selling, general and administrative		(20,585)	(24,810)	(27,003)	(3,262)
Other operating expenses	20	(3,188)	(3,176)	(4,139)	(500)

Total operating expenses	21	(115,798)	(118,701)	(121,382)	(14,665)

Operating income		25,108	32,852	39,830	4,813

Deficit on revaluation of property, plant and equipment	7	(14,690)	(14,832)	(1,262)	(153)

Net finance costs	22	(4,071)	(3,606)	(5,340)	(645)

Investment income/(loss)		50	(42)	6	1

Equity in income of associates		38	35	29	3

Income before income tax and minority interests		6,435	14,407	33,263	4,019

Income tax	23	1,856	(469)	(5,187)	(627)

Income before minority interests		8,291	13,938	28,076	3,392

Minority interests		(72)	(56)	(53)	(6)

Net income		8,219	13,882	28,023	3,386

Basic earnings per share	25	0.12	0.18	0.36	0.04

Weighted average number of shares	25	69,242	75,614	78,840	78,840

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts in millions)

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2002, as previously reported		—	—	—	4,154	—	—	41,730	89,272	135,156
Adjusted for the Second Acquisition	1	—	—	—	—	—	—	34,316	—	34,316

Balance as of January 1, 2002, as adjusted		—	—	—	4,154	—	—	76,046	89,272	169,472
Capitalization as share capital upon incorporation of the Company		68,317	20,955	—	—	—	—	—	(89,272)	—
Issue of shares, net of issuing expenses of RMB796		7,297	—	3,362	—	—	—	—	—	10,659
Net income		—	—	—	—	—	—	—	8,219	8,219
Contributions from China Telecom		—	—	—	—	—	—	—	4,438	4,438
Distributions to China Telecom		—	—	—	—	—	—	—	(3,762)	(3,762)
Assets distributed to China Telecom in connection with the First Acquisition	1	—	—	—	—	—	—	—	(5,189)	(5,189)
Revaluation surplus	7	—	—	—	760	—	—	—	—	760
Recognition of deferred tax assets	11	—	—	—	—	—	—	2,408	—	2,408
Elimination of deferred tax liabilities	11	—	—	—	—	—	—	—	20	20
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(13,138)	13,138	—
Appropriations	18	—	—	—	—	8,121	1,624	—	(9,745)	—
Revaluation surplus realized		—	—	—	(10)	—	—	—	10	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(75)	75	—

Balance as of December 31, 2002		75,614	20,955	3,362	4,904	8,121	1,624	65,241	7,204	187,025

Net income		—	—	—	—	—	—	—	13,882	13,882
Contributions from China Telecom		—	—	—	—	—	—	—	4,309	4,309
Distributions to China Telecom		—	—	—	—	—	—	—	(1,234)	(1,234)
Assets distributed to China Telecom in connection with the Second Acquisition	1	—	—	—	—	—	—	—	(10,762)	(10,762)
Revaluation surplus	7	—	—	—	1,537	—	—	—	—	1,537
Recognition of deferred tax assets	11	—	—	—	—	—	—	2,209	—	2,209
Elimination of deferred tax liabilities	11	—	—	—	—	—	—	—	150	150
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(11,812)	11,812	—
Consideration for the acquisition of the First Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Appropriations	18	—	—	—	—	7,340	1,748	—	(9,088)	—
Dividends		—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realized		—	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(131)	131	—

Balance as of December 31, 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts in millions)

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794
Issue of shares, net of issuing expenses of RMB294		5,318	—	7,384	—	—	—	—	—	12,702
Net income		—	—	—	—	—	—	—	28,023	28,023
Contributions from China Telecom		—	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—
Revaluation surplus	7	—	—	—	1,233	—	—	—	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment	11	—	—	—	—	—	—	(378)	—	(378)
Appropriations	18	—	—	—	—	10,168	2,421	—	(12,589)	—
Dividends	24	—	—	—	—	—	—	—	(5,224)	(5,224)
Effect of change in tax rate	11	—	—	—	—	—	—	(244)	—	(244)
Revaluation surplus realized		—	—	—	(72)	—	—	—	72	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(165)	165	—

Balance as of December 31, 2004		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206

Balance as of December 31, 2004 (in US$)		9,779	(339)	1,298	916	3,097	700	928	2,857	19,236

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts in millions)

		Year ended December 31,
	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
Cash flows from operating activities	(a)	62,357	58,392	66,078	7,984

Cash flows from investing activities
Capital expenditure		(61,437)	(57,692)	(56,446)	(6,820)
Purchase of investments		(332)	(485)	(42)	(5)
Lease prepayments		(500)	(355)	(444)	(53)
Proceeds from disposal of investments		—	52	42	5
Proceeds from disposal of property, plant and equipment		483	348	379	45
Purchase of time deposits with maturity over three months		(1,489)	(466)	(325)	(39)
Maturity of time deposits with maturity over three months		697	1,504	483	58

Net cash used in investing activities		(62,578)	(57,094)	(56,353)	(6,809)

Cash flows from financing activities
Proceeds from initial public offering, net of issuing expenses		10,659	—	—	—
Proceeds from issue of shares, net of issuing expenses		—	—	12,702	1,535
Capital element of finance lease payments		(715)	(210)	(50)	(6)
Proceeds from bank and other debt		86,975	83,472	77,120	9,318
Repayments of bank and other debt		(89,023)	(86,147)	(81,070)	(9,795)
Payment of dividends		—	(673)	(5,224)	(631)
Cash (distributions to) / contributions from minority interests		(14)	(27)	91	11
Cash payment for the acquisition of the First Acquired Group		—	(11,000)	—	—
Cash payment for the acquisition of the Second Acquired Group		—	—	(12,650)	(1,529)
Cash contributions from China Telecom		4,226	3,461	100	12
Cash distributions to China Telecom		(4,418)	(196)	—	—

Net cash from/(used in) financing activities		7,690	(11,320)	(8,981)	(1,085)

Net increase/(decrease) in cash and cash equivalents		7,469	(10,022)	744	90
Cash and cash equivalents at beginning of year		15,274	22,743	12,721	1,537

Cash and cash equivalents at end of year		22,743	12,721	13,465	1,627

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts in millions)

(a) Reconciliation of income before income tax and minority interests to cash flows from operating activities

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Income before income tax and minority interests	6,435	14,407	33,263	4,019
Adjustments for:
Depreciation and amortization	45,810	46,597	47,170	5,699
Deficit on revaluation of property, plant and equipment	14,690	14,832	1,262	153
Provision for doubtful accounts	1,004	1,037	1,121	136
Investment (income)/loss	(50)	42	(6)	(1)
Equity in income of associates	(38)	(35)	(29)	(3)
Interest income	(248)	(331)	(231)	(28)
Interest expense	3,826	3,340	5,367	648
Unrealized foreign exchange losses	449	495	152	18
Loss on retirement and disposal of property, plant and equipment and impairment loss	3,753	1,628	961	116
Increase in accounts receivable	(1,535)	(2,383)	(2,091)	(253)
Decrease/(increase) in inventories	742	(687)	486	59
Decrease in prepayments and other current assets	2,311	116	481	58
(Increase)/decrease in other non-current assets	(1,104)	12	297	36
Increase/(decrease) in accounts payable	235	(335)	55	7
Increase in accrued expenses and other payables	786	34	1,517	183
Decrease in deferred revenues	(8,850)	(9,320)	(9,830)	(1,188)

Cash generated from operations	68,216	69,449	79,945	9,659
Interest received	248	331	231	28
Interest paid	(5,533)	(4,944)	(6,824)	(824)
Investment income received	92	17	43	5
Income tax paid	(666)	(6,461)	(7,317)	(884)

Cash flows from operating activities	62,357	58,392	66,078	7,984

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

1. PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

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

Organization

The Company was incorporated in the PRC on September 10, 2002 as part of the reorganization (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company are referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company of that date. In connection with the Restructuring, certain assets historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Telecom. These assets, which amounted to RMB11,285 as of December 31, 2001, primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibres and properties. As a result of the segregation and separate management of these assets by China Telecom beginning December 31, 2001, the assets retained by China Telecom were reflected as a distribution to China Telecom in the consolidated statement of shareholders’ equity as of December 31, 2001.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on December 15, 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 on December 31, 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 and a long-term payable of RMB35,000 (see Note 12). Prior to the First Acquisition and effective December 31, 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

1. PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the First Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as of December 31, 2002, these assets amounted to RMB5,189 and consisted primarily of investments in non-telecommunications industries and properties.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on June 9, 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 on June 30, 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 and a long-term payable of RMB19,460. On June 30, 2004, the Company repaid RMB4,310 of this payable amount using the net proceeds from issue of new H shares in May 2004 (see Note 12). Prior to the Second Acquisition and effective December 31, 2003, China Telecom transferred the wireline telecommunications business and related operations in Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the Second Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as of December 31, 2003, these assets amounted to RMB10,762 and consisted primarily of investments in non-telecommunications industries and properties.

Basis of presentation

Since China Telecom controlled the Predecessor Operations transferred to the Company and continues to control the Company, the accompanying consolidated financial statements for the periods prior to the legal formation of the Company have been prepared as a reorganization of entities under common control in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, under as-if-pooling-of-interests accounting, the assets and liabilities of the Predecessor Operations transferred to the Company in connection with the Restructuring have been accounted for at historical amounts.

In addition, as the First Acquired Group and the Second Acquired Group (“the Acquired Groups”) were under the common control of China Telecom, the First Acquisition and the Second Acquisition (“the Acquisitions”) have been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The assets retained by China Telecom in respect of the Acquisitions were reflected as distributions to China Telecom in the consolidated statement of shareholders’ equity as of December 31, 2002 and December 31, 2003 respectively. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of shareholders’ equity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

1. PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Basis of presentation (continued)

The results of operations for the years ended December 31, 2002 and 2003 and the financial condition and shareholders’ equity as of December 31, 2003, January 1, 2003 and January 1, 2002 previously reported by the Group and the Second Acquired Group and the combined amounts presented in the accompanying consolidated financial statements are set out below:

	The Group (as previously reported)	The Second Acquired Group	Combined
	RMB	RMB	RMB
Results of operations:
2002:
Operating revenues	109,564	31,342	140,906
Operating income/(loss)	25,997	(889)	25,108
Net income/(loss)	9,773	(1,554)	8,219
Basic earnings/(loss) per share (RMB)	0.14	(0.02)	0.12
2003:
Operating revenue	118,451	33,102	151,553
Operating income	32,448	404	32,852
Net income/(loss)	24,686	(10,804)	13,882
Basic earnings/(loss) per share (RMB)	0.33	(0.15)	0.18

Financial condition:
Current assets as of December 31, 2003	25,504	7,589	33,093
Total assets as of December 31, 2003	305,605	98,337	403,942
Current liabilities as of December 31, 2003	96,666	52,469	149,135
Total liabilities as of December 31, 2003	173,064	78,815	251,879
Shareholders’ equity as of December 31, 2003	131,272	19,522	150,794
Shareholders’ equity as of January 1, 2003	152,848	34,177	187,025
Shareholders’ equity as of January 1, 2002	135,156	34,316	169,472

For the periods presented, all significant balances and transactions between the Group and the Acquired Groups prior to the Acquisitions have been eliminated.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 7). Information relating to the nature of significant differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) and their effect on net income for the years ended December 31, 2002, 2003 and 2004 and on shareholders’ equity as of December 31, 2003 and 2004 are set forth in Note 33.

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

The IASB has issued a number of new and revised International Financial Reporting Standards and International Accounting Standards (collectively new “IFRSs”) which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new IFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new IFRSs but is not yet in a position to state whether these new IFRSs would have significant impact on its results of operations and financial position.

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2004 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York on December 31, 2004 for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB8.2765. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004, or at any other certain date.

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

The consolidated statement of income includes the Group’s share of the results of its associates for the period. In the consolidated balance sheet, interests in associates are stated at the Group’s attributable share of net assets.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(f) Inventories

Inventories consist of materials and supplies used in maintaining the wireline telecommunications network and goods for resale. Materials and supplies are valued at cost less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(k)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

Subsequent to the revaluations (Note 7) which were based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to shareholders’ equity under the component of revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over their estimated useful lives. The carrying amount of the Group’s assets under finance leases as of December 31, 2003 and 2004 were RMB239 and RMB314, respectively.

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

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years

Telecommunications network plant, transmission and switching equipment	6 to 10 years

Furniture, fixture, motor vehicles and other equipment	4 to 10 years

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(k) Impairment

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognized as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the year ended December 31, 2004, a provision for impairment loss of RMB88 was made to fully impair the carrying value of certain equipment for outdated telecommunications services.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue recognition (continued)

(iii)	Monthly telephone service fees are recognized in the month during which the telephone services are provided to customers.

(iv)	Revenues from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenues derived from value-added telecommunications services are recognized when the services are provided to customers.

Other related wireline telecommunications service revenues are recognized as follows:

(i)	Revenues from the provision of Internet and managed data services are recognized when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognized over the term of the lease.

(iv)	Sale of customer-end equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(m) Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB2,505, RMB5,758 and RMB8,701 for the years ended December 31, 2002, 2003, and 2004 respectively.

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

(o) Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2002, 2003 and 2004, research and development expense were RMB237, RMB166 and RMB172 respectively.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Income tax

Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income, except for the effect of a change in tax rate that results in a change in the carrying amount of deferred tax assets and liabilities is charged or credited directly to shareholders’ equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(t) Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All of the Group’s operating activities are carried out in the PRC.

3. CASH AND CASH EQUIVALENTS

	December 31,
	2003	2004
	RMB	RMB
Cash at bank and in hand	12,451	10,512
Time deposits with maturity within three months	270	2,953

	12,721	13,465

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,
	2003	2004
	RMB	RMB
Accounts receivable	14,769	15,603
Less: Allowance for doubtful accounts	(1,818)	(1,682)

	12,951	13,921

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

4. ACCOUNTS RECEIVABLE, NET (continued)

The following table summarizes the changes in the allowance for doubtful accounts for each of the years in the three-year period ended December 31, 2004:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
At beginning of year	1,853	1,859	1,818
Provision for doubtful accounts	1,004	1,037	1,121
Accounts receivable written off	(998)	(1,078)	(1,257)

At end of year	1,859	1,818	1,682

5. INVENTORIES

Inventories represent:

	December 31,
	2003	2004
	RMB	RMB
Materials and supplies	2,104	1,907
Goods for resale	1,149	860

	3,253	2,767

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2003	2004
	RMB	RMB
Amounts due from China Telecom Group	844	640
Prepayments in connection with construction work and equipment purchases	609	854
Prepaid expenses and deposits	609	607
Other receivables	1,633	963

	3,695	3,064

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance as of January 1, 2004	60,939	421,014	19,264	501,217
Additions	178	1,469	696	2,343
Transferred from construction in progress	4,380	49,775	1,976	56,131
Disposals	(119)	(14,195)	(1,259)	(15,573)
Reclassification	22	17	(39)	—
Revaluations	944	(8,776)	—	(7,832)

Balance as of December 31, 2004	66,344	449,304	20,638	536,286

Accumulated depreciation:
Balance as of January 1, 2004	(8,331)	(174,961)	(8,029)	(191,321)
Depreciation charge for the year	(2,646)	(41,246)	(2,930)	(46,822)
Provision for impairment	—	(88)	—	(88)
Written back on disposals	37	13,214	1,070	14,321
Reclassification	(11)	(5)	16	—
Revaluations	(67)	7,870	—	7,803

Balance as of December 31, 2004	(11,018)	(195,216)	(9,873)	(216,107)

Net book value as of December 31, 2004	55,326	254,088	10,765	320,179

Net book value as of December 31, 2003	52,608	246,053	11,235	309,896

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

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group as of December 31, 2002 were revalued as required by the relevant PRC rules and regulations for each asset class by the PRC valuers on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB71,596. The surplus on revaluation of certain property, plant and equipment totaling RMB760 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB14,690 was recognized as an expense for the year ended December 31, 2002.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group as of December 31, 2003 were revalued as required by the relevant PRC rules and regulations for each asset class by the PRC valuers on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB74,685. The surplus on revaluation of certain property, plant and equipment totaling RMB1,537 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB14,832 was recognized as an expense for the year ended December 31, 2003.

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as of December 31, 2004 were revalued for each asset class by the directors of the Company on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB320,179. The surplus on revaluation of certain property, plant and equipment totaling RMB1,233 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB1,262 was recognized as an expense for the year ended December 31, 2004.

The following is a summary of the carrying value of the Group’s property, plant and equipment prior to the revaluation and the revalued amounts of these assets as of December 31, 2004:

	Carrying value prior to revaluation	Revaluation surplus	Revaluation deficit	Revalued amounts
	RMB	RMB	RMB	RMB
Building and improvements	54,449	877	—	55,326
Telecommunications network plant and equipment	254,994	356	(1,262)	254,088
Furniture, fixture, motor vehicles and other equipment	10,765	—	—	10,765

	320,208	1,233	(1,262)	320,179

8. CONSTRUCTION IN PROGRESS

RMB
Balance as of January 1, 2004	31,617
Additions	53,964
Transferred to property, plant and equipment	(56,131)

Balance as of December 31, 2004	29,450

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

9. INTERESTS IN ASSOCIATES

	December 31,
	2003	2004
	RMB	RMB
Share of net assets	513	511

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

10. INVESTMENTS

	December 31,
	2003	2004
	RMB	RMB
Unlisted equity investments	206	200

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for any impairment. The Group has no investments in marketable securities.

11. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2003	2004	2003	2004	2003	2004
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables	198	286	—	—	198	286
Non-Current
Property, plant and equipment	67	516	(579)	(1,295)	(512)	(779)
Deferred revenues and installation costs	1,788	1,942	(746)	(1,007)	1,042	935
Land use rights	8,470	8,061	—	—	8,470	8,061

Deferred tax assets/(liabilities)	10,523	10,805	(1,325)	(2,302)	9,198	8,503

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

11. DEFERRED TAX ASSETS AND LIABILITIES (continued)

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2002, 2003 and 2004. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realize the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended December 31, 2002, 2003 and 2004 in respect of deferred tax assets arising from temporary differences.

Movements in temporary differences for the three-year period ended December 31, 2004 are as follows:

	Note	Balance as of January 1, 2002	Recognized in statement of income	Recognized in shareholders’ equity	Balance as of December 31, 2002
		RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables	(ii)	764	160	(369)	555
Non-current
Property, plant and equipment	(ii)	(10,294)	3,627	987	(5,680)
Deferred revenues and installation costs	(ii)	1,123	736	(598)	1,261
Tax loss	(i)	—	1,704	(1,704)	—
Land use rights	(iii)	4,059	(75)	2,408	6,392

Net deferred tax (liabilities)/assets		(4,348)	6,152	724	2,528

			(Note 23)

	Note	Balance as of January 1, 2003	Recognized in statement of income	Recognized in shareholders’ equity	Balance as of December 31, 2003
		RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables	(ii)	555	17	(374)	198
Non-current
Property, plant and equipment	(ii)	(5,680)	4,042	1,126	(512)
Deferred revenues and installation costs	(ii)	1,261	383	(602)	1,042
Tax loss	(i)	—	1,234	(1,234)	—
Land use rights	(iii)	6,392	(131)	2,209	8,470

Net deferred tax assets		2,528	5,545	1,125	9,198

			(Note 23)

	Note	Balance as of January 1, 2004	Recognized in statement of income	Recognized in shareholders’ equity	Balance as of December 31, 2004
		RMB	RMB	RMB	RMB
Current
Provisions, primarily for receivables		198	88	—	286
Non-current
Property, plant and equipment	(iv)	(512)	111	(378)	(779)
Deferred revenues and installation costs		1,042	(107)	—	935
Land use rights	(iii)	8,470	(165)	(244)	8,061

Net deferred tax assets		9,198	(73)	(622)	8,503

			(Note 23)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

11. DEFERRED TAX ASSETS AND LIABILITIES (continued)

Note:

(i)	Represents net tax loss carry forward of the Acquired Groups for the years ended December 31, 2002 and 2003. As the tax loss was utilized by China Telecom in the same tax year, the utilization of the deferred tax asset was reflected as a distribution to China Telecom in the statement of shareholders’ equity.

(ii)	As described in Note 7, in connection with the Restructuring and the Acquisitions, the property, plant and equipment of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as of December 31, 2001, 2002 and 2003, respectively. The tax bases of these assets were adjusted to conform to the respective revalued amounts. In addition, in connection with the Restructuring and the Acquisitions, the tax bases of the assets and liabilities of the Predecessor Operations and the Acquired Groups that gave rise to the temporary differences were adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to these items were eliminated. The reductions in net deferred tax liabilities of RMB4,887 as of December 31, 2001, RMB20 as of December 31, 2002 and RMB150 as of December 31, 2003 were credited to shareholders’ equity.

(iii)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group, which as of December 31, 2001, 2002 and 2003 had a total carrying amount of RMB2,638, RMB617 and RMB1,251, respectively, were revalued as required by the relevant PRC rules and regulations. The revalued amounts of the Predecessor Operations’ and the Acquired Groups’ land use rights as of December 31, 2001, 2002 and 2003 were determined at RMB14,939, RMB7,913 and RMB8,464, respectively. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with carrying amounts of RMB4,059, RMB2,408 and RMB2,209 as of December 31, 2001, 2002 and 2003, respectively, with corresponding increases in shareholders’ equity. Based upon the level of historical taxable income and projections of future taxable income, management believes that it is more likely than not the Group will realize the benefits of the deferred tax assets.

In 2004, certain subsidiaries of the Group with operations in the western region of the PRC obtained approval from tax authority to reduce the income tax rate from 33% to 15% for the period from January 1, 2004 to December 31, 2010. In addition, certain subsidiaries of the Group obtained approval from tax authority to reduce income tax rate from 33% to 15% with effect from January 1, 2004. Accordingly, the effect of the change in tax rate on the amount of the deferred tax asset expected to be realized during the relevant periods amounting to RMB244 was charged to shareholders’ equity.

(iv)	As described in Note 7, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2004. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset and a deferred tax liability in the respective amount of RMB356 and RMB378 in respect of the revaluation deficit and surplus were recognized. The deferred tax asset was credited to the income statement while the deferred tax liability was charged to shareholders’ equity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

12. SHORT-TERM AND LONG-TERM DEBT

The Group’s short-term debt comprises:

	December 31,
	2003	2004
	RMB	RMB
Bank loans	56,243	55,887
Loans from China Telecom Group	—	10,089

Total short-term debt	56,243	65,976

Weighted average interest rate of the Group’s short-term debt as of December 31, 2003 and 2004 was 4.6% and 4.4%, respectively. The loans from China Telecom Group bear interest at fixed rates ranging from 2.0% to 5.0% per annum, are unsecured and are repayable within one year.

The Group’s long-term debt comprises:

		December 31,
	Interest rates and final maturity	2003	2004
		RMB	RMB
Bank loans
Renminbi denominated	Interest rates ranging from 2.9% to 6.6% per annum with maturities through 2015	38,339	26,859

US Dollars denominated	Interest rates ranging from 0.5% to 9.2% per annum with maturities through 2038	3,922	2,883

Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2040	4,180	3,182

Euro denominated	Interest rates ranging from 0.5% to 9.2% per annum with maturities through 2032	1,039	1,053

Other currencies		73	70

		47,553	34,047
Other loans

Renminbi denominated		13	11

US Dollars denominated		23	—

Amount due to China Telecom

In connection with the First Acquisition – Renminbi denominated (Note(i))		35,000	35,000

In connection with the Second Acquisition – Renminbi denominated (Note (ii))		—	15,150

Total long-term debt		82,589	84,208
Less: current portion		(13,957)	(11,842)

Non-current portion		68,632	72,366

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

12. SHORT-TERM AND LONG-TERM DEBT (continued)

Note (i)	This represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the First Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on December 31, 2013 and the Company may, from time to time, repay all or part of the amount at any time until December 31, 2013 without penalty.

(ii)	This represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the Second Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on June 30, 2014 and the Company may, from time to time, repay all or part of the amount at any time until June 30, 2014 without penalty.

As of December 31, 2004, no bank loans were secured. As of December 31, 2003, bank loans of RMB22 were secured by certain of the Group’s property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB27 as of December 31, 2003.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2004 are as follows:

RMB
2004	11,842
2005	10,022
2006	8,343
2007	552
2008	268
Thereafter	53,181

84,208

The Group’s short-term and long-term debts do not contain any financial covenants. As of December 31, 2003 and 2004, the Group had available credit facilities of RMB30,965 and RMB27,855, respectively which it can draw upon.

13. ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2003	2004
	RMB	RMB
Third parties	28,367	26,591
China Telecom Group	7,262	7,067

	35,629	33,658

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

14. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2003	2004
	RMB	RMB
Amounts due to China Telecom Group	5,165	4,889
Accrued expenses	17,150	15,923
Customer deposits and receipts in advance	3,689	6,719

	26,004	27,531

15. FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analyzed as follows:

	December 31,
	2003	2004
	RMB	RMB
Within 1 year	52	163
Between 1 to 2 years	46	110
Between 2 to 3 years	—	51

Total minimum lease payments	98	324
Less: finance charges related to future periods	(5)	(11)

Present value of minimum lease payments	93	313
Less: current portion	(50)	(156)

Non-current portion	43	157

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

16. DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	55,921	46,601
Additions for the year
- installation fees	3,309	2,135
- calling cards	5,451	4,392

	8,760	6,527

Reduction for the year
- amortization of connection fees	(9,771)	(8,458)
- amortization of installation fees	(2,643)	(2,865)
- usage of calling cards	(5,666)	(5,034)

Balance at end of year	46,601	36,771

Representing:
- Current portion	13,857	11,589
- Non-current portion	32,744	25,182

	46,601	36,771

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2003 and 2004, the unamortized portion of these costs was RMB12,366 and RMB11,428, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

17. SHARE CAPITAL

	December 31,
	2003	2004
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB 1.00 each	67,587	67,055
13,877,410,000 overseas listed H shares of RMB 1.00 each	8,027	13,877

	75,614	80,932

In May 2004, the Company issued and allotted 5,318,181,818 new H shares with a par value of RMB1.00 each, representing 4,466,693,018 H shares and 8,514,888 American Depositary Shares (“ADS”, each representing 100 H shares), at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to Hong Kong and overseas investors. The Company raised net proceeds of RMB12,702 from issue of new H shares.

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

18. RESERVES

	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003, as adjusted (Note 1)	20,955	3,362	4,904	8,121	1,624	65,241	7,204	111,411
Net income	—	—	—	—	—	—	13,882	13,882
Contributions from China Telecom	—	—	—	—	—	—	4,309	4,309
Distributions to China Telecom	—	—	—	—	—	—	(1,234)	(1,234)
Assets distributed to China Telecom in connection with the Second Acquisition	—	—	—	—	—	—	(10,762)	(10,762)
Revaluation surplus	—	—	1,537	—	—	—	—	1,537
Recognition of deferred tax assets	—	—	—	—	—	2,209	—	2,209
Elimination of deferred tax liabilities	—	—	—	—	—	—	150	150
Transfer from retained earnings to other reserves	—	—	—	—	—	(11,812)	11,812	—
Consideration for the acquisition of the First Acquired Group	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve	(14,388)	—	—	—	—	14,388	—	—
Appropriations (Note (i) and (ii))	—	—	—	7,340	1,748	—	(9,088)	—
Dividends	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realized	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realized	—	—	—	—	—	(131)	131	—

Balance as of December 31, 2003	6,567	3,362	6,424	15,461	3,372	24,246	15,748	75,180
Issue of shares, net of issuing expenses of RMB294	—	7,384	—	—	—	—	—	7,384
Net income	—	—	—	—	—	—	28,023	28,023
Contributions from China Telecom	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve	(9,371)	—	—	—	—	9,371	—	—
Revaluation surplus	—	—	1,233	—	—	—	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment	—	—	—	—	—	(378)	—	(378)
Appropriations (Note (i) and (ii))	—	—	—	10,168	2,421	—	(12,589)	—
Dividends (Note 24)	—	—	—	—	—	—	(5,224)	(5,224)
Effect of change in tax rate	—	—	—	—	—	(244)	—	(244)
Revaluation surplus realized	—	—	(72)	—	—	—	72	—
Deferred tax on land use rights realized	—	—	—	—	—	(165)	165	—

Balance as of December 31, 2004	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	78,274

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

18. RESERVES (continued)

Note:

(i)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2003 and 2004, the Company transferred RMB1,748 and RMB2,421, respectively, being 10% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, for the years ended December 31, 2003 and 2004 the transfer of RMB5,592 and RMB7,747, being 32% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

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

(ii)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the years ended December 31, 2003 and 2004, the Directors authorized, subject to shareholders’ approval, the transfer of RMB1,748 and RMB2,421, respectively, being 10% of the respective year’s net income determined in accordance with the PRC accounting rules and regulations, to this fund.

(iii)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2003 and 2004, the amount of retained earnings available for distribution was RMB14,212 and RMB20,609, respectively, being the amount determined in accordance with the PRC accounting rules and regulations. Final dividend of approximately RMB5,576 in respect of the financial year 2004 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 24).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

19. OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,
	Note	2002	2003	2004
		RMB	RMB	RMB
Upfront connection fees	(i)	10,564	9,771	8,458
Upfront installation fees	(ii)	2,305	2,643	2,865
Monthly fees	(iii)	25,338	27,499	29,827
Local usage fees	(iv)	44,440	45,815	47,646
DLD	(iv)	25,726	25,460	26,231
ILD	(iv)	3,878	3,943	3,788
Internet	(v)	5,998	10,007	14,109
Managed data	(vi)	3,147	3,210	3,015
Interconnections	(vii)	7,524	8,365	10,719
Leased line	(viii)	5,520	5,103	4,154
Others	(ix)	6,466	9,737	10,400

		140,906	151,553	161,212

Note:

(i)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

(ii)	Represent the amortized amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

20. OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,
	Note	2002	2003	2004
		RMB	RMB	RMB
Interconnection charges	(i)	3,115	3,104	4,095
Donations		36	41	17
Others		37	31	27

		3,188	3,176	4,139

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for facilitating the completion of calls that originate from the Group’s wireline telecommunications networks.

21. TOTAL OPERATING EXPENSES

Total operating expenses for the years ended December 31, 2002, 2003 and 2004 include personnel expenses of RMB18,894, RMB20,812 and RMB23,233, respectively.

22. NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Interest expense incurred	5,494	4,948	6,834
Less: Interest expense capitalized*	(1,668)	(1,608)	(1,467)

Net interest expense	3,826	3,340	5,367
Interest income	(248)	(331)	(231)
Foreign exchange losses	520	647	207
Foreign exchange gains	(27)	(50)	(3)

	4,071	3,606	5,340

*Interest expense was capitalized in construction in progress at the following rates per annum	4.4% to 5.8%	4.3% to 5.5%	4.1% to 5.2%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

23. INCOME TAX

Income tax in the consolidated statement of income comprises:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Provision for PRC income tax	4,296	6,014	5,114
Deferred taxation (Note 11)	(6,152)	(5,545)	73

	(1,856)	469	5,187

A reconciliation of the expected tax with the actual tax (benefit) / expense is as follows:

		Year ended December 31,
	Note	2002	2003	2004
		RMB	RMB	RMB
Income before income tax and minority interests		6,435	14,407	33,263

Expected PRC income tax expense at statutory tax rate of 33%	(i)	2,124	4,754	10,977
Differential tax rate on subsidiaries’ income	(i)	(624)	(314)	(1,608)
Non-deductible expenses	(ii)	1,106	515	294
Non-taxable income	(iii)	(4,139)	(3,659)	(3,266)
Tax credit for domestic equipment purchases		(323)	(827)	(1,210)

Income tax		(1,856)	469	5,187

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

24. DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 31, 2005, a final dividend of equivalent to HK$0.065 per share totaling approximately RMB5,576 for the year ended December 31, 2004 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2004.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 3, 2004, a final dividend of RMB0.069083 equivalent to HK$0.065 per share totaling RMB5,224 in respect of the year ended December 31, 2003 was declared and was paid on May 20, 2004.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

25. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2002, 2003 and 2004 is based on the net income of RMB8,219, RMB13,882 and RMB28,023 respectively, and the weighted average number of shares in issue during the year of 69,241,674,942, 75,614,186,503 and 78,839,968,917 shares, respectively. The weighted average number of shares for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004 (Note 17). For the year ended December 31, 2002, the weighted average number of shares reflects as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on September 10, 2002 had been outstanding for all periods presented. The weighted average number of shares for the year ended December 31, 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company’s global initial public offering.

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

As of December 31, 2004, future minimum lease payments under non-cancelable operating leases having initial or remaining lease terms of more than one year were as follows:

RMB
2005	369
2006	187
2007	137
2008	124
2009	127
Thereafter	341

Total minimum lease payments	1,285

Total rental expense in respect of operating leases charged to the consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 were RMB1,136, RMB1,262 and RMB1,271, respectively.

Capital commitments

As of December 31, 2004, the Group had capital commitments as follows:

RMB
Authorized and contracted for
Properties	918
Telecommunications network plant and equipment	3,947

4,865

Authorized but not contracted for
Properties	1,699
Telecommunications network plant and equipment	9,168

10,867

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

26. COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a) The Company and the Group have been advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b) As of December 31, 2004, the Group had no contingent liabilities in respect of guarantees.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognizes any such losses under guarantees when those losses can be estimated. As of December 31, 2003 and 2004, it was not probable that the Group would be required to make payments under these guarantees. Thus no liability was accrued for losses related to the Group’s obligations under these guarantee arrangements.

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

The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group invests its cash with several large state-owned financial institutions in the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

27. CONCENTRATION OF RISKS (continued)

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

28. RELATED PARTY TRANSACTIONS (continued)

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

		Year ended December 31,
	Note	2002	2003	2004
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	1,599	573	304
Construction, engineering and information technology services	(ii)	7,668	7,999	6,568
Provision of community services	(iii)	2,284	2,563	2,417
Provision of ancillary services	(iv)	1,745	1,311	2,490
Provision of comprehensive services	(v)	—	—	361
Operating lease expenses	(vi)	441	353	393
Centralized service expenses	(vii)	483	369	163
Interconnection revenues	(viii)	302	253	98
Interconnection charges	(viii)	687	685	201
Interest on amounts due to and loans from China Telecom Group	(ix)	—	—	2,426

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable by the Group to China Telecom Group in respect of comprehensive services provided (see scope of comprehensive services defined below).

(vi)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibers.

(vii)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom with respect to the deferred consideration payable to China Telecom in connection with the Acquisitions and interest with respect to loans from China Telecom Group (Note 12).

In connection with the Second Acquisition, the Group and China Telecom Group entered into a number of agreements on April 13, 2004. The principal terms of these agreements are similar to those disclosed in Note 28 to the Group’s 2003 consolidated financial statements, other than an increase in the maximum commission rate for domestic equipment procurement from 1.8% to 3.0% to reflect the latest market price.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

28. RELATED PARTY TRANSACTIONS (continued)

In addition, the Company entered into a comprehensive services framework agreement with China Telecom on April 13, 2004 to govern the terms and conditions of transactions between the Group and entities within China Telecom Group which were not within the scope of the agreements entered into previously. Such transactions include procurement of telecommunications equipment, network design, software upgrade, system integration, manufacture of calling cards and other services. Pursuant to this agreement, China Telecom Group charges the Group for these services in accordance with the following terms:

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

29. EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2002, 2003 and 2004 were RMB1,987, RMB1,996 and RMB2,031, respectively.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

30. STOCK APPRECIATION RIGHTS (continued)

The exercise price of stock appreciation rights granted in 2003 is the initial public offering price of the Company’s H shares. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

During the year ended December 31, 2004, 70 million stock appreciation right units were exercised. No stock appreciation right units were exercised in the year ended December 31, 2003.

The Company recognizes compensation expense of the stock appreciation rights over the applicable vesting period. For the years ended December 31, 2003 and 2004, compensation expense recognized was RMB97 and RMB70, respectively.

31. PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries as of December 31, 2004, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB)
Shanghai Telecom Company Limited	Limited company	October 11, 2002	15,984
Guangdong Telecom Company Limited	Limited company	October 10, 2002	47,513
Jiangsu Telecom Company Limited	Limited company	October 19, 2002	19,208
Zhejiang Telecom Company Limited	Limited company	October 10, 2002	22,400
Anhui Telecom Company Limited	Limited company	August 26, 2003	3,871
Fujian Telecom Company Limited	Limited company	August 28, 2003	10,364
Jiangxi Telecom Company Limited	Limited company	September 18, 2003	1,153
Guangxi Telecom Company Limited	Limited company	August 28, 2003	4,992
Chongqing Telecom Company Limited	Limited company	August 22, 2003	4,276
Sichuan Telecom Company Limited	Limited company	August 28, 2003	8,123
Hubei Telecom Company Limited	Limited company	March 9, 2004	5,412
Hunan Telecom Company Limited	Limited company	March 12, 2004	661
Hainan Telecom Company Limited	Limited company	March 9, 2004	580
Guizhou Telecom Company Limited	Limited company	March 12, 2004	2,401
Yunnan Telecom Company Limited	Limited company	March 9, 2004	3,747
Shaanxi Telecom Company Limited	Limited company	March 8, 2004	2,482
Gansu Telecom Company Limited	Limited company	March 10, 2004	3,413
Qinghai Telecom Company Limited	Limited company	March 10, 2004	965
Ningxia Telecom Company Limited	Limited company	March 10, 2004	795
Xinjiang Telecom Company Limited	Limited company	March 11, 2004	4,660

All of the above subsidiaries are incorporated in the PRC, are wholly-owned by the Company and are engaged in provision of telecommunications services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

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

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As of December 31, 2003 and 2004, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2003		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	82,589	83,070	84,208	82,850

The Group’s long-term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

33. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

The Group’s accounting policies conform with IFRS which differ in certain significant respects from US GAAP. The significant differences are set out below.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

33. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

(a) Revaluation of property, plant and equipment (continued)

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as of December 31, 2002 (Note 7). The net revaluation deficit has been reflected in the consolidated financial statements as of December 31, 2002. Such revaluation resulted in an increase directly to shareholders’ equity of RMB760 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as of December 31, 2003. The net revaluation deficit has been reflected in the consolidated financial statements as of December 31, 2003. Such revaluation resulted in an increase directly to shareholders’ equity of RMB1,537 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In accordance with Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2004. The net revaluation deficit has been reflected in the consolidated financial statements as of December 31, 2004. Such revaluation resulted in an increase directly to shareholders’ equity of RMB1,233 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB1,262 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced as a result of the above revaluations, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserves recorded directly to shareholders’ equity and the charges to income recorded under IFRS as a result of the above revaluations are reversed for US GAAP purposes.

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

(c) Effect of change in tax rate

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

33. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

(d) Related party transactions

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

Under US GAAP, there are no similar exemptions. The Group’s principal transactions with state-controlled telecommunications operators in the PRC were as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Interconnection revenues	5,570	6,931	8,964
Interconnection charges	955	1,154	2,190
Leased line revenues	4,489	3,476	2,701

The amounts set out above represent the historical costs incurred by the related parties in carrying out such transactions.

(e) Recently issued accounting standards.

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment” (SFAS No. 123R). SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123R generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective at the beginning of the reporting period that begins after June 15, 2005. Currently, the Group does not expect the application of SFAS No. 123R will have a material impact on its consolidated financial statements.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, “Inventory costs”. SFAS No. 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion based on normal capacity of the production facilities. For the Group, SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the application of SFAS No. 151 will have a material impact on its consolidated financial statements.

SFAS No. 152

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions”. SFAS No. 152 amends SFAS No. 66, “Accounting for Sales of Real Estate” to reference accounting and reporting guidance for real estate time-sharing transactions. SFAS No. 152 amends SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, so that the guidance in SFAS No. 67 about incidental operations and costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. For the Group, SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the application of SFAS No. 152 will have a material impact on its consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data)

33. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

(e) Recently issued accounting standards (continued)

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”. SFAS No. 153 addresses the accounting for non-monetary exchanges of productive assets. SFAS No. 153 requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. For the Group, SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the application of SFAS No. 153 will have a material impact on its consolidated financial statements.

(f) Reconciliation of net income and shareholders’ equity under IFRS to US GAAP

The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net income under IFRS	8,219	13,882	28,023	3,386
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment	14,690	14,832	1,262	152
Depreciation on revalued property, plant and equipment, net of minority interests	(1,542)	(3,940)	(6,766)	(817)
Disposal of revalued property, plant and equipment	(55)	(60)	(128)	(16)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights	—	—	(244)	(29)
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment	—	—	2,189	264
Deferred tax effect of US GAAP adjustments	(4,321)	(3,262)	1,379	167

Net income under US GAAP	16,991	21,452	25,715	3,107

Basic earnings per share under US GAAP	0.25	0.28	0.33	0.04

Basic earnings per ADS* under US GAAP	24.54	28.37	32.62	3.94

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as of December 31, 2003 and 2004 is as follows:

	December 31,
	2003	2004	2004
	RMB	RMB	US$
Shareholders’ equity under IFRS	150,794	159,206	19,236
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	29,312	22,447	2,712
Deferred tax effect of US GAAP adjustment	(9,465)	(5,519)	(667)

Shareholders’ equity under US GAAP	170,641	176,134	21,281

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.4	Form of Underwriting Agreement. (4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (6)

4.7	Comprehensive Services Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary)

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation). (3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.