Form 20-F
period 2005-12-31
CHINA TELECOM CORP LTD
filed 2006-06-16
CIK 1191255

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

As of December 31, 2005, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ✓    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes          No  ✓

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ✓    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ✓    Accelerated Filer          Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          Item 18  ✓

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes          No  ✓

CHINA TELECOM CORPORATION LIMITED

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – D. Risk Factors” and the following:

•	any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities relating to, among other matters:

-	the granting and approval of licenses;

-	tariff policies;

-	interconnection and settlement arrangements;

-	capital investment priorities;

-	the provision of telephone services to rural areas in China; and

-	numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential restructuring of the PRC telecommunication industry;

•	the development of new technologies and applications or services affecting our current and future businesses;

•	changes in political, economic, legal and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment in and entry by foreign companies into China’s telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and gross domestic product, or GDP, growth and the impact of those changes on the demand for our services.

CERTAIN DEFINITIONS AND CONVENTIONS

As used in this annual report, references to “us”, “we”, the “Company” and “China Telecom” are to China Telecom Corporation Limited and all of its consolidated subsidiaries except where we make clear that the term means China Telecom Corporation Limited or a particular subsidiary or business group only. References to matters relating to our H shares or American depositary shares, or ADSs, or matters of corporate governance are to the H shares, ADSs and corporate governance of China Telecom Corporation Limited. In respect of any time prior to our incorporation, references to “us”, “we” and “China Telecom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2004 and 2005, and the selected income statement and cash flow data for each of the years ended December 31, 2003, 2004 and 2005, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with our audited consolidated financial statements and operating and financial review and prospects included elsewhere in this annual report. The selected balance sheet data as of December 31, 2001, 2002 and 2003 and the selected income statement and cash flow data for each of the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. Information relating to the nature and effect of significant differences between IFRS and US GAAP, as they relate to us for the periods described therein, is presented in Note 36 to the audited consolidated financial statements included elsewhere in this annual report.

The selected financial data reflect the restructuring in 2001, the acquisitions in 2003 and 2004 described under “Item 4. Information on the Company — A. History and Development of the Company — Our Restructuring and Initial Public Offering”, “— Our Acquisitions in 2003 and in 2004”, and have been prepared as if our current structure had been in existence throughout the relevant periods.

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

	As of or for the year ended December 31,
	2001 RMB	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2005 US$
	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
IFRS(1)
Operating revenue	130,081	140,906	151,553	161,212	169,310	20,979
Operating expenses	(109,367)	(115,798)	(118,701)	(121,382)	(130,356)	(16,152)
Operating income	20,714	25,108	32,852	39,830	38,954	4,827
Income before income tax	6,839	6,435	14,407	33,263	34,114	4,228
Income tax	1,499	1,856	(469)	(5,187)	(6,160)	(764)
Net income attributable to equity holders of the Company	8,352	8,219	13,882	28,023	27,912	3,459
Basic earnings per share(2)	0.12	0.12	0.18	0.36	0.34	0.04
Basic earnings per ADS(2)	12.23	11.87	18.36	35.54	34.49	4.27
U.S. GAAP
Net income	16,254	16,991	21,452	25,715	22,575	2,798
Basic earnings per share(2)	0.24	0.25	0.28	0.33	0.28	0.03
Basic earnings per ADS(2)	23.79	24.54	28.37	32.62	27.89	3.46
Balance Sheet Data:
IFRS(1)
Cash and cash equivalents	15,274	22,743	12,721	13,465	15,121	1,873
Accounts receivable, net	11,074	11,605	12,951	13,921	16,142	2,001
Property, plant and equipment, net(3)	312,326	311,241	309,896	320,179	328,281	40,678
Total assets(3)	423,434	423,701	403,942	412,570	417,136	51,688
Short-term debt(4)	44,897	53,196	56,243	65,976	76,005	9,418
Accounts payable	38,756	34,859	35,629	33,658	33,949	4,207
Long-term obligations	46,469	39,052	68,675	72,523	55,829	6,917
Deferred revenues (excluding current portion)	49,308	40,894	32,744	25,182	18,750	2,324
Total liabilities	252,974	235,490	251,879	251,951	234,175	29,017
Equity attributable to equity holders of the Company	169,472	187,025	150,794	159,206	181,517	22,492

	As of or for the year ended December 31,
	2001 RMB	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2005 US$
	(in millions, except share numbers and per share and per ADS data)
U.S. GAAP
Property, plant and equipment, net	320,102	331,350	339,300	342,718	343,592	42,575
Total assets	431,210	443,810	433,346	435,109	432,447	53,586
Shareholders’ equity	174,590	200,406	170,641	176,134	193,113	23,929
Cash Flow Data:
IFRS(1)
Cash flows from operating activities	57,083	62,357	58,392	66,078	68,359	8,471
Net cash used in investing activities(5)	(75,073)	(62,578)	(57,094)	(56,353)	(51,894)	(6,431)
Capital expenditures(5)	(73,976)	(61,437)	(57,692)	(56,446)	(52,083)	(6,454)
Net cash from / (used in) financing activities	8,105	7,690	(11,320)	(8,981)	(14,809)	(1,835)

(1)	The International Accounting Standard Board has issued a number of new and revised IFRS interpretations that became effective for accounting periods beginning on or after January 1, 2005. See Note 3 to our audited consolidated financial statements for the effect of changes in accounting policies, financial statement presentation and disclosures.

(2)	The basic earnings per share have been calculated based on the net income attributable to equity holders of the Company of RMB8,352 million, RMB8,219 million, RMB13,882 million, RMB28,023 million and RMB27,912 million, respectively, for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, and the weighted average number of shares in issue during the relevant year of 68,317,270,803, 69,241,674,942, 75,614,186,503, 78,839,968,917 and 80,932,368,321 shares, respectively. The weighted average number of shares for the years ended December 31, 2001 and 2002 reflects, as if the 68,317,270,803 shares issued and outstanding upon our formation on September 10, 2002 had been outstanding for years ended December 31, 2001 and 2002. The weighted average number of shares in issue for the year ended December 31, 2002 reflects the issuance of 7,296,915,700 shares in November 2002 in connection with the Company’s global initial public offering. The weighted average number of shares in issue for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.

(3)	Includes the effect of the revaluation of property, plant and equipment as of December 31, 2001 in connection with our restructuring and as of December 31, 2002 and as of December 31, 2003 in connection with our acquisitions. It also includes the effect of the Company’s revaluation of property, plant and equipment as of December 31, 2004 which was carried out in accordance with the Company’s accounting policies under IFRS. See Note 8 to our audited consolidated financial statements.

(4)	Excludes current portion of long-term debt.

(5)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2005, a final dividend of RMB5,596 million (RMB0.069139 equivalent to HK$0.065 per share) in respect of the year ended December 31, 2004 was declared and paid on June 23, 2005. Holders of our ADRs received a dividend of USD$0.8352 per share in 2005 based on the exchange rate of HK$7.782 = US$1.00.

Pursuant to the shareholders’ approval at the annual general meeting held on May 23, 2006, a final dividend of RMB 0.077637 per share equivalent to HK$0.075 per share totaling approximately RMB6,283 million in respect of the year ended December 31, 2005 was declared and is expected to be paid on or about June 15, 2006. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2005.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB8.0702 = US$1.00 and HK$7.753 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.0084 = US$1.00 and HK$7.7619 = US$1.00, respectively, on June 8, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate
	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2005	8.0808	8.0702	December 2005	7.7548	7.7516
January 2006	8.0702	8.0596	January 2006	7.7571	7.7506
February 2006	8.0616	8.0415	February 2006	7.7618	7.7564
March 2006	8.0505	8.0167	March 2006	7.7620	7.7570
April 2006	8.0248	8.0040	April 2006	7.7598	7.7529
May 2006	8.0300	8.0005	May 2006	7.7575	7.7510
June 2006 (through June 8, 2006)	8.0225	8.0057	June 2006 (through June 8, 2006)	7.7619	7.7578

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2001, 2002, 2003, 2004 and 2005, calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate
	RMB per US$ 1.00	HK$ per US$1.00
2001	8.2772	7.7997
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755

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

The telecommunications industry in China is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the Chinese government started to implement a number of measures to restructure the telecommunications industry and encourage competition in the industry in the mid-1990s. We face increasing competition from other telecommunications service providers in China. We expect our competitors to expand further their network coverage and increase their sales and marketing efforts in our service regions. See “Item 4. Information on the Company — B. Business Overview — Competition.” In particular:

•	we face indirect competition in our local wireline telephone services from China’s two mobile telephone services providers, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, and have begun to face direct competition from China Railway Communication Co., Ltd., or China Railcom, and China Network Communications Group Corporation, or China Netcom Group;

•	we face increasingly intense competition in our long distance telephone services from other providers of long distance services using public switched telephone networks, including China Unicom, China Railcom and China Netcom Group, and other providers of long distance services using the voice-over-Internet-protocol, or VoIP, technology, including China Mobile, China Unicom, China Netcom Group and China Railcom;

•	we face increasingly intense competition in our Internet and value-added services from many competitors, including, primarily, China Unicom, China Netcom Group, China Mobile and China Railcom; and

•	we may face additional competition from new entrants or providers of new telecommunications services, such as telephone and Internet services offered over cable TV networks, and telephone services offered over broadband Internet.

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

Our ability to compete effectively may be constrained by a number of factors. For example, under the Chinese government’s policy of promoting competition in the telecommunications industry, certain competitors of ours, such as China Unicom and China Railcom, continue to enjoy certain preferential treatment from the Chinese government. As a result, our competitors who enjoy this preferential treatment may be able to provide more competitive services than ours.

In addition, we are not yet permitted to provide mobile communications services. We, through China Telecom Group, are, however, actively seeking the issuance of a license for mobile communications services in the PRC, in particular, the third generation mobile telecommunications technology, or 3G, license. In 2004, China Telecom Group conducted testing for CDMA 2000 and W-CDMA technologies in Guangzhou in Guangdong province and Shanghai Municipality. In 2006, China Telecom Group conducted testing for TD-SCDMA technology in Baoding, Hebei province. China Telecom Group did not use any of our Company’s resources to conduct such testing. We can provide no assurance as to whether any of such new technologies will be adopted by the PRC government in the future. In addition, we cannot assure you whether our Company could receive any benefit from such testing, or be granted any license to provide mobile telecommunications service based on such new technologies. Moreover, if we receive the necessary license and commence providing mobile communications services, we will compete with other telecommunications providers not only in our traditional wireline services, but also in mobile telecommunications services. We cannot assure you that we can compete effectively in the mobile telecommunications services industry due to different regulatory requirements in such industry and our limited experience in mobile telecommunications operations. In addition, the cost of implementing new technologies, including, among others, 3G, may also be significant. In particular, in order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the future.

Due to the increasingly competitive environment, our customers may choose to use other providers’ services. Increased competition from other telecommunication services providers may force us to lower our tariffs to the extent permitted under relevant laws and regulations, may reduce or reverse the growth of our customer base and may reduce usage of our networks. Any of these developments could materially adversely affect our business growth and results of operations.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, currently owns approximately 70.89% of our outstanding share as of June 8, 2006. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

We face uncertainties associated with the process to implement our strategy to transform from a traditional basic network operator into a modern integrated information services provider.

Our business strategy will focus on transforming from a traditional basic network operator into a modern integrated information services provider. As part of the strategy, we plan to continue pursuing the operation of mobile business proactively and seek to work with IT service providers to offer differentiated total solutions to enterprise customers. We will also exploit the development potential of rural telephony, value-added services, leased line and other services.

In addition, we have been actively participating in testing some new telecommunications technologies. In July 2005, the Ministry of Information Industry requested China Telecom Group to conduct testing for PC – Phone VoIP in Shenzhen in Guangdong province and Shangrao in Jiangxi province. Our Company performed such testing on behalf of China Telecom Group.

However, we cannot assure you that the implementation of our new business strategy will not be delayed, or that the strategy will ever be successfully implemented. In particular, if any new technologies are adopted in the PRC telecommunications industry, we cannot assure you that we will be granted license from national or local governments to provide services based on such new technologies. We also cannot assure you that we can develop the necessary technology to support our new businesses. Even if our initiatives of transformation can be implemented, we cannot assure you that these initiatives will allow us to increase revenues from our existing service offerings or from new communications services. The success of new service development depends on many factors, including, but not limited to, receipt of necessary government approval, proper identification of customer needs, successful development of technology, the ability to manage cost and expenses, timely completion and introduction of new services, differentiation from offerings of competitors and market acceptance. The uncertainties associated with these factors could materially adversely affect our future business and operation.

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

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to explore opportunities to transform from a traditional basic network operator into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may also be significant. In particular, in order for us to effectively respond to technological changes and more intensive competition, we may be required to make substantial capital expenditures in the future.

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

The PRC telecommunications industry has undergone restructuring from time to time in the past and may be subject to further restructuring. Possible future restructuring, such as any consolidation among the services providers within the industry, might change the competition environment in the PRC telecommunications industry. The rapid development of new technologies, such as 3G technology, might also cause the PRC government to make other adjustments of the existing structure of the industry. Such further industry restructuring may affect the operations of all telecommunications operators in China, including us. Accordingly, we cannot predict the implications and effect of any further restructuring on our operations.

Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government.

We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. On October 1, 2005, the Ministry of Information Industry liberalized the tariff level by allowing telecommunication services providers to set tariffs for wireline local inter-district telephone services and all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks provided the tariff levels are below certain tariff ceilings set by the government. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Tariff Setting.” We derive a substantial portion of our revenues from services that are subject to tariffs determined or regulated by the Chinese government. In the past, our revenues have been adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government. We cannot assure you that our businesses or results of operations will not be adversely affected by any government-mandated adjustments on tariff level in the future.

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

Under China’s existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions if foreign currencies become scarce in China. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the Chinese government restricts access to foreign currencies for current account transactions.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi fluctuates and is subject to changes in China’s political and economic conditions. The value of the Renminbi against U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Item 4. Information on the Company.

A. History and Development of the Company

Our Restructuring and Initial Public Offering

We were incorporated under the laws of China on September 10, 2002 as a joint stock company with limited liability. As part of the restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us. In consideration of the net assets related to the telecommunications operations transferred to us, which had a carrying amount of RMB97,485 million as of December 31, 2001, we issued 68,317,270,803 of our shares to China Telecom Group. Immediately prior to our initial public offering, China Telecom Group transferred to Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company 8.37%, 1.43% and 3.19%, respectively, of our outstanding shares. Under the relevant share transfer agreements, each of Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company has agreed not to sell, transfer or pledge any of our shares it obtained under the share transfer agreement during the three-year period after November 15, 2002, and following the expiry of the three-year period after November 15, 2002, not to sell or transfer more than 20% of our shares it obtained under the share transfer agreement during any six-month period for two years.

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

Our Acquisitions in 2003 and in 2004

On December 31, 2003, we acquired from China Telecom Group the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited and certain network management and research and development facilities (the “First Acquisition”).

The purchase price of the First Acquisition amounted to RMB46 billion. Of the purchase price, we paid an initial consideration of RMB11 billion in cash upon the completion of the acquisition. The deferred consideration of the remaining RMB35 billion is payable on December 31, 2013. We may prepay all or, from time to time, a part of the deferred consideration at any time within a ten-year period without penalty. We will pay interest to China Telecom Group at semi-annual intervals on the actual amount of the deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after December 31, 2003. This rate will be adjusted on the fifth anniversary of the completion of the acquisition on December 31, 2003 based on the then current Renminbi lending rate of the Chinese commercial banks for loans with tenure of more than five years. In 2005, we paid China Telecom Group approximately RMB1,753 million interest on the deferred consideration for our acquisition in 2003. We also repaid RMB10 billion of the deferred consideration to China Telecom Group in October 2005.

In connection with this acquisition and for the purpose of paying consideration to People’s Government of Fujian province for acquiring the rural telecommunication assets in Fujian province, China Telecom Group agreed to transfer its 969,317,182 shares in our Company to Fujian State-Owned Assets Investment Holdings Co., Ltd, a state-owned enterprise owned by the provincial government of the Fujian province to hold such transferred shares.

On December 31, 2003, our Company, together with our wholly-owned subsidiary, Shanghai Telecom Company Limited, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd.

On June 30, 2004, we acquired from China Telecom Group its entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (the “Second Acquisition”).

The purchase price of the Second Acquisition amounted to RMB27.8 billion. Of the purchase price, we paid an initial consideration of RMB8.34 billion in cash upon the completion of the acquisition. The deferred consideration of the remaining RMB19.46 billion is payable on June 30, 2014. We may prepay all or, from time to time, a part of the deferred consideration at any time within a ten-year period without penalty. On June 30, 2004, we repaid RMB4.31 billion of this payable amount using the net proceeds from issue of new H shares in May 2004. From June 30, 2004, we will pay interest to China Telecom Group at semi-annual intervals on the actual amount of deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after June 30, 2004, being 10% discount to the RMB lending rate of 5.76% per year of commercial banks in the PRC in respect of loans with tenure of more than five years as published by the People’s Bank of China and prevailing at 12:00 noon (Beijing time) on April 8, 2004, being the business day immediately preceding the day of the execution of the acquisition agreement. This rate will be adjusted on June 30, 2009 based on the then current Renminbi lending rate of the Chinese commercial banks for loans of similar amount and tenure with the same discount. In 2005, we paid China Telecom Group approximately RMB785 million interest on the deferred consideration for such acquisition.

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

Set out below is our corporate structure as of June 8, 2006:

Public Shareholders
China Telecommunications Corporation
Guangdong Rising Assets Management Co., Ltd
Jiangsu Guoxin Investment Group Co., Ltd
Zhejiang Financial Development Company
Fujian State-owned Assets Investment Holdings Co., Ltd.
17.15%
70.89%
6.94%
1.18%
2.64%
1.20%
China Telecom Corporation Limited
Shanghai Telecom Company Limited
Guangdong Telecom Company Limited
Jiangsu Telecom Company Limited
Zhejiang Telecom Company Limited
Anhui Telecom Company Limited
Fujian Telecom Company Limited
Jiangxi Telecom Company Limited
Guangxi Telecom Company Limited
Chongqing Telecom Company Limited
Sichuan Telecom Company Limited
Hubei Telecom Company Limited
Hunan Telecom Company Limited
Hainan Telecom Company Limited
Guizhou Telecom Company Limited
Yunnan Telecom Company Limited
Shaanxi Telecom Company Limited
Gansu Telecom Company Limited
Qinghai Telecom Company Limited
Ningxia Telecom Company Limited
Xinjiang Telecom Company Limited
100%

Commercial Paper Issuance in 2005 and 2006 and Proposed Issuance of Commercial Paper in 2006

Pursuant to the resolution passed at the extraordinary general meeting held on October 18, 2005, we issued short-term commercial paper in an aggregate principal amount of RMB10 billion with an annual interest rate of 2.54%. The short-term commercial paper was issued in the PRC inter-bank debenture market at a discount to its par value. All the proceeds from this issue of short-term commercial paper were used to satisfy our funding needs of operation.

On April 10, 2006, we issued short-term commercial paper in an aggregate principal amount of RMB20 billion with an annual interest rate of 3.05%. The short-term commercial paper was issued through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. All the proceeds from this issue of short-term commercial paper would be used to satisfy our funding needs of operation.

At the annual general meeting held on May 23, 2006, our shareholders approved the proposal for our Company to issue short-term commercial paper. Pursuant to the resolutions passed at the annual general meeting, we will be able to issue short-term commercial paper with a maximum outstanding amount of RMB30 billion before the end of October 2006, and short-term commercial paper, in one or more tranches, with a maximum outstanding amount of RMB40 billion, from the end of October 2006 to the date before next annual general shareholders’ meeting of our Company in 2007.

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

B. Business Overview

We are the leading provider of wireline telecommunications services in Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region in China. Our scope of business includes:

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

In 2005, our business grew steadily and our customer base gradually expanded. Our total operating revenue increased from RMB161,212 million in 2004 to RMB169,310 million, or by approximately 5.0%, in 2005. Revenue from our local telephone services, interconnection, Internet and value-added services and leased line and other services increased while revenue from long distance telephone services and managed data services decreased. With the introduction of new technology and the launch of various new services by the telecommunications service providers, the market competition among telecommunications service providers has intensified. In order to respond to such intensified competition, we will continue to focus on transforming from a traditional basic network operator into a modern integrated information services provider and explore new growth areas to assure the sustainable growth of our Company.

Our operating revenue depends largely on customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2003	2004	2005
Local Telephone:
Access lines in service (in millions)	161.0	186.7	210.1
Total pulses (in billions) (1)	455.1	466.8	474.7
Domestic Long Distance:
Total outgoing call minutes carried (in billions) (2)	67.3	82.0	93.8
International, Hong Kong, Macau and Taiwan Long Distance:
Total outgoing call minutes carried (in billions) (3)	1.67	1.65	1.71
Interconnection
Volume of inbound local call minutes (in billions)	76.2	94.7	102.7
Dial-up Internet Access:
Number of subscribers (in millions)	22.2	15.8	11.0
Dial-up on-line usage (minutes in billions)	54.9	30.0	19.0
Broadband Access:
Number of subscribers (in millions)	7.2	13.8	21.0
Managed Data (bandwidth leased in thousands):
DDN (x64Kbps)	471.2	493.3	460.9
Frame relay (x128Kbps)	88.3	156.3	162.1
ATM (x2Mbps)	19.0	23.8	29.3
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	163.1	169.5	197.4
Value-added Services
Caller ID service subscribers (in millions)	82.5	109.0	131.5
Usage of telephone information services (minutes in billions)	1.7	2.4	3.5
Color Ring Tone subscribers (in millions) (4)	—	—	18.2
SMS usage volume (messages in billions) (4)	—	—	17.3

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.
(4)	The Color Ring Tone and “Short Message Service over Personal Handyphone System, or SMS over PHS” services were launched in 2004, and we started to collect operating data for these two new services from 2005.

The number of our local access lines in service increased by approximately 12.6% from 186.7 million in 2004 to 210.1 million in 2005. The total usage of our local telephone services increased by approximately 1.7 % from 466.8 billion pulses in 2004 to 474.7 billion pulses in 2005. Subscribers for our broadband access services grew from 13.8 million as of December 31, 2004 to 21.0 million as of December 31, 2005. We expect broadband business to become a key driver of our future growth. We experienced significant growth in value-added services in 2005. The subscriber number of our caller ID services increased by approximately 20.6% in 2005. The usage of telephone information services increased by approximately 46.3% from 2,419 million minutes in 2004 to 3,540 million minutes in 2005. The subscriber number of our Color Ring Tone services was 18.2 million in 2005. The usage volume of our short message services was 17.3 billion messages in 2005. We expect to further capitalize on the market potential of value-added services in the future.

The following table sets forth a breakdown of our operating revenue for 2003, 2004 and 2005:

	For the Year Ended December 31
	2003	2004	2005
	(RMB in millions)
Wireline telephone services(1)
Local
Installation fees	2,643	2,865	2,970
Monthly fees	27,499	29,827	30,351
Local usage fees	45,815	47,646	47,624

Sub-total	75,957	80,338	80,945
Domestic long distance(2)	25,460	26,231	25,993
International, Hong Kong, Macau and Taiwan long distance(2)	3,943	3,788	3,407
Interconnections	8,365	10,719	12,838
Upfront connection fees	9,771	8,458	6,781

Sub-total	123,496	129,534	129,964
Internet access and Value-added service	14,737	20,229	27,838
Managed data	3,210	3,015	2,958
Leased line services and Others(3)	10,110	8,434	8,550
Total operating revenue	151,553	161,212	169,310

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.
(2)	Includes revenue from our VoIP long distance services.
(3)	Other revenue includes primarily revenue from sale, repairs and maintenance of customer-end equipment and provision of consulting services.

Wireline Telephone Services

Our telephone services consist of local telephone, domestic long distance, international, Hong Kong, Macau and Taiwan long distance and interconnection.

Wireline telephone services are our main services, generating 76.8% of our total operating revenue in 2005, compared to 80.3% in 2004. Revenue generated by these services increased by approximately 0.3% from RMB129,534 million in 2004 to RMB129,964 million in 2005. We believe that our wireline telephone services will continue to provide a steady revenue source to our overall business.

Local Telephone Services

Our local telephone services provide the largest revenue source for our wireline telephone services. In 2005, revenue from local telephone services increased by approximately 0.8% from RMB80,338 million in 2004 to RMB80,945 million in 2005. In 2005, as the difference between tariffs for mobile services and for wireline telephone services continued to decrease, mobile substitution for wireline telephone subscribers and local voice usage intensified. To maintain the steady development of our local telephone services, we have adopted initiatives to segment our subscribers, offered service discounts plans, optimized our distribution channels and strengthened our agent channels and on-line channels. In addition, we focused our efforts to optimize the coverage of our wireless local access network to improve our service quality.

Our local telephone subscribers reached 210.1 million at the end of 2005, which represents an increase of 23.5 million, or approximately 12.6% from 2004. Wireless local access service and public telephone service subscribers grew relatively faster. As of the end of 2005, wireless local access service subscribers and public telephone service subscribers reached 57.1 million and 14.1 million, respectively, which represent increases of 14.9 million and 1.7 million, or approximately 35.3% and 13.7%, respectively, from 2004.

Access lines. The following table sets forth selected information regarding our local telephone subscribers as of the dates indicated:

	As of December 31,
	2003	2004	2005
	(in millions)
Residential	108.1	113.1	118.0
Enterprise	17.7	19.0	20.9
Public telephones	9.6	12.4	14.1
Wireless local access	25.6	42.2	57.1

Total	161.0	186.7	210.1

Service usage. The following table sets forth certain usage information regarding our local telephone services for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Total pulses of usage (in billions):(1)
Local voice usage	384.5	429.2	449.4
Dial-up Internet services	70.6	37.6	25.3

Total	455.1	466.8	474.7

(1)	Pulses are the billing units for calculating local telephone usage fees.

Local voice usage reached 449,404 million pulses in 2005, an increase of approximately 4.7% from 2004. As customers of our dial-up Internet services continued to shift to our broadband Internet services, dial-up Internet usage, including dial-up usage of customers of other Internet service providers, decreased by 32.7% from 37.6 billion minutes in 2004 to 25.3 billion minutes in 2005. Tariffs for dial-up Internet access were much lower than the usage fees for voice services.

Tariffs. For our local telephone services, we charge a fixed monthly fee and usage fees based on call usages in terms of pulses. The tariffs are regulated by the Chinese government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item. In addition, we also charge installation fees for installing telephone for our subscribers. We charge the installation fee based on the actual cost of the installation.

The following table sets forth the tariffs we currently charge for local telephone services:

Tariff (RMB)
Monthly fee:(1)
Residential customers	10.0 – 25.0
Enterprise customers	15.0 – 35.0
Usage fee:
Intra-district	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute
Inter-district	0.20 – 0.50 per minute (2)
Communications fee:
Internet dial-up	0.02 per minute

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital city, other cities, a county or rural areas.
(2)	The data in the table are the tariff ceilings for inter-district local telephone services set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

Domestic Long Distance Services

In order to stabilize our revenue in the increasingly competitive market environment for our long distance services market, we responded to market changes and offered service discounts plans to meet the needs of subscribers from different customer segments in the market.

In 2005, revenue from domestic long distance services was RMB25,993 million, representing a decrease of approximately 0.9% from 2004. Total revenue from our domestic long distance services represented approximately 15.4% of our total operating revenue in 2005, compared to approximately 16.3% in 2004.

Service usage. The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Total minutes of usage (in millions):(1)
Public switched telephone networks	31,491	39,831	47,504
VoIP(2)	35,821	42,129	46,313

Total	67,312	81,960	93,817

(1)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(2)	VoIP refers to IP based long distance phone to phone calls.

Total domestic long distance usage was 93,817 million minutes in 2005, representing an annual growth rate of approximately 14.5%. Our domestic long distance services had a market share of 43.7%, which decreased by 2.1 percentage points from 2004. The market share was measured by total minutes carried through our networks based on statistical data from the Ministry of Information Industry.

The usage of our VoIP domestic long distance services as a percentage of the total usage of domestic long distance services decreased from approximately 51.4% in 2004 to approximately 49.4% in 2005. The lower tariff rates of VoIP domestic long distance services attracted many users to adopt VoIP services in the past. Such price advantage has gradually decreased after telecommunications providers were permitted to set, subject to certain tariff ceiling, tariffs for public switched telephone networks services by themselves.

Tariffs. Currently, all domestic long distance services using public switched telephone networks are charged at the unified rate of RMB0.07 per six seconds, with a discount rate of up to 40% applicable to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

The following table sets forth the tariffs for our domestic long distance telephone services which are based on state tariff rates:

Current Tariff
Public switched telephone networks services(1)	All at the unified rate of RMB0.07 per six seconds(2)
VoIP services(3)	Not regulated(4)

(1)	The data in the table are the tariff ceilings for domestic long distance services using public switched telephone networks set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

(2)	A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.
(3)	A separate usage fees for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.
(4)	Although we are permitted to set the tariffs for VoIP services, the tariffs are subject to certain filing and approval requirements of the regulatory authorities.

International, Hong Kong, Macau and Taiwan Long Distance Services

In 2005, competition in international and Hong Kong, Macau and Taiwan long distance telephone services further intensified. Diversion of customers to service based on technologies such as Instant Message and IP telephony had increased. Revenue from our international, Hong Kong, Macau and Taiwan long distance services amounted to RMB3,407 million in 2005, representing a decrease of approximately 10.1% from 2004. Our international, Hong Kong, Macau and Taiwan long distance telephone services contributed approximately 2.0% to our total operating revenue in 2005, compared to approximately 2.3% in 2004.

In order to maintain our revenue from international, Hong Kong, Macau and Taiwan long distance telephone services, we launched a number of service discounts plans to address various needs of different customer segments.

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

Service usage. The following table sets forth certain information related to the usage of our international, Hong Kong, Macau and Taiwan long distance services, including usage of international, Hong Kong, Macau and Taiwan long distance services by mobile subscribers, for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Outgoing call minutes (in millions)(1):
Public switched telephone networks	1,015	632	672
VoIP(2)	655	1,022	1,039

Total	1,670	1,654	1,711

(1)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.
(2)	VoIP refers to IP based long distance phone to phone calls.

Usage in 2005 was 1,711 million minutes, representing an increase of approximately 3.4% from 2004. Our market share in this sector was 50.8%, representing a 5.4 percentage points decrease from 2004. The market share was measured by total minutes carried through our networks based on statistical data from the Ministry of Information Industry.

Tariffs. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance tariffs in 2005:

Tariff (RMB)
Public switched telephone networks services(1):
To Hong Kong, Macau and Taiwan	RMB0.20 per 6 seconds
To all international destinations	RMB0.80 per 6 seconds(2)
VoIP services:(3)
To Hong Kong, Macau and Taiwan	Not regulated
To all international destinations	Not regulated

(1)	The data in the table are the tariff ceilings for international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

(2)	A discount rate of up to 40% applies to calls made during off-peak hours.
(3)	A separate usage fees for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

We offer international, Hong Kong, Macau and Taiwan long distance services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and those settlement arrangements and rates also apply to us.

Interconnection

In 2005, revenue from interconnection increased by approximately 19.8% from RMB10,719 million in 2004 to RMB12,838 million in 2005, representing approximately 7.6% of our total operating revenue in 2005. As the number of mobile subscribers continued to grow, the volume of inbound local calls reached 102,670 million minutes in 2005, representing an increase of approximately 8.4% from 2004.

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

Internet Access and Value-added Services

In addition to basic local and long distance voice services, we offer Internet access and value-added services. In 2005, these services grew rapidly and became an important revenue growth driver. Revenue from our Internet access and value-added services increased by 37.6% from RMB20,229 million in 2004 to RMB27,838 million in 2005, representing 16.4% of our operating revenue.

Internet Access Services

In 2005, revenue from Internet access services became increasingly important in our revenue structure. Our broadband subscribers maintained its strong growth. In 2005, our broadband subscribers increased by 51.9% from 13.84 million to 21.02 million. We also focused on the segmentation of broadband subscribers and provided various services in terms of quality, application contents and prices to different customer groups.

The following table sets forth selected information regarding our broadband access services for the periods indicated:

	For the Year Ended December 31,
	2003	2004	2005
Broadband access services (in thousands):
DSL subscribers	5,228	10,001	15,083
FTTx + LAN subscribers	1,975	3,716	5,874
Others	28	122	67

Total	7,231	13,839	21,024

DSL services. In 2005, we continued to leverage on our dominant position in local access networks, extensive distribution network and high quality customer services in promoting our DSL services. We promoted DSL services as the primary broadband Internet access means for our residential customers and small- and medium-sized enterprise customers. DSL services can be offered over existing copper wires and are suitable for high-speed Internet access. We had approximately 10.0 million DSL subscribers as of December 31, 2004 and approximately 15.1 million DSL subscribers as of December 31, 2005.

Fiber-Ethernet access services. We offer broadband access services through fiber optic cables that directly link Ethernet technology-based LANs in office buildings or high-end residential complexes to the Internet. Fiber-Ethernet access uses optic fiber technology and Ethernet protocol to connect residential users and business users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2004 and 2005, we had approximately 3.7 million customers and 5.9 million customers, respectively, using fiber-Ethernet access services.

Value-added Services

Our value-added services comprise primarily caller ID services, short messaging services, telephone information services, ring tone services and Internet value-added services. As a result of our promotion of value-added services on PHS, we launched “SMS over PHS” service in 2004. We also promoted “Color Ring Tone” service in 2004. Color Ring Tone refers to the service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone. We also established our service provider management platform and cooperated extensively with content providers for SMS and “Color Ring Tone”. The annual SMS usage volume amounted to 17.3 billion messages and subscribers for the “Color Ring Tone” service amounted to 18.2 million. In 2005, we launched BizNavigator and “Best Tone” services. We have promoted BizNavigator as a new brand name. The related services include, among others, e-mail account service to certain enterprises which do not have their own server, office automation service, voice mail service and system integration. “Best Tone” service is an integrated information enquiries service. It provides our customers with phone number storage, enquiry and call transfer services, as well as various information needed in daily life.

Tariffs. Internet and value-added services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. We determine tariffs for our Internet and value-added services according to market conditions. See “– Regulatory and Related Matters – Tariff Setting.”

Managed Data

In 2005, revenue from managed data decreased by approximately 1.9% from RMB3,015 million in 2004 to RMB2,958 million in 2005, representing approximately 1.8% of our total operating revenue in 2005.

Our managed data services include Digital Data Network, or DDN, frame relay, or FR, and Asynchronous Transfer Mode, or ATM, services. In 2005, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. Our customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

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

Tariffs. We determine most of the tariffs for our data services within a price range set by the Chinese government. We generally charge an upfront fee for installation and testing for our data services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our managed data services in recent years.

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps in 2005:

Monthly Fee
(RMB)
64Kbps
Intra-district	1,500
Inter-district	2,000
Intra-provincial	3,500
Inter-provincial	3,500
2Mbps
Intra-district	6,000
Inter-district	8,000
Intra-provincial	12,000
Inter-provincial	12,000

The following tables set forth the monthly fees in 2005 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs

	Monthly Fee for Port Access
Bandwidth	2Mbps	10Mbps	100Mbps	155Mbps
	(RMB)
Monthly fees	1,000	5,000	9,000	10,000

PVC monthly fees (RMB):(1)

	PVC Monthly Fees
Bandwidth	Intra-District	Inter-District	Domestic Long Distance
		(RMB)
256Kbps	800	1,150	2,200
2Mbps	1,500	2,200	4,000
10Mbps	5,000	11,500	15,500
155Mbps	14,500	39,000	130,000

(1)	One-way tariff for PVC circuits of ATM services.

Leased Line and Other Services

In 2005, revenue from leased line services and other services increased by approximately 1.4% from RMB8,434 million in 2004 to RMB8,550 million in 2005, representing 5.0% of our total operating revenue in 2005.

Leased Line Services

The following table sets forth the total amounts of bandwidth of our leased line service as of the end of the year indicated:

Leased Digital Circuits	2003	2004	2005
Total bandwidth (x2Mbps) (thousand)	163.1	169.5	197.4

Tariffs. The leased line tariff rates are set by the Chinese government based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years and leased line providers are allowed to charge monthly fees for leased lines on a discount basis. We provide different discounts to our customers on a case by case basis. See “Regulatory and Related Matters — Tariff Setting.”

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits in 2005 as set by the Chinese government:

Monthly Fee
RMB
2Mbps
Intra-district	2,000
Inter-district	4,000
Intra-provincial(1)	6,000
Inter-provincial(1)	6,000
155Mbps
Intra-district	44,000
Inter-district	88,000
Intra-provincial(1)	132,000
Inter-provincial(1)	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Other Services

Our other services primarily include sale and repairs and maintenance of customer-end equipment and provision of consulting services.

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in China. We devote substantial efforts in advertisements to promote social recognition of and loyalty to our products and services. In order to respond to migration of our subscribers to mobile services and motivate our customers to continue to use our services, we have also packaged certain of our local and long distance services, differentiated price for one or more products, combined certain products into one integrated service plan to our targeted customers to address their telecommunications needs.

Sales, Distribution and Customer Services

In 2005, we continued to implement our dedicated service system, standardize and expand our business outlets, strengthen and promote our customer service hotlines, and improve our online customer services. By gradually integrating the dedicated service channel, electronic-based service channel, business outlet service channel and the agency service channel, we aim to provide our customers with more effective and efficient services.

Dedicated service channel. We have implemented a dedicated service channel comprising customer managers specifically assigned to market our services to large enterprises, communities and rural areas. We designed and customized products based on the various needs of our customers, and promote these products through our dedicated customer managers. We conduct periodic performance reviews and evaluations of the performance of these dedicated customer managers based on several factors, including revenue growth, customer satisfaction, business promotion and customer retention.

Electronic-based service channel. We provide customer services through our customer service hotlines with the access number of “10000” and online service centers. Our customer service hotlines handle service inquiries, service applications, customers’ complaints and promote our products and services. Our online service centers provide all the customers with service inquiry, service application and other services. We maintain and enhance our communications with our customers through the electronic-based service channel.

Business outlet channel. Through our own business outlets as well as agents and business outlets set up with third parties, we provide our customers with better service experience, promote our corporate image and new products.

Agency service channel. We have established rules to supervise and cooperate with our agencies and distributors and develop our business, expand our customer base and provide better customer services.

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

Network Architecture

Our network system consists of local access networks, transport networks, core networks, service platform and support networks.

•	Local access networks: Local access networks are directly connected to customers.

•	Transport networks: Transport networks provide the transport functions of voice and data signals for all of our services.

•	Core networks: Core networks include our wireline telephone network, basic data networks, Internet network and other core networks such as intelligent networks, and support our basic and value-added telecommunications services.

•	Service platform: The service platform provides the platform for a variety of applications and services such as e-commerce, video-on-demand, and on-line games.

•	Support networks: Support networks include signaling networks, digital synchronous networks and network management systems and support the reliable and effective operation of our networks at all levels.

Network Capacity and Technology

Local access networks. We own extensive local access networks in our service regions. As of December 31, 2005, our local access networks covered all cities, counties and most rural villages in our service regions. As part of our strategic focus on the broadband and PHS network in order to optimize our network and improve utilization, we continue to expand our broadband local access networks utilizing our existing copper line resources and optimizing our PHS network. At the same time, we are selectively connecting additional large office buildings and business centers with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, cafes and office buildings to provide business travelers with broadband access services.

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

In 2005, we started to construct long distance Domestic Code layer 1, or DC1, “softswitch” network in our service regions and added 15,000 ports with 2Mbps for domestic long distance telephone services. As of the end of 2005, fourteen of our subsidiaries in various provinces, autonomous regions and municipalities have upgraded the wireline network to intelligent network, and thereby introduced the “softswitch” technology, which improved the service capacity of the public switch telephone network and the services provided through the network.

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

CHINANET, our Internet network, deploys mainstream Gigabyte routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 10Gbps circuits.

China Telecom Next Carrying Network, or CN2, is our next generation core multi-service carrier platform. When CN2 is fully implemented, it is capable of supporting voice, managed data, and video services at the same time. CN2 will be uniformly designed and constructed. It covers most of our local networks and will cover nine oversea cities. As the carrier network within the telecommunications network, CN2 is capable of carrying softswitch network, 3G mobile network, video-on-demand service, CHINANET and other important services. In addition, as a high-quality Internet network, CN2 will provide Multi-protocol Label Switch Virtual Private Network, or MPLS VPN, service and Internet access service.

Support networks. The operation of our wireline telephone, Internet and managed data networks depends on various support networks, including a signaling network based on a signaling technology known as Signaling System No. 7 protocol, a digital synchronous network and network management systems for various networks and services, such as Internet data center, e-commerce and video-on-demand services.

Equipment procurement. We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 33.7% of our total amount of annual purchases for 2005. Purchases from our largest supplier of telecommunications equipment accounted for approximately 10.8% of our total amount of annual purchases for 2005.

Information Technology Systems

Our strategic goal is to establish a new comprehensive information technology platform, the CTG-MBOSS, in the next three to five years along with our strategic transformation from a traditional basic network operator into a modern integrated information services provider. CTG-MBOSS include business support systems, or BSS, to support marketing and customer services, operation support systems, or OSS, to support network operation and resource allocation, management support systems, or MSS, to support management, enterprise and data architecture, or EDA, for data management, operation analysis and decision making, and the related information organization and control systems. Adoption of the enterprise application integration, or EAI, technology has allowed for smooth interconnection among all major systems of our Company, enabling full information sharing within our Company.

We have set up three phases for developing our information technology system. First, we plan to enable full and organized information sharing within our Company. To satisfy the operational needs of our Company, we plan to provide data upon request in a timely manner. Second, we plan to improve the operation and management efficiency, lower operation and information technology supporting cost by providing effective and organized information technology support. Third, we plan to apply for proprietory rights for our intellectual properties, train our dedicated IT supporting staff. In addition, by gaining experience through improving our own information technology system, we can provide third parties with more sophisticated IT services and make CTG-MBOSS a new growth driver.

•	Our BSS include our customer relationship management system, billing and settlement system and marketing analysis system. Based on our customer segmentation, the customer relationship management system provides comprehensive and integrated service.

•	Our OSS include service activation and maintenance, network management, inter-specialty network monitoring and specialized network management systems, which can enable us to enhance network management capabilities, promptly correct network errors and improve resource utilization and network reliability. See “ — Support networks.”

•	Our MSS include financial information, projects, human resources, managerial and information management systems. These systems gather and process various operational and financial data for the implementation, management, and decision-making purposes. We are in the process of further improving our management support systems and incorporating them into our enterprise resource planning system.

•	Our EDA include operational data storage and enterprise data warehouse systems. These systems complete the collection, process, storage application and recording of the core system data.

Competition

We compete with other telecommunications service providers in our wireline telephone, Internet, managed data and leased line services. All of our principal competitors are wholly or majority owned by the Chinese government. Currently, providers of basic telecommunications services must apply for a license from the Ministry of Information Industry. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China. In China, there are currently two licensed mobile telecommunications service providers, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, and four wireline service providers, China Network Communications Group Corporation, or China Netcom Group, China Unicom, China Railway Communication Co., Ltd., or China Railcom, and us. We face direct and indirect competition from our competitors in all of our businesses within our service regions.

During the implementation of our strategy to become an integrated information service provider, we will not only face competition in our traditional wireline service, but also in new services, including mobile telecommunications service. We also expect the level of competition to increase as further deregulation occurs within China’s telecommunications industry. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Businesses — We face increasing competition, which may adversely affect our business growth and results of operations.” and “— Regulatory and Related Matters — Licensing” included elsewhere under this item.

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

Long distance telephone services. We compete with China Unicom, China Railcom and China Netcom Group with respect to long distance telephone services using public switched telephone networks in our service regions. Mobile telecommunications services have diverted some of the traffic from our long distance telephone services. We compete with these service providers on the basis of customer base, brand name, network resources, quality of service and marketing and distribution strength. Access to our long distance services does not require the dialing of any pre-set access number or password.

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

Competition in Managed Data Services

We compete with China Netcom Group, China Railcom and China Unicom for managed data services. We compete on the basis of end-to-end connectivity, network coverage, service quality and scale efficiency.

Competition in Leased Line Services

We compete with China Netcom Group, China Unicom, and China Railcom in leased line services. We compete with them on the basis of the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer services.

Competitive Implications of China’s Accession to WTO

Since China’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in China. Like domestic service providers, foreign operators are subject to the licensing requirements of the Ministry of Information Industry. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total investment that foreign operators are permitted to make in telecommunications enterprises in China. For example, the foreign ownership percentage in basic telecommunications services will be subject to a maximum limit of 49%. See “— Regulatory and Related Matters — Licensing” included elsewhere under this item.

Foreign operators may have competitive advantages over us in terms of financial and management resources, network management and technical expertise. On the other hand, because foreign operators currently are prohibited from establishing wholly owned subsidiaries in the telecommunications industry in China, we believe that we are well positioned to establish strategic alliances with strong global operators in this respect. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Businesses — We face increasing competition, which may adversely affect our business growth and results of operations.”

Trademarks

We conduct our businesses under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in China, some of which have been registered with the Trademark Office of the PRC State General Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2006, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between us and China Telecom Group — Trademark License Agreements.”

Regulatory and Related Matters

Overview

The telecommunications industry in China is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The Ministry of Information Industry, which is responsible for, among other things:

•	formulating and enforcing industry policies and regulations as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of service of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and numbers;

•	together with other relevant regulatory authorities, including National Development and Reform Commission, formulating tariff standards and tariff charging mechanisms for telecommunications services;

•	formulating interconnection and settlement arrangements between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

•	Provincial communications administrations under the Ministry of Information Industry, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces, autonomous regions and centrally administered municipalities.

•	The National Development and Reform Commission, which, together with the Ministry of Information Industry, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See “—Tariff Setting” below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services, which are subject to different licensing requirements. Basic telecommunications services include, among others, wireline local and domestic long distance telephone services, international telecommunications services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA and 3G mobile communications services), satellite communications services, paging services, data communications services (such as Internet data transmission services, international data communications services), trunking services, network access services and the domestic and international telecommunications facility services. Value-added telecommunications services include, among others, value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services).

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

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers are permitted to set tariffs for certain services provided the tariff levels are below the tariff ceilings set by the Ministry of Information Industry and the National Development and Reform Commission.

The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing fixed or guidance tariff rates, which should be attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government.”

Under the Telecommunications Regulations, cost is the primary basis for tariff setting. In addition, the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services.

The Ministry of Information Industry has gradually liberalized the tariff level by allowing telecommunications provider to set tariffs below certain tariff ceiling and permitting them to package their products and services, which could essentially lower the actual price for certain products and services included in the package. Effective October 1, 2005, the Ministry of Information Industry and the National Development and Reform Commission set the tariff ceiling for wireline local inter-district telephone services, domestic long distance telephone services, and international, Hong Kong, Macau and Taiwan long distance telephone services. Telecommunications service providers may determine the tariffs by themselves at the range below the tariff ceiling. With respect to the tariffs for domestic and international long distance telephone services, telecommunications service providers are required to file the tariffs with the Ministry of Information Industry and the National Development and Reform Commission for record purpose, and, at the local level, the relevant provincial communications administrations and price bureaus. With respect to the tariffs for wireline local inter-district telephone services, filings of the tariffs with the relevant provincial communications administrations and price bureaus for record purpose are required. With respect to service discounts plans, filings with the Ministry of Information Industry or, if service discounts plans are provided by the provincial subsidiaries of the telecommunications operator, with the relevant provincial communications administrations, are required. Currently, the Ministry of Information Industry allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks to be set by service providers. As a result, telecommunications operators, including us, currently have a higher level of flexibility to provide tariff plans. Our subsidiaries have provided local customers with a variety of service packages from time to time with our approval and filing with the respective local communications administrations. Our Company has also filed with the Ministry of Information Industry for certain service packages plans we provided on a nationwide basis. We expect the increased flexibility in setting certain tariffs will allow us to respond to changes in market demand and competitive conditions in a more effective and timely manner.

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

In October 2005, the Ministry of Information Industry issued Notice on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, which provides for a new settlement arrangement standards for wireline local telephone operators. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Mobile operator	Wireline local operator	(1) Mobile operator collects the cellular usage charge from its subscribers
(2) Mobile operator pays RMB0.06 per minute to wireline operator

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Wireline local operator	Mobile operator	No revenue sharing or settlement
Wireline local operator A	Wireline local operator B	(1) Operator A collects the usage charge from its subscribers

(2)    In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pay no more than RMB0.25 per minute to operator B.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network domestic long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Wireline local or mobile operator A	Wireline local or mobile operator B, through the long distance network of operator C	(1) Operator C collects the tariff from its subscribers; (2) Operator C pays RMB0.06 per minute to operator A, RMB0.06 per minute to operator B, and gets the rest of the long distance tariff

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Domestic wireline local or mobile operator A	Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator A collects the tariff from the subscribers; (2) Operator A retains RMB0.06 per minute, and operator B gets the rest of the international long distance tariff.

	Using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator B collects the tariff from the subscribers; (2) Operator B pays operator A RMB0.06 per minute,

International long distance operator	Operator B through domestic long distance network of operator C and international gateway of domestic operator A

(1)    Operator A pays not more than RMB0.54 per minute to operator C, operator C pays not more than RMB0.06 per minute to operator B, where operator A and operator C, or operator B and operator C can be the same operator

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

Capital Investment

On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, some investment projects, such as domestic backbone transmission network, require the National Development and Reform Commission’s approval.

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

The Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission promulgated the Interim Measure on Collection of Usage Fees of Telecommunications Network Numbers, or the Interim Measures, effective January, 1, 2005. The Interim Measures provide for the standards and collection of usage fees of telecommunications network numbers. In accordance with the Interim Measures, telecommunications services providers, including us, shall pay the usage fees of telecommunications network numbers. In 2005, the usage fees for the telecommunications network numbers we currently use are approximately RMB89.0 million. We believe such usage fees will not have a material effect on our financial condition.

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

On March 13, 2005, the Ministry of Information Industry promulgated the Telecommunications Services Standards, effective April 20, 2005. The Telecommunications Services Standards aim to protect the rights of the customers of telecommunications services and sets forth minimum quality requirements for telecommunications services provided by telecommunications operators.

The Ministry of Information Industry promulgated the Measures on the Supervision and Administration of Quality of Service of the Public Telecommunications Networks, or the Measures on Quality of Service, effective August 1, 2005. The Measures on Quality of Service provide the supervision and administration of services of public telecommunications networks, including, among others, wireline local telephone networks, domestic long distance telephone networks, international telephone networks, and IP telephone networks. Under the Measures on Quality of Service, telecommunications operators are required to set up a unit which is responsible for solving the problems with respect to the public telecommunications network services.

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

Under the Telecommunications Regulations, all Chinese telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the Chinese government requires telecommunications operators to provide telephone services in a number of remote villages in China as transitional measures prior to the official implementation of a universal service obligation framework. Accordingly, China Telecom Group has initiated “Village to Village” project and invested in the construction of network facilities in certain remote villages of Shaanxi province, Jiangxi province and Gansu province in 2005. We have been requested by China Telecom Group to operate and maintain such network facilities from 2006 onwards, and China Telecom Group will compensate us for all the related expenses. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

C. Organization Structure

See “— A. History and Development of the Company — Our Restructuring and Initial Public Offering” included elsewhere under this item.

D. Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and its supplemental agreements on October 26, 2003, April 13, 2004 and December 15, 2005, respectively. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Us and China Telecom Group — Centralized Services Agreement.”

Properties

We conduct our businesses on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although a majority of the land and building titles to these properties have been registered in our name after they were acquired by us as part of our restructuring, certain land and building titles to these properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge of, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group — Property Leasing Framework Agreements.”

Item4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 36 to our audited consolidated financial statements, included elsewhere in this annual report, contains information relating to the nature and effect of significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income attributable to equity holders of the Company and equity attributable to equity holders of the Company. On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. On June 30, 2004, we acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. As we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these companies have been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisitions are presented based on those restated amounts. With respect to the acquisition in 2004, the income statement data for the year ended December 31, 2003 include the results of the assets retained by China Telecom Group in relation to our acquisition in 2004. The results of such assets are not reflected in our income statement for periods beginning after December 31, 2003. These assets are not reflected in our balance sheet as of and after December 31, 2003.

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

Financial Overview

Our total operating revenue increased by approximately 5.0%, from RMB161,212 million in 2004 to RMB169,310 million in 2005. Our total operating expenses increased by approximately 7.4%, from RMB121,382 million in 2004 to RMB130,356 million in 2005. The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2003		2004		2005
Operating Revenue:	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Wireline telephone services:(1)
Local:
Installation fees	2,643	1.8%	2,865	1.8%	2,970	1.8%
Monthly fees	27,499	18.2%	29,827	18.5%	30,351	17.9%
Local usage fees	45,815	30.2%	47,646	29.5%	47,624	28.1%
Sub-total	75,957	50.2%	80,338	49.8%	80,945	47.8%
Domestic long distance(2)	25,460	16.8%	26,231	16.3%	25,993	15.4%
International, Hong Kong, Macau and Taiwan long distance(2)	3,943	2.6%	3,788	2.3%	3,407	2.0%
Interconnection(3)	8,365	5.5%	10,719	6.6%	12,838	7.6%
Upfront connection fees	9,771	6.4%	8,458	5.3%	6,781	4.0%
Sub-total	123,496	81.5%	129,534	80.3%	129,964	76.8%
Internet access(4) and value-added services	14,737	9.7%	20,229	12.6%	27,838	16.4%

Managed data services(5)	3,210	2.1%	3,015	1.9%	2,958	1.8%

Leased line and other services(6)	10,110	6.7%	8,434	5.2%	8,550	5.0%
Total operating revenue	151,553	100.0%	161,212	100.0%	169,310	100.0%

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling card services. Revenue from prepaid calling card services is recognized as the services are provided to our customers.

(2)	Includes revenue from our VoIP long distance services.
(3)	Includes charges to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to our wireline telecommunications networks.
(4)	Includes revenue from dial-up and broadband Internet access services.
(5)	Includes revenue from DDN, frame relay and ATM services.
(6)	Revenue from other services includes revenue from sale, repairs and maintenance of certain customer-end equipment and provision of consulting services.

Our total operating revenue increased from RMB161,212 million in 2004 to RMB169,310 million, or approximately 5.0%, in 2005. Revenue from our local telephone services, interconnection, Internet access and value-added services, and leased line and other services increased while revenue from long distance telephone services and managed data services decreased.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2003		2004		2005
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	46,597	30.7%	47,170	29.3%	49,652	29.3%
Network operations and support expenses(1)	31,338	20.7%	27,611	17.1%	30,334	17.9%
Selling, general and administrative expenses(1)	16,778	11.1%	19,229	11.9%	19,892	11.7%
Personnel expenses	20,812	13.7%	23,233	14.4%	24,960	14.7%
Interconnection charges and other expenses	3,176	2.1%	4,139	2.6%	5,518	3.4%
Total operating expenses	118,701	78.3%	121,382	75.3%	130,356	77.0%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by approximately 7.4% from RMB121,382 million in 2004 to RMB130,356 million in 2005. Our depreciation and amortization expenses increased approximately by 5.3% in

2005. Our network operations and support expenses increased by approximately 9.9% in 2005 primarily due to our efforts to improve the maintenance quality of our network operations. Our selling, general and administrative expenses, our personnel expenses and our interconnection and other operating expenses increased approximately 3.4%, 7.4% and 33.3% respectively. Our selling, general and administrative expenses increased due to the increase of the advertisement and promotion expense to promote our corporate image, our core and new businesses to bring such businesses in line with our strategic transformation, as well as the launch of advertising and promotion campaigns in tandem with various marketing initiatives. Our personnel expenses increased due to an increase in reward to employees with high performance in order to maintain and attract professionals and management personnel for our strategic transformation. Our interconnection charges and other operating expenses increased due to the significant growth in voice interconnections and the newly added SMS interconnections. As a percentage of total operating revenue, total operating expenses increased to approximately 77.0% in 2005 from 75.3% in 2004.

Our operating income decreased by approximately 2.2%, from RMB39,830 million in 2004 to RMB38,954 million in 2005.

The following table sets forth our total operating revenue, operating expenses, operating income and net income attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2003		2004		2005
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	151,553	100.0%	161,212	100.0%	169,310	100.0%
Operating expenses	118,701	78.3%	121,382	75.3%	130,356	77.0%
Operating income	32,852	21.7%	39,830	24.7%	38,954	23.0%
Net income attributable to equity holders of the Company	13,882	9.2%	28,023	17.4%	27,912	16.5%
Cash flows from operating activities	58,392	38.5%	66,078	41.0%	68,359	40.4%

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our audited consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives during any of the three years ended December 31, 2005.

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of impairment loss is the difference between the carrying amounts of the assets and their recoverable amounts. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under US GAAP, the company is required to record an impairment to reflect the fair value of long-lived assets, and the fair value of the assets under US GAAP is determined using the discounted cash flow method similar to that used for determining the assets’ value in use under IFRS. For the years ended December 31, 2004 and 2005, we recognized RMB88 million and RMB163 million impairment losses under both IFRS and US GAAP. Such losses are classified as network operations and support expenses in our consolidated statement of income. As a result, the carrying value of certain equipment for outdated telecommunications services have been fully written off. No impairment losses were recognized for the year ended December 31, 2003.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued as of December 31, 2001, and the property, plant and equipment of the companies that we acquired in 2003 and 2004 were revalued as of December 31, 2002 and December 31, 2003, respectively. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. We revalued our property, plant and equipment on a depreciated replacement cost basis in accordance with our IFRS accounting policies as of December 31, 2004. We did not revalue our property, plant and equipment during the year ended December 31, 2005 as we believe no items of property, plant and equipment experienced significant and volatile movements in fair value during the year. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no significant changes to the estimated customer relationship period for any of the three years ended December 31, 2005.

Impairment Losses for Bad and Doubtful Debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2005:

	Year Ended December 31,
	2003	2004	2005
	(RMB in millions)
At beginning of year	1,859	1,818	1,682
Impairment losses for bad and doubtful debts	1,037	1,121	1,274
Accounts receivable written off	(1,078)	(1,257)	(1,452)

At end of year	1,818	1,682	1,504

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2005 financial statements, the International Accounting Standards Board, or IASB, has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 6, Exploration for and evaluation of mineral resources	January 1, 2006

IFRS 7, Financial instruments: disclosures	January 1, 2007

IFRIC 4, Determining whether an arrangement contains a lease	January 1, 2006

IFRIC 5, Rights to interests arising from decommissioning, restoration environmental rehabilitation funds	January 1, 2006

IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	December 1, 2005

IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	March 1, 2006

IFRIC 8, Scope of IFRS 2	May 1, 2006

IFRIC 9, Reassessment of embedded derivatives	June 1, 2006

Amendment to IAS 1, Presentation of financial statements: capital disclosures	January 1, 2007

Amendment to IAS 19, Employee benefits – Actuarial gains and losses, group plans and disclosures	January 1, 2006

Amendment to IAS 21, Net investment in a foreign operation	January 1, 2006

Amendments to IAS 39, Financial instruments: Recognition and measurement:

- Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006

- The fair value option	January 1, 2006

- Financial guarantee contracts	January 1, 2006

Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards	January 1, 2006

We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that IFRS 6, IFRIC 5, IFRIC 6, IFRIC 7, IFRIC 8, IFRIC 9 and the amendments to IAS 19, IAS 21 and IFRS 1 are not applicable to any of our operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

Recently Issued U.S. Accounting Standards

Up to the date of issue of our 2005 financial statements, the Financial Accounting Standards Board, or FASB, has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment” (SFAS No. 123R). SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the statement of income. SFAS No. 123R generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For us, SFAS No. 123R is effective at the beginning of the reporting period that begins after June 15, 2005. Currently, we do not expect the application of SFAS No. 123R will have a material impact on our consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”. SFAS No. 153 addresses the accounting for non-monetary exchanges of productive assets. SFAS No. 153 requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. For us, SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. Currently, we do not expect the application of SFAS No. 153 will have a material impact on our consolidated financial statements.

EITF 04-13

In September 2005, the Emerging Issues Task Force of the FASB issued EITF Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. Currently, we do not expect the application of EITF 04-13 will have a material impact on our consolidated financial statements.

SFAS No. 155

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No.155 amends SFAS No.133 and SFAS No. 140 and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in the statement of income. For us, SFAS No.155 is effective for fiscal years beginning after September 15, 2006. Currently, we do not expect the application of SFAS No. 155 will have a material impact on our consolidated financial statements.

A. Operating Results

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenue

Our operating revenue grew by RMB8,098 million, or approximately 5.0%, from RMB161,212 million in 2004 to RMB169,310 million in 2005. This increase primarily reflected the revenue growth from Internet access service, value-added services and interconnection services.

Local Telephone Services.

Revenue from our local wireline telephone services increased by approximately 0.8%, from RMB80,338 million in 2004 to RMB80,945 million in 2005. This increase was primarily due to the continued growth of our subscriber base. Revenue from local telephone services accounted for 47.8% of our total operating revenue in 2005, compared to approximately 49.8% in 2004. As of December 31, 2005, the total number of our local telephone access lines increased by 23.5 million, or approximately 12.6%, from 186.7 million in 2004 to 210.1 million in 2005.

•	Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees increased by approximately 3.7%, from RMB2,865 million in 2004 to RMB2,970 million in 2005. The increase was primarily due to continuous increase in access lines in service.

•	Monthly Fees. Monthly fee revenue increased by approximately 1.8%, from RMB29,827 million in 2004 to RMB30,351 million in 2005, primarily due to the increase of our local telephone subscribers.

•	Local Usage Fees. Revenue from local usage fees decreased slightly from RMB47,646 million in 2004 to RMB47,624 million in 2005. Local voice usage volume increased by approximately 4.7% to 449.4 billion pulses in 2005 from 429.2 billion pulses in 2004. Due to the intensifying mobile substitution, the increase in network based communication and the diversification of means of communication, revenue contribution by traditional voice usage had dropped in 2005.

Domestic Long Distance Services. Domestic long distance revenue decreased by approximately 0.9%, from RMB26,231 million in 2004 to RMB25,993 million in 2005, while domestic long distance telephone usage volume increased from 81,960 million minutes in 2004 by approximately 14.5%, to 93,817 million minutes in 2005. The decrease in domestic long distance revenue was due to a decrease in average unit price, which decreased from RMB0.32 per minute in 2004 to RMB0.28 per minute in 2005, as a result of increasingly competitive market environment. As the average unit price is largely affected by the intensity of competition with other domestic telecommunications operators, we cannot reasonably estimate if the decreasing trend in average unit price will continue.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 10.1%, from RMB3,788 million in 2004 to RMB3,407 million in 2005, while the usage volume of our international, Hong Kong, Macau and Taiwan long distance services increased by approximately 3.4%, from 1,654 million minutes in 2004 to 1,711 million minutes in 2005. The decrease in revenue was attributable to a decrease in average unit price, which decreased from RMB2.29 per minute in 2004 to RMB1.99 per minute in 2005, as a result of intensified competition. As the average unit price is largely affected by the intensity of competition with other domestic telecommunications operators, we cannot reasonably estimate if the decreasing trend in average unit price will continue.

Interconnection Services. Revenue from interconnection fees increased by approximately 19.8%, from RMB10,719 million in 2004 to RMB12,838 million in 2005. This increase was primarily due to an increase in interconnection volume resulting from the expansion of the domestic telecommunications services subscriber base and the revenue from SMS interconnections which was newly introduced in 2005. In 2005, our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB7,365 million, representing an increase of approximately 11.2% compared to RMB6,624 million in 2004.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Due to the regulation change effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 19.8%, from RMB8,458 million in 2004 to RMB6,781 million in 2005.

Internet Access and Value-Added Services. Revenue from our Internet access and value-added services increased by 37.6% from RMB20,229 million in 2004 to RMB27,838 million in 2005, representing 16.4% of our operating revenue. The increase in the Internet access service was primarily due to the continuous expansion of our broadband subscriber base in recent years. The number of our broadband subscribers increased from 13.8 million as of December 31, 2004 to 21.0 million as of December 31, 2005. The increase in value-added service was primarily due to the rapid development of SMS, caller ID service, Color Ring Tone and telephone information services, of which SMS and Color Ring Tone were the new drivers for revenue growth.

Managed Data Services. Revenue from managed data services decreased by approximately 1.9%, from RMB3,015 million in 2004 to RMB2,958 million in 2005. The decrease was primarily due to the substitution by new connection methods and the reduced usage volume of conventional services.

Leased Line and Other Services. Revenue from leased line and other services increased by approximately 1.4%, from RMB8,434 million in 2004 to RMB8,550 million in 2005.

Operating Expenses

Total operating expenses increased by approximately 7.4%, from RMB121,382 million in 2004 to RMB130,356 million in 2005. Our network operations and support expenses, our depreciation and amortization expenses and our personnel expenses increased in 2005. Our selling, general and administrative expenses remained stable in 2005, and our interconnection and other operating expenses increased in 2005.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 5.3%, from RMB47,170 million in 2004 to RMB49,652 million in 2005, mainly due to an increase in property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue remained at 29.3%.

Network Operations and Support Expenses. Excluding personnel related costs of RMB17,459 million in 2005 and RMB15,459 million in 2004, our network operations and support expenses increased by approximately 9.9%, from RMB27,611 million in 2004 to RMB30,334 million in 2005. This increase was primarily due to our efforts to improve the maintenance quality of our network operations by increasing our resources input to repairs and maintenance.

Selling, General and Administrative Expenses. Excluding personnel related costs of RMB7,501 million in 2005 and RMB7,774 million in 2004, our selling, general and administrative expenses increased to RMB19,892 million in 2005 from RMB19,229 million in 2004. Selling and marketing expenses increased by approximately 6.3% from RMB13,019 million in 2004 to RMB13,840 million in 2005 due to the our increased advertisement and promotion expenses to promote our corporate image, our core and new businesses to bring these businesses in line with our strategic transformation. We also launched advertising and promotion campaigns in tandem with various marketing initiatives. General and administrative expenses decreased by approximately 2.5%, from RMB6,210 million in 2004 to RMB6,052 million in 2005 due to strict expenditure control.

Personnel Expenses. Personnel expenses increased by approximately 7.4%, from RMB23,233 million in 2004 to RMB24,960 million in 2005. This increase was primarily due to an increase in reward to employees with good performance in order to maintain and attract professionals and management personnel for our strategic transformation.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by approximately 33.3%, from RMB4,139 million in 2004 to RMB5,518 million in 2005. This increase was primarily due to the significant growth in voice interconnections and the newly added SMS interconnections.

Net Finance Costs

In 2005, our net finance costs decreased by 8.3% from RMB5,340 million in 2004 to RMB4,895 million in 2005. Our interest expense increased by 6.2%, or RMB334 million, from RMB 5,367 million in 2004 to RMB 5,701 million in 2005 primarily due to full year interest expense on deferred payment for our acquisition of the telecommunications operations in the ten provinces on June 30, 2004. On October 25, 2005, our Company issued short term commercial paper in the aggregate principal amount of RMB10 billion with an annual interest of 2.54%. The short term commercial paper was issued through a book-building and centralized placing process in the PRC inter-bank debenture market at a discount to its par value. We consider that the issue of short term commercial paper has enabled us to lower our finance costs.

Among the components of net finance costs, we recorded a net exchange gain of RMB563 million in 2005, as compared to a net exchange loss of RMB204 million in 2004 primarily due to the revaluation of Renminbi in 2005. According to the exchange rates published by the People’s Bank of China on December 30, 2005, the exchange rates of Renminbi to US dollars, Japanese Yen and Euro increased by 2.5%, 14.7% and 14.9%, respectively, from December 31, 2004.

Income Tax

Our statutory income tax rate is 33%. In 2005, our income tax expense was RMB6,160 million, representing an effective tax rate of 18.1%. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our subsidiaries received tax credits of RMB1,478 million on the purchases of domestic equipment in 2005. As the tax credit on purchases of domestic equipment is subject to review and approval from regulatory authorities, we cannot assure you regarding their impact on the effective tax rate in future years. See Note 24 to our audited consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB27,912 million in 2005, with net margin of approximately 16.5%, compared to net income attributable to equity holders of the Company of RMB28,023 million with net margin of approximately 17.4% in 2004.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our businesses during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9% and 1.8% in 2004 and 2005, respectively.

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

Internet Access and Value-added Services. Revenue from our Internet access and value-added services increased by 37.3% from RMB14,737 million in 2003 to RMB20,229 million in 2004, representing 12.6% of our operating revenue. The increase of Internet access services revenue was primarily due to the rapid development of broadband services. The number of our broadband subscribers increased from 7.2 million as of December 31, 2003 to 13.8 million as of December 31, 2004. We believe that revenue from our broadband Internet access services will remain a major driver for our revenue growth. Increase in the revenue from our value-added services was primarily derived from caller ID services and telephone information services.

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

Leased Line and Other Services. Revenue from leased line and other services decreased by approximately 16.6%, from RMB10,110 million in 2003 to RMB8,434 million in 2004.

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

Network Operations and Support Expenses. Excluding personnel related costs of RMB15,459 million in 2004 and RMB12,780 million in 2003, our network operations and support expenses decreased by approximately 11.9%, from RMB31,338 million in 2003 to RMB27,611 million in 2004. This decrease was mainly due to a decrease in repairs and maintenance expenses as a result of our centralized management of network maintenance and resources allocation.

Selling, General and Administrative Expenses. Excluding personnel related costs of RMB7,774 million in 2004 and RMB8,032 million in 2003, our selling, general and administrative expenses increased to RMB19,229 million in 2004 from RMB16,778 million in 2003. Selling and marketing expenses increased by approximately 34.9% from RMB9,648 million in 2003 to RMB13,019 million in 2004 due to the reinforcement of our marketing strength to cope with increasingly intensified market competition. General and administrative expenses decreased by approximately 12.9%, from RMB7,130 million in 2003 to RMB6,210 million in 2004 due to our strict expenditure control.

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

Income Tax

Our statutory income tax rate is 33%. In 2004, our income tax expense was RMB5,187 million, representing an effective tax rate of 15.6%. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones and western part of China. Our effective tax rate being lower than the statutory tax rate was also attributable to the tax credits received by our operating subsidiaries on the purchases of domestic equipment. See Note 24 to our audited consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%. As the tax credits on purchases of domestic equipment are subject to review and approval of regulatory authorities, we cannot determine with reasonable certainty the amount or timing of such credit to be granted in future periods.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB28,023 million in 2004, with net margin of approximately 17.4%. In connection with the reorganization of the telecommunications business in the ten regions we acquired, we carried out a revaluation of the relevant property, plant and equipment in accordance with the relevant regulations in 2003 and a revaluation deficit of RMB14,832 million was resulted. This was one of the reasons for the increase of our net income in 2004 from RMB 13,882 million in 2003.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(RMB in millions)
Cash flows from operating activities	58,392	66,078	68,359
Net cash used in investing activities	(57,094)	(56,353)	(51,894)
Net cash used in financing activities	(11,320)	(8,981)	(14,809)

(Decrease)/Increase in cash and cash equivalents	(10,022)	744	1,656

Cash and cash equivalents increased by approximately 12.3%, from RMB13,465 million as of December 31, 2004 to RMB15,121 million as of December 31, 2005. Our net cash inflow was RMB1,656 million in 2005, as compared with a net cash inflow of RMB744 million in 2004.

Our principal source of liquidity is cash generated from operating activities, which reached RMB68,359 million in 2005, an increase of RMB2,281 million from RMB66,078 million in 2004. This increase was primarily due to the steady growth in our business and an improvement in our operating efficiency.

Net cash used in investing activities decreased by RMB4,459 million from 2004 to RMB51,894 million in 2005 due to a further decrease in capital expenditure.

Net cash used in financing activities was RMB14,809 million in 2005, while net cash used in financing activities was RMB8,981 million in 2004. This change was primarily due to the continued repayment of certain long term borrowings in 2005, and net cash used in repaying such borrowings (the difference between the cash from borrowings and the cash for repaying borrowings) increased from RMB3,950 million in 2004 to RMB9,046 million in 2005.

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2005, a final dividend of RMB5,596 million (RMB0.069139 equivalent to HK$0.065 per share) in respect of the year ended December 31, 2004 was declared and paid on June 23, 2005. Pursuant to the shareholders’ approval at the annual general meeting held on May 3, 2004, a final dividend of RMB5,224 million (RMB0.069083 equivalent to HK$0.065 per share) in respect of the year ended December 31, 2003 was declared and paid on May 20, 2004.

In respect of the companies we acquired in 2004, the net amount of cash contributed from China Telecom Group to these companies (defined as cash contributions minus cash distributions) was RMB100 million in 2004.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB120,313 million as of December 31, 2005, compared to a deficit of RMB118,412 million as of December 31, 2004. The increase in our working capital deficit was primarily due to an increase in short-term debt, which enjoyed low interest rates. In October 2005, our Company issued short term commercial paper in the aggregate principal amount of RMB10 billion with an annual interest rate of 2.54% for net proceeds of RMB 9.88 billion.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures at least through 2006.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2003	2004	2005
	(RMB in millions)
Short-term debt	56,243	65,976	76,005
Current portion of long-term debt	13,957	11,842	8,963
Current portion of finance lease obligations	50	156	108
Long-term debt, excluding current portion	68,632	72,366	55,777
Finance lease obligations, excluding current portion	43	157	52

Total debt	138,925	150,497	140,905

We finance a significant portion of our business operations with short-term loans obtained from commercial banks in China. In addition, we issued short-term commercial paper with a nominal value of RMB10 billion in October 2005 to meet the working capital requirement of our operations. Our short-term debt constituted approximately 32.5% of our total liabilities as of December 31, 2005. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain credit on favorable terms to meet our financing requirements. As of December 31, 2005, we had available credit facilities of RMB31,266 million from which we can draw upon. The weighted average interest rate of our short-term debt was 4.2% as of December 31, 2005, representing a decrease of 0.2 percentage points from that as of December 31, 2004.

Our total debt decreased by RMB9,592 million from RMB150,497 million as of December 31, 2004 to RMB140,905 million as of December 31, 2005, primarily due to the repayment of certain long-term borrowings with the net cash generated from our operating activities. Consequently, our debt-to-asset ratio (total debt divided by total assets) decreased from approximately 36.5% in 2004 to approximately 33.8% in 2005. We believe that our Company has maintained a solid capital structure.

Excluding the deferred consideration for the acquisitions of RMB40,150 million (2004: RMB50,150 million) our long-term debt (including current portion) decreased from RMB34,058 million as of December 31, 2004 to RMB24,590 million as of December 31, 2005. In contrast, our short-term debt increased from RMB65,976 million as of December 31, 2004, to RMB76,005 million as of December 31, 2005.

Of our total debt as of December 31, 2005, approximately 95.6%, 2.0%, 1.7% and 0.6% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively. We do not currently hedge our foreign currencies exposure.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations. We do not have any financial instruments held for trading purposes, and as of December 31, 2005, we did not hold any derivative instruments which are designated and qualified as hedging instruments.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2005 may differ from the amounts indicated below.

	Year Ended December 31,
	2004	2005	2006 (Planned)
	(RMB in millions)
Total capital expenditure	56,307	53,864	51,000

In 2005, we continued our prudent policy on capital expenditure. Our capital expenditure decreased by 4.3%, from RMB56,307 million in 2004 to RMB53,864 million in 2005. In accordance with our strategic transformation, we further optimized our capital expenditure structure and significantly reduced the capital expenditure on wireless local access service and increased our investment in Internet access and data network. Proportion of the capital expenditure on wireless local access service to the total capital expenditure decreased by 7.1 percentage points to 15.4% in 2005 from 22.5% in 2004, and proportion of the capital expenditure on Internet access and data network to the total capital expenditure increased by 3.1 percentage points.

Capital Resources

The main sources of our capital expenditure are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in future.

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

D. Trend Information.

Please refer to our discussion in each section under “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E. Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2005:

	Payable in
	Total	2006	2007	2008	2009	Thereafter
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	76,005	76,005	—	—	—	—
Long-term debt	64,740	8,963	8,773	3,824	382	42,798
Operating lease commitments	1,062	326	195	134	119	288
Finance lease obligations	160	108	52	—	—	—
Capital commitments	2,791	2,791	—	—	—	—

Total contractual obligations	144,758	88,193	9,020	3,958	501	43,086

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments. See Note 30 to our audited consolidated financial statements for the contractual obligations relating to the post employment benefit plans.

G. US GAAP Reconciliation

Our financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The difference, as it applies to our financial statements, primarily relates to the US GAAP requirement that property, plant and equipment be carried at historical cost and depreciated, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated. See Note 36 to our financial statements included elsewhere in this annual report for further information relating to this difference and a description of recently issued U.S. accounting standards.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Directors and Senior Officers

On September 9, 2005, the office term of the first session of the Board of Directors of our Company expired, and Mr. Cheng Xiyuan and Mr. Feng Xiong ceased to be the executive directors. On September 9, 2005, all members of the first session of the Board of Directors, except for Mr. Cheng Xiyuan and Mr. Feng Xiong, were reappointed as members of the second session of the Board of Directors pursuant to a resolution passed at the extraordinary general meeting. The meeting also elected Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as independent non-executive directors of our Company.

On March 22, 2006, Mr. Wei Leping resigned from the position of executive vice president of our Company, and submitted resignation from the position of executive director, which became effective after approval in the 2005 annual general meeting on May 23, 2006.

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, China 100032.

Name	Age	Position
Wang Xiaochu	48	Chairman of the Board of Directors and Chief Executive Officer
Leng Rongquan	57	Executive Director, President and Chief Operating Officer
Wu Andi	51	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	50	Executive Director and Executive Vice President
Huang Wenlin	52	Executive Director and Executive Vice President
Li Ping	52	Executive Director, Executive Vice President and Joint Company Secretary
Yang Jie	44	Executive Director and Executive Vice President
Sun Kangmin	49	Executive Director and Executive Vice President
Li Jinming	54	Non-executive Director
Zhang Youcai	65	Independent Non-executive Director
Lo Hong Sui, Vincent	58	Independent Non-executive Director
Shi Wanpeng	69	Independent Non-executive Director
Xu Erming	56	Independent Non-executive Director
Tse Hau Yin, Aloysius	58	Independent Non-executive Director
Wang Qi	51	Controller
Yung Shun Loy, Jacky	43	Assistant Chief Financial Officer, Qualified Accountant and Joint Company Secretary

Wang Xiaochu, age 48, is Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang has held positions such as director general and deputy director general of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and received a Doctorate degree in Business Administration from The Hong Kong Polytechnic University in 2005. He has over 25 years of management experience in the telecommunications industry.

Leng Rongquan, age 57, is Executive Director, President and Chief Operating Office of our Company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), deputy director general of the DGT of the MPT, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng is also Vice President of China Telecommunications Corporation. Mr. Leng has had 30 years of operational management experience in the telecommunications industry in the PRC.

Wu Andi, age 51, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our Company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry, and Director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 24 years of financial management experience in the telecommunications industry in China.

Zhang Jiping, age 50, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing University of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a postgraduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was Deputy Director General of DGT of MPT, and a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. Mr. Zhang is also Vice President of China Telecommunications Corporation and Chairman and General Manager of Northern Telecom Co., Ltd. under China Telecommunications Corporation. Mr. Zhang has 24 years of operational and managerial experience in the telecommunications industry in China.

Huang Wenlin, age 52, is Executive Director and Executive Vice President of our Company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing University of Posts and Telecommunications with a major in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 31 years of operational and managerial experience in the telecommunications industry in China.

Li Ping, age 52, is Executive Director, Executive Vice President and Joint Company Secretary of our Company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing University of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the state University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT of the MPT. Mr. Li is also Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 30 years of operational and managerial experience in the telecommunications industry in China.

Yang Jie, age 44, is Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a Bachelor degree in radio engineering. He then obtained a Master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 22 years of operational and managerial experience in the telecommunications industry in China.

Sun Kangmin, age 49, is Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 22 years of operational and managerial experience in the telecommunications industry in China.

Li Jinming, age 54, is Non-executive Director of our Company. Mr. Li is Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic shareholders of the Company, and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as director and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Zhang Youcai, age 65, is Independent Non-executive Director of our Company. He is currently a member of the Standing Committee of the National People’s Congress, vice-chairman of the Financial and Economic Affairs Committee and the chairman of the China Chief Financial Officer Association. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China for more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang is also an Independent Director of China Petroleum & Chemical Corporation. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Vincent Hong Sui Lo, age 58, is Independent Non-executive Director of our Company. Mr. Lo is the Chairman and Chief Executive of the Shui On Group which was founded by him in 1971. He is also the Chairman and Chief Executive Officer of Shui On Land Limited. Mr. Lo is a Member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Vice Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HK Thailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999 and was named Businessman of the Year by the Hong Kong Business Awards in 2001. He also won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002. In 2005, he was awarded the Chevalier des Arts et des Lettres by the French government.

Shi Wanpeng, age 69, is Independent Non-executive Director of our Company. He is currently a member of the Standing Committee of the Tenth Chinese People’s Political Consultative Conference. Mr. Shi graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. He is a Professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, Deputy Director of Economic and Trade Office of the State Council, Chairman of China Textile Industry Association and Vice Chairman of the State Economic and Trade Commission (minister level). He has more than 40 years of operational and managerial experience in state-owned enterprise and state industry development of PRC.

Xu Erming, age 56, is Independent Non-executive Director of our Company. He is currently the Dean of the School of Business Administration and the supervisor of the PhD candidates of Renmin University of China. Mr. Xu is also a member of the Fifth Session of the Academic Appraisal Group of the Academic Degree Committee of the State Council, the Chairman of the Steering Committee (Section of Higher Education in Business Administration) of the Ministry of Education as well as the Professor of the University of Scranton and the Polytechnic University of Hong Kong. Mr. Xu graduated from Renmin University of China and obtained the PhD in Economics in 1994. Over the years, he has been working as the Instructor and Associate Professor of the Faculty of Industrial Economics as well as the Professor and the Assistant Dean, and subsequently, the Dean of the School of Business Administration of Renmin University of China.

Tse Hau Yin, Aloysius, age 58, is Independent Non-executive Director of our Company. He joined the Board of Directors of the Company in September 2005. Mr. Tse is currently an Independent Non-executive Director and a member of the audit committees of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank, Limited and Linmark Group Limited. The Board of Directors of our Company has determined that Mr. Tse’s service on these other audit committees does not impair his ability to effectively serve on the Company’s audit committee. In addition, he is currently the Chairman of the International Advisory Council of The People’s Municipal

Government of Wuhan. Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is the former president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Wang Qi, age 51, is the controller of our Company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in International Economics and a Master degree in International Management. Prior to joining the Company, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also the Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 31 years of managerial and accounting experience in the telecommunications industry in China.

Yung Shun Loy, Jacky, age 43, is the Assistant Chief Financial Officer, qualified accountant and Joint Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants of United Kingdom. Mr. Yung is also a Certified Practising Accountant of Australia. Mr. Yung has nearly 20 years of experience in auditing, company secretary and senior financial management of listed companies.

There is no family relationship between any of our directors or executive officers.

Supervisors

On September 9, 2005, the office term of the first session of the supervisory committee of our Company expired, and Mr. Wang Huanhui, Mr. Li Jing and Mr. Xie Songguang ceased to be the supervisors. On September 9, 2005, Ms. Zhang Xiuqin, Ms. Zhu Lihao were re-elected, Mr. Li Jian and Mr. Xu Cailiao were elected as our supervisors. Mr. Ma Yuzhu was elected as an employee representative supervisor.

The following table sets forth certain information concerning our supervisors.

Name	Age	Position
Zhang Xiuqin	59	Chairperson of our supervisory committee
Zhu Lihao	65	Independent supervisor
Li Jian	44	Supervisor
Xu Cailiao	42	Supervisor
Ma Yuzhu	52	Supervisor

Zhang Xiuqin, age 59, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunications Economic Development Center. Ms. Zhang has served as Director of the Audit Department of our Company. Ms. Zhang has 37 years of operational and managerial experience in the telecommunications industry in China.

Zhu Lihao, age 65, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a PRC certified public accountant. She graduated from Engineering Economics Department of Beijing Mining College in 1963. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has 43 years of experience in management and auditing.

Li Jian, age 44, is a Supervisor on our Supervisory Committee. He is currently the Vice President of the Department of Diversified Business Management in China Telecommunications Corporation. He graduated from Beijing Radio and Television University in 1982 with a major in Accounting and obtained a Master degree in International Business Administration from Australian National University. Previously, he was the Director of Treasury Division of the Department of Finance of the Ministry of Posts and Telecommunications and served at China Telecommunications Corporation to take up the post of the Director of the Treasury Division and Assets Division, the Director of the General Affairs and Assets Division under the Department of Finance, the Chairman and President of China Telecom (Hong Kong) International Limited and the Managing Director of the Investor Relations Department of our Company. Mr. Li is an accountant and has 24 years of operational and management experience in the telecommunications industry.

Xu Cailiao, age 42, is a Supervisor on our Supervisory Committee. He is currently a Director of the Corporate Strategic Department of our Company. He graduated from the School of Law of Peking University in 1987 and obtained a Master degree in Law. Previously, he was a Director of the State Commission for Economic Restructuring and the Managing Director of the Hong Kong branch of Irico Group etc. He was qualified to practice law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Ma Yuzhu, age 52, is an Employee Representative Supervisor on our Supervisory Committee. He is currently a Director of the Corporate Culture Department of our Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a major in telecommunications. Mr. Ma studied part- time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma previously served as Director General in China Communications Construction No. 1 engineering bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

B. Compensation

Compensation of Executive Directors and Supervisors

Our directors and supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2005 was approximately RMB10.4 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	thousands	thousands	thousands	thousands	thousands	thousands
2005

Executive directors
Wang Xiaochu	—	304	33	—	61	398
Leng Rongquan	—	274	30	—	55	359
Wu Andi	—	259	251	278	51	839
Zhang Jiping	—	259	251	278	51	839
Huang Wenlin	—	259	251	278	51	839
Li Ping	—	259	251	278	51	839
Wei Leping	—	259	251	278	51	839

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
Yang Jie	—	259	191	—	49	499
Sun Kangmin	—	258	191	—	50	499
Cheng Xiyuan	—	159	475	232	13	879
Feng Xiong	—	182	487	232	57	958

Independent non-executive directors
Zhang Youcai	130	—	—	—	—	130
Vincent Lo Hong Sui	208	—	—	—	—	208
Shi Wanpeng	130	—	—	—	—	130
Xu Erming	50	—	—	—	—	50
Tse Hau Yin	173	—	—	—	—	173

Supervisors
Zhang Xiuqin	—	130	262	209	44	645
Li Jian	—	32	78	151	12	273
Xu Cailiao	—	23	63	128	10	224
Ma Yuzhu	—	43	87	209	15	354
Li Jing	—	53	104	—	13	170
Xie Songguang	—	70	120	—	16	206
Wang Huanhui	10	—	—	—	—	10

Independent supervisor
Zhu Lihao	60	—	—	—	—	60

	761	3,082	3,376	2,551	650	10,420

2004	524	2,271	3,277	2,446	515	9,033

Stock Appreciation Rights

We implemented a plan of stock appreciation rights for members of our senior management in order to provide further incentives to these employees. The plan, effective from November 15, 2002, is designed to link the financial interests of our senior management with our future results of operations and the performance of our H shares. The number of stock appreciation right units granted to a person may also be adjusted in accordance with the result of his or her performance evaluation. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of our Company’s H shares at the date of exercise based on the applicable exchange rate between Renminbi and Hong Kong dollar at the date of the exercise.

In March 2003, our remuneration committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In March 2005, our remuneration committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the years ended December 31, 2004 and 2005, 70 million and 70 million stock appreciation right units were exercised respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2005, compensation expense recognized was RMB81 million as compared to RMB70 million for 2004.

C. Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 9, 2005, election of new members and re-election of current members of the Board of Directors was conducted and generated the second session of the Board of Directors consisting of fifteen directors with nine executive directors, one non- executive director, and five independent non-executive directors, each having a period of office of three years. On March 22, 2006, Mr. Wei Leping submitted resignation from the position of executive director, which became effective after approval in the annual general meeting on May 23, 2006. Currently, our Board of Directors consists of fourteen directors with eight executive directors, one non- executive director, and five independent non-executive directors.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee consists of five supervisors. One member of our supervisory committee must be an employee representative elected by our employees. The remaining members must be appointed by shareholders at a general meeting. The term of office of our supervisors is three years, which is renewable upon re-election or re-appointment. None of the service contracts with our directors provide benefits to them upon termination.

Audit Committee

The Audit Committee was set up in 2002, and currently consists of four members, Mr. Zhang Youcai, Mr. Shi Wangpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. Usually, the Committee meets at least three times each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005, according to which, the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control system. It also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors, and approval of services provided by the independent auditors. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

Remuneration Committee

The Remuneration Committee was set up in 2003. It currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Shi Wangpeng, Mr. Vincent Hong Sui Lo and Mr. Xu Erming, all of whom are independent non-

executive directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. Usually, the Remuneration Committee meets at least twice each year. The Charter of the Remuneration Committee was approved by our Board of Directors in March 2005, according to which, its principal responsibilities include making recommendations to the Board of Directors on our overall remuneration policies and structure relating to compensation of directors and senior management, determining the specific remuneration packages of all executive directors and senior management and reviewing and approving performance-based compensation.

Nomination Committee

The Nomination Committee was set up in 2005. It currently consists of four members, Mr. Shi Wangpeng, Mr. Zhang Youcai, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, all of whom are independent non-executive directors. The Nomination Committee is accountable to the Board of Directors and regularly reports to it on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board of Directors in September 2005, according to which, its principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of, individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors in particular chairman and chief executive officer.

D. Employees

General

As of December 31, 2005, we had 244,867 employees. The table below sets forth the numbers of our employees by their functions as of December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003		2004(1)		2005
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	25,077	15.3	40,240	15.90	38,975	15.92
Sales and marketing	73,387	44.8	114,872	45.40	113,329	46.28
Operations and maintenance	64,339	39.3	96,844	38.27	91,443	37.34
Others	1,071	0.6	1,094	0.43	1,120	0.46
Total	163,874	100.0	253,050	100.0	244,867	100.0

(1)	The number of the employees in 2004 and 2005 included the employees of the ten companies acquired in the Second Acquisition in 2004.

As of December 31, 2005, we also employed approximately 97,090 staffs seconded by third parties.

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for managerial staff and senior technological experts). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E. Share Ownership

As of December 31, 2005, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of June 8, 2006 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital and certain state-owned shareholders of our Company.

Title of Shares	Identity of Person or Group	Amount Owned	Percentage of Domestic Shares(1)	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	8.37%	6.94%
Domestic shares	Zhejiang Financial Development Company	2,137,473,626	3.19%	2.64%
Domestic shares	Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.45%	1.20%
Domestic shares	Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.43%	1.18%

(1)	The percentages may not add up to 100% due to rounding discrepancies.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, China 100032, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong province, China, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong province. Zhejiang Financial Development Company, located at 1 Huazhe Square, 28/F, Hangzhou, Zhejiang province, China, is a state-owned enterprise owned and controlled by the provincial governments in Zhejiang province. Fujian State-owned Assets Investment Holdings Co., Ltd., located at Room 421, Building No1, 73 Dong Da Road, Fuzhou, Fujian province. Jiangsu Guoxin Investment Group Co., Ltd., located at 88 Chang Jiang Road, Xuan Wu District, Nanjing, Jiangsu province, China, is a state-owned enterprise owned and controlled by the provincial governments in Jiangsu province. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B. Related Party Transactions

As of June 8, 2006, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.

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

Our independent non-executive directors have confirmed that all connected transactions for the year ended December 31, 2005 to which our Company was a party:

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

On April 13, 2004, our Company and China Telecom Group entered into Supplemental Trademark License Agreement, and Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement, Provincial Optic Cable Line Leasing Agreement, effective from June 30, 2004. Also on April 13, 2004, Our Company and China Telecom Group entered into Comprehensive Service Agreement, effective from January 1, 2004. On December 15, 2005, the Centralized Services Agreement, the Comprehensive Services Agreement, the Property Leasing Agreements, the Property Sub-leasing Agreements, the IT Services Agreements, and the Equipment Procurement Agreements were renewed for further periods of one year from January 1, 2006 to December 31, 2006.

Trademark License Agreements

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks with the State Trademark Office under the PRC State General Administration for Industry and Commerce. Under the trademark license agreement dated September 10, 2002 and the supplemental trademark license agreements dated October 26, 2003 and April 13, 2004, China Telecom Group has granted to our Company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis. The license granted under the trademark license agreement and the supplemental trademark license agreements will expire on December 31, 2006 and is automatically renewable for further periods of three years at our option.

Centralized Services Agreements

The Centralized Services Agreement was renewed on December 15, 2005 and may be renewed for further periods of one year upon expiration. The aggregate costs incurred by China Telecom Group and us for the provision of management services relating to the operation of the business support centre and the network management centre, the costs of headquarters and certain network support premises and related facilities (including labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research) and certain large corporate customers of the headquarters of China Telecom Group, will be apportioned on a pro rata basis between China Telecom Group and us according to the revenues generated by each party. In relation to the use of the international telecommunications facilities, we and China Telecom Group have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originated from, China Telecom Group and us, respectively.

We and China Telecom Group entered into a supplemental agreement in relation to the Centralized Services Agreement on December 15, 2005, to amend the scope of the centralized services by including in the Centralized Services Agreement the management and operation services provided by us to China Telecom Group, and amended the Centralized Services Agreement to make it, in addition to being applicable to both parties, also applicable to the subsidiaries and branches of the parties as well as any entities controlled by them. Except for the abovementioned amendments, other material terms and conditions of the original Centralized Services Agreement remain unchanged.

For the year ended December 31, 2005, our portion of the revenue in respect of the use of international telecommunications facilities and the costs in respect of the use of other centralized services were RMB23 million and RMB298 million, respectively.

Interconnection Agreement

China Telecom Group entered into interconnection agreements with other telecommunications service providers in various provinces, autonomous regions and municipalities directly under the central government prior to our acquisitions in 2003 and in 2004. In connection with our initial public offering in 2002 and the acquisitions in 2003 and 2004, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We entered into an interconnection agreement dated September 10, 2002 and the supplemental connected transactions agreements dated October 26, 2003 and April 13, 2004 with

China Telecom Group, which allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. This agreement will expire on December 31, 2006 and can be extended for three years with no times limit unless we give China Telecom Group written notice to terminate three months before the expiration date. The interconnection agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the Ministry of Information Industry from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the Ministry of Information Industry’s prescribed settlement fees. The interconnection agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls.

For the year ended December 31, 2005, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB542 million.

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

For the year ended December 31, 2005, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB88 million.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement between China Telecom Group and our Company was renewed on December 15, 2005. This agreement will be renewed for further periods of one year upon expiration.

This agreement governs the terms and conditions of transactions on two levels: (i) between our Company and certain associates held by China Telecom Group as long-term investments; and (ii) between our Company and certain subsidiaries of China Telecom Group operating in other provinces, or “Provincial Subsisting Companies”. Such transactions include procurement of telecommunications equipment such as optic fiber, network designs, software upgrade, system integration, manufacture of calling cards and so on. Prices under such agreement should be determined in accordance with the government-prescribed prices. In the absence of the government-prescribed prices, the government-guided prices (if any) shall apply. In the absence of both government-prescribed prices and government-guided prices, the market prices shall apply, i.e., the prices at which the same type of services are provided by independent third party in the ordinary course of business. If none of such prices is applicable, the prices shall be determined through consultation between the parties based on reasonable costs plus reasonable profits. For this purpose, “reasonable costs” shall mean the costs determined by the parties after negotiations.

For the year ended December 31, 2005, our expenditure on the comprehensive services pursuant to the Comprehensive Services Framework Agreement was RMB425 million.

Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group

After our restructuring in connection with our initial public offering in 2002 and our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, certain ancillary and mostly non-telecommunications related businesses and assets within our service regions are operated or held by certain subsidiaries of China Telecom Group.

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

For the year ended December 31, 2005, our expenditure on engineering services under the engineering agreements was RMB6,411 million.

Property Leasing Framework Agreements

The Property Leasing Framework Agreements were renewed on December 15, 2005 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, our subsidiaries lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, our subsidiaries also lease certain properties to the Provincial Subsisting Companies. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities.

For the year ended December 31, 2005, our expenditure on rental charges was RMB343 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB45 million.

Properties Sub-leasing Framework Agreements

The Property Sub-Leasing Framework Agreements were renewed on December 15, 2005 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies sublease certain properties owned and leased by independent third parties to our subsidiaries for use as offices, retail outlets, spare parts storage facilities and sites for network equipment. The rent for sub-leasing of third party property shall be determined based on the market price as agreed between the relevant Provincial Subsisting Company and relevant third party through arm’s length negotiation.

For the year ended December 31, 2005, our expenditure in relation to third party properties sub-leasing was RMB43 million.

IT Services Framework Agreements

The IT Services Framework Agreements were renewed on December 15, 2005 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies may participate in the bidding for the right to provide our subsidiaries with certain information technology services, such as office automation and software upgrade. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process.

For the year ended December 31, 2005, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB164 million.

Equipment Procurement Services Framework Agreements

The Equipment Procurement Services Framework Agreements were renewed on December 15, 2005 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

For the year ended December 31, 2005, our expenditure incurred under such agreements was RMB267 million.

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

For the year ended December 31, 2005, our expenditure on services provided to us under the community services agreements was RMB2,632 million.

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

For the year ended December 31, 2005, our expenditure on services provided to us under the ancillary telecommunications agreements was RMB2,456 million.

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

For the year ended December 31, 2005, our income for special communications services provided to China Telecom Group was RMB24 million.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 3, 2004, a final dividend of RMB5,224 million (RMB0.069083 equivalent to HK$0.065 per share) in respect of the year ended December 31, 2003 was declared and paid on May 20, 2004. Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2005, a final dividend of RMB5,596 million (RMB0.069139 equivalent to HK$0.065 per share) in respect of the year ended December 31, 2004 was declared and paid on June 23, 2005. Pursuant to the shareholders’ approval at the annual general meeting held on May 23, 2006, a final dividend of approximately RMB6,283 million (RMB0.077637 equivalent to HK$0.075 per share) in respect of the year ended December 31, 2005 was declared and is expected to be paid on or about June 15, 2006. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2005.

The declaration and payment of dividends for years following 2005 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2005 and June 8, 2006, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2005 and June 8, 2006, there were, respectively, 23 and 28 registered holders of American depositary receipts evidencing 7,029,072 and 6,791,099 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2002 (from listing date)	1.49	1.37	18.80	17.27
2003	3.20	1.34	40.81	17.00
2004	3.45	2.25	44.54	28.25
2005	3.23	2.50	40.91	32.47
Quarterly
First Quarter, 2004	3.45	2.55	44.54	33.20
Second Quarter 2004	2.83	2.25	35.98	28.25
Third Quarter 2004	2.75	2.43	34.87	31.34
Fourth Quarter 2004	3.00	2.48	38.39	31.53
First Quarter, 2005	3.08	2.65	39.31	34.26
Second Quarter 2005	2.80	2.60	36.16	33.45
Third Quarter 2005	3.23	2.75	40.91	35.70
Fourth Quarter 2005	3.00	2.50	38.80	32.47
First Quarter, 2006	3.10	2.70	39.46	34.72
Monthly
December 2005	2.85	2.65	36.85	34.12
January 2006	3.10	2.88	39.46	37.40
February 2006	3.03	2.85	38.55	36.69
March 2006	2.85	2.70	37.00	34.72
April 2006	2.90	2.72	37.01	35.16
May 2006	2.83	2.53	36.90	32.16
June 2006 (through June 8)	2.58	2.50	32.99	31.70

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-3 (File No. 333-113181) filed with the Securities and Exchange commission is hereby incorporated by reference. We also filed the amendments to our Articles of Association with the Securities and Exchange Commission as exhibits to our Form 6-Ks (File No. 001-31517) on July 26, 2005.

Our shareholders approved certain amendments to our Articles of Association at the extraordinary general meetings held on September 9, 2005 in Beijing, China. Pursuant to the extraordinary general meeting held on September 9, 2005, (a) paragraph 2 of Article 21 of the Articles of Association shall be amended as follows: “The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation, representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,614,082,653 shares representing 6.94% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 957,031,543 shares representing 1.18% of the total of the ordinary shares issued by the Company, Zhejiang

Financial Development Company, holding a total of 2,137,473,626 shares representing 2.64% of the total of the ordinary shares issued by the Company and Fujian State-Owned Assets Investment Holdings Co., Ltd., holding a total of 969,317,182 shares representing 1.20% of the total of the ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of overseas-listed foreign-invested shares (H shares), representing 17.15% of the total of the ordinary shares issued by the Company.” (b) paragraph 1 of Article 94 of the Articles of Association shall be amended as follows: “The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company).”

C. Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for certain arrangements we have entered into with China Telecom Group.

D. Exchange Controls

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. Under China’s existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions if foreign currencies become scarce in China. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the Chinese government restricts access to foreign currencies for current account transactions.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as an H share. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and 16.0% on individuals. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006. There are no estate duty that is chargeable in respect of deaths occurring on or after that date. The estate duty chargeable in respect of estates of persons who died on or after July 15, 2005 and before February 11, 2006 with aggregate value exceeding HK$7.5 million was reduced to a nominal amount of HK$100.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of H shares represented by those ADSs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income. You must include any Chinese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission, or SEC, at its public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I. Subsidiary Information

Not applicable.

J. Summary of Significant Differences between the Corporate Governance Practices of the Company and Those Followed by Domestic Companies under NYSE Listing Standards

Our Company was established in the PRC and is listed on the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and the New York Stock Exchange, or NYSE. As a foreign private issuer, we are not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, we are required to disclose the significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Under currently applicable PRC and Hong Kong laws and regulations, our Board of Directors is not required to be formed by independent directors in majority. Since we are listed on the Hong Kong Stock Exchange, we will need to comply with the Listing Rules. These rules require that at least three independent directors shall be on the Board of Directors of a listed company. Our Board of Directors comprises fifteen directors, of which five are independent directors. These independent directors satisfy the requirements on “independence” under both the Listing Rules and Section 303A.02 of the Listed Company Manual of NYSE.

Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance; therefore our Company has not formulated any separate corporate governance rules. However, our Company complies with the Code on Corporate Governance Practices of the Hong Kong Stock Exchange.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Our primary market risk exposures are fluctuations in exchange rates and interest rates.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. The value of the Renminbi against U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Government control of currency conversion may adversely affect our financial condition; — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2004 and 2005, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2005:

	Expected Maturity
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	114	—	—	—	—	—	114	114
Japanese yen	1	—	—	—	—	—	1	1
Euro	1	—	—	—	—	—	1	1

	Expected Maturity
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Hong Kong dollars	13	—	—	—	—	—	13	13
Time deposits
United States dollars	147	—	—	—	—	—	147	147
Liabilities:
Debts in Japanese yen
Fixed rate	470	582	307	90	90	910	2,449	2,539
Average interest rate	1.2%	1.5%	1.2%	2.8%	2.8%	2.7%
Debts in United States dollars
Fixed rate	358	211	61	52	52	694	1,428	1,383
Average interest rate	3.1%	4.2%	2.9%	3.1%	3.0%	1.6%
Variable rate	256	136	38	64	64	101	659	631
Average interest rate(1)	3.4%	2.2%	0.5%	1.1%	1.1%	1.5%
Debts in Euro
Fixed rate	53	38	37	37	37	641	843	809
Average interest rate	2.9%	2.2%	2.0%	2.0%	2.0%	1.4%
Debts in other currencies
Variable rate	9	11	11	9	8	45	93	90
Average interest rate(1)	2.2%	2.3%	2.3%	2.5%	2.9%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2005.

As of December 31, 2004:

	Expected Maturity
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	105	—	—	—	—	—	105	105
Japanese yen	1	—	—	—	—	—	1	1
Time deposits
United States dollars	221	—	—	—	—	—	221	221
Liabilities:
Debts in Japanese yen
Fixed rate	333	552	674	355	104	1,164	3,182	3,318
Average interest rate	1.2%	1.2%	1.7%	1.2%	2.8%	2.7%
Debts in United States dollars
Fixed rate	584	363	121	70	67	999	2,204	2,133
Average interest rate	3.6%	2.8%	2.3%	2.1%	2.0%	1.5%
Variable rate	152	368	130	29	—	—	679	655
Average interest rate(1)	1.2%	2.7%	1.4%	0.5%	—	—
Debts in Euro
Fixed rate	66	42	42	42	42	819	1,053	1,006
Average interest rate	4.5%	2.6%	2.6%	2.6%	2.6%	1.9%
Debts in other currencies
Variable rate	3	6	6	6	5	44	70	68
Average interest rate(1)	2.1%	2.1%	2.1%	2.1%	2.1%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2004.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2004 and 2005, our debt consisted of fixed and variable rate debt obligations with maturities from 2006 to 2040 and from 2005 to 2041, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2004 and 2005, respectively:

As of December 31, 2005:

	Expected Maturity
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	77,390	7,785	3,350	100	1	5	88,631	88,447
Average interest rate	4.3%	5.1%	4.4%	5.5%	5.3%	5.3%
Variable rate	6,432	10	20	30	—	40,150	46,642	45,667
Average interest rate(1)	4.2%	4.7%	4.7%	4.7%	—	5.2%
Debts in Japanese yen
Fixed rate	470	582	307	90	90	910	2,449	2,539
Average interest rate	1.2%	1.5%	1.2%	2.8%	2.8%	2.7%
Debts in United States dollars
Fixed rate	358	211	61	52	52	694	1,428	1,383
Average interest rate	3.1%	4.2%	2.9%	3.1%	3.0%	1.6%
Variable rate	256	136	38	64	64	101	659	631
Average interest rate(1)	3.4%	2.2%	0.5%	1.1%	1.1%	1.5%
Debts in Euro
Fixed rate	53	38	37	37	37	641	843	809
Average interest rate	2.9%	2.2%	2.0%	2.0%	2.0%	1.4%
Debts in other currencies
Variable rate	9	11	11	9	8	45	93	90
Average interest rate(1)	2.2%	2.3%	2.3%	2.5%	2.9%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2005.

As of December 31, 2004:

	Expected Maturity
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	8,604	6,591	6,350	—	—	5	21,550	21,410
Average interest rate	5.3%	5.0%	5.0%	—	—	5.3%
Variable rate	68,076	2,100	1,200	50	50	50,150	121,446	120,236
Average interest rate(1)	4.4%	5.1%	5.0%	5.2%	5.2%	5.2%

	Expected Maturity
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Debts in Japanese yen
Fixed rate	333	552	674	355	104	1,164	3,182	3,318
Average interest rate	1.2%	1.2%	1.7%	1.2%	2.8%	2.7%
Debts in United States dollars
Fixed rate	584	363	121	70	67	999	2,204	2,133
Average interest rate	3.6%	2.8%	2.3%	2.1%	2.0%	1.5%
Variable rate	152	368	130	29	—	—	679	655
Average interest rate(1)	1.2%	2.7%	1.4%	0.5%	—	—
Debts in Euro
Fixed rate	66	42	42	42	42	819	1,053	1,006
Average interest rate	4.5%	2.6%	2.6%	2.6%	2.6%	1.9%
Debts in other currencies
Variable rate	3	6	6	6	5	44	70	68
Average interest rate(1)	2.1%	2.1%	2.1%	2.1%	2.1%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2004.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB10,659 million. In 2003, RMB3,197.7 million (equivalent to USD386.3 million) was used for the acquisition of telecommunications assets from China Telecom Group in 2003. The remaining proceeds were used for the expansion and upgrading of our telecommunications network infrastructure, the improvement of our business operation supporting systems, the development of telecommunications applications and technologies, and for general corporate purposes. No application of our net offering proceeds represented direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

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

Item 16A. Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Zhang Youcai, Mr. Shi Wanpeng and Mr. Xu Erming. They are all independent non-executive directors. See “Item 6 — Directors, Senior Management and Employees — C. Board Practices — Audit Committee”. Our Board of Directors has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our Company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report. The text of this code of ethics is also posted on our Internet website.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2004 and 2005:

	Audit Fees		Audit-Related Fees		Tax Fees	Other Fees
2004	RMB	129 million	RMB	14 million	—	—
2005	RMB	46 million	RMB	4 million	—	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

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

Item 19. Exhibits.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate. (1)

Exhibits	Description
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.4	Form of Underwriting Agreement. (4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary). (9)

4.10	Underwriting Agreement, dated September 20, 2005, among Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between Registrant and China Telecom Group (English summary).

4.12	Underwriting Agreement, dated April 10, 2006, among Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation). (3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

Exhibits	Description
13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: June 16, 2006

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(a) to the consolidated financial statements.

KPMG

Hong Kong, China

March 22, 2006

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(Amounts in millions)

		December 31,

	Note	2004	2005	2005
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4	13,465	15,121	1,873
Time deposits with maturity over three months		315	292	36
Accounts receivable, net	5	13,921	16,142	2,001
Inventories	6	2,767	2,702	335
Prepayments and other current assets	7	3,064	2,406	298

Total current assets		33,532	36,663	4,543
Non-current assets
Property, plant and equipment, net	8	320,179	328,281	40,678
Construction in progress	9	29,450	23,567	2,920
Lease prepayments		4,830	5,117	634
Interests in associates	10	511	548	68
Other investments	11	200	182	23
Deferred tax assets	12	10,805	10,885	1,349
Other assets		13,063	11,893	1,473

Total non-current assets		379,038	380,473	47,145

Total assets		412,570	417,136	51,688

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	13	65,976	76,005	9,418
Current portion of long-term debt	13	11,842	8,963	1,111
Accounts payable	14	33,658	33,949	4,207
Accrued expenses and other payables	15	27,531	26,885	3,331
Income tax payable		1,192	2,108	261
Current portion of finance lease obligations	16	156	108	13
Current portion of deferred revenues	17	11,589	8,958	1,110

Total current liabilities		151,944	156,976	19,451
Non-current liabilities
Long-term debt	13	72,366	55,777	6,911
Finance lease obligations	16	157	52	6
Deferred revenues	17	25,182	18,750	2,324
Deferred tax liabilities	12	2,302	2,620	325

Total non-current liabilities		100,007	77,199	9,566

Total liabilities		251,951	234,175	29,017

Equity
Share capital	18	80,932	80,932	10,028
Reserves	19	78,274	100,585	12,464

Total equity attributable to equity holders of the Company		159,206	181,517	22,492
Minority interests	3(i)	1,413	1,444	179

Total equity		160,619	182,961	22,671

Total liabilities and equity		412,570	417,136	51,688

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Amounts in millions, except per share data)

		Year ended December 31,

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
Operating revenues	20	151,553	161,212	169,310	20,979

Operating expenses
Depreciation and amortization		(46,597)	(47,170)	(49,652)	(6,152)
Network operations and support		(44,118)	(43,070)	(47,793)	(5,922)
Selling, general and administrative		(24,810)	(27,003)	(27,393)	(3,394)
Other operating expenses	21	(3,176)	(4,139)	(5,518)	(684)

Total operating expenses	22	(118,701)	(121,382)	(130,356)	(16,152)

Operating income		32,852	39,830	38,954	4,827

Deficit on revaluation of property, plant and equipment	8	(14,832)	(1,262)	—	—

Net finance costs	23	(3,606)	(5,340)	(4,895)	(606)

Investment (loss)/income		(42)	6	(7)	(1)

Equity in income of associates		35	29	62	8

Income before income tax		14,407	33,263	34,114	4,228

Income tax	24	(469)	(5,187)	(6,160)	(764)

Net income		13,938	28,076	27,954	3,464

Attributable to:

Equity holders of the Company		13,882	28,023	27,912	3,459
Minority interests	3(i)	56	53	42	5

Net income		13,938	28,076	27,954	3,464

Basic earnings per share	26	0.18	0.36	0.34	0.04

Weighted average number of shares	26	75,614	78,840	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total	(Note 3(i)) Minority interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003		75,614	20,955	3,362	4,904	8,121	1,624	65,241	7,204	187,025	1,186	188,211

Net income recognized directly in equity:
Revaluation surplus		—	—	—	1,537	—	—	—	—	1,537	—	1,537
Revaluation surplus realized		—	—	—	(17)	—	—	—	17	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(131)	131	—	—	—

		—	—	—	1,520	—	—	(131)	148	1,537	—	1,537
Net income		—	—	—	—	—	—	—	13,882	13,882	56	13,938

Total recognized income and expenses		—	—	—	1,520	—	—	(131)	14,030	15,419	56	15,475
Contributions from minority interests		—	—	—	—	—	—	—	—	—	27	27
Contributions from China Telecom		—	—	—	—	—	—	—	4,309	4,309	—	4,309
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(11,812)	11,812	—	—	—
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—	—	—
Distributions to China Telecom		—	—	—	—	—	—	—	(1,234)	(1,234)	—	(1,234)
Assets distributed to China Telecom in connection with the Second Acquisition	1	—	—	—	—	—	—	—	(10,762)	(10,762)	—	(10,762)
Recognition of deferred tax assets	12	—	—	—	—	—	—	2,209	—	2,209	—	2,209
Elimination of deferred tax liabilities	12	—	—	—	—	—	—	—	150	150	—	150
Consideration for the acquisition of the First Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)	—	(45,649)
Appropriations	19	—	—	—	—	7,340	1,748	—	(9,088)	—	—	—
Dividends		—	—	—	—	—	—	—	(673)	(673)	—	(673)

Balance as of December 31, 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794	1,269	152,063
Net income recognized directly in equity:
Revaluation surplus	8	—	—	—	1,233	—	—	—	—	1,233	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment	12	—	—	—	—	—	—	(378)	—	(378)	—	(378)
Effect of change in tax rate	12	—	—	—	—	—	—	(244)	—	(244)	—	(244)
Revaluation surplus realized		—	—	—	(72)	—	—	—	72	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(165)	165	—	—	—

		—	—	—	1,161	—	—	(787)	237	611	—	611
Net income		—	—	—	—	—	—	—	28,023	28,023	53	28,076

Total recognized income and expenses		—	—	—	1,161	—	—	(787)	28,260	28,634	53	28,687
Issue of shares, net of issuing expenses of RMB294		5,318	—	7,384	—	—	—	—	—	12,702	—	12,702
Contributions from minority interests		—	—	—	—	—	—	—	—	—	91	91
Contributions from China Telecom		—	—	—	—	—	—	—	100	100	—	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—	—	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—	—	—
Appropriations	19	—	—	—	—	10,168	2,421	—	(12,589)	—	—	—
Dividends		—	—	—	—	—	—	—	(5,224)	(5,224)	—	(5,224)

Balance as of December 31, 2004		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206	1,413	160,619
Net income recognized directly in equity:
Effect of change in tax rate	12	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Revaluation surplus realized		—	—	—	(134)	—	—	—	134	—	—	—
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	—	12	(12)	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(189)	189	—	—	—

		—	—	—	(134)	—	—	(182)	311	(5)	—	(5)
Net income		—	—	—	—	—	—	—	27,912	27,912	42	27,954

Total recognized income and expenses		—	—	—	(134)	—	—	(182)	28,223	27,907	42	27,949
Distributions to minority interests		—	—	—	—	—	—	—	—	—	12	12
Contributions from minority interests		—	—	—	—	—	—	—	—	—	(23)	(23)
Appropriations	19	—	—	—	—	9,509	1,285	—	(10,794)	—	—	—
Dividends	25	—	—	—	—	—	—	—	(5,596)	(5,596)	—	(5,596)

Balance as of December 31, 2005		80,932	(2,804)	10,746	7,451	35,138	7,078	7,501	35,475	181,517	1,444	182,961

Balance as of December 31, 2005 (in US$)		10,028	(347)	1,331	924	4,354	877	929	4,396	22,492	179	22,671

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Amounts in millions)

		Year ended December 31,

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
Net cash from operating activities	(a)	58,392	66,078	68,359	8,471

Cash flows from investing activities

Capital expenditure		(57,692)	(56,446)	(52,083)	(6,454)
Purchase of investments		(485)	(42)	—	—
Lease prepayments		(355)	(444)	(386)	(48)
Proceeds from disposal of investments		52	42	—	—
Proceeds from disposal of property, plant and equipment		348	379	552	68
Purchase of time deposits with maturity over three months		(466)	(325)	(292)	(36)
Maturity of time deposits with maturity over three months		1,504	483	315	39

Net cash used in investing activities		(57,094)	(56,353)	(51,894)	(6,431)

Cash flows from financing activities

Proceeds from issue of shares, net of issuing expenses		—	12,702	—	—
Capital element of finance lease payments		(210)	(50)	(156)	(19)
Proceeds from bank debt and other loans		83,472	77,120	95,538	11,838
Repayments of bank debt and other loans		(86,147)	(81,070)	(94,584)	(11,720)
Repayment of amount due to China Telecom in connection with the First Acquisition		—	—	(10,000)	(1,239)
Payment of dividends		(673)	(5,224)	(5,596)	(694)
Net cash (distributions to) / contributions from minority interests		(27)	91	(11)	(1)
Cash payment for the acquisition of the First Acquired Group		(11,000)	—	—	—
Cash payment for the acquisition of the Second Acquired Group		—	(12,650)	—	—
Cash contributions from China Telecom		3,461	100	—	—
Cash distributions to China Telecom		(196)	—	—	—

Net cash used in financing activities		(11,320)	(8,981)	(14,809)	(1,835)

Net (decrease)/increase in cash and cash equivalents		(10,022)	744	1,656	205
Cash and cash equivalents at beginning of year		22,743	12,721	13,465	1,668

Cash and cash equivalents at end of year		12,721	13,465	15,121	1,873

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Amounts in millions)

(a) Reconciliation of income before income tax to net cash from operating activities

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Income before income tax	14,407	33,263	34,114	4,228
Adjustments for:
Depreciation and amortization	46,597	47,170	49,652	6,152
Deficit on revaluation of property, plant and equipment	14,832	1,262	—	—
Impairment losses for bad and doubtful debts	1,037	1,121	1,274	158
Investment loss/(income)	42	(6)	7	1
Equity in income of associates	(35)	(29)	(62)	(8)
Interest income	(331)	(231)	(243)	(30)
Interest expense	3,340	5,367	5,701	706
Unrealized foreign exchange losses/(gains)	495	152	(390)	(48)
Loss on retirement and disposal of property, plant and equipment	1,628	873	1,741	216
Impairment losses on property, plant and equipment	—	88	163	20
Increase in accounts receivable	(2,383)	(2,091)	(3,495)	(433)
(Increase)/decrease in inventories	(687)	486	65	8
Decrease in prepayments and other current assets	116	481	483	60
Decrease in other non-current assets	12	297	806	100
(Decrease)/increase in accounts payable	(335)	55	(253)	(31)
Increase/(decrease) in accrued expenses and other payables	34	1,517	(637)	(79)
Decrease in deferred revenues	(9,320)	(9,830)	(9,063)	(1,123)

Cash generated from operations	69,449	79,945	79,863	9,897
Interest received	331	231	243	30
Interest paid	(4,944)	(6,824)	(6,772)	(839)
Investment income received	17	43	36	4
Income tax paid	(6,461)	(7,317)	(5,011)	(621)

Net cash from operating activities	58,392	66,078	68,359	8,471

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

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

Organization

China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company are referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

As part of an reorganization (the “Restructuring”) of China Telecom, the Company was incorporated in the PRC on September 10, 2002. In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on December 15, 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 on December 31, 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 and a long-term payable of RMB35,000 (see Note 13).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on June 9, 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 on June 30, 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 and a long-term payable of RMB19,460. On June 30, 2004, the Company repaid RMB4,310 of this payable amount using the net proceeds from issue of new H shares in May 2004 (see Note 13).

Basis of presentation

Since the Company, the First Acquired Group and the Second Acquired Group (“the Acquired Groups”) were under the common control of China Telecom, the First Acquisition and the Second Acquisition (“the Acquisitions”) have been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of changes in equity.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 8). Information relating to the nature of significant differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) and their effect on net income for the years ended December 31, 2003, 2004 and 2005 and on equity as of December 31, 2004 and 2005 are set forth in Note 36.

The preparation of the financial statements in conformity with IFRS and US GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

Judgment made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 34.

The consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2005 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York on December 31, 2005 for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.0702. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005, or at any other certain date.

(b) Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated statement of income as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the Group’s equity share of the post-acquisition results of the associate.

All significant intercompany balances and transactions and any unrealized gains arising from intercompany transactions are eliminated on consolidation. Unrealized gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c) Translation of foreign currencies

The functional and reporting currency of the Group is Renminbi (“RMB”). Foreign currency transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e) Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(k)).

(f) Inventories

Inventories consist of materials and supplies used in maintaining the wireline telecommunications network and goods for resale. Materials and supplies are valued at cost using the first in, first out method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g) Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(k)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

Subsequent to the revaluation as described in Note 8, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the component of revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Property, plant and equipment (continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2004 and 2005 were RMB314 and RMB272 respectively.

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

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost less accumulated amortization and impairment losses (Note 2(k)). Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i) Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(k)). The cost of an item comprises direct costs of construction, interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j) Other investments

Investments in non-marketable equity securities are stated at cost less impairment losses (Note 2(k)).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Impairment

(i)	Impairment of investments in non-marketable equity securities and impairment losses for trade and other receivables

Investments in non-marketable equity securities and trade and other receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statement of income. Impairment losses for trade and other receivables are reversed through profit and loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

For the years ended December 31, 2003, 2004 and 2005, no impairment loss was made for investments in non-marketable securities. For the years ended December 31, 2003, 2004 and 2005, impairment losses for trade and other receivables of RMB1,037, RMB1,121 and RMB1,274 respectively were recognized.

(ii)	Impairment of other assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment and lease prepayments are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognized as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the year ended December 31, 2003, no provision for impairment loss was made on property, plant and equipment. For the years ended December 31, 2004 and 2005, provisions for impairment loss of RMB88 and RMB163 were made respectively against the carrying value of certain outdated telecommunications service equipment.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as an income in the consolidated statement of income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. For the years presented, no reversal of impairment loss was recognized in the consolidated statement of income.

(l) Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as caller ID services, short messaging services, telephone information services and ring tone services. The Group records wireline service revenues over the periods they are earned as follows:

(i)	Revenues derived from local, DLD and ILD telephone usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortized over the same expected customer relationship period.

(iii)	Monthly telephone service fees are recognized in the month during which the telephone services are provided to customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue recognition (continued)

(iv)	Revenues from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenues derived from value-added telecommunications services are recognized when the services are provided to customers.

Other related wireline telecommunications service revenues are recognized as follows:

(i)	Revenues from the provision of Internet and managed data services are recognized when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognized over the term of the lease.

(iv)	Sale of customer-end equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(m) Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB5,758, RMB8,701 and RMB9,417 for the years ended December 31, 2003, 2004 and 2005 respectively.

(n) Net financing costs

Net finance costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognized as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings, calculated using the effective interest method, are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(o) Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2003, 2004 and 2005, research and development expense were RMB166, RMB172 and RMB261 respectively.

(p) Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognized as an expense in the consolidated statement of income as incurred. Further information is set out in Note 30.

Compensation under the Group’s stock appreciation rights scheme is measured as the amount by which the quoted market price of the Company’s H shares exceeds the exercise price. Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the statement of income over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability is charged or credited to the statement of income. Further details of the Group’s stock appreciation rights scheme are set out in Note 31.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in statement of income over the period of the borrowings using the effective interest method.

(r) Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(s) Provisions and contingent liabilities

A provision is recognized in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(t) Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(v) Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All of the Group’s operating activities are carried out in the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRS and Interpretations that are effective for accounting periods beginning on or after January 1, 2005. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended December 31, 2005. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 35).

The accounting policies of the Group after the adoption of these new and revised IFRS have been summarized in Note 2. The following sets out further information on the changes in financial statement presentation and disclosures for the annual accounting period beginning on January 1, 2005 which have been reflected in these financial statements.

(i)	Minority interests (IAS 1 “Presentation of financial statements” and IAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the Group’s consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group for the year were also separately presented in the Group’s consolidated statement of income as deduction before arriving at net income.

With effect from January 1, 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the Group’s consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the Group’s consolidated statement of income as an allocation of net income for the period between the minority interests and the equity holders of the Company.

The presentation of minority interests in the Group’s consolidated balance sheet, the Group’s consolidated statement of income and the Group’s consolidated statement of changes in equity for the comparative period has been restated accordingly.

(ii)	Related party disclosures (IAS 24 “Related party disclosures”)

The Group is a state-owned enterprise and operates in an economic regime currently predominated by state-owned enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and affiliates (collectively “state-owned entities”) in the ordinary course of business. In prior years, transactions with state-owned entities other than China Telecom and its affiliates were not required to be disclosed as related party transactions.

With effect from January 1, 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation, contributions to post-retirement benefit plans and transactions with state-owned entities in the PRC. Numeric disclosure of certain related party transactions described in Note 29 for the comparative period has been made accordingly.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2004	2005
	RMB	RMB
Cash at bank and in hand	10,512	11,583
Time deposits with maturity within three months	2,953	3,538

	13,465	15,121

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,
	2004	2005
	RMB	RMB
Accounts receivable
Third parties	15,368	17,422
China Telecom Group	235	224

	15,603	17,646
Less: Impairment losses for bad and doubtful debts	(1,682)	(1,504)

	13,921	16,142

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2005:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
At beginning of year	1,859	1,818	1,682
Impairment losses for bad and doubtful debts	1,037	1,121	1,274
Accounts receivable written off	(1,078)	(1,257)	(1,452)

At end of year	1,818	1,682	1,504

6.	INVENTORIES

Inventories represent:

	December 31,
	2004	2005
	RMB	RMB
Materials and supplies	1,907	1,854
Goods for resale	860	848

	2,767	2,702

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2004	2005
	RMB	RMB
Amounts due from China Telecom Group	640	606
Prepayments in connection with construction work and equipment purchases	854	679
Prepaid expenses and deposits	607	389
Other receivables	963	732

	3,064	2,406

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2004	60,939	421,014	19,264	501,217
Additions	178	1,469	696	2,343
Transferred from construction in progress	4,380	49,775	1,976	56,131
Disposals	(119)	(14,195)	(1,259)	(15,573)
Reclassification	22	17	(39)	—
Revaluations	944	(8,776)	—	(7,832)

Balance at December 31, 2004	66,344	449,304	20,638	536,286
Additions	63	1,352	523	1,938
Transferred from construction in progress	4,684	50,580	2,545	57,809
Disposals	(262)	(15,984)	(1,660)	(17,906)

Balance at December 31, 2005	70,829	485,252	22,046	578,127

Accumulated depreciation:
Balance at January 1, 2004	(8,331)	(174,961)	(8,029)	(191,321)
Depreciation charge for the year	(2,646)	(41,246)	(2,930)	(46,822)
Provision for impairment	—	(88)	—	(88)
Written back on disposals	37	13,214	1,070	14,321
Reclassification	(11)	(5)	16	—
Revaluations	(67)	7,870	—	7,803

Balance at December 31, 2004	(11,018)	(195,216)	(9,873)	(216,107)
Depreciation charge for the year	(2,943)	(43,630)	(2,616)	(49,189)
Provision for impairment	—	(163)	—	(163)
Written back on disposals	119	13,971	1,523	15,613

Balance at December 31, 2005	(13,842)	(225,038)	(10,966)	(249,846)

Net book value at December 31, 2005	56,987	260,214	11,080	328,281

Net book value at December 31, 2004	55,326	254,088	10,765	320,179

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

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

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as of December 31, 2004 were revalued for each asset class by the directors of the Company on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB 320,179. The surplus on revaluation of certain property, plant and equipment totaling RMB1,233 was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB1,262 was recognized as an expense for the year ended December 31, 2004.

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

For the year ended December 31, 2005, no revaluation was performed as the Group did not have any items of property, plant and equipment which experienced significant and volatile movements in fair value.

9.	CONSTRUCTION IN PROGRESS

RMB

Balance at January 1, 2004	31,617
Additions	53,964
Transferred to property, plant and equipment	(56,131)

Balance at December 31, 2004	29,450
Additions	51,926
Transferred to property, plant and equipment	(57,809)

Balance at December 31, 2005	23,567

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

10.	INTERESTS IN ASSOCIATES

	December 31,
	2004	2005
	RMB	RMB
Share of net assets	511	548

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services
Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

11.	OTHER INVESTMENTS

	December 31,
	2004	2005
	RMB	RMB
Unlisted equity investments	200	182

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for impairment loss. The Group has no investments in marketable securities.

12.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2004	2005	2004	2005	2004	2005
	RMB	RMB	RMB	RMB	RMB	RMB
Current

Impairment losses, primarily for receivables	286	294	—	—	286	294
Non-current

Property, plant and equipment	516	610	(1,295)	(1,508)	(779)	(898)
Deferred revenues and installation costs	1,942	2,114	(1,007)	(1,112)	935	1,002
Land use rights	8,061	7,867	—	—	8,061	7,867

Deferred tax assets/(liabilities)	10,805	10,885	(2,302)	(2,620)	8,503	8,265

A valuation allowance on deferred tax assets is recorded if it is probable that some portion or all of the deferred tax assets will not be realized through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2003, 2004 and 2005. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is probable the Group will realize the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended December 31, 2003, 2004 and 2005 in respect of deferred tax assets arising from temporary differences.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

12.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

Movements in temporary differences for the three-year period ended December 31, 2005 are as follows:

	Note	Balance as of January 1, 2003	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2003
		RMB	RMB	RMB	RMB
Current
Impairment losses, primarily for receivables	(ii)	555	17	(374)	198
Non-current
Property, plant and equipment	(ii)	(5,680)	4,042	1,126	(512)
Deferred revenues and installation costs	(ii)	1,261	383	(602)	1,042
Tax loss	(i)	—	1,234	(1,234)	—
Land use rights	(iii)	6,392	(131)	2,209	8,470

Net deferred tax assets		2,528	5,545	1,125	9,198

			(Note 24)

	Note	Balance as of January 1, 2004	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2004
		RMB	RMB	RMB	RMB
Current
Impairment losses, primarily for receivables		198	88	—	286
Non-current
Property, plant and equipment	(iv)	(512)	111	(378)	(779)
Deferred revenues and installation costs		1,042	(107)	—	935
Land use rights	(iii) and (v)	8,470	(165)	(244)	8,061

Net deferred tax assets		9,198	(73)	(622)	8,503

			(Note 24)

	Note	Balance as of January 1, 2005	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2005
		RMB	RMB	RMB	RMB
Current
Impairment losses, primarily for receivables		286	8	—	294
Non-current
Property, plant and equipment		(779)	(119)	—	(898)
Deferred revenues and installation costs		935	67	—	1,002
Land use rights	(iii) and (vi)	8,061	(189)	(5)	7,867

Net deferred tax assets		8,503	(233)	(5)	8,265

			(Note 24)

Note:

(i)	Represents net tax loss carry forward of the Second Acquired Group for the year ended December 31, 2003. As the tax loss was utilized by China Telecom in the same tax year, the utilization of the deferred tax asset was reflected as a distribution to China Telecom in the statement of changes in equity for the year ended December 31, 2003.

(ii)	In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as of December 31, 2003. The tax bases of these assets were adjusted to conform to the revalued amounts. In addition, in connection with the Second Acquisition, the tax bases of the assets and liabilities of the Second Acquired Group that gave rise to the temporary differences were adjusted to conform to the related financial carrying amounts. As a result, the temporary differences that gave rise to the net deferred tax liabilities relating to these items were eliminated. The reduction in net deferred tax liabilities of RMB150 as of December 31, 2003 was credited to equity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

12.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

(iii)	In connection with the Second Acquisition, the land use rights of the Second Acquired Group, which as of December 31, 2003 had a total carrying amount of RMB1,251, were revalued as required by the relevant PRC rules and regulations. The revalued amount of the Second Acquired Group’s land use rights as of December 31, 2003 was determined at RMB8,464. The tax base of the land use rights was adjusted to conform to the revalued amount. The land use rights were not revalued for financial reporting purposes and accordingly, a deferred tax asset of RMB2,209 was recorded as of December 31, 2003, with a corresponding increase in equity.

(iv)	As described in Note 8, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2004. The tax base of these assets was not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset and a deferred tax liability in the respective amount of RMB356 and RMB378 in respect of the revaluation deficit and surplus were recognized. The deferred tax asset was credited to the statement of income while the deferred tax liability was charged to equity as the related revaluation deficit was charged to statement of income and the revaluation surplus was credited to equity.

(v)	In 2004, certain subsidiaries of the Group with operations in the western region of the PRC obtained approval from tax authority to reduce the income tax rate from 33% to 15% for the period from January 1, 2004 to December 31, 2010. In addition, certain subsidiaries of the Group obtained approval from tax authority to reduce income tax rate from 33% to 15% with effect from January 1, 2004. Since the deferred tax asset was previously credited to equity upon initial recognition, the effect of the change in tax rate on the carrying amount of the deferred tax asset expected to be realized during the relevant period amounting to RMB244 was charged to equity.

(vi)	In 2005, a subsidiary of the Group obtained approval from tax authority for income tax exemption for the period from January 1, 2005 to December 31, 2009 and a 50% reduction in tax rate for the period from January 1, 2010 to December 31, 2014. Since the deferred tax asset was previously credited to equity upon initial recognition, the effect of the change in tax rate on the carrying amount of the deferred tax asset expected to be realized by that subsidiary during the relevant period amounting to RMB5 was charged to equity. The effect of income tax exemption is not material to the consolidated financial statements.

13.	SHORT-TERM AND LONG-TERM DEBT

The Group’s short-term debt comprises:

	December 31,
	2004	2005
	RMB	RMB
Bank loans – unsecured	55,887	45,704
Commercial paper	—	9,917
Loans from China Telecom Group	10,089	20,384

Total short-term debt	65,976	76,005

Weighted average interest rate of the Group’s total short-term debt as of December 31, 2004 and 2005 was 4.4% and 4.2%. The unsecured bank loans bear interest at rates ranging from 4.7% to 6.0% per annum and are repayable within one year. The commercial paper bears interest at a fixed rate of 2.54% per annum, is unsecured and is repayable within six months. The loans from China Telecom Group bear interest at fixed rates ranging from 2.3% to 5.0% per annum, are unsecured and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

13.	SHORT-TERM AND LONG-TERM DEBT (continued)

The Group’s long-term debt comprises:

		December 31,
	Interest rates and final maturity	2004	2005
		RMB	RMB
Bank loans
Renminbi denominated	Interest rates ranging from 2.9% to 6.4% per annum with maturities through 2020	26,859	19,112
US Dollars denominated	Interest rates ranging from 0.5% to 8.3% per annum with maturities through 2038	2,883	2,087
Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2040	3,182	2,449
Euro denominated	Interest rates ranging from 0.5% to 7.4% per annum with maturities through 2032	1,053	843
Other currencies		70	93

		34,047	24,584
Other loans
Renminbi denominated		11	6
Amount due to China Telecom
In connection with the First Acquisition - Renminbi denominated (Note (i))		35,000	25,000
In connection with the Second Acquisition - Renminbi denominated (Note (ii))		15,150	15,150

Total long-term debt		84,208	64,740
Less: current portion		(11,842)	(8,963)

Non-current portion		72,366	55,777

Note (i)	Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the First Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on December 31, 2013 and the Company may, from time to time, repay all or part of the amount at any time until December 31, 2013 without penalty. In October 2005, the Company repaid RMB10,000 to China Telecom.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the Second Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on June 30, 2014 and the Company may, from time to time, repay all or part of the amount at any time until June 30, 2014 without penalty.

        As of December 31, 2004 and 2005, no bank loans were secured.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

13.	SHORT-TERM AND LONG-TERM DEBT (continued)

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2005 are as follows:

RMB

2005	8,963
2006	8,773
2007	3,824
2008	382
2009	252
Thereafter	42,546

64,740

The Group’s short-tem and long-term debts do not contain any financial covenants. As of December 31, 2004 and 2005, the Group had available credit facilities of RMB27,855 and RMB31,266, respectively which it can draw upon.

14.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2004	2005
	RMB	RMB
Third parties	26,591	27,063
China Telecom Group	7,067	6,886

	33,658	33,949

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

15.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2004	2005
	RMB	RMB
Amounts due to China Telecom Group	4,889	4,534
Accrued expenses	15,923	12,330
Customer deposits and receipts in advance	6,719	10,021

	27,531	26,885

16.	FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analyzed as follows:

	December 31,
	2004	2005
	RMB	RMB
Within 1 year	163	114
Between 1 to 2 years	110	55
Between 2 to 3 years	51	—

Total minimum lease payments	324	169
Less: finance charges related to future periods	(11)	(9)

Present value of minimum lease payments	313	160
Less: current portion	(156)	(108)

Non-current portion	157	52

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

17.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2004	2005
	RMB	RMB
Balance at beginning of year	46,601	36,771
Additions for the year
- installation fees	2,135	1,431
- calling cards	4,392	3,895

	6,527	5,326

Reduction for the year
- amortization of connection fees	(8,458)	(6,781)
- amortization of installation fees	(2,865)	(2,970)
- usage of calling cards	(5,034)	(4,638)

Balance at end of year	36,771	27,708

Representing:
- Current portion	11,589	8,958
- Non-current portion	25,182	18,750

	36,771	27,708

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2004 and 2005, the unamortized portion of these costs was RMB10,025 and RMB11,428, respectively.

18.	SHARE CAPITAL

	December 31,
	2004	2005
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

19.	RESERVES

	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2004	6,567	3,362	6,424	15,461	3,372	24,246	15,748	75,180
Revaluation surplus (Note 8)	—	—	1,233	—	—	—	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment (Note 12)	—	—	—	—	—	(378)	—	(378)
Effect of change in tax rate (Note 12)	—	—	—	—	—	(244)	—	(244)
Revaluation surplus realized	—	—	(72)	—	—	—	72	—
Deferred tax on land use rights realized	—	—	—	—	—	(165)	165	—
Net income	—	—	—	—	—	—	28,023	28,023
Issue of shares, net of issuing expenses of RMB294	—	7,384	—	—	—	—	—	7,384
Contributions from China Telecom	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group (Note 1)	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve	(9,371)	—	—	—	—	9,371	—	—
Appropriations (Note (i) and (ii))	—	—	—	10,168	2,421	—	(12,589)	—
Dividends	—	—	—	—	—	—	(5,224)	(5,224)

Balance as of December 31, 2004	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	78,274
Effect of change in tax rate (Note 12)	—	—	—	—	—	(5)	—	(5)
Revaluation surplus realized	—	—	(134)	—	—	—	134	—
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	—	12	(12)	—
Deferred tax on land use rights realized	—	—	—	—	—	(189)	189	—
Net income	—	—	—	—	—	—	27,912	27,912
Appropriations (Note (i) and (ii))	—	—	—	9,509	1,285	—	(10,794)	—
Dividends (Note 25)	—	—	—	—	—	—	(5,596)	(5,596)

Balance as of December 31, 2005	(2,804)	10,746	7,451	35,138	7,078	7,501	35,475	100,585

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

19.	RESERVES (continued)

Note:

(i)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2004 and 2005, the Company transferred RMB2,421 and RMB2,570, respectively, being 10% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, for the years ended December 31, 2004 and 2005 the transfer of RMB7,747 and RMB6,939, being 32% and 27% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

The statutory and discretionary surplus reserves are non-distributable other than liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(ii)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the years ended December 31, 2004 and 2005, the Directors authorized, subject to shareholders’ approval, the transfer of RMB2,421 and RMB1,285, respectively, being 10% and 5% of the respective year’s net income determined in accordance with the PRC accounting rules and regulations, to this fund.

(iii)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2005, the amount of retained earnings available for distribution was RMB7,858, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,315 in respect of the financial year 2005 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 25).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

20.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,

	Note	2003	2004	2005
		RMB	RMB	RMB
Upfront connection fees	(i)	9,771	8,458	6,781
Upfront installation fees	(ii)	2,643	2,865	2,970
Monthly fees	(iii)	27,499	29,827	30,351
Local usage fees	(iv)	45,815	47,646	47,624
DLD	(iv)	25,460	26,231	25,993
ILD	(iv)	3,943	3,788	3,407
Internet	(v)	10,007	14,109	17,862
Managed data	(vi)	3,210	3,015	2,958
Interconnections	(vii)	8,365	10,719	12,838
Leased line	(viii)	5,103	4,154	4,464
Value-added telecommunications service	(ix)	4,730	6,120	9,976
Others	(x)	5,007	4,280	4,086

		151,553	161,212	169,310

Note:

(i)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortized amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.
(ix)	Represent amounts charged to customers for provision of value-added telecommunications services, which comprise primarily caller ID services, short messaging services, telephone information services and ring tone services.
(x)	Represent primarily revenue from sale and repairs and maintenance of customer-end equipment and provision of consulting services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

21.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,

	Note	2003	2004	2005
		RMB	RMB	RMB
Interconnection charges	(i)	3,104	4,095	5,473
Donations		41	17	21
Others		31	27	24

		3,176	4,139	5,518

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

22.	TOTAL OPERATING EXPENSES

Total operating expenses for the years ended December 31, 2003, 2004 and 2005 include personnel expenses of RMB20,812, RMB23,233 and RMB24,960, respectively.

23.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Interest expense incurred	4,948	6,834	6,763
Less: Interest expense capitalized*	(1,608)	(1,467)	(1,062)

Net interest expense	3,340	5,367	5,701
Interest income	(331)	(231)	(243)
Foreign exchange losses	647	207	42
Foreign exchange gains	(50)	(3)	(605)

	3,606	5,340	4,895

* Interest expense was capitalized in construction in progress at the following rates per annum	4.3% to 5.5%	4.1% to 5.2%	2.1%-5.1%

24.	INCOME TAX

Income tax in the consolidated statement of income comprises:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Provision for PRC income tax	6,014	5,114	5,927
Deferred taxation – PRC (Note 12)	(5,545)	73	233

	469	5,187	6,160

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

24.	INCOME TAX (continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		Year ended December 31,
	Note	2003	2004	2005
		RMB	RMB	RMB
Income before taxation and minority interests		14,407	33,263	34,114

Expected PRC income tax expense at statutory tax rate of 33%	(i)	4,754	10,977	11,258
Differential tax rate on subsidiaries’ income	(i)	(314)	(1,608)	(1,689)
Non-deductible expenses	(ii)	515	294	720
Non-taxable income	(iii)	(3,659)	(3,266)	(2,651)
Tax credit for domestic equipment purchases		(827)	(1,210)	(1,478)

Income tax		469	5,187	6,160

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate ranging from 0% to 15%.
(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

25.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 22, 2006, a final dividend of equivalent to HK$0.075 per share totaling approximately RMB6,315 for the year ended December 31, 2005 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2005.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 25, 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totaling RMB5,596 in respect of the year ended December 31, 2004 was declared and was paid on June 23, 2005.

26.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2003, 2004 and 2005 is based on the net income attributable to equity holders of the Company of RMB13,882, RMB28,023 and RMB27,912, respectively, and the weighted average number of shares in issue during the year of 75,614,186,503, 78,839,968,917 and 80,932,368,321 shares, respectively. The weighted average number of shares for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004 (Note 18).

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

27.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises through non-cancelable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

27.	COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments (continued)

As of December 31, 2005, future minimum lease payments under non-cancelable operating leases having initial or remaining lease terms of more than one year were as follows:

RMB
2006	326
2007	195
2008	134
2009	119
2010	108
Thereafter	180

Total minimum lease payments	1,062

Total rental expense in respect of operating leases charged to the consolidated statement of income for the years ended December 31, 2003, 2004 and 2005 were RMB1,262, RMB1,271 and RMB1,208, respectively.

Capital commitments

As of December 31, 2005, the Group had capital commitments as follows:

RMB
Authorized and contracted for
Properties	513
Telecommunications network plant and equipment	2,278

2,791

Authorized but not contracted for
Properties	1,896
Telecommunications network plant and equipment	3,047

4,943

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As of December 31, 2004 and 2005, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, nor other forms of contingent liabilities.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

28.	CONCENTRATION OF RISKS

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

The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group places its cash with several large state-owned financial institutions in the PRC.

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies operating in United States and Western Europe. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the Ministry of Information Industry over certain aspects of the Group’s operations and competition in the telecommunications industry. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the telecommunications industry may have a negative impact on the Group’s operating results and financial condition.

The Group’s wireline telecommunications networks interconnect with the networks of other state-owned telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and lease line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and lease line transactions with other state-owned telecommunications operators in the PRC is as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Interconnection revenues	6,931	8,964	10,947
Interconnection charges	1,154	2,190	2,643
Leased line revenues	3,476	2,701	2,020

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

28.	CONCENTRATION OF RISKS (continued)

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

On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Interest rate risk

The interest rates and terms of repayment of the Group’s debts are disclosed in Note 13.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

29.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a) Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecom, which is owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

		Year ended December 31,
	Note	2003	2004	2005
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	573	304	267
Construction, engineering and information technology services	(ii)	7,999	6,568	6,575
Provision of community services	(iii)	2,563	2,417	2,632
Provision of ancillary services	(iv)	1,311	2,490	2,456
Provision of comprehensive services	(v)	—	361	425
Operating lease expenses	(vi)	353	393	386
Centralized service expenses	(vii)	369	163	275
Interconnection revenues	(viii)	253	98	183
Interconnection charges	(viii)	685	201	725
Interest on amounts due to and loans from China Telecom Group	(ix)	—	2,426	2,849

Note:

(i)	Represent commission paid and payable by the Group for equipment and materials procurement services provided by China Telecom Group.
(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.
(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable by the Group to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services like procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibers.
(vii)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.
(ix)	Represent interest paid and payable to China Telecom with respect to the deferred consideration payable to China Telecom in connection with the Acquisitions and interest with respect to loans from China Telecom Group (Note 13).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(a) Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group included in respective balances are summarized as follows:

	2004	2005
	RMB	RMB
Accounts receivable	235	224
Prepayments and other current assets	640	606

Total amounts due from China Telecom Group	875	830

Accounts payable	7,067	6,886
Accrued expenses and other payables	4,889	4,534
Short-term debt	10,089	20,384
Long-term debt	50,150	40,150

Total amounts due to China Telecom Group	72,195	71,954

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 13.

As of December 31, 2004 and 2005, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from China Telecom Group.

(b) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	5,070	6,072	7,219
Post-employment benefits	493	515	650
Equity-based compensation benefits	—	2,446	2,551

	5,563	9,033	10,420

The above remuneration is included in personnel expenses (Note 22).

(c) Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 30.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(d) Transactions with other state-owned entities in the PRC

The Group is a state-owned enterprise and operates in an economic regime currently predominated by state-owned entities. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and agencies (collectively referred to as “state-owned entities”) in the ordinary course of business. These transactions, which include sales and purchase of goods, rendering and receiving services, lease of assets and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-owned entities and have been reflected in the financial statements.

Further information of the Group’s principal transactions with other state-owned telecommunications operators in the PRC in the normal course of providing telecommunications services are set out in Note 28.

Management believes the above information has provided meaningful disclosure of related party transactions.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

30.	POST-EMPLOYMENT BENEFITS PLAN

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

The Group’s contributions for the years ended December 31, 2003, 2004 and 2005 were RMB1,996, RMB2,031 and RMB2,258 respectively.

The outstanding amount of contributions to defined contribution retirement plans as of December 31, 2004 and 2005 was RMB599 and RMB591 respectively.

31.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management in order to provide further incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the years ended December 31, 2004 and 2005, 70.2 million and 70.0 million stock appreciation right units were exercised respectively.

The Company recognized compensation expense of the stock appreciation rights over the applicable vesting period. For the years ended December 31, 2003, 2004 and 2005, compensation expense recognized by the Group in respect of stock appreciation rights were RMB97, RMB70 and RMB81 respectively.

As of December 31, 2004 and 2005, the carrying amount of liability arising from stock appreciation rights was RMB113 and RMB129 respectively. As of December 31, 2004 and 2005, the intrinsic value of the vested stock appreciation rights outstanding was nil and RMB0.4, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

32.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries as of December 31, 2005, which principally affected the results of operations and the financial position of the Group, are as follows:

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

33.	FAIR VALUES OF FINANCIAL INSTRUMENTS

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

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As of December 31, 2004 and 2005, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2004		December 31, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	84,208	82,850	64,742	63,561

The Group’s long-term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

34.	ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. The Group believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

34.	ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortize such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. The Group estimates the expected customer relationship period based on the historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no significant changes to the estimated customer relationship period for the years presented.

Impairment losses for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment on long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(k). The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s long-lived assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

35.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2005

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after

IFRS 6, Exploration for and evaluation of mineral resources	January 1, 2006
IFRS 7, Financial instruments: disclosures	January 1, 2007
IFRIC 4, Determining whether an arrangement contains a lease	January 1, 2006
IFRIC 5, Rights to interests arising from decommissioning, restoration environmental rehabilitation funds	January 1, 2006
IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	December 1, 2005
IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	March 1, 2006
IFRIC 8, Scope of IFRS 2	May 1, 2006
IFRIC 9, Reassessment of embedded derivatives	June 1, 2006
Amendment to IAS 1, Presentation of financial statements: capital disclosures	January 1, 2007
Amendment to IAS 19, Employee benefits – Actuarial gains and losses, group plans and disclosures	January 1, 2006
Amendment to IAS 21, Net investment in a foreign operation	January 1, 2006
Amendments to IAS 39, Financial instruments: Recognition and measurement:
- Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006
- The fair value option	January 1, 2006
- Financial guarantee contracts	January 1, 2006
Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards	January 1, 2006

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group believes that IFRS 6, IFRIC 5, IFRIC 6, IFRIC 7, IFRIC 8, IFRIC 9 and the amendments to IAS 19, IAS 21 and IFRS 1 are not applicable to any of the Group’s operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

36.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

The Group’s accounting policies conform with IFRS which differ in certain significant respects from US GAAP. The significant differences are set out below.

(a) Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations were revalued as of December 31, 2001. The net revaluation deficit was reflected in the consolidated financial statements as of December 31, 2001. Such revaluation resulted in an increase directly to equity of RMB4,154 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as of December 31, 2002. The net revaluation deficit was reflected in the consolidated financial statements as of December 31, 2002. Such revaluation resulted in an increase directly to equity of RMB760 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as of December 31, 2003. The net revaluation deficit was reflected in the consolidated financial statements as of December 31, 2003. Such revaluation resulted in an increase directly to equity of RMB1,537 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In accordance with Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2004. The net revaluation deficit was reflected in the consolidated financial statements as of December 31, 2004. Such revaluation resulted in an increase directly to equity of RMB1,233 with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB1,262 with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced as a result of the above revaluations, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserves recorded directly to equity and the charges to income recorded under IFRS as a result of the above revaluations are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in equity.

(b) Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

(c) Effect of change in tax rate

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities were previously charged or credited to equity upon initial recognition. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the statement of income.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

36.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

(d) Minority interests

Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated statement of income as an allocation of the total net income for the period between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the period are also separately presented in the consolidated statement of income as deduction before arriving at the net income.

(e) Recently issued accounting standards

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment” (SFAS No. 123R). SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the statement of income. SFAS No. 123R generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective at the beginning of the reporting period that begins after June 15, 2005. Currently, the Group does not expect the application of SFAS No. 123R will have a material impact on its consolidated financial statements.

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

EITF 04-13

In September 2005, the Emerging Issues Task Force of the FASB issued EITF Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. Currently, the Group does not expect the application of EITF 04-13 will have a material impact on its consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

36.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

(e) Recently issued accounting standards (continued)

SFAS No. 155

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No.155 amends SFAS No.133 and SFAS No. 140 and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in the statement of income. For the Group, SFAS No.155 is effective for fiscal years beginning after September 15, 2006. Currently, the Group does not expect the application of SFAS No. 155 will have a material impact on its consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions, except per share data and except otherwise stated)

36.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

(f) Reconciliation of net income and equity under IFRS to US GAAP

The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Net income attributable to equity holders of the Company under IFRS	13,882	28,023	27,912	3,459
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment	14,832	1,262	—	—
Depreciation on revalued property, plant and equipment, net of minority interests of RMB18 for 2003, RMB16 for 2004 and RMB15 for 2005	(3,940)	(6,766)	(6,844)	(848)
Disposal of revalued property, plant and equipment	(60)	(128)	(316)	(39)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights	—	(244)	(5)	(1)
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment	—	2,189	22	3
Deferred tax effect of US GAAP adjustments	(3,262)	1,379	1,806	224

Net income under US GAAP	21,452	25,715	22,575	2,798

Basic earnings per share under US GAAP	0.28	0.33	0.28	0.03

Basic earnings per ADS* under US GAAP	28.37	32.62	27.89	3.46

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on equity of significant differences between IFRS and US GAAP as of December 31, 2004 and 2005 is as follows:

	December 31,
	2004	2005	2005
	RMB	RMB	US$
Equity attributable to equity holders of the Company under IFRS	159,206	181,517	22,492
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests of RMB39 as of December 31, 2004 and RMB 24 as of December 31, 2005	22,447	15,287	1,894
Deferred tax effect of US GAAP adjustment	(5,519)	(3,691)	(457)

Equity under US GAAP	176,134	193,113	23,929

37.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group at December 31, 2005 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.4	Form of Underwriting Agreement. (4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary). (9)

4.10	Underwriting Agreement, dated September 20, 2005, among Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between Registrant and China Telecom Group (English summary).

4.12	Underwriting Agreement, dated April 10, 2006, among Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation). (3)

1

Exhibits	Description
12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.

2