Form 20-F
period 2006-12-31
CHINA TELECOM CORP LTD
filed 2007-06-22
CIK 1191255

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares	New York Stock Exchange, Inc.
H shares, par value RMB1.00 per share	New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, each representing 100 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

- i -

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in China.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – D. Risk Factors” and the following:

•	any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities relating to, among other matters:

-	the granting and approval of licenses;

-	tariff policies;

-	interconnection and settlement arrangements;

-	capital investment priorities;

-	the provision of telephone services to rural areas in China; and

-	numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential restructuring or consolidation of the PRC telecommunication industry;

•	the development of new technologies and applications or services affecting the PRC telecommunication industry and our current and future business;

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

CERTAIN DEFINITIONS AND CONVENTIONS

As used in this annual report, references to “us”, “we”, the “Company”, “our Company” and “China Telecom” are to China Telecom Corporation Limited and its consolidated subsidiaries except where we make clear that the term means China Telecom Corporation Limited or a particular subsidiary or business group only. References to matters relating to our H shares or American depositary shares, or ADSs, or matters of corporate governance are to the H shares, ADSs and corporate governance of China Telecom Corporation Limited. In respect of any time prior to our incorporation, references to “us”, “we” and “China Telecom” are to the telecommunications business in which our predecessors were engaged and which were subsequently assumed by us. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2005 and 2006, and the selected income statement and cash flow data for each of the years ended December 31, 2004, 2005 and 2006, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those financial statements and the notes thereto. The selected balance sheet data as of December 31, 2002, 2003 and 2004 and the selected income statement and cash flow data for each of the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. Information relating to the nature and effect of significant differences between IFRS and US GAAP, as they relate to us for the periods described therein, is presented in Note 37 to our audited consolidated financial statements included elsewhere in this annual report.

The selected financial data reflect the restructuring in 2001 and the acquisitions in 2003 and 2004 described under “Item 4. Information on the Company — A. History and Development of the Company — Our Restructuring and Initial Public Offering” and “— Our Acquisitions in 2003 and in 2004”, and have been prepared as if our current structure had been in existence throughout the relevant periods.

Since China Telecom Group controlled the telecommunications operations and the related assets transferred to us prior to our restructuring and continues to control us after our restructuring, the financial data of the telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province transferred to us by China Telecom Group for periods prior to our incorporation have been combined in a manner similar to a pooling-of-interests. The assets and liabilities of the combined entities are carried at their recorded historical amounts, and the book value of the assets and liabilities, as well as the revenue and expenses of each of these entities for the periods prior to our incorporation, are added together to prepare our financial statements.

On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. On June 30, 2004, we acquired the entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. Because we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these acquired companies are accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis.

	As of or for the year ended December 31,
	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
IFRS
Operating revenue	140,906	151,553	161,212	169,310	175,093	22,436
Operating expenses	(115,798)	(118,701)	(121,382)	(130,356)	(136,483)	(17,489)
Operating income	25,108	32,852	39,830	38,954	38,610	4,947
Income before income tax	6,435	14,407	33,263	34,114	33,979	4,354
Income tax	1,856	(469)	(5,187)	(6,160)	(6,754)	(865)
Net income attributable to equity holders of the Company	8,219	13,882	28,023	27,912	27,142	3,478
Basic earnings per share(1)	0.12	0.18	0.36	0.34	0.34	0.04
Basic earnings per ADS(1)	11.87	18.36	35.54	34.49	33.54	4.30
Cash dividends declared per share	0.01	0.07	0.07	0.08	0.08	0.01
U.S. GAAP
Net income(2)	16,991	21,452	25,715	22,575	22,046	2,825
Basic earnings per share(1)	0.25	0.28	0.33	0.28	0.27	0.03
Basic earnings per ADS(1)	24.54	28.37	32.62	27.89	27.24	3.49
Cash dividends declared per share	0.01	0.07	0.07	0.08	0.08	0.01
Balance Sheet Data:
IFRS
Cash and cash equivalents	22,743	12,721	13,465	15,121	18,191	2,331
Accounts receivable, net	11,605	12,951	13,921	16,142	15,806	2,025
Property, plant and equipment, net(3)	311,241	309,896	320,179	328,281	328,304	42,068
Total assets(3)	423,701	403,942	412,570	417,136	414,041	53,054
Short-term debt(4)	53,196	56,243	65,976	76,005	79,516	10,189
Accounts payable	34,859	35,629	33,658	33,949	31,986	4,099
Long-term obligations	39,052	68,675	72,523	55,829	37,257	4,774
Deferred revenues (excluding current portion)	40,894	32,744	25,182	18,750	13,625	1,746
Total liabilities	235,490	251,879	251,951	234,175	210,168	26,930
Equity attributable to equity holders of the Company	187,025	150,794	159,206	181,517	202,425	25,938

	As of or for the year ended December 31,
	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions, except share numbers and per share and per ADS data)
U.S. GAAP
Property, plant and equipment, net	331,350	339,300	342,718	343,592	336,785	43,155
Total assets	443,810	433,346	435,109	432,447	422,522	54,141
Shareholders’ equity(2)	200,406	170,641	176,134	193,113	208,920	26,771
Cash Flow Data:
IFRS
Cash flows from operating activities	62,357	58,392	66,078	68,359	74,506	9,547
Net cash used in investing activities(5)	(62,578)	(57,094)	(56,353)	(51,894)	(49,997)	(6,407)
Capital expenditures(5)	(61,437)	(57,692)	(56,446)	(52,083)	(50,447)	(6,464)
Net cash from / (used in) financing activities	7,690	(11,320)	(8,981)	(14,809)	(21,439)	(2,747)

(1)	The basic earnings per share have been calculated based on the net income attributable to equity holders of the Company of RMB8,219 million, RMB13,882 million, RMB28,023 million, RMB27,912 million and RMB27,142 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 respectively and the weighted average number of shares in issue during the relevant year of 69,241,674,942, 75,614,186,503, 78,839,968,917, 80,932,368,321 and 80,932,368,321 shares, respectively. The weighted average number of shares for the year ended December 31, 2002 reflects, as if the 69,241,674,942 shares issued and outstanding upon our formation on September 10, 2002 had been outstanding for the year ended December 31, 2002. The weighted average number of shares in issue for the year ended December 31, 2002 also reflects the issuance of 7,296,915,700 shares in November 2002 in connection with the Company’s global initial public offering. The weighted average number of shares in issue for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(2)	Reconciliation of net income under IFRS to US GAAP for the years ended December 31, 2004, 2005 and 2006 and of equity as of December 31, 2005 and 2006 are set forth in Note 37 to our audited consolidated financial statements.
(3)	Includes the effect of the revaluation of property, plant and equipment as of December 31, 2001 in connection with our restructuring and as of December 31, 2002 and as of December 31, 2003 in connection with our acquisitions. It also includes the effect of the Company’s revaluation of property, plant and equipment as of December 31, 2004 which was carried out in accordance with the Company’s accounting policies under IFRS. See Note 7 to our audited consolidated financial statements.
(4)	Excludes current portion of long-term debt.
(5)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 23, 2006, a final dividend of RMB6,283 million (RMB0.077637 equivalent to HK$0.075 per share) in respect of the year ended December 31, 2005 was declared and paid on June 15, 2006. Holders of our ADRs received a dividend of USD$ 0.96587 per share in 2006 based on the exchange rate of HK$ 7.765 = US$1.00.

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2007, a final dividend of approximately RMB 6,820 million (RMB 0.083302 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2006 was declared and paid on June 15, 2007. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2006.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB7.8041 = US$1.00 and HK$7.7771 = US$1.00, the respective Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB7.6245 = US$1.00 and HK$7.8188 = US$1.00, respectively, on June 15, 2007. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate
	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2006	7.8350	7.8041	December 2006	7.7787	7.7665
January 2007	7.8127	7.7705	January 2007	7.8112	7.7797
February 2007	7.7632	7.7410	February 2007	7.8141	7.8041
March 2007	7.7454	7.7232	March 2007	7.8177	7.8093
April 2007	7.7345	7.7090	April 2007	7.8212	7.8095
May 2007	7.7065	7.6463	May 2007	7.8236	7.8044
June 2007 (through June 15, 2007)	7.6680	7.6245	June 2007 (through June 15, 2007)	7.8188	7.8062

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2002, 2003, 2004, 2005 and 2006 calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate
	RMB per US$ 1.00	HK$ per US$1.00
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We face increasing competition, which may adversely affect our business growth and results of operations.

The telecommunications industry in China is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the Chinese government started to implement a number of measures to restructure the telecommunications industry and encourage competition in the industry in the mid-1990s. We face increasing competition from other telecommunications service providers in China. We expect our competitors to expand further their network coverage and increase their sales and marketing efforts in our service regions. See “Item 4. Information on the Company — B. Business Overview — Competition”. In particular:

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

Moreover, as a result of China’s accession to the World Trade Organization, or the WTO, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the Chinese government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign operators. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Licensing”. Both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services might be increased gradually until December 11, 2007. These and other potential new entrants into the Chinese telecommunications market may further increase the competitive pressure we face.

Our ability to compete effectively may be constrained by a number of factors. For example, under the Chinese government’s policy of promoting competition in the telecommunications industry, some competitors of ours, such as China Unicom and China Railcom, continue to enjoy preferential treatment from the Chinese government. Our competitors who enjoy this preferential treatment may be able to provide more competitive services than ours.

We are not currently permitted to provide mobile communications services. Through China Telecom Group, we are actively seeking a license to provide mobile communications services in the PRC. In particular, we are seeking a third generation mobile telecommunications technology, or 3G, license. In 2004, China Telecom Group conducted testing for CDMA 2000 and W-CDMA technologies in Guangzhou in Guangdong province and Shanghai Municipality. In 2006, China Telecom Group conducted testing for TD-SCDMA technology in Baoding, Hebei province. China Telecom Group did not use any of our Company’s resources to conduct such testing. We can provide no assurance as to whether any of such new technologies will be adopted in the future. In addition, we cannot assure you whether our Company would receive any benefit from such testing, or be granted any license to provide mobile telecommunications service based on such new technologies. Moreover, even if we receive the necessary license and commence providing mobile communications services, we will compete with other telecommunications providers not only in our traditional wireline services, but also in mobile telecommunications services. We cannot assure you that we can compete effectively in the mobile telecommunications services industry due to different regulatory requirements in such industry and our limited experience in mobile telecommunications operations. In addition, the cost of implementing or responding to technological changes, including, among others, 3G, may also be significant, and there is no assurance that the services based on such technologies could receive market acceptance.

Under the increasingly competitive environment, our customers may choose to use other providers’ services. Increased competition from other telecommunications services providers may force us to lower our tariffs to the extent permitted under relevant laws and regulations, may reduce or reverse the growth of our customer base and may reduce usage of our networks. Any of these developments could materially adversely affect the growth of our business and our results of operations.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, owns approximately 70.89% of our outstanding shares as of June 15, 2007. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

The telecommunications services terms of the letter of undertakings do not obligate China Telecom Group to provide any financial support to us. The letter of undertakings may not be implemented as we expect due to the vagueness of its terms. Other than the letter of undertakings, we have not entered into any agreement with China Telecom Group to provide for potential allocation of business opportunities between China Telecom Group and us outside our service regions.

We face uncertainties associated with the process to implement our strategy to transform from a traditional basic network operator into a modern integrated information services provider.

Our business strategy is focused on transforming from a traditional basic network operator into a modern integrated information services provider. As part of the strategy, we plan to continue pursuing a license to provide mobile telecommunications services and seek to provide integrated information services to our customers. We will also pursue the development potential of rural telephony, value-added services, leased line and other services.

In addition, we have been actively participating in testing new telecommunications technologies. In 2006, the Ministry of Information Industry requested China Telecom Group to continue the testing for PC – Phone VoIP in Shenzhen in Guangdong province and Shangrao in Jiangxi province. We performed this testing on behalf of China Telecom Group.

However, we cannot assure you that the implementation of our new business strategy will not be delayed, or that the strategy will ever be successfully implemented. In particular, if any new technologies are adopted in the PRC telecommunications industry, we cannot assure you that we will be granted licenses from national or local governments to provide services based on such new technologies. We also cannot assure you that we can develop the necessary technology to support new services. Even if our initiatives of transformation can be implemented, we cannot assure you that these initiatives will allow us to increase revenues from our existing service offerings or from new communications services. The success of new service development depends on many factors, including, but not limited to, receipt of necessary government approval, accurate identification of customer needs, successful development of technology, the ability to manage cost and expenses, timely completion and introduction of new services, differentiation from offerings of competitors and market acceptance. The uncertainties associated with these factors could materially adversely affect our future business and results of operation.

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

The interests of China Telecom Group and its other subsidiaries as providers of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services. Therefore, we have limited leverage in negotiating with China Telecom Group and its other subsidiaries over the terms for the provision of these services. Termination or adverse changes of the terms for the provisions of these services could materially and adversely affect our business, results of operations and financial condition. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a description of the services provided by China Telecom Group and its other subsidiaries.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business and results of operations.

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. We have entered into interconnection arrangements with other telecommunications operators. Any disruption of our interconnection with the networks of those operators could have a material adverse effect on our business and results of operations. In particular, as a result of the restructuring of China’s wireline telecommunications sector, most wireline telecommunications assets except for the nationwide inter-provincial optic fibers, including the last-mile access network, formerly owned by China Telecom Group in ten northern provinces in China were allocated to China Netcom Group. Because we and China Telecom Group have limited local access facilities in those ten provinces, we will need to interconnect, indirectly through China Telecom Group, with

China Netcom Group in order to provide end-to-end services to our customers with operations in the ten northern provinces. Any interruption in our interconnection with China Netcom Group could have a material adverse effect on our business and results of operations.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and future prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to explore opportunities to transform from a traditional basic network operator into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may also be significant. In particular, in order for us to effectively respond to technological changes, including 3G-based technologies, and more intensive competition, we may be required to make substantial capital expenditures in the future. It is uncertain when the Ministry of Information Industry may issue 3G licenses, how many 3G licenses the Ministry of Information Industry may issue, which 3G-based technology standard or standards will be adopted and whether we will be issued a 3G license. In the event that we are granted a 3G license by the Ministry of Information Industry, we may be required to make substantial capital expenditures in order to effectively respond to the 3G-based technologies and such capital expenditures’ requirements could have a material adverse effect on our business, financial condition and results of operations.

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as 3G, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully to technological or industry developments may adversely affect our business, results of operations and competitiveness.

We face a number of risks relating to our Internet-related services.

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

In addition, because we provide connections to the Internet and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims have been brought against other providers of online services in the past. Regardless of the merits of the lawsuits, these types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

Our Personal Handyphone System service may lose its competitiveness due to price fluctuation of mobile services and difficulties on further development of its technologies.

We currently provide Personal Handyphone System, or PHS, services in our service regions. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop. If China Mobile or China Unicom continues to reduce the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology, or we may have to further reduce our PHS tariff. Our PHS is also facing difficulties in improving its technology. As a result, our PHS service may be materially and adversely affected.

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

Our business is subject to extensive government regulation. The Ministry of Information Industry, which is the primary telecommunications industry regulator under China’s State Council, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements;

•	enforcement of industry regulations; and

•	universal service obligations.

Other Chinese governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. Major capital investments, including telecommunications network development projects, are subject to the approval of relevant Chinese government authorities. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Capital Investment”. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure.

Possible future industry restructurings may materially and adversely affect our business, financial condition and results of operation.

The PRC telecommunications industry has undergone restructuring from time to time in the past and may be subject to further restructuring. Possible future restructuring, such as any consolidation among or spin-off by the services providers within the industry, might significantly change the competition environment in the PRC telecommunications industry. The rapid development of new technologies, such as 3G technology, might also cause the PRC government to make other adjustments of the existing structure of the industry. Such further industry restructuring may materially affect the operations of all telecommunications operators in China, including us. Accordingly, we cannot predict the implications and effect of any further restructuring on our business, financial condition and results of operations.

Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government.

We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. On October 1, 2005, the Ministry of Information Industry liberalized the tariff level by allowing telecommunication services providers to set tariffs for wireline local inter-district telephone services and all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks provided the tariff levels are below certain tariff ceilings set by the government. See “Item 4. Information on the Company — B. Business Overview — Regulatory and Related Matters — Tariff Setting”. We derive a substantial portion of our revenues from services that are subject to tariffs determined or regulated by the Chinese government. In the past, our revenues have been adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government. The Chinese government has encouraged mobile telecommunications services providers to implement a caller-pays tariff regime. As a result, mobile telecommunications services providers, including China Mobile, have started to offer caller-pays service plans in certain regions. We expect that the Chinese government will make the caller-pays tariff regime mandatory by 2009. If the Chinese government implements a mandatory caller-pays regime, our revenue may be adversely affected and our business, results of operations and financial conditions may be adversely affected. We cannot assure you that our business or results of operations will not be adversely affected by any government-mandated adjustments on tariff level in the future.

Future changes to the regulations and policies governing the telecommunications industry in China may have a material adverse effect on our business and operations.

The regulations and policies governing the telecommunications industry in China experienced continuous changes in the past several years. Possible future changes to regulations and policies of the Chinese government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Chinese government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National Peoples’ Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in China. We cannot be certain how this law will affect our business and operations and whether it will contain more stringent regulatory requirements than the current telecommunications regulations.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government. Currently, the Chinese government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in China as transactional measures prior to the official implementation of a universal service obligation framework. The Ministry of Information Industry has the authority to delineate the scope of universal service obligations. The Ministry of Information Industry may also select universal service providers through a tendering process. The Ministry of Information Industry, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The Chinese government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the Chinese government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount , the approval process and the distribution of the compensation. However, the compensation from the Chinese government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

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

Under China’s existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the Chinese government restricts access to foreign currencies for current account transactions.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Rate Risk”. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We were incorporated under the laws of the PRC and are governed by our Articles of Association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

The ability of our shareholders to enforce their rights in respect of violations of corporate governance procedures may be limited. In this regard, our Articles of Association provide that most disputes between holders of H shares and our Company, directors, supervisors, officers or holders of domestic shares, arising out of our Articles of Association or the PRC Company Law and related regulations concerning the affairs of our Company, are to be resolved through arbitration by arbitration tribunal in Hong Kong or China, rather than by a court of law. Awards that are made by Chinese arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China. However, to our knowledge, no action has been brought in China by any holder of H shares to enforce an arbitral award, and we are uncertain as to the outcome of any action, if brought in China to enforce an arbitral award made in favor of holders of H shares. See “Item 10. Additional Information – B. Articles of Association”.

To our knowledge, there has not been any published report of judicial enforcement in China by holders of H shares of their rights under the Articles of Association of a PRC company or the PRC Company Law.

Unlike in the United States, under applicable laws of China, shareholders do not have the right to sue the directors, supervisors, officers or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself. Our shareholders may have to rely on other means to enforce their rights, such as through administrative proceedings. Chinese laws and regulations applicable to overseas listed companies do not distinguish among minority, affiliated and unaffiliated shareholders in terms of their rights and protections. In addition, our minority shareholders may not be able to enjoy protections to the same extent afforded to shareholders of companies incorporated under the state laws of the United States.

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

We are a company incorporated under the laws of the PRC, and substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China, and substantially all of the assets of our directors and officers are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, our Chinese counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Holders of H shares may be subject to PRC taxation.

Under China’s current tax laws, regulations and rulings, dividends paid by us to holders of our H shares outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of our H shares are currently exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or income tax, which may be imposed upon individuals at the rate of 20%, and holders of our H shares may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information — E. Taxation — People’s Republic of China”.

Item 4.	Information on the Company.

A.	History and Development of the Company

Our Restructuring and Initial Public Offering

We were incorporated under the laws of China on September 10, 2002 as a joint stock company with limited liability. As part of our initial restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us. In consideration of the net assets related to the telecommunications operations transferred to us, which had a carrying amount of RMB97,485 million as of December 31, 2001, we issued 68,317,270,803 of our shares to China Telecom Group. Immediately prior to our initial public offering, China Telecom Group transferred to Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company 8.37%, 1.43% and 3.19%, respectively, of our outstanding shares. Under the relevant share transfer agreements, each of Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company agreed not to sell, transfer or pledge any of our shares it obtained under the share transfer agreement during the three-year period after November 15, 2002, and following the expiry of the three-year period after November 15, 2002, not to sell or transfer more than 20% of our shares it obtained under the share transfer agreement during any six-month period for two years.

Under a non-competition agreement between us and China Telecom Group, China Telecom Group has undertaken to us, for so long as our shares are listed on the Hong Kong Stock Exchange or another exchange, and China Telecom Group holds over 30% of our issued share capital or is regarded as our controlling shareholder under the Listing Rules, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or specified value-added telecommunications services in our service regions that may compete with us.

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

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the Ministry of Information Industry, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the Ministry of Information Industry in connection with our business for our benefit. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

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

The purchase price of the First Acquisition amounted to RMB46 billion. Of the purchase price, we paid an initial consideration of RMB11 billion in cash upon the completion of the acquisition. The remaining RMB35 billion is payable on December 31, 2013. We may prepay all or, from time to time, a part of the deferred consideration at any time without penalty. We will pay interest to China Telecom Group at semi-annual intervals on the actual amount of the deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after December 31, 2003. This rate will be adjusted on the fifth anniversary of the completion of the acquisition on December 31, 2003 based on the then current Renminbi lending rate of the Chinese commercial banks for loans with tenure of more than five years. In 2006, we paid China Telecom Group approximately RMB930 million interest on the deferred consideration for our acquisition in 2003. We also repaid RMB10 billion of the deferred consideration to China Telecom Group in each of October 2005 and April 2006.

In connection with this acquisition and for the purpose of paying consideration to People’s Government of Fujian province for acquiring the rural telecommunication assets in Fujian province, China Telecom Group agreed to transfer 969,317,182 of its shares in our Company to Fujian State-Owned Assets Investment Holdings Co., Ltd., a state-owned enterprise owned by the provincial government of the Fujian province to hold such transferred shares.

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

The purchase price of the Second Acquisition amounted to RMB27.8 billion. Of the purchase price, we paid an initial consideration of RMB8.34 billion in cash upon the completion of the acquisition. The remaining RMB19.46 billion is payable on June 30, 2014. We may prepay all or, from time to time, a part of the deferred consideration at any time without penalty. On June 30, 2004, we repaid RMB4.31 billion using the net proceeds from the issuance of new H shares in May 2004. From June 30, 2004, we will pay interest to China Telecom Group at semi-annual intervals on the actual amount of deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after June 30, 2004. This rate will be adjusted on June 30, 2009 based on the then current Renminbi lending rate of the Chinese commercial banks for loans of similar amount and tenure, less a 10% discount. In 2006, we paid China Telecom Group approximately RMB785 million interest on the deferred consideration for such acquisition.

Our Global Offering in 2004

In May 2004, we issued 4,466,693,018 H shares and 8,514,888 ADSs, each representing 100 H shares, at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. We raised net proceeds of RMB12,702 million from this issuance of new H shares and ADSs. On June 30, 2004, we used RMB12,650 million of the net proceeds from this issuance to make a cash payment for the Second Acquisition, including RMB8,340 million as the initial consideration and RMB4,310 million as part of the deferred consideration. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom Group and our other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors.

Our Acquisitions in 2007

We entered into an Equity Purchase Agreement with China Telecom Group on June 15, 2007, pursuant to which China Telecom Group agrees to transfer, and cause its wholly-owned subsidiary China Huaxin Post and Telecommunications Development Center to transfer to us, 100% equity interest in each of China Telecom (Hong Kong) International Company Limited, China Telecom System Integration Co., Ltd. and China Telecom (USA) Corporation for a total consideration of RMB1.408 billion in cash.

The Equity Purchase Agreement will become effective upon obtaining all necessary regulatory approvals of the transactions from relevant governmental authorities including Ministry of Commerce and State-owned Assets Supervision and Administrative Commission of the State Council. We expect the completion of the acquisition to take place on June 30, 2007 or as otherwise agreed by both parties. The consideration will be paid upon completion from our internal resources. Upon completion of the transactions contemplated under the Equity Purchase Agreement, the financial statements of the three acquired companies will be consolidated into our financial statements.

China Telecom (Hong Kong) International Company Limited is a company incorporated under the laws of Hong Kong Special Administrative Region on February 25, 2000. It operates in the Asia Pacific region and its principal business is engaging in ChinaNet transit, international IP-VPN, international private leased circuits, cross-border transit connection and Internet data centre service in Asia. The target customers are Chinese companies that require telecommunications services in the Asia Pacific region and Asia-based companies and telecommunication operators doing business in China.

China Telecom System Integration Co., Ltd. is a company incorporated under the laws of the PRC on September 13, 2001. It operates in China and the principal business is provision of system integration services, outsourcing services, development of software application as well as consultancy services in China. Its target customers primarily comprise telecommunication operators that require IT support, and companies and government agencies that require integration and outsourcing services.

China Telecom (USA) Corporation is a company incorporated under the laws of Delaware, USA on November 22, 2001. It operates in North and South America. The principal business is engaging in ChinaNet transit, voice wholesale, international IP-VPN, international private leased circuits, cross-border transit connection and internet data centre service. Its target customers comprise multinational corporations and Chinese companies with overseas businesses requiring telecommunications connections between Asia and the Americas.

We expect that the acquisition of the three companies will help us to expand our service areas and extend our telecommunication business overseas. We also expect to exploit technological advantages and increase economies of scale benefits through acquisition of the three companies by reducing operational costs, consolidating business resources, improving network and services system.

Set out below is our corporate structure as of June 15, 2007:

Commercial Paper Issuance in 2006 and Proposed Issuance of Commercial Paper in 2007

On April 10, 2006, we issued short-term commercial paper in an aggregate principal amount of RMB20 billion due in one year with an annual interest rate of 3.05%. The short-term commercial paper was issued through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. All the proceeds from this issue of short-term commercial paper were used to satisfy our funding needs of operation. The commercial paper was repaid in full in April 2007.

At the annual general meeting held on May 29, 2007, our shareholders approved the proposal for our Company to issue debentures. Pursuant to the resolutions passed at the annual general meeting, we may issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, asset-backed notes, company bonds, corporate debts and asset securitization products, from the date of the annual general meeting until the date on which the annual general meeting of the Company for the year ended 2007 is held, with a maximum outstanding principal amount of RMB40 billion. Our Company does not have any definitive plan to issue any debentures at this time.

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

In 2006, our business grew steadily and our customer base gradually expanded. Our total operating revenue increased from RMB169,310 million in 2005 to RMB175,093 million, or by approximately 3.4%, in 2006. Revenue from our interconnection, Internet and value-added services and managed data services increased while revenue from local telephone services, long distance telephone services and leased line and other services decreased. With the introduction of new technology and the launch of various new services by the telecommunications service providers, the market competition among telecommunications service providers has intensified. In order to respond to such intensified competition, we will continue to focus on transforming from a traditional basic network operator into a modern integrated information services provider and explore new growth areas to assure the sustainable growth of our Company.

Our operating revenue depends largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2004	2005	2006
Local Telephone:
Access lines in service (in millions)	186.7	210.1	223.0
Total pulses (in billions) (1)	466.8	474.7	438.2
Domestic Long Distance:
Total outgoing call minutes carried (in billions) (2)	82.0	93.8	95.6
International, Hong Kong, Macau and Taiwan Long Distance:
Total outgoing call minutes carried (in billions) (3)	1.65	1.71	1.60
Interconnection
Volume of inbound local call minutes (in billions)	94.7	102.7	124.5
Broadband Access:
Number of subscribers (in millions)	13.8	21.0	28.3
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	169.5	197.4	228.2
Value-added Services
Caller ID service subscribers (in millions)	109.0	131.5	145.7
Color Ring Tone subscribers (in millions) (4)	—	18.2	36.7
SMS usage volume (messages in billions) (4)	—	17.3	23.3

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.
(4)	The Color Ring Tone and “Short Message Service over Personal Handyphone System, or SMS over PHS” services were launched in 2004, and we started to collect operating data for these two new services from 2005.

The number of our local access lines in service increased by approximately 6.2% from 210.1 million in 2005 to 223.0 million in 2006. The total usage of our local telephone services decreased by approximately 7.7% from 474.7 billion pulses in 2005 to 438.2 billion pulses in 2006. Subscribers for our broadband access services grew from 21.0 million as of December 31, 2005 to 28.3 million as of December 31, 2006. We experienced significant growth in value-added services in 2006. The number of subscribers to our caller ID services increased by approximately 10.8% in 2006. The number of subscribers to Color Ring Tone services was 36.7 million as of December 31, 2006. The usage volume of our short message services was 23.3 billion messages in 2006. We expect our broadband services and value-added services continue to be key drivers of our growth in the future.

The following table sets forth a breakdown of our operating revenue for 2004, 2005 and 2006:

	For the Year Ended December 31,
	2004	2005	2006
	(RMB in millions)
Wireline telephone services(1)
Local
Installation fees	2,865	2,970	2,913
Monthly fees	29,827	30,351	28,973
Local usage fees	47,646	47,624	46,188

Sub-total	80,338	80,945	78,074
Domestic long distance	26,231	25,993	25,517
International, Hong Kong, Macau and Taiwan long distance	3,788	3,407	3,140
Interconnections	10,719	12,838	14,095
Upfront connection fees	8,458	6,781	4,971

Sub-total	129,534	129,964	125,797
Internet access and Value-added service	20,229	27,838	37,763
Managed data	3,015	2,958	3,031
Leased line services and Others(2)	8,434	8,550	8,502

Total operating revenue	161,212	169,310	175,093

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.
(2)	Other revenue includes primarily revenue from sales, repairs and maintenance of customer-end equipment, construction of telecommunications network and infrastructure for customers.

Wireline Telephone Services

Our telephone services consist of local telephone, domestic long distance, international, Hong Kong, Macau and Taiwan long distance and interconnection.

Wireline telephone services are our main services, generating 71.8% (including upfront connection fees) of our total operating revenue in 2006, compared to 76.8% (including upfront connection fees) in 2005. Revenue generated by these services decreased by approximately 3.2% from RMB129,964 million in 2005 to RMB125,797 million in 2006 due to the increasing substitution of wireline telephone services by mobile telephone services and the diversification of the means of communication. We expect that our wireline telephone services will continue to provide a significant revenue source to our overall business.

Local Telephone Services

Our local telephone services provide the largest revenue source for our wireline telephone services. In 2006, revenue from local telephone services decreased by approximately 3.5% from RMB80,945 million in 2005 to RMB78,074 million in 2006 as a consequence of the continuing decrease in the difference between tariffs for mobile services and for wireline telephone services and intensified mobile substitution for wireline telephone subscribers and local voice usage. To further the development of our local telephone services, we have adopted initiatives to differentiate our subscribers and services plans, offered “voice + Internet access” plans to enhance customer loyalty, developed value-added services such as Color Ring Tone and Best Tone to add more value to the wireline telephone services, and promoted services such as Super Cordless and Smart Cordless that combine the services provided by wireline and PHS. In addition, we focused our efforts to optimize the coverage of our wireless local access network for the regions that have the most customers to improve our service quality.

Our local telephone subscribers reached 223.0 million at the end of 2006, which represents an increase of 12.9 million, or approximately 6.1% from 2005. The growth rate of the subscribers of our wireless local access service and public telephone service slowed in 2006 compared with 2005. As of the end of 2006, wireless local access service subscribers and public telephone service subscribers reached 62.7 million and 15.5 million, respectively, which represent increases of 5.6 million and 1.4 million, or approximately 9.8% and 9.9%, respectively, from 2005.

Access lines. The following table sets forth selected information regarding our local telephone subscribers as of the dates indicated:

	As of December 31,
	2004	2005	2006
	(in millions)
Residential	113.1	118.0	122.3
Enterprise	19.0	20.9	22.5
Public telephones	12.4	14.1	15.5
Wireless local access	42.2	57.1	62.7

Total	186.7	210.1	223.0

Service usage. The following table sets forth certain usage information regarding our local telephone services for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in billions)
Total pulses of usage:(1)
Local voice usage	429.2	449.4	422.6
Dial-up Internet services	37.6	25.3	15.7

Total	466.8	474.7	438.2

(1)	Pulses are the billing units for calculating local telephone usage fees.

Local voice usage was 422.6 billion pulses in 2006, a decease of approximately 6.0% from 2005. As customers of our dial-up Internet services continued to shift to our broadband Internet services, dial-up Internet usage, including dial-up usage of customers of other Internet service providers, decreased by 37.9% from 25.3 billion minutes in 2005 to 15.7 billion minutes in 2006. Tariffs for dial-up Internet access were much lower than the usage fees for voice services.

Tariffs. For our local telephone services, we charge a fixed monthly fee and usage fees based on call usage in terms of pulses. The tariffs are regulated by the Chinese government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item. In addition, we also charge installation fees for installing telephone for our subscribers. We charge the installation fee based on the actual cost of the installation.

The following table sets forth the tariffs we charge for local telephone services for the periods indicated:

Year Ended December 31,
	2004	2005	2006
(RMB)
Monthly fee:(1)
Residential customers	10.0 – 25.0	10.0 –25.0	10.0 –25.0
Enterprise customers	15.0 – 35.0	15.0 –35.0	15.0 –35.0
Usage fee:
Intra-district	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute	0.18 –0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute	0.18 –0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute
Inter-district	0.20 – 0.50 per minute (2)	0.20 –0.50 per minute (2)	0.20 –0.50 per minute (2)

	Year Ended December 31,
	2004	2005	2006
	(RMB)
Communications fee:
Internet dial-up	0.02 per minute	0.02 per minute	0.02 per minute

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital city, other cities, a county or rural areas.
(2)	The data in the table are the tariff ceilings for inter-district local telephone services set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

Domestic Long Distance Services

In order to stabilize our revenue in the increasingly competitive market environment for our long distance services market, we have responded to market changes by adopting flexible operating strategies such as differentiating our customers and offering service plans that meet the needs of different subscribers in the market.

In 2006, revenue from domestic long distance services was RMB25,517 million, representing a decrease of approximately 1.8% from 2005. Total revenue from our domestic long distance services represented approximately 14.6% of our total operating revenue in 2006, compared to approximately 15.4% in 2005.

Service usage. The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in millions)
Total minutes of usage(1)	81,960	93,817	95,567

(1)	Includes calls originated by mobile subscribers that are carried over our long distance networks.

Total domestic long distance usage was 95,567 million minutes in 2006, representing an annual growth rate of approximately 1.9% from 2005.

Tariffs. Currently, all domestic long distance services using public switched telephone networks are charged at the unified rate of RMB0.07 per six seconds, with a discount rate of up to 40% applicable to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

The following table sets forth the tariffs for our domestic long distance telephone services which are based on state tariff rates:

	Year Ended December 31,
	2004	2005	2006
Public switched telephone networks services(1)	All at the unified rate of RMB0.07 per six seconds(2)	All at the unified rate of RMB0.07 per six seconds(2)	All at the unified rate of RMB0.07 per six seconds(2)
VoIP services(3)	Not regulated(4)	Not regulated(4)	Not regulated(4)

(1)	The data in the table are the tariff ceilings for domestic long distance services using public switched telephone networks set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.
(2)	A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

(3)	A separate usage fees for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.
(4)	Although we are permitted to set the tariffs for VoIP services, the tariffs are subject to certain filing and approval requirements of the regulatory authorities.

International, Hong Kong, Macau and Taiwan Long Distance Services

In 2006, competition in international and Hong Kong, Macau and Taiwan long distance telephone services further intensified. Diversion of customers to service based on technologies such as Instant Message and IP telephony had increased. Revenue from our international, Hong Kong, Macau and Taiwan long distance services amounted to RMB3,140 million in 2006, representing a decrease of approximately 7.8% from 2005. Our international, Hong Kong, Macau and Taiwan long distance telephone services contributed approximately 1.8% to our total operating revenue in 2006, compared to approximately 2.0% in 2005.

In order to maintain our revenue from international, Hong Kong, Macau and Taiwan long distance telephone services, we launched a number of service discounts plans to address various needs of different customer segments. In 2006, we focused our marketing and advertising effort to promote the public awareness of the tariff discount plans for our international, Hong Kong, Macau and Taiwan long distance telephone services.

Service usage. The following table sets forth certain information related to the usage of our international, Hong Kong, Macau and Taiwan long distance services, including usage of international, Hong Kong, Macau and Taiwan long distance services by mobile subscribers, for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in millions)
Total outgoing call minutes(1)	1,654	1,711	1,601

(1)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Usage in 2006 was 1,601 million minutes, representing a decrease of approximately 6.4% from 2005.

Tariffs. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance tariffs for the years indicated:

Year Ended December 31,
	2004	2005	2006
Public switched telephone networks services(1):
To Hong Kong, Macau and Taiwan	RMB0.20 per six seconds	RMB0.20 per six seconds	RMB0.20 per six seconds
To all international destinations	RMB0.80 per six seconds(2)	RMB0.80 per six seconds(2)	RMB0.80 per six seconds(2)
VoIP services:(3)
To Hong Kong, Macau and Taiwan	RMB1.50 per minute	Not regulated	Not regulated
To all international destinations	RMB2.40-4.60 per minute	Not regulated	Not regulated

(1)	The data in the table are the tariff ceilings for international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.
(2)	A discount rate of up to 40% applies to calls made during off-peak hours.
(3)	A separate usage fees for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

We offer international, Hong Kong, Macau and Taiwan long distance services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and we follow those settlement arrangements and rates.

Interconnection

Revenue from interconnection increased by approximately 9.8% from RMB12,838 million in 2005 to RMB14,095 million in 2006, representing approximately 8.1% of our total operating revenue in 2006. As the number of mobile subscribers continued to grow, the volume of inbound local calls reached 124,452 million minutes in 2006, representing an increase of approximately 21.2% from 2005.

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

China Telecom Group entered into interconnection agreements with other telecommunications service providers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, prior to our incorporation in 2002, with other telecommunications service providers in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, prior to our acquisition in 2003 and with other telecommunications service providers in Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region prior to our acquisition in 2004. These agreements provide for interconnection settlement with respect to local calls and domestic and international, Hong Kong, Macau and Taiwan long distance calls involving our networks. In connection with our initial public offering in 2002 and the acquisitions in 2003 and 2004, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We also entered into an interconnection agreement with China Telecom Group. The economic terms and the settlement procedures under that agreement are in accordance with the standards set forth in the interconnection rules and regulations, which are described in more details under “— Regulatory and Related Matters — Interconnection” included elsewhere under this item. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between us and China Telecom Group — Interconnection Agreement”.

Internet Access and Value-added Services

In addition to basic local and long distance voice services, we offer Internet access and value-added services. In 2006, these services continued to grow rapidly and were an important revenue growth driver. Revenue from our Internet access and value-added services increased by 35.7% from RMB27,838 million in 2005 to RMB37,763 million in 2006, representing 21.6% of our operating revenue.

Internet Access Services

In 2006, revenue from Internet access services became increasingly important in our revenue structure. In 2006, our broadband subscribers increased by 34.7% from 21.0 million to 28.3 million. We also focused on segmentation of the broadband subscribers and differentiation of our broadband products to provide various services in terms of quality, application contents and prices to different customer groups. We also optimized our network in order to provide high-end subscribers with broadband products that offer more applications and better quality.

The following table sets forth selected information regarding our broadband access services for the periods indicated:

	For the Year Ended December 31,
	2004	2005	2006
	(in thousands)
Total broadband access services subscribers	13,839	21,024	28,324

Value-added Services

Our value-added services comprise primarily wireline value-added services, Internet value-added services and integrated information value-added services. Caller ID services, short messaging services, telephone information services and “Color Ring Tone” services are wireline value-added services. “Color Ring Tone” refers to a service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone. SMS usage volume was 23.3 billion messages and there were 36.7 million subscribers for the “Color Ring Tone” service in 2006. Internet value-added services include “ChinaVNet” services, IPTV, Internet through TV services, collaborative communication services and music gateway services. “ChinaVNet” services refer to products and applications, such as music, video, software and recharge of online game cards, provided through broadband access and operated on a nationwide basis. “Best Tone” services, “BizNavigator” services and IT services and applications are our integrated information value-added services. “Best Tone” service is an integrated information enquiries service. It provides our customers with phone number storage, enquiry and call transfer services, as well as various information needed in daily life. In 2006, we promoted “BizNavigator” as our corporate customer brand and improved the recognition of such brand among our corporate customers. “BizNavigator” provides tailored application solutions to satisfy the different information and IT needs of large, medium and small-sized corporate customers. Our “BizNavigator” subscribers reached 507,000 in 2006.

Tariffs. Internet and value-added services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. We determine tariffs for our Internet and value-added services according to market conditions. See “– Regulatory and Related Matters – Tariff Setting.”

Managed Data

In 2006, revenue from managed data increased by approximately 2.5% from RMB2,958 million in 2005 to RMB3,031 million in 2006, representing approximately 1.7% of our total operating revenue in 2006.

Our managed data services include Digital Data Network, or DDN, frame relay, or FR, and Asynchronous Transfer Mode, or ATM, services. In 2006, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. Our customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

We offer managed data services as part of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose frame relay and ATM services to form VPNs and link their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to build global communications networks for multinational corporations.

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

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps for the years indicated:

	Year Ended December 31,
	2004	2005	2006
	(RMB)
64Kbps
Intra-district	1,500	1,500	1,500
Inter-district	2,000	2,000	2,000
Intra-provincial	3,500	3,500	3,500
Inter-provincial	3,500	3,500	3,500
2Mbps
Intra-district	6,000	6,000	6,000
Inter-district	8,000	8,000	8,000
Intra-provincial	12,000	12,000	12,000
Inter-provincial	12,000	12,000	12,000

The following tables set forth the monthly fees in 2004, 2005 and 2006 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs

	Monthly Fee for Port Access
Bandwidth	2Mbps	10Mbps	100Mbps	155Mbps
	(RMB)
Monthly fees	1,000	5,000	9,000	10,000
PVC monthly fees (RMB):(1)

	PVC Monthly Fees
Bandwidth	Intra-District	Inter-District	Domestic Long Distance
	(RMB)
256Kbps	800	1,150	2,200
2Mbps	1,500	2,200	4,000
10Mbps	5,000	11,500	15,500
155Mbps	14,500	39,000	130,000

(1)	One-way tariff for PVC circuits of ATM services.

Leased Line and Other Services

In 2006, revenue from leased line services and other services decreased by approximately 0.6% from RMB8,550 million in 2005 to RMB8,502 million in 2006, representing 4.9% of our total operating revenue in 2006.

Leased Line Services

The following table sets forth the total amounts of bandwidth of our leased line service as of the end of the year indicated:

Leased Digital Circuits	2004	2005	2006
Total bandwidth (x2Mbps) (thousand)	169.5	197.4	228.2

Tariffs. The leased line tariff rates are set by the Chinese government based on bandwidth and whether the leased line is local or long distance. Leased line providers are permitted to charge monthly fees for leased lines on a discount basis and leased line tariffs have generally decreased in recent years. We provide different discounts to our customers on a case by case basis. See “Regulatory and Related Matters — Tariff Setting.”

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits for the years indicated as set by the Chinese government:

	Year Ended December 31,
	2004	2005	2006
	RMB
2Mbps
Intra-district	2,000	2,000	2,000
Inter-district	4,000	4,000	4,000
Intra-provincial(1)	6,000	6,000	6,000
Inter-provincial(1)	6,000	6,000	6,000
155Mbps
Intra-district	44,000	44,000	44,000
Inter-district	88,000	88,000	88,000
Intra-provincial(1)	132,000	132,000	132,000
Inter-provincial(1)	132,000	132,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Other Services

Our other services primarily include sales, repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in China. We devote substantial efforts in advertisements to promote recognition of and loyalty to our products and services. In order to respond to migration of our subscribers to mobile services and motivate our customers to continue to use our services, we have also packaged certain of our local and long distance services, differentiated price for one or more products and combined certain products into one integrated service plan to targeted customers to address their telecommunications needs. In 2006, we divided customers into three types: corporate customers, household customers and individual customers. We launched various service plans tailored for the needs of these different types of customers and devise our marketing effort accordingly. In particular, we promoted “BizNavigator” as our brand targeting corporate customers and launched “One Home” as our brand targeting household customers. The marketing of these brand names will help to change the public image of the Company from a traditional wireline operator to an integrated information services provider.

Sales, Distribution and Customer Services

In 2006, we continued to implement our dedicated service system, standardize and expand our business outlets, strengthen and promote our customer service hotlines, and improve our online customer services. By gradually integrating the dedicated service channel, electronic-based service channel, business outlet service channel and the agency service channel, we aim to provide our customers with more effective and efficient services.

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

Network System

We have been able to realize significant economies of scale as a result of the extensive coverage and scale of our network. Our network employs a variety of advanced technologies and suitable architecture and can be efficiently migrated to the next generation of network technology. Our network system is managed and operated by our experienced network management and maintenance teams and offers flexible functionality and reliable operation. It supports a comprehensive range of end-to-end wireline telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our networks and services are supported by our strong research and development capabilities. We have formulated viable plans in light of future advances in technology to migrate our network system smoothly to the next generation of network technology in order to protect our existing investments.

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

Network Capacity and Technology

Local access networks. We own extensive local access networks in our service regions. As of December 31, 2006, our local access networks covered all cities, counties and most rural villages in our service regions. As part of our strategic focus on the broadband and PHS network in order to optimize our network and improve utilization, we continue to expand our broadband local access networks utilizing our existing copper line resources and optimizing our PHS network. At the same time, we are selectively connecting additional large office buildings and business centers with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, cafes and office buildings to provide business travelers with broadband access services.

Transport network. Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links.

Wireline telephone networks. In 2006, we improved the overall service capacity of our switch telephone networks through the upgrade of the wireline networks to the intelligent networks and the application of the softswitch technology. The improvement of our networks facilitated the introduction of new services.

As of the end of 2006, we completed the upgrade of our wireline networks to intelligent networks. We have implemented the central management of subscriber data which in turn has improved the service capacity of our networks. The operating capacity of our customer-oriented networks, as well as their operating efficiency, have also improved.

In 2006, we applied softswitch technology into all levels of our networks. For international long distance telephone services, we are currently constructing international gateways that use softswitch technology in Guangzhou and Shanghai. For inter-provincial long distance telephone services, we have completed the construction of a Domestic Code layer 1, or DC1, softswitch network. We also expanded our intra-provincial softswitch networks by adding new networks.

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

China Telecom Next Carrying Network, or CN2, is our next generation core multi-service carrier platform and has been fully implemented. It is capable of supporting voice, managed data, and video services at the same time. It covers most of our local networks and nine overseas cities. As the carrier network within the telecommunications network, CN2 is capable of carrying softswitch network, 3G mobile network, video-on-demand service, CHINANET and other important services. In addition, as a high-quality Internet network, CN2 provides Multi-protocol Label Switch Virtual Private Network, or MPLS VPN, service and Internet access service.

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

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 36.6% of our total amount of annual purchases for 2006. Purchases from our largest supplier of telecommunications equipment accounted for approximately 12.7% of our total amount of annual purchases for 2006.

Information Technology Systems

Our strategic goal is to establish a new comprehensive information technology platform, CTG-MBOSS, in the next three to five years along with our strategic transformation from a traditional basic network operator into a modern integrated information services provider. CTG-MBOSS will include business support systems, or BSS, to support marketing and customer services, operation support systems, or OSS, to support network operation and resource allocation, management support systems, or MSS, to support management, enterprise and data architecture, or EDA, for data management, operation analysis and decision making, and the related information organization and control systems. Adoption of the enterprise application integration, or EAI, technology has allowed for interconnection among all major systems of our Company, enabling information sharing within our Company.

We have set up three phases for developing our information technology system. First, we plan to enable organized information sharing within our Company. To satisfy the operational needs of our Company, we plan to provide data upon request in a timely manner. Second, we plan to improve the operation and management efficiency, lower operation and information technology supporting cost by providing effective and organized information technology support. Third, we plan to apply for proprietory rights for our intellectual properties, train our dedicated IT supporting staff. In addition, by gaining experience through improving our own information technology system, we expect to provide third parties with more sophisticated IT services and make CTG-MBOSS a new growth driver.

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

Competition

We compete with other telecommunications service providers in our wireline telephone, Internet, managed data and leased line services. All of our principal competitors are wholly or majority owned by the Chinese government. Currently, providers of basic telecommunications services must apply for a license from the Ministry of Information Industry. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China. In China, there are currently two licensed mobile telecommunications service providers, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, and four wireline service providers, China Network Communications Group

Corporation, or China Netcom Group, China Unicom, China Railway Communication Co., Ltd., or China Railcom, and us. We face direct and indirect competition from our competitors in all of our services within our service regions.

During the implementation of our strategy to become an integrated information service provider, we will not only face competition in our traditional wireline service, but also in new services, including mobile telecommunications service. We also expect the level of competition to increase as further deregulation occurs within China’s telecommunications industry. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We face increasing competition, which may adversely affect our business growth and results of operations” and “— Regulatory and Related Matters — Licensing” included elsewhere under this Item.

Competition in Wireline Telephone Services

Local telephone services. Mobile service substitution for our wireline telephone services has been the principal competition to our local telephone services in recent years. Currently, compared with mobile service providers, our wireline telephone services continue to offer better voice quality, higher communication consistency, reliability and lower cost, and our wireless local access services also offer mobility within limited local areas. Mobile service providers, however, have a competitive advantage by providing unrestricted mobility and roaming capability.

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

China Mobile, China Netcom Group, China Unicom, China Railcom and China Satellite provide VoIP services that compete with our public switched telephone network and VoIP long distance services. We compete with these VoIP service providers on the basis of customer base, reliability, quality and coverage of networks and general service quality.

Competition in Internet Service

We compete with China Netcom Group, China Mobile, China Unicom and China Railcom with respect to Internet access services on the basis of customer base, brand name, coverage of access networks and cooperation with the providers of Internet content and applications.

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

Competitive Implications of China’s Accession to WTO

Since China’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in China. Like domestic service providers, foreign operators are subject to the licensing requirements of the Ministry of Information Industry. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in China. For example, the foreign ownership percentage in basic telecommunications services will be subject to a maximum limit of 49%. See “— Regulatory and Related Matters — Licensing” included elsewhere under this Item.

Foreign operators may have competitive advantages over us in terms of financial and management resources, network management and technical expertise. On the other hand, because foreign operators currently are prohibited from establishing wholly owned subsidiaries in the telecommunications industry in China, we believe that we are well positioned to establish strategic alliances with strong global operators in this respect. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We face increasing competition, which may adversely affect our business growth and results of operations”.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in China, some of which have been registered with the Trademark Office of the PRC State General Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2009, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between us and China Telecom Group — Trademark License Agreements”.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services, which are subject to different licensing requirements. Basic telecommunications services include, among others, wireline local and domestic long distance telephone services, international telecommunications services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA and 3G mobile communications services), satellite communications services, paging services, data communications services (such as Internet data transmission services, international data communications services), trunking services, network access services and domestic and international telecommunications facility services. Value-added telecommunications services include, among others, value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services).

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in China must apply for licenses from the Ministry of Information Industry. In accordance with the approval of the Ministry of Information Industry, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business.

China’s State Council has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications services subject to the approval of the Ministry of Information Industry and the Ministry of Commerce, formerly the Ministry of Foreign Trade and Economic Cooperation. Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises.

The table below summarizes the foreign ownership and geographic restrictions for telecommunications joint ventures in China:

Foreign Ownership Percentage and Geographic Restrictions

for Foreign-Invested Telecommunications Enterprises

	As of December 31,
Sector	2001		2002		2003		2004		2005	2006		2007
Wireline							25%			35%		49%
							(3 cities	)(1)		(17 cities	)(2)	(nationwide	)
Mobile	25%		35%				49%			49%
	(3 cities	)(1)	(17 cities	)(2)			(17 cities	)(2)		(nationwide	)
Value-added	30%		49%		50%
	(3 cities	)(1)	(17 cities	)(2)	(nationwide	)
Paging	30%		49%		50%
	(3 cities	)(1)	(17 cities	)(2)	(nationwide	)

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities are Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

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

The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing fixed or guidance tariff rates, which should be attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government”.

Under the Telecommunications Regulations, cost is the primary basis for tariff setting. In addition, the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services.

The Ministry of Information Industry has gradually liberalized the tariff level by allowing telecommunications provider to set tariffs below certain tariff ceilings and permitting them to package their products and services, which could essentially lower the actual price for certain products and services included in the package. Effective October 1, 2005, the Ministry of Information Industry and the National Development and Reform Commission set the tariff ceiling for wireline local inter-district telephone services, domestic long distance telephone services, and international, Hong Kong, Macau and Taiwan long distance telephone services. With respect to the tariffs for domestic and international long distance telephone services, telecommunications service providers are required to file the tariffs with the Ministry of Information Industry and the National Development and Reform Commission for record purpose, and, at the local level, the relevant provincial communications administrations and price bureaus. With respect to the tariffs for wireline local inter-district telephone services, filings of the tariffs with the relevant provincial communications administrations and price bureaus for record purpose are required. With respect to service discounts plans, filings with the Ministry of Information Industry or, if service discounts plans are provided by the provincial subsidiaries of the telecommunications operator, with the relevant provincial communications administrations, are required. Currently, the Ministry of Information Industry allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks to be set by service providers.

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

In October 2005, the Ministry of Information Industry issued the Notice on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, which provides for a new settlement arrangement standards for wireline local telephone operators. In January 2007, the Ministry of Information Industry issued a second notice, which provides for a further adjustment of the settlement standards for wireline local telephone operators. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

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

(2)    In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pay no more than RMB0.15 per minute to operator B.

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

Capital Investment

On July 16, 2004, the State Council promulgated the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, some investment projects, such as domestic backbone transmission network, require the National Development and Reform Commission’s approval.

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

The Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission promulgated the Interim Measures on Collection of Usage Fees of Telecommunications Network Numbers, or the Interim Measures, effective January 1, 2005. The Interim Measures provide for the standards and collection of usage fees of telecommunications network numbers. In accordance with the Interim Measures, telecommunications services providers, including us, shall pay the usage fees of telecommunications network numbers. In 2006, the usage fees for the telecommunications network numbers we currently use are approximately RMB110 million.

Quality of Service

Under the Telecommunications Regulations, the Ministry of Information Industry and the relevant provincial communications administration have the responsibility of supervising and monitoring the quality of services provided by telecommunications service providers in China. Under the Telecommunications Regulations, customers of telecommunications service providers have the right to submit complaints to the Ministry of Information Industry and the relevant provincial communications administration or other relevant government authorities.

On March 13, 2005, the Ministry of Information Industry promulgated the Telecommunications Services Standards. The Telecommunications Services Standards aim to protect the rights of the customers of telecommunications services and sets forth minimum quality requirements for telecommunications services provided by telecommunications operators.

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

Under the Consumer Protection Law of China, Consumers’ Associations can participate in the inspection and examination of goods and services by relevant governmental authorities; and customers can lodge their complaints with Consumers’ Associations, which can investigate the goods or services involved in the complaints, and mediate the complaints.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the Ministry of Information Industry has been given authority by the Chinese government to delineate the scope of its universal service obligations. The Ministry of Information Industry may also select universal service providers through a tendering process. The Ministry of Information Industry, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The Chinese government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the Chinese government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount , the approval process and the distribution of the compensation. However, the compensation from the Chinese government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

Under the Telecommunications Regulations, all Chinese telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the Chinese government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in China as transitional measures prior to the official implementation of a universal service obligation framework. Accordingly, China Telecom Group has initiated “Village to Village” projects and invested in the construction of network facilities in certain remote villages of Shaanxi province, Jiangxi province and Gansu province in 2005 and 2006, and in more villages in Shaanxi province in 2007. We have been requested by China Telecom Group to operate and maintain such network facilities from 2006 onwards, and China Telecom Group will compensate us for all the related expenses. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004 and December 15, 2005. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between us and China Telecom Group — Centralized Services Agreement”.

Properties

We conduct our business on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although a majority of the land and building titles to these properties have been registered in our name after they were acquired by us as part of our restructuring, certain land and building titles to these properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge of, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Ongoing Related Party Transactions between Us and China Telecom Group — Property Leasing Framework Agreements”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our selected financial data, in each case, together with the accompanying notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with IFRS. IFRS differs in a number of significant respects from US GAAP. Note 37 to our audited consolidated financial statements, included elsewhere in this annual report, contains information relating to the nature and effect of significant differences between IFRS and US GAAP as they relate to us and provides a reconciliation to US GAAP of our net income attributable to equity holders of the Company and equity attributable to equity holders of the Company. On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. On June 30, 2004, we acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. Because we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these companies have been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisitions are presented based on those restated amounts.

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

Financial Overview

Our total operating revenue increased by approximately 3.4%, from RMB169,310 million in 2005 to RMB175,093 million in 2006. Our total operating expenses increased by approximately 4.7%, from RMB130,356 million in 2005 to RMB136,483 million in 2006. The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Revenue:
Wireline telephone services:(1)
Local:
Installation fees	2,865	1.8%	2,970	1.8%	2,913	1.7%
Monthly fees	29,827	18.5%	30,351	17.9%	28,973	16.5%
Local usage fees	47,646	29.5%	47,624	28.1%	46,188	26.3%
Sub-total	80,338	49.8%	80,945	47.8%	78,074	44.5%
Domestic long distance(2)	26,231	16.3%	25,993	15.4%	25,517	14.6%
International, Hong Kong, Macau and Taiwan long distance(2)	3,788	2.3%	3,407	2.0%	3,140	1.8%
Interconnection(3)	10,719	6.6%	12,838	7.6%	14,095	8.1%
Upfront connection fees	8,458	5.3%	6,781	4.0%	4,971	2.8%
Sub-total	129,534	80.3%	129,964	76.8%	125,797	71.8%
Internet access(4) and value-added services	20,229	12.6%	27,838	16.4%	37,763	21.6%

Managed data services(5)	3,015	1.9%	2,958	1.8%	3,031	1.7%

Leased line and other services(6)	8,434	5.2%	8,550	5.0%	8,502	4.9%

Total operating revenue	161,212	100.0%	169,310	100.0%	175,093	100.0%

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling card services. Revenue from prepaid calling card services is recognized as the services are provided to our customers.

(2)	Includes revenue from our VoIP long distance services.
(3)	Includes charges to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to our wireline telecommunications networks.
(4)	Includes revenue from dial-up and broadband Internet access services.
(5)	Includes revenue from DDN, frame relay and ATM services.
(6)	Revenue from other services includes revenue from sales, repairs and maintenance of certain customer-end equipment, construction of telecommunications network and infrastructure for customers.

Our total operating revenue increased from RMB169,310 million in 2005 to RMB175,093 million, or approximately 3.4%, in 2006. Revenue from our interconnection, Internet access and value-added services, and managed data services increased while revenue from local telephone services, long distance telephone services and leased line and other services decreased.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	47,170	29.3%	49,652	29.3%	51,272	29.2%
Network operations and support expenses(1)	27,611	17.1%	30,334	17.9%	30,723	17.5%
Selling, general and administrative expenses(1)	19,229	11.9%	19,892	11.7%	22,214	12.7%
Personnel expenses	23,233	14.4%	24,960	14.7%	26,019	14.9%
Interconnection charges and other expenses	4,139	2.6%	5,518	3.4%	6,255	3.6%
Total operating expenses	121,382	75.3%	130,356	77.0%	136,483	77.9%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by approximately 4.7% from RMB130,356 million in 2005 to RMB136,483 million in 2006. Our depreciation and amortization expenses increased approximately by 3.3% in 2006. Our network operations and support expenses increased by approximately 1.3% in 2006. Our selling, general and administrative expenses, our personnel expenses and our interconnection and other operating expenses increased approximately 11.7%, 4.2% and 13.4% respectively. Our selling, general and administrative expenses increased due to the increase of the advertisement and promotion expense in retaining and expanding our subscriber base and promoting our corporate brand and customer brand to bring our business in line with our strategic transformation, as well as the launch of advertising and promotion campaigns in tandem with various marketing initiatives. Our personnel expenses increased due to an increase in reward to employees with high performance in order to provide incentive and motivation to our employees. Our interconnection charges and other operating expenses increased due to the growth in long-distance voice and SMS interconnections. As a percentage of total operating revenue, total operating expenses remained stable at approximately 77.9% in 2006 compared to 77.0% in 2005.

Our operating income decreased by approximately 0.9%, from RMB38,954 million in 2005 to RMB38,610 million in 2006.

The following table sets forth our total operating revenue, operating expenses, operating income and net income attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	161,212	100.0%	169,310	100.0%	175,093	100.0%
Operating expenses	121,382	75.3%	130,356	77.0%	136,483	77.9%
Operating income	39,830	24.7%	38,954	23.0%	38,610	22.1%
Net income attributable to equity holders of the Company	28,023	17.4%	27,912	16.5%	27,142	15.5%
Cash flows from operating activities	66,078	—	68,359	—	74,506	—

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

We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives during any of the three years ended December 31, 2006.

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of impairment loss is the difference between the carrying amounts of the assets and their recoverable amounts. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under US GAAP, an impairment loss on property, plant and equipment is recorded if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. For the years ended December 31, 2004, 2005 and 2006, we recognized impairment losses of RMB88 million, RMB163 million and nil, respectively under both IFRS and US GAAP which resulted in the carrying value of certain equipment for outdated telecommunications services to be fully written off. Such losses are classified as network operations and support expenses in our consolidated statement of income.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued as of December 31, 2001, and the property, plant and equipment of the companies that we acquired in 2003 and 2004 were revalued as of December 31, 2002 and December 31, 2003, respectively. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. We revalued our property, plant and equipment on a depreciated replacement cost basis as of December 31, 2004. We did not revalue our property, plant and equipment during the years ended December 31, 2005 and 2006 as we believe no items of property, plant and equipment experienced significant and volatile movements in fair value during the years. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no significant changes to the estimated customer relationship period for any of the three years ended December 31, 2006.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2006:

	Year Ended December 31,
	2004	2005	2006
	(RMB in millions)
At beginning of year	1,818	1,682	1,504
Impairment losses for bad and doubtful debts	1,121	1,274	1,221
Accounts receivable written off	(1,257)	(1,452)	(1,229)

At end of year	1,682	1,504	1,496

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2006 financial statements, the International Accounting Standards Board, or IASB, has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2006 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 7, Financial instruments: disclosures	January 1, 2007
IFRS 8, Operating segments	January 1, 2009
IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	March 1, 2006
IFRIC 8, Scope of IFRS 2	May 1, 2006
IFRIC 9, Reassessment of embedded derivatives	June 1, 2006
IFRIC 10, Interim financial reporting and impairment	November 1, 2006
IFRIC 11, IFRS2 – Group and treasury share transactions	March 1, 2007
IFRIC 12, Services concession arrangements	January 1, 2008
Amendment to IAS 1, Presentation of financial statements: capital disclosures	January 1, 2007
Revised guidance on implementing IFRS 4	January 1, 2007

We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that the adoption of the above amendments, revised guidance, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

Recently Issued U.S. Accounting Standards

Up to the date of issue of our 2006 financial statements, the Financial Accounting Standards Board, or FASB, has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2006 and which have not been adopted in these financial statements:

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Currently, we do not expect the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN48”). FIN 48 requires that our Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. Currently, we do not expect the adoption of this Interpretation will have a material effect on our consolidated financial statements.

A.	Operating Results

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenue

Our operating revenue grew by RMB5,783 million, or approximately 3.4%, from RMB169,310 million in 2005 to RMB175,093 million in 2006. This increase primarily reflected the revenue growth from Internet access service, value-added services and interconnection services, which was partially offset by a decrease in revenue from local telephone services, domestic long distance services, and International, Hong Kong, Macau and Taiwan long distance services.

Local Telephone Services.

Revenue from our local wireline telephone services decreased by approximately 3.5%, from RMB80,945 million in 2005 to RMB78,074 million in 2006. The decrease in revenue was primarily due to the facts that the declining tariffs for mobile telephone services have narrowed the gap between mobile service tariffs and wireline service tariffs and that mobile operations have further exacerbated the diversion from wireline services, causing a drop in our local voice ARPU. Revenue from local telephone services accounted for 44.6% of our total operating revenue in 2006, compared to approximately 47.8% in 2005. As of December 31, 2006, the total number of our local telephone access lines increased by 12.9 million, or approximately 6.2%, from 210.1 million in 2005 to 223.0 million in 2006.

•

Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees decreased by approximately 1.9%, from RMB2,970 million in 2005 to RMB2,913 million in 2006. The decrease was primarily due to a decrease of the addition of new subscribers in 2006.

•	Monthly Fees. Monthly fee revenue decreased by approximately 4.5%, from RMB30,351 million in 2005 to RMB28,973 million in 2006.

•

Local Usage Fees. Revenue from local usage fees decreased from RMB47,624 million in 2005 to RMB46,188 million in 2006. Local voice usage volume decreased by approximately 6.0% to 422.6 billion pulses in 2006 from 449.4 billion pulses in 2005. Due to the intensifying mobile substitution and the diversification of means of communication, revenue contribution by traditional voice usage had dropped in 2006.

Domestic Long Distance Services. Domestic long distance revenue decreased by approximately 1.8%, from RMB25,993 million in 2005 to RMB25,517 million in 2006, while domestic long distance telephone usage volume increased from 93,817 million minutes in 2005 by approximately 1.9%, to 95,567 million minutes in 2006. The decrease in domestic long distance revenue was due to a decrease in average unit price from RMB0.28 per minute in 2005 to RMB0.27 per minute in 2006, as a result of increasingly competitive market environment. The average unit price is largely affected by the intensity of competition with other domestic telecommunications operators. We cannot assure you that the decreasing trend in average unit price will not continue in the future.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 7.8%, from RMB3,407 million in 2005 to RMB3,140 million in 2006, while the usage volume of our international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 6.4%, from 1,711 million minutes in 2005 to 1,601 million minutes in 2006. The decrease in revenue was attributable to decreases in usage and average unit price from RMB1.99 per minute in 2005 to RMB1.96 per minute in 2006, as a result of intensified competition. We cannot assure you that the decreasing trends in usage and average unit price will not continue.

Interconnection Services. Revenue from interconnection fees increased by approximately 9.8%, from RMB12,838 million in 2005 to RMB14,095 million in 2006. This increase was primarily due to an increase in interconnection volume resulting from the expansion of the domestic telecommunications services subscriber base and the traffic volume expansion in the telecommunications market. In 2006, our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB7,883 million, representing an increase of approximately 7.0% compared to RMB7,365 million in 2005.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Due to the regulation change effective on July 1, 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 26.7%, from RMB6,781 million in 2005 to RMB4,971 million in 2006.

Internet Access and Value-Added Services. Revenue from our Internet access and value-added services increased by 35.7% from RMB27,838 million in 2005 to RMB37,763 million in 2006, representing 21.6% of our operating revenue. The increase in the Internet access service was primarily due to the continuous expansion of our broadband subscriber base in recent years. The number of our broadband subscribers increased from 21.0 million as of December 31, 2005 to 28.3 million as of December 31, 2006. The increase in value-added service was primarily due to the rapid development of comprehensive information application services, SMS, caller ID service, Color Ring Tone and telephone information services.

Managed Data Services. Revenue from managed data services increased by approximately 2.5%, from RMB2,958 million in 2005 to RMB3,031 million in 2006. The increase was primarily due to increased demand of subscribers for network resources.

Leased Line and Other Services. Revenue from leased line and other services decreased by approximately 0.6%, from RMB8,550 million in 2005 to RMB8,502 million in 2006.

Operating Expenses

Total operating expenses increased by approximately 4.7%, from RMB130,356 million in 2005 to RMB136,483 million in 2006.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 3.3%, from RMB49,652 million in 2005 to RMB51,272 million in 2006, mainly due to an increase in property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue remained at 29.3%.

Network Operations and Support Expenses. Our network operations and support expenses increased by approximately 1.3%, from RMB30,334 million in 2005 to RMB30,723 million in 2006.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 11.7% to RMB22,214 million in 2006 from RMB19,892 million in 2005. The increase was primarily due to our increased advertisement and promotion expenses in retaining and expanding our subscriber base and promoting our corporate brand and customer brand to bring our business in line with our strategic transformation. We also launched advertising and promotion campaigns in tandem with various marketing initiatives.

Personnel Expenses. Personnel expenses increased by approximately 4.2%, from RMB24,960 million in 2005 to RMB26,019 million in 2006. This increase was primarily due to an increase in rewards to employees with good performance in order to provide sufficient incentive and motivation to our employees.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by approximately 13.4%, from RMB5,518 million in 2005 to RMB6,255 million in 2006. This increase was primarily due to the significant growth in long-distance voice and the SMS interconnections.

Net Finance Costs

In 2006, our net finance costs decreased by 4.7% from RMB4,895 million in 2005 to RMB4,667 million in 2006. Our interest expense decreased by 10.9%, or RMB622 million, from RMB 5,701 million in 2005 to RMB5,079 million in 2006 due to the repayment of borrowing, and reduction in average interest rate through various measures including the issuance of short term commercial paper. On April, 2006, our Company issued short term commercial paper in the aggregate principal amount of RMB20 billion due in one year with an annual interest rate of 3.05%. The short term commercial paper was issued through a book-building and centralized placing process in the PRC inter-bank debenture market at a discount to its par value. We consider that substituting other financing with short term commercial paper has enabled us to lower our finance costs.

Among the components of net finance costs, we recorded a net exchange gain of RMB86 million in 2006, as compared to a net exchange gain of RMB563 million in 2005 due to the decrease in magnitude of appreciation of Renminbi against U.S. Dollar and Japanese Yen in 2006. According to the exchange rates published by the People’s Bank of China on December 29, 2006, the exchange rates of Renminbi to US dollars and Japanese Yen increased by 3.3% and 4.7%, respectively, from December 30, 2005.

Income Tax

Our statutory income tax rate is 33%. In 2006, our income tax expense was RMB6,754 million, representing an effective tax rate of 19.9%, as compared to 18.1% in 2005. The increase of the effective tax rate was primarily due to the decrease in upfront connection fees which were non-taxable. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our subsidiaries received tax credits of RMB1,413 million on the purchases of domestic equipment in 2006. As the tax credit on purchases of domestic equipment is subject to review and approval from regulatory authorities, we cannot assure you regarding their impact on the effective tax rate in future years. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (the “new Tax Law”), which will take effect on January 1, 2008. According to the new Tax Law, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit”, as defined in the new Tax Law, will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. As a result of the new Tax Law, we expect that the income tax rate applicable to the Company and certain of our subsidiaries will be gradually reduced from 33% to 25% from January 1, 2008. However, since the detailed implementation rules as to how the existing preferential rates will gradually be increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, we cannot yet estimate the impact of the new Tax law on the deferred tax assets and liabilities of certain subsidiaries which are being taxed at preferential rates. The financial effect of the new Tax Law, if any, will be reflected in our Company’s 2007 financial statements. The enactment of the new Tax Law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB27,142 million in 2006, with net margin of approximately 15.5%, compared to net income attributable to equity holders of the Company of RMB27,912 million with net margin of approximately 16.5% in 2005.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

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

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 10.1%, from RMB3,788 million in 2004 to RMB3,407 million in 2005, while the usage volume of our international, Hong Kong, Macau and Taiwan long distance services increased by approximately 3.4%, from 1,654 million minutes in 2004 to 1,711 million minutes in 2005. The decrease in revenue was attributable to a decrease in average unit price, which decreased from RMB2.29 per minute in 2004 to RMB1.99 per minute in 2005, as a result of intensified competition. As the average unit price is largely affected by the intensity of competition with other domestic telecommunications operators, we cannot reasonably estimate if the decreasing trend in average unit price will not continue.

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

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased to RMB19,892 million in 2005 from RMB19,229 million in 2004. Selling and marketing expenses increased by approximately 6.3% from RMB13,019 million in 2004 to RMB13,840 million in 2005 due to the our increased advertisement and promotion expenses to promote our corporate image, our core and new services to bring the services in line with our strategic transformation. We also launched advertising and promotion campaigns in tandem with various marketing initiatives. General and administrative expenses decreased by approximately 2.5%, from RMB6,210 million in 2004 to RMB6,052 million in 2005 due to strict expenditure control.

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

Income Tax

Our statutory income tax rate is 33%. In 2005, our income tax expense was RMB6,160 million, representing an effective tax rate of 18.1%, as compared to 15.6% in 2004. The increase of the effective tax rate was primarily due to the decrease in upfront connection fees which were non-taxable. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our subsidiaries received tax credits of RMB1,478 million on the purchases of domestic equipment in 2005. As the tax credit on purchases of domestic equipment is subject to review and approval from regulatory authorities, we cannot assure you regarding their impact on the effective tax rate in future years. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB27,912 million in 2005, with net margin of approximately 16.5%, compared to net income attributable to equity holders of the Company of RMB28,023 million with net margin of approximately 17.4% in 2004.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(RMB in millions)
Cash flows from operating activities	66,078	68,359	74,506
Net cash used in investing activities	(56,353)	(51,894)	(49,997)
Net cash used in financing activities	(8,981)	(14,809)	(21,439)

Increase in cash and cash equivalents	744	1,656	3,070

Cash and cash equivalents increased by approximately 20.3%, from RMB15,121 million as of December 31, 2005 to RMB18,191 million as of December 31, 2006. Our net cash inflow was RMB3,070 million in 2006, as compared with a net cash inflow of RMB1,656 million in 2005.

Our principal source of liquidity is cash generated from operating activities, which reached RMB74,506 million in 2006, an increase of RMB6,147 million from RMB68,359 million in 2005. This increase was primarily due to the steady growth in our business and an improvement in our operating efficiency.

Net cash used in investing activities decreased by RMB1,897 million from 2005 to RMB49,997 million in 2006 due to a further decrease in capital expenditure, which was primarily due to effective control over the scale of capital expenditure and reduction in capital expenditure on wireless local access service.

Net cash used in financing activities was RMB21,439 million in 2006, while net cash used in financing activities was RMB14,809 million in 2005. This change was primarily due to the continued repayment of certain long term borrowings in 2006, and net cash used in repaying such borrowings (the difference between the cash from borrowings and the cash for repaying borrowings) increased from RMB9,046 million in 2005 to RMB14,969 million in 2006. In April 2006, we issued short term commercial paper in the aggregate principal amount of RMB20 billion with an annual interest rate of 3.05%.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB117,012 million as of December 31, 2006, compared to a deficit of RMB120,313 million as of December 31, 2005.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2007. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2006, we had available credit facilities of RMB40,268 million from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2004	2005	2006
	(RMB in millions)
Short-term debt	65,976	76,005	79,516
Current portion of long-term debt	11,842	8,963	8,242
Current portion of finance lease obligations	156	108	48
Long-term debt, excluding current portion	72,366	55,777	37,257
Finance lease obligations, excluding current portion	157	52	—

Total debt	150,497	140,905	125,063

We finance a significant portion of our business operations with short-term loans obtained from commercial banks in China. In addition, we issued short-term commercial paper with a nominal value of RMB20 billion in April 2006 to meet the working capital requirement of our operations. Our short-term debt constituted approximately 37.8% of our total liabilities as of December 31, 2006. The weighted average interest rate of our short-term debt was 3.7% as of December 31, 2006, representing a decrease of 0.5% from that as of December 31, 2005.

Our total debt decreased by RMB15,842 million from RMB140,905 million as of December 31, 2005 to RMB125,063 million as of December 31, 2006, primarily due to the repayment of certain long-term borrowings with the net cash generated from our operating activities. Consequently, our debt-to-asset ratio (total debt divided by total assets) decreased from approximately 33.8% in 2005 to approximately 30.2% in 2006. We believe that our Company has maintained a solid capital structure.

Excluding the deferred consideration for the acquisitions of RMB30,150 million (2005: RMB40,150 million) our long-term debt (including current portion) decreased from RMB24,590 million as of December 31, 2005 to RMB15,349 million as of December 31, 2006. In contrast, our short-term debt increased from RMB76,005 million as of December 31, 2005, to RMB79,516 million as of December 31, 2006.

Of our total debt as of December 31, 2006, approximately 96.5%, 1.6%, 1.1% and 0.7% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations. We do not have any financial instruments held for trading purposes as of December 31, 2006.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2006 may differ from the amounts indicated below.

	Year Ended December 31,
	2005	2006	2007 (Planned)
	(RMB in millions)
Total capital expenditure	53,864	49,085	47,000

In 2006, we continued our prudent policy on capital expenditure. Our capital expenditure decreased by 8.9%, from RMB53,864 million in 2005 to RMB49,085 million in 2006. In accordance with our strategic transformation, we further optimized our capital expenditure structure and significantly reduced the capital expenditure on wireless local access service and increased our investment in Internet access and data network. The percentage of our capital expenditure on wireless local access service to the total capital expenditure decreased by 9.4 percentage points to 6.0% in 2006 from 15.4% in 2005, and the percentage of our capital expenditure on Internet access and data network to the total capital expenditure increased by 8.8 percentage points to 29.5% in 2006 from 20.7% in 2005.

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

As of December 31, 2006, we did not have any outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

	Payable in
	Total	2007	2008	2009	2010	2011	Thereafter
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	79,516	79,516	—	—	—	—	—
Long-term debt	45,499	8,242	3,815	656	246	208	32,332
Interest payable	13,791	3,533	1,725	1,627	1,615	1,609	3,682
Operating lease commitments	1,773	468	315	266	223	172	329
Finance lease obligations	48	48	—	—	—	—	—
Capital commitments	3,402	3,402	—	—	—	—	—

Total contractual obligations	144,029	95,209	5,855	2,549	2,084	1,989	36,343

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments. See Note 29 to our audited consolidated financial statements for the contractual obligations relating to the post employment benefit plans.

G.	US GAAP Reconciliation

Our financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The difference, as it applies to our financial statements, primarily relates to the US GAAP requirement that property, plant and equipment be carried at historical cost and depreciated, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated. See Note 37 to our financial statements included elsewhere in this annual report for further information relating to this difference and a description of recently issued U.S. accounting standards.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 9, 2005, election of new members and re-election of current members of the Board of Directors was conducted which resulted in the second session of the Board of Directors, consisting of fifteen directors with nine executive directors, one non- executive director, and five independent non-executive directors, each having a period of office of three years. Currently, our Board of Directors consists of fourteen directors with eight executive directors, one non- executive director, and five independent non-executive directors.

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, China 100032.

Name	Age	Position
Wang Xiaochu	49	Chairman of the Board of Directors and Chief Executive Officer
Leng Rongquan	58	Executive Director, President and Chief Operational Officer
Wu Andi	52	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	51	Executive Director and Executive Vice President
Huang Wenlin	53	Executive Director and Executive Vice President
Li Ping	53	Executive Director and Executive Vice President
Yang Jie	45	Executive Director and Executive Vice President
Sun Kangmin	50	Executive Director and Executive Vice President
Li Jinming	55	Non-executive Director
Zhang Youcai	66	Independent Non-executive Director
Lo Hong Sui, Vincent	59	Independent Non-executive Director
Shi Wanpeng	70	Independent Non-executive Director
Xu Erming	57	Independent Non-executive Director
Tse Hau Yin, Aloysius	59	Independent Non-executive Director
Yung Shun Loy, Jacky	44	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Wang Qi	52	Controller

Wang Xiaochu, age 49, is Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang has held positions such as director general and deputy director general of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation and Chairman of the board of directors and a non-executive director of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and received a Doctorate degree in Business Administration from The Hong Kong Polytechnic University in 2005. He has over 26 years of management experience in the telecommunications industry.

Leng Rongquan, age 58, is Executive Director, President and Chief Operating Officer of our Company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), deputy director general of the DGT of the MPT, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng is also Vice President of China Telecommunications Corporation. Mr. Leng has 31 years of operational management experience in the telecommunications industry in the PRC.

Wu Andi, age 52, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our Company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry, and Director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 25 years of financial management experience in the telecommunications industry in China.

Zhang Jiping, age 51, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing University of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a postgraduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was Deputy Director General of DGT of MPT, and a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. Mr. Zhang is also Vice President of China Telecommunications Corporation and Chairman and General Manager of Northern Telecom Co., Ltd. under China Telecommunications Corporation. Mr. Zhang has 25 years of operational and managerial experience in the telecommunications industry in China.

Huang Wenlin, age 53, is Executive Director and Executive Vice President of our Company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing University of Posts and Telecommunications with a major in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 32 years of operational and managerial experience in the telecommunications industry in China.

Li Ping, age 53, is Executive Director and Executive Vice President of our Company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing University of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the state University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT of the MPT. Mr. Li is also Vice President of China Telecommunications Corporation, and Vice Chairman of the board of directors and an executive director and Chief Executive Officer of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 31 years of operational and managerial experience in the telecommunications industry in China.

Yang Jie, age 45, is Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a Bachelor degree in radio engineering. He then obtained a Master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 23 years of operational and managerial experience in the telecommunications industry in China.

Sun Kangmin, age 50, is Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 23 years of operational and managerial experience in the telecommunications industry in China.

Li Jinming, age 55, is Non-executive Director of our Company. Mr. Li is Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic shareholders of the Company, and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate program in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He holds an EMBA degree from Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Zhang Youcai, age 66, is Independent Non-executive Director of our Company. He is currently a member of the Standing Committee of the National People’s Congress, vice-chairman of the Financial and Economic Affairs Committee and the chairman of the China Chief Financial Officer Association. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government financial and accounting policies. Mr. Zhang has contributed to the improvement and reform of the financial and accounting systems of China over decades. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang is also the Chairman of the Supervisory Committee of China Petroleum & Chemical Corporation. Mr. Zhang has more than 41 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Vincent Hong Sui Lo, age 59, is Independent Non-executive Director of our Company. Mr. Lo is the Chairman and Chief Executive Officer of the Shui On Group which was founded by him in 1971. He is also the Chairman of Shui On Construction And Materials Limited, and the Chairman and Chief Executive Officer of Shui On Land Limited. Mr. Lo is a Member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Vice

Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HK Thailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999 and was named Businessman of the Year by the Hong Kong Business Awards in 2001. He also won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002. In 2005, he was awarded the Chevalier des Arts et des Lettres by the French government.

Shi Wanpeng, age 70, is Independent Non-executive Director of our Company. He is currently a member of the Standing Committee of the Tenth Chinese People’s Political Consultative Conference. Mr. Shi graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. He is a Professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, Deputy Director of Economic and Trade Office of the State Council, Chairman of China Textile Industry Association and Vice Chairman of the State Economic and Trade Commission (minister level). Mr. Shi is also an Independent Director of China Petroleum & Chemical Corporation. He has more than 41 years of operational and managerial experience in state-owned enterprise and state industry development of China.

Xu Erming, age 57, is Independent Non-executive Director of our Company. He currently serves as the Deputy Dean of the Graduate School and professor and the supervisor of the PhD candidates of Renmin University of China. Professor Xu is also the Deputy Secretary-General of the Tenth Session of the Academic Committee, as well as a member of the Third Session of the University Affairs Committee of the Renmin University of China. He also serves as the Associate Convener of the Fifth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, a member of China’s National MBA Education Advisory Committee, deputy chairman of the Chinese Enterprise Management Research Association, and the chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances.

Tse Hau Yin, Aloysius, age 59, is Independent Non-executive Director of our Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank, Limited and Linmark Group Limited and is currently the Chairman of the International Advisory Council of The People’s Municipal Government of Wuhan. The Board of Directors of our Company has determined that Mr. Tse’s service on these other audit committees does not impair his ability to effectively serve on the Company’s audit committee. Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is the former president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Yung Shun Loy, Jacky, age 44, is the Assistant Chief Financial Officer, qualified accountant and Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants of United Kingdom. Mr. Yung is also a Certified Practising Accountant of Australia. Mr. Yung has nearly 21 years of experience in auditing, company secretary and senior financial management of listed companies.

Wang Qi, age 52, is the controller of our Company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in International Economics and a Master degree in International Management. Prior to joining the Company, Mr. Wang served as a Deputy Director General of Anhui PTA.

Mr. Wang also served as a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also the Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 32 years of managerial and accounting experience in the telecommunications industry in China.

There is no family relationship between any of our directors or executive officers.

On March 22, 2006, Mr. Wei Leping resigned from the position of executive vice president of our Company, and submitted resignation from the position of executive director, which became effective after approval in the 2005 annual general meeting on May 23, 2006.

Mr. Li Ping resigned from the position of joint company secretary of our Company, which became effective from October 26, 2006. After the resignation of Mr. Li Ping, Mr. Yung Shun Loy, Jacky, the other joint company secretary of our Company, continues to serve as the company secretary of our Company.

Supervisors

The following table sets forth certain information concerning our supervisors.

Name	Age	Position
Xiao Jinxue	43	Supervisor
Zhu Lihao	66	Independent supervisor
Xu Cailiao	43	Supervisor
Ma Yuzhu	53	Supervisor (Employee Representative)
Wang Haiyun	43	Supervisor

Xiao Jinxue, age 43, is the Managing Director of the Corporate Strategy Department (Legal Department) of the Company. He graduated from Beijing Institute of Posts and Telecommunications in 1987 with a master degree in Engineering Management. Prior to his current position, Mr. Xiao served as the Assistant Dean at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and a Standing Committee Member and the Deputy Managing Director of the Beijing Research Institute of China Telecom Group. He is a senior engineer and has 20 years of managerial experience in the telecommunications industry in China.

Zhu Lihao, age 66, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a member of The Chinese Institute of Certified Public Accountants. She graduated from Engineering Economics Department of Beijing Mining College in 1963. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has 44 years of experience in management and auditing.

Xu Cailiao, age 43, is a Supervisor on our Supervisory Committee. He is currently a Director of the Corporate Strategic Department of our Company. He graduated from the School of Law of Peking University in 1987 and obtained a Master degree in Law. Previously, he was a Director of the State Commission for Economic Restructuring and the Managing Director of the Hong Kong branch of Irico Group etc. He was qualified to practice law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Ma Yuzhu, age 53, is an Employee Representative Supervisor on our Supervisory Committee. He is currently a Director of the Corporate Culture Department of our Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a major in telecommunications. Mr. Ma studied part- time in Australian National University in 2000 and obtained a Master degree in

International Business Administration in 2001. Mr. Ma previously served as Director General in China Communications Construction No. 1 engineering bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 31 years of telecommunications construction and operational management experience in the telecommunications industry.

Wang Haiyun, age 43, is the Deputy Director of the Audit Department of the Company. Ms. Wang graduated with a Bachelor degree in financial accounting from Jiangxi University of Finance and Economics in 1985. Prior to her current position, she worked in finance-related jobs serving at the Research Institute for Fiscal Science of Ministry of Finance, Zhong Zhou CPA Co. Ltd., and the Telecommunications Headquarters of the Ministry of Posts and Telecommunications. She is a senior accountant and has 22 years of finance and audit experience.

In March 2007, Ms. Zhang Xiuqin resigned from the position of Supervisor and chairperson of the Supervisory Committee and Mr. Li Jian resigned from the position of Supervisor. Our Company has elected Mr. Xiao Jinxue and Ms. Wang Haiyun as the Supervisors of the Company. The above resignations and appointments became effective after approval in the 2006 annual general meeting held on May 29, 2007. The chairperson of the Supervisory Committee is expected to be elected in the next meeting of the Supervisory Committee.

B.	Compensation

Compensation of Executive Directors and Supervisors

Our directors and supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2006 was approximately RMB13 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	thousands	thousands	thousands	thousands	thousands	thousands
2006
Executive directors
Wang Xiaochu	—	324	745	—	64	1,133
Leng Rongquan	—	291	671	—	58	1,020
Wu Andi	—	276	633	314	54	1,277
Zhang Jiping	—	276	633	314	54	1,277
Huang Wenlin	—	276	633	314	54	1,277
Li Ping	—	276	633	314	54	1,277
Wei Leping	—	108	107	162	22	399
Yang Jie	—	276	633	—	52	961
Sun Kangmin	—	276	633	—	53	962

Independent non-executive directors
Zhang Youcai	150	—	—	—	—	150
Vincent Lo Hong Sui	200	—	—	—	—	200
Shi Wanpeng	150	—	—	—	—	150
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	500	—	—	—	—	500

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
Supervisors
Zhang Xiuqin	—	142	218	236	50	646
Li Jian	—	131	174	170	40	515
Xu Cailiao	—	109	188	144	36	477
Ma Yuzhu	—	173	263	236	50	722

Independent supervisor
Zhu Lihao	75	—	—	—	—	75
	1,225	2,934	6,164	2,204	641	13,168

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

In March 2003, our remuneration committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In March 2005, our remuneration committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, our remuneration committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from the date of grant and an exercise price of HK$2.85 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the years ended December 31, 2004, 2005 and 2006, 70 million, 70 million and 67 million stock appreciation right units were exercised, respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the years ended December 31, 2004, 2005 and 2006, compensation expense recognized in respect of stock appreciation rights was RMB70 million, RMB81 million and RMB514 million, respectively.

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

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members, Mr. Zhang Youcai, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. Usually, the Committee meets at least three times each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors, and approval of services provided by the independent auditors. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2006, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s annual and interim financial statements, related party transactions and implementation reports, the appointment and fees of independent auditors, the assessment report of our internal control, report on the internal audit, and the Strategic Agreement between our Company and China Communications Services Corporation Limited.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Shi Wanpeng, Mr. Vincent Hong Sui Lo and Mr. Xu Erming, all of whom are independent non- executive directors. The

Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. Usually, the Remuneration Committee meets at least twice each year. The Charter of the Remuneration Committee was approved by our Board of Directors in March 2005, pursuant to which its principal responsibilities include making recommendations to the Board of Directors on our overall remuneration policies and structure relating to compensation of directors and senior management, determining the specific remuneration packages of all executive directors and senior management and reviewing and approving performance-based compensation.

In 2006, the Remuneration Committee held one meeting, at which it approved the Proposal Related to Second Phase of Granting the Stock Appreciation Rights and recommended the Board of Directors to approve such proposal. Each member of the Remuneration Committee declared that there was no conflict between the proposal and his personal interest in his review of such proposal.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Shi Wanpeng, Mr. Zhang Youcai, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, all of whom are independent non-executive directors. The Nomination Committee is accountable to the Board of Directors and regularly reports to it on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board of Directors in September 2005, pursuant to which its principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of, individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors in particular chairman and chief executive officer.

The Nomination Committee did not convene in 2006 because there was no proposal of appointment or replacement of directors.

Independent Director Committee

The Independent Director Committee was established on August 30, 2006 to review the Engineering Framework Agreement and the transactions thereunder, the Interconnection Settlement Agreement and the transactions thereunder, and the Strategic Agreement with China Communications Services Corporation Limited. It consisted of five independent directors, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius.

D.	Employees

General

As of December 31, 2006, we had 243,072 employees. The table below sets forth the numbers of our employees by their functions as of December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004(1)		2005		2006
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	40,240	15.9	38,975	15.9	38,899	16.0
Sales and marketing	114,872	45.4	113,329	46.3	113,342	46.6
Operations and maintenance	96,844	38.3	91,443	37.3	89,728	36.9
Others	1,094	0.4	1,120	0.5	1,103	0.5
Total	253,050	100.0	244,867	100.0	243,072	100.0

(1)	The number of the employees in 2004 included the employees of the ten companies acquired in the Second Acquisition in 2004.

As of December 31, 2006, we also employed approximately 95,544 staffs seconded by third parties.

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for managerial staff and senior engineers). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2006, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of June 15, 2007 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital and certain state-owned shareholders of our Company.

Title of Shares	Identity of Person or Group	Amount Owned	Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	8.37%	6.94%
H shares	Commonwealth Bank of Australia	1,228,624,000	8.85%	1.52%
H shares	UBS AG	1,101,690,416	7.94%	1.36%

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, China 100032, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong province, China, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong province. Commonwealth Bank of Australia, located at Level 7, 48 Martin Place, Sydney, NSN, 1155. UBS AG, located at 52/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of June 15, 2007, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.

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

Our independent non-executive directors have confirmed that all connected transactions for the year ended December 31, 2006 to which our Company was a party:

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

On April 13, 2004, our Company and China Telecom Group entered into Supplemental Trademark License Agreement, and Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement, Provincial Optic Cable Line Leasing Agreement, effective from June 30, 2004. Also on April 13, 2004, our Company and China Telecom Group entered into Comprehensive Service Agreement, effective from January 1, 2004. On August 30, 2006, the Centralized Services Agreement, the Comprehensive Services Agreement, the Property Leasing Agreements, the IT Services Agreements, and the Equipment Procurement Agreements were renewed for further periods of one year from January 1, 2007 to December 31, 2007.

After our restructuring in connection with our initial public offering in 2002 and our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, certain ancillary and mostly non-telecommunications related business and assets within our service regions are operated or held by certain subsidiaries of China Telecom Group. On August 30, 2006, our Company and China Telecom Group entered into a number of agreements to replace the Property Leasing Framework Agreements, the IT Services Framework Agreements, the Equipment Procurement Services Framework Agreements, the Engineering Framework Agreements, the Community Services Framework Agreements and the Ancillary Telecommunications Services Framework Agreements that were entered into between our subsidiaries and the subsidiaries of China Telecom Group. Under the new agreements, the parties to the above related party transactions are changed to our Company and China Telecom Group. The other terms and conditions in the above related party transactions agreements remain unchanged.

Trademark License Agreements

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks with the State Trademark Office under the PRC State General Administration for Industry and Commerce. Under the trademark license agreement dated September 10, 2002 and the supplemental trademark license agreements dated October 26, 2003 and April 13, 2004, China Telecom Group has granted to our Company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis. The license granted under the trademark license agreement and the supplemental trademark license agreements will expire on December 31, 2009 and is automatically renewable for further periods of three years at our option.

Centralized Services Agreements

The Centralized Services Agreement was renewed on August 30, 2006 and may be renewed for further periods of one year upon expiration. The aggregate costs incurred by China Telecom Group and us for the provision of management services relating to the operation of the business support centre and the network management centre, the costs of headquarters and certain network support premises and related facilities (including labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research) and certain large corporate customers of the headquarters of China Telecom Group, will be apportioned on a pro rata basis between China Telecom Group and us according to the revenues generated by each party. In relation to the use of the international telecommunications facilities, we and China Telecom Group have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originated from, China Telecom Group and us, respectively.

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

For the year ended December 31, 2006, our portion of the revenue in respect of the use of international telecommunications facilities and the costs in respect of the use of other centralized services were RMB43 million and RMB349 million, respectively.

Interconnection Agreement

China Telecom Group entered into interconnection agreements with other telecommunications service providers in various provinces, autonomous regions and municipalities directly under the central government prior to our acquisitions in 2003 and in 2004. In connection with our initial public offering in 2002 and the acquisitions in 2003 and 2004, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We entered into an interconnection agreement dated September 10, 2002 and the supplemental connected transactions agreements dated October 26, 2003 and April 13, 2004 with China Telecom Group, which allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. This agreement will expire on December 31, 2008 and can be extended for three years with no times limit unless we give China Telecom Group written notice to terminate three months before the expiration date. The interconnection agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the Ministry of Information Industry from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the Ministry of Information Industry’s prescribed settlement fees. The interconnection agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls.

For the year ended December 31, 2006, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB571 million.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under an optic fiber leasing agreement dated September 10, 2002 and the supplemental connected transactions agreement dated October 26, 2003 and April 13, 2004, respectively. The optic fiber leasing agreement will expire on December 31, 2009 and is automatically renewable for three more years at our option. The amount payable from us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on the depreciation charge for the optic fibers within those regions, calculated on the basis of the carrying value of the optic fibers. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions.

For the year ended December 31, 2006, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB81 million.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement between China Telecom Group and our Company was renewed on August 30, 2006. This agreement will be renewed for further periods of one year upon expiration on December 31, 2007.

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

For the year ended December 31, 2006, our expenditure on the comprehensive services pursuant to the Comprehensive Services Framework Agreement was RMB1,143 million.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement was entered into on August 30, 2006. The agreement will expire on December 31, 2007 and may be renewed for further periods of one year upon expiration. Pursuant to such agreement, our subsidiaries lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, our subsidiaries also lease certain properties to the Provincial Subsisting Companies. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities.

For the year ended December 31, 2006, our expenditure on rental charges was RMB353 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB70 million.

IT Services Framework Agreement

The IT Services Framework Agreement was entered into on August 30, 2006 and may be renewed for further periods of one year upon expiration on December 31, 2007. Pursuant to such agreement, the Provincial Subsisting Companies may participate in the bidding for the right to provide our subsidiaries with certain information technology services, such as office automation and software upgrade. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process.

For the year ended December 31, 2006, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB345 million.

Equipment Procurement Services Framework Agreement

The Equipment Procurement Services Framework Agreement was entered into on August 30, 2006 and may be renewed for further periods of one year upon expiration on December 31, 2007. Pursuant to such agreement, the Provincial Subsisting Companies provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

For the year ended December 31, 2006, our expenditure incurred under such agreement was RMB155 million.

Engineering Framework Agreement

The Engineering Framework Agreement was entered into on August 30, 2006 and will expire on December 31, 2008. The agreement may be renewed for a further period of three years upon expiration. The agreement sets out provisions in respect of the supervision and management of services relating to construction, design, and equipment installation and tests provided to our subsidiaries by the Provincial Subsisting Companies through bidding, and/or services as the general contractors for the construction and supervision of engineering projects of our subsidiaries. The charges payable for such engineering services shall be determined by reference to market rates as reflected by prices obtained through tender process.

For the year ended December 31, 2006, our expenditure on engineering services under the engineering framework agreement was RMB7,871 million.

Community Services Framework Agreement

The Community Services Framework Agreement was entered into on August 30, 2006. The agreement may be renewed for further periods of three years upon expiration on December 31, 2007. Pursuant to such agreement, the Provincial Subsisting Companies will provide our subsidiaries with services relating to culture, education, property management, vehicle service, medical care, hotel and conference service, community and sanitary services. The pricing terms for such services are the same as those for comprehensive services.

For the year ended December 31, 2006, our expenditure on services provided to us under the community services framework agreement was RMB2,378 million.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement was entered into on August 30, 2006. The agreement will expire on December 31, 2007, and may be renewed for further periods of three years upon expiration. Pursuant to such agreement, the Provincial Subsisting Companies provide our subsidiaries with certain repair and maintenance services, including maintenance of telecommunications equipment, fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those for comprehensive services.

For the year ended December 31, 2006, our expenditure on services provided to us under the ancillary telecommunications services framework agreement was RMB3,238 million.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

We entered into a Strategic Agreement with China Communications Services Corporation Limited on August 30, 2006 with an effective period between January 1, 2007 and December 31, 2009. The parties may negotiate the renewal of the Strategic Agreement upon the expiration.

Pursuant to the Strategic Agreement, the business areas of the strategic alliance between the two parties include design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunication and other new services arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services Corporation Limited has pledged its support to the strategic transformation of our Company from a traditional basic telecommunication operator to a comprehensive information service provider, its active support to our Company’s business development and its active use of our Company’s products and services in its own business.

The services set forth above shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favorable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

We entered into a Supplemental Agreement to the Strategic Agreement on June 15, 2007 to expand the geographic scope of the strategic business alliance under the Strategic Agreement from six provinces to 19 provinces, municipalities and autonomous regions as the result of geographic expansion of China Communications Services Corporation Limited. The 19 provinces, municipalities and autonomous regions include Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Shanxi Province, Gansu Province, Qinghai Province and Xinjiang Uygur Autonomous Region. The Supplemental Agreement to the Strategic Agreement is subject to the independent shareholders’ approval at an extraordinary general meeting, which is expected to be held in August 2007.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are set forth beginning on page F-1. No significant change has occurred since the date of the annual financial statements.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 23, 2006, a final dividend of RMB6,283 million (RMB0.077637 equivalent to HK$0.075 per share) in respect of the year ended December 31, 2005 was declared and paid on June 15, 2006. Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2007, a final dividend of approximately RMB6,820 million (RMB0.083302 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2006 was declared and paid on June 15, 2007. This dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2006.

The declaration and payment of dividends for years following 2006 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2006 and June 15, 2007, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2006 and June 15, 2007, there were, respectively, 26 and 38 registered holders of American depositary receipts evidencing 6,323,499 and 5,953,217 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2002 (from listing date)	1.49	1.37	18.80	17.27
2003	3.20	1.34	40.81	17.00
2004	3.45	2.25	44.54	28.25
2005	3.23	2.50	40.91	32.47
2006	4.26	2.35	54.40	29.62
Quarterly
First Quarter, 2005	3.08	2.65	39.31	34.26
Second Quarter 2005	2.80	2.60	36.16	33.45
Third Quarter 2005	3.23	2.75	40.91	35.70
Fourth Quarter 2005	3.00	2.50	38.80	32.47
First Quarter, 2006	3.10	2.70	39.46	34.72
Second Quarter, 2006	2.90	2.35	37.01	29.62
Third Quarter, 2006	2.82	2.43	36.15	31.12
Fourth Quarter, 2006	4.26	2.79	54.40	35.81
First Quarter, 2007	4.33	3.35	56.25	42.49
Monthly
December 2006	4.26	3.47	54.40	45.33
January 2007	4.33	3.74	56.25	48.33
February 2007	3.89	3.50	49.83	44.28
March 2007	3.91	3.35	50.19	42.29
April 2007	4.12	3.73	52.45	47.24
May 2007	4.45	3.78	56.48	47.10
June 2007 (through June 15)	4.61	4.27	58.73	54.43

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-3 (File No. 333-113181) filed with the Securities and Exchange commission is hereby incorporated by reference. We also filed the amendments to our Articles of Association with the Securities and Exchange Commission as exhibits to our Reports on Form 6-K (File No. 001-31517) on July 26, 2005.

Our shareholders approved certain amendments to our Articles of Association at the 2006 annual general meetings held on May 29, 2007 in Hong Kong. Pursuant to the 2006 annual general meeting,

(1) Article 10 of the Articles of Association is deleted in its entirety and is restated as the following new Article 10: “The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company. The Company shall not be a shareholder with unlimited liabilities of any other organizations operating for profits. The Company may, according to its operating and management needs, operate as a holding company in accordance with the law.”

(2) Clause 2 of Article 13 of the Articles of Association is deleted in its entirety and is restated as the following new Clause 2 of Article 13: “The Company’s scope of business includes: the operation of various domestic fixed telecommunications networks and facilities (including the local wireless ring circuit) in the twenty provinces, municipalities, and autonomous regions of Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing, Sichuan, Hubei, Hunan, Hainan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; operate voice, digital, image and multi media communications and information services on the foundation of the fixed telecommunication networks; make settlements with foreign telecommunications operators in relation to international telecommunication business in accordance with the State provisions; engage in system integration, advertising, technology development, technology services, information consulting, equipment manufacture, sale, design and construction in connection with communications and information business.”

(3) Clause 2 of Article 47 of the Articles of Association is deleted in its entirety and is restated as the following new Clause 2 of Article 47: “Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with the requirements of the Company Law.”

(4) Article 94 of the Articles of Association is deleted in its entirety and is restated as the following new Article 94: “The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company.) The board of directors shall have one (1) Chairman. When necessary, the board of directors may establish audit, wages, nomination and other specialized committees.”

(5) Article 151 of the Articles of Association is deleted in its entirety and is restated as the following new Article 151: “When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits to the Company’s statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required. Where the statutory common reserve fund is insufficient to make for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first. After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions to discretionary common reserve fund. After making up for losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings.”

(6) Clause 1 of Article 152 of the Articles of Association is deleted in its entirety and is restated as the following new Clause 1 of Article 152: “The company shall not allocate dividends or carry out other allocations in the form of bonuses before it has compensated for its losses and made allocations to the statutory common reserve fund. Dividends paid by the Company shall not carry any interest except where the Company has failed to pay the dividends to the shareholders on the date on which such dividends become payable.”

(7) Clause 1 of Article 154 of the Articles of Association is deleted in its entirety and is restated as the following new Clause 1 of Article 154: “The common reserve funds of the Company shall be applied for making up for losses, expanding the Company’s production and operation or capitalization. However, the capital surplus fund shall not be applied for making up losses of the Company.”

(8) Article 155 of the Articles of Association is repealed.

The re-ordering of the sequence numbers of the articles and corresponding clauses of the Articles of Association shall be made as a result of the above amendments to the Articles of Association. Any of the Directors of our Company is authorized to adopt all acts considered necessary or appropriate to complete the approval, and/ or registration and filing of these amendments to the Articles of Association.

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

Enterprises. According to the Income Tax Law of China Concerning Foreign Investment Enterprises and Foreign Enterprises, dividends paid by Chinese companies to enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares will temporarily not be subject to the 20% withholding tax. However, under the new Tax Law which will take effect on January 1, 2008, a foreign enterprise will be subject to a 20% tax for its income derived from sources in China. Since the implementation rules of the new Tax Law is not yet promulgated, it is not clear whether dividends paid to a foreign enterprise with respect to a Chinese company’s Overseas Shares will be subject to the 20% tax.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as an H share. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and 16.0% on unincorporated business. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006. There is no estate duty that is chargeable in respect of deaths occurring on or after that date. The estate duty chargeable in respect of estates of persons who died on or after July 15, 2005 and before February 11, 2006 with aggregate value exceeding HK$7.5 million was reduced to a nominal amount of HK$100.

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

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. domestic companies must comprise a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board of Directors is not required to be formed by independent directors in majority. Since we are listed on the Hong Kong Stock Exchange, we will need to comply with the Listing Rules. These rules require that at least one third of the Board of Directors of a listed company shall be independent directors. Our Board of Directors comprises fourteen directors, of which five are independent directors, making the number of independent directors exceed one third of the total number of directors on the Board of Directors. These independent directors satisfy the requirements on “independence” under the Listing Rules, however, the standard differs from the requirements under Section 303A.02 of the Listed Company Manual of NYSE.

Pursuant to the requirements of the NYSE Listed Company Manual, listed U.S. domestic companies shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance; therefore our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Code on Corporate Governance Practices of the Hong Kong Stock Exchange for the year ended December 31, 2006.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our primary market risk exposures are fluctuations in exchange rates and interest rates.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. The value of the Renminbi against U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Government control of currency conversion may adversely affect our financial condition; — Fluctuation of the Renminbi could materially affect our financial condition and results of operations”.

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2005 and 2006, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2006:

	Expected Maturity
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	240	—	—	—	—	—	240	240
Japanese yen	2	—	—	—	—	—	2	2
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	1	—	—	—	—	—	1	1
Other currencies	10	—	—	—	—	—	10	10
Time deposits
United States dollars	8	—	—	—	—	—	8	8
Liabilities:
Debts in Japanese yen
Fixed rate	559	296	254	89	89	766	2,053	2,132
Average interest rate	1.5%	1.2%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	179	54	39	43	58	651	1,024	953
Average interest rate	4.0%	2.8%	3.0%	2.8%	2.6%	1.7%
Variable rate	51	17	55	55	2	116	296	275
Average interest rate(1)	3.6%	2.4%	1.1%	1.2%	1.5%	1.5%
Debts in Euro
Fixed rate	45	41	41	41	41	446	655	596
Average interest rate	2.9%	2.4%	2.4%	2.4%	2.4%	2.0%
Variable rate	3	10	10	10	10	153	196	178
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	9	8	8	8	43	84	81
Average interest rate(1)	2.5%	2.6%	2.6%	2.8%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2006.

As of December 31, 2005:

	Expected Maturity
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	114	—	—	—	—	—	114	114
Japanese yen	1	—	—	—	—	—	1	1
Euro	1	—	—	—	—	—	1	1
Hong Kong dollars	13	—	—	—	—	—	13	13
Time deposits
United States dollars	147	—	—	—	—	—	147	147
Liabilities:
Debts in Japanese yen
Fixed rate	470	582	307	90	90	910	2,449	2,539
Average interest rate	1.2%	1.5%	1.2%	2.8%	2.8%	2.7%
Debts in United States dollars
Fixed rate	358	211	61	52	52	694	1,428	1,383
Average interest rate	3.1%	4.2%	2.9%	3.1%	3.0%	1.6%
Variable rate	256	136	38	64	64	101	659	631
Average interest rate(1)	3.4%	2.2%	0.5%	1.1%	1.1%	1.5%
Debts in Euro
Fixed rate	53	38	37	37	37	641	843	809
Average interest rate	2.9%	2.2%	2.0%	2.0%	2.0%	1.4%
Debts in other currencies
Variable rate	9	11	11	9	8	45	93	90
Average interest rate(1)	2.2%	2.3%	2.3%	2.5%	2.9%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2005.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2005 and 2006, our debt consisted of fixed and variable rate debt obligations with maturities from 2006 to 2040 and from 2007 to 2040, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2005 and 2006, respectively:

As of December 31, 2006:

	Expected Maturity
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	6,797	2,888	201	—	—	30,157	40,043	38,380
Average interest rate	5.2%	5.2%	5.5%	—	—	5.2%
Variable rate	600	500	48	—	—	—	1,148	1,138
Average interest rate(1)	5.7%	5.4%	5.5%	—	—	—
Debts in Japanese yen
Fixed rate	559	296	254	89	89	766	2,053	2,132
Average interest rate	1.5%	1.2%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	179	54	39	43	58	651	1,024	953
Average interest rate	3.6%	2.4%	3.0%	2.8%	2.6%	1.7%
Variable rate	51	17	55	55	2	116	296	275
Average interest rate(1)	3.6%	2.4%	1.1%	1.2%	1.5%	1.5%
Debts in Euro
Fixed rate	45	41	41	41	41	446	655	596
Average interest rate	2.9%	2.4%	2.4%	2.4%	2.4%	2.0%
Variable rate	3	10	10	10	10	153	196	178
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	9	8	8	8	43	84	81
Average interest rate(1)	2.5%	2.5%	2.6%	2.8%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2006.

As of December 31, 2005:

	Expected Maturity
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	77,390	7,785	3,350	100	1	5	88,631	88,447
Average interest rate	4.3%	5.1%	4.4%	5.5%	5.3%	5.3%
Variable rate	6,432	10	20	30	—	40,150	46,642	45,667
Average interest rate(1)	4.2%	4.7%	4.7%	4.7%	—	5.2%
Debts in Japanese yen
Fixed rate	470	582	307	90	90	910	2,449	2,539
Average interest rate	1.2%	1.5%	1.2%	2.8%	2.8%	2.7%
Debts in United States dollars
Fixed rate	358	211	61	52	52	694	1,428	1,383
Average interest rate	3.1%	4.2%	2.9%	3.1%	3.0%	1.6%
Variable rate	256	136	38	64	64	101	659	631
Average interest rate(1)	3.4%	2.2%	0.5%	1.1%	1.1%	1.5%
Debts in Euro
Fixed rate	53	38	37	37	37	641	843	809
Average interest rate	2.9%	2.2%	2.0%	2.0%	2.0%	1.4%
Debts in other currencies
Variable rate	9	11	11	9	8	45	93	90
Average interest rate(1)	2.2%	2.3%	2.3%	2.5%	2.9%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2005.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our Company, including our consolidated subsidiaries, was made known to them by others within our Company and our consolidated subsidiaries.

Management’s Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended.

As of December 31, 2006, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG, Hong Kong, an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that China Telecom Corporation Limited and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong, the consolidated balance sheets of the Group as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG

Hong Kong, China

March 26, 2007

Changes in Internal Control Over Financial Reporting

During the financial year ended December 31, 2006, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item16A.	Audit Committee Financial Expert.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2005 and 2006:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2005	RMB46 million	RMB4 million	—	—
2006	RMB61 million	RMB11 million	—	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Item16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

Exhibits	Description
4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation). (3)

4.4	Form of Underwriting Agreement. (4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation). (8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary). (9)

4.10	Underwriting Agreement, dated September 20, 2005, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary). (10)

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary). (10)

4.12	Underwriting Agreement, dated April 10, 2006, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary). (10)

4.13	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).

4.14	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).

4.15	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).

4.16	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).

4.17	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).

4.18	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).

4.19	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary).

4.20	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary).

4.21	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Integration Company Limited and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited.

4.22	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited.

4.23	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited.

4.24	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Ltd, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited.

Exhibits	Description
8.1	List of subsidiaries of the Registrant. (10)

11.1	Code of Ethics (English translation). (3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

14.1	Consent of KPMG.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: June 22, 2007

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG

Hong Kong, China

March 26, 2007

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

(Amounts in millions)

		December 31,
	Note	2005	2006
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	3	15,121	18,191
Time deposits with maturity over three months		292	119
Accounts receivable, net	4	16,142	15,806
Inventories	5	2,702	3,018
Prepayments and other current assets	6	2,406	2,429

Total current assets		36,663	39,563
Non-current assets
Property, plant and equipment, net	7	328,281	328,304
Construction in progress	8	23,567	18,416
Lease prepayments		5,117	5,092
Interests in associates	9	548	581
Investments	10	182	225
Deferred tax assets	11	10,885	10,866
Other assets	16	11,893	10,994

Total non-current assets		380,473	374,478

Total assets		417,136	414,041

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	12	76,005	79,516
Current portion of long-term debt	12	8,963	8,242
Accounts payable	13	33,949	31,986
Accrued expenses and other payables	14	26,885	26,570
Income tax payable		2,108	3,115
Current portion of finance lease obligations	15	108	48
Current portion of deferred revenues	16	8,958	7,098

Total current liabilities		156,976	156,575
Non-current liabilities
Long-term debt	12	55,777	37,257
Finance lease obligations	15	52	—
Deferred revenues	16	18,750	13,625
Deferred tax liabilities	11	2,620	2,711

Total non-current liabilities		77,199	53,593

Total liabilities		234,175	210,168

Equity
Share capital	17	80,932	80,932
Reserves	18	100,585	121,493

Total equity attributable to equity holders of the Company		181,517	202,425
Minority interests		1,444	1,448

Total equity		182,961	203,873

Total liabilities and equity		417,136	414,041

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Operating revenues	19	161,212	169,310	175,093
Operating expenses
Depreciation and amortization		(47,170)	(49,652)	(51,272)
Network operations and support		(27,611)	(30,334)	(30,723)
Selling, general and administrative		(19,229)	(19,892)	(22,214)
Personnel expenses	20	(23,233)	(24,960)	(26,019)
Other operating expenses	21	(4,139)	(5,518)	(6,255)

Total operating expenses		(121,382)	(130,356)	(136,483)

Operating income		39,830	38,954	38,610
Deficit on revaluation of property, plant and equipment	7	(1,262)	—	—
Net finance costs	22	(5,340)	(4,895)	(4,667)
Investment income/(loss)		6	(7)	(25)
Equity in income of associates		29	62	61

Income before income tax		33,263	34,114	33,979
Income tax	23	(5,187)	(6,160)	(6,754)

Net income		28,076	27,954	27,225

Attributable to:
Equity holders of the Company		28,023	27,912	27,142
Minority interests		53	42	83

Net income		28,076	27,954	27,225

Basic earnings per share	25	0.36	0.34	0.34

Weighted average number of shares	25	78,840	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total	Minority interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2004		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794	1,269	152,063
Net income recognized directly in equity:
Revaluation surplus	7	—	—	—	1,233	—	—	—	—	1,233	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment	11	—	—	—	—	—	—	(378)	—	(378)	—	(378)
Effect of change in tax rate	11	—	—	—	—	—	—	(244)	—	(244)	—	(244)
Revaluation surplus realized		—	—	—	(72)	—	—	—	72	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(165)	165	—	—	—

		—	—	—	1,161	—	—	(787)	237	611	—	611
Net income		—	—	—	—	—	—	—	28,023	28,023	53	28,076

Total recognized income and expenses		—	—	—	1,161	—	—	(787)	28,260	28,634	53	28,687
Issue of shares, net of issuing expenses of RMB294	17	5,318	—	7,384	—	—	—	—	—	12,702	—	12,702
Contributions from minority interests		—	—	—	—	—	—	—	—	—	91	91
Contributions from China Telecom		—	—	—	—	—	—	—	100	100	—	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—	—	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—	—	—
Appropriations		—	—	—	—	10,168	2,421	—	(12,589)	—	—	—
Dividends		—	—	—	—	—	—	—	(5,224)	(5,224)	—	(5,224)

Balance as of December 31, 2004		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206	1,413	160,619
Net income recognized directly in equity:
Effect of change in tax rate	11	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Revaluation surplus realized		—	—	—	(134)	—	—	—	134	—	—	—
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	—	12	(12)	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(189)	189	—	—	—

		—	—	—	(134)	—	—	(182)	311	(5)	—	(5)
Net income		—	—	—	—	—	—	—	27,912	27,912	42	27,954

Total recognized income and expenses		—	—	—	(134)	—	—	(182)	28,223	27,907	42	27,949
Distributions to minority interests		—	—	—	—	—	—	—	—	—	12	12
Contributions from minority interests		—	—	—	—	—	—	—	—	—	(23)	(23)
Appropriations	18	—	—	—	—	9,509	1,285	—	(10,794)	—	—	—
Dividends		—	—	—	—	—	—	—	(5,596)	(5,596)	—	(5,596)

Balance as of December 31, 2005		80,932	(2,804)	10,746	7,451	35,138	7,078	7,501	35,475	181,517	1,444	182,961
Net income recognized directly in equity:
Effect of change in tax rate	11	—	—	—	—	—	—	5	—	5	—	5
Revaluation surplus realized		—	—	—	(94)	—	—	—	94	—	—	—
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	—	33	(33)	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	—	(182)	182	—	—	—
Change in fair value of available-for-sale equity securities (net of deferred tax)		—	—	—	—	—	—	44	—	44	—	44

		—	—	—	(94)	—	—	(100)	243	49	—	49
Net income		—	—	—	—	—	—	—	27,142	27,142	83	27,225

Total recognized income and expenses		—	—	—	(94)	—	—	(100)	27,385	27,191	83	27,274
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(79)	(79)
Transfer from statutory common welfare fund to surplus reserves	18	—	—	—	—	7,078	(7,078)	—	—	—	—	—
Appropriations	18	—	—	—	—	7,602	—	—	(7,602)	—	—	—
Dividends	24	—	—	—	—	—	—	—	(6,283)	(6,283)	—	(6,283)

Balance as of December 31, 2006		80,932	(2,804)	10,746	7,357	49,818	—	7,401	48,975	202,425	1,448	203,873

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Amounts in millions)

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Net cash from operating activities	(a)	66,078	68,359	74,506

Cash flows from investing activities
Capital expenditure		(56,446)	(52,083)	(50,447)
Purchase of investments		(42)	—	—
Lease prepayments		(444)	(386)	(83)
Proceeds from disposal of investments		42	—	—
Proceeds from disposal of property, plant and equipment		379	552	360
Purchase of time deposits with maturity over three months		(325)	(292)	(119)
Maturity of time deposits with maturity over three months		483	315	292

Net cash used in investing activities		(56,353)	(51,894)	(49,997)

Cash flows from financing activities
Proceeds from issue of shares, net of issuing expenses		12,702	—	—
Principal element of finance lease payments		(50)	(156)	(108)
Proceeds from bank debt and other loans		77,120	95,538	95,164
Repayments of bank debt and other loans		(81,070)	(94,584)	(100,133)
Repayment of amount due to China Telecom in connection with the First Acquisition		—	(10,000)	(10,000)
Payment of dividends		(5,224)	(5,596)	(6,283)
Net cash contributions from/(distributions to) minority interests		91	(11)	(79)
Cash payment for the acquisition of the Second Acquired Group		(12,650)	—	—
Cash contributions from China Telecom		100	—	—

Net cash used in financing activities		(8,981)	(14,809)	(21,439)

Net increase in cash and cash equivalents		744	1,656	3,070
Cash and cash equivalents at beginning of year		12,721	13,465	15,121

Cash and cash equivalents at end of year		13,465	15,121	18,191

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Amounts in millions)

(a)	Reconciliation of income before income tax to net cash from operating activities

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Income before income tax	33,263	34,114	33,979
Adjustments for:
Depreciation and amortization	47,170	49,652	51,272
Deficit on revaluation of property, plant and equipment	1,262	—	—
Impairment losses for bad and doubtful debts	1,121	1,274	1,232
Investment (income)/loss	(6)	7	25
Equity in income of associates	(29)	(62)	(61)
Interest income	(231)	(243)	(326)
Interest expense	5,367	5,701	5,079
Unrealized foreign exchange losses/(gains)	152	(390)	(50)
Loss on retirement and disposal of property, plant and equipment	873	1,741	2,110
Impairment losses on property, plant and equipment	88	163	—
Increase in accounts receivable	(2,091)	(3,495)	(905)
Decrease/(increase) in inventories	486	65	(316)
Decrease/(increase) in prepayments and other current assets	481	483	31
Decrease in other non-current assets	297	806	1,478
Increase/(decrease) in accounts payable	55	(253)	70
Increase/(decrease) in accrued expenses and other payables	1,517	(637)	(1,437)
Decrease in deferred revenues	(9,830)	(9,063)	(6,985)

Cash generated from operations	79,945	79,863	85,196
Interest received	231	243	326
Interest paid	(6,824)	(6,772)	(5,388)
Investment income received	43	36	26
Income tax paid	(7,317)	(5,011)	(5,654)

Net cash from operating activities	66,078	68,359	74,506

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

As part of the reorganization (the “Restructuring”) of China Telecom, the Company was incorporated in the PRC on September 10, 2002. In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company of that date.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

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

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(j)). Information relating to the nature of significant differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) and their effect on net income for the years ended December 31, 2004, 2005 and 2006 and on equity as of December 31, 2005 and 2006 are set forth in Note 37.

The preparation of the financial statements in conformity with IFRS and US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

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

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of preparation (continued)

Judgement made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 33.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after January 1, 2006. The adoption of these new and revised IFRSs did not result in significant changes to the Group’s accounting policies applied in these financial statements for the years presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (See Note 34).

With effect from January 1, 2006, the Group has presented the amount of personnel expenses on the face of the consolidated statement of income as a separate caption and has disclosed the respective amounts attributable to the network operations and support, and selling, general and administrative functions in the notes to the financial statements. The related comparative figures have been reclassified to conform with the current year’s presentation.

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

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

Exchange differences, other than those capitalized as construction in progress (Note 2(i)), are recognized as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalized.

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

Inventories that are held for resale are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Subsequent to the revaluation as described in Note 7, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the component of revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2005 and 2006 were RMB272 and RMB197 respectively.

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

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized directly in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statement of income. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(k)).

(k)	Impairment

(i)	Impairment of investments in equity securities and impairment losses for trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statement of income. Impairment losses for trade and other receivables are reversed through profit and loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

For the years ended December 31, 2004, 2005 and 2006, no impairment loss was made for investments in equity securities. For the years ended December 31, 2004, 2005 and 2006, impairment losses for trade and other receivables of RMB1,121, RMB1,274 and RMB1,232 respectively were recognized.

(ii)	Impairment of other assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment and lease prepayments are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognized as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the years ended December 31, 2004, 2005 and 2006, provisions for impairment loss of RMB88, RMB163 and nil were made respectively against the carrying value of certain outdated telecommunications service equipment.

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

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB8,701, RMB9,417 and RMB10,514 for the years ended December 31, 2004, 2005 and 2006 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2004, 2005 and 2006, research and development expense were RMB172, RMB261 and RMB292 respectively.

(p)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognized as an expense in the consolidated statement of income as incurred. Further information is set out in Note 29.

Compensation expense under the Group’s stock appreciation rights scheme is measured as the amount by which the quoted market price of the Company’s H shares exceeds the exercise price. Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the consolidated statement of income over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability charged or credited to the consolidated statement of income. Further details of the Group’s stock appreciation rights scheme are set out in Note 30.

(q)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in the consolidated statement of income over the period of the borrowings, together with any interest, using the effective interest method.

(r)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	CASH AND CASH EQUIVALENTS

	December 31,
	2005	2006
	RMB	RMB
Cash at bank and in hand	11,583	10,486
Time deposits with original maturity within three months	3,538	7,705

	15,121	18,191

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB
Accounts receivable
Third parties	15,636	15,375
China Telecom Group	224	136
Other state-controlled telecommunications operators in the PRC	1,786	1,791

	17,646	17,302
Less: Impairment losses for bad and doubtful debts	(1,504)	(1,496)

	16,142	15,806

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

The following table summarizes the changes in impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2006:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
At beginning of year	1,818	1,682	1,504
Impairment losses for bad and doubtful debts	1,121	1,274	1,221
Accounts receivable written off	(1,257)	(1,452)	(1,229)

At end of year	1,682	1,504	1,496

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	INVENTORIES

Inventories represent:

	December 31,
	2005	2006
	RMB	RMB
Materials and supplies	1,854	1,770
Goods for resale	848	1,248

	2,702	3,018

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2005	2006
	RMB	RMB
Amounts due from China Telecom Group	606	548
Other state-controlled telecommunications operators in the PRC	397	242
Prepayments in connection with construction work and equipment purchases	679	742
Prepaid expenses and deposits	389	517
Other receivables	335	380

	2,406	2,429

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2005	66,344	449,304	20,638	536,286
Additions	63	1,352	523	1,938
Transferred from construction in progress	4,684	50,580	2,545	57,809
Disposals	(262)	(15,984)	(1,660)	(17,906)

Balance at December 31, 2005	70,829	485,252	22,046	578,127
Additions	103	735	577	1,415
Transferred from construction in progress	3,259	47,414	1,113	51,786
Disposals	(362)	(13,773)	(1,153)	(15,288)
Reclassification	(83)	3,467	(3,384)	—

Balance at December 31, 2006	73,746	523,095	19,199	616,040

Accumulated depreciation and impairment:
Balance at January 1, 2005	(11,018)	(195,216)	(9,873)	(216,107)
Depreciation charge for the year	(2,943)	(43,630)	(2,616)	(49,189)
Provision for impairment	—	(163)	—	(163)
Written back on disposals	119	13,971	1,523	15,613

Balance at December 31, 2005	(13,842)	(225,038)	(10,966)	(249,846)
Depreciation charge for the year	(2,943)	(45,275)	(2,490)	(50,708)
Written back on disposals	135	11,618	1,065	12,818
Reclassification	(117)	(1,384)	1,501	—

Balance at December 31, 2006	(16,767)	(260,079)	(10,890)	(287,736)

Net book value at December 31, 2006	56,979	263,016	8,309	328,304

Net book value at December 31, 2005	56,987	260,214	11,080	328,281

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

For the years ended December 31, 2005 and 2006, no revaluation was performed as the Group did not have any items of property, plant and equipment which experienced significant and volatile movements in fair value.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2005	29,450
Additions	51,926
Transferred to property, plant and equipment	(57,809)

Balance at December 31, 2005	23,567
Additions	46,635
Transferred to property, plant and equipment	(51,786)

Balance at December 31, 2006	18,416

9.	INTERESTS IN ASSOCIATES

	December 31,
	2005	2006
	RMB	RMB
Share of net assets	548	581

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

10.	INVESTMENTS

	December 31,
	2005	2006
	RMB	RMB
Available-for-sale equity securities	38	104
Other unlisted equity investments	144	121

	182	225

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2005	2006	2005	2006	2005	2006
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables	294	413	—	—	294	413
Non-current
Property, plant and equipment	610	611	(1,508)	(1,566)	(898)	(955)
Deferred revenues and installation costs	2,114	2,152	(1,112)	(1,123)	1,002	1,029
Land use rights	7,867	7,690	—	—	7,867	7,690
Available-for-sale equity securities	—	—	—	(22)	—	(22)

Deferred tax assets/(liabilities)	10,885	10,866	(2,620)	(2,711)	8,265	8,155

The Group recognizes a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. The Group has reviewed its deferred tax assets as of December 31, 2004, 2005 and 2006. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is probable the Group will realize the benefits of these temporary differences.

Movements in temporary differences for the three-year period ended December 31, 2006 are as follows:

	Note	Balance as of January 1, 2004	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2004
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		198	88	—	286
Non-current
Property, plant and equipment	(i)	(512)	111	(378)	(779)
Deferred revenues and installation costs		1,042	(107)	—	935
Land use rights	(ii) and (iii)	8,470	(165)	(244)	8,061

Net deferred tax assets		9,198	(73)	(622)	8,503

			(Note 23)

	Note	Balance as of January 1, 2005	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2005
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		286	8	—	294
Non-current
Property, plant and equipment		(779)	(119)	—	(898)
Deferred revenues and installation costs		935	67	—	1,002
Land use rights	(ii) and (iv)	8,061	(189)	(5)	7,867

Net deferred tax assets		8,503	(233)	(5)	8,265

			(Note 23)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	Note	Balance as of January 1, 2006	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2006
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		294	119	—	413
Non-current
Property, plant and equipment		(898)	(57)	—	(955)
Deferred revenues and installation costs		1,002	27	—	1,029
Land use rights	(ii) and (iv)	7,867	(182)	5	7,690
Available-for-sale equity securities		—	—	(22)	(22)

Net deferred tax assets		8,265	(93)	(17)	8,155

			(Note 23)

Note:

(i)	As described in Note 7, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2004. The tax base of these assets was not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset and a deferred tax liability in the respective amount of RMB356 and RMB378 in respect of the revaluation deficit and surplus were recognized. The deferred tax asset was credited to the statement of income while the deferred tax liability was charged to equity as the related revaluation deficit was charged to statement of income and the revaluation surplus was credited to equity.
(ii)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, the deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.
(iii)	In 2004, certain subsidiaries of the Group with operations in the western region of the PRC obtained approval from tax authority to reduce the income tax rate from 33% to 15% for the period from January 1, 2004 to December 31, 2010. In addition, certain subsidiaries of the Group obtained approval from tax authority to reduce income tax rate from 33% to 15% with effect from January 1, 2004. Since the deferred tax asset was previously credited to equity upon initial recognition, the effect of the change in tax rate on the carrying amount of the deferred tax asset expected to be realized during the relevant period amounting to RMB244 was charged to equity.
(iv)	The amounts recognized in equity represent the effect of change in tax rate for a subsidiary on the carrying amount of the deferred tax asset which was previously charged or credited to equity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2005	2006
	RMB	RMB
Loans from state-controlled banks—unsecured	45,704	35,750
Commercial paper—unsecured	9,917	20,000
Loans from China Telecom Group—unsecured	20,384	23,766

Total short-term debt	76,005	79,516

Weighted average interest rate of the Group’s total short-term debt as of December 31, 2005 and 2006 was and 4.2% and 3.7% respectively. As of December 31, 2006, the loans from state-controlled banks bear interest at rates ranging from 4.7% to 5.7% per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 3.05% per annum and is repayable in April 2007; the loans from China Telecom Group bear interest at fixed rates ranging from 2.30% to 2.55% per annum, and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2005	2006
		RMB	RMB
Bank loans – unsecured
Renminbi denominated	Interest rates ranging from 3.6% to 6.4% per annum with maturities through 2020	19,112	11,039
US Dollars denominated	Interest rates ranging from 0.5% to 8.3% per annum with maturities through 2038	2,087	1,320
Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2040	2,449	2,053
Euro denominated	Interest rates ranging from 0.5% to 6.0% per annum with maturities through 2032	843	851
Other currencies denominated		93	84

		24,584	15,347
Other loans—unsecured
Renminbi denominated		6	2
Amount due to China Telecom—unsecured
In connection with the First Acquisition—Renminbi denominated (Note (i))		25,000	15,000
In connection with the Second Acquisition—Renminbi denominated (Note (ii))		15,150	15,150

Total long-term debt		64,740	45,499
Less: current portion		(8,963)	(8,242)

Non-current portion		55,777	37,257

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	SHORT-TERM AND LONG-TERM DEBT (Continued)

Note (i)		Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until December 31, 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on December 31, 2013 and the Company may, from time to time, repay all or part of the amount at any time until December 31, 2013 without penalty. In April 2006, the Company repaid RMB10,000 to China Telecom.

(ii	)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until June 30, 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on June 30, 2014 and the Company may, from time to time, repay all or part of the amount at any time until June 30, 2014 without penalty.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2006 are as follows:

RMB
2007	8,242
2008	3,815
2009	656
2010	246
2011	208
Thereafter	32,332

45,499

The Group’s short-tem and long-term debts do not contain any financial covenants. As of December 31, 2005 and 2006, the Group had available credit facilities of RMB31,266 and RMB40,268, respectively which it can draw upon.

13.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB
Third parties	26,996	25,441
China Telecom Group	6,886	6,482
Other state-controlled telecommunications operators in the PRC	67	63

	33,949	31,986

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2005	2006
	RMB	RMB
Amounts due to China Telecom Group	4,534	1,982
Other state-controlled telecommunication operators in the PRC	243	181
Accrued expenses	12,087	12,756
Customer deposits and receipts in advance	10,021	11,651

	26,885	26,570

15.	FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB
Within 1 year	114	48
Between 1 to 2 years	55	—

Total minimum lease payments	169	48
Less: finance charges related to future periods	(9)	—

Present value of minimum lease payments	160	48
Less: current portion	(108)	(48)

Non-current portion	52	—

16.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2005	2006
	RMB	RMB
Balance at beginning of year	36,771	27,708
Additions for the year
—installation fees	1,431	912
—calling cards	3,895	4,204

	5,326	5,116

Reduction for the year
—amortization of connection fees	(6,781)	(4,971)
—amortization of installation fees	(2,970)	(2,913)
—usage of calling cards	(4,638)	(4,217)

Balance at end of year	27,708	20,723

Representing:
—Current portion	8,958	7,098
—Non-current portion	18,750	13,625

	27,708	20,723

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2005 and 2006, the unamortized portion of these costs was RMB10,025 and RMB8,473, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	SHARE CAPITAL

	December 31,
	2005	2006
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	SHARE CAPITAL (Continued)

In May 2004, the Company issued and allotted 5,318,181,818 new H shares with a par value of RMB1.00 each, representing 4,466,693,018 H shares and 8,514,888 American Depositary Shares (“ADS”, each representing 100 H shares), at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom and the other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors. The Company raised net proceeds of RMB12,702 from the issue of new H shares.

All ordinary domestic shares and H shares rank pari passu in all material respects.

18.	RESERVES

	Capital reserve		Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves		Retained earnings	Total
	RMB		RMB	RMB	RMB	RMB	RMB		RMB	RMB
	(note	(i))					(note	(ii))
Balance as of January 1, 2005	(2,804)		10,746	7,585	25,629	5,793	7,683		23,642	78,274
Effect of change in tax rate (Note 11)	—		—	—	—	—	(5)		—	(5)
Revaluation surplus realized	—		—	(134)	—	—	—		134	—
Deferred tax on revaluation surplus of property, plant and equipment realized	—		—	—	—	—	12		(12)	—
Deferred tax on land use rights realized	—		—	—	—	—	(189)		189	—
Net income	—		—	—	—	—	—		27,912	27,912
Appropriations (Note (iii) and (iv))	—		—	—	9,509	1,285	—		(10,794)	—
Dividend	—		—	—	—	—	—		(5,596)	(5,596)

Balance as of December 31, 2005	(2,804)		10,746	7,451	35,138	7,078	7,501		35,475	100,585
Effect of change in tax rate (Note 11)	—		—	—	—	—	5		—	5
Revaluation surplus realized	—		—	(94)	—	—	—		94	—
Deferred tax on revaluation surplus of property, plant and equipment realized	—		—	—	—	—	33		(33)	—
Deferred tax on land use rights realized	—		—	—	—	—	(182)		182	—
Change in fair value of available-for-sale equity securities investment (net of deferred tax)	—		—	—	—	—	44		—	44
Net income	—		—	—	—	—	—		27,142	27,142
Transfer from statutory common welfare funds to surplus reserves (Note (iv))	—		—	—	7,078	(7,078)	—		—	—
Appropriations (Note (iii) and (iv))	—		—	—	7,602	—	—		(7,602)	—
Dividends (Note 24)	—		—	—	—	—	—		(6,283)	(6,283)

Balance as of December 31, 2006	(2,804)		10,746	7,357	49,818	—	7,401		48,975	121,493

Note:

(i)	Capital reserve represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the acquired entities under the First Acquisition and the Second Acquisition, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of net assets of these acquired entities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

(ii)	Other reserves represent primarily the balance of the deferred tax assets resulted from the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as disclosed in Note 11 to the financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	RESERVES (Continued)

(iii)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2005 and 2006, the Company transferred RMB2,570 and RMB2,534, respectively, being 10% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, the transfer of RMB6,939 and RMB5,068 for the years ended December 31, 2005 and 2006 respectively, being 27% and 20% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

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

(iv)	According to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the year ended December 31, 2005, the Directors authorized, the transfer of RMB1,285 being 5% of the respective year’s net income determined in accordance with the PRC accounting rules and regulations, to this fund.

Pursuant to the revision of the PRC Company Law, companies with limited liabilities and companies limited by shares are no longer required to make annual profit appropriation to the statutory common welfare fund commencing on January 1, 2006. The opening balance of the Group’s statutory common welfare fund as of January 1, 2006 was transferred to the surplus reserves in accordance with “Notice on accounting issue relating to the implementation of the Company Law of the PRC” issued by the Ministry of Finance.

(v)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2006, the amount of retained earnings available for distribution was RMB13,249, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,820 in respect of the financial year 2006 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 24).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Upfront connection fees	(i)	8,458	6,781	4,971
Upfront installation fees	(ii)	2,865	2,970	2,913
Monthly fees	(iii)	29,827	30,351	28,973
Local usage fees	(iv)	47,646	47,624	46,188
DLD	(iv)	26,231	25,993	25,517
ILD	(iv)	3,788	3,407	3,140
Internet	(v)	14,109	17,862	23,630
Managed data	(vi)	3,015	2,958	3,031
Interconnections	(vii)	10,719	12,838	14,095
Leased line	(viii)	4,154	4,464	4,503
Value-added services	(ix)	6,120	9,976	14,133
Others	(x)	4,280	4,086	3,999

		161,212	169,310	175,093

Note:

(i)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortized amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.
(ix)	Represent amounts charged to customers for provision of value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, integrated information services and telephone information services.
(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment, and constructions of telecommunications network and infrastructure for customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Network operations and support	15,459	17,459	17,529
Selling, general and administrative	7,774	7,501	8,490

	23,233	24,960	26,019

21.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Interconnection charges	(i)	4,095	5,473	6,212
Donations		17	21	23
Others		27	24	20

		4,139	5,518	6,255

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interest expense incurred	6,834	6,763	5,795
Less: Interest expense capitalized*	(1,467)	(1,062)	(716)

Net interest expense	5,367	5,701	5,079
Interest income	(231)	(243)	(326)
Foreign exchange losses	207	42	60
Foreign exchange gains	(3)	(605)	(146)

	5,340	4,895	4,667

* Interest expense was capitalized in construction in progress at the following rates per annum	4.1% to 5.2%	2.1%-5.1%	1.9%-5.0%

23.	INCOME TAX

Income tax in the consolidated statement of income comprises:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Provision for PRC income tax	5,114	5,927	6,661
Deferred taxation – PRC (Note 11)	73	233	93

	5,187	6,160	6,754

A reconciliation of the expected tax with the actual tax expense is as follows:

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Income before taxation and minority interests		33,263	34,114	33,979
Expected PRC income tax expense at statutory tax rate of 33%	(i)	10,977	11,258	11,213
Differential tax rate on subsidiaries’ income	(i)	(1,608)	(1,689)	(1,714)
Non-deductible expenses	(ii)	294	720	657
Non-taxable income	(iii)	(3,266)	(2,651)	(1,989)
Tax credit for domestic equipment purchases		(1,210)	(1,478)	(1,413)

Income tax		5,187	6,160	6,754

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate ranging from 7.5% to 15%.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

23. INCOME TAX (continued)

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

24.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 26, 2007, a final dividend of equivalent to HK$0.085 per share totaling approximately RMB6,820 for the year ended December 31, 2006 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 23, 2006, a final dividend of RMB 0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 in respect of the year ended December 31, 2005 was declared, which was paid on June 15, 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 25, 2005, a final dividend of RMB 0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 in respect of the year ended December 31, 2004 was declared, which was paid on June 23, 2005.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 3, 2004, a final dividend of RMB 0.069083 (equivalent to HK$0.065) per share totalling RMB5,224 in respect of the year ended December 31, 2003 was declared, which was paid on May 20, 2004.

25.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2004, 2005 and 2006 is based on the net income attributable to equity holders of the Company of RMB28,023, RMB27,912 and RMB27,142, respectively, and the weighted average number of shares in issue during the year of 78,839,968,917, 80,932,368,321 and 80,932,368,321 shares, respectively. The weighted average number of shares for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

As of December 31, 2006, future minimum lease payments under non-cancelable operating leases having initial or remaining lease terms of more than one year were as follows:

RMB
2007	468
2008	315
2009	266
2010	223
2011	172
Thereafter	329

Total minimum lease payments	1,773

Total rental expense in respect of operating leases charged to the consolidated statement of income for the years ended December 31, 2004, 2005 and 2006 were RMB1,271, RMB1,208 and RMB1,262, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	COMMITMENTS AND CONTINGENCIES (continued)

Capital commitments

As of December 31, 2006, the Group had capital commitments as follows:

RMB
Authorized and contracted for
Properties	570
Telecommunications network plant and equipment	2,832

3,402

Authorized but not contracted for
Properties	1,622
Telecommunications network plant and equipment	5,590

7,212

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As of December 31, 2005 and 2006, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	CONCENTRATION OF RISKS (continued)

Business and economic risks (continued)

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

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interconnection revenues	8,964	10,947	12,035
Interconnection charges	2,190	2,643	3,405
Leased line revenues	2,701	2,020	1,088

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

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

The principal related party transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	304	267	155
Construction, engineering and information technology services	(ii)	6,568	6,575	8,216
Provision of community services	(iii)	2,417	2,632	2,378
Provision of ancillary services	(iv)	2,490	2,456	3,238
Provision of comprehensive services	(v)	361	425	1,143
Operating lease expenses	(vi)	393	386	364
Centralized service expenses	(vii)	163	275	306
Interconnection revenues	(viii)	98	183	179
Interconnection charges	(viii)	201	725	750
Interest on amounts due to and loans from China Telecom Group	(ix)	2,426	2,849	2,361

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount charged by China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 12).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group included in the following balances are summarized as follows:

	December 31,
	2005	2006
	RMB	RMB
Accounts receivable	224	136
Prepayments and other current assets	606	548

Total amounts due from China Telecom Group	830	684

Accounts payable	6,886	6,482
Accrued expenses and other payables	4,534	1,982
Short-term debt	20,384	23,766
Long-term debt	40,150	30,150

Total amounts due to China Telecom Group	71,954	62,380

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 12.

As of December 31, 2005 and 2006, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from China Telecom Group.

On August 30, 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the control of China Telecommunication Corporation. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on October 25, 2006. The Agreement will be effective from January 1, 2007 to December 31, 2009, pursuant to which the Company’s subsidiaries in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions will, on an annual basis, procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 during the effective period of the Agreement.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	6,072	7,219	10,323
Post-employment benefits	515	650	641
Equity-based compensation benefits	2,446	2,551	2,204

	9,033	10,420	13,168

The above remuneration is included in personnel expenses (Note 20).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 29.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

-	sales and purchases of goods, properties and other assets

-	rendering and receiving services

-	lease of assets

-	depositing and borrowing money

-	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is disclosed in Note 27.

Amounts due from/to other state-controlled telecommunications operators in the PRC included in respective balances are summarized as follows:

	December 31,
	2005	2006
	RMB	RMB
Accounts receivable	1,786	1,791
Prepayments and other current assets	397	242

Total amounts due from other state-controlled telecommunications operators in the PRC	2,183	2,033

Accounts payable	67	63
Accrued expenses and other payables	243	181

Total amounts due to other state-controlled telecommunications operators in the PRC	310	244

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

As of December 31, 2005 and 2006, there were no material impairment losses for bad and doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expenses to these state-controlled banks in the PRC are as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interest income	231	243	326
Interest expense	4,406	3,861	2,993

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2005	2006
	RMB	RMB
Cash at bank	11,572	10,475
Time deposits with maturity within three months	3,538	7,705
Time deposits with maturity over three months	292	119

Total deposits at state-controlled banks in the PRC	15,402	18,299

Short-term loans	45,704	35,750
Long-term loans	24,584	15,347

Total loans from state-controlled banks in the PRC	70,288	51,097

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 12.

The directors believe the above information provides meaningful disclosure of related party transactions.

29.	POST-EMPLOYMENT BENEFITS PLAN

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

The Group’s contributions for the years ended December 31, 2004, 2005 and 2006 were RMB2,031, RMB2,258 and RMB2,374 respectively.

The amount payable for contributions to defined contribution retirement plans as of December 31, 2005 and 2006 was RMB591 and RMB522 respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognizes compensation expense of the stock appreciation rights over the applicable vesting period.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the years ended December 31, 2004, 2005 and 2006, 70 million, 70 million and 67 million stock appreciation right units were exercised respectively. For the years ended December 31, 2004, 2005 and 2006, compensation expense recognized by the Group in respect of stock appreciation rights were RMB70, RMB81 and RMB514, respectively.

As of December 31, 2005 and 2006, the carrying amount of liability arising from stock appreciation rights was RMB129 and RMB574 respectively. As of December 31, 2005 and 2006, the intrinsic value of the vested stock appreciation rights outstanding was RMB0.4 and nil, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries as of December 31, 2006, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB)
Shanghai Telecom Company Limited	Limited company	October 11, 2002	15,984

Guangdong Telecom Company Limited	Limited company	October 10, 2002	47,513

Jiangsu Telecom Company Limited	Limited company	October 19, 2002	19,208

Zhejiang Telecom Company Limited	Limited company	October 10, 2002	22,400

Anhui Telecom Company Limited	Limited company	August 26, 2003	3,871

Fujian Telecom Company Limited	Limited company	August 28, 2003	10,364

Jiangxi Telecom Company Limited	Limited company	September 18, 2003	4,523

Guangxi Telecom Company Limited	Limited company	August 28, 2003	4,992

Chongqing Telecom Company Limited	Limited company	August 22, 2003	4,276

Sichuan Telecom Company Limited	Limited company	August 28, 2003	8,123

Hubei Telecom Company Limited	Limited company	March 9, 2004	6,208

Hunan Telecom Company Limited	Limited company	March 12, 2004	3,574

Hainan Telecom Company Limited	Limited company	March 9, 2004	1,233

Guizhou Telecom Company Limited	Limited company	March 12, 2004	2,801

Yunnan Telecom Company Limited	Limited company	March 9, 2004	3,747

Shaanxi Telecom Company Limited	Limited company	March 8, 2004	3,254

Gansu Telecom Company Limited	Limited company	March 10, 2004	4,515

Qinghai Telecom Company Limited	Limited company	March 10, 2004	965

Ningxia Telecom Company Limited	Limited company	March 10, 2004	795

Xinjiang Telecom Company Limited	Limited company	March 11, 2004	4,660

All of the above subsidiaries are incorporated in the PRC, are wholly-owned by the Company and are engaged in provision of telecommunications services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

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

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As of December 31, 2005 and 2006, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2005		December 31, 2006
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	64,740	63,561	45,499	43,733

Except for available-for-sale equity securities which had fair value of RMB38 and RMB104 as of December 31, 2005 and 2006 based on quoted price on a PRC stock exchange, the Group’s long-term investments are unlisted equity interests for which no quoted market prices exist in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

33.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and other factors that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

consolidated financial statements. The significant accounting policies are set forth in Note 2. The Group believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortizes such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. The Group estimates the expected customer relationship period based on the historical customer retention experience and with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Impairment losses for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment on long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(k). The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independently of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). It is difficult to precisely estimate selling price because quoted market prices for the Group’s long-lived assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2006

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2006 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 7, Financial instruments: disclosures	January 1, 2007
IFRS 8, Operating segments	January 1, 2009
IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	March 1, 2006
IFRIC 8, Scope of IFRS 2	May 1, 2006
IFRIC 9, Reassessment of embedded derivatives	June 1, 2006
IFRIC 10, Interim financial reporting and impairment	November 1, 2006
IFRIC 11, IFRS 2 – Group and treasury share transactions	March 1, 2007
IFRIC 12, Service concession arrangements	January 1, 2008
Amendment to IAS 1, Presentation of financial statements: capital disclosures	January 1, 2007
Revised guidance on Implementing IFRS 4	January 1, 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group believes that the adoption of the above amendments, revised guidance, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

35.	NON-ADJUSTING POST BALANCE SHEET EVENT

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which will take effect on January 1, 2008. According to the new tax law, the corporate income tax rate for entities other than certain high-tech enterprises and small-scale enterprises earning a “small profit”, as defined in the new tax law, will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. As a result of the new tax law, it is expected that the income tax rate applicable to the Company and certain of its subsidiaries will be reduced from 33% to 25% from January 1, 2008. However, since the detailed implementation rules as to how the existing preferential rates will gradually be increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, management is not yet in a position to estimate the impact of the new tax law on the deferred tax assets and liabilities of certain subsidiaries which are being taxed at preferential rates . The financial effect of the new tax law, if any, will be reflected in the Group’s 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2006 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

(c)	Effect of change in tax rate

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

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Currently, the Group does not expect the adoption of SFAS No. 157 will have a material impact on its consolidation financial statements.

FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109” (“FIN48”). FIN 48 requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. Currently, the Group does not expect the adoption of this Interpretation will have a material effect on the its consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

(f)	Reconciliation of net income and equity under IFRS to US GAAP

The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Net income attributable to equity holders of the Company under IFRS	28,023	27,912	27,142
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment	1,262	—	—
Depreciation on revalued property, plant and equipment, net of minority interests of RMB16 for 2004, RMB15 for 2005 and RMB14 for 2006	(6,766)	(6,844)	(6,410)
Disposal of revalued property, plant and equipment	(128)	(316)	(406)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights	(244)	(5)	5
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment	2,189	22	(22)
Deferred tax effect of US GAAP adjustments	1,379	1,806	1,737

Net income under US GAAP	25,715	22,575	22,046

Basic earnings per share under US GAAP	0.33	0.28	0.27

Basic earnings per ADS* under US GAAP	32.62	27.89	27.24

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on equity of significant differences between IFRS and US GAAP as of December 31, 2005 and 2006 is as follows:

	December 31,
	2005	2006
	RMB	RMB
Equity attributable to equity holders of the Company under IFRS	181,517	202,425
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests of RMB24 as of December 31, 2005 and RMB10 as of December 31, 2006	15,287	8,471
Deferred tax effect of US GAAP adjustment	(3,691)	(1,976)

Equity under US GAAP	193,113	208,920