Form 20-F
period 2007-12-31
CHINA TELECOM CORP LTD
filed 2008-06-25
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20 F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Mr. Pang Tie

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, China 100032

Telephone: (+86-10) 5850 1501

Fax: (+86-10) 5850 1504

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2007, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒            Accelerated Filer  ☐            Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CHINA TELECOM CORPORATION LIMITED

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•

any changes in the regulatory policies of the Ministry of Industry and Information (which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry) and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone services to rural areas in the PRC; and

•	numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential restructuring or consolidation of the PRC telecommunication industry;

•	the development of new technologies and applications or services affecting the PRC telecommunication industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including the Chinese government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and gross domestic product, growth and the impact of those changes on the demand for our services.

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

A. Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2006 and 2007, and the selected income statement and cash flow data for the years ended December 31, 2005, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those financial statements. The selected balance sheet data as of December 31, 2003, 2004 and 2005 and the selected income statement and cash flow data for the years ended December 31, 2003 and 2004 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

The selected financial data reflect the acquisitions in 2003, 2004 and 2007 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions in 2003 and in 2004” and “—Our Acquisitions in 2007”.

On December 31, 2003, we acquired the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited from China Telecom Group. On June 30, 2004, we acquired the entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. On June 30, 2007, we acquired the entire equity interests in each of China Telecom System Integration Co., Ltd., China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) from China Telecom Group. Because we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these acquired companies are accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis.

	As of or for the year ended December 31,
	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2007 RMB	2007 US$
	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
Operating revenue	151,922	161,436	169,859	175,616	178,656	24,492
Operating expenses	(119,154)	(121,728)	(131,008)	(137,080)	(141,645)	(19,418)
Operating income	32,768	39,708	38,851	38,536	37,011	5,074
Income before income tax	14,580	33,152	34,019	34,083	30,251	4,147
Income tax	(467)	(5,182)	(6,155)	(6,759)	(6,452)	(884)
Net income attributable to equity holders of the Company	14,057	27,917	27,822	27,241	23,702	3,249
Basic earnings per share(1)	0.19	0.35	0.34	0.34	0.29	0.04
Basic earnings per ADS(1)	18.59	35.41	34.38	33.66	29.29	4.01
Cash dividends declared per share	0.07	0.07	0.08	0.08	0.08	0.01

Balance Sheet Data:
Cash and cash equivalents	17,726	14,288	18,571	22,326	20,384	2.794
Accounts receivable, net	13,084	13,975	16,419	15,992	16,710	2,291
Property, plant and equipment, net(2)	309,959	320,245	328,371	328,379	326,123	44,707
Total assets(2)	409,444	413,626	421,084	418,871	408,004	55,932
Short-term debt	56,339	65,976	76,105	79,576	67,166	9,208
Current portion of long-term debt	13,957	11,842	8,963	8,242	3,811	522
Accounts payable	35,656	33,722	34,160	32,355	28,363	3,888
Long-term obligations	68,632	72,366	55,777	37,257	34,148	4,681
Deferred revenues	46,601	36,771	27,708	20,723	15,452	2,118
Total liabilities	252,374	252,291	234,906	211,222	185,632	25,448
Equity attributable to equity holders of the Company	155,801	159,922	184,734	206,201	220,921	30,286

Cash Flow Data:
Net cash from operating activities	60,812	66,261	68,904	74,802	74,876	10,265
Net cash used in investing activities(3)	(51,820)	(56,405)	(52,507)	(50,039)	(46,209)	(6,335)
Capital expenditures(3)	(57,726)	(56,486)	(52,696)	(50,491)	(46,189)	(6,332)
Net cash used in financing activities	(28,893)	(13,331)	(11,931)	(20,710)	(30,505)	(4,182)

(1)	The basic earnings per share have been calculated based on the net income attributable to equity holders of the Company of RMB14,057 million, RMB27,917 million, RMB27,822 million, RMB27,241 million and RMB23,702 million for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 respectively and the weighted average number of shares in issue during the relevant year of 75,614,186,503, 78,839,968,917, 80,932,368,321, 80,932,368,321 and 80,932,368,321 shares, respectively. The weighted average number of shares in issue for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.

(2)	Includes the effect of the revaluation of property, plant and equipment in connection with our historical acquisitions. It also includes the effect of the revaluation of property, plant and equipment as of December 31, 2004 and as of December 31, 2007, which were carried out in accordance with the Company’s accounting policies under IFRS. See Note 7 to our audited consolidated financial statements.

(3)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2007, a final dividend of RMB6,741 million (RMB0.083302 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2006 was declared, of which RMB6,273 million and RMB468 million were paid on June 15, 2007 and January 23, 2008, respectively. Holders of our ADRs received a dividend of USD$1.0868 per share in 2007 based on the exchange rate of HK$7.82 = US$1.00.

Pursuant to the shareholders’ approval at the annual general meeting held on May 30, 2008, a final dividend of approximately RMB6,130 million (RMB0.075747 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2007 was declared and paid on June 16, 2008. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2007.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB7.2946 = US$1.00 and HK$7.7984 = US$1.00, the respective Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8821 = US$1.00 and HK$7.8061 = US$1.00, respectively, on June 18, 2008. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2007	7.4120	7.2946	December 2007	7.8073	7.7879
January 2008	7.2946	7.1818	January 2008	7.8107	7.7961
February 2008	7.1973	7.1100	February 2008	7.8012	7.7807
March 2008	7.1110	7.0105	March 2008	7.7897	7.7642
April 2008	7.0185	6.9840	April 2008	7.7963	7.7863
May 2008	7.0000	6.9377	May 2008	7.8060	7.7931
June 2008 (through June 18, 2008)	6.9633	6.8821	June 2008 (through June 18, 2008)	7.8159	7.8037

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2003, 2004, 2005, 2006 and 2007 calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$ 1.00	HK$ per US$1.00
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.6072	7.8020

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We face increasing competition, which may adversely affect our business growth and results of operations.

The telecommunications industry in China is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the Chinese government started to implement a number of measures to restructure the telecommunications industry and encourage competition in the industry in the mid-1990s. In May 2008, in order to optimize the allocation of telecommunications resources in China and improve the competitive landscape, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance announced a policy initiative to further reform the telecommunications industry in China that encourage the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company—B. Business Overview—Competition”.

We currently face competition from other telecommunications service providers in China. In particular:

•

we face indirect competition in our local wireline telephone services from China’s two mobile telephone services providers, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporations, or China Unicom, and direct competition from China Railway Communications Co., Ltd., or China Railcom, which is expected to be acquired by China Mobile upon the completion of the proposed restructuring transactions set forth in Chinese government’s announcement in May 2008 and China Netcom Group, which is expected to merge with China Unicom upon the completion of proposed restructuring transactions set forth in Chinese government’s announcement in May 2008;

•

we face increasingly intense competition in our long distance telephone services from other providers of long distance services using public switched telephone networks, including China Unicom, China Railcom and China Netcom Group and other providers of long distance services using the voice-over-Internet-protocol, or VoIP, technology, including China Mobile, China Unicom, China Netcom Group and China Railcom;

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

In addition, the Chinese government’s policy initiative announced in May 2008 to further reform the telecommunications industry is expected to have a significant impact on the competitive landscape of the telecommunications industry in China, and competition from other telecommunications services providers may intensify. For example, under this policy initiative, China Netcom Group, one of our competitors in respect of fixed line telecommunications services, is expected to merge with China Unicom, and China Mobile, upon acquisition of China Railcom, is expected to become a new fixed line telecommunications services provider that would directly compete with us in this area, which may create more competitive pressure on us. In addition, upon the completion of proposed restructuring transactions and the formation of three telecommunications services providers encouraged by the policy initiative announced in May 2008, each of our Company, China Mobile and the entity that would result from the merger of China Unicom and China Netcom Group is expected to become a full-service telecommunications services provider that operates both fixed-line telecommunications networks and mobile telecommunications networks. However, we cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. While we are currently assessing the impact that the policy initiative announced in May 2008 may have on us, we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in China would not have a material adverse effect on our business and results of operations.

Moreover, in connection with China’s accession to the World Trade Organization, or the WTO, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the Chinese government agreed to gradually liberalize various segments and regions of the telecommunications market in China to foreign operators. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Licensing”. Both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services were increased gradually until December 11, 2007. These and other potential new entrants into the Chinese telecommunications market may further increase the competitive pressure we face.

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

In this increasingly competitive environment, our customers may choose to use other providers’ services. Increased competition from other existing telecommunications services providers, including China Mobile, China Unicom and China Netcom Group, as well as increased competition from new and stronger competitors to be formed upon the completion of the proposed restructuring transactions could materially and adversely affect our business and prospect by, among other factors, forcing us to lower our tariffs to the extent permitted under relevant laws and regulations, reducing or reversing the growth of our customer base and reducing usage of our networks. Any of these developments could materially adversely affect our revenues and profitability.

We may not be able to acquire the CDMA mobile communications business and related assets from subsidiaries of China Unicom. If acquired, the CDMA business may not meet our expectations with respect to its performance.

In May 2008, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance jointly announced the policy initiative to further reform the telecommunications industry in China that encourage the formation of three telecommunications services providers by way of a series of restructuring transactions, including the proposed acquisition by our Company of the CDMA mobile communications business and related assets from China Unicom. On June 2, 2008, we entered into a framework agreement, or the CDMA Business Framework Agreement, with China Unicom Limited, or Unicom, and China Unicom Corporation Limited, or CUCL, a wholly-owned subsidiary of Unicom, in respect of certain key terms of our proposed acquisition of the CDMA mobile communications business and related assets from Unicom and CUCL, or the Proposed CDMA Acquisition. However, the CDMA Business Framework Agreement does not contain all the necessary details in respect of the Proposed CDMA Acquisition. We expect to enter into additional transaction agreements that will set forth detailed terms of the Proposed CDMA Acquisition.

In addition, the completion of the Proposed CDMA Acquisition is subject to the satisfaction or waiver of a number of conditions, including (i) approval by the Ministry of Industry and Information to allow us to operate mobile communications business and to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers; (ii) approval by the shareholders of Unicom in respect of its sale of the CDMA mobile communications business and related assets; and (iii) any other regulatory or corporate approvals that are necessary for the completion of the proposed acquisition. For the list of conditions, see “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our

Proposed Acquisition in 2008”. If any of the above conditions precedent is not satisfied or waived before December 31, 2008 or before any other date as agreed upon among the parties, the CDMA Business Framework Agreement will be terminated automatically. We cannot assure you that any of the conditions for the completion of the proposed acquisition will be satisfied, or that any of the conditions will be satisfied in the timeframe that we expect. If we or any other relevant parties are unable to satisfy any of the conditions for the completion of the proposed acquisition or satisfy these conditions in the timeframe that we expect, we may not be able to acquire the CDMA mobile communications business and related assets from Unicom and CUCL.

Furthermore, the CDMA business and related assets, if acquired, may not meet our expectations with respect to their performance. In particular:

•	the future market competition may be beyond our expectation;

•	the synergy between our existing business and the CDMA mobile communications business, if acquired by us, may not be fully and timely realized to the extent of our expectation;

•

future regulation of the CDMA business may not be as favorable to us as we expect, and asymmetrical regulatory measures, which may be favorable to us, may not be adopted by the Chinese government and the effects of such measures, if adopted by the Chinese government, may not be favorable to us as we expect; and

•	the evolution of CDMA technology may not meet the requirements of the operation of our CDMA business.

The Proposed CDMA Acquisition may also expose us to uncertainties and risks, including uncertainties and risks associated with:

•	the management and development of the CDMA business in which we have no experience;

•	the integration of the CDMA business with our existing businesses;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of the above could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to the future 3G license.

We are not currently permitted to provide mobile communications services. We have been actively seeking, through China Telecom Group, a license to provide mobile communications services in the PRC. In particular, we are seeking a third-generation mobile telecommunications technology, or 3G, license. In 2004, China Telecom Group conducted testing for CDMA 2000 and W-CDMA technologies in Guangzhou in Guangdong province and Shanghai. In 2006 and 2007, China Telecom Group conducted testing for TD-SCDMA technology in Baoding, Hebei province. China Telecom Group did not use any of our Company’s resources to conduct such testing.

In May 2008, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance jointly announced that three 3G licenses are expected to be granted to telecommunications services providers in China upon the completion of the proposed restructuring transactions. Nevertheless, it is uncertain when the 3G licenses will be issued, which 3G-based technology standard or standards will be adopted and whether and when we will be issued a 3G license. Even if we receive the necessary license and commence providing mobile communications services, we may compete with other telecommunications providers not only in our traditional wireline services, but also in mobile telecommunications services. We cannot assure you that we can compete effectively in the mobile telecommunications services industry due to different regulatory requirements in such industry and our limited experience in mobile telecommunications operations. In addition, the cost of implementing or responding to technological changes, including, among others, 3G, may also be significant, and there is no assurance that the services based on such technologies could receive market acceptance.

Our CDMA services may remain in a relatively disadvantageous market position as compared to GSM services in China.

We may be the only cellular operator offering CDMA services in China after the completion of the Proposed CDMA Acquisition. The majority of cellular subscribers in China today are subscribers to services based on the global system for mobile communications, or GSM. CDMA cellular services compete with GSM services for cellular subscribers, who may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and a new phone number. CDMA services are also perceived to have limitations in international roaming due to the lack of CDMA networks in many countries. In addition, CDMA handsets are generally more expensive than GSM handsets and are not compatible with GSM networks. As a result of the smaller subscriber base, the overall size of the supply chain for CDMA cellular services in China is still significantly smaller than the supply chain for GSM cellular services.

Whether our CDMA services can gain a more favorable market position will continue to be subject to a number of uncertainties, including, among others:

•	whether we can effectively retain the subscribers that we acquire from Unicom and attract sufficient new CDMA cellular subscribers; and

•	whether we can effectively utilize our CDMA marketing expenses to accelerate the revenue growth of our CDMA business.

Any of these uncertainties may adversely affect the growth and profitability of our CDMA cellular services and consequently our financial condition and results of operation.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of June 18, 2008. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

In addition, we have been actively participating in testing new telecommunications technologies. In 2007, the former Ministry of Information Industry requested China Telecom Group to continue the testing for PC—Phone VoIP in Shenzhen in Guangdong province and Shangrao in Jiangxi province. We performed this testing on behalf of China Telecom Group.

However, we cannot assure you that the implementation of our new business strategy will not be delayed, or that the strategy will ever be successfully implemented. In particular, if any new technologies are adopted in the PRC telecommunications industry, we cannot assure you that we will be granted licenses from national or local governments to provide services based on such new technologies. We also cannot assure you that we can develop the necessary technology to support new services. Even if our initiatives of transformation can be implemented, we cannot assure you that these initiatives will allow us to increase revenues from our existing service offerings or from new communications services. The success of our efforts in developing new service depends on many factors, including, but not limited to, receipt of necessary government approval, receipt of a 3G license, accurate identification of customer needs, successful development of technology, ability to manage cost and expenses, timely completion and introduction of new services, differentiation from offerings of competitors and market acceptance. The uncertainties associated with these factors could materially adversely affect our future business and results of operation.

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

In addition to being our controlling shareholder, China Telecom Group, by itself and through its other subsidiaries, also provides us with services and facilities necessary for our business activities, including, but not limited to:

•	use of international gateway facilities;

•	provision of services in areas outside our service regions necessary to enable us to provide end-to-end services to our customers;

•	use of nationwide inter-provincial optic fibers; and

•	lease of properties and assets, including lease of the capacity on the CDMA network upon completion of the Proposed CDMA Acquisition.

The interests of China Telecom Group and its other subsidiaries as providers of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services and facilities. Therefore, we have limited leverage in negotiating with China Telecom Group and its other subsidiaries over the terms for the provision of these services and facilities. Termination or adverse changes of the terms for the provisions of these services and facilities could materially and adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Proposed Acquisition in 2008” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a description of the services and facilities provided by China Telecom Group and its other subsidiaries.

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

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to explore opportunities to transform from a traditional basic network operator into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may also be significant. Furthermore, we expect to use cash from operations and any necessary external financing to pay for our Proposed CDMA Acquisition in connection with the CDMA Business Framework Agreement entered into among us, Unicom and CUCL on June 2, 2008. Additionally, in order for us to effectively respond to technological changes, including 3G-based technologies, and more intensive competition, we may be required to make substantial capital expenditures in the future. It is uncertain when the relevant government authority may issue 3G licenses, which 3G-based technology standard or standards will be adopted and whether and when we will be issued a 3G license. In the event that we are granted a 3G license by the relevant government authority, we may be required to make substantial capital expenditures in order to effectively respond to the 3G-based technologies and such capital expenditures’ requirements could have a material adverse effect on our business, financial condition and results of operations.

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

We cannot assure you that we can obtain sufficient financing at commercially reasonable terms or at all. If adequate capital is not available on commercially reasonable terms, our growth potential and future prospects could be adversely affected.

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

We currently provide Personal Handyphone System, or PHS, services in our service regions. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop. If China Mobile or China Unicom continues to reduce the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology, or we may have to further reduce our PHS tariff. Our PHS is also facing difficulties in improving its technology. As a result, our PHS service may be materially and adversely affected. In addition, we except that our Proposed CDMA Acquisition, if completed, may facilitate migration of certain PHS customers to our CDMA mobile telecommunications services. We are currently assessing the potential impact of our Proposed CDMA Acquisition upon our PHS services as well as the future development of our PHS services. We cannot exclude the possibility that the future development of our PHS services following the Proposed CDMA Acquisition, if completed, would not have an impact upon our business, financial condition and results of operations.

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

Our business is subject to extensive government regulation. The Ministry of Industry and Information, which is the primary telecommunications industry regulator under China’s State Council, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements;

•	enforcement of industry regulations;

•	universal service obligations;

•	network information security; and

•	network access license approval for telecom equipment and terminals.

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. Major capital investments, including telecommunications network development projects, are subject to the approval of relevant Chinese government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Capital Investment”. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure.

Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government.

We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. On October 1, 2005, the former Ministry of Information Industry liberalized the tariff level by allowing telecommunication services providers to set tariffs for wireline local inter-district telephone services and all domestic and international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks provided the tariff levels are below certain tariff ceilings set by the government. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Tariff Setting”. We derive a substantial portion of our revenues from services that are subject to tariffs regulated by the PRC government. In the past, our revenues have been adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the PRC government. The PRC government has encouraged mobile telecommunications services providers to implement a caller-pays tariff regime and requested all new tariff packages for mobile telecommunications service to be based on such regime since March 2007. As a result, mobile telecommunications services providers, including China Mobile, have started to offer caller-pays service plans in most regions and our business, revenue, results of operations and financial condition may be adversely affected. We cannot assure you that our business or results of operations will not be adversely affected by any government-mandated adjustments on tariff level in the future.

Future changes to the regulations and policies governing the telecommunications industry in China may have a material adverse effect on our business and operations.

The regulations and policies governing the telecommunications industry in China have experienced continuous changes in the past several years. Possible future changes to regulations and policies of the Chinese government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Chinese government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National Peoples’ Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in China. We cannot be certain how this law will affect our business and operations and whether it will contain more stringent regulatory requirements than the current telecommunications regulations.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government. In 2007, the Chinese government continued to implement the

“Village to Village” projects that require telecommunications operators to provide telephone services in a number of remote villages in China as transitional measures prior to the official implementation of a universal service obligation framework. The Ministry of Industry and Information has the authority to delineate the scope of universal service obligations. The Ministry of Industry and Information may also select universal service providers through a tendering process. The Ministry of Industry and Information, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The Chinese government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the Chinese government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount, the approval process and the distribution of the compensation. However, the compensation from the Chinese government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

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

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict the purpose and effect of future economic policies of the PRC government or the impact of such economic policies on our business and operations. For example, China has experienced a period of high inflation since August 2007. High inflation have prompted and may continue to prompt the PRC government to tighten its monetary policy in an effort to moderate the growth in the economy. The PRC government raised interest rates six times and raised banks’ required reserve ratio ten times in 2007. It may continue these and other measures to reduce inflationary pressure and control economic growth. As a result, the demand for our services may decline, which could materially and adversely affect our business, as well as our financial condition and results of operations.

In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies and taking other measures. In an effort to streamline decision-making and improve regulatory efficiency, the PRC National People’s Congress endorsed in March 2008 a State Council proposal for an institutional restructuring of the central government, which involves the establishment of five new ministries concerning energy, transport, industry, environmental protection and housing and urban-rural construction. As one of the five newly-established ministries, the Ministry of Industry and Information has been designated to assume all the functions of the former Ministry of Information Industry. As a result of such institutional restructuring, if the Ministry of Industry and Information is not able to effectively administer the functions of the former Ministry of Information Industry or administer these functions in a manner consistent with the practice of the former Ministry of Information Industry, or if the Ministry of Industry and Information introduces any significant regulatory initiatives, our business, financial condition and results of operations may be materially and adversely affected.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk”. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Unlike in the United States, the applicable laws of China did not specifically allow shareholders to sue the directors, supervisors, senior management or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself until January 1, 2006, when the amendments to the PRC Company Law passed in October 27, 2005 became effective. Although the amended PRC Company Law provides that shareholders, under certain circumstances, may sue the directors, supervisors and senior management on behalf of the company, no detailed implementation rules or judicial interpretations have been issued in this regard. In addition, our minority shareholders may not be able to enjoy protections to the same extent afforded to shareholders of companies incorporated under the state laws of the United States.

Although we will be subject to the Hong Kong Stock Exchange Listing Rules, or the Listing Rules, and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, or the Codes, the holders of H shares will not be able to bring actions on the basis of violations of the Listing Rules or the Codes, and must rely on the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and The Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Codes, as the case may be.

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

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC, or the New Tax Law, which took effect on January 1, 2008. On December 6, 2007, the State Council of the PRC enacted the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, which became effective on January 1, 2008. Prior to the New Tax Law and the Implementing Regulations, dividends paid by us to holders of our H shares who are enterprises outside the PRC were exempted from PRC income tax and gains realized by enterprises upon the sale or other disposition of our H shares were exempted form PRC capital gains tax. Under the New Tax Law and the Implementing Regulations, a foreign enterprise which is a “non-resident enterprise” is subject to a 10% tax for its income derived from sources in China after January 1, 2008, unless reduced under an applicable double-taxation treaty. However, dividends received by such “non-resident enterprise” are not subject to the 10% tax if they are paid out of distributable profits accumulated before January 1, 2008. In addition, dividends paid by us to a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, are not subject to any PRC income tax. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. The implementation of the New Tax Law in these respects remain uncertain, and we may be required to withhold taxes in the future when paying any dividends to our H shareholders who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

Furthermore, under China’s current tax laws, regulations and rulings, dividends paid by us to holders of our H shares who are individuals outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals upon the sale or other disposition of our H shares are temporarily exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares who are individuals may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or income tax, which may be imposed upon individuals at the rate of 20%, and holders of our H shares may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

Natural disasters and health hazards in China may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In early 2008, parts of China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. We incurred a loss of approximately RMB572 million in connections with the write-off of certain assets that were damaged due to these severe weather conditions. In addition, in May 2008, a major earthquake registering 8.0 on the Richter scale struck Sichuan province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. Our network equipment and other assets in the affected areas sustained extensive damages in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. We are currently assessing damages to our equipment and other assets in the area affected by the earthquake. We expect that we will incur losses and our operating expenses and capital expenditure will increase as a result of the damages to our network equipment and other assets in the earthquake. However, we do not expect that the earthquake will have any significant impact on our business, financial condition or results of operations. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past five years. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the Ministry of Industry and information (and prior to April 2008, the former Ministry of Information Industry), we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the Ministry of Industry and Information (and prior to April 2008, the former Ministry of Information Industry) in connection with our business for our benefit. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

In 2002, we successfully completed our initial public offering of H shares and raised approximately RMB10,659 million in aggregate net proceeds for us. Upon completion of our initial public offering, our shares became listed on the Hong Kong Stock Exchange and ADSs representing our H shares are listed and traded on the New York Stock Exchange, or NYSE.

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

Our Acquisitions in 2003 and in 2004

On December 31, 2003, we acquired from China Telecom Group the entire equity interests in each of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited and certain network management and research and development facilities (collectively, the “First Acquisition”).

The purchase price of the First Acquisition amounted to RMB46 billion. Of the purchase price, we paid an initial consideration of RMB11 billion in cash upon the completion of the acquisition. The remaining RMB35 billion is payable on December 31, 2013. We may prepay all or, from time to time, a part of the deferred consideration at any time without penalty. We will pay interest to China Telecom Group at semi-annual intervals on the actual amount of the deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after December 31, 2003. This rate will be adjusted on the fifth anniversary of the completion of the acquisition on December 31, 2003 based on the then current Renminbi lending rate of the Chinese commercial banks for loans with tenure of more than five years. In 2007, we paid China Telecom Group approximately RMB778 million interest on the deferred consideration for our acquisition in 2003. We repaid RMB10 billion of the deferred consideration to China Telecom Group in each of October 2005 and April 2006. No payment of deferred consideration was made in 2007.

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

On December 31, 2003, our Company, together with our wholly owned subsidiary, Shanghai Telecom Company Limited, acquired from China Telecom Group the entire equity interest in China Telecom Group Yellow Pages Information Company Ltd.

On June 30, 2004, we acquired from China Telecom Group its entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively, the “Second Acquisition”).

The purchase price of the Second Acquisition amounted to RMB27.8 billion. Of the purchase price, we paid an initial consideration of RMB8.34 billion in cash upon the completion of the acquisition. The remaining RMB19.46 billion is payable on June 30, 2014. We may prepay all or, from time to time, a part of the deferred consideration at any time without penalty. On June 30, 2004, we repaid RMB4.31 billion using the net proceeds from the issuance of new H shares in May 2004. From June 30, 2004, we will pay interest to China Telecom Group at semi-annual intervals on the actual amount of deferred consideration remaining outstanding at an annual rate of 5.184% for the first five years after June 30, 2004. This rate will be adjusted on June 30, 2009 based on the then current Renminbi lending rate of the Chinese commercial banks for loans of similar amount and tenure, less a 10% discount. In 2007, we paid China Telecom Group approximately RMB785 million interest on the deferred consideration for such acquisition.

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

Our Acquisitions in 2007

We entered into an Equity Purchase Agreement with China Telecom Group on June 15, 2007, pursuant to which China Telecom Group agreed to transfer, and cause its wholly owned subsidiary China Huaxin Post and Telecommunications Development Center to transfer to us, 100% equity interest in each of China Telecom (Hong Kong) International Company Limited, China Telecom System Integration Co., Ltd. and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”), (collectively, the “Third Acquisition”), for a total consideration of RMB1.408 billion in cash.

We obtained all necessary regulatory approvals of the transactions under the Equity Purchase Agreement from relevant governmental authorities including Ministry of Commerce and State-owned Assets Supervision and Administrative Commission of the State Council. The Third Acquisition was completed on June 30, 2007 and the consideration was fully paid in cash in July 2007 from our internal resources. As we and the three acquired companies are under the common control of China Telecom Group, the Third Acquisition has been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests.

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

China Telecom (Americas) Corporation is a company incorporated under the laws of Delaware, USA on November 22, 2001. It operates in North and South America. The principal business is engaging in ChinaNet transit, voice wholesale, international IP-VPN, international private leased circuits, cross-border transit connection and internet data center services. Its target customers comprise multinational corporations and Chinese companies with overseas businesses requiring telecommunications connections between Asia and the Americas.

We expect that the acquisition of the three companies will help us to expand our service areas in certain countries in Asia Pacific region and South and North America, and extend our telecommunication business including leased line and other related services overseas. We also expect to exploit technological advantages and increase economies of scale benefits through acquisition of the three companies by reducing operational costs, consolidating business resources, improving network and services system.

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

Our Corporate Organization Restructuring in 2008

On January 10, 2008, we entered into merger agreements with certain of our wholly owned subsidiaries, including Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited, or, collectively, the Merged Subsidiaries. Pursuant to these merger agreements, our Company will merge with the Merged Subsidiaries by way of absorption. As a result, the Merged Subsidiaries will be dissolved and all of their assets, businesses, liabilities, rights and obligations will be assumed by us. These merger agreements were approved by our shareholders in an extraordinary general meeting on February 25, 2008 and the mergers with all the Merged Subsidiaries had been completed by the end of March 2008. These mergers represent an internal reorganization which has no significant impact on our consolidated financial condition and results of operations.

The mergers with the Merged Subsidiaries are for the purpose of improving our existing organization structure by managing our businesses through branches instead of subsidiaries. Upon completion of the restructuring, our provincial branches will take over the responsibilities of managing and operating the business in these provinces. We expect that the resulting organization structure and management system will enhance the integration and allocation of our internal resources and further improve our management standard and overall efficiency.

Our Acquisition of Beijing Telecom in 2008

On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group, pursuant to which we agree to acquire, and China Telecom Group agrees to sell, the entire equity interest in China Telecom Group Beijing Corporation, or Beijing Telecom, for a total consideration of RMB5.557 billion in cash.

The Acquisition Agreement was approved by our shareholders in the extraordinary general meeting held on May 30, 2008 and it will become effective upon obtaining the relevant governmental and regulatory authorities including the State-owned Assets Supervision and Administration Commission of the State Council, or SASAC. We propose to enter into a merger agreement with Beijing Telecom upon completion of the acquisition, pursuant to which Beijing Telecom will be dissolved and all of their assets, businesses, liabilities, rights and obligations will be assumed by us.

We expect the acquisition of Beijing Telecom to present an opportunity for us to provide better services to major corporate customers, enhance our market position and competitiveness, enjoy benefits from the increased demand for telecommunications services during the 2008 Olympic Games period and realize operating synergies.

Beijing Telecom is a limited liability company incorporated under the laws of the PRC on July 16, 2002 and wholly owned by China Telecom Group. The principal business of Beijing Telecom is provision of telecommunications and information services, local fixed network services, domestic and international long distance services, broadband services, managed data services, leased line services and integrated information services in the Beijing municipality.

Industry Restructuring and Our Proposed Acquisition in 2008

On May 24, 2008, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance issued a joint announcement relating to the further reform of the telecommunications industry in China. According to the joint announcement, the principal objectives of the reform include, among others: (i) supporting the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries are encouraging the following restructuring transactions: (a) the acquisition by our Company of the CDMA network (including both assets and subscriber base) currently owned by China Unicom; (b) the acquisition by China Telecom Group of the basic telecommunications services business currently operated by China Satellite Communications Corporation, or China Satellite; (c) the merger between China Unicom and China Netcom Group; and (d) the acquisition of China Railway by China Mobile. The detailed implementation plans relating to these restructuring transactions are expected to be formulated by the relevant parties involved, subject to, in each case, agreement on terms among the relevant parties and approvals by applicable Chinese government authorities, and carried out, as applicable, in accordance with customary practices in the domestic and international capital markets. In addition, according to the joint announcement, three 3G licenses are expected to be granted to telecommunications services providers in China after the completion of the restructuring transactions described above, although the timing, as well as the manner, of such issuances of 3G licenses is uncertain. Furthermore, to maintain a balanced development of the telecommunications industry, the Chinese government will adopt asymmetrical regulatory measures, as necessary, over a period of time following the completion of the above restructuring transactions. However, it is uncertain what asymmetrical regulatory measures will be adopted by the Chinese government and what impact these measures may have. The Chinese government also seeks to promote the integration of telecommunications services and networks of different services providers. In addition, the Chinese government will encourage software development, content application and other information integrated information services.

Our Proposed Acquisition of the CDMA Business from Unicom

On June 2, 2008, we, Unicom and CUCL entered into a framework agreement, or the CDMA Business Framework Agreement, pursuant to which, we will acquire from CUCL the entire CDMA telecommunications business, or the CDMA Business, owned and operated by CUCL as of the date of completing the proposed acquisition and related assets and liabilities. Unicom is a company incorporated in Hong Kong whose shares are listed in the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange.

The consideration of the proposed acquisition pursuant to the CDMA Business Framework Agreement, or the Proposed CDMA Acquisition, is RMB43.8 billion, or the Preliminary Consideration. The final consideration, or the Final Consideration, will be determined in accordance with the following mechanism:

Final Consideration = Preliminary Consideration * A

A shall be determined as follows:

(i) if R1/R2 plus 0.02 is equal to or more than 1, then A shall equal to 1; and

(ii) if R1/R2 plus 0.02 is less than 1, then A shall equal to R1/R2 plus 0.02.

Where

(i) R1 is the CDMA service revenue, or the CDMA Service Revenue, which is defined as the revenue generated by Unicom in the course of operating its CDMA telecommunications business minus the total revenue from the sale of telecommunication products, for the six months ended June 30, 2008 set forth in the 2008 interim report of Unicom; and

(ii) R2 is the CDMA Service Revenue for the six months ended June 30, 2007 set forth in the 2007 interim report of Unicom.

The Final Consideration will be paid in three installments in cash. The first installment, which is 70% of the Final Consideration, will be paid by us on the completion date, or the Completion Date, which will be a day falling within three days after all the conditions precedent to the Proposed CDMA Acquisition have been satisfied or waived. The second installment, which is 20% of the Final Consideration, will be paid by us within three days after the date of substantial completion of the transfer of the CDMA Business from CUCL to our Company. The final installment, which is the remaining 10% of the Final Consideration, will be paid before March 31, 2009.

Pursuant to the CDMA Business Framework Agreement, CUCL will also transfer to us certain number of employees, which will be determined based upon the total number of employees who had employment agreements with CUCL as of December 31, 2007, multiplied by a percentage, the numerator of which is the CDMA Service Revenue for 2007 and the denominator of which is the total service revenue of Unicom for the same period. In determining the number of employees to be transferred from CUCL to our Company, we expect that employees whose responsibilities are directly related to the CDMA Business will be transferred to us. In addition, other employees whose responsibilities are to support the development and general management of the CDMA Business will also be transferred from CUCL to us, and the number of these employees will be determined by a separate agreement to be entered into by CUCL and us taking into consideration the differences in the businesses of the two companies in southern and northern China. We and CUCL agreed to finalize the list of employees to be transferred to us as soon as possible after the execution of the CDMA Business Framework Agreement. In addition, we expect to enter into separate agreements with CUCL to specify details of the arrangement with respect to the services, if any, to be provided to us by employees of third parties who are seconded to CUCL.

Related Transactions

Proposed Acquisition of the CDMA Network by China Telecom Group. We have been notified by China Telecom Group that China Telecom Group has agreed to acquire, and China Unicom and Unicom New Horizon Corporation Limited, or Unicom New Horizon, a wholly-owned subsidiary of China Unicom, have agreed to sell, the CDMA cellular telecommunications network constructed by Unicom New Horizon, or the CDMA Network, for a consideration of RMB66.2 billion, or the Proposed CDMA Network Acquisition. It is expected that the Proposed CDMA Network Acquisition will take place at the same time as the Proposed CDMA Acquisition.

Lease of Capacity on the CDMA Network by our Company from China Telecom Group. We expect to enter into a lease agreement with China Telecom Group, or the CDMA Network Lease Agreement, pursuant to which, we will lease the capacity on the CDMA Network from China Telecom Group at or around the time the detailed transaction agreements in respect of the Proposed CDMA Acquisition are entered into. China Telecom Group has indicated to us that it will discuss and negotiate with us the terms of the CDMA Network Lease Agreement with reference to the principles and framework set forth in the CDMA network lease agreement entered into by CUCL and certain other affiliates of China Unicom, or the Unicom CDMA Network Lease.

Conditions for the Completion of the Proposed CDMA Acquisition

The CDMA Business Framework Agreement does not contain all the necessary details in respect of the Proposed CDMA Acquisition. We expect to enter into additional transaction agreements that will set forth detailed terms of the Proposed CMDA Acquisition.

Completion of the Proposed CDMA Acquisition will be conditional upon satisfaction or waiver of the following:

(a)	Unicom has obtained all necessary approvals in relation to the termination of the Unicom CDMA Network Lease, including the waiver of the option of CUCL to purchase the CDMA Network, and in relation to the Proposed CDMA Acquisition;

(b)	CUCL has obtained all approvals for the Proposed CDMA Acquisition in accordance with applicable laws and regulations;

(c)	China United Telecommunications Corporation Limited, a company incorporated in China whose shares are listed on the Shanghai Stock Exchange and which indirectly controls Unicom, has obtained all necessary approvals in relation to the termination of the Unicom CDMA Network Lease, including the waiver of the option of CUCL to purchase the CDMA Network, and in relation to the Proposed CDMA Acquisition;

(d)	the relevant government authorities have approved the sale of the CDMA Business and the CDMA Network;

(e)	there has been no material adverse change to the operations of the CDMA Business;

(f)	our Company has obtained all necessary approvals in relation to the proposed change of our business scope and necessary amendments to our articles of association;

(g)	our Company has obtained approval from our independent shareholders in relation to the CDMA Network Lease Agreement in such manner as required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

(h)	the approval by the Ministry of Industry and Information has been obtained in respect of China Telecom Group’s authorization of our Company to operate mobile telecommunications business and to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers;

(i)	the Proposed CDMA Network Acquisition has been completed simultaneous with the Proposed CDMA Acquisition;

(j)	CUCL has completed all necessary procedures as required under applicable laws or other contracts to which CUCL are subject; and

(k)	our Company, CUCL and Unicom have entered into detailed transaction agreements for the Proposed CDMA Acquisition, including any transitional arrangements.

We, Unicom and CUCL will use reasonable endeavors to procure the satisfaction or waiver of the above conditions as soon as practicable before September 30, 2008. If the conditions are not satisfied or waived before December 31, 2008 or before any other date as agreed upon among the parties, the CDMA Business Framework Agreement will be terminated automatically.

Organizational Structure

Set out below is our corporate structure as of June 18, 2008:

In addition, our Company has a branch in each of Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region in China following our corporate organization restructuring in 2008. See “—Our Corporate Organization Restructuring in 2008” included elsewhere under this Item.

We entered into an Acquisition Agreement with China Telecom Group to acquire its entire equity interest in Beijing Telecom on March 31, 2008. We are currently in the process of obtaining approvals for the acquisition from the relevant governmental and regulatory authorities, upon completion of which process Beijing Telecom will become our subsidiary. We also propose to enter into a merger agreement with Beijing Telecom upon completion of the acquisition, pursuant to which Beijing Telecom will be dissolved. See “—Our Acquisition of Beijing Telecom in 2008” included elsewhere under this Item.

Issuance and Proposed Issuance of Commercial Paper in 2008

On April 22, 2008, we issued three-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 5.30%. The notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value.

At the annual general meeting held on May 30, 2008, our shareholders approved the proposal for our Company to issue debentures. Pursuant to the resolutions passed at the annual general meeting, we may issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, company bonds, corporate debts and asset securitization products and asset-backed notes, from the date of the annual general meeting until the date on which the annual general meeting of the Company for the year ended 2008 is held, with a maximum outstanding repayment amount of RMB60 billion.

Our Company does not have any definitive plan to issue any debentures at this time.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, China 100032 and our telephone number is (+86-10) 6642-8166. Our website address is www.chinatelecom-h.com. The information on our web site is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B. Business Overview

We are the leading provider of wireline telecommunications services in Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region in China. On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group to acquire the entire equity interest in its wholly owned subsidiary, Beijing Telecom, for the purpose of further expanding our services in Beijing. Our scope of business includes:

(1) operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

(2) providing voice, data, image, multimedia telecommunications and information services based on the wireline networks;

(3) providing international services and conducting accounts settlement with overseas operators in accordance with state regulations; and

(4) providing telecommunications and information-related system integration, advertising, technological development, technical services, information consulting, and conducting design, manufacture, sales and installation of telecommunications equipment.

In 2007, we continued to implement our business strategy of transformation from a traditional voice services provider to a modern integrated information services provider. Our business continued to grow in 2007 and we have gradually shifted our operational focus from voice services such as local and long distance services to non-voice services, including our Internet access and value-added services. Our non-voice services have become an important driver for our revenue growth.

Our total operating revenue increased from RMB175,616 million in 2006 to RMB178,656 million, or by approximately 1.7%, in 2007. Revenue from our non-voice services, including Internet access services, value-added and integrated information application services and leased line and other services increased while revenue from our voice services, including local telephone services, long distance telephone services and interconnections services decreased. The increase in revenue from our non-voice services in 2007 is the result of our continued efforts in implementing business transformation strategy by shifting our operation focus from voice services to non-voice services, which offset the decrease in revenue from our voice services in the same period.

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

	As of or for the year ended December 31,
	2005	2006	2007
Local Telephone:
Access lines in service (in millions)	210.1	223.0	220.3
Total pulses (in billions)(1)	474.7	438.2	420.3
Domestic Long Distance:
Total outgoing call minutes carried (in billions)(2)	93.8	95.6	98.3
International, Hong Kong, Macau and Taiwan Long Distance:
Total outgoing call minutes carried (in billions)(3)	1.71	1.60	1.59
Interconnection
Volume of inbound local call minutes (in billions)	102.7	124.5	135.4
Broadband Access:
Number of subscribers (in millions)	21.0	28.3	35.7
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	197.4	228.2	312.4
Value-added Services
Caller ID service subscribers (in millions)	131.5	145.7	146.7
Color Ring Tone subscribers (in millions)(4)	18.2	36.7	63.2
SMS usage volume (messages in billions)(4)	17.3	23.3	23.3

(1)	Pulses are the billing units for calculating local telephone usage fees.

(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.

(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

(4)	The Color Ring Tone and “Short Message Service over Personal Handyphone System, or SMS over PHS” services were launched in 2004, and we started to collect operating data for these two new services from 2005.

The number of our local access lines in service decreased by approximately 1.2% from 223.0 million in 2006 to 220.3 million in 2007 primarily due to the increasing substitution of wireline telephone services by mobile telephone services. The total usage of our local telephone services decreased by approximately 4.1% from 438.2 billion pulses in 2006 to 420.3 billion pulses in 2007. Subscribers for our broadband access services grew from 28.3 million as of December 31, 2006 to 35.7 million as of December 31, 2007. We experienced significant growth in value-added services in 2007. The number of subscribers to our caller ID services was 146.7 million in 2007. The number of subscribers to Color Ring Tone services was 63.2 million as of December 31, 2007 and increased by approximately 72.2% compared to 2006. The usage volume of our short message services, or SMS, was 23.3 billion messages in 2007. We expect our broadband services and value-added services to continue to be key drivers of our growth in the future.

The following table sets forth a breakdown of our operating revenue for 2005, 2006 and 2007:

	For the Year Ended December 31,
	2005	2006	2007
Wireline telephone services(1)
Local
Installation fees	2,970	2,913	2,735
Monthly fees	30,351	28,973	25,346
Local usage fees	47,624	46,188	42,343

Sub-total	80,945	78,074	70,424
Domestic long distance	25,993	25,517	24,127
International, Hong Kong, Macau and Taiwan long distance	3,474	3,225	2,882
Interconnections	12,838	14,095	13,879
Upfront connection fees	6,781	4,971	3,294

Sub-total	130,031	125,882	114,606
Internet access and Value-added service	27,890	37,927	50,571
Managed data	2,990	3,080	3,013
Leased line services and Others(2)	8,948	8,727	10,466

Total operating revenue	169,859	175,616	178,656

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.

(2)	Other revenue includes primarily revenue from sales, repairs and maintenance of customer-end equipment, construction of telecommunications network and infrastructure for customers.

Wireline Telephone Services

Our telephone services consist of local telephone, domestic long distance, international, Hong Kong, Macau and Taiwan long distance and interconnection.

Wireline telephone services are our main services, generating 64.1% (including upfront connection fees) of our total operating revenue in 2007, compared to 71.7% (including upfront connection fees) in 2006. Revenue generated by these services decreased by approximately 9.0% from 125,882 million in 2006 to RMB114,606 million in 2007 due to the increasing substitution of wireline telephone services by mobile telephone services and the diversification of the means of communication. We expect that our wireline telephone services will continue to provide a significant revenue source to our overall business.

Local Telephone Services

Our local telephone services provide the largest revenue source for our wireline telephone services. In 2007, revenue from local telephone services decreased by approximately 9.8% from RMB78,074 million in 2006 to RMB70,424 million in 2007 as a consequence of the continuing decrease in the difference between tariffs for mobile services and for wireline telephone services and intensified mobile substitution for wireline telephone subscribers and local voice usage. To further the development of our local telephone services, we have adopted initiatives to differentiate our subscribers and services plans, offered “voice + Internet access” plans to enhance customer loyalty, developed value-added services such as Color Ring Tone and Best Tone to add more value to the wireline telephone services, and promoted services such as Super Cordless and Smart Cordless that combine the services provided by wireline and the Personal Handyphone System, or PHS. In addition, we focused our efforts to optimize the coverage of our wireless local access network for the regions that have the most customers to improve our service quality.

In 2007, the total number of wireline telephone subscribers recorded a negative growth for the first time. Such decrease was attributable to the reduction in domestic mobile tariffs and the popularization of mobile voice communication. Our local telephone subscribers numbered 220.3 million at the end of 2007, which represents a decrease of 2.7 million, or approximately 1.2% from 2006. As of the end of 2007, wireless local access service subscribers numbered 58.0 million, which represents a decrease of 4.7 million, or approximately 7.5%, from 2006. Public telephone service subscribers reached 15.7 million as of the end of 2007, which represents a slight increase of 0.2 million, or approximately 1.3%, from 2006.

Access lines. The following table sets forth selected information regarding our local telephone subscribers as of the dates indicated:

	As of December 31,
	2005	2006	2007
	(in millions)
Residential	118.0	122.3	121.8
Enterprise	20.9	22.5	24.8
Public telephones	14.1	15.5	15.7
Wireless local access	57.1	62.7	58.0

Total	210.1	223.0	220.3

Service usage. The following table sets forth certain usage information regarding our local telephone services for the periods indicated:

	Year Ended December 31,
	2005	2006		2007
	(in billions)
Total pulses of usage:(1)
Local voice usage	449.4	422.6		406.3
Dial-up Internet services	25.3	15.7		14.0

Total	474.7	438.2	(2)	420.3

(1)	Pulses are the billing units for calculating local telephone usage fees.

(2)	Local voice usage and dial-up Internet services may not add up to total pulses of usage due to rounding discrepancies.

Local voice usage was 406.3 billion pulses in 2007, a decrease of approximately 3.9% from 2006. As customers of our dial-up Internet services continued to shift to our broadband Internet services, dial-up Internet usage, including dial-up usage of customers of other Internet service providers, decreased by 10.8% from 15.7 billion pulses in 2006 to 14.0 billion pulses in 2007. Tariffs for dial-up Internet access were much lower than the usage fees for voice services.

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

The following table sets forth the tariffs we charge for local telephone services for the periods indicated:

Year Ended December 31,
	2005	2006	2007
(RMB)
Monthly fee:(1)
Residential customers	10.0 – 25.0	10.0 – 25.0	10.0 – 25.0
Enterprise customers	15.0 – 35.0	15.0 – 35.0	15.0 – 35.0
Usage fee:
Intra-district	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute
Inter-district	0.20 – 0.50 per minute(2)	0.20 – 0.50 per minute(2)	0.20 – 0.50 per minute(2)
Communications fee:
Internet dial-up	0.02 per minute	0.02 per minute	0.02 per minute

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital city, other cities, a county or rural areas.

(2)	The data in the table are the tariff ceilings for inter-district local telephone services set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

Domestic Long Distance Services

In order to stabilize our revenue in the increasingly competitive market environment for our long distance services market, we have responded to market changes by adopting flexible operating strategies such as differentiating our customers and offering service plans that meet the needs of different subscribers in the market.

In 2007, revenue from domestic long distance services was RMB24,127 million, representing a decrease of approximately 5.4% from 2006. Total revenue from our domestic long distance services represented approximately 13.5% of our total operating revenue in 2007, compared to approximately 14.5% in 2006.

Service usage. The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in millions)
Total minutes of usage(1)	93,817	95,567	98,251

(1)	Includes calls originated by mobile subscribers that are carried over our long distance networks.

Total domestic long distance usage was 98,251 million minutes in 2007, representing an annual growth rate of approximately 2.8% from 2006.

Tariffs. Currently, all domestic long distance services using public switched telephone networks are charged at the unified rate of RMB0.07 per six seconds, with a discount rate of up to 40% applicable to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

The following table sets forth the tariffs for our domestic long distance telephone services which are based on state tariff rates:

	Year Ended December 31,
	2005	2006	2007
	(in millions)
Public switched telephone networks services(1)	All at the unified rate of RMB0.07 per six seconds(2)	All at the unified rate of RMB0.07 per six seconds(2)	All at the unified rate of RMB0.07 per six seconds(2)
VoIP services(3)	Not regulated(4)	Not regulated(4)	Not regulated(4)

(1)	The data in the table are the tariff ceilings for domestic long distance services using public switched telephone networks set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

(2)	A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

(3)	A separate usage fees for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

(4)	Although we are permitted to set the tariffs for VoIP services, the tariffs are subject to certain filing and approval requirements of the regulatory authorities.

International, Hong Kong, Macau and Taiwan Long Distance Services

In 2007, competition in international and Hong Kong, Macau and Taiwan long distance telephone services further intensified. Diversion of customers to service based on technologies such as Instant Message and IP telephony had increased. Revenue from our international, Hong Kong, Macau and Taiwan long distance services amounted to RMB2,882 million in 2007, representing a decrease of approximately 10.6% from 2006. Our international, Hong Kong, Macau and Taiwan long distance telephone services contributed approximately 1.6% to our total operating revenue in 2007, compared to approximately 1.8% in 2006.

In order to maintain our revenue from international, Hong Kong, Macau and Taiwan long distance telephone services, we launched a number of service discounts plans to address various needs of different customer segments. In 2007, we focused our marketing and advertising effort to promote the public awareness of the tariff discount plans for our international, Hong Kong, Macau and Taiwan long distance telephone services.

Service usage. The following table sets forth certain information related to the usage of our international, Hong Kong, Macau and Taiwan long distance services, including usage of international, Hong Kong, Macau and Taiwan long distance services by mobile subscribers, for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in millions)
Total outgoing call minutes(1)	1,711	1,601	1,588

(1)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Usage in 2007 was 1,588 million minutes, representing a decrease of approximately 0.8% from 2006.

Tariffs. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance tariffs for the years indicated:

Year Ended December 31,
	2005	2006	2007
Public switched telephone networks services(1):
To Hong Kong, Macau and Taiwan	RMB0.20 per six seconds	RMB0.20 per six seconds	RMB0.20 per six seconds
To all international destinations	RMB0.80 per six seconds(2)	RMB0.80 per six seconds(2)	RMB0.80 per six seconds(2)

VoIP services:(3)
To Hong Kong, Macau and Taiwan	Not regulated	Not regulated	Not regulated
To all international destinations	Not regulated	Not regulated	Not regulated

(1)	The data in the table are the tariff ceilings for international, Hong Kong, Macau and Taiwan long distance services using public switched telephone networks set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.

(2)	A discount rate of up to 40% applies to calls made during off-peak hours.

(3)	A separate usage fee for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

We offer international, Hong Kong, Macau and Taiwan long distance services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and we follow those settlement arrangements and rates.

Interconnection

Revenue from interconnection decreased by approximately 1.5% from RMB14,095 million in 2006 to RMB13,879 million in 2007, representing approximately 7.8% of our total operating revenue in 2007. As the number of mobile subscribers continued to grow, the volume of inbound local calls reached 135,447 million minutes in 2007, representing an increase of approximately 8.8% from 2006.

Under relevant regulations, we are exempt from any interconnection payment for outbound local traffic to mobile operators. See “—Regulatory and Related Matters—Interconnection” for tariff details.

We have interconnection arrangements with other telecommunications operators, including China Telecom Group, China Netcom Group, China Mobile and China Unicom. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the former Ministry of Information Industry. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this Item.

China Telecom Group entered into interconnection agreements with other telecommunications service providers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, prior to our incorporation in 2002, with other telecommunications service providers in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, prior to our acquisition in 2003 and with other telecommunications service providers in Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province,

Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region prior to our acquisition in 2004. These agreements provide for interconnection settlement with respect to local calls and domestic and international, Hong Kong, Macau and Taiwan long distance calls involving our networks. In connection with our initial public offering in 2002 and the acquisitions in 2003 and 2004, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We also entered into an interconnection agreement with China Telecom Group. The economic terms and the settlement procedures under that agreement are in accordance with the standards set forth in the interconnection rules and regulations, which are described in more detail under “—Regulatory and Related Matters—Interconnection” included elsewhere under this item. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Interconnection Agreement”.

Internet Access and Value-added Services

In addition to basic local and long distance voice services, we offer Internet access and value-added services. In 2007, these services continued to grow rapidly and were an important revenue growth driver. Revenue from our Internet access and value-added services increased by 33.3% from RMB37,927 million in 2006 to RMB50,571 million in 2007, representing 28.3% of our operating revenue.

Internet Access Services

In 2007, revenue from Internet access services became increasingly important in our revenue structure. In 2007, our broadband subscribers increased by 26.1% from 28.3 million to 35.7 million. We also focused on segmentation of the broadband subscribers and differentiation of our broadband products to provide various services in terms of quality, application contents and prices to different customer groups. We also optimized our network in order to provide high-end subscribers with broadband products that offer more applications and better quality.

The following table sets forth selected information regarding our broadband access services for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in millions)
Total broadband access services subscribers	21.0	28.3	35.7

Value-added Services

Our value-added services comprise primarily wireline value-added services, Internet value-added services and integrated information value-added services.

Caller ID services, short messaging services, telephone information services and “Color Ring Tone” services are wireline value-added services. “Color Ring Tone” refers to a service where subscribers can customize the answer ring tone heard by the caller from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone. SMS usage volume was 23.3 billion messages and there were 63.2 million subscribers for the “Color Ring Tone” service in 2007.

Internet value-added services include “ChinaVNet” services, IPTV, Internet through TV services, collaborative communication services and music gateway services. “ChinaVNet” services refer to products and applications, such as music, video, software and recharge of online game cards, provided through broadband access and operated on a nationwide basis.

“Best Tone” services, “BizNavigator” services and IT services and applications are our integrated information value-added services. “Best Tone” service is an integrated information enquiries service. It provides our customers with phone number storage, enquiry and call transfer services, as well as various information needed in daily life. In 2007, we launched a nationwide campaign for the promotion of our “Best Tone BizTravel” services, which comprise a series of services in relation to ticket booking and hotel reservation, making it an attractive product of the “Best Tone” services. In 2007, we continued to promote “BizNavigator” and “One Home” as our major customer brands and improved the recognition of such brands among our customers. The “BizNavigator” and “One Home” targets government and corporate customers and middle-to-high-end household customers, respectively, and provide tailored application solutions to satisfy the different information and IT needs of such customers. Customers of “BizNavigator” and “One Home” reached 1.88 million and 10.54 million in 2007, respectively.

Tariffs. Internet and value-added services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. We determine tariffs for our Internet and value-added services according to market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Managed Data

In 2007, revenue from managed data decreased by approximately 2.2% from RMB3,080 million in 2006 to RMB3,013 million in 2007, representing approximately 1.7% of our total operating revenue in 2007.

Our managed data services include Digital Data Network, or DDN, frame relay, or FR, and Asynchronous Transfer Mode, or ATM, services. In 2007, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. Our customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

We offer managed data services as part of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose FR and ATM services to form virtual private networks, or VPNs, and link their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to build global communications networks for multinational corporations.

Tariffs. We determine most of the tariffs for our data services within a price range set by the Chinese government. We generally charge a fee for installation and testing for our data services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our managed data services in recent years.

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps for the years indicated:

	Year Ended December 31,
	2005	2006	2007
	(RMB)
64Kbps
Intra-district	1,500	1,500	1,500
Inter-district	2,000	2,000	2,000
Intra-provincial	3,500	3,500	3,500
Inter-provincial	3,500	3,500	3,500

2Mbps
Intra-district	6,000	6,000	6,000
Inter-district	8,000	8,000	8,000
Intra-provincial	12,000	12,000	12,000
Inter-provincial	12,000	12,000	12,000

The following tables set forth the monthly fees in 2005, 2006 and 2007 for FR and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

	Monthly Fee for Port Access
Bandwidth	2Mbps	10Mbps	100Mbps	155Mbps
	(RMB)
Monthly fees	1,000	5,000	9,000	10,000
PVC monthly fees (RMB):(1)

	PVC Monthly Fees
Bandwidth	Intra-District	Inter-District	Domestic Long Distance
	(RMB)
256Kbps	800	1,150	2,200
2Mbps	1,500	2,200	4,000
10Mbps	5,000	11,500	15,500
155Mbps	14,500	39,000	130,000

(1)	One-way tariff for PVC circuits of ATM services.

Leased Line and Other Services

In 2007, revenue from leased line services and other services increased by approximately 19.9% from RMB8,727 million in 2006 to RMB10,466 million in 2007, representing 5.9% of our total operating revenue in 2007.

Leased Line Services

The following table sets forth the total amounts of bandwidth of our leased line service as of the end of the year indicated:

Leased Digital Circuits	2005	2006	2007
Total bandwidth (x2Mbps) (thousand)	197.4	228.2	312.4

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

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits for the years indicated as set by the Chinese government:

	Year Ended December 31,
	2005	2006	2007
	(RMB)
2Mbps
Intra-district	2,000	2,000	2,000
Inter-district	4,000	4,000	4,000
Intra-provincial(1)	6,000	6,000	6,000
Inter-provincial(1)	6,000	6,000	6,000

155Mbps
Intra-district	44,000	44,000	44,000
Inter-district	88,000	88,000	88,000
Intra-provincial(1)	132,000	132,000	132,000
Inter-provincial(1)	132,000	132,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Other Services

Our other services primarily include sales, repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in China. We have devoted substantial efforts in advertisements to promote recognition of and loyalty to our products and services. In order to respond to migration of our subscribers to mobile services and motivate our customers to continue to use our services, we have also packaged certain of our local and long distance services, differentiated price for one or more products and combined certain products into one integrated service plan to targeted customers to address their telecommunications needs.

For example, we offer certain of our products and services as a package under the brand name “BizNavigator” and “One Home”, respectively. In 2007, we continued to promote “BizNavigator” as our brand targeting government and corporate customers and “One Home” as our brand targeting household customers. We have introduced three editions of “BizNavigator”, namely, Communication Edition, Information Edition and Industry Edition, each offering a different combination of our products and services to meet the different demands of our customers. The marketing of these major brand names have improved their recognition among our customers and have helped to change the public image of our Company from a traditional wireline operator to an integrated information services provider.

In addition, rural areas have become one of our major target markets due to the increasing demand for telecommunication services in these areas. We have enhanced our product and service offerings in the rural market and increased our customer base by introducing “Info Farm” in rural areas in 2007. “Info Farm” is an integrated service brand, under which we offer to customers services such as those relating to voice, broadband and distance education.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, short messaging services, telesales, packaged sales and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular our value-added services.

Sales, Distribution and Customer Services

In 2007, we continued to implement our dedicated service system, standardize and expand our business outlets, strengthen and promote our customer service hotlines, and improve our online customer services. By gradually integrating the dedicated service channel, electronic-based service channel, business outlet service channel and the agency service channel, we aim to provide our customers with more effective and efficient services.

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

Agency service channel. We have established guidelines to supervise and cooperate with our agencies and distributors and develop our business, expand our customer base and provide better customer services.

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

Network Architecture

Our network system consists of local access networks, transport networks, core networks, service platform and support networks.

•	Local access networks: Local access networks are directly connected to customers.

•	Transport networks: Transport networks provide the transport functions of voice and data signals for all of our services.

•	Core networks: Core networks include our wireline telephone network, basic data networks and Internet network, and support our basic telecommunications services.

•	Service platform: The service platform provides the platform for a variety of applications and services such as SMS, Color Ring Tone, IPTV, video conferencing and information search services.

•

Support networks: Support networks include signaling networks, digital synchronous networks and network management systems and support the reliable and effective operation of our networks at all levels.

Network Capacity and Technology

Local access networks. We own extensive local access networks in our service regions. As of December 31, 2007, our local access networks covered all cities, counties and most rural villages in our service regions. In order to optimize our network and improve utilization, in addition to expanding our broadband local access networks utilizing our existing copper line resources, we are vigorously connecting additional large office buildings, business centers and residential buildings with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, exhibit centers and office buildings to provide business travelers with broadband access services.

Transport network. Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links.

Wireline telephone networks. In 2007, after completing the upgrade of our wireline network by applying softswitch technology, we expanded the application of softswitch technology and optimized our telephone network system. The softswitch technology has been applied nationwide, and we have generally not constructed any new public switched telephone network, or PSTN, switchboard since then.

Internet and managed data networks. We have developed a large-capacity, high-quality, reliable and extensive Internet and managed data network system in our service regions. Our Internet and managed data networks allow us to provide services both at the network layer, such as Internet access, managed data and VPN services, and at the application layer, such as Internet data center, content distribution and video-on-demand services.

Our data network system includes a DDN network, an FR network and an ATM network. These networks cover all cities and counties in our service regions. Our ATM network allows multi-service access and flexible bandwidth management and provides high-quality, integrated end-to-end services.

CHINANET, our Internet network, deploys mainstream advanced routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 10Gbps circuits.

China Telecom Next Carrying Network, or CN2, is our next generation core multi-service carrier platform and has been fully implemented. It is capable of supporting voice, managed data, and video services at the same time. It covers most of our local networks and nine overseas cities. As the carrier network within the telecommunications network, CN2 is capable of carrying softswitch network, 3G mobile network, video-on-demand service, CHINANET and other important services. In addition, as a high-quality Internet network, CN2 provides Multi-protocol Label Switch Virtual Private Network service and Internet access service.

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

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 31.4% of our total amount of annual purchases for 2007. Purchases from our largest supplier of telecommunications equipment accounted for approximately 15.5% of our total amount of annual purchases for 2007.

Information Technology Systems

Our strategic goal is to establish a new comprehensive information technology platform, CTG-MBOSS, in the next three to five years along with our strategic transformation from a traditional basic network operator into a modern integrated information services provider. CTG-MBOSS will include business support systems, or BSS, to support marketing and customer services, operation support systems, or OSS, to support network operation and resource allocation, management support systems, or MSS, to support management, enterprise and data architecture, or EDA, for data management, operation analysis and decision making, and the related information organization and control systems. Adoption of the enterprise application integration, technology has allowed for interconnection among all major systems of our Company, enabling information sharing within our Company.

We have set up three phases for developing our information technology system. First, we plan to enable organized information sharing within our Company. To satisfy the operational needs of our Company, we plan to provide data upon request in a timely manner. Second, we plan to improve the operation and management efficiency, lower operation and information technology supporting cost by providing effective and organized information technology support. Third, we plan to apply for proprietary rights for our intellectual properties, train our dedicated IT supporting staff. In addition, by gaining experience through improving our own information technology system, we expect to provide third parties with more sophisticated IT services and make CTG-MBOSS a new growth driver.

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

•

Our MSS include financial information, projects, human resources, managerial and information management systems. These systems gather and process various operational and financial data for the implementation, management, and decision-making purposes. We are in the process of further improving our MSS and incorporating them into our enterprise resource planning system.

•	Our EDA include operational data storage and enterprise data warehouse systems. These systems complete the collection, process, storage application and recording of the core system data.

Competition

We compete with other telecommunications service providers in our wireline telephone, Internet, managed data and leased line services. All of our principal competitors are wholly or majority owned by the Chinese government. Currently, providers of basic telecommunications services must apply for a license from the Ministry of Industry and Information. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China. In China, there are currently two licensed mobile telecommunications service providers, China Mobile and China Unicom, and four wireline service providers, China Netcom Group, which is expected to merge with China Unicom, China Unicom, China Railcom, which is expected to be acquired by China Mobile, and us. We face direct and indirect competition from our competitors in all of our services within our service regions.

In May 2008, in order to optimize the allocation of telecommunications resources in China and improve the competitive landscape, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance announced the policy initiative to further reform the telecommunications industry in China that encourage the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, by way of a series of restructuring transactions. These proposed restructuring transactions include the acquisition by our Company of the CDMA network (including both assets and subscriber base) currently owned by China Unicom, the merger between China Unicom and China Netcom Group, the acquisition by China Telecom Group of the basic telecommunications services business currently operated by China Satellite and the acquisition by China Mobile of China Railcom. Upon completion of the proposed restructuring transactions and formation of three telecommunications services providers encouraged by the policy initiative announced in May 2008, each of our Company, China Mobile and the entity that combines China Unicom and China Netcom Group is expected to become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We can not predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. To the extent we are licensed to engage in mobile telecommunications services by the Chinese regulatory authorities in the future, we cannot assure you that we would be able to develop our full-service capabilities quickly enough or at all, in part due to our lack of prior experience and expertise in these other telecommunications services, to be able to effectively compete with China Mobile and the entity that combines China Unicom and China Netcom Group. This could have a material adverse effect on our competitive position, business and prospects in the telecommunications industry in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition, which may adversely affect our business growth and results of operations” and “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

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

Until the mid-1990s, we were the sole licensed wireline local telephone services provider in our service regions. Our local telephone services currently compete with the wireline services offered by China Netcom Group, which is expected to merge with China Unicom, and China Railcom, which is expected to be acquired by China Mobile, which have been licensed to provide local telephone services in our service regions. We compete with these operators primarily on the basis of brand name, network coverage, service quality and service offerings. In addition, we have a large customer base, which allows us to compete through economies of scale and to cross-sell our services to our existing customers.

Long distance telephone services. We compete with China Unicom, China Railcom, which is expected to be acquired by China Mobile, and China Netcom Group, which is expected to merge with China Unicom, with respect to long distance telephone services using public switched telephone networks in our service regions. Mobile telecommunications services have diverted some of the traffic from our long distance telephone services. We compete with these service providers on the basis of customer base, brand name, network resources, quality of service and marketing and distribution strength. Access to our long distance services does not require the dialing of any pre-set access number or password.

China Mobile, China Netcom Group, which is expected to be merged with China Unicom, China Unicom, China Railcom, which is expected to be acquired by China Mobile, and China Satellite, whose basic telecommunications business is expected to be acquired by China Telecom Group, provide VoIP services that compete with our public switched telephone network and VoIP long distance services. We compete with these VoIP service providers on the basis of customer base, reliability, quality and coverage of networks and general service quality.

Competition in Internet Service

We compete with China Netcom Group, which is expected to merge with China Unicom, China Mobile, China Unicom and China Railcom, which is expected to be acquired by China Mobile, with respect to Internet access services on the basis of customer base, brand name, coverage of access networks and cooperation with the providers of Internet content and applications.

Competition in Managed Data Services

We compete with China Netcom Group, which is expected to merge with China Unicom, China Railcom, which is expected to be acquired by China Mobile, and China Unicom for managed data services. We compete on the basis of end-to-end connectivity, network coverage, service quality and scale efficiency.

Competition in Leased Line Services

We compete with China Netcom Group, which is expected to merge with China Unicom, China Unicom, and China Railcom, which is expected to be acquired by China Mobile, in leased line services. We compete with them on the basis of the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer services.

Competitive Implications of China’s Accession to WTO

Since China’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in China. Like domestic service providers, foreign operators are subject to the licensing requirements of the Ministry of Industry and Information. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in China. For example, the foreign ownership percentage in basic telecommunications services will be subject to a maximum limit of 49%. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

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

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in China, some of which have been registered with the Trademark Office of the PRC State General Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2009, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreements”.

Regulatory and Related Matters

Overview

The telecommunications industry in China is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The Ministry of Industry and Information, which is responsible for, among other things:

–	formulating and enforcing industry policies and regulations as well as technical standards;

–	granting telecommunications service licenses;

–	supervising the operations and quality of service of telecommunications service providers;

–	allocating and administering telecommunications resources such as spectrum and numbers;

–	together with other relevant regulatory authorities, including National Development and Reform Commission, formulating tariff standards and tariff charging mechanisms for telecommunications services;

–	formulating interconnection and settlement arrangements between telecommunications networks; and

–	maintaining fair and orderly market competition among service providers.

•

Provincial communications administrations under the Ministry of Industry and Information, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces, autonomous regions and centrally administered municipalities.

•

The National Development and Reform Commission, which, together with the Ministry of Industry and Information, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See “—Tariff Setting” below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

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

Telecommunications Regulations

China’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the then existing rules and policies for the telecommunications industry. The Telecommunication Regulations provide the primary regulatory framework for China’s telecommunications industry in the interim period prior to the adoption of the telecommunications law.

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

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in China must apply for licenses from the Ministry of Industry and Information. In accordance with the approval of the Ministry of Industry and Information, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business.

China’s State Council has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications services subject to the approval of the Ministry of Industry and Information and the Ministry of Commerce (formerly the Ministry of Foreign Trade and Economic Cooperation). Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises.

The table below summarizes the foreign ownership and geographic restrictions for telecommunications joint ventures in China:

Foreign Ownership Percentage and Geographic Restrictions

for Foreign-Invested Telecommunications Enterprises

	As of December 31,
Sector	2002	2003	2004	2005	2006	2007	2008
Wireline			25%		35%	49%	49%
			(3 cities)(1)		(17 cities)(2)	(nationwide)	(nationwide)

Mobile	35%		49%		49%
	(17 cities)		(17 cities)(2)		(nationwide)

Value-added	49%	50%
	(17 cities)(2)	(nationwide)

Paging	49%	50%
	(17 cities)(2)	(nationwide)

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.

(2)	The 17 cities are Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

The Ministry of Information Industry has promulgated the Measures on Administration of Telecommunication Business Licenses, which became effective on January 1, 2002. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in China.

The Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance indicated in their joint announcement of the proposed restructuring initiatives relating to the telecommunications industry in China that three 3G licenses are expected to be granted to telecommunications services providers in China upon the completion of the restructuring transactions as proposed in the announcement. However, the timing, as well as the manner, of such issuance of 3G licenses is uncertain.

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the Ministry of Industry and Information, the National Development and Reform Commission, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers are permitted to set tariffs for certain services provided the tariff levels are below the tariff ceilings set by the Ministry of Industry and Information and the National Development and Reform Commission.

The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing fixed or guidance tariff rates, which should be attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Telecommunications Industry in China—Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the Chinese government”.

Under the Telecommunications Regulations, cost is the primary basis for tariff setting. In addition, the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services.

The Ministry of Industry and Information has gradually liberalized the tariff level by allowing telecommunications provider to set tariffs below certain tariff ceilings and permitting them to package their products and services, which could essentially lower the actual price for certain products and services included in the package. Effective October 1, 2005, the Ministry of Industry and Information and the National Development and Reform Commission set the tariff ceiling for wireline local inter-district telephone services, domestic long distance telephone services, and international, Hong Kong, Macau and Taiwan long distance telephone services. With respect to the tariffs for domestic and international long distance telephone services, telecommunications service providers are required to file the tariffs with the Ministry of Industry and Information and the National Development and Reform Commission for record purpose, and, at the local level, the relevant provincial communications administrations and price bureaus. With respect to the tariffs for wireline local inter-district telephone services, filings of the tariffs with the relevant provincial communications administrations and price bureaus for record purpose are required. With respect to service discounts plans, filings with the Ministry of Industry and Information or, if service discounts plans are provided by the provincial subsidiaries of the telecommunications operator, with the relevant provincial communications administrations, are required. Currently, the Ministry of Industry and Information allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks to be set by service providers.

Interconnection

Under the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the former Ministry of Information Industry in May 2001, major telecommunications operators in China cannot refuse requests for interconnection and must enter into interconnection agreements upon request by other service providers. Interconnection agreements must be filed with the Ministry of Industry and Information. Interconnection agreements may not be terminated unilaterally without prior approval by the Ministry of Industry and Information.

The Telecommunications Regulations further provide that the technical standards and settlement methods for network interconnections be formulated by the Ministry of Industry and Information. In accordance with these regulations, China Telecom Group has entered into various interconnection agreements with other telecommunications service providers, including China Mobile, China Unicom, China Netcom Group and China Railcom.

In October 2005, the former Ministry of Information Industry issued the Notice on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, which provides for a new settlement arrangement standards for wireline local telephone operators. In January 2007, the former Ministry of Information Industry issued a second notice, which provides for a further adjustment of the settlement standards for wireline local telephone operators. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

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

(1) Operator A collects the usage charge from its subscribers

(2) In the case of local calls from operator A not using operator B’s local inter-district trunk circuit, operator A pays 50% of usage charge to operator B.

(3) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A pays no more than RMB0.15 per minute to operator B.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network domestic long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Wireline local or mobile operator A	Wireline local or mobile operator B, through the long distance network of operator C	(1) Operator C collects the tariff from its subscribers (2) Operator C pays RMB0.06 per minute to operator A, RMB0.06 per minute to operator B, and gets the rest of the long distance tariff

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
Domestic wireline local or mobile operator A

Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B

Using the carrier identity code of operator B, through the domestic and international long distance network of operator B

(1) Operator A collects the tariff from the subscribers

(2) Operator A retains RMB0.06 per minute, and operator B gets the rest of the international long distance tariff.

(1) Operator B collects the tariff from the subscribers

(2) Operator B pays operator A RMB0.06 per minute

International long distance operator	Operator B through domestic long distance network of operator C and international gateway of domestic operator A	(1) Operator A pays not more than RMB0.54 per minute to operator C, operator C pays not more than RMB0.06 per minute to operator B, where operator A and operator C, or operator B and operator C can be the same operator

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for IP long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Wireline or mobile network A	Wireline local or mobile operator B through the IP long distance network of operator C

(1) Operator C collects the IP long distance charges from its subscribers

(2) Operator C pays RMB0.06 per minute to operator B on the terminating end

(3) No settlement between operator C and operator A on the originating end

Technical Standards

The Ministry of Industry and Information sets industry technical standards for telecommunications terminal and interconnection related equipment used in the public telecommunications networks. A network access license from the Ministry of Industry and Information and other relevant regulatory authorities is required for all such equipment. Most of the standards set by the Ministry of Industry and Information conform to standards recommended by the International Telecommunications Union and other international telecommunications standards organizations.

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

Telecommunications Resources

The Ministry of Industry and Information is responsible for the administration and allocation of telecommunications resources in China, including radio frequencies and telecommunications network numbers. The use of these resources by telecommunications service providers is subject to the approval of the Ministry of Industry and Information or the relevant provincial communications administrations and a usage fee payable to the Chinese government.

The former Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission promulgated the Interim Measures on Collection of Usage Fees of Telecommunications Network Numbers, or the Interim Measures, effective January 1, 2005. The Interim Measures provide for the standards and collection of usage fees of telecommunications network numbers. In accordance with the Interim Measures, telecommunications services providers, including us, shall pay the usage fees of telecommunications network numbers. In 2007, the usage fees for the telecommunications network numbers we currently use are approximately RMB112 million.

Quality of Service

Under the Telecommunications Regulations, the Ministry of Industry and Information and the relevant provincial communications administration have the responsibility of supervising and monitoring the quality of services provided by telecommunications service providers in China. Under the Telecommunications Regulations, customers of telecommunications service providers have the right to submit complaints to the Ministry of Industry and Information and the relevant provincial communications administration or other relevant government authorities.

On March 13, 2005, the former Ministry of Information Industry promulgated the Telecommunications Services Standards. The Telecommunications Services Standards aim to protect the rights of the customers of telecommunications services and sets forth minimum quality requirements for telecommunications services provided by telecommunications operators.

The former Ministry of Information Industry promulgated the Measures on the Supervision and Administration of Quality of Service of the Public Telecommunications Networks, or the Measures on Quality of Service, effective August 1, 2005. The Measures on Quality of Service provide the supervision and administration of services of public telecommunications networks, including, among others, wireline local telephone networks, domestic long distance telephone networks, international telephone networks, and IP telephone networks. Under the Measures on Quality of Service, telecommunications operators are required to set up a unit which is responsible for solving the problems with respect to the public telecommunications network services.

Under the Consumer Protection Law of China, Consumers’ Associations can participate in the inspection and examination of goods and services by relevant governmental authorities; and customers can lodge their complaints with Consumers’ Associations, which can investigate the goods or services involved in the complaints, and mediate the complaints.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the Ministry of Industry and Information has been given authority by the Chinese government to delineate the scope of its universal service obligations. The Ministry of Industry and Information may also select universal service providers through a tendering process. The Ministry of Industry and Information, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The Chinese government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the Chinese government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount, the approval process and the distribution of the compensation. However, the compensation from the Chinese government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

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

State-Owned Assets Supervision

Under the PRC Company Law, Interim Measures for the Supervision and Administration of State-Owned Assets of the Enterprises, and other administrative regulations, the SASAC, among others, supervises the preservation of the value of state-owned assets, guides the reform and restructuring of state-owned enterprises, and evaluates the performances of management executives of state-owned enterprises through legal procedures. Our controlling shareholder, China Telecom Group, is a wholly state-owned enterprise and subject to the SASAC’s supervision.

C. Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering” included elsewhere under this Item.

D. Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007 and March 31, 2008. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Centralized Services Agreements”.

Properties

We conduct our business on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although a majority of the land and building titles to these properties have been registered in our name after they were acquired by us as part of our restructuring, certain land and building titles to these properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge of, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Property Leasing Framework Agreement”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our selected financial data, in each case included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. On June 30, 2007, we acquired the entire equity interests in each of China Telecom System Integration Co., Ltd., China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”), collectively the “Third Acquired Group”, from China Telecom Group. Because we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these companies have been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisitions are presented based on those restated amounts.

Overview

We are the leading provider of wireline telecommunications services in our service regions in China. Our service regions consist of Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi

Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province. On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group to acquire the entire equity interest in its wholly owned subsidiary, Beijing Telecom, for the purpose of expanding our telecommunication business in Beijing.

Following our acquisition of China Telecom (Hong Kong) International Company Limited and China Telecom (Americas) Corporation pursuant to an Equity Purchase Agreement we entered into with China Telecom Group on June 15, 2007, we began to offer leased line and related services in certain countries in the Asia Pacific region and North and South America.

Financial Overview

Our total operating revenue increased by approximately 1.7%, from RMB175,616 million in 2006 to RMB178,656 million in 2007. Our total operating expenses increased by approximately 3.3%, from RMB137,080 million in 2006 to RMB141,645 million in 2007. The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
Operating Revenue:	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Wireline telephone services:(1)
Local:
Installation fees	2,970	1.7%	2,913	1.7%	2,735	1.5%
Monthly fees	30,351	17.9%	28,973	16.5%	25,346	14.2%
Local usage fees	47,624	28.0%	46,188	26.3%	42,343	23.7%
Sub-total	80,945	47.7%	78,074	44.5%	70,424	39.4%
Domestic long distance(2)	25,993	15.3%	25,517	14.5%	24,127	13.5%
International, Hong Kong, Macau and Taiwan long distance(2)	3,474	2.0%	3,225	1.8%	2,882	1.6%
Interconnection(3)	12,838	7.6%	14,095	8.0%	13,879	7.8%
Upfront connection fees	6,781	4.0%	4,971	2.8%	3,294	1.8%
Sub-total	130,031	76.6%	125,882	71.7%	114,606	64.1%
Internet access(4) and value-added services	27,890	16.4%	37,927	21.6%	50,571	28.3%
Managed data services(5)	2,990	1.8%	3,080	1.8%	3,013	1.7%
Leased line and other services(6)	8,948	5.3%	8,727	5.0%	10,466	5.9%
Total operating revenue	169,859	100.0%	175,616	100.0%	178,656	100.0%

(1)	Includes revenue from our registered subscribers, public telephones and prepaid calling card services. Revenue from prepaid calling card services is recognized as the services are provided to our customers.

(2)	Includes revenue from our VoIP long distance services.

(3)	Includes charges to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to our wireline telecommunications networks.

(4)	Includes revenue from dial-up and broadband Internet access services.

(5)	Includes revenue from DDN, frame relay and ATM services.

(6)	Revenue from other services includes revenue from sales, repairs and maintenance of certain customer-end equipment, construction of telecommunications network and infrastructure for customers.

Our total operating revenue increased from RMB175,616 million in 2006 to RMB178,656 million in 2007, or approximately 1.7%, in 2007. Revenue from our Internet access and value-added services and leased line and other services increased while revenue from local telephone services, long distance telephone services, interconnection and managed data services decreased.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	49,678	29.2%	51,301	29.2%	52,257	29.3%
Network operations and support expenses(1)	30,792	18.1%	31,055	17.7%	31,622	17.7%
Selling, general and administrative expenses(1)	19,919	11.7%	22,259	12.7%	23,667	13.2%
Personnel expenses	25,101	14.8%	26,210	14.9%	27,242	15.2%
Interconnection charges and other expenses	5,518	3.2%	6,255	3.6%	6,857	3.8%
Total operating expenses	131,008	77.1%	137,080	78.1%	141,645	79.3%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by approximately 3.3% from RMB137,080 million in 2006 to RMB141,645 million in 2007. Our depreciation and amortization expenses increased approximately by 1.9% in 2007. Our network operations and support expenses increased by approximately 1.8% in 2007. Our selling, general and administrative expenses, our personnel expenses and our interconnection and other operating expenses increased approximately 6.3%, 3.9% and 9.6% respectively. Our selling, general and administrative expenses increased due to additional sales and marketing expenses in relation to brand management, subscriber base retention and strategic development of our business. Our personnel expenses increased due to the maintenance of our Company’s effective incentive scheme and the recruitment of professional personnel for intellectual property, information technology and information services operations which are in line with our strategic development needs. Our interconnection charges and other operating expenses increased due to the growth in long-distance voice and SMS interconnections. As a percentage of total operating revenue, total operating expenses remained stable at approximately 79.3% in 2007 compared to 78.1% in 2006.

Our operating income decreased by approximately 4.0%, from RMB38,536 million in 2006 to RMB37,011 million in 2007.

The following table sets forth our total operating revenue, operating expenses, operating income and net income attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	169,859	100.0%	175,616	100.0%	178,656	100.0%
Operating expenses	131,008	77.1%	137,080	78.1%	141,645	79.3%
Operating income	38,851	22.9%	38,536	21.9%	37,011	20.7%
Net income attributable to equity holders of the Company	27,822	16.4%	27,241	15.5%	23,702	13.3%
Net cash from operating activities	68,904	—	74,802	—	74,876	—

In January and February 2008, certain provinces in China experienced severe snowstorms or other adverse weather conditions, as a result of which, our Company incurred a loss of approximately RMB572 million in connection with the write-off of certain assets that were damaged during the snowstorms or under other adverse weather conditions. We estimate that additional capital expenditure of approximately RMB960 million may be incurred. We have implemented or are in the process of implementing various measures to mitigate the impact of the snowstorms and other adverse weather conditions upon our business, financial condition and results of operations. In addition, in May 2008, a major earthquake registering 8.0 on the Richter scale struck Sichuan province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. Our network equipment and other assets in the affected areas sustained extensive damages in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. We are currently assessing damages to our equipment and other assets in the area affected by the earthquake. We expect that we will incur losses and our operating expenses and capital expenditure will increase as a result of the damages to our network equipment and other assets in the earthquake. However, we do not expect that the earthquake will have any significant impact on our business, financial condition or results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Natural disasters and health hazards in China may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations”.

In addition, we expect the proposed restructuring of the telecommunications industry in China jointly announced by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance in May 2008, among other things, to have a significant impact on the competitive landscape of the telecommunications industry in China, and competition from other telecommunications services providers may intensify. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition, which may adversely affect our business growth and results of operations”, “—We may not be able to acquire the CDMA mobile communications business and related assets from subsidiaries of China Unicom. If acquired, the CDMA business may not meet our expectations with respect to its performance”, “—We face uncertainties with respect to the future 3G license”, and “—Our CDMA services may remain a relatively disadvantageous market position as compared to GSM services in China”.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives in any of the three years ended December 31, 2007.

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of impairment loss is the difference between the carrying amounts of the assets and their recoverable amounts. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the years ended December 31, 2005, 2006 and 2007, we recognized impairment losses of RMB163 million, nil and nil, respectively. Such losses are classified as network operations and support expenses in our consolidated statement of income.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our incorporation and the acquisitions made in 2003 and 2004. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. We revalued our property, plant and equipment on a depreciated replacement cost basis as of December 31, 2007. The property, plant and equipment as of December 31, 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totaling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totaling RMB2,755 million was recognized as an expense for the year ended December 31, 2007. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no changes to the estimated customer relationship period in any of the three years ended December 31, 2007.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2007:

	Year Ended December 31,
	2005	2006	2007
	(RMB in millions)
At beginning of year	1,682	1,507	1,500
Impairment losses for bad and doubtful debts	1,275	1,224	1,361
Accounts receivable written off	(1,450)	(1,231)	(1,427)

At end of year	1,507	1,500	1,434

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2007 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2007 and which we have not adopted:

Effective for accounting period beginning on or after
IFRS 8, “Operating segments”	January 1, 2009
IAS 1(September 2007), “Presentation of financial statements”	January 1, 2009
IAS 23 (March 2007), “Borrowing costs”	January 1, 2009
IFRIC 11, “IFRS 2—Group and treasury share transactions”	March 1, 2007
IFRIC 12, “Service concession arrangements”	January 1, 2008
IFRIC 13, “Customer loyalty programmes”	July 1, 2008
IFRIC 14, “IAS19—The limit on a defined benefit asset, minimum funding requirements and their interaction”	January 1, 2008

We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that IFRIC 11, IFRIC 12 and IFRIC 14 are not applicable to any of our operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

A. Operating Results

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Revenue

Our operating revenue grew by RMB3,040 million, or approximately 1.7%, from RMB175,616 million in 2006 to RMB178,656 million in 2007. This increase primarily reflected the revenue growth from Internet access service, value-added and integrated information application services and leased line and other services, which was partially offset by a decrease in revenue from local telephone services, domestic long distance services, and International, Hong Kong, Macau and Taiwan long distance services.

Local Telephone Services. Revenue from our local wireline telephone services decreased by approximately 9.8%, from RMB78,074 million in 2006 to RMB70,424 million in 2007. The decrease in revenue was primarily the result of the fact that mobile service has further exacerbated the diversion from wireline services due to the continued decline in tariffs for mobile services. Revenue from local telephone services accounted for 39.4% of our total operating revenue in 2007, compared to approximately 44.5% in 2006. As of December 31, 2007, the total number of our local telephone access lines decreased by 2.7 million, or approximately 1.2%, from 223.0 million in 2006 to 220.3 million in 2007 primarily due to the increasing substitution of wireline telephone services by mobile telephone services.

•

Installation Fees. Installation fees received from customers are deferred and amortized over the expected customer relationship period of 10 years. Revenue from the amortized amount of upfront installation fees decreased by approximately 6.1%, from RMB2,913 million in 2006 to RMB2,735 million in 2007. The decrease was primarily due to a decrease in the addition of new subscribers in 2007.

•

Monthly Fees. Monthly fee revenue decreased by approximately 12.5%, from RMB28,973 million in 2006 to RMB25,346 million in 2007 primarily due to the reduction or exemption in monthly fee rate in response to market competition.

•

Local Usage Fees. Revenue from local usage fees decreased from RMB46,188 million in 2006 to RMB42,343 million in 2007. Local voice usage volume decreased by approximately 3.9% to 406.3 billion pulses in 2007 from 422.6 billion pulses in 2006. Due to the intensifying mobile substitution, diversification of means of communication and the decline in average fees, revenue contribution by traditional voice usage declined in 2007.

Domestic Long Distance Services. Domestic long distance revenue decreased by approximately 5.4%, from RMB25,517 million in 2006 to RMB24,127 million in 2007, while domestic long distance telephone usage volume increased by approximately 2.8% from 95,567 million minutes in 2006, to 98,251 million minutes in 2007. The decrease in domestic long distance revenue was due to a decrease in average unit price from RMB0.27 per minute in 2006 to RMB0.25 per minute in 2007, as a result of the increasingly competitive market environment. The average unit price is largely affected by the intensity of competition with other domestic telecommunications operators. We cannot assure you that the trend of decreasing average unit price will not continue in the future.

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 10.6%, from RMB3,225 million in 2006 to RMB2,882 million in 2007, while the usage volume of our international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 0.8%, from 1,601 million minutes in 2006 to 1,588 million minutes in 2007. The decrease in revenue was mainly attributable to a reduction in average unit price from RMB2.01 per minute in 2006 to RMB1.81 per minute in 2007. We cannot assure you that the trends in declining usage and average unit price will not continue.

Interconnection Services. Revenue from interconnection fees decreased by approximately 1.5%, from RMB14,095 million in 2006 to RMB13,879 million in 2007. This decrease was primarily due to the Calling-Party-Pays scheme offered by mobile operators and the increasing diversion of voice usage volume to growing mobile networks. In 2007, our net interconnection income (interconnection revenue less interconnection expenses) was RMB7,119 million, representing a decrease of approximately 9.7% compared to RMB7,883 million in 2006.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Due to a regulation change effective on July 1, 2001 that cancels all surcharges in relation to telecommunication services, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 33.7%, from RMB4,971 million in 2006 to RMB3,294 million in 2007.

Internet Access and Value-Added Services. Revenue from our Internet access and value-added services increased by 33.3% from RMB37,927 million in 2006 to RMB50,571 million in 2007, representing 28.3% of our operating revenue. The increase in the Internet access service was primarily due to the continued expansion of our broadband subscriber base. The number of our broadband subscribers increased from 28.3 million as of December 31, 2006 to 35.7 million as of December 31, 2007. The increase in revenue derived from value-added service was primarily due to the rapid development of our caller ID service, Color Ring Tone, Internet value-added services, IT services and applications.

Managed Data Services. Revenue from managed data services decreased by approximately 2.2%, from RMB3,080 million in 2006 to RMB3,013 million in 2007. The decrease was primarily due to a decrease in demand of subscribers for such services.

Leased Line and Other Services. Revenue from leased line and other services increased by approximately 19.9%, from RMB8,727 million in 2006 to RMB10,466 million in 2007 primarily due to an increase in demand of customers for network resources.

Operating Expenses

Total operating expenses increased by approximately 3.3%, from RMB137,080 million in 2006 to RMB141,645 million in 2007.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 1.9%, from RMB51,301 million in 2006 to RMB52,257 million in 2007, mainly due to the increase in the depreciation base of our property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue remained at 29.3%.

Network Operations and Support Expenses. Our network operations and support expenses increased by approximately 1.8%, from RMB31,055 million in 2006 to RMB31,622 million in 2007, which was primarily attributable to the increase in electricity prices and increase in costs in our transforming business, or the Transforming Business, such as value-added services including IT services and applications.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 6.3% to RMB23,667 million in 2007 from RMB22,259 million in 2006. The increase was primarily due to additional sales and marketing expenses in relation to brand management, retaining subscriber base, and strategic development of our business.

Personnel Expenses. Personnel expenses increased by approximately 3.9%, from RMB26,210 million in 2006 to RMB27,242 million in 2007. This increase was primarily attributable to the maintenance of our effective incentive scheme and our recruitment of more professional personnel for intellectual property, information technology and information services operations which are in line with our strategic transformation needs.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by approximately 9.6%, from RMB6,255 million in 2006 to RMB6,857 million in 2007. This increase was primarily due to an increase in long distance voice interconnections driven by Calling-Party-Pays scheme of mobile services.

Revaluation of property, plant and equipment

We conduct re-valuation of our property, plant and equipment at least once every three years. The property, plant and equipment of our Company as of December 31, 2007 were revalued for each asset class on a depreciated replacement cost basis. The property, plant and equipment as of December 31, 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment in a total amount of RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment in a total amount of RMB2,755 million was recognized as an expense for the year ended December 31, 2007. The surplus was mainly attributable to an increase in the prices of properties. The deficit was mainly due to a decrease in the prices of equipment resulting from the technological advancement.

Net Finance Costs

In 2007, our net finance costs decreased by 4.2% from RMB4,489 million in 2006 to RMB4,300 million in 2007. Our interest expense decreased by 10.2%, or RMB594 million, from RMB5,808 million in 2006 to RMB5,214 million in 2007 due to our repayment of maturing interest-bearing debts.

Among the components of net finance costs, we recorded a net exchange gain of RMB105 million in 2007, as compared to a net exchange gain of RMB101 million in 2006 due to appreciation in Renminbi in 2007. According to the exchange rates published by the People’s Bank of China on December 28, 2007, the exchange rates of Renminbi to US dollars and Japanese Yen increased by 6.5% and 2.4%, respectively, from December 29, 2006.

Income Tax

Our statutory income tax rate is 33%. In 2007, our income tax expense was RMB6,452 million, representing an effective tax rate of 21.3%, as compared to 19.8% in 2006. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our subsidiaries received tax credits in the aggregate of RMB1,319 million on their purchases of domestic equipment in 2007. See Note 23 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

According to the New Tax Law and the Implementing Regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit”, as defined in the New Tax Law, will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. Based on the New Tax Law, the income tax rate applicable to our Company and certain of our subsidiaries which were previously taxed at 33% is reduced to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate 15% from 2004 to 2010, remains at 15% for the years ending December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011. Further, the tax authorities will no longer assess and approve any tax credit for domestic equipment purchases from 2008 onwards. For deferred tax assets and liabilities which were previously credited or charged to profit and loss upon initial recognition, the overall effect of change in tax rate amounting to RMB112 million was charged to the consolidated income statement. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of change in the tax rate amounting to RMB1,577 million was recognized in the consolidated statement of changes in equity. The enactment of the New Tax Law does not have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB23,702 million in 2007, with net margin of approximately 13.3%, compared to net income attributable to equity holders of the Company of RMB27,241 million with net margin of approximately 15.5% in 2006.

Inflation

In 2007, China experienced significant inflation, and thus inflation had a significant effect on our business during the past year. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk”.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenue

Our operating revenue grew by RMB5,757 million, or approximately 3.4%, from RMB169,859 million in 2005 to RMB175,616 million in 2006. This increase primarily reflected the revenue growth from Internet access service, value-added services and interconnection services, which was partially offset by a decrease in revenue from local telephone services, domestic long distance services, and International, Hong Kong, Macau and Taiwan long distance services.

Local Telephone Services. Revenue from our local wireline telephone services decreased by approximately 3.5%, from RMB80,945 million in 2005 to RMB78,074 million in 2006. The decrease in revenue was primarily due to the fact that the declining tariffs for mobile telephone services have narrowed the gap between mobile service tariffs and wireline service tariffs and that mobile operations have further exacerbated the diversion from wireline services, causing a drop in our local voice average revenue per user. Revenue from local telephone services accounted for 44.5% of our total operating revenue in 2006, compared to approximately 47.7% in 2005. As of December 31, 2006, the total number of our local telephone access lines increased by 12.9 million, or approximately 6.2%, from 210.1 million in 2005 to 223.0 million in 2006.

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

International, Hong Kong, Macau and Taiwan Long Distance Services. Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by approximately 7.2%, from RMB3,474 million in 2005 to RMB3,225 million in 2006. This decrease was mainly attributable to a decrease in the usage volume of our international, Hong Kong, Macau and Taiwan long distance services by approximately 6.4%, from 1,711 million minutes in 2005 to 1,601 million minutes in 2006.

Interconnection Services. Revenue from interconnection fees increased by approximately 9.8%, from RMB12,838 million in 2005 to RMB14,095 million in 2006. This increase was primarily due to an increase in interconnection volume resulting from the expansion of the domestic telecommunications services subscriber base and the traffic volume expansion in the telecommunications market. In 2006, our net interconnection income (interconnection revenue less interconnection expenses) was RMB7,883 million, representing an increase of approximately 7.0% compared to RMB7,365 million in 2005.

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

Internet Access and Value-Added Services. Revenue from our Internet access and value-added services increased by 36.0% from RMB27,890 million in 2005 to RMB37,927 million in 2006, representing 21.6% of our operating revenue. The increase in the Internet access service was primarily due to the continuous expansion of our broadband subscriber base in recent years. The number of our broadband subscribers increased from 21.0 million as of December 31, 2005 to 28.3 million as of December 31, 2006. The increase in value-added service was primarily due to the rapid development of comprehensive information application services, SMS, caller ID service, Color Ring Tone and telephone information services.

Managed Data Services. Revenue from managed data services increased by approximately 3.0%, from RMB2,990 million in 2005 to RMB3,080 million in 2006. The increase was primarily due to increased demand of subscribers for network resources.

Leased Line and Other Services. Revenue from leased line and other services decreased by approximately 2.5%, from RMB8,948 million in 2005 to RMB8,727 million in 2006.

Operating Expenses

Total operating expenses increased by approximately 4.6%, from RMB131,008 million in 2005 to RMB137,080 million in 2006.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 3.3%, from RMB49,678 million in 2005 to RMB51,301 million in 2006, mainly due to an increase in property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue remained at 29.2% in 2006.

Network Operations and Support Expenses. Our network operations and support expenses increased by approximately 0.9%, from RMB30,792 million in 2005 to RMB31,055 million in 2006.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 11.7% to RMB22,259 million in 2006 from RMB19,919 million in 2005. The increase was primarily due to our increased advertisement and promotion expenses in retaining and expanding our subscriber base and promoting our corporate brand and customer brand to bring our business in line with our strategic transformation. We also launched advertising and promotion campaigns in tandem with various marketing initiatives.

Personnel Expenses. Personnel expenses increased by approximately 4.4%, from RMB25,101 million in 2005 to RMB26,210 million in 2006. This increase was primarily due to an increase in rewards to employees with good performance in order to provide sufficient incentive and motivation to our employees.

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by approximately 13.4%, from RMB5,518 million in 2005 to RMB6,255 million in 2006. This increase was primarily due to the significant growth in long-distance voice and the SMS interconnections.

Net Finance Costs

In 2006, our net finance costs decreased by 8.1% from RMB4,886 million in 2005 to RMB4,489 million in 2006. Our interest expense decreased by 14.1%, or RMB955 million, from RMB6,763 million in 2005 to RMB5,808 million in 2006 due to the repayment of borrowing, and reduction in average interest rate through various measures including the issuance of short term commercial paper. On April, 2006, our Company issued short term commercial paper in the aggregate principal amount of RMB20 billion due in one year with an annual interest rate of 3.05%. The short term commercial paper was issued through a book-building and centralized placing process in the PRC inter-bank debenture market at a slight discount to its par value. We consider that substituting other financing with short term commercial paper has enabled us to lower our finance costs.

Among the components of net finance costs, we recorded a net exchange gain of RMB101 million in 2006, as compared to a net exchange gain of RMB548 million in 2005 due to the decrease in magnitude of appreciation of Renminbi against U.S. Dollar and Japanese Yen in 2006. According to the exchange rates published by the People’s Bank of China on December 29, 2006, the exchange rates of Renminbi to US dollars and Japanese Yen increased by 3.3% and 4.7%, respectively, from December 30, 2005.

Income Tax

Our statutory income tax rate is 33%. In 2006, our income tax expense was RMB6,759 million, representing an effective tax rate of 19.8%, as compared to 18.1% in 2005. The increase of the effective tax rate was primarily due to the decrease in upfront connection fees which were non-taxable. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our subsidiaries received tax credits of RMB1,413 million on the purchases of domestic equipment in 2006. As the tax credit on purchases of domestic equipment is subject to review and approval from regulatory authorities, we cannot assure you regarding their impact on the effective tax rate in future years. See Note 23 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB27,241 million in 2006, with net margin of approximately 15.5%, compared to net income attributable to equity holders of the Company of RMB27,822 million with net margin of approximately 16.4% in 2005.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(RMB in millions)
Net cash from operating activities	68,904	74,802	74,876
Net cash used in investing activities	(52,507)	(50,039)	(46,209)
Net cash used in financing activities	(11,931)	(20,710)	(30,505)

Increase/(decrease) in cash and cash equivalents	4,466	4,053	(1,838)

Cash and cash equivalents decreased by approximately 8.7%, from RMB22,326 million as of December 31, 2006 to RMB20,384 million as of December 31, 2007. Our net cash outflow was RMB1,838 million in 2007, as compared with a net cash inflow of RMB4,053 million in 2006.

Our principal source of liquidity is cash generated from operating activities, which reached RMB74,876 million in 2007, an increase of RMB74 million from RMB74,802 million in 2006. A primary factor affecting our operating cash flows continues to be the timing when we receive payments from our customers and when we pay our suppliers in the ordinary course of business. Our operating revenue, excluding upfront connection fees, increased by 2.8% from RMB170,645 million in 2006 to RMB175,362 million in 2007 and our net income, excluding upfront connection fees, deficit on revaluation of property, plant and equipment and related deferred tax, increased by 1.2% from RMB22,353 million in 2006 to RMB22,614 million in 2007. In contrast to the increase in our operating revenue and net income in 2007 compared to 2006, the slight increase in our net cash from operating activities was primarily because we made more payments to suppliers in 2007 compared to 2006.

Net cash used in investing activities decreased by RMB50,039 million from 2006 to RMB46,209 million in 2007 due to a further decrease in capital expenditure, which was primarily due to effective control over the scale of capital expenditure and reduction in capital expenditure in connection with traditional fixed line voice business and telecommunications infrastructure.

Net cash used in financing activities was RMB30,505 million in 2007 compared to RMB20,710 million in 2006. This increase was primarily due to the net cash used in repaying borrowings (the difference between the cash used to repay borrowings and the cash received from borrowings) increased from RMB15,009 million in 2006 to RMB19,846 million in 2007 and the cash used for the acquisition of the Third Acquired Group amounting to RMB1,408 million in 2007.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB95,857 million as of December 31, 2007, compared to a deficit of RMB113,423 million as of December 31, 2006.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2008. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2007, we had available credit facilities of RMB36,823 million from which we can draw upon.

On April 22, 2008, we issued three-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 5.30%. The notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value.

On June 2, 2008, we entered into the CDMA Business Framework Agreement, with Unicom and CUCL in respect of certain key terms of our proposed acquisition of the CDMA mobile communications business and related assets from Unicom and CUCL. The consideration of the proposed acquisition is RMB43,800 million, subject to a price adjustment. See “Item 4. Information on the Company – A. History and Development of the Company—Industry Restructuring and Our Proposed Acquisition in 2008.” We expect that the cash generated from our operating activities as well as from bank and other borrowings will be sufficient to fund the proposed acquisition.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2005	2006	2007
	(RMB in millions)
Short-term debt	76,105	79,576	67,166
Current portion of long-term debt	8,963	8,242	3,811
Current portion of finance lease obligations	108	48	24
Long-term debt, excluding current portion	55,777	37,257	34,148
Finance lease obligations, excluding current portion	52	—	5

Total debt	141,005	125,123	105,154

We finance a significant portion of our business operations with short-term loans obtained from commercial banks in China. Our short-term debt constituted approximately 36.2% of our total liabilities as of December 31, 2007. The weighted average interest rate of our short-term debt was 4.4% as of December 31, 2007, representing an increase of 0.7% from that as of December 31, 2006.

Our total debt decreased by RMB19,969 million from RMB125,123 million as of December 31, 2006 to RMB105,154 million as of December 31, 2007, primarily due to our repayment of certain borrowings with cash flow from operating activities. Consequently, our debt-to-asset ratio (total debt divided by total assets) decreased from approximately 29.9% in 2006 to approximately 25.8% in 2007. We believe that our Company has maintained a solid capital structure.

Excluding the deferred consideration for the acquisitions of RMB30,150 million (2006: RMB30,150 million), our long-term debt (including current portion) decreased from RMB15,349 million as of December 31, 2006 to RMB7,809 million as of December 31, 2007. In addition, our short-term debt decreased from RMB79,576 million as of December 31, 2006 to RMB67,166 million as of December 31, 2007.

Of our total debt as of December 31, 2007, approximately 96.5%, 1.7%, 1.0% and 0.8% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2007 may differ from the amounts indicated below.

	Year Ended December 31,
	2006	2007	2008 (Planned)
	(RMB in millions)
Total capital expenditure	49,116	45,558	45,000

In 2007, we continued our prudent policy on capital expenditure. Our capital expenditure decreased by 7.2%, from RMB49,116 million in 2006 to RMB45,558 million in 2007. In accordance with our strategic transformation, we further optimized our capital expenditure structure and significantly reduced the capital expenditure in connection with traditional fixed line voice business and telecommunications infrastructure and increased our investment in Internet access and data network.

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

D. Trend Information.

Please also refer to our discussion in each section of “—Overview” and “—A. Operating Result” included elsewhere under this Item.

E. Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements or guarantees.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2007:

	Payable in
	Total	2008	2009	2010	2011	2012	After 2012
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	67,166	67,166	—	—	—	—	—
Long-term debt	37,959	3,811	699	983	190	196	32,080
Interest payable	12,043	3,206	1,708	1,617	1,596	1,596	2,320
Operating lease commitments	2,021	552	369	302	231	184	383
Finance lease obligations	29	24	5	—	—	—	—
Capital commitments	3,573	3,573	—	—	—	—	—
Total contractual obligations	122,791	78,332	2,781	2,902	2,017	1,976	34,783

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments. See Note 30 to our audited consolidated financial statements for the contractual obligations relating to the post employment benefit plans.

Item 6.	Directors, Senior Management and Employees.

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

In July 2007, Ms. Huang Wenlin submitted her resignation from the position of executive director of our Company. Our Company has appointed Mr. Zhang Chenshuang to assume the position of executive director of our Company, with term expiring on September 9, 2008. The above resignation and appointment became effective after approval in an extraordinary general meeting on August 31, 2007.

The term of the current session of the Board of Directors will expire in September 2008. We expect to hold a board meeting in July 2008 to review the qualifications of individuals for directorships as recommended by the Nomination Committee. Election of members of the Board of Directors for the next session is expected to be conducted at a shareholders meeting to be held in September 2008.

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, China 100032.

Name	Age	Position
Wang Xiaochu	50	Chairman of the Board of Directors and Chief Executive Officer
Leng Rongquan	59	Executive Director, President and Chief Operational Officer
Wu Andi	53	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	52	Executive Director and Executive Vice President
Zhang Chenshuang	56	Executive Director and Executive Vice President
Li Ping	54	Executive Director and Executive Vice President
Yang Jie	46	Executive Director and Executive Vice President
Sun Kangmin	51	Executive Director and Executive Vice President
Li Jinming	56	Non-executive Director
Zhang Youcai	67	Independent Non-executive Director
Lo Hong Sui, Vincent	60	Independent Non-executive Director
Shi Wanpeng	71	Independent Non-executive Director
Xu Erming	58	Independent Non-executive Director
Tse Hau Yin, Aloysius	60	Independent Non-executive Director
Yung Shun Loy, Jacky	45	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Wang Qi	53	Financial Controller

Wang Xiaochu, age 50, is Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang served as Director General and Deputy Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, and Vice President of China Mobile Communications Corporation. He is also President of China Telecommunications Corporation. He was

responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang has over 27 years of management experience in the telecommunications industry.

Leng Rongquan, age 59, is Executive Director, President and Chief Operational Officer of our Company. Mr. Leng is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a master degree in engineering science. Mr. Leng served as Chief Engineer of the Beijing Long-Distance Telephone Office, Deputy Chief Engineer of the Directorate General of Telecommunications, or the DGT, of the Ministry of Posts and Telecommunications, or the MPT, Deputy Director General of the DGT of the MPT, Deputy General Manager of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Vice Chairman of China Netcom Group Corporation (Hong Kong) Limited. He is also Vice President of China Telecommunications Corporation. Mr. Leng has 32 years of operational management experience in the telecommunications industry in China.

Wu Andi, age 53, is Executive Director, Executive Vice President and Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also Vice President of China Telecommunications Corporation. Ms. Wu has 26 years of economic and financial management experience in the telecommunications industry in China.

Zhang Jiping, age 52, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a Doctor of Business Administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of MPT, a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has 26 years of experience in network operation and management in the telecommunications industry in China.

Zhang Chenshuang, age 56, is Executive Director and Executive Vice President of our Company. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., Assistant to the President of China Mobile Communications Corporation, Director General of the Neimenggu Posts and Telecommunications Administration, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also Vice President of China Telecommunications Corporation. Mr. Zhang graduated from the Party School of the Communist Party of China and received an MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 28 years of experience in the telecommunications industry.

Li Ping, age 54, is Executive Director and Executive Vice President of our Company. Mr. Li is a senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo,

U.S.A. in 1989. Prior to joining China Telecommunications Corporation in August 2000, he served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also Vice President of China Telecommunications Corporation, and Chairman of the Board of Directors and an Executive Director and Chief Executive Officer of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 32 years of operational and managerial experience in the telecommunications industry in China.

Yang Jie, age 46, is Executive Director and Executive Vice President of our Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984, and subsequently obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Business Department of the Northern Telecom of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 24 years of operational and managerial experience in the telecommunications industry in China.

Sun Kangmin, age 51, is Executive Director and Executive Vice President of our Company. He is a senior engineer. He holds an MBA degree from the University of Hong Kong. Mr. Sun served as the Head of the Information Industry Department of Sichuan Province, Director General of the Communications Bureau of Sichuan Province, and Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 24 years of operational and managerial experience in the telecommunications industry in China.

Li Jinming, age 56, is Non-Executive Director of our Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Zhang Youcai, age 67, is an Independent Non-Executive Director of our Company. He graduated from Nanjing Institute of Chemical Technology with a major in inorganic chemistry in 1965. Mr. Zhang served as Vice Minister of the Chinese Ministry of Finance and was responsible for the formulation and implementation of the Chinese government’s financial and accounting policies. He has contributed to the improvement and reform of the financial and accounting systems of China for more than ten years. Prior to serving at the Ministry of Finance, he served as Deputy Director of the Planning Commission of Nantong City, and Deputy Mayor and Mayor of Nantong City in Jiangsu Province. Mr. Zhang is also Deputy Chairman of the Supervisory Committee of China Petroleum & Chemical Corporation. Mr. Zhang has over 40 years of experience in managing Chinese state-owned enterprises and financial management.

Lo Hong Sui, Vincent, age 60, is an Independent Non-Executive Director of our Company. Mr. Lo is the Chairman of the Shui On Group which he founded in 1971. He is also the Chairman of Shui On Construction and Materials Limited, the Chairman and Chief Executive Officer of Shui On Land Limited, and the Chairman of China Central Properties Limited. Mr. Lo is a Member of The Eleventh National Committee of the Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of the Shanghai Chamber of International Commerce, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, and a Court Member of the Hong Kong University of Science and Technology, among other public service positions. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the

Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999 and was named Businessman of the Year by the Hong Kong Business Awards in 2001. He also won the Director of the Year Award from the Hong Kong Institute of Directors in 2002 and was awarded Chevalier des Arts et des Lettres by the French government in 2005.

Shi Wanpeng, age 71, is an Independent Non-Executive Director of our Company. Mr. Shi graduated from Northern Jiaotong University with a major in railway transportation management in 1960. He is a professor-level senior engineer. Mr. Shi served as Deputy Director General of the Department of Transportation, Director General of the Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of the Department of Production Planning of the State Development Planning Commission, Deputy Secretary of the Production Office of the State Council, President (minister-level) of China Textile General Association, Deputy Director (minister-level) and Deputy Director of Economic and Trade Office of the State Council, a member of the Standing Committee of the Tenth Chinese People’s Political Consultative Conference, and Vice-Chairman of the Economics Affairs Committee. Mr. Shi is also President of China Packaging Federation and Independent Non-Executive Director of China Petroleum & Chemical Corporation. Mr. Shi has been working in the areas of economic and management, and has over 40 years of macroeconomic and managerial experience in state-owned enterprises reform and state-owned assets development in China.

Xu Erming, age 58, is an Independent Non-Executive Director of our Company. He is Deputy Dean, Professor, and Ph.D. supervisor of the Graduate School at the Remin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Remin University of China, Associate Convener of the Fifth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, a member of China’s National MBA Education Advisory Committee, Deputy Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. In addition, Mr. Xu was granted both the first prize for Excellence in Higher Educational Publication and the second prize for the National Teaching Award by the Ministry of Education. He previously lectured at the State University of New York at Buffalo, Pennsylvania State University at Scranton, the University of Technology in Sydney, the Kyushu University in Japan and Hong Kong Polytechnic University.

Tse Hau Yin, Aloysius, age 60, is an Independent Non-Executive Director of our Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited and Sinofert Holdings Limited and is the Chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, or the HKICPA. Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Yung Shun Loy, Jacky, age 45, is the Assistant Chief Financial Officer, qualified accountant and Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Wang Qi, age 53, is the financial controller of our Company. Mr. Wang is a senior accountant. He graduated from Beijing Institute of Posts and Telecommunications and the Australian National University. He holds a Master degree in international management. He served as a Deputy Director General of Anhui Posts and Telecommunications Administration and a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 33 years of managerial and accounting experience in the telecommunications industry in China.

There is no family relationship between any of our directors or executive officers.

Supervisors

The following table sets forth certain information concerning our supervisors.

Name	Age	Position
Xiao Jinxue	44	Supervisor
Zhu Lihao	67	Independent Supervisor
Xu Cailiao	44	Supervisor
Ma Yuzhu	54	Supervisor (Employee Representative)
Wang Haiyun	44	Supervisor

Xiao Jinxue, age 44, is Chairman of the Supervisor Committee and General Manager of Xinjiang branch of our Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications in 1987 with a Master degree in engineering management. Mr. Xiao served as Assistant Dean and Officer at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and an executive deputy managing director of the Beijing Research Institute of China Telecommunications Corporation. Mr. Xiao is a professor-level senior engineer and has 21 years of managerial experience in the telecommunications industry in China.

Zhu Lihao, age 67, is an independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior accountant and a Chinese Certified Public Accountant. She graduated from Beijing Graduate School of Mining and Technology with major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Xu Cailiao, age 44, is a Supervisor of the Supervisory Committee of our Company. He is a Director of the Corporate Strategic Department of our Company. He graduated from the Law School of Peking University with a Master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Ma Yuzhu, age 54, is an Employee Representative Supervisor of the Supervisory Committee of our Company, a Director of the Corporate Culture Department of the Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma served as Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

Wang Haiyun, age 44, is a Supervisor of the Supervisory Committee and the Deputy Director of the Audit Department of our Company. Ms. Wang graduated with a Bachelor degree in Business Financial Accounting from Jiangxi University of Finance and Economics in 1985. Prior to her current position, she worked in finance-related jobs serving at the Research Institute for Fiscal Science of Ministry of Finance, Zhong Zhou CPA Co. Ltd., and the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications. She is a senior accountant and has 23 years of finance and audit experience.

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

B. Compensation

Compensation of Executive Directors and Supervisors

Our directors and supervisors receive compensation in the form of salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. For supervisors who are not employed by us, they will receive fees from us. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2007 was approximately RMB 19.8 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share- based payments	Retirement scheme contributions	Total
	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands
2007
Executive directors
Wang Xiaochu	—	324	1,080	513	66	1,983
Leng Rongquan	—	292	972	410	60	1,734
Wu Andi	—	276	1,127	331	56	1,790
Zhang Jiping	—	276	1,127	331	55	1,789
Huang Wenlin(1)	—	161	1,013	1,962	33	3,169
Zhang Chenshuang	—	115	115	—	—	230
Li Ping	—	276	1,127	331	56	1,790
Yang Jie	—	276	1,052	410	54	1,792
Sun Kangmin	—	276	1,052	410	55	1,793

Independent non-executive directors
Zhang Youcai	150	—	—	—	—	150
Lo Hong Sui	200	—	—	—	—	200
Shi Wanpeng	150	—	—	—	—	150
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	500	—	—	—	—	500

Supervisors
Xiao Jinxue	—	91	202	276	30	599
Wang Haiyun	—	50	56	—	20	126
Zhang Xiuqin(2)	—	15	147	—	—	162
Li Jian(2)	—	62	212	—	19	293
Xu Cailiao	—	116	230	152	38	536
Ma Yuzhu	—	184	349	249	52	834

Independent supervisor
Zhu Lihao	75	—	—	—	—	75
	1,225	2,790	9,861	5,375	594	19,845

(1)	Ms Huang Wenlin resigned as an executive director of the Company, which became effective on August 31, 2007.

(2)	Ms Zhang Xinqin and Mr Li Jian resigned as supervisors on May 29, 2007.

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

In April 2005, our remuneration committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

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

During the years ended December 31, 2005, 2006 and 2007, 70 million, 67 million and 204 million stock appreciation right units were exercised, respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the years ended December 31, 2005, 2006 and 2007, compensation expense recognized in respect of stock appreciation rights was RMB81 million, RMB514 million and RMB689 million, respectively.

C. Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 9, 2005, election of new members and re-election of current members of the Board of Directors was conducted and generated the second session of the Board of Directors consisting of fifteen directors with nine executive directors, one non-executive director, and five independent non-executive directors, each having a period of office of three years. In July 2007, Ms. Huang Wenlin submitted her resignation from the position of executive director. Our Company has appointed Mr. Zhang Chenshuang to assume the position of executive director of our Company, with term expiring on September 9, 2008. The above resignation and appointment became effective after approval in the extraordinary general meeting on August 31, 2007. Currently, our Board of Directors consists of fourteen directors with eight executive directors, one non- executive director, and five independent non-executive directors.

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

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members, Mr. Zhang Youcai, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors, and approval of services provided by the independent auditors. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2007, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s annual and interim financial statements, related party transactions and implementation reports, the appointment and fees of independent auditors, the assessment report of our internal control, report on the internal audit and comprehensive risk management.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Shi Wanpeng, Mr. Lo Hong Sui, Vincent and Mr. Xu Erming, all of whom are independent non-executive directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board of Directors in March 2005, pursuant to which its principal responsibilities include making recommendations to the Board of Directors on our overall remuneration policies and structure relating to compensation of directors and senior management, determining the specific remuneration packages of all executive directors and senior management and reviewing and approving performance-based compensation.

In 2007, the Remuneration Committee held one meeting, at which it reviewed the remuneration of executive directors and matters relating to valuation of their performance. Each member of the Remuneration Committee declared that there was no conflict between the proposal and his personal interest in his review of such proposal.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Shi Wanpeng, Mr. Zhang Youcai, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, all of whom are independent non-executive directors. The Nomination Committee is accountable to the Board of Directors and regularly reports to it on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board of Directors in September 2005, pursuant to which its principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors, in particular, for the chairman and chief executive officer.

In 2007, the Nomination Committee held one meeting, at which it evaluated the structure and composition of our Board and confirmed the independence of all five of our independent directors.

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

On June 15, 2007, the Independent Directors Committee convened a meeting during which it reviewed the supplemental agreement in relation to the strategic alliance of our Company with China Communications Services Corporation Limited, reviewed and approved the letters issued by the independent financial advisor to independent shareholders and confirmed that the supplemental agreement in relation to the strategic alliance is in the interests of the Company as a whole and is fair and reasonable to independent shareholders. The Independent Directors Committee also submitted recommendations on these matters to independent shareholders.

D. Employees

General

As of December 31, 2007, we had 285,105 employees. The table below sets forth the numbers of our employees by their functions as of December 31, 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	38,975	15.9	38,899	16.0	42,211	14.8
Sales and marketing	113,329	46.3	113,342	46.6	147,878	51.8
Operations and maintenance	91,443	37.3	89,728	36.9	93,731	32.9
Others	1,120	0.5	1,103	0.5	1,285	0.5
Total	244,867	100.0	243,072	100.0	285,105	100.0

The total number of our employees increased to 285,105 as of December 31, 2007 from 243,072 as of December 31, 2006, primarily due to a change to our human resource management practices in connection with our efforts to improve and reform our human resource management. As a result of the reform, we hired more than 40,000 employees from staffs who had been seconded by third parties and worked in certain areas of our Transforming Business, and terminated the secondment arrangements with the remaining staffs who worked in the areas that can be contracted to third parties.

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

E. Share Ownership

As of December 31, 2007, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of June 18, 2008 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Percentage of the Respective Type of Shares	Percentage of Total Shares

Domestic shares	China Telecom Group	57,377,053,317	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	8.37%	6.94%
H shares	Deutsche Bank Aktiengesellschaft	1,922,537,988	13.85%	2.37%
H shares	RFS Holdings B.V.	2,087,518,664	15.05%	2.58%
H shares	Societe Generale	1,775,492,719	12.79%	2.19%
H shares	JPMorgan Chase & Co.	890,552,643	6.42%	1.10%

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, China 100032, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong province, China, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong province. Deutsche Bank Aktiengesellschaft is located at Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Germany. RFS Holdings B.V. is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands. Societe Generale is located at 29, Boulevard Haussmann 75009 Paris, France. JPMorgan Chase & Co. is located at 270 Park Avenue, New York, NY 10017, USA.

Based solely on information contained in a Schedule 13G, or the FRI Schedule 13G, jointly filed with the U.S. Securities Exchange Commission, or SEC, on February 5, 2008 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,472,353,370 H shares of our Company, or the FRI Shares, representing approximately 10.6% of the total number of our H shares outstanding as of December 31, 2007, were beneficially owned either by investment companies that were direct and indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct and indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr., owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., disclaims beneficial ownership of any of the FRI Shares. The principle place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, USA. The above disclosure is based solely on the information contained in the FRI Schedule 13G. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G, please see the Schedule 13G jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 5, 2008.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B. Related Party Transactions

As of June 18, 2008, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

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

Our independent non-executive directors have confirmed that all connected transactions for the year ended December 31, 2007 to which our Company was a party:

•	had been entered into, and the agreements governing those transactions were entered into, by our Company in the ordinary and usual course of business;

•	had been entered into either:

–	on normal commercial terms; or

–	where there was no available comparison to determine whether they are on normal commercial terms, on terms no less favorable than those available to or from independent third parties, as applicable; and

•	had been entered into on terms that are fair and reasonable so far as the overall interest of the independent shareholders of our Company are concerned.

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

On April 13, 2004, our Company and China Telecom Group entered into Supplemental Trademark License Agreement, and Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement, Provincial Optic Cable Line Leasing Agreement, effective from June 30, 2004. Also on April 13, 2004, our Company and China Telecom Group entered into Comprehensive Service Agreement, effective from January 1, 2004. On December 26, 2007, the Centralized Services Agreement, the Comprehensive Services Agreement, the Property Leasing Agreements, the IT Services Agreements, and the Equipment Procurement Agreements were renewed for further periods of one year from January 1, 2008 to December 31, 2008.

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

Centralized Services Agreements

The Centralized Services Agreement was renewed on December 26, 2007 and may be renewed for further periods of one year upon expiration. The aggregate costs incurred by China Telecom Group and us for the provision of management services relating to the operation of the business support centre and the network management centre, the costs of headquarters and certain network support premises and related facilities (including labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research) and certain large corporate customers of the headquarters of China Telecom Group, will be apportioned on a pro rata basis between China Telecom Group and us according to the revenues generated by each party. In relation to the use of the international telecommunications facilities, we and China Telecom Group have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originated from, China Telecom Group and us, respectively.

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

We and China Telecom Group entered into a supplemental agreement in relation to the Centralized Services Agreement on December 26, 2007. Pursuant to the Supplemental Agreement, we shall pay premises usage fees to China Telecom Group on a pro rata basis according to the area actually allocated to us when we use any premises provided by China Telecom Group. The premises usage fees shall be determined through negotiation between the parties based on comparable market rates. Except for this amendment, other material terms and conditions of the original Centralized Services Agreement remain unchanged.

We and China Telecom Group entered into another supplemental agreement in relation to the Centralized Services Agreement on March 31, 2008, to amend certain terms of the Centralized Services Agreement to adjust the pricing basis for the use of international telecommunications facilities in view of market conditions and the state of the international telecommunications facilities. Under the amended terms of the Centralized Services Agreement, pricing for the use of facilities of Telecom Group will be based on negotiation and determination by the parties by reference to comparable market price, while the pricing for the use of facilities provided by independent third parties will remain unchanged. Except for this amendment, the material terms and conditions of the original Centralized Services Agreement remain unchanged.

For the year ended December 31, 2007, our portion of the revenue in respect of the use of international telecommunications facilities and the costs in respect of the use of other centralized services were RMB144 million and RMB394 million, respectively.

Interconnection Agreement

China Telecom Group entered into interconnection agreements with other telecommunications service providers in various provinces, autonomous regions and municipalities directly under the central government prior to our acquisitions in 2003 and in 2004. In connection with our initial public offering in 2002 and the acquisitions in 2003 and 2004, China Telecom Group has assigned to us, and we have assumed, its rights and obligations under these agreements in relation to our service regions. We entered into an interconnection agreement dated September 10, 2002 and the supplemental connected transactions agreements dated October 26, 2003 and April 13, 2004 with China Telecom Group, which allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. This agreement will expire on December 31, 2008 and can be extended for three years with no time limit unless we give China Telecom Group written notice to terminate three months before the expiration date. The interconnection agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the Ministry of Industry and Information from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the Ministry of Industry and Information’s prescribed settlement fees. The interconnection agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls.

For the year ended December 31, 2007, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB681 million.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under an optic fiber leasing agreement dated September 10, 2002 and the supplemental connected transactions agreements dated October 26, 2003 and April 13, 2004, respectively. The optic fiber leasing agreement will expire on December 31, 2009 and is automatically renewable for three more years at our option. The amount payable from us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on the depreciation charge for the optic fibers within those regions, calculated on the basis of the carrying value of the optic fibers. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions.

For the year ended December 31, 2007, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB79 million.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement between China Telecom Group and our Company was renewed on December 26, 2007. This agreement will be renewed for further periods of one year upon expiration on December 31, 2008.

This agreement governs the terms and conditions of transactions on two levels: (i) between our Company and certain associates held by China Telecom Group as long-term investments; and (ii) between our Company and certain subsidiaries of China Telecom Group operating in other provinces, or the Provincial Subsisting Companies. Such transactions include procurement of telecommunications equipment such as optic fiber, network designs, software upgrade, system integration, manufacture of calling cards and so on. Prices under such agreement should be determined in accordance with the government-prescribed prices. In the absence of the government-prescribed prices, the government-guided prices (if any) shall apply. In the absence of both government- prescribed prices and government-guided prices, the market prices shall apply, i.e., the prices at which the same type of services are provided by an independent third party in the ordinary course of business. If none of such prices is applicable, the prices shall be determined through consultation between the parties based on reasonable costs plus reasonable profits. For this purpose, “reasonable costs” shall mean the costs determined by the parties after negotiations.

For the year ended December 31, 2007, our expenditure on the comprehensive services pursuant to the Comprehensive Services Framework Agreement was RMB1,284 million.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement was entered into on August 30, 2006. The agreement was renewed on December 26, 2007 for a further term of one year expiring on December 31, 2008 and may be renewed for further periods of one year upon expiration. Pursuant to such agreement, our subsidiaries lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, our subsidiaries also lease certain properties to the Provincial Subsisting Companies. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities.

For the year ended December 31, 2007, our expenditure on rental charges was RMB346 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB52 million.

IT Services Framework Agreement

The IT Services Framework Agreement was entered into on August 30, 2006. This agreement was renewed on December 26, 2007 for a further term of one year expiring on December 31, 2008 and may be renewed for further periods of one year upon expiration. Pursuant to such agreement, the Provincial Subsisting Companies may participate in the bidding for the right to provide our subsidiaries with certain information technology services, such as office automation and software upgrade. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process.

For the year ended December 31, 2007, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB364 million.

Equipment Procurement Services Framework Agreement

The Equipment Procurement Services Framework Agreement was entered into on August 30, 2006. This agreement was renewed on December 26, 2007 for a further term of one year expiring on December 31, 2008 and may be renewed for further periods of one year upon expiration. Pursuant to such agreement, the Provincial Subsisting Companies provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

For the year ended December 31, 2007, our expenditure incurred under such agreement was RMB120 million.

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

For the year ended December 31, 2007, our expenditure on engineering services under the engineering framework agreement was RMB7,815 million.

Community Services Framework Agreement

The Community Services Framework Agreement was entered into on August 30, 2006. This agreement was renewed on December 26, 2007 for a further term of one year expiring on December 31, 2008 and may be renewed for further periods of three years upon expiration. Pursuant to such agreement, the Provincial Subsisting Companies will provide our subsidiaries with services relating to culture, education, property management, vehicle service, medical care, hotel and conference service, community and sanitary services. The pricing terms for such services are the same as those for comprehensive services.

For the year ended December 31, 2007, our expenditure on services provided to us under the community services framework agreement was RMB2,266 million.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement was entered into on August 30, 2006. The agreement was renewed on December 26, 2007 for a further term of one year expiring on December 31, 2008 and may be renewed for further periods of three years upon expiration. Pursuant to such agreement, the Provincial Subsisting Companies provide our subsidiaries with certain repair and maintenance services, including maintenance of telecommunications equipment, fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those for comprehensive services.

For the year ended December 31, 2007, our expenditure on services provided to us under the ancillary telecommunications services framework agreement was RMB3,574 million.

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

We entered into a Supplemental Agreement to the Strategic Agreement on June 15, 2007 to expand the geographic scope of the strategic business alliance under the Strategic Agreement from six provinces to 19 provinces, municipalities and autonomous regions as the result of geographic expansion of China Communications Services Corporation Limited. The 19 provinces, municipalities and autonomous regions include Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province and Xinjiang Uygur Autonomous Region. The Supplemental Agreement to the Strategic Agreement was approved by the independent shareholders at an extraordinary general meeting in August 2007.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements are set forth beginning on page F-1. No significant change has occurred since the date of the annual financial statements.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2007, a final dividend of RMB6,741 million (RMB0.083302 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2006 was declared, of which RMB6,273 million and RMB468 million were paid on June 15, 2007 and January 23, 2008, respectively. Pursuant to the shareholders’ approval at the annual general meeting held on May 30, 2008, a final dividend of approximately RMB6,130 million (RMB0.075747 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2007 was declared and paid on June 16, 2008. This dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2007.

The declaration and payment of dividends for years following 2007 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

The Bank of New York, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs were listed and commenced trading on the NYSE on November 14, 2002 under the symbol “CHA”. Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on November 15, 2002. Prior to these listings, there was no public market for our equity securities. The NYSE and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2007 and June 18, 2008, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2007 and June 18, 2008, there were, respectively, 42 and 46 registered holders of American depositary receipts evidencing 6,064,776 and 5,222,041 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2002 (from listing date)	1.49	1.37	18.80	17.27
2003	3.20	1.34	40.81	17.00
2004	3.45	2.25	44.54	28.25
2005	3.23	2.50	40.91	32.47
2006	4.26	2.35	54.40	29.62
2007	7.22	3.35	97.00	42.49
Quarterly
First Quarter, 2006	3.10	2.70	39.46	34.72
Second Quarter, 2006	2.90	2.35	37.01	29.62
Third Quarter, 2006	2.82	2.43	36.15	31.12
Fourth Quarter, 2006	4.26	2.79	54.40	35.81
First Quarter, 2007	4.33	3.35	56.25	42.49
Second Quarter, 2007	4.85	3.73	62.32	47.10
Third Quarter, 2007	5.86	3.79	77.76	46.90
Fourth Quarter, 2007	7.22	5.07	97.00	62.59
First Quarter, 2008	7.00	4.55	90.85	60.33
Monthly
December 2007	6.53	5.50	85.83	68.27
January 2008	7.00	6.00	90.85	71.98
February 2008	6.00	5.63	80.61	69.23
March 2008	5.61	4.55	76.75	60.33
April 2008	5.33	4.83	70.50	62.21
May 2008	5.67	5.31	72.35	66.94
June 2008 (through June 18)	5.67	4.46	71.16	57.68

Item 10.	Additional Information.

A. Share Capital

Not applicable.

B. Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-3 (File No. 333-113181) filed with the SEC, is hereby incorporated by reference, except for the disclosure under the heading “Description of Share Capital—Dividends” therein. Descriptions of our dividend distributions are set forth below.

Our Board of Directors may propose dividend distributions at any time. Our Board of Directors may declare interim and special dividends under general authorization by a shareholders’ ordinary resolution. A distribution of final dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

We may only distribute dividends from our retained earnings as determined in accordance with the accounting principles of the PRC or IFRS, whichever is lower, after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund of 10% of our net income, as determined in accordance with Chinese accounting rules; and

•	allocations to a discretionary common reserve fund if approved by the shareholders.

If we record no net income for a year, we may not normally distribute dividends for that year.

Our Articles of Association require us to appoint on behalf of the holders of H shares a receiving agent that is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. Our Articles of Association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars. The Bank of New York, as the ADS depositary, will convert these proceeds into U.S. dollars and will remit the converted proceeds to holders of our ADSs after deduction of related fees and expenses and any withholding tax. See the section entitled “Description of American Depositary Receipts—Share Dividends and Other Distributions” contained in our registration statement on Form F-3 (File No. 333-113181) filed with the SEC, which is hereby incorporated by reference.

Dividend payments may be subject to Chinese withholding tax. See “—E. Taxation—People’s Republic of China—Taxation of Dividends” included elsewhere under this Item.

Amendments to Our Articles of Association in 2008

Our shareholders approved certain amendments to our Articles of Association at the extraordinary general meeting held on May 30, 2008 in Hong Kong. Pursuant to this extraordinary general meeting, paragraph 2 of Article 13 of the Articles of Association shall be amended as follows:

“The Company’s scope of business is as follows:

Permitted businesses: operate various domestic fixed telecommunications network and facilities (including the local wireless ring circuit); operate voice, digital, image and multi media communications and information services on the foundation of the fixed telecommunication networks; make settlements with foreign telecommunications operators in relation to international telecommunication businesses in accordance with the State provisions (the above businesses are limited to Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang).

General businesses: engage in system integration, technology development, technology services, technology training, technology consulting, information consulting relating to communications and information businesses; production, sale, installation, design and construction of equipment, computer hardware and software; property leasing; leasing of communications facilities; design, construction and maintenance of safety technologies and security systems; advertising.”

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

People’s Republic of China

The following is a summary of certain Chinese tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This summary does not purport to address all material tax consequences of the ownership of H shares, and does not take into account the specific circumstances of any particular investors. This summary is based on the tax laws of China as in effect on the date of this annual report, as well as on the Agreement between the United States of America and the PRC for the Avoidance of Double Taxation, or the PRC-US Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

This discussion does not address any aspects of Chinese taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisors regarding Chinese, Hong Kong and other tax consequences of owning and disposing of H shares.

Taxation of Dividends

Individual Investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the Individual Income Tax Law of China, as amended on December 29, 2007, and its Implementing Regulations, as amended on February 18, 2008, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, such as H shares, are not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares, including H shares and ADSs.

Under the Individual Income Tax Law of China, foreign individuals are subject to withholding tax on dividends paid by a Chinese company at a rate of 20% unless specifically exempted by the tax authority of the State Council. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. Such withholding tax may be reduced under an applicable double-taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Enterprises. According to the Income Tax Law of China Concerning Foreign Investment Enterprises and Foreign Enterprises, which were replaced by the New Tax Law and the Implementing Regulations, dividends paid by Chinese companies to enterprises were ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. According to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares were temporarily not be subject to the 20% withholding tax. However, under the New Tax Law and the Implementing Regulations which took effect on January 1, 2008, dividends paid by a PRC company to a foreign enterprise which is a “non-resident enterprise”, which is established under the law of a non-PRC jurisdiction and has no establishment or residence in the PRC or whose dividends from the PRC do not relate to its establishment or residence in the PRC, are subject to a 10% tax, unless reduced by an applicable double-taxation treaty. In addition, according to the Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in respect of Enterprise Income Tax issued on February 22, 2008, such dividends are not subject to the 10% tax if they are paid out of distributable profits accumulated before January 1, 2008. Dividends paid by a PRC company to a resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, are not subject to any PRC income tax. Given the above provisions under the New Tax Law, the effectiveness of the tax exemption granted by the Tax Notice becomes uncertain.

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

Taxation of Capital Gains

With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended on February 18, 2008, stipulated that gains realized on the sale of equity shares would be subject to income tax at a rate of 20% on the gains, and empowered the Ministry of Finance to draft detailed tax rules on the mechanism for collecting such tax, as per the official publication “China Securities News” of April 13, 1994. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated June 20, 1994, February 9, 1996 and March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares may be subject to capital gains tax at the rate of 20% unless such tax is reduced or eliminated by an applicable double-taxation treaty. If tax on capital gains from the sale of H shares become applicable, it is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in our Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position.

The Tax Notice provides that gains realized by enterprises that are holders of Overseas Shares would, temporarily, not be subject to capital gains taxes. On November 18, 2000, the State Council issued a notice entitled “State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in China,” or the Tax Reduction Notice. Under the Tax Reduction Notice, beginning January 1, 2000, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishment in China, or by foreign enterprises without any substantive relationship with their agency or establishment in China. Therefore, if the exemption under the Tax Notice does not apply, and the Tax Reduction Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gains obtained prior to January 1, 2008, unless reduced by an applicable double-taxation treaty. However, under the New Tax Law and the Implementing Regulations which took effect on January 1, 2008, capital gains realized by a foreign enterprise which is a “non-resident enterprise” upon the sale of the overseas-listed shares of a PRC company are subject to a 10% tax after January 1, 2008, unless reduced by an applicable double-taxation treaty. Capital gains realized by a resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, are subject to the PRC enterprise income tax. Given the above provisions under the New Tax Law, the effectiveness of the tax exemption granted by the Tax Notice to holders of Overseas Shares becomes uncertain.

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

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g., on the NYSE.

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

If a partnership holds the H shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold the H shares or ADSs as a partner in a partnership you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in the H shares or ADSs.

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

Our Company was established in the PRC and is listed on the Hong Kong Stock Exchange, and the NYSE. As a foreign private issuer, we are not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, we are required to disclose the significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. domestic companies must comprise a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board of Directors is not required to be formed by independent directors in majority. Since we are listed on the Hong Kong Stock Exchange, we will need to comply with the Listing Rules. These rules require that at least one third of the Board of Directors of a listed company shall be independent directors. Our Board of Directors comprises fourteen directors, of which five are independent directors, making the number of independent directors exceeding one third of the total number of directors on the Board of Directors. These independent directors satisfy the requirements on “independence” under the Listing Rules, however, the standard differs from the requirements under Section 303A.02 of the Listed Company Manual of NYSE.

Pursuant to the requirements of the NYSE Listed Company Manual, listed U.S. domestic companies shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance; therefore our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Code on Corporate Governance Practices of the Hong Kong Stock Exchange for the year ended December 31, 2007.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our primary market risk exposures are fluctuations in exchange rates and interest rates.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition” and “—Fluctuation of the Renminbi could materially affect our financial condition and results of operations”.

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2007 and 2006, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2007:

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,206	—	—	—	—	—	1,206	1,206
Japanese yen	1	—	—	—	—	—	1	1
Euro	—	—	—	—	—	—	—	—
Hong Kong dollars	150	—	—	—	—	—	150	150
Other currencies	—	—	—	—	—	—	—	—
Time deposits
United States dollars	69	—	—	—	—	—	69	69
Japanese yen	2	—	—	—	—	—	2	2
Liabilities:
Debts in Japanese yen
Fixed rate	338	194	346	88	88	714	1,768	1,707
Average interest rate	1.1%	2.8%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	55	107	47	43	41	489	782	759
Average interest rate	3.0%	2.3%	2.3%	2.3%	2.2%	1.2%
Variable rate	22	58	58	9	9	74	230	220
Average interest rate(1)	4.4%	1.1%	1.1%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	45	39	40	40	40	436	640	549
Average interest rate	2.1%	1.9%	1.9%	1.9%	1.8%	1.3%
Variable rate	3	3	3	3	11	176	199	158
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	8	7	7	7	34	71	67
Average interest rate(1)	2.5%	2.5%	2.8%	2.9%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2007.

As of December 31, 2006:

	Expected Maturity
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	5,724	—	—	—	—	—	5,724	5,724
Japanese yen	2	—	—	—	—	—	2	2
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	654	—	—	—	—	—	654	654
Other currencies	10	—	—	—	—	—	10	10
Time deposits
United States dollars	8	—	—	—	—	—	8	8
Liabilities:
Debts in Japanese yen
Fixed rate	559	296	254	89	89	766	2,053	2,132
Average interest rate	1.5%	1.2%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	179	54	39	43	58	651	1,024	953
Average interest rate	4.0%	2.8%	3.0%	2.8%	2.6%	1.7%
Variable rate	51	17	55	55	2	116	296	275
Average interest rate(1)	3.6%	2.4%	1.1%	1.2%	1.5%	1.5%
Debts in Euro
Fixed rate	45	41	41	41	41	446	655	596
Average interest rate	2.9%	2.4%	2.4%	2.4%	2.4%	2.0%
Variable rate	3	10	10	10	10	153	196	178
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	9	8	8	8	43	84	81
Average interest rate(1)	2.5%	2.6%	2.6%	2.8%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2006.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2006 and 2007, our debt consisted of fixed and variable rate debt obligations with maturities from 2007 to 2040 and from 2008 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2006 and 2007, respectively:

As of December 31, 2007:

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	3,210	221	382	—	—	7	3,820	3,801
Average interest rate	5.4%	6.0%	6.1%	—	—	—
Variable rate	130	69	100	—	—	30,150	30,449	27,776
Average interest rate(1)	6.7%	6.1%	6.4%	—	—	5.2%
Debts in Japanese yen
Fixed rate	338	194	346	88	88	714	1,768	1,707
Average interest rate	1.1%	2.8%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	55	107	47	43	41	489	782	759
Average interest rate	3.0%	2.3%	2.3%	2.3%	2.2%	1.2%
Variable rate	22	58	58	9	9	74	230	220
Average interest rate(1)	4.4%	1.1%	1.1%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	45	39	40	40	40	436	640	549
Average interest rate	2.1%	1.9%	1.9%	1.9%	1.8%	1.3%
Variable rate	3	3	3	3	11	176	199	158
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	8	7	7	7	34	71	67
Average interest rate(1)	2.5%	2.5%	2.8%	2.9%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2007.

As of December 31, 2006:

	Expected Maturity
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	6,881	2,888	201	—	—	7	9,977	9,853
Average interest rate	5.2%	5.2%	5.5%	—	—	5.2%
Variable rate	516	500	48	—	—	30,150	31,214	29,715
Average interest rate(1)	5.7%	5.4%	5.5%	—	—	5.2%
Debts in Japanese yen
Fixed rate	559	296	254	89	89	766	2,053	2,132
Average interest rate	1.5%	1.2%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	179	54	39	43	58	651	1,024	953
Average interest rate	3.6%	2.4%	3.0%	2.8%	2.6%	1.7%
Variable rate	51	17	55	55	2	116	296	275
Average interest rate(1)	3.6%	2.4%	1.1%	1.2%	1.5%	1.5%
Debts in Euro
Fixed rate	45	41	41	41	41	446	655	596
Average interest rate	2.9%	2.4%	2.4%	2.4%	2.4%	2.0%
Variable rate	3	10	10	10	10	153	196	178
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	9	8	8	8	43	84	81
Average interest rate(1)	2.5%	2.5%	2.6%	2.8%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2006.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our Company, including our consolidated subsidiaries, was made known to them by others within our Company and our consolidated subsidiaries.

Management’s Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended.

As of December 31, 2007, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG, Hong Kong, an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries (the “Group”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong, the consolidated balance sheets of the Group as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 31, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG

Hong Kong, China

March 31, 2008

Changes in Internal Control Over Financial Reporting

During the financial year ended December 31, 2007, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Zhang Youcai, Mr. Shi Wanpeng and Mr. Xu Erming. They are all independent non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”. Our Board of Directors has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2006 and 2007:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2006	RMB61 million	RMB11 million	—	—
2007	RMB58 million	RMB0.9 million	—	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary).(9)

4.10	Underwriting Agreement, dated September 20, 2005, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary).(10)

Exhibits	Description
4.12	Underwriting Agreement, dated April 10, 2006, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.13	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.14	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.15	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.16	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.17	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.18	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.19	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (11)

4.20	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (11)

4.21	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Integration Company Limited and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.22	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.23	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.24	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Ltd, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (11)

4.25	Agreement on the Transfer of the entire equity interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecom Group.

4.26	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant.

4.27	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecom Group (English Summary).

4.28	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecom Group (English Summary).

4.29	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary).

8.1	List of subsidiaries of the Registrant.

Exhibits	Description
11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.

(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004

(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.

(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.

(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.

(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.

(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.

(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Date: June 25, 2008

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/  KPMG

Hong Kong, China

March 31, 2008, except as to paragraphs 4, 5 and 6 in note 35, which is as of

June 24, 2008

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

(Amounts in millions)

		December 31,
	Note	2006	2007
		RMB	RMB
		(restated)
ASSETS
Current assets
Cash and cash equivalents	3	22,326	20,384
Time deposits with maturity over three months		119	172
Accounts receivable, net	4	15,992	16,710
Inventories	5	3,213	2,663
Prepayments and other current assets	6	2,556	2,751

Total current assets		44,206	42,680
Non-current assets
Property, plant and equipment, net	7	328,379	326,123
Construction in progress	8	18,426	13,208
Lease prepayments		5,092	5,239
Intangible assets	9	1,857	2,758
Interests in associates	10	581	793
Investments	11	203	274
Deferred tax assets	12	10,971	9,260
Other assets	16	9,156	7,669

Total non-current assets		374,665	365,324

Total assets		418,871	408,004

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	13	79,576	67,166
Current portion of long-term debt	13	8,242	3,811
Accounts payable	14	32,355	28,363
Accrued expenses and other payables	15	27,186	30,476
Income tax payable		3,124	3,068
Current portion of finance lease obligations		48	24
Current portion of deferred revenues	16	7,098	5,629

Total current liabilities		157,629	138,537
Non-current liabilities
Long-term debt	13	37,257	34,148
Finance lease obligations		—	5
Deferred revenues	16	13,625	9,823
Deferred tax liabilities	12	2,711	3,119

Total non-current liabilities		53,593	47,095

Total liabilities		211,222	185,632
Equity
Share capital	17	80,932	80,932
Reserves	18	125,269	139,989

Total equity attributable to equity holders of the Company		206,201	220,921
Minority interests		1,448	1,451

Total equity		207,649	222,372

Total liabilities and equity		418,871	408,004

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
		(restated)	(restated)
Operating revenues	19	169,859	175,616	178,656
Operating expenses
Depreciation and amortization		(49,678)	(51,301)	(52,257)
Network operations and support		(30,792)	(31,055)	(31,622)
Selling, general and administrative		(19,919)	(22,259)	(23,667)
Personnel expenses	20	(25,101)	(26,210)	(27,242)
Other operating expenses	21	(5,518)	(6,255)	(6,857)

Total operating expenses		(131,008)	(137,080)	(141,645)

Operating income		38,851	38,536	37,011
Deficit on revaluation of property, plant and equipment	7	—	—	(2,755)
Net finance costs	22	(4,886)	(4,489)	(4,300)
Investment (loss)/income		(8)	(25)	83
Equity in income of associates		62	61	212

Income before income tax		34,019	34,083	30,251
Income tax	23	(6,155)	(6,759)	(6,452)

Net income		27,864	27,324	23,799

Attributable to:
Equity holders of the Company		27,822	27,241	23,702
Minority interests		42	83	97

Net income		27,864	27,324	23,799

Basic earnings per share	25	0.34	0.34	0.29

Weighted average number of shares	25	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in millions)

		Attributable to equity holders of the Company									Minority interests	Total Equity
	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Statutory reserves	Other Reserves	Exchange reserve	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005, as previously reported		80,932	(2,804)	10.746	7,585	31,422	7,683	—	23,642	159,206	1,413	160,619
Adjustment for the Third Acquisition	1	—	—	—	—	—	699	17	—	716	—	716

Balance as of January 1, 2005, as restated		80,932	(2,804)	10,746	7,585	31,422	8,382	17	23,642	159,922	1,413	161,335
Gains and losses recognized directly in equity:
Effect of change in tax rate	12	—	—	—	—	—	(5)	—	—	(5)	—	(5)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(187)	—	(187)	—	(187)

		—	—	—	—	—	(5)	(187)	—	(192)	—	(192)
Net income, as restated		—	—	—	—	—	—	—	27,822	27,822	42	27,864

Total recognized income and expenses		—	—	—	—	—	(5)	(187)	27,822	27,630	42	27,672
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	12	—	(12)	—	—	—
Revaluation surplus realized		—	—	—	(134)	—	—	—	134	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(189)	—	189	—	—	—
Transfer from retained earnings to other reserves		—	—	—	—	—	(90)	—	90	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	12	12
Contributions from minority interests		—	—	—	—	—	—	—	—	—	(23)	(23)
Appropriations	18	—	—	—	—	10,794	—	—	(10,794)	—	—	—
Dividends	24	—	—	—	—	—	—	—	(5,596)	(5,596)	—	(5,596)
Contribution from China Telecom		—	—	—	—	—	2,778	—	—	2,778	—	2,778

Balance as of December 31, 2005, as restated		80,932	(2,804)	10,746	7,451	42,216	10,888	(170)	35,475	184,734	1,444	186,178
Gains and losses recognized directly in equity:
Effect of change in tax rate	12	—	—	—	—	—	5	—	—	5	—	5
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB22)		—	—	—	—	—	44	—	—	44	—	44
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(309)	—	(309)	—	(309)

		—	—	—	—	—	49	(309)	—	(260)	—	(260)
Net income, as restated		—	—	—	—	—	—	—	27,241	27,241	83	27,324

Total recognized income and expenses		—	—	—	—	—	49	(309)	27,241	26,981	83	27,064
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	33	—	(33)	—	—	—
Revaluation surplus realized		—	—	—	(94)	—	—	—	94	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(182)	—	182	—	—	—
Distribution to minority interests		—	—	—	—	—	—	—	—	—	(79)	(79)
Dividends	24	—	—	—	—	—	—	—	(6,283)	(6,283)	—	(6,283)
Appropriations	18	—	—	—	—	7,602	—	—	(7,602)	—	—	—
Contribution from China Telecom		—	—	—	—	—	769	—	—	769	—	769
Transfer from retained earnings to other reserves		—	—	—	—	—	99	—	(99)	—	—	—

Balance as of December 31, 2006, as restated		80,932	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	206,201	1,448	207,649

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in millions)

		Attributable to equity holders of the Company									Minority interests	Total Equity
	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Statutory reserves	Other Reserves	Exchange reserve	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Gains and losses recognized directly in equity:
Effect of change in tax rate	12	—	—	—	—	—	(1,577)	—	—	(1,577)	—	(1,577)
Surplus on revaluation of property, plant and equipment	7	—	—	—	4,809	—	—	—	—	4,809	—	4,809
Deferred tax on revaluation surplus	12	—	—	—	—	—	(1,136)	—	—	(1,136)	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14)		—	—	—	—	—	64	—	—	64	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(103)	—	(103)	—	(103)

		—	—	—	4,809	—	(2,649)	(103)	—	2,057	—	2,057
Net income		—	—	—	—	—	—	—	23,702	23,702	97	23,799

Total recognized income and expenses		—	—	—	4,809	—	(2,649)	(103)	23,702	25,759	97	25,856
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	31	—	(31)	—	—	—
Revaluation surplus realized		—	—	—	(194)	—	—	—	194	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(169)	—	169	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(94)	(94)
Dividends	24	—	—	—	—	—	—	—	(6,741)	(6,741)	—	(6,741)
Appropriations	18	—	—	—	—	5,388	—	—	(5,388)	—	—	—
Distribution to China Telecom		—	—	—	—	—	(2,890)	—	—	(2,890)	—	(2,890)
Transfer from retained earnings to other reserves		—	—	—	—	—	156	—	(156)	—	—	—
Adjustment to statutory reserves	18	—	—	—	—	(2,839)	—	—	2,839	—	—	—
Consideration for the acquisition of the Third Acquired Group	1	—	—	—	—	—	(1,408)	—	—	(1,408)	—	(1,408)

Balance as of December 31, 2007		80,932	(2,804)	10,746	11,972	52,367	4,727	(582)	63,563	220,921	1,451	222,372

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in millions)

		Year ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
		(restated)	(restated)
Net cash from operating activities	(a)	68,904	74,802	74,876

Cash flows from investing activities
Capital expenditure		(52,696)	(50,491)	(46,189)
Purchase of investments		—	—	(72)
Lease prepayments		(386)	(82)	(259)
Proceeds from disposal of property, plant and equipment		552	361	322
Proceeds from disposal of investments		—	—	42
Purchase of time deposits with maturity over three months		(292)	(119)	(172)
Maturity of time deposits with maturity over three months		315	292	119

Net cash used in investing activities		(52,507)	(50,039)	(46,209)

Cash flows from financing activities
Principal element of finance lease payments		(156)	(108)	(48)
Proceeds from bank debt and other loans		95,638	95,224	84,990
Repayments of bank debt and other loans		(94,584)	(100,233)	(104,836)
Repayment of amount due to China Telecom in connection with the First Acquisition		(10,000)	(10,000)	—
Payment of purchase price for the Third Acquisition		—	—	(1,408)
Payment of dividends		(5,596)	(6,283)	(6,273)
Distribution to China Telecom		—	—	(2,890)
Contribution from China Telecom		2,778	769	—
Net cash distributions to minority interests		(11)	(79)	(40)

Net cash used in financing activities		(11,931)	(20,710)	(30,505)

Net increase/(decrease) in cash and cash equivalents		4,466	4,053	(1,838)
Cash and cash equivalents at beginning of year		14,288	18,571	22,326
Effect of changes in foreign exchange rate		(183)	(298)	(104)

Cash and cash equivalents at end of year		18,571	22,326	20,384

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in millions)

(a)	Reconciliation of income before income tax to net cash from operating activities

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
	(restated)	(restated)
Income before income tax	34,019	34,083	30,251
Adjustments for:
Depreciation and amortization	49,678	51,301	52,257
Impairment losses on property, plant and equipment	163	—	—
Deficit on revaluation of property, plant and equipment	—	—	2,755
Impairment losses for bad and doubtful debts	1,275	1,236	1,390
Investment loss/(income)	8	25	(83)
Equity in income of associates	(62)	(61)	(212)
Interest income	(267)	(502)	(366)
Interest expense	5,701	5,092	4,771
Unrealized foreign exchange gains	(390)	(50)	(104)
Loss on retirement and disposal of property, plant and equipment and intangible assets	1,741	2,143	1,718
Increase in accounts receivable	(3,720)	(818)	(2,081)
Decrease/(increase) in inventories	84	(511)	550
Decrease in prepayments and other current assets	446	6	(98)
Decrease in other non-current assets	1,376	1,522	1,487
(Decrease)/increase in accounts payable	(108)	141	(3,047)
(Decrease)/increase in accrued expenses and other payables	(493)	(1,246)	2,816
Decrease in deferred revenues	(9,063)	(6,985)	(5,271)

Cash generated from operations	80,388	85,376	86,733
Interest received	265	469	399
Interest paid	(6,772)	(5,401)	(5,206)
Investment income received	35	26	66
Income tax paid	(5,012)	(5,668)	(7,116)

Net cash from operating activities	68,904	74,802	74,876

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services. In 2007, the Group began to offer leased line and other related services in the Asia Pacific region, and certain countries of South America and North America.

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

Organization (continued)

RMB27,800 on June 30, 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 and a long-term payable of RMB19,460. On June 30, 2004, the Company repaid RMB4,310 of this payable amount using the net proceeds from the issuance of new H shares in May 2004 (see Note 13).

Pursuant to an equity purchase agreement entered into by the Company with China Telecom on June 15, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (formerly known as “China Telecom (USA) Corporation) (collectively the “Third Acquired Group”) from China Telecom for a total purchase price of RMB1,408 on June 30, 2007 (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in July 2007.

CTSI is a limited company incorporated in mainland PRC and its principal business is the provision of system integration services, outsourcing services, application software development as well as consultancy services in the PRC. CT (HK) is a limited company incorporated in Hong Kong Special Administrative Region of China and operates in the Asia Pacific Region. CT Americas is a limited company incorporated in the United States of America and operates in certain countries of South America and North America. The principal business of CT (HK) and CT Americas is the provision of leased line and related services for corporate customers including voice wholesale, international private network, cross-border transit connection and Internet data centers.

Hereinafter, the First Acquired Group, the Second Acquired Group and the Third Acquired Group are collectively referred to as “the Acquired Groups”.

Basis of presentation

Since the Company and the Acquired Groups were under the common control of China Telecom, the First Acquisition, the Second Acquisition and the Third Acquisition (“the Acquisitions”) have been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company include the results of operations and assets and liabilities of the Acquired Groups on a combined basis as of the earliest date presented. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of changes in equity.

The results of operations for the years ended December 31, 2005 and 2006 and the financial condition as of December 31, 2005 and 2006 previously reported by the Group and the combined amounts presented in the accompanying combined consolidated financial statements are set out below:

	The Group (as previously reported)	The Third Acquired Group	The Group (as restated)
	RMB	RMB	RMB
Result of operations for the year ended December 31, 2005:
Operating revenues	169,310	549	169,859
Net income/(loss)	27,954	(90)	27,864
Result of operations for the year ended December 31, 2006:
Operating revenues	175,093	523	175,616
Net income	27,225	99	27,324

Financial condition
Total assets as of December 31, 2006	414,041	4,830	418,871
Total liabilities as of December 31, 2006	210,168	1,054	211,222

For the periods presented, all significant balances and transactions between the Group and the Third Acquired Group have been eliminated on combination.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(k)).

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

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

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after January 1, 2007. The new disclosures resulting from the initial application of these standards or developments to the extent they are relevant to the Group are summarized as follows:

(i)	IFRS 7, Financial instruments: Disclosures, requires expanded disclosures about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These additional disclosures are provided primarily in Note 27.

(ii)	The Amendment to IAS 1, Presentation of financial statements: Capital disclosures, introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 28.

Both IFRS 7 and the Amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognized in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (See Note 34).

With effect from December 31, 2007, the Group has presented the amount of “Intangible assets” as a separate caption on the face of the balance sheet. The related comparative figures have been reclassified to conform with the current year’s presentation.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Basis of consolidation (continued)

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

The functional and reporting currency of the Company and its subsidiaries in mainland PRC is Renminbi (“RMB”). The functional currency of CT(HK) and CT Americas is Hong Kong dollars (HK$) and US dollars (US$) respectively. Foreign currency transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences, other than those capitalized as construction in progress (Note 2(i)), are recognized as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalized.

When preparing the Company’s consolidated financial statements, the results of operations of CT (HK) and CT Americas are translated into Renminbi at average rate prevailing during the year. Balance sheet items of CT (HK) and CT Americas are translated into Renminbi at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized directly in exchange reserve, a component of equity.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (Note 2(l)).

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

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure, including the cost of repairs and maintenance which is substantially included in network operations and support expenses, is expensed as it is incurred.

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

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2006 and 2007 were RMB197 and RMB32 respectively.

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

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are initially carried at cost and written off on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). The cost of an item comprises direct costs of construction, interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Intangible assets

The Group’s intangible assets, which represent acquired computer software that is not an integral part of any tangible assets, are initially recorded at cost less subsequent accumulated amortization and impairment losses (Note 2(l)).

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of the intangible assets, which range from 3 to 5 years.

(k)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized directly in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statement of income. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(l)).

(l)	Impairment

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l)	Impairment (continued)

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

For the years ended December 31, 2005, 2006 and 2007, no impairment loss was made for investments in equity securities. For the years ended December 31, 2005, 2006 and 2007, impairment losses for trade and other receivables of RMB1,275, RMB1,236 and RMB1,390 respectively were recognized.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and lease prepayments are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognized as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the years ended December 31, 2005, 2006 and 2007, provisions for impairment loss of RMB163, nil and nil were made against the carrying value of property, plant and equipment. For the years ended December 31, 2005, 2006 and 2007, no provision for impairment loss was made against the carrying value of other long-lived assets.

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

(m)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as caller ID services, short messaging services, telephone information services and ring tone services. The Group records wireline service revenues over the periods they are earned as follows:

(i)	Revenues derived from local, DLD and ILD telephone usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortized over the same expected customer relationship period.

(iii)	Monthly telephone service fees are recognized in the month during which the telephone services are provided to customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Revenue recognition (continued)

(iv)	Revenues from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenues derived from value-added and integrated information application services are recognized when the services are provided to customers.

Other related telecommunications service revenues are recognized as follows:

(i)	Revenues from the provision of Internet and managed data services are recognized when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognized over the term of the lease.

(iv)	Sale of customer-end equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(n)	Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB9,422, RMB10,520 and RMB10,397 for the years ended December 31, 2005, 2006 and 2007 respectively.

(o)	Net finance costs

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

(p)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2005, 2006 and 2007, research and development expense were RMB261, RMB292 and RMB524 respectively.

(q)	Employee benefits

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value recognized in the consolidated statement of income over the period of the borrowings, together with any interest, using the effective interest method.

(s)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t)	Provisions and contingent liabilities

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

(u)	Income tax

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

(v)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(w)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. No geographical segment information has been presented as the Group’s operating activities are substantially carried out in the PRC and less than 10 percent of the Group’s operating revenues and income before income tax were derived from activities outside the PRC. A majority of the Group’s assets are located in the PRC and less than 10 percent of the Group’s total assets are located outside the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	CASH AND CASH EQUIVALENTS

	December 31,
	2006	2007
	RMB	RMB
Cash at bank and in hand	10,762	16,437
Time deposits with original maturity within three months	11,564	3,947

	22,326	20,384

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,
	2006	2007
	RMB	RMB
Accounts receivable
Third parties	15,501	16,560
China Telecom Group	199	207
Other state-controlled telecommunications operators in the PRC	1,792	1,377

	17,492	18,144
Less: Allowance for impairment of doubtful debts	(1,500)	(1,434)

	15,992	16,710

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

The following table summarizes the changes in allowance for impairment of doubtful debts for each of the years in the three-year period ended December 31, 2007:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
At beginning of year	1,682	1,507	1,500
Impairment losses for bad and doubtful debts	1,275	1,224	1,361
Accounts receivable written off	(1,450)	(1,231)	(1,427)

At end of year	1,507	1,500	1,434

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2006	2007
	RMB	RMB
Current, within 1 month	11,634	10,882
1 to 3 months	1,074	2,358
4 to 12 months	1,062	1,003
More than 12 months	314	301

	14,084	14,544
Less: Allowance for impairment of doubtful debts	(1,376)	(1,304)

	12,708	13,240

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	ACCOUNTS RECEIVABLE, NET (Continued)

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	December 31,
	2006	2007
	RMB	RMB
Current, within 1 month	1,716	1,660
1 to 3 months	814	996
4 to 12 months	546	468
More than 12 months	332	476

	3,408	3,600
Less: Allowance for impairment of doubtful debts	(124)	(130)

	3,284	3,470

5.	INVENTORIES

Inventories represent:

	December 31,
	2006	2007
	RMB	RMB
Materials and supplies	1,770	1,451
Goods for resale	1,443	1,212

	3,213	2,663

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2006	2007
	RMB	RMB
Amounts due from China Telecom Group	588	423
Amounts due from other state-controlled telecommunications operators in the PRC	242	236
Prepayments in connection with construction work and equipment purchases	742	850
Prepaid expenses and deposits	587	704
Other receivables	397	538

	2,556	2,751

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2006	70,829	485,384	22,069	578,282
Additions	103	746	579	1,428
Transferred from construction in progress	3,259	47,414	1,113	51,786
Disposals	(362)	(13,798)	(1,155)	(15,315)
Reclassification	(83)	3,467	(3,384)	—

Balance at December 31, 2006	73,746	523,213	19,222	616,181
Additions	177	709	619	1,505
Transferred from construction in progress	3,016	43,262	1,373	47,651
Disposals	(193)	(13,405)	(968)	(14,566)
Reclassification	(23)	230	(207)	—
Revaluations	3,739	19,405	(4)	23,140

Balance at December 31, 2007	80,462	573,414	20,035	673,911

Accumulated depreciation and impairment:
Balance at January 1, 2006	(13,842)	(225,090)	(10,979)	(249,911)
Depreciation charge for the year	(2,943)	(45,298)	(2,493)	(50,734)
Written back on disposals	135	11,642	1,066	12,843
Reclassification	(117)	(1,384)	1,501	—

Balance at December 31, 2006	(16,767)	(260,130)	(10,905)	(287,802)
Depreciation charge for the year	(3,052)	(46,157)	(2,240)	(51,449)
Written back on disposals	78	11,568	903	12,549
Reclassification	(69)	59	10	—
Revaluations	(161)	(20,928)	3	(21,086)

Balance at December 31, 2007	(19,971)	(315,588)	(12,229)	(347,788)

Net book value at December 31, 2007	60,491	257,826	7,806	326,123

Net book value at December 31, 2006	56,979	263,083	8,317	328,379

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as of December 31, 2007 were revalued for each asset class by the Company on a depreciated replacement cost basis. The property, plant and equipment as of December 31, 2007 was revalued at RMB326,123. The surplus on revaluation of certain property, plant and equipment totaling RMB4,809 was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totaling RMB2,755 was recognized as an expense for the year ended December 31, 2007.

The following is a summary of the carrying value of the Group’s property, plant and equipment before the revaluation and the revalued amounts of these assets as of December 31, 2007:

	Carrying value before the revaluation	Revaluation surplus	Revaluation deficit	Revalued amounts
	RMB	RMB	RMB	RMB
Buildings and improvements	56,913	3,578	—	60,491
Telecommunications network plant and equipment	259,349	1,231	(2,754)	257,826
Furniture, fixture, motor vehicles and other equipment	7,807	—	(1)	7,806

	324,069	4,809	(2,755)	326,123

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2006	23,567
Additions	46,645
Transferred to property, plant and equipment	(51,786)

Balance at December 31, 2006	18,426
Additions	42,433
Transferred to property, plant and equipment	(47,651)

Balance at December 31, 2007	13,208

9.	INTANGIBLE ASSETS

Computer software
RMB
Cost:
Balance at January 1, 2006	2,068
Additions	1,043
Disposals	(161)

Balance at December 31, 2006	2,950
Additions	1,620
Disposals	(102)

Balance at December 31, 2007	4,468

Accumulated amortization:
Balance at January 1, 2006	(762)
Amortization charge for the year	(460)
Written back on disposals	129

Balance at December 31, 2006	(1,093)
Amortization charge for the year	(696)
Written back on disposals	79

Balance at December 31, 2007	(1,710)

Net book value at December 31, 2007	2,758

Net book value at December 31, 2006	1,857

10.	INTERESTS IN ASSOCIATES

	December 31,
	2006	2007
	RMB	RMB
Share of net assets	581	793

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INVESTMENTS

	December 31,
	2006	2007
	RMB	RMB
Available-for-sale equity securities	104	177
Other unlisted equity investments	99	97

	203	274

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

12.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2006	2007	2006	2007	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables	540	557	—	—	540	557
Non-current
Property, plant and equipment	589	1,205	(1,566)	(2,222)	(977)	(1,017)
Deferred revenues and installation costs	2,152	1,626	(1,123)	(861)	1,029	765
Land use rights	7,690	5,872	—	—	7,690	5,872
Available-for-sale equity securities	—	—	(22)	(36)	(22)	(36)

Deferred tax assets/(liabilities)	10,971	9,260	(2,711)	(3,119)	8,260	6,141

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

Movements in temporary differences for the three-year period ended December 31, 2007 are as follows:

	Note	Balance as of January 1, 2005	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2005
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		355	14	—	369
Non-current
Property, plant and equipment		(767)	(118)	—	(885)
Deferred revenues and installation costs		935	67	—	1,002
Land use rights	(i), (iv)	8,061	(189)	(5)	7,867

Net deferred tax assets		8,584	(226)	(5)	8,353

			(Note 23)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	Note	Balance as of January 1, 2006	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2006
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		369	171	—	540
Non-current
Property, plant and equipment		(885)	(92)	—	(977)
Deferred revenues and installation costs		1,002	27	—	1,029
Land use rights	(i), (iv)	7,867	(182)	5	7,690
Available-for-sale equity securities		—	—	(22)	(22)

Net deferred tax assets		8,353	(76)	(17)	8,260

			(Note 23)

	Note	Balance as of January 1, 2007	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2007
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		540	17	—	557
Non-current
Property, plant and equipment	(ii), (iii)	(977)	1,024	(1,064)	(1,017)
Deferred revenues and installation costs		1,029	(264)	—	765
Land use rights	(i), (iii)	7,690	(169)	(1,649)	5,872
Available-for-sale equity securities		(22)	—	(14)	(36)

Net deferred tax assets		8,260	608	(2,727)	6,141

			(Note 23)

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, the deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.

(ii)	As described in Note 7, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2007. The tax base of these assets was not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 and a deferred tax liability of RMB1,136 in respect of the revaluation deficit and surplus respectively were recognized.

(iii)	On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on January 1, 2008. According to the new tax law, a unified corporate income tax rate of 25% are applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from January 1, 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the year ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after December 31, 2007 were adjusted to reflect the change in tax rate. For deferred tax assets and liabilities which were previously credited or charged to consolidated statement of income upon initial recognition, the overall effect of change in tax rate amounting to RMB112 was charged to the consolidated statement of income. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of change in the tax rate amounting to RMB1,577 was recognized in the consolidated statement of changes in equity.

(iv)	The amounts recognized in equity represent the effect of change in tax rate for a subsidiary on the carrying amount of the deferred tax asset which previously charged to equity.

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2006	2007
	RMB	RMB
Loans from state-controlled banks—unsecured	35,750	29,325
Commercial paper—unsecured	20,000	—
Loans from China Telecom Group—unsecured	23,826	37,841

Total short-term debt	79,576	67,166

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2006 and 2007 was 3.7% and 4.4% respectively. As of December 31, 2007, the loans from state-controlled banks bear interest at rates ranging from 4.2% to 5.5% per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 2.6% to 5.3% per annum, and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	SHORT-TERM AND LONG-TERM DEBT (Continued)

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2006	2007
		RMB	RMB
Bank loans—unsecured
Renminbi denominated	Interest rates ranging from 5.18% to 7.05% per annum with maturities through 2020	11,039	4,113
US Dollars denominated	Interest rates ranging from 1.00% to 7.70% per annum with maturities through 2060	1,320	1,012
Japanese Yen denominated	Interest rates ranging from 2.30% to 3.50 per annum with maturities through 2040	2,053	1,768
Euro denominated	Interest rates ranging from 2.30% to 9.20% per annum with maturities through 2032	851	839
Other currencies denominated		84	71

		15,347	7,803
Other loans—unsecured
Renminbi denominated		2	6

Amount due to China Telecom—unsecured
In connection with the First Acquisition— Renminbi denominated (Note (i))		15,000	15,000
In connection with the Second Acquisition—Renminbi denominated (Note (ii))		15,150	15,150

Total long-term debt		45,499	37,959
Less: current portion		(8,242)	(3,811)

Non-current portion		37,257	34,148

Note (i)	Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until December 31, 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on December 31, 2013 and the Company may, from time to time, repay all or part of the amount at any time until December 31, 2013 without penalty. In April 2006, the Company repaid RMB10,000 to China Telecom.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until June 30, 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on June 30, 2014 and the Company may, from time to time, repay all or part of the amount at any time until June 30, 2014 without penalty.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2007 are as follows:

RMB
2008	3,811
2009	699
2010	983
2011	190
2012	196
Thereafter	32,080

37,959

The Group’s short-term and long-term debts do not contain any financial covenants. As of December 31, 2007, the Group had available credit facilities of RMB36,823, which it can draw upon.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2006	2007
	RMB	RMB
Third parties	25,709	22,860
China Telecom Group	6,583	5,448
Other state-controlled telecommunications operators in the PRC	63	55

	32,355	28,363

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

15.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2006	2007
	RMB	RMB
Amounts due to China Telecom Group	1,984	915
Amounts due to other state-controlled telecommunication operators in the PRC	181	199
Accrued expenses	13,244	14,272
Customer deposits and receipts in advance	11,777	14,622
Dividend payable	—	468

	27,186	30,476

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

16.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2006	2007
	RMB	RMB
Balance at beginning of year	27,708	20,723
Additions for the year
—installation fees	912	793
—calling cards	4,204	4,027

	5,116	4,820

Reduction for the year
—amortization of connection fees	(4,971)	(3,294)
—amortization of installation fees	(2,913)	(2,735)
—usage of calling cards	(4,217)	(4,062)

Balance at end of year	20,723	15,452

Representing:
—Current portion	7,098	5,629
—Non-current portion	13,625	9,823

	20,723	15,452

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2006 and 2007, the unamortized portion of these costs was RMB8,473 and RMB6,979, respectively.

17.	SHARE CAPITAL

	December 31,
	2006	2007
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	RESERVES

	Capital reserve	Share Premium	Revaluation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))			(Note (iii))	(Note (ii))
Balance as of January 1, 2006, as previously reported	(2,804)	10,746	7,451	42,216	7,501	—	35,475	100,585
Adjusted for the Third Acquisition	—	—	—	—	3,387	(170)	—	3,217

Balance as of January 1, 2006, as restated	(2,804)	10,746	7,451	42,216	10,888	(170)	35,475	103,802
Effect of change in tax rate (Note 12)	—	—	—	—	5	—	—	5
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB 22)	—	—	—	—	44	—	—	44
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(309)	—	(309)
Net income (as restated)	—	—	—	—	—	—	27,241	27,241
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	33	—	(33)	—
Revaluation surplus realized	—	—	(94)	—	—	—	94	—
Deferred tax on land use rights realized	—	—	—	—	(182)	—	182	—
Dividends (Note 24)	—	—	—	—	—	—	(6,283)	(6,283)
Appropriations (Note (iii))	—	—	—	7,602	—	—	(7,602)	—
Contribution from China Telecom	—	—	—	—	769	—	—	769
Transfer from retained earnings to other reserves	—	—	—	—	99	—	(99)	—

Balance as of December 31, 2006, as restated	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	125,269
Effect of change in tax rate (Note 12)	—	—	—	—	(1,577)	—	—	(1,577)
Surplus on revaluation of property, plant and equipment (Note 7)	—	—	4,809	—	—	—	—	4,809
Deferred tax on revaluation surplus (Note 12)	—	—	—	—	(1,136)	—	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14)	—	—	—	—	64	—	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(103)	—	(103)
Net income	—	—	—	—	—	—	23,702	23,702
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	31	—	(31)	—
Revaluation surplus realized	—	—	(194)	—	—	—	194	—
Deferred tax on land use rights realized	—	—	—	—	(169)	—	169	—
Dividends (Note 24)	—	—	—	—	—	—	(6,741)	(6,741)
Appropriations (Note (iii))	—	—	—	5,388	—	—	(5,388)	—
Distributions to China Telecom	—	—	—	—	(2,890)	—	—	(2,890)
Transfer from retained earnings to other reserves	—	—	—	—	156	—	(156)	—
Adjustment to statutory reserves (Note (iii))	—	—	—	(2,839)	—	—	2,839	—
Consideration for the acquisition of the Third Acquired Group (Note 1)	—	—	—	—	(1,408)	—	—	(1,408)

Balance as of December 31, 2007	(2,804)	10,746	11,972	52,367	4,727	(582)	63,563	139,989

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	RESERVES (Continued)

Note:

(i)	Capital reserve represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the acquired entities under the Acquisitions, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of net assets of these acquired entities.

(ii)	Other reserves represent primarily the balance of the deferred tax assets resulted from the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 12(i) to the financial statements and the balance of deferred tax liabilities resulted from the revaluation of property, plant and equipment for financial reporting purpose (and not for tax purpose) as described in Note 12(ii) to the financial statements.

(iii)	The statutory reserves consist of statutory surplus reserve, discretionary surplus reserve and statutory common welfare fund.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2006 and 2007, the Company transferred RMB2,534 and RMB2,072, respectively, being 10% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

On January 1, 2007, the Group adopted the PRC Accounting Standards for Business Enterprises issued by the PRC Ministry of Finance of the PRC on February 15, 2006, which resulted in the statutory surplus reserve being adjusted accordingly.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, the transfer of RMB5,068 and RMB3,316 for the years ended December 31, 2006 and 2007 respectively, being 20% and 16% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

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

Pursuant to the revision of the PRC Company Law, companies with limited liabilities and companies limited by shares are no longer required to make annual income appropriation to the statutory common welfare fund commencing on January 1, 2006. The opening balance of the Group’s statutory common welfare fund as of January 1, 2006 of RMB7,078 was transferred to the surplus reserves in accordance with “Notice on accounting issue relating to the implementation of the Company Law of the PRC” issued by the Ministry of Finance.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2007, the amount of retained earnings available for distribution was RMB24,414, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,130 in respect of the financial year 2007 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 24).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
Upfront connection fees	(i)	6,781	4,971	3,294
Upfront installation fees	(ii)	2,970	2,913	2,735
Monthly fees	(iii)	30,351	28,973	25,346
Local usage fees	(iv)	47,624	46,188	42,343
DLD	(iv)	25,993	25,517	24,127
International, Hong Kong, Macau and Taiwan long distance	(iv)	3,474	3,225	2,882
Internet	(v)	17,914	23,724	31,340
Managed data	(vi)	2,990	3,080	3,013
Interconnections	(vii)	12,838	14,095	13,879
Leased line	(viii)	4,560	4,548	5,321
Value-added and integrated information application services	(ix)	9,976	14,203	19,231
Others	(x)	4,388	4,179	5,145

		169,859	175,616	178,656

Note:

(i)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortized amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.
(ix)	Represent amounts charged to customers for provision of wireline value-added services and integrated information application services, which comprise primarily caller ID services, short messaging services, ring tone services, telephone information services.
(x)	Represent primarily revenues from sale, rental and repairs and maintenance of customer-end equipment, and construction of telecommunications network and infrastructure for customers.

20.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Network operations and support	17,558	17,573	17,299
Selling, general and administrative	7,543	8,637	9,943

	25,101	26,210	27,242

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

21.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
Interconnection charges	(i)	5,473	6,212	6,760
Donations		21	23	54
Others		24	20	43

		5,518	6,255	6,857

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

22.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Interest expense incurred	6,763	5,808	5,214
Less: Interest expense capitalized*	(1,062)	(716)	(443)

Net interest expense	5,701	5,092	4,771
Interest income	(267)	(502)	(366)
Foreign exchange losses	57	60	43
Foreign exchange gains	(605)	(161)	(148)

	4,886	4,489	4,300

* Interest expense was capitalized in construction in progress at the following rates per annum	2.1%-5.1%	1.9%-5.0%	2.3%-6.7%

23.	INCOME TAX

Income tax in the consolidated statement of income comprises:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Provision for PRC income tax	5,929	6,668	7,028
Provision for income tax of other jurisdictions	—	15	32
Deferred taxation (Note 12)	226	76	(608)

	6,155	6,759	6,452

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

23.	INCOME TAX (Continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		Year ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
Income before taxation and minority interests		34,019	34,083	30,251
Expected PRC income tax expense at statutory tax rate of 33%	(i)	11,226	11,247	9,983
Differential tax rate on mainland PRC subsidiaries’ income	(i)	(1,691)	(1,714)	(1,678)
Differential tax rate on other subsidiaries’ income	(ii)	—	(6)	(41)
Non-deductible expenses	(iii)	1,274	1,210	1,360
Non-taxable income	(iv)	(3,176)	(2,565)	(1,965)
Effect on change in tax rate	12 (iii)	—	—	112
Tax credit for domestic equipment purchases		(1,478)	(1,413)	(1,319)

Income tax		6,155	6,759	6,452

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Company and its subsidiaries in mainland PRC as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong Special Administrative Region of China and other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 17.5% to 35%.
(iii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

24.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 30, 2008, a final dividend of RMB0.075747 (equivalent to HK$0.085) per share totaling RMB6,130 for the year ended December 31, 2007 was declared. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totaling RMB6,741 in respect of the year ended December 31, 2006 was declared, of which RMB6,273 and RMB468 were paid on June 15, 2007 and January 23, 2008 respectively.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 23, 2006, a final dividend of RMB 0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 in respect of the year ended December 31, 2005 was declared, which was paid on June 15, 2006.

25.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2005, 2006 and 2007 is based on the net income attributable to equity holders of the Company of RMB27,822, RMB27,241 and RMB23,702, respectively, and the weighted average number of shares in issue for the years presented of 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancelable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2007, future minimum lease payments under non-cancelable operating leases were as follows:

RMB
2008	552
2009	369
2010	302
2011	231
2012	184
Thereafter	383

Total minimum lease payments	2,021

Total rental expense in respect of operating leases charged to the consolidated statement of income for the years ended December 31, 2005, 2006 and 2007 were RMB1,299, RMB1,383 and RMB1,716, respectively.

Capital commitments

As of December 31, 2007, the Group had capital commitments as follows:

RMB
Authorized and contracted for
Properties	718
Telecommunications network plant and equipment	2,855

3,573

Authorized but not contracted for
Properties	1,005
Telecommunications network plant and equipment	3,449

4,454

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As of December 31, 2006 and 2007, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value

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

The fair values of the Group’s financial instruments (other than long-term debt and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long term debt, having considered the foreign currency denomination of the debt, ranged from 1.5% to 7.047% (2006: 1.5% to 6.156%). As of December 31, 2006 and 2007, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2006		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	45,499	43,783	37,959	35,037

The fair value of available-for-sale equity investment securities, which amounted to RMB104 and RMB177 as of December 31, 2006 and 2007 respectively, was based on quoted market price on a PRC stock exchange. The Group’s long term investments are unlisted equity interests for which no quoted market prices exist in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorizes changes if necessary based on operating and market conditions and other relevant risks. The following summarizes the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to residential and corporate customers for the provision of telecommunication services. To limits exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institution in the PRC with acceptable credit ratings. For accounts receivable, the Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	FINANCIAL INSTRUMENTS (Continued)
(b)	Risks (continued)
(i)	Credit risk (continued)

Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy for, and quantitative disclosures in respect of the Group’s exposure on credit risk relating to trade receivables are set out in Note 4.

The amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and an adequate amount of committed banking facilities to provide its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	2006
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	79,576	(81,427)	(81,427)	—	—	—
Long-term debt	45,499	(57,439)	(9,924)	(5,540)	(4,144)	(37,831)
Accounts payable	32,355	(32,355)	(32,355)	—	—	—
Accrued expenses and other payables	27,186	(27,186)	(27,186)	—	—	—
Income tax payable	3,124	(3,124)	(3,124)	—	—	—
Finance lease obligations	48	(48)	(48)	—	—	—

	187,788	(201,579)	(154,064)	(5,540)	(4,144)	(37,831)

	2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	67,166	(68,644)	(68,644)	—	—	—
Long-term debt	37,959	(48,524)	(5,539)	(2,407)	(6,178)	(34,400)
Accounts payable	28,363	(28,363)	(28,363)	—	—	—
Accrued expenses and other payables	30,476	(30,476)	(30,476)	—	—	—
Income tax payable	3,068	(3,068)	(3,068)	—	—	—
Finance lease obligations	29	(29)	(24)	(5)	—	—

	167,061	(179,104)	(136,114)	(2,412)	(6,178)	(34,400)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	FINANCIAL INSTRUMENTS (Continued)
(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high proportion of fixed rate debts with maturity within one year.

The following table sets out the interest rate profile of the Group’s debt at the balance sheet date.

	2006		2007
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	3.7	79,576	4.4	67,166
Long-term debt	2.9	13,709	3.9	7,010

		93,285		74,176
Variable rate debt:
Long-term debt	5.2	31,790	5.2	30,949

Total debt		125,075		105,125

Fixed rate debt as a percentage of total debt		74.6%		70.6%

As of December 31, 2006 and 2007, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net income and retained earnings by approximately RMB213 and RMB207 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the balance sheet date and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2006.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

The Group does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 92.6% of the Group’s cash and cash equivalents and 96.5% of the Group’s short-term and long-term debt as of December 31, 2007 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 13.

28.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	CAPITAL MANAGEMENT (Continued)

The Group regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As of December 31, 2006 and 2007, the Group’s total debt-to total assets ratio was 29.9% and 25.8% respectively, which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

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

The principal related party transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

			Year ended December 31,
	Note		2005	2006	2007
			RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i	)	267	155	120
Construction, engineering and information technology services	(ii	)	6,575	8,216	8,179
Provision of community services	(iii	)	2,632	2,378	2,266
Provision of ancillary services	(iv	)	2,456	3,238	3,574
Provision of comprehensive services	(v	)	503	1,143	1,284
Operating lease expenses	(vi	)	421	364	373
Centralized service expenses	(vii	)	275	306	250
Interconnection revenues	(viii	)	183	179	139
Interconnection charges	(viii	)	725	750	820
Interest on amounts due to and loans from China Telecom Group	(ix	)	2,849	2,361	2,489

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	RELATED PARTY TRANSACTIONS (Continued)
(a)	Transactions with China Telecom Group (continued)

(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount charged by China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 13).

Amounts due from/to China Telecom Group included in the following balances are summarized as follows:

	December 31,
	2006	2007
	RMB	RMB
Accounts receivable	199	207
Prepayments and other current assets	588	423

Total amounts due from China Telecom Group	787	630

Accounts payable	6,583	5,448
Accrued expenses and other payables	1,984	915
Short-term debt	23,826	37,841
Long-term debt	30,150	30,150

Total amounts due to China Telecom Group	62,543	74,354

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 13.

As of December 31, 2006 and 2007, no material allowance for impairment of doubtful debts was recorded in respect of amounts due from China Telecom Group.

On August 30, 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecom. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on October 25, 2006. The Agreement is effective from January 1, 2007 to December 31, 2009, pursuant to which the Company’s subsidiaries in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (“the Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on August 7, 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	RELATED PARTY TRANSACTIONS (Continued)
(a)	Transactions with China Telecom Group (continued)

annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CSS by RMB450. The Supplemental Agreement is effective from January 1, 2007 to December 31, 2009.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	7,219	10,323	13,876
Post-employment benefits	650	641	594
Equity-based compensation benefits	2,551	2,204	5,375

	10,420	13,168	19,845

The above remuneration is included in personnel expenses (Note 20).

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 30.

(d)	Transactions with other state-controlled entities in the PRC

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

The Group’s wireline telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarized as follows.

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Interconnection revenues	10,947	12,035	12,228
Interconnection charges	2,643	3,405	3,891
Leased line revenues	2,020	1,088	841

Amounts due from/to other state-controlled telecommunications operators in the PRC included in respective balances are summarized as follows:

	December 31,
	2006	2007
	RMB	RMB
Accounts receivable	1,792	1,377
Prepayments and other current assets	242	236

Total amounts due from other state-controlled telecommunications operators in the PRC	2,034	1,613

Accounts payable	63	55
Accrued expenses and other payables	181	199

Total amounts due to other state-controlled telecommunications operators in the PRC	244	254

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As of December 31, 2006 and 2007, there were no allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	RELATED PARTY TRANSACTIONS (Continued)
(d)	Transactions with other state-controlled entities in the PRC (continued)

(ii)	Transactions with state-controlled banks

The Group deposits its cash primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Interest income	248	450	360
Interest expense	3,861	2,994	2,725

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2006	2007
	RMB	RMB
Cash at bank	10,659	16,328
Time deposits with maturity within three months	10,484	3,947
Time deposits with maturity over three months	119	172

Total deposits at state-controlled banks in the PRC	21,262	20,447

Short-term loans	35,750	29,325
Long-term loans	15,347	7,803

Total loans from state-controlled banks in the PRC	51,097	37,128

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 13.

The directors believe the above information provides meaningful disclosure of related party transactions.

30.	POST-EMPLOYMENT BENEFITS PLAN

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

The Group’s contributions for the years ended December 31, 2005, 2006 and 2007 were RMB2,258, RMB2,376 and RMB2,537 respectively.

The amount payable for contributions to defined contribution retirement plans as of December 31, 2006 and 2007 was RMB536 and RMB560 respectively.

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

During the years ended December 31, 2005, 2006 and 2007, 70 million, 67 million and 204 million stock appreciation right units were exercised respectively. For the years ended December 31, 2005, 2006 and 2007, compensation expense recognized by the Group in respect of stock appreciation rights were RMB81, RMB514 and RMB689, respectively.

As of December 31, 2006 and 2007, the carrying amount of liability arising from stock appreciation rights was RMB574 and RMB998 respectively. As of December 31, 2006 and 2007, all vested stock appreciation rights were exercised.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries as of December 31, 2007, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (in RMB millions unless otherwise stated)
Shanghai Telecom Company Limited	Limited company	October 11, 2002		15,984

Guangdong Telecom Company Limited	Limited company	October 10, 2002		47,513

Jiangsu Telecom Company Limited	Limited company	October 19, 2002		19,208

Zhejiang Telecom Company Limited	Limited company	October 10, 2002		22,400

Anhui Telecom Company Limited	Limited company	August 26, 2003		3,871

Fujian Telecom Company Limited	Limited company	August 28, 2003		10,364

Jiangxi Telecom Company Limited	Limited company	September 18, 2003		4,523

Guangxi Telecom Company Limited	Limited company	August 28, 2003		4,992

Chongqing Telecom Company Limited	Limited company	August 22, 2003		4,276

Sichuan Telecom Company Limited	Limited company	August 28, 2003		8,123

Hubei Telecom Company Limited	Limited company	March 9, 2004		6,208

Hunan Telecom Company Limited	Limited company	March 12, 2004		3,574

Hainan Telecom Company Limited	Limited company	March 9, 2004		1,233

Guizhou Telecom Company Limited	Limited company	March 12, 2004		2,801

Yunnan Telecom Company Limited	Limited company	March 9, 2004		3,747

Shaanxi Telecom Company Limited	Limited company	March 8, 2004		3,254

Gansu Telecom Company Limited	Limited company	March 10, 2004		4,515

Qinghai Telecom Company Limited	Limited company	March 10, 2004		965

Ningxia Telecom Company Limited	Limited company	March 10, 2004		795

Xinjiang Telecom Company Limited	Limited company	March 11, 2004		4,660

China Telecom System Integration Co., Limited	Limited company	September 13, 2001		142

China Telecom (Hong Kong) International Limited	Limited company	February 25, 2000	HK$	100,000

China Telecom (Americas) Corporation	Limited company	November 22, 2001	US$	23,000,000

China Telecom Best Tone Information Service Co., Limited	Limited company	August 15, 2007		350

33.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Allowance for impairment of doubtful debts

The Group estimates allowance for impairment of doubtful debts resulting from the inability of the customers to make the required payments. The Group bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment on long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(l). The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independently of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). It is difficult to precisely estimate selling price because quoted market prices for the Group’s long-lived assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortization

Property, plant and equipment and intangible assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2007

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2007 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 8, “Operating segments”	January 1, 2009
IAS 1(September 2007), “Presentation of financial statements”	January 1, 2009
IAS 23 (March 2007), “Borrowing costs”	January 1, 2009
IFRIC 11, “IFRS 2—Group and treasury share transactions”	March 1, 2007
IFRIC 12, “Service concession arrangements”	January 1, 2008
IFRIC 13, “Customer loyalty programmes”	July 1, 2008
IFRIC 14, “IAS19—The limit on a defined benefit asset, minimum funding requirements and their interaction”	January 1, 2008

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that IFRIC 11, IFRIC 12 and IFRIC 14 are not applicable to any of the Group’s operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

35.	SUBSEQUENT EVENTS

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on February 25, 2008, the Company entered into merger agreements with each of Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited, pursuant to which the Company shall merge with these companies. After the merger, the assets, liabilities and operations of these subsidiaries will be transferred to the Company’s branches in the respective regions. This merger is an internal reorganization which has no impact on the Group’s consolidated financial condition and results of operations.

In January and February 2008, various provinces in the PRC were adversely affected by snowstorm and severe weather conditions. Certain property, plant and equipment of the Group were damaged as a result of the adverse weather conditions. Currently, management estimate that such losses, which comprise primarily loss of damaged property, plant and equipment amounted to approximated RMB572 million.

Pursuant to an Acquisition Agreement entered into by the Company with China Telecom on March 31, 2008, the Company acquired the entire equity interests in China Telecom Group Beijing Corporation from China Telecom for a total purchase price of RMB5,557 (hereinafter, referred to as the “Fourth Acquisition”). Management believes that the Fourth Acquisition will enhance its market position and competitiveness in mainland PRC. As the Company and China Telecom Group Beijing Corporation are under common control of China Telecom prior to and after the acquisition, the Fourth Acquisition will be accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests upon completion.

On June 2, 2008, the Company entered into a framework agreement ( the “CDMA Business Framework Agreement”), with China Unicom Limited (“Unicom”) and China Unicom Corporation Limited (“CUCL”), a

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	SUBSEQUENT EVENTS (Continued)

wholly-owned subsidiary of Unicom, in respect of certain key terms of the Company’s proposed acquisition of the CDMA mobile communications business and related assets from Unicom and CUCL (hereinafter, referred as the “Proposed Acquisition”). However, the CDMA Business Framework Agreement does not contain all the necessary details in respect of the Proposed Acquisition. The Company expects to enter into additional transaction agreements that will set forth detailed terms of the Proposed Acquisition.

The completion of the Proposed Acquisition is subject to the satisfaction or waiver of a number of conditions, including but not limited to (i) approval by the Ministry of Industry and Information that allows us to operate mobile communications business and to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers; (ii) approval by the general shareholder meeting of Unicom in respect of its sale of CDMA mobile communications business and related assets; and (iii) any other regulatory or corporate approvals that are necessary for the completion of the proposed acquisition.

The preliminary purchase price of the Proposed Acquisition is RMB43,800 that is subject to a downward price adjustment if the operating revenues from CDMA telecommunication services minus the revenue from the sale of related telecommunication products (“the Service Revenue”) for the six-month period ended June 30, 2008 is 2% less than the Service Revenue for the six-month period ended June 30, 2007.

36.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2007 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary).(9)

4.10	Underwriting Agreement, dated September 20, 2005, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary).(10)

4.12	Underwriting Agreement, dated April 10, 2006, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.13	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.14	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.15	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.16	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.17	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.18	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

Exhibits	Description
4.19	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary).(11)

4.20	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary).(11)

4.21	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Integration Company Limited and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited.(11)

4.22	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited.(11)

4.23	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited.(11)

4.24	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Ltd, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited.(11)

4.25	Agreement on the Transfer of the entire equity interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecom Group.

4.26	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant.

4.27	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecom Group (English Summary).

4.28	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecom Group (English Summary).

4.29	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.

(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004

(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.

(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.

(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.

(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.

(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.

(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.