Form 20-F
period 2008-12-31
CHINA TELECOM CORP LTD
filed 2009-06-24
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100140

(Address of Principal Executive Offices)

Mr. Jian Liang

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100140

Email: liangj@chinatelecom.com.cn

Telephone: (+86-10) 5850 1503

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

As of December 31, 2008, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT (which was created by the PRC State Council in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry or, the MII) and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunication industry;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

CERTAIN DEFINITIONS AND CONVENTIONS

As used in this annual report, references to “us”, “we”, the “Company”, “our Company” and “China Telecom” are to China Telecom Corporation Limited and its consolidated subsidiaries except where we make clear that the term means China Telecom Corporation Limited or a particular subsidiary or business group only. References to matters relating to our H shares or American depositary shares, or ADSs, or matters of corporate governance are to the H shares, ADSs and corporate governance of China Telecom Corporation Limited. In respect of any time prior to our incorporation, references to “us”, “we” and “China Telecom” are to the telecommunications business in which our predecessors were engaged and which were subsequently assumed by us. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries. Unless otherwise indicated, references to and statements regarding China and the PRC in this annual report do not apply to Hong Kong Special Administrative Region, Macau Special Administrative Region or Taiwan.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The following table presents our selected financial data. The selected balance sheet data as of December 31, 2007 and 2008, and the selected income statement and cash flow data for the years ended December 31, 2006, 2007 and 2008, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those financial statements. The selected balance sheet data as of December 31, 2004, 2005 and 2006 and the selected income statement and cash flow data for the years ended December 31, 2004 and 2005 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

The selected financial data reflect the acquisitions in 2004, 2007 and 2008 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions in 2003 and in 2004”, “—Our Acquisitions in 2007”, “—Our Acquisition of Beijing Telecom in 2008” and “Industry Restructuring and Our Acquisition of the CDMA Business in 2008”.

On June 30, 2004, we acquired the entire equity interests in each of Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom

Company Limited and Xinjiang Telecom Company Limited from China Telecom Group. On June 30, 2007, we acquired the entire equity interests in each of China Telecom System Integration Co., Limited, China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) from China Telecom Group. On March 31, 2008, we entered into an acquisition agreement with China Telecom Group, pursuant to which we agreed to acquire the entire equity interests in China Telecom Group Beijing Corporation, or Beijing Telecom, from China Telecom Group. Because we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these acquired companies are accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis.

On October 1, 2008, we acquired from China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), or China Unicom, and China Unicom Corporation Limited, or CUCL, the entire Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business, and related assets and liabilities for a total consideration of RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of RMB3,471 million reduction to the total consideration pursuant to the terms of the acquisition agreement. China Unicom is a company incorporated in Hong Kong whose shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, or NYSE. Our acquisition of the CDMA Business and related assets and liabilities was accounted for using the purchase method.

	As of or for the year ended December 31,
	2004 RMB	2005 RMB	2006 RMB	2007 RMB	2008 RMB	2008 US$
	(in millions, except share numbers and per share and per ADS data)
Income Statement Data:
Operating revenue	162,273	171,216	177,485	180,882	186,801	27,380
Operating expenses(1)	(122,459)	(132,074)	(138,485)	(143,141)	(181,656)	(26,626)
Operating income	39,814	39,142	39,000	37,741	5,145	754
Earnings before income tax	33,270	34,325	34,564	30,996	186	27
Income tax	(5,175)	(6,222)	(6,919)	(6,704)	793	116
Net income attributable to equity holders of the Company	28,042	28,061	27,562	24,195	884	130
Basic earnings per share(2)	0.36	0.35	0.34	0.30	0.01	0.00
Basic earnings per ADS(2)	35.57	34.67	34.06	29.90	1.09	0.16
Cash dividends declared per share	0.07	0.08	0.08	0.08	0.08	0.01

Balance Sheet Data:
Cash and cash equivalents	15,669	19,606	23,113	21,427	27,866	4,084
Accounts receivable, net	14,102	16,725	16,373	16,979	17,289	2,534
Total current assets	36,000	41,847	45,671	44,110	55,499	8,135
Property, plant and equipment, net(3)	321,519	330,300	330,436	329,292	299,159	43,849
Total assets(3)	417,715	425,844	423,857	413,331	440,337	64,542
Short-term debt	66,776	76,905	80,378	67,767	83,448	12,231
Current portion of long-term debt	11,842	8,963	8,242	3,811	565	83
Accounts payable	34,234	34,828	32,968	29,013	34,458	5,051
Total current liabilities	153,694	159,437	159,451	140,245	176,790	25,913
Long-term debt	72,366	55,777	37,257	34,148	39,226	5,750
Deferred revenues	36,771	27,714	20,765	15,486	11,444	1,677
Total liabilities	253,701	236,642	213,060	187,359	225,789	33,095
Equity attributable to equity holders of the Company	162,601	187,758	209,349	224,521	213,036	31,226

	As of or for the year ended December 31,
	2004 RMB	2005 RMB	2006 RMB	2007 RMB	2008 RMB	2008 US$
	(in millions, except share numbers and per share and per ADS data)
Cash Flow Data:
Net cash from operating activities	66,438	69,461	75,042	75,783	76,756	11,250
Net cash used in investing activities(4)	(57,251)	(53,515)	(50,333)	(46,618)	(75,819)	(11,113)
Capital expenditures(4)	(57,328)	(53,704)	(50,399)	(46,847)	(46,652)	(6,838)
Net cash (used in)/generated from financing activities	(12,358)	(11,827)	(20,904)	(30,747)	5,585	819

(1)	Includes an impairment loss in 2008 on property, plant and equipment of RMB24,167 million, which primarily consisted of an impairment loss on our Personal Handyphone System, or PHS, specific equipment of RMB23,954 million. See Note 7 to our audited consolidated financial statements.
(2)	The basic earnings per share have been calculated based on the net income attributable to equity holders of the Company of RMB28,042 million, RMB28,061 million, RMB27,562 million, RMB24,195 million and RMB884 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 respectively and the weighted average number of shares in issue during the relevant year of 78,839,968,917, 80,932,368,321, 80,932,368,321, 80,932,368,321 and 80,932,368,321 shares, respectively. The weighted average number of shares in issue for the year ended December 31, 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(3)	Includes the effect of the revaluation of property, plant and equipment in connection with our historical acquisitions. It also includes the effect of the revaluation of property, plant and equipment as of December 31, 2004 and as of December 31, 2007, which were carried out in accordance with the Company’s accounting policies under IFRS. See Note 7 to our audited consolidated financial statements.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 26, 2009, a final dividend of RMB6,067 million (RMB0.074963 equivalent to HK$0.085 per share) (inclusive of applicable tax) in respect of the year ended December 31, 2008 was declared, which is expected to be paid on or around June 30, 2009.

Pursuant to the shareholders’ approval at the annual general meeting held on May 30, 2008, a final dividend of approximately RMB6,125 million (RMB0.075747 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2007 was declared, of which RMB5,699 million and RMB426 million were paid on June 16, 2008 and February 25, 2009, respectively.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8225 = US$1.00 and HK$7.7499 = US$1.00, the respective Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8360 = US$1.00 and HK$7.7500 = US$1.00, respectively, on June19, 2009. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2008	6.8842	6.8225	December 2008	7.7522	7.7497
January 2009	6.8403	6.8225	January 2009	7.7618	7.7504
February 2009	6.8470	6.8241	February 2009	7.7551	7.7511
March 2009	6.8438	6.8240	March 2009	7.7593	7.7497
April 2009	6.8361	6.8180	April 2009	7.7508	7.7495
May 2009	6.8326	6.8176	May 2009	7.7526	7.7500
June 2009 (through June 19, 2009)	6.8371	6.8264	June 2009 (through June 19, 2009)	7.7516	7.7499

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2004, 2005, 2006, 2007 and 2008 calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$ 1.00	HK$ per US$1.00
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.

The telecommunications industry in the PRC is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the PRC government started to implement a number of measures to restructure the telecommunications industry and encourage competition in the industry in the mid-1990s.

In connection with the PRC’s accession to the World Trade Organization, or the WTO, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement the PRC’s commitments to the WTO, the PRC government agreed to gradually liberalize various groups and regions of the telecommunications market in the PRC to foreign operators. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Licensing”. Both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in the PRC and the regions where those joint ventures are permitted to offer telecommunications services were increased gradually by December 11, 2007.

In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MIIT, the National Development and Reform Commission and the Ministry of Finance announced a policy initiative to further reform the telecommunications industry in the PRC that encourages the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company—B. Business Overview—Competition”. Following the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile Limited, or China Mobile, continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services.

In this increasingly competitive environment, our customers may choose to use other providers’ services. Increased competition from other existing telecommunications services providers, including China Mobile and China Unicom, as well as competition from new competitors could materially and adversely affect our business and prospect by, among other factors, forcing us to lower our tariffs to the extent permitted under relevant laws and regulations, reducing or reversing the growth of our customer base and reducing usage of our services. Any of these developments could materially adversely affect our revenues and profitability. We cannot assure you that the increasingly competitive environment and any change in the competitive landscape of the telecommunications industry in the PRC would not have a material adverse effect on our business, financial condition or results of operations.

The CDMA Business we acquired in 2008 may not meet our expectations with respect to its performance.

In May 2008, the MIIT, the National Development and Reform Commission and the Ministry of Finance jointly announced the policy initiative to further reform the telecommunications industry in the PRC that encourages the formation of three telecommunications services providers by way of a series of restructuring transactions, including the acquisition by our Company of the CDMA Business from China Unicom. On July 27, 2008, we entered into an acquisition agreement, or the CDMA Acquisition Agreement, with China Unicom and CUCL in respect of our acquisition of the CDMA Business, or the CDMA Acquisition. We acquired the CDMA Business from China Unicom and CUCL in October 2008 pursuant to the CDMA Acquisition Agreement.

In December 2008, we launched our “e surfing” mobile service brand and started to promote the concept of “Internet handset” in order to create a high-quality brand image among our customers and potential customers. In the same month, we launched our “189” prefix mobile number and established a new image for our CDMA mobile services. We have also undertaken other measures such as offering service plans that include both wireline and mobile functions. Despite these efforts, the CDMA Business and related assets we acquired from China Unicom and CUCL may not meet our expectations with respect to their performance due to the following:

•	potential synergy between our CDMA Business and our wireline business may not be fully and timely realized to the extent of our expectation;

•	the evolution of CDMA technology may not meet the requirements of the operation of our CDMA mobile services;

•	future regulation of the mobile services may not be as favorable to us as we expect; and

•	future market competition may be beyond our expectation.

The CDMA Acquisition may also expose us to additional or more severe uncertainties and risks, including uncertainties and risks associated with:

•	the integration of our CDMA Business with our wireline business;

•	the management and development of our CDMA mobile services in which we had no experience prior to our acquisition of the CDMA Business;

•	potential loss of, or harm to, relationships with employees or customers; and

•	unforeseen or hidden liabilities.

Any of the above could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We face competition with respect to the 3G mobile services.

In January 2009, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 3G businesses nationwide. The licenses permit China Mobile Group, China Telecom Group and Unicom Group to provide 3G services based on TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. We have been authorized by China Telecom Group to operate 3G business nationwide based on CDMA2000 technology. China Mobile, China Unicom and our Company have all launched 3G services. We expect that 3G services will be the focus of the mobile services for all of the three telecommunications operators in the PRC.

However, we cannot assure you that:

•	our 3G services will receive market acceptance;

•	our 3G services will deliver the quality and levels of services currently anticipated;

•	we will be able to provide all planned 3G services or we will be able to provide such services on schedule, or developing and providing such services will not be more costly than expected;

•	there will be sufficient demand for 3G services for us to deliver these services profitably;

•	our competitors’ 3G services will not be more popular among potential subscribers; or

•	our 3G services will generate an acceptable or commercially viable rate of return.

The failure of any of the above possible developments to occur could hinder our growth or the recovery of our investment or cost in our 3G services, which could have a material adverse effect on our financial condition and results of operations as well as our revenue and profitability.

The CDMA handset promotional plans are expected to increase our costs and expenses and may adversely affect our profitability.

In order to accelerate the development of our CDMA mobile services and subscriber growth, we have offered CDMA handset promotional plans. Under those arrangements, CDMA handsets have been provided to subscribers for their use during the specified contract periods as long as such subscribers agreed to pay a deposit, prepay certain amount of service fees or commit a minimum amount of service fees during the contract period. The costs of the handsets provided to subscribers under these contractual arrangements are recognized as operating expenses when incurred. Although the use of these CDMA promotional plans could accelerate the growth of our CDMA mobile services revenue and subscriber base, it increases our expenses and may adversely affect our profitability and our financial condition and results of operations.

In addition, upon expiration of the contract period of these CDMA handset promotional plans, some subscribers may not renew their contracts and may subscribe to our competitors’ cellular services, which may lead to an increase of the churn rate of our CDMA mobile services. Such effects may adversely affect our profitability and our financial condition and results of operations.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of June 19, 2009. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

In addition to being our controlling shareholder, China Telecom Group, by itself and through its other subsidiaries, also provides us with services and facilities necessary for our business activities, including, but not limited to:

•	use of international gateway facilities;

•	provision of services in areas outside our service regions necessary to enable us to provide end-to-end services to our customers;

•	use of nationwide inter-provincial optic fibers; and

•	lease of properties and assets, including lease of the capacity on the CDMA network.

The interests of China Telecom Group and its other subsidiaries as providers of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services and facilities. Therefore, we have limited leverage in negotiating with China Telecom Group and its other subsidiaries over the terms for the provision of these services and facilities. Termination or adverse changes of the terms for the provisions of these services and facilities could materially and adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a description of the services and facilities provided by China Telecom Group and its other subsidiaries.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business and results of operations.

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. We have entered into interconnection arrangements with other telecommunications operators. The effective provision of our wireline voice, mobile voice and other services requires interaction between our networks and those of China Telecom Group, Unicom Group, China Mobile Group and other telecommunications operators. Any interruption in our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and, in turn, our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that can seriously jeopardize our operations and adversely affect our profitability and growth.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and future prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to continue to transform our Company from a traditional basic network operator into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may be significant. Furthermore, in order for us to effectively respond to technological changes and more intensive competition, we may be required to make substantial investments in the future and such investments’ requirements could have a material adverse effect on our business, financial condition and results of operations.

Financing may not be available to us on acceptable terms or at all. In addition, any future issuance of equity securities, including securities convertible or exchangeable into or that represent the right to receive equity securities, may require approval from the relevant government authorities. Our ability to obtain additional financing will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate or plan to operate.

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

Risks Relating to the Telecommunications Industry in the PRC

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.

Our business is subject to extensive government regulation. The MIIT, which is the primary telecommunications industry regulator under the PRC’s State Council, regulates, among other things:

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

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. Major capital investments, including telecommunications network development projects, are subject to the approval of relevant PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Capital Investment”. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure.

Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the PRC government.

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Tariff Setting”. We derive a substantial portion of our revenues from services that are subject to tariffs regulated by the PRC government. In the past, our revenues have been adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the PRC government. We cannot predict the likelihood, timing or magnitude of tariff adjustments by the government or the extent or potential impact on our business of future tariff adjustments. If the government substantially lowers the tariffs for our services, our business and profitability may be adversely affected. We cannot assure you that our business or results of operations will not be adversely affected by any government-mandated adjustments on tariff level in the future.

Future changes to the regulations and policies governing the telecommunications industry in the PRC may have a material adverse effect on our business and operations.

The regulations and policies governing the telecommunications industry in the PRC have experienced continuous changes in the past several years. Possible future changes to regulations and policies of the PRC government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the PRC government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People’s Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in the PRC. We cannot be certain how this law will affect our business and operations and whether it will contain more stringent regulatory requirements than the current telecommunications regulations.

The interpretation and enforcement of the PRC’s WTO commitments regarding telecommunications services may also affect telecommunications regulations and the telecommunications industry in the PRC. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, tariff setting, interconnection and settlement arrangements, competition, changes in technical and service standards, universal service obligations and spectrum and numbering resources allocations, may have a material adverse effect on our business and operations.

The PRC government may require us, along with other providers in the PRC, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the PRC government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount, the approval process and the distribution of the compensation. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but no formal timetable for the establishment of the systems to implement universal services has been released. Once relevant regulations with respect to universal service obligations are promulgated, we expect to perform our duties thereunder accordingly. We may not be able to realize adequate return on investments for expanding networks to, and providing telecommunications services in, those economically less developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. As a result, our financial condition and results of operations could be adversely affected.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in the PRC and substantially all of our revenue is derived from our operations in the PRC. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business.

Substantially all of our business, assets and operations are located in the PRC. The PRC’s economy differs from the economies of most developed countries in many respects, including without limitation:

•	government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

While the PRC’s economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The PRC’s economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. It also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict the purpose and effect of future economic policies of the PRC government or the impact of such economic policies on our business and operations.

The current global financial crisis and an economic slowdown may reduce the demand for our services and have a material adverse effect on our business, financial condition and results of operations.

The global financial crisis that unfolded in 2008 and has continued during 2009 has been having a significant negative impact on businesses around the world. The PRC has entered into a period of slower economic growth and certain other major economies around the world have entered into a period of economic contraction. In particular, the current global financial crisis, weak consumer confidence and diminished consumer and business spending may lead to a significant slowdown in the market demand for telecommunications services. Economic contraction or significantly slower economic growth may also lead to limited access to or unavailability of financing for business developments of telecommunication services providers.

We cannot assure you when global economic recovery may occur, or, even when global economic recovery does occur, that demand for telecommunications services will increase. Any further slowdown in the economic growth of the PRC could lead to further reduced business activities and reduced demand for our services, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Under the PRC’s existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the PRC government restricts access to foreign currencies for current account transactions.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk”. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We were incorporated under PRC laws and are governed by our Articles of Association. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

The ability of our shareholders to enforce their rights in respect of violations of corporate governance procedures may be limited. In this regard, our Articles of Association provide that most disputes between holders of H shares and our Company, directors, supervisors, officers or holders of domestic shares, arising out of our Articles of Association or the PRC Company Law and related regulations concerning the affairs of our Company, are to be resolved through arbitration by arbitration tribunal in Hong Kong or the PRC, rather than by a court of law. Awards that are made by PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in the PRC. However, to our knowledge, no action has been brought in the PRC by any holder of H shares to enforce an arbitral award, and we are uncertain as to the outcome of any action, if brought in the PRC to enforce an arbitral award made in favor of holders of H shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association”.

To our knowledge, there has not been any published report of judicial enforcement in the PRC by holders of H shares of their rights under the Articles of Association of a PRC company or the PRC Company Law.

Unlike in the United States, the applicable PRC laws did not specifically allow shareholders to sue the directors, supervisors, senior management or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself until January 1, 2006, when the amendments to the PRC Company Law passed in October 27, 2005 became effective. Although the amended PRC Company Law provides that shareholders, under certain circumstances, may sue the directors, supervisors and senior management on behalf of the company, no detailed implementation rules or judicial interpretations have been issued in this regard. In addition, our minority shareholders may not be able to enjoy protections to the same extent afforded to shareholders of companies incorporated under the state laws of the United States.

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

We are a company incorporated under PRC laws, and substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our directors and officers reside within the PRC, and substantially all of the assets of our directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, our PRC counsel has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States.

As a result, recognition and enforcement in the PRC of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Holders of H shares may be subject to PRC taxation.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the New Tax Law, which took effect on January 1, 2008. On December 6, 2007, the State Council of the PRC enacted the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, which became effective on January 1, 2008. Prior to the New Tax Law and the Implementing Regulations, dividends paid by us to holders of our H shares who are enterprises outside the PRC were exempted from PRC income tax and gains realized by enterprises upon the sale or other disposition of our H shares were exempted form PRC capital gains tax. Under the New Tax Law and the Implementing Regulations, a foreign enterprise which is a “non-resident enterprise” is subject to a 10% tax for its income derived from sources in the PRC after January 1, 2008, unless reduced under an applicable double-taxation treaty. In addition, dividends paid by us to a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, are not subject to any PRC income tax. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. Although the implementation of the New Tax Law in these respects remain uncertain, we are required to withhold taxes when paying any dividends to our H shareholders who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

Furthermore, under current PRC tax laws, regulations and rulings, dividends paid by us to holders of our H shares who are individuals outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals upon the sale or other disposition of our H shares are temporarily exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares who are individuals may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or income tax, which may be imposed upon individuals at the rate of 20%, and holders of our H shares may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

Natural disasters and health hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In early 2008, parts of the PRC, in particular its southern, central and eastern regions, experienced what was reportedly the most severe snow storm in the country in half a century, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. In addition, in May 2008, a major earthquake registering 8.0 on the Richter scale struck Sichuan province and certain other parts of the PRC, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. Our network equipment and other assets in the affected areas sustained extensive damage in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. We incurred a total loss of approximately RMB3,428 million in connections with the impairment, write-off and repair and maintenance of certain assets that were damaged due to the severe weather conditions and the major earthquake. Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, over the past six years, and more recently in 2009, the outbreak of influenza A (H1N1) strain. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in the PRC may have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company.

A.	History and Development of the Company

Our Restructuring and Initial Public Offering in 2002

We were incorporated under PRC laws on September 10, 2002 as a joint stock company with limited liability under the name “China Telecom Corporation Limited”. As part of our initial restructuring, China Telecom Group’s telecommunications operations in

Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us. In consideration of the net assets related to the telecommunications operations transferred to us, which had a carrying amount of RMB97,485 million as of December 31, 2001, we issued 68,317,270,803 of our shares to China Telecom Group. Immediately prior to our initial public offering, China Telecom Group transferred to Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company 8.37%, 1.43% and 3.19%, respectively, of our outstanding shares.

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the MIIT (and prior to March 2008, the MII), we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the MIIT (and prior to April 2008, the MII) in connection with our business for our benefit. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

In 2002, we successfully completed our initial public offering of H shares and raised approximately RMB10,659 million in aggregate net proceeds for us. Upon completion of our initial public offering, our shares became listed on the Hong Kong Stock Exchange and ADSs representing our H shares are listed and traded on the NYSE.

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

The purchase price of the First Acquisition amounted to RMB46 billion. Of the purchase price, we paid an initial consideration of RMB11 billion in cash upon the completion of the acquisition and the remaining consideration had been fully paid by October 2008.

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

The purchase price of the Second Acquisition amounted to RMB27.8 billion. Of the purchase price, we paid an initial consideration of RMB8.34 billion in cash upon the completion of the acquisition. The remaining purchase price had been fully paid by us by March 2009.

Our Global Offering in 2004

In May 2004, we issued 4,466,693,018 H shares and 8,514,888 ADSs, each representing 100 H shares, at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. We raised net proceeds of RMB12,702 million from this issuance of new H shares and ADSs.

On June 30, 2004, we used RMB12,650 million of the net proceeds from this issuance to make a cash payment for the Second Acquisition. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom Group and our other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors.

Our Acquisitions in 2007

We entered into an Equity Purchase Agreement with China Telecom Group on June 15, 2007, pursuant to which China Telecom Group agreed to transfer, and cause its wholly owned subsidiary China Huaxin Post and Telecommunications Development Center to transfer to us, 100% equity interest in each of China Telecom (Hong Kong) International Limited, China Telecom System Integration Co., Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”), (collectively, the “Third Acquisition”), for a total consideration of RMB1.408 billion in cash. The Third Acquisition was completed on June 30, 2007 and the consideration was fully paid in cash in July 2007 from our internal resources.

Our Corporate Organization Restructuring in 2008

For the purpose of improving our existing organization structure by managing our businesses through branches instead of subsidiaries, on January 10, 2008, we entered into merger agreements with certain of our wholly owned subsidiaries, including Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited, or, collectively, the Merged Subsidiaries. These merger agreements were approved by our shareholders in an extraordinary general meeting on February 25, 2008. As a result, our Company has merged with the Merged Subsidiaries by way of absorption, and, the Merged Subsidiaries have been dissolved and all of their assets, businesses, liabilities, rights and obligations have been assumed by us. Our provincial branches have taken over the responsibilities of managing and operating the business in these provinces.

Our Acquisition of Beijing Telecom in 2008

On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group, pursuant to which we agree to acquire, and China Telecom Group agrees to sell, the entire equity interest in China Telecom Group Beijing Telecom (the “Fourth Acquisition”). The total consideration of the Fourth Acquisition was RMB5.557 billion in cash, which was fully paid by us in July 2008.

Beijing Telecom was a limited liability company incorporated under the laws of the PRC on July 16, 2002 and wholly owned by China Telecom Group. The principal business of Beijing Telecom was provision of telecommunications and information services, local fixed network services, domestic and international long distance services, broadband services, managed data services, leased line services and integrated information services in the Beijing municipality.

The Acquisition Agreement was approved by our shareholders in the extraordinary general meeting held on May 30, 2008. As we and Beijing Telecom were under the common control of China Telecom Group, the Fourth Acquisition has been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. On November 14, 2008, we entered into a merger agreement with Beijing Telecom, which requires us to assume all of the assets, businesses, liabilities, rights and obligations of Beijing Telecom upon its dissolution.

Industry Restructuring and Our Acquisition of the CDMA Business in 2008

Industry Restructuring in 2008

On May 24, 2008, the MIIT, the National Development and Reform Commission and the Ministry of Finance issued a joint announcement relating to the further reform of the telecommunications industry in the PRC. According to the joint announcement, the principal objectives of the reform include, among others: (i) supporting the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom Group of the CDMA network (including both assets and subscriber base) then owned by China Unicom; (b) the acquisition by China Telecom Group of the basic telecommunications services business operated by China Satellite Communications Corporation, or China Satellite; (c) the merger between China Unicom and China Netcom; and (d) the acquisition of China Railcom by China Mobile. The joint announcement required that detailed implementation plans relating to these restructuring transactions be formulated by the relevant parties involved, subject to, in each case, agreement on terms among the relevant parties and approvals by applicable PRC government authorities, and carried out, as applicable, in accordance with customary practices in the domestic and international capital markets.

Our Acquisition of the CDMA Business

On June 2, 2008, we, China Unicom and CUCL entered into a framework agreement, or the CDMA Business Framework Agreement, which sets forth certain key terms in respect of our acquisition from CUCL of the CDMA Business then owned and operated by CUCL and related assets and liabilities. On July 27, 2008, we, China Unicom and CUCL entered into an acquisition agreement, or the CDMA Acquisition Agreement, which sets forth the terms and conditions in respect of our acquisition of the CDMA Business and related assets and liabilities (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd., or Unicom Huasheng). The CDMA Acquisition Agreement superseded the CDMA Business Framework Agreement. The total consideration for our acquisition of the CDMA Business was RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of RMB3,471 million reduction to the total consideration pursuant to the terms of the CDMA Acquisition Agreement. We paid RMB30,660 million on October 1, 2008 and RMB4,239 million on April 30, 2009, respectively. The remaining balance will be paid by us at or by a future date to be mutually agreed upon by China Unicom and us.

We agreed with CUCL that 29.3% of the employees who had employment agreements with CUCL and Unicom Huasheng as of December 31, 2007 would be transferred from CUCL and Unicom Huasheng to us. Employees transferred to us from CUCL included (i) employees whose responsibilities are directly related to the CDMA Business, and (ii) employees whose responsibilities include supporting the development and general management of the CDMA Business. Employees of third parties who are seconded to CUCL and whose responsibilities are directly related to the CDMA Business would also be transferred to us. We and CUCL also entered into detailed arrangements with respect to the transfer of employees from CUCL to us. As of December 31, 2008, around 30,000 employees were transferred from CUCL and Unicom Huasheng to us.

Our acquisition of the CDMA Business allows us to quickly offer the CDMA mobile service on a large scale with a nationwide coverage in the growing mobile telecommunications market in the PRC. It enables us to rapidly expand our mobile services by utilizing resources, sales networks and operational experience of our wireline services. It is also expected to enhance our competitiveness because we are able to offer a comprehensive range of services, including wireline, wireless and other telecommunications services, following our acquisition of the CDMA Business.

Related Transactions

Acquisition of the CDMA Network by China Telecom Group. On July 27, 2008, China Telecom Group, Unicom Group, and Unicom New Horizon Mobile Telecommunications Company Limited, or Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, entered into a CDMA network disposal agreement, pursuant to which Unicom Group and Unicom New Horizon sold the CDMA cellular telecommunications network constructed by Unicom New Horizon, or the CDMA Network, to China Telecom Group for a consideration of RMB66.2 billion, or the CDMA Network Acquisition. On October 1, 2008, China Telecom Group acquired the CDMA Network.

Lease of capacity on the CDMA Network by our Company from China Telecom Group. On July 27, 2008, we entered into a CDMA network capacity lease agreement with China Telecom Group to lease the capacity on the CDMA Network from China Telecom Group. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—CDMA Network Capacity Lease Agreement” for details of this agreement.

Transfer of Certain Basic Telecommunications Business from China Satellite to China Telecom Group

Following the approval by the SASAC and the MIIT, the basic telecommunications business of China Satellite was transferred to China Telecom Group, our controlling shareholder, without consideration in February 2009. The business transferred from China Satellite to China Telecom Group included IP telephone, satellite international private line services, very small aperture terminal, or VSAT, services, digital trunking communications services and other services related to basic telecommunications services in 21 service regions. These service regions consist of Beijing Municipality, Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province.

Under a non-competition agreement between us and China Telecom Group, our controlling shareholder, China Telecom Group has undertaken to us, for so long as our shares are listed on the Hong Kong Stock Exchange or another exchange, and China Telecom Group holds over 30% of our issued share capital or is regarded as our controlling shareholder under the Listing Rules of the Hong Kong Stock Exchange, China Telecom Group will not at any time, directly or indirectly, provide basic telecommunications services or specified value-added telecommunications services in our service regions that may compete with us. China Telecom Group provides certain basic telecommunications services in our service regions following the completion of the transfer of certain basic telecommunication business from China Satellite in February 2009, which results in direct competition with us in respect of such services in our service regions.

We were informed by China Telecom Group that it competed with us in respect of these services in our services regions. We believe that we have not faced effective competition from China Telecom Group in respect of these services in our service regions because of the fact that only a small number of customers subscribe for these services offered by China Telecom Group, that revenue from these services is very small in absolute amount and that certain services such as digital trunking communications services are still in the trial period. In March 2009, the Board of Directors of our Company including all independent non-executive directors resolved, after careful consideration, not to acquire the aforesaid basic telecommunications business from China Satellite, and waived the non-competition obligation of China Telecom Group under the non-competition agreement between our Company and China Telecom Group with respect to the basic telecommunications services transferred from China Satellite, while reserving the right to discuss with China Telecom Group at an appropriate time in future any business opportunity in this connection.

In connection with our restructuring and acquisitions set forth above, we entered into various arrangements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. These arrangements include agreements for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, IT services, comprehensive services CDMA network capacity lease and other services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a more detailed description of these arrangements.

Organizational Structure

Set out below is our corporate structure and significant subsidiaries as of June 19, 2009:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Investment Group Co., Ltd
2.64%
Zhejiang Financial Development Company
1.20%
Fujian State-owned Assets Investment Holdings Co., Ltd.
China Telecom Corporation Limited
China Telecom Group Yellow Pages Information Company Ltd. (PRC)
100%
China Telecom (Hong Kong) International Limited (Hong Kong)
100%
99%
China Telecom System Integration Co., Limited (PRC)
100%
China Telecom (Americas) Corporation (Delaware, USA)
100%
China Telecom Best Tone Information Service Co., Limited (PRC)
100%
Navict (Beijing) Information Consulting Co., Ltd. (PRC)
100%
China Telecom (Macau) Company Limited (1) (Macau)
1%
Tianyi Telecom Terminals Company Limited (2) (PRC)
99.5%

(1)	Formerly known as China Unicom (Macau) Company Limited.
(2)	Formerly known as Unicom Huasheng Telecommunications Technology Co. Ltd.

In addition, our Company has a branch in each of 22 provinces, five autonomous regions and four centrally administered municipalities in the PRC. See “—Our Corporate Organization Restructuring in 2008” and “—Our Acquisition of Beijing Telecom in 2008” included elsewhere under this Item.

Debenture Issuance in 2008 and Proposed Issuance of Debentures in 2009

On April 22, 2008, we issued three-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 5.30%. The notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. All the proceeds from such note issuance were used to enhance our working capital and repay bank loans of higher interest rate.

On October 23, 2008, we issued five-year medium-term note in an aggregate amount of RMB10 billion with annual interest rate of 4.15%. The notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. All the proceeds from such note issuance were used to enhance our working capital and satisfy our operating expenditure needs.

On August 5, 2008, we issued short-term commercial paper in an aggregate principal amount of RMB10 billion due in one year with an annual interest rate of 4.72%. The short-term commercial paper was issued through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. All the proceeds from this issue of short-term commercial paper were used to enhance our working capital and repay certain bank loans.

At the annual general meeting held on May 26, 2009, our shareholders approved the proposal for our Company to issue debentures. Pursuant to the resolutions passed at the annual general meeting, we may issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium-term note, company bonds, corporate debts, convertible bonds, asset securitization products and asset-backed notes, from the date of the annual general meeting until the date on which the annual general meeting of the Company for the year ended 2009 is held, with a maximum outstanding balance of RMB90 billion.

Our Company does not have any definitive plan to issue any debentures at this time.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100140 and our telephone number is (+86-10) 6642-8166. Our website address is www.chinatelecom-h.com. The information on our web site is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B. Business Overview

We are an integrated information service provider in the PRC with full-service capabilities. We offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other related services.

Since 2005, we have started to implement our business strategy of transformation from a traditional basic telecommunications service provider to a modern integrated information services provider. In particular, we have strengthened our efforts in developing our non-voice services including transformation services, which currently include Internet access services, value-added services and integrated information application services. Our non-voice services have become an important driver for our revenue growth. In addition, we will continue to implement our customer-focused innovative informatization strategy to strengthen our efforts in customer and brand management in order to provide differentiated and innovative services to various groups of customers.

In the fourth quarter of 2008, we successfully acquired the CDMA Business from China Unicom and CUCL and began to offer mobile services, including mobile voice services, mobile value-added services and other mobile services. In January 2009, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 3G business nationwide based on CDMA2000 technology. We have been authorized by China Telecom Group to operate CDMA2000 3G mobile business in the PRC. We launched our CDMA2000 3G mobile services in March 2009, and have launched our CDMA2000 3G mobile services in 22 provinces, five autonomous regions and four municipalities of the PRC.

The successful implementation of our business transformation strategy, our ability to offer mobile services and our continued efforts in offering customers value-added and integrated service plans have laid a foundation for the further development of our business.

Our total operating revenue increased by 3.3% from RMB180,882 million in 2007 to RMB186,801 million in 2008. Revenue from our wireline voice services accounted for 51.6% of our total operating revenue in 2008. Revenue from our mobile voice services accounted for 2.1% of our total operating revenue in 2008. Revenue from our Internet access services, value-added services and integrated information application services accounted for 21.8%, 8.7% and 5.8% of our total operating revenue in 2008, respectively. Revenue from our managed data and leased line services and other services accounted for 5.5% and 3.4% of our total operating revenue in 2008, respectively.

Our Full Services Integrated Operation Strategy

Following our acquisition of the CDMA Business in October 2008, we started to implement an operational strategy that focuses on developing our mobile services by targeting middle-to-high-end customers and offering our services on an integrated basis. In particular, we targeted middle-to-high-end customers of our “BizNavigator” and “One Home” service plans when offering our mobile services. Our “e surfing” mobile service brand was launched promptly after our acquisition of the CDMA Business to create a high-quality brand image among these customers and potential customers. In addition, we offered our wireline, mobile and other services on an integrated basis, through which we expect to differentiate ourselves from other telecommunication service providers. We offered integrated services in response to the demands of our different groups of customers, such as the demands of our government and enterprise customers in office automation and information management, the demands of our household customers in easy access to Internet and information search and the demands of individual customers in socializing and entertaining.

Subscribers and Service Usage

Our operating revenue depends largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated and the structure of our tariffs is set forth elsewhere under this Item.

	As of or for the year ended December 31,
	2006	2007	2008
Wireline Voice Services:
Local wireline access lines in service (in millions)	223.3	220.6	208.3
Residential	122.4	121.8	118.4
Enterprise	22.7	25.0	27.8
Public telephones	15.5	15.8	15.3
Wireless local access	62.7	58.0	46.8

Wireline local voice usage (in billion pulses)(1)	423.5	407.4	372.5
Domestic long distance wireline usage (in billion minutes) (2)	96.8	99.9	98.7
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.7	1.7	1.6
Volume of inbound local call minutes (in billions)	124.9	136.0	119.2
Mobile Voice Services:
Mobile subscribers (in millions)	—	—	27.9

	As of or for the year ended December 31,
	2006	2007	2008
Mobile voice usage (in billion minutes)	—	—	26.4
Internet Access Services:
Wireline broadband subscribers (in millions)	28.4	35.7	44.3
Wireless broadband subscribers (in millions)	—	—	2.4
Value-added Services
Wireline caller ID service subscribers (in millions)	145.8	146.9	146.7
Wireline SMS usage volume (messages in billions)	23.3	23.3	18.5
Wireline Color Ring Tone subscribers (in millions)	36.7	63.2	79.2
Mobile Color Ring Tone subscribers (in millions)	—	—	8.6
Leased Digital Circuits:
Total bandwidth (x2Mbps) (bandwidth leased in thousands)	284.7	398.9	569.8

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

Our local wireline telephone services are an important revenue source for our wireline voice services. The total number of wireline telephone subscribers decreased to 208.3 million as of December 31, 2008 from 220.6 million as of December 31, 2007. Among those subscribers we lost in 2008, 11.2 millions were PHS subscribers. We expect that we will lose a significant number of our PHS subscribers in the next few years. The total wireline local voice usage decreased by approximately 8.6% from 407.4 billion pulses in 2007 to 372.5 billion pulses in 2008.

Our long distance wireline services consist of domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. Total domestic long distance wireline usage was 98,723 million minutes in 2008, representing a decrease of approximately 1.2% from 99,902 million minutes in 2007. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2008 was 1,572 million minutes, representing a decrease of approximately 5.5% from 1,664 million minutes in 2007.

The decrease in the number of wireline telephone subscribers was primarily attributable to the further reduction in domestic mobile tariffs and the increasing popularization of mobile voice and other alternative communications means. The decrease in voice wireline usage was primarily due to continued decline in tariffs for mobile services, a decrease in service usage by customers in certain regions affected by natural disasters in the PRC in 2008 as well as a decrease in service usage by certain customer groups as a result of the financial crisis in 2008.

With respect to local wireline telephone services, we have adopted initiatives to differentiate our subscribers and services plans, promoted multi-service plans to enhance customer loyalty, and developed value-added services such as Color Ring Tone and Best Tone to add more value to the wireline telephone services. In 2008, we continued our integration development strategy and promoted integrated services plans to government and enterprise customers as well as household customers. In light of the decrease in number of our PHS subscribers, we have taken actions to facilitate migration of our existing PHS subscribers to our mobile and other services.

In order to mitigate the impact of the decrease of our wireline long-distance voice services usage and stabilize our revenue in the increasingly competitive market environment for our long distance services market, we have adopted flexible operating strategies such as differentiating our customers and offering service plans that meet the needs of different subscribers in the market. For example, we launched a series of services plans in 2008, including “one price for local and domestic long-distance calls” plans and family number services plans, to target different customers based on their consuming characteristics. In 2008, we also focused on effective advertising for purposes of changing customers’ perception of high prices for our wireline long-distance services.

Mobile Voice Services

We began to offer our CDMA mobile voice services in the fourth quarter of 2008. Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. The number of subscribers of our mobile voice services was 27.9 million as of December 31, 2008, and the mobile voice usage was 26.4 billion minutes in 2008. Revenue from our mobile voice services was RMB3,972 million in 2008, representing 2.1% of our operating revenue in 2008.

Following our acquisition of the CDMA Business in the fourth quarter of 2008, we conducted a comprehensive analysis of our internal and external business environment and the industry development trends, and started to implement our mobile voice services development strategy, which focuses our marketing our mobile services to middle-to-high-end customers and emphasizes differentiation of our services and a sustained development of economy of scales.

In December 2008, we launched our “e surfing” mobile service brand and started to promote the concept of “Internet handset” in order to create a high-quality brand image among our customers or potential customers. We also added a mobile service element to our “BizNavigator” service plans and “One Home” services plans in order to quickly penetrate the middle-to-high-end customer market. We expect to continue to integrate our mobile voice services to our existing products in order to take advantage of our full services capabilities.

Internet Access Services

Our Internet access services consist of wireline Internet access services, including dial-up and broadband services, and wireless Internet access services. Internet access services have become increasingly important in our revenue structure. Revenue from our Internet access services generated 21.8% of our total operating revenue in 2008, compared to 17.6% in 2007.

In 2008, we continued to strengthen our Internet services offerings. For example, we offered broadband speed upgrade services to middle-to-high-end customers in order to enhance customer loyalty. We also cooperated extensively with computer resellers in order to expand our broadband subscriber base. As part of our broadband operational strategy, we continued to focus on integration of broadband access and applications, and to provide our customers high-quality and rich content and applications. Following the offering of our CDMA mobile services in the fourth quarter of 2008, we launched new broadband products such as wireless broadband services (CDMA+Wi-Fi) and promoted integrated operations of our mobile services and Internet access services.

As a result of our continuous efforts in developing our Internet access services, the number of our wireline broadband subscribers increased by 23.9% from 35.7 million as of December 31, 2007 to 44.3 million as of December 31, 2008. The number of our wireless broadband subscribers was 2.4 million as of December 31, 2008.

Value-added Services

Our value-added services comprise primarily wireline, Internet and mobile value-added services. Revenue from our value-added services generated 8.7% of our total operating revenue in 2008, compared to 7.3% in 2007.

Our wireline or traditional value-added services consist of Color Ring Tone services, super cordless telephone services, caller ID services, short messaging services, or SMS, and telephone payment services. Color Ring Tone refers to a service where subscribers can customize the answer ring tone heard by the caller from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone. Super cordless telephone refers to a service that provides a fixed-line telephone and a wireless access telephone, such as PHS, sharing the same telephone number. Telephone payment services primarily consist of telephone POS terminal services that enable our customers to swipe their bank cards on a telephone point of sale (POS) terminal for self-services, such as making payments, transferring funds and checking balances.

Our Internet value-added services primarily consist of “ChinaVNet” services, Internet data center, or IDC, services, IP-virtual private dial-up network services, IPTV services, Internet through TV services, collaborative communication services and music gateway services. “ChinaVNet” services refer to products and applications, such as music, video, software and recharge of online game cards, provided through broadband access and operated on a nationwide basis.

Following our acquisition of the CDMA Business in the fourth quarter of 2008, we launched a number of mobile value-added products such as mobile Color Ring Tong services and Mobile Global Mega-Eye services. In addition to these value-added services, we plan to provide colorful SMS, mobile handset downloading services, mobile newspaper, mobile multi-media mailbox services and other mobile value-added services.

As an integrated telecommunications services provider, we will consolidate our Color Ring Tong services and develop and improve our location services, iTV application, security monitoring and other value-added services by taking advantages of our full-service capabilities.

The number of subscribers to our wireline caller ID services was 146.7 million as of December 31, 2008, a slight decrease from 146.9 million as of December 31, 2007. The usage volume of our wireline SMS decreased by 4.8 billion or 20.6% from 23.3 billion in 2007 to 18.5 billion in 2008 primarily due to a decrease in the number of our PHS subscribers. The number of subscribers to wireline Color Ring Tone services increased by 16.0 million or 25.3% from 63.2 million as of December 31, 2007 to 79.2 million as of December 31, 2008. The number of subscribers to our mobile Color Ring Tone service was 8.6 million as of December 31, 2008.

Integrated Information Application Services

Our integrated information services consist of “Best Tone” services and IT services and IT application services. Revenue from our integrated information application services generated 5.8% of our total operating revenue in 2008, compared to 3.6% in 2007.

“Best Tone” service provides our customers with phone number storage, enquiry and call transfer services, as well as various information needed in daily life.

IT services and IT application services include information technology-based integrated solutions such as system integration, outsourcing, special advisory, information application, knowledge services and software development. System integration services include designing, installation and testing services in relation to software and hardware system integration projects. Outsourcing services include leasing, operation and maintenance and failure recovery services in relation to network and IT software and hardware systems. Special advisory services include backup for disaster recovery, Internet management and security services. Information application services include office automation system application, electronic filing and electronic administration and “Hotel Perfection Alliance” services. Knowledge services refer to the consulting, training and project management services in relation to designing and optimizing networks, call centers and video applications, and designing, monitoring and evaluation of IT systems.

In 2008, we continued to focus on the development of our integrated information application services. We accelerated the development of our “Best Tone” services by focusing on promotion of business travel services and information search functions of our “Best Tone” services and enhancing customer recognition of our brand name. In addition, we concentrated on the promotion of certain IT services and IT application services such as video applications and network management in order to meet individualized demands of government and enterprise customers for communication and information services. Furthermore, we built cross-regional specialized teams to support the development of our IT services and IT application services. We expect to continue to strengthen our efforts in promoting the development of our integrated information application services and offer our customers integrated information application services that provide both traditional wireline service and mobile service functions.

Managed Data and Leased Line Services

Our managed data services include Digital Data Network, or DDN, frame relay, or FR, and Asynchronous Transfer Mode, or ATM, services. We offer managed data services as part of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose FR and ATM services to form virtual private networks, or VPNs, and link their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to build global communications networks for multinational corporations. Revenue from our managed data and leased line services generated 5.5% of our total operating revenue in 2008, compared to 5.1% in 2007.

In 2008, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales, repairs and maintenance of customer-end equipment. Revenue from other services accounted for 3.4% of our total operating revenue in 2008.

Our Customers and Brand Management

Our customers include government and corporate customers as well as household customers. We offer certain of our services as a plan under the brand name “BizNavigator” and “One Home”, respectively. We promote “BizNavigator” as our brand targeting government and corporate customers and “One Home” as our brand targeting household customers. We have introduced three editions of “BizNavigator”, namely, Communication Edition, Information Edition and Industry Edition, each offering a different combination of our products and services to meet the different demands of our customers.

In 2008, we continued to enhance our marketing initiatives by further improving our products and services under the brand name “BizNavigator” and “One Home”.

For government and enterprise customers, we continued to improve the Communication Edition and the Industry Edition of “BizNavigator” by integrating wireline voice services, data services and broadband access services to meet the demands of small-and-medium-sized enterprises for more communication and information services. We also devoted substantial efforts in developing and improving integrated information services such as “Best Tone” services, IT services and IT application services in response to the needs of our government and corporate customers in respect of integrated office administration and information management. In addition, we continued to improve and promote IT application services such as “e-Campus”, “e-Hospital” and “Hotel Perfection Alliance” to target specific customer groups. Subscribers of our “BizNavigator” services increased from 1.9 million as of December 31, 2007 to 2.5 million as of December 31, 2008.

For household customers, we continued to improve our “One Home” services, especially the “e6” and “e8” service plans, by including more services in the plans. We also provided integrated household information solutions to middle-to-high-end customers that include multiple functions such as communications, wealth management and entertainment. We promoted these integrated information solutions by free trials and discounts. Subscribers of our “One Home” services increased from 10.6 million as of December 31, 2007 to 23.9 million as of December 31, 2008.

In the fourth quarter of 2008, we began to offer CDMA mobile services. In December 2008, we launched our mobile brand “e surfing” and our “189” prefix mobile numbers. In order to quickly penetrate the middle-to-high-end customer market, we added a mobile service element to our “BizNavigator” services and “One Home” services by taking advantage of our full-service capabilities.

Tariffs

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities. The MIIT has gradually liberalized the tariff level by allowing telecommunications service providers to set tariffs below certain tariff ceilings and permitting them to group their products and services, which could essentially lower the actual price for certain products and services included in the plan. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item. Set forth below is the structure of the tariffs we charge our customers for the services we provide. We offer service plans to our customers, which could essentially lower the actual price for certain services included in these service plans.

Wireline Voice Services

Local Wireline Telephone Services. For our local wireline telephone services, we charge a fixed monthly fee and usage fees based on call usage in terms of pulses. The tariffs are regulated by the PRC government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item. In addition, we also charge installation fees for installing telephone for our subscribers. We charge the installation fee based on the actual cost of the installation.

The following table sets forth the tariffs we charge for local telephone services:

Tariff (in RMB)
Monthly fee:(1)
Residential customers	10.0 – 25.0
Enterprise customers	15.0 – 35.0
Usage fee:
Intra-district	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute
Inter-district	0.20 – 0.50 per minute(2)
Communications fee:
Internet dial-up	0.02 per minute

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital city, other cities, a county or rural areas.
(2)	The data in the table are the tariff ceilings for inter-district local telephone services set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services, or PSTN, provided the tariffs are below the tariff ceilings set by the regulatory authorities.

Domestic Long Distance Wireline Services. Currently, all domestic long distance wireline services using PSTN are charged at the unified rate of RMB0.07 per six seconds, with a discount rate of up to 40% applicable to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

The following table sets forth the tariffs for our domestic long distance telephone services which are based on state tariff rates:

Tariff (in RMB)
Public switched telephone networks services(1)	All at the unified rate of RMB0.07 per six seconds(2)
VoIP services(3)	Not regulated(4)

(1)	The data in the table are the tariff ceilings for domestic long distance wireline services using public switched wireline telephone networks set by the regulatory authorities. We are permitted to determine tariffs for PSTN services provided the tariffs are below the tariff ceilings set by the regulatory authorities.
(2)	A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 am to 7:00 am every day.

(3)	A separate usage fees for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.
(4)	Although we are permitted to set the tariffs for VoIP services, the tariffs are subject to certain filing and approval requirements of the regulatory authorities.

International, Hong Kong, Macau and Taiwan Long Distance Wireline Services. The following table sets forth our international, Hong Kong, Macau and Taiwan long distance wireline tariffs:

Tariff (in RMB)
Public switched telephone networks services(1):
To Hong Kong, Macau and Taiwan	RMB0.20 per six seconds
To all international destinations	RMB0.80 per six seconds(2)

VoIP services:(3)
To Hong Kong, Macau and Taiwan	Not regulated
To all international destinations	Not regulated

(1)	The data in the table are the tariff ceilings for international, Hong Kong, Macau and Taiwan long distance wireline services using PSTN set by the regulatory authorities. We are permitted to determine tariffs for public switched wireilne telephone networks services provided the tariffs are below the tariff ceilings set by the regulatory authorities.
(2)	A discount rate of up to 40% applies to calls made during off-peak hours.
(3)	A separate usage fee for local services is charged when a VoIP long distance call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

We offer international, Hong Kong, Macau and Taiwan long distance wireline services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and we follow those settlement arrangements and rates.

Wireline Interconnection. Under relevant regulations, we are exempt from any interconnection payment for outbound local traffic to mobile operators. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this Item for tariff details.

Mobile Voice Services

The tariffs for our CDMA mobile voice services are generally regulated by the State. Generally we charge subscribers of our CDMA mobile voice services the following categories of tariffs: basic monthly fees, local usage charges, roaming charges and long-distance call charges.

The following table sets for the tariffs we charge for our post-paid and pre-paid mobile services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee(1)	50	0
Local usage charge (per minute)(1)	0.36 or 0.4	0.54 or 0.6
Domestic roaming charge (per minute)(2)	0.6 for caller 0.4 for receiver	0.6 for caller 0.4 for receiver
Domestic long-distance call charge (2)	RMB0.70 per six seconds	RMB0.70 per six seconds
International long-distance call charge:(2)
To Hong Kong, Macau and Taiwan	RMB0.20 per six seconds	RMB0.20 per six seconds
To all international destinations	RMB0.80 per six seconds	RMB0.80 per six seconds

(1)	The basic monthly fee and local usage charge (per minute) are set by the regulatory authorities.
(2)	The tariff rates of roaming charge and long-distance call charge are the tariff ceilings set by the regulatory authorities.

With respect to international roaming of our mobile voice services, we settle roaming revenue with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators.

To accelerate the growth in our CDMA subscriber base, we offer CDMA handset promotion plans, providing discounts towards our customers’ CDMA handset purchase prices on the basis of their committed minimum amount of service fees. Our promotion plans are offered in a wide price range, which could essentially lower the actual tariffs we charge compared to the tariffs set forth in the above table, to target users in different market groups.

Internet Access Services

Internet access services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. We determine tariffs for our Internet access services according to market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Value-added Services

Value-added services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. We determine tariffs for our value-added services according to market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Integrated Information Application Services

Integrated information application services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities. We determine tariffs for our integrated information application services according to market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Managed Data and Leased Line Services

Managed Data Services. We determine most of the tariffs for our managed data services within a price range set by the PRC government. We generally charge a fee for installation and testing for our managed data services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our managed data services in recent years.

The following table sets forth the monthly fees for DDN services at the bandwidth of 64Kbps and 2Mbps:

Tariff (in RMB)
64Kbps
Intra-district	1,500
Inter-district	2,000
Intra-provincial	3,500
Inter-provincial	3,500
2Mbps
Intra-district	6,000
Inter-district	8,000
Intra-provincial	12,000
Inter-provincial	12,000

The following tables set forth the monthly fees for FR and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

	Monthly Fee for Port Access
Bandwidth	2Mbps	10Mbps	100Mbps	155Mbps
	(RMB)
Monthly fees	1,000	5,000	9,000	10,000

PVC monthly fees (RMB):(1)

	PVC Monthly Fees
Bandwidth	Intra-District	Inter-District	Domestic Long Distance
	(RMB)
256Kbps	800	1,150	2,200
2Mbps	1,500	2,200	4,000
10Mbps	5,000	11,500	15,500
155Mbps	14,500	39,000	130,000

(1)	One-way tariff for PVC circuits of ATM services.

Leased Line Services. The leased line tariff rates are set by the PRC government based on bandwidth and whether the leased line is local or long distance. Leased line providers are permitted to charge monthly fees for leased lines on a discount basis and leased line tariffs have generally decreased in recent years. We provide different discounts to our customers on a case by case basis. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits as set by the PRC government:

Tariff (in RMB)
2Mbps
Intra-district	2,000
Inter-district	4,000
Intra-provincial(1)	6,000
Inter-provincial(1)	6,000
155Mbps
Intra-district	44,000
Inter-district	88,000
Intra-provincial(1)	132,000
Inter-provincial(1)	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Interconnection and Roaming Arrangements

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks. These arrangements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and domestic and international long distance charges.

China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. Our interconnection arrangements with China Telecom Group and other telecommunications operators enable our subscribers to communicate with the subscribers of those operators and to make and receive local, domestic and international long distance calls. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in the PRC are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MIIT. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this Item.

Roaming

We provide roaming services to our subscribers, which allow them to access our mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements.

Currently, subscribers of our CDMA mobile services using CDMA dual-mode UIM cards can roam on mobile networks through China Telecom Group’s international roaming agreements with GSM operators in 211 countries and regions and CDMA operators in 17 countries and regions, and subscribers of our CDMA mobile services using CDMA UIM cards can roam on CDMA mobile networks through China Telecom Group’s international roaming agreements with CDMA operators in 17 countries and regions. A CDMA mobile service subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenue with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

Marketing, Distribution and Customer Services

Marketing Initiatives

We market all of our telecommunications services under the “China Telecom” brand name, which is one of the best known brand names in the PRC. We have devoted substantial efforts in advertisements to promote recognition of and loyalty to our products and services. In order to respond to migration of our subscribers to mobile services and motivate our customers to continue to use our services, we have also grouped certain of our local and long distance services, differentiated price for one or more products and combined certain products into one integrated service plan to targeted customers to address their telecommunications needs.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular our value-added services.

Sales, Distribution and Customer Services

In 2008, we continued to implement our dedicated service system, standardize and expand our business outlets, strengthen and promote our customer service hotlines, and improve our online customer services. By gradually integrating the dedicated service channel, electronic-based service channel, business outlet service channel and the agency service channel, we aim to provide our customers with more effective and efficient services. As part of the implementation of our strategy to provide integrated services, we enhanced information sharing with respect to information relating to sales and distribution channels within the Company. We also streamlined our service process, strengthened employee training and implemented measures to improve our customer services such as providing customers consolidated bills containing billing information with respect to different services.

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

Electronic-based service channel. We provide customer services through our customer service hotlines with the access number of “10000”, online service centers and mobile service centers. Our customer service hotlines handle service inquiries, service applications, customers’ complaints and promote our products and services. Our online and mobile service centers provide all the customers with service inquiry, service application and other services. We maintain and enhance our communications with our customers through the electronic-based service channel. In 2008, we improved our customer services provided through electronic-based service channel to handle mobile-related services. In order to promote sales of our integrated services, we continue to make sales calls to target households and individual customers through our customer service hotlines with the access number of “10000”. In 2008, we also improved our online service centers to handle requests from customers of our mobile and Internet services. Furthermore, we improved functions of our mobile service centers in order to serve our customers on a timely basis.

Business outlet channel. Through our own business outlets as well as agents and business outlets set up with third parties, we provide our customers with better service experience, promote our corporate image and new products. In order to meet the needs of the development of our mobile services, we have increased the number of our business outlets and expanded their service coverage. In particular, we have strengthened our efforts in improving facilities of our business outlets in the northern region of the PRC.

Agency service channel. We have established guidelines to supervise and cooperate with our agencies and distributors and develop our business, expand our customer base and provide better customer services. Because certain agencies and distributors such as mobile handset chain stores, supermarkets and large-scale telecommunications equipment distribution stores are close mobile service customers and have advantages in selling terminal equipment including mobile handsets, we have worked with them closely to promote sales of our mobile, Internet access and value-added services.

Information Technology System

Prior to 2008, our information technology, or IT, system was primarily designed and operated to support our wireline voice services. Since our acquisition of the CDMA Business in October 2008, we have improved our IT system to support the offering of our wireline voice services, mobile voice services and other services on an integrated basis.

In the fourth quarter of 2008, we completed the incorporation of the CDMA network IT system of China Unicom into our IT system, which provided technologic support to the successful launch of our “189” prefix mobile number in a timely manner and the offering of our wireline and mobile services on an integrated basis. We also enhanced our IT system to support our operational strategy of customer differentiation.

In addition, we improved our IT system in 2008 to support various aspects of our operation of mobile services such as prompt calculation of charges, roaming and interconnection settlement, administration of our agencies and distributors and administration of terminal equipments and UIM cards. Our IT system has the capability to support offering of our wireline, mobile and other services on an integrated basis and to support different steps of our service offerings from account opening, fee calculation to customer services.

Network System

We have been able to realize significant economies of scale as a result of the extensive coverage and scale of our network. Our network employs a variety of advanced technologies and suitable architecture and can be efficiently migrated to the next generation of network technology. Our network system is managed and operated by our experienced network management and maintenance teams and offers flexible functionality and reliable operation. It supports a comprehensive range of end-to-end telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our networks and services are supported by our strong research and development capabilities. We have formulated viable plans in light of future advances in technology to migrate our network system smoothly to the next generation of network technology in order to protect our existing investments.

Network Architecture

Our network system consists of local access networks, transport networks, core networks, service platform and support networks.

•	Local access networks: Local access networks are directly connected to customers.

•	Transport networks: Transport networks provide the transport functions of voice and data signals for all of our services.

•	Core networks: Core networks include our wireline telephone network, basic data networks, Internet network and CDMA mobile network, and support our basic telecommunications services.

•	Service platform: The service platform provides the platform for a variety of applications and services such as SMS, Color Ring Tone, IPTV, video conferencing and information search services.

•

Support networks: Support networks include signaling networks, digital synchronous networks and network management systems and support the reliable and effective operation of our networks at all levels.

Network Capacity and Technology

Local access networks. We own extensive local access networks in our service regions. As of December 31, 2008, our local access networks covered all cities, counties and most rural villages in our service regions. In order to optimize our network and improve utilization, in addition to expanding our broadband local access networks utilizing our existing copper line resources, we are vigorously connecting additional large office buildings, business centers and residential buildings with fiber optic access. We also developed wireless LANs in certain business areas in major cities, including hotels, airports, exhibit centers and office buildings to provide business travelers with broadband access services.

Transport network. Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links.

Wireline telephone networks. We expanded the application of softswitch technology and optimized our telephone network system in 2007. The softswitch technology has been applied nationwide, and we have generally not constructed any new PSTN switchboard since then.

CDMA mobile network. China Telecom Group, our controlling shareholder, acquired the CDMA network from Unicom Group in October 2008. The CDMA network owned by China Telecom Group currently has a nationwide coverage in the PRC. We lease CDMA network capacity from China Telecom Group and have the exclusive right to use and operate the CDMA network to provide our CDMA mobile services. The core network of the CDMA network owned by China Telecom Group has adopted the soft switch technology and currently has an aggregate network exchange capacity of approximately 90 million subscribers. Currently, China Telecom Group owns approximately 120,000 base stations, among which approximately 45,000 or 38% are CDMA2000 EVDO base stations. In addition, China Telecom Group has completed upgrades of service network platforms transferred from Unicom Group and supporting our mobile short messaging services, mobile Color Ring Tong services and other mobile services, and has also undertaken substantial efforts in developing service network platforms to support our new mobile services launched under our “e surfing” mobile service brand. For example, China Telecom Group has completed service network platforms to support our Mobile Global Mega-Eye services, wireless broadband services (CDMA + Wi-Fi) and other mobile services to be launched by us.

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

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 26.2% of our total amount of annual purchases for 2008. Purchases from our largest supplier of telecommunications equipment accounted for approximately 12.1% of our total amount of annual purchases for 2008.

Competition

The telecommunications industry in the PRC is rapidly evolving. Until the mid-1990s, we were the sole provider of wireline telecommunications services in our service regions and, as a result, we had a dominant market position in our service regions. We began to operate in a competitive market as the PRC government started to implement a number of measures to restructure the telecommunications industry and encourage competition in the industry in the mid-1990s.

In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MIIT, the National Development and Reform Commission and the Ministry of Finance announced the policy initiative to further reform the telecommunications industry in the PRC that encourages the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, by way of a series of restructuring transactions. The restructuring transactions proposed in the policy initiative included the acquisition by our Company of the CDMA Network (including both assets and subscriber base) owned by China Unicom, the merger between China Unicom and China Netcom, the acquisition by China Telecom Group of the basic telecommunications services business operated by China Satellite and the acquisition by China Mobile of China Railcom. Subsequently, we negotiated with, and acquired from, China Unicom and CUCL the CDMA Business, and China Unicom completed its merger with China Netcom by way of a scheme of arrangement under Hong Kong laws. Following the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile continues to be the leading provider of mobile telecommunications services in the PRC. China Mobile directly competes with us in mobile telecommunications services and indirectly competes with us in wireline and other telecommunications services.

Since the PRC’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership percentage in basic telecommunications services will be subject to a maximum limit of 49%. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2009, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreements”.

Regulatory and Related Matters

Overview

The PRC’s telecommunications industry is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The MIIT, which is responsible for, among other things:

•	formulating and enforcing industry policies and regulations as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of service of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and numbers;

•	together with other relevant regulatory authorities, including National Development and Reform Commission, formulating tariff standards and tariff charging mechanisms for telecommunications services;

•	formulating interconnection and settlement arrangements between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

•

Provincial communications administrations under the MIIT, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces, autonomous regions and centrally administered municipalities.

•

The National Development and Reform Commission, which, together with the MIIT, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See “—Tariff

Setting” below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the PRC government is in the process of drafting a telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People’s Congress or its Standing Committee, the highest state legislative body in the PRC, it will become the basic telecommunications statute and provide a regulatory framework for the telecommunications industry in the PRC.

Telecommunications Regulations

The PRC’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the then existing rules and policies for the telecommunications industry. The Telecommunication Regulations provide the primary regulatory framework for the PRC’s telecommunications industry in the interim period prior to the adoption of the telecommunications law.

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

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in the PRC must apply for licenses from the MIIT. In accordance with the approval of the MIIT, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business. In January 2009, China Telecom Group received a license from the MIIT to operate 3G services nationwide, which permits China Telecom Group to provide 3G services based on CDMA2000 technology. We have been authorized by China Telecom Group to operate 3G services nationwide based on CDMA2000 technology.

The PRC’s State Council has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications services subject to the approval of the MIIT and the Ministry of Commerce (formerly the Ministry of Foreign Trade and Economic Cooperation). Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises.

After its accession to the WTO in December 2001, the PRC promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in the PRC to foreign operators. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, inasmuch as the issuance of new licenses is governed by a separate set of rules and regulations. In recent years, the PRC gradually fulfilled the market-opening commitments it made to the WTO and lifted many restrictions for foreign investors and service providers in respect of telecommunications services. The remaining restrictions regarding mobile services, value-added telecommunications services and fixed line services are as follows.

•	For mobile voice and data services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49%.

•	For value-added telecommunications services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 50%.

•	For fixed line services:

•	there is no longer any geographic restriction and the ownership shall be no more than 49%.

The MII has promulgated the Measures on Administration of Telecommunication Business Licenses, which became effective on January 1, 2002. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in the PRC.

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the MIIT, the National Development and Reform Commission, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers are permitted to set tariffs for certain services provided the tariff levels are below the tariff ceilings set by the MIIT and the National Development and Reform Commission.

The PRC government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing fixed or guidance tariff rates, which should be attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Telecommunications Industry in the PRC—Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the PRC government”.

Under the Telecommunications Regulations, cost is the primary basis for tariff setting. In addition, the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services.

The MIIT has gradually liberalized the tariff level by allowing telecommunications provider to set tariffs below certain tariff ceilings and permitting them to group their products and services, which could essentially lower the actual price for certain products and services included in the plan. Effective October 1, 2005, the MIIT and the National Development and Reform Commission set the tariff ceiling for local services, domestic long distance services, and international, Hong Kong, Macau and Taiwan long distance services. With respect to the tariffs for domestic and international long distance services, telecommunications service providers are required to file the tariffs with the MIIT and the National Development and Reform Commission for record purpose, and, at the local level, the relevant provincial communications administrations and price bureaus. With respect to the tariffs for local services, filings of the tariffs with the relevant provincial communications administrations and price bureaus for record purpose are required. With respect to service discounts plans, filings with the MIIT or, if service discounts plans are provided by the provincial subsidiaries of the telecommunications operator, with the relevant provincial communications administrations, are required. Currently, the MIIT allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks to be set by service providers. We expect that the tariff ceilings for the long distance services will decrease and the tariff ceilings for other services will remain stable. Following the telecommunications industry restructuring in 2008 and the formation of three telecommunications service providers each with full-service capabilities and competitive strength, it is expected that the MIIT will gradually liberalize the regulation on tariff setting.

Interconnection

Under the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the MII in May 2001, major telecommunications operators in the PRC cannot refuse requests for interconnection and must enter into interconnection agreements upon request by other service providers. Interconnection agreements must be filed with the MIIT. Interconnection agreements may not be terminated unilaterally without prior approval by the MIIT.

The Telecommunications Regulations further provide that the technical standards and settlement methods for network interconnections be formulated by the MIIT. In accordance with these regulations, China Telecom Group has entered into various interconnection agreements with other telecommunications service providers, including China Mobile and China Unicom.

The MIIT (or the MII prior to March 2008) issued three Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, in October 2005, January 2007 and April 2009, respectively, which provide for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

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

(1) Operator A collects the usage charge from its subscribers

(2) In the case of local calls from operator A not using operator B’s local inter-district trunk circuit, operator A pays 50% of usage charge to operator B

(3) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A pays no more than RMB0.15 (RMB0.06 after June 1, 2009) per minute to operator B

Mobile operator A	Mobile operator B	(1) Mobile operator A collects the cellular usage charge from its subscribers (2) Mobile operator A pays RMB0.06 per minute to mobile operator B

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for PSTN domestic long distance calls:

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
(2) Operator C pays RMB0.06 per minute to operator A, RMB0.06 per minute to operator B, and gets the rest of the long distance tariff

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for PSTN international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Domestic wireline local or mobile operator A	Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator A collects the tariff from the subscribers (2) Operator A retains RMB0.06 per minute, and operator B gets the rest of the international long distance tariff.

	Using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator B collects the tariff from the subscribers (2) Operator B pays operator A RMB0.06 per minute

International long distance operator	Operator B through domestic long distance network of operator C and international gateway of domestic operator A	(1) Operator A pays not more than RMB0.54 per minute to operator C, operator C pays not more than RMB0.06 per minute to operator B, where operator A and operator C, or operator B and operator C can be the same operator

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for IP long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Wireline or mobile network A	Wireline local or mobile operator B through the IP long distance network of operator C

(1) Operator C collects the IP long distance charges from its subscribers

(2) Operator C pays RMB0.06 per minute to operator B on the terminating end

(3) No settlement between operator C and operator A on the originating end

Technical Standards

The MIIT sets industry technical standards for telecommunications terminal and interconnection related equipment used in the public telecommunications networks. A network access license from the MIIT and other relevant regulatory authorities is required for all such equipment. Most of the standards set by the MIIT conform to standards recommended by the International Telecommunications Union and other international telecommunications standards organizations.

Capital Investment

On July 16, 2004, the State Council promulgated the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in the PRC. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, some investment projects, such as domestic backbone transmission network, require the National Development and Reform Commission’s approval.

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

Telecommunications Resources

The MIIT is responsible for the administration and allocation of telecommunications resources in the PRC, including radio frequencies and telecommunications network numbers. The use of these resources by telecommunications service providers is subject to the approval of the MIIT or the relevant provincial communications administrations and a usage fee payable to the PRC government.

In 2008, we paid approximately RMB117 million of usage fees for the telecommunications network numbers and approximately RMB82 million of frequency usage fees, respectively.

Quality of Service

Under the Telecommunications Regulations, the MIIT and the relevant provincial communications administration have the responsibility of supervising and monitoring the quality of services provided by telecommunications service providers in the PRC. Under the Telecommunications Regulations, customers of telecommunications service providers have the right to submit complaints to the MIIT and the relevant provincial communications administration or other relevant government authorities.

On March 13, 2005, the MII promulgated the Telecommunications Services Standards. The Telecommunications Services Standards aim to protect the rights of the customers of telecommunications services and sets forth minimum quality requirements for telecommunications services provided by telecommunications operators.

The MII promulgated the Measures on the Supervision and Administration of Quality of Service of the Public Telecommunications Networks, or the Measures on Quality of Service, effective August 1, 2005. The Measures on Quality of Service provide the supervision and administration of services of public telecommunications networks, including, among others, wireline local telephone networks, domestic long distance telephone networks, international telephone networks, and IP telephone networks. Under the Measures on Quality of Service, telecommunications operators are required to set up a unit which is responsible for solving the problems with respect to the public telecommunications network services.

Under the PRC Consumer Protection Law, Consumers’ Associations can participate in the inspection and examination of goods and services by relevant governmental authorities; and customers can lodge their complaints with Consumers’ Associations, which can investigate the goods or services involved in the complaints, and mediate the complaints.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the PRC government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount, the approval process and the distribution of the compensation. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the PRC government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in the PRC as transitional measures prior to the official implementation of a universal service obligation framework. Accordingly, China Telecom Group has initiated “Village to Village” projects. By the end of 2008, China Telecom Group had invested in the construction of network facilities in certain remote villages of 16 provinces and autonomous regions, including Tibet. We have been requested by China Telecom Group to operate and maintain such network facilities from 2006 onwards, and China Telecom Group will compensate us for all the related expenses. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

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

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our selected financial data, in each case included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group to acquire the entire equity interests in Beijing Telecom from China Telecom Group. Because we and Beijing Telecom were under the common control of China Telecom Group, our acquisition of Beijing Telecom has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of Beijing Telecom have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of Beijing Telecom on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisitions are presented based on those restated amounts.

On October 1, 2008, we acquired from China Unicom and CUCL, the CDMA Business and related assets and liabilities for a total consideration of RMB43,800 million. See “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008”. Our acquisition of the CDMA Business and related assets and liabilities was accounted for using the purchase method.

Overview

We are an integrated information service provider in the PRC. We offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other related services.

We are the leading provider of wireline telecommunications services in our service regions in the PRC. Prior to our acquisition of Beijing Telecom, our service regions for wireline telecommunications services consisted of Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province. On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group to acquire the entire equity interest in its wholly owned subsidiary, Beijing Telecom, for the purpose of expanding our telecommunication business in Beijing Municipality.

Following our acquisition of China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation pursuant to an Equity Purchase Agreement we entered into with China Telecom Group on June 15, 2007, we began to offer leased line and related services in certain countries in the Asia Pacific region and North and South America.

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in 22 provinces, five autonomous regions and four municipalities of the PRC and in Macau, which were previously operated by China Unicom.

Financial Overview

Our total operating revenue increased by approximately 3.3%, from RMB180,882 million in 2007 to RMB186,801 million in 2008. Our total operating expenses increased by approximately 26.9%, from RMB143,141 million in 2007 to RMB181,656 million in 2008. Our operating income significantly decreased by approximately 86.4%, from RMB37,741 million in 2007 to RMB5,145 million in 2008 primarily due to an impairment loss on our Personal Handyphone System, or PHS, specific equipment of RMB23,954 million. We expect that revenue derived from our PHS services will continue to decrease significantly in the future. The net income attributable to equity holders significantly decreased from RMB24,195 million in 2007 to RMB884 million in 2008.

We have made significant changes to the breakdown of our operating revenue due to changes in our internal revenue reporting system in 2008.

Prior to 2008, revenue from wireline telephone services consisted of the following, each of which was disclosed separately in annual reports for each year prior to 2008:

•	revenue from local wireline telephone services;

•	revenue from domestic long distance wireline telephone services;

•	revenue from international, Hong Kong, Macau and Taiwan long distance wireline telephone services;

•	revenue from interconnection; and

•	upfront connection fees.

Prior to 2008, revenue from local wireline telephone services included installation fees, monthly fees and local usage fees, each of which was disclosed separately in annual reports for each year prior to 2008. In addition, revenue from certain other services was aggregated prior to 2008. For example, revenue from Internet access and value-added services was aggregated and disclosed under the caption “Internet access and value added services”, and revenue from leased line and other services was aggregated and disclosed under the caption “leased line and other services”. Furthermore, revenue from managed data services was disclosed separately.

As a result of changes in our internal revenue reporting system in 2008, we have made the following changes to the breakdown of our operating revenues in this annual report.

Revenue from wireline voice services, as disclosed in this annual report, includes the following:

•	revenue from local wireline telephone services;

•	revenue from domestic long distance wireline telephone services;

•	revenue from international, Hong Kong, Macau and Taiwan long distance wireline telephone services; and

•	revenue from interconnection.

Revenue from wireline voice services, as disclosed in this annual report, excludes upfront connection fees, which are disclosed separately under the caption “upfront connection fees”. Revenue from Internet access services and revenue from value-added services are disclosed separately in this annual report under the caption “Internet access services” and the caption “value-added services”. Revenue from managed data services and revenue from leased line services is aggregated and disclosed under the caption “managed data and leased line services”, and revenue from other services is disclosed separately in this annual report under the caption “other services”.

The above changes were made due to the following reasons: (i) we expect revenue from our wireline voice services as a percentage of our total operating revenue will continue to decrease because of the increasing popularity of mobile voice services and the development of our other services such as our mobile voice services, value-added services, Internet access services and integrated information application services; (ii) revenues from local, domestic long distance and international, Hong Kong, Macao and Taiwan long distance wireline telephone services have shown a similar declining trend because of the increasing popularity of mobile services and we expect this trend will continue; (iii) we expect our Internet access services, value-added services and integrated information application services to continue to be a main driver of our revenue growth; and (iv) we also expect that our mobile voice services will become an important revenue source in the future.

The related comparative financial data of the prior years have been aggregated or separated accordingly, as the case may be.

The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Amount	Percentage of Operating Revenue(9)	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Revenue:
Wireline voice services:(1)	121,689	68.6%	111,625	61.7%	96,331	51.6%
Mobile voice services:(2)	—	—	—	—	3,972	2.1%
Internet access services(3)	24,348	13.7%	31,817	17.6%	40,786	21.8%
Value-added services(4)	10,741	6.1%	13,208	7.3%	16,274	8.7%
Integrated information application services(5)	3,633	2.0%	6,573	3.6%	10,853	5.8%
Managed data and leased line services(6)	7,920	4.5%	9,183	5.1%	10,231	5.5%
Other services(7)	4,183	2.4%	5,182	2.9%	6,332	3.4%
Upfront connection fees(8)	4,971	2.8%	3,294	1.8%	2,022	1.1%
Total operating revenue	177,485	100.0%	180,882	100.0%	186,801	100.0%

(1)	Represents the aggregate revenue from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.

(2)	Represents the aggregate revenue from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(3)	Represents revenue from dial-up and broadband Internet access services.
(4)	Represents revenue from wireline value-added services, mobile value-added services and Internet value-added services, including caller ID services, SMS, ring tone services, Internet data center and IP-Virtual Private Network services.
(5)	Represents revenue from integrated information application services, including voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(6)	Represents revenue from managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of our wireline telecommunication networks and equipment.
(7)	Represents primarily revenue from sale, rental and repairs and maintenance of certain customer-end terminal equipment.
(8)	Represents the amortized amount of the upfront fees received for initial activation of wireline services.
(9)	The percentages may not add up to 100% due to rounding discrepancies.

Our total operating revenue increased approximately 3.3% from RMB180,882 million in 2007 to RMB186,801 million in 2008. Revenue from our Internet access services, value-added services, integrated information application services, managed data and leased line services and other services increased while revenue from our wireline voice services decreased. We began to offer our mobile services in the fourth quarter of 2008. Revenue from our mobile voice services was RMB3,972 million in 2008.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue(2)	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	51,690	29.1%	52,607	29.1%	53,880	28.8%
Network operations and support expenses(1)	29,487	16.6%	29,856	16.5%	36,096	19.3%
Selling, general and administrative expenses(1)	22,710	12.8%	24,294	13.4%	27,935	15.0%
Personnel expenses	26,390	14.9%	27,419	15.2%	28,946	15.5%
Other operating expenses	8,208	4.6%	8,965	5.0%	10,632	5.7%
Impairment loss on property, plant and equipment	—	—	—	—	24,167	12.9%
Total operating expenses	138,485	78.0%	143,141	79.1%	181,656	97.2%

(1)	Excluding related personnel expenses.
(2)	The percentages may not add up to 79.1% due to rounding discrepancies.

Our total operating expenses increased by approximately 26.9% from RMB143,141 million in 2007 to RMB181,656 million in 2008 primarily due to a significant amount of impairment loss on our PHS specific equipment, and to a lesser extent, due to increased expenditure in our non-voice services, in particular the services that are important to our transformation from a traditional basic telecommunications service provider to a modern integrated information services provider, or the Transformation Business, which currently include Internet access services, value-added services and integrated information application services, increased expenditure in our mobile voice services in order to maintain and enhance our competitiveness in the future and losses in connection with natural disasters, including the snowstorms and earthquake in 2008. Our depreciation and amortization expenses increased approximately by 2.4% in 2008. Our network operations and support expenses increased by approximately 20.9% in 2008, which was primarily attributable to the increased expenditure in our Transformation Business, losses in connection with natural disasters, the CDMA network capacity lease fee, and the increasing electricity price. Our selling, general and administrative expenses, our personnel expenses and our other operating expenses increased approximately 15.0%, 5.6% and 18.6%, respectively. Our selling, general and administrative expenses increased primarily due to increased expenditure in relation to the development of our Transformation Business and an increase in expenses incurred in connection with the promotion of, and the initial investment in, our “e-surfing” mobile service brand, which are in line with our customer focused strategic development needs. Our personnel expenses increased primarily due to the addition of employees from CUCL and Unicom Huasheng in connection with our acquisition of the CDMA Business and recruitment of professional personnel for our mobile services operations. Our other operating expenses increased by approximately 18.6% in 2008, which was primarily attributable to an increase in expenses incurred in connection with the mobile interconnection settlement for mobile services and an increase in expenses for sales of mobile handsets. In addition, we incurred impairment losses of RMB24,167 million, which primarily consisted of an impairment loss on our PHS specific equipment of RMB23,954 million. As a percentage of total operating revenue, total operating expenses increased to approximately 97.2% in 2008 from 79.1% in 2007 primarily due to the substantial increase in our operating expenses in 2008, which outpaced the increase in our total operating revenue.

The following table sets forth our total operating revenue, operating expenses, operating income and net income attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	177,485	100.0%	180,882	100.0%	186,801	100.0%
Operating expenses	138,485	78.0%	143,141	79.1%	181,656	97.2%
Operating income	39,000	22.0%	37,741	20.9%	5,145	2.8%
Net income attributable to equity holders of the Company	27,562	15.5%	24,195	13.4%	884	0.5%
Net cash from operating activities	75,042	—	75,783	—	76,756	—

Our operating income decreased by approximately 86.4%, from RMB37,741 million in 2007 to RMB5,145 million in 2008. Our net income attributable to equity holders decreased from RMB24,195 million in 2007 to RMB884 million in 2008.

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

Depreciable lives primarily range from
Buildings and improvements	8 –30 years
Telecommunications network plant, transmission and switching equipment	6 –10 years
Furniture, fixture, motor vehicles and other equipment	5 –10 years

We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. As we anticipated that the period for continuing use of the PHS specific equipment will be reduced, the estimated useful lives of these assets are adjusted so that they will not extend beyond three years accordingly. Our depreciation and amortisation expense is expected to be increased by approximately RMB500 million for each of the three years ended December 31, 2011.

Customer relationships. The customer relationships, as part of the CDMA Business we acquired from China Unicom and CUCL in 2008, were recorded at their fair value on the date of acquisition and are amortized on a straight-line basis over the estimated useful life of five years.

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, intangible assets, construction in progress and other investments are reviewed periodically in order to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each year balance sheet date.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risk specific to the asset. The goodwill arising from a business combination, for the purposes of impairment testing, is allocated to cash generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognized as an expense in the consolidated statements of income. Impairment loss recognized in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in any unit (group of units) on a pro rata basis.

For the year ended December 31, 2006 and 2007, no provision for impairment loss on property, plant and equipment was recognized. For the year ended December 31, 2008, an impairment loss on property, plant, and equipment of RMB24,167 million was recognized, which included an impairment loss on PHS specific equipment of RMB23,954 million. The primary factor resulting in the impairment loss was due to lower revenue expected to be generated from this equipment following our acquisition of the CDMA Business in 2008.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our incorporation and the acquisitions made in 2003 and 2004. In addition, in accordance with our accounting policy, our property, plant and equipment were also revalued in 2004 and 2007. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses.

Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date as of December 31, 2008. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront fees for activation of wireline services and wireline installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no changes to the estimated customer relationship period in any of the three years ended December 31, 2008.

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

Amounts due from the provision of telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2008:

	Year Ended December 31,
	2006	2007	2008
	(RMB in millions)
At beginning of year	1,520	1,522	1,443
Acquisition of CDMA Business	—	—	491
Impairment losses for bad and doubtful debts	1,240	1,361	1,797
Accounts receivable written off	(1,238)	(1,440)	(1,613)

At end of year	1,522	1,443	2,118

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2008 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2008 and which we have not adopted:

Effective for accounting period beginning on or after
IAS 1(September 2007), “Presentation of financial statements”	January 1, 2009
IAS 23 (March 2007), “Borrowing costs”	January 1, 2009
IAS 32 (February 2008), “Financial instruments: Presentation” and IAS 1, “Presentation 1 January 2009 of financial statements — Puttable financial instruments and obligations arising on liquidation”	January 1, 2009
IFRS 1 (May 2008), “First-time adoption of International Financial Reporting Standards”	January 1, 2009
IFRS 2 (January 2008), “Share-based payment — Vesting conditions and cancellations”	January 1, 2009
IFRIC 13, “Customer loyalty programmes”	July 1, 2008
IFRIC 15, “Agreements for the construction of real estate”	January 1, 2009
IFRIC 16, “Hedges of a net investment in a foreign operation”	October 1, 2008
IFRIC 17, “Distributions of non-cash assets to owners”	July 1, 2009
IFRIC 18, “Transfer of assets from customers”	July 1, 2009
IFRS 3 (January 2008), “Business combinations”	July 1, 2009
IAS 27 (January 2008), “Consolidated and separate financial statements”	July 1, 2009
IAS 39 (July 2008), “Financial instruments: Recognition and measurement — Eligible hedged items”	July 1, 2009

We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that IFRS 1, IAS 32 and IAS 39, and IFRIC 15 and IFRIC 16 are not applicable to any of our operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

In addition, we have elected early adoption of IFRS 8 “Operating Segments” for the year ended December 31, 2008. The early adoption of IFRS 8 has no impact on the presentation and disclosure of our consolidated financial statements.

A.	Operating Results

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenue

Our operating revenue grew by RMB5,919 million, or approximately 3.3%, from RMB180,882 million in 2007 to RMB186,801 million in 2008. This increase primarily reflected the revenue growth from non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenue from wireline voice services. Revenue from wireline voice services included revenue from local telephone services, domestic long distance services, International, Hong Kong, Macau and Taiwan long distance services and interconnection services and excluded upfront connection fees.

Wireline Voice Services. Revenue from our wireline voice services decreased by approximately 13.7%, from RMB111,625 million in 2007 to RMB96,331 million in 2008. The decrease in revenue from our wireline voice services was primarily due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP, which continued to divert revenue from wireline voice services. Revenue from our wireline voice services accounted for 51.6% of our operating revenues in 2008, compared to approximately 61.7% in 2007.

Mobile Voice Services. In the fourth quarter of 2008, we started to provide mobile voice services after acquiring the CDMA Business from China Unicom and CUCL. Revenue from our mobile voice services was RMB3,972 million in 2008, accounting for approximately 2.1% of our operating revenues.

Internet Access Services. Revenue from our Internet access services increased by approximately 28.2% from RMB31,817 million in 2007 to RMB40,786 million in 2008, representing 21.8% of our operating revenue. The increase in revenue from our Internet access services was primarily due to the continued expansion of our broadband subscriber base. The number of our broadband subscribers increased to 44.3 million as of December 31, 2008, representing an increase of approximately 8.5 million or 23.9% from 35.7 million as of December 31, 2007. In the meanwhile, the average revenue per user per month of broadband subscribers in 2008 was RMB83.8, representing an increase of RMB2.4 from RMB81.4 in 2007.

Value-Added Services. Revenue from our value-added services increased by approximately 23.2% from RMB13,208 million in 2007 to RMB16,274 million in 2008, representing 8.7% of our operating revenue. The increase in revenue from value-added services was primarily due to revenue from our mobile value-added services after our acquisition of the CDMA Business, and the rapid development of our Internet value-added services and our wireline value-added services. The revenue attributable to mobile value-added services generated after the acquisition of the CDMA Business was RMB1,469 million.

Integrated Information Application Services. Revenue from our integrated information application services increased by approximately 65.1% from RMB6,573 million in 2007 to RMB10,853 million in 2008, representing 5.8% of our operating revenue. The increase in revenue from our integrated information application services was primarily due to the rapid development of our IT service and IT application services, “Best-tone” services, “V-Net” services and video application services.

Managed Data and Leased Line Services. Revenue from our managed data and leased line services increased by approximately 11.4%, from RMB9,183 million in 2007 to RMB10,231 million in 2008. The increase was primarily due to increasing revenue growth in leased circuits services and the IP-VPN services, driven by the increasing demand from non-operator customers for network resources.

Other Services. Revenue from other services increased by approximately 22.2%, from RMB5,182 million in 2007 to RMB6,332 million in 2008. The increase in revenue from other services was primarily due to revenue from sales of equipment for system integration and terminal equipment such as handsets. The revenue attributable to other mobile services generated after the acquisition of the CDMA Business, which primarily consist of sales of CDMA handsets, was RMB713 million.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Due to a regulation change effective on July 1, 2001 that cancels all surcharges in relation to telecommunication services, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 38.6%, from RMB3,294 million in 2007 to RMB2,022 million in 2008.

Operating Expenses

Total operating expenses increased by approximately 26.9%, from RMB143,141 million in 2007 to RMB181,656 million in 2008. The increase in operating expenses was primarily due to a significant amount of impairment loss for our PHS specific equipment, and to a lesser extent, due to increased expenditure in our Internet access services, value-added services and integrated information application services, increased expenditure in our mobile voice services in order to maintain and enhance our competitiveness in the future and losses of RMB3,428 million we incurred in connection with natural disasters in 2008.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 2.4%, from RMB52,607 million in 2007 to RMB53,880 million in 2008, mainly due to the increase in the depreciation base of our property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue decreased to 28.8%.

Network Operations and Support Expenses. Our network operations and support expenses increased by approximately 20.9%, from RMB29,856 million in 2007 to RMB36,096 million in 2008, which was primarily attributable to our increased expenditure in our Internet access services, value-added services and integrated information application services, losses in connection with natural disasters, including the snowstorms and earthquake in 2008, the CDMA network capacity lease fee and the increasing electricity price.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 15.0% to RMB27,935 million in 2008 from RMB24,294 million in 2007. The increase was primarily due to increased expenditure in relation to our Internet access services, value-added services and integrated information application services, and the promotion and initial investment in the “e surfing” mobile service brand to implement our customer focused innovation strategy.

Personnel Expenses. Personnel expenses increased by approximately 5.6%, from RMB27,419 million in 2007 to RMB28,946 million in 2008. This increase was primarily attributable to the inclusion of new employees from CUCL and Unicom Huasheng as well as the recruitment of professional personnel for our mobile communications, IP, IT and information operations, to meet the needs of our full services integrated operations.

Impairment Loss of Property, Plant and Equipment. Our impairment loss of property, plant and equipment was RMB24,167 million in 2008, which primarily consisted of an impairment loss for our PHS specific equipment of RMB23,954 million. The primary factor resulting in the impairment loss was due to lower revenue expected to be generated from this equipment following our acquisition of the CDMA Business in 2008.

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB10,632 million in 2008, increased by approximately 18.6% from RMB8,965 million in 2007, which was primarily attributable to the newly-incurred expense of mobile interconnection settlement for mobile services operation and increased expenses for sales of terminal equipment, such as CDMA handsets.

Net Finance Costs

In 2008, our net finance costs increased by 18.4% from RMB4,288 million in 2007 to RMB5,076 million in 2008. Our net interest expense increased by 11.8%, or RMB564 million, from RMB4,772 million in 2007 to RMB5,336 million in 2008 due to the interest rate increases at the end of 2007 and in the first half of 2008.

Among the components of net finance costs, the exchange loss was RMB170 million in 2008, while the exchange gain was RMB104 million in 2007, which was mainly due to the depreciation of RMB against the Japanese Yen in 2008. According to the exchange rates published by the People’s Bank of China on December 31, 2008, the exchange rate of Renminbi to Japanese Yen increased by 18.1% from December 28, 2007.

Income Tax

In 2008, our income tax benefit was RMB793 million. Our expected income tax expense at our statutory tax rate of 25% in 2008 would be RMB47 million. The difference between the actual income tax we paid and the income tax expense we would have to pay at a tax rate of 25% was primarily due to the exclusion of the upfront connection fees from taxable revenue and the preferential income tax rate of 15% or 18% applied to some of our branches and subsidiaries located in special economic zones and in the western part in the PRC. Another reason for our effective tax rate being lower than the statutory tax rate was that the additional deductions of research and development expenses for some of our branches in certain provinces and the tax credits received on their purchases of domestic equipment before the implementation of the New Tax Law. See Note 24 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25%.

According to the New Tax Law and the Implementing Regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit”, as defined in the New Tax Law, will be revised to 25%. In addition, entities that are taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. Based on the New Tax Law, the income tax rate applicable to our Company and certain of our PRC subsidiaries which were previously taxed at 33% is reduced to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011. Further, the tax authorities will no longer assess and approve any tax credit for domestic equipment purchases from 2008 onwards.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company was RMB884 million in 2008, with net margin of approximately 0.5%, compared to net income attributable to equity holders of the Company of RMB24,195 million with net margin of approximately 13.4% in 2007.

Inflation

In 2008, the PRC continued to experience significant inflation, and thus inflation had a significant effect on our business during the year. According to the PRC National Bureau of Statistics, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk”.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Revenue

Our operating revenue grew by RMB3,397 million, or approximately 1.9%, from RMB177,485 million in 2006 to RMB180,882 million in 2007. This increase primarily reflected the revenue growth from Internet access services, value-added services, integrated information application services and managed date and leased line services and other services, which was partially offset by a decrease in revenue from wireline voice services. Revenue from wireline voice services included revenue from local wireline telephone services, domestic long distance wireline services, International, Hong Kong, Macau and Taiwan long distance wireline services and interconnection services and excluded upfront connection fees, which are disclosed separately in this annual report.

Wireline Voice Services. Revenue from our wireline voice services decreased by approximately 8.3%, from RMB121,689 million in 2006 to RMB111,625 million in 2007. The decrease was primarily due to the continuous decline in wireline voice services as the result of the increasing popularity of mobile services, which continued to exacerbate the diversion from wireline services. Revenue from our wireline voice services accounted for 61.7% of our operating revenues in 2007, compared to approximately 68.6% in 2006.

Internet Access Services. Revenue from our Internet access services increased by 30.7% from RMB24,348 million in 2006 to RMB31,817 million in 2007, representing 17.6% of our operating revenue. The increase in our Internet access service was primarily due to the continued expansion of our broadband subscriber base. The number of our broadband subscribers increased from 28.4 million as of December 31, 2006 to 35.7 million as of December 31, 2007.

Value-Added Services. Revenue from our value-added services increased by 23.0% from RMB10,741 million in 2006 to RMB13,208 million in 2007, representing 7.3% of our operating revenue. The increase in revenue derived from value-added service was primarily due to the rapid development of our caller ID service, Color Ring Tone and Internet value-added services.

Integrated Information Application Services. Revenue from our integrated information application services increased by approximately 80.9% from RMB3,633 million in 2006 to RMB6,573 million in 2007, representing 3.6% of our operating revenue. The increase in revenue from our integrated information application services was primarily due to the rapid development of our IT service and IT application services, “Best-tone” services, “V-Net” services and video application services.

Managed Data and Leased Line Services. Revenue from managed data and leased line services increased by approximately 15.9%, from RMB7,920 million in 2006 to RMB9,183 million in 2007. The increase was primarily due to an increase in our leased line services as a result of an increase in demand of customers for network resources, which was partially offset by a decrease in managed data as a result of a decrease in demand of subscribers for managed data services.

Other Services. Revenue from leased line and other services increased by approximately 23.9%, from RMB4,183 million in 2006 to RMB5,182 million in 2007 primarily due to an increase in revenue from sales of equipment for system integration.

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

Operating Expenses

Total operating expenses increased by approximately 3.4%, from RMB138,485 million in 2006 to RMB143,141 million in 2007.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 1.8%, from RMB51,690 million in 2006 to RMB52,607 million in 2007, mainly due to the increase in the depreciation base of our property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue was 29.1%.

Network Operations and Support Expenses. Our network operations and support expenses increased by approximately 1.3%, from RMB29,487 million in 2006 to RMB29,856 million in 2007, which was primarily attributable to the increase in electricity prices and increase in costs in our Internet access services, value-added services and integrated information application services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 7.0% to RMB24,294 million in 2007 from RMB22,710 million in 2006. The increase was primarily due to additional sales and marketing expenses in relation to brand management, retaining subscriber base, and development of our Transformation Business.

Personnel Expenses. Personnel expenses increased by approximately 3.9%, from RMB26,390 million in 2006 to RMB27,419 million in 2007. This increase was primarily attributable to the maintenance of our effective incentive scheme and our recruitment of more professional personnel for intellectual property, information technology and information services operations which are in line with our strategic transformation needs.

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses increased by approximately 9.2%, from RMB8,208 million in 2006 to RMB8,965 million in 2007. This increase was primarily due to an increase in long distance voice interconnections driven by Calling-Party-Pays scheme of mobile services and increased costs of terminal equipment sold.

Revaluation of property, plant and equipment

We conduct revaluation of our property, plant and equipment at least once every three years. The property, plant and equipment of our Company as of December 31, 2007 were revalued for each asset class on a depreciated replacement cost basis. The property, plant and equipment as of December 31, 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment in a total amount of RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment in a total amount of RMB2,755 million was recognized as an expense for the year ended December 31, 2007. The surplus was mainly attributable to an increase in the prices of properties. The deficit was mainly due to a decrease in the prices of equipment resulting from the technological advancement.

Net Finance Costs

In 2007, our net finance costs decreased by 4.1% from RMB4,472 million in 2006 to RMB4,288 million in 2007. Our net interest expense decreased by 6.3%, or RMB320 million, from RMB5,092 million in 2006 to RMB4,772 million in 2007 due to our repayment of maturing interest-bearing debts.

Among the components of net finance costs, we recorded a net exchange gain of RMB104 million in 2007, as compared to a net exchange gain of RMB101 million in 2006 due to appreciation in Renminbi in 2007. According to the exchange rates published by the People’s Bank of China on December 28, 2007, the exchange rates of Renminbi to US dollars and Japanese Yen increased by 6.5% and 2.4%, respectively, from December 29, 2006.

Income Tax

Our statutory income tax rate is 33%. In 2007, our income tax expense was RMB6,704 million, representing an effective tax rate of 21.6%, as compared to 20.0% in 2006. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue, and the preferential income tax rate of 15% applied to some of our branches and subsidiaries located in special economic zones in the PRC. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our subsidiaries received tax credits in the aggregate of RMB1,319 million on their purchases of domestic equipment in 2007. See Note 24 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 33%.

According to the New Tax Law and the Implementing Regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit”, as defined in the New Tax Law, will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. Based on the New Tax Law, the income tax rate applicable to our Company and certain of our subsidiaries which were previously taxed at 33% is reduced to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate 15% from 2004 to 2010, remains at 15% for the years ending December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011. Further, the tax authorities will no longer assess and approve any tax credit for domestic equipment purchases from 2008 onwards. For deferred tax assets and liabilities which were previously credited or charged to profit and loss upon initial recognition, the overall effect of change in tax rate amounting to RMB117 million was charged to the consolidated income statement. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of change in the tax rate amounting to RMB1,577 million was recognized in the consolidated statement of changes in equity. The enactment of the New Tax Law does not have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company reached RMB24,195 million in 2007, with net margin of approximately 13.4%, compared to net income attributable to equity holders of the Company of RMB27,562 million with net margin of approximately 15.5% in 2006.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(RMB in millions)
Net cash generated from operating activities	75,042	75,783	76,756
Net cash used in investing activities	(50,333)	(46,618)	(75,819)
Net cash (used) in/generated from financing activities	(20,904)	(30,747)	5,585

Increase/(decrease) in cash and cash equivalents	3,805	(1,582)	6,522

Cash and cash equivalents increased by approximately 30.1%, from RMB21,427 million as of December 31, 2007, of which 93.0% was denominated in RMB, to RMB27,866 million as of December 31, 2008, of which 94.2% was denominated in RMB. Our net cash inflow was RMB6,522 million in 2008, as compared with a net cash outflow of RMB1,582 million in 2007.

Our principal source of liquidity is cash generated from operating activities, which was RMB76,756 million in 2008, an increase of RMB973 million from RMB75,783 million in 2007. A primary factor affecting our operating cash flows continues to be the timing when we receive payments from our customers and when we pay our suppliers in the ordinary course of business.

Net cash used in investing activities increased by RMB29,201 million from RMB46,618 million in 2007 to RMB75,819 million in 2008 primarily due to our payment for our acquisition of the CDMA Business from China Unicom and CUCL.

Net cash flow from financing activities was RMB5,585 million in 2008 compared to net cash used in financing activities RMB30,747 million in 2007. This increase was primarily due to proceeds received from our issue of short-term commercial paper and medium-term notes totaling RMB30,000 million in 2008.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB121,291 million as of December 31, 2008, compared to a deficit of RMB96,135 million as of December 31, 2007. The deficit increase was mainly attributable to our payment for the acquisition of the CDMA Business in 2008.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2009. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2008, we had available credit facilities of RMB128,231 million from which we can draw upon.

On April 22, 2008, we issued three-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 5.30%. On October 23, 2008, we issued five-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 4.15%. The notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. See “Item 4. Information on the Company—A. History and Development of the Company—Debenture Issuance in 2008 and Proposed Issuance Debentures in 2009” for details of issuance of these notes.

On August 5, 2008, we issued short-term commercial paper in an aggregate principal amount of RMB10 billion due in one year with an annual interest rate of 4.72%. The short-term commercial paper was issued through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. See “Item 4. Information on the Company—A. History and Development of the Company—Debenture Issuance in 2008 and Proposed Issuance Debentures in 2009” for details of issuance of these short-term commercial paper.

On October 1, 2008, we acquired the CDMA Business from China Unicom and CUCL for a total consideration of RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of RMB3,471 million reduction to the total consideration pursuant to the terms of the CDMA Acquisition Agreement. See “Item 4. Information on the Company – A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2006	2007	2008
	(RMB in millions)
Short-term debt	80,378	67,767	83,448
Current portion of long-term debt	8,242	3,811	565
Current portion of finance lease obligations	48	24	22
Long-term debt, excluding current portion	37,257	34,148	39,226
Finance lease obligations, excluding current portion	—	5	18

Total debt	125,925	105,755	123,279

We finance a significant portion of our business operations with short-term entrusted loans obtained from China Telecom Group through commercial banks in the PRC. Our short-term debt constituted approximately 37.0% of our total liabilities as of December 31, 2008. The weighted average interest rate of our short-term debt was 5.1% as of December 31, 2008, representing an increase of 0.7 percentage points from that as of December 31, 2007.

Our total debt increased by RMB17,524 million from RMB105,755 million as of December 31, 2007 to RMB123,279 million as of December 31, 2008, primarily due to our issue of short-term commercial paper and medium-term notes. Consequently, our debt-to-asset ratio (total debt divided by total assets) increased from approximately 25.6% in 2007 to approximately 28.0% in 2008. We believe that our Company has maintained a solid capital structure.

Excluding the deferred consideration for the acquisitions of RMB15,150 million, compared to RMB30,150 million in 2007, our long-term debt (including current portion) increased from RMB7,809 million as of December 31, 2007 to RMB24,641 million as of December 31, 2008. In addition, our short-term debt increased from RMB67,767 million as of December 31, 2007 to RMB83,448 million as of December 31, 2008.

Of our total debt as of December 31, 2008, approximately 97.2%, 1.5%, 0.7% and 0.6% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2008 may differ from the amounts indicated below.

	Year Ended December 31,
	2007	2008	2009 (Planned)
	(RMB in millions)
Total capital expenditure	46,334	48,410	39,200

In 2008, we continued our prudent policy on capital expenditure. Our capital expenditure increased by 4.5%, from RMB46,334 million in 2007 to RMB48,410 million in 2008, primarily due to the impact of the natural disasters, including the snowstorms and the earthquake. In accordance with our strategic transformation, we continued to strictly control our capital expenditure structure and significantly reduced the capital expenditure in connection with traditional fixed line voice business and telecommunications infrastructure and increased our investment in Internet access and data network.

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

Please also refer to our discussion in each section of “—Overview” and “—A. Operating Results” included elsewhere under this Item.

E.	Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2008:

	Payable in
	Total	2009	2010	2011	2012	2013	After 2013
	(RMB in millions)
Contractual Obligations(1) :
Short-term debt	83,448	83,448	—	—	—	—	—
Long-term debt	39,791	565	1,676	10,391	190	10,081	16,888
Interest payable	10,744	4,061	1,882	1,620	1,267	1,264	650
Finance lease obligations	40	22	18	—	—	—	—
Operating lease commitments	3,092	830	595	479	380	300	508
Capital commitments	3,912	3,912	—	—	—	—	—
Total contractual obligations	141,027	92,838	4,171	12,490	1,837	11,645	18,046

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 5, 2008, election of new members and re-election of current members of the Board of Directors was conducted which resulted in the third session of the Board of Directors, consisting of 14 directors with eight executive directors, one non- executive director, and five independent non-executive directors, each having a period of office of three years.

Certain members of the second session of the Board of Directors, including Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent and Mr. Shi Wanpeng, were no longer directors of the Company upon expiration of the term of office of the second session of the Board of Directors on September 9, 2008. The remaining members of the second session of the Board of Directors were re-elected as directors of the third session, and Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Wu Jichuan, Mr. Qin Xiao and Madam Cha May Lung, Laura were elected as directors of the third session of the Board of Directors, effective from September 9, 2008.

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100140.

Name	Age	Position
Wang Xiaochu	51	Chairman of the Board of Directors and Chief Executive Officer
Shang Bing	53	Executive Director, President and Chief Operating Officer
Wu Andi	54	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	53	Executive Director and Executive Vice President
Zhang Chenshuang	57	Executive Director and Executive Vice President
Li Ping	55	Executive Vice President
Yang Xiaowei	45	Executive Director and Executive Vice President
Yang Jie	47	Executive Director and Executive Vice President
Sun Kangmin	52	Executive Director and Executive Vice President
Li Jinming	57	Non-executive Director
Wu Jichuan	71	Independent Non-executive Director
Qin Xiao	61	Independent Non-executive Director
Tse Hau Yin, Aloysius	61	Independent Non-executive Director
Cha May Lung, Laura	59	Independent Non-executive Director
Xu Erming	59	Independent Non-executive Director
Yung Shun Loy, Jacky	46	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Wang Qi	54	Financial Controller

Wang Xiaochu, age 51, is Chairman of the Board of Directors and Chief Executive Officer of our Company. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Group, and Chairman and Non-Executive Director of China Communications Services Corporation Limited. He is also President of China Telecommunications Corporation and the Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 28 years of management experience in the telecommunications industry.

Shang Bing, age 53, is Executive Director, President and Chief Operating Officer of our Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang also served as Deputy General Manager and General Manager of China United Telecommunications Corporation Liaoning Branch, Vice President, Director and President of China United Telecommunications Corporation and as Executive Director and President of China Unicom Limited. In addition, Mr. Shang served as Director and President of China United Telecommunications Corporation Limited and CUCL. He is also Vice President of China Telecom Group. Mr. Shang has extensive experience in management and telecommunications industry in the PRC.

Wu Andi, age 54, is Executive Director, Executive Vice President and Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Madam Wu studied in the master of business administration program at the Peking University Guanghua Management School from 2002 to 2003 and received an executive master of business administration degree in 2003. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also Vice President of China Telecommunications Corporation. Ms. Wu has 27 years of economic and financial management experience in the telecommunications industry in the PRC.

Zhang Jiping, age 53, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctor’s degree of business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of MPT, a Deputy Director General and Director of the Telecommunication Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has 27 years of experience in network operation and management in the telecommunications industry in the PRC.

Zhang Chenshuang, age 57, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a senior economist. Mr. Zhang graduated from the Party School of the PRC Communist Party and received an MBA degree from Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Group, Director of China Mobile Communication Co., Ltd., Assistant to the President of China Mobile Group, Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has over 29 years of experience in the telecommunications industry.

Li Ping, age 55, is Executive Vice President of our Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT and Executive Director of China Telecom Corporation Limited. He is also Vice President of China Telecommunications Corporation, and Chairman of the Board of Directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 33 years of operational and managerial experience in the telecommunications industry in the PRC.

Yang Xiaowei, age 45, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the China United Telecommunications Corporation, Vice President of the China United Telecommunications Corporation, Director of China United Telecommunications Corporation and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of CUCL and Chairman of Unicom Huasheng. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Yang Jie, age 47, is Executive Director and Executive Vice President of our Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984, and subsequently obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Business Department of the Northern Telecom of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 25 years of operational and managerial experience in the PRC telecommunications industry.

Sun Kangmin, age 52, is Executive Director and Executive Vice President of our Company. He is a senior engineer. He holds an MBA degree from the University of Hong Kong. Mr. Sun served as the Head of the Information Industry Department of Sichuan Province, Director General of the Communications Bureau of Sichuan Province, and Chairman and General Manager of Sichuan Telecom Company Limited. He is also Vice President of China Telecom Group. Mr. Sun has 25 years of operational and managerial experience in the telecommunications industry in the PRC.

Li Jinming, age 57, is Non-Executive Director of our Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate program of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Wu Jichuan, age 71, is an Independent Non-Executive Director of our Company. He is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from Beijing University of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the PRC Committee of the Radio Management, Deputy Head of the Informatization Leading Group of the State Council, Minister of the MII, a member of the Eighth & Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of the CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of the CPPCC.

Qin Xiao, age 61, is an Independent Non-Executive Director of our Company. He has a Ph.D. in economics from University of Cambridge. He is the Chairman of China Merchants Group Limited and China Merchants Bank Co., Ltd. Mr. Qin is a member of the 11th Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, and a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. Before joining China Merchants Group, Mr. Qin served as President and Vice Chairman of China International Trust and Investment Corporation, or CITIC, and Chairman of CITIC Industrial Bank. Mr. Qin was a deputy to the Ninth National People’s Congress, a member of the 10th Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board. Mr. Qin also served as Chairman of APEC Business Advisory Council for the year 2001. In addition, Mr. Qin is the author of several papers and books in the fields of economics and management.

Tse Hau Yin, Aloysius, age 61, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited and is the Chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. The Board of Directors of our Company has determined that Mr. Tse’s service on these other audit committees does not impair his ability to effectively serve on the Company’s audit committee. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 59, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress of the PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference (“CPPCC”) Shanghai Committee, Vice Chairman of the International Advisory Council of China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, Non-executive Director of Bank of Communications Co., Ltd. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited, Johnson Electric Holdings Limited and Tata Consultancy Services Limited. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and as Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University in 1982.

Xu Erming, age 59, is an Independent Non-Executive Director of our Company. He is Deputy Dean, Professor, and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the 10th Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. Professor Xu has conducted research in the areas of strategic management, organizational theories, international management and education management. He has completed numerous research projects sponsored by the PRC National Natural Science Foundation, the PRC National Social Science Foundation and other institutions in the PRC. Professor Xu’s publications include Business Strategic Management, Introduction to International Business Management and Empirical Research of Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies. Professor Xu is also a columnist of the Economic Daily. In addition, Professor Xu was granted both the first prize for Excellence in Higher Educational Publication and the second prize for the National Teaching Award by the Ministry of Education. He previously lectured at the State University of New York at Buffalo, Pennsylvania State University at Scranton, the University of Technology in Sydney, the Kyushu University in Japan and Hong Kong Polytechnic University.

Yung Shun Loy, Jacky, age 46, is the Assistant Chief Financial Officer, Qualified Accountant and Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. Mr. Yung has over 20 years of experience in auditing, and acting as company secretary and senior financial management member of listed companies.

Wang Qi, age 54, is the financial controller of our Company. Mr. Wang is a senior accountant. He graduated from Beijing Institute of Posts and Telecommunications and the Australian National University. He holds a Master degree in international management. He served as a Deputy Director General of Anhui Posts and telecommunications Administration and a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 34 years of managerial and accounting experience in the telecommunications industry in the PRC.

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

The term of the second session of our supervisory committee expired on September 9, 2008. Ms. Wang Haiyun no longer served as a supervisor of our Company. Mr. Xiao Jinxue, Ms. Zhu Lihao and Mr. Xu Cailiao, members of the second session of our supervisory committee, were re-elected as supervisors on September 5, 2008. Ms. Han Fang was elected as our supervisor on September 5, 2008. Mr. Ma Yuzhu continued to serve as a supervisor acting as the employee representative.

The following table sets forth certain information concerning our supervisors:

Name	Age	Position
Xiao Jinxue	45	Chairman of the Supervisory Committee
Zhu Lihao	68	Independent Supervisor
Ma Yuzhu	55	Supervisor (Employee Representative)
Xu Cailiao	45	Supervisor
Han Fang	36	Supervisor

Xiao Jinxue, age 45, is Chairman of the Supervisory Committee and General Manager of Xinjiang branch of our Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications in 1987 with a Master degree in engineering management. Mr. Xiao served as Assistant Dean and Officer at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and an executive deputy managing director of the Beijing Research Institute of China Telecommunications Corporation and Managing Director of Corporate Strategy Department of our Company. Mr. Xiao is a professor-level senior engineer and has 22 years of managerial experience in the telecommunications industry in the PRC.

Zhu Lihao, age 68, is an independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of the PRC, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Ma Yuzhu, age 55, is an Employee Representative Supervisor of the Supervisory Committee of our Company, and Managing Director of the Corporate Culture Department of the Company. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma served as Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

Xu Cailiao, age 45, is a Supervisor of the Supervisory Committee of our Company. He is a Director of the Corporate Strategic Department of our Company. He graduated from the Law School of Peking University with a master’s degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practice PRC law in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Han Fang, age 36, is a Supervisor of the Supervisory Committee of our Company. Ms. Han is a Director of the Audit Department of our Company. Ms. Han graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in engineering management in 1995. She obtained a master’s degree in business administration from Norwegian School of Management. She worked in finance-related areas when serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecom Group. Ms. Han is an international internal auditor, a qualified accountant in the PRC and a senior accountant and has 14 years of finance and audit experiences.

B.	Compensation

Compensation of Directors and Supervisors

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2008 was approximately RMB 14.6 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands
2008
Executive directors
Wang Xiaochu	—	324	446	1,060	68	1,898
Leng Rongquan(1)	—	219	329	898	46	1,492
Shang Bing(1)	—	108	108	—	19	235
Wu Andi	—	276	379	398	58	1,111
Zhang Jiping	—	276	379	398	57	1,110
Zhang Chenshuang	—	276	319	—	58	653
Yang Jie	—	276	379	848	56	1,559
Sun Kangmin	—	276	379	848	57	1,560
Yang Xiaowei(1)	—	92	92	—	19	203
Li Ping(1)	—	207	310	398	43	958

Non-executive directors
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	441	—	—	—	—	441
Wu Jichuan(1)	50	—	—	—	—	50
Qin Xiao(1)	50	—	—	—	—	50
Cha May Lung(1)	59	—	—	—	—	59
Zhang Youcai(1)	100	—	—	—	—	100
Lo Hong Sui, Vincent(1)	118	—	—	—	—	118
Shi Wanpeng(1)	100	—	—	—	—	100

Supervisors
Xiao Jinxue	—	159	339	332	52	882
Xu Cailiao	—	85	266	183	41	575
Ma Yuzhu	—	154	394	333	56	937
Wang Haiyun(2)	—	32	165	—	28	225
Han Fang(2)	—	28	44	—	14	86

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands
Total	1,143	2,788	4,328	5,696	672	14,627

(1)	Mr. Leng Rongquan and Mr. Li Ping retired as executive director of the Company and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng retired as independent non-executive directors of the Company on September 9, 2008. Mr. Shang Bing and Mr. Yang Xiaowei were elected as the executive directors of the Company and Mr. Wu Jichuan, Mr. Qin Xiao and Ms. Cha May Lung were elected as independent non-executive directors of the Company, effective on September 9, 2008.
(2)	Ms. Wang Haiyun retired as a supervisor of the Company on September 9, 2008. Ms. Han Fang was elected as a supervisor of the Company, effective on September 9, 2008.

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

During the years ended December 31, 2006, 2007 and 2008, 67 million, 204 million and 346 million stock appreciation right units were exercised, respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the years ended December 31, 2006 and

2007, compensation expense recognized in respect of stock appreciation rights was RMB514 million and RMB689 million, respectively. For the year ended December 31, 2008, a reversal of compensation expense in the amount of RMB148 million was recognized in respect of stock appreciation rights as a result of decline in share price of the Company.

C.	Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 5, 2008, election of new members and re-election of current members of the Board of Directors was conducted and generated the third session of the Board of Directors consisting of 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors, each having a period of office of three years. None of the service contracts with our directors provide benefits to them upon termination.

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xu Erming. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005 and was further revised by our Board of Directors in March 2009, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors, and approval of services provided by the independent auditors. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2008, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s annual and interim financial statements, related party transactions and implementation reports, assessment of the qualifications, independence and performance of independent auditors, appointment and fees of independent auditors, the assessment report of our internal control and report on the internal audit.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of four members, Mr. Xu Erming, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Tse Hau Yin, Aloysius, all of whom are independent non-executive directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board of Directors in March 2005, pursuant to which its principal responsibilities include making recommendations to the Board of Directors on our overall remuneration policies and structure relating to compensation of directors and senior management, determining the specific remuneration packages of all executive directors and senior management and reviewing and approving performance-based compensation.

In 2008, the Remuneration Committee held two meetings, at which it reviewed the remuneration of executive directors, the proposal for stock appreciation rights and the proposal for the remuneration of the members of the third session of the Board of Directors.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Wu Jichuan, Mr. Tse Hau Yin, Aloysius, Ms. Cha May Lung, Laura and Mr. Xu Erming, all of whom are independent non-executive directors. The Nomination Committee is accountable to the Board of Directors and regularly reports to it on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board of Directors in September 2005, pursuant to which its principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors, in particular, for the chairman and chief executive officer.

In 2008, the Nomination Committee held one meeting, at which it made recommendations to the Board of Directors on the selection of individuals nominated for directorships of the third session of the Board of Directors.

Independent Director Committee

The Independent Director Committee consists of all independent non-executive directors. Meetings of the Independent Director Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchanges.

The Independent Director Committee held two meetings in 2008, at which they reviewed and approved the acquisition of Beijing Telecom and the CDMA network capacity lease agreement with China Telecom Group, confirming that these related-party transactions are in the interests of the Company and are fair and reasonable to the independent shareholders. The committee also submitted recommendations on these matters to independent shareholders.

D.	Employees

General

As of December 31, 2008, we had 314,541 employees. The table below sets forth the numbers of our employees by their functions as of December 31, 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	38,899	16.0	42,211	14.8	49,441	15.7
Sales and marketing	113,342	46.6	147,878	51.8	161,547	51.4
Operations and maintenance	89,728	36.9	93,731	32.9	101,956	32.4
Others	1,103	0.5	1,285	0.5	1,597	0.5
Total	243,072	100.0	285,105	100.0	314,541	100.0

The total number of our employees increased to 314,541 as of December 31, 2008 from 285,105 as of December 31, 2007, primarily due to our hiring of approximately 30,000 of the former employees of CUCL and Unicom Huasheng whose responsibilities are directly related to the CDMA Business or whose responsibilities are to support the development and general management of the CDMA Business, which was partially offset by a number of employees who retired or departed from our Company. See “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008—Our Acquisition of the CDMA Business” for details of the transfer of former employees of CUCL and Unicom Huasheng as part of our acquisition of the CDMA Business.

The total number of our employees increased to 285,105 as of December 31, 2007 from 243,072 as of December 31, 2006, primarily due to a change to our human resource management practices in connection with our efforts to improve and reform our human resource management. As a result of the reform, we hired more than 40,000 employees from staffs who had been seconded by third parties and worked in certain areas of our transformation business including Internet access services, value-added services and integrated information application services, and terminated the secondment arrangements with the remaining staffs who worked in the areas that can be contracted to third parties.

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

As of December 31, 2008, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of June 19, 2009 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned		Percentage of the Respective Type of Shares	Percentage of Total Shares

Domestic shares	China Telecom Group	57,377,053,317		85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653		8.37%	6.94%
H shares	RFS Holdings B.V.	2,087,518,664	(1)	15.04%	2.58%
H shares	JPMorgan Chase & Co.	1,724,086,122	(2)	12.42%	2.13%
H shares	Barclays PLC	999,962,118	(3)	7.21%	1.24%

(1)	Includes (i) 907,191,530 shares held by RFS Holdings B.V. in long position, or Long Position, as defined under the Securities and Futures Ordinance of Hong Kong, or the SFO, representing 6.54% of the total number of H shares and 1.12% of the total number of all outstanding shares, and (ii) 1,180,327,134 shares held by RFS Holdings B.V. in short position, or Short Position, as defined under the SFO, representing 8.51% of the total number of H shares and 1.46% of the total number of all outstanding shares.
(2)	Includes (i) 1,125,289,717 shares held by JPMorgan Chase & Co. in Long Position, representing 8.11% of the total number of H shares and 1.39% of the total number of all outstanding shares; (ii) 39,740,080 shares held by JPMorgan Chase & Co. in Short Position, representing 0.29% of the total number of H shares and 0.05% of the total number of all outstanding shares; and (iii) 559,056,325 shares held by JPMorgan Chase & Co. as a lending agent on behalf of its clients in a lending pool as defined under the SFO, representing 4.03% of the total number of H shares and 0.69% of the total number of all outstanding shares.
(3)	Includes (i) 998,328,118 shares held by Barclays PLC in Long Position, representing 7.19% of the total number of H shares and 1.23% of the total number of all outstanding shares, and (ii) 1,634,000 shares held by Barclays PLC in Short Position, representing 0.01% of the total number of H shares and 0.002% of the total number of all outstanding shares.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100140, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong province. RFS Holdings B.V. is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands. JPMorgan Chase & Co. is located at 270 Park Avenue, New York, NY 10017, USA. Barclays PLC is located at 1 Churchill Place, London, E14 5HP, U.K.

Based solely on information contained in an Amendment No.1 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the U.S. Securities Exchange Commission, or SEC, on February 6, 2009 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,151,673,934 H shares of our Company, or the FRI Shares, representing approximately 8.3% of the total number of our H shares outstanding as of December 31, 2008, were beneficially owned either by investment companies that were direct and indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct and indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr., owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., disclaims beneficial ownership of any of the FRI Shares. The principle place of business of each of FRI, Charles B. Johnson and Rupert H.

Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, USA. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 6, 2009.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of June 19, 2009, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

In connection with our restructuring in 2001, our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, and our acquisition of the CDMA Business in 2008, we have entered into various agreements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, CDMA network capacity lease and other services.

Our independent non-executive directors have confirmed that all connected transactions for the year ended December 31, 2008 to which our Company was a party:

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

Ongoing Related Party Transactions between Us and China Telecom Group

Centralized Services Agreement

Centralized services include management and operational services provided by our Company to China Telecom Group in relation to key corporate customers, the business support center and the network management center. Centralized services also include services provided by China Telecom Group to us in relation to certain premises of China Telecom Group, and the use of international telecommunications facilities by both parties. The aggregate costs incurred by China Telecom Group and us for the provision of management and operational services will be apportioned on a pro rata basis between China Telecom Group and us according to the revenues generated by each party. In relation to the use of the international telecommunications facilities, we and China Telecom Group have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originating from, China Telecom Group and us, respectively.

On December 26, 2007 and March 31, 2008, we and China Telecommunications Corporation entered into supplemental agreements in relation to the Centralized Services Agreement. Pursuant to the supplemental agreements, we will pay premises usage fees to China Telecom Group on a pro rata basis according to the area actually allocated to us when we use any premises provided by China Telecom Group. The premises usage fees shall be determined through negotiation between the parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services provided by such third parties, the annual utilization fee shall be determined on a pro rata basis according to the actual utilization each year. When both parties use the international telecommunications facilities provided by China Telecom Group, the utilization fee shall be determined through negotiation between the parties based on market rates. When both parties use the international telecommunications facilities provided by China Telecom Group, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties.

The Centralized Services Agreement, as supplemented, was renewed on December 15, 2008 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless we give China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2008, our portion of the expenses in respect of the Centralized Services Agreement was RMB250 million.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement governs the terms and conditions of cross-provincial comprehensive services provided by China Telecom Group to our Company. Such comprehensive services include procurement of telecommunications equipment such as optic fiber, network designs, software upgrade, system integration, manufacture of calling cards and so on. Prices under such agreement should be determined in accordance with the government-prescribed prices. In the absence of the government-prescribed prices, the government-guided prices (if any) shall apply. In the absence of both government- prescribed prices and government-guided prices, the market prices shall apply, i.e., the prices at which the same type of services are provided by an independent third party in the ordinary course of business. If none of such prices is applicable, the prices shall be determined through consultation between the parties based on reasonable costs plus reasonable profits. For this purpose, “reasonable costs” shall mean the costs determined by the parties after negotiations.

The Comprehensive Services Framework Agreement expired on December 31, 2008. We and China Telecom Group decided not to renew this agreement in order to streamline the management of the related-party transaction agreements between us. The various types of cross-provincial services set forth the under this agreement have been classified into other relevant agreements between us and China Telecom Group based on the nature of each type of service.

For the year ended December 31, 2008, our expenditure on the comprehensive services pursuant to the Comprehensive Services Framework Agreement was RMB1,190 million.

Interconnection Settlement Agreement

We entered into an interconnection settlement agreement dated September 10, 2002 and the supplemental agreements dated October 26, 2003 and April 13, 2004 with China Telecom Group, which allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. The interconnection settlement agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the MIIT from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the MIIT’s prescribed settlement fees. The interconnection settlement agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls.

We and China Telecom Group entered into a supplemental agreement in relation to the interconnection settlement agreement on July 27, 2008, which became effective on October 1, 2008, to add interconnection arrangement for domestic calls between us and China Telecom Group. There will be no revenue sharing or settlement arrangement for local calls originated from China Telecom Group to us. Interconnection charges are RMB0.06 per minute for local calls originated from us to China Telecom Group. In addition, Tianjin municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Tibet Autonomous Region have been covered as settlement regions.

This Interconnection Settlement Agreement, as supplemented, was renewed on December 31, 2008 for another two years with expiration on December 31, 2010 and will be automatically renewed for a period of three years upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2008, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB599 million.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement was entered into on August 30, 2006. Pursuant to such agreement, we lease properties from China Telecom Group and/or its associates for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, we also lease certain properties to China Telecom Group and/or its associates. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities. The rent is subject to review every three years.

The agreement was renewed on December 15, 2008 for a further term of one year expiring on December 31, 2009 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2008, our expenditure on rental charges was RMB339 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB49 million.

IT Services Framework Agreement

The IT Services Framework Agreement was entered into on August 30, 2006 in relation to the information technology services provided by China Telecom Group and/or its associates to our Company. Pursuant to such agreement, China Telecom Group and/or its associates may participate in the bidding for the right to provide us with certain information technology services, such as office automation and software testing. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process. If terms and conditions offered by China Telecom Group and/or its associates are no less favorable than those offered by an independent third party, we may give priority to China Telecom Group and/or its associates.

We and China Telecom Group entered into a supplemental agreement in relation to the IT Services Framework Agreement on December 15, 2008 to amend certain terms in order to enable the provision of, among others, cross-provincial information technology services between us, as one party, and China Telecom Group and/or its associates, as the other party.

The IT Services Framework Agreement, as supplemented, was renewed on December 15, 2008 for a further term of one year expiring on December 31, 2009 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2008, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB457 million.

Supplies Procurement Services Framework Agreement

The Supplies Procurement Services Framework Agreement, also known as the Equipment Procurement Services Framework Agreement, was entered into on August 30, 2006. Pursuant to this agreement, China Telecom Group and/or its associates provide us comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

We and China Telecom Group entered into a supplemental agreement in relation to the Supplies Procurement Services Framework Agreement on December 15, 2008 to amend certain terms of this agreement to enable provision of cross-provincial comprehensive procurement services between us, as one party, and China Telecom Group and/or its associates, as the other party. In addition, such comprehensive procurement services can extend to integrated supplies procurement services, sales of proprietary telecommunication equipment, resale of third-party equipment, management of tenders, review of technical specification, storage, transportation and installation services.

The Supplies Procurement Services Framework Agreement was also renewed on December 15, 2008 for further periods of one year expiring on December 31, 2009 and may be renewed upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of renewal three months prior to the expiration date.

For the year ended December 31, 2008, our expenditure incurred under such agreement was RMB145 million.

Engineering Framework Agreement

The Engineering Framework Agreement was entered into on August 30, 2006. The agreement sets out provisions in respect of the supervision and management of services relating to construction, design, and equipment installation and testing, and/or services as the general contractors for the construction and supervision of engineering projects, provided to us through bids made by China Telecom Group and/or its associates. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 or construction of engineering projects with a value over RMB2 million shall be determined by referring to the tender price.

We and China Telecom Group entered into a supplementary agreement relating to the Engineering Framework Agreement on July 27, 2008 to expand the scope of services provided by China Telecom Group and/or its associates to us to include cross-provincial level engineering construction and design services.

The Engineering Framework Agreement, as supplemented, was renewed on December 31, 2008 with expiration on December 31, 2009 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2008, our expenditure on engineering services under the engineering framework agreement was RMB7,877 million.

Community Services Framework Agreement

The Community Services Framework Agreement was entered into on August 30, 2006. Pursuant to such agreement, China Telecom Group and/or its associates provide us with services relating to culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary services. The pricing terms for such services are the same as those set out in the Comprehensive Services Framework Agreement.

We and China Telecom Group entered into a supplementary agreement relating to the Community Services Framework Agreement on December 15, 2008 to amend certain terms to enable China Telecom Group and/or its associates to provide cross-provincial community services to us.

The Community Services Framework Agreement was renewed on December 15, 2008 with expiration on December 31, 2009 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides a written notice of non-renewal to the other party three months prior to the expiration date.

For the year ended December 31, 2008, our expenditure on services provided to us under the Community Services Framework Agreement was RMB2,297 million.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement was entered into on August 30, 2006. Pursuant to such agreement, China Telecom Group and/or its associates provide us with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Comprehensive Services Framework Agreement.

We and China Telecom Group entered into a supplementary agreement relating to the Ancillary Telecommunications Services Framework Agreement on July 27, 2008 to amend certain terms to enable China Telecom Group and/or its associates to provide us with ancillary telecommunications services, including cross-provincial services.

The Ancillary Telecommunications Services Framework Agreement, as supplemented, was renewed on December 31, 2008 with expiration on December 31, 2009 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides a written notice of non-renewal to the other party three months prior to the expiration date.

For the year ended December 31, 2008, our expenditure on services provided to us under the Ancillary Telecommunications Services Framework Agreement was RMB4,536 million.

Trademark License Agreements

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks with the Trademark Office. Under the trademark license agreement dated September 10, 2002 and the supplemental trademark license agreements dated October 26, 2003 and April 13, 2004, China Telecom Group has granted to our Company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis. The license granted under the trademark license agreement and the supplemental trademark license agreements will expire on December 31, 2009 and is automatically renewable for further periods of three years at our option.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under an optic fiber leasing agreement dated September 10, 2002 and the supplemental connected transactions agreements dated October 26, 2003 and April 13, 2004, respectively. The optic fiber leasing agreement was supplemented on July 10, 2008, which became effective as of January 1, 2008. The optic fiber leasing agreement, as supplemented, will expire on December 31, 2009 and is automatically renewable for three more years at our option. The rent payable by us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on negotiations between the parties with reference to the market price. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions.

For the year ended December 31, 2008, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB88 million.

CDMA Network Capacity Lease Agreement

We entered into a CDMA network capacity lease agreement on July 27, 2008, or the CDMA Network Capacity Lease Agreement, pursuant to which China Telecom Group agreed to lease its capacity on the constructed CDMA Network to us and we are entitled to the exclusive right to use and operate the CDMA Network to provide CDMA services. The lease is effective from October 1, 2008 to December 31, 2010 and can be renewed for further periods as agreed by both parties. The lease fee is 28% of our CDMA service revenue (the service revenue generated from the CDMA telecommunication business is calculated by our total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunication products in connection with the CDMA operations, as derived from our financial statements) for each of the period from October 1, 2008 to December 31, 2008 and the years ended December 31, 2009 and 2010. For the year ended December 31, 2008 and the year ending December 31, 2009, there is no minimal annual lease fee. For the year ended December 31, 2010, the minimum annual lease fee will be 90% of the total amount of the lease fee that we paid to China Telecom Group during the year ended December 31, 2009. The cost of network construction will be borne by China Telecom Group, while the maintenance-related costs will be shared between us and China Telecom Group. The proportion of the maintenance-related costs to be borne by us will be calculated on a monthly basis in accordance with the following mechanism:

(i) the actual number of our cumulative CDMA subscribers at the end of the month prior to the occurrence of the costs divided by 90%, divided by

(ii) the total capacity available on the CDMA Network.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecom Group has granted us an option to purchase the CDMA Network. The option may be exercised, at our discretion, at any time during the term of the lease or within one year after the expiration of the lease. No premium has been paid or will be payable by us for the grant of the option. The purchase price will be determined with reference to the appraised value of the CDMA Network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors subject to that the purchase price will enable China Telecom Group to recover its investment in the CDMA Network plus an internal rate of return on the investment not exceeding 8%.

For the year ended December 31, 2008, the total amount we paid to China Telecom Group with respect to the leasing of CDMA network capacity was RMB1,504 million. For the year ended December 31, 2008, we received reimbursement of RMB107 million with respect to the capacity maintenance related costs of CDMA network from China Telecom Group.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

We entered into a Strategic Agreement with China Communications Services Corporation Limited on August 30, 2006, and a supplemental agreement on June 15, 2007.

Pursuant to the Strategic Agreement and its supplemental agreement, we agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to the design, implementation and supervision of the communications engineering offered by China Communications Services Corporation Limited are basically the same as those of other service providers, our subsidiaries (and their successors) in the service regions of China Communication Services Corporation Limited shall purchase such services from the wholly-owned subsidiaries of China Communications Services Corporation Limited with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant subsidiaries of our Company in the corresponding period. Meanwhile, pursuant to the Strategic Agreement and its supplemental agreement, we agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to certain maintenance management services offered by China Communications Services Corporation Limited are basically the same as those of other service providers, our subsidiaries (and their successors) in the service regions of China Communication Services Corporation Limited shall purchase such services from the wholly-owned subsidiaries of China Communications Services Corporation Limited with a total value of no less than RMB1,780 million in any given year.

The business areas of the strategic alliance between the two parties include design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services Corporation Limited has pledged its support to the strategic transformation of our Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to our Company’s business development, and its active use of our Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favorable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

Pursuant to the Strategic Agreement and its supplemental agreement, with the term covered from January 1, 2007 to December 31, 2009, both parties may negotiate the renewal of the Strategic Agreement upon its expiration, and the renewal is subject to the requirements of Chapter 14A of the Listing Rules of the Hong Kong Stock Exchange including disclosure and independent shareholders’ approval requirements.

China Telecom Group, the controlling shareholder of China Communications Services Corporation Limited, has signed certain framework agreements with our Company, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. The transactions contemplated under those framework agreements between China Telecom Group and our Company cover the transactions contemplated under the Strategic Agreement and its supplemental agreement. Since the transactions under those framework agreements between China Telecom Group and us are subject to annual caps, the proposed annual caps for the transactions under the Strategic Agreement and its supplemental agreement between China Communications Services Corporation Limited and us are subsumed under the annual caps of those framework agreements.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 30, 2008, a final dividend of approximately RMB6,125 million (RMB0.075747 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2007 was declared, of which RMB5,699 million and RMB426 million were paid on June 16, 2008 and February 25, 2009, respectively. This dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2007. Pursuant to the shareholders’ approval at the annual general meeting held on May 26, 2009, a final dividend of RMB6,067 million (RMB0.074963 equivalent to HK$0.085 per share) (inclusive of applicable tax) in respect of the year ended December 31, 2008 was declared and is expected to be paid on or around June 30, 2009. The dividend was not provided for in the consolidated financial statements for the year ended December 31, 2008.

The declaration and payment of dividends for years following 2008 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2008 and June 19, 2009, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2008 and June 19, 2009, there were, respectively, 47 and 51 registered holders of American depositary receipts evidencing 5,892,626 and 6,692,676 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2002 (from listing date)	1.49	1.37	18.80	17.27
2003	3.20	1.34	40.81	17.00
2004	3.45	2.25	44.54	28.25
2005	3.23	2.50	40.91	32.47
2006	4.26	2.35	54.40	29.62
2007	7.22	3.35	97.00	42.49
2008	7.00	2.00	90.85	26.17
Quarterly
First Quarter, 2007	4.33	3.35	56.25	42.49
Second Quarter, 2007	4.85	3.73	62.32	47.10
Third Quarter, 2007	5.86	3.79	77.76	46.90
Fourth Quarter, 2007	7.22	5.07	97.00	62.59
First Quarter, 2008	7.00	4.55	90.85	60.33
Second Quarter, 2008	5.67	4.21	72.35	53.89
Third Quarter, 2008	4.46	2.87	57.88	35.75
Fourth Quarter, 2008	3.29	2.00	43.85	26.17
First Quarter, 2009	3.25	2.58	42.20	32.11
Monthly
December 2008	3.13	2.76	40.60	35.05
January 2009	3.19	2.58	41.43	32.79
February 2009	2.94	2.65	38.86	33.48
March 2009	3.25	2.58	42.20	32.11
April 2009	3.85	3.23	49.37	42.56
May 2009	3.96	3.44	52.35	43.70
June 2009 (through June 19)	3.84	3.55	50.49	45.13

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of certain provisions of our articles of association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations. A copy of our articles of association was filed as an exhibit to this annual report, which is incorporated herein by reference.

Holders of our domestic shares and H shares are deemed to be shareholders of different classes for various matters, which affect their respective interests. For instance, if we propose an increase in domestic shares, holders of H shares would be entitled to vote on that proposal as a separate class. See “—Voting Rights and Shareholders’ Meetings” included elsewhere under this Item.

Objects and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws and regulations of the State. We registered with the PRC State Administration for Industry and Commerce with business license number 1000001003712. Article 13 of our articles of association provides that our scope of business includes, among other things, operation of basic and value-added telecommunications business.

Directors

Our articles of association provide that each of our directors is obligated to each shareholder to act honestly in our company’s best interests; not to exploit corporate assets for personal gains; and not to expropriate the rights of our shareholders.

Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the board of directors. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate (as defined in the Listing Rules of the Hong Kong Stock Exchange) is interested.

Unless the interested director discloses his interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board of directors at a meeting in which the director neither votes nor is counted in the quorum, such contract, transaction or arrangement may be revoked by us except with respect to a bona fide party thereto who does not have notice of the breach of duty by the interested director.

Further, we may not make loans or provide guarantees to directors or any of their associates, except where such loan or guarantee is made or provided under a service contract as approved by shareholders at the shareholders’ general meeting and to meet expenditure requirement incurred or for the purpose of enabling the director to perform his or her duties properly or made in the ordinary course of business.

All decisions relating to the compensation of directors are made at shareholders’ meetings.

There are no provisions under our articles of association which relate to:

•	the retirement or non-retirement of directors under any age limit requirement;

•	directors’ borrowing power; or

•	number of shares required for director’s qualification.

Dividends

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

We may only distribute dividends from our retained earnings as determined in accordance with the accounting principles of the PRC or IFRS, whichever is lower, after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund of 10% of our net income, as determined in accordance with PRC accounting rules; and

•	allocations to a discretionary common reserve fund if approved by the shareholders.

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

Dividends payments may be subject to the PRC withholding tax. See “—E. Taxation—People’s Republic of China—Taxation of Dividends” included elsewhere under this Item.

Voting Rights and Shareholders’ Meetings

Our board of directors will convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding fiscal year. Our board of directors must convene an extraordinary general meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares so request(s) in writing;

•	whenever our board of directors deems necessary or our supervisory board so requests; or

•	whenever two or more of our independent directors so request.

Resolutions proposed by shareholder(s) holding 5% or more of the total voting shares shall be included in the agenda for the relevant annual general meeting if they are within the functions and powers of shareholders in general meetings.

All shareholders’ meetings must be convened by our Board of Directors by written notice given to shareholders not less than 45 days before the meeting. We may convene a shareholders’ general meeting where the number of voting shares represented by those shareholders from whom we have received 20 days before the meeting notices of intention to attend the meeting reaches one half or more of our voting shares; or, if that number is not reached, we shall within five days notify the shareholders again of the matters proposed to be considered at the meeting, the date and the place of the meeting by way of public announcement. After such public announcement, we may hold the shareholders’ general meeting. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our Articles of Association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not PRC residents to hold H shares and exercise voting rights.

Each share is entitled to one vote on all matters submitted for vote at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanies by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

Resolutions on any of the following matters must be approved by more than two-thirds of the voting rights held by shareholders who are present in person or by proxy:

•	an increase or decrease in our share capital or the issuance of shares, warrants and other similar securities;

•	issuance of debentures;

•

our division, merger, dissolution or liquidation (shareholders who object to a proposed merger are entitled to demand that either we or the shareholders who approved the merger purchase their shares at a fair price);

•	amendments to our Articles of Association;

•	amendment of shareholders’ rights of any class of shares; and

•	any other matters determined by a majority of shareholders at a general meeting to have a material impact on us and should be approved by two-thirds of the voting rights.

All other actions taken by the shareholders will be approved by a majority of the voting rights held by shareholders.

Any shareholder resolution that is in violation of any PRC laws or regulations or the articles of association will be null and void.

Liquidation Rights

In the event of our liquidation, the H shares will rank pari passu with the domestic shares, and any of our assets remaining after payment (in order of priority) of (a) the costs of liquidation (b) wages and social insurance fees payable to or for our employees (c) outstanding taxes and (d) bank loans, and company bonds and other debts, will be divided among our shareholders in accordance with the class of shares and their proportional shareholdings.

Increases in Share Capital

Under our Articles of Association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by two-thirds of all shareholders and two-thirds of each of the class of domestic shares and the H shares, respectively. No such approval is required if, but only to the extent that we issue domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic shares and H shares then outstanding, respectively, in any 12-month period, as already approved by two-thirds of all shareholders. New issues of shares must also be approved by relevant PRC authorities.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed upon by the subscriber of the relevant shares at the time of subscription.

Shareholders do not have preemptive rights with respect to new issues of shares of the Company.

Decrease in Share Capital and Repurchase

We may reduce our registered share capital only upon obtaining the approval of at least two-thirds of our shareholders and, in certain circumstances, of relevant PRC authorities. The number of H shares that may be repurchased is subject to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

Ownership Threshold

There are no provisions under our articles of association which relate to ownership thresholds above which shareholder ownership is required to be disclosed.

Restrictions on Large or Controlling Shareholders

Our Articles of Association define a controlling shareholder as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	holds 30% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

As of the date of this annual report, China Telecom Group, a wholly state-owned company, is our only controlling shareholder.

Our Articles of Association provide that, in addition to any obligation imposed by laws and administrative regulations or required by the Listing Rules, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of all or some shareholders:

•	to relieve a director or supervisor from his or her duty to act honestly in our best interests;

•

to approve the appropriation by a director or supervisor (for his or her own benefit or for the benefit of any other person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

•

to approve the appropriation by a director or supervisor (for his or her own benefit or for the benefit of any other person) of the individual rights of any other shareholders, including, without limitation, rights to distributions and voting rights (except in accordance with a restructuring of our company which has been submitted for approval by the shareholders at a general meeting in accordance with our articles of association).

If a controlling shareholder exercises its voting rights in violation of the provisions set forth above, a shareholder can sue such controlling shareholder and enforce its rights through arbitration in the PRC or Hong Kong.

Sources of Shareholders’ Rights

Currently, the primary sources of shareholders’ rights are our Articles of Association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994, pursuant to the requirement of the China Securities Regulatory Commission. Any amendment to those provisions will only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission. The Listing Rules of the Hong Kong Stock Exchange require a number of additional provisions to the Mandatory Provisions to be included in our articles of association.

The listing agreement between us and the Hong Kong Stock Exchange provides that we may not amend certain provisions of our articles of association that have been mandated by the Hong Kong Stock Exchange. These provisions relate to:

•	varying the rights of existing classes of shares;

•	voting rights;

•	our power to purchase our own shares;

•	rights of minority shareholders; and

•	liquidation procedures.

In addition, for so long as our H shares are listed on the Hong Kong Stock Exchange, we will be subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including, among other things, the Listing Rules of the Hong Kong Stock Exchange, the Securities & Futures Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protection discussed below are derived from our articles of association and the PRC Company Law.

Enforceability of Shareholders’ Rights

Enforceability of our shareholders’ rights may be limited. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The PRC legal system has inherent uncertainties that could limit the legal protections available to you”.

Restrictions on Transferability and the Share Register

Under our Articles of Association, in order for any PRC shareholder to sell its domestic shares to persons outside the PRC who will receive H shares upon the sale, such sales must be approved by two-thirds of our domestic shareholders and H shareholders at duly convened meetings of domestic shareholders and H shareholders held separately and at a duly convened joint meeting of domestic shareholders and H shareholders. Such sales are also subject to approval by the State-Owned Assets Supervision and Administration Commission of the State Council, the China Securities Regulatory Commission and other relevant governmental authorities.

We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to holders of H shares. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 30 days prior to the date of a shareholders’ general meeting or within five days prior to the record date established for the purpose of distributing a dividend.

We have appointed Hong Kong Registrars Limited to act as the registrar of our H shares. This registrar maintains our register of holders of H shares at our offices in Hong Kong and enters transfers of H shares in such register upon the presentation of the documents described above.

C.	Material Contracts

See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for certain arrangements we have entered into with China Telecom Group and/or other entities.

D.	Exchange Controls

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. Under the existing PRC foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions if foreign currencies become scarce in the PRC. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the PRC government restricts access to foreign currencies for current account transactions.

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

The taxation of income and capital gains of holders of H shares or ADSs is subject to the PRC laws and practices and of jurisdictions in which holders of H shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice.

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

People’s Republic of China

The following is a summary of certain PRC tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This summary does not purport to address all material tax consequences of the ownership of H shares, and does not take into account the specific circumstances of any particular investors. This summary is based on the PRC tax laws as in effect on the date of this annual report, as well as on the Agreement between the United States of America and the PRC for the Avoidance of Double Taxation, or the PRC-US Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

This discussion does not address any aspects of PRC taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisors regarding Chinese, Hong Kong and other tax consequences of owning and disposing of H shares.

Taxation of Dividends

Individual Investors. According to the PRC Provisional Regulations Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the PRC Individual Income Tax Law, as amended on December 29, 2007, and its Implementing Regulations, as amended on February 18, 2008, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not a PRC resident, the receipt of dividends from a PRC company is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the State Administration of Taxation of the PRC, or the SAT, the PRC central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the PRC State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a PRC company to individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, such as H shares, are not subject to PRC withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares, including H shares and ADSs.

Under the PRC Individual Income Tax Law, foreign individuals are subject to withholding tax on dividends paid by a PRC company at a rate of 20% unless specifically exempted by the tax authority of the State Council. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a PRC company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. Such withholding tax may be reduced under an applicable double-taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Enterprises. According to the New Tax Law and the Implementing Regulations which took effect on January 1, 2008, dividends paid by a PRC company to a foreign enterprise which is a “non-resident enterprise”, which is established under the law of a non-PRC jurisdiction and has no establishment or residence in the PRC or whose dividends from the PRC do not relate to its establishment or residence in the PRC, are subject to a 10% tax, unless reduced by an applicable double-taxation treaty. Dividends paid by a PRC company to a resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, are not subject to any PRC income tax.

Tax Treaties. Investors who do not reside in the PRC and reside in countries that have entered into double-taxation treaties with the PRC may be entitled to a reduction of the withholding tax imposed on the payment of dividends to investors of our Company who do not reside in the PRC. The PRC currently has double-taxation treaties with a number of other countries, which include:

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	the Netherlands;

•	Singapore;

•	the United Kingdom; and

•	the United States.

Under the PRC-US Treaty, the PRC may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of such dividend. It is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in the Company of 25% or more, but this position is uncertain and the PRC authorities may take a different position. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the PRC-US Treaty, (ii) does not maintain a permanent establishment or fixed base in the PRC to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the PRC-US Treaty with respect to income and gains derived in connection with the H shares.

Taxation of Capital Gains

With respect to individual holders of H shares, the Provisions for Implementation of the PRC Individual Income Tax Law, as amended on February 18, 2008, stipulated that gains realized on the sale of equity shares would be subject to income tax at a rate of 20% on the gains, and empowered the Ministry of Finance to draft detailed tax rules on the mechanism for collecting such tax, as per the official publication “China Securities News” of April 13, 1994. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated June 20, 1994, February 9, 1996 and March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares may be subject to capital gains tax at the rate of 20% unless such tax is reduced or eliminated by an applicable double-taxation treaty. If tax on capital gains from the sale of H shares become applicable, it is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in our Company of 25% or more, but this position is uncertain and the PRC authorities may take a different position.

The Tax Notice provides that gains realized by enterprises that are holders of Overseas Shares would, temporarily, not be subject to capital gains taxes. On November 18, 2000, the State Council issued a notice entitled “State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in the PRC,” or the Tax Reduction Notice. Under the Tax Reduction Notice, beginning January 1, 2000, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in the PRC by foreign enterprises without agencies or establishment in the PRC, or by foreign enterprises without any substantive relationship with their agency or establishment in the PRC. Therefore, if the exemption under the Tax Notice does not apply, and the Tax Reduction Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gains obtained prior to January 1, 2008, unless reduced by an applicable double-taxation treaty. However, under the New Tax Law and the Implementing Regulations which took effect on January 1, 2008, capital gains realized by a foreign enterprise which is a “non-resident enterprise” upon the sale of the overseas-listed shares of a PRC company are subject to a 10% tax after January 1, 2008, unless reduced by an applicable double-taxation treaty. Capital gains realized by a resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, are subject to the PRC enterprise income tax. Given the above provisions under the New Tax Law, the effectiveness of the tax exemption granted by the Tax Notice to holders of Overseas Shares becomes uncertain.

Additional PRC Tax Considerations

PRC Stamp Duty. PRC stamp duty imposed on the transfer of shares of PRC publicly traded companies under the Provisional Regulations should not apply to the acquisition and disposal by non-PRC investors of H shares or ADSs outside of the PRC by virtue of the PRC Provisional Regulations Concerning Stamp Duty, which became effective on October 1, 1988 and which provide that PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and are protected under PRC law.

Estate Tax. No liability for estate tax under PRC law will arise from non-PRC nationals holding H shares.

Hong Kong

Tax of Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as an H share. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and 15% on unincorporated business. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income. You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

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

Dividends will be income from sources outside the United States, and, depending on your circumstances, will be either passive income or general income for purposes of computing the foreign tax credit allowable to you.

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

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC, at its public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2008 and 2007, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2008:

	Expected Maturity
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,568	—	—	—	—	—	1,568	1,568
Japanese yen	1	—	—	—	—	—	1	1
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	36	—	—	—	—	—	36	36
Other currencies	—	—	—	—	—	—	—	—
Time deposits
United States dollars	—	—	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	291	546	97	97	97	713	1,841	1,793
Average interest rate	2.5%	2.8%	2.8%	2.8%	2.6%	2.6%
Debts in United States dollars
Fixed rate	22	74	41	40	40	471	688	605
Average interest rate	2.3%	2.3%	2.3%	2.2%	1.3%	1.2%
Variable rate	33	73	8	8	8	59	189	166
Average interest rate(1)	1.1%	1.1%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	37	40	39	33	45	392	586	494
Average interest rate	1.9%	1.9%	1.9%	1.8%	1.3%	1.3%
Variable rate	1	1	1	7	7	83	100	84
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	18	43	40
Average interest rate(1)	2.5%	2.8%	2.9%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2008.

As of December 31, 2007:

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,206	—	—	—	—	—	1,206	1,206
Japanese yen	1	—	—	—	—	—	1	1
Euro	—	—	—	—	—	—	—	—
Hong Kong dollars	150	—	—	—	—	—	150	150

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Other currencies	—	—	—	—	—	—	—	—
Time deposits
United States dollars	69	—	—	—	—	—	69	69
Japanese yen	2	—	—	—	—	—	2	2
Liabilities:
Debts in Japanese yen
Fixed rate	466	194	346	88	88	714	1,896	1,835
Average interest rate	1.2%	2.8%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	55	107	47	43	41	489	782	759
Average interest rate	3.0%	2.3%	2.3%	2.3%	2.2%	1.2%
Variable rate	22	58	58	9	9	74	230	220
Average interest rate(1)	4.4%	1.1%	1.1%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	45	39	40	40	40	436	640	549
Average interest rate	2.1%	1.9%	1.9%	1.9%	1.8%	1.3%
Variable rate	3	3	3	3	11	176	199	158
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	8	7	7	7	34	71	67
Average interest rate(1)	2.5%	2.5%	2.8%	2.9%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2007.

Interest Rate Risk

The People’s Bank of China has the sole authority in the PRC to establish the official interest rates for Renminbi-denominated loans. Financial institutions in the PRC set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2007 and 2008, our debt consisted of fixed and variable rate debt obligations with maturities from 2008 to 2040 and from 2009 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2007 and 2008, respectively:

As of December 31, 2008:

	Expected Maturity
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	83,418	846	10,200	—	9,879	2	104,345	103,939
Average interest rate	5.1%	6.6%	5.4%	—	4.2%	5.2%
Variable rate	206	91	—	—	—	15,150	15,447	15,143
Average interest rate(1)	6.1%	6.3%	—	—	—	5.2%
Debts in Japanese yen
Fixed rate	291	546	97	97	97	713	1,841	1,793
Average interest rate	2.5%	2.8%	2.8%	2.8%	2.6%	2.6%
Debts in United States dollars
Fixed rate	22	74	41	40	40	471	688	605
Average interest rate	2.3%	2.3%	2.3%	2.2%	1.3%	1.2%
Variable rate	33	73	8	8	8	59	189	166
Average interest rate(1)	1.1%	1.1%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	37	40	39	33	45	392	586	494
Average interest rate	1.9%	1.9%	1.9%	1.8%	1.3%	1.3%
Variable rate	1	1	1	7	7	83	100	84
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	18	43	40
Average interest rate(1)	2.5%	2.8%	2.9%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2008.

As of December 31, 2007:

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	70,849	221	382	—	—	7	71,459	71,440
Average interest rate	4.4%	6.0%	6.1%	—	—	—
Variable rate	130	69	100	—	—	30,150	30,449	27,776
Average interest rate(1)	6.7%	6.1%	6.4%	—	—	5.2%
Debts in Japanese yen
Fixed rate	466	194	346	88	88	714	1,896	1,835
Average interest rate	1.2%	2.8%	2.8%	2.8%	2.8%	2.6%
Debts in United States dollars
Fixed rate	55	107	47	43	41	489	782	759
Average interest rate	3.0%	2.3%	2.3%	2.3%	2.2%	1.2%
Variable rate	22	58	58	9	9	74	230	220
Average interest rate(1)	4.4%	1.1%	1.1%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	45	39	40	40	40	436	640	549
Average interest rate	2.1%	1.9%	1.9%	1.9%	1.8%	1.3%
Variable rate	3	3	3	3	11	176	199	158
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	1.0%
Debts in other currencies
Variable rate	8	8	7	7	7	34	71	67
Average interest rate(1)	2.5%	2.5%	2.8%	2.9%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2007.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act.

As of December 31, 2008, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG, Hong Kong, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries (the “Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 24, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 24, 2009

Changes in Internal Control Over Financial Reporting

During the financial year ended December 31, 2008, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xu Erming. They are all independent non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”. Our Board of Directors has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B.	Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our Company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report. The text of this code of ethics is also posted on our Internet website at http://www.chinatelecom-h.com/eng/corpinfo/pdf/gaoguan.pdf. Copies of this code of ethics may also be obtained at no charge by writing to our investor relations department at 38/F, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2007 and 2008:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2007	RMB58 million	RMB0.9 million	—	—
2008	RMB80 million	RMB0.9 million	RMB0.06 million	RMB45.75 million

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit-related fees in the amount of RMB0.9 million were paid for the advisory services provided to us regarding our internal control.

Tax fees in the amount of RMB0.06 million were paid for profit tax filing assistance service.

Other fees in the amount of RMB45.75 million were paid for due diligence services that our principal accountants provided to us in connection with the acquisition of the CDMA Business in 2008.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Our Company was incorporated under the PRC laws on September 10, 2002 as a joint stock company with limited liability. Our H shares are listed on the Hong Kong Stock Exchange. Our ADSs are listed on the NYSE. As a foreign private issuer, we are not required to comply with all the corporate governance rules of Section 303A of the Listed Company Manual of the NYSE. However, we are required to disclose the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of the NYSE.

Pursuant to the requirements of the Listed Company Manual of the NYSE, the board of directors of all U.S. domestic companies listed on the NYSE must have a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board of Directors is not required to have a majority of independent directors. Under the Listing Rules, at least one third of the board of directors of a listed company shall be independent directors. Our Board of Directors currently consists of 14 directors, of which five are independent directors, making the number of independent directors exceeding one third of the total number of directors on our Board of Directors. These independent directors satisfy the requirements on “independence” under the Listing Rules, however, the requirements of the Hong Kong Stock Exchange differs from the requirements of Section 303A.02 of the Listed Company Manual of the NYSE.

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Code on Corporate Governance Practices of the Hong Kong Stock Exchange for the year ended December 31, 2008.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary).(9)

4.10	Underwriting Agreement, dated September 20, 2005, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary).(10)

4.12	Underwriting Agreement, dated April 10, 2006, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.13	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.14	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.15	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

Exhibits	Description
4.16	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.17	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.18	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.19	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (11)

4.20	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (11)

4.21	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.22	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.23	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.24	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (11)

4.25	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecom Group (English Translation). (12)

4.26	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (12)

4.27	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecom Group (English Summary). (12)

4.28	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecom Group (English Summary). (12)

4.29	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (12)

4.30	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary).

4.31	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary).

4.32	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary).

4.33	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary).

4.34	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary).

Exhibits	Description
4.35	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary).

4.36	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English translation).

4.37	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary).

4.38	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecom Group Beijing Corporation (English translation).

4.39	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecom Group (English summary).

4.40	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary).

4.41	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: June 24, 2009

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated balance sheets of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
March 24, 2009

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

(Amounts in millions)

		December 31,
	Note	2007	2008
		RMB (restated)	RMB
ASSETS

Current assets
Cash and cash equivalents	3	21,427	27,866
Time deposits with original maturity over three months		222	397
Accounts receivable, net	4	16,979	17,289
Inventories	5	2,665	2,561
Prepayments and other current assets	6	2,817	7,386

Total current assets		44,110	55,499
Non-current assets
Property, plant and equipment, net	7	329,292	299,159
Construction in progress	8	13,626	13,615
Lease prepayments		5,451	5,608
Goodwill	9	—	29,922
Intangible assets	10	2,814	14,235
Interests in associates	11	800	882
Investments	12	274	177
Deferred tax assets	13	9,281	14,628
Other assets		7,683	6,612

Total non-current assets		369,221	384,838

Total assets		413,331	440,337

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	14	67,767	83,448
Current portion of long-term debt	14	3,811	565
Accounts payable	15	29,013	34,458
Accrued expenses and other payables	16	30,670	53,628
Income tax payable		3,314	164
Current portion of finance lease obligations		24	22
Current portion of deferred revenues	17	5,646	4,505

Total current liabilities		140,245	176,790
Non-current liabilities
Long-term debt	14	34,148	39,226
Finance lease obligations		5	18
Deferred revenues	17	9,840	6,939
Deferred tax liabilities	13	3,121	2,816

Total non-current liabilities		47,114	48,999

Total liabilities		187,359	225,789
Equity
Share capital	18	80,932	80,932
Reserves	19	143,589	132,104

Total equity attributable to equity holders of the Company		224,521	213,036
Minority interests		1,451	1,512

Total equity		225,972	214,548

Total liabilities and equity		413,331	440,337

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2006	2007	2008
		RMB (restated)	RMB (restated)	RMB

Operating revenues	20	177,485	180,882	186,801

Operating expenses
Depreciation and amortization		(51,690)	(52,607)	(53,880)
Network operations and support		(29,487)	(29,856)	(36,096)
Selling, general and administrative		(22,710)	(24,294)	(27,935)
Personnel expenses	21	(26,390)	(27,419)	(28,946)
Other operating expenses	22	(8,208)	(8,965)	(10,632)
Impairment loss on property, plant and equipment	7	—	—	(24,167)

Total operating expenses		(138,485)	(143,141)	(181,656)

Operating income		39,000	37,741	5,145

Deficit on revaluation of property, plant and equipment	7	—	(2,755)	—

Net finance costs	23	(4,472)	(4,288)	(5,076)

Investment (loss)/income		(25)	83	5

Equity in income of associates		61	215	112

Earnings before income tax		34,564	30,996	186

Income tax	24	(6,919)	(6,704)	793

Net income		27,645	24,292	979

Attributable to

Equity holders of the Company		27,562	24,195	884
Minority interests		83	97	95

Net income		27,645	24,292	979

Basic earnings per share	26	0.34	0.30	0.01

Weighted average number of shares	26	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Minority interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006, as previously reported		80,932	(2,804)	10,746	7,451	42,216	10,888	(170)	35,475	184,734	1,444	186,178
Adjustment for the Fourth Acquisition	1	—	—	—	—	—	3,023	—	—	3,023	—	3,023

Balance as of January 1, 2006, as restated		80,932	(2,804)	10,746	7,451	42,216	13,911	(170)	35,475	187,757	1,444	189,201
Gains and losses recognized directly in equity:
Effect of changes in tax rates	13	—	—	—	—	—	5	—	—	5	—	5
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB 22)		—	—	—	—	—	44	—	—	44	—	44
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(309)	—	(309)	—	(309)

		—	—	—	—	—	49	(309)	—	(260)	—	(260)
Net income, as restated		—	—	—	—	—	—	—	27,562	27,562	83	27,645

Total recognized income and expenses		—	—	—	—	—	49	(309)	27,562	27,302	83	27,385
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	33	—	(33)	—	—	—
Revaluation surplus realized		—	—	—	(94)	—	—	—	94	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(182)	—	182	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(79)	(79)
Dividends		—	—	—	—	—	—	—	(6,283)	(6,283)	—	(6,283)
Transfer from retained earnings to other reserves		—	—	—	—	—	420	—	(420)	—	—	—
Appropriations	19	—	—	—	—	7,602	—	—	(7,602)	—	—	—
Contribution from China Telecom		—	—	—	—	—	573	—	—	573	—	573

Balance as of December 31, 2006, as restated		80,932	(2,804)	10,746	7,357	49,818	14,804	(479)	48,975	209,349	1,448	210,797
Gains and losses recognized directly in equity:
Effect of changes in tax rates	13	—	—	—	—	—	(1,577)	—	—	(1,577)	—	(1,577)
Surplus on revaluation of property, plant and equipment		—	—	—	4,809	—	—	—	—	4,809	—	4,809
Deferred tax on revaluation surplus	13	—	—	—	—	—	(1,136)	—	—	(1,136)	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14)		—	—	—	—	—	64	—	—	64	—	64

Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(103)	—	(103)	—	(103)

		—	—	—	4,809	—	(2,649)	(103)	—	2,057	—	2,057
Net income, as restated		—	—	—	—	—	—	—	24,195	24,195	97	24,292

Total recognized income and expenses		—	—	—	4,809	—	(2,649)	(103)	24,195	26,252	97	26,349
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	31	—	(31)	—	—	—
Revaluation surplus realized		—	—	—	(194)	—	—	—	194	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(169)	—	169	—	—	—

Distribution to minority interests		—	—	—	—	—	—	—	—	—	(94)	(94)
Dividends	25	—	—	—	—	—	—	—	(6,741)	(6,741)	—	(6,741)
Appropriations	19	—	—	—	—	5,388	—	—	(5,388)	—	—	—
Distribution to China Telecom		—	—	—	—	—	(2,931)	—	—	(2,931)	—	(2,931)
Transfer from retained earnings to other reserves		—	—	—	—	—	649	—	(649)	—	—	—
Adjustment to statutory reserves		—	—	—	—	(2,839)	—	—	2,839	—	—	—
Considerations for the acquisition of the Third Acquired Group		—	—	—	—	—	(1,408)	—	—	(1,408)	—	(1,408)

Balance as of December 31, 2007, as restated		80,932	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	224,521	1,451	225,972

Gains and losses recognized directly in equity:
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB23)		—	—	—	—	—	(69)	—	—	(69)	—	(69)

Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(83)	—	(83)	—	(83)

		—	—	—	—	—	(69)	(83)	—	(152)	—	(152)
Net income		—	—	—	—	—	—	—	884	884	95	979

Total recognized income and expenses		—	—	—	—	—	(69)	(83)	884	732	95	827
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	127	—	(127)	—	—	—
Revaluation surplus realized		—	—	—	(562)	—	—	—	562	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(132)	—	132	—	—	—

Distributions to minority interests		—	—	—	—	—	—	—	—	—	(34)	(34)
Dividends	25	—	—	—	—	—	—	—	(6,125)	(6,125)	—	(6,125)
Appropriations	19	—	—	—	—	—	—	—	—	—	—	—
Distribution to China Telecom		—	—	—	—	—	(535)	—	—	(535)	—	(535)
Adjustment to statutory reserves		—	—	—	—	3,718	—	—	(3,718)	—	—	—
Transfer from retained earnings to other reserves		—	—	—	—	—	425	—	(425)	—	—	—
Consideration for the acquisition of the Fourth Acquired Company	1	—	—	—	—	—	(5,557)	—	—	(5,557)	—	(5,557)

Balance as of December 31, 2008		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in millions)

		Year ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
		(restated)	(restated)
Net cash from operating activities	(a)	75,042	75,783	76,756

Cash flows from investing activities
Capital expenditure		(50,399)	(46,847)	(46,652)
Purchase of investments		—	(72)	(92)
Lease prepayments		(300)	(260)	(120)
Proceeds from disposal of property, plant and equipment		453	362	620
Proceeds from disposal of investments		—	42	111
Purchase of time deposits with maturity over three months		(379)	(222)	(397)
Maturity of time deposits with maturity over three months		292	379	222
Payment of purchase price for the acquisition of CDMA business, net of cash acquired	9	—	—	(29,511)

Net cash used in investing activities		(50,333)	(46,618)	(75,819)

Cash flows from financing activities
Principal element of finance lease payments		(108)	(48)	(24)
Proceeds from bank debt and other loans		95,226	84,990	109,235
Proceeds from issuance of medium-term notes		—	—	19,787
Repayments of bank debt and other loans		(110,233)	(105,037)	(96,650)
Repayments of loan in connection with the First Acquisition		—	—	(15,000)
Payment of purchase price for the Third Acquisition		—	(1,408)	—
Payment of purchase price for the Fourth acquisition		—	—	(5,557)
Payment of dividends		(6,283)	(6,273)	(6,167)
Distribution to China Telecom		—	(2,931)	—
Contribution from China Telecom		573	—	—
Net cash distributions to minority interests		(79)	(40)	(39)

Net cash (used in)/generated from financing activities		(20,904)	(30,747)	5,585

Net increase/(decrease) in cash and cash equivalents		3,805	(1,582)	6,522
Cash and cash equivalents at beginning of year		19,606	23,113	21,427
Effect of changes in foreign exchange rate		(298)	(104)	(83)

Cash and cash equivalents at end of year		23,113	21,427	27,866

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
	(restated)	(restated)
Earnings before income tax	34,564	30,996	186
Adjustments for:
Depreciation and amortization	51,690	52,607	53,880
Impairment losses on property, plant and equipment	—	—	24,167
Deficit on revaluation of property, plant and equipment	—	2,755	—
Impairment losses for bad and doubtful debts	1,245	1,386	1,828
Investment loss/(income)	25	(83)	(5)
Equity in income of associates	(61)	(215)	(112)
Interest income	(519)	(380)	(430)
Interest expense	5,092	4,772	5,336
Unrealized foreign exchange (gains)/ loss	(50)	(104)	170
Loss on retirement and disposal of property, plant and equipment	2,143	1,697	2,550
Increase in accounts receivable	(902)	(1,965)	(1,439)
(Increase)/decrease in inventories	(508)	550	357
Decrease/(increase) in prepayments and other current assets	12	(205)	(1,155)
Decrease in other non-current assets	1,516	1,486	1,309
(Decrease)/increase in accounts payable	(423)	(3,010)	3,745
(Decrease)/increase in accrued expenses and other payables	(869)	2,803	3,000
Decrease in deferred revenues	(6,949)	(5,279)	(4,042)

Cash generated from operations	86,006	87,811	89,345
Interest received	506	402	440
Interest paid	(5,830)	(5,206)	(5,055)
Investment income received	26	66	21
Income tax paid	(5,666)	(7,290)	(7,995)

Net cash from operating activities	75,042	75,783	76,756

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). As described in Note 9, following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group began to provide nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions. The Group offers a comprehensive range of wireline and mobile telecommunications services, including wireline voice, mobile voice, Internet and managed data, leased line, value added services, integrated information application services and other related services.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (formerly known as “Ministry of Information Industry”, hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

Organization

China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Group referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the Ministry of Industry and Information Technology of the PRC. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to the former China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and the former China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

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

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on December 15, 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 on December 31, 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 and a long-term payable of RMB35,000 (see Note 14).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on June 9, 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 on June 30, 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 and a long-term payable of RMB19,460. On June 30, 2004, the Company repaid RMB4,310 of this payable amount using the net proceeds from the issuance of new H shares in May 2004 (see Note 14).

Pursuant to an equity purchase agreement entered into by the Company with China Telecom on June 15, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecom for a total purchase price of RMB1,408 (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in July 2007.

Pursuant to an acquisition agreement entered into by the Company and China Telecom on March 31, 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecom for a total purchase price of RMB5,557 (hereinafter, referred to as the “Fourth Acquisition”). The purchase price was fully paid in July 2008.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group and the Fourth Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Fourth Acquired Company are under common control of China Telecom, the Fourth Acquisition has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Fourth Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Fourth Acquisition have been restated to include the results of operations and assets and liabilities of the Fourth Acquired Company on a combined basis. The retained profits of the Fourth Acquired Company prior to June 30, 2008 of RMB535 were distributed to China Telecom and have been reflected as a distribution to China Telecom in the consolidated statement of changes in equity for the year ended December 31, 2008. The consideration for the acquisition of the Fourth Acquired Company has been accounted for as an equity transaction in the consolidated statement of changes in equity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Basis of presentation (continued)

The results of operations for the years ended December 31, 2006 and 2007 and the financial position as of December 31, 2006 and 2007 as previously reported by the Group and the combined amounts presented in the accompanying combined consolidated financial statements to reflect the acquisition of the Fourth Acquired Company are set out below:

	The Group (as previously reported)	The Fourth Acquired Company	The Group (as restated)
	RMB	RMB	RMB
Result of operations for the year ended December 31, 2006:
Operating revenues	175,616	1,869	177,485
Net income for the year	27,324	321	27,645
Result of operations for the year ended December 31, 2007:
Operating revenues	178,656	2,226	180,882
Net income for the year	23,799	493	24,292
Financial position
Total assets as of December 31, 2007	408,004	5,327	413,331
Total liabilities as of December 31, 2007	185,632	1,727	187,359
Total equity	222,372	3,600	225,972

For the periods presented, all significant balances and transactions between the Group and the Fourth Acquired Company have been eliminated on combination.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. The accounting policies described below have been consistently applied by the Group, unless otherwise stated.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(l)).

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

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after January 1, 2008 (see Note 35). The Group has elected to early adopt IFRS 8 “Operating Segments” for the year ended December 31, 2008 (see Note 2(y)).

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated statements of income as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company.

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

The functional and presentation currency of the Company and its subsidiaries in mainland PRC is Renminbi (“RMB”). The functional currency of CT(HK), CT Americas and CT Macau is Hong Kong dollars (HK$), US dollars (US$) and Macau Pataca (MOP) respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences, other than those capitalized as construction in progress (Note 2(i)), are recognized as income or expense in the consolidated statements of income. For the periods presented, no exchange differences were capitalized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Translation of foreign currencies (continued)

When preparing the Company’s consolidated financial statements, the results of operations of CT (HK), CT Americas and CT Macau are translated into Renminbi at average rate prevailing during the year. Balance sheet items of CT (HK), CT Americas and CT Macau are translated into Renminbi at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized directly in exchange reserve, a component of equity.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (Note 2(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Materials and supplies are valued at cost using specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure, including the cost of repairs and maintenance which is substantially included in network operations and support expenses, is expensed as it is incurred.

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

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2007 and 2008 were RMB32 and RMB93 respectively.

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

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are initially carried at cost and then charged to income on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). The cost of an item comprises direct costs of construction, interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost of the Group’s interest in the net fair value of CDMA business’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business combination (Note 9).

The computer software that is not an integral part of any tangible assets, is initially recorded at cost less subsequent accumulated amortization and impairment losses (Note 2(n)). Amortization of computer software is calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years.

The customer relationships acquired in the CDMA business combination is recorded at the acquisition-date fair value and amortized on a straight-line basis over the expected customer relationship of 5 years.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized directly in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statements of income. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(n)).

(m)	Operating lease charges

Where the group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(n)	Impairment

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statements of income. Impairment losses for trade and other receivables are reversed through profit and loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets, construction in progress and investments are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each year balance sheet date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Impairment (continued)

(ii)	Impairment of long-lived assets (continued)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognized as an expense in the consolidated statements of income. Impairment loss recognized in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as an income in the consolidated statements of income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. For the years presented, no reversal of impairment loss was recognized in the consolidated statements of income. An impairment loss in respect of goodwill is not reversed.

(o)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) wireline and mobile telephony services which consist of (i) usage fees, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as caller ID services, short messaging services, information services and ring tone services. The Group recognizes mobile telephony service revenue over the periods they are earned as follows:

(i)	Revenue derived from local, DLD and ILD usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The direct incremental costs associated with the installation of wireline services are deferred to the extent of the upfront fees and are amortized over the same expected customer relationship period.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from value-added services are recognized when the services are provided to customers.

Other related telecommunications service revenue are recognized as follows:

(i)	Revenue from the provision of Internet and managed data services are recognized when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognized over the term of the lease.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Revenue recognition (continued)

(iv)	Revenue derived from integrated information application services are recognized when the services are provided to customers.

(v)	Sale of customer-end equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB10,543, RMB10,638 and RMB13,210 for the years ended December 31, 2006, 2007 and 2008 respectively.

(q)	Net finance costs

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

(r)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2006, 2007 and 2008, research and development expense were RMB294, RMB524 and RMB490 respectively.

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognized as an expense in the consolidated statements of income as incurred. Further information is set out in Note 31.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the consolidated statements of income over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability charged or credited to the consolidated statements of income. Further details of the Group’s stock appreciation rights scheme are set out in Note 32.

(t)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and the redemption value recognized in the consolidated statements of income over the period of the borrowings, together with any interest, using the effective interest method.

(u)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(v)	Provisions and contingent liabilities

A provision is recognized in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Provisions and contingent liabilities (continued)

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

(w)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statements of income, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(x)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(y)	Segmental reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in telecommunication business. No geographical area information has been presented as such information is immaterial. The Group’s assets located and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	CASH AND CASH EQUIVALENTS

	December 31,
	2007	2008
	RMB	RMB
Cash at bank and in hand	17,002	21,916
Time deposits with original maturity within three months	4,425	5,950

	21,427	27,866

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,
	2007	2008
	RMB	RMB
Accounts receivable
Third parties	16,796	17,923
China Telecom Group	248	372
Other state-controlled telecommunications operators in the PRC	1,378	1,112

	18,422	19,407
Less: Allowance for impairment of doubtful debts	(1,443)	(2,118)

	16,979	17,289

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

The following table summarizes the changes in allowance for impairment of doubtful debts for each of the years in the three-year period ended December 31, 2008:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
At beginning of year	1,520	1,522	1,443
Acquisition of CDMA business	—	—	491
Allowance for impairment of doubtful debts	1,240	1,361	1,797
Accounts receivable written off	(1,238)	(1,440)	(1,613)

At end of year	1,522	1,443	2,118

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2007	2008
	RMB	RMB
Current, within 1 month	11,016	11,282
1 to 3 months	2,408	2,170
4 to 12 months	1,009	1,514
More than 12 months	304	495

	14,737	15,461
Less: Allowance for impairment of doubtful debts	(1,313)	(2,009)

	13,424	13,452

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telecommunications operators and customers is as follows:

	December 31,
	2007	2008
	RMB	RMB
Current, within 1 month	1,645	1,397
1 to 3 months	1,042	1,210
4 to 12 months	498	834
More than 12 months	500	505

	3,685	3,946
Less: Allowance for impairment of doubtful debts	(130)	(109)

	3,555	3,837

5.	INVENTORIES

Inventories represent:

	December 31,
	2007	2008
	RMB	RMB
Materials and supplies	1,451	1,067
Goods for resale	1,214	1,494

	2,665	2,561

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2007	2008
	RMB	RMB
Amounts due from China Telecom Group	435	700
Amounts due from other state-controlled telecommunications operators in the PRC	261	1,052
Amount due from China Unicom in relation to the acquisition of CDMA business	—	3,471
Prepayments in connection with construction work and equipment purchases	855	836
Prepaid expenses and deposits	708	720
Other receivables	558	607

	2,817	7,386

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2007	74,510	525,293	19,299	619,102
Additions	199	725	628	1,552
Transferred from construction in progress	3,649	43,964	1,460	49,073
Disposals	(193)	(13,464)	(968)	(14,625)
Reclassification	(23)	230	(207)	—
Revaluations	3,739	19,405	(4)	23,140

Balance at December 31, 2007	81,881	576,153	20,208	678,242
Additions	100	1,014	871	1,985
Transferred from construction in progress	2,511	40,784	1,584	44,879
Acquisition of CDMA business	920	1,622	91	2,633
Disposals	(148)	(14,564)	(991)	(15,703)
Reclassification	—	174	(174)	—

Balance at December 31, 2008	85,264	605,183	21,589	712,036

Accumulated depreciation and impairment:
Balance at January 1, 2007	(16,867)	(260,867)	(10,931)	(288,665)
Depreciation charge for the year	(3,098)	(46,409)	(2,258)	(51,765)
Written back on disposal	78	11,585	903	12,566
Reclassification	(69)	59	10	—
Revaluations	(161)	(20,928)	3	(21,086)

Balance at December 31, 2007	(20,117)	(316,560)	(12,273)	(348,950)
Acquisition of CDMA business	—	(27)	(9)	(36)
Depreciation charge for the year	(3,436)	(46,661)	(2,160)	(52,257)
Provision for impairment	(36)	(24,131)	—	(24,167)
Written back on disposal	76	11,545	912	12,533
Reclassification	—	(99)	99	—

Balance at December 31, 2008	(23,513)	(375,933)	(13,431)	(412,877)

Net book value at December 31, 2008	61,751	229,250	8,158	299,159

Net book value at December 31, 2007	61,764	259,593	7,935	329,292

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

The following is a summary of the carrying value of the Group’s property, plant and equipment (excluding Beijing Telecom) before the revaluation and the revalued amounts of these assets as of December 31, 2007:

	Carrying value before the revaluation	Revaluation surplus	Revaluation deficit	Revalued amounts
	RMB	RMB	RMB	RMB
Buildings and improvements	56,913	3,578	—	60,491
Telecommunications network plant and equipment	259,349	1,231	(2,754)	257,826
Furniture, fixture, motor vehicles and other equipment	7,807	—	(1)	7,806

	324,069	4,809	(2,755)	326,123

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

For the year ended December 31, 2007, no provision for impairment loss on property, plant and equipment was recognized. For the year ended December 31, 2008, an impairment loss on property, plant, and equipment of RMB24,167 was recognized, which included an impairment loss on wireless access service (“PHS”) specific equipment of RMB23,954. The recoverable amounts of the PHS specific equipment were determined based on the asset held in use model that estimated the future cash flows and outflows to be derived from continuing use of the asset for three years and from its ultimate disposal and applying a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The primary factor resulting in the impairment loss was due to lower revenue expected to be generated from this equipment following the acquisition of the CDMA business and operate with full services integrated operations.

In addition, as the Group anticipated that the period for continuing use of the PHS specific equipment will be reduced, the estimated useful lives of these assets will not extend beyond three years accordingly. The Group’s depreciation and amortization expense is expected to be increased by approximately RMB500 for each of the three years ended December 31, 2011.

8.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2007	19,564
Additions	43,135
Transferred to property, plant and equipment	(49,073)

Balance at December 31, 2007	13,626
Additions	46,328
Transferred to property, plant and equipment	(44,879)
Transferred to intangible assets	(1,460)

Balance at December 31, 2008	13,615

9.	GOODWILL

	December 31,
	2007	2008
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	—	29,922

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (collectively, the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800. In addition, pursuant to the acquisition agreement, the Group assumed customer-related assets and liabilities of the CDMA business and will receive a settlement amount of RMB3,471 from China Unicom. The business combination was accounted for using the purchase method.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	GOODWILL

The fair value of the identifiable assets acquired and liabilities assumed on acquisition date and the purchase price allocation are as follow:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
	RMB	RMB	RMB
Property, plant and equipment	2,892	(295)	2,597
Lease prepayments	181	—	181
Deferred tax assets	23	—	23
Intangible assets	15	11,286	11,301
Other non-current assets	208	30	238
Inventories	487	(234)	253
Accounts receivable	737	—	737
Prepayment and other current assets	16	—	16
Cash and cash equivalents	1,150	—	1,150
Accounts payable	(385)	—	(385)
Accrued expenses and other payables	(5,583)	—	(5,583)
Tax payable	(32)	—	(32)

Identifiable net assets acquired			10,496
Minority interest			(5)
Goodwill			29,922

Total cost of acquisition, including direct transaction cost of RMB84			40,413
Consideration payable			(13,223)
Settlement amount due from China Unicom in relation to the acquisition (reduction to the original purchase price)			3,471
Cash acquired			(1,150)

Net cash outflow			29,511

The goodwill recognized in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunication business.

For purposes of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets approved by management covering a five-year period and a pre-tax discount rate of 12%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than its carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information.

The operating revenue from CDMA mobile services for the period from October 1, 2008 to December 31, 2008 as RMB6,154. The amount of net income or loss of the acquired CDMA business since the acquisition date included in the consolidated statements of income for the year ended December 31, 2008 and the amounts of operating revenues and net income or loss of the Group for the year ended December 31, 2008 as though the CDMA business was acquired as of January 1, 2008 have not been provided because the disclosure of such information was impracticable. The reason why such disclosure was considered impracticable was because no discrete and/or historical profit or loss or operating revenues information of the CDMA business for the relevant periods was available or existed to determine the disclosure amounts. The Group has made every reasonable effort to provide such information, however, after considering the number of significant adjustments and estimates that would be required to be made, the Group determine that, without any objective information, it was impossible to provide such information that is reliable and meaningful.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	INTANGIBLE ASSETS

The Group:	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2007	3,065	—	3,065
Additions	1,637	—	1,637
Disposals	(102)	—	(102)

Balance at December 31, 2007	4,600	—	4,600
Additions	148	—	148
Acquisition of CDMA business	63	11,238	11,301
Transferred from construction in progress	1,460	—	1,460
Disposals	(113)	—	(113)

Balance at December 31, 2008	6,158	11,238	17,396

Accumulated amortization:
Balance at January 1, 2007	(1,142)	—	(1,142)
Amortization charge for the year	(723)	—	(723)
Written back on disposal	79	—	79

Balance at December 31, 2007	(1,786)	—	(1,786)
Amortization charge for the year	(917)	(562)	(1,479)
Provision for impairment	(5)	—	(5)
Written back on disposal	109	—	109

Balance at December 31, 2008	(2,599)	(562)	(3,161)

Net book value at December 31, 2008	3,559	10,676	14,235

Net book value at December 31, 2007	2,814	—	2,814

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INTERESTS IN ASSOCIATES

	December 31,
	2007	2008
	RMB	RMB
Unlisted equity investments, at cost	339	330
Share of post-acquisition changes in net assets	461	552

	800	882

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

12.	INVESTMENTS

	December 31,
	2007	2008
	RMB	RMB
Available-for-sale equity securities	177	85
Other unlisted equity investments	97	92

	274	177

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2007	2008	2007	2008	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables	559	726	—	—	559	726
Non-current
Property, plant and equipment	1,219	6,738	(2,222)	(1,982)	(1,003)	4,756
Deferred revenues and installation costs	1,631	1,424	(863)	(821)	768	603
Land use rights	5,872	5,740	—	—	5,872	5,740
Available-for-sale equity securities	—	—	(36)	(13)	(36)	(13)

Deferred tax assets/(liabilities)	9,281	14,628	(3,121)	(2,816)	6,160	11,812

Movements in temporary differences for the three-year period ended December 31, 2008 are as follows:

	Note	Balance as of January 1, 2006	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2006
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		371	179	—	550
Non-current
Property, plant and equipment		(866)	(99)	—	(965)
Deferred revenues and installation costs		1,005	27	—	1,032
Land use rights	(i), (iv)	7,867	(182)	5	7,690
Available-for-sale equity securities		—	—	(22)	(22)

Net deferred tax assets		8,377	(75)	(17)	8,285

			(Note 24)

	Note	Balance as of January 1, 2007	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2007
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables		550	9	—	559
Non-current
Property, plant and equipment	(ii), (iii)	(965)	1,026	(1,064)	(1,003)
Deferred revenues and installation costs		1,032	(264)	—	768
Land use rights	(i), (iii)	7,690	(169)	(1,649)	5,872
Available-for-sale equity securities		(22)	—	(14)	(36)

Net deferred tax assets		8,285	602	(2,727)	6,160

			(Note 24)

	Note		Balance as of January 1, 2008	Acquisition of CDMA business	Recognized in statement of income	Recognized in equity	Balance as of December 31, 2008
			RMB	RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for receivables			559	23	144	—	726
Non-current
Property, plant and equipment			(1,003)	—	5,759	—	4,756
Deferred revenues and installation costs			768	—	(165)	—	603
Land use rights	(i	)	5,872	—	(132)	—	5,740
Available-for-sale equity securities			(36)	—	—	23	(13)

Net deferred tax assets			6,160	23	5,606	23	11,812

					(Note 24)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Group recognizes a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are utilized, management believes that it is probable the Group will realize the benefits of these temporary differences.

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.
(ii)	As described in Note 7, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2007. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 and a deferred tax liability of RMB1,136 in respect of the revaluation deficit and surplus respectively were recognized.
(iii)	On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on January 1, 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from January 1, 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the year ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after December 31, 2007 were adjusted to reflect the changes in tax rates. For deferred tax assets and liabilities which were previously credited or charged to consolidated statements of income upon initial recognition, the overall effect of changes in tax rates amounting to RMB117 was charged to the consolidated statements of income for the year ended December 31, 2007. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of changes in the tax rates amounting to RMB1,577 was recognized in the consolidated statement of changes in equity for the year ended December 31, 2007.

(iv)	The amount recognized in equity represent the effect of changes in tax rates on the carrying amount of the deferred tax asset which previously was charged to equity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2007	2008
	RMB	RMB
Loans from state-controlled banks – unsecured	29,326	9,693
Short-term commercial paper – unsecured	—	9,979
Loans from China Telecom Group – unsecured	38,441	63,776

Total short-term debt	67,767	83,448

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2007 and 2008 was 4.4% and 5.1% respectively. As of December 31, 2008, the loans from state-controlled banks bear interest at rates ranging from 2.5% to 7.5% per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 4.72% per annum and repayable in August 2009; the loans from China Telecom Group bear interest at fixed rates ranging from 3.9% to 7.3% per annum and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2007	2008
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 4.53% to 7.05% per annum with maturities through 2020	4,113	1,533

US Dollars denominated	Interest rates ranging from 1.00% to 7.55% per annum with maturities through 2060	1,012	877

Japanese Yen denominated	Interest rates ranging from 2.30% to 3.50% per annum with maturities through 2040	1,768	1,690

Euro denominated	Interest rates ranging from 2.30% to 4.5% per annum with maturities through 2032	839	686

Other currencies denominated		71	43

		7,803	4,829

Other loans – unsecured

Renminbi denominated		6	1

Medium-term notes-unsecured (Note (i))		—	19,811

Amount due to China Telecom – unsecured

In connection with the First Acquisition—Renminbi denominated (Note (ii))		15,000	—

In connection with the Second Acquisition—Renminbi denominated (Note (iii))		15,150	15,150

Total long-term debt		37,959	39,791

Less: current portion		(3,811)	(565)

Non-current portion		34,148	39,226

Note (i)	On April 22, 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum and incurred issuing costs of RMB88. The medium-term note is unsecured and is repayable on April 21, 2011. On October 23, 2008, the Group issued five-year 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum and incurred issuing costs of RMB125. The medium-term note is unsecured and is repayable on October 22, 2013.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	SHORT-TERM AND LONG-TERM DEBT (Continued)

(ii)	Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until December 31, 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount was repayable on December 31, 2013 and the Company may, from time to time, repay all or part of the amount at any time until December 31, 2013 without penalty. In October 2008, the Company repaid the remaining balance of RMB 15,000 to China Telecom.
(iii)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until June 30, 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on June 30, 2014 and the Company may, from time to time, repay all or part of the amount at any time until June 30, 2014 without penalty.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2008 are as follows:

RMB
2009	565
2010	1,676
2011	10,391
2012	190
2013	10,081
Thereafter	16,888

39,791

The Group’s short-term and long-term debts do not contain any financial covenants. As of December 31, 2007 and 2008, the Group had available credit facilities of RMB36,823 and RMB128,231 respectively which it can draw upon.

15.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2007	2008
	RMB	RMB
Third parties	23,364	27,698
China Telecom Group	5,514	6,387
Other state-controlled telecommunications operators in the PRC	135	373

	29,013	34,458

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

16.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

			December 31,
	Note		2007	2008
			RMB	RMB
Amounts due to China Telecom Group			947	1,448
Amounts due to other state-controlled telecommunication operators in the PRC			219	102
Accrued expenses			14,292	15,452
Customer deposits and receipts in advance			14,744	23,060
Dividend payable			468	426
Purchase price payable to China Unicom for the acquisition of CDMA business	(i	)	—	13,140

			30,670	53,628

(i)	The amount is non-interest bearing and is repayable before March 31, 2009.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2007	2008
	RMB	RMB
Balance at beginning of year	20,766	15,486
Additions for the year
— installation fees	795	656
— calling cards	4,428	4,119

	5,223	4,775

Reduction for the year
— amortization of connection fees	(3,294)	(2,022)
— amortization of installation fees	(2,736)	(2,574)
— usage of calling cards	(4,473)	(4,221)

Balance at end of year	15,486	11,444

Representing:
— current portion	5,646	4,505
— non-current portion	9,840	6,939

	15,486	11,444

Included in other non-current assets are capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2007 and 2008, the unamortized portion of these costs was RMB6,986 and RMB5,584, respectively.

18.	SHARE CAPITAL

	December 31,
	2007	2008
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	RESERVES

	Capital reserve	Share premium	Re- valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))			(Note (iii))	(Note (ii))
Balance as of January 1, 2007, as previously reported	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	125,269
Adjusted for the Fourth Acquisition	—	—	—	—	3,148	—	—	3,148

Balance as of January 1, 2007, as restated	(2,804)	10,746	7,357	49,818	14,804	(479)	48,975	128,417
Effect of changes in tax rates (Note 13)	—	—	—	—	(1,577)	—	—	(1,577)
Surplus on revaluation of property, plant and equipment	—	—	4,809	—	—	—	—	4,809
Deferred tax on revaluation surplus (Note 13)	—	—	—	—	(1,136)	—	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14)	—	—	—	—	64	—	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(103)	—	(103)
Net income	—	—	—	—	—	—	24,195	24,195
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	31	—	(31)	—
Revaluation surplus realized	—	—	(194)	—	—	—	194	—
Deferred tax on land use rights realized	—	—	—	—	(169)	—	169	—
Dividends (Note 25)	—	—	—	—	—	—	(6,741)	(6,741)
Appropriations (Note (iii))	—	—	—	5,388	—	—	(5,388)	—
Distribution to China Telecom	—	—	—	—	(2,931)	—	—	(2,931)
Transfer from retained earnings to other reserves	—	—	—	—	649	—	(649)	—
Adjustment to statutory reserves	—	—	—	(2,839)	—	—	2,839	—
Consideration for the acquisition of the Third Acquired Group	—	—	—	—	(1,408)	—	—	(1,408)

Balance as of December 31, 2007, as restated	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	143,589
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB23)	—	—	—	—	(69)	—	—	(69)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(83)	—	(83)
Net income	—	—	—	—	—	—	884	884
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	127	—	(127)	—
Revaluation surplus realized	—	—	(562)	—	—	—	562	—
Deferred tax on land use rights realized	—	—	—	—	(132)	—	132	—
Dividends (Note 25)	—	—	—	—	—	—	(6,125)	(6,125)
Appropriations (Note (iii))	—	—	—	—	—	—	—	—
Distribution to China Telecom Dividends	—	—	—	—	(535)	—	—	(535)
Adjustment to statutory reserves (Note (iv))	—	—	—	3,718	—	—	(3,718)	—
Transfer from retained earnings to other reserves	—	—	—	—	425	—	(425)	—
Consideration for the acquisition of the Fourth Acquired Company (Note 1)	—	—	—	—	(5,557)	—	—	(5,557)

Balance as of December 31, 2008	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired from China Unicom as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.
(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets recognized due to the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 13(i) and the balance of the deferred tax liabilities recognized due to the the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes) as described in Note 13(ii).
(iii)	The statutory reserves consist of statutory surplus reserve, discretionary surplus reserve and statutory common welfare fund.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2008, the Company does not transfer any amount to this reserve as it has net loss during the year determined in accordance with the PRC accounting rules and regulations. For the year ended December 31, 2007, the Company transferred RMB2,072, being 10% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to this reserve.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	RESERVES (continued)

Note: (continued)

(iii)	On January 1, 2007, the Group adopted the PRC Accounting Standards for Business Enterprises issued by the PRC Ministry of Finance of the PRC on February 15, 2006, which resulted in the statutory surplus reserve being adjusted accordingly.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, the Company does not transfer any amount to the discretionary surplus reserve for the year ended December 31, 2008. For the year ended December 31, 2007, the Company transfer RMB3,316, being 16% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to the discretionary surplus reserve.

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

(iv)	Upon the merger of certain subsidiaries of the Company into the Company in connection with an internal organization, the subsidiaries’ non-distributable profits at the date of the internal reorganization were transferred from retained earnings to statutory reserves of the Company as required by the Company’s Articles of Association.
(v)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. As of December 31, 2007 and 2008, the amount of retained earnings available for distribution was RMB24,414 and RMB35,173 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,063 in respect of the financial year 2008 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date (Note 25).

20.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Wireline voice	(i)	121,689	111,625	96,331
Mobile voice	(ii)	—	—	3,972
Internet	(iii)	24,348	31,817	40,786
Value-added services	(iv)	10,741	13,208	16,274
Integrated information application services	(v)	3,633	6,573	10,853
Managed data and leased line	(vi)	7,920	9,183	10,231
Others	(vii)	4,183	5,182	6,332
Upfront connection fees	(viii)	4,971	3,294	2,022

		177,485	180,882	186,801

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	OPERATING REVENUES (continued)

In the prior year financial statements, the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections, upfront installation fees, managed data and leased line revenue were separately disclosed in notes to the financial statements. The amounts of revenue from value-added services and integrated information application services were not separately disclosed in notes to the financial statements but were disclosed in aggregate under the caption of “value-added and integrated information application service revenue”.

In 2008, the Group changed its internal reporting system by aggregating the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees as “wireline voice revenue”, aggregating the amounts of managed data and leased line revenue as “managed data and leased line revenue” and by separating the amounts of revenue from value-added and integrated information application services as “value-added service revenue” and “integrated information application service revenue”.

The related comparative figures have been aggregated or separated to conform with the current year’s figures.

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of wireline, mobile and Internet value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, Internet data centre and IP-Virtual Private Network services.
(v)	Represent the aggregate amount of fees charged to customers for the provision of integrated information application services, which comprise primarily voice-based hotline services, IPTV services, video monitoring services and system integration and consulting services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of customer-end terminal equipment.
(viii)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

21.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Network operations and support	17,674	17,440	19,162
Selling, general and administrative	8,716	9,979	9,784

	26,390	27,419	28,946

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Interconnection charges	(i)	6,366	6,938	7,543
Cost of goods sold		1,797	1,931	3,009
Donations		23	54	42
Others		22	42	38

		8,208	8,965	10,632

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

23.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Interest expense incurred	5,808	5,227	5,753
Less: Interest expense capitalized*	(716)	(455)	(417)

Net interest expense	5,092	4,772	5,336
Interest income	(519)	(380)	(430)
Foreign exchange losses	60	44	371
Foreign exchange gains	(161)	(148)	(201)

	4,472	4,288	5,076

* Interest expense was capitalized in construction in progress at the following rates per annum	1.9%- 5.0%	2.3%- 6.7%	2.7%- 7.1%

24.	INCOME TAX

Income tax in the consolidated statements of income comprises:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Provision for PRC income tax	6,829	7,274	4,792
Provision for income tax of other jurisdictions	15	32	21
Deferred taxation (Note 13)	75	(602)	(5,606)

	6,919	6,704	(793)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

24.	INCOME TAX (continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		Year ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Earnings before income tax and minority interests		34,564	30,996	186

Expected PRC income tax expense at statutory tax rate of 25% (2006 and 2007: 33%)	(i)	11,406	10,229	47
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(1,714)	(1,678)	248
Differential tax rate on other subsidiaries’ income	(ii)	(6)	(41)	(19)
Non-deductible expenses	(iii)	1,220	1,362	660
Non-taxable income	(iv)	(2,574)	(1,966)	(1,071)
Effect on changes in tax rates	13 (iii)	—	117	—
Tax credit for domestic equipment purchases and other tax benefits		(1,413)	(1,319)	(658)

Actual income tax expense/ (benefit)		6,919	6,704	(793)

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 25% (2006 and 2007: 33%) of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at a preferential rate of 15% or 18%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong and Macau Special Administrative Regions of PRC, and in other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

25.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 24, 2009, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,063 for the year ended December 31, 2008 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2008.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 30, 2008, a final dividend of RMB0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 in respect of the year ended December 31, 2007 was declared, of which RMB5,699 and RMB426 were paid on June 16, 2008 and February 25, 2009 respectively.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 in respect of the year ended December 31, 2006 was declared, of which RMB6,273 and RMB468 were paid on June 15, 2007 and January 23, 2008 respectively.

26.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2006, 2007 and 2008 is based on the net income attributable to equity holders of the Company of RMB27,562, RMB24,195 and RMB884 respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. Other than the CDMA network lease arrangements as set out in Note 30(a), these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2008, the Group’s future minimum lease payments under non-cancelable operating leases were as follows:

RMB
2009	830
2010	595
2011	479
2012	380
2013	300
Thereafter	508

Total minimum lease payments	3,092

Total rental expense in respect of operating leases charged to the consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 were RMB1,392, RMB1,832 and RMB3,645, respectively.

Capital commitments

As of December 31, 2008, the Group had capital commitments as follows:

RMB
Authorized and contracted for
- property	629
- telecommunications network plant and equipment	3,283

3,912

RMB
Authorized but not contracted for
- property	764
- telecommunications network plant and equipment	3,857

4,621

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As of December 31, 2007 and 2008, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	COMMITMENTS AND CONTINGENCIES (continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results, or cash flows of the Group.

28.	FINANCIAL INSTRUMENTS

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

The estimated fair value amounts have been determined by management using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term debt and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.5% to 5.94% (2007: 1.5% to 7.047%). As of December 31, 2007 and 2008, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2007		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	37,959	35,037	39,791	38,871

The fair value of available-for-sale equity investment securities, which amounted to RMB177 and RMB85 as of December 31, 2007 and 2008 respectively, was based on quoted market price on a PRC stock exchange. The Group’s long term investments are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorizes changes if necessary based on operating and market conditions and other relevant risks. The following summarizes the qualitative and quantitative disclosures for each of the three main types of risks:

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	FINANCIAL INSTRUMENTS (continued)

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunication services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institution in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy for, and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 4.

The amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	67,767	(69,258)	(69,258)	—	—	—
Long-term debt	37,959	(48,524)	(5,539)	(2,407)	(6,178)	(34,400)
Accounts payable	29,013	(29,013)	(29,013)	—	—	—
Accrued expenses and other payables	30,670	(30,670)	(30,670)	—	—	—
Income tax payable	3,314	(3,314)	(3,314)	—	—	—
Finance lease obligations	29	(29)	(24)	(5)	—	—

	168,752	(180,808)	(137,818)	(2,412)	(6,178)	(34,400)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	FINANCIAL INSTRUMENTS (continued)

(ii)	Liquidity risk (continued)

	2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	83,448	(85,576)	(85,576)	—	—	—
Long-term debt	39,791	(48,407)	(2,498)	(3,558)	(24,813)	(17,538)
Accounts payable	34,458	(34,458)	(34,458)	—	—	—
Accrued expenses and other payables	53,628	(53,628)	(53,628)	—	—	—
Income tax payable	164	(164)	(164)	—	—	—
Finance lease obligations	40	(40)	(22)	(18)	—	—

	211,529	(222,273)	(176,346)	(3,576)	(24,813)	(17,538)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 14) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

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

The following table sets out the interest rate profile of the Group’s debt at the balance sheet date:

	2007		2008
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	4.4	67,767	5.1	83,448
Long-term debt	3.9	7,010	4.8	24,012

		74,777		107,460

Variable rate debt:
Long-term debt	5.2	30,949	5.2	15,779

Total debt		105,726		123,239

Fixed rate debt as a percentage of total debt		70.7%		87.2%

As of December 31, 2007 and 2008, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net income and retained earnings by approximately RMB207 and RMB118 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the balance sheet date and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2007.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	FINANCIAL INSTRUMENTS (continued)

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.2% (2007: 93.0%) of the Group’s cash and cash equivalents and 97.2% (2007: 96.4%) of the Group’s short-term and long-term debt as of December 31, 2008 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 14.

29.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As of December 31, 2007 and 2008, the Group’s total debt-to-total assets ratio was 25.6% and 28.0% respectively, which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Year ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	155	120	145
Construction, engineering and information technology services	(ii)	8,216	8,179	8,334
Provision of community services	(iii)	2,378	2,266	2,297
Provision of ancillary services	(iv)	3,238	3,574	4,536
Provision of comprehensive services	(v)	1,149	1,361	1,190
Operating lease expenses	(vi)	364	373	378
Centralized service expenses	(vii)	306	250	250
Interconnection revenues	(viii)	41	82	78
Interconnection charges	(viii)	577	670	677
Interest on amounts due to and loans from China Telecom Group	(ix)	2,361	2,501	3,537
CDMA network capacity lease fee	(x)	—	—	1,504
Constructed capacity related costs of CDMA network	(xi)	—	—	107

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 14).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communications network capacity (“CDMA network”) (see note below).
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company (see note below).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group included in the following balances are summarized as follows:

	December 31,
	2007	2008
	RMB	RMB
Accounts receivable	248	372
Prepayments and other current assets	435	700

Total amounts due from China Telecom Group	683	1,072

Accounts payable	5,514	6,387
Accrued expenses and other payables	947	1,448
Short-term debt	38,441	63,776
Long-term debt	30,150	15,150

Total amounts due to China Telecom Group	75,052	86,761

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 14.

As of December 31, 2007 and 2008, no material allowance for impairment of doubtful debts was recognized in respect of amounts due from China Telecom Group.

On August 30, 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecom. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on October 25, 2006. The Agreement is effective from January 1, 2007 to December 31, 2009, pursuant to which the Company’s subsidiaries (and their successors) in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 during the effective period of the Agreement.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (“the Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on August 7, 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries (and their successors) in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CSS by RMB450. The Supplemental Agreement is effective from January 1, 2007 to December 31, 2009.

On September 16, 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecom. The lease is effective from October 1, 2008 to December 31, 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group to provide CDMA mobile communication services in the mainland PRC. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunication products) for the period from October 1, 2008 to December 31, 2008 and for each of the years ending December 31, 2009 and 2010. There shall be no minimum annual lease fee for the period ended December 31, 2008 and the year ending December 31, 2009. For the year ending December 31, 2010, the minimum lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ending December 31, 2009. The Group accounts for the CDMA Network Lease as operating lease.

Under the CDMA Network Lease, China Telecom has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the CDMA Network Lease or within one year after the expiry of the CDMA Network Lease. The purchase price will be determined with reference to the appraised value of the CDMA network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price would enable China Telecom to recover its investment in the CDMA network plus an internal rate of return on the investment of not exceeding 8%.

In addition, in accordance with the CDMA Network Lease, the Company shall be responsible for the operation, management and maintenance of the CDMA network. The capacity maintenance related costs, which comprise the rental fees for the exchange centers and the base stations, maintenance costs and other related costs such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non-capital nature, shall be shared between the Company and China Telecom. The proportion of the constructed capacity related costs to be borne by the Company shall be calculated on a monthly basis by reference to the followings:

(i)	the actual number of cumulative CDMA subscribers of the Company at the end of the month prior to the occurrence of the costs divided by 90%, divided by

(ii)	the total capacity available on the CDMA network.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2006	2007	2008
	RMB thousands	RMB thousands	RMB thousands
Short-term employee benefits	10,323	13,876	8,397
Post-employment benefits	641	594	687
Equity-based compensation benefits	2,204	5,375	5,696

	13,168	19,845	14,780

The above remuneration is included in personnel expenses (Note 21).

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 31.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organizations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

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

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the MIIT. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarized as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Interconnection revenues	12,110	12,264	11,257
Interconnection charges	3,620	4,121	4,912
Leased line revenues	1,088	867	786

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarized as follows:

	December 31,
	2007	2008
	RMB	RMB
Accounts receivable	1,378	1,112
Prepayments and other current assets	261	4,523

Total amounts due from other state-controlled telecommunications operators in the PRC	1,639	5,635

Accounts payable	135	373
Accrued expenses and other payables	219	13,242

Total amounts due to other state-controlled telecommunications operators in the PRC	354	13,615

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As of December 31, 2007 and 2008, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Interest income	467	374	428
Interest expense	2,994	2,726	2,216

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2007	2008
	RMB	RMB
Cash at bank	16,893	21,674
Time deposits with original maturity within three months	4,425	5,950
Time deposits with original maturity over three months	172	397

Total deposits at state-controlled banks in the PRC	21,490	28,021

Short-term loans	29,326	9,693
Long-term loans	7,803	4,829

Total loans from state-controlled banks in the PRC	37,129	14,522

Further details of interest rates and repayment terms of loans from state-controlled banks are set out in Note 14.

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

The Group’s contributions for the years ended December 31, 2006, 2007 and 2008 were RMB2,385, RMB2,547 and RMB2,647 respectively.

The amount payable for contributions to defined contribution retirement plans as of December 31, 2007 and 2008 was RMB561 and RMB257 respectively.

32.	STOCK APPRECIATION RIGHTS

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

During the years ended December 31, 2006, 2007 and 2008, RMB67, RMB204 and RMB346 stock appreciation right units were exercised respectively. For the year ended December 31, 2008, reversal of compensation expense of RMB148 was recognized by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the years ended December 31, 2006 and 2007, compensation expense recognized by the Group in respect of stock appreciation rights were RMB514 and RMB689 respectively.

As of December 31, 2007 and 2008, the carrying amount of liability arising from unvested stock appreciation rights was RMB998 and RMB366 respectively. As of December 31, 2007 and 2008, all vested stock appreciation rights were exercised.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	PRINCIPAL SUBSIDIARIES

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on February 25, 2008, certain of the Company’s subsidiaries were merged into the Company in an internal reorganization. Details of the Company’s principal subsidiaries as of December 31, 2008 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (in RMB millions unless otherwise stated)	Registered capital (in RMB millions unless otherwise stated)

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392

China Telecom (Hong Kong) International Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	100,000

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	23 million

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350

China Telecom (Macau) Company Limited (formerly known as “ China Unicom (Macau) Company Limited”)	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP	60 million

Tianyi Telecom Terminals Company Limited (formerly known as Unicom Huasheng Telecommunications Technology Company Limited”)	Limited Company	July 1, 2005	PRC		500

34.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortizes such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. Management estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If management’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Allowance for impairment of doubtful debts

Management estimates allowance for impairment of doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets, construction in progress, investments in subsidiaries and investments, are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each year balance sheet date. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the years ended December 31, 2006 and 2007, no provision for impairment loss was made on property, plant and equipment. For the year ended December 31, 2008, a provision for impairment loss of RMB24,167 was made against the carrying value of certain wireless access service equipment (see Note 7). In determining the recoverable amount of these equipment, significant judgment was required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortization

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of customer relationships is recognized on a straight-line basis over the expected customer relationship period of five years. Management reviews the expected customer relationship period annually in order to estimate the amount of amortization expense to be recorded during any reporting period. The expected customer relationship period is based on the estimate period over which future economic benefits will be received by the Group and taking into account the level of future competition, the risk of technological or functional obsolescence of its services, and the expected changes in the regulatory and social environment. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2008

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2008:

Effective for accounting period beginning on or after
IAS 1 (September 2007), “Presentation of financial statements”	January 1, 2009
IAS 23 (March 2007), “Borrowing costs”	January 1, 2009
IAS 32 (February 2008), “Financial instruments: Presentation” and IAS 1, “Presentation January 1, 2009 of financial statements - Puttable financial instruments and obligations arising on liquidation”	January 1, 2009
IFRS 1 (May 2008), “First-time adoption of International Financial Reporting Standards”	January 1, 2009
IFRS 2 (January 2008), “Share-based payment - Vesting conditions and cancellations”	January 1, 2009
IFRIC 13, “Customer loyalty programmes”	July 1, 2008
IFRIC 15, “Agreements for the construction of real estate”	January 1, 2009
IFRIC 16, “Hedges of a net investment in a foreign operation	October 1, 2008
IFRIC 17, “Distributions of non-cash assets to owners	July 1, 2009
IFRIC 18, “Transfer of assets from customers”	July 1, 2009
IFRS 3 (January 2008), “Business combinations”	July 1, 2009
IAS 27 (January 2008), “Consolidated and separate financial statements”	July 1, 2009
IAS 39 (July 2008), “Financial instruments: Recognition and measurement - Eligible hedged items”	July 1, 2009

The Group has not early adopted the above amendments, new standards and new interpretations. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that amendments to IFRS 1, IAS 32 and IAS 39, and IFRIC 15 and IFRIC 16 are not applicable to the Group’s operations and the rest of the above amendments, new standards and new interpretations are unlikely to have a significant impact on the Group’s results of operations and financial position.

36.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2008 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary).(9)

4.10	Underwriting Agreement, dated September 20, 2005, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.11	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary).(10)

4.12	Underwriting Agreement, dated April 10, 2006, among the Registrant, Bank of Communications Co. Ltd. and China Construction Bank Corporation (English summary).(10)

4.13	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.14	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.15	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.16	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.17	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.18	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

Exhibits	Description
4.19	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (11)

4.20	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (11)

4.21	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.22	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.23	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.24	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (11)

4.25	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecom Group (English Translation). (12)

4.26	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (12)

4.27	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecom Group (English Summary). (12)

4.28	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecom Group (English Summary). (12)

4.29	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (12)

4.30	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary).

4.31	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary).

4.32	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary).

4.33	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary).

4.34	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary).

4.35	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary).

4.36	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English translation).

Exhibits	Description
4.37	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary).

4.38	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecom Group Beijing Corporation (English translation).

4.39	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecom Group (English summary).

4.40	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary).

4.41	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.