Form 20-F
period 2009-12-31
CHINA TELECOM CORP LTD
filed 2010-06-25
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100033

(Address of Principal Executive Offices)

Mr. Jian Liang

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100033

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

As of December 31, 2009, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

The following table presents our selected financial data. The selected statement of financial position data as of December 31, 2008 and 2009, and the selected statement of comprehensive income and cash flow data for the years ended December 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those financial statements. The selected statement of financial position data as of December 31, 2005, 2006 and 2007 and the selected statement of comprehensive income and cash flow data for the years ended December 31, 2005 and 2006 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS.

The selected financial data reflect the acquisitions in 2007 and 2008 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions in 2007”, “—Our Acquisition of Beijing Telecom in 2008” and “Industry Restructuring and Our Acquisition of the CDMA Business in 2008”.

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

On October 1, 2008, we acquired from China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), or China Unicom, and China Unicom Corporation Limited, or CUCL, the entire Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business, and related assets and liabilities for a total consideration of RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of RMB3,471 million reduction to the total consideration. The reduction represents a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. China Unicom is a company incorporated in Hong Kong whose shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, or NYSE. Our acquisition of the CDMA Business and related assets and liabilities was accounted for using the purchase method.

	As of or for the year ended December 31,
	2005 RMB	2006 RMB	2007 RMB	2008 RMB	2009 RMB	2009 US$
		(restated)	(restated)	(restated)
	(in millions, except share numbers and per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenue(1)	171,216	177,218	180,804	186,529	209,370	30,673
Operating expenses(1) (2)	(132,074)	(138,218)	(143,063)	(181,384)	(186,712)	(27,353)
Operating income	39,142	39,000	37,741	5,145	22,658	3,319
Earnings before income tax	34,325	34,564	30,996	186	19,175	2,809
Income tax	(6,222)	(6,919)	(6,704)	793	(4,549)	(666)
Net income attributable to equity holders of the Company	28,061	27,562	24,195	884	14,422	2,113
Basic earnings per share(3)	0.35	0.34	0.30	0.01	0.18	0.03
Basic earnings per ADS(3)	34.67	34.06	29.90	1.09	17.82	2.61
Cash dividends declared per share	0.08	0.08	0.08	0.08	0.08	0.01

Statement of Financial Position Data:
Cash and cash equivalents	19,606	23,113	21,427	27,866	34,804	5,099
Accounts receivable, net	16,725	16,373	16,979	17,289	17,438	2,555
Total current assets	41,847	45,671	44,110	55,499	60,936	8,927
Property, plant and equipment, net(4)	330,300	330,436	329,292	299,159	286,328	41,947
Total assets(4)	425,844	423,857	413,331	440,337	426,520	62,486
Short-term debt	76,905	80,378	67,767	83,448	51,650	7,567
Current portion of long-term debt	8,963	8,242	3,811	565	1,487	218
Accounts payable	34,828	32,968	29,013	34,458	34,321	5,028
Total current liabilities	159,437	159,451	140,245	176,790	143,481	21,020
Long-term debt	55,777	37,257	34,148	39,226	52,768	7,731
Deferred revenues	27,714	20,765	15,486	11,444	8,462	1,240
Total liabilities	236,642	213,060	187,359	225,789	203,907	29,873
Equity attributable to equity holders of the Company	187,758	209,349	224,521	213,036	221,732	32,484

	As of or for the year ended December 31,
	2005 RMB	2006 RMB	2007 RMB	2008 RMB	2009 RMB	2009 US$
		(restated)	(restated)	(restated)
	(in millions, except share numbers and per share and per ADS data)
Cash Flow Data:
Net cash from operating activities	69,461	75,042	75,783	76,756	74,988	10,986
Net cash used in investing activities(5)	(53,515)	(50,333)	(46,618)	(75,819)	(43,255)	(6,337)
Capital expenditures(5)	(53,704)	(50,399)	(46,847)	(46,652)	(40,311)	(5,906)
Net cash (used in)/generated from financing activities	(11,827)	(20,904)	(30,747)	5,585	(24,793)	(3,632)

(1)	Operating revenues, selling, general and administrative expenses as well as other operating expenses of our Company have been restated as a result of the adoption of IFRIC 13, “Customer loyalty programmes,” which is effective for accounting period beginning on or after July 1 2008. See Note 3 to our audited consolidated financial statements.
(2)	Includes an impairment loss in 2008 on property, plant and equipment of RMB24,167 million, which primarily represented an impairment loss on our Personal Handyphone System, or PHS, specific equipment of RMB23,954 million and an impairment loss in 2009 on property, plant and equipment of RMB753 million, which mainly represented impairment made in respect of our Digital Data Network, or DDN, specific equipment. See Note 8 to our audited consolidated financial statements.
(3)	The basic earnings per share have been calculated based on the net income attributable to equity holders of the Company of RMB28, 061 million, RMB27, 562 million, RMB24, 195 million, RMB884 million and RMB 14,422 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 respectively and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(4)	It includes the effect of the revaluation of property, plant and equipment as of December 31, 2007, which were carried out in accordance with the Company’s accounting policies under IFRS. See Note 8 to our audited consolidated financial statements.
(5)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2010, a final dividend of RMB6,031 million (RMB0.074514 equivalent to HK$0.085 per share) (inclusive of applicable tax) in respect of the year ended December 31, 2009 was declared, which is expected to be paid on or around June 30, 2010.

Pursuant to the shareholders’ approval at the annual general meeting held on May 26, 2009, a final dividend of approximately RMB6,067 million (RMB0.074963 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2008 was declared and paid on June 30, 2009.

Exchange Rate Information

Our financial statements are expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8259 = US$1.00 and HK$7.7536 = US$1.00, the respective Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

The Renminbi and Hong Kong dollar noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8267 = US$1.00 and HK$7.7823 = US$1.00, respectively, on June 18, 2010. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2009	6.8299	6.8244	December 2009	7.7572	7.7495
January 2010	6.8295	6.8258	January 2010	7.7752	7.7539
February 2010	6.8330	6.8258	February 2010	7.7716	7.7619
March 2010	6.8270	6.8254	March 2010	7.7648	7.7574
April 2010	6.8275	6.8229	April 2010	7.7675	7.7565
May 2010	6.8310	6.8245	May 2010	7.8030	7.7626
June 2010 (through June 18, 2010)	6.8323	6.8267	June 2010 (through June 18, 2010)	7.8040	7.7823

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2005, 2006, 2007, 2008 and 2009 calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$ 1.00	HK$ per US$1.00
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In this increasingly competitive environment, our customers may choose to use other providers’ services. Increased competition from other existing telecommunications services providers, including China Mobile and China Unicom, as well as competition from new competitors, could materially and adversely affect our business and prospect by, among other factors, forcing us to lower our tariffs to the extent permitted under relevant laws and regulations, reducing or reversing the growth of our customer base and reducing usage of our services. Any of these developments could materially adversely affect our revenues and profitability. We cannot assure you that the increasingly competitive environment and any change in the competitive landscape of the telecommunications industry in the PRC would not have a material adverse effect on our business, financial condition or results of operations.

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

In December 2008, we launched our “e surfing” mobile service brand and started to promote the concept of “Internet handset” in order to create a high-quality brand image among our customers and potential customers. In the same month, we launched our “189” prefix mobile number and established a new image for our CDMA mobile services. In 2009, we continued to promote our mobile service and developed a series of new features under our “e surfing” mobile service brand to enhance brand recognition among our customers or potential customers. We have also undertaken other measures such as offering service plans that include both wireline and mobile functions. Despite these efforts, the performance of the CDMA mobile services may not meet our expectations in the future due to the following:

•	potential synergy between our CDMA Business and our wireline business may not be fully and timely realized to the extent of our expectation;

•	the evolution of CDMA technology may not meet the requirements of the operation of our CDMA mobile services;

•	substantial operating expenses to develop our CDMA mobile services that exceed what we expect may be incurred;

•	future regulation of the mobile services may not be as favorable to us as we expect; and

•	future market competition may be beyond our expectation.

The CDMA Acquisition may also expose us to additional or more severe uncertainties and risks, including uncertainties and risks associated with:

•	the integration of our CDMA Business with our wireline business;

•	the management and development of our CDMA mobile services in which we had no experience prior to our acquisition of the CDMA Business;

•	potential loss of, or harm to, relationships with employees or customers; and

•	unforeseen or hidden liabilities.

Any of the above could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We face competition with respect to our mobile services.

In January 2009, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 3G businesses nationwide. The licenses permit China Mobile Group, China Telecom Group and Unicom Group to provide 3G services based on TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. We have been authorized by China Telecom Group to operate 3G business nationwide based on CDMA2000 technology. China Mobile, China Unicom and our Company have all launched 3G services. We expect that 3G services will continue to be the focus of the mobile services for all of the three telecommunications operators in the PRC.

However, we cannot assure you that:

•	our 3G services will receive market acceptance;

•	our 3G services will deliver the quality and levels of services currently anticipated;

•	we will be able to provide all planned 3G services or we will be able to provide such services on schedule, or developing and providing such services will not be more costly than expected;

•	there will be sufficient demand for 3G services for us to deliver these services profitably;

•	our competitors’ 3G services will not be more popular among potential subscribers;

•	our 3G services will generate an acceptable or commercially viable rate of return; or

•	we will not encounter unexpected technological difficulties in implementing the CDMA2000 technology.

The failure of any of the above possible developments to occur could hinder our growth or the recovery of our investment or cost in our 3G services, which could have a material adverse effect on our financial condition and results of operations as well as our revenue and profitability.

In addition, in light of the increasing competition we face with respect to our CDMA mobile services and in order to accelerate the development of our CDMA mobile services and subscriber growth, we have offered CDMA handset promotional plans. Under those arrangements, CDMA handsets have been provided to subscribers for their use during the specified contract periods as long as such subscribers agreed to pay a deposit, prepay certain amount of service fees or commit a minimum amount of service fees during the contract period. The costs of the handsets provided to subscribers under these contractual arrangements are recognized as operating expenses when incurred. Although the use of these CDMA promotional plans could accelerate the growth of our CDMA mobile services revenue and subscriber base, it increases our expenses and may adversely affect our profitability and our financial condition and results of operations. Moreover, upon expiration of the contract period of these CDMA handset promotional plans, some subscribers may not renew their contracts and may subscribe to our competitors’ mobile services, which may lead to an increase of the churn rate of our CDMA mobile services. Such effects may adversely affect our profitability and our financial condition and results of operations.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects. In addition, if our PHS services are discontinued in the future, we may need to take measures to migrate our PHS subscribers to use other telecommunications services or discontinue their subscription for our services, which may adversely affect our business and financial condition.

We continued to lose wireline telephone subscribers including PHS subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have kept decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile services. The number of our fixed-line subscribers decreased by 5.6% at the end of 2008 compared to that at the end of 2007 and further decreased by 9.5% at the end of 2009. Revenues from our wireline voice services decreased by 13.7 % in 2008 compared to that in 2007 and further decreased by 18.5% in 2009. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 61.7% in 2007 to 51.6% in 2008 and 37.5% in 2009.

We have been taking various measures in order to mitigate the impact of loss of our wireline telephone subscribers and stablize our revenues from wireline voice services. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Wireline Voice Services”. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of wireline voice services by mobile voice services and other alternative means of communication or slowing down the decline of our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

As a supplement to our wireline voice services, we provide PHS services in our service regions. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility. Our ability to realize acceptable returns from our investment in PHS business depends on continued customer adoption of such services. However, our PHS services have been facing intense competition from substituting telecommunications services in the market, especially mobile services, which makes the PHS services less acceptable to customers. As a result, our PHS service subscribers, usage volumes as well as revenue derived from such services decreased significantly in recent years, which though partially reflects our initiatives to migrate some middle and high-end PHS subscribers to our mobile services in order to retain them as our customers. In anticipation of continued decrease in revenue derived from our PHS service, we recognized an impairment loss on our PHS specific equipment of RMB23,954 million in 2008. Furthermore, if such declining trend continues, our PHS business may become unsustainable, as supplies to our operation of the PHS business may become insufficient and maintaining our PHS service subscribers could be highly costly. Our PHS services may therefore be terminated in the future and we may have to take measures in accordance with relevant regulations to migrate our PHS subscribers to other services or discontinue their subscription for our services. Our implementation of such measures may adversely affect our business and financial condition.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of June 18, 2010. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to continue to transform our Company into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may be significant. Furthermore, in order for us to effectively respond to technological changes and more intensive competition, we may be required to make substantial investments in the future and such investments’ requirements could have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to respond to technological developments may also be adversely affected by external factors, some of which are beyond our control. For example, with the decrease of available address space offered by the currently used Internet Protocol version 4, or IPv4, our ability to provide certain Internet application services may be restricted. Therefore, we have started to prepare for the application of IPv6, the next-generation Internet Protocol version with a larger address space, to our networks. However, the deployment of IPv6 depends on a number of external factors, including, among others, whether the corresponding PRC domestic industry policies necessary for the transition from IPv4 to IPv6 would be issued and implemented in a timely manner, and whether the entire industry chain could be developed in such manners as to provide sufficient support for the transition to IPv6. If the future transition from IPv4 to IPv6 is delayed due to factors beyond our control, we may face obstacles in further developing our Internet related business in the future.

We face a number of risks relating to our Internet-related services.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access, and Internet-related applications. We face a number of risks in providing these services.

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

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to government regulations on tariffs, especially those relating to our basic telecommunications services. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Tariff Setting”. We derive a substantial portion of our revenues from services that are subject to tariffs regulated by the PRC government. In the past, our revenues have been adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the PRC government. We cannot predict the likelihood, timing or magnitude of tariff adjustments by the government or the extent or potential impact on our business of future tariff adjustments. If the government substantially lowers the tariffs for our services, our business and profitability may be adversely affected. We cannot assure you that our business or results of operations will not be adversely affected by any government-mandated adjustments on tariff level in the future.

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

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. We may not be able to realize adequate return on investments for expanding networks to, and providing telecommunications services in, those economically less developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. As a result, our financial condition and results of operations could be adversely affected.

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

While the PRC’s economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over changes in tax regulations applicable to us.

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform in recent years, it still exercises significant control over the PRC’s economic growth through, among others, economical, legislative and administrative measures. We cannot predict the purpose and effect of future economic policies of the PRC government or the impact of such economic policies on our business and operations.

The recent global financial crisis and an economic slowdown may reduce the demand for our services and have a material adverse effect on our business, financial condition and results of operations.

The global financial crisis that unfolded in 2008 and has continued during 2009 has been having a significant negative impact on businesses around the world. In particular, the global financial crisis, weak consumer confidence and diminished consumer and business spending may lead to a slowdown in the market demand for telecommunications services. Economic contraction or slower economic growth may also lead to limited access to or unavailability of financing for business developments of telecommunication services providers.

Although we believe the PRC’s economy has started to gradually recover from the global financial crisis, there remain a lot of uncertainties. We cannot assure you that the PRC economy will continue to recover from the global financial crisis, or, even when it does, that demand for telecommunications services will increase. If there is any further slowdown in the economic growth of the PRC or the demand for telecommunications services fails to increase, our business, as well as our financial condition and results of operations could be materially and adversely affected.

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

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the New Tax Law, which took effect on January 1, 2008. On December 6, 2007, the State Council of the PRC enacted the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, which became effective on January 1, 2008. Prior to the New Tax Law and the Implementing Regulations, dividends paid by us to holders of our H shares who are enterprises outside the PRC were exempted from PRC income tax and gains realized by enterprises upon the sale or other disposition of our H shares were exempted form PRC capital gains tax. Under the New Tax Law and the Implementing Regulations, a foreign enterprise which is a “non-resident enterprise” is subject to a 10% tax for its income derived from sources in the PRC after January 1, 2008, unless reduced under an applicable double-taxation treaty. In addition, dividends paid by us to a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, are not subject to any PRC income tax. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. According to the Notice of the PRC State Administration of Taxation Concerning the Withholding Enterprise Income Tax on Dividend Distributed by PRC Resident Enterprises to Overseas Non-Resident Enterprise H-share holders issued in November 2008 and the Approval of the PRC State Administration of Taxation Concerning the Collection of Enterprise Income Tax on Dividend from B-shares Received by Non-Resident Enterprise issued in July 2009, when PRC resident enterprises distribute dividend to overseas non-resident enterprise H-share holders for the year 2008 and the years thereafter, a 10% withholding enterprise income tax will be levied. The Company will withhold the 10% enterprise income tax when it pays dividend to holders of H-share who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

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

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the MIIT (and prior to March 2008, the MII), we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the MIIT (and prior to March 2008, the MII) in connection with our business for our benefit. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

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

Our Global Offering in 2004

In May 2004, we issued 4,466,693,018 H shares and 8,514,888 ADSs, each representing 100 H shares, at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. We raised net proceeds of RMB12,702 million from this issuance of new H shares and ADSs. On June 30, 2004, we used RMB12, 650 million of the net proceeds from this issuance to make a cash payment for the Second Acquisition. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom Group and our other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors.

Our Acquisitions in 2007

We entered into an Equity Purchase Agreement with China Telecom Group on June 15, 2007, pursuant to which China Telecom Group agreed to transfer, and cause its wholly owned subsidiary China Huaxin Post and Telecommunications Development Center to transfer to us, 100% equity interest in each of China Telecom (Hong Kong) International Limited, China Telecom System Integration Co., Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) (collectively, the “Third Acquisition”), for a total consideration of RMB1.408 billion in cash. The Third Acquisition was completed on June 30, 2007 and the consideration was fully paid in cash in July 2007 from our internal resources.

Our Corporate Organization Restructuring in 2008

For the purpose of improving our organization structure by managing our businesses through branches instead of subsidiaries, on January 10, 2008, we entered into merger agreements with certain of our wholly owned subsidiaries, including Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited, or, collectively, the Merged Subsidiaries. These merger agreements were approved by our shareholders in an extraordinary general meeting on February 25, 2008. As a result, our Company has merged with the Merged Subsidiaries by way of absorption, and, the Merged Subsidiaries have been dissolved and all of their assets, businesses, liabilities, rights and obligations have been assumed by us. Our provincial branches have taken over the responsibilities of managing and operating the business in these provinces.

Our Acquisition of Beijing Telecom in 2008

On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group, pursuant to which we agree to acquire, and China Telecom Group agrees to sell, the entire equity interest in China Telecom Group Beijing Corporation, or Beijing Telecom (the “Fourth Acquisition”). The total consideration of the Fourth Acquisition was RMB5.557 billion in cash, which was fully paid by us in July 2008.

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

Our Acquisition of the CDMA Business

On June 2, 2008, we, China Unicom and CUCL entered into a framework agreement, or the CDMA Business Framework Agreement, which sets forth certain key terms in respect of our acquisition from CUCL of the CDMA Business then owned and operated by CUCL and related assets and liabilities. On July 27, 2008, we, China Unicom and CUCL entered into an acquisition agreement, or the CDMA Acquisition Agreement, which sets forth the terms and conditions in respect of our acquisition of the CDMA Business and related assets and liabilities (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd., or Unicom Huasheng). The CDMA Acquisition Agreement superseded the CDMA Business Framework Agreement. The total consideration for our acquisition of the CDMA Business was RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of RMB3,471 million reduction to the total consideration. The reduction represents a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. The cost of the acquisition had been fully paid by us by February, 2010.

We agreed with CUCL that 29.3% of the employees who had employment agreements with CUCL and Unicom Huasheng as of December 31, 2007 would be transferred from CUCL and Unicom Huasheng to us. Employees transferred to us from CUCL included (i) employees whose responsibilities are directly related to the CDMA Business, and (ii) employees whose responsibilities include supporting the development and general management of the CDMA Business. Employees of third parties who are seconded to CUCL and whose responsibilities are directly related to the CDMA Business would also be transferred to us. We and CUCL also entered into detailed arrangements with respect to the transfer of employees from CUCL to us. As of December 31, 2009, around 30,000 employees were transferred from CUCL and Unicom Huasheng to us.

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

Transfer of Certain Basic Telecommunications Business from China Satellite to China Telecom Group

Following the approval by the SASAC and the MIIT, the transfer of basic telecommunications business of China Satellite to China Telecom Group, our controlling shareholder, without consideration was fully completed in January 2010. The business transferred from China Satellite to China Telecom Group included IP telephone, satellite international private line services, very small aperture terminal, or VSAT, services, digital trunking communications services and other services related to basic telecommunications services in 21 service regions. These service regions consist of Beijing Municipality, Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province.

In connection with our restructuring and acquisitions set forth above, we entered into various arrangements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. These arrangements include agreements for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, IT services, comprehensive services, CDMA network capacity lease and other services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a more detailed description of these arrangements.

Organizational Structure

Set out below is our corporate structure and significant subsidiaries as of June 18, 2010:

Public Shareholders
China Telecommunications Corporation
6.94%
Guangdong Rising Assets Management Co., Ltd
17.15%
70.89%
1.18%
Jiangsu Guoxin Investment Group Co., Ltd
2.64%
Zhejiang Financial Development Company
China Telecom Corporation Limited
1.20%
Fujian State-owned Assets Investment Holdings Co., Ltd.
China Telecom Group Yellow Pages Information Company Ltd.
(PRC)
100%
99%
China Telecom (Hong Kong) International Limited
(Hong Kong)
100%
China Telecom System Integration Co., Limited
(PRC)
100%
China Telecom (Americas) Corporation
(Delaware, USA)
100%
China Telecom Best Tone Information Service Co., Limited
(PRC)
100%
Navict (Beijing) Information Consulting Co., Ltd.
(PRC)
100%
China Telecom (Macau) Company Limited (1)
(Macau)
1%
Tianyi Telecom Terminals Company Limited (2)
(PRC)
100%

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

Debenture Issuance in 2009 and Proposed Issuance of Debentures in 2010

On November 16, 2009, we issued three-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 3.65%. On December 28, 2009, we issued two batches of five-year medium-term notes in an aggregate principal amount of RMB 20 billion with an annual interest of 4.61%. All the notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. All the proceeds from such note issuances were used to enhance our working capital and repay short-term borrowings.

At the annual general meeting held on May 25, 2010, our shareholders approved the proposal for our Company to issue debentures. Pursuant to the resolutions passed at the annual general meeting, we may issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium-term note, company bonds, corporate debts, convertible bonds, asset securitization products and asset-backed notes, from the date of the annual general meeting until the date on which the annual general meeting of the Company for the year ended 2010 is held, with a maximum outstanding balance of RMB90 billion.

Our Company does not have any definitive plan to issue any debentures at this time.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033 and our telephone number is (+86-10) 6642-8166. Our website address is www.chinatelecom-h.com. The information on our web site is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B. Business Overview

We are an integrated information service provider in the PRC with full-service capabilities. We offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other related services.

Since 2005, we have started to implement our business strategy of transformation from a traditional basic telecommunications service provider to a modern integrated information services provider. In particular, we have strengthened our efforts in developing our non-voice services including transformation services, or the Transformation Business, such as Internet access services, value-added services and integrated information application services. In addition, we will continue to implement our customer-focused innovative informatization strategy to strengthen our efforts in customer and brand management in order to provide differentiated and innovative services to various groups of customers.

In the fourth quarter of 2008, we successfully acquired the CDMA Business from China Unicom and CUCL and began to offer mobile services, including mobile voice services, mobile value-added services and other mobile services. In January 2009, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 3G business nationwide based on CDMA2000 technology. We have been authorized by China Telecom Group to operate CDMA2000 3G mobile business in the PRC. We launched our CDMA2000 3G mobile services in March 2009 and have extended our CDMA2000 3G mobile services nation-wide in the PRC.

The successful implementation of our business transformation strategy, our ability to offer mobile services and our continued efforts in offering customers value-added and integrated service plans have laid a foundation for the further development of our business.

Our total operating revenue increased by 12.2% from RMB186,529 million in 2008 to RMB209,370 million in 2009. Revenue from our wireline voice services accounted for 37.5% of our total operating revenue in 2009. Revenue from our mobile voice services accounted for 9.6% of our total operating revenue in 2009. Revenue from our Internet access services, value-added services and integrated information application services accounted for 24.6%, 10.3% and 6.0% of our total operating revenue in 2009, respectively. Revenue from our managed data and leased line services and other services accounted for 5.5% and 6.0% of our total operating revenue in 2009, respectively.

Our Full-Service Integrated Operation Strategy

We pursue the integrated packaging development of a variety of telecommunications services. In 2009, we leveraged our full-service capabilities to further develop our integrated operation of wireline, mobile and Internet access services. Specifically, in order to implement our full-service integrated operation strategy, we focused on the development of our “e surfing” brand and expanded our mobile subscriber base rapidly. We also reinforced the development of the Transformation Business and continued to make efforts in maintaining the wireline services. The in-depth integration of our voice services with our broadband, value-added and integrated information services will not only meet the diverse needs of our customers, but also build their stickiness through enhanced marketing initiatives.

Subscribers and Service Usage

Our operating revenue depends largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated and the structure of our tariffs is set forth elsewhere under this Item.

	As of or for the year ended December 31,
	2007	2008	2009
Wireline Voice Services:
Local wireline access lines in service (in millions)	220.6	208.3	188.6
Residential	121.8	118.4	112.2
Enterprise	25.0	27.8	32.1
Public telephones	15.8	15.3	15.1
Wireless local access	58.0	46.8	29.2

Wireline local voice usage (in billion pulses)(1)	407.4	372.5	320.6
Domestic long distance wireline usage (in billion minutes) (2)	99.9	98.7	83.9
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.7	1.6	1.2
Mobile Voice Services:
Mobile subscribers (in millions)	—	27.9	56.1
Mobile voice usage (in billion minutes)	—	26.4	155.4
Internet Access Services:
Wireline broadband subscribers (in millions)	35.7	44.3	53.5
Value-added Services
Wireline caller ID service subscribers (in millions)	146.9	146.7	128.5
Wireline SMS usage volume (messages in billions)	23.3	18.5	9.2
Wireline Color Ring Tone subscribers (in millions)	63.2	79.2	74.1
Mobile Color Ring Tone subscribers (in millions)	—	8.6	32.6
Wireless SMS usage volume (messages in billions)	—	2.0	15.1

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

Our local wireline telephone services are an important revenue source for our wireline voice services. The total number of wireline telephone subscribers decreased to 188.6 million as of December 31, 2009 from 208.3 million as of December 31, 2008. Among those subscribers we lost in 2009, 17.6 millions were PHS subscribers. The total wireline local voice usage decreased by approximately 13.9% from 372.5 billion pulses in 2008 to 320.6 billion pulses in 2009. Revenue from our wireline voice services was RMB78,432 million in 2009, representing 37.5% of our operating revenue in 2009, compared to 51.6% in 2008.

Our long distance wireline services consist of domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. Total domestic long distance wireline usage was 83,882 million minutes in 2009, representing a decrease of approximately 15.0% from 98,723 million minutes in 2008. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2009 was 1,221 million minutes, representing a decrease of approximately 22.3% from 1,572 million minutes in 2008.

The decrease in the number of wireline telephone subscribers and our wireline voice service usage was primarily attributable to the continued decline in tariffs for mobile services, the increasing popularization of mobile voice and other alternative communications means, such as VoIP, as well as a decrease in service usage by certain customer groups as a result of the global financial crisis.

In order to mitigate the impact of the decreases of our wireline voice services usage and stabilize our revenue in the increasingly competitive market environment for our wireline voice services, we have taken initiatives to implement our full services strategy. In particular, we promoted the in-depth integration of our voice services with our broadband, value-added and integrated information services in order to meet the diverse needs of our customers and build their stickiness through enhanced marketing initiatives such as promotion of monthly plans for wireline voice services and other promotions based on service usage. In light of the decrease in the number of our PHS subscribers, we also continued to take initiatives to maintain our middle and high-end PHS subscribers and facilitate their migration to our mobile and other services in order to retain them as our customers.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. The number of subscribers of our mobile voice services increased to 56.1 million as of December 31, 2009 from 27.9 million as of December 31, 2008, and the mobile voice usage increased to 155.4 billion minutes in 2009 from 26.4 billion minutes in 2008. Revenue from our mobile voice services was 3,955 million, in the fourth quarter of 2008, representing 2.1% of our operating revenues in the full year 2008. Revenue from our mobile voice services was RMB20,027 million in 2009, representing 9.6% of our operating revenue in 2009.

In 2009, we continued to promote our “e surfing” mobile service brand and the concept of “Internet handset”. We developed a series of new features under our “e surfing” mobile service brand and enhanced the high-quality brand image and brand recognition among our customers or potential customers. In addition, we strengthened the mobile service element in our “BizNavigator” service plans and “One Home” services plans to further expand our customer base. We expect to continue to integrate our mobile voice services to our existing products in order to take advantage of our full services capabilities.

Internet Access Services

Our Internet access services consist of wireline Internet access services, including dial-up and broadband services, and wireless Internet access services. Internet access services have become increasingly important in our revenue structure. Revenue from our Internet access services was RMB51,567 million in 2009, representing 24.6% of our total operating revenue in 2009, compared to 21.8% in 2008.

In 2009, we continued to strengthen our Internet access services. We took measures to upgrade the broadband speed and enhance brand marketing. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customers’ stickiness and increase the overall value of our services. Moreover, we further promoted new broadband products such as wireless broadband services to integrate operations of our mobile services and Internet access services. As of December 31, 2009, we have established close to 0.1 million Wi-Fi hotspots in the PRC.

As a result of our continuous efforts in developing our Internet access services, the number of our wireline broadband subscribers increased by 20.8% from 44.3 million as of December 31, 2008 to 53.5 million as of December 31, 2009. The number of our wireless broadband subscribers increased to 6.3 million as of December 31, 2009 from 2.4 million as of December 31, 2008.

Value-added Services

Our value-added services comprise primarily wireline, Internet and mobile value-added services. Revenue from our value-added services was RMB 21,533 million in 2009, representing 10.3% of our operating revenue in 2009, compared to 8.7% in 2008.

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

Our Internet value-added services primarily consist of Internet data center, or IDC, services, IP-virtual private dial-up network services, IPTV services, Internet through TV services, collaborative communication services and music gateway services.

Following our acquisition of the CDMA Business in the fourth quarter of 2008, we have launched a number of mobile value-added products such as mobile Color Ring Tong services, Mobile Global Mega-Eye services, multimedia messaging services, or MMS, as well as iMusic, 189 mailbox, e surfing LIVE, e surfing Video and e surfing Push-To-Talk services.

The number of subscribers to our wireline caller ID services was 128.5 million as of December 31, 2009, a decrease from 146.7 million as of December 31, 2008. The usage volume of our wireline SMS decreased by 9.3 billion or 50.3% from 18.5 billion in 2008 to 9.2 billion in 2009 primarily due to a decrease in the number of our PHS subscribers. The number of subscribers to wireline Color Ring Tone services decreased by 5.1 million or 6.4% from 79.2 million as of December 31, 2008 to 74.1 million as of December 31, 2009 primarily due to a decrease in the number of our wireline telephone subscribers. The number of subscribers to our mobile Color Ring Tone service increased to 32.6 million as of December 31, 2009 from 8.6 million as of December 31, 2008.

Integrated Information Application Services

Our integrated information services consist of “Best Tone” services, IT services and IT application services as well as “V-Net” services. In 2009, we continued to develop our integrated information application services and revenue from our integrated information application services was RMB12,659 million in 2009, representing 6.0% of our operating revenue in 2009, compared to 5.8% in 2008. The increase in revenue was mainly due to the rapid development of the IT service and application services, “Best Tone” type of information services and “V-Net” services. Revenue generated from our IT service and application services increased by 32.4% and revenue generated from “Best Tone” services increased by 14.7% compared to 2008.

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

“V-Net” services refer to products and applications, such as music, video, software and recharge of online game cards, provided through broadband access and operated on a nationwide basis.

Managed Data and Leased Line Services

Our managed data services include frame relay, or FR, and Asynchronous Transfer Mode, or ATM, and DDN services. We offer managed data services as part of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose FR and ATM services to form virtual private networks, or VPNs, and link their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to build global communications networks for multinational corporations. Revenue from our managed data and leased line services was RMB11,499 million in 2009, representing 5.5% of our operating revenue. The percentage was similar to that in 2008.

In 2009, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales, rental, repairs and maintenance of equipment. Revenue from other services accounted for 6.0% of our total operating revenue in 2009.

Our Customers and Brand Management

Our customers include government and corporate customers, household customers as well as individual customers.

We offer certain of our services as a plan under the brand name “BizNavigator” and “One Home”, respectively. We promote “BizNavigator” as our brand targeting government and corporate customers and “One Home” as our brand targeting household customers. We have introduced three editions of “BizNavigator”, namely, Communication Edition, Information Edition and Business Edition, each offering a different combination of our products and services to meet the different demands of our customers.

In 2009, we continued to enhance our marketing initiatives by further improving our products and services under the brand name “BizNavigator” and “One Home”. In particular, we added mobile service elements to our “BizNavigator” services and “One Home” services by taking advantage of our full-service capabilities to further expand our customer base.

For government and enterprise customers, we continued to improve the Communication Edition and the Business Edition of “BizNavigator” by integrating wireline voice services, mobile services, data services and broadband access services to meet the demands of our corporate customers for more communication and information services. We also devoted substantial efforts in developing and improving integrated information services such as “Best Tone” services, IT services and IT application services in response to the needs of our government and corporate customers in respect of integrated office administration and information management. In addition, we continued to improve and promote IT application services such as “e-Campus”, “e-Hospital” and “Hotel Perfection Alliance” to target specific customer groups. Subscribers of our “BizNavigator” services increased from 2.5 million as of December 31, 2008 to 4.4 million as of December 31, 2009.

For household customers, we continued to improve and promote our “One Home” services, especially the “e6” and “e9” service plans. With the introduction of mobile services, we provided integrated services in the plans, targeting customers’ particular requirement. We also provided integrated household information solutions to middle-to-high-end customers that include multiple functions such as communications, wealth management and entertainment. We promoted these integrated information solutions by free trials and discounts. Subscribers of our “One Home” services increased from 23.9 million as of December 31, 2008 to 36.4 million as of December 31, 2009.

Furthermore, following our launch of the mobile services in the fourth quarter of 2008, we made significant efforts in promoting our mobile services brand “e surfing”. We offered different service plans for our mobile services or integrated services that combine mobile functions and our other services. We further promoted the concept of “Internet handset” in the market with the idea of offering our mobile services with comprehensive Internet surfing function. We plan to develop more 3G mobile services that would meet needs of different customers and differentiate us from other 3G mobile service providers.

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

The following table sets forth the tariffs we charge for local telephone services:

Tariff (in RMB)
Monthly fee:(1)
Residential customers	10.0 – 25.0
Enterprise customers	15.0 – 35.0
Usage fee:
Intra-district	0.18 – 0.22 for the first three minutes or less and 0.09 – 0.11 for each additional minute
Inter-district	0.20 – 0.30 per minute(2)
Communications fee:
Internet dial-up	0.02 per minute

(1)	Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital city, other cities, a county or rural areas.
(2)	The data in the table are the tariff ceilings for inter-district local telephone services set by the regulatory authorities. We are permitted to determine tariffs for public switched telephone networks services, or PSTN, provided the tariffs are below the tariff ceilings set by the regulatory authorities.

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
Public switched telephone networks services(1) :
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

Wireline Interconnection. Prior to June 1, 2010, we were exempt from any interconnection payment for outbound local traffic to mobile operators. After June 1, 2010, we are required to pay RMB0.001 per minute for outbound local traffic to mobile operator. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this Item for tariff details.

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

International Roaming

We provide roaming services to our subscribers, which allow them to access our mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements.

As of December 31, 2009, subscribers of our CDMA mobile services using CDMA dual-mode UIM cards can roam on mobile networks through China Telecom Group’s international roaming agreements with GSM operators in 223 countries and regions and CDMA operators in 16 countries and regions, and subscribers of our CDMA mobile services using CDMA UIM cards can roam on CDMA mobile networks through China Telecom Group’s international roaming agreements with CDMA operators in 16 countries and regions. A CDMA mobile service subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenue with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide marketing and distribution network. By using various sales channels, our marketing team can target different customer segments, timely adjust our service offerings to meet the varying demands of different customers and make cross-selling efforts by providing various integrated service plans.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, customer relationship management system, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular our value-added services.

Sales, Distribution and Customer Services

In 2009, we continued to implement our dedicated service system, standardize and expand our business outlets, strengthen and promote our customer service hotlines, and improve our online customer services. By gradually integrating the dedicated service channel, electronic-based service channel, business outlet service channel and the agency service channel, we aim to provide our customers with more effective and efficient services. As part of the implementation of our strategy to provide integrated services, we enhanced information sharing with respect to information relating to sales and distribution channels within the Company. We also streamlined our service process, strengthened employee training and implemented measures to improve our customer services such as providing customers consolidated bills containing billing information with respect to different services.

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

Electronic-based service channel. We provide customer services through our customer service hotlines with the access number of “10000”, online service centers and mobile service centers. Our customer service hotlines handle service inquiries, service applications, customers’ complaints and promote our products and services. Our online and mobile service centers provide all the customers with service inquiry, service application and other services. We maintain and enhance our communications with our customers through the electronic-based service channel. In 2009, we improved our customer services provided through electronic-based service channel to handle mobile-related services. In order to promote sales of our integrated services, we continue to make sales calls to target households and individual customers through our customer service hotlines with the access number of “10000”. In 2009, we also improved our online service centers to handle requests from customers of our mobile and Internet services. Furthermore, we improved functions of our mobile service centers in order to serve our customers on a timely basis. The usage of those multiple electronic-based service channels has helped to improve our service efficiency and enhanced our customer relationship.

Business outlet channel. Through our own business outlets as well as agents and business outlets set up with third parties, we provide our customers with better service experience, promote our corporate image and new products. In order to meet the marketing needs of our full services strategy, we continue to strengthen the sales and marketing capability of our business outlets and improve our post-sale services through our business outlet channel.

Agency service channel. We have established guidelines to supervise and cooperate with our agencies and distributors and develop our business, expand our customer base and provide better customer services. Because certain agencies and distributors such as mobile handset chain stores, supermarkets and large-scale telecommunications equipment distribution stores are close to mobile service customers and have advantages in selling terminal equipment including mobile handsets, we have worked with them closely to promote sales of our mobile, Internet access and value-added services. We enhanced our service capabilities in 2009 through the expansion and optimization of our agency service channels and the number of our agency service channels in 2009 totaled approximately four times of that in 2008.

Information Technology System

Since our acquisition of the CDMA Business in October 2008, we have developed and improved our information technology, or IT, system to support the offering of our wireline voice services, mobile voice services and other services on an integrated basis. We also enhanced our IT system to support customer relationship management to enhance customer differentiation.

In addition, we have improved our IT system to support various aspects of our operation of mobile services such as instant acceptance of new subscriptions, prompt calculation of network-wide charges, real-time billing, roaming and interconnection settlement, administration of our agencies and distributors and administration of terminal equipments and UIM cards. Our IT system has the capability to support offering of our wireline, mobile and other services on an integrated basis and to support different steps of our service offerings from account opening, fee calculation to customer services.

Network System

Our network has extensive coverage and scale and employs a variety of advanced technologies and suitable architecture. It offers comprehensive functions and reliable operation. In addition, it supports a comprehensive range of end-to-end telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our network system is managed and operated by our experienced network management and maintenance teams and is supported by our strong research and development capabilities. And in light of future advances in technology, we have formulated viable plans to migrate our network system efficiently to the next generation.

We lease CDMA network capacity from China Telecom Group and have the exclusive right to use and operate the CDMA network to provide our CDMA mobile services.

Network Architecture

Our network system consists of access networks, data networks, core networks, transport networks, service networks and support networks.

•	Access networks: Access networks include wireline access network and CDMA wireless access network, which are directly connected to customers to provide broadband, data and voice services.

•	Data networks: Data networks include Internet network and basic data network, and provide network support for all telecommunications services based on IP.

•	Core networks: Core networks include our wireline telephone network, mobile core network, and support our basic telecommunications services.

•	Transport networks: Transport networks provide electronic transmission of various service signals for access networks, data networks and core networks.

•	Service networks: The service networks provide the platform and ancillary systems for a variety of value-added services and application products.

•

Support networks: Support networks include signaling networks, digital synchronous networks and various network management systems, in order to support the reliable and effective operation of our networks and services at all levels.

Network Capacity and Technology

Access networks. We own extensive wireline access networks and CDMA wireless access networks in our service regions. In 2009, in order to optimize our access networks, we improved existing line resources, accelerated the construction of fiber lines, substituted copper lines with fiber lines and provided higher access bandwidth; we enhanced connecting additional large office buildings, business centers and high-end residential buildings with fiber optic access; and we improved the CDMA wireless access network substantially. As of December 31, 2009, our access networks had covered all cities and counties and most of towns and rural areas in our service regions; and we had approximately 300 million wireline voice access customer ports, 74 million broadband access ports and 170,000 CDMA base stations, among which approximately 110,000, or 66.9% in percentage, were CDMA EVDO base stations. We also developed wireless LANs in certain areas with high demand of broadband services, including hotels, colleges, airports, exhibit centers and office buildings.

Data networks. We have developed a large-capacity, high-coverage, high-quality and reliable Internet and basic data network system in our service regions. Our Internet and basic data networks allow us to provide all types of data services, such as Internet access, managed data and VPN services, and at the application layer, such as Internet data center, content distribution and video-on-demand services.

CHINANET, our Internet network, and China Telecom Next Carrying Network, or CN2, deploy mainstream advanced routers as the main network technology and are capable of supporting voice, managed data, video services and other comprehensive multi-media services at the same time. The aggregate bandwidth of these networks has reached to 14,000 Gbps.

Core networks. Our core networks employ mature and reliable technologies and offer large-capacity and comprehensive functions. We maintain minimum network maintenance for wireline telephone networks. New development would generally be contemplated in combination with broadband access. We upgrade and enlarge the capacity of mobile core networks to satisfy the needs of rapid-growing mobile services.

Transport networks. Our transport system is based on an advanced, high-speed, large-capacity, secure and reliable transmission fiber optic network throughout our service regions. Our fiber optic transport network is also supplemented by satellite transmissions and digital microwave links.

Service network. Our service network with broad coverage and comprehensive functions provides platform support for wireline/mobile voice services, Internet access services and a variety of value-added services, such as SMS, Color Ring Tong services, video services, positioning services, certification services, recharge services, payment services, downloading services and Internet surfing as well as various new 3G services.

Support networks. Our networks at all levels and our business operations depend on our integrated and efficient support networks throughout the nation, including a signaling network based on a signaling technology known as Signaling System No. 7 protocol, a digital synchronous network, network management systems at all levels and other networks.

Equipment procurement. We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 27.9% of our total amount of annual purchases for 2009. Purchases from our largest supplier of telecommunications equipment accounted for approximately 11.4% of our total amount of annual purchases for 2009.

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

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2012, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreements”.

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

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which became effective on April 10, 2009. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in the PRC.

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

The MIIT (or the MII prior to March 2008) issued several Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, in October 2005, January 2007 and April 2009, respectively, which provide for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators. In October 2009, the MIIT issued a Notice on Adjustment to Settlement Standards for Interconnection Fees of Telecommunications Network, which provides for settlement arrangement standards for certain network interconnections between telecommunications operators. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Mobile operator	Wireline local operator

(1) Mobile operator collects the cellular usage charge from its subscribers

(2) Mobile operator pays RMB0.06 per minute to wireline operator. For calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users) during the period from January 1, 2010 to December 31, 2010, mobile operator (China Mobile) pays RMB0.012 per minute to wireline operator.

Wireline local operator	Mobile operator

(1) Wireline operator collects the usage charge from its subscribers

(2) No revenue sharing or settlement prior to June 1, 2010. Wireline operator pays RMB0.001 per minute to mobile operator after June 1, 2010

Wireline local operator A	Wireline local operator B

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

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. For calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users) during the period from January 1, 2010 to December 31, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B.

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

(1) Operator C collects the IP long distance charges from its subscribers

(2) Operator C pays RMB0.06 per minute to operator B on the terminating end

(3) No settlement between operator C and operator A on the originating end

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Operator A pays RMB0.03 (RMB0.05 prior to January 1, 2010) per SMS to Operator B

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Operator A pays RMB0.10 (RMB0.15 prior to January 1, 2010) per MMS to Operator B

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

In 2009, we paid approximately RMB104 million of usage fees for the telecommunications network numbers and approximately RMB77 million of frequency usage fees, respectively.

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

In addition, the MIIT, together with other governmental authorities, has taken measures to prompt telecommunications operators to screen indecent contents carried through their networks.

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

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the PRC government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in the PRC as transitional measures prior to the official implementation of a universal service obligation framework. Accordingly, China Telecom Group has initiated “Village to Village” projects. By the end of 2009, China Telecom Group had invested in the construction of network facilities in certain remote villages of 20 provinces and autonomous regions. We have been requested by China Telecom Group to operate and maintain such network facilities from 2006 onwards, and China Telecom Group will compensate us for all the related expenses. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

Convergence Policy of Telecom, Broadcasting and Internet Networks

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. The PRC government may promulgate new regulations or adjust relevant policies corresponding to the implementation of the three-network convergence policy in the future.

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

We offer a customer loyalty scheme to our telephone and Internet service subscribers that provides subscribers with bonus point credits. The bonus point credits can be redeemed for free telecommunication services or other gifts. In prior years, we recognized bonus point credits associated with the customer loyalty scheme as a current liability based on the estimated fair value of the bonus point credits granted to subscribers, with a corresponding charge to selling, general and administrative expense. When the subscribers redeemed the awards or when the bonus point credits expired, the liability was reduced accordingly to reflect the change in outstanding obligations. As a result of the adoption of IFRIC 13, “Customer loyalty programmes”, which is effective for accounting period beginning on or after July 1, 2008, we account for bonus point credits associated with the customer loyalty scheme as a separately identifiable component of the sales transaction in which bonus point credits are granted. The fair value of the consideration received or receivable is allocated between bonus point credits and other components of the sale transaction based on their relative fair values. Consideration allocated to bonus point credits is initially recorded as a current liability which is subsequently recognized as revenue when the bonus point credits are redeemed by subscribers or the bonus point credits expire. The costs of gifts redeemed by subscribers is recognised as other operating expenses. Accordingly, our operating revenues, selling, general and administrative expenses, as well as other operating expenses for the years prior to 2009 have been restated. See Note 3 to our audited consolidated financial statements.

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

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in the mainland PRC and Macau, which were previously operated by China Unicom.

Financial Overview

Our operating revenue increased by approximately 12.2%, from RMB186,529 million in 2008 to RMB209,370 million in 2009. The increase was mainly attributable to revenue growth from mobile voice services and non-voice services, including Internet access services, value-added services and integrated information application services, which we believe are important for our transformation to a modern integrated information services provider. Our total operating expenses increased by approximately 2.9%, from RMB181,384 million in 2008 to RMB186,712 million in 2009. The increase in operating expenses was primarily due to the increased expenditures in our mobile services and Transformation Business in order to support the full services operation so as to ensure a sustainable and healthy development. Our operating income increased by approximately 340.4%, from RMB5,145 million in 2008 to RMB22,658 million in 2009. The net income attributable to equity holders of the Company significantly increased from RMB884 million in 2008 to RMB14,422 million in 2009.

The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Revenue:
Wireline voice services(1)	111,573	61.7%	96,258	51.6%	78,432	37.5%
Mobile voice services(2)	—	—	3,955	2.1%	20,027	9.6%
Internet access services(3)	31,802	17.6%	40,727	21.8%	51,567	24.6%
Value-added services(4)	13,198	7.3%	16,253	8.7%	21,533	10.3%
Integrated information application services(5)	6,572	3.6%	10,803	5.8%	12,659	6.0%
Managed data and leased line services(6)	9,183	5.1%	10,231	5.5%	11,499	5.5%
Other services(7)	5,182	2.9%	6,280	3.4%	12,502	6.0%
Upfront connection fees(8)	3,294	1.8%	2,022	1.1%	1,151	0.5%
Total operating revenue	180,804	100.0%	186,529	100.0%	209,370	100.0%

(1)	Represents the aggregate revenue from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(2)	Represents the aggregate revenue from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(3)	Represents revenue from dial-up and broadband Internet access services.
(4)	Represents revenue from wireline value-added services, mobile value-added services and Internet value-added services, including caller ID services, SMS, ring tone services, Internet data center and IP-Virtual Private Network services.
(5)	Represents revenue from integrated information application services, including voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(6)	Represents revenue from managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of our wireline telecommunication networks and equipment.
(7)	Represents revenue from sale, rental and repairs and maintenance of equipment.
(8)	Represents the amortized amount of the upfront fees received for initial activation of wireline services.

Our total operating revenue increased approximately 12.2% from RMB186,529 million in 2008 to RMB209,370 million in 2009. Revenue from our Internet access services, value-added services, integrated information application services, managed data and leased line services and other services increased while revenue from our wireline voice services decreased. We began to offer our mobile services in the fourth quarter of 2008. Revenue from our mobile voice services was RMB20,027 million in 2009, compared to RMB3,955 million in the fourth quarter of 2008.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	52,607	29.1%	53,880	28.9%	52,243	25.0%
Network operations and support expenses(1)	29,856	16.5%	36,096	19.4%	42,903	20.5%
Selling, general and administrative expenses(1)	24,130	13.3%	27,501	14.7%	40,507	19.3%
Personnel expenses	27,419	15.2%	28,946	15.5%	32,857	15.7%
Other operating expenses	9,051	5.0%	10,794	5.8%	17,449	8.3%
Impairment loss on property, plant and equipment	—	—	24,167	13.0%	753	0.4%
Total operating expenses	143,063	79.1%	181,384	97.2%	186,712	89.2%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by approximately 2.9% from RMB181,384 million in 2008 to RMB186,712 million in 2009. Our depreciation and amortization expenses decreased while our network operations and support expenses, selling, general and administrative expenses, personnel expenses and other operating expenses increased. As a percentage of total operating revenue, total operating expenses decreased to approximately 89.2% in 2009 from 97.2% in 2008.

The following table sets forth our operating revenue, operating expenses, operating income and net income attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	180,804	100.0%	186,529	100.0%	209,370	100.0%
Operating expenses	143,063	79.1%	181,384	97.2%	186,712	89.2%
Operating income	37,741	20.9%	5,145	2.8%	22,658	10.8%
Net income attributable to equity holders of the Company	24,195	13.4%	884	0.5%	14,422	6.9%
Net cash from operating activities	75,783	—	76,756	—	74,988	—

Our operating income increased by approximately 340.4%, from RMB5,145 million in 2008 to RMB22,658 million in 2009. Our net income attributable to equity holders of the Company increased from RMB884 million in 2008 to RMB14,422 million in 2009.

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

Depreciable lives primarily range from
Buildings and improvements	8 – 30 years
Telecommunications network plant and equipment	6 – 10 years
Furniture, fixture, motor vehicles and other equipment	5 – 10 years

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

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, intangible assets, construction in progress and other investments are reviewed periodically in order to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period.

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

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognized as an expense in the profit or loss. Impairment loss recognized in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in any unit (group of units) on a pro rata basis.

For the year ended December 31, 2006 and 2007, no provision for impairment loss on property, plant and equipment was recognized. For the year ended December 31, 2008, an impairment loss on property, plant, and equipment of RMB24,167 million was recognized, which primarily represented an impairment loss on PHS specific equipment of RMB23,954 million. The primary factor causing the impairment loss was lower revenue expected to be generated from this equipment following our acquisition of the CDMA Business in 2008. For the year ended December 31, 2009, an impairment loss on property, plant, and equipment of RMB753 million was primarily recognized on DDN specific equipment. This was mainly due to the decrease in customer demand for DDN services and its technology being gradually substituted by other technologies, resulting in significant decrease in the revenue generated from DDN specific equipment.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our incorporation and the acquisitions made in 2003 and 2004. In addition, in accordance with our accounting policy, our property, plant and equipment were also revalued in 2004 and 2007. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of reporting period as of December 31, 2009. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront fees for activation of wireline services and wireline installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no changes to the estimated customer relationship period in any of the three years ended December 31, 2009.

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

Amounts due from the provision of telecommunications services to residential and business customers are generally due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2009:

	Year Ended December 31,
	2007	2008	2009
	(RMB in millions)
At beginning of year	1,522	1,443	2,118
Acquisition of CDMA Business	—	491	—
Impairment losses for bad and doubtful debts	1,361	1,797	1,787
Accounts receivable written off	(1,440)	(1,613)	(1,832)

At end of year	1,443	2,118	2,073

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2009 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2009 and which we have not adopted:

Effective for accounting period beginning on or after
Improvements to IFRSs 2008	July 1, 2009
IFRS 1 (revised), “First-time adoption of International Financial Reporting Standards”	July 1, 2009
Amendments to IAS 27, “Consolidated and separate financial statements”	July 1, 2009
Amendments to IAS 39, “Financial instruments: Recognition and measurement — Eligible hedged items”	July 1, 2009
IFRIC 17, “Distributions of non-cash assets to owners”	July 1, 2009
IFRIC 18, “Transfer of assets from customers”	July 1, 2009
Improvements to IFRSs 2009	July 1, 2009 or January 1, 2010
Amendments to IFRS 1, “First-time adoption of International Financial Reporting Standards — Additional exemptions for first-time adopters”	January 1, 2010
Amendments to IFRS 2, “Share-based payment — Group cash-settled share-based payment transactions”	January 1, 2010
Amendments to IAS 32, “Financial instruments: Presentation — Classification of rights issues”	February 1, 2010
IFRIC 19, “Extinguishing financial liabilities with equity instruments”	July 1, 2010
IAS 24 (revised), “Related party disclosures”	January 1, 2011
Amendments to IFRIC 14, IAS 19, “The limit on a defined benefit asset, minimum funding requirements and their interaction — Prepayments of a minimum funding requirement”	January 1, 2011
IFRS 9, “Financial instruments”	January 1, 2013

Effective for acquisition date beginning on or after
IFRS 3 (revised), “Business combinations”	July 1, 2009

We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that amendments to IFRS 1 (revised), amendments to IAS 39, amendments to IAS 32, IFRIC 19 and amendments to IFRIC 14 are not applicable to any of our operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

A.	Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating Revenue

Our operating revenue grew by RMB22,841 million, or approximately 12.2%, from RMB186,529 million in 2008 to RMB209,370 million in 2009. This increase primarily reflected the revenue growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenue from wireline voice services.

Wireline Voice Services. Revenue from our wireline voice services decreased by approximately 18.5%, from RMB96,258 million in 2008 to RMB78,432 million in 2009. The decrease in revenue from our wireline voice services was primarily due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP, which continued to divert revenue from wireline voice services, as well as the impact of economic slowdown in the PRC as a result of the recent global financial crisis. Revenue from our wireline voice services accounted for 37.5% of our operating revenues in 2009, compared to approximately 51.6% in 2008.

Mobile Voice Services. Revenue from our mobile voice services was RMB20,027 million in 2009, representing 9.6% of our operating revenue. In the fourth quarter of 2008, we started to provide mobile voice services after acquiring the CDMA Business from China Unicom and CUCL. Revenue from our mobile voice services was RMB20,027 million in 2009, compared to 3,955 million in 2008. Revenue from our mobile voice services accounted for approximately 9.6% of our operating revenues in 2009, compared to approximately 2.1% in 2008. Our mobile voice services have become one of the major drivers for the growth of our operating revenues since we began to implement our full-service integrated operation strategy.

Internet Access Services. Revenue from our Internet access services increased by approximately 26.6% from RMB40,727 million in 2008 to RMB51,567 million in 2009, representing 24.6% of our operating revenue. The increase in revenue from our Internet access services was primarily due to the continued expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 53.5 million as of December 31, 2009, representing an increase of approximately 9.2 million or 20.8% from 44.3 million as of December 31, 2008. The average revenue per user per month of wireline broadband subscribers in 2009 was RMB80.3, representing a decrease of RMB3.5 from RMB83.8 in 2008. The decrease was primarily due to the increased competition in the Internet access services market. The revenue attributable to mobile Internet access services in 2009 was RMB3,760 million.

Value-Added Services. Revenue from our value-added services increased by approximately 32.5% from RMB16,253 million in 2008 to RMB21,533 million in 2009, representing 10.3% of our operating revenue. The increase in revenue from value-added services was primarily due to revenue from our mobile value-added services, and the rapid development of our Internet value-added services, such as IDC services. The revenue attributable to mobile value-added services in 2009 was RMB5,602 million.

Integrated Information Application Services. Revenue from our integrated information application services increased by approximately 17.2% from RMB10,803 million in 2008 to RMB12,659 million in 2009, representing 6.0% of our operating revenue. The increase in revenue from our integrated information application services was primarily due to the rapid development of our IT service and IT application services, “Best-tone” services and “V-Net” services. The revenue attributable to mobile integrated information application services in 2009 was RMB607 million.

Managed Data and Leased Line Services. Revenue from our managed data and leased line services increased by approximately 12.4%, from RMB10,231 million in 2008 to RMB11,499 million in 2009, representing 5.5% of our operating revenue. The increase was primarily due to increasing revenue growth in leased circuits services and the IP-VPN services, driven by the increasing demand from non-operator customers for network resources.

Other Services. Revenue from other services increased by approximately 99.1%, from RMB6,280 million in 2008 to RMB12,502 million in 2009. The increase in revenue from other services was primarily due to revenue from sales of mobile terminal equipment. The revenue attributable to other mobile services in 2009 was RMB5,617 million.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized over 10 years. Due to a regulation change effective on July 1, 2001 that cancels all surcharges in relation to telecommunication services, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount continued to decrease by approximately 43.1%, from RMB2,022 million in 2008 to RMB1,151 million in 2009.

Operating Expenses

Total operating expenses increased by approximately 2.9%, from RMB181,384 million in 2008 to RMB186,712 million in 2009. The total operating expenses included impairment losses on property, plant, and equipment of RMB24,167 million and RMB753 million recognized in 2008 and 2009, respectively. The increase in operating expenses was primarily due to significant expenditure in promoting our mobile services and increased expenditure in promoting our Transformation Business.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by approximately 3.0%, from RMB53,880 million in 2008 to RMB52,243 million in 2009, mainly due to the impairment loss on our PHS specific equipment in 2008 and our reduced capital expenditure in 2009. The depreciation and amortization expenses as a percentage of our operating revenue decreased from 28.9% in 2008 to 25.0% in 2009.

Network Operations and Support Expenses. Our network operations and support expenses increased by approximately 18.9%, from RMB36,096 million in 2008 to RMB42,903 million in 2009, which was primarily attributable to the CDMA network capacity lease fee and the increased expenditure in our Internet access services, value added services and integrated information application services. Our CDMA network capacity lease fee increased by approximately 4.6 times from RMB1,504 million in 2008 to RMB8,383 million in 2009.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 47.3% to RMB40,507 million in 2009 from RMB27,501 million in 2008. The increase was primarily due to the increased expenditure in our mobile services.

Personnel Expenses. Personnel expenses increased by approximately 13.5%, from RMB28,946 million in 2008 to RMB32,857 million in 2009. This increase was primarily attributable to the inclusion of personnel expenses of employees transferred from CUCL and Unicom Huasheng in connection with our acquisition of the CDMA Business for the whole year of 2009 (while the corresponding figure of 2008 represented the expenses occurred during the fourth quarter only) and recruitment of professional personnel for our mobile services, IP, IT and information operations, as driven by our development strategy as a full-service telecommunications service provider.

Impairment Loss of Property, Plant and Equipment. Our impairment loss of property, plant and equipment was RMB753 million in 2009, which primarily consisted of an impairment loss for our DDN specific equipment. The primary factor resulting in the impairment loss for our DDN specific equipment was due to lower revenue expected to be generated from this equipment as a result of the reduced customer demand for our DDN services and its technology being gradually substituted by other technologies. In 2008, we recognized an impairment loss of property, plant and equipment of RMB24,167 million, which primarily consisted of an impairment for our PHS specific equipment of RMB23,954 million.

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB17,449 million in 2009, increased by approximately 61.7% from RMB10,794 million in 2008, which was primarily attributable to an increase in expenses incurred in connection with the mobile interconnection settlement for mobile services and an increase in expenses for sales of mobile terminal equipment. Our expenses incurred in mobile interconnection settlement for mobile services and expenses for sales of mobile terminal equipment were RMB3,467 million and RMB4,980 million, respectively, in 2009.

Net Finance Costs

In 2009, our net finance costs decreased by 13.8% from RMB5,076 million in 2008 to RMB4,375 million in 2009. Our net interest expense decreased by 11.5%, or RMB612 million, from RMB5,336 million in 2008 to RMB4,724 million in 2009. The decreases were mainly due to the reduced interest rate announced by the People’s Bank of China at the end of 2008 and the subsequent effect of our low-cost financing in 2008.

Among the components of net finance costs, the exchange income was RMB67 million in 2009, while the exchange loss was RMB170 million in 2008, which was mainly due to the appreciation of RMB against the Japanese Yen in 2009. According to the exchange rates published by the People’s Bank of China on December 31, 2009, the exchange rate of Renminbi to Japanese Yen decreased by 2.5% from December 31, 2008.

Income Tax

In 2009, our income tax expense was RMB4,549 million with an effective tax rate of 23.7%. Our expected income tax expense at our statutory tax rate of 25% in 2009 would be RMB4,794 million. The difference between our effective tax rate and the statutory tax rate of 25% was primarily due to the exclusion of the upfront connection fees from taxable revenue and the preferential income tax rate of 20% or 15% applied to some of our branches located in special economic zones and in the western part in the PRC. See Note 25 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25%.

According to the New Tax Law and the Implementing Regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit”, as defined in the New Tax Law, has been revised to 25%. In addition, entities that are taxed at preferential rates are subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, such as some branches of ours, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, such as some branches of ours, remains at 15% for the years ended December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011.

Net Income Attributable to Equity Holders of the Company

The net income attributable to equity holders of the Company was RMB14,422 million in 2009, with net margin of approximately 6.9%, compared to net income attributable to equity holders of the Company of RMB884 million with net margin of approximately 0.5% in 2008.

Inflation

Unlike 2008, the PRC did not experience significant inflation in 2009 and thus our business was not affected by inflation during the year. According to the PRC National Bureau of Statistics, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8%, 5.9% and -0.7%, in 2007, 2008 and 2009, respectively.

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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenue

Our operating revenue grew by RMB5,725 million, or approximately 3.2%, from RMB180,804 million in 2007 to RMB186,529 million in 2008. This increase primarily reflected the revenue growth from non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenue from wireline voice services.

Wireline Voice Services. Revenue from our wireline voice services decreased by approximately 13.7%, from RMB111,573 million in 2007 to RMB96,258 million in 2008. The decrease in revenue from our wireline voice services was primarily due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP, which continued to divert revenue from wireline voice services. Revenue from our wireline voice services accounted for 51.6% of our operating revenues in 2008, compared to approximately 61.7% in 2007.

Mobile Voice Services. In the fourth quarter of 2008, we started to provide mobile voice services after acquiring the CDMA Business from China Unicom and CUCL. Revenue from our mobile voice services was RMB3,955 million in 2008, accounting for approximately 2.1% of our operating revenues.

Internet Access Services. Revenue from our Internet access services increased by approximately 28.1% from RMB31,802 million in 2007 to RMB40,727 million in 2008, representing 21.8% of our operating revenue. The increase in revenue from our Internet access services was primarily due to the continued expansion of our broadband subscriber base. The number of our broadband subscribers increased to 44.3 million as of December 31, 2008, representing an increase of approximately 8.5 million or 23.9% from 35.7 million as of December 31, 2007. In the meanwhile, the average revenue per user per month of broadband subscribers in 2008 was RMB83.8, representing an increase of RMB2.4 from RMB81.4 in 2007.

Value-Added Services. Revenue from our value-added services increased by approximately 23.1% from RMB13,198 million in 2007 to RMB16,253 million in 2008, representing 8.7% of our operating revenue. The increase in revenue from value-added services was primarily due to revenue from our mobile value-added services after our acquisition of the CDMA Business, and the rapid development of our Internet value-added services and our wireline value-added services. The revenue attributable to mobile value-added services generated after the acquisition of the CDMA Business was RMB1,469 million.

Integrated Information Application Services. Revenue from our integrated information application services increased by approximately 64.4% from RMB6,572 million in 2007 to RMB10,803 million in 2008, representing 5.8% of our operating revenue. The increase in revenue from our integrated information application services was primarily due to the rapid development of, among others, our IT service and IT application services, “Best-tone” services and “V-Net” services.

Managed Data and Leased Line Services. Revenue from our managed data and leased line services increased by approximately 11.4%, from RMB9,183 million in 2007 to RMB10,231 million in 2008. The increase was primarily due to increasing revenue growth in leased circuits services and the IP-VPN services, driven by the increasing demand from non-operator customers for network resources.

Other Services. Revenue from other services increased by approximately 21.2%, from RMB5,182 million in 2007 to RMB6,280 million in 2008. The increase in revenue from other services was primarily due to revenue from sales of equipment for system integration and terminal equipment such as handsets. The revenue attributable to other mobile services generated after the acquisition of the CDMA Business, which primarily consist of sales of CDMA handsets, was RMB713 million.

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

Operating Expenses

Total operating expenses increased by approximately 26.8%, from RMB143,063 million in 2007 to RMB181,384 million in 2008. The increase in operating expenses was primarily due to a significant amount of impairment loss for our PHS specific equipment, and to a lesser extent, due to increased expenditure in our Internet access services, value-added services and integrated information application services, increased expenditure in our mobile voice services in order to maintain and enhance our competitiveness in the future and losses of RMB3,428 million we incurred in connection with natural disasters in 2008.

Depreciation and Amortization. Our depreciation and amortization expenses increased by approximately 2.4%, from RMB52,607 million in 2007 to RMB53,880 million in 2008, mainly due to the increase in the depreciation base of our property, plant and equipment. The depreciation and amortization expenses as a percentage of our operating revenue decreased to 28.9%.

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

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by approximately 14.0% to RMB27,501 million in 2008 from RMB24,130 million in 2007. The increase was primarily due to increased expenditure in relation to our Internet access services, value-added services and integrated information application services, and the promotion and initial investment in the “e surfing” mobile service brand to implement our customer focused innovation strategy.

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

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB10,794 million in 2008, increased by approximately 19.3% from RMB9,051 million in 2007, which was primarily attributable to the newly-incurred expense of mobile interconnection settlement for mobile services operation and increased expenses for sales of terminal equipment, such as CDMA handsets.

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

Income Tax

In 2008, our income tax benefit was RMB793 million. Our expected income tax expense at our statutory tax rate of 25% in 2008 would be RMB47 million. The difference between the actual income tax we paid and the income tax expense we would have to pay at a tax rate of 25% was primarily due to the exclusion of the upfront connection fees from taxable revenue and the preferential income tax rate of 15% or 18% applied to some of our branches and subsidiaries located in special economic zones and in the western part in the PRC. Another reason for our effective tax rate being lower than the statutory tax rate was that the additional deductions of research and development expenses for some of our branches in certain provinces and the tax credits received on their purchases of domestic equipment before the implementation of the New Tax Law. See Note 25 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25%.

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

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(RMB in millions)
Net cash generated from operating activities	75,783	76,756	74,988
Net cash used in investing activities	(46,618)	(75,819)	(43,255)
Net cash (used) in/generated from financing activities	(30,747)	5,585	(24,793)

(Decrease)/increase in cash and cash equivalents	(1,582)	6,522	6,940

Cash and cash equivalents increased by approximately 24.9%, from RMB27,866 million as of December 31, 2008, of which 94.2% was denominated in RMB, to RMB34,804 million as of December 31, 2009, of which 94.7% was denominated in RMB. Our net cash inflow was RMB6,940 million in 2009, as compared with a net cash inflow of RMB6,522 million in 2008.

Our principal source of liquidity is cash generated from operating activities, which was RMB74,988 million in 2009, a decrease of RMB1,768 million from RMB76,756 million in 2008. A primary factor affecting our operating cash flows continues to be the timing when we receive payments from our customers and when we pay our suppliers in the ordinary course of business.

Net cash used in investing activities decreased by RMB32,564 million from RMB75,819 million in 2008 to RMB43,255 million in 2009 primarily as a result of our payment made in 2008 for our acquisition of the CDMA Business from China Unicom and CUCL and the decrease in our capital expenditure in 2009.

Net cash used in financing activities was RMB24,793 million in 2009 compared to RMB5,585 million net cash generated from financing activities in 2008. This increase in cash outflow was primarily due to our payment to China Telecom Group of the remaining purchase price of the Second Acquisition in the amount of RMB15,150 million and repayment of short-term commercial paper in the amount of RMB10,000 million.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB82,545 million as of December 31, 2009, compared to a deficit of RMB121,291 million as of December 31, 2008. The deficit decrease was mainly attributable to the issuance of medium-term notes in aggregate amount of RMB30,000 million in 2009, net off by repayment of short-term debt such as short-term commercial papers in the same period.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2010. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2009, we had available credit facilities of RMB102,555 million from which we can draw upon.

On November 16, 2009, we issued three-year medium-term notes in an aggregate principal amount of RMB10 billion with an annual interest rate of 3.65%. On December 28, 2009, we issued two batches of five-year medium-term notes in an aggregate principal amount of RMB 20 billion with an annual interest of 4.61%. The notes were placed through a centralized book-building and allocation process in the PRC inter-bank debenture market at par value. See “Item 4. Information on the Company — A. History and Development of the Company—Debenture Issuance in 2009 and Proposed Issuance Debentures in 2010” for details of issuance of these notes.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2007	2008	2009
	(RMB in millions)
Short-term debt	67,767	83,448	51,650
Current portion of long-term debt	3,811	565	1,487
Current portion of finance lease obligations	24	22	18
Long-term debt, excluding current portion	34,148	39,226	52,768
Finance lease obligations, excluding current portion	5	18	—

Total debt	105,755	123,279	105,923

Our short-term debt constituted approximately 48.8% of our total liabilities as of December 31, 2009. The weighted average interest rate of our short-term debt was 4.0 % as of December 31, 2009, representing a decrease of 1.1 percentage points from that as of December 31, 2008.

Our total debt decreased by RMB17,356 million from RMB123, 279 million as of December 31, 2008 to RMB 105,923 million as of December 31, 2009, primarily due to our payment of the remaining purchase price of the Second Acquisition to China Telecom Group. Consequently, our debt-to-asset ratio (total debt divided by total assets) decreased from approximately 28.0% in 2008 to approximately 24.8% in 2009. We believe that our Company has maintained a solid capital structure.

Excluding the deferred consideration for the acquisitions of RMB 15,150 million in 2008, our long-term debt (including current portion) increased from RMB24, 641 million as of December 31, 2008 to RMB 54,255 million as of December 31, 2009. In addition, our short-term debt decreased from RMB83, 448 million as of December 31, 2008 to RMB51,650 million as of December 31, 2009.

Of our total debt as of December 31, 2009, approximately 96.9%, 1.7%, 0.8% and 0.6% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2009 may differ from the amounts indicated below.

	Year Ended December 31,
	2008	2009	2010 (Planned)
	(RMB in millions)
Total capital expenditure	48,410	38,042	39,000

In 2009, we continued our prudent policy on capital expenditure. Our capital expenditure decreased by 21.4%, from RMB48,410 million in 2008 to RMB38,042 million in 2009. In accordance with our strategic transformation, we continued to strictly control our capital expenditure structure and significantly reduced the capital expenditure in connection with traditional fixed line voice business and telecommunications infrastructure and increased our investment in Internet access and data network.

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

As of December 31, 2009, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2009:

	Payable in
	Total	2010	2011	2012	2013	2014	After 2014
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	51,650	51,650	—	—	—	—	—
Long-term debt	54,255	1,487	10,322	11,372	9,986	20,020	1,068
Interest payable	9,153	2,899	1,938	1,754	1,367	923	272
Finance lease obligations	18	18	—	—	—	—	—
Operating lease commitments	11,110	8,531	643	505	417	344	670
Capital commitments	4,542	4,542	—	—	—	—	—
Total contractual obligations	130,728	69,127	12,903	13,631	11,770	21,287	2,010

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

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

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Wang Xiaochu	52	Chairman of the Board of Directors and Chief Executive Officer
Shang Bing	54	Executive Director, President and Chief Operating Officer
Wu Andi	55	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	54	Executive Director and Executive Vice President
Zhang Chenshuang	58	Executive Director and Executive Vice President
Li Ping	56	Executive Vice President
Yang Xiaowei	46	Executive Director and Executive Vice President
Yang Jie	48	Executive Director and Executive Vice President
Sun Kangmin	53	Executive Director and Executive Vice President
Li Jinming	58	Non-executive Director
Wu Jichuan	72	Independent Non-executive Director
Qin Xiao	62	Independent Non-executive Director
Tse Hau Yin, Aloysius	62	Independent Non-executive Director
Cha May Lung, Laura	60	Independent Non-executive Director
Xu Erming	60	Independent Non-executive Director
Yung Shun Loy, Jacky	47	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Wang Qi	55	Financial Controller

Wang Xiaochu, age 52, is Chairman of the Board of Directors and Chief Executive Officer of our Company. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Group, and Chairman and Non-Executive Director of China Communications Services Corporation Limited. He is also President of China Telecommunications Corporation and the Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications, or the MPT, Scientific and Technological Progress Award. Mr. Wang has over 29 years of management experience in the telecommunications industry.

Shang Bing, age 54, is Executive Director, President and Chief Operating Officer of our Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang also served as Deputy General Manager and General Manager of China United Telecommunications Corporation Liaoning Branch, Vice President, Director and President of China United Telecommunications Corporation and as Executive Director and President of China Unicom Limited. In addition, Mr. Shang served as Director and President of China United Telecommunications Corporation Limited and CUCL. He is also Vice President of China Telecom Group. Mr. Shang has extensive experience in management and telecommunications industry in the PRC.

Wu Andi, age 55, is Executive Director, Executive Vice President and Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Madam Wu studied in the master of business administration program at the Guanghua School of Management, Peking University from 2002 to 2003 and received an executive master of business administration degree. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also Vice President of China Telecommunications Corporation. Ms. Wu has 28 years of economic and financial management experience in the telecommunications industry in the PRC.

Zhang Jiping, age 54, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctor’s degree of business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunication Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has 28 years of experience in network operation and management in the telecommunications industry in the PRC.

Zhang Chenshuang, age 58, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a senior economist. Mr. Zhang graduated from the Party School of the PRC Communist Party and received an MBA degree from Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Group, Director of China Mobile Communication Co., Ltd., Assistant to the President of China Mobile Group, Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the MPT. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has over 30 years of experience in the telecommunications industry.

Li Ping, age 56, is Executive Vice President of our Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of our Company, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also Vice President of China Telecommunications Corporation, and Chairman of the Board of Directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 34 years of operational and managerial experience in the telecommunications industry in the PRC.

Yang Xiaowei, age 46, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the China United Telecommunications Corporation, Vice President of the China United Telecommunications Corporation, Director of China United Telecommunications Corporation and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of CUCL and Chairman of Unicom Huasheng. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Yang Jie, age 48, is Executive Director and Executive Vice President of our Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Business Department of the Northern Telecom of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 26 years of operational and managerial experience in the PRC telecommunications industry.

Sun Kangmin, age 53, is Executive Director and Executive Vice President of our Company. He is a senior engineer. He holds an MBA degree from the University of Hong Kong. Mr. Sun served as the Department Head of the Information Industry Department of Sichuan Province, Director General of the Communications Bureau of Sichuan Province, and Chairman and General Manager of Sichuan Telecom Company Limited. He is also Vice President of China Telecom Group. Mr. Sun has 26 years of operational and managerial experience in the telecommunications industry in the PRC.

Li Jinming, age 58, is a Non-Executive Director of our Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate program of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Wu Jichuan, age 72, is an Independent Non-Executive Director of our Company. He is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from Beijing University of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the MPT, Deputy Director of the PRC Committee of the Radio Management, Deputy Head of the Informatization Leading Group of the State Council, Minister of the MII, a member of the Eighth & Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the National People’s Congress.

Qin Xiao, age 62, is an Independent Non-Executive Director of our Company. He has a Ph.D. in economics from University of Cambridge. He is the Chairman of China Merchants Group Limited and China Merchants Bank Co., Ltd. Mr. Qin is a member of the Eleventh National Committee of Chinese People’s Political Consultative Conference, or the CPPCC, and the Honorary Chairman of Hong Kong Chinese Enterprises Association, and a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. Before joining China Merchants Group, Mr. Qin served as President and Vice Chairman of China International Trust and Investment Corporation, or CITIC, and Chairman of CITIC Industrial Bank. Mr. Qin was a deputy to the Ninth National People’s Congress, a member of the Tenth National Committee of the CPPCC, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board. Mr. Qin also served as Chairman of APEC Business Advisory Council for the year 2001. In addition, Mr. Qin is the author of several papers and books in the fields of economics and management.

Tse Hau Yin, Aloysius, age 62, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited and is a member of the International Advisory Council of the People’s Municipal Government of Wuhan. The board of directors of our Company has determined that Mr. Tse’s service on these other audit committees does not impair his ability to effectively serve on the Company’s audit committee. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, or HKICPA. Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 60, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress of the PRC, a Member of the Standing Committee of the CPPCC Shanghai Committee, Vice Chairman of the International Advisory Council of China Securities Regulatory Commission, or CSRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, Non-executive Director of Bank of Communications Co., Ltd. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and as Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University in 1982.

Xu Erming, age 60, is an Independent Non-Executive Director of our Company. He is Deputy Dean, Professor, and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the 10th Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Power Equipment Company Limited. Professor Xu has conducted research in the areas of strategic management, organizational theories, international management and education management. He has completed numerous research projects sponsored by the PRC National Natural Science Foundation, the PRC National Social Science Foundation and other institutions in the PRC. Professor Xu’s publications include Business Strategic Management, Introduction to International Business Management and Empirical Research of Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies. Professor Xu is also a columnist of the Economic Daily. In addition, Professor Xu was granted both the first prize for Excellence in Higher Educational Publication and the second prize for the National Teaching Award by the Ministry of Education. He previously lectured at the State University of New York at Buffalo, Pennsylvania State University at Scranton, the University of Technology in Sydney, the Kyushu University in Japan and Hong Kong Polytechnic University.

Yung Shun Loy, Jacky, age 47, is the Assistant Chief Financial Officer, Qualified Accountant and Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has over 20 years of experience in auditing, and acting as company secretary and senior financial management member of listed companies.

Wang Qi, age 55, is the financial controller of our Company. Mr. Wang is a senior accountant. He graduated from Beijing Institute of Posts and Telecommunications and the Australian National University. He holds a Master degree in international management. He served as a Deputy Director General of Anhui Posts and Telecommunications Administration Bureau and a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 35 years of managerial and accounting experience in the telecommunications industry in the PRC.

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

Mr. Xiao Jinxue resigned from his position as a supervisor of the Company on December 29. 2009. Mr. Miao Jianhua was appointed as our supervisor on December 29, 2009. Mr. Ma Yuzhu continued to serve as a supervisor acting as the employee representative.

The following table sets forth certain information concerning our supervisors:

Name	Age	Position
Miao Jianhua	58	Chairman of the Supervisory Committee
Zhu Lihao	69	Independent Supervisor
Ma Yuzhu	56	Supervisor (Employee Representative)
Xu Cailiao	46	Supervisor
Han Fang	37	Supervisor

Miao Jianhua, age 58, is Chairman of the Supervisory Committee of our Company. He is the head of the Discipline Inspection Division of China Telecom Group. Mr. Miao obtained a master’s degree in management from Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as a Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the Chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited and Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Zhu Lihao, age 69, is an independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of the PRC, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Ma Yuzhu, age 56, is an Employee Representative Supervisor of the Supervisory Committee of our Company, and Managing Director of the Corporate Culture Department of the Company. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma served as Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

Xu Cailiao, age 46, is a Supervisor of the Supervisory Committee of our Company. He is a Director of the Corporate Strategic Department of our Company. He graduated from the Law School of Peking University with a master’s degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practice PRC law in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Han Fang, age 37, is a Supervisor of the Supervisory Committee of our Company. Ms. Han is a Director of the Audit Department of our Company. Ms. Han graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in engineering management in 1995. She obtained a master’s degree in business administration from Norwegian School of Management in 2007. She worked in finance-related areas when serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecom Group. Ms. Han is an international internal auditor, a qualified accountant in the PRC and a senior accountant and has 15 years of finance and audit experiences.

B.	Compensation

Compensation of Directors and Supervisors

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2009 was approximately RMB8.2 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands
2009
Executive directors
Wang Xiaochu	—	324	339	—	71	734
Shang Bing	—	324	335	—	71	730
Wu Andi	—	276	288	—	61	625
Zhang Jiping	—	276	288	—	60	624
Zhang Chenshuang	—	276	288	—	61	625
Yang Jie	—	276	288	—	59	623
Sun Kangmin	—	276	288	—	60	624
Yang Xiaowei	—	276	285	—	59	620

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands
Non-executive directors
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	440	—	—	—	—	440
Wu Jichuan	150	—	—	—	—	150
Qin Xiao	150	—	—	—	—	150
Cha May Lung	176	—	—	—	—	176

Supervisors
Miao Jianhua(1)	—	—	—	—	—	—
Xiao Jinxue(1)	—	188	297	—	15	500
Xu Cailiao	—	92	259	—	45	396
Ma Yuzhu	—	157	387	—	59	603
Han Fang	—	90	264	—	44	398

Independent supervisor
Zhu Lihao	75	—	—	—	—	75
Total	1,141	2,831	3,606	—	665	8,243

(1)	Mr. Xiao Jinxue resigned from his position as a supervisor of the Company and Mr. Miao Jianhua was appointed as a supervisor and Chairman of the Supervisory Committee of the Company on December 29, 2009.

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

During the years ended December 31, 2007, 2008 and 2009, 204 million, 346 million and 0.2 million stock appreciation right units were exercised, respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the years ended December 31, 2007, compensation expense recognized in respect of stock appreciation rights was RMB689 million. For the year ended December 31, 2008, a reversal of compensation expense in the amount of RMB148 million was recognized in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended December 31, 2009, compensation expense recognized in respect of stock appreciation rights was RMB56 million.

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

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xu Erming. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005 and was further revised by our Board of Directors in March 2009, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors, and approval of services provided by the independent auditors. In addition, the Audit Committee is responsible to ensure that the management performs its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company as well as the adequacy of the staff’s training programs. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2009, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s annual and interim financial statements, assessment of the qualifications, independence and performance of independent auditors and appointment of independent auditors, effectiveness of internal control, internal audit, related party transactions and amendments to the Charter of the Audit Committee.

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

The Remuneration Committee held no meeting in 2009.

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

The Nomination Committee held no meeting in 2009.

Independent Director Committee

The Independent Director Committee consists of all independent non-executive directors. Meetings of the Independent Director Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchanges.

The Independent Director Committee held one meeting in 2009, at which they reviewed and approved renewal of certain related-party transactions, confirming that those related-party transactions are in the interests of the Company and are fair and reasonable to the independent shareholders. The committee also submitted recommendations on theses matter to independent shareholders.

D.	Employees

General

As of December 31, 2009, we had 312,520 employees. The table below sets forth the numbers of our employees by their functions as of December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	42,211	14.8	49,441	15.7	50,206	16.1
Sales and marketing	147,878	51.8	161,547	51.4	160,780	51.4
Operations and maintenance	93,731	32.9	101,956	32.4	99,904	32.0
Others	1,285	0.5	1,597	0.5	1,630	0.5
Total	285,105	100.0	314,541	100.0	312,520	100.0

The total number of our employees decreased to 312,520 as of December 31, 2009 from 314,541 as of December 31, 2008.

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

As of December 31, 2009, our Assistant Chief Financial Officer, Qualified Accountant and Company Secretary, Mr. Yung Shun Loy, Jacky held 156,000 H shares, representing 0.00112% of the total number of H shares and 0.00019% of the total number of all outstanding shares in our Company.

Apart from those disclosed herein, as of December 31, 2009, none of our directors, supervisors or other senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of June 18, 2010 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned		Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317		85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653		8.37%	6.94%
H shares	RFS Holdings B.V.	2,087,518,664	(1)	15.04%	2.58%
H shares	JPMorgan Chase & Co.	1,486,982,719	(2)	10.72%	1.84%
H shares	Capital Research and Management Company	1,254,424,000		9.04%	1.55%
H shares	Commonwealth Bank of Australia	1,251,386,000		9.02%	1.55%
H shares	BlackRock, Inc.	1,076,344,051	(3)	7.76%	1.33%

(1)	Includes (i) 907,191,530 shares held by RFS Holdings B.V. in long position, or Long Position, as defined under the Securities and Futures Ordinance of Hong Kong, or the SFO, representing 6.54% of the total number of H shares and 1.12% of the total number of all outstanding shares, and (ii) 1,180,327,134 shares held by RFS Holdings B.V. in short position, or Short Position, as defined under the SFO, representing 8.51% of the total number of H shares and 1.46% of the total number of all outstanding shares.
(2)	Includes (i) 809,278,022 shares held by JPMorgan Chase & Co. in Long Position, representing 5.83% of the total number of H shares and 1.00% of the total number of all outstanding shares; (ii) 48,766,503 shares held by JPMorgan Chase & Co. in Short Position, representing 0.35% of the total number of H shares and 0.06% of the total number of all outstanding shares; and (iii) 628,938,194 shares held by JPMorgan Chase & Co. as a lending agent on behalf of its clients in a lending pool as defined under the SFO, representing 4.53% of the total number of H shares and 0.78% of the total number of all outstanding shares.

(3)	Includes (i) 1,072,166,051 shares held by BlackRock, Inc. in Long Position, representing 7.73% of the total number of H Shares and 1.32% of the total number of all outstanding shares, and (ii) 4,178,000 shares held by BlackRocks, Inc. in Short Position, representing 0.03% of the total number of H Shares and 0.005% of the total number of all outstanding shares.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong province. RFS Holdings B.V. is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands, JPMorgan Chase & Co. is located at 270 Park Avenue, New York 10017, USA. Capital Research and Management Company is located at 333 South Hope Street, 55th Floor, Los Angeles, CA90071. Commonwealth Bank of Australia is located at Ground Floor, Tower 1, 201 Sussex Street, Sydney NSW, Australia. BlackRock, Inc. is located at 40 East 52nd Street, New York, 10022 USA.

Based solely on information contained in an Amendment No.2 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the U.S. Securities Exchange Commission, or SEC, on January 27, 2010 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,199,703,672 H shares of our Company, or the FRI Shares, representing approximately 8.6% of the total number of our H shares outstanding as of December 31, 2009, were beneficially owned either by investment companies that were direct and indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct and indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr., owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., disclaims beneficial ownership of any of the FRI Shares. The principle place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, USA. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on January 27, 2010.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of June 18, 2010, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

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

Our independent non-executive directors have confirmed that all connected transactions for the year ended December 31, 2009 to which our Company was a party:

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

Ongoing Related Party Transactions between Us and China Telecom Group

Centralized Services Agreement

Pursuant to the Centralized Services Agreement entered into by us and China Telecom Group on September 10, 2002 and the supplemental agreements entered into respectively on December 26, 2007 and March 31, 2008, centralized services include management and operational services provided by our Company to China Telecom Group in relation to key corporate customers, the business support center and the network management center. Centralized services also include services provided by China Telecom Group to us in relation to certain premises of China Telecom Group, and the use of international telecommunications facilities by both parties. The aggregate costs incurred by China Telecom Group and us for the provision of management and operational services will be apportioned on a pro rata basis between China Telecom Group and us according to the revenues generated by each party.

Pursuant to the Centralized Services Agreement, as supplemented, we will pay premises usage fees to China Telecom Group on a pro rata basis according to the area actually allocated to us when we use any premises provided by China Telecom Group. The premises usage fees shall be determined through negotiation between the parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services provided by such third parties, the annual utilization fee shall be determined on a pro rata basis according to the actual utilization each year. When both parties use the international telecommunications facilities provided by China Telecom Group, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. The utilization fee shall be determined through negotiation between the parties based on market rates.

The Centralized Services Agreement, as supplemented, was renewed on December 16, 2009 for a further term of one year expiring on December 31, 2010 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless we give China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2009, the net transaction amount in respect of the Centralized Services Agreement was RMB534 million.

Interconnection Settlement Agreement

We entered into an interconnection settlement agreement dated September 10, 2002 and the supplemental agreements dated October 26, 2003, April 13, 2004 and July 27, 2008 with China Telecom Group, which allow our domestic telephone networks to interconnect with China Telecom Group’s domestic networks outside our service regions. The interconnection settlement agreement does not provide for early termination or non-renewal by China Telecom Group. Interconnection settlement charges between China Telecom Group’s networks and our networks are based on fees prescribed by the MIIT from time to time, which is currently RMB0.06 per minute. There will be no revenue sharing or settlement arrangement for local calls originated from China Telecom Group to us. Interconnection charges are RMB0.06 per minute for local calls originated from us to China Telecom Group. The formula for settlement is based on the net volume of telephone calls originating from us to China Telecom Group or originating from China Telecom Group to us multiplied by the MIIT’s prescribed settlement fees. The interconnection settlement agreement stipulates that the settlement be made between us and China Telecom Group on a monthly basis, with the operator that has originated more calls paying the net amount to the operator that has terminated more calls.

Beijing municipality, Tianjin municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Tibet Autonomous Region have been covered as settlement regions.

This Interconnection Settlement Agreement, as supplemented, was renewed on December 31, 2008 for another two years with expiration on December 31, 2010 and will be automatically renewed for a period of three years upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2009, the net settlement payment made by us to China Telecom Group pursuant to the interconnection agreement was RMB598 million.

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

The agreement was renewed on December 16, 2009 for a further term of one year expiring on December 31, 2010 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2009, our expenditure on rental charges was RMB361 million. For the same period, the rental income derived from the subsidiaries of China Telecom Group was RMB49 million.

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

The IT Services Framework Agreement, as supplemented, was renewed on December 16, 2009 for a further term of one year expiring on December 31, 2010 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2009, our expenditure on information technology services provided by the subsidiaries of China Telecom Group to us was RMB520 million.

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

The Community Services Framework Agreement was renewed on October 29, 2009 with expiration on December 31, 2010 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides a written notice of non-renewal to the other party three months prior to the expiration date.

For the year ended December 31, 2009, our expenditure on services provided to us under the Community Services Framework Agreement was RMB2,324 million.

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

We and China Telecom Group entered into a supplemental agreement in relation to the Supplies Procurement Services Framework Agreement on December 15, 2008 to amend certain terms of this agreement to enable provision of cross-provincial comprehensive procurement services between us, as one party, and China Telecom Group and/or its associates, as the other party. In addition, such comprehensive procurement services can extend to integrated supplies procurement services, sales of proprietary telecommunication equipment, resale of third-party equipment, management of tenders, review of technical specification, storage, transportation and installation services. For the procurement of imported telecommunications materials, the commission shall not exceed 1% of the contract value. For the procurement of domestic telecommunications materials and other domestic non-telecommunications materials, the commission shall not exceed 3% of the contract value. The pricing basis for the services for the provision of supplies procurement other than agency services under the Supplies Procurement Services Framework Agreement is the same as those set forth in the Community Services Framework Agreement.

The Supplies Procurement Services Framework Agreement was also renewed on December 16, 2009 for further periods of one year expiring on December 31, 2010 and may be renewed upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of renewal three months prior to the expiration date.

For the year ended December 31, 2009, our expenditure incurred under such agreement was RMB1,956 million.

Our revenue generated under such agreement was RMB940 million.

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

The Engineering Framework Agreement, as supplemented, was renewed on October 29, 2009 with expiration on December 31, 2010 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless we provide China Telecom Group a written notice of non-renewal three months prior to the expiration date.

For the year ended December 31, 2009, our expenditure on engineering services under the engineering framework agreement was RMB5,970 million.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement was entered into on August 30, 2006. Pursuant to such agreement, China Telecom Group and/or its associates provide us with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

We and China Telecom Group entered into a supplementary agreement relating to the Ancillary Telecommunications Services Framework Agreement on July 27, 2008 to amend certain terms to enable China Telecom Group and/or its associates to provide us with ancillary telecommunications services, including cross-provincial services.

The Ancillary Telecommunications Services Framework Agreement, as supplemented, was renewed on October 29, 2009 with expiration on December 31, 2010 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides a written notice of non-renewal to the other party three months prior to the expiration date.

For the year ended December 31, 2009, our expenditure on services provided to us under the Ancillary Telecommunications Services Framework Agreement was RMB6,044 million.

CDMA Network Capacity Lease Agreement

We entered into a CDMA network capacity lease agreement on July 27, 2008, or the CDMA Network Capacity Lease Agreement, pursuant to which China Telecom Group agreed to lease its capacity on the constructed CDMA Network to us and we are entitled to the exclusive right to use and operate the CDMA Network to provide CDMA services. The lease is effective from October 1, 2008 to December 31, 2010 and can be renewed for further periods as agreed by both parties. The lease fee is 28% of our CDMA service revenue (the service revenue generated from the CDMA telecommunication business is calculated by our total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunication products in connection with the CDMA operations, as derived from our financial statements) for each of the period from October 1, 2008 to December 31, 2008, the year ended December 31, 2009 and the year ending December 31, 2010. For the period from October 1, 2008 to December 31, 2008 and the year ended December 31, 2009, there is no minimal annual lease fee. For the year ending December 31, 2010, the minimum annual lease fee will be 90% of the total amount of the lease fee that we paid to China Telecom Group during the year ended December 31, 2009. The cost of network construction will be borne by China Telecom Group, while the maintenance-related costs will be shared between us and China Telecom Group. The proportion of the maintenance-related costs to be borne by us will be calculated on a monthly basis in accordance with the following mechanism:

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

For the year ended December 31, 2009, the total amount we paid to China Telecom Group with respect to the leasing of CDMA network capacity was RMB8,383 million. For the year ended December 31, 2009, we received reimbursement of RMB1,163 million with respect to the capacity maintenance related costs of CDMA network from China Telecom Group.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

We entered into a Strategic Agreement with China Communications Services Corporation Limited, or CCS, on August 30, 2006, and a supplemental agreement on June 15, 2007.

Pursuant to the Strategic Agreement and its supplemental agreement, we agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to the design, implementation and supervision of the communications engineering offered by CCS are basically the same as those of other service providers, our subsidiaries (and their successors) in the service regions of CCS shall purchase such services from the wholly-owned subsidiaries of CCS with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant subsidiaries of our Company in the corresponding period. CCS will offer at least 5% price discount to our Company based on the applicable standard prices for the services in connection with the design, implementation and supervision of the communications engineering. Meanwhile, pursuant to the Strategic Agreement and its supplemental agreement, we agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to certain maintenance management services offered by CCS are basically the same as those of other service providers, our subsidiaries (and their successors) in the service regions of CCS shall purchase such services from the wholly-owned subsidiaries of CCS with a total value of no less than RMB1,780 million in any given year.

The business areas of the strategic alliance between the two parties include design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. CCS has pledged its support to the strategic transformation of our Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to our Company’s business development, and its active use of our Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favorable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

We and CCS entered into a further supplemental agreement on October 29, 2009 to renew the Strategic Agreement for a further term of three years expiring on December 31, 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of our Company and CCS together with its subsidiaries. Pursuant to this supplemental agreement, we agreed that, in the period between January 1, 2010 and December 31, 2012, if the service terms relating to the design, implementation and supervision of the communications engineering offered by CCS are basically the same as those of other service providers, our provincial branches in the service regions of CCS shall purchase such services from the wholly-owned subsidiaries of CCS with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant subsidiaries of our Company in the corresponding period. CCS will offer at least 5% price discount to our Company based on the applicable standard prices for the services in connection with the design, implementation and supervision of the communications engineering. Meanwhile, we agreed that, in the period between January 1, 2010 and December 31, 2012, if the service terms relating to certain maintenance management services offered by CCS are basically the same as those of other service providers, our provincial branches in the service regions of CCS shall purchase such services from the wholly-owned subsidiaries of CCS with a total value of no less than RMB1,780 million in any given year.

China Telecom Group, the controlling shareholder of CCS, has signed certain framework agreements with our Company, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. The transactions contemplated under those framework agreements between China Telecom Group and our Company cover the transactions contemplated under the Strategic Agreement and its supplemental agreements. Since the transactions under those framework agreements between China Telecom Group and us are subject to annual caps, the proposed annual caps for the transactions under the Strategic Agreement and its supplemental agreements between CCS and us are subsumed under the annual caps of those framework agreements.

Trademark License Agreements

China Telecom Group has registered a number of trademarks, and is in the process of registering other trademarks with the Trademark Office. Under the trademark license agreement dated September 10, 2002 and the supplemental trademark license agreements dated October 26, 2003 and April 13, 2004, China Telecom Group has granted to our Company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis. The license granted under the trademark license agreement and the supplemental trademark license agreements will expire on December 31, 2012 and is automatically renewable for further periods of three years at our option.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under an optic fiber leasing agreement dated September 10, 2002 and the supplemental connected transactions agreements dated October 26, 2003 and April 13, 2004, respectively. The optic fiber leasing agreement was supplemented on July 10, 2008, which became effective as of January 1, 2008. The optic fiber leasing agreement, as supplemented, will expire on December 31, 2012 and is automatically renewable for three more years at our option. The rent payable by us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on negotiations between the parties with reference to the market price. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions.

For the year ended December 31, 2009, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB75 million.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement governs the terms and conditions of cross-provincial comprehensive services provided by China Telecom Group to our Company. Such comprehensive services include procurement of telecommunications equipment such as optic fiber, network designs, software upgrade, system integration, manufacture of calling cards and so on. The pricing terms for such services are the same as those set forth in the Community Services Framework Agreement.

The Comprehensive Services Framework Agreement expired on December 31, 2008. We and China Telecom Group decided not to renew this agreement because that the various types of cross-provincial services set forth the under this agreement have already been classified into other relevant agreements between us and China Telecom Group based on the nature of each type of service.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 26, 2009, a final dividend of RMB6,067 million (RMB0.074963 equivalent to HK$0.085 per share) (inclusive of applicable tax) in respect of the year ended December 31, 2008 was declared and paid on June 30, 2009. The dividend was not provided for in the consolidated financial statements for the year ended December 31, 2008. Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2010, a final dividend of approximately RMB6,076 million (RMB0.074514 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2009 was declared and is expected to be paid on or around June 30, 2010. This dividend was not provided for in the consolidated financial statements for the year ended December 31, 2009.

The declaration and payment of dividends for years following 2009 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, if any, possible effects on our credit worthiness and other factors our directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

The Bank of New York Mellon, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

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

As of December 31, 2009 and June 18, 2010, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2009 and June 18, 2010, there were, respectively, 52 and 48 registered holders of American depositary receipts evidencing 6,084,721 and 4,774,712 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2005	3.23	2.50	40.91	32.47
2006	4.26	2.35	54.40	29.62
2007	7.22	3.35	97.00	42.49
2008	7.00	2.00	90.85	26.17
2009	4.35	2.58	55.53	32.11
Quarterly
First Quarter, 2008	7.00	4.55	90.85	60.33
Second Quarter, 2008	5.67	4.21	72.35	53.89
Third Quarter, 2008	4.46	2.87	57.88	35.75
Fourth Quarter, 2008	3.29	2.00	43.85	26.17
First Quarter, 2009	3.25	2.58	42.20	32.11

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Second Quarter, 2009	3.96	3.23	52.35	42.56
Third Quarter, 2009	4.35	3.56	55.53	46.37
Fourth Quarter, 2009	3.85	3.13	50.08	40.46
First Quarter, 2010	3.89	3.20	50.09	40.72
Monthly
December 2009	3.58	3.13	45.99	40.46
January 2010	3.53	3.21	45.25	40.95
February 2010	3.43	3.20	44.01	40.72
March 2010	3.89	3.46	50.09	44.60
April 2010	4.02	3.46	52.00	44.92
May 2010	3.62	3.32	47.09	42.41
June 2010 (through June 18)	3.85	3.49	50.20	44.32

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Our Articles of Association require us to appoint on behalf of the holders of H shares a receiving agent that is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. Our Articles of Association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars. The Bank of New York Mellon, as the ADS depositary, will convert these proceeds into U.S. dollars and will remit the converted proceeds to holders of our ADSs after deduction of related fees and expenses and any withholding tax.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of H shares. Trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently (for the year of assessment 2008-2009) imposed at the rate of 16.5% on corporations and 15.0% on unincorporated business. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

The withdrawal of H shares upon the surrender of American Depositary Receipts, or ADRs, and the issuance of ADRs upon the deposit of H shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of the H shares under Hong Kong law. The issuance of the ADRs upon the deposit of H shares issued directly to the Depositary, as depositary of the ADSs, or for the account of the Depositary, will not be subject to any stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

No Hong Kong estate duty is currently payable.

United States

Material United States Federal Income Taxation

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2009 and 2008, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2009:

	Expected Maturity
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,719	—	—	—	—	—	1,719	1,719
Japanese yen	14	—	—	—	—	—	14	14
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	87	—	—	—	—	—	87	87
Other currencies	10	—	—	—	—	—	10	10
Time deposits
United States dollars	—	—	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	443	—	1,254	—	—	60	1,757	1,744

	Expected Maturity
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Average interest rate	2.8%	—	2.7%	—	—	2.6%		—
Debts in United States dollars
Fixed rate	68	41	40	40	40	431	660	557
Average interest rate	2.3%	2.3%	2.2%	1.3%	1.2%	1.2%	—	—
Variable rate	73	8	8	8	8	51	156	132
Average interest rate(1)	1.1%	2.0%	2.0%	2.0%	2.0%	2.0%		—
Debts in Euro
Fixed rate	35	35	28	22	21	418	559	503
Average interest rate	1.9%	1.9%	1.8%	1.3%	1.3%	1.3%		—
Variable rate	1	1	7	7	7	76	99	89
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%		—
Debts in other currencies
Variable rate	5	5	5	5	5	15	40	36
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%		—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2009.

As of December 31, 2008:

	Expected Maturity
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,568	—	—	—	—	—	1,568	1,568
Japanese yen	1	—	—	—	—	—	1	1
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	36	—	—	—	—	—	36	36
Other currencies	—	—	—	—	—	—	—	—
Time deposits
United States dollars	—	—	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	291	546	97	97	97	713	1,841	1,793
Average interest rate	2.5%	2.8%	2.8%	2.8%	2.6%	2.6%
Debts in United States dollars
Fixed rate	22	74	41	40	40	471	688	605
Average interest rate	2.3%	2.3%	2.3%	2.2%	1.3%	1.2%
Variable rate	33	73	8	8	8	59	189	166
Average interest rate(1)	1.1%	1.1%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	37	40	39	33	45	392	586	494
Average interest rate	1.9%	1.9%	1.9%	1.8%	1.3%	1.3%
Variable rate	1	1	1	7	7	83	100	84
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	18	43	40
Average interest rate(1)	2.5%	2.8%	2.9%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2008.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2008 and 2009, our debt consisted of fixed and variable rate debt obligations with maturities from 2009 to 2040 and from 2010 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2008 and 2009, respectively:

As of December 31, 2009:

	Expected Maturity
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	48,276	10,182	10,030	9,904	19,939	17	98,348	96,527
Average interest rate	4.2%	5.3%	3.7%	4.2%	4.6%	5.2%
Variable rate	4,236	50	—	—	—	—	4,286	4,275
Average interest rate(1)	4.2%	6.3%	—	—	—	—
Debts in Japanese yen
Fixed rate	443	—	1,254	—	—	60	1,757	1,744
Average interest rate	2.8%	—	2.7%	—	—	2.6%
Debts in United States dollars
Fixed rate	68	41	40	40	40	431	660	557
Average interest rate	2.3%	2.3%	2.2%	1.3%	1.2%	1.2%
Variable rate	73	8	8	8	8	51	156	132
Average interest rate(1)	1.1%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	35	35	28	22	21	418	559	503
Average interest rate	1.9%	1.9%	1.8%	1.3%	1.3%	1.3%
Variable rate	1	1	7	7	7	76	99	89
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	15	40	36
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2009.

As of December 31, 2008:

	Expected Maturity
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	83,418	846	10,200	—	9,879	2	104,345	103,939
Average interest rate	5.1%	6.6%	5.4%	—	4.2%	5.2%
Variable rate	206	91	—	—	—	15,150	15,447	15,143
Average interest rate(1)	6.1%	6.3%	—	—	—	5.2%
Debts in Japanese yen
Fixed rate	291	546	97	97	97	713	1,841	1,793
Average interest rate	2.5%	2.8%	2.8%	2.8%	2.6%	2.6%
Debts in United States dollars
Fixed rate	22	74	41	40	40	471	688	605
Average interest rate	2.3%	2.3%	2.3%	2.2%	1.3%	1.2%
Variable rate	33	73	8	8	8	59	189	166
Average interest rate(1)	1.1%	1.1%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	37	40	39	33	45	392	586	494
Average interest rate	1.9%	1.9%	1.9%	1.8%	1.3%	1.3%
Variable rate	1	1	1	7	7	83	100	84
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	18	43	40
Average interest rate(1)	2.5%	2.8%	2.9%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2008.

Item 12.	Description of Securities Other than Equity Securities.

The Bank of New York Mellon, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

	ADR holders must pay:		For:

•	US$5.00 (or less) per 100 ADRs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

		•	Each cancellation of an ADR, including if the deposit agreement terminates

		•	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees

•	US$.02 (or less) per ADR	•	Any cash distribution (not including cash dividend distribution)

•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

	ADR holders must pay:		For:

		•	Servicing of the shares or deposited securities

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

From January 1, 2009 to December 31, 2009, we received from the Bank of New York Mellon a total of US$78,929.28 reimbursement, net of withholding tax, for the expenses we incurred that are related to our attendance at the annual ADR training seminar. The Bank of New York Mellon also waived certain costs of US$138,586.08 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, the Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain conditions and limits.

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

As of December 31, 2009, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG, Hong Kong, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 22, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 22, 2010

Changes in Internal Control Over Financial Reporting

During the financial year ended December 31, 2009, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our Company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report. The text of this code of ethics is also posted on our Internet website at http://www.chinatelecom-h.com/eng/company/pdf/gaoguan.pdf.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2008 and 2009:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2008	RMB80 million	RMB0.9 million	RMB0.06 million	RMB45.75 million
2009	RMB67.5 million	RMB2.93 million	RMB0.09 million	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit-related fees in the amount of RMB2.93 million were paid for the advisory services provided to us regarding our internal control.

Tax fees in the amount of RMB0.09 million were paid for profit tax filing assistance service.

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Code on Corporate Governance Practices of the Hong Kong Stock Exchange for the year ended December 31, 2009.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary).(9)

4.10	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary).(10)

4.11	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.12	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.13	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.14	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.15	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

Exhibits	Description
4.16	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.17	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (11)

4.18	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (11)

4.19	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary).

4.20	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.21	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.22	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.23	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (11)

4.24	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecom Group (English Translation). (12)

4.25	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (12)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecom Group (English Summary). (12)

4.27	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecom Group (English Summary). (12)

4.28	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (12)

4.29	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.30	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.31	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.32	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.33	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary). (13)

Exhibits	Description
4.34	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.35	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English translation). (13)

4.36	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (13)

4.37	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecom Group Beijing Corporation (English translation). (13)

4.38	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.39	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (13)

4.40	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (13)

4.41	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary).

4.42	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary).

4.43	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.

(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: June 25, 2010

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2010 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 22, 2010

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2008 AND 2009

(Amounts in millions)

		December 31,
	Note	2008	2009
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	4	27,866	34,804
Time deposits with original maturity over three months		397	442
Accounts receivable, net	5	17,289	17,438
Inventories	6	2,561	2,628
Prepayments and other current assets	7	7,386	3,910
Income tax recoverable		—	1,714

Total current assets		55,499	60,936
Non-current assets
Property, plant and equipment, net	8	299,159	286,328
Construction in progress	9	13,615	11,567
Lease prepayments		5,608	5,517
Goodwill	10	29,922	29,922
Intangible assets	11	14,235	12,311
Interests in associates	12	882	997
Investments	13	177	722
Deferred tax assets	14	14,628	12,898
Other assets	18	6,612	5,322

Total non-current assets		384,838	365,584

Total assets		440,337	426,520

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	83,448	51,650
Current portion of long-term debt	15	565	1,487
Accounts payable	16	34,458	34,321
Accrued expenses and other payables	17	53,628	52,193
Income tax payable		164	395
Current portion of finance lease obligations		22	18
Current portion of deferred revenues	18	4,505	3,417

Total current liabilities		176,790	143,481
Non-current liabilities
Long-term debt	15	39,226	52,768
Finance lease obligations		18	—
Deferred revenues	18	6,939	5,045
Deferred tax liabilities	14	2,816	2,613

Total non-current liabilities		48,999	60,426

Total liabilities		225,789	203,907
Equity
Share capital	19	80,932	80,932
Reserves	20	132,104	140,800

Total equity attributable to equity holders of the Company		213,036	221,732
Minority interests		1,512	881

Total equity		214,548	222,613

Total liabilities and equity		440,337	426,520

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2007	2008	2009
		RMB (restated)	RMB (restated)	RMB

Operating revenues	21	180,804	186,529	209,370

Operating expenses
Depreciation and amortization		(52,607)	(53,880)	(52,243)
Network operations and support		(29,856)	(36,096)	(42,903)
Selling, general and administrative		(24,130)	(27,501)	(40,507)
Personnel expenses	22	(27,419)	(28,946)	(32,857)
Other operating expenses	23	(9,051)	(10,794)	(17,449)
Impairment loss on property, plant and equipment	8	—	(24,167)	(753)

Total operating expenses		(143,063)	(181,384)	(186,712)

Operating income		37,741	5,145	22,658

Deficit on revaluation of property, plant and equipment	8	(2,755)	—	—

Net finance costs	24	(4,288)	(5,076)	(4,375)

Investment income		83	5	791

Equity in income of associates		215	112	101

Earnings before income tax		30,996	186	19,175

Income tax	25	(6,704)	793	(4,549)

Profit for the year		24,292	979	14,626

Other comprehensive income / (loss) for the year:
Change in fair value of available-for-sale equity securities		78	(92)	538
Deferred tax on change in fair value of available-for-sale equity securities		(14)	23	(120)
Effect of changes in tax rates		(1,577)	—	—
Surplus on revaluation of property, plant and equipment		4,809	—	—
Deferred tax on revaluation surplus		(1,136)	—	—
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC, net of tax		(103)	(83)	(2)

Other comprehensive income / (loss) for the year, net of tax		2,057	(152)	416

Total comprehensive income for the year		26,349	827	15,042

Profit attributable to:
Equity holders of the Company		24,195	884	14,422
Minority interests		97	95	204

Profit for the year		24,292	979	14,626

Total comprehensive income attributable to:
Equity holders of the Company		26,252	732	14,763
Minority interests		97	95	279

Total comprehensive income for the year		26,349	827	15,042

Basic earnings per share	27	0.30	0.01	0.18

Weighted average number of shares	27	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Minority interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007		80,932	(2,804)	10,746	7,357	49,818	14,804	(479)	48,975	209,349	1,448	210,797
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	31	—	(31)	—	—	—
Revaluation surplus realized		—	—	—	(194)	—	—	—	194	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(169)	—	169	—	—	—
Distribution to minority interests		—	—	—	—	—	—	—	—	—	(94)	(94)
Dividends	26	—	—	—	—	—	—	—	(6,741)	(6,741)	—	(6,741)
Appropriations	20	—	—	—	—	5,388	—	—	(5,388)	—	—	—
Distribution to China Telecommunications Corporation		—	—	—	—	—	(2,931)	—	—	(2,931)	—	(2,931)
Transfer from retained earnings to other reserves		—	—	—	—	—	649	—	(649)	—	—	—
Adjustment to statutory reserves		—	—	—	—	(2,839)	—	—	2,839	—	—	—
Considerations for the acquisition of the Third Acquired Group		—	—	—	—	—	(1,408)	—	—	(1,408)	—	(1,408)
Total comprehensive income for the year		—	—	—	4,809	—	(2,649)	(103)	24,195	26,252	97	26,349

Balance as of December 31, 2007		80,932	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	224,521	1,451	225,972
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	127	—	(127)	—	—	—
Revaluation surplus realized		—	—	—	(562)	—	—	—	562	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(132)	—	132	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(34)	(34)
Dividends	26	—	—	—	—	—	—	—	(6,125)	(6,125)	—	(6,125)
Distribution to China Telecommunications Corporation		—	—	—	—	—	(535)	—	—	(535)	—	(535)
Adjustment to statutory reserves		—	—	—	—	3,718	—	—	(3,718)	—	—	—
Transfer from retained earnings to other reserves		—	—	—	—	—	425	—	(425)	—	—	—
Consideration for the acquisition of the Fourth Acquired Company	1	—	—	—	—	—	(5,557)	—	—	(5,557)	—	(5,557)
Total comprehensive income for the year		—	—	—	—	—	(69)	(83)	884	732	95	827

Balance as of December 31, 2008		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	125	—	(125)	—	—	—
Revaluation surplus realized		—	—	—	(547)	—	—	—	547	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(147)	—	147	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(867)	(867)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(43)	(43)
Dividends	26	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Appropriations	20	—	—	—	—	4,521	—	—	(4,521)	—	—	—
Total comprehensive income for the year		—	—	—	—	—	343	(2)	14,422	14,763	279	15,042

Balance as of December 31, 2009		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in millions)

		Year ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
		(restated)	(restated)
Net cash from operating activities	(a)	75,783	76,756	74,988

Cash flows from investing activities
Capital expenditure		(46,847)	(46,652)	(40,311)
Purchase of investments		(72)	(92)	(23)
Lease prepayments		(260)	(120)	(94)
Proceeds from disposal of property, plant and equipment		362	620	393
Proceeds from disposal of lease prepayments		—	—	380
Proceeds from disposal of investments		42	111	735
Purchase of time deposits with maturity over three months		(222)	(397)	(442)
Maturity of time deposits with maturity over three months		379	222	397
Payment of purchase price for the acquisition of CDMA business, net of cash acquired		—	(29,511)	(4,290)

Net cash used in investing activities		(46,618)	(75,819)	(43,255)

Cash flows from financing activities
Principal element of finance lease payments		(48)	(24)	(22)
Proceeds from bank debt and other loans		84,990	109,235	88,958
Proceeds from issuance of medium-term notes		—	19,787	29,906
Repayments of bank debt and other loans		(105,037)	(96,650)	(111,084)
Repayment of short-term commercial papers		—	—	(10,000)
Repayment of amount due to China Telecommunications Corporation in connection with the First Acquisition		—	(15,000)	—
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition		—	—	(15,150)
Payment of purchase price for the Third Acquisition		(1,408)	—	—
Payment of purchase price for the Fourth Acquisition		—	(5,557)	—
Payment of dividends		(6,273)	(6,167)	(6,493)
Distribution to China Telecommunications Corporation		(2,931)	—	—
Net cash distributions to minority interests		(40)	(39)	(908)

Net cash (used in)/generated from financing activities		(30,747)	5,585	(24,793)

Net (decrease)/increase in cash and cash equivalents		(1,582)	6,522	6,940
Cash and cash equivalents at beginning of year		23,113	21,427	27,866
Effect of changes in foreign exchange rate		(104)	(83)	(2)

Cash and cash equivalents at end of year		21,427	27,866	34,804

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(restated)	(restated)
Earnings before income tax	30,996	186	19,175
Adjustments for:
Depreciation and amortization	52,607	53,880	52,243
Impairment losses on property, plant and equipment	—	24,167	753
Deficit on revaluation of property, plant and equipment	2,755	—	—
Impairment losses for doubtful debts	1,386	1,828	1,791
Impairment losses for inventory	—	—	108
Investment income	(83)	(5)	(791)
Equity in income of associates	(215)	(112)	(101)
Interest income	(380)	(430)	(282)
Interest expense	4,772	5,336	4,724
Unrealized foreign exchange (gain)/ loss	(104)	170	(67)
Loss on retirement and disposal of property, plant and equipment	1,697	2,550	1,352
Increase in accounts receivable	(1,965)	(1,439)	(1,906)
Decrease/(increase) in inventories	550	357	(175)
Increase in prepayments and other current assets	(205)	(1,155)	(78)
Decrease in other assets	1,486	1,309	1,290
(Decrease)/increase in accounts payable	(3,010)	3,745	2,178
Increase in accrued expenses and other payables	2,803	3,000	7,105
Decrease in deferred revenues	(5,279)	(4,042)	(2,982)

Cash generated from operations	87,811	89,345	84,337
Interest received	402	440	271
Interest paid	(5,206)	(5,055)	(5,053)
Investment income received	66	21	58
Income tax paid	(7,290)	(7,995)	(4,625)

Net cash from operating activities	75,783	76,756	74,988

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group also provides nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

Organization

China Telecommunications Corporation (together with its subsidiaries, other than the Group referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the MIIT of the PRC. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecommunications Corporation’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to the former China Netcom Group (subsequently merged with China United Network Communications Group Company Limited). China Telecommunications Corporation retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecommunications Corporation and the former China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

As part of the reorganization (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on September 10, 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on December 15, 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 on December 31, 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 and a long-term payable of RMB35,000. The remaining balance of the long-term payable was settled in October 2008.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Organization	(continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on June 9, 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 on June 30, 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 and a long-term payable of RMB19,460. On June 30, 2004, the Company repaid RMB4,310 of this payable amount using the net proceeds from the issuance of new H shares in May 2004. The remaining balance of the long-term payable was settled in March 2009.

Pursuant to an equity purchase agreement entered into by the Company with China Telecommunications Corporation on June 15, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in July 2007.

Pursuant to an acquisition agreement entered into by the Company and China Telecommunications Corporation on March 31, 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 (hereinafter, referred to as the “Fourth Acquisition”). The purchase price was fully paid in July 2008.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group and the Fourth Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s above acquisitions have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The consideration for the acquisition of these entities are accounted for as an equity transaction in the consolidated statement of changes in equity.

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

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 35.

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

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated statements of comprehensive income as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries. Minority interests at the end of the reporting period are presented in the consolidated statements of financial position within equity and consolidated statement of changes in equity, separately from equity attributable to the equity holders of the Company.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the Group’s equity share of the post-acquisition changes in the associate’s net assets.

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

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland PRC is RMB. The functional currency of CT(HK), CT Americas, China Telecom (Macau) Company Limited (“CT Macau”) and China Telecom (Singapore) Pte. Limited (“CT Singapore”) is Hong Kong dollars (HK$), US dollars (US$), Macau Pataca (MOP) and Singapore dollars (S$) respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalized as construction in progress (Note 2(i)), are recognized as income or expense in profit or loss. For the periods presented, no exchange differences were capitalized.

When preparing the Group’s consolidated financial statements, the results of operations of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at average rate prevailing during the year. Statement of financial position items of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at the foreign exchange rates ruling at the end of reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

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

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Subsequent to the revaluation as described in Note 8, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in the revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the profit or loss. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three to five years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2008 and 2009 were RMB93 and RMB80 respectively.

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the profit or loss on the date of disposal. On retirement or disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

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

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). The cost of an item comprises direct costs of construction, capitalization of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 11).

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 2(n)). Amortization of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA acquisition are recorded at the acquisition-date fair value and amortized on a straight-line basis over the expected customer relationship of five years.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized in other comprehensive income and accumulated separately in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(n)).

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

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in profit or loss. Impairment losses for trade and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognized as an expense in profit or loss. Impairment loss recognized in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognized as an income in profit or loss. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down not occurred. For the years presented, no reversal of impairment loss was recognized in profit or loss. An impairment loss in respect of goodwill is not reversed.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, DLD and ILD usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The direct incremental costs associated with the installation of wireline services are deferred to the extent of the upfront fees and are amortized over the same expected customer relationship period.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from value-added services are recognized when the services are provided to customers.

(vi)	Revenue from the provision of Internet and managed data services are recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognized when the services are provided to customers.

(x)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, were RMB10,467, RMB12,776 and RMB22,360 for the years ended December 31, 2007, 2008 and 2009 respectively.

(q)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognized as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(r)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2007, 2008 and 2009, research and development expense were RMB524, RMB490 and RMB545 respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognized in profit or loss as incurred. Further information is set out in Note 32.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 33.

(t)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and the redemption value recognized in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(u)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(v)	Provisions and contingent liabilities

A provision is recognized in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income, in which case the relevant amounts of tax are recognized in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognized in other comprehensive income, in such case the effect of a change in tax rate is also recognized in other comprehensive income.

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

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in the integrated telecommunication business. The Group’s assets and operating revenues derived from activities located outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such information is immaterial.

3.	CHANGES IN ACCOUNTING POLICY, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRS and Interpretations that are effective or available for early adoption for accounting periods beginning on or after January 1, 2009. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended December 31, 2009. The Group has not applied any new standard or interpretations that is not yet effective for the current accounting period (Note 36).

The accounting policies of the Group after the adoption of these new and revised IFRS have been summarized in Note 2. The following sets out further information on the changes in accounting policies, financial statement presentation and disclosures for the annual accounting period beginning on January 1, 2009 which have been reflected in these financial statements.

(i)	IAS 1 (revised 2007), “Presentation of financial statements”

In prior years, the Group’s consolidated financial statements comprised the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated statement of cash flows and other explanatory notes. Income and expenses recognized in profit or loss were presented in the consolidated income statement. All changes in equity during the year arising from transactions with equity shareholders in their capacity and other income and expenses that the Group recognized directly in equity in accordance with IFRS were presented in the consolidated statement of changes in equity.

As a result of the adoption of IAS 1 (revised 2007), the Group’s consolidated income statement is replaced by the consolidated statement of comprehensive income. All income and expenses recognized in profit or loss, together with other income and expenses that were previously recognized directly in equity in accordance with IFRS are now presented in the consolidated statement of comprehensive income. Comparative amounts have been restated to conform with the new presentation. This change in presentation has no effect on reported profit or loss, total income and expenses or net assets for any periods presented. In addition, the term “consolidated balance sheet” has been changed to “consolidated statement of financial position” in accordance with IAS 1 (revised 2007).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	CHANGES IN ACCOUNTING POLICY, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES (continued)

(ii)	IFRIC 13, “Customer loyalty programmes”

The Group has launched a customer loyalty scheme to its telephony and Internet service subscribers that provides subscribers with bonus point credits. The bonus point credits can be redeemed for free telecommunication services or other gifts.

In prior years, the Group recognized bonus point credits associated with the customer loyalty scheme as a current liability based on the estimated fair value of the bonus point credits granted to subscribers, with a corresponding charge to selling, general and administrative expense. When the subscribers redeemed the awards or when the bonus point credits expired, the liability was reduced accordingly to reflect the change in outstanding obligations.

As a result of the adoption of IFRIC 13 which is effective for accounting period beginning on or after July 1, 2008, the Group accounts for bonus point credits associated with the customer loyalty scheme as a separately identifiable component of the sales transaction in which bonus point credits are granted. The fair value of the consideration received or receivable is allocated between bonus point credits and other components of the sale transaction based on their relative fair values. Consideration allocated to bonus point credits is initially recorded as a current liability which is subsequently recognized as revenue when the bonus point credits are redeemed by subscribers or the bonus point credits expire. The costs of gifts redeemed by subscribers is recognized as other operating expenses.

The following table summarizes the retrospective adjustments that have been made in accordance with IFRIC 13 to each of the line items in the consolidated statement of comprehensive income for the years ended December 31, 2007 and 2008:

	Effect of adoption of IFRIC 13 ((decrease)/increase for the year)

	Year ended December 31,
	2007	2008
	RMB	RMB
Operating revenues	(78)	(272)
Selling, general and administrative expenses	(171)	(434)
Other operating expenses	93	162

As a result of the adoption of IFRIC 13, the Group’s operating revenues and selling, general and administrative expenses decreased by RMB92 and RMB227 respectively while other operating expenses increased by RMB135 for the year ended December 31, 2009. The adoption of IFRIC 13 did not have any effect on the Group’s net profit and total comprehensive income for the periods presented.

(iii)	Amendments to IFRS 7, “Financial Instruments: Disclosure”

As a result of the adoption of the amendments to IFRS 7, Note 29(a) contains disclosures about the fair value measurement of the Group’s financial instruments, including categorizing these fair value measurements into a three-level fair value hierarchy.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2008	2009
	RMB	RMB
Cash at bank and in hand	21,916	27,235
Time deposits with original maturity within three months	5,950	7,569

	27,866	34,804

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

	December 31,
	2008	2009
	RMB	RMB
Accounts receivable
Third parties	17,923	17,767
China Telecom Group	372	917
Other state-controlled telecommunications operators in the PRC	1,112	827

	19,407	19,511
Less: Allowance for impairment of doubtful debts	(2,118)	(2,073)

	17,289	17,438

The following table summarizes the changes in allowance for impairment of doubtful debts for each of the years in the three-year period ended December 31, 2009:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
At beginning of year	1,522	1,443	2,118
Acquisition of CDMA business	—	491	—
Allowance for impairments of doubtful debts	1,361	1,797	1,787
Accounts receivable written off	(1,440)	(1,613)	(1,832)

At end of year	1,443	2,118	2,073

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2008	2009
	RMB	RMB
Current, within 1 month	11,282	10,895
1 to 3 months	2,170	2,067
4 to 12 months	1,514	1,514
More than 12 months	495	499

	15,461	14,975
Less: Allowance for impairment of doubtful debts	(2,009)	(1,920)

	13,452	13,055

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	December 31,
	2008	2009
	RMB	RMB
Current, within 1 month	1,397	1,918
1 to 3 months	1,210	1,071
4 to 12 months	834	922
More than 12 months	505	625

	3,946	4,536
Less: Allowance for impairment of doubtful debts	(109)	(153)

	3,837	4,383

Ageing analysis of accounts receivable that are not impaired are as follows:

	December 31,
	2008	2009
	RMB	RMB
Not past due	15,402	16,021

Less than 1 month past due	1,220	869
1 to 3 months past due	667	548

	1,887	1,417

	17,289	17,438

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

6.	INVENTORIES

Inventories represent:

	December 31,
	2008	2009
	RMB	RMB
Materials and supplies	1,067	873
Goods for resale	1,494	1,755

	2,561	2,628

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2008	2009
	RMB	RMB
Amounts due from China Telecom Group	700	935
Amounts due from other state-controlled telecommunications operators in the PRC	1,052	240
Amount due from China Unicom in relation to the acquisition of CDMA business	3,471	—
Prepayments in connection with construction work and equipment purchases	836	745
Prepaid expenses and deposits	720	1,177
Other receivables	607	813

	7,386	3,910

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2008	81,881	576,153	20,208	678,242
Additions	100	1,014	871	1,985
Transferred from construction in progress	2,511	40,784	1,584	44,879
Acquisition of CDMA business	920	1,622	91	2,633
Disposals	(148)	(14,564)	(991)	(15,703)
Reclassification	—	174	(174)	—

Balance at December 31, 2008	85,264	605,183	21,589	712,036
Additions	185	852	745	1,782
Transferred from construction in progress	2,013	33,596	1,277	36,886
Disposals	(293)	(17,535)	(1,330)	(19,158)
Reclassification	9	42	(51)	—

Balance at December 31, 2009	87,178	622,138	22,230	731,546

Accumulated depreciation and impairment:
Balance at January 1, 2008	(20,117)	(316,560)	(12,273)	(348,950)
Acquisition of CDMA business	—	(27)	(9)	(36)
Depreciation charge for the year	(3,436)	(46,661)	(2,160)	(52,257)
Provision for impairment	(36)	(24,131)	—	(24,167)
Written back on disposal	76	11,545	912	12,533
Reclassification	—	(99)	99	—

Balance at December 31, 2008	(23,513)	(375,933)	(13,431)	(412,877)
Depreciation charge for the year	(3,643)	(42,889)	(2,165)	(48,697)
Provision for impairment	—	(753)	—	(753)
Written back on disposal	239	15,605	1,265	17,109
Reclassification	3	(21)	18	—

Balance at December 31, 2009	(26,914)	(403,991)	(14,313)	(445,218)

Net book value at December 31, 2009	60,264	218,147	7,917	286,328

Net book value at December 31, 2008	61,751	229,250	8,158	299,159

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as of December 31, 2007 were revalued for each asset class by the Group on a depreciated replacement cost basis. The property, plant and equipment as of December 31, 2007 was revalued at RMB326,123. The surplus on revaluation of certain property, plant and equipment totaling RMB4,809 was credited to the other comprehensive income for the year ended December 31, 2007 and accumulated separately in equity in the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totaling RMB2,755 was recognized as an expense in profit or loss for the year ended December 31, 2007.

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

For the year ended December 31, 2008, an impairment loss on property, plant and equipment of RMB24,167 was recognized, which included an impairment loss on wireless access service (“PHS”) specific equipment of RMB23,954. The recoverable amounts of the PHS specific equipment were determined based on the asset held in use model that estimated the future cash flows and outflows to be derived from continuing use of the asset for three years and from its ultimate disposal and applying a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The primary factor resulting in the impairment loss was due to lower revenue expected to be generated from this equipment following the acquisition of the CDMA business and execution of full services integrated operations.

For the year ended December 31, 2009, an impairment loss on property, plant and equipment of RMB753 was recognized which mainly represented impairment made in respect of the Digital Data Network (“DDN”) specific equipment. The recoverable amounts of the DDN specific equipment were determined based on the asset held in use model that estimated the future cash flows and outflows to be derived from continuing use of the asset lives and from its ultimate disposal and applying a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The primary factor resulting in the impairment loss was due to the decrease in customer demand for DDN service and its technology being gradually substituted by other technologies.

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2008	13,626
Additions	46,328
Transferred to property, plant and equipment	(44,879)
Transferred to intangible assets	(1,460)

Balance at December 31, 2008	13,615
Additions	36,220
Transferred to property, plant and equipment	(36,886)
Transferred to intangible assets	(1,382)

Balance at December 31, 2009	11,567

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	GOODWILL

	2008	2009
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,922	29,922

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). The purchase price of the business combination was RMB43,800. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The fair value of the identifiable assets acquired and liabilities assumed on acquisition date and the purchase price allocation are as follows:

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	GOODWILL (continued)

For purposes of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information.

The operating revenue from CDMA mobile services for the period from October 1, 2008 to December 31, 2008 was RMB6,154. The amount of net income or loss of the acquired CDMA business since the acquisition date included in the consolidated statements of comprehensive income for the year ended December 31, 2008 and the amounts of operating revenues and net income or loss of the Group for the year ended December 31, 2008 as though the CDMA business was acquired as of January 1, 2008 have not been provided because the disclosure of such information was impracticable. The reason why such disclosure was considered impracticable was because no discrete and/or historical profit or loss or operating revenues information of the CDMA business for the relevant periods was available or existed to determine the disclosure amounts. The Group has made every reasonable effort to provide such information, however, after considering the number of significant adjustments and estimates that would be required to be made, the Group determined that, without any objective information, it was impossible to provide such information that is reliable and meaningful.

11.	INTANGIBLE ASSETS

	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2008	4,600	—	4,600
Additions	148	—	148
Acquisition of CDMA business	63	11,238	11,301
Transferred from construction in progress	1,460	—	1,460
Disposals	(113)	—	(113)

Balance at December 31, 2008	6,158	11,238	17,396
Additions	111	—	111
Transferred from construction in progress	1,382	—	1,382
Disposals	(64)	—	(64)

Balance at December 31, 2009	7,587	11,238	18,825

Accumulated amortization:
Balance at January 1, 2008	(1,786)	—	(1,786)
Amortization charge for the year	(917)	(562)	(1,479)
Provision for impairment	(5)	—	(5)
Written back on disposal	109	—	109

Balance at December 31, 2008	(2,599)	(562)	(3,161)
Amortization charge for the year	(1,162)	(2,248)	(3,410)
Provision for impairment	(3)	—	(3)
Written back on disposal	60	—	60

Balance at December 31, 2009	(3,704)	(2,810)	(6,514)

Net book value at December 31, 2009	3,883	8,428	12,311

Net book value at December 31, 2008	3,559	10,676	14,235

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INTERESTS IN ASSOCIATES

	December 31,
	2008	2009
	RMB	RMB
Unlisted equity investments, at cost	330	344
Share of post-acquisition changes in net assets	552	653

	882	997

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

13.	INVESTMENTS

	December 31,
	2008	2009
	RMB	RMB
Available-for-sale equity securities	85	690
Other unlisted equity investments	92	32

	177	722

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2008	2009	2008	2009	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts	726	931	—	—	726	931
Non-current
Property, plant and equipment	6,738	5,145	(1,982)	(1,748)	4,756	3,397
Deferred revenues and installation costs	1,424	1,229	(821)	(732)	603	497
Land use rights	5,740	5,593	—	—	5,740	5,593
Available-for-sale equity securities	—	—	(13)	(133)	(13)	(133)

Deferred tax assets/(liabilities)	14,628	12,898	(2,816)	(2,613)	11,812	10,285

Movements in temporary differences for the three-year period ended December 31, 2009 are as follows:

		Note	Balance as of January 1, 2007	Recognized in statement of comprehensive income	Balance as of December 31, 2007
			RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts			550	9	559
Non-current
Property, plant and equipment		(ii), (iii)	(965)	(38)	(1,003)
Deferred revenues and installation costs			1,032	(264)	768
Land use rights		(i), (iii)	7,690	(1,818)	5,872
Available-for-sale equity securities			(22)	(14)	(36)

Net deferred tax assets			8,285	(2,125)	6,160

	Note	Balance as of January 1, 2008	Acquisition of CDMA business	Recognized in statement of comprehensive income	Balance as of December 31, 2008
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts		559	23	144	726
Non-current
Property, plant and equipment		(1,003)	—	5,759	4,756
Deferred revenues and installation costs		768	—	(165)	603
Land use rights	(i)	5,872	—	(132)	5,740
Available-for-sale equity securities		(36)	—	23	(13)

Net deferred tax assets		6,160	23	5,629	11,812

		Note	Balance as of January 1, 2009	Recognized in statement of comprehensive income	Balance as of December 31, 2009
			RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts			726	205	931
Non-current
Property, plant and equipment			4,756	(1,359)	3,397
Deferred revenues and installation costs			603	(106)	497
Land use rights		(i)	5,740	(147)	5,593
Available-for-sale equity securities			(13)	(120)	(133)

Net deferred tax assets			11,812	(1,527)	10,285

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.
(ii)	As described in Note 8, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as of December 31, 2007. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 and a deferred tax liability of RMB1,136 in respect of the revaluation deficit and surplus respectively were recognized.
(iii)	On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on January 1, 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rates will gradually be increased to the unified rate of 25% over a five-year period starting from January 1, 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years 2008, 2009, 2010, 2011 and 2012 onwards, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years 2008, 2009 and 2010 and will be increased to 25% from 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after December 31, 2007 were adjusted to reflect the changes in tax rates. For the year ended December 31, 2007, the effects of changes in tax rates amounting to RMB117 and RMB1,577 were recognized in profit or loss and other comprehensive income respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2008	2009
	RMB	RMB
Loans from state-controlled banks – unsecured	9,693	11,138
Other loans – unsecured	—	245
Short-term commercial papers – unsecured	9,979	—
Loans from China Telecommunications Corporation – unsecured	63,776	40,267

Total short-term debt	83,448	51,650

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2008 and 2009 was 5.1% and 4.0% respectively. As of December 31, 2009, the loans from state-controlled banks and other loans bear interest at rates ranging from 2.0% to 7.5% per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 4.72% per annum and was repaid in August 2009; the loans from China Telecommunications Corporation bear interest at fixed rates ranging from 2.8% to 5.3% per annum and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2008	2009
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 3.60% to 7.56% per annum with maturities through 2050	1,533	1,362

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	877	816

Japanese Yen denominated	Interest rates ranging from 1.49% to 3.50% per annum with maturities through 2026	1,690	1,609

Euro denominated	Interest rates ranging from 2.30% to 4.75% per annum with maturities through 2032	686	658

Other currencies denominated		43	40

		4,829	4,485

Other loans – unsecured

Renminbi denominated		1	1

Medium-term notes-unsecured (Note (i))		19,811	49,769

Amount due to China Telecommunications Corporation – unsecured

In connection with the Second Acquisition—Renminbi denominated (Note (ii))		15,150	—

Total long-term debt		39,791	54,255

Less: current portion		(565)	(1,487)

Non-current portion		39,226	52,768

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT (continued)

Note (i)	On April 22, 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum. The medium-term note is unsecured. On October 23, 2008, the Group issued five-year 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. The medium-term note is unsecured. On November 16, 2009, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum. The medium-term note is unsecured. On December 28, 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. The medium-term notes are unsecured.

(ii)	Represented the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the Second Acquisition (Note 1). In March 2009, the Company repaid the remaining balance of RMB15,150 to China Telecommunications Corporation.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2009 are as follows:

RMB
2010	1,487
2011	10,322
2012	11,372
2013	9,986
2014	20,020
Thereafter	1,068

54,255

The Group’s short-term and long-term debt do not contain any financial covenants. As of December 31, 2008 and 2009, the Group unutilized committed credit facilities amounting to RMB128,231 and RMB102,555 respectively.

16.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2008	2009
	RMB	RMB
Third parties	27,698	26,402
China Telecom Group	6,387	7,526
Other state-controlled telecommunications operators in the PRC	373	393

	34,458	34,321

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2008	2009
	RMB	RMB
Amounts due to China Telecom Group	1,448	1,694
Amounts due to other state-controlled telecommunications operators in the PRC	102	103
Accrued expenses	15,452	14,608
Customer deposits and receipts in advance	23,060	30,407
Dividend payable	426	—
Purchase price payable to China Unicom for the acquisition of CDMA business	13,140	5,381

	53,628	52,193

18.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2008	2009
	RMB	RMB
Balance at beginning of year	15,486	11,444
Additions for the year
— installation fees	656	458
— calling cards	4,119	3,253

	4,775	3,711

Reductions for the year
— amortization of connection fees	(2,022)	(1,151)
— amortization of installation fees	(2,574)	(2,311)
— usage of calling cards	(4,221)	(3,231)

Balance at end of year	11,444	8,462

Representing:
— current portion	4,505	3,417
— non-current portion	6,939	5,045

	11,444	8,462

Included in other non-current assets are primarily capitalized direct incremental costs associated with the installation of wireline services. As of December 31, 2008 and 2009, the unamortized portion of these costs was RMB5,584 and RMB4,312, respectively.

19.	SHARE CAPITAL

	December 31,
	2008	2009
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES

	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))			(Note (iii))	(Note (ii))
Balance as of January 1, 2008	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	143,589
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	127	—	(127)	—
Revaluation surplus realized	—	—	(562)	—	—	—	562	—
Deferred tax on land use rights realized	—	—	—	—	(132)	—	132	—
Dividends (Note 26)	—	—	—	—	—	—	(6,125)	(6,125)
Distribution to China Telecommunications Corporation	—	—	—	—	(535)	—	—	(535)
Adjustment to statutory reserves (Note (iv))	—	—	—	3,718	—	—	(3,718)	—
Transfer from retained earnings to other reserves	—	—	—	—	425	—	(425)	—
Consideration for the acquisition of the Fourth Acquired Company (Note 1)	—	—	—	—	(5,557)	—	—	(5,557)
Total comprehensive income for the year	—	—	—	—	(69)	(83)	884	732

Balance as of December 31, 2008	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	125	—	(125)	—
Revaluation surplus realized	—	—	(547)	—	—	—	547	—
Deferred tax on land use rights realized	—	—	—	—	(147)	—	147	—
Dividends (Note 26)	—	—	—	—	—	—	(6,067)	(6,067)
Appropriations (Note (iii))	—	—	—	4,521	—	—	(4,521)	—
Total comprehensive income for the year	—	—	—	—	343	(2)	14,422	14,763

Balance as of December 31, 2009	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	140,800

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.
(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets recognized due to the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 14(i) the balance of the deferred tax liabilities recognized due to the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes) and the deferred tax liabilities recognized due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2009, the Company transferred RMB1,292, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. For the year ended December 31, 2008, the Company did not transfer any amount to this reserve as it has net loss during the year determined in accordance with the PRC Accounting Standards for Business Enterprises.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES (continued)

Note: (continued)

(iii)	According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, the transfer of RMB3,229 for the year ended December 31, 2009, being 25% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to the discretionary surplus reserve. The Company did not transfer any amount to the discretionary surplus reserve for the year ended December 31, 2008.

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

(iv)	Upon the merger of certain subsidiaries of the Company into the Company in connection with an internal reorganization, the subsidiaries’ non-distributable profits at the date of the internal reorganization were transferred from retained earnings to statutory reserves of the Company as required by the Company’s Articles of Association.
(v)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2008 and 2009, the amount of retained earnings available for distribution was RMB35,173 and RMB37,922 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,076 in respect of the financial year 2009 proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 26).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Year ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
Wireline voice	(i)	111,573	96,258	78,432
Mobile voice	(ii)	—	3,955	20,027
Internet	(iii)	31,802	40,727	51,567
Value-added services	(iv)	13,198	16,253	21,533
Integrated information application services	(v)	6,572	10,803	12,659
Managed data and leased line	(vi)	9,183	10,231	11,499
Others	(vii)	5,182	6,280	12,502
Upfront connection fees	(viii)	3,294	2,022	1,151

		180,804	186,529	209,370

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

21.	OPERATING REVENUES (continued)

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

22.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Network operations and support	17,440	19,162	21,210
Selling, general and administrative	9,979	9,784	11,647

	27,419	28,946	32,857

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

23.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			Year ended December 31,
	Note		2007	2008	2009
			RMB	RMB	RMB
Interconnection charges	(i	)	6,938	7,543	9,634
Cost of goods sold	(ii	)	2,017	3,170	7,721
Donations			54	42	8
Others			42	39	86

			9,051	10,794	17,449

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline and mobile telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunication equipment.

24.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Interest expense incurred	5,227	5,753	5,051
Less: Interest expense capitalized*	(455)	(417)	(327)

Net interest expense	4,772	5,336	4,724
Interest income	(380)	(430)	(282)
Foreign exchange losses	44	371	108
Foreign exchange gains	(148)	(201)	(175)

	4,288	5,076	4,375

* Interest expense was capitalized in construction in progress at the following rates per annum	2.3%- 6.7%	2.7%- 7.1%	2.5%- 6.9%

25.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Provision for PRC income tax	7,274	4,792	3,105
Provision for income tax of other jurisdictions	32	21	37
Deferred taxation (Note 14)	(602)	(5,606)	1,407

	6,704	(793)	4,549

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	INCOME TAX (continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		Year ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
Earnings before income tax		30,996	186	19,175

Expected PRC income tax expense at statutory tax rate of 25% (2007: 33%)	(i)	10,229	47	4,794
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(1,678)	248	(433)
Differential tax rate on other subsidiaries’ income	(ii)	(41)	(19)	(17)
Non-deductible expenses	(iii)	1,362	660	1,013
Non-taxable income	(iv)	(1,966)	(1,071)	(776)
Effect on changes in tax rates	14 (iii)	117	—	—
Tax credit for domestic equipment purchases and other tax benefits		(1,319)	(658)	(32)

Actual income tax expense/ (benefit)		6,704	(793)	4,549

Note:

(i)	The provision for PRC current income tax is based on the statutory rate of 25% (2007: 33%) of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 20%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

26.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 22, 2010, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,076 for the year ended December 31, 2009 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 26, 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 in respect of the year ended December 31, 2008 was declared and paid on June 30, 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 30, 2008, a final dividend of RMB0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 in respect of the year ended December 31, 2007 was declared, of which RMB5,699 and RMB426 were paid on June 16, 2008 and February 25, 2009 respectively.

27.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2007, 2008 and 2009 is based on the net income attributable to equity holders of the Company of RMB24,195, RMB884 and RMB14,422 respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. Other than the CDMA network lease arrangements as set out in Note 31(a), these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2009, the Group’s future minimum lease payments under non-cancelable operating leases were as follows:

RMB
2010	8,531
2011	643
2012	505
2013	417
2014	377
Thereafter	637

Total minimum lease payments	11,110

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2007, 2008 and 2009 were RMB1,832, RMB3,645 and RMB10,757, respectively.

Capital commitments

As of December 31, 2009, the Group had capital commitments as follows:

RMB
Authorized and contracted for
- property	376
- telecommunications network plant and equipment	4,166

4,542

Authorized but not contracted for
- property	739
- telecommunications network plant and equipment	4,364

5,103

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As of December 31, 2008 and 2009, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	COMMITMENTS AND CONTINGENCIES (continued)

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

29.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value

The amendments to IFRS 7, Financial Instruments: Disclosures, require disclosures relating to fair value measurements of financial instruments across three levels of a “fair value hierarchy”. The fair value of each financial instrument is categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB85 and RMB690 as of December 31, 2008 and 2009 respectively was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 5.76% (2008: 1.5% to 5.94%). As of December 31, 2008 and 2009, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2008		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	39,791	38,871	54,255	52,213

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks

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

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunication services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institution in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 5.

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	83,448	(85,576)	(85,576)	—	—	—
Long-term debt	39,791	(48,407)	(2,498)	(3,558)	(24,813)	(17,538)
Accounts payable	34,458	(34,458)	(34,458)	—	—	—
Accrued expenses and other payables	53,628	(53,628)	(53,628)	—	—	—
Finance lease obligations	40	(40)	(22)	(18)	—	—

	211,365	(222,109)	(176,182)	(3,576)	(24,813)	(17,538)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	FINANCIAL INSTRUMENTS (continued)

(ii)	Liquidity risk (continued)

	2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	51,650	(52,294)	(52,294)	—	—	—
Long-term debt	54,255	(62,764)	(3,742)	(12,260)	(45,486)	(1,276)
Accounts payable	34,321	(34,321)	(34,321)	—	—	—
Accrued expenses and other payables	52,193	(52,193)	(52,193)	—	—	—
Finance lease obligations	18	(18)	(18)	—	—	—

	192,437	(201,590)	(142,568)	(12,260)	(45,486)	(1,276)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 15) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high proportion of fixed rate debts.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2008		2009
	Effective interest rate		Effective interest rate

	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	5.1	83,448	4.0	47,732
Long-term debt	4.8	24,012	4.5	53,592

		107,460		101,324
Variable rate debt:
Short-term debt		—	4.1	3,918
Long-term debt	5.2	15,779	4.9	663

Total debt		123,239		105,905

Fixed rate debt as a percentage of total debt		87.2%		95.7%

As of December 31, 2008 and 2009, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net income and retained earnings by approximately RMB118 and RMB34 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the end of the reporting period and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2008.

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

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.7% (2008: 94.2%) of the Group’s cash and cash equivalents and 96.9% (2008: 97.2%) of the Group’s short-term and long-term debt as of December 31, 2009 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

30.	CAPITAL MANAGEMENT

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As of December 31, 2008 and 2009, the Group’s total debt-to-total assets ratio was 28.0% and 24.8% respectively, which is within the range of management’s expectation.

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

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Year ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	120	145	1,956
Sales of telecommunications equipment and materials	(i)	—	—	940
Construction and engineering services	(ii)	7,815	7,877	5,970
Provision of IT services	(iii)	—	—	249
Receiving IT services	(iii)	364	457	520
Receiving community services	(iv)	2,266	2,297	2,324
Receiving ancillary services	(v)	3,574	4,536	6,044
Receiving comprehensive services	(vi)	1,361	1,190	—
Operating lease expenses	(vii)	373	378	387
Net transaction amount of centralized service	(viii)	250	250	534
Interconnection revenues	(viii)	82	78	69
Interconnection charges	(ix)	670	677	667
Interest on amounts due to and loans from China Telecom Group	(x)	2,501	3,537	2,933
CDMA network capacity lease fee	(xi)	—	1,504	8,383
Constructed capacity related costs of CDMA network	(xii)	—	107	1,163

Note:

(i)	The amount for the year ended December 31, 2008 represents commission paid and payable for procurement services provided by China Telecom Group. On December 15, 2008, the Company and China Telecommunications Corporation entered into a supplemental agreement, which is effective from January 1, 2009, to expand the scope of procurement services to include the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received by China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	The amount for the year ended December 31, 2008 represents amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards. The comprehensive service agreement signed between the Company and China Telecommunications Corporation expired on December 31, 2008 and has not been renewed. The various types of cross-provincial transactions set out under the comprehensive services framework agreement have been classified into other existing related party transactions based on the nature of such transactions. Therefore, no transaction amount is reported in this category for the year ended December 31, 2009.
(vii)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(viii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount for the year ended 31 December 2009 represents amounts received or receivable for the net amount of centralized service. The amount for the year ended 31 December 2008 represents amounts paid or payable for the net amount of centralized service.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

(ix)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom Group and loans from China Telecommunications Corporation (Note 15).
(xi)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communications network capacity (“CDMA network”).
(xii)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group included in the following balances are summarized as follows:

	December 31,
	2008	2009
	RMB	RMB
Accounts receivable	372	917
Prepayments and other current assets	700	935

Total amounts due from China Telecom Group	1,072	1,852

Accounts payable	6,387	7,526
Accrued expenses and other payables	1,448	1,694
Short-term debt	63,776	40,267
Long-term debt	15,150	—

Total amounts due to China Telecom Group	86,761	49,487

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 15.

As of December 31, 2008 and 2009, no allowance for impairment of doubtful debts was recognized in respect of amounts due from China Telecom Group.

On August 30, 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecommunications Corporation. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on October 25, 2006. The Agreement is effective from January 1, 2007 to December 31, 2009, pursuant to which the Company’s subsidiaries (and their successors) in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 during the effective period of the Agreement.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

On October 29, 2009, the Company renewed the Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on December 31, 2012 and to amend certain provisions of the Agreement to reflect the current structure of the Group and CCS.

On September 16, 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecommunications Corporation. The lease is effective from October 1, 2008 to December 31, 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group for the provision of CDMA mobile communication services in the mainland PRC. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunication products) for the period from October 1, 2008 to December 31, 2008 and for each of the years ending December 31, 2009 and 2010. There is no minimum annual lease fee for the period ended December 31, 2008 and the year ending December 31, 2009. For the year ending December 31, 2010, the minimum lease fee is 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ending December 31, 2009. The Group accounts for the CDMA Network Lease as an operating lease.

Under the CDMA Network Lease, China Telecommunications Corporation has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the CDMA Network Lease or within one year after the expiry of the CDMA Network Lease. The purchase price will be determined with reference to the appraised value of the CDMA network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price would enable China Telecommunications Corporation to recover its investment in the CDMA network plus an internal rate of return on the investment not to exceed 8%.

In addition, in accordance with the CDMA Network Lease, the Company shall be responsible for the operation, management and maintenance of the CDMA network. The capacity maintenance related costs, which comprise the rental fees for the exchange centers and the base stations and other related costs such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non-capital nature, shall be shared between the Company and China Telecommunications Corporation. The proportion of the constructed capacity related costs to be borne by the Company shall be calculated on a monthly basis by reference to the followings:

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

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2007	2008	2009
	RMB thousands	RMB thousands	RMB thousands
Short-term employee benefits	13,876	8,397	8,142
Post-employment benefits	594	687	726
Equity-based compensation benefits	5,375	5,696	—

	19,845	14,780	8,868

The above remuneration is included in personnel expenses (Note 22).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 32.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organizations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

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

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Interconnection revenues	12,264	11,257	11,342
Interconnection charges	4,121	4,912	7,377
Leased line revenues	867	786	596

CHINA	TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarized as follows:

	December 31,
	2008	2009
	RMB	RMB
Accounts receivable	1,112	827
Prepayments and other current assets	4,523	240

Total amounts due from other state-controlled telecommunications operators in the PRC	5,635	1,067

Accounts payable	373	393
Accrued expenses and other payables	13,242	5,484

Total amounts due to other state-controlled telecommunications operators in the PRC	13,615	5,877

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As of December 31, 2008 and 2009, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

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

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Interest income	374	428	281
Interest expense	2,726	1,550	827

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2008	2009
	RMB	RMB
Cash at bank	21,674	26,867
Time deposits with original maturity within three months	5,950	7,569
Time deposits with original maturity over three months	397	442

Total deposits at state-controlled banks in the PRC	28,021	34,878

Short-term loans	9,693	11,138
Long-term loans	4,829	4,485

Total loans from state-controlled banks in the PRC	14,522	15,623

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 15.

The directors believe the above information provides meaningful disclosure of related party transactions.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	POST-EMPLOYMENT BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the years ended December 31, 2007, 2008 and 2009 were RMB2,547, RMB2,647 and RMB2,933 respectively.

The amount payable for contributions to defined contribution retirement plans as of December 31, 2008 and 2009 was RMB257 and RMB235 respectively.

33.	STOCK APPRECIATION RIGHTS

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

During the years ended December 31, 2007, 2008 and 2009, 204, 346 and 0.2 stock appreciation right units were exercised respectively. For the year ended December 31, 2009, compensation expense of RMB56 was recognized by the Group in respect of stock appreciation rights. For the year ended December 31, 2008, reversal of compensation expense of RMB148 was recognized by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended December 31, 2007, compensation expense recognized by the Group in respect of stock appreciation rights was RMB689.

As of December 31, 2008 and 2009, the carrying amount of relating liability arising from stock appreciation rights was RMB366 and RMB422 respectively. As of December 31, 2009, 555 million stock appreciation right units became vested but not yet exercised. The carrying amount of the corresponding liability was RMB276. As of December 31, 2008, all vested stock appreciation rights were exercised.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	PRINCIPAL SUBSIDIARIES

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on February 25, 2008, certain of the Company’s subsidiaries were merged into the Company in an internal reorganization. Details of the Company’s principal subsidiaries as of December 31, 2009 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)		Principal activity

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392	Provision of system integration and consulting services

China Telecom (Hong Kong) International Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	10,000	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	43 million	Provision of telecommunication services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited (formerly known as “ China Unicom (Macau) Company Limited”)	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP	60 million	Provision of telecommunication services

Tianyi Telecom Terminals Company Limited (formerly known as Unicom Huasheng Telecommunications Technology Company Limited”)	Limited Company	July 1, 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$	1	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended December 31, 2009, provision for impairment losses of RMB753 were made against the carrying value of property, plant and equipment (Note 8) (2008: RMB24,167). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortization

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of customer relationships is recognized on a straight-line basis over the expected customer relationship period of five years. Management reviews the expected customer relationship period annually in order to estimate the amount of amortization expense to be recorded during any reporting period. The expected customer relationship period is based on the estimate period over which future economic benefits will be received by the Group and takes into account the level of future competition, the risk of technological or functional obsolescence of its services, and the expected changes in the regulatory and social environment. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2009

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2009:

Effective for accounting period beginning on or after
Improvements to IFRSs 2008	July 1, 2009
IFRS 1 (revised), “First-time adoption of International Financial Reporting Standards”	July 1, 2009
IFRS 3 (revised), “Business combinations”	July 1, 2009
Amendments to IAS 27, “Consolidated and separate financial statements”	July 1, 2009
Amendments to IAS 39, “Financial instruments: Recognition and measurement – Eligible hedged items”	July 1, 2009
IFRIC 17, “Distributions of non-cash assets to owners”	July 1, 2009
IFRIC 18, “Transfer of assets from customers”	July 1, 2009
Improvements to IFRSs 2009	July 1, 2009 or January 1, 2010
Amendments to IFRS 1, “First-time adoption of International Financial Reporting Standards - Additional exemptions for first-time adopters”	January 1, 2010
Amendments to IFRS 2, “Share-based payment - Group cash-settled share-based payment transactions”	January 1, 2010
Amendment to IAS 32, “Financial instruments: Presentation - Classification of rights issues”	February 1, 2010
IFRIC 19, “Extinguishing financial liabilities with equity instruments”	July 1, 2010
IAS 24 (revised), “Related party disclosures”	January 1, 2011
Amendments to IFRIC 14, IAS 19, “The limit on a defined benefit asset, minimum funding requirements and their interaction - Prepayments of a minimum funding requirement”	January 1, 2011
IFRS 9, “Financial instruments”	January 1, 2013

The Group has not early adopted the above amendments, new standards and new interpretations. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that amendments to IFRS 1, amendments to IAS 39, amendment to IAS 32, IFRIC 19 and amendments to IFRIC 14 are not applicable to the Group’s operations and the remaining above amendments, new standards and new interpretations are unlikely to have a significant impact on the Group’s results of operations and financial position.

37.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2009 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecom Group (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(6)

4.7	Comprehensive Services Framework Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(7)

4.8	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecom Group (English translation).(8)

4.9	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecom Group (English summary).(9)

4.10	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecom Group (English summary).(10)

4.11	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.12	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.13	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary).(11)

4.14	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.15	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

4.16	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecom Group (English summary). (11)

Exhibits	Description
4.17	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (11)

4.18	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (11)

4.19	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary).

4.20	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.21	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.22	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (11)

4.23	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (11)

4.24	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecom Group (English Translation). (12)

4.25	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (12)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecom Group (English Summary). (12)

4.27	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecom Group (English Summary). (12)

4.28	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (12)

4.29	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.30	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.31	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.32	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.33	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.34	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English summary). (13)

Exhibits	Description
4.35	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecom Group (English translation). (13)

4.36	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (13)

4.37	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecom Group Beijing Corporation (English translation). (13)

4.38	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecom Group (English summary). (13)

4.39	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (13)

4.40	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (13)

4.41	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary).

4.42	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary).

4.43	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary).

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.4 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.