Form 20-F
period 2010-12-31
CHINA TELECOM CORP LTD
filed 2011-04-29
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•

effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

CERTAIN DEFINITIONS AND CONVENTIONS

As used in this annual report, references to “us,” “we,” the “Company,” “our Company” and “China Telecom” are to China Telecom Corporation Limited and its consolidated subsidiaries except where we make clear that the term means China Telecom Corporation Limited or a particular subsidiary or business group only. References to matters relating to our H shares or American depositary shares, or ADSs, or matters of corporate governance are to the H shares, ADSs and corporate governance of China Telecom Corporation Limited. In respect of any time prior to our incorporation, references to “us,” “we” and “China Telecom” are to the telecommunications business in which our predecessors were engaged and which were subsequently assumed by us. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries. Unless otherwise indicated, references to and statements regarding China and the PRC in this annual report do not apply to Hong Kong Special Administrative Region, Macau Special Administrative Region or Taiwan.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The following table presents our selected financial data. The selected consolidated statement of financial position data as of December 31, 2009 and 2010, and the selected consolidated statement of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statement of financial position data as of December 31, 2006, 2007 and 2008 and the selected consolidated statement of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2006 and 2007 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS.

The selected financial data reflect the acquisitions in 2007 and 2008 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions in 2007,” “—Our Acquisition of Beijing Telecom in 2008” and “Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

On June 30, 2007, we acquired the entire equity interests in each of China Telecom System Integration Co., Limited, China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) from China Telecom Group. In 2008, we acquired the entire equity interests in China Telecom Group Beijing Corporation, or Beijing Telecom, from China Telecom Group. Because we and these acquired companies were under the common control of China Telecom Group, our acquisitions of these acquired companies are accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired companies have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired companies on a combined basis.

On October 1, 2008, we acquired from China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), or China Unicom, and China Unicom Corporation Limited, or CUCL, the entire CDMA Business and related assets and liabilities for a total consideration of RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of a RMB3,471 million reduction to the total consideration. The reduction represents a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. China Unicom is a company incorporated in Hong Kong whose shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, or NYSE. Our acquisition of the CDMA Business and related assets and liabilities was accounted for using the purchase method.

	As of or for the year ended December 31,
	2006 RMB	2007 RMB	2008 RMB	2009 RMB	2010 RMB	2010 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Operating revenues	177,218	180,804	186,529	209,370	219,864	33,313
Operating expenses(1)	(138,218)	(143,063)	(181,384)	(186,712)	(195,848)	(29,674)
Operating income	39,000	37,741	5,145	22,658	24,016	3,639
Earnings before income tax	34,564	30,996	186	19,175	20,908	3,168
Income tax	(6,919)	(6,704)	793	(4,549)	(5,031)	(762)
Net income attributable to equity holders of the Company	27,562	24,195	884	14,422	15,759	2,388
Basic earnings per share(2)	0.34	0.30	0.01	0.18	0.19	0.03
Basic earnings per ADS(2)	34.06	29.90	1.09	17.82	19.47	2.95
Cash dividends declared per share	0.08	0.08	0.08	0.08	0.07	0.01

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	23,113	21,427	27,866	34,804	25,824	3,913
Accounts receivable, net	16,373	16,979	17,289	17,438	17,328	2,625
Total current assets	45,671	44,110	55,499	60,936	55,245	8,370
Property, plant and equipment, net(3)	330,436	329,292	299,159	286,328	275,248	41,704
Total assets(3)	423,857	413,331	440,337	426,520	407,355	61,720
Short-term debt	80,378	67,767	83,448	51,650	20,675	3,133
Current portion of long-term debt	8,242	3,811	565	1,487	10,352	1,568
Accounts payable	32,968	29,013	34,458	34,321	40,039	6,067
Total current liabilities	159,451	140,245	176,790	143,481	126,923	19,231

	As of or for the year ended December 31,
	2006 RMB	2007 RMB	2008 RMB	2009 RMB	2010 RMB	2010 US$
	(in millions, except share numbers and per share and per ADS data)
Long-term debt	37,257	34,148	39,226	52,768	42,549	6,447
Deferred revenues (including current portion)	20,765	15,486	11,444	8,462	6,203	940
Total liabilities	213,060	187,359	225,789	203,907	175,391	26,574
Equity attributable to equity holders of the Company	209,349	224,521	213,036	221,732	231,468	35,071

Consolidated Cash Flow Data:
Net cash from operating activities	75,042	75,783	76,756	74,988	75,571	11,450
Net cash used in investing activities(4)	(50,333)	(46,618)	(75,819)	(43,255)	(45,734)	(6,929)
Capital expenditures(4)	(50,399)	(46,847)	(46,652)	(40,311)	(41,597)	(6,303)
Net cash (used in)/generated from financing activities	(20,904)	(30,747)	5,585	(24,793)	(38,771)	(5,874)

(1)	Includes an impairment loss in 2008 on property, plant and equipment of RMB24,167 million, which primarily represented an impairment loss on our Personal Handyphone System, or PHS, specific equipment of RMB23,954 million, an impairment loss in 2009 on property, plant and equipment of RMB753 million, which mainly represented impairment made in respect of our Digital Data Network, or DDN, specific equipment and an impairment loss in 2010 on property, plant and equipment of RMB139 million, which mainly represented impairment made in respect of certain of our obsolete telecommunication equipment.
(2)	The basic earnings per share have been calculated based on the net income attributable to equity holders of the Company of RMB27,562 million, RMB24,195 million, RMB884 million, RMB 14,422 million and RMB15,759 million in 2006, 2007, 2008, 2009 and 2010, respectively, and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(3)	It includes the effect of the revaluation of property, plant and equipment as of December 31, 2007, which were carried out in accordance with the Company’s accounting policies under IFRS.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2010, a final dividend of RMB6,031 million (RMB0.074514 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2009 was declared, all of which have been fully paid.

Pursuant to a resolution passed at the directors’ meeting on March 22, 2011, a final dividend of approximately RMB5,778 million (HK$0.085 per share) for the year ended December 31, 2010 was proposed for shareholders’ approval at the annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 30, 2010 (RMB6.6000 to US$1.00 and HK$7.7810 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 22, 2011, the daily exchange rates reported by the Federal Reserve Board was RMB6.5067 to US$1.00 and HK$7.7707 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2010	6.6912	6.6397	October 2010	7.7642	7.7515
November 2010	6.6892	6.6330	November 2010	7.7656	7.7501
December 2010	6.6745	6.6000	December 2010	7.7833	7.7612
January 2011	6.6364	6.5809	January 2011	7.7978	7.7683
February 2011	6.5965	6.5520	February 2011	7.7957	7.7823
March 2011	6.5743	6.5510	March 2011	7.8012	7.7858
April 2011 (through April 22, 2011)	6.5477	6.4920	April 2011 (through April 22, 2011)	7.7784	7.7669

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2006, 2007, 2008, 2009 and 2010 calculated by averaging the noon buying rates on the last day of each month during each of the relevant years.

Average Noon Buying Rate

	RMB per US$ 1.00	HK$ per US$1.00
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.

The telecommunications industry in the PRC is rapidly evolving.

After the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile Limited, or China Mobile, continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services.

In particular, in January 2009, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 3G businesses nationwide. The licenses permit China Mobile Group, China Telecom Group and Unicom Group to provide 3G services based on TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. We have been authorized by China Telecom Group to operate 3G business nationwide based on CDMA2000 technology. China Mobile, China Unicom and our Company have all launched 3G services. However, we cannot assure you that: (i) our 3G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 3G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 3G services for us to deliver these services profitably; (iv) our competitors’ 3G services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in implementing the CDMA2000 technology. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations.

In this increasingly competitive environment, our customers may choose other providers’ services. Increasing competition from other existing telecommunications services providers, including China Mobile and China Unicom, as well as competition from new competitors, could materially and adversely affect our business and prospect by, among other factors, forcing us to lower our tariffs to the extent permitted under relevant laws and regulations, reducing or reversing the growth of our customer base and reducing usage of our services. Any of these developments could materially adversely affect our revenues and profitability. We cannot assure you that the increasingly competitive environment and any change in the competitive landscape of the telecommunications industry in the PRC would not have a material adverse effect on our business, financial condition or results of operations.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects.

We continued to lose wireline telephone subscribers including PHS subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have kept decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile services. The number of our fixed-line subscribers decreased by 9.5% at the end of 2009 compared to that at the end of 2008 and further decreased by 7.2% at the end of 2010. Revenues from our wireline voice services decreased by 18.5 % in 2009 compared to that in 2008 and further decreased by 20.3% in 2010. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 51.6% in 2008 to 37.5% in 2009 and 28.4% in 2010.

As a supplement to our wireline voice services, we provide PHS services in our service regions. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility. However, our PHS services have been facing intense competition from substituting telecommunications services in the market, especially from mobile services, which makes the PHS services less acceptable to customers. As a result, our PHS service subscribers, usage volumes as well as revenue derived from such services decreased significantly in recent years, which though partially reflects our initiatives to migrate some middle and high-end PHS subscribers to our mobile services in order to retain them as our customers. In anticipation of continuing decrease in revenue derived from our PHS service, we recognized an impairment loss on our PHS specific equipment of RMB23,954 million in 2008.

We have been taking various measures in order to mitigate the impact of loss of our wireline telephone subscribers and stabilize our revenues from wireline voice services. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Wireline Voice Services.” However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of wireline voice services by mobile voice services and other alternative means of communication or in slowing down the decline of our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 22, 2011. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

In addition to being our controlling shareholder, China Telecom Group, by itself and through its other subsidiaries, also provides us with services and facilities necessary for our business activities, including, but not limited to:

•	use of international gateway facilities;

•	provision of services in areas outside our service regions necessary to enable us to provide end-to-end services to our customers;

•	use of certain inter-provincial optic fibers; and

•	lease of properties and assets, including lease of the capacity on the CDMA network.

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

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. The effective provision of our wireline voice, mobile voice and other services requires interaction between our networks and those of China Telecom Group, Unicom Group, China Mobile Group and other telecommunications operators. Any interruption in our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and, in turn, our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that may seriously jeopardize our operations and adversely affect our profitability and growth.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and future prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to continue to transform our Company into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may be significant. Furthermore, in order for us to effectively respond to technological changes and more intensive competition, we may need to make substantial investments in the future.

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

If we are not able to respond successfully and cost-efficiently to technological or industry developments, our business may be adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. For example, we continue to invest substantial amount of money to improve our broadband network, including the upgrade of optic fiber coverage capacity. However, we may not be able to recover our investment as expected.

Our ability to respond to technological developments may also be adversely affected by external factors, some of which are beyond our control. For example, we have started to prepare for the application of Internet Protocol version 6, or IPv6, the next-generation Internet Protocol version, to our networks. However, the deployment of IPv6 depends on a number of external factors, including, among others, PRC domestic industry policies. If the future transition to IPv6 is delayed due to factors beyond our control, we may face obstacles in further developing our Internet related business in the future. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially adversely affect our business, results of operations and competitiveness.

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

Risks Relating to the Telecommunications Industry in the PRC

The current and future government regulations and policies that extensively govern the telecommunications industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.

Our business is subject to extensive government regulation. The MIIT, which is the primary telecommunications industry regulator under the PRC’s State Council, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements;

•	enforcement of industry regulations;

•	universal service obligations;

•	network information security;

•	network access license approval for telecom equipment and terminals; and

•	network construction plans.

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure.

In addition, these regulations and policies that govern the telecommunications industry in the PRC have experienced continuous changes in the past several years. The interpretation and enforcement of the PRC’s WTO commitments regarding telecommunications services may also affect telecommunications regulations. Possible future changes to regulations and policies of the PRC government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the PRC government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People’s Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in the PRC. We cannot be certain how this law will affect our business and operations and whether it will contain more stringent regulatory requirements than the current telecommunications regulations. Any significant future changes in regulations or policies that govern the telecommunications industry may have a material adverse effect on our business and operations.

The PRC government may require us, along with other providers in the PRC, to reduce our tariff or to provide universal services with specified obligations, and we may not be compensated adequately for reducing our tariff or providing such services.

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to government regulations on tariffs, especially those relating to our basic telecommunications services. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Tariff Setting.” We derive a substantial portion of our revenues from services that are subject to tariff regulations of the PRC government. Our revenues have been adversely affected by adjustments in tariffs and other changes in the past, and we may be adversely affected by any future tariff regulations mandated by the PRC government. We cannot predict the likelihood, timing or magnitude of tariff adjustments by the government or their potential impact on our business.

In addition, under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the PRC government for the “Village to Village” projects. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. We may not be able to realize adequate return on investments for expanding networks to, and providing telecommunications services in, those economically less developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. If the government substantially lowers the tariffs for our services, or if we are required to provide universal services with specified obligations without proper compensation by the government, our business and profitability may be materially adversely affected.

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

The global financial crisis that unfolded in 2008 has had a significant negative impact on businesses around the world. In particular, the global financial crisis, weak consumer confidence and diminished consumer and business spending may lead to a slowdown in the market demand for telecommunications services. Economic contraction or slower economic growth may also lead to limited access to or unavailability of financing for business developments of telecommunications services providers.

Although we believe the PRC’s economy has been recovering from the global financial crisis since 2010, there remain a lot of uncertainties. We cannot assure you that the PRC economy will fully recover from the global financial crisis, or, even when it does, that demand for telecommunications services will increase. If there is any further slowdown in the economic growth of the PRC or the demand for telecommunications services fails to increase, our business, as well as our financial condition and results of operations could be materially and adversely affected.

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

Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from foreign banks, issuance of foreign currency-denominated debt securities, if any, and principal payments in respect of foreign currency- denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange to meet our payment obligations under the debt securities, if any, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter- bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On May 18, 2007, the PRC government expanded the floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.3% to 0.5%. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

The ability of our shareholders to enforce their rights in respect of violations of corporate governance procedures may be limited. In this regard, our Articles of Association provide that most disputes between holders of H shares and our Company, Directors, supervisors, officers or holders of domestic shares, arising out of our Articles of Association or the PRC Company Law and related regulations concerning the affairs of our Company, are to be resolved through arbitration by an arbitration tribunal in Hong Kong or the PRC, rather than by a court of law. Awards that are made by PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in the PRC. However, to our knowledge, no action has been brought in the PRC by any holder of H shares to enforce an arbitral award, and we are uncertain as to the outcome of any action, if brought in the PRC to enforce an arbitral award made in favor of holders of H shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

To our knowledge, there has not been any published report of judicial enforcement in the PRC by holders of H shares of their rights under the Articles of Association of a PRC company or the PRC Company Law.

Unlike in the United States, the applicable PRC laws did not specifically allow shareholders to sue the Directors, supervisors, senior management or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself until January 1, 2006, when the amendments to the PRC Company Law passed on October 27, 2005 became effective. Although the amended PRC Company Law provides that shareholders, under certain circumstances, may sue the Directors, supervisors and senior management on behalf of the company, no detailed implementation rules or judicial interpretations have been issued in this regard. In addition, our minority shareholders may not be able to enjoy protections to the same extent afforded to shareholders of companies incorporated under the state laws of the United States.

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

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the New Tax Law, which took effect on January 1, 2008. On December 6, 2007, the State Council of the PRC enacted the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, which became effective on January 1, 2008. Prior to the New Tax Law and the Implementing Regulations, dividends paid by us to holders of our H shares who are enterprises outside the PRC were exempted from PRC income tax and gains realized by enterprises upon the sale or other disposition of our H shares were exempted from PRC capital gains tax. Under the New Tax Law and the Implementing Regulations, a foreign enterprise which is a “non-resident enterprise” is subject to a 10% tax for its income derived from sources in the PRC after January 1, 2008, unless reduced under an applicable double-taxation treaty. In addition, dividends paid by us to a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, are not subject to any PRC income tax. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. According to the Notice of the PRC State Administration of Taxation Concerning the Withholding Enterprise Income Tax on Dividend Distributed by PRC Resident Enterprises to Overseas Non-Resident Enterprise Holders of H shares issued in November 2008 and the Approval of the PRC State Administration of Taxation Concerning the Collection of Enterprise Income Tax on Dividend from B shares Received by Non- Resident Enterprise issued in July 2009, when PRC resident enterprises distribute dividend to overseas non-resident enterprise H share holders for the year 2008 and the years thereafter, a 10% withholding enterprise income tax will be levied. The Company will withhold the 10% enterprise income tax when it pays dividend to holders of H shares who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China.”

Furthermore, under current PRC tax laws, regulations and rulings, dividends paid by us to holders of our H shares who are individuals outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals upon the sale or other disposition of our H shares are temporarily exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares who are individuals may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or income tax, which may be imposed upon individuals at the rate of 20%, and holders of our H shares may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information—E. Taxation— People’s Republic of China.”

Natural disasters and health hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

Several natural disasters and health hazards have struck mainland China in recent years. For example, in 2008, parts of mainland China experienced what was reportedly the most severe snow storm in half a century, and a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of mainland China. In 2010, another major earthquake registering 7.1 on the Richter scale struck Qinghai Province. Our network equipment and other assets in the affected areas sustained some damage in the earthquakes, leading to service stoppage and other disruptions in our operations in those areas. In March 2011, a major earthquake registering 9.0 on the Richter scale struck Japan, which affected our international communications services. Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, and the outbreak of influenza A (H1N1) strain over the past six years. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in the PRC or other regions in the world may have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company.

A.	History and Development of the Company

Our Restructuring and Initial Public Offering in 2002

We were incorporated under PRC laws on September 10, 2002 as a joint stock company with limited liability under the name “China Telecom Corporation Limited.” As part of our initial restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us in consideration of 68,317,270,803 of our shares.

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the MIIT (and prior to March 2008, the Ministry of Information Industry, or the MII), we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the MIIT (and prior to March 2008, the MII) in connection with our business for our benefits. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

In 2002, we successfully completed our initial public offering of H shares and raised approximately RMB10,659 million in aggregate net proceeds for us. Upon completion of our initial public offering, our H shares have been listed for trading on the Hong Kong Stock Exchange, and ADSs representing our H shares have been listed for trading on the NYSE.

Our Acquisitions from China Telecom Group and Corporate Organization Restructuring

We carried out a series of acquisitions between 2003 and 2008, through which we acquired from China Telecom Group telecommunications operations conducted by its other regional subsidiaries. As a result, we significantly expanded the geographical coverage of our operations in Mainland China.

In June 2007, we acquired from China Telecom Group and its wholly owned subsidiary China Huaxin Post and Telecommunications Development Center 100% equity interest in each of China Telecom (Hong Kong) International Limited, China Telecom System Integration Co., Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”).

In 2008, for the purpose of improving our organization structure by managing our businesses through branches instead of subsidiaries, we merged with certain of our wholly owned subsidiaries, with these subsidiaries dissolved and all of their assets, businesses, liabilities, rights and obligations being assumed by us. Our provincial branches have taken over the responsibilities of managing and operating the business in these provinces formerly operated by these subsidiaries.

Industry Restructuring and Our Acquisition of the CDMA Business in 2008

Industry Restructuring in 2008

On May 24, 2008, the MIIT, the National Development and Reform Commission and the Ministry of Finance issued a joint announcement relating to the further reform of the telecommunications industry in the PRC. According to the joint announcement, the principal objectives of the reform include, among others: (i) supporting the formation of three telecommunications service providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications service providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom Group of the CDMA network (including both assets and subscriber base) then owned by China Unicom; (b) the acquisition by China Telecom Group of the basic telecommunications service business operated by China Satellite Communications Corporation, or China Satellite; (c) the merger between China Unicom and China Netcom; and (d) the acquisition of China Railcom by China Mobile. The joint announcement required that detailed implementation plans relating to these restructuring transactions be formulated by the relevant parties involved, subject to, in each case, agreement on terms among the relevant parties and approvals by applicable PRC government authorities, and carried out, as applicable, in accordance with customary practices in the domestic and international capital markets.

Our Acquisition of the CDMA Business

On June 2, 2008, we, China Unicom and CUCL entered into a framework agreement, or the CDMA Business Framework Agreement, which sets forth certain key terms in respect of our acquisition from CUCL of the CDMA Business then owned and operated by CUCL and related assets and liabilities. On July 27, 2008, we, China Unicom and CUCL entered into an acquisition agreement, or the CDMA Acquisition Agreement, which sets forth the terms and conditions in respect of our acquisition of the CDMA Business and related assets and liabilities (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd., or Unicom Huasheng). The CDMA Acquisition Agreement superseded the CDMA Business Framework Agreement. The total consideration for our acquisition of the CDMA Business was RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of a RMB3,471 million reduction to the total consideration. The reduction represents a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. The cost of the acquisition had been fully paid by us by February 2010.

Related Transactions

Acquisition of the CDMA Network by China Telecom Group. On July 27, 2008, China Telecom Group, Unicom Group, and Unicom New Horizon Mobile Telecommunications Company Limited, or Unicom New Horizon, a wholly owned subsidiary of Unicom Group, entered into a CDMA network disposal agreement, pursuant to which Unicom Group and Unicom New Horizon sold the CDMA cellular telecommunications network constructed by Unicom New Horizon, or the CDMA Network, to China Telecom Group for a consideration of RMB66.2 billion, or the CDMA Network Acquisition. On October 1, 2008, China Telecom Group completed the acquisition of the CDMA Network.

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

Transfer of Certain Basic Telecommunications Business from China Satellite to China Telecom Group

Following the approval by the SASAC and the MIIT, the transfer of basic telecommunications business of China Satellite to China Telecom Group, our controlling shareholder, without consideration was fully completed in January 2009. The business transferred from China Satellite to China Telecom Group included voice over internet protocol, or VoIP, services, satellite international private line services, very small aperture terminal, or VSAT, services, digital trunking communications services and other services related to basic telecommunications services in 21 service regions. These service regions consist of Beijing Municipality, Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province.

In connection with our restructuring and acquisitions set forth above, we entered into various arrangements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. These arrangements include agreements for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, IT services, CDMA network capacity lease and other services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a more detailed description of these arrangements.

Our Proposed Sale of Besttone E-Commerce Co., Ltd.

On April 28, 2011, we entered into an asset restructuring agreement with China Satcom Guomai Communications Co., Ltd. (“Satcom Guomai”), which is a subsidiary of China Telecommunications Corporation and listed on the Shanghai Stock Exchange. We have agreed to sell to Satcom Guomai our 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company primarily engaged in the provision of e-commerce and booking services, for an estimated consideration of RMB350 million, subject to adjustment. Satcom Guomai will pay the consideration by issuing to us a certain number of its shares, representing around 4% of its enlarged share capital. This transaction will be completed after the satisfaction of the closing conditions, including obtaining applicable government approvals.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 28, 2011:

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
China Telecom (Hong Kong) International Limited
(Hong Kong)
100%
China Telecom System Integration Co., Limited
100%
100%
Bestpay Co., Ltd.
China Telecom (Americas) Corporation
(Delaware, USA)
100%
100%
Besttone E-Commerce Co., Ltd. (3)
100%
Esurfing Media Co., Ltd.
China Telecom Best Tone Information Service Co., Limited
100%
Navict (Beijing) Information Consulting Co., Ltd.
100%
China Telecom (Macau) Company Limited (1)
(Macau)
1%
Tianyi Telecom Terminals Company Limited (2)
100%

(1)	Formerly known as China Unicom (Macau) Company Limited.
(2)	Formerly known as Unicom Huasheng Telecommunications Technology Co. Ltd.
(3)	We have agreed to sell our 100% equity interest in this company to Satcom Guomai. See “Item 4. Information on the Company—A. History and Development of the Company – Our Proposed Sale of Besttone E- Commerce Co., Ltd.”

In addition, our Company has a branch in each of 22 provinces, five autonomous regions and four centrally administered municipalities in the PRC. See “—Our Corporate Organization Restructuring in 2008” and “—Our Acquisition of Beijing Telecom in 2008” included elsewhere under this Item.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033 and our telephone number is (+86-10) 6642-8166. Our website address is www.chinatelecom-h.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B.	Business Overview

We are an integrated information service provider in the PRC with full-service capabilities. Following our acquisition of CDMA Business in 2008, we began to offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other related services. See “—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

Since 2005, we have started to implement our business strategy of transformation from a traditional basic telecommunications service provider to a modern integrated information services provider. Specifically, we have enhanced our efforts in developing our non-voice services, such as Internet access services, value-added services and integrated information application services, while we continue to strengthen our traditional businesses such as the wireline voice services, in achieving a more structurally optimized business and enhanced competitive strength. We aim to provide differentiated and innovative services to create value for customers by leveraging on our integrated resources.

In January 2009, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 3G business nationwide based on CDMA2000 technology. We have been authorized by China Telecom Group to operate CDMA2000 3G mobile business in the PRC. We launched our CDMA2000 3G mobile services in March 2009 and have extended our CDMA2000 3G mobile services nationwide in the PRC.

Our Operation Strategy

In 2010, facing a complex economic situation and increasing market competition, we continued to pursue integrated and differentiated development of our business. We further enhanced our integrated operation of wireline, mobile and Internet access services, which enabled us to effectively promote our services by providing our customers with single account access to all services, minute-sharing plans between wireline and mobile voice services, integrated information application services and a variety of integrated packages of telecommunication services. In addition, we focused on the development of 3G services and significantly expanded our mobile Internet business. With the expansion of our mobile services, our mobile handset value chain continues to improve. Our broadband and integrated information application services continues to maintain rapid growth, facilitating the optimization of our revenue structure and the coordinated development of our mobile, broadband, value-added, integrated information application, and wireline voice services. We have successfully embarked on the scale development of our full-service operations.

Subscribers and Service Usage

Our operating revenue depends largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2008(4)	2009	2010
Wireline Voice Services:
Local wireline access lines in service (in millions)	208.3	188.6	175.1
Residential	118.4	112.2	110.2
Enterprise	27.8	32.1	34.0
Public telephones	15.3	15.1	14.5
Wireless local access	46.8	29.2	16.4

Wireline local voice usage (in billion pulses)(1)	372.5	320.6	251.4
Domestic long distance wireline usage (in billion minutes) (2)	98.7	83.9	68.5
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.6	1.2	1.2
Mobile Voice Services:
Mobile subscribers (in millions)	27.9	56.1	90.5
Mobile voice usage (in billion minutes)	26.4	155.4	295.9
Internet Access Services:
Wireline broadband subscribers (in millions)	44.3	53.5	63.5
Value-added Services:
Mobile SMS Usage (in billion messages)	2.0	15.1	33.1
Mobile Color Ring Tone subscribers (in millions)	8.6	32.6	54.2
Wireline caller ID service subscribers (in millions)	146.7	128.5	119.0
Wireline Color Ring Tone subscribers (in millions)	79.2	74.1	73.9

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.
(4)	Our mobile services related operating data only relate to the fourth quarter of 2008 in which we commenced offering such services.

Our Products and Services

Wireline Voice Services

The total number of wireline telephone subscribers decreased to 175.1 million as of December 31, 2010 from 188.6 million as of December 31, 2009. Among those subscribers we lost in 2010, 12.8 millions were PHS subscribers. As of December 31, 2010, we had 16.4 million PHS subscribers. Following the continual migration of PHS subscribers in recent years, the significance of the PHS services to our business has been significantly decreasing.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total local wireline usage decreased by approximately 21.6% from 320.6 billion pulses in 2009 to 251.4 billion pulses in 2010. Total domestic long distance wireline usage was 68,544 million minutes in 2010, representing a decrease of approximately 18.3% from 83,882 million minutes in 2009. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2010 was 1,207 million minutes, representing a decrease of approximately 1.1% from 1,221 million minutes in 2009.

The decrease in the number of wireline telephone subscribers and our wireline voice service usage was primarily attributable to the continuing decline in tariffs for mobile services and the increasing penetration of mobile voice and other alternative communications means, such as VoIP.

In order to mitigate the impact of the decreases of our wireline voice services usage and stabilize our revenue in the increasingly competitive market environment for our wireline voice services, we have taken initiatives to implement our full services strategy. In particular, we promoted the in-depth integration of our voice services with our mobile, broadband, value-added and integrated information services in order to meet the diverse needs of our customers and build their loyalty to our services. We also focus on building customer loyalty and maintaining customer value with enhanced marketing initiatives such as promotion of monthly plans for wireline voice services, promotions based on service usage and promotions of minute-sharing plans between wireline and mobile voice services. In addition, with the continuing migration of our PHS subscribers, the risks relating to our wireline voice services are expected to further decrease.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2010, our mobile services have experienced significant growth. In 2010, the number of subscribers of our mobile voice services increased by 34.4 million to 90.5 million as of December 31, 2010. The number of subscribers of our 3G services increased by 8.2 million to 12.3 million as of December 31, 2010, representing 13.6% of our mobile voice subscribers. The mobile voice usage increased to 295.9 billion minutes in 2010 from 155.4 billion minutes in 2009.

In 2010, we continued to maintain our “e surfing” brand as a leading 3G services brand in the industry, which in combination with our high-quality network, contributed to the significant growth of our mobile services. Taking the lead to invigorate the industry value chain, we launched a number of new star 3G smartphone models. In addition, we target the key market segments of office staff and students while strengthening the development and promotion of differentiated applications. With proliferating mobile Internet applications, we attempted to enrich users’ experience and stimulate data traffic.

Internet Access Services

Our Internet access services consist of wireline Internet access services, including dial-up and broadband services, and wireless Internet access services. Internet access services have become increasingly important in our revenue structure.

In 2010, we continued to strengthen our Internet access services. We upgraded the broadband speed to meet increasing customer needs for bandwidth and provide better customer experience. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. Moreover, we further promoted new broadband products such as wireless broadband services to integrate operations of our mobile services and Internet access services. As of December 31, 2010, we have established close to 0.1 million Wi-Fi hotspots in the PRC, where our customers can have Internet access.

The number of our wireline broadband subscribers increased by 18.7% from 53.5 million as of December 31, 2009 to 63.5 million as of December 31, 2010. The number of our wireless broadband subscribers increased to 7.6 million as of December 31, 2010 from 6.3 million as of December 31, 2009, primarily due to our industry leading “e-Surfing” brand and high-quality network.

In 2011, we will implement the project “Broadband China, Fiber Cities” to significantly expand coverage of our broadband networks. Under the “e-Surfing” brand name, we will implement differentiated segment strategies based on bandwidth and integrate stream-based applications such as video, gaming and entertainment with the basic access services to create more value through a wide range of applications

Value-added Services

Our value-added services comprise primarily wireline and mobile value-added services.

Our wireline value-added services include our wireline voice related services, such as caller ID services, Color Ring Tone services and short messaging services, or SMS. Color Ring Tone refers to a service where subscribers can customize the answer ring tone heard by the caller from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone. Our wireline value-added services also include wireline Internet related services, such as Internet data center, or IDC, services, IP-virtual private dial-up network, or IP-VPDN, services, and Internet protocol TV, or IPTV, services.

Our mobile value-added products primarily consist of mobile Color Ring Tong services, multimedia messaging services, or MMS, Mobile Global Mega-Eye services, as well as iMusic, 189 mailbox, e Live, ebook, e-Surfing Video, eStore, e Navi and egame services. Our broad portfolio of mobile Internet products and applications has gained wide market acceptance and contributed to the development of our mobile value-added services. The usage volumes of “iMusic,” “e-Surfing Video” and “eStore” increased significantly. For the government and enterprise market, industry-specific applications, such as government administration and supervision, transport and logistics, digital hospital and integrated e-surfing RFID, continue to gain market acceptance.

The usage volume of our wireless SMS increased by 118.8% from 15.1 billion messages in 2009 to 33.1 billion messages in 2010. The number of subscribers to our mobile Color Ring Tone services increased to 54.2 million as of December 31, 2010 from 32.6 million as of December 31, 2009. The number of subscribers to our wireline caller ID services was 119.0 million as of December 31, 2010, a decrease from 128.5 million as of December 31, 2009.

Integrated Information Application Services

Our integrated information application services consist of “Best Tone” services, IT services and IT application services as well as “V-Net” services. “Best Tone” service provides our customers with phone number storage, enquiry and call transfer services, as well as various information needed in daily life IT services and IT application services include information technology-based integrated solutions such as system integration, outsourcing, special advisory, information application, knowledge services and software development. “V-Net” services refer to products and applications, such as music, video, software and recharge of online game cards, provided through broadband access and operated on a nationwide basis.

In 2010, our integrated information application services continued to expand. Through promotion of integrated operation and differentiated services, our Best Tone service continued to expand at a rapid pace and entered the business application market.

Managed Data and Leased Line Services

Our managed data services primarily include services relating to our optic fiber and circuits, such as optic fiber and circuit leasing; virtual private network, or VPN, and bandwidth leasing. We offer managed data services as certain of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose to lease our circuits to form VPNs based on various technologies, and links their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to provide global communications services for multinational corporations.

In 2010, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales, rental, repairs and maintenance of equipment.

Our Customers and Brand Management

In 2010, we continued to promote our full-service brand names under our enterprise brand “China Telecom.” We continue to enhance our “e-Surfing” brand through providing contents for our “e-Surfing” 3G smartphones. Benefiting from the leading “e-Surfing” brand name, we also promoted the coordinated development of our other customer-based and service-based brands such as “BizNavigator,” “One Home” and “Best Tone.” As of the end of 2010, the number of subscribers of “BizNavigator” increased to approximately 4.99 million, or a 14.4% increase over 2009. Our “One Home” subscribers accounted for 44% of the total number of our residential users. Subscribers of our integrated mobile service packages, such as “BizNavigator” and “One Home,” accounted for 53% of the total number of our mobile subscribers.

Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “e-Surfing.”

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

Wireline Voice Services

For our local wireline telephone services, we charge a fixed monthly fee and usage fees based on call usage in terms of pulses. The tariffs are regulated by the PRC government. See “— Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item. In addition, we also charge installation fees for installing a telephone for our subscribers. We charge the installation fee based on the actual cost of the installation.

Currently, all domestic long distance wireline services using PSTN are charged at the unified rate with a discount rate during off-peak hours.

We offer international, Hong Kong, Macau and Taiwan long distance wireline services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and we follow those settlement arrangements and rates.

Mobile Voice Services

The tariffs for our CDMA mobile voice services are generally regulated by the State. Generally, we charge subscribers of our CDMA mobile voice services the following categories of tariffs: basic monthly fees, local usage charges, roaming charges and long- distance call charges.

With respect to international roaming of our mobile voice services, we settle roaming revenue with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators.

To accelerate the growth in our CDMA subscriber base, we offer CDMA handset promotion plans, providing discounts towards our customers’ CDMA handset purchase prices on the basis of their committed minimum amount of service fees. Our promotion plans are offered in a wide price range, to target users in different market groups.

Internet Access Services, Value-added Service and Integrated Information Application Services

Internet access services, value-added services and integrated information application services are classified as “market-based” for the purpose of tariff determination by relevant regulatory authorities.

We determine tariffs for these services according to market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

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

China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. Our interconnection arrangements with China Telecom Group and other telecommunications operators enable our subscribers to communicate with the subscribers of those operators and to make and receive local, domestic and international long distance calls. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in the PRC are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MIIT. See “— Regulatory and Related Matters—Interconnection” included elsewhere under this Item.

International Roaming

We provide both CDMA and GSM international roaming services to our subscribers, which allow them to access mobile telecommunications services and use voice, SMS and data services while they are physically outside of their registered service area but in the coverage areas of other mobile telecommunications networks in other countries and regions with which we or our GSM roaming sponsor have roaming arrangements.

As of December 31, 2010, subscribers of our CDMA mobile services using CDMA dual-mode UIM cards can roam on mobile networks through China Telecom Group’s international roaming agreements with more than 1,000 GSM operators in 258 countries and regions and 17 CDMA operators in 15 countries and regions, and subscribers of our CDMA mobile services using CDMA single-mode UIM cards can roam on 17 CDMA mobile networks through China Telecom Group’s international roaming agreements with CDMA operators in 15 countries and regions. A CDMA mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenue with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

Marketing, Sales, Distribution and Customer Services

Marketing Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide marketing and distribution network. We have devoted substantial efforts in advertisements to promote recognition of and loyalty to our products and services. In order to respond to market competition as well as attract and motivate customers to use our services, we have also grouped certain of our local voice, long distance voice and data services, differentiated price for one or more products and combined certain products into one integrated service plan to targeted customers to address their telecommunications needs.

In order to achieve the scaled development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we leveraged our strong customer marketing capability and implemented the marketing model of integrating industry-specific applications, integrated services and differentiated products. We seek to replicate the success of our key industry-specific applications and unique product offerings in order to secure high-value, long-term customers. For the general public market, we leveraged our capability to provide broadband services, 3G services and WiFi hotspots to our customers, implemented the marketing model of integrating smartphones, application store and mobile Internet, and enhanced the promotional efforts of our 3G services. We seek to expand Internet usage by our customers, stimulate data traffic and enhance customer value. We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to large enterprises, communities and rural areas; (ii) electronic-based service channel such as customer service hotlines and online service centers; (iii) business outlet channel, including self-owned and third-party business outlets; and (iv) mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores, collectively, the open channel. As part of our strategy to provide integrated services, we continue to enhance information sharing with respect to information relating to sales and distribution across the integrated sales and distribution channel network. In 2010, we made a breakthrough in open channel sales through cooperation with over-a-thousand well-known electronics chain stores. In 2010, we gained over 50% of our new mobile subscribers though open channel sales, and open channel handset sales exceeded 60% of our total handset sales.

In 2010, we significantly improved our handset sales to our customers. We leveraged on our significant increase in mobile subscribers to invigorate the handset value chain, and further stimulated the handset sales through subsidies to sales outlets and directly supplying our handsets to sales outlets. In 2010, we sold approximately 45 million CDMA handsets to our customers, including approximately 10 million EV-DO handsets. We offered more choices of handsets to our customers and continued to enhance the value to cost ratio of our handsets. As of December 31, 2010, we offered over 300 models of 3G handsets to our customers, including certain star 3G handsets priced around RMB1,000 per unit.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, customer relationship management system, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our value-added services.

Customer Service

We provide customer services through all channels on our integrated sales and distribution channel network. Our customer services typically include service inquiries, service applications, customers’ complaints, product and service promotions, service initiation and termination, payment reminder services and emergency services. Through establishing and implementing our customer full-service standard, we have significantly improved our basic customer services, such as service processing time, request responding time and providing service related and other information to customers through text messages.

Information Technology System

We employ our information technology, or IT, system to support our wireline voice services, mobile voice services and other services. In recent years, through continuous upgrading, our IT system has the capability to support our wireline, mobile and other services on an integrated basis and to support other services related operations such as account opening, billing and customer services.

Network System

Our network has extensive coverage and scale and employs a variety of advanced technologies and suitable architecture. It offers comprehensive functions and a reliable operation. In addition, it supports a comprehensive range of end-to-end telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our network system is managed and operated by our experienced network management and maintenance teams and is supported by our strong research and development capabilities. And in light of future advances in technology, we have formulated viable plans to migrate our network system efficiently to the next generation.

We lease CDMA network capacity from China Telecom Group and have the exclusive right to use and operate the CDMA network to provide our CDMA mobile services. We may evaluate in 2012 the potential acquisition of China Telecom Group’s CDMA network, which acquisition, if proposed by our Board of Directors, will be subject to the consideration and approval by our shareholders meeting pursuant to relevant regulatory requirements and corporate governance procedures.

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

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 22.7% of our total amount of annual purchases for 2010. Purchases from our largest supplier of telecommunications equipment accounted for approximately 10.1% of our total amount of annual purchases for 2010.

Competition

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

Since the PRC’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services will be subject to a limit of 49%. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2012, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreements.”

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

•

together with other relevant regulatory authorities, including the National Development and Reform Commission, formulating tariff standards and tariff charging mechanisms for telecommunications services;

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

Telecommunications Regulations

The PRC’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the then existing rules and policies for the telecommunications industry. The Telecommunications Regulations provide the primary regulatory framework for the PRC’s telecommunications industry in the interim period prior to the adoption of the telecommunications law.

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

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunications Business Operations, which became effective on April 10, 2009. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in the PRC.

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the MIIT, the National Development and Reform Commission, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers are permitted to set tariffs for certain services, provided the tariff levels are below the tariff ceilings set by the MIIT and the National Development and Reform Commission.

The PRC government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing fixed or guidance tariff rates, which should be attended by, among others, telecommunications operators and consumers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Telecommunications Industry in the PRC—Our revenues may be adversely affected by reductions in tariffs and other changes in tariff regulations mandated by the PRC government.”

Under the Telecommunications Regulations, cost is the primary basis for tariff setting. In addition, the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers’ ability to afford the services.

The MIIT has gradually liberalized the tariff level by allowing telecommunications providers to set tariffs below certain tariff ceilings and permitting them to group their products and services, which could essentially lower the actual price for certain products and services included in the tariff plans. Effective October 1, 2005, the MIIT and the National Development and Reform Commission set the tariff ceiling for local services, domestic long distance services, and international, Hong Kong, Macau and Taiwan long distance services. With respect to the tariffs for domestic and international long distance services, telecommunications service providers are required to file the tariffs with the MIIT and the National Development and Reform Commission for record purposes, and, at the local level, the relevant provincial communications administrations and price bureaus. With respect to the tariffs for local services, filings of the tariffs with the relevant provincial communications administrations and price bureaus for record purposes are required. With respect to service discounts plans, filings with the MIIT or, if service discounts plans are provided by the provincial subsidiaries of the telecommunications operator, with the relevant provincial communications administrations, are required. Currently, the MIIT allows tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks to be set by service providers. We expect that the tariff ceilings for the long distance services will decrease and the tariff ceilings for other services will remain stable. Following the telecommunications industry restructuring in 2008 and the formation of three telecommunications service providers each with full-service capabilities and competitive strength, it is expected that the MIIT will gradually liberalize the regulation on tariff setting.

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

(1) Mobile operator collects the cellular usage charge from its subscribers

(2) Mobile operator pays RMB0.06 per minute to wireline operator. For calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users) during the period from January 1, 2010 to December 31, 2011, mobile operator (China Mobile) pays RMB0.012 per minute to wireline operator

Wireline local operator	Mobile operator

(1) Wireline operator collects the usage charge from its subscribers

(2) No revenue sharing or settlement prior to June 1, 2010. Wireline operator pays RMB0.001 per minute to mobile operator after June 1, 2010

Wireline local operator A	Wireline local operator B

(1) operator A collects the usage charge from its subscribers

(2) In the case of local calls from operator A not using operator B’s local inter-district trunk circuit, operator A pays 50% of usage charge to operator B

(3) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A pays no more than RMB0.06 per minute to operator B

Mobile operator A	Mobile operator B

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. For calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users) during the period from January 1, 2010 to December 31, 2011, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B.

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

(1) operator C collects the IP long distance charges from its subscribers

(2) operator C pays RMB0.06 per minute to operator B on the terminating end

(3) No settlement between operator C and operator A on the originating end

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) operator A collects the tariff from its subscribers (2) operator A pays RMB0.03 per SMS to operator B

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) operator A collects the tariff from its subscribers (2) operator A pays RMB0.10 per MMS to operator B

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

In 2010, we paid approximately RMB101 million of usage fees for the telecommunications network numbers and approximately RMB73 million of frequency usage fees, respectively.

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

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the PRC government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in the PRC as transitional measures prior to the official implementation of a universal service obligation framework. Accordingly, China Telecom Group has initiated “Village to Village” projects. By the end of 2010, China Telecom Group had invested in the construction of network facilities in certain remote villages of 20 provinces and autonomous regions. We have been requested by China Telecom Group to operate and maintain such network facilities from 2006 onwards, and China Telecom Group will compensate us for all the related expenses. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

State-Owned Assets Supervision

Under the PRC Company Law, Interim Measures for the Supervision and Administration of State-Owned Assets of the Enterprises, and other administrative regulations, the SASAC, among others, supervises the preservation of the value of state-owned assets, guides the reform and restructuring of state-owned enterprises, and evaluates the performance of management executives of state-owned enterprises through legal procedures. Our controlling shareholder, China Telecom Group, is a wholly state-owned enterprise and subject to the SASAC’s supervision.

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 volunteer regions (cities) and enterprises for the first trial. Pursuant to the Trial Plan for Three-Network Convergence, the first phase of the trial will be implemented from June 2010 to July 2011. The second phase of the trial will last from September 2011 to December 2012, which will cover more locations. We are in the process of implementing the first phase of the trial in selected cities. The PRC government may promulgate new regulations or adjust relevant policies corresponding to the implementation of the three-network convergence policy in the future.

C.	Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

D.	Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007, March 31, 2008 and August 25, 2010, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Centralized Services Agreements.”

Properties

We conduct our business on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although the land and building titles to a majority of these properties have been registered in our name after they were acquired by us as part of our restructuring, land and building titles to the remaining properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge to, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Property Leasing Framework Agreement.”

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

We are the leading provider of wireline telecommunications services in our service regions in the PRC. Prior to our acquisition of Beijing Telecom, our service regions for wireline telecommunications services consisted of Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province. On March 31, 2008, we entered into an Acquisition Agreement with China Telecom Group to acquire the entire equity interest in its wholly owned subsidiary, Beijing Telecom, for the purpose of expanding our telecommunications business in Beijing Municipality.

Following our acquisition of China Telecom System Integration Co., Limited, China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation pursuant to an Equity Purchase Agreement we entered into with China Telecom Group on June 15, 2007, we began to offer leased line and related services in certain countries in the Asia Pacific region and North and South America.

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in the mainland PRC and Macau, which were previously operated by China Unicom.

In 2010, we leveraged our full-service capabilities to further enhance our integrated and differentiated development of operation of wireline, mobile and Internet access services, and continued to distinguish us from our competitors.

Financial Overview

Our operating revenue increased by 5.0%, from RMB209,370 million in 2009 to RMB219,864 million in 2010. The increase was mainly attributable to revenue growth from mobile voice services, Internet access services, value-added services and integrated information application services. Our total operating expenses increased by 4.9%, from RMB186,712 million in 2009 to RMB195,848 million in 2010. The increase in operating expenses was primarily due to increases in network operation and support expenses and personnel expenses to support the full services operation so as to ensure our sustainable and healthy development. Our operating income increased by 6.0%, from RMB22,658 million in 2009 to RMB24,016 million in 2010. The net income attributable to equity holders of the Company increased from RMB14,422 million in 2009 to RMB15,759 million in 2010.

The table below sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Revenue:
Wireline voice services(1)	96,258	51.6%	78,432	37.5%	62,498	28.4%
Mobile voice services(2)	3,955	2.1%	20,027	9.6%	28,906	13.1%
Internet access services(3)	40,727	21.8%	51,567	24.6%	63,985	29.1%
Value-added services(4)	16,253	8.7%	21,533	10.3%	22,571	10.3%
Integrated information application services(5)	10,803	5.8%	12,659	6.0%	15,519	7.1%
Managed data and leased line services(6)	10,231	5.5%	11,499	5.5%	12,389	5.6%
Other services(7)	6,280	3.4%	12,502	6.0%	13,499	6.1%
Upfront connection fees(8)	2,022	1.1%	1,151	0.5%	497	0.2%
Total operating revenue	186,529	100.0%	209,370	100.0%	219,864	100.0%

(1)	Represents the aggregate revenue from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(2)	Represents the aggregate revenue from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(3)	Represents revenue from broadband Internet access services.
(4)	Represents revenue from wireline value-added services, mobile value-added services and Internet value-added services, including caller ID services, SMS, ring tone services, Internet data center and IP-VPN services.
(5)	Represents revenue from integrated information application services, including voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(6)	Represents revenue from managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of our wireline telecommunications networks and equipment.
(7)	Represents revenue from sale, rental and repairs and maintenance of equipment.
(8)	Represents the amortized amount of the upfront fees received for initial activation of wireline services.

Our total operating revenue increased 5.0% from RMB209,370 million in 2009 to RMB219,864 million in 2010. Revenue from our mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other services increased while revenue from our wireline voice services decreased.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenue for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	53,880	28.9%	52,243	25.0%	51,656	23.6%
Network operations and support expenses(1)	36,096	19.4%	42,903	20.5%	47,288	21.5%
Selling, general and administrative expenses(1)	27,501	14.7%	40,507	19.3%	42,130	19.2%
Personnel expenses	28,946	15.5%	32,857	15.7%	35,529	16.2%
Other operating expenses	10,794	5.8%	17,449	8.3%	19,106	8.7%
Impairment loss on property, plant and equipment	24,167	13.0%	753	0.4%	139	0.1%
Total operating expenses	181,384	97.2%	186,712	89.2%	195,848	89.1%

(1)	Excluding related personnel expenses.

Our total operating expenses increased by 4.9% from RMB186,712 million in 2009 to RMB195,848 million in 2010. Our depreciation and amortization expenses and impairment loss on properties, plant and equipment decreased while our network operations and support expenses, selling, general and administrative expenses, personnel expenses and other operating expenses increased. As a percentage of total operating revenue, total operating expenses remained stable at 89.1% in 2010 and 89.2% in 2009.

The following table sets forth our operating revenue, operating expenses, operating income and net income attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenue, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)
Operating revenue	186,529	100.0%	209,370	100.0%	219,864	100.0%
Operating expenses	181,384	97.2%	186,712	89.2%	195,848	89.1%
Operating income	5,145	2.8%	22,658	10.8%	24,016	10.9%
Net income attributable to equity holders of the Company	884	0.5%	14,422	6.9%	15,759	7.2%
Net cash from operating activities	76,756	—	74,988	—	75,571	—

Our operating income increased by 6.0%, from RMB22,658 million in 2009 to RMB24,016 million in 2010. Our net income attributable to equity holders of the Company increased from RMB14,422 million in 2009 to RMB15,759 million in 2010.

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

Accounting for Long-lived Assets

Depreciation. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The following estimated useful lives are used for depreciation purposes. These estimated useful lives are based on our historical experience with similar assets and take into account anticipated technological changes.

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

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risk specific to the asset. The goodwill arising from a business combination, for the purposes of impairment testing, is allocated to cash generating units that are expected to benefit from the synergies of the combination.

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

For the year ended December 31, 2008, an impairment loss on property, plant, and equipment of RMB24,167 million was recognized, which primarily represented an impairment loss on PHS specific equipment of RMB23,954 million. The primary factor causing the impairment loss was lower revenue expected to be generated from this equipment following our acquisition of the CDMA Business in 2008. For the year ended December 31, 2009, an impairment loss on property, plant, and equipment of RMB753 million was primarily recognized on DDN specific equipment. This was mainly due to the decrease in customer demand for DDN services and its technology being gradually substituted by other technologies, resulting in a significant decrease in the revenue generated from DDN specific equipment. For the year ended December 31, 2010, an impairment on property, plant and equipment of RMB139 million was recognized on certain of our obsolete telecommunication equipment.

Revaluation. As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our incorporation and the acquisitions made in 2003 and 2004. In addition, in accordance with our accounting policy, our property, plant and equipment were also revalued in 2004 and 2007. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to the revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as of the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period as of December 31, 2010. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

Revenue Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront fees for activation of wireline services and wireline installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenue would change for future periods. There have been no changes to the estimated customer relationship period in any of the three years ended December 31, 2010.

Impairment Losses for Bad and Doubtful Debts

We estimate impairment losses for bad and doubtful debts resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

Amounts due from the provision of telecommunications services to residential and business customers are generally due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(RMB in millions)
At beginning of year	1,443	2,118	2,073
Acquisition of CDMA Business	491	—	—
Impairment losses for bad and doubtful debts	1,797	1,787	1,567
Accounts receivable written off	(1,613)	(1,832)	(1,616)

At end of year	2,118	2,073	2,024

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2010 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2010 and which we have not adopted:

Effective for accounting period beginning on or after
Amendments to IAS 32, “Financial Instruments: Presentation — Classification of Rights Issues”	February 1, 2010
IFRIC Interpretation 19, ‘‘Extinguishing Financial Liabilities with Equity Instruments’’	July 1, 2010
Amendment to IFRS 1, “First-time Adoption of International Financial Reporting Standards — Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters”	July 1, 2010
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
IAS 24 (revised), “Related party disclosures”	January 1, 2011
Amendments to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements”	January 1, 2011
Amendments to IFRS 7, Financial Instruments: Disclosures — Transfer of Financial Assets	July 1, 2011
Amendments to IAS 12, “Income Taxes — Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
IFRS 9, “Financial Instruments”	January 1, 2013

We have not early adopted any of the above amendments, new standards or new interpretations. We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that amendments to IAS 32, IFRIC Interpretation 19, amendment to IFRS 1 and amendments to IFRIC 14, IAS 19 are not applicable to any of our operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

A.	Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating Revenue

Our operating revenue grew by RMB10,494 million, or 5.0%, from RMB209,370 million in 2009 to RMB219,864 million in 2010. This increase was primarily driven by the revenue growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenue from wireline voice services.

Wireline Voice Services. Revenue from our wireline voice services decreased by 20.3%, from RMB78,432 million in 2009 to RMB62,498 million in 2010. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communication, such as VoIP, which continued to divert revenue from wireline voice services, as well as a decrease in revenue from our PHS services. Revenue from our wireline voice services accounted for 28.4% of our operating revenues in 2010, compared to 37.5% in 2009.

Mobile Voice Services. Revenue from our mobile voice services increased by 44.3%, from RMB20,027 million in 2009 to RMB28,906 million in 2010, representing 13.1% of our operating revenues in 2010, compare to 9.6% in 2009. This increase was primarily due to the rapid expansion of our mobile services subscriber base. The number of our mobile services subscribers increased to 90.5 million as of December 31, 2010, representing an increase of 61.4% from 56.1 million as of December 31, 2009.

Internet Access Services. Revenue from our Internet access services increased by 24.1% from RMB51,567 million in 2009 to RMB63,985 million in 2010, representing 29.1% of our operating revenues. This increase was primarily due to the continuing expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 63.5 million as of December 31, 2010, representing an increase of 10.0 million or, 18.7%, from 53.5 million as of December 31, 2009. The revenue attributable to mobile Internet access services in 2010 was RMB9,020 million, representing an increase of 139.9% from RMB3,760 million in 2009.

Value-Added Services. Revenue from our value-added services increased by 4.8% from RMB21,533 million in 2009 to RMB22,571 million in 2010, representing 10.3% of our operating revenues in 2010. This increase was primarily due to increased revenue from our mobile value-added services, partially offset by a decrease in revenue from wireline value-added services mainly as a result of our declining PHS services. The revenue attributable to mobile value-added services in 2010 was RMB7,858 million, compared to RMB5,602 million in 2009.

Integrated Information Application Services. Revenue from our integrated information application services increased by 22.6% from RMB12,659 million in 2009 to RMB15,519 million in 2010, representing 7.1% of our operating revenues in 2010. This increase was primarily due to the rapid development of our IT applications and services and “Best-tone” services. The revenue attributable to mobile integrated information application services in 2010 was RMB1,920 million, representing an increase of 216.3% from RMB607 million in 2009.

Managed Data and Leased Line Services. Revenue from our managed data and leased line services increased by 7.7%, from RMB11,499 million in 2009 to RMB12,389 million in 2010, representing 5.6% of our operating revenues in 2010. This increase was primarily due to the increasing revenue in leased circuits services, the IP-VPN services, and leased equipment for system integration and Mega-Eye services, driven by the increasing demand from customers for network resources and informatisation.

Other Services. Revenue from other services increased by 8.0%, from RMB12,502 million in 2009 to RMB13,499 million in 2010. The increase in revenue from other services was primarily due to the increase in sales of mobile terminal equipment and system integration equipment. The revenue attributable to other mobile services in 2010 was RMB6,231 million, representing an increase of 10.9% from RMB5,617 million in 2009.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized as revenue over a 10-year period. Due to a regulation change effective as of July 1, 2001 that abolished all surcharges in relation to telecommunications services, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount decreased by 56.8%, from RMB1,151 million in 2009 to RMB497 million in 2010. We expect the remaining upfront connection fee of RMB98 million to be fully amortized in 2011.

Operating Expenses

Total operating expenses increased by 4.9%, from RMB186,712 million in 2009 to RMB195,848 million in 2010. The total operating expenses included impairment losses on property, plant and equipment of RMB753 million and RMB139 million recognized in 2009 and 2010, respectively. The increase in operating expenses was primarily due to increased network operations and support expenses, selling, general and administrative, personnel expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 1.1%, from RMB52,243 million in 2009 to RMB51,656 million in 2010, mainly due to our continuous stringent control of capital expenditure in 2010. The depreciation and amortization expenses as a percentage of our operating revenue decreased from 25.0% in 2009 to 23.6% in 2010.

Network Operations and Support Expenses. Our network operations and support expenses increased by 10.2%, from RMB42,903 million in 2009 to RMB47,288 million in 2010, which was primarily attributable to the increased CDMA network capacity lease fees and the increased expenditure in network maintenance and our Transformation Business. Our CDMA network capacity lease fee increased by 58.9% from RMB8,383 million in 2009 to RMB13,320 million in 2010, corresponding to the increase in our mobile service revenue during that period.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 4.0% to RMB42,130 million in 2010 from RMB40,507 million in 2009. The increase was primarily due to the increased expenditure in marketing and in expanding distribution channels for our mobile services, partially offset by a decrease in general and administrative expenses due to our effective cost control.

Personnel Expenses. Personnel expenses increased by 8.1%, from RMB32,857 million in 2009 to RMB35,529 million in 2010. This increase was primarily attributable to the enhancement of our performance-based incentive schemes of the frontline employees

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB19,106 million in 2010, increased by 9.5% from RMB17,449 million in 2009, which was primarily attributable to an increase in expenses incurred in connection with the mobile interconnection settlement for mobile services. Our expenses incurred in mobile the interconnection settlement for mobile services were RMB5,821 million in 2010, representing an increase of 67.9% from RMB3,467 million in 2009, primarily due to the growth of our mobile services during that period.

Net Finance Costs

In 2010, our net finance costs decreased by 17.7% from RMB4,375 million in 2009 to RMB3,600 million in 2010. Our net interest expense decreased by 19.7%, or RMB929 million, from RMB4,724 million in 2009 to RMB3,795 million in 2010. The decreases were mainly due to our increased repayment of the bank loans and other loans in 2010.

The net exchange loss was RMB92 million in 2010, while the net exchange gain was RMB67 million in 2009, which was mainly due to the depreciation of RMB against the Japanese Yen in 2010. According to the exchange rates published by the People’s Bank of China on December 31, 2010, the exchange rate of Renminbi depreciated by 10.1% against the Japanese Yen from December 31, 2009.

Income Tax

In 2010, our income tax expense was RMB5,031 million with an effective tax rate of 24.1%. Our expected income tax expense at our statutory tax rate of 25% in 2010 would be RMB5,227 million. The difference between our effective tax rate and the statutory tax rate of 25% was primarily due to the exclusion of the upfront connection fees from taxable revenue and the preferential income tax rate of 22% or 15% applied to some of our branches located in special economic zones and in the western region of the PRC. See Note 24 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25%.

According to the New Tax Law and the Implementing Regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit,” as defined in the New Tax Law, has been revised to 25%. In addition, entities that are taxed at preferential rates are subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, such as some branches of ours, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, such as some branches of ours, remains at 15% in 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011.

Net Income Attributable to Equity Holders of the Company

As a result of foregoing, the net income attributable to equity holders of the Company was RMB 15,759 million in 2010, with a net margin of 7.2%, compared to net income attributable to equity holders of the Company of RMB14,422 million with a net margin of 6.9% in 2009.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating Revenue

Our operating revenue grew by RMB22,841 million, or 12.2%, from RMB186,529 million in 2008 to RMB209,370 million in 2009. This increase primarily reflected the revenue growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenue from wireline voice services.

Wireline Voice Services. Revenue from our wireline voice services decreased by 18.5%, from RMB96,258 million in 2008 to RMB78,432 million in 2009. The decrease in revenue from our wireline voice services was primarily due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP, which continued to divert revenue from wireline voice services, as well as the impact of the economic slowdown in the PRC as a result of the recent global financial crisis. Revenue from our wireline voice services accounted for 37.5% of our operating revenues in 2009, compared to 51.6% in 2008.

Mobile Voice Services. Revenue from our mobile voice services was RMB20,027 million in 2009, representing 9.6% of our operating revenue in 2009. In the fourth quarter of 2008, we started to provide mobile voice services after acquiring the CDMA Business from China Unicom and CUCL. Revenue from our mobile voice services was RMB20,027 million in 2009, compared to RMB3,955 million in 2008. Revenue from our mobile voice services accounted for 9.6% of our operating revenues in 2009, compared to 2.1% in 2008. Our mobile voice services have become one of the major drivers for the growth of our operating revenues since we began to implement our full-service integrated operation strategy.

Internet Access Services. Revenue from our Internet access services increased by 26.6% from RMB40,727 million in 2008 to RMB51,567 million in 2009, representing 24.6% of our operating revenue in 2009. The increase in revenue from our Internet access services was primarily due to the continued expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 53.5 million as of December 31, 2009, representing an increase of 9.2 million or 20.8% from 44.3 million as of December 31, 2008. The average revenue per user per month of wireline broadband subscribers in 2009 was RMB80.3, representing a decrease of RMB3.5 from RMB83.8 in 2008. The decrease was primarily due to the increased competition in the Internet access services market. The revenue attributable to mobile Internet access services in 2009 was RMB3,760 million.

Value-Added Services. Revenue from our value-added services increased by 32.5% from RMB16,253 million in 2008 to RMB21,533 million in 2009, representing 10.3% of our operating revenue in 2009. The increase in revenue from value-added services was primarily due to revenue from our mobile value-added services, and the rapid development of our Internet value-added services, such as IDC services. The revenue attributable to mobile value-added services in 2009 was RMB5,602 million.

Integrated Information Application Services. Revenue from our integrated information application services increased by 17.2% from RMB10,803 million in 2008 to RMB12,659 million in 2009, representing 6.0% of our operating revenue in 2009. The increase in revenue from our integrated information application services was primarily due to the rapid development of our IT service and IT application services, “Best-tone” services and “V-Net” services. The revenue attributable to mobile integrated information application services in 2009 was RMB607 million.

Managed Data and Leased Line Services. Revenue from our managed data and leased line services increased by 12.4%, from RMB10,231 million in 2008 to RMB11,499 million in 2009, representing 5.5% of our operating revenue in 2009. The increase was primarily due to increasing revenue growth in leased circuits services and the IP-VPN services, driven by the increasing demand for information and network resources.

Other Services. Revenue from other services increased by 99.1%, from RMB6,280 million in 2008 to RMB12,502 million in 2009. This increase was primarily due to revenue from sales of mobile terminal equipment. The revenue attributable to other mobile services in 2009 was RMB5,617 million.

Upfront Connection Fees. The amortized amount of upfront connection fee continued to decrease by 43.1%, from RMB2,022 million in 2008 to RMB1,151 million in 2009.

Operating Expenses

Total operating expenses increased by 2.9%, from RMB181,384 million in 2008 to RMB186,712 million in 2009. The total operating expenses included impairment losses on property, plant, and equipment of RMB24,167 million and RMB753 million recognized in 2008 and 2009, respectively. The increase in operating expenses was primarily due to significant expenditure in promoting our mobile services and increased expenditure in promoting our Transformation Business.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 3.0%, from RMB53,880 million in 2008 to RMB52,243 million in 2009, mainly due to the impairment loss on our PHS specific equipment in 2008 and our reduced capital expenditure in 2009. The depreciation and amortization expenses as a percentage of our operating revenue decreased from 28.9% in 2008 to 25.0% in 2009.

Network Operations and Support Expenses. Our network operations and support expenses increased by 18.9%, from RMB36,096 million in 2008 to RMB42,903 million in 2009, which was primarily attributable to the CDMA network capacity lease fee and the increased expenditure in our Internet access services, value added services and integrated information application services. Our CDMA network capacity lease fee increased by 4.6 times from RMB1,504 million in 2008 to RMB8,383 million in 2009, corresponding to the increase in the revenue from our mobile services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 47.3% to RMB40,507 million in 2009 from RMB27,501 million in 2008. The increase was primarily due to the increased expenditure in our mobile services. This increase was primarily due to the fact that we commenced offering mobile services in October 2008 and thus such expenses in 2008 reflected only those in relation to the mobile services incurred from October through December 2008, while such expenses in 2009 reflected those in relation to the mobile services incurred throughout the full year 2009. In addition, in order to develop the mobile services, the related selling expenses, consisting mainly of expenses relating to handset subsidies and the development of sales channels, increased in 2009. In light of market competition, we expect that the expansion of mobile services will require continuous spending on promotions and other marketing efforts, which may cause our overall selling, general and administrative expenses to further increase in absolute amount in future periods. However, we intend to proactively control the relevant expenditures taking into account of our overall growth.

Personnel Expenses. Personnel expenses increased by 13.5%, from RMB28,946 million in 2008 to RMB32,857 million in 2009. This increase was primarily attributable to the inclusion of personnel expenses of employees transferred from CUCL and Unicom Huasheng in connection with our acquisition of the CDMA Business for the full year of 2009 (while the corresponding figure of 2008 representing the expenses that occurred during the fourth quarter only) and recruitment of professional personnel for our mobile services, IP, IT and information operations, as driven by our development strategy as a full-service telecommunications service provider.

Impairment Loss of Property, Plant and Equipment. Our impairment loss of property, plant and equipment was RMB753 million in 2009, which primarily consisted of an impairment loss for our DDN specific equipment. The primary factor resulting in the impairment loss for our DDN specific equipment was due to lower revenue expected to be generated from this equipment as a result of the reduced customer demand for our DDN services and the DDN technology being gradually obsolete. In 2008, we recognized an impairment loss of property, plant and equipment of RMB24,167 million, which primarily consisted of an impairment for our PHS specific equipment of RMB23,954 million.

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB17,449 million in 2009, increased by 61.7% from RMB10,794 million in 2008, which was primarily attributable to an increase in expenses incurred in connection with the mobile interconnection settlement for mobile services and an increase in expenses for sales of mobile terminal equipment. Our expenses incurred in mobile interconnection settlement for mobile services and expenses for sales of mobile terminal equipment were RMB3,467 million and RMB4,980 million, respectively, in 2009.

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

The exchange income was RMB67 million in 2009, while the exchange loss was RMB170 million in 2008, which was mainly due to the appreciation of RMB against the Japanese Yen in 2009. According to the exchange rates published by the People’s Bank of China on December 31, 2009, the exchange rate of Renminbi appreciated by 2.5% against the Japanese Yen from December 31, 2008.

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

Net Income Attributable to Equity Holders of the Company

As a result of the forgoing, the net income attributable to equity holders of the Company was RMB14,422 million in 2009, with a net margin of 6.9%, compared to net income attributable to equity holders of the Company of RMB884 million with a net margin of 0.5% in 2008.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(RMB in millions)
Net cash generated from operating activities	76,756	74,988	75,571
Net cash used in investing activities	(75,819)	(43,255)	(45,734)
Net cash generated from/(used in) financing activities	5,585	(24,793)	(38,771)

Increase/(decrease) in cash and cash equivalents	6,522	6,940	(8,934)

Cash and cash equivalents decreased by 25.8%, from RMB34,804 million as of December 31, 2009, of which 94.7% was denominated in RMB to RMB25,824 million as of December 31, 2010, of which 91.2% was denominated in RMB. Our net cash outflow was RMB8,934 million in 2010, as compared with a net cash inflow of RMB6,940 million in 2009.

Our principal source of liquidity is cash generated from operating activities, which was RMB75,571 million in 2010, an increase of RMB583 million from RMB74,988 million in 2009.

Net cash used in investing activities increased by RMB2,479 million from RMB43,255 million in 2009 to RMB45,734 million in 2010 primarily as a result of increased capital expenditure in 2010, which were partially offset by increased proceeds from disposal of property, plant and equipment.

Net cash used in financing activities was RMB38,771 million in 2010 compared to RMB24,793 million net cash used in financing activities in 2009. This increase in cash outflow was primarily due to our increased repayment of bank loans and other loans in 2010.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB71,678 million as of December 31, 2010, compared to a deficit of RMB82,545 million as of December 31, 2009. The deficit decrease was mainly attributable to the increased operating revenues of RMB10,494 million.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2011. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2010, we had available credit facilities of RMB98,576 million from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2008	2009	2010
	(RMB in millions)
Short-term debt	83,448	51,650	20,675
Current portion of long-term debt	565	1,487	10,352
Current portion of finance lease obligations	22	18	—
Long-term debt, excluding current portion	39,226	52,768	42,549
Finance lease obligations, excluding current portion	18	—	—

Total debt	123,279	105,923	73,576

Our short-term debt constituted 28.1% of our total debt as of December 31, 2010. The weighted average interest rate of our short-term debt was 4.3% as of December 31, 2010, representing an increase of 0.3 percentage points from that as of December 31, 2009.

Our total debt decreased by RMB32,347 million from RMB105,923 million as of December 31, 2009 to RMB73,576 million as of December 31, 2010, primarily due to our repayment of a portion of bank loans and other debts. Our debt-to-asset ratio (total debt divided by total assets) decreased from 24.8% in 2009 to 18.1% in 2010. We believe that our Company has maintained a solid capital structure.

Our long-term debt (including current portion) decreased from RMB54,255 million as of December 31, 2009 to RMB52,901 million as of December 31, 2010. In addition, our short-term debt decreased from RMB51,650 million as of December 31, 2009 to RMB20,675 million as of December 31, 2010.

Of our total debt as of December 31, 2010, 96.0%, 2.2%, 1.0% and 0.8% were denominated in Renminbi, Japanese Yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2010 may differ from the amounts indicated below.

	Year Ended December 31,
	2009	2010	2011 (Planned)
	(RMB in millions)
Total capital expenditure	38,042	43,037	50,000

In 2010, we accelerated the development of broadband services and increased investment in optic fiber upgrade and broadband access capabilities. In the meantime, we continued to improve our capital expenditure structure and significantly reduced the capital expenditure in connection with traditional fixed line voice business. In 2010, our capital expenditure was RMB43,037 million, an increase of 13.1% from RMB38,042 million in 2009.

Our capital expenditure for 2011 is projected to be approximately RMB50.0 billion, a portion of which will be invested in the project “Broadband China, Fiber Cities,” through which we seek to upgrade bandwidth access capacity of our broadband network across cities nationwide.

Capital Resources

The main sources of our capital expenditure are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in the future.

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

As of December 31, 2010, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2010:

	Payable in
	Total	2011	2012	2013	2014	2015	After 2015
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	20,675	20,675	—	—	—	—	—
Long-term debt	52,901	10,352	11,518	10,015	20,040	92	884
Interest payable	6,908	2,699	1,743	1,420	982	8	56
Operating lease commitments	27,180	13,525	11,531	577	439	412	696
Capital commitments	5,124	5,124	—	—	—	—	—
Total contractual obligations	112,788	52,375	24,792	12,012	21,461	512	1,636

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our Directors must be elected by our shareholders at a general meeting. Our Directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 9, 2008, election of new members and re-election of current members of the Board of Directors was conducted which resulted in the third session of the Board of Directors, consisting of 14 Directors with eight executive Directors, one non- executive director, and five independent non-executive Directors, each having a period of office of three years.

The following table sets forth certain information concerning our Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Wang Xiaochu	53	Chairman of the Board of Directors and Chief Executive Officer
Shang Bing	55	Executive Director, President and Chief Operating Officer
Wu Andi	56	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	55	Executive Director and Executive Vice President
Zhang Chenshuang	59	Executive Director and Executive Vice President
Li Ping	57	Executive Vice President
Yang Xiaowei	47	Executive Director and Executive Vice President
Yang Jie	49	Executive Director and Executive Vice President
Sun Kangmin	54	Executive Director and Executive Vice President
Li Jinming	59	Non-executive Director
Wu Jichuan	73	Independent Non-executive Director
Qin Xiao	63	Independent Non-executive Director
Tse Hau Yin, Aloysius	63	Independent Non-executive Director
Cha May Lung, Laura	61	Independent Non-executive Director
Xu Erming	61	Independent Non-executive Director
Yung Shun Loy, Jacky	48	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Yang Jianqing	51	Financial Controller

Wang Xiaochu, age 53, is Chairman of the Board of Directors and Chief Executive Officer of our Company. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang Province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Group, and Chairman and Non-Executive Director of China Communications Services Corporation Limited. He is also President of China Telecommunications Corporation and the Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications, or the MPT, Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Shang Bing, age 55, is an Executive Director, President and Chief Operating Officer of our Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang also served as Deputy General Manager and General Manager of China United Telecommunications Corporation Liaoning Branch, Vice President, Director and President of China United Telecommunications Corporation and as Executive Director and President of China Unicom Limited. In addition, Mr. Shang served as Director and President of China United Telecommunications Corporation Limited and CUCL. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and the telecommunications industry in the PRC.

Wu Andi, age 56, is an Executive Director, Executive Vice President and Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor’s degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Madam Wu studied in the master of business administration program at the Guanghua School of Management, Peking University from 2002 to 2003 and received an executive master of business administration degree. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Ms. Wu has 29 years of economic and financial management experience in the telecommunications industry in the PRC.

Zhang Jiping, age 55, is an Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree of business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunications Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has 29 years of experience in network operation and management in the telecommunications industry in the PRC.

Zhang Chenshuang, age 59, is an Executive Director and Executive Vice President of our Company. Mr. Zhang is a senior economist. Mr. Zhang graduated from the Party School of the PRC Communist Party and received an MBA degree from Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Group, Director of China Mobile Communication Co., Ltd., Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the MPT. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has over 31 years of experience in the telecommunications industry.

Li Ping, age 57, is an Executive Vice President of our Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of our Company, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also a Vice President of China Telecommunications Corporation, and Chairman of the Board of Directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 35 years of operational and managerial experience in the telecommunications industry in the PRC.

Yang Xiaowei, age 47, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the China United Telecommunications Corporation, Vice President of the China United Telecommunications Corporation, Director of China United Telecommunications Corporation and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of CUCL and Chairman of Unicom Huasheng. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Yang Jie, age 49, is an Executive Director and Executive Vice President of our Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 27 years of operational and managerial experience in the PRC telecommunications industry.

Sun Kangmin, age 54, is an Executive Director and Executive Vice President of our Company. He is a senior engineer. He holds an MBA degree from the University of Hong Kong. Mr. Sun served as the Department Head of the Information Industry Department of Sichuan Province, Director General of the Communications Bureau of Sichuan Province, and Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecom Group. Mr. Sun has 27 years of operational and managerial experience in the telecommunications industry in the PRC.

Li Jinming, age 59, is a Non-Executive Director of our Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate program of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Wu Jichuan, age 73, is an Independent Non-Executive Director of our Company. He is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the MPT, Deputy Director of the PRC Committee of the Radio Management, Deputy Head of the Informatization Leading Group of the State Council, Minister of the MII, a member of the Eighth & Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the National People’s Congress.

Qin Xiao, age 63, is an Independent Non-Executive Director of our Company. He has a Ph.D. in economics from University of Cambridge. He is an Independent Non-Executive Director of HKR International Limited, AIA Group Limited and China World Trade Center Company Limited. The Board of Directors of our Company has determined that Mr. Qin’s service on these other audit committees does not impair his ability to effectively serve on the Company’s audit committee. Mr. Qin is a member of the Eleventh Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, and a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. He served as Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation, and Chairman of CITIC Industrial Bank. Mr. Qin was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, Mr. Qin also served as Chairman of APEC Business Advisory Council for the year 2001. In addition, Mr. Qin is the author of several papers and books in the fields of economics and management.

Tse Hau Yin, Aloysius, age 63, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. The Board of Directors of our Company has determined that Mr. Tse’s service on these other audit committees does not impair his ability to effectively serve on the Company’s audit committee. Mr. Tse was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants. Mr. Tse is a past president and the current Chairman of the Audit Committee of the Hong Kong Institute of Certified Public Accountants. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 61, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the Eleventh National People’s Congress of the PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference Shanghai Committee, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, and a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is also an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She is Vice-Chair of the Banking & Capital Markets Industry Agenda Council 2010 of the World Economic Forum and a member of the Yale School of Management Board of Advisors. Mrs. Cha served as Vice Chairman of the China Securities Regulatory Commission from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University in 1982.

Xu Erming, age 61, is an Independent Non-Executive Director of our Company. He is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Power Equipment Company Limited. Professor Xu has conducted research in the areas of strategic management, organizational theories, international management and education management. He has completed numerous research projects sponsored by the PRC National Natural Science Foundation, the PRC National Social Science Foundation and other institutions in the PRC. Professor Xu’s publications include Business Strategic Management, Introduction to International Business Management and Empirical Research of Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies. Professor Xu is also a columnist of the Economic Daily. In addition, Professor Xu was granted both the first prize for Excellence in Higher Educational Publication and the second prize for the National Teaching Award by the Ministry of Education. He previously lectured at the State University of New York at Buffalo, Pennsylvania State University at Scranton, the University of Technology in Sydney, the Kyushu University in Japan and Hong Kong Polytechnic University.

Yung Shun Loy, Jacky, age 48, is the Assistant Chief Financial Officer, Qualified Accountant and Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor’s degree in laws and a bachelor’s degree in social sciences. Mr. Yung has over 20 years of experience in auditing, and acting as a company secretary and senior financial management member of listed companies.

Yang Jianqing, age 51, has been the financial controller of our Company since October 28, 2010. Mr. Yang is a senior engineer and a visiting professor of Nanjing University of Posts and Telecommunications. He received a bachelor’s degree in carrier wave communication from Beijing University of Posts and Telecommunications and an MBA degree from the University of Hong Kong. Mr. Yang served as Director General of the Xining Telecommunications Bureau in Qinghai Province, Deputy General Manager and General Manager of Qinghai Telecommunications Company and General Manager of Gansu Telecommunications Company. He is also the Managing Director of the Finance Department of China Telecom Group and was awarded the “Ministry of Posts and Telecommunications – Young management professional with outstanding contribution.” Mr. Yang has 29 years of experience in the telecommunications industry in the PRC.

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

The following table sets forth certain information concerning our supervisors:

Name	Age	Position
Miao Jianhua	59	Chairman of the Supervisory Committee
Zhu Lihao	70	Independent Supervisor
Ma Yuzhu	57	Supervisor (Employee Representative)
Xu Cailiao	47	Supervisor
Han Fang	38	Supervisor

Miao Jianhua, age 59, is Chairman of the Supervisory Committee of our Company. He is the head of the Discipline Inspection Division of China Telecom Group. Mr. Miao obtained a master’s degree in management from Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as a Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the Chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited and Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Zhu Lihao, age 70, is an independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of the PRC, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Ma Yuzhu, age 57, is an Employee Representative Supervisor of the Supervisory Committee of our Company, and Managing Director of the Corporate Culture Department of the Company. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a master’s degree in International Business Administration in 2001. Mr. Ma served as Director General in China International Telecommunications Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

Xu Cailiao, age 47, is a Supervisor of the Supervisory Committee of our Company. He is a Director of the Corporate Strategic Department of our Company. He graduated from the Law School of Peking University with a master’s degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practice PRC law in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Han Fang, age 38, is a Supervisor of the Supervisory Committee of our Company. Ms. Han is a Director of the Audit Department of our Company. Ms. Han graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in engineering management in 1995. She obtained a master’s degree in business administration from the Norwegian School of Management in 2007. She worked in finance-related areas when serving in the China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecom Group. Ms. Han is an international internal auditor, a qualified accountant in the PRC and a senior accountant and has 16 years of finance and audit experience.

B.	Compensation

Compensation of Directors and Supervisors

Our Directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our Directors and supervisors. The aggregate amount of compensation we paid to our Directors and supervisors as a group for the year ended December 31, 2010 was approximately RMB18.3 million. The following table sets forth the compensation received or receivable by our Company’s Directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands	RMB thousands
2010
Executive Directors
Wang Xiaochu	—	340	1,083	1,414	73	2,910
Shang Bing	—	340	692	—	73	1,105
Wu Andi	—	289	920	352	63	1,624
Zhang Jiping	—	289	920	352	63	1,624
Zhang Chenshuang	—	289	773	—	63	1,125
Yang Xiaowei	—	289	588	—	62	939
Yang Jie	—	289	920	1,131	61	2,401
Sun Kangmin	—	289	920	1,131	62	2,402

Non-executive Directors
Li Jinming	—	—	—	—	—	—

Independent non-executive Directors
Wu Jichuan	150	—	—	—	—	150
Qin Xiao	150	—	—	—	—	150
Tse Hau Yin	426	—	—	—	—	426
Cha May Lung	170	—	—	—	—	170
Xu Erming	150	—	—	—	—	150

Supervisors
Miao Jianhua	—	289	589	—	63	941
Ma Yuzhu	—	166	415	294	61	936
Xu Cailiao	—	93	289	162	48	592
Han Fang	—	91	286	162	47	586

Independent supervisor
Zhu Lihao	75	—	—	—	—	75
Total	1,121	3,053	8,395	4,998	739	18,306

Discretionary Bonuses for Executive Directors

Compensation of our executive Directors is determined pursuant to our director compensation plan thereof approved and adopted in 2008 by the Board of Directors and the Remuneration Committee. Under the director compensation plan, executive Directors receive discretionary bonuses subject to achievement of certain performance targets. The amounts of discretionary bonuses are reviewed and determined annually, with reference to certain financial indicators of the preceding year. Independent Directors and non-executive Directors do not receive any discretionary bonus.

Discretionary Bonuses for Employee Supervisors

All of our supervisors other than the independent supervisor are also our employees. Such employee supervisors are entitled to receiving discretionary bonuses under our compensation policies that are generally applicable to all employees. The amounts of such discretionary bonuses are determined with reference to the performance of the department in which an employee serves as well as his or her individual performance. The amounts of discretionary bonuses are reviewed and determined annually, based on the review of performance in the preceding year. The independent supervisor does not receive any discretionary bonus from our Company.

Stock Appreciation Rights

We implemented a plan of stock appreciation rights for members of our senior management in order to provide further incentives for these employees. The plan, effective from November 15, 2002, is designed to link the financial interests of our senior management with our future results of operations and the performance of our H shares. The number of stock appreciation right units granted to a person may also be adjusted in accordance with the result of his or her performance evaluation. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of our Company’s H shares at the date of exercise based on the applicable exchange rate between Renminbi and Hong Kong dollar at the date of the exercise.

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

During the years ended December 31, 2008, 2009 and 2010, 346 million, 0.2 million and 483 million stock appreciation right units were exercised, respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2008, a reversal of compensation expense in the amount of RMB148 million was recognized in respect of stock appreciation rights as a result of a decline in the share price of the Company. For the year ended December 31, 2009, compensation expense recognized in respect of stock appreciation rights was RMB56 million. For the year ended December 31, 2010, compensation expense recognized in respect of stock appreciation rights was RMB592 million.

C.	Board Practices

General

Pursuant to our Articles of Association, our Directors must be elected by our shareholders at a general meeting. Our Directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On September 9, 2008, election of new members and re-election of current members of the Board of Directors were conducted and this election generated the third session of the Board of Directors consisting of 14 Directors with eight executive Directors, one non-executive director, and five independent non-executive Directors, each having a period of office of three years. The period of this office ends on the day of our annual general meeting in 2011, upon which the fourth session of the Board of Directors will be elected. None of the service contracts with our Directors provide benefits to them upon termination.

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members; Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xu Erming. They are all independent non-executive Directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005 and was further revised by our Board of Directors in March 2009, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification, independence and appointment of independent auditors, and approval services provided by the independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective internal control system including the adequacy of resources and qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company as well as the adequacy of the staff’s training programs. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2010, the Audit Committee held five meetings, at which it considered matters within its responsibilities, including our Company’s financial statements, assessment of the qualifications, independence and performance of independent auditors and appointment of independent auditors, effectiveness of internal control, internal audit and related party transactions. The Audit Committee received quarterly reports in relation to the internal audit and related party transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and attestation report, followed up with the recommendations proposed by our independent auditors, reviewed the annual report, and communicated independently with the auditors.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of four members, Mr. Xu Erming, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Tse Hau Yin, Aloysius, all of whom are independent non-executive Directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board of Directors in March 2005, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, making recommendations to the Board of Directors on our overall remuneration policies and structure relating to compensation of Directors and senior management, determining the specific remuneration packages of all executive Directors and senior management and reviewing and approving performance-based compensation.

The Remuneration Committee held no meeting in 2010.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Wu Jichuan, Mr. Tse Hau Yin, Aloysius, Ms. Cha May Lung, Laura and Mr. Xu Erming, all of whom are independent non-executive Directors. The Nomination Committee is accountable to the Board of Directors and regularly reports to it on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board of Directors in September 2005, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive Directors; and making recommendations to the board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors, in particular, for the chairman and chief executive officer.

The Nomination Committee held no meeting in 2010.

Independent Director Committee

The Independent Director Committee consists of all independent non-executive Directors. Meetings of the Independent Director Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchanges.

The Independent Director Committee held one meeting in 2010, at which it reviewed and approved the renewal of the CDMA Network Capacity Lease Agreement and related annual caps, confirming that this related-party transaction is in the interests of the Company and is fair and reasonable to the independent shareholders. The committee also submitted recommendations on this matter to independent shareholders.

D.	Employees

General

As of December 31, 2010, we had 312,322 employees. The table below sets forth the number of our employees according to their functions as of December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	49,441	15.7	50,206	16.1	49,124	15.7
Sales and marketing	161,547	51.4	160,780	51.4	161,569	51.8
Operations and maintenance	101,956	32.4	99,904	32.0	99,704	31.9
Other	1,597	0.5	1,630	0.5	1925	0.6
Total	314,541	100.0	312,520	100.0	312,322	100.0

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance-based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for managerial staff and senior engineers). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2010, our Assistant Chief Financial Officer, Qualified Accountant and Company Secretary, Mr. Yung Shun Loy, Jacky held 156,000 H shares, representing 0.00112% of the total number of H shares and 0.00019% of the total number of all outstanding shares in our Company.

Apart from those disclosed herein, as of December 31, 2010, none of our Directors, supervisors or other senior managers is a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 15, 2011 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned		Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317		85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653		8.37%	6.94%
H shares	JPMorgan Chase & Co.	2,629,804,821	(1)	18.95%	3.25%
H shares	RFS Holdings B.V.	2,087,518,664	(2)	15.04%	2.58%
H shares	Commonwealth Bank of Australia	1,526,032,000		11.00%	1.90%
H shares	Capital Research and Management Company	1,234,715,000		8.90%	1.53%
H shares	BlackRock, Inc.	1,068,610,782	(3)	7.70%	1.32%
H shares	Templeton Investment Counsel, LLC	693,347,861		5.0%	0.86%

(1)	Includes (i) 1,368,005,724 shares held by JPMorgan Chase & Co. in long position, or Long Position, as defined under the Securities and Futures Ordinance of Hong Kong, or the SFO, representing 9.86% of the total number of H shares and 1.69% of the total number of all outstanding shares; (ii) 45,861,500 shares held by JPMorgan Chase & Co. in short position, or Short Position, as defined under the SFO, representing 0.33% of the total number of H shares and 0.06% of the total number of all outstanding shares; and (iii) 1,215,937,597 shares held by JPMorgan Chase & Co. as a lending agent on behalf of its clients in a lending pool as defined under the SFO, representing 8.76% of the total number of H shares and 1.50% of the total number of all outstanding shares.
(2)	Includes (i) 907,191,530 shares held by RFS Holdings B.V. in Long Position, representing 6.54% of the total number of H shares and 1.12% of the total number of all outstanding shares, and (ii) 1,180,327,134 shares held by RFS Holdings B.V. in Short Position, representing 8.51% of the total number of H shares and 1.46% of the total number of all outstanding shares.
(3)	Includes (i) 1,032,492,523 shares held by BlackRock, Inc. in Long Position, representing 7.44% of the total number of H Shares and 1.28% of the total number of all outstanding shares, and (ii) 36,118,259 shares held by BlackRock, Inc. in Short Position, representing 0.26% of the total number of H Shares and 0.04% of the total number of all outstanding shares.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 270 Park Avenue, New York 10017, USA. RFS Holdings B.V. is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, the Netherlands. Commonwealth Bank of Australia is located at Ground Floor, Tower 1, 201 Sussex Street, Sydney NSW, Australia. Capital Research and Management Company is located at 333 South Hope Street, 55th Floor, Los Angeles, CA 90071. BlackRock, Inc. is located at 40 East 52nd Street, New York, 10022 USA. Templeton Investment Counsel, LLC is located at 500 East Broward Boulevard, Fort Lauderdale, FL 33394-3091.

Based solely on information contained in an Amendment No. 3 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the U.S. Securities Exchange Commission, or SEC, on February 3, 2011 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,311,479,470 H shares of our Company, or the FRI Shares, representing approximately 9.5% of the total number of our H shares outstanding as of December 31, 2010, were beneficially owned either by investment companies that were direct or indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr., owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, CA 94403-1906, USA. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 3, 2011.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 25, 2011, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

In connection with our restructuring in 2001, our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, and our acquisition of the CDMA Business in 2008, we have entered into various agreements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, CDMA network capacity leasing and other services.

Our independent non-executive Directors have confirmed that all connected transactions for the year ended December 31, 2010 to which our Company was a party:

•	had been entered into, and the agreements governing those transactions were entered into, by our Company in the ordinary and usual course of business;

•	had been entered into either:

•	on normal commercial terms; or

•

where there was no available comparison to determine whether they are on normal commercial terms or on terms no less favorable than those available to or from independent third parties, as applicable; and

•	had been entered into on terms that are fair and reasonable so far as the overall interest of the independent shareholders of our Company are concerned.

The details of the related party arrangements are described below.

Arrangements Relating to the Acquisitions

Indemnification

In connection with the acquisition of telecommunications assets from China Telecom Group by our Company, under the Sale and Purchase Agreement, dated October 26, 2003, between our Company and China Telecommunications Corporation, China Telecom Group has undertaken to indemnify Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited for any loss or damages suffered by those companies as a result of, or related to, the reorganization of those companies under which China Telecom Group transferred to those companies the telecommunications operations of China Telecom Group in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province, and for any loss or damages suffered by those companies in connection with events preceding such reorganization.

In connection with the acquisition of telecommunications assets from China Telecom Group by our Company, under the Conditional Sale and Purchase Agreement, dated April 13, 2004, between our Company and China Telecommunications Corporation, China Telecom Group has undertaken to indemnify us and keep us indemnified against any loss or liability suffered by us or any acquired company including, but not limited to, any diminution in the value of the assets of or shares in any acquired company, any payment made or required to be made by us or any acquired company and any costs and expenses incurred as a result of or in connection with any claim falling on any acquired company resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date of the acquisition or any event on or before the date of the acquisition whether alone or in conjunction with other circumstances and whether or not such taxation is chargeable against or attributable to any other person, firm or company.

Ongoing Related Party Transactions between Us and China Telecom Group

Centralized Services Agreement

Pursuant to the Centralized Services Agreement entered into by us and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements, centralized services include management and operational services provided by our Company to China Telecommunications Corporation in relation to key corporate customers, the business support center and the network management center. Centralized services also include services provided by China Telecommunications Corporation to us in relation to certain premises of China Telecommunications Corporation, and the use of international telecommunications facilities by both parties. The aggregate costs incurred by China Telecommunications Corporation and us for the provision of management and operational services will be apportioned on a pro rata basis between China Telecommunications Corporation and us according to the revenues generated by each party.

We will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the area actually allocated to us when we use any premises provided by China Telecommunications Corporation. The premises usage fees shall be determined through negotiation between the parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services provided by such third parties, such as restoration maintenance, the annual utilization fee and related service cost shall be determined on a pro rata basis according to the actual utilization each year. When both parties use the international telecommunications facilities provided by China Telecommunications Corporation, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan, originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan, originating from both parties. The utilization fee shall be determined through negotiation between the parties based on market rates.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Centralized Services Agreement, pursuant to which the Interconnection Settlement Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, the net transaction amount in respect of the Centralized Services Agreement was RMB466 million.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement entered into by us and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements, the telephone operator with respect to a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the MIIT from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from us to China Telecommunications Corporation. The formula for settlement is based on the net volume of telephone calls originated from or made to each other multiplied by the standard settlement fees stipulated by the MIIT.

Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Tibet Autonomous Region have been covered as settlement regions.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Interconnection Settlement Agreement, pursuant to which the Interconnection Settlement Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation. In addition, we and China Telecommunications Corporation have agreed in the supplemental agreement that interconnection charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new, rules or regulations in respect of interconnection charges, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

For the year ended December 31, 2010, the net settlement payment made by us to China Telecommunications Corporation pursuant to the Interconnection Settlement Agreement was RMB516 million.

Property Leasing Framework Agreement

Pursuant to the Property Leasing Framework Agreement entered into by us and China Telecommunications Corporation on August 30, 2006, we lease properties from China Telecommunications Corporation and/or its associates for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, we also lease certain properties to China Telecommunications Corporation and/or its associates. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities. The rent is subject to review every three years.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Property Leasing Framework Agreement, pursuant to which the Property Leasing Framework Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, our expenditure on rental charges was RMB370 million. For the same period, the rental income derived from the subsidiaries of China Telecommunications Corporation was RMB43 million.

IT Services Framework Agreement

Pursuant to the IT Services Framework Agreement entered into by us and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements, each of us and China Telecommunications Corporation and/or its associates may participate in the bidding for the right to provide the other party with certain information technology services, such as office automation and software testing. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process. If the terms and conditions offered by us or China Telecommunications Corporation and/or its associates are no less favorable than those offered by an independent third party, we or China Telecommunications Corporation and/or its associates may give priority to the other party.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the IT Services Framework Agreement, pursuant to which the IT Services Framework Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, our expenditure on information technology services provided by the subsidiaries of China Telecommunications Corporation to us was RMB556 million. For the same period, our income derived from providing information technology services to the subsidiaries of China Telecommunications Corporation was RMB295 million.

Community Services Framework Agreement

Pursuant to the Community Services Framework Agreement entered into by us and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements, China Telecommunications Corporation and/or its associates provide us with services relating to culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary services.

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

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Community Services Framework Agreement, pursuant to which the Community Services Framework Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, our expenditure on services provided to us under the Community Services Framework Agreement was RMB2,185 million.

Supplies Procurement Services Framework Agreement

Pursuant to the Supplies Procurement Services Framework Agreement entered into by us and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements, China Telecommunications Corporation and/or its associates and us provide the other party with comprehensive procurement services, including integrated supplies procurement services, sales of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications supplies; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications supplies, and other domestic non-telecommunications materials. The pricing basis for the services for the provision of supplies procurement other than agency services under the Supplies Procurement Services Framework Agreement is the same as for those set forth in the Community Services Framework Agreement.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Supplies Procurement Services Framework Agreement, pursuant to which the Supplies Procurement Services Framework Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, our expenditure incurred under such agreement was RMB2,215 million, and our revenue generated under such agreement was RMB993 million.

Engineering Framework Agreement

The Engineering Framework Agreement entered into by us and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements set out provisions in respect of the supervision and management of services relating to construction, design, and equipment installation and testing, and/or services that the general contractors for the construction and supervision of engineering projects provided to us through bids made by China Telecommunications Corporation and/or its associates. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or construction of engineering projects with a value of over RMB2 million shall be determined by referring to the tender price.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Engineering Framework Agreement, pursuant to which the Engineering Framework Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, our expenditure on engineering services under the Engineering Framework Agreement was RMB6,415 million.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement entered into by us and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements, China Telecommunications Corporation and/or its associates provide us with certain repair and maintenance services, including repair of telecommunications equipment and maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Ancillary Telecommunications Services Framework Agreement, pursuant to which the Ancillary Telecommunications Services Framework Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, our expenditure on services provided to us under the Ancillary Telecommunications Services Framework Agreement was RMB6,838 million.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA Network Capacity Lease Agreement entered into on July 27, 2008, China Telecommunications Corporation agreed to lease the capacity of its CDMA Network to us and we are entitled to the exclusive right to use and operate the CDMA Network to provide CDMA services.

The lease fee is 28% of our CDMA service revenue (the service revenue generated from the CDMA telecommunications business is calculated by our total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunications products in connection with the CDMA operations, as derived from our financial statements). Regardless the revenue of CDMA business, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by us to China Telecom Group in the previous year. For the period from October 1, 2008 to December 31, 2008 and the year ended December 31, 2009, there was no minimal annual lease fee. The cost of network construction will be borne by China Telecom Group, while the maintenance-related costs will be shared between us and China Telecom Group. The proportion of the maintenance-related costs to be borne by us will be calculated in accordance with the mechanism agreed by the parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted us an option to purchase the CDMA Network. The option may be exercised, at our discretion, at any time during the term of the lease or within one year after the expiration of the lease. No premium has been paid or will be payable by us for the grant of the option.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the CDMA Network Capacity Lease Agreement, pursuant to which the CDMA Network Capacity Lease Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for further periods as the parties may agree, by 180 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, the total amount we paid to China Telecom Group with respect to the leasing of CDMA network capacity was RMB13,320 million. For the year ended December 31, 2010, we received reimbursement of RMB1,755 million with respect to the capacity maintenance related costs of CDMA network from China Telecom Group.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

Pursuant to the Strategic Agreement entered by us and China Communications Services Corporation Limited, or CCS, on August 30, 2006, and a supplemental agreement dated June 15, 2007, we agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to the design, implementation and supervision of the communications engineering projects offered by CCS are basically the same as those of other service providers, our provincial branches in the service regions of CCS shall purchase such services from the wholly-owned subsidiaries of CCS with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant provincial branches of our Company in the corresponding period. CCS will offer at least 5% price discount to our Company based on the applicable standard prices for the services in connection with the design, implementation and supervision of the communications engineering projects. Meanwhile, we agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to certain maintenance management services offered by CCS are basically the same as those of other service providers, our provincial branches in the service regions of CCS shall purchase such services from the wholly-owned subsidiaries of CCS with a total value of no less than RMB1,780 million in any given year.

The business areas of the strategic alliance between the two parties include design, implementation and supervision of the communications engineering projects, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. CCS has pledged its support to the strategic transformation of our Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to our Company’s business development, and its active use of our Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favorable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

On October 29, 2009, we and CCS entered into a second supplemental agreement in relation to the Strategic Agreement, pursuant to which the Strategic Agreement was renewed for a further term expiring on December 31, 2012, and may be renewed for further periods.

China Telecommunications Corporation, the controlling shareholder of CCS, has signed certain framework agreements with our Company, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. The transactions contemplated under those framework agreements between China Telecom Group and our Company cover the transactions contemplated under the Strategic Agreement and its supplemental agreements. Since the transactions under those framework agreements between China Telecom Group and us are subject to annual caps, the proposed annual caps for the transactions under the Strategic Agreement and its supplemental agreements between CCS and us are subsumed under the annual caps of those framework agreements.

Trademark License Agreements

China Telecommunications Corporation has registered a number of trademarks, and is in the process of registering other trademarks with the Trademark Office. Under the Trademark License Agreement dated September 10, 2002 and the related supplemental trademark license agreements, China Telecommunications Corporation has granted to our Company and our subsidiaries a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Trademark License Agreement, pursuant to which the license granted under the Trademark License Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Optic Fiber Leasing Agreement

We lease from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which our telecommunications services are dependent upon, under the Optic Fiber Leasing Agreement dated September 10, 2002 and the related supplemental agreements. The rent payable by us to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on negotiations between the parties with reference to the market price. In addition, we agreed to be responsible for the maintenance of these optic fibers within those service regions.

On August 25, 2010, we and China Telecommunications Corporation entered into a supplemental agreement in relation to the Optic Fiber Leasing Agreement, pursuant to which the Optic Fiber Leasing Agreement was renewed for a further term expiring on December 31, 2012 and may be renewed for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

For the year ended December 31, 2010, the total amount we paid to China Telecom Group with respect to the leasing of optic fibers was RMB58 million.

Our Proposed Sale of Besttone E-Commerce Co., Ltd.

See “Item 4. Information on the Company—A. History and Development of the Company— Our Proposed Sale of Besttone E-Commerce Co., Ltd.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements are set forth beginning on page F-1. No significant change has occurred since the date of the annual financial statements.

Legal Proceedings

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2010, a final dividend of RMB6,031 million (RMB0.074514 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2009 was declared, all of which has been fully paid. Pursuant to a resolution passed at the directors’ meeting on March 22, 2011, a final dividend of approximately RMB5,778 million (HK$0.085 per share) for the year ended December 31, 2010 was proposed for shareholders’ approval at the annual general meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2010.

The declaration and payment of dividends for years following 2010 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries if any, to us, possible effects on our creditworthiness and other factors our Directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

The Bank of New York Mellon, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs were listed and commenced trading on the NYSE on November 14, 2002 under the symbol “CHA.” Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on November 15, 2002. Prior to these listings, there was no public market for our equity securities. The NYSE and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2010 and April 15, 2011, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2010 and April 15, 2011, there were, respectively, 49 and 54 registered holders of American depositary receipts evidencing 4,522,171 and 3,618,511 ADSs. Since certain of the ADSs are held by nominees, the above numbers may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2006	4.26	2.35	54.40	29.62
2007	7.22	3.35	97.00	42.49
2008	7.00	2.00	90.85	26.17
2009	4.35	2.58	55.53	32.11
2010	4.36	3.20	56.09	40.72
Quarterly
First Quarter, 2009	3.25	2.58	42.20	32.11
Second Quarter, 2009	3.96	3.23	52.35	42.56
Third Quarter, 2009	4.35	3.56	55.53	46.37
Fourth Quarter, 2009	3.85	3.13	50.08	40.46

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
First Quarter, 2010	3.89	3.20	50.09	40.72
Second Quarter, 2010	4.02	3.34	52.00	42.41
Third Quarter, 2010	4.36	3.65	55.99	46.76
Fourth Quarter, 2010	4.35	3.88	56.09	49.78
First Quarter, 2011	4.75	4.08	61.00	52.68
Monthly
October 2010	4.35	4.01	56.09	52.21
November 2010	4.11	3.91	53.21	50.04
December 2010	4.07	3.88	52.28	49.78
January 2011	4.70	4.08	60.91	52.68
February 2011	4.59	4.34	59.27	55.76
March 2011	4.75	4.37	61.00	56.32
April 2011(through April 15)	5.20	4.64	65.66	59.56

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Objects and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws and regulations of the State. We registered with the PRC State Administration for Industry and Commerce with business license number 1000001003712. Article 13 of our Articles of Association provides that our scope of business includes, among other things, operation of basic and value-added telecommunications businesses.

Directors

Our Articles of Association provide that each of our Directors is obligated to each shareholder to act honestly in our Company’s best interests; not to exploit corporate assets for personal gain; and not to expropriate the rights of our shareholders.

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

Further, we may not make loans or provide guarantees to Directors or any of their associates, except where such loan or guarantee is made or provided under a service contract as approved by shareholders at the shareholders’ general meeting and to meet expenditure requirements incurred or for the purpose of enabling the director to perform his or her duties properly or made in the ordinary course of business.

All decisions relating to the compensation of Directors are made at shareholders’ meetings.

There are no provisions under our Articles of Association which relate to:

•	the retirement or non-retirement of Directors under any age limit requirement;

•	directors’ borrowing power; or

•	the number of shares required for director’s qualification.

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

Dividend payments may be subject to the PRC withholding tax. See “—E. Taxation—People’s Republic of China—Taxation of Dividends” included elsewhere under this Item.

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

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

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

•	amendments to our Articles of Association;

•	amendment of shareholders’ rights of any class of shares; and

•	any other matters determined by a majority of shareholders at a general meeting to have a material impact on us and which should be approved by two-thirds of the voting rights.

All other actions taken by the shareholders will be approved by a majority of the voting rights held by shareholders.

Any shareholder resolution that is in violation of any PRC laws or regulations or the Articles of Association will be null and void.

Liquidation Rights

In the event of our liquidation, the H shares will rank pari passu with the domestic shares, and any of our assets remaining after payment (in order of priority) of (a) the costs of liquidation, (b) wages and social insurance fees payable to or for our employees, (c) outstanding taxes and (d) bank loans, and company bonds and other debts, will be divided among our shareholders in accordance with the class of shares and their proportional shareholdings.

Increases in Share Capital

Under our Articles of Association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by two-thirds of all shareholders and two-thirds of each of the class of domestic shares and the H shares, respectively. No such approval is required if, but only to the extent that, we issue domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic shares and H shares then outstanding, respectively, in any 12-month period, as already approved by two-thirds of all shareholders. New issues of shares must also be approved by relevant PRC authorities.

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

Enforceability of Shareholders’ Rights

Enforceability of our shareholders’ rights may be limited. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The PRC legal system has inherent uncertainties that could limit the legal protections available to you.”

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

Enterprises. According to the New Tax Law and the Implementing Regulations which took effect on January 1, 2008, dividends paid by a PRC company to a foreign enterprise which is a “non-resident enterprise,” which is established under the law of a non-PRC jurisdiction and has no establishment or residence in the PRC or whose dividends from the PRC do not relate to its establishment or residence in the PRC, are subject to a 10% tax, unless reduced by an applicable double-taxation treaty. Dividends paid by a PRC company to a resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, are not subject to any PRC income tax.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of H shares. Trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently (for the year of assessment 2008-2009 onwards) imposed at the rate of 16.5% on corporations and 15.0% on unincorporated business. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the PRC-US Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income.

You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Hong Kong Stamp Duty

Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

PFIC Rules. We believe that H shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you are a U.S. holder that elects to be taxed annually on a mark-to-market basis with respect to the H shares or ADSs, gain realized on the sale or other disposition of your H shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the H shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your H shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your H shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC, at its public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition” and “—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2010 and 2009, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2010:

	Expected Maturity
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	2,130	—	—	—	—	—	2,130	2,130
Japanese yen	15	—	—	—	—	—	15	15
Euro	1	—	—	—	—	—	1	1
Hong Kong dollars	112	—	—	—	—	—	112	112
Other currencies	15	—	—	—	—	—	15	15
Time deposits
United States dollars	160	—	—	—	—	—	160	160

	Expected Maturity
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	206	1,384	—	—	—	20	1,610	1,608
Average interest rate	3.6%	2.7%	—	—	—	2.6%
Debts in United States dollars
Fixed rate	44	45	45	46	44	426	650	607
Average interest rate	2.3%	2.2%	1.3%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	43	83	77
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	30	33	26	29	28	315	461	421
Average interest rate	1.9%	1.8%	1.3%	1.3%	1.3%	1.3%
Variable rate	1	7	7	7	7	69	98	88
Average interest rate(1)	2.0%	2.0%	2.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	11	36	30
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2010.

As of December 31, 2009:

	Expected Maturity
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,719	—	—	—	—	—	1,719	1,719
Japanese yen	14	—	—	—	—	—	14	14
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	87	—	—	—	—	—	87	87
Other currencies	10	—	—	—	—	—	10	10
Time deposits
United States dollars	—	—	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	443	—	1,254	—	—	60	1,757	1,744
Average interest rate	2.8%	—	2.7%	—	—	2.6%		—
Debts in United States dollars
Fixed rate	68	41	40	40	40	431	660	557
Average interest rate	2.3%	2.3%	2.2%	1.3%	1.2%	1.2%	—	—
Variable rate	73	8	8	8	8	51	156	132
Average interest rate(1)	1.1%	2.0%	2.0%	2.0%	2.0%	2.0%	—	—
Debts in Euro
Fixed rate	35	35	28	22	21	418	559	503
Average interest rate	1.9%	1.9%	1.8%	1.3%	1.3%	1.3%		—
Variable rate	1	1	7	7	7	76	99	89
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%		—
Debts in other currencies

	Expected Maturity
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Variable rate	5	5	5	5	5	15	40	36
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%		—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2009.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2009 and 2010, our debt consisted of fixed and variable rate debt obligations with maturities from 2010 to 2040 and from 2011 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2009 and 2010, respectively:

As of December 31, 2010:

	Expected Maturity
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	29,862	10,036	9,924	19,945	—	—	69,767	67,603
Average interest rate	4.3%	3.7%	4.2%	4.6%	—	—
Variable rate	871	—	—	—	—	—	871	871
Average interest rate(1)	4.9%	—	—	—	—	—	—	—
Debts in Japanese yen
Fixed rate	206	1,384	—	—	—	20	1,610	1,608
Average interest rate	3.6%	2.7%	—	—	—	2.6%	—	—
Debts in United States dollars
Fixed rate	44	45	45	46	44	426	650	607
Average interest rate	2.3%	2.2%	1.3%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	43	83	77
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	—	—
Debts in Euro
Fixed rate	30	33	26	29	28	315	461	421
Average interest rate	1.9%	1.8%	1.3%	1.3%	1.3%	1.3%	—	—
Variable rate	1	7	7	7	7	69	98	88
Average interest rate(1)	2.0%	2.0%	2.0%	1.0%	1.0%	1.0%	—	—
Debts in other currencies
Variable rate	5	5	5	5	5	11	36	30
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2010.

As of December 31, 2009:

	Expected Maturity
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	48,276	10,182	10,030	9,904	19,939	17	98,348	96,527
Average interest rate	4.2%	5.3%	3.7%	4.2%	4.6%	5.2%
Variable rate	4,236	50	—	—	—	—	4,286	4,275
Average interest rate(1)	4.2%	6.3%	—	—	—	—	—	—
Debts in Japanese yen
Fixed rate	443	—	1,254	—	—	60	1,757	1,744
Average interest rate	2.8%	—	2.7%	—	—	2.6%	—	—
Debts in United States dollars
Fixed rate	68	41	40	40	40	431	660	557
Average interest rate	2.3%	2.3%	2.2%	1.3%	1.2%	1.2%
Variable rate	73	8	8	8	8	51	156	132
Average interest rate(1)	1.1%	2.0%	2.0%	2.0%	2.0%	2.0%	—	—
Debts in Euro
Fixed rate	35	35	28	22	21	418	559	503
Average interest rate	1.9%	1.9%	1.8%	1.3%	1.3%	1.3%	—	—
Variable rate	1	1	7	7	7	76	99	89
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	1.0%	1.0%	—	—
Debts in other currencies
Variable rate	5	5	5	5	5	15	40	36
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2009.

Item 12.	Description of Securities Other than Equity Securities.

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

	ADR holders must pay:		For:

•	US$5.00 (or less) per 100 ADRs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

		•	Each cancellation of an ADR, including if the deposit agreement terminates

		•	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees

•	US$.02 (or less) per ADR	•	Any cash distribution (not including cash dividend distribution)

•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

	ADR holders must pay:		For:

•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

		•	Servicing of the shares or deposited securities

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

With respect to certain expenses incurred by us in connection with our depositary facility in 2010, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$238,783 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$138,062 in connection with the administration of the ADR program and other services provided to our registered shareholders. The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits.

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

Management’s Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and/or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2010, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG, Hong Kong, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

Hong Kong, China

March 22, 2011

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2010, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xu Erming. They are all independent non-executive Directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee,” Our Board of Directors has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2009 and 2010:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2009	RMB67.5 million	RMB2.93 million	RMB0.09 million	—
2010	RMB67.0 million	RMB5.50 million	RMB0.07 million	RMB1.22 million

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit-related fees in the amount of RMB5.50 million were paid for the advisory services provided to us regarding our internal control.

Tax fees in the amount of RMB0.07 million were paid for profit tax filing assistance service.

Other fees in the amount of RMB1.22 million were paid for other advisory services.

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Code on Corporate Governance Practices of the Hong Kong Stock Exchange for the year ended December 31, 2010.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation). (13)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

Exhibits	Description

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

Exhibits	Description

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2011

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2011 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Hong Kong, China

March 22, 2011

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009 AND 2010

(Amounts in millions)

		December 31,
	Note	2009	2010
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	3	34,804	25,824
Time deposits with original maturity over three months		442	1,968
Accounts receivable, net	4	17,438	17,328
Inventories	5	2,628	3,170
Prepayments and other current assets	6	3,910	5,073
Income tax recoverable		1,714	1,882

Total current assets		60,936	55,245
Non-current assets
Property, plant and equipment, net	7	286,328	275,248
Construction in progress	8	11,567	14,445
Lease prepayments		5,517	5,377
Goodwill	9	29,922	29,920
Intangible assets	10	12,311	9,968
Interests in associates	11	997	1,123
Investments	12	722	854
Deferred tax assets	13	12,898	10,779
Other assets	17	5,322	4,396

Total non-current assets		365,584	352,110

Total assets		426,520	407,355

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	14	51,650	20,675
Current portion of long-term debt	14	1,487	10,352
Accounts payable	15	34,321	40,039
Accrued expenses and other payables	16	52,193	52,885
Income tax payable		395	327
Current portion of finance lease obligations		18	—
Current portion of deferred revenues	17	3,417	2,645

Total current liabilities		143,481	126,923
Non-current liabilities
Long-term debt	14	52,768	42,549
Deferred revenues	17	5,045	3,558
Deferred tax liabilities	13	2,613	2,361

Total non-current liabilities		60,426	48,468

Total liabilities		203,907	175,391
Equity
Share capital	18	80,932	80,932
Reserves	19	140,800	150,536

Total equity attributable to equity holders of the Company		221,732	231,468
Non-controlling interests		881	496

Total equity		222,613	231,964

Total liabilities and equity		426,520	407,355

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB

Operating revenues	20	186,529	209,370	219,864

Operating expenses
Depreciation and amortization		(53,880)	(52,243)	(51,656)
Network operations and support		(36,096)	(42,903)	(47,288)
Selling, general and administrative		(27,501)	(40,507)	(42,130)
Personnel expenses	21	(28,946)	(32,857)	(35,529)
Other operating expenses	22	(10,794)	(17,449)	(19,106)
Impairment loss on property, plant and equipment	7	(24,167)	(753)	(139)

Total operating expenses		(181,384)	(186,712)	(195,848)

Operating income		5,145	22,658	24,016

Net finance costs	23	(5,076)	(4,375)	(3,600)

Investment income		5	791	361

Equity in income of associates		112	101	131

Earnings before income tax		186	19,175	20,908

Income tax	24	793	(4,549)	(5,031)

Profit for the year		979	14,626	15,877

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		(92)	538	132
Deferred tax on change in fair value of available-for-sale equity securities		23	(120)	(48)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC, net of tax		(83)	(2)	(48)
Share of other comprehensive income from associates		—	—	(25)

Other comprehensive income for the year, net of tax		(152)	416	11

Total comprehensive income for the year		827	15,042	15,888

Profit attributable to:
Equity holders of the Company		884	14,422	15,759
Non-controlling interests		95	204	118

Profit for the year		979	14,626	15,877

Total comprehensive income attributable to:
Equity holders of the Company		732	14,763	15,770
Non-controlling interests		95	279	118

Total comprehensive income for the year		827	15,042	15,888

Basic earnings per share	26	0.01	0.18	0.19

Weighted average number of shares (in millions)	26	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Re- valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008		80,932	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	224,521	1,451	225,972
Profit for the year		—	—	—	—	—	—	—	884	884	95	979
Other comprehensive income		—	—	—	—	—	(69)	(83)	—	(152)	—	(152)

Total comprehensive income		—	—	—	—	—	(69)	(83)	884	732	95	827

Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	127	—	(127)	—	—	—
Revaluation surplus realized		—	—	—	(562)	—	—	—	562	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(132)	—	132	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(34)	(34)
Dividends	25	—	—	—	—	—	—	—	(6,125)	(6,125)	—	(6,125)
Distribution to China Telecommunications Corporation		—	—	—	—	—	(535)	—	—	(535)	—	(535)
Adjustment to statutory reserves		—	—	—	—	3,718	—	—	(3,718)	—	—	—
Transfer from retained earnings to other reserves		—	—	—	—	—	425	—	(425)	—	—	—
Consideration for the acquisition of the Fourth Acquired Company	1	—	—	—	—	—	(5,557)	—	—	(5,557)	—	(5,557)

Balance as of December 31, 2008		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Profit for the year		—	—	—	—	—	—	—	14,422	14,422	204	14,626
Other comprehensive income		—	—	—	—	—	343	(2)	—	341	75	416

Total comprehensive income		—	—	—	—	—	343	(2)	14,422	14,763	279	15,042

Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	125	—	(125)	—	—	—
Revaluation surplus realized		—	—	—	(547)	—	—	—	547	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(147)	—	147	—	—	—

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(867)	(867)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(43)	(43)
Dividends	25	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Appropriations	19	—	—	—	—	4,521	—	—	(4,521)	—	—	—

Balance as of December 31, 2009		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613
Profit for the year		—	—	—	—	—	—	—	15,759	15,759	118	15,877
Other comprehensive income		—	—	—	—	—	59	(48)	—	11	—	11

Total comprehensive income		—	—	—	—	—	59	(48)	15,759	15,770	118	15,888

Deferred tax on revaluation surplus of property, plant and equipment realized		—	—	—	—	—	118	—	(118)	—	—	—
Revaluation surplus realized		—	—	—	(524)	—	—	—	524	—	—	—
Deferred tax on land use rights realized		—	—	—	—	—	(168)	—	168	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(110)	(110)
Acquisition of non-controlling interests		—	—	—	—	—	(3)	—	—	(3)	(41)	(44)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(352)	(352)
Dividends	25	—	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)
Appropriations	19	—	—	—	—	2,028	—	—	(2,028)	—	—	—

Balance as of December 31, 2010		80,932	(2,804)	10,746	10,339	62,634	2,913	(715)	67,423	231,468	496	231,964

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in millions)

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Net cash from operating activities	(a)	76,756	74,988	75,571

Cash flows from/(used in) investing activities
Capital expenditure		(46,652)	(40,311)	(41,597)
Purchase of investments		(92)	(23)	(41)
Lease prepayments		(120)	(94)	(111)
Proceeds from disposal of property, plant and equipment		620	393	2,738
Proceeds from disposal of lease prepayments		—	380	176
Proceeds from disposal of investments		111	735	1
Purchase of time deposits with maturity over three months		(397)	(442)	(1,968)
Maturity of time deposits with maturity over three months		222	397	442
Payment of purchase price for the acquisition of CDMA business, net of cash acquired		(29,511)	(4,290)	(5,374)

Net cash used in investing activities		(75,819)	(43,255)	(45,734)

Cash flows from/(used in) financing activities
Principal element of finance lease payments		(24)	(22)	(18)
Proceeds from bank debt and other loans		109,235	88,958	53,518
Proceeds from issuance of medium-term notes		19,787	29,906	—
Repayments of bank debt and other loans		(96,650)	(111,084)	(86,001)
Repayment of short-term commercial papers		—	(10,000)	—
Repayment of amount due to China Telecommunications Corporation in connection with the First Acquisition	1	(15,000)	—	—
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition	1	—	(15,150)	—
Payment of purchase price for the Fourth Acquisition	1	(5,557)	—	—
Payment of dividends		(6,167)	(6,493)	(5,608)
Distribution to China Telecommunications Corporation in connection with the Fourth Acquisition		—	—	(535)
Payment for acquisition of non-controlling interests		—	—	(27)
Net cash distributions to non-controlling interests		(39)	(908)	(100)

Net cash generated from / (used in) financing activities		5,585	(24,793)	(38,771)

Net increase / (decrease) in cash and cash equivalents		6,522	6,940	(8,934)
Cash and cash equivalents at beginning of year		21,427	27,866	34,804
Effect of changes in foreign exchange rate		(83)	(2)	(46)

Cash and cash equivalents at end of year		27,866	34,804	25,824

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Earnings before income tax	186	19,175	20,908
Adjustments for:
Depreciation and amortization	53,880	52,243	51,656
Impairment losses on property, plant and equipment	24,167	753	139
Impairment losses for doubtful debts	1,828	1,791	1,593
Write down of inventory	—	108	87
Investment income	(5)	(791)	(361)
Equity in income of associates	(112)	(101)	(131)
Interest income	(430)	(282)	(287)
Interest expense	5,336	4,724	3,795
Unrealized foreign exchange loss / (gain)	170	(67)	92
Loss / (gain) on retirement and disposal of property, plant and equipment	2,550	1,352	(435)
Increase in accounts receivable	(1,439)	(1,906)	(1,475)
Decrease / (increase) in inventories	357	(175)	(629)
Increase in prepayments and other current assets	(1,155)	(78)	(1,203)
Decrease in other assets	1,309	1,290	928
Increase in accounts payable	3,745	2,178	4,120
Increase in accrued expenses and other payables	3,000	7,105	6,003
Decrease in deferred revenues	(4,042)	(2,982)	(2,259)

Cash generated from operations	89,345	84,337	82,541
Interest received	440	271	292
Interest paid	(5,055)	(5,053)	(3,824)
Investment income received	21	58	10
Income tax paid	(7,995)	(4,625)	(3,448)

Net cash from operating activities	76,756	74,988	75,571

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

On December 31, 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 (hereinafter, referred to as the “First Acquisition”).

On June 30, 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 (hereinafter, referred to as the “Second Acquisition”).

On June 30, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 (hereinafter, referred to as the “Third Acquisition”).

On June 30, 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 (hereinafter, referred to as the “Fourth Acquisition”).

As at 31 December 2009, the purchase price of the above acquisitions was fully settled.

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

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Group have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of these entities are accounted for as an equity transaction in the consolidated statement of changes in equity.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements are approved and authorized by the Board of Directors on March 22, 2011.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(l)). The accounting policies described below have been consistently applied by the Group.

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 34.

The IASB has issued a number of new and revised IFRS and Interpretations that are effective for accounting periods beginning on or after January 1, 2010. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended December 31, 2010, but has not applied any new and revised IFRS that is not yet effective for the current accounting period (Note 35). The adoption of Amendments to IAS 27 “Consolidated and separate financial statements” has resulted in a change in the presentation of the financial statements. The term “minority interest” has been changed to “non-controlling interest” in these financial statements.

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

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statements of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests (“previously known as “minority interests”) and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measure the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

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

When preparing the Group’s consolidated financial statements, the results of operations of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at average rate prevailing during the year. Statement of financial position items of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

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

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

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

Property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in the revaluation reserve. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense in the profit or loss. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every five years.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2009 and 2010 were RMB80 and RMB64 respectively.

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

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 10).

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

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognized as an income in profit or loss. The reversal is reduced by the amount that would have been recognized as depreciation and amortization had the write-down not occurred. For the years presented, no reversal of impairment loss was recognized in profit or loss. An impairment loss in respect of goodwill is not reversed.

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, DLD and ILD usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the upfront fees and are amortized over the same expected customer relationship period.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from value-added services are recognized when the services are provided to customers.

(vi)	Revenue from the provision of Internet and managed data services are recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognized when the services are provided to customers.

(x)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB12,776, RMB22,360 and RMB23,363 for the years ended December 31, 2008, 2009 and 2010 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2008, 2009 and 2010, research and development expense were RMB490, RMB545 and RMB540 respectively.

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

An operating segment is a component of an entity in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunication business. The location of the Group’s assets and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	CASH AND CASH EQUIVALENTS

	December 31,
	2009	2010
	RMB	RMB
Cash at bank and in hand	27,235	24,071
Time deposits with original maturity within three months	7,569	1,753

	34,804	25,824

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2009	2010
			RMB	RMB
Accounts receivable
Third parties			17,767	17,466
China Telecom Group	(i	)	917	1,182
Other state-controlled telecommunications operators in the PRC			827	704

			19,511	19,352
Less: Allowance for impairment of doubtful debts			(2,073)	(2,024)

			17,438	17,328

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarizes the changes in allowance for impairment of doubtful debts for each of the years in the three-year period ended December 31, 2010:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
At beginning of year	1,443	2,118	2,073
Acquisition of CDMA business	491	—	—
Allowance for impairments of doubtful debts	1,797	1,787	1,567
Accounts receivable written off	(1,613)	(1,832)	(1,616)

At end of year	2,118	2,073	2,024

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2009	2010
	RMB	RMB
Current, within 1 month	10,895	10,769
1 to 3 months	2,067	2,049
4 to 12 months	1,514	1,384
More than 12 months	499	495

	14,975	14,697
Less: Allowance for impairment of doubtful debts	(1,920)	(1,831)

	13,055	12,866

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	December 31,
	2009	2010
	RMB	RMB
Current, within 1 month	1,918	1,844
1 to 3 months	1,071	1,161
4 to 12 months	922	998
More than 12 months	625	652

	4,536	4,655
Less: Allowance for impairment of doubtful debts	(153)	(193)

	4,383	4,462

Ageing analysis of accounts receivable that are not impaired are as follows:

	December 31,
	2009	2010
	RMB	RMB
Not past due	16,021	15,694

Less than 1 month past due	869	1,086
1 to 3 months past due	548	548

Amounts past due	1,417	1,634

	17,438	17,328

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

5.	INVENTORIES

Inventories represent:

	December 31,
	2009	2010
	RMB	RMB
Materials and supplies	873	874
Goods for resale	1,755	2,296

	2,628	3,170

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2009	2010
	RMB	RMB
Amounts due from China Telecom Group	935	1,044
Amounts due from other state-controlled telecommunications operators in the PRC	240	232
Prepayments in connection with construction work and equipment purchases	745	716
Prepaid expenses and deposits	1,177	1,384
Other receivables	813	1,697

	3,910	5,073

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/valuation:
Balance at January 1, 2009	85,264	605,183	21,589	712,036
Additions	185	852	745	1,782
Transferred from construction in progress	2,013	33,596	1,277	36,886
Disposals	(293)	(17,535)	(1,330)	(19,158)
Reclassification	9	42	(51)	—

Balance at December 31, 2009	87,178	622,138	22,230	731,546
Additions	186	1,055	722	1,963
Transferred from construction in progress	2,560	33,427	1,420	37,407
Disposals	(553)	(18,091)	(1,458)	(20,102)
Reclassification	(46)	(47)	93	—

Balance at December 31, 2010	89,325	638,482	23,007	750,814

Accumulated depreciation and impairment:
Balance at January 1, 2009	(23,513)	(375,933)	(13,431)	(412,877)
Depreciation charge for the year	(3,643)	(42,889)	(2,165)	(48,697)
Provision for impairment	—	(753)	—	(753)
Written back on disposal	239	15,605	1,265	17,109
Reclassification	3	(21)	18	—

Balance at December 31, 2009	(26,914)	(403,991)	(14,313)	(445,218)
Depreciation charge for the year	(3,776)	(42,011)	(2,152)	(47,939)
Provision for impairment	(3)	(135)	(1)	(139)
Written back on disposal	415	15,923	1,392	17,730
Reclassification	42	50	(92)	—

Balance at December 31, 2010	(30,236)	(430,164)	(15,166)	(475,566)

Net book value at December 31, 2010	59,089	208,318	7,841	275,248

Net book value at December 31, 2009	60,264	218,147	7,917	286,328

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2009	13,615
Additions	36,220
Transferred to property, plant and equipment	(36,886)
Transferred to intangible assets	(1,382)

Balance at December 31, 2009	11,567
Additions	41,386
Transferred to property, plant and equipment	(37,407)
Transferred to intangible assets	(1,101)

Balance at December 31, 2010	14,445

9.	GOODWILL

	2009	2010
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,922	29,920

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). The purchase price of the business combination was RMB43,800, which was fully settled as at December 31, 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognized in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunication business.

For the purposes of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 11.2%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	INTANGIBLE ASSETS

	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2009	6,158	11,238	17,396
Additions	111	—	111
Transferred from construction in progress	1,382	—	1,382
Disposals	(64)	—	(64)

Balance at December 31, 2009	7,587	11,238	18,825
Additions	119	—	119
Transferred from construction in progress	1,101	—	1,101
Disposals	(182)	—	(182)

Balance at December 31, 2010	8,625	11,238	19,863

Accumulated amortization:
Balance at January 1, 2009	(2,599)	(562)	(3,161)
Amortization charge for the year	(1,162)	(2,248)	(3,410)
Provision for impairment	(3)	—	(3)
Written back on disposal	60	—	60

Balance at December 31, 2009	(3,704)	(2,810)	(6,514)
Amortization charge for the year	(1,303)	(2,248)	(3,551)
Provision for impairment	(1)	—	(1)
Written back on disposal	171	—	171

Balance at December 31, 2010	(4,837)	(5,058)	(9,895)

Net book value at December 31, 2010	3,788	6,180	9,968

Net book value at December 31, 2009	3,883	8,428	12,311

11.	INTERESTS IN ASSOCIATES

	December 31,
	2009	2010
	RMB	RMB
Unlisted equity investments, at cost	344	385
Share of post-acquisition changes in net assets	653	738

	997	1,123

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INVESTMENTS

	December 31,
	2009	2010
	RMB	RMB
Available-for-sale equity securities	690	822
Other unlisted equity investments	32	32

	722	854

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

13.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net balance
	2009	2010	2009	2010	2009	2010
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts	931	1,047	—	—	931	1,047
Non-current
Property, plant and equipment	5,145	3,214	(1,748)	(1,520)	3,397	1,694
Deferred revenues and installation costs	1,229	1,093	(732)	(660)	497	433
Land use rights	5,593	5,425	—	—	5,593	5,425
Available-for-sale equity securities	—	—	(133)	(181)	(133)	(181)

Deferred tax assets/(liabilities)	12,898	10,779	(2,613)	(2,361)	10,285	8,418

Movements in temporary differences are as follows:

	Note	Balance as of January 1, 2008	Acquisition of CDMA business	Recognized in statement of comprehensive income	Balance as of December 31, 2008
		RMB	RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts		559	23	144	726
Non-current
Property, plant and equipment		(1,003)	—	5,759	4,756
Deferred revenues and installation costs		768	—	(165)	603
Land use rights	(i)	5,872	—	(132)	5,740
Available-for-sale equity securities		(36)	—	23	(13)

Net deferred tax assets		6,160	23	5,629	11,812

	Note		Balance as of January 1, 2009	Recognized in statement of comprehensive income	Balance as of December 31, 2009
			RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts			726	205	931
Non-current
Property, plant and equipment			4,756	(1,359)	3,397
Deferred revenues and installation costs			603	(106)	497
Land use rights	(i	)	5,740	(147)	5,593
Available-for-sale equity securities			(13)	(120)	(133)

Net deferred tax assets			11,812	(1,527)	10,285

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Note		Balance as of January 1, 2010	Recognized in statement of comprehensive income	Balance as of December 31, 2010
			RMB	RMB	RMB
Current
Provisions and impairment losses, primarily for doubtful debts			931	116	1,047
Non-current
Property, plant and equipment			3,397	(1,703)	1,694
Deferred revenues and installation costs			497	(64)	433
Land use rights	(i	)	5,593	(168)	5,425
Available-for-sale equity securities			(133)	(48)	(181)

Net deferred tax assets			10,285	(1,867)	8,418

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.

14.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2009	2010
	RMB	RMB
Loans from state-controlled banks – unsecured	11,138	11,578
Other loans – unsecured	245	80
Loans from China Telecom Group – unsecured	40,267	9,017

Total short-term debt	51,650	20,675

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2009 and 2010 was 4.0% and 4.3% respectively. As of December 31, 2010, the loans from state-controlled banks and other loans bear interest at rates ranging from 3.5% to 5.8% per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 3.9% per annum and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	SHORT-TERM AND LONG-TERM DEBT (continued)

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2009	2010
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	1,362	279

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	816	733

Japanese Yen denominated	Interest rates ranging from 1.49% to 2.37% per annum with maturities through 2012	1,609	1,447

Euro denominated	Interest rates ranging from 2.30% to 4.75% per annum with maturities through 2032	658	559

Other currencies denominated		40	36

		4,485	3,054

Other loans – unsecured

Renminbi denominated		1	1

Medium-term notes-unsecured (Note (i))		49,769	49,846

Total long-term debt		54,255	52,901

Less: current portion		(1,487)	(10,352)

Non-current portion		52,768	42,549

Note:	(i)	On April 22, 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum. On October 23, 2008, the Group issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. On November 16, 2009, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum. On December 28, 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. All of the above medium-term notes are unsecured.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2010 are as follows:

RMB
2011	10,352
2012	11,518
2013	10,015
2014	20,040
2015	92
Thereafter	884

52,901

The Group’s short-term and long-term debt do not contain any financial covenants. As of December 31, 2009 and 2010, the Group has unutilized committed credit facilities amounting to RMB102,555 and RMB98,576 respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2009	2010
	RMB	RMB
Third parties	26,402	30,838
China Telecom Group	7,526	8,571
Other state-controlled telecommunications operators in the PRC	393	630

	34,321	40,039

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

16.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2009	2010
	RMB	RMB
Amounts due to China Telecom Group	1,694	389
Amounts due to other state-controlled telecommunications operators in the PRC	103	85
Accrued expenses	14,608	14,401
Customer deposits and receipts in advance	30,407	37,577
Dividend payable	—	433
Purchase price payable to China Unicom for the acquisition of CDMA business	5,381	—

	52,193	52,885

17.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2009	2010
	RMB	RMB
Balance at beginning of year	11,444	8,462
Additions for the year
— installation fees	458	395
— calling cards	3,253	1,568

	3,711	1,963

Reductions for the year
— amortization of connection fees	(1,151)	(497)
— amortization of installation fees	(2,311)	(2,021)
— usage of calling cards	(3,231)	(1,704)

Balance at end of year	8,462	6,203

Representing:
— current portion	3,417	2,645
— non-current portion	5,045	3,558

	8,462	6,203

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2009 and 2010, the unamortized portion of these costs was RMB4,312 and RMB3,236, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	SHARE CAPITAL

	December 31,
	2009	2010
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

19.	RESERVES

	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))			(Note (iii))	(Note (ii))
Balance as of January 1, 2009	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	125	—	(125)	—
Revaluation surplus realized	—	—	(547)	—	—	—	547	—
Deferred tax on land use rights realized	—	—	—	—	(147)	—	147	—
Dividends (Note 25)	—	—	—	—	—	—	(6,067)	(6,067)
Appropriations (Note (iii))	—	—	—	4,521	—	—	(4,521)	—
Total comprehensive income for the year	—	—	—	—	343	(2)	14,422	14,763

Balance as of December 31, 2009	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	140,800
Deferred tax on revaluation surplus of property, plant and equipment realized	—	—	—	—	118	—	(118)	—
Revaluation surplus realized	—	—	(524)	—	—	—	524	—
Deferred tax on land use rights realized	—	—	—	—	(168)	—	168	—
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)
Dividends (Note 25)	—	—	—	—	—	—	(6,031)	(6,031)
Appropriations (Note (iii))	—	—	—	2,028	—	—	(2,028)	—
Total comprehensive income for the year	—	—	—	—	59	(48)	15,759	15,770

Balance as of December 31, 2010	(2,804)	10,746	10,339	62,634	2,913	(715)	67,423	150,536

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets recognized due to the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 13(i), the balance of the deferred tax liabilities recognized due to the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes), and the deferred tax liabilities recognized due to the change in fair value of available-for-sale equity securities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	RESERVES (continued)

Note: (continued)

(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2010, the Company transferred RMB1,525, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. For the year ended December 31, 2009, the Company transferred RMB1,292, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises.

According to the Company’s Articles of Association, the Directors authorized, subject to shareholders’ approval, the transfer of RMB503 for the year ended December 31, 2010, being 3.3% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to the discretionary surplus reserve. The Company transferred RMB 3,229 for the year ended December 31, 2009, being 25% of the year’s net profit.

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

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2009 and 2010, the amount of retained earnings available for distribution was RMB37,922 and RMB45,403 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB5,778 in respect of the financial year 2010 proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 25).

20.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2008	2009	2010
			RMB	RMB	RMB
Wireline voice	(i	)	96,258	78,432	62,498
Mobile voice	(ii	)	3,955	20,027	28,906
Internet	(iii	)	40,727	51,567	63,985
Value-added services	(iv	)	16,253	21,533	22,571
Integrated information application services	(v	)	10,803	12,659	15,519
Managed data and leased line	(vi	)	10,231	11,499	12,389
Others	(vii	)	6,280	12,502	13,499
Upfront connection fees	(viii	)	2,022	1,151	497

			186,529	209,370	219,864

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	OPERATING REVENUES (continued)

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

21.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Network operations and support	19,162	21,210	23,129
Selling, general and administrative	9,784	11,647	12,400

	28,946	32,857	35,529

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Interconnection charges	(i)	7,543	9,634	11,130
Cost of goods sold	(ii)	3,170	7,721	7,909
Donations		42	8	21
Others		39	86	46

		10,794	17,449	19,106

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline and mobile telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunication equipment.

23.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interest expense incurred	5,753	5,051	4,057
Less: Interest expense capitalized*	(417)	(327)	(262)

Net interest expense	5,336	4,724	3,795
Interest income	(430)	(282)	(287)
Foreign exchange losses	371	108	178
Foreign exchange gains	(201)	(175)	(86)

	5,076	4,375	3,600

* Interest expense was capitalized in construction in progress at the following rates per annum	2.7%- 7.1%	2.5%- 6.9%	2.5%- 4.7%

24.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Provision for PRC income tax	4,792	3,105	3,165
Provision for income tax of other jurisdictions	21	37	47
Deferred taxation (Note 13)	(5,606)	1,407	1,819

	(793)	4,549	5,031

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

24.	INCOME TAX (continued)

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Earnings before income tax		186	19,175	20,908

Expected PRC income tax expense at statutory tax rate of 25%	(i)	47	4,794	5,227
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	248	(433)	(543)
Differential tax rate on other subsidiaries’ income	(ii)	(19)	(17)	(11)
Non-deductible expenses	(iii)	660	1,013	832
Non-taxable income	(iv)	(1,071)	(776)	(444)
Other tax benefits		(658)	(32)	(30)

Actual income tax (benefit) / expense		(793)	4,549	5,031

Note:

(i)	The provision for mainland PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland PRC subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 22%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent amortisation of connection fees and installation fees received from customers prior to the Restructuring, First Acquisition, and Second Acquisition which are not subject to income tax.

25.	DIVIDENDS

Pursuant to a resolution passed at the directors’ meeting on March 22, 2011, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB5,778 for the year ended December 31, 2010 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 25, 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling RMB6,031 in respect of the year ended December 31, 2009 was declared, of which RMB5,608 were paid on June 30, 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 26, 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 in respect of the year ended December 31, 2008 was declared and paid on June 30, 2009.

26.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2008, 2009 and 2010 is based on the net income attributable to equity holders of the Company of RMB884, RMB14,422 and RMB15,759 respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

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

As of December 31, 2010, the Group’s future minimum lease payments under non-cancelable operating leases were as follows:

RMB
2011	13,525
2012	11,531
2013	577
2014	439
2015	412
Thereafter	696

Total minimum lease payments	27,180

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2008, 2009 and 2010 were RMB3,645, RMB10,757 and RMB16,332, respectively.

Capital commitments

As of December 31, 2010, the Group had capital commitments as follows:

RMB
Authorized and contracted for
- property	395
- telecommunications network plant and equipment	4,729

5,124

Authorized but not contracted for
- property	716
- telecommunications network plant and equipment	4,928

5,644

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As of December 31, 2009 and 2010, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	COMMITMENTS AND CONTINGENCIES (continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavorable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results, or cash flows of the Group.

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

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB690 and RMB822 as of December 31, 2009 and 2010 respectively was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 5.88% (2009: 1.0% to 5.76%). As of December 31, 2009 and 2010, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2009		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	54,255	52,213	52,901	50,630

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

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunication services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 4.

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	51,650	(52,294)	(52,294)	—	—	—
Long-term debt	54,255	(62,764)	(3,742)	(12,260)	(45,486)	(1,276)
Accounts payable	34,321	(34,321)	(34,321)	—	—	—
Accrued expenses and other payables	52,193	(52,193)	(52,193)	—	—	—
Finance lease obligations	18	(18)	(18)	—	—	—

	192,437	(201,590)	(142,568)	(12,260)	(45,486)	(1,276)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	FINANCIAL INSTRUMENTS (continued)

(ii)	Liquidity risk (continued)

	2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	20,675	(20,924)	(20,924)	—	—	—
Long-term debt	52,901	(59,560)	(12,802)	(13,261)	(32,556)	(941)
Accounts payable	40,039	(40,039)	(40,039)	—	—	—
Accrued expenses and other payables	52,885	(52,885)	(52,885)	—	—	—

	166,500	(173,408)	(126,650)	(13,261)	(32,556)	(941)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 14) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high level of fixed rate debts.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2009		2010
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	4.0	47,732	4.2	19,842
Long-term debt	4.5	53,592	4.3	52,646

		101,324		72,488
Variable rate debt:
Short-term debt	4.1	3,918	4.5	833
Long-term debt	4.9	663	4.9	255

Total debt		105,905		73,576

Fixed rate debt as a percentage of total debt		95.7%		98.5%

As of December 31, 2009 and 2010, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net income and retained earnings by approximately RMB34 and RMB8 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the end of the reporting period and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2009.

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

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 91.2% (2009: 94.7%) of the Group’s cash and cash equivalents and 96.0% (2009: 96.9%) of the Group’s short-term and long-term debt as of December 31, 2010 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 14.

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As of December 31, 2009 and 2010, the Group’s total debt-to-total assets ratio was 24.8% and 18.1% respectively, which is within the range of management’s expectation.

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

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	145	1,956	2,215
Sales of telecommunications equipment and materials	(i)	—	940	993
Construction and engineering services	(ii)	7,877	5,970	6,415
Provision of IT services	(iii)	—	249	295
Receiving IT services	(iii)	457	520	556
Receiving community services	(iv)	2,297	2,324	2,185
Receiving ancillary services	(v)	4,536	6,044	6,838
Receiving comprehensive services	(vi)	1,190	—	—
Operating lease expenses	(vii)	378	387	385
Net transaction amount of centralized services	(viii)	250	534	466
Interconnection revenues	(ix)	78	69	55
Interconnection charges	(ix)	677	667	571
Interest on amounts due to and loans from China Telecom Group	(x)	3,537	2,933	896
CDMA network capacity lease fee	(xi)	1,504	8,383	13,320
Reimbursement of capacity maintenance related costs of CDMA network	(xii)	107	1,163	1,755

Note:

(i)	Represents the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received by China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	The amount for the year ended December 31, 2008 represents amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards. The comprehensive service agreement signed between the Company and China Telecommunications Corporation expired on December 31, 2008 and has not been renewed. The various types of cross-provincial transactions set out under the comprehensive services framework agreement have been classified into other existing related party transactions based on the nature of such transactions. Therefore, no transaction amount is reported in this category for the year ended December 31, 2009 and 2010.
(vii)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

(viii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amounts for the year ended December 31, 2009 and 2010 represent amounts received or receivable for the net amount of centralized service. The amount for the year ended December 31, 2008 represents amounts paid or payable for the net amount of centralized services.
(ix)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to and loans from China Telecom Group (Note 14).
(xi)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communications network capacity (“CDMA network”) (Note 30).
(xii)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB
Accounts receivable	917	1,182
Prepayments and other current assets	935	1,044

Total amounts due from China Telecom Group	1,852	2,226

Accounts payable	7,526	8,571
Accrued expenses and other payables	1,694	389
Short-term debt	40,267	9,017

Total amounts due to China Telecom Group	49,487	17,977

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 14.

As of December 31, 2009 and 2010, no material allowance for impairment of doubtful debts was recognized in respect of amounts due from China Telecom Group.

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

On September 16, 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecommunications Corporation. The lease is effective from October 1, 2008 to December 31, 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group for the provision of CDMA mobile communication services. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunications products) for the period from October 1, 2008 to December 31, 2008 and for each of the years ending December 31, 2009 and 2010. There is no minimum annual lease fee for the period ended December 31, 2008 and the year ending December 31, 2009. For the year ended December 31, 2010, the minimum lease fee is 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ended December 31, 2009. The Group accounts for the CDMA Network Lease as an operating lease.

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

On August 25, 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA Network Lease (“the 2010 CDMA Network Lease”) for a further term of two years expiring on December 31, 2012. “The 2010 CDMA Network Lease” contains the same key terms, including the option to purchase the CDMA network, the calculation basis of the constructed capacity related costs shared between the Company and China Telecommunications Corporation and the calculation basis of the CDMA network capacity lease fee, as the “CDMA Network Lease”.

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

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	8,397	8,142	13,778
Post-employment benefits	687	726	802
Equity-based compensation benefits	5,696	—	5,351

	14,780	8,868	19,931

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefits plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 31.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organizations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group has transactions with other state-controlled entities which include but not limited to the following:

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

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the Directors are of the opinion that the following related party transactions require disclosure of numeric details:

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

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interconnection revenues	11,257	11,342	11,230
Interconnection charges	4,912	7,377	9,150
Leased line revenues	786	596	696

Amounts due from/to other state-controlled telecommunications operators in the PRC are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB
Accounts receivable	827	704
Prepayments and other current assets	240	232

Total amounts due from other state-controlled telecommunications operators in the PRC	1,067	936

Accounts payable	393	630
Accrued expenses and other payables	5,484	85

Total amounts due to other state-controlled telecommunications operators in the PRC	5,877	715

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As of December 31, 2009 and 2010, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

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

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interest income	428	281	284
Interest expense	1,550	827	821

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB
Cash at bank	26,867	23,005
Time deposits with original maturity within three months	7,569	1,753
Time deposits with original maturity over three months	442	1,968

Total deposits at state-controlled banks in the PRC	34,878	26,726

Short-term loans	11,138	11,578
Long-term loans	4,485	3,054

Total loans from state-controlled banks in the PRC	15,623	14,632

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 14.

The Directors believe the above information provides meaningful disclosure of related party transactions.

31.	POST-EMPLOYMENT BENEFITS PLANS

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

The Group’s contributions for the year ended December 31, 2008, 2009 and 2010 were RMB2,647, RMB2,933 and RMB3,144 respectively.

The amount payable for contributions to defined contribution retirement plans as of December 31, 2009 and 2010 was RMB235 and RMB206 respectively.

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

During the years ended December 31, 2008, 2009 and 2010, 346 million, 0.2 million and 483 million stock appreciation right units were exercised respectively. For the year ended December 31, 2009 and 2010, compensation expense recognized by the Group in respect of stock appreciation rights were RMB56 and RMB592, respectively. For the year ended December 31, 2008, reversal of compensation expense of RMB148 was recognized by the Group in respect of stock appreciation rights as a result of decline in share price of the Company.

As of December 31, 2009 and 2010, the carrying amount of the liability arising from stock appreciation rights was RMB422 and RMB412 respectively. As of December 31, 2010, 417 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB412. As of December 31, 2009, 555 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB276.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	PRINCIPAL SUBSIDIARIES

Details of the Company’s wholly-owned subsidiaries as of December 31, 2010 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)		Principal activity

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392	Provision of system integration and consulting services

China Telecom (Hong Kong) International Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	10,000	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP	60 million	Provision of telecommunication services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC		500	Sales of telecommunication terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$	1	Provision of international value-added network services

Besttone E-commerce Co., Limited	Limited Company	December 17, 2010	PRC		100	Provision of e-commerce and booking services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortizes such fees over the expected customer relationship period of ten years. The related direct customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. Management estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If management’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

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

For the years ended December 31 2008, 2009 and 2010, provision for impairment losses of RMB24,167, RMB753 and RMB139 were made against the carrying value of property, plant and equipment (Note 7). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2010

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2010:

Effective for accounting period beginning on or after

Amendment to IAS 32, “Financial instruments: Presentation - Classification of Rights Issues”	February 1, 2010
IFRIC Interpretation 19, “Extinguishing Financial Liabilities with Equity Instruments”	July 1, 2010
Amendment to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters”	July 1, 2010
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
IAS 24 (revised), “Related Party Disclosures”	January 1, 2011
Amendments to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction – Prepayments of a Minimum Funding Requirement”	January 1, 2011
Amendments to IFRS 7, “Financial Instruments: Disclosures – Transfers of Financial Assets”	July 1, 2011
Amendments to IAS 12, “Income Taxes – Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
IFRS 9, “Financial Instruments”	January 1, 2013

The Group has not early adopted the above amendments, new standards and new interpretations. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that amendment to IAS 32, IFRIC Interpretation 19, amendment to IFRS 1 and amendments to IFRIC 14, IAS 19 are not applicable to the Group’s operations and the remaining above amendments, new standards and new interpretations are unlikely to have a significant impact on the Group’s results of operations and financial position.

36.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2010 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Exhibit Index

Exhibits	Description

1.1	Articles of Association (as amended) (English translation). (13)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

Exhibits	Description

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

Exhibits	Description

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

Exhibits	Description

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

Exhibits	Description

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary)

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.