Form 20-F
period 2011-12-31
CHINA TELECOM CORP LTD
filed 2012-04-30
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Ms. Yi Chen

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100033

Email: chenyi@chinatelecom.com.cn

Telephone: (+86-10) 5850 1508

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

As of December 31, 2011, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence ; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

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

The following table presents our selected financial data. The selected consolidated statement of financial position data as of December 31, 2010 and 2011, and the selected consolidated statement of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2009, 2010 and 2011, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statement of financial position data as of December 31, 2007, 2008 and 2009 and the selected consolidated statement of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2007 and 2008 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS.

The selected financial data reflect the acquisitions in 2007 and 2008 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions from China Telecom Group and Corporate Organization Restructuring” and “—Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

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

On October 1, 2008, we acquired from China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), or China Unicom, and China Unicom Corporation Limited, or CUCL, the entire CDMA Business and related assets and liabilities for a total consideration of RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of a RMB3,471 million reduction to the total consideration. The reduction represented a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. China Unicom is a company incorporated in Hong Kong whose shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, or NYSE. Our acquisition of the CDMA Business and related assets and liabilities was accounted for using the purchase method.

	As of or for the year ended December 31,
	2007 RMB	2008 RMB	2009 RMB	2010 RMB	2011 RMB	2011 US$
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Operating revenues	180,804	186,529	209,370	219,864	245,041	38,933
Operating expenses(2)	(143,775)	(182,162)	(187,318)	(196,412)	(220,912)	(35,099)
Operating income	37,029	4,367	22,052	23,452	24,129	3,834
Earnings/(losses) before income tax	33,039	(592)	18,569	20,311	22,014	3,498
Income tax	(7,214)	983	(4,382)	(4,846)	(5,416)	(861)
Profit attributable to equity holders of the Company	25,728	296	13,983	15,347	16,502	2,622
Basic earnings per share(3)	0.32	0.00	0.17	0.19	0.20	0.03
Basic earnings per ADS(3)	31.79	0.37	17.28	18.96	20.39	3.24
Cash dividends declared per share	0.08	0.08	0.08	0.07	0.07	0.01

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	21,427	27,866	34,804	25,824	27,372	4,349
Accounts receivable, net	16,979	17,289	17,438	17,328	18,471	2,935
Total current assets	44,110	55,499	60,936	55,245	59,576	9,466
Property, plant and equipment, net	326,663	296,376	283,550	272,478	268,877	42,720
Total assets	427,541	454,086	439,956	420,529	419,115	66,591
Short-term debt	67,767	83,448	51,650	20,675	9,187	1,460
Current portion of long-term debt	3,811	565	1,487	10,352	11,766	1,869

	As of or for the year ended December 31,
	2007 RMB	2008 RMB	2009 RMB	2010 RMB	2011 RMB	2011 US$
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in millions, except share numbers and per share and per ADS data)
Accounts payable	29,013	34,458	34,321	40,039	44,358	7,048
Total current liabilities	140,245	176,790	143,481	126,923	127,258	20,219
Long-term debt	34,148	39,226	52,768	42,549	31,150	4,949
Deferred revenues (including current portion)	15,486	11,444	8,462	6,203	4,805	763
Total liabilities	186,003	224,560	202,804	174,405	162,237	25,777
Equity attributable to equity holders of the Company	240,120	228,047	236,304	245,628	256,090	40,689

Consolidated Cash Flow Data:
Net cash from operating activities	75,783	76,756	74,988	75,571	73,006	11,599
Net cash used in investing activities(4)	(46,618)	(75,819)	(43,255)	(45,734)	(43,637)	(6,933)
Capital expenditures(4)	(46,847)	(46,652)	(40,311)	(41,597)	(48,495)	(7,705)
Net cash (used in) / generated from financing activities	(30,747)	5,585	(24,793)	(38,771)	(27,720)	(4,404)

(1)	Certain comparative financial data prior to January 1, 2011 presented herein have been restated as a result of the amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRSs). See Note 3 to our audited financial statements.
(2)	Includes an impairment loss in 2008 on property, plant and equipment of RMB24,167 million, which primarily represented an impairment loss on our Personal Handyphone System, or PHS, specific equipment of RMB23,954 million, an impairment loss in 2009 on property, plant and equipment of RMB753 million, which mainly represented impairment made in respect of our Digital Data Network, or DDN, specific equipment and an impairment loss in 2010 on property, plant and equipment of RMB139 million, which mainly represented impairment made in respect of certain of our obsolete telecommunications equipment.
(3)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2007, 2008, 2009, 2010 and 2011 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 20, 2011, a final dividend of RMB5,763 million (RMB0.071208 equivalent to HK$0.085 per share) for the year ended December 31, 2010 was declared, all of which has been fully paid.

Pursuant to a resolution passed at the Directors’ meeting on March 20, 2012, a final dividend of approximately RMB5,583 million (RMB0.068984 equivalent to HK$0.085 per share) for the year ended December 31, 2011 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 30, 2011 (RMB6.2939 to US$1.00 and HK$7.7663 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 20, 2012, the daily exchange rates reported by the Federal Reserve Board was RMB6.3080 to US$1.00 and HK$7.7613 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2011	6.3825	6.3534	October 2011	7.7884	7.7634
November 2011	6.3839	6.3400	November 2011	7.7957	7.7679
December 2011	6.3733	6.2939	December 2011	7.7851	7.7663
January 2012	6.3330	6.2940	January 2012	7.7674	7.7538
February 2012	6.3120	6.2935	February 2012	7.7559	7.7532
March 2012	6.3315	6.2975	March 2012	7.7678	7.7551
April 2012 (through April 20, 2012)	6.3150	6.2975	April 2012 (through April 20, 2012)	7.7660	7.7580

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2007, 2008, 2009, 2010 and 2011 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In particular, in January 2009, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 3G businesses nationwide. The licenses permit China Mobile Group, China Telecom Group and Unicom Group to provide 3G services based on TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. We have been authorized by China Telecom Group to operate 3G business nationwide based on CDMA2000 technology. China Mobile, China Unicom and our Company have all launched 3G services. However, we cannot assure you that: (i) our 3G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 3G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 3G services for us to deliver these services profitably; (iv) our competitors’ 3G, or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in implementing the CDMA2000 technology. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations.

In May 2010, the PRC State Council issued Several Opinions on Encouraging and Guiding the Healthy Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have continued decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile services. The number of our fixed-line subscribers decreased by 7.2% at the end of 2010 compared to that at the end of 2009 and further decreased by 3.1% at the end of 2011. Revenues from our wireline voice services decreased by 20.3% in 2010 compared to that in 2009 and further decreased by 20.4% in 2011. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 37.5% in 2009 to 28.4% in 2010 and 20.3% in 2011.

We have been taking various measures in order to mitigate the impact of loss of our wireline telephone subscribers and stabilize our revenues from wireline voice services. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Wireline Voice Services.” However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of wireline voice services by mobile voice services and other alternative means of communication or in slowing down the decline of our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus adversely affect our results of operations, financial condition and prospects as a whole.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 23, 2012. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to continue to transform our Company into a modern integrated information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks, expanding capacity or acquisitions of businesses or assets may be significant. Furthermore, in order for us to effectively respond to technological changes and more intensive competition, we may need to make substantial investments in the future.

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

We cannot assure you that we can obtain sufficient financing at commercially reasonable terms or at all. If adequate capital is not available on commercially reasonable terms, our growth potential and prospects could be materially and adversely affected. Furthermore, additional issuances of equity securities will result in dilution to our shareholders. Incurrence of debt would result in increased interest expense and could require us to agree to restrictive operating and financial covenants.

If we are not able to respond successfully and cost-efficiently to technological or industry developments, our business may be materially and adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. For example, we continue to make significant investment to improve our broadband network, including the upgrade of optic fiber coverage capacity. However, we may not be able to recover our investment as expected.

Our ability to respond to technological developments may also be adversely affected by external factors, some of which are beyond our control. For example, we have started to prepare for the application of Internet Protocol version 6, or IPv6, the next-generation Internet Protocol version, to our networks. However, the deployment of IPv6 depends on a number of external factors, including, among others, PRC domestic industry policies. If the future transition to IPv6 is delayed due to factors beyond our control, we may face obstacles in further developing our Internet-related business in the future. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

We face a number of risks relating to our Internet-related services.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access, and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We cannot assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

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

We are subject to an anti-monopoly investigation by the PRC National Development and Reform Commission over our pricing practices for Internet dedicated leased line access services to Internet service providers.

In 2011, the PRC National Development and Reform Commission, or the NDRC, initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted to the NDRC a proposal for enhancement initiatives as well as an application for suspension of investigation. We plan to carry out capacity expansion and reduce the price for direct interconnection with other backbone network operators, further standardize our tariff arrangement of Internet dedicated leased line access services, continue to upgrade our broadband access capacity and reduce the bandwidth unit price of Internet access for public customers. Our proposal of enhancement initiatives and application for suspension of investigation are being considered by the NDRC. In the event of any adverse determination by the NDRC investigation, we may be required to carry out additional remedial measures and/or subject to penalties being imposed on us.

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

In addition, these regulations and policies that govern the telecommunications industry in the PRC have experienced continuous changes in the past several years. The interpretation and enforcement of the PRC’s World Trade Organization commitments regarding telecommunications services may also affect telecommunications regulations. Possible future changes to regulations and policies of the PRC government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the PRC government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People’s Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in the PRC. We cannot be certain how this law will affect our business and operations and whether it will contain more stringent regulatory requirements than the current telecommunications regulations. Any significant future changes in regulations or policies that govern the telecommunications industry may have a material adverse effect on our business and operations.

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

In addition, under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the Ministry of Finance issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred by the telecommunications services providers in undertaking the “Village to Village” projects. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

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

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

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

During the economic recovery in the PRC that followed the 2008 global financial crisis, the PRC government implemented various policies to control inflation. For example, the PRC government introduced measures in 2011 in certain sectors to avoid overheating of the economy, including tighter bank lending policies and increases in bank interest rates. More recently, the PRC government has announced its intention to relax certain of these policies in response to slowing economic growth in the PRC in the second half of 2011 and the beginning of 2012. However, continued implementation of these or similar measures, or a variety of other factors, may cause a continued slowdown in the PRC economy, which, in turn, could significantly reduce business activities in the PRC, as well as the demand for our products and services, and thus materially and adversely affect our business, financial condition and results of operations.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter- bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the PRC government expanded the floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementing regulations, holders of our H shares or ADSs which are “non-resident enterprises” for the EIT Law’s purpose are subject to enterprise income tax at the rate of 10.0% with respect to dividends paid by us and income derived from sale of our H shares or ADSs, unless reduced under an applicable tax treaty. In addition, a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, is not subject to any PRC income tax with respect to dividends paid to it by us. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. Specifically, according to the Notice of the PRC State Administration of Taxation Concerning the Withholding Enterprise Income Tax on Dividend Distributed by PRC Resident Enterprises to Overseas Non-Resident Enterprise Holders of H shares issued in November 2008 and the Approval of the PRC State Administration of Taxation Concerning the Collection of Enterprise Income Tax on Dividend from B-shares Received by Non- Resident Enterprise issued in July 2009, when PRC resident enterprises distribute dividend to overseas non-resident enterprise holders of H shares for the year 2008 and the years thereafter, the 10.0% enterprise income tax will be withhold. The Company will withhold the 10.0% enterprise income tax when it pays dividend to holders of H shares or ADSs who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China.”

Furthermore, dividends paid by us to holders of our H shares or ADSs who are individuals outside the PRC are subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty. In addition, gains realized by individuals upon the sale or other disposition of our H shares or ADSs are temporarily exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares or ADSs who are individuals may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information—E. Taxation— People’s Republic of China.”

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

Our Acquisitions from China Telecom Group and Corporate Organization Restructuring

We carried out a series of acquisitions between 2003 and 2011, through which we acquired from China Telecom Group telecommunications operations conducted by its subsidiaries. As a result, we significantly expanded the geographical coverage and services of our operations in Mainland China.

In June 2007, we acquired from China Telecom Group and its wholly owned subsidiary China Huaxin Post and Telecommunications Development Center 100.0% equity interest in each of China Telecom (Hong Kong) International Limited, China Telecom System Integration Co., Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”).

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

On August 1, 2011 and December 1, 2011, E-surfing Pay Co., Ltd. and E-surfing Media Co., Ltd., two of our subsidiaries, acquired the e-commerce business and video media business from China Telecom Group.

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

Related Transactions

Acquisition of the CDMA Network by China Telecom Group. On July 27, 2008, China Telecom Group, Unicom Group, and Unicom New Horizon Mobile Telecommunications Company Limited, or Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, entered into a CDMA network disposal agreement, pursuant to which Unicom Group and Unicom New Horizon sold the CDMA cellular telecommunications network constructed by Unicom New Horizon, or the CDMA Network, to China Telecom Group for a consideration of RMB66,200 million, or the CDMA Network Acquisition. On October 1, 2008, China Telecom Group completed the acquisition of the CDMA Network.

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

Our Proposed Sale of Besttone E-Commerce Co., Ltd.

On April 28, 2011, we entered into an asset restructuring agreement with China Satcom Guomai Communications Co., Ltd., or Satcom Guomai, which is a subsidiary of China Telecommunications Corporation and listed on the Shanghai Stock Exchange. We have agreed to sell to Satcom Guomai our 100.0% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company primarily engaged in the provision of e-commerce and booking services, for an estimated consideration of RMB350 million, subject to adjustment. Satcom Guomai will pay the consideration by issuing to us a certain number of its shares with reference to the average trading price for the twenty trading days to April 1, 2011 (inclusive) of RMB14.92 per share, representing around 4.0% of its enlarged share capital. In March 2012, the relevant government approval for the transaction has been obtained, which approval will remain in effect for 12 months. We intend to complete the transaction within such period.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 23, 2012:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
Guangdong Rising Assets Management Co., Ltd.
6.94%
Jiangsu Guoxin Investment Group Co., Ltd.
1.18%
Zhejiang Financial Development Company
2.64%
Fujian Investment & Development Group Co., Ltd.
1.20%
China Telecom Corporation Limited
China Telecom Group Yellow Pages Information Company Ltd.
100%
China Telecom (Hong Kong) International Limited (Hong Kong)
100%
99%
China Telecom (Australia) Pty Ltd. (Australia)
100%
China Telecom (Singapore) Pte Limited (Singapore)
100%
China Telecom System Integration Co., Limited
100%
China Telecom (Americas) Corporation (Delaware, USA)
100%
China Telecom Best Tone Information Service Co., Limited
100%
China Telecom (Macau) Company Limited (1) (Macau)
1%
Tianyi Telecom Terminals Company Limited (2)
100%
E-surfing Pay Co., Ltd. (3)
100%
Besttone E-Commerce Co., Ltd. (4)
100%
E-surfing Media Co., Ltd.
100%
Shenzhen Shekou Telecommunications Company Limited
51%

(1)	Formerly known as China Unicom (Macau) Company Limited.
(2)	Formerly known as Unicom Huasheng Telecommunications Technology Co., Ltd.
(3)	Formerly known as Bestpay Co., Ltd.
(4)	We have agreed to sell our 100.0% equity interest in this company to Satcom Guomai. See “Item 4-Information on the Company—A. History and Development of the Company – Our Proposed Sale of Besttone E-Commerce Co., Ltd.”

In addition, our Company has a branch in each of 22 provinces, five autonomous regions and four centrally administered municipalities in the PRC. See “—Our Acquisition from China Telecom Group and Corporate Organization Restructuring” included elsewhere under this Item.

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

We are an integrated information service provider in the PRC with full-service capabilities. Following our acquisition of the CDMA Business in 2008, we began to offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other related services. See “—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

Since 2005, we have started to implement our business strategy of transformation from a traditional basic telecommunications service provider to a modern integrated information services provider. Specifically, we have enhanced our efforts in developing our non-voice services, such as Internet access services, value-added services and integrated information application services, while we continue to strengthen our traditional services such as the wireline voice services, in achieving a more structurally optimized business and enhanced competitive strength. We aim to provide differentiated and innovative services to create value for customers by leveraging on our integrated resources.

In January 2009, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 3G business nationwide based on CDMA2000 technology. We have been authorized by China Telecom Group to operate CDMA2000 3G mobile business in the PRC. We launched our CDMA2000 3G mobile services in March 2009 and have extended our CDMA2000 3G mobile services nationwide in the PRC.

Our Operation Strategy

In 2011, facing a complex economic situation and increasing market competition, we continued to pursue the strategy of differentiation, integration and innovation to achieve the scale development of our full-service operations. By taking advantage of the opportunities created by the rapid development of 3G services, smartphones and wireless Internet access services in 2011, we have further developed our high-growth services such as mobile, wireline broadband, and wireline integrated information application services. We have maintained the high growth rate of our mobile services and further solidified the competitive advantage of our broadband services. While continuing to optimize our business structure, we have effectively managed the risks related to our declining wireline voice services. Focusing on 3G services, we continued to improve our wireless Internet access services in 2011. We will continue the scale development of our business through innovation and quality services.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2009	2010	2011
Wireline Voice Services:
Local wireline access lines in service (in millions)	188.6	175.1	169.6
Residential	112.2	110.2	108.0
Government and enterprises	32.1	34.0	36.8
Public telephones	15.1	14.5	13.9
Wireless local access	29.2	16.4	10.9

Wireline local voice usage (in billion pulses)(1)	320.6	251.4	206.4
Domestic long distance wireline usage (in billion minutes) (2)	83.9	68.5	52.9
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.2	1.2	1.1
Mobile Voice Services:
Mobile subscribers (in millions)	56.1	90.5	126.5
Mobile voice usage (in billion minutes)	155.4	295.9	407.8
Internet Access Services:
Wireline broadband subscribers (in millions)	53.5	63.5	76.8
Value-added Services
Mobile SMS Usage (in billion messages)	15.1	33.1	49.9
Mobile Color Ring Tone subscribers (in millions)	32.6	54.2	75.4
Wireline caller ID service subscribers (in millions)	128.5	119.0	115.6
Wireline Color Ring Tone subscribers (in millions)	74.1	73.9	73.8

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

The total number of wireline telephone subscribers decreased to 169.6 million as of December 31, 2011 from 175.1 million as of December 31, 2010. As of December 31, 2011, we had less than 11 million PHS subscribers which contributed to 0.8% of our operating revenues in 2011.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total local wireline usage decreased by approximately 17.9% from 251.4 billion pulses in 2010 to 206.4 billion pulses in 2011. Total domestic long distance wireline usage was 52,937 million minutes in 2011, representing a decrease of approximately 22.8% from 68,544 million minutes in 2010. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2011 was 1,130 million minutes, representing a decrease of approximately 6.4% from 1,207 million minutes in 2010.

The decrease in the number of wireline telephone subscribers and our wireline voice service usage was primarily attributable to the continuing decline in tariffs for mobile services and the increasing penetration of mobile voice and other alternative communications means, such as VoIP. The rate of decrease has slowed down in 2011 compared to 2010 primarily as a result of our in-depth integration of wireline voice services with mobile, broadband, value-added and integrated information services, as well as marketing initiatives to promote usage.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2011, we continued to experience rapid growth in our mobile services. In 2011, the number of subscribers of our mobile services increased by 36.0 million to 126.5 million as of December 31, 2011. The number of subscribers of our 3G services increased by 24.0 million to 36.3 million as of December 31, 2011, representing 28.7% of our mobile subscribers. The mobile voice usage increased to 407.8 billion minutes in 2011 from 295.9 billion minutes in 2010.

In 2011, we continued to focus on further developing our 3G services. We seek to further expand our mobile subscriber base through marketing efforts in open channel sales of mobile handsets, in particular 3G smartphone models. In March 2012, we began to offer iPhone 4S and launched related marketing initiatives, which are expected to benefit our long term growth but may have an adverse effect on our profitability in the short term.

In addition, we continued to enhance the scale development of industry-specific applications to attract government and enterprise subscribers.

Internet Access Services

Our Internet access services consist of wireline Internet access services, including dial-up and broadband services, and wireless Internet access services. Internet access services have become increasingly important in our revenue structure. We offer Internet access services through integrated and customizable service plans along with other services, which creates the synergy that mutually benefits our Internet access, mobile and other services.

In 2011, we launched the project of “Broadband China • Fiber Cities” to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. As of December 31, 2011, we provided 8Mbps broadband access in substantially all of our service regions. The number of our wireline broadband subscribers increased by 21.0% from 63.5 million as of December 31, 2010 to 76.8 million as of December 31, 2011. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network. As of December 31, 2011, we have established close to 0.6 million Wi-Fi access points in the PRC, where our customers can have Internet access.

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

Our mobile value-added products primarily consist of (i) function-based services, such as mobile Color Ring Tone services, multimedia messaging services, or MMS and email services, (ii) content-based services and applications, such as content services relating to music, videos and books, as well as (iii) industry-specific applications for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital and integrated eSurfing Radio-frequency identification, or RFID. Our broad portfolio of mobile Internet products and applications has gained wide market acceptance and contributed to the development of our mobile value-added services. The usage volumes of music and video content services through our mobile network increased significantly. Our industry-specific applications continue to gain market acceptance.

The number of subscribers to our wireline caller ID services was 115.6 million as of December 31, 2011, a decrease from 119.0 million as of December 31, 2010. The usage volume of our mobile SMS increased by 50.8% from 33.1 billion messages in 2010 to 49.9 billion messages in 2011. The number of subscribers to our mobile Color Ring Tone services increased to 75.4 million as of December 31, 2011 from 54.2 million as of December 31, 2010.

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

In 2011, our integrated information application services continued to expand. To further enhance these services, we seek to develop services incorporating new technologies such as cloud computing and Internet of Things.

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

In 2011, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales, rental, repairs and maintenance of equipment.

Our Customers and Brand Management

In 2011, we continued to promote our full-service brand names under our enterprise brand “China Telecom,” improved our brand management system, and further enhanced “eSurfing” as our leading brand name through, among others, providing contents for our “eSurfing” 3G smartphones. Benefiting from the leading “eSurfing” brand name, we promoted the coordinated development of our other customer-based brands such as “BizNavigator” and “One Home.” We also launched “eSurfing Fly Young” to target the youth market. As of the end of 2011, the number of subscribers of “BizNavigator” increased to approximately 6.1 million, or a 22.1% increase over 2010. The number of our “One Home” subscribers increased to approximately 56.0 million, or a 15.6% increase over 2010.

Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “eSurfing.”

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

Currently, all domestic long distance wireline services using public switched telephone network, or PSTN, are charged at the unified rate with a discount rate during off-peak hours.

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

With respect to international roaming of our mobile voice services, we settle roaming revenues with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators.

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

Internet Access Services, Value-added Service and Integrated Information Application Services

Internet access services, value-added services and integrated information application services are classified as “market-based” for purpose of tariff determination by relevant regulatory authorities.

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

International Roaming

We provide both CDMA and Global System for Mobile Communications, or GSM, international roaming services to our subscribers, which allow them to access mobile telecommunications services and use voice, SMS and data services while they are physically outside of their registered service area but in the coverage areas of other mobile telecommunications networks in other countries and regions with which we or our GSM roaming sponsor have roaming arrangements.

As of December 31, 2011, subscribers of our CDMA mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local network operators. A CDMA mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

In order to achieve the scaled development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we focused on the development of key industry-specific applications for government agencies, corporations and financial institutions, to drive the scale development of mid-to-high-end mobile subscriber base. For the student market, we emphasize the marketing of smartphones, broadband and eSurfing products and services. We promoted customer-selected service packages to our residential customers and have increased the synergy between our mobile services and wireline broadband services. We seek to further expand our business in the rural areas through establishing distribution channels, bundled promotional plans and organized marketing activities. For the overseas market, we continue to focus on overseas carriers, overseas Chinese companies and multinational corporations. Our overseas network coverage continues to expand, while we are improving our overseas distribution channels.

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to large enterprises, communities and rural areas; (ii) electronic-based service channel such as customer service hotlines and online service centers; (iii) business outlet channel, including self-owned and third-party business outlets; and (iv) mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores, collectively, the open channel. As part of our strategy to provide integrated services, we continue to enhance information sharing with respect to information relating to sales and distribution across the integrated sales and distribution channel network. In 2011, sales in our self-owned business outlets increased primarily due to the adoption of new sales practices and marketing initiatives targeting holidays. Open channel sales continue to grow through cooperation with well-known electronics chain stores, top retail stores and their affiliated stores. In 2011, we gained approximately 58% of our new mobile subscribers though open channel sales, and open channel handset sales accounted for approximately 69% of our total handset sales.

In 2011, we continued to leverage on the growing mobile subscriber base to invigorate the handset value chain, and further stimulated the handset supply and sales through subsidies and direct supply to sales outlets. In 2011, approximately 60 million CDMA handsets were sold, including approximately 34 million Evolution-Data Optimized handsets. The portfolio of handsets offered was further enriched with price performance factors further enhanced. As of December 31, 2011, over 500 models of 3G handsets were available to our customers, including certain star 3G handsets priced around RMB1,000 per unit.

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

We lease CDMA network capacity from China Telecom Group and have the exclusive right to use and operate the CDMA network to provide our CDMA mobile services. We expect to acquire China Telecom Group’s CDMA network in 2012, which acquisition, if proposed by our Board of Directors, will be subject to the consideration and approval by our shareholders meeting pursuant to relevant regulatory requirements and corporate governance procedures.

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

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 21.9% of our total amount of annual purchases in 2011. Purchases from our largest supplier of telecommunications equipment accounted for approximately 9.4% of our total amount of annual purchases in 2011.

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

Since the PRC’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services will be subject to a limit of 49.0%. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

In May 2010, the PRC State Council issued Several Opinions on Encouraging and Guiding the Healthy Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

•	For mobile voice and data services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49.0%.

•	For value-added telecommunications services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 50.0%.

•	For fixed line services:

•	there is no longer any geographic restriction and the ownership shall be no more than 49.0%.

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

The MIIT (or the MII prior to March 2008) issued several Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, in October 2005, January 2007 and April 2009, respectively, which provide for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators. In October 2009, the MIIT issued a Notice on Adjustment to Settlement Standards for Interconnection Fees of Telecommunications Network, which provides for settlement arrangement standards for certain network interconnections between telecommunications operators. The following table sets forth selected interconnection revenues sharing and settlement arrangements for local calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Mobile operator	Wireline local operator

(1) Mobile operator collects the cellular usage charge from its subscribers

(2) Mobile operator pays RMB0.06 per minute to wireline operator. Starting January 1, 2010, mobile operator (China Mobile) pays RMB0.012 per minute to wireline operator for calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users).

Wireline local operator	Mobile operator

(1) Wireline operator collects the usage charge from its subscribers

(2) No revenues sharing or settlement prior to June 1, 2010. Wireline operator pays RMB0.001 per minute to mobile operator after June 1, 2010

Wireline local operator A	Wireline local operator B

(1) operator A collects the usage charge from its subscribers

(2) In the case of local calls from operator A not using operator B’s local inter-district trunk circuit, operator A pays 50.0% of usage charge to operator B

(3) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A pays no more than RMB0.06 per minute to operator B

Mobile operator A	Mobile operator B

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. Starting January 1, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B for calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users).

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for PSTN domestic long distance calls:

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

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for PSTN international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

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

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for IP long distance calls:

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

(1) Operator C collects the IP long distance charges from its subscribers

(2) Operator C pays RMB0.06 per minute to operator B on the terminating end

(3) No settlement between operator C and operator A on the originating end

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) operator A collects the tariff from its subscribers (2) operator A pays RMB0.03 per SMS to Operator B

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for MMS:

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

In 2011, we paid approximately RMB104 million of usage fees for the telecommunications network numbers and approximately RMB65 million of frequency usage fees, respectively.

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

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the PRC government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in the PRC as transitional measures prior to the official implementation of a universal service obligation framework. Accordingly, China Telecom Group has initiated “Village to Village” projects. By the end of 2011, China Telecom Group had invested in the construction of network facilities in certain remote villages of 20 provinces and autonomous regions. We have been requested by China Telecom Group to operate and maintain such network facilities from 2006 onwards, and China Telecom Group will compensate us for all the related expenses. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 volunteer regions (cities) and enterprises for the first trial. Following the completion of the first trial in December 2011, the State Council announced 42 additional regions (cities) for the second phase of the trial. We are in the process of implementing the second phase of the trial in selected cities. The PRC government may promulgate new regulations or adjust relevant policies corresponding to the implementation of the three-network convergence policy in the future.

C.	Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

D.	Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007, March 31, 2008, and August 25, 2010, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Centralized Services Agreements.”

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

The selected consolidated financial statements data as of and for the years ended December 31, 2009 and 2010 under this Item 5 was restated to reflect the effect of the change in accounting policies upon the adoption of the amendments to IFRS 1 in 2011. See Note 3 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Overview

We are an integrated information service provider in the PRC. We offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, managed data and leased line services and other related services. We continue to leverage our full-service capabilities to further enhance our integrated and differentiated development of operation of wireline, mobile and Internet access services, and to distinguish us from our competitors.

We are the leading provider of wireline telecommunications services in our service regions in the PRC, consisting of Anhui Province, Beijing Municipality, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province.

Following our acquisition of China Telecom System Integration Co., Limited, China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation pursuant to an Equity Purchase Agreement we entered into with China Telecom Group on June 15, 2007, we began to offer leased line and related services in certain countries in the Asia Pacific region and North and South America.

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in the mainland PRC and Macau, which were previously operated by China Unicom and launched our 3G services in March 2009.

Financial Overview

Our operating revenues increased by 11.5%, from RMB219,864 million in 2010 to RMB245,041 million in 2011. The increase was mainly attributable to revenues growth from mobile voice services, Internet access services and other services. Our total operating expenses increased by 12.5%, from RMB196,412 million in 2010 to RMB220,912 million in 2011. The increase in operating expenses was primarily due to increases in network operation and support expenses selling, general and administrative expenses and other operating expenses to support the full services operation so as to ensure our sustainable and healthy development. Our operating income increased by 2.9%, from RMB23,452 million in 2010 to RMB24,129 million in 2011. The profit attributable to equity holders of the Company increased from RMB15,347 million in 2010 to RMB16,502 million in 2011.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues:
Wireline voice services(1)	78,432	37.5%	62,498	28.4%	49,764	20.3%
Mobile voice services(2)	20,027	9.6	28,906	13.1	38,628	15.8
Internet access services(3)	51,567	24.6	63,985	29.1	74,992	30.6
Value-added services(4)	21,533	10.3	22,571	10.3	25,529	10.4
Integrated information application services(5)	12,659	6.0	15,519	7.1	20,473	8.4
Managed data and leased line services(6)	11,499	5.5	12,389	5.6	14,273	5.8
Other services(7)	12,502	6.0	13,499	6.1	21,284	8.7
Upfront connection fees(8)	1,151	0.5	497	0.2	98	0.0

Total operating revenues	209,370	100.0%	219,864	100.0%	245,041	100.0%

(1)	Represents the aggregate revenues from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(2)	Represents the aggregate revenues from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(3)	Represents revenues from broadband Internet access services.
(4)	Represents revenues from wireline value-added services, mobile value-added services and Internet value-added services, including caller ID services, SMS, ring tone services, Internet data center and IP-VPN services.
(5)	Represents revenues from integrated information application services, including voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(6)	Represents revenues from managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of our wireline telecommunications networks and equipment.
(7)	Represents revenues from sale, rental and repairs and maintenance of equipment.
(8)	Represents the amortized amount of the upfront fees received for initial activation of wireline services.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2009 (restated)		2010 (restated)		2011
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	52,784	25.2%	52,215	23.7%	51,224	20.9%
Network operations and support expenses(1)(2)	43,721	20.9	47,432	21.6	52,912	21.6
Selling, general and administrative expenses(1)	40,507	19.3	42,130	19.2	48,741	19.9
Personnel expenses	32,857	15.7	35,529	16.2	39,167	16.0
Other operating expenses	17,449	8.3	19,106	8.7	28,868	11.8

Total operating expenses	187,318	89.5%	196,412	89.3%	220,912	90.2%

(1)	Excluding related personnel expenses.
(2)	Including impairment loss on property, plant and equipment.

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2009 (restated)		2010 (restated)		2011
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	209,370	100.0%	219,864	100.0%	245,041	100.0%
Operating expenses	187,318	89.5%	196,412	89.3%	220,912	90.2%
Operating income	22,052	10.5%	23,452	10.7%	24,129	9.8%
Profit attributable to equity holders of the Company	13,983	6.7%	15,347	7.0%	16,502	6.7%
Net cash from operating activities	74,988	—	75,571	—	73,006	—

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

For the year ended December 31, 2008, an impairment loss on property, plant, and equipment of RMB24,167 million was recognized, which primarily represented an impairment loss on PHS specific equipment of RMB23,954 million. The primary factor causing the impairment loss was lower revenues expected to be generated from this equipment following our acquisition of the CDMA Business in 2008. For the year ended December 31, 2009, an impairment loss on property, plant, and equipment of RMB753 million was primarily recognized on DDN specific equipment. This was mainly due to the decrease in customer demand for DDN services and its technology being gradually substituted by other technologies, resulting in a significant decrease in the revenues generated from DDN specific equipment. For the year ended December 31, 2010, an impairment on property, plant and equipment of RMB139 million was recognized on certain of our obsolete telecommunication equipment. For the year ended December 31, 2011, no provision for impairment loss was made against the carrying value of property, plant and equipment.

Revenues Recognition for Upfront Connection and Installation Fees

We defer the recognition of upfront fees for activation of wireline services and wireline installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortized over the same expected customer relationship period. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenues would change for future periods. There have been no changes to the estimated customer relationship period in any of the three years ended December 31, 2011.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2011:

	Year Ended December 31,
	2009	2010	2011
	(RMB in millions)
At beginning of year	2,118	2,073	2,024
Allowance for doubtful debts	1,787	1,567	1,383
Accounts receivable written off	(1,832)	(1,616)	(1,465)

At end of year	2,073	2,024	1,942

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2011 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2011:

Effective for accounting period beginning on or after
Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters”	July 1, 2011
Amendments to IFRS 7, “Financial instruments: Disclosures — Transfers of Financial Assets”	July 1, 2011
Amendments to IAS 12, “Income taxes - Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
Amendments to IAS 1, “Presentation of financial statements — Presentation of Items of Other Comprehensive Income”	July 1, 2012
IFRS 10, “Consolidated Financial Statements”	January 1, 2013
IFRS 11, “Joint Arrangements”	January 1, 2013
IFRS 12, “Disclosure of Interests in Other Entities”	January 1, 2013
IFRS 13, “Fair Value Measurement”	January 1, 2013
IAS 27, “Separate Financial Statements (2011)”	January 1, 2013
IAS 28, “Investments in Associates and Joint Ventures (2011)”	January 1, 2013
Revised IAS 19, “Employee Benefits”	January 1, 2013
IFRIC 20, “Stripping costs in the production phase of a surface mine”	January 1, 2013
Amendments to IFRS 7, “Financial instruments: Disclosures — Offsetting financial assets and financial liabilities”	January 1, 2013
Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards — Government Loans”	January 1, 2013
Amendments to IAS32, “Financial instruments: Presentation — Offsetting financial assets and financial liabilities”	January 1, 2014
IFRS 9, “Financial Instruments”	January 1, 2015

We have not adopted the amendments, new standards and interpretations listed above. We are in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2011. So far we believe that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, but it is unlikely to have a significant impact on our financial position and results of operations.

A.	Operating Results

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Revenues

Our operating revenues increased by RMB25,177 million, or 11.5%, from RMB219,864 million in 2010 to RMB245,041 million in 2011. This increase was primarily driven by the revenues growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenues from wireline voice services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 20.4%, from RMB62,498 million in 2010 to RMB49,764 million in 2011. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communication, which continued to divert revenues from wireline voice services. Revenues from our wireline voice services accounted for 20.3% of our operating revenues in 2011, compared to 28.4% in 2010.

Mobile Voice Services. Revenues from our mobile voice services increased by 33.6%, from RMB28,906 million in 2010 to RMB38,628 million in 2011, representing 15.8% of our operating revenues in 2011, compare to 13.1% in 2010. This increase was primarily due to the rapid expansion of our mobile services subscriber base. The number of our mobile services subscribers increased to 126.5 million as of December 31, 2011, representing an increase of 39.7% from 90.5 million as of December 31, 2010.

Internet Access Services. Revenues from our Internet access services increased by 17.2% from RMB63,985 million in 2010 to RMB74,992 million in 2011, representing 30.6% of our operating revenues. This increase was primarily due to the continuing expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 76.8 million as of December 31, 2011, representing an increase of 13.3 million or, 21.0%, from 63.5 million as of December 31, 2010. The revenues attributable to mobile Internet access services in 2011 was RMB13,301 million, representing an increase of 47.5% from RMB9,020 million in 2010.

Value-Added Services. Revenues from our value-added services increased by 13.1% from RMB22,571 million in 2010 to RMB25,529 million in 2011, representing 10.4% of our operating revenues in 2011. This increase was primarily due to increased revenues from our mobile value-added services, partially offset by a decrease in revenues from wireline value-added services mainly as a result of our declining PHS services. The revenues attributable to mobile value-added services in 2011 was RMB12,067 million, compared to RMB7,858 million in 2010.

Integrated Information Application Services. Revenues from our integrated information application services increased by 31.9% from RMB15,519 million in 2010 to RMB20,473 million in 2011, representing 8.4% of our operating revenues in 2011. This increase was primarily due to the rapid development of our IT applications and services and “Best Tone” services. The revenues attributable to mobile integrated information application services in 2011 was RMB4,172 million, representing an increase of 117.3% from RMB1,920 million in 2010.

Managed Data and Leased Line Services. Revenues from our managed data and leased line services increased by 15.2%, from RMB12,389 million in 2010 to RMB14,273 million in 2011, representing 5.8% of our operating revenues in 2011. This increase was primarily due to the increasing revenues from domestic circuits leasing services, the IP-VPN services, and optic fiber leasing, driven by the increasing demand from customers for network resources and informatisation.

Other Services. Revenues from other services increased by 57.7%, from RMB13,499 million in 2010 to RMB21,284 million in 2011. The increase in revenues from other services was primarily due to the increase in sales of mobile terminal equipment. The revenues attributable to other mobile services in 2011 was RMB14,453 million, representing an increase of 132.0% from RMB6,231 million in 2010.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized as revenues over a 10-year period. Due to a regulation change effective as of July 1, 2001 that abolished all surcharges in relation to telecommunications services, we ceased charging upfront connection fees to new subscribers. In June 2011, we fully amortized the remaining upfront connection fee of RMB98 million, representing a decrease of 80.3% from RMB497 million in 2010.

Operating Expenses

Total operating expenses increased by 12.5%, from RMB196,412 million in 2010 to RMB220,912 million in 2011. The increase in operating expenses was primarily due to increased network operations and support expenses, selling, general and administrative expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 1.9%, from RMB52,215 million in 2010 to RMB51,224 million in 2011, mainly due to our continuous stringent control of capital expenditure in 2011. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 23.7% in 2010 to 20.9% in 2011.

Network Operations and Support Expenses. Our network operations and support expenses increased by 11.6%, from RMB47,432 million in 2010 to RMB52,912 million in 2011, which was primarily attributable to the increased CDMA network capacity lease fees. Our CDMA network capacity lease fee increased by 42.7% from RMB13,320 million in 2010 to RMB19,011 million in 2011, corresponding to the increase in our mobile services revenues during such period.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 15.7% from RMB42,130 million in 2010 to RMB48,741 million in 2011. The increase was primarily due to the increased marketing expenditure for our mobile services and broadband services.

Personnel Expenses. Personnel expenses increased by 10.2%, from RMB35,529 million in 2010 to RMB39,167 million in 2011. This increase was primarily attributable to our performance based incentive schemes to motivate talents and our frontline employees.

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB28,868 million in 2011, increased by 51.1% from RMB19,106 million in 2010, largely corresponding to an increase in sales of mobile terminal equipments.

Net Finance Costs

In 2011, our net finance costs decreased by 37.4% from RMB3,600 million in 2010 to RMB2,254 million in 2011. Our interest expense decreased by 28.6%, or RMB1,085 million, from RMB3,795 million in 2010 to RMB2,710 million in 2011, mainly due to the decreased amount of our interest bearing debts in 2011 compared to 2010.

The net exchange gain was RMB51 million in 2011, compared to a net exchange loss of RMB92 million in 2010, which was mainly due to the appreciation of RMB against the Japanese Yen in 2011. According to the exchange rates published by the People’s Bank of China on December 31, 2011, the exchange rate of Renminbi appreciated by 0.2% against the Japanese Yen from December 31, 2010.

Income Tax

In 2011, our income tax expense was RMB5,416 million with an effective tax rate of 24.6%. Our expected income tax expense at our statutory tax rate of 25.0% in 2011 would be RMB5,503 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to our branches located in special economic zones of China and certain subsidiaries. See Note 25 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

According to the EIT Law and its implementing regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit,” as defined in the EIT Law, has been revised to 25.0%. In addition, entities that are taxed at preferential rates are subject to a five-year transition period from January 1, 2008 during which the tax rates will gradually be increased to the unified rate of 25.0%. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, such as some branches of ours, which were previously taxed at the preferential rate of 15.0%, are 18.0%, 20.0%, 22.0%, 24.0% and 25.0% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB16,502 million in 2011, with a net margin of 6.7%, compared to profit attributable to equity holders of the Company of RMB15,347 million with a net margin of 7.0% in 2010.

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating Revenues

Our operating revenues grew by RMB10,494 million, or 5.0%, from RMB209,370 million in 2009 to RMB219,864 million in 2010. This increase was primarily driven by the revenues growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenues from wireline voice services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 20.3%, from RMB78,432 million in 2009 to RMB62,498 million in 2010. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communication, such as VoIP, which continued to divert revenues from wireline voice services, as well as a decrease in revenues from our PHS services. Revenues from our wireline voice services accounted for 28.4% of our operating revenues in 2010, compared to 37.5% in 2009.

Mobile Voice Services. Revenues from our mobile voice services increased by 44.3%, from RMB20,027 million in 2009 to RMB28,906 million in 2010, representing 13.1% of our operating revenues in 2010, compare to 9.6% in 2009. This increase was primarily due to the rapid expansion of our mobile services subscriber base. The number of our mobile services subscribers increased to 90.5 million as of December 31, 2010, representing an increase of 61.4% from 56.1 million as of December 31, 2009.

Internet Access Services. Revenues from our Internet access services increased by 24.1% from RMB51,567 million in 2009 to RMB63,985 million in 2010, representing 29.1% of our operating revenues. This increase was primarily due to the continuing expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 63.5 million as of December 31, 2010, representing an increase of 10.0 million or, 18.7%, from 53.5 million as of December 31, 2009. The revenues attributable to mobile Internet access services in 2010 was RMB9,020 million, representing an increase of 139.9% from RMB3,760 million in 2009.

Value-Added Services. Revenues from our value-added services increased by 4.8% from RMB21,533 million in 2009 to RMB22,571 million in 2010, representing 10.3% of our operating revenues in 2010. This increase was primarily due to increased revenues from our mobile value-added services, partially offset by a decrease in revenues from wireline value-added services mainly as a result of our declining PHS services. The revenues attributable to mobile value-added services in 2010 was RMB7,858 million, compared to RMB5,602 million in 2009.

Integrated Information Application Services. Revenues from our integrated information application services increased by 22.6% from RMB12,659 million in 2009 to RMB15,519 million in 2010, representing 7.1% of our operating revenues in 2010. This increase was primarily due to the rapid development of our IT applications and services and “Best Tone” services. The revenues attributable to mobile integrated information application services in 2010 was RMB1,920 million, representing an increase of 216.3% from RMB607 million in 2009.

Managed Data and Leased Line Services. Revenues from our managed data and leased line services increased by 7.7%, from RMB11,499 million in 2009 to RMB12,389 million in 2010, representing 5.6% of our operating revenues in 2010. This increase was primarily due to the increasing revenues in leased circuits services, the IP-VPN services, and leased equipment for system integration and Mega-Eye services, driven by the increasing demand from customers for network resources and informatisation.

Other Services. Revenues from other services increased by 8.0%, from RMB12,502 million in 2009 to RMB13,499 million in 2010. The increase in revenues from other services was primarily due to the increase in sales of mobile terminal equipment and system integration equipment. The revenues attributable to other mobile services in 2010 was RMB6,231 million, representing an increase of 10.9% from RMB5,617 million in 2009.

Upfront Connection Fees. Upfront connection fees represent the amortized amount of the upfront fees received from the initial activation of our wireline services. These upfront fees are deferred and amortized as revenues over a 10-year period. Due to a regulation change effective as of July 1, 2001 that abolished all surcharges in relation to telecommunications services, we ceased charging upfront connection fees to new subscribers. Consequently, the amortized amount decreased by 56.8%, from RMB1,151 million in 2009 to RMB497 million in 2010. We expect the remaining upfront connection fee of RMB98 million to be fully amortized in 2011.

Operating Expenses

Total operating expenses increased by 4.9%, from RMB187,318 million in 2009 to RMB196,412 million in 2010. The total operating expenses included impairment losses on property, plant and equipment of RMB753 million and RMB139 million recognized in 2009 and 2010, respectively. The increase in operating expenses was primarily due to increased network operations and support expenses, selling, general and administrative, personnel expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 1.1%, from RMB52,784 million in 2009 to RMB52,215 million in 2010, mainly due to our continuous stringent control of capital expenditure in 2010. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 25.2% in 2009 to 23.7% in 2010.

Network Operations and Support Expenses. Our network operations and support expenses, which included impairment losses on property, plant and equipment, increased by 8.5%, from RMB43,721 million in 2009 to RMB47,432 million in 2010, which was primarily attributable to the increased CDMA network capacity lease fees and the increased expenditure in network maintenance and our Transformation Business. Our CDMA network capacity lease fee increased by 58.9% from RMB8,383 million in 2009 to RMB13,320 million in 2010, corresponding to the increase in our mobile service revenues during that period.

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

Personnel Expenses. Personnel expenses increased by 8.1%, from RMB32,857 million in 2009 to RMB35,529 million in 2010. This increase was primarily attributable to the enhancement of our performance-based incentive schemes of the frontline employees.

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

Net Finance Costs

In 2010, our net finance costs decreased by 17.7% from RMB4,375 million in 2009 to RMB3,600 million in 2010. Our interest expense decreased by 19.7%, or RMB929 million, from RMB4,724 million in 2009 to RMB3,795 million in 2010. The decreases were mainly due to our increased repayment of the bank loans and other loans in 2010.

The net exchange loss was RMB92 million in 2010, while the net exchange gain was RMB67 million in 2009, which was mainly due to the depreciation of RMB against the Japanese Yen in 2010. According to the exchange rates published by the People’s Bank of China on December 31, 2010, the exchange rate of Renminbi depreciated by 10.1% against the Japanese Yen from December 31, 2009.

Income Tax

In 2010, our income tax expense was RMB4,846 million with an effective tax rate of 23.9%. Our expected income tax expense at our statutory tax rate of 25.0% in 2010 would be RMB5,078 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the exclusion of the upfront connection fees from taxable revenues and the preferential income tax rate of 22.0% or 15.0% applied to some of our branches located in special economic zones and in the western region of the PRC. See Note 25 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15.0% from 2004 to 2010, such as some branches of ours, remains at 15.0% in 2008, 2009 and 2010 and will be increased to 25.0% from January 1, 2011.

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB15,347 million in 2010, with a net margin of 7.0%, compared to profit attributable to equity holders of the Company of RMB13,983 million with a net margin of 6.7% in 2009.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(RMB in millions)
Net cash generated from operating activities	74,988	75,571	73,006
Net cash used in investing activities	(43,255)	(45,734)	(43,637)
Net cash used in financing activities	(24,793)	(38,771)	(27,720)

Increase/(decrease) in cash and cash equivalents	6,940	(8,934)	1,649

Cash and cash equivalents increased by 6.0%, from RMB25,824 million as of December 31, 2010, of which 91.2% was denominated in RMB to RMB27,372 million as of December 31, 2011, of which 94.4% was denominated in RMB. Our net cash inflow was RMB1,649 million in 2011, as compared with a net cash outflow of RMB8,934 million in 2010.

Our principal source of liquidity is cash generated from operating activities, which was RMB73,006 million in 2011, a decrease of RMB2,565 million from RMB75,571 million in 2010.

Net cash used in investing activities decreased by RMB2,097 million from RMB45,734 million in 2010 to RMB43,637 million in 2011 primarily as a result of an increase in proceeds from the disposal of assets compared to 2010, and the payment of purchase price for the CDMA business of RMB5,374 million in 2010, which was partially offset by increased capital expenditure.

Net cash used in financing activities was RMB27,720 million in 2011 compared to RMB38,771 million net cash used in financing activities in 2010. This decrease in cash outflow was primarily due to our decreased repayment of bank loans and other loans in 2011.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB67,682 million as of December 31, 2011, compared to a deficit of RMB71,678 million as of December 31, 2010.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2012. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2011, we had available credit facilities of RMB118,970 million with major domestic commercial banks, from which we can draw upon. We intend to fund our planned acquisition of China Telecom Group’s CDMA network in 2012, if consummated, by means to be determined by taking into account our liquidity needs, the condition of the capital markets and other relevant factors, and in the interest of the Company and our shareholders.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
Short-term debt	51,650	20,675	9,187
Current portion of long-term debt	1,487	10,352	11,766
Current portion of finance lease obligations	18	—	—
Long-term debt, excluding current portion	52,768	42,549	31,150

Total debt	105,923	73,576	52,103

Our short-term debt constituted 17.6% of our total debt as of December 31, 2011. The weighted average interest rate of our short-term debt was 5.9% as of December 31, 2011, representing an increase of 1.6 percentage points from that as of December 31, 2010.

Our total debt decreased by RMB21,473 million from RMB73,576 million as of December 31, 2010 to RMB52,103 million as of December 31, 2011, primarily due to our repayment of a portion of bank loans and other debts. Our debt-to-asset ratio (total debt divided by total assets) decreased from 17.5% in 2010 to 12.4% in 2011. We believe that our Company has maintained a solid capital structure.

Our long-term debt (including current portion) decreased from RMB52,901 million as of December 31, 2010 to RMB42,916 million as of December 31, 2011. In addition, our short-term debt decreased from RMB20,675 million as of December 31, 2010 to RMB9,187 million as of December 31, 2011.

Of our total debt as of December 31, 2011, 94.7%, 3.1%, 1.3% and 0.9% were denominated in Renminbi, Japanese Yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2011 may differ from the amounts indicated below.

	Year Ended December 31,
	2010	2011	2012 (Planned)
	(RMB in millions)
Total capital expenditure	43,037	49,551	54,000

In 2011, we continued to increase investment in upgrading our broadband network to improve the coverage of our optic fiber network as well as the connection speed. Focusing on investment return, we continued to improve our capital expenditure structure and control capital expenditure in connection with traditional wireline voice services and telecommunications infrastructure. In 2011, our capital expenditure was RMB49,551 million, an increase of 15.1% from RMB43,037 million in 2010.

Our capital expenditure for 2012 is projected to be approximately RMB54,000 million, a portion of which will be invested in the project “Broadband China • Fiber Cities,” through which we seek to upgrade bandwidth access capacity of our broadband network across cities nationwide.

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

As of December 31, 2011, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2011:

	Payable in
	Total	2012	2013	2014	2015	2016	After 2016
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	9,187	9,187	—	—	—	—	—
Long-term debt	42,916	11,766	10,188	20,049	89	89	735
Interest payable	4,375	1,951	1,404	970	7	7	36
Operating lease commitments	21,103	18,182	782	600	413	450	676
Capital commitments	6,369	6,369	—	—	—	—	—

Total contractual obligations	83,950	47,455	12,374	21,619	509	546	1,447

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 20, 2011, election of new members and re-election of current members of the Board of Directors was conducted which resulted in the fourth session of the Board of Directors, consisting of 14 directors with eight Executive Directors, one Non-Executive Director, and five Independent Non-Executive Directors, each having a term of office of three years.

Effective as of July 13, 2011, Mr. Shang Bin resigned from his positions as an Executive Director, the President and the Chief Operating Officer of our Company. Effective as of March 20, 2012, Mr. Zhang Chenshuang retired from his positions as an Executive Director and Executive Vice President of our Company. The Board of Directors has appointed Mr. Ke Ruiwen as an Executive Vice President of our Company effective as of March 20, 2012, and proposed that he be appointed as an Executive Director of our Company subject to approval at the shareholders’ meeting. Our Board of Directors currently consists of 12 directors with six Executive Directors, one Non-Executive Director, and five Independent Non-Executive Directors.

The following table sets forth certain information concerning our current directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Wang Xiaochu	54	Chairman of the Board of Directors and Chief Executive Officer
Yang Jie	50	Executive Director, President and Chief Operating Officer
Wu Andi	57	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	56	Executive Director and Executive Vice President
Li Ping	58	Executive Vice President
Yang Xiaowei	48	Executive Director and Executive Vice President
Sun Kangmin	55	Executive Director and Executive Vice President
Ke Ruiwen	49	Executive Vice President
Li Jinming	60	Non-Executive Director
Wu Jichuan	74	Independent Non-Executive Director
Qin Xiao	64	Independent Non-Executive Director
Tse Hau Yin, Aloysius	64	Independent Non-Executive Director
Cha May Lung, Laura	62	Independent Non-Executive Director
Xu Erming	62	Independent Non-Executive Director
Yung Shun Loy, Jacky	49	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Gao Jinxing	49	Financial Controller

Wang Xiaochu, age 54, is the Chairman of the Board of Directors and Chief Executive Officer of our Company. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang Province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Group, President of China Telecommunications Corporation, and Chairman and Non-Executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and the Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications, or the MPT Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Yang Jie, age 50, is an Executive Director of our Company and has been the President and Chief Operating Officer of our Company since November 2, 2011. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration, or DBA, from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 28 years of operational and managerial experience in the PRC telecommunications industry.

Wu Andi, age 57, is an Executive Director, Executive Vice President and Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor’s degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Madam Wu studied in the master of business administration program at the Guanghua School of Management, Peking University from 2002 to 2003 and received an executive master’s degree of business administration. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Ms. Wu has 30 years of economic and financial management experience in the telecommunications industry in the PRC.

Zhang Jiping, age 56, is an Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications, or the DGT, of the MPT, a Deputy Director General and Director of the Telecommunications Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 30 years of experience in network operation and management in the telecommunications industry in the PRC.

Li Ping, age 58, is an Executive Vice President of our Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of our Company, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also a Vice President of China Telecommunications Corporation, and Chairman of the Board of Directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 36 years of operational and managerial experience in the telecommunications industry in the PRC.

Yang Xiaowei, age 48, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the China United Telecommunications Corporation, Vice President of the China United Telecommunications Corporation, Director of China United Telecommunications Corporation and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of CUCL and Chairman of Unicom Huasheng. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Sun Kangmin, age 55, is an Executive Director and Executive Vice President of our Company. He is a senior engineer. He holds a bachelor’s degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 28 years of operational and managerial experience in the telecommunications industry in the PRC.

Ke Ruiwen, age 49, is an Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 26 years of operational and managerial experience in the telecommunications industry in China.

Li Jinming, age 60, is a Non-Executive Director of our Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate program of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Wu Jichuan, age 74, is an Independent Non-Executive Director of our Company. He is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the MPT, Deputy Director of the PRC Committee of the Radio Management, Vice Leader of the Informatization Leading Group of the State Council, Minister of the MII, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National People’s Congress.

Qin Xiao, age 64, is an Independent Non-Executive Director of our Company. He has a Ph.D. in economics from University of Cambridge. He is an Independent Non-Executive Director of HKR International Limited, AIA Group Limited and China World Trade Center Company Limited. Mr. Qin is a member of the Eleventh Chinese People’s Political Consultative Conference and a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation, or CITIC, and Chairman of CITIC Industrial Bank. Mr. Qin was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board. Mr. Qin also served as Chairman of APEC Business Advisory Council for the Year 2001. His papers and books in economics, management and social transformation have been published in China and abroad.

Tse Hau Yin, Aloysius, age 64, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. Mr. Tse was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants. Mr. Tse is a former president and a current member of the Audit Committee of the Hong Kong Institute of Certified Public Accountants. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 62, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the Eleventh National People’s Congress of the PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference Shanghai Committee, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, and a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is also an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She is member of the Banking & Capital Markets Industry Agenda Council 2011 of the World Economic Forum and a member of the Yale School of Management Board of Advisors. Mrs. Cha served as a Vice Chairwoman of the China Securities Regulatory Commission from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairwoman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University in 1982.

Xu Erming, age 62, is an Independent Non-Executive Director of our Company. He is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Professor Xu has conducted research in the areas of strategic management, organizational theories, international management and education management. He has completed numerous research projects sponsored by the PRC National Natural Science Foundation, the PRC National Social Science Foundation and other institutions in the PRC. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. He previously lectured at the State University of New York at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Yung Shun Loy, Jacky, age 49, is the Assistant Chief Financial Officer, Qualified Accountant and Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor’s degree in laws and a bachelor’s degree in social sciences. Mr. Yung has over 20 years of experience in auditing, and acting as company secretary and senior financial management member of listed companies.

Gao Jinxing, age 49, is the Financial Controller of the Company. Mr. Gao is a senior economist and has a master’s degree. Mr. Gao served as the Deputy Chief Economist and Head of Financial Planning and Supply Department of Fuzhou Telecommunications Bureau, Deputy Director General and Chief Accountant of Sanming Posts and Telecommunications Bureau, Deputy Director and Director of Finance Department of the Posts and Telecommunications Administration of Fujian province, Deputy General Manager, and the Financial Controller and the Chairman of the Labour Union of China Telecom Fujian branch.

There is no family relationship between any of our directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. At the annual general meeting held on May 20, 2011, the shareholders of the Company approved the expansion of our supervisory committee by one member to six Supervisors. One member of our supervisory committee must be an employee representative elected by our employees. The remaining members must be appointed by shareholders at a general meeting. The term of office of our Supervisors is three years, which is renewable upon re-election or re-appointment. On May 20, 2011, Mr. Mao Shejun replaced Mr. Ma Yuzhu as the employee representative Supervisor of the Company, and Mr. Du Zuguo was appointed at the annual general meeting as a Supervisor of the Company.

The following table sets forth certain information concerning our Supervisors:

Name	Age	Position
Miao Jianhua	60	Chairman of the Supervisory Committee
Zhu Lihao	71	Independent Supervisor
Mao Shejun	58	Supervisor (Employee Representative)
Xu Cailiao	48	Supervisor
Han Fang	39	Supervisor
Du Zuguo	49	Supervisor

Miao Jianhua, age 60, is Chairman of the Supervisory Committee of our Company. He is the head of the Discipline Inspection Division of China Telecom Group. Mr. Miao obtained a master’s degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as a Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the Chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited and Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Zhu Lihao, age 71, is an Independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of the PRC, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Mao Shejun, age 58, has been an Employee Representative Supervisor of the Supervisory Committee of our Company since May 20, 2011. Mr. Mao is currently the Vice Chairman of the Labour Unions of our Company and China Telecom Group. Mr. Mao holds a master’s degree in management from the Australian National University. Mr. Ma served as Human Resources Officer of the former Hubei Posts and Telecommunications Administration and Managing Director of the Human Resources Department of our Company. Mr. Mao is a senior economist and has over 30 years of experience in operation and management in the telecommunications industry.

Xu Cailiao, age 48, is a Supervisor of the Supervisory Committee of our Company. Mr. Xu is a senior manager of the Sideline Industrial Management Department of China Telecom Group. He is also a Director of Strategic Marketing (Domestic) Department of China Communications Services Corporation Limited. He graduated from the Law School of Peking University with a master’s degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring, Managing Director of the Hong Kong branch of Irico Group and Director of the Corporate Strategy Department of the Company. He was qualified to practice law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Han Fang, age 39, is a Supervisor of the Supervisory Committee of our Company. Ms. Han is a Vice President of China Telecom (Hong Kong) International Ltd. Ms. Han graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in engineering management in 1995. She obtained a master’s degree in business administration from the Norwegian School of Management in 2007. She worked in finance-related areas when serving in the China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecom Group. Ms. Han is an international internal auditor, a qualified accountant in the PRC and a senior accountant and has 17 years of finance and audit experience.

Du Zuguo, age 49, has been a Supervisor of the Supervisory Committee of our Company since May 20, 2011. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of our Company), Chairman and Chief Executive Officer of Zhejiang venture capital fund of funds management Co., Ltd., and Chairman of Zhejiang SME Re-guarantee Co., Ltd. Mr. Du served as Section Chief, Deputy Director General and Director General of Zhoushan Finance and Local Tax Bureau in Zhejiang province. Mr. Du is a Chinese Communist Party Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

B.	Compensation

Compensation of Directors and Supervisors

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and Supervisors as a group for the year ended December 31, 2011 was approximately RMB16.9 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2011
Executive Directors
Wang Xiaochu	—	350	339	1,400	60	2,149
Shang Bing(1)	—	237	227	—	50	514
Yang Jie	—	311	305	1,120	52	1,788
Wu Andi	—	304	305	1,120	53	1,782
Zhang Jiping	—	304	305	1,120	52	1,781
Zhang Chenshuang(2)	—	304	305	—	53	662
Yang Xiaowei	—	304	305	—	52	661
Sun Kangmin	—	304	305	1,120	52	1,781

Non-Executive Directors
Li Jinming	—	—	—	—	—	—

Independent Non-Executive Directors
Wu Jichuan	176	—	—	—	—	176
Qin Xiao	178	—	—	—	—	178
Tse Hau Yin	405	—	—	—	—	405
Cha May Lung	184	—	—	—	—	184
Xu Erming	176	—	—	—	—	176

Supervisors
Miao Jianhua	—	304	305	—	53	662
Ma Yuzhu(3)	—	69	319	—	27	415
Mao Shejun(3)	—	166	450	933	53	1,602
Xu Cailiao	—	93	307	513	43	956
Han Fang	—	92	302	513	42	949
Du Zuguo(3)	—	—	—	—	—	—

Independent Supervisor
Zhu Lihao	88	—	—	—	—	88

Total	1,207	3,142	4,079	7,839	642	16,909

(1)	Mr. Shang Bing resigned as an executive director of the Company, effective July 13, 2011.
(2)	Mr. Zhang Chenshuang retired as an executive director of the Company, effective March 20, 2012.
(3)	On May 20, 2011, Mr. Mao Shejun replaced Mr. Ma Yuzhu as the employee representative supervisor of the Company, and Mr. Du Zuguo was appointed as a supervisor of the Company.

Discretionary Bonuses for Executive Directors

Compensation of our Executive Directors is determined pursuant to our director compensation plans thereof approved and adopted in 2008 and 2011 by the Board of Directors and the Remuneration Committee. Under the director compensation plan, Executive Directors receive discretionary bonuses subject to achievement of certain performance targets. The amounts of discretionary bonuses are reviewed and determined annually, with reference to certain financial indicators of the preceding year. Independent directors and non-executive directors do not receive any discretionary bonus.

Discretionary Bonuses for Employee Supervisors

Certain of our supervisors are also our employees. Such employee supervisors are entitled to receiving discretionary bonuses under our compensation policies that are generally applicable to all employees. The amounts of such discretionary bonuses are determined with reference to the performance of the department in which an employee serves as well as his or her individual performance. The amounts of discretionary bonuses are reviewed and determined annually, based on the review of performance in the preceding year. Non-employee supervisors do not receive any discretionary bonus from our Company.

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

In March 2003, we approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25.0%, 50.0%, 75.0% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, we approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25.0%, 50.0%, 75.0% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, we approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of six years from the date of grant and an exercise price of HK$2.85 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25.0%, 50.0%, 75.0% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

During the years ended December 31, 2009, 2010 and 2011, 0.2 million, 483 million and 412 million stock appreciation right units were exercised, respectively.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2009, compensation expense recognized in respect of stock appreciation rights was RMB56 million. For the year ended December 31, 2010, compensation expense recognized in respect of stock appreciation rights was RMB592 million. For the year ended December 31, 2011, compensation expense recognized in respect of stock appreciation rights was RMB328 million.

C.	Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 20, 2011, election of new members and re-election of current members of the Board of Directors were conducted and this election generated the fourth session of the Board of Directors consisting of 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors, each having a period of office of three years. The term of the fourth session of the Board of Directors ends on the day of our annual general meeting in 2014, upon which the fifth session of the Board of Directors will be elected. None of the service contracts with our directors provide benefits to them upon termination.

Effective as of July 13, 2011, Mr. Shang Bin resigned from his position as an executive director, the President and the Chief Operating Officer of our Company. Effective as of March 20, 2012, Mr. Zhang Chenshuang retired from his position as an executive director and Executive Vice President of our Company. The Board of Directors has appointed Mr. Ke Ruiwen as an executive vice president of our Company effective as of March 20, 2012, and proposed he be appointed as an executive director of our Company subject to approval at the shareholders’ meeting. Our Board of Directors currently consists of 12 directors with six executive directors, one non- executive director, and five independent non-executive directors.

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xu Erming. They are all independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board of Directors in March 2005 and amended in March 2009 and in December 2011, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification, independence, selection and appointment of independent auditors, and approval of services provided by the independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective internal control system including the adequacy of resources and qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company as well as the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2011, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s financial statements, assessment of the qualifications, independence and performance of independent auditors and appointment of independent auditors, effectiveness of internal control, internal audit and related party transactions. The Audit Committee received quarterly reports in relation to the internal audit and related party transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and attestation report, followed up with the recommendations proposed by our independent auditors, reviewed the annual report, and communicated independently with the auditors.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of four members, Mr. Xu Erming, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Tse Hau Yin, Aloysius, all of whom are independent non-executive directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board of Directors in March 2005 and amended in December 2011, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, making recommendations to the Board of Directors on our overall remuneration policies and structure relating to compensation of directors and senior management, reviewing and approving the management’s remuneration proposals, determining the remuneration packages of all Executive Directors and senior management, making recommendations to the Board of Directors on the remuneration of Non-Executive Directors and reviewing and approving severance compensation of directors and senior management.

The Remuneration Committee held one meeting in 2011.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Wu Jichuan, Mr. Tse Hau Yin, Aloysius, Ms. Cha May Lung, Laura and Mr. Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board of Directors and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board of Directors in September 2005 and amended in December 2011, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board on the appointment or re-appointment of directors and succession planning for directors.

The Nomination Committee held one meeting in 2011.

Independent Director Committee

The Independent Director Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Director Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Director Committee did not hold any meeting in 2011 as there was no renewal of any related party transactions agreement which needs to be reviewed.

D.	Employees

General

As of December 31, 2011, we had 309,799 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009		2010		2011
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	50,206	16.1%	49,124	15.7%	49,455	16.0%
Sales and marketing	160,780	51.4	161,569	51.8	159,374	51.4
Operations and maintenance	99,904	32.0	99,704	31.9	98,801	31.9
Others	1,630	0.5	1,925	0.6	2,169	0.7

Total	312,520	100.0%	312,322	100.0%	309,799	100.0%

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

As of December 31, 2011, our Assistant Chief Financial Officer, Qualified Accountant and Company Secretary, Mr. Yung Shun Loy, Jacky, held 156,000 H shares, representing 0.00112% of the total number of H shares and 0.00019% of the total number of all outstanding shares in our Company.

Apart from those disclosed herein, as of December 31, 2011, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 23, 2012 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned		Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317		85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653		8.37%	6.94%
H shares	JPMorgan Chase & Co.	2,787,807,757	(1)	20.09%	3.44%
H shares	RFS Holdings B.V.	2,087,518,664	(2)	15.04%	2.58%
H shares	BlackRock, Inc.	1,273,370,613	(3)	9.18%	1.57%
H shares	Commonwealth Bank of Australia	1,117,484,681		8.05%	1.38%

(1)	Includes (i) 1,627,739,289 shares held by JPMorgan Chase & Co. in long position, or Long Position, as defined under the Securities and Futures Ordinance of Hong Kong, or the SFO, representing 11.73% of the total number of H shares and 2.01% of the total number of all outstanding shares; (ii) 12,741,386 shares held by JPMorgan Chase & Co. in short position, or Short Position, as defined under the SFO, representing 0.09% of the total number of H shares and 0.02% of the total number of all outstanding shares; and (iii) 1,147,327,082 shares held by JPMorgan Chase & Co. as a lending agent on behalf of its clients in a lending pool as defined under the SFO, representing 8.27% of the total number of H shares and 1.42% of the total number of all outstanding shares.
(2)	Includes (i) 907,191,530 shares held by RFS Holdings B.V. in Long Position, representing 6.54% of the total number of H shares and 1.12% of the total number of all outstanding shares, and (ii) 1,180,327,134 shares held by RFS Holdings B.V. in Short Position, representing 8.51% of the total number of H shares and 1.46% of the total number of all outstanding shares.
(3)	Includes (i) 1,181,412,010 shares held by BlackRock, Inc. in Long Position, representing 8.51% of the total number of H Shares and 1.46% of the total number of all outstanding shares, and (ii) 91,958,603 shares held by BlackRocks, Inc. in Short Position, representing 0.66% of the total number of H Shares and 0.11% of the total number of all outstanding shares.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at Kai Xuan Hua Mei Da Hotel, 15/F, No. 9, 1 Ming Yue Yi Road, Dongshan District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 270 Park Avenue, New York 10017, U.S.A. RFS Holdings B.V. is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, the Netherlands. BlackRock, Inc. is located at 40 East 52nd Street, New York 10022, U.S.A. Commonwealth Bank of Australia is located at Ground Floor, Tower 1, 201 Sussex Street, Sydney NSW, Australia.

Based solely on information contained in an Amendment No.4 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the U.S. Securities Exchange Commission, or SEC, on February 9, 2012 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,135,952,545 H shares of our Company, or the FRI Shares, representing approximately 8.2% of the total number of our H shares outstanding as of December 31, 2011, were beneficially owned either by investment companies that were direct or indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 9, 2012.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 23, 2012, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

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

Our independent non-executive directors have confirmed that all connected transactions for the year ended December 31, 2011 to which our Company was a party:

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

Ongoing Related Party Transactions between Us and China Telecom Group

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group for the year ended December 31, 2011:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	625
Net expenses for interconnection settlement	450
Lease of property from China Telecom Group	373
Lease of property to China Telecom Group	39
Provision of IT services by China Telecom Group	692
Provision of IT services to China Telecom Group	365
Provision of supplies procurement services by China Telecom Group	2,764
Provision of supplies procurement services to China Telecom Group	1,642
Provision of engineering services by China Telecom Group	8,293
Provision of community services by China Telecom Group	2,362
Provision of ancillary telecommunications services by China Telecom Group	7,878
Lease of CDMA network capacity from China Telecom Group(1)	15,860
Lease of optic fibers from China Telecom Group	61

(1)	Net off the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB3,151 million.

Centralized Services Agreement

Pursuant to the centralized services agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralized services include centralized business management and operational services provided by the Company to China Telecommunications Corporation in relation to key corporate customers, its network management center and business support center. Centralized services also include the provision of certain premises by China Telecommunications Corporation to the Company and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Company. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties, such as restoration maintenance, the annual utilization fee and related service cost shall be determined on a pro rata basis according to the actual utilization each year. When both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. The utilization fee shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Centralised Services Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator with respect to a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Company to China Telecommunications Corporation.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Interconnection Settlement Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local pricing authorities. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Property Leasing Framework Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), each of the Company and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party including office automation and software testing. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Company or China Telecommunications Corporation and/or its associates are no less favorable than those offered by an independent third-party provider, the Company or China Telecommunications Corporation and/or its associates may give priority to using the services provided by the other party.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the IT Services Framework Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Company with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1) the government-prescribed prices (if any);

(2) where there are no government-prescribed prices, the government-guided prices (if any);

(3) where there are neither government-prescribed prices nor government-guided prices, the market prices (if any), which are the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4) where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Community Services Framework Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecommunications Corporation and/or its associates and the Company provide each other with supplies procurement services, including the comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at: (1) not more than 1.0% of the contract value for procurement of imported telecommunications supplies; or (2) not more than 3.0% of the contract value for the procurement of domestic telecommunications supplies and other domestic non-telecommunication materials. The pricing basis for the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Supplies Procurement Services Framework Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company supervision and management of services relating to construction, design, equipment installation and testing and/or services as the main contractors for the construction and supervision of engineering projects. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or construction of engineering projects with a value of over RMB2 million shall be determined by referring to the tender price.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Engineering Framework Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Company with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Ancillary Telecommunications Services Framework Agreement for a further term expiring on December 31, 2012. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA network capacity lease agreement signed between the Company and China Telecommunications Corporation on July 27, 2008 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “CDMA Network Capacity Lease Agreement”), China Telecommunications Corporation agreed to lease its capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA services in its service areas. The leasing fee is 28.0% of the Company’s CDMA service revenues per year (which is calculated by the total revenues from the CDMA services operations minus any upfront non-refundable revenues arising out of the CDMA operations and any revenues from sale of telecommunications products in connection with the CDMA operations, as derived from the Company’s financial statements). Regardless of the revenues of the CDMA operations, the minimum annual leasing fee shall be 90.0% of the total amount of the leasing fee paid by the Company to China Telecommunications Corporation in the previous year. As the Company started to pay the leasing fee from October 1, 2008, there was no minimal annual leasing fee for 2008 and 2009. The cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted the Company an option to purchase the CDMA Network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the CDMA Network Capacity Lease Agreement for a further term expiring on December 31, 2012.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

Pursuant to the strategic agreement signed between the Company and China Communications Services Corporation Limited (“China Communications Services”) on August 30, 2006 and the related supplemental agreements (collectively, the “Strategic Agreement”), the Company agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to the design, implementation and supervision of the communications engineering projects provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communications Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services annually with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant provincial branches of the Company in that year. China Communications Services will offer at least 5.0% price discount to the Company based on the applicable standard prices for the services in connection with the design, implementation and supervision of communications engineering. Meanwhile, the Company agreed that, in the period between January 1, 2007 and December 31, 2009, if the terms relating to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services annually with a total value of no less than RMB1,780 million annually.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement include: design, implementation and supervision of the communications engineering projects, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favorable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, where the terms and conditions of services provided by either party to the Strategic Agreement are the same as those provided by an independent third party in respect of the same services, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

The Company and China Communications Services entered into a supplemental agreement on October 29, 2009 to renew the Strategic Agreement for a further term expiring on December 31, 2012.

The Strategic Agreement does not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements with the Company (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement), which cover the transactions contemplated under the Strategic Agreement. These frameworks agreements are subject to annual caps, and the proposed annual caps for the transactions under the Strategic Agreement are subsumed under the annual caps of these framework agreements.

Trademark License Agreement

China Telecommunications Corporation has registered a number of trademarks, and is in the process of registering other trademarks with the Trademark Office. Under the trademark license agreement, dated September 10, 2002, and the related supplemental agreements (collectively, the “Trademark License Agreement”), China Telecommunications Corporation has granted to the Company a right to use its registered trademarks and its trademarks pending registration on a royalty-free basis.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Trademark License Agreement for a further term expiring on December 31, 2012. The Company may renew the Trade Mark License Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Optic Fiber Leasing Agreement

The Company leases from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which the Company’s telecommunications services are dependent upon, under the Optic Fiber Leasing Agreement dated September 10, 2002 and the related supplemental agreements (collectively, the “Optic Fiber Leasing Agreement”). The rent payable by the Company to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on negotiations between the parties with reference to the market price. In addition, The Company agreed to be responsible for the maintenance of these optic fibers within those service regions.

The Company and China Telecommunications Corporation entered into a supplemental agreement on August 25, 2010 to renew the Optic Fiber Leasing Agreement for a further term expiring on December 31, 2012. The Company may renew the Optic Fiber Leasing Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Our Proposed Sale of Besttone E-Commerce Co., Ltd.

See “Item 4. Information on the Company—A. History and Development of the Company— Our Proposed Sale of Besttone E-Commerce Co., Ltd.”

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2011, the aggregate outstanding principal amount of such loans was RMB820 million, which bear interest at fixed rates ranging from 3.9% to 4.9% per annum and are repayable within one year. See Note 15 to our audited financial statements included elsewhere in this report for details of interest paid and payable to China Telecom Group with respect to such loans.

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

In 2011, the NDRC initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted to the NDRC a proposal for enhancement initiatives as well as an application for suspension of investigation, which are being considered by the NDRC.

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 20, 2011, a final dividend of RMB5,763 million (RMB0.071208 equivalent to HK$0.085 per share) in respect of the year ended December 31, 2010 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 20, 2012, a final dividend of approximately RMB5,583 million (RMB0.068984 equivalent to HK$0.085 per share) for the year ended December 31, 2011 was proposed for shareholders’ approval at the annual general meeting.

The declaration and payment of dividends for years following 2011 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board of Directors will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2011 and April 23, 2012, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2011 and April 23, 2012, there were, respectively, 55 and 54 registered holders of American depositary receipts evidencing 4,927,550 and 5,293,232 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2007	7.22	3.35	97.00	42.49
2008	7.00	2.00	90.85	26.17
2009	4.35	2.58	55.53	32.11
2010	4.36	3.20	56.09	40.72
2011	5.23	4.08	67.13	52.68
Quarterly
First Quarter, 2010	3.89	3.20	50.09	40.72
Second Quarter, 2010	4.02	3.34	52.00	42.41
Third Quarter, 2010	4.36	3.65	55.99	46.76
Fourth Quarter, 2010	4.35	3.88	56.09	49.78
First Quarter, 2011	4.75	4.08	61.00	52.68
Second Quarter, 2011	5.19	4.33	65.66	55.86
Third Quarter, 2011	5.23	4.39	67.13	56.12
Fourth Quarter, 2011	5.07	4.34	66.51	55.96
First Quarter, 2012	4.74	4.00	60.87	52.00
Monthly
October 2011	5.07	4.63	66.51	59.97
November 2011	4.84	4.57	63.42	58.74
December 2011	4.70	4.34	60.65	55.96
January 2012	4.52	4.00	58.53	52.00
February 2012	4.74	4.30	60.75	55.58
March 2012	4.71	4.16	60.87	53.61
April 2012 (through April 26)	4.26	4.11	55.12	52.23

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We may only distribute dividends from our retained earnings as determined in accordance with the accounting principles of the PRC or IFRS, whichever is lower, after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund of 10.0% of our profit, as determined in accordance with PRC accounting rules; and

•	allocations to a discretionary common reserve fund if approved by the shareholders.

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

Voting Rights and Shareholders’ Meetings

Our Board of Directors will convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding fiscal year. Our Board of Directors must convene an extraordinary general meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10.0% or more of our issued and outstanding voting shares so request(s) in writing;

•	whenever our Board of Directors deems necessary or our supervisory board so requests; or

•	whenever two or more of our independent directors so request.

Resolutions proposed by shareholder(s) holding 5.0% or more of the total voting shares shall be included in the agenda for the relevant annual general meeting if they are within the functions and powers of shareholders in general meetings.

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

Liquidation Rights

In the event of our liquidation, the H shares will rank pari passu with the domestic shares, and any of our assets remaining after payment (in order of priority) of (a) the costs of liquidation (b) wages and social insurance fees payable to or for our employees, (c) outstanding taxes and (d) bank loans, and company bonds and other debts, will be divided among our shareholders in accordance with the class of shares and their proportional shareholdings.

Increases in Share Capital

Under our Articles of Association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by two-thirds of all shareholders and two-thirds of each of the class of domestic shares and the H shares, respectively. No such approval is required if, but only to the extent that, we issue domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20.0% of the number of domestic shares and H shares then outstanding, respectively, in any 12-month period, as already approved by two-thirds of all shareholders. New issues of shares must also be approved by relevant PRC authorities.

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

Restrictions on Large or Controlling Shareholders

Our Articles of Association define a controlling shareholder as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the Board of Directors;

•	has the power to exercise, or to control the exercise of, 30.0% or more of our voting rights;

•	holds 30.0% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

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

We have appointed Computershare Hong Kong Investor Services Limited to act as the registrar of our H shares. This registrar maintains our register of holders of H shares at our offices in Hong Kong and enters transfers of H shares in such register upon the presentation of the documents described above.

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

Taxation of Dividends

Individual Investors. According to the PRC Provisional Regulations Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the PRC Individual Income Tax Law and its implementing regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20.0%. For a foreign individual who is not a PRC resident, the receipt of dividends from a PRC company is normally subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty.

Enterprises. According to the EIT Law and its implementing regulations, dividends paid by a PRC company to a foreign enterprise which is a “non-resident enterprise,” which is established under the law of a non-PRC jurisdiction and has no establishment or residence in the PRC or whose dividends from the PRC do not relate to its establishment or residence in the PRC, are subject to a 10.0% tax, unless reduced by an applicable tax treaty. A resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, is not subject to any PRC income tax with respect to dividends paid to it by a PRC company.

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

Under the PRC-US Treaty, the PRC may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10.0% of the gross amount of such dividend. It is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares or ADSs representing an interest in the Company of 25.0% or more, but this position is uncertain and the PRC authorities may take a different position. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the PRC-US Treaty, (ii) does not maintain a permanent establishment or fixed base in the PRC to which H shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the PRC-US Treaty with respect to income and gains derived in connection with the H shares or ADSs.

Taxation of Capital Gains

With respect to individual holders of H shares or ADSs, the PRC Individual Income Tax Law and its implementation regulations stipulate that gains realized on the sale of equity shares would be subject to income tax at a rate of 20.0%, and empower the Ministry of Finance to draft detailed tax rules on the mechanism for collecting such tax subject to approval of the State Council. However, as of the date of this annual report, no such tax rules have been enacted and no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares or ADSs may be subject to capital gains tax at the rate of 20.0% unless such tax is reduced or eliminated by an applicable double-taxation treaty. If tax on capital gains from the sale of H shares or ADSs become applicable, it is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares or ADSs representing an interest in our Company of 25.0% or more, but this position is uncertain and the PRC authorities may take a different position.

Under the EIT Law and its implementing regulations, capital gains realized by a foreign enterprise which is a “non-resident enterprise” upon the sale of the overseas-listed shares of a PRC company are subject to a 10.0% tax, unless reduced by an applicable double-taxation treaty. Capital gains realized by a resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, are subject to the PRC enterprise income tax.

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

Estate Tax. No liability for estate tax under PRC law will arise from non-PRC nationals holding H shares or ADSs.

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

United States

Material United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10.0% or more of our voting stock;

•	a person that holds H shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a U.S. holder, as described below, whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenues Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the PRC-US Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15.0% provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income.

You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15.0% tax rate.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

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

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2.0% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition” and “—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2011 and 2010, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2011:

	Expected Maturity
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,410	—	—	—	—	—	1,410	1,410
Japanese yen	21	—	—	—	—	—	21	21
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	69	—	—	—	—	—	69	69
Other currencies	39	—	—	—	—	—	39	39
Time deposits
United States dollars	—	—	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen

	Expected Maturity
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Fixed rate	1,603	—	—	—	—	—	1,603	1,603
Average interest rate	2.7%	—	—	—	—	—
Debts in United States dollars
Fixed rate	42	42	42	43	43	363	575	546
Average interest rate	2.2%	1.3%	1.2%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	33	73	69
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	28	22	26	27	27	267	397	365
Average interest rate	1.8%	1.3%	1.3%	1.3%	1.3%	1.3%
Variable rate	6	6	6	6	6	58	88	81
Average interest rate(1)	2.0%	2.0%	1.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	4	29	24
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011.

As of December 31, 2010:

	Expected Maturity
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	2,130	—	—	—	—	—	2,130	2,130
Japanese yen	15	—	—	—	—	—	15	15
Euro	1	—	—	—	—	—	1	1
Hong Kong dollars	112	—	—	—	—	—	112	112
Other currencies	15	—	—	—	—	—	15	15
Time deposits
United States dollars	160	—	—	—	—	—	160	160
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	206	1,384	—	—	—	20	1,610	1,608
Average interest rate	3.6%	2.7%	—	—	—	2.6%
Debts in United States dollars
Fixed rate	44	45	45	46	44	426	650	607
Average interest rate	2.3%	2.2%	1.3%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	43	83	77
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	30	33	26	29	28	315	461	421
Average interest rate	1.9%	1.8%	1.3%	1.3%	1.3%	1.3%
Variable rate	1	7	7	7	7	69	98	88
Average interest rate(1)	2.0%	2.0%	2.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	11	36	30
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2010.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2010 and 2011, our debt consisted of fixed and variable rate debt obligations with maturities from 2011 to 2040 and from 2012 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2010 and 2011, respectively.

As of December 31, 2011:

	Expected Maturity
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	17,531	10,105	19,962	—	—	10	47,608	46,467
Average interest rate	3.7%	4.2%	4.6%	—	—	5.9%
Variable rate	1,730	—	—	—	—	—	1,730	1,730
Average interest rate(1)	6.1%	—	—	—	—	—
Debts in Japanese yen
Fixed rate	1,603	—	—	—	—	—	1,603	1,603
Average interest rate	2.7%	—	—	—	—	—
Debts in United States dollars
Fixed rate	42	42	42	43	43	363	575	546
Average interest rate	2.2%	1.3%	1.2%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	33	73	69
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	28	22	26	27	27	267	397	365
Average interest rate	1.8%	1.3%	1.3%	1.3%	1.3%	1.3%
Variable rate	6	6	6	6	6	58	88	81
Average interest rate(1)	2.0%	2.0%	1.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	4	29	24
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011

As of December 31, 2010:

	Expected Maturity
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	29,862	10,036	9,924	19,945	—	—	69,767	65,603
Average interest rate	4.3%	3.7%	4.2%	4.6%	—	—
Variable rate	871	—	—	—	—	—	871	871
Average interest rate(1)	4.9%	—	—	—	—	—
Debts in Japanese yen
Fixed rate	206	1,384	—	—	—	20	1,610	1,608
Average interest rate	3.6%	2.7%	—	—	—	2.6%
Debts in United States dollars
Fixed rate	44	45	45	46	44	426	650	607
Average interest rate	2.3%	2.2%	1.3%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	43	83	77
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	30	33	26	29	28	315	461	421
Average interest rate	1.9%	1.8%	1.3%	1.3%	1.3%	1.3%
Variable rate	1	7	7	7	7	69	98	88
Average interest rate(1)	2.0%	2.0%	2.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	11	36	30
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2010

Item 12.	Description of Securities Other than Equity Securities.

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

With respect to certain expenses incurred by us in connection with our depositary facility in 2011, including expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$31,649 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$131,942 in connection with the administration of the ADR program and other services provided to our registered shareholders. The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits.

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

Management’s Report on Internal Control Over Financial Reporting

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

As of December 31, 2011, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG, Hong Kong, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries as of January 1, 2010, December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 20, 2012

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2011, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2010 and 2011:

	Audit Fees	Audit-Related Fees		Tax Fees		Other Fees
2010	RMB67.0 million	RMB5.50 million		RMB0.07 million		RMB1.22 million
2011	RMB68.0 million	RMB2.15 million	(1)	RMB0.14 million	(2)	RMB1.62 million	(3)

(1)	Audit-related fees in the amount of RMB2.15 million were paid for the advisory services provided to us regarding our internal control.

(2)	Tax fees in the amount of RMB0.14 million were paid for profit tax filing assistance service.
(3)	Other fees in the amount of RMB1.62 million were paid for other advisory services.

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, the Board of Directors of all U.S. domestic companies listed on the NYSE must have a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board of Directors is not required to have a majority of independent directors. Under the Listing Rules, at least one third of the Board of Directors of a listed company shall be independent directors. Our Board of Directors currently consists of 12 directors, of which five are independent directors, representing over one third of the total number of directors on our Board of Directors. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however differ from the requirements of Section 303A.02 of the Listed Company Manual of the NYSE.

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company had implemented the Code on Corporate Governance Practices of the Hong Kong Stock Exchange for the year ended December 31, 2011.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation).

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

Exhibits	Description

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

Exhibits	Description

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

8.1	List of subsidiaries of the Registrant.

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of CEO pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: April 30, 2012

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of January 1, 2010, December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of January 1, 2010, December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

As discussed in Note 3 to the consolidated financial statements, the Group changed its method of accounting for property, plant, and equipment, and lease prepayments during the year ended December 31, 2011 due to the adoption of Amendments to International Financial Reporting Standard 1, First-time adoption of International Financial Reporting Standards. This change in accounting policy was applied retrospectively.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2012 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/KPMG

Hong Kong, China

March 20, 2012

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2010, DECEMBER 31, 2010 AND 2011

(Amounts in millions)

		January 1,	December 31,	December 31,
	Note	2010	2010	2011
		RMB	RMB	RMB
		(restated)	(restated)
ASSETS

Current assets
Cash and cash equivalents	4	34,804	25,824	27,372
Time deposits with original maturity over three months		442	1,968	1,804
Accounts receivable, net	5	17,438	17,328	18,471
Inventories	6	2,628	3,170	4,840
Prepayments and other current assets	7	3,910	5,073	4,664
Income tax recoverable		1,714	1,882	2,425

Total current assets		60,936	55,245	59,576
Non-current assets
Property, plant and equipment, net	8	283,550	272,478	268,877
Construction in progress	9	11,567	14,445	18,448
Lease prepayments		27,790	27,078	26,280
Goodwill	10	29,922	29,920	29,918
Intangible assets	11	12,311	9,968	7,715
Interests in associates	12	997	1,123	985
Investments	13	722	854	648
Deferred tax assets	14	6,839	5,022	3,068
Other assets	18	5,322	4,396	3,600

Total non-current assets		379,020	365,284	359,539

Total assets		439,956	420,529	419,115

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	51,650	20,675	9,187
Current portion of long-term debt	15	1,487	10,352	11,766
Accounts payable	16	34,321	40,039	44,358
Accrued expenses and other payables	17	52,193	52,885	59,372
Income tax payable		395	327	482
Current portion of finance lease obligations		18	—	—
Current portion of deferred revenues	18	3,417	2,645	2,093

Total current liabilities		143,481	126,923	127,258
Non-current liabilities
Long-term debt	15	52,768	42,549	31,150
Deferred revenues	18	5,045	3,558	2,712
Deferred tax liabilities	14	1,510	1,375	1,117

Total non-current liabilities		59,323	47,482	34,979

Total liabilities		202,804	174,405	162,237
Equity
Share capital	19	80,932	80,932	80,932
Reserves	20	155,372	164,696	175,158

Total equity attributable to equity holders of the Company		236,304	245,628	256,090
Non-controlling interests		848	496	788

Total equity		237,152	246,124	256,878

Total liabilities and equity		439,956	420,529	419,115

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
		(restated)	(restated)

Operating revenues	21	209,370	219,864	245,041

Operating expenses
Depreciation and amortization		(52,784)	(52,215)	(51,224)
Network operations and support		(43,721)	(47,432)	(52,912)
Selling, general and administrative		(40,507)	(42,130)	(48,741)
Personnel expenses	22	(32,857)	(35,529)	(39,167)
Other operating expenses	23	(17,449)	(19,106)	(28,868)

Total operating expenses		(187,318)	(196,412)	(220,912)

Operating income		22,052	23,452	24,129

Net finance costs	24	(4,375)	(3,600)	(2,254)

Investment income		791	328	40

Equity in income of associates		101	131	99

Earnings before income tax		18,569	20,311	22,014

Income tax	25	(4,382)	(4,846)	(5,416)

Profit for the year		14,187	15,465	16,598

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		538	132	(205)
Deferred tax on change in fair value of available-for-sale equity securities		(120)	(48)	51
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(2)	(48)	(103)
Share of other comprehensive income from associates		—	(25)	—

Other comprehensive income for the year, net of tax		416	11	(257)

Total comprehensive income for the year		14,603	15,476	16,341

Profit attributable to:
Equity holders of the Company		13,983	15,347	16,502
Non-controlling interests		204	118	96

Profit for the year		14,187	15,465	16,598

Total comprehensive income attributable to:
Equity holders of the Company		14,324	15,358	16,245
Non-controlling interests		279	118	96

Total comprehensive income for the year		14,603	15,476	16,341

Basic earnings per share	27	0.17	0.19	0.20

Number of shares (in millions)	27	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009, as previously reported		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Change in accounting policy		—	19,571	—	(11,410)	—	(2,547)	—	9,397	15,011	(33)	14,978

Balance as of January 1, 2009, as restated		80,932	16,767	10,746	—	56,085	39	(665)	64,143	228,047	1,479	229,526
Profit for the year, as restated		—	—	—	—	—	—	—	13,983	13,983	204	14,187
Other comprehensive income		—	—	—	—	—	343	(2)	—	341	75	416

Total comprehensive income, as restated		—	—	—	—	—	343	(2)	13,983	14,324	279	14,603

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(867)	(867)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(43)	(43)
Dividends	26	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Appropriations	20	—	—	—	—	4,521	—	—	(4,521)	—	—	—

Balance as of December 31, 2009, as restated		80,932	16,767	10,746	—	60,606	382	(667)	67,538	236,304	848	237,152
Profit for the year, as restated		—	—	—	—	—	—	—	15,347	15,347	118	15,465
Other comprehensive income		—	—	—	—	—	59	(48)	—	11	—	11

Total comprehensive income, as restated		—	—	—	—	—	59	(48)	15,347	15,358	118	15,476

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(110)	(110)
Acquisition of non-controlling interests		—	—	—	—	—	(3)	—	—	(3)	(41)	(44)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(319)	(319)
Dividends	26	—	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)
Appropriations	20	—	—	—	—	2,028	—	—	(2,028)	—	—	—

Balance as of December 31, 2010, as restated		80,932	16,767	10,746	—	62,634	438	(715)	74,826	245,628	496	246,124

Profit for the year		—	—	—	—	—	—	—	16,502	16,502	96	16,598
Other comprehensive income		—	—	—	—	—	(154)	(103)	—	(257)	—	(257)

Total comprehensive income		—	—	—	—	—	(154)	(103)	16,502	16,245	96	16,341

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(57)	(57)
Acquisition of non-controlling interests		—	—	—	—	—	(1)	—	—	(1)	(1)	(2)
Acquisition of the Fifth Acquired Group	1	—	—	—	—	—	—	—	(19)	(19)	—	(19)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	—	264	264
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	26	—	—	—	—	—	—	—	(5,763)	(5,763)	—	(5,763)
Appropriations	20	—	—	—	—	1,682	—	—	(1,682)	—	—	—

Balance as of December 31, 2011		80,932	16,767	10,746	—	64,316	283	(818)	83,864	256,090	788	256,878

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in millions)

		Year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
		(restated)	(restated)
Net cash from operating activities	(a)	74,988	75,571	73,006

Cash flows used in investing activities
Capital expenditure		(40,311)	(41,597)	(48,495)
Purchase of investments		(23)	(41)	(6)
Lease prepayments		(94)	(111)	(60)
Proceeds from disposal of property, plant and equipment		393	2,738	3,234
Proceeds from disposal of lease prepayments		380	176	487
Proceeds from disposal of investments		735	1	1,040
Proceeds from return of investments		—	—	10
Purchase of time deposits with maturity over three months		(442)	(1,968)	(1,804)
Maturity of time deposits with maturity over three months		397	442	1,968
Payment of purchase price for the acquisition of CDMA business		(4,290)	(5,374)	—
Payment for acquisition of a subsidiary		—	—	(11)

Net cash used in investing activities		(43,255)	(45,734)	(43,637)

Cash flows used in financing activities
Principal element of finance lease payments		(22)	(18)	—
Proceeds from bank debt and other loans		88,958	53,518	23,876
Proceeds from issuance of medium-term notes		29,906	—	—
Repayment of bank debt and other loans		(111,084)	(86,001)	(45,329)
Repayment of short-term commercial papers		(10,000)	—	—
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition	1	(15,150)	—	—
Payment of dividends		(6,493)	(5,608)	(6,174)
Distribution to China Telecommunications Corporation in connection with the Fourth Acquisition	1	—	(535)	—
Payment for acquisition of non-controlling interests		—	(27)	(1)
Payment for the acquisition price of the Fifth Acquisition	1	—	—	(27)
Net cash distributions to non-controlling interests		(908)	(100)	(65)

Net cash used in financing activities		(24,793)	(38,771)	(27,720)

Net increase / (decrease) in cash and cash equivalents		6,940	(8,934)	1,649
Cash and cash equivalents at beginning of year		27,866	34,804	25,824
Effect of changes in foreign exchange rate		(2)	(46)	(101)

Cash and cash equivalents at end of year		34,804	25,824	27,372

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
	(restated)	(restated)
Earnings before income tax	18,569	20,311	22,014
Adjustments for:
Depreciation and amortization	52,784	52,215	51,224
Impairment losses on property, plant and equipment	753	139	—
Impairment losses for doubtful debts	1,791	1,593	1,367
Write down of inventories	108	87	96
Investment income	(791)	(328)	(40)
Equity in income of associates	(101)	(131)	(99)
Interest income	(282)	(287)	(405)
Interest expense	4,724	3,795	2,710
Unrealized foreign exchange (gain) / loss	(67)	92	(51)
Loss / (gain) on retirement and disposal of property, plant and equipment	1,417	(430)	(2,436)
Increase in accounts receivable	(1,906)	(1,475)	(2,546)
Increase in inventories	(175)	(629)	(1,764)
Increase in prepayments and other current assets	(78)	(1,203)	(3,018)
Decrease in other assets	1,290	928	795
Increase in accounts payable	2,178	4,120	6,324
Increase in accrued expenses and other payables	7,105	6,003	6,943
Decrease in deferred revenues	(2,982)	(2,259)	(1,398)

Cash generated from operations	84,337	82,541	79,716
Interest received	271	292	396
Interest paid	(5,053)	(3,824)	(3,084)
Investment income received	58	10	42
Income tax paid	(4,625)	(3,448)	(4,064)

Net cash from operating activities	74,988	75,571	73,006

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (the “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

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

As of December 31, 2009, the purchase price of the above acquisitions was fully settled.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

On August 1, 2011 and December 1, 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd. and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 (hereinafter, referred to as the “Fifth Acquisition”). The purchase price has not been fully settled at the end of the reporting period.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company and the Fifth Acquired Group are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Group have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of these entities are accounted for as an equity transaction in the consolidated statements of changes in equity.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on February 25, 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on July 1, 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements are approved and authorized by the Board of Directors on March 20, 2012.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities (Note 2(l)). The accounting policies described below have been consistently applied by the Group, except those disclosed in Note 3.

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

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 35.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statements of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity.

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

All significant intercompany balances and transactions and unrealized gains arising from intercompany transactions are eliminated on consolidation. Unrealized gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Translation of foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of CT(HK), CT Americas, China Telecom (Macau) Company Limited (“CT Macau”), China Telecom (Singapore) Pte. Limited (“CT Singapore”) and China Telecom (Australia) Pty Ltd (“CT Australia”) is Hong Kong dollars (HK$), US dollars (US$), Macau Pataca (MOP), Singapore dollars (S$) and Australia dollars (AUD), respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalized as construction in progress (Note 2(i)), are recognized as income or expense in profit or loss. For the periods presented, no exchange differences were capitalized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Translation of foreign currencies (continued)

When preparing the Group’s consolidated financial statements, the results of operations of CT (HK), CT Americas, CT Macau, CT Singapore and CT Australia are translated into RMB at average rate prevailing during the year. Assets and liabilities of CT (HK), CT Americas, CT Macau, CT Singapore and CT Australia are translated into RMB at the foreign exchange rates ruling at the end of reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less allowance for doubtful debts (Note 2(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2010 and 2011 were RMB64 and RMB76 respectively.

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

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

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

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 10) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business (as defined in Note 10) acquisition (Note 11).

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 2(n)). Amortization of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA business acquisition are recorded at the acquisition-date fair value and amortized on a straight-line basis over the expected customer relationship of five years.

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

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(n)	Impairment

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

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

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognized as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and are amortized over the same expected customer relationship period.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from value-added services are recognized when the services are provided to customers.

(vi)	Revenue from the provision of Internet and managed data services are recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognized when the services are provided to customers.

(x)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognized when the service is provided to customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB22,360, RMB23,363 and RMB27,498 for the years ended December 31, 2009, 2010 and 2011 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2009, 2010 and 2011, research and development expense were RMB545, RMB540 and RMB558 respectively.

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

(x)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRS and one new Interpretation that are effective for accounting period beginning on or after January 1, 2011. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), “Related Party Disclosures”

•	Improvements to IFRSs (2010)

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period (Note 36).

(i)	IAS 24 (revised 2009), “Related Party Disclosures”

IAS 24 (revised 2009), “Related Party Disclosures” revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group’s related party disclosures in the current and previous periods. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related or transactions with other entities related to the same government. As such, the adoption of IAS 24 (revised 2009), “Related Party Disclosures” has resulted in a change in the disclosures for the related party transactions with government-related entities in the financial statements.

(ii)	Improvements to IFRSs (2010)

Improvements to IFRSs (2010) omnibus standard introduces an amendment to IFRS 1, “First-time adoption of International Financial Reporting Standards”. In the amendment to IFRS 1, a first-time adopter of IFRSs is allowed to use an event-driven fair value measurement as deemed cost for some or all of its assets and liabilities, even when the measurement date is after the IFRS transition date, provided that the measurement date is during the period covered by the entity’s first IFRS financial statements. This amendment can be adopted retrospectively by existing IFRS reporters at the latest in the annual period beginning on or after January 1, 2011.

The accounting periods covered by the first IFRS financial statements of the Predecessor Operations, the First Acquired Group and the Second Acquired Group are from January 1, 1999 to December 31, 2001, from January 1, 2001 to June 30, 2003 and from January 1, 2001 to December 31, 2003, respectively. During the Restructuring, the First Acquisition and the Second Acquisition, as required by the applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant accounting standards and rules (collectively “PRC GAAP”), accounted for property, plant and equipment and lease prepayments at deemed cost based on the valuations performed by China Enterprise Appraisals Co., Ltd. as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively. As the valuations were performed as of a date later than the respective dates of transition to IFRSs, the Group was not permitted at that time to adopt these valuations as deemed cost for the respective IFRS financial statements and instead adopted the following IFRS accounting policies:

•

property, plant and equipment were recognized at carrying amounts determined in accordance with IAS 16 at the respective dates of transition to IFRS and subsequently carried at the revalued amount, being its fair value at the dates of revaluations; and

•	lease prepayments were recognized at historical cost and therefore, the related revaluation gains arising from the revaluation in 2001, 2002 and 2003 as mentioned above were not recognized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

(ii)	Improvements to IFRSs (2010) (continued)

As a result of the amendment to IFRS 1, the Group has:

•

retrospectively adjusted the amounts reported for previous periods in the respective IFRS financial statements to be consistent with the retrospective recognition of property, plant and equipment and lease prepayments acquired during the Restructuring, the First Acquisition and the Second Acquisition at their deemed costs in the respective first IFRS financial statements based on the results of valuations, with consequential adjustments for depreciation and amortization charged in subsequent periods; and

•

changed its accounting policy for property, plant and equipment from the revaluation model to the cost model. The revaluation surplus and deficit related to the revaluations performed in 2004 and 2007, has also been adjusted retrospectively. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s consolidated financial statements and to eliminate the differences between the Group’s financial statements under IFRS and those under PRC GAAP.

The following table summarizes the retrospective adjustments that have been made in accordance with the amendment to IFRS 1 to each of the line items in the financial statements:

	January 1, 2010	December 31, 2010
	RMB	RMB
Increase/(decrease) on items of consolidated statement of financial position

Assets
Property, plant and equipment	(2,778)	(2,770)
Lease prepayments	22,273	21,701
Deferred tax assets	(6,059)	(5,757)

Liabilities
Deferred tax liabilities	(1,103)	(986)

Equity
Capital reserves (note)	19,571	19,571
Other reserves (note)	(2,525)	(2,475)
Revaluation reserve (note)	(10,863)	(10,339)
Retained earnings (note)	8,389	7,403
Non-controlling interests (note)	(33)	—

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Increase/(decrease) on items of consolidated statement of comprehensive income

Depreciation and amortization	541	559	498
Network operations and support	65	5	30
Investment income	—	(33)	—
Income tax	(167)	(185)	(133)
Profit attributable to equity holders of the Company	(439)	(412)	(395)
Total comprehensive income	(439)	(412)	(395)
Basic earnings per share for profit attributable to equity holders of the Company	(0.01)	(0.01)	(0.01)

Note:

As of January 1, 2009, the adoption of amendment to IFRS 1 increased the capital reserves and retained earnings of the Group by RMB19,571 and RMB9,397, respectively, and decreased other reserves, revaluation reserve and non-controlling interests by RMB11,410, RMB2,547 and RMB33, respectively.

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2010	2011
	RMB	RMB
Cash at bank and in hand	24,071	24,470
Time deposits with original maturity within three months	1,753	2,902

	25,824	27,372

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2010	2011
			RMB	RMB
Accounts receivable
Third parties			17,466	18,040
China Telecom Group	(i	)	1,182	1,803
Other telecommunications operators in the PRC			704	570

			19,352	20,413
Less: Allowance for doubtful debts			(2,024)	(1,942)

			17,328	18,471

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2011:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
At beginning of year	2,118	2,073	2,024
Allowance for doubtful debts	1,787	1,567	1,383
Accounts receivable written off	(1,832)	(1,616)	(1,465)

At end of year	2,073	2,024	1,942

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2010	2011
	RMB	RMB
Current, within 1 month	10,769	10,872
1 to 3 months	2,049	2,120
4 to 12 months	1,384	1,444
More than 12 months	495	432

	14,697	14,868
Less: Allowance for doubtful debts	(1,831)	(1,797)

	12,866	13,071

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	December 31,
	2010	2011
	RMB	RMB
Current, within 1 month	1,844	2,763
1 to 3 months	1,161	899
4 to 12 months	998	1,287
More than 12 months	652	596

	4,655	5,545
Less: Allowance for doubtful debts	(193)	(145)

	4,462	5,400

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable that is not impaired are as follows:

	December 31,
	2010	2011
	RMB	RMB
Not past due	15,694	16,687

Less than 1 month past due	1,086	1,081
1 to 3 months past due	548	703

Amounts past due	1,634	1,784

	17,328	18,471

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

6.	INVENTORIES

Inventories represent:

	December 31,
	2010	2011
	RMB	RMB
Materials and supplies	874	970
Goods for resale	2,296	3,870

	3,170	4,840

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2010	2011
	RMB	RMB
Amounts due from China Telecom Group	1,044	1,091
Amounts due from other telecommunications operators in the PRC	232	195
Prepayments in connection with construction work and equipment purchases	716	765
Prepaid expenses and deposits	1,384	1,578
Other receivables	1,697	1,035

	5,073	4,664

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2010, as previously reported	87,178	622,138	22,230	731,546
Change in accounting policy	(4,972)	(10,511)	3	(15,480)

Balance at January 1, 2010, as restated	82,206	611,627	22,233	716,066
Additions	186	1,055	722	1,963
Transferred from construction in progress	2,560	33,427	1,420	37,407
Disposals, as restated	(428)	(18,400)	(1,328)	(20,156)
Reclassification	(46)	(47)	93	—

Balance at December 31, 2010, as restated	84,478	627,662	23,140	735,280
Additions through acquisition of a subsidiary	49	370	20	439
Additions	213	1,058	1,045	2,316
Transferred from construction in progress	1,768	39,221	1,241	42,230
Disposals	(200)	(14,234)	(811)	(15,245)
Reclassification	1	124	(125)	—

Balance at December 31, 2011	86,309	654,201	24,510	765,020

Accumulated depreciation and impairment:
Balance at January 1, 2010, as previously reported	(26,914)	(403,991)	(14,313)	(445,218)
Change in accounting policy	898	11,783	21	12,702

Balance at January 1, 2010, as restated	(26,016)	(392,208)	(14,292)	(432,516)
Depreciation charge for the year, as restated	(3,538)	(42,254)	(2,141)	(47,933)
Provision for impairment	(3)	(135)	(1)	(139)
Written back on disposal, as restated	341	16,208	1,237	17,786
Reclassification	42	50	(92)	—

Balance at December 31, 2010, as restated	(29,174)	(418,339)	(15,289)	(462,802)
Acquired through acquisition of a subsidiary	(40)	(251)	(14)	(305)
Depreciation charge for the year	(3,634)	(41,111)	(2,149)	(46,894)
Written back on disposal	154	13,019	685	13,858
Reclassification	(2)	(1)	3	—

Balance at December 31, 2011	(32,696)	(446,683)	(16,764)	(496,143)

Net book value at December 31, 2011	53,613	207,518	7,746	268,877

Net book value at December 31, 2010, as restated	55,304	209,323	7,851	272,478

Net book value at January 1, 2010, as restated	56,190	219,419	7,941	283,550

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2010	11,567
Additions	41,386
Transferred to property, plant and equipment	(37,407)
Transferred to intangible assets	(1,101)

Balance at December 31, 2010	14,445
Additions	47,442
Transferred to property, plant and equipment	(42,230)
Transferred to intangible assets	(1,209)

Balance at December 31, 2011	18,448

10.	GOODWILL

	2010	2011
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,920	29,918

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). The purchase price of the business combination was RMB43,800, which was fully settled as of December 31, 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognized in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purposes of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 11.5% (2010: 11.2%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INTANGIBLE ASSETS

	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2010	7,587	11,238	18,825
Additions	119	—	119
Transferred from construction in progress	1,101	—	1,101
Disposals	(182)	—	(182)

Balance at December 31, 2010	8,625	11,238	19,863
Additions	199	—	199
Transferred from construction in progress	1,209	—	1,209
Disposals	(140)	—	(140)

Balance at December 31, 2011	9,893	11,238	21,131

Accumulated amortization and impairment:
Balance at January 1, 2010	(3,704)	(2,810)	(6,514)
Amortization charge for the year	(1,303)	(2,248)	(3,551)
Provision for impairment	(1)	—	(1)
Written back on disposal	171	—	171

Balance at December 31, 2010	(4,837)	(5,058)	(9,895)
Amortization charge for the year	(1,372)	(2,248)	(3,620)
Provision for impairment	(8)	—	(8)
Written back on disposal	107	—	107

Balance at December 31, 2011	(6,110)	(7,306)	(13,416)

Net book value at December 31, 2011	3,783	3,932	7,715

Net book value at December 31, 2010	3,788	6,180	9,968

12.	INTERESTS IN ASSOCIATES

	December 31,
	2010	2011
	RMB	RMB
Unlisted equity investments, at cost	385	233
Share of post-acquisition changes in net assets	738	752

	1,123	985

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

The above associate is established in the PRC and is not traded on any stock exchange.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INVESTMENTS

	December 31,
	2010	2011
	RMB	RMB
Available-for-sale equity securities	822	617
Other unlisted equity investments	32	31

	854	648

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

14.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

			Assets			Liabilities			Net balance
	Note		January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
			(restated)	(restated)		(restated)	(restated)		(restated)	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts			931	1,047	1,009	—	—	—	931	1,047	1,009
Non-current
Property, plant and equipment			4,679	2,882	1,145	(645)	(534)	(425)	4,034	2,348	720
Deferred revenues and installation costs			1,229	1,093	914	(732)	(660)	(562)	497	433	352
Land use rights	(i	)	—	—	—	—	—	—	—	—	—
Available-for-sale equity securities			—	—	—	(133)	(181)	(130)	(133)	(181)	(130)

Deferred tax assets/(liabilities)			6,839	5,022	3,068	(1,510)	(1,375)	(1,117)	5,329	3,647	1,951

	Note		Balance as of January 1, 2009	Recognized in statement of comprehensive income	Balance as of December 31, 2009
			RMB	RMB	RMB
			(restated)	(restated)	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts			726	205	931
Non-current
Property, plant and equipment			5,373	(1,339)	4,034
Deferred revenues and installation costs			603	(106)	497
Land use rights	(i	)	—	—	—
Available-for-sale equity securities			(13)	(120)	(133)

Net deferred tax assets			6,689	(1,360)	5,329

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Note		Balance as of January 1, 2010	Recognized in statement of comprehensive income	Balance as of December 31, 2010
			RMB	RMB	RMB
			(restated)	(restated)	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts			931	116	1,047
Non-current
Property, plant and equipment			4,034	(1,686)	2,348
Deferred revenues and installation costs			497	(64)	433
Land use rights	(i	)	—	—	—
Available-for-sale equity securities			(133)	(48)	(181)

Net deferred tax assets			5,329	(1,682)	3,647

	Note		Balance as of January 1, 2011	Acquired from the Fifth Acquired Group	Recognized in statement of comprehensive income	Balance as of December 31, 2011
			RMB	RMB	RMB	RMB
			(restated)
Current
Provisions and impairment losses, primarily for doubtful debts			1,047	—	(38)	1,009
Non-current
Property, plant and equipment			2,348	5	(1,633)	720
Deferred revenues and installation costs			433	—	(81)	352
Land use rights	(i	)	—	—	—	—
Available-for-sale equity securities			(181)	—	51	(130)

Net deferred tax assets			3,647	5	(1,701)	1,951

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. Prior to the adoption of the amendment to IFRS 1, the land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.

As a result of the adoption of amendment to IFRS 1(Note 3), the revalued amounts of land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were adopted as deemed costs. Therefore, the tax bases and the amounts for financial reporting purpose of the land use rights were the same, and accordingly the respective deferred tax assets were eliminated retrospectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2010	2011
	RMB	RMB
Loans from banks – unsecured	11,578	8,123
Other loans – unsecured	80	244
Loans from China Telecom Group – unsecured	9,017	820

Total short-term debt	20,675	9,187

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2010 and 2011 was 4.3% and 5.9%, respectively. As of December 31, 2011, the loans from banks and other loans bear interest at rates ranging from 3.9% to 7.2% per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 3.9% to 4.9% per annum and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2010	2011
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	279	409

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	733	648

Japanese Yen denominated	Interest rates ranging from 1.49% to 1.58% per annum with maturities through 2012	1,447	1,441

Euro denominated	Interest rates ranging from 2.30% to 4.75% per annum with maturities through 2032	559	485

Other currencies denominated		36	29

		3,054	3,012

Other loans – unsecured

Renminbi denominated		1	1

Medium-term notes-unsecured (Note (i))		49,846	39,903

Total long-term debt		52,901	42,916

Less: Current portion		(10,352)	(11,766)

Non-current portion		42,549	31,150

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT (continued)

Note:

(i)	On April 22, 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.30% per annum. This medium-term note was repaid by the Company on April 23, 2011.

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

All of the above medium-term notes are unsecured.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2011 are as follows:

RMB
2012	11,766
2013	10,188
2014	20,049
2015	89
2016	89
Thereafter	735

42,916

The Group’s short-term and long-term debt do not contain any financial covenants. As of December 31, 2010 and 2011, the Group has unutilized committed credit facilities amounting to RMB98,576 and RMB118,970 respectively.

16.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,
	2010	2011
	RMB	RMB
Third parties	30,838	34,748
China Telecom Group	8,571	8,911
Other telecommunications operators in the PRC	630	699

	40,039	44,358

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,
	2010	2011
	RMB	RMB
Amounts due to China Telecom Group	389	312
Amounts due to other telecommunications operators in the PRC	85	78
Accrued expenses	14,401	14,280
Customer deposits and receipts in advance	37,577	44,695
Dividend payable	433	7

	52,885	59,372

18.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortized over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

	December 31,
	2010	2011
	RMB	RMB
Balance at beginning of year	8,462	6,203
Additions for the year
— installation fees	395	373
— calling cards	1,568	1,275

	1,963	1,648

Reductions for the year
— amortization of connection fees	(497)	(98)
— amortization of installation fees	(2,021)	(1,660)
— usage of calling cards	(1,704)	(1,288)

Balance at end of year	6,203	4,805

Representing:
— current portion	2,645	2,093
— non-current portion	3,558	2,712

	6,203	4,805

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2010 and 2011, the unamortized portion of these costs was RMB3,236 and RMB2,444 respectively.

19.	SHARE CAPITAL

	December 31,
	2010	2011
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES

	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))			(Note (iii))	(Note (ii))		(Note(i))
Balance as of January 1, 2009, as previously reported	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104
Change in accounting policy (Note 3)	19,571	—	(11,410)	—	(2,547)	—	9,397	15,011

Balance as of January 1, 2009, as restated	16,767	10,746	—	56,085	39	(665)	64,143	147,115
Dividends (Note 26)	—	—	—	—	—	—	(6,067)	(6,067)
Appropriations (Note (iii))	—	—	—	4,521	—	—	(4,521)	—
Total comprehensive income for the year, as restated	—	—	—	—	343	(2)	13,983	14,324

Balance as of December 31, 2009, as restated	16,767	10,746	—	60,606	382	(667)	67,538	155,372
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)
Dividends (Note 26)	—	—	—	—	—	—	(6,031)	(6,031)
Appropriations (Note (iii))	—	—	—	2,028	—	—	(2,028)	—
Total comprehensive income for the year, as restated	—	—	—	—	59	(48)	15,347	15,358

Balance as of December 31, 2010, as restated	16,767	10,746	—	62,634	438	(715)	74,826	164,696
Dividends (Note 26)	—	—	—	—	—	—	(5,763)	(5,763)
Acquisition of non-controlling interests	—	—	—	—	(1)	—	—	(1)
Acquisition of the Fifth Acquired Group (Note 1)	—	—	—	—	—	—	(19)	(19)
Appropriations (Note (iii))	—	—	—	1,682	—	—	(1,682)	—
Total comprehensive income for the year	—	—	—	—	(154)	(103)	16,502	16,245

Balance as of December 31, 2011	16,767	10,746	—	64,316	283	(818)	83,864	175,158

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Company and the historical carrying amount of the net assets of the Fifth Acquired Group was recorded as a deduction of retained earnings.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognized due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2011, the Company transferred RMB1,572, being 10% of the year’s net profit determined in accordance with IFRS, to this reserve. For the year ended December 31, 2010, the Company transferred RMB1,525, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises.

According to the Company’s Articles of Association, the Company transferred of RMB110 for the year ended December 31, 2011, being 0.7% of the year’s net profit determined in accordance with IFRS, to the discretionary surplus reserve. The Company transferred RMB503 for the year ended December 31, 2010, being 3.3% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES (continued)

Note: (continued)

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2010 and 2011, the amount of retained earnings available for distribution was RMB59,564 and RMB67,623 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB5,583 in respect of the financial year 2011 proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 26).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2009	2010	2011
			RMB	RMB	RMB
Wireline voice	(i	)	78,432	62,498	49,764
Mobile voice	(ii	)	20,027	28,906	38,628
Internet	(iii	)	51,567	63,985	74,992
Value-added services	(iv	)	21,533	22,571	25,529
Integrated information application services	(v	)	12,659	15,519	20,473
Managed data and leased line	(vi	)	11,499	12,389	14,273
Others	(vii	)	12,502	13,499	21,284
Upfront connection fees	(viii	)	1,151	497	98

			209,370	219,864	245,041

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and amortized amount of upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Network operations and support	21,210	23,129	25,924
Selling, general and administrative	11,647	12,400	13,243

	32,857	35,529	39,167

23.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
Interconnection charges	(i)	9,634	11,130	13,042
Cost of goods sold	(ii)	7,721	7,909	15,728
Donations		8	21	13
Others		86	46	85

		17,449	19,106	28,868

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

24	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Interest expense incurred	5,051	4,057	3,023
Less: Interest expense capitalized*	(327)	(262)	(313)

Net interest expense	4,724	3,795	2,710
Interest income	(282)	(287)	(405)
Foreign exchange losses	108	178	48
Foreign exchange gains	(175)	(86)	(99)

	4,375	3,600	2,254

* Interest expense was capitalized in construction in progress at the following rates per annum	2.5%- 6.9%	2.5%- 4.7%	2.5% - 5.6%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
	(restated)	(restated)
Provision for PRC income tax	3,105	3,165	3,635
Provision for income tax of other jurisdictions	37	47	29
Deferred taxation	1,240	1,634	1,752

	4,382	4,846	5,416

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		Year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
		(restated)	(restated)
Earnings before income tax		18,569	20,311	22,014

Expected PRC income tax expense at statutory tax rate of 25%	(i)	4,642	5,078	5,503
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(448)	(579)	(255)
Differential tax rate on other subsidiaries’ income	(ii)	(17)	(11)	(3)
Non-deductible expenses	(iii)	1,013	832	489
Non-taxable income	(iv)	(776)	(444)	(291)
Other tax benefits		(32)	(30)	(27)

Actual income tax expense		4,382	4,846	5,416

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 24%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent miscellaneous income which are not subject to income tax.

26.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 20, 2012, a final dividend of equivalent to HK$0.085 per share totaling approximately RMB5,583 for the year ended December 31, 2011 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2011

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 20, 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling approximately RMB5,763 in respect of the year ended December 31, 2010 was declared and paid on June 30, 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 25, 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totaling RMB6,031 in respect of the year ended December 31, 2009 was declared and of which RMB5,608 were paid on June 30, 2010 and the remaining amounts were settled by June 2011.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2009, 2010 and 2011 is based on the profit attributable to equity holders of the Company of RMB13,983, RMB15,347 and RMB16,502 respectively, divided by 80,932,368,321 shares.

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

As of December 31, 2011, the Group’s future minimum lease payments under non-cancelable operating leases were as follows:

RMB
2012	18,182
2013	782
2014	600
2015	413
2016	450
Thereafter	676

Total minimum lease payments	21,103

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2009, 2010 and 2011 were RMB10,757, RMB16,332 and RMB22,536, respectively.

Capital commitments

As of December 31, 2011, the Group had capital commitments as follows:

RMB
Authorized and contracted for
- property	674
- telecommunications network plant and equipment	5,695

6,369

Authorized but not contracted for
- property	801
- telecommunications network plant and equipment	5,927

6,728

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Fifth Acquired Group transferred to the Group in connection with the Fifth Acquisition, no other contingent liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Fifth Acquisition.

(b)	As of December 31, 2010 and 2011, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB822 and RMB617 as of December 31, 2010 and 2011 respectively was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 7.51% (2010: 1.0% to 5.88%). As of December 31, 2010 and 2011, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	December 31, 2010		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	52,901	50,630	42,916	41,698

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

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

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 5.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	20,675	(20,924)	(20,924)	—	—	—
Long-term debt	52,901	(59,560)	(12,802)	(13,261)	(32,556)	(941)
Accounts payable	40,039	(40,039)	(40,039)	—	—	—
Accrued expenses and other payables	52,885	(52,885)	(52,885)	—	—	—

	166,500	(173,408)	(126,650)	(13,261)	(32,556)	(941)

	2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	9,187	(9,391)	(9,391)	—	—	—
Long-term debt	42,916	(47,087)	(13,513)	(11,592)	(21,211)	(771)
Accounts payable	44,358	(44,358)	(44,358)	—	—	—
Accrued expenses and other payables	59,372	(59,372)	(59,372)	—	—	—

	155,833	(160,208)	(126,634)	(11,592)	(21,211)	(771)

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

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2010		2011
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	4.2	19,842	5.8	7,471
Long-term debt	4.3	52,646	4.1	42,712

		72,488		50,183
Variable rate debt:
Short-term debt	4.5	833	6.1	1,716
Long-term debt	4.9	255	1.5	204

Total debt		73,576		52,103

Fixed rate debt as a percentage of total debt		98.5%		96.3%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(iii)	Interest rate risk (continued)

As of December 31, 2010 and 2011, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net income and retained earnings by approximately RMB8 and RMB14 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2010.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.4% (2010: 91.2%) of the Group’s cash and cash equivalents and 94.7% (2010: 96.0%) of the Group’s short-term and long-term debt as of December 31, 2011 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt. As of December 31, 2010 and 2011, the Group’s total debt-to-total assets ratio was 17.5% and 12.4% respectively, which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	RELATED PARTY TRANSACTIONS

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	1,956	2,215	2,764
Sales of telecommunications equipment and materials	(i)	940	993	1,642
Construction and engineering services	(ii)	5,970	6,415	8,293
Provision of IT services	(iii)	249	295	365
Receiving IT services	(iii)	520	556	692
Receiving community services	(iv)	2,324	2,185	2,362
Receiving ancillary services	(v)	6,044	6,838	7,878
Operating lease expenses	(vi)	387	385	395
Net transaction amount of centralized services	(vii)	534	466	625
Interconnection revenues	(viii)	69	55	48
Interconnection charges	(viii)	667	571	498
Interest on loans from China Telecom Group	(ix)	2,933	896	208
CDMA network capacity lease fee	(x)	8,383	13,320	19,011
Reimbursement of capacity maintenance related costs of CDMA network	(xi)	1,163	1,755	3,151

Note:

(i)	Represents the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized service.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

(ix)	Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 15).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile telecommunications network (“CDMA network”) capacity.
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2010	2011
	RMB	RMB
Accounts receivable	1,182	1,803
Prepayments and other current assets	1,044	1,091

Total amounts due from China Telecom Group	2,226	2,894

Accounts payable	8,571	8,911
Accrued expenses and other payables	389	312
Short-term debt	9,017	820

Total amounts due to China Telecom Group	17,977	10,043

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 15.

As of December 31, 2010 and 2011, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

On August 25, 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA network capacity lease agreement (“the 2010 CDMA Network Lease”), which it first entered into with China Telecommunications Corporation and which were approved by the Company’s independent shareholders at an Extraordinary General Meeting held on September 16, 2008, for a further term of two years expiring on December 31, 2012. Pursuant to the 2010 CDMA Network Lease, the lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue. For the year ending December 31, 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

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

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	8,142	13,778	9,037
Post-employment benefits	726	802	696
Equity-based compensation benefits	—	5,351	8,959

	8,868	19,931	18,692

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefits plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 32.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organizations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its affiliates (Note 31(a)), the Group has, collectively but not individually, significant transactions with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors believe the above information provides appropriate disclosure of related party transactions.

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

The Group’s contributions for the year ended December 31, 2009, 2010 and 2011 were RMB2,933, RMB3,144 and RMB3,498 respectively.

The amount payable for contributions to defined contribution retirement plans as of December 31, 2010 and 2011 was RMB206 and RMB210 respectively.

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

During the years ended December 31, 2009, 2010 and 2011, 0.2 million, 483 million and 465 million stock appreciation right units were exercised respectively. For the year ended December 31, 2009, 2010 and 2011, compensation expense recognized by the Group in respect of stock appreciation rights were RMB56, RMB592 and RMB328 respectively.

As of December 31, 2010 and 2011, the carrying amount of the liability arising from stock appreciation rights was RMB412 and RMB28 respectively. As of December 31, 2011, all stock appreciation right units vested were exercised. As of December 31, 2010, 417 million stock appreciation right units vested but were not exercised and the carrying amount of the corresponding liability was RMB412.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	PRINCIPAL SUBSIDIARIES

Details of the Company’s principal subsidiaries as of December 31, 2011 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)		Principal activities

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392	Provision of system integration and consulting services

China Telecom (Hong Kong) International Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	10,000	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP	60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$	1	Provision of international value-added network services

Besttone E-commerce Co., Ltd	Limited Company	December 17, 2010	PRC		100	Provision of e-commerce and booking services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC		300	Provision of e-commerce service

E-surfing Media Co., Ltd	Limited Company	March 11, 2011	PRC		250	Provision of video media services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC		91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia	AUD	1	Provision of international value-added network services

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

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

Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Impairment of long-lived assets (continued)

For the years ended December 31 2009 and 2010, provision for impairment losses of RMB753 and RMB139 were made against the carrying value of property, plant and equipment. For the year ended December 31, 2011, no provision for impairment loss was made against the carrying value of property, plant and equipment (Note 8). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2011

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2011:

Effective for accounting period beginning on or after

Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters”	July 1, 2011
Amendments to IFRS 7, “Financial instruments: Disclosures – Transfers of Financial Assets”	July 1, 2011
Amendments to IAS 12, “Income taxes – Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
Amendments to IAS 1, “Presentation of financial statements – Presentation of Items of Other Comprehensive Income”	July 1, 2012
IFRS 10, “Consolidated Financial Statements”	January 1, 2013
IFRS 11, “Joint Arrangements”	January 1, 2013
IFRS 12, “Disclosure of Interests in Other Entities”	January 1, 2013
IFRS 13, “Fair Value Measurement”	January 1, 2013
IAS 27, “Separate Financial Statements (2011)” IAS 28, “Investments in Associates and Joint Ventures (2011)”	January 1, 2013 January 1, 2013
Revised IAS 19, “Employee Benefits”	January 1, 2013
IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”	January 1, 2013

Amendments to IFRS 7, “Financial instruments: Disclosures – Offsetting financial assets and financial liabilities”

Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Government Loans”

January 1, 2013 January 1, 2013
Amendments to IAS32, “Financial instruments: Presentation – Offsetting financial assets and financial liabilities”	January1, 2014
IFRS 9, “Financial Instruments”	January 1, 2015

The Group is in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2011. So far the Group believes that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, it is unlikely to have a significant impact on its financial position and the results of operations.

37.	COMPARATIVE FIGURES

As a result of the adoption of amendments to IFRS 1, certain comparative figures have been adjusted to conform to current year’s presentation. Further details of this development are disclosed in Note 3. In addition, certain comparative figures have been reclassified to conform to current year’s presentation.

38.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2011 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.