Form 20-F
period 2012-12-31
CHINA TELECOM CORP LTD
filed 2013-04-29
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

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

The following table presents our selected financial data. The selected consolidated statement of financial position data as of December 31, 2011 and 2012, and the selected consolidated statement of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2010, 2011 and 2012, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statement of financial position data as of December 31, 2008, 2009 and 2010 and the selected consolidated statement of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2008 and 2009 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS.

The selected financial data reflect the acquisitions and divestment in 2008 and 2012 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions from China Telecom Group and Corporate Organization Restructuring”, “—Industry Restructuring and Our Acquisition of the CDMA Business in 2008” and “—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”

On October 1, 2008, we acquired from China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), or China Unicom, and China Unicom Corporation Limited, or CUCL, the entire CDMA Business and related assets and liabilities for a total consideration of RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of a RMB3,471 million reduction to the total consideration. The reduction represented a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. China Unicom is a company incorporated in Hong Kong whose shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, or NYSE. Our acquisition of the CDMA Business and related assets and liabilities was accounted for using the purchase method.

On April 30, 2012, we sold to Besttone Holding Co., Ltd. (formerly known as China Satcom Guomai Communications Co., Ltd.), or Besttone Holding, which was controlled by China Telecom Group, our 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company primarily engaged in the provision of e-commerce and booking services. Besttone Holding paid the consideration by issuing to us 21,814,894 of its shares, representing approximately 4.1% of its enlarged share capital.

On April 30, 2012, we acquired the digital trunking business from Besttone Holding for a consideration of RMB48 million. The assets and liabilities of the acquired digital trunking business have been restated to account for the acquisition as if it had occurred before the commencement of the earliest period presented.

On December 31, 2012, we purchased from China Telecom Group certain assets and associated liabilities relating to the CDMA network located in 30 provinces, municipalities and autonomous regions in the PRC for a total consideration of approximately RMB87,210.35 million, of which RMB25,500 million was paid in January 2013 and the balance will be payable at any time on or before the fifth anniversary of December 31, 2012, or the Mobile Network Acquisition. The Mobile Network Acquisition was recognized as an assets acquisition and the assets and associated liabilities acquired by the Company are stated at their respective purchase prices, including related tax expenses, on December 31, 2012.

	As of or for the year ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2012 US$
	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Operating revenues	186,567	209,404	219,897	245,068	283,073	45,426
Operating expenses (2)	(182,222)	(187,373)	(196,453)	(220,941)	(261,887)	(42,026)
Operating income	4,345	22,031	23,444	24,127	21,186	3,400
(Losses)/earnings before income tax	(614)	18,548	20,303	22,012	19,793	3,176
Income tax	983	(4,382)	(4,846)	(5,416)	(4,753)	(763)
Profit attributable to equity holders of the Company	274	13,962	15,339	16,500	14,925	2,395
Basic earnings per share(3)	0.00	0.17	0.19	0.20	0.18	0.03
Basic earnings per ADS(3)	0.34	17.23	18.95	20.39	18.44	2.96
Cash dividends declared per share	0.08	0.08	0.07	0.07	0.07	0.01

	As of or for the year ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2012 US$
	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	27,866	34,804	25,824	27,372	29,982	4,811
Accounts receivable, net	17,291	17,438	17,328	18,471	18,768	3,012
Total current assets	55,513	60,946	55,250	59,581	65,210	10,465
Property, plant and equipment, net	296,436	283,594	272,514	268,904	373,743	59,976
Total assets	454,169	440,015	420,575	419,151	545,072	87,470
Short-term debt	83,448	51,650	20,675	9,187	6,523	1,047
Current portion of long-term debt	565	1,487	10,352	11,766	10,212	1,639
Accounts payable	34,461	34,323	40,041	44,359	68,844	11,048
Total current liabilities	176,801	143,492	126,932	127,262	193,461	31,046
Long-term debt	39,226	52,768	42,549	31,150	83,070	13,331
Deferred revenues (including current portion)	11,444	8,462	6,203	4,805	3,445	553
Total liabilities	224,571	202,815	174,414	162,241	279,042	44,779
Equity attributable to equity holders of the Company	228,119	236,352	245,665	256,122	265,069	42,537

Consolidated Cash Flow Data:
Net cash generated from operating activities	76,759	74,991	75,574	73,009	70,667	11,340
Net cash used in investing activities(4)	(75,819)	(43,255)	(45,734)	(43,637)	(48,252)	(7,743)
Capital expenditures(4)	(46,652)	(40,311)	(41,597)	(48,495)	(50,028)	(8,028)
Net cash generated from / (used in) financing activities	5,582	(24,796)	(38,774)	(27,723)	(19,802)	(3,178)

(1)	Certain comparative financial data prior to January 1, 2012 presented herein have been restated as a result of the acquisition of digital trunking business from Besttone Holding. See Note 1 to our audited financial statements.
(2)	Includes an impairment loss in 2008 on property, plant and equipment of RMB24,167 million, which primarily represented an impairment loss on our Personal Handyphone System, or PHS, specific equipment of RMB23,954 million, an impairment loss in 2009 on property, plant and equipment of RMB753 million, which mainly represented impairment made in respect of our Digital Data Network, or DDN, specific equipment, an impairment loss in 2010 on property, plant and equipment of RMB139 million, which mainly represented impairment made in respect of certain of our obsolete telecommunications equipment.
(3)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2008, 2009, 2010 ,2011 and 2012 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 30, 2012, a final dividend of RMB5,625 million (RMB0.069506 equivalent to HK$0.085 per share) for the year ended December 31, 2011 was declared, all of which has been fully paid.

Pursuant to a resolution passed at the Directors’ meeting on March 20, 2013, a final dividend of approximately RMB5,522 million (RMB0.068230 equivalent to HK$0.085 per share) for the year ended December 31, 2012 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 28, 2012 (RMB6.2315 to US$1.00 and HK$7.7518 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 19, 2013, the daily exchange rates reported by the Federal Reserve Board was RMB6.1772 to US$1.00 and HK$7.7637 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2012	6.2877	6.2372	October 2012	7.7549	7.7494
November 2012	6.2454	6.2221	November 2012	7.7518	7.7493
December 2012	6.2502	6.2251	December 2012	7.7518	7.7493
January 2013	6.2303	6.2134	January 2013	7.7585	7.7503
February 2013	6.2438	6.2213	February 2013	7.7580	7.7531
March 2013	6.2246	6.2105	March 2013	7.7640	7.7551
April 2013 (through April 19, 2013)	6.2078	6.1720	April 2013 (through April 19, 2013)	7.7652	7.7615

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2008, 2009, 2010, 2011 and 2012 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top services providers), are competing with us in voice or data services.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. For more details of the three-network convergence policy, please see “Item 4 – Business Overview – Three-Network Convergence Policy.” In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. In January 2013, the MIIT published for comments the draft of the Trial Plan of Resale of Mobile Telecommunications Services. Pursuant to the draft plan, MIIT would grant qualified companies mobile virtual network operator licenses which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have continued decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile services. The number of our fixed-line subscribers decreased by 3.1% at the end of 2011 compared to that at the end of 2010 and further decreased by 3.9% at the end of 2012. Revenues from our wireline voice services decreased by 20.4% in 2011 compared to 2010 and further decreased by 12.9% in 2012. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 28.4% in 2010 to 20.3% in 2011 and 15.3% in 2012.

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

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 24, 2013. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

In addition to being our controlling shareholder, China Telecom Group, by itself and through its other subsidiaries, also provides us with services and facilities necessary for our business activities, including, but not limited to:

•	use of international gateway facilities;

•	provision of services in areas outside our service regions necessary to enable us to provide end-to-end services to our customers;

•	use of certain inter-provincial optic fibers; and

•	lease of properties and assets, including lease of certain CDMA network facilities.

The interests of China Telecom Group and its other subsidiaries as providers of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services and facilities. Therefore, we have limited leverage in negotiating with China Telecom Group and its other subsidiaries over the terms for the provision of these services and facilities. Termination or adverse changes of the terms for the provisions of these services and facilities could materially and adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008” and “—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a description of the services and facilities provided by China Telecom Group and its other subsidiaries.

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

Our ability to respond to technological developments may also be adversely affected by external factors, some of which are beyond our control. For example, our migration to the Long Term Evolution, or LTE, technology standard is subject to various uncertainties, including those in the timing of the issuance of LTE licenses by the PRC government and the type of the LTE-based technology to be mandated under these licenses. In addition, we have started implementing Internet Protocol version 6, or IPv6, the next-generation Internet Protocol version, on our networks. However, the successful deployment and application of IPv6 depends on a number of external factors, including, among others, timely development of IPv6-compatible devices and applications by third-party suppliers. If the future transition to IPv6 is delayed due to factors beyond our control, we may face obstacles in further developing our Internet-related services in the future. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

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

In 2011, the PRC National Development and Reform Commission, or the NDRC, initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted in November, 2011 to the NDRC a proposal for enhancement initiatives as well as an application for suspension of investigation, setting out our plan to carry out capacity expansion and reduce the price for direct interconnection with other backbone network operators, further standardize our tariff arrangement of Internet dedicated leased line access services, continue to upgrade our broadband access capacity and reduce the bandwidth unit price of Internet access for public customers. In the event of any adverse determination by the NDRC investigation, we may be required to carry out additional remedial measures and/or subject to penalties being imposed on us.

Future implementation of a value-added tax to replace the business tax in the PRC may decrease our revenues and profitability.

Our business operations in China are subject to PRC business tax, which is assessed against substantially all of our revenues at a rate of 3%. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation introduced a pilot tax program under which the PRC business tax will be replaced with a value-added tax, or VAT, in certain pilot regions for selected industries, including transportation services industry and certain modern services industries, such as research and development, technical services and information technology services. The pilot VAT program started on January 1, 2012 in the transportation services industry and certain modern services industries in Shanghai and had expanded to such industries in other eight provinces by the end of 2012. On April 10, 2013, the State Council announced that the pilot VAT program would apply nationwide in the PRC, staring from August 1, 2013 and that the pilot program may expand to other modern service industries, such as the railway transportation industry and the post and telecommunications industry.

The timetable for applying the pilot VAT program to the telecommunications industry and the applicable tax rate remain unknown. Depending on the specifications of the VAT program as applicable to the telecommunication industry, our revenues and profitability may decrease as a result of the telecommunications industry being subject to the VAT program.

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

Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from foreign banks, issuance of foreign currency-denominated debt securities, if any, and principal payments in respect of foreign currency—denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange to meet our payment obligations under the debt securities, if any, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter—bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the PRC government expanded the floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementing regulations, holders of our H shares or ADSs which are “non-resident enterprises” for the EIT Law’s purpose are subject to enterprise income tax at the rate of 10.0% with respect to dividends paid by us and income derived from sale of our H shares or ADSs, unless reduced under an applicable tax treaty. In addition, a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, is not subject to any PRC income tax with respect to dividends paid to it by us. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. Specifically, according to the Notice of the PRC State Administration of Taxation Concerning the Withholding Enterprise Income Tax on Dividend Distributed by PRC Resident Enterprises to Overseas Non-Resident Enterprise Holders of H shares issued in November 2008 and the Approval of the PRC State Administration of Taxation Concerning the Collection of Enterprise Income Tax on Dividend from B-shares Received by Non—Resident Enterprise issued in July 2009, when PRC resident enterprises distribute dividend to overseas non-resident enterprise holders of H shares for the year 2008 and the years thereafter, the 10.0% enterprise income tax will be withhold. The Company will withhold the 10.0% enterprise income tax when it pays dividend to holders of H shares or ADSs who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China.”

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

Our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through inspections.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. However, the PCAOB is currently unable to inspect registered public accounting firm’s audit work relating to a company’s operations in the PRC where the documentation of such audit work is located in the PRC, such as our registered public accounting firm’s audit work relating to our operations in the PRC. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

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

Our Acquisitions from China Telecom Group and Corporate Organization Restructuring

We carried out a series of acquisitions between 2003 and 2012, through which we acquired from China Telecom Group telecommunications operations conducted by its subsidiaries. As a result, we significantly expanded the geographical coverage and services of our operations in Mainland China.

In June 2007, we acquired from China Telecom Group and its wholly owned subsidiary China Huaxin Post and Telecommunications Development Center 100.0% equity interest in each of China Telecom Global Limited (formerly known as China Telecom (Hong Kong) International Limited), China Telecom System Integration Co., Limited and China Telecom (Americas) Corporation (formerly known as China Telecom (USA) Corporation).

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

On April 30, 2012, we acquired the digital trunking business from Besttone Holding, which was controlled by China Telecom Group.

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

Our Acquisition of the CDMA Business

On June 2, 2008, we, China Unicom and CUCL entered into a framework agreement, or the CDMA Business Framework Agreement, which sets forth certain key terms in respect of our acquisition from CUCL of the CDMA Business then owned and operated by CUCL and related assets and liabilities. On July 27, 2008, we, China Unicom and CUCL entered into an acquisition agreement, or the CDMA Acquisition Agreement, which sets forth the terms and conditions in respect of our acquisition of the CDMA Business and related assets and liabilities (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd., or Unicom Huasheng. The CDMA Acquisition Agreement superseded the CDMA Business Framework Agreement. The total consideration for our acquisition of the CDMA Business was RMB43,800 million. The related direct transaction cost for the acquisition was RMB84 million. The final cost of the acquisition was RMB40,413 million as a result of a RMB3,471 million reduction to the total consideration. The reduction represents a net settlement due from China Unicom in connection with our acquisition of certain customer-related assets and assumption of certain customer-related liabilities relating to the CDMA Business pursuant to the acquisition agreement. The cost of the acquisition had been fully paid by us by February, 2010.

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

Transfer of Certain Basic Telecommunications Business from China Satellite to China Telecom Group

Following the approval by the State-Owned Assets Supervision and Administration Commission of the State Council, or the SASAC, and the MIIT, the transfer of basic telecommunications business of China Satellite to China Telecom Group, our controlling shareholder, without consideration was fully completed in January 2009. The business transferred from China Satellite to China Telecom Group included voice over internet protocol, or VoIP, services, satellite international private line services, very small aperture terminal, or VSAT, services, digital tracking communications services and other services related to basic telecommunications services in 21 service regions. These service regions consist of Beijing Municipality, Anhui Province, Chongqing Municipality, Fujian Province, Gansu Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Guizhou Province, Hainan Province, Hubei Province, Hunan Province, Jiangsu Province, Jiangxi Province, Ningxia Hui Autonomous Region, Qinghai Province, Shaanxi Province, Shanghai Municipality, Sichuan Province, Xinjiang Uygur Autonomous Region, Yunnan Province and Zhejiang Province.

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

Our Sale of Besttone E-Commerce Co., Ltd.

On April 28, 2011, we entered into an acquisition agreement with Besttone Holding, under which, we agreed to sell to Besttone Holding our 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company primarily engaged in the provision of e-commerce and booking services. Besttone Holding agreed to pay the consideration by issuing to us 21,814,894 of its shares, representing around 4.1% of its enlarged share capital. The transaction was completed on April 30, 2012.

Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities

On August 22, 2012, we and China Telecom Group entered into an acquisition agreement, or CDMA Network Acquisition Agreement, pursuant to which we agreed to purchase from China Telecom Group certain assets and associated liabilities relating to the CDMA network located in 30 provinces, municipalities and autonomous regions in the PRC for an initial consideration of RMB84,595.41 million, subject to an adjustment based on the change in the value of such assets and associated liabilities from March 31, 2012 to the completion date, or the Mobile Network Acquisition. The Mobile Network Acquisition was completed on December 31, 2012, or the Completion Date, and the final consideration of the Mobile Network Acquisition was agreed to be RMB87,210.35 million, or the Final Consideration.

Pursuant to the CDMA Network Acquisition Agreement, (i) RMB25,500 million of the Final Consideration was paid in January 2013 and (ii) the balance of the Final Consideration, or the Deferred Payment, will be payable at any time on or before the fifth anniversary of the Completion Date. Payment of the Final Consideration was and will be funded from our internal resources and relevant debt financing sources. The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without any penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecom Group at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a five basis points premium to the yield of the five-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the five-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rate for the first year after the Completion Date is 4.83%. In the event any amount payable by the Company under the CDMA Network Acquisition Agreement is not paid when due, the Company will be subject to liquidated damages on such amount at a daily rate of 0.03% of the arrears from the date following the applicable due date to the date when such amount has been paid in full.

Following the completion of this transaction, in order to lease certain CDMA network facilities, properties and land use rights which were not acquired by us in the Mobile Network Acquisition from China Telecom Group to maintain continuity in the business operation and the provision of CDMA services by the Company, the Company entered into the following agreements with China Telecom Group on August 22, 2012: (i) the CDMA Network Facilities Leasing Framework Agreement, pursuant to which the Company leases certain CDMA network facilities located in Xizang Autonomous Region from China Telecom Group and/or its associates and (ii) the Land Use Right Leasing Framework Agreement, pursuant to which the Company and China Telecom Group and/or its associates mutually lease certain land use rights from each other in connection with their respective operations.

Our Proposed Sale of E-surfing Media Co,. Ltd.

On April 26, 2013, the Company entered into a disposal agreement with China Telecommunications Corporation, pursuant to which the Company has agreed to sell to China Telecommunications Corporation an 80% equity interest in E-surfing Media Co., Ltd., or E-surfing Media, a subsidiary of the Company primarily engaging in providing platform operating services for mobile Internet video and Internet video and offering video services for subscribers through cooperation with content providers. The initial consideration is RMB1,195 million in cash, subject to adjustment. This transaction will be completed after the satisfaction of the closing conditions.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 29, 2013:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Investment Group Co., Ltd
2.64%
Zhejiang Financial Development Company
1.20%
Fujian Investment & Development Group Co., Ltd
China Telecom Corporation Limited
China Telecom Group Yellow Pages Information Company Ltd.
100%
China Telecom Global Limited (1)
(Hong Kong)
100%
99%
100%
China Telecom Korea Co.,Ltd (Korea)
100%
China Telecom (Malaysia) SDN BHD (Malaysia)
100%
China Telecom Information Technology (Vietnam) Co. Ltd (Vietnam)
100%
China Telecom (Australia) Pty Ltd. (Australia)
100%
China Telecom (Singapore) Pte Limited (Singapore)
100%
E-surfing Pay Co., Ltd. (4)
China Telecom System Integration Co., Limited
100%
80%
E-surfing Media Co., Ltd. (5)
China Telecom (Americas) Corporation
(Delaware, USA)
100%
51%
Shenzhen Shekou Telecommunications Company Limited
China Telecom Best Tone Information Service Co., Limited
100%
China Telecom (Macau) Company Limited (2)
(Macau)
1%
Tianyi Telecom Terminals Company Limited (3)
100%

(1)	Formerly known as China Telecom (Hong Kong) International Limited
(2)	Formerly known as China Unicom (Macau) Company Limited.
(3)	Formerly known as Unicom Huasheng Telecommunications Technology Co., Ltd.
(4)	Formerly known as Bestpay Co., Ltd.
(5)	We have agreed to sell our 80% equity interest in this company to China Telecommunications Corporation. See “Item 4-Information on the Company—A. History and Development of the Company – Our Proposed Sale of E-surfing Media Co., Ltd.”

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

Our Operation Strategy

In 2012, facing increasing market competition, we continued to pursue our leading position in innovation and quality services to achieve the scale development of our full services operation. Leveraging on the rapid development of mobile Internet, we have focused on the sales of 3G smartphones and the promotion of integrated packages of and stand-alone products of telecommunications services in order to maintain the high growth rate of our mobile subscriber base and services consumption. With the expansion of our mobile subscriber base and steady increase of our mobile Internet data traffic, our mobile Internet services, products and applications continue to maintain rapid growth and have significantly contributed to the growth in our operating revenues. We have also actively promoted industry applications for the government and enterprise customers and fostered innovations in the content services business. While continuing to optimize our business structure, we have maintained the rapid growth of our mobile services, further solidified the competitive advantage of our broadband services and effectively managed the risks related to our declining wireline voice services.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2010	2011	2012
Wireline Voice Services:
Local wireline access lines in service (in millions)	175.1	169.6	163.0
Residential	110.2	108.0	103.5
Government and enterprises	34.0	36.8	38.7
Public telephones	14.5	13.9	13.3
Wireless local access	16.4	10.9	7.5

Wireline local voice usage (in billion pulses)(1)	251.4	206.4	172.2
Domestic long distance wireline usage (in billion minutes) (2)	68.5	52.9	41.2
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.2	1.1	1.0
Mobile Voice Services:
Mobile subscribers (in millions)	90.5	126.5	160.6
Mobile voice usage (in billion minutes)	295.9	407.8	509.2
Internet Access Services:
Wireline broadband subscribers (in millions)	63.5	76.8	90.1
Value-added Services
Mobile SMS Usage (in billion messages)	33.1	49.9	55.8
Mobile Color Ring Tone subscribers (in millions)	54.2	75.4	92.2
Wireline caller ID service subscribers (in millions)	119.0	115.6	109.9
Wireline Color Ring Tone subscribers (in millions)	73.9	73.8	68.1

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

The total number of wireline telephone subscribers decreased to 163.0 million as of December 31, 2012 from 169.6 million as of December 31, 2011. As of December 31, 2012, we had 7.5 million PHS subscribers which contributed to 0.3% of our operating revenues in 2012.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total local wireline usage decreased by approximately 16.6% from 206.4 billion pulses in 2011 to 172.2 billion pulses in 2012. Total domestic long distance wireline usage was 41,234 million minutes in 2012, representing a decrease of approximately 22.1% from 52,937 million minutes in 2011. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2012 was 965 million minutes, representing a decrease of approximately 14.6% from 1,130 million minutes in 2011.

The decrease in the number of wireline telephone subscribers and our wireline voice service usage was primarily attributable to the continuing decline in tariffs for mobile services and the increasing penetration of mobile voice and other alternative communications means, such as VoIP. The rate of decrease has slowed down in 2012 compared to 2011 primarily as a result of our in-depth integration of wireline voice services with mobile, broadband, value-added and integrated information services, as well as marketing initiatives to promote usage.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2012, we continued to experience rapid growth in our mobile services. In 2012, the number of subscribers of our mobile services increased from 126.5 million as of December 31, 2011 to 160.6 million as of December 31, 2012. The number of subscribers of our 3G services increased from 36.3 million as of December 31, 2011 to 69.1 million as of December 31, 2012, representing 43.0% of our mobile subscribers. The mobile voice usage increased to 509.2 billion minutes in 2012 from 407.8 billion minutes in 2011.

In 2012, we continued to focus on further developing our 3G services. We seek to further expand our mobile subscriber base through marketing efforts in open channel sales of mobile handsets, in particular 3G smartphone models.

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

In 2012, we continued the project of “Broadband China • Fiber Cities” to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. As of December 31, 2012, the 20Mbps access bandwidth coverage was 82% in the southern cities, up by 11 percentage points over the previous year. The number of our wireline broadband subscribers increased by 17.3% to 90.1 million as of December 31, 2012 from 76.8 million as of December 31, 2011. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network. In 2012, we have established 0.28 million new Wi-Fi access points in the PRC, where our customers can have Internet access.

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

Our mobile value-added services primarily consist of (i) function-based services, such as mobile Color Ring Tone services, multimedia messaging services, or MMS and email services, (ii) content-based services and applications, such as content services relating to music, videos and books, as well as (iii) industry-specific applications for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital and integrated eSurfing Radio-frequency identification, or RFID. Our broad portfolio of mobile Internet products and applications has gained wide market acceptance and contributed to the development of our mobile value-added services. The usage volumes of music and video content services through our mobile network increased significantly. Our industry-specific applications continue to gain market acceptance.

The number of subscribers to our wireline caller ID services was 109.9 million as of December 31, 2012, a decrease from 115.6 million as of December 31, 2011. The usage volume of our mobile SMS increased by 11.7% from 49.9 billion messages in 2011 to 55.8 billion messages in 2012. The number of subscribers to our mobile Color Ring Tone services increased to 92.2 million as of December 31, 2012 from 75.4 million as of December 31, 2011.

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

In 2012, our integrated information application services continued to expand. To further enhance these services, we seek to develop services incorporating new technologies such as cloud computing and Internet of Things.

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

In 2012, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales, rental, repairs and maintenance of equipment.

Our Customers and Brand Management

In 2012, we continued to promote our full-service brand names under our enterprise brand “China Telecom,” improved our brand management system, and further enhanced “eSurfing” as our leading brand name through, among others, providing contents for our “eSurfing” 3G smartphones. We also launched the sub-brands of “eSurfing” such as “eSurfing Young,” “e-Surfing Home” and “e-Surfing Navigator.” Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “eSurfing.”

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

Mobile Voice Services

The tariffs for our CDMA mobile voice services are generally regulated by the PRC government. Generally we charge subscribers of our CDMA mobile voice services the following categories of tariffs: basic monthly fees, local usage charges, roaming charges and long-distance call charges.

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

As of December 31, 2012, subscribers of our CDMA mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local network operators. A CDMA mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

In order to achieve the scale development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we focused on the development of key industry-specific applications for government agencies, corporations and financial institutions, to drive the scale development of mid-to-high-end mobile subscriber base. For the student market, we emphasize the marketing of smartphones, broadband and eSurfing products and services. We promoted customer-selected service packages to our residential customers and have increased the synergy between our mobile services and wireline broadband services. We seek to further expand our business in the rural areas through establishing distribution channels, bundled promotional plans and organized marketing activities. For the overseas market, we continue to focus on overseas carriers, overseas Chinese companies and multinational corporations. Our overseas network coverage continues to expand, while we are improving our overseas distribution channels.

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to large enterprises, communities and rural areas; (ii) electronic-based service channel such as customer service hotlines and online service centers; (iii) business outlet channel, including self-owned and third-party business outlets; and (iv) mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores, collectively, the open channel. As part of our strategy to provide integrated services, we continue to enhance information sharing with respect to information relating to sales and distribution across the integrated sales and distribution channel network. In 2012, sales in our self-owned business outlets increased primarily due to enhancement of the sales function at our self-owned business outlets. Open channel sales continue to grow through cooperation with well-known electronics chain stores, top retail stores and their affiliated stores. In 2012, we gained approximately 64% of our new mobile subscribers through open channel sales.

In 2012, we continued to leverage on the growing mobile subscriber base to invigorate the handset value chain, and further stimulated the handset supply and sales through subsidies and direct supply to sales outlets. The portfolio of handsets offered was further enriched with price performance factors further enhanced. As of December 31, 2012, approximately 860 3G terminal models were available to our customers, including certain star 3G handsets priced around RMB1,000 per unit.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, customer relationship management, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our value-added services.

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

On December 31, 2012, we completed the acquisition from China Telecom Group of certain assets and associated liabilities relating to the CDMA network located in 30 provinces, municipalities and autonomous regions in the PRC. In addition, we lease certain CDMA network facilities in Xizang Autonomous Region from China Telecom Group and have the exclusive right to use and operate such CDMA network to provide our CDMA mobile services. See “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for details.

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

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 38.2% of our total amount of annual purchases in 2012. Purchases from our largest supplier of telecommunications equipment accounted for approximately 13.4% of our total amount of annual purchases in 2012.

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

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top services providers), among others, are competing with us in voice or data services.

In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2015, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreements.”

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

In 2012, we paid approximately RMB103 million of usage fees for the telecommunications network numbers and approximately RMB47 million of frequency usage fees, respectively.

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

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the PRC government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in the PRC as transitional measures prior to the official implementation of a universal service obligation framework. Under the “Village to Village” projects, China Telecom Group and our Company had invested in the construction of network facilities in certain remote villages of 20 provinces and autonomous regions by the end of 2012.The Company has operated and maintained such network facilities from 2006. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

State-Owned Assets Supervision

Under the PRC Company Law, PRC Enterprise State-Owned Assets Law, Interim Measures for the Supervision and Administration of State-Owned Assets of the Enterprises, and other administrative regulations, the SASAC, among others, supervises the preservation of the value of state-owned assets, guides the reform and restructuring of state-owned enterprises, and evaluates the performance of management executives of state-owned enterprises through legal procedures. Our controlling shareholder, China Telecom Group, is a wholly state-owned enterprise and subject to the SASAC’s supervision.

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 volunteer regions (cities) and enterprises for the first trial. Following the completion of the first trial in December 2011, the State Council announced 42 additional regions (cities) for the second phase of the trial, which was expected to complete by the end of 2012. In September 2012, we received the Information Network Communicated Audio-Video Program License from the State Administration of Radio, Film and Television. The PRC government is formulating the plan for the full implementation of the three-network convergence policy.

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

In 2012, we acquired the digital trunking business from Besttone Holding at a purchase price of RMB48 million. This acquisition was completed on April 30, 2012. Because we and Besttone Holding were under the common control of China Telecom Group, this acquisition of the digital trunking business has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the acquired digital trunking business have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the digital trunking business on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisitions are presented based on those restated amounts. See Note 1 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

On August 22, 2012, the Company and China Telecom Group entered into the CDMA Network Acquisition Agreement, pursuant to which we have agreed to purchase from China Telecom Group certain assets and associated liabilities relating to the CDMA network located in 30 provinces, municipalities and autonomous regions in the PRC for a final consideration of RMB87,210.35 million. This acquisition was completed on December 31, 2012 . See “Item 4. Information on the Company—A. History and Development of the Company — Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities” and Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

We are the leading provider of wireline telecommunications services in our service regions in the PRC, consisting of 21 provinces, municipalities and autonomous regions.

Following our acquisition of China Telecom System Integration Co., Limited, China Telecom Global Limited (formerly known as China Telecom (Hong Kong) International Limited) and China Telecom (Americas) Corporation pursuant to an Equity Purchase Agreement we entered into with China Telecom Group on June 15, 2007, we began to offer leased line and related services in certain countries in the Asia Pacific region and North and South America.

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in 31 provinces, municipalities and autonomous regions in mainland China and Macau, which were previously operated by China Unicom. We launched our 3G services in March 2009.

Financial Overview

Our operating revenues increased by 15.5%, from RMB245,068 million in 2011 to RMB283,073 million in 2012. The increase was mainly attributable to revenues growth from mobile voice services, Internet access services and other services. Our total operating expenses increased by 18.5%, from RMB220,941 million in 2011 to RMB261,887 million in 2012. The increase in operating expenses was primarily due to increases in network operation and support expenses, selling, general and administrative expenses and other operating expenses to support the full services operation so as to ensure our sustainable and healthy development. Our operating income decreased by 12.2%, from RMB24,127 million in 2011 to RMB21,186 million in 2012. The profit attributable to equity holders of the Company decreased from RMB16,500 million in 2011 to RMB14,925 million in 2012.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues:
Wireline voice services(1)	62,498	28.4%	49,764	20.3%	43,335	15.3%
Mobile voice services(2)	28,906	13.1%	38,628	15.8%	49,166	17.4%
Internet access services(3)	63,985	29.1%	74,992	30.6%	87,660	31.0%
Value-added services(4)	22,599	10.3%	25,554	10.4%	31,104	11.0%
Integrated information application services(5)	15,519	7.1%	20,473	8.4%	23,174	8.2%
Managed data and leased line services(6)	12,389	5.6%	14,273	5.8%	15,710	5.5%
Other services(7)	13,504	6.2%	21,286	8.7%	32,924	11.6%
Upfront connection fees(8)	497	0.2%	98	—	—	—

Total operating revenues	219,897	100.0%	245,068	100.0%	283,073	100.0%

(1)	Represents the aggregate revenues from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(2)	Represents the aggregate revenues from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(3)	Represents revenues from Internet access services.
(4)	Represents revenues from wireline value-added services, mobile value-added services and Internet value-added services, including caller ID services, SMS, ring tone services, Internet data center and IP-VPN services.
(5)	Represents revenues from integrated information application services, including voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(6)	Represents revenues from managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of our wireline telecommunications networks and equipment.
(7)	Represents revenues from sale, rental and repairs and maintenance of equipment.
(8)	Represents the amortized amount of the upfront fees received for initial activation of wireline services.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	52,224	23.7%	51,233	20.9%	49,655	17.5%
Network operations and support expenses(1)(2)	47,445	21.6%	52,925	21.6%	66,003	23.3%
Selling, general and administrative expenses(1)	42,136	19.2%	48,746	19.9%	63,076	22.3%
Personnel expenses	35,537	16.1%	39,167	16.0%	42,812	15.1%
Other operating expenses	19,111	8.7%	28,870	11.8%	40,341	14.3%

Total operating expenses	196,453	89.3%	220,941	90.2%	261,887	92.5%

(1)	Excluding related personnel expenses.
(2)	Including impairment loss on property, plant and equipment.

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	219,897	100.0%	245,068	100.0%	283,073	100.0%
Operating expenses	196,453	89.3%	220,941	90.2%	261,887	92.5%
Operating income	23,444	10.7%	24,127	9.8%	21,186	7.5%
Profit attributable to equity holders of the Company	15,339	7.0%	16,500	6.7%	14,925	5.3%
Net cash from operating activities	75,574	—	73,009	—	70,667	—

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 3 to our consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

For the year ended December 31, 2010, an impairment on property, plant and equipment of RMB139 million was recognized on certain of our obsolete telecommunication equipment. For the years ended December 31, 2011 and 2012, no provision for impairment loss was made against the carrying value of property, plant and equipment.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
	(RMB in millions)
At beginning of year	2,073	2,024	1,942
Allowance for doubtful debts	1,567	1,383	1,624
Accounts receivable written off	(1,616)	(1,465)	(1,542)

At end of year	2,024	1,942	2,024

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2012 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2012:

Effective for accounting period beginning on or after
Amendments to IAS 1, “Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income”	July 1, 2012
IFRS 10, “Consolidated Financial Statements”	January 1, 2013
IFRS 11, “Joint Arrangements”	January 1, 2013
IFRS 12, “Disclosure of Interests in Other Entities”	January 1, 2013
IFRS 13, “Fair Value Measurement”	January 1, 2013
IAS 27, “Separate Financial Statements (2011)” IAS 28, “Investments in Associates and Joint Ventures (2011)”	January 1, 2013 January 1, 2013
Revised IAS 19, “Employee Benefits”	January 1, 2013
IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”	January 1, 2013
Amendments to IFRS 7, “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities”	January 1, 2013
Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards — Government Loans”	January 1, 2013
Annual Improvements to IFRSs – 2009-2011 Cycle	January 1, 2013
Amendments to IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities — Transition Guidance”	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27, “Investment Entities”	January 1, 2014
Amendments to IAS 32, “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities”	January 1, 2014
IFRS 9, “Financial Instruments (2009)”	January 1, 2015
IFRS 9, “Financial Instruments (2010)”	January 1, 2015
Amendments to IFRS 9, “Financial Instruments” and IFRS 7, “Financial Instruments: Disclosures — Mandatory Effective Date and Transition Disclosures”	January 1, 2015

We have not adopted the amendments, new standards and interpretations listed above. We are in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2012. So far we believe that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, but it is unlikely to have a significant impact on our financial position and the results of operations.

A.	Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Revenues

Our operating revenues increased by RMB38,005 million, or 15.5%, from RMB245,068 million in 2011 to RMB283,073 million in 2012. This increase was primarily driven by the revenues growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenues from wireline voice services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 12.9%, from RMB49,764 million in 2011 to RMB43,335 million in 2012. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services. Revenues from our wireline voice services accounted for 15.3% of our operating revenues in 2012, compared to 20.3% in 2011.

Mobile Voice Services. Revenues from our mobile voice services increased by 27.3%, from RMB38,628 million in 2011 to RMB49,166 million in 2012, representing 17.4% of our operating revenues in 2012, compared to 15.8% in 2011. This increase was primarily due to the rapid expansion of our mobile services subscriber base. The number of our mobile services subscribers increased to 160.6 million as of December 31, 2012, representing an increase of 27.0% from 126.5 million as of December 31, 2011.

Internet Access Services. Revenues from our Internet access services increased by 16.9% from RMB74,992 million in 2011 to RMB87,660 million in 2012, representing 31.0% of our operating revenues. This increase was primarily due to the significant increase of data traffic on our wireless broadband and the continuing expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 90.1 million as of December 31, 2012, representing an increase of 13.3 million, or 17.3%, from 76.8 million as of December 31, 2011. The revenues attributable to mobile Internet access services in 2012 was RMB19,880 million, representing an increase of 49.5% from RMB13,301 million in 2011 .

Value-Added Services. Revenues from our value-added services increased by 21.7% from RMB25,554 million in 2011 to RMB31,104 million in 2012, representing 11.0% of our operating revenues in 2012. This increase was primarily due to the rapid growth of revenues from our mobile value-added services as a result of the rapid growth in the number of our mobile subscribers and, to a lesser extent, the increase in revenues from wirelie value-added services, such as Internet Data Center and iTV content and applications services. The revenues attributable to mobile value-added services in 2012 was RMB16,848 million, compared to RMB12,067 million in 2011

Integrated Information Application Services. Revenues from our integrated information application services increased by 13.2% from RMB20,473 million in 2011 to RMB23,174 million in 2012, representing 8.2% of our operating revenues in 2012. This increase was primarily due to the rapid development of our IT applications and services and “Best Tone” services. The revenues attributable to mobile integrated information application services in 2012 was RMB6,749 million, representing an increase of 61.8% from RMB4,172 million in 2011.

Managed Data and Leased Line Services. Revenues from our managed data and leased line services increased by 10.1%, from RMB14,273 million in 2011 to RMB15,710 million in 2012, representing 5.5% of our operating revenues in 2012. This increase was primarily due to the increasing revenues from domestic circuits leasing services, the IP-VPN services, and optic fiber leasing, driven by the increasing demand from government and enterprise customers for informatization. Revenue from mobile managed data and leased line services was RMB160 million in 2012.

Other Services. Revenues from other services increased by 54.7%, from RMB21,286 million in 2011 to RMB32,924 million in 2012. The increase in revenues from other services was primarily due to the increase in sales of mobile terminal equipment. The revenues from sales of mobile terminal equipment increased by 77.7% to RMB24,757 million in 2012 from RMB13,935 million in 2011, corresponding to the significant increase in the volume of mobile terminal equipment sold in 2012.

Operating Expenses

Total operating expenses increased by 18.5%, from RMB220,941 million in 2011 to RMB261,887 million in 2012. The increase in operating expenses was primarily due to increased network operations and support expenses, selling, general and administrative expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 3.1%, from RMB51,233 million in 2011 to RMB49,655 million in 2012, mainly due to our continuous stringent control of capital expenditure. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 20.9% in 2011 to 17.5% in 2012.

Network Operations and Support Expenses. Our network operations and support expenses increased by 24.7%, from RMB52,925 million in 2011 to RMB66,003 million in 2012, which was primarily attributable to the increased CDMA network capacity lease fees and the increased operating and maintenance expenses, corresponding to our business development efforts . Our CDMA network capacity lease fee increased by 34.4% from RMB19,011 million in 2011 to RMB25,546 million in 2012, corresponding to the increase in our mobile services revenues during this period.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 29.4% from RMB48,746 million in 2011 to RMB63,076 million in 2012. The increase was primarily due to the increased marketing expenditure for promotional and marketing initiatives relating to the iPhone. Advertising and promotional expenses were RMB34,901 million, an increase of 26.9% from 2011. Commission and service expenses for third parties were RMB19,537 million, an increase of 36.0% from 2011. In 2012, in light of the intensified competition in mobile services, we increased the number of mobile terminal equipment offered to customers for free or at a nominal price. The cost of mobile terminal equipment offered to customers for free or at a nominal price are recorded in advertising and promotional expenses and was RMB21,754 million in 2012, an increase of 39.1% from 2011.

Personnel Expenses. Personnel expenses increased by 9.3%, from RMB39,167 million in 2011 to RMB42,812 million in 2012. This increase was primarily attributable to our performance based incentive schemes to motivate talents and our frontline employees.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB40,341 million in 2012, which increased by 39.7% from RMB28,870 million in 2011, largely corresponding to an increase in sales of mobile terminal equipment.

Net Finance Costs

In 2012, our net finance costs decreased by 30.6% from RMB2,254 million in 2011 to RMB1,564 million in 2012. Our interest expense decreased by 20.5%, or RMB556 million, from RMB2,710 million in 2011 to RMB2,154 million in 2012, mainly due to the decreased amount of our interest bearing debts in 2012 compared to 2011.

The net exchange loss was RMB1 million in 2012, compared to a net exchange gain of RMB51 million in 2011, which was mainly due to the depreciation of RMB against the Euro in 2012. According to the exchange rates published by the People’s Bank of China on December 31, 2012, the exchange rate of Renminbi depreciated by 1.9% against the Euro from December 31, 2011.

Income Tax

In 2012, our income tax expense was RMB4,753 million with an effective tax rate of 24.0%. Our expected income tax expense at our statutory tax rate of 25.0% in 2012 would be RMB4,948 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to some of our subsidiaries and our branches with operations in the western regions of China. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

According to the EIT Law and its implementing regulations, the corporate income tax rate for entities other than certain high-tech enterprises and small enterprises earning a “small profit,” as defined in the EIT Law, has been revised to 25.0%. Prior to the end of 2012, entities that are taxed at preferential rates were subject to a five-year transition period from January 1, 2008 during which the tax rates were gradually increased to the unified rate of 25.0%. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, such as some branches of ours, which were previously taxed at the preferential rate of 15.0%, are 18.0%, 20.0%, 22.0%, 24.0% and 25.0% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB14,925 million in 2012, with a net margin of 5.3%, compared to a profit attributable to equity holders of the Company of RMB16,500 million with a net margin of 6.7% in 2011.

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Revenues

Our operating revenues increased by RMB25,171 million, or 11.4%, from RMB219,897 million in 2010 to RMB245,068 million in 2011. This increase was primarily driven by the revenues growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, managed data and leased line services and other services, which was partially offset by a decrease in revenues from wireline voice services.

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

Value-Added Services. Revenues from our value-added services increased by 13.1% from RMB22,599 million in 2010 to RMB25,554 million in 2011, representing 10.4% of our operating revenues in 2011. This increase was primarily due to increased revenues from our mobile value-added services, partially offset by a decrease in revenues from wireline value-added services mainly as a result of our declining PHS services. The revenues attributable to mobile value-added services in 2011 was RMB12,067 million, compared to RMB7,858 million in 2010.

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

Managed Data and Leased Line Services. Revenues from our managed data and leased line services increased by 15.2%, from RMB12,389 million in 2010 to RMB14,273 million in 2011, representing 5.8% of our operating revenues in 2011. This increase was primarily due to the increasing revenues from domestic circuits leasing services, the IP-VPN services, and optic fiber leasing, driven by the increasing demand from customers for network resources and informatization.

Other Services. Revenues from other services increased by 57.6%, from RMB13,504 million in 2010 to RMB21,286 million in 2011. The increase in revenues from other services was primarily due to the increase in sales of mobile terminal equipment. The revenues attributable to other mobile services in 2011 was RMB14,455 million, representing an increase of 131.8% from RMB6,236 million in 2010.

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

Operating Expenses

Total operating expenses increased by 12.5%, from RMB196,453 million in 2010 to RMB220,941 million in 2011. The increase in operating expenses was primarily due to increased network operations and support expenses, selling, general and administrative expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 1.9%, from RMB52,224 million in 2010 to RMB51,233 million in 2011, mainly due to our continuous stringent control of capital expenditure in 2011. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 23.7% in 2010 to 20.9% in 2011.

Network Operations and Support Expenses. Our network operations and support expenses increased by 11.6%, from RMB47,445 million in 2010 to RMB52,925 million in 2011, which was primarily attributable to the increased CDMA network capacity lease fees. Our CDMA network capacity lease fee increased by 42.7% from RMB13,320 million in 2010 to RMB19,011 million in 2011, corresponding to the increase in our mobile services revenues during such period.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 15.7% from RMB42,136 million in 2010 to RMB48,746 million in 2011. The increase was primarily due to the increased marketing expenditure for our mobile services and broadband services. Advertising and promotional expenses were RMB27,498 million, an increase of 17.7% from 2010. Commission and service expenses for third parties were RMB14,367 million, an increase of 21.5% from 2010. In 2011, the cost of mobile terminal equipment offered to customers for free or at a nominal price was RMB15,641 million in 2011, an increase of 29.1% from 2010.

Personnel Expenses. Personnel expenses increased by 10.2%, from RMB35,537 million in 2010 to RMB39,167 million in 2011. This increase was primarily attributable to our performance based incentive schemes to motivate talents and our frontline employees.

Other Operating Expenses. Our other operating expenses primarily consisted of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB28,870 million in 2011, increased by 51.1% from RMB19,111 million in 2010, largely corresponding to an increase in sales of mobile terminal equipments.

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

Income Tax

In 2011, our income tax expense was RMB5,416 million with an effective tax rate of 24.6%. Our expected income tax expense at our statutory tax rate of 25.0% in 2011 would be RMB5,503 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to our branches located in special economic zones of China and certain subsidiaries. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

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

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB16,500 million in 2011, with a net margin of 6.7%, compared to profit attributable to equity holders of the Company of RMB15,339 million with a net margin of 7.0% in 2010.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(RMB in millions)
Net cash generated from operating activities	75,574	73,009	70,667
Net cash used in investing activities	(45,734)	(43,637)	(48,252)
Net cash used in financing activities	(38,774)	(27,723)	(19,802)

(Decrease)/increase in cash and cash equivalents	(8,934)	1,649	2,613

Cash and cash equivalents increased by 9.5%, from RMB27,372 million as of December 31, 2011, of which 94.4% was denominated in RMB, to RMB29,982 million as of December 31, 2012, of which 97.6% was denominated in RMB. Our net cash inflow was RMB2,613 million in 2012, as compared with a net cash inflow of RMB1,649 million in 2011.

Our principal source of liquidity is cash generated from operating activities, which was RMB70,667 million in 2012, a decrease of RMB2,342 million from RMB73,009 million in 2011.

Net cash used in investing activities increased by RMB4,615 million from RMB43,637 million in 2011 to RMB48,252 million in 2012 primarily as a result of an increase of our capital expenditure.

Net cash used in financing activities was RMB19,802 million in 2012 compared to RMB27,723 million net cash used in financing activities in 2011. This decrease in cash outflow was primarily due to our decreased repayment of bank loans and other loans in 2012.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB128,251 million as of December 31, 2012, compared to a deficit of RMB67,681 million as of December 31, 2011.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2013. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2012, we had available credit facilities of RMB163,130 million with major domestic commercial banks, from which we can draw upon. We intend to fund the Mobile Network Acquisition by internal resources and relevant debt financings.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
Short-term debt	20,675	9,187	6,523
Current portion of long-term debt	10,352	11,766	10,212
Finance lease obligations	—	—	3
Long-term debt and payable, excluding current portion	42,549	31,150	83,070

Total debt	73,576	52,103	99,808

Our short-term debt constituted 6.5% of our total debt as of December 31, 2012. The weighted average interest rate of our short-term debt was 5.5% as of December 31, 2012, representing an decrease of 0.4 percentage points from that as of December 31, 2011.

Our total debt increased by RMB47,705 million from RMB52,103 million as of December 31, 2011 to RMB99,808 million as of December 31, 2012, primarily due to the deferred consideration of the Mobile Network Acquisition. Our debt-to-asset ratio (total debt divided by total assets) increased from 12.4% in 2011 to 18.3% in 2012. We believe that our Company has maintained a solid capital structure.

Our long-term debt (including current portion) increased from RMB42,916 million as of December 31, 2011 to RMB93,282 million as of December 31, 2012. In addition, our short-term debt decreased from RMB9,187 million as of December 31, 2011 to RMB6,523 million as of December 31, 2012.

Of our total debt as of December 31, 2012, 98.9%, 0%, 0.6% and 0.5% were denominated in Renminbi, Japanese Yen, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2012 may differ from the amounts indicated below.

	Year Ended December 31,
	2011	2012	2013 (Planned)
	(RMB in millions)
Total capital expenditure	49,551	53,731	75,000

In 2012, we continued to increase investment in upgrading our broadband network to improve the coverage of our optic fiber network as well as the connection speed. Focusing on investment return, we continued to improve our capital expenditure structure and control capital expenditure in connection with traditional wireline voice services and telecommunications infrastructure. In 2012, our capital expenditure was RMB53,731 million, an increase of 8.4% from RMB49,551 million in 2011.

Our capital expenditure for 2013 is projected to be approximately RMB75,000 million, a portion of which will be invested in the project “Broadband China • Fiber Cities”, through which we seek to upgrade bandwidth access capacity of our broadband network across cities nationwide, and a portion of which will be invested in the CDMA network assets we acquired in December 2012.

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

As of December 31, 2012, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2012:

	Payable in
	Total	2013	2014	2015	2016	2017	After 2017
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	6,523	6,523	—	—	—	—	—
Long-term debt and payable	93,282	10,212	20,059	86	86	62,177	662
Interest payable	17,552	4,488	3,938	2,989	2,988	3,115	34
Finance lease obligations	3	—	2	1	—	—	—
Operating lease commitments	6,919	2,119	1,195	877	686	553	1,489
Capital commitments	7,103	7,103	—	—	—	—	—

Total contractual obligations	131,382	30,445	25,194	3,953	3,760	65,845	2,185

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. As of December 31, 2012, our board of directors, or the Board, comprised 13 Directors with seven Executive Directors, one Non-Executive Director and five Independent Non-Executive Directors. The term of office for the fourth session of the Board is three years, starting from May 2011 until the date of the Company’s annual general meeting in 2014, upon which the fifth session of the Board will be elected.

On 20 March 2012, Mr. Zhang Chenshuang retired from his positions as an Executive Director and Executive Vice President. On March 20, 2012, the Board appointed Mr. Ke Ruiwen as an Executive Vice President of our Company. On May 30, 2012, Mr. Ke Ruiwen was approved to be appointed as an Executive Director of the Company at the 2011 annual general meeting. On August 22, 2012, Mr. Li Jinming retired from his position as a Non-Executive Director of our Company. The Board proposed to appoint Mr. Chen Liangxian as a Non-Executive Director of our Company, and such appointment was approved at the extraordinary general meeting held on October 16, 2012. On March 20, 2013, Mr. Chen Liangxian resigned from his position as a Non-Executive Director of our Company. On March 20, 2013, the Board proposed that Mr. Xie Liang be appointed as a Non-Executive Director of our Company, subject to approval at the annual general meeting scheduled to be held on May 29, 2013. Our Board currently consists of 12 directors with seven Executive Directors and five Independent Non-Executive Directors.

The following table sets forth certain information concerning our current directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Wang Xiaochu	55	Chairman of the Board of Directors and Chief Executive Officer
Yang Jie	51	Executive Director, President and Chief Operating Officer
Wu Andi	58	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	57	Executive Director and Executive Vice President
Li Ping	59	Executive Vice President
Yang Xiaowei	49	Executive Director and Executive Vice President
Sun Kangmin	56	Executive Director and Executive Vice President
Ke Ruiwen	50	Executive Director and Executive Vice President
Wu Jichuan	75	Independent Non-Executive Director
Qin Xiao	65	Independent Non-Executive Director

Name	Age	Position
Tse Hau Yin, Aloysius	65	Independent Non-Executive Director
Cha May Lung, Laura	63	Independent Non-Executive Director
Xu Erming	63	Independent Non-Executive Director
Yung Shun Loy, Jacky	50	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Gao Jinxing	50	Financial Controller

Wang Xiaochu, age 55, is the Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang Province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communication Corporation, President of China Telecommunications Corporation, and Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications, or the MPT, Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Yang Jie, age 51, is an Executive Director, President and Chief Operating Officer of our Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration, or DBA, from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 29 years of operational and managerial experience in the PRC telecommunications industry.

Wu Andi, age 58, is an Executive Director, Executive Vice President and the Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor’s degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Madam Wu studied in the master of business administration program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master’s degree of business administration. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 31 years of economic and financial management experience in the telecommunications industry in the PRC.

Zhang Jiping, age 57, is an Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications, or the DGT, of the MPT, a Deputy Director General and Director of the Telecommunication Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 31 years of experience in network operation and management in the telecommunications industry in the PRC.

Li Ping, age 59, is an Executive Vice President of our Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received a MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of our Company, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also a Vice President of China Telecommunications Corporation, and Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 37 years of operational and managerial experience in the telecommunications industry in the PRC.

Yang Xiaowei, age 49, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and the Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of CUCL and Chairman of Unicom Huasheng. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Sun Kangmin, age 56, is an Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. He holds a bachelor’s degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communications Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 29 years of operational and managerial experience in the telecommunications industry in the PRC.

Ke Ruiwen, age 50, is an Executive Director and Executive Vice President of our Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 27 years of operational and managerial experience in the telecommunications industry in China.

Wu Jichuan, age 75, is an Independent Non-Executive Director of our Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Expert Committee for Telecommunication Economy of MIIT, Honorary Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the MPT, Deputy Director of the Committee of the Radio Management, Vice Leader of the Informatization Leading Group of the State Council, Minister of the MII, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Education, Science, Culture and Public Health Committee of the Tenth National People’s Congress.

Qin Xiao, age 65, is an Independent Non-Executive Director of our Company. Dr. Qin obtained his Ph.D. in economics from University of Cambridge. He is an Independent Non-Executive Director of HKR International Limited, AIA Group Limited and China World Trade Center Company Limited and the Non-Executive Chairman of the board of directors of Amex Resources Limited. He is a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China and a non-official member of the Financial Services Development Council of Hong Kong. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation, or CITIC, and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth and the Eleventh Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board. He also served as Chairman of APEC Business Advisory Council for the Year 2001. His papers and books in economics, management and social transformation have been published in China and abroad.

Tse Hau Yin, Aloysius, age 65, is an Independent Non-Executive Director of our Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited, SJM Holdings Limited and CCB International (Holdings) Limited. Mr. Tse was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, or HKICPA. Mr. Tse is a former president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 63, is an Independent Non-Executive Director of our Company. Mrs. Cha is currently a Hong Kong Delegate to the Twelfth National People’s Congress of the PRC, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, or CSRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, or the HKSAR, and Chairman of the Financial Services Development Council of the Government of the HKSAR. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is a member of the Yale School of Management Board of Advisors. Mrs. Cha served as a Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University in the United States in 1982.

Xu Erming, age 63, is an Independent Non-Executive Director of our Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management and has been responsible for research on many subjects put forward by the PRC National Natural Science Foundation, the PRC National Social Science Foundation, and other authorities at provincial and ministerial level in the PRC. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu previously lectured at the State University of New York at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

Yung Shun Loy, Jacky, age 50, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor’s degree in laws and a bachelor’s degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Gao Jinxing, age 50, is the Financial Controller of our Company. Mr. Gao is a senior economist and has a master’s degree. Mr. Gao served as the Deputy Chief Economist and Head of Financial Planning and Supply Department of Fuzhou Telecommunications Bureau, Deputy Director General and Chief Accountant of Sanming Posts and Telecommunications Bureau, Deputy Director and Director of Finance Department of the Posts and Telecommunications Administration of Fujian province, Deputy General Manager, the Financial Controller and the Chairman of the Labour Union of China Telecom Fujian branch.

There is no family relationship between any of our directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee has six Supervisors. Two members of our supervisory committee are employee representatives elected by our employees. The remaining members are appointed by shareholders at a general meeting. The term of office of our Supervisors is three years, which is renewable upon re-election or re-appointment.

Effective as of August 22, 2012, Mr. Miao Jianhua retired from his position as Chairman of the Supervisory Committee of our Company. On the same day, Mr. Xu Cailiao and Ms. Han Fang resigned from their positions as Supervisors of our Company. Mr. Shao Chunbao and Mr. Hu Jing were proposed to be appointed as the Supervisors of our Company. The appointment of Mr. Shao Chunbao and Mr. Hu Jing as the Supervisors of the Company was approved at the extraordinary general meeting held on October 16, 2012, while Mr. Zhang Jianbin has been elected by the employees of the Company democratically as a Supervisor of our Company representing the employees. Their terms of office commenced from October 16, 2012 until the annual general meeting of the Company for the year 2013 to be held in the year 2014.

The following table sets forth certain information concerning our Supervisors:

Name	Age	Position
Shao Chunbao	55	Chairman of the Supervisory Committee
Zhu Lihao	72	Independent Supervisor
Mao Shejun	59	Supervisor (Employee Representative)
Zhang Jianbin	47	Supervisor (Employee Representative)
Hu Jing	37	Supervisor
Du Zuguo	50	Supervisor

Shao Chunbao, aged 55, is the Chairman of the Supervisory Committee of our Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organization Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-Owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the SASAC. Mr. Shao has extensive government work experience and management experience.

Zhu Lihao, age 72, is an Independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of the PRC, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Mao Shejun, age 59, is an Employee Representative Supervisor of the Supervisory Committee of our Company. Mr. Mao is currently a senior consultant of the Labour Union of China Telecom Group. Mr. Mao holds a master’s degree in management from the Australian National University and has served as Human Resources Officer of the former Hubei Posts and Telecommunications Administration and Managing Director of the Human Resources Department of our Company. Mr. Mao is a senior economist and has over 30 years of experience in operation and management in the telecommunications industry.

Zhang Jianbin, aged 47, is an Employee Representative Supervisor of the Supervisory Committee of our Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department of our company). Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLB and LLM degrees. He also had an executive master’s degree of business administration from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the MPT and the Directorate General of Telecommunications, or DGT, of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with over 20 years of experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Hu Jing, aged 37, is a Supervisor of the Supervisory Committee of our Company. Mr. Hu is currently the director in the Audit Department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and a senior accountant with 15 years of experience in finance and auditing.

Du Zuguo, age 50, is a Supervisor of the Supervisory Committee of our Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of our Company) and the Chairman and General Manager of Zhejiang Provincial Financial Holdings Company Limited. Mr. Du served as Director, Deputy Director General, Deputy Secretary to the CCP Committee, Director General and Secretary to the CCP Committee of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

B.	Compensation

Compensation of Directors and Supervisors

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and Supervisors as a group for the year ended December 31, 2012 was approximately RMB9.1 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2012
Executive Directors
Wang Xiaochu	—	337	377	—	62	776
Yang Jie	—	337	386	—	59	782
Wu Andi	—	293	344	—	59	696
Zhang Jiping	—	293	344	—	59	696
Zhang Chenshuang(1)	—	122	337	—	24	483
Yang Xiaowei	—	293	340	—	59	692
Sun Kangmin	—	293	340	—	59	692
Ke Ruiwen(2)	—	171	171	—	36	378

Non-Executive Directors
Li Jinming(3)	—	—	—	—	—	—
Chen Liangxian(4)	—	—	—	—	—	—

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total

Independent Non-Executive Directors
Wu Jichuan	200	—	—	—	—	200
Qin Xiao	203	—	—	—	—	203
Tse Hau Yin	405	—	—	—	—	405
Cha May Lung	203	—	—	—	—	203
Xu Erming	200	—	—	—	—	200

Supervisors
Shao Chunbao(6)	—	49	49	—	10	108
Miao Jianhua(5)	—	245	289	—	48	582
Mao Shejun	—	173	450	—	59	682
Zhang Jianbin(6)	—	45	62	—	19	126
Xu Cailiao(5)	—	83	303	—	42	428
Han Fang(5)	—	225	316	—	42	583
Hu Jing(6)	—	10	22	—	8	40
Du Zuguo	—	—	—	—	—	—

Independent Supervisor
Zhu Lihao	100	—	—	—	—	100

Total	1,311	2,969	4,130	—	645	9,055

(1)	Mr. Zhang Chenshuang retired as an Executive Director of the Company, effective March 20, 2012.
(2)	Mr. Ke Ruiwen was appointed as an Executive Director of the Company, effective May 30, 2012.
(3)	Mr. Li Jinming retired as a Non-Executive Director of the Company, effective August 22, 2012.
(4)	Mr. Chen Liangxian was appointed as the Non-executive Director of our Company, and such appointment was approved at the extraordinary general meeting held on October 16, 2012. On March 20, 2013, Mr. Chen Liangxian resigned from his position as a Non-Executive Director of our Company.
(5)	Mr. Miao Jianhua retired as Chairman of the supervisory committee of the Company, effective August 22, 2012. Mr. Xu Cailiao and Ms. Han Fang resigned from their positions as Supervisors of our Company, effective as of August 22, 2012.
(6)	Mr. Shao Chunbao and Mr. Hu Jing were proposed to be appointed as the Supervisors of our Company. The appointment of Mr. Shao Chunbao and Mr. Hu Jing as the Supervisors of the Company was approved at the extraordinary general meeting held on October 16, 2012, while Mr. Zhang Jianbin has been elected by the employees of the Company democratically as a Supervisor of our Company representing the employees. Their terms of office commenced from October 16, 2012 until the annual general meeting of the Company for the year 2013 to be held in the year 2014.
(7)	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.

Discretionary Bonuses for Executive Directors

Compensation of our Executive Directors is determined pursuant to our director compensation plans thereof approved and adopted by the Board and the Remuneration Committee. Under the director compensation plan, Executive Directors receive discretionary bonuses subject to achievement of certain performance targets. The amounts of discretionary bonuses are reviewed and determined annually, with reference to certain financial indicators of the preceding year. Independent directors and non-executive directors do not receive any discretionary bonus.

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

In 2005, we approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25.0%, 50.0%, 75.0% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

In 2006, we approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from the date of grant and an exercise price of HK$2.85 per unit. A recipient of these stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25.0%, 50.0%, 75.0% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

In 2012, we approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of five years from the date of grant and an exercise price of HK$4.76 per unit. A recipient of these stock appreciation rights may exercise the rights in stages commencing November 2013. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.0%, 66.0% and 100.0%, respectively, of the total stock appreciation rights granted to such persons.

During the years ended December 31, 2010 and 2011, 483 million and 412 million stock appreciation right units were exercised, respectively. During the year ended December 31, 2012, no stock appreciation right units were exercised.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2010, compensation expense recognized in respect of stock appreciation rights was RMB592 million. For the year ended December 31, 2011, compensation expense recognized in respect of stock appreciation rights was RMB328 million. For the year ended December 31, 2012, compensation expense recognized in respect of stock appreciation rights was RMB163 million.

C.	Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 20, 2011, election of members of the Board were conducted and this election generated the fourth session of the Board consisting of 14 directors with eight Executive Directors, one Non-Executive Director, and five Independent Non-executive Directors, each having a term of office of three years. The term of the fourth session of the Board ends on the day of our annual general meeting in 2014, upon which the fifth session of the Board will be elected. None of the service contracts with our directors provide benefits to them upon termination.

On 20 March 2012, Mr. Zhang Chenshuang retired from his positions as Executive Director and Executive Vice President. On March 20, 2012, the Board appointed Mr. Ke Ruiwen as an Executive Vice President of our Company. On May 30, 2012, Mr. Ke Ruiwen was approved to be appointed as an Executive Director of the Company at the 2011 annual general meeting. On August 22, 2012, Mr. Li Jinming retired from his position as a Non-executive Director of our Company. The Board has proposed to appoint Mr. Chen Liangxian as an Non-Executive Director of our Company, and such appointment was approved at the extraordinary general meeting held on October 16, 2012. On March 20, 2013, Mr. Chen Liangxian resigned from his position as a Non-Executive Director of our Company. On March 20, 2013, the Board proposed that Mr. Xie Liang be appointed as a Non-Executive Director of our Company, subject to approval at the annual general meeting scheduled to be held on May 29, 2013. Our Board currently consists of 12 directors with seven Executive Directors and five Independent Non-Executive Directors.

Audit Committee

The Audit Committee was established in 2002, and currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Dr. Qin Xiao and Professor Xu Erming. They are all Independent Non-executive Directors. The Audit Committee is accountable to the Board and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board in March 2005 and amended in March 2009 and in December 2011, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification, independence, selection and appointment of independent auditors, and approval of services provided by the independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective internal control system including the adequacy of resources and qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company as well as the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2012, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s financial statements, assessment of the qualifications, independence and performance of independent auditors and appointment of independent auditors, effectiveness of internal control, internal audit and related party transactions. The Audit Committee received quarterly reports in relation to the internal audit and related party transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and attestation report, followed up with the recommendations proposed by our independent auditors, reviewed the annual report, and communicated independently with the auditors twice a year.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of four members, Professor Xu Erming, Mr. Wu Jichuan, Dr. Qin Xiao and Mr. Tse Hau Yin, Aloysius, all of whom are Independent Non-Executive Directors. The Remuneration Committee is accountable to the Board and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board in March 2005 and amended in December 2011, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, making recommendations to the Board on our overall remuneration policies and structure relating to compensation of directors and senior management, reviewing and approving the management’s remuneration proposals, determining the remuneration packages of all Executive Directors and senior management, making recommendations to the Board of Directors on the remuneration of Non-Executive Directors and reviewing and approving severance compensation of directors and senior management.

The Remuneration Committee held no meeting in 2012.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Wu Jichuan, Mr. Tse Hau Yin, Aloysius, Ms. Cha May Lung, Laura and Professor Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board on the appointment or re-appointment of directors and succession planning for directors.

The Nomination Committee held no meeting and passed two written resolutions in 2012.

Independent Board Committee

The Independent Board Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee held one meeting in 2012.

D.	Employees

General

As of December 31, 2012, we had 305,676 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010		2011		2012
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	49,124	15.7%	49,455	16.0%	49,566	16.2%
Sales and marketing	161,569	51.8	159,374	51.4	156,260	51.1
Operations and maintenance	99,704	31.9	98,801	31.9	97,658	32.0
Others	1,925	0.6	2,169	0.7	2,192	0.7

Total	312,322	100.0%	309,799	100.0%	305,676	100.0%

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for managerial staff and key employees). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2012, our Assistant Chief Financial Officer, Qualified Accountant and Company Secretary, Mr. Yung Shun Loy, Jacky, held 156,000 H shares, representing 0.00112% of the total number of H shares and 0.00019% of the total number of all outstanding shares in our Company.

Apart from those disclosed herein, as of December 31, 2012, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 24, 2013 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned		Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317		85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653		8.37%	6.94%
H shares	JPMorgan Chase & Co.	2,404,838,435	(1)	17.33%	2.97%
H shares	Commonwealth Bank of Australia	1,806,696,795		13.02%	2.23%
H shares	BlackRock, Inc.	1,656,533,373	(2)	11.94%	2.05%

(1)	Includes (i) 1,244,931,117 shares held by JPMorgan Chase & Co. in long position, or Long Position, as defined under the Securities and Futures Ordinance of Hong Kong, or the SFO, representing 8.97% of the total number of H shares and 1.54% of the total number of all outstanding shares; (ii) 44,839,953 shares held by JPMorgan Chase & Co. in short position, or Short Position, as defined under the SFO, representing 0.32% of the total number of H shares and 0.06% of the total number of all outstanding shares; and (iii)1,115,067,365 shares held by JPMorgan Chase & Co. as a lending agent on behalf of its clients in a lending pool as defined under the SFO, representing 8.04% of the total number of H shares and 1.38% of the total number of all outstanding shares.
(2)	Includes (i) 1,521,245,776 shares held by BlackRock, Inc. in Long Position, representing 10.96% of the total number of H Shares and 1.88% of the total number of all outstanding shares, and (ii) 135,287,597 shares held by BlackRocks, Inc. in Short Position, representing 0.97% of the total number of H Shares and 0.17% of the total number of all outstanding shares.

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

Based solely on information contained in an Amendment No.5 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the U.S. Securities Exchange Commission, or SEC, on February 1, 2013 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,184,233,759 shares of our Company, or the FRI Shares, representing approximately 8.5% of the total number of our H shares outstanding as of December 31, 2012, were beneficially owned either by investment companies that were direct or indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 1, 2013.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 24, 2013, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

In connection with our restructuring in 2001, our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, our acquisition of the CDMA Business in 2008, and the Mobile Network Acquisition in 2012, we have entered into various agreements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, land use right leasing, CDMA network capacity leasing, CDMA facilities leasing and other services.

Our Independent Non-Executive Directors have confirmed that all connected transactions for the year ended December 31, 2012 to which our Company was a party:

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

Arrangements Relating to Certain Acquisitions

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

Ongoing Related Party Transactions between Us and China Telecom Group

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group for the year ended December 31, 2012:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	570
Net expenses for interconnection settlement	366
Lease of property from China Telecom Group	380
Lease of property to China Telecom Group	40
Provision of IT services by China Telecom Group	764
Provision of IT services to China Telecom Group	370
Provision of supplies procurement services by China Telecom Group	3,029
Provision of supplies procurement services to China Telecom Group	2,685
Provision of engineering services by China Telecom Group	10,203
Provision of community services by China Telecom Group	2,652
Provision of ancillary telecommunications services by China Telecom Group	9,541
Lease of CDMA network capacity from China Telecom Group(1)	23,027
Lease of optic fibers from China Telecom Group	26

(1)	Net off the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB2,519 million.

Centralized Services Agreement

Pursuant to the centralized services agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralized services include centralized business management and operational services provided by the Company to China Telecommunications Corporation in relation to key corporate customers, its network management center and business support center. Centralized services also include the provision of certain premises by China Telecommunications Corporation to the Company and the common use of international telecommunications facilities by both parties. In accordance with the Centralized Services Agreement, the aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Company. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties, such as restoration maintenance costs, the annual utilization fee and related service costs, and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilization fee each year. The utilization fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Centralised Services Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator with respect to a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Company to China Telecommunications Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Interconnection Settlement Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Property Leasing Framework Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Company and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Company or China Telecommunications Corporation and/or its associates are no less favorable than those offered by an independent third-party provider, the Company or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the IT Services Framework Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Community Services Framework Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Supplies Procurement Services Framework Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or construction of engineering projects with a value of over RMB2 million shall be determined by referring to the tender award price.

The Company does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Company may award the tender to China Telecommunications Corporation and/or its associates.

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Engineering Framework Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Ancillary Telecommunications Services Framework Agreement pursuant to its terms for a further term expiring on December 31, 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA network capacity lease agreement signed between the Company and China Telecommunications Corporation on July 27, 2008 and the related supplemental agreement subsequently entered into between the two parties, collectively, the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation agreed to lease the capacity of its CDMA network, or the CDMA Network, to the Company and the Company should have the exclusive right to use and operate the CDMA Network to provide CDMA services in its service areas. The leasing fee was 28.0% of the Company’s CDMA service revenues per year (which is calculated by the total revenues from the CDMA services operations minus any upfront non-refundable revenues arising out of the CDMA operations and any revenues from sale of telecommunications products in connection with the CDMA operations, as derived from the Company’s financial statements). Regardless of the revenues of the CDMA operations, the minimum annual leasing fee should be 90.0% of the total amount of the leasing fee paid by the Company to China Telecommunications Corporation in the previous year. As the Company started to pay the leasing fee from October 1, 2008, there was no minimal annual leasing fee for 2008 and 2009. The cost of network construction should be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted the Company an option to purchase the CDMA Network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The CDMA Network Capacity Lease Agreement expired on December 31, 2012.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

Pursuant to the strategic agreement signed between the Company and China Communications Services Corporation Limited, or China Communications Services, on August 30, 2006 and the related supplemental agreements (collectively, the “Strategic Agreement”), the Company agreed that, in the period between January 1, 2007 and December 31, 2009, if the service terms relating to the design, implementation and supervision of the communications engineering projects provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communications Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services annually with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant provincial branches of the Company in that year. China Communications Services will offer at least 5.0% price discount to the Company based on the applicable standard prices for the services in connection with the design, implementation and supervision of communications engineering projects. Meanwhile, the Company agreed that, in the period between January 1, 2007 and December 31, 2009, if the terms relating to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services with a total value of no less than RMB1,780 million annually.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement include: design, implementation and supervision of the communications engineering projects, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favorable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, where the terms and conditions of services provided by either party to the Strategic Agreement are as favorable as those provided by an independent third party in respect of the same services, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

The Company and China Communications Services entered into a supplemental agreement on October 29, 2009 to renew the Strategic Agreement for a further term expiring on December 31, 2012.

The Strategic Agreement did not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements with the Company (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement), which cover the transactions contemplated under the Strategic Agreement. These framework agreements are subject to annual caps, and the proposed annual caps for the transactions under the Strategic Agreement were subsumed under the annual caps of these framework agreements

The Strategic Agreement expired on December 31, 2012.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Trademark License Agreement pursuant to its terms for a further term expiring on December 31, 2015. The Company may renew the Trademark License Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Optic Fiber Leasing Agreement pursuant to its terms for a further term expiring on December 31, 2015. The Company may renew the Optic Fiber Leasing Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Our Sale of Besttone E-Commerce Co., Ltd..

See “Item 4. Information on the Company—A. History and Development of the Company— Our Sale of Besttone E-Commerce Co., Ltd.”

Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities

See “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities.”

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2012, the aggregate outstanding principal amount of such loans was RMB820 million, which bear interest at fixed rates ranging from 4.5% to 4.7% per annum and are repayable within one year. See Note 15 to our audited financial statements included elsewhere in this report for details of interest paid and payable to China Telecom Group with respect to such loans.

Our Proposed Sale of E-surfing Media Co,. Ltd.

See “Item 4-Information on the Company—A. History and Development of the Company – Our Proposed Sale of E-surfing Media Co., Ltd.”

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

In 2011, the NDRC initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted to the NDRC in November 2011 a proposal for enhancement initiatives as well as an application for suspension of investigation.

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 30, 2012, a final dividend of RMB5,625 million (RMB0.069506 equivalent to HK$0.085 per share) for the year ended December 31, 2011 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 20, 2013, a final dividend of approximately RMB5,522 million (RMB0.068230 equivalent to HK$0.085 per share) for the year ended December 31, 2012 was proposed for shareholders’ approval at the annual general meeting.

The declaration and payment of dividends for years following 2012 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2013 and April 24, 2013, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2013 and April 24, 2013, there were, respectively, 46 and 44 registered holders of American depositary receipts evidencing 5,791,737 and 6,357,242 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2008	7.00	2.00	90.85	26.17
2009	4.35	2.58	55.53	32.11
2010	4.36	3.20	56.09	40.72
2011	5.23	4.08	67.13	52.68
2012	4.91	3.29	63.48	42.05
Quarterly
First Quarter, 2011	4.75	4.08	61.00	52.68
Second Quarter, 2011	5.19	4.33	65.66	55.86
Third Quarter, 2011	5.23	4.39	67.13	56.12
Fourth Quarter, 2011	5.07	4.34	66.51	55.96
First Quarter, 2012	4.74	4.00	60.87	52.00
Second Quarter, 2012	4.26	3.29	55.12	42.05
Third Quarter, 2012	4.91	3.37	63.48	43.40
Fourth Quarter, 2012	4.88	3.99	62.97	52.04
First Quarter, 2013	4.40	3.90	57.97	50.33
Monthly
October 2012	4.88	4.52	62.97	58.10
November 2012	4.59	3.99	59.59	52.04
December 2012	4.34	4.12	56.85	53.22
January 2013	4.40	4.18	57.97	53.95
February 2013	4.25	3.95	55.30	50.58
March 2013	4.13	3.90	53.34	50.33
April 2013 (through April 24)	3.90	3.57	50.39	45.73

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of our Articles of Association is filed as an exhibit to this annual report, which is incorporated herein by reference.

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

Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the Board at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the Board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate (as defined in the Listing Rules of the Hong Kong Stock Exchange) is interested.

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

All decisions relating to the compensation of directors are made at shareholders’ meetings.

There are no provisions under our articles of association which relate to:

•	the retirement or non-retirement of directors under any age limit requirement;

•	directors’ borrowing power; or

•	number of shares required for director’s qualification..

Dividends

Our Board may propose dividend distributions at any time. Our Board may declare interim and special dividends under general authorization by a shareholders’ ordinary resolution. A distribution of final dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

We may only distribute dividends from our retained earnings as determined in accordance with the accounting principles of the PRC or IFRS, whichever is lower, after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory common reserve fund of 10.0% of our profit; and

•	allocations to a discretionary common reserve fund if approved by the shareholders.

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

Voting Rights and Shareholders’ Meetings

Our Board will convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding fiscal year. Our Board must convene an extraordinary general meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10.0% or more of our issued and outstanding voting shares so request(s) in writing;

•	whenever our Board deems necessary or our supervisory board so requests; or

•	whenever two or more of our independent directors so request.

Resolutions proposed by shareholder(s) holding 5.0% or more of the total voting shares shall be included in the agenda for the relevant annual general meeting if they are within the functions and powers of shareholders in general meetings.

All shareholders’ meetings must be convened by our Board by written notice given to shareholders not less than 45 days before the meeting. We may convene a shareholders’ general meeting where the number of voting shares represented by those shareholders from whom we have received 20 days before the meeting notices of intention to attend the meeting reaches one half or more of our voting shares; or, if that number is not reached, we shall within five days notify the shareholders again of the matters proposed to be considered at the meeting, the date and the place of the meeting by way of public announcement. After such public announcement, we may hold the shareholders’ general meeting. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

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

Restrictions on Large or Controlling Shareholders

Our Articles of Association define a controlling shareholder as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the Board;

•	has the power to exercise, or to control the exercise of, 30.0% or more of our voting rights;

•	holds 30.0% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

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

Taxation of Dividends

Individual Investors. According to the PRC Individual Income Tax Law and its implementing regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20.0%. For a foreign individual who is not a PRC resident, the receipt of dividends from a PRC company is normally subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty.

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

Taxation of Capital Gains

With respect to individual holders of H shares or ADSs, the PRC Individual Income Tax Law and its implementation regulations stipulate that gains realized on the sale of equity shares would be subject to income tax at a rate of 20.0%, and empower the Ministry of Finance to draft detailed tax rules on the mechanism for collecting such tax subject to approval of the State Council. However, as of the date of this annual report, no such tax rules have been enacted and no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares issued by listed companies by individuals were temporarily exempted from individual income tax pursuant to notices issued by the State Administration of Taxation dated March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares or ADSs may be subject to capital gains tax at the rate of 20.0% unless such tax is reduced or eliminated by an applicable double-taxation treaty. If tax on capital gains from the sale of H shares or ADSs become applicable, it is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares or ADSs representing an interest in our Company of 25.0% or more, but this position is uncertain and the PRC authorities may take a different position.

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

Additional PRC Tax Considerations

PRC Stamp Duty. PRC stamp duty imposed on the transfer of shares of PRC publicly traded companies under the PRC Provisional Regulations Concerning Stamp Duty, or the Provisional Regulations, should not apply to the acquisition and disposal by non-PRC investors of H shares or ADSs outside of the PRC by virtue of the Provisional Regulations, which became effective on October 1, 1988 and which provide that PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and are protected under PRC law.

Estate Tax. No liability for estate tax under PRC law will arise from non-PRC nationals holding H shares or ADSs.

Hong Kong

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of H shares. Trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently (for the year of assessment 2008-2009 onwards) imposed at the rate of 16.5% on corporations and 15.0% on unincorporated businesses. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

United States

Material United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income.

You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

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

PFIC Rules. We believe that H shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you are a U.S. holder that elects to be taxed annually on a mark-to-market basis with respect to the H shares or ADSs, gain realized on the sale or other disposition of your H shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the H shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your H shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your H shares or ADSs. Dividends that you receive from us will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2012 and 2011, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2012:

	Expected Maturity
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	558	—	—	—	—	—	558	558
Japanese yen	11	—	—	—	—	—	11	11
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	91	—	—	—	—	—	91	91
Other currencies	64	—	—	—	—	—	64	64
Time deposits
United States dollars	600	—	—	—	—	—	600	600
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	51	347	598	568
Average interest rate	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	29	31	31	31	30	304	456	419
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	6	—	26	22
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2012.

As of December 31, 2011:

	Expected Maturity
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,410	—	—	—	—	—	1,410	1,410
Japanese yen	21	—	—	—	—	—	21	21
Euro	2	—	—	—	—	—	2	2
Hong Kong dollars	69	—	—	—	—	—	69	69
Other currencies	39	—	—	—	—	—	39	39
Time deposits
United States dollars	—	—	—	—	—	—	—	—
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	1,603	—	—	—	—	—	1,603	1,603
Average interest rate	2.7%	—	—	—	—	—
Debts in United States dollars
Fixed rate	42	42	42	43	43	363	575	546
Average interest rate	2.2%	1.3%	1.2%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	33	73	69
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	28	22	26	27	27	267	397	365
Average interest rate	1.8%	1.3%	1.3%	1.3%	1.3%	1.3%
Variable rate	6	6	6	6	6	58	88	81
Average interest rate(1)	2.0%	2.0%	1.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	4	29	24
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2011 and 2012, our debt consisted of fixed and variable rate debt obligations with maturities from 2012 to 2060 and from 2013 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2011 and 2012, respectively.

As of December 31, 2012

	Expected Maturity
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	16,005	19,973	—	—	380	11	36,369	36,292
Average interest rate	4.7%	4.6%	—	—	6.0%	5.9%
Variable rate	646	—	—	—	61,710	—	62,356	62,153
Average interest rate(1)	5.5%	—	—	—	4.8%	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	51	347	598	568
Average interest rate	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	29	31	31	31	30	304	456	419
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	6	—	26	22
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2012

As of December 31, 2011:

	Expected Maturity
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	17,531	10,105	19,962	—	—	10	47,608	46,467
Average interest rate	3.7%	4.2%	4.6%	—	—	5.9%
Variable rate	1,730	—	—	—	—	—	1,730	1,730
Average interest rate(1)	6.1%	—	—	—	—	—
Debts in Japanese yen
Fixed rate	1,603	—	—	—	—	—	1,603	1,603
Average interest rate	2.7%	—	—	—	—	—
Debts in United States dollars
Fixed rate	42	42	42	43	43	363	575	546
Average interest rate	2.2%	1.3%	1.2%	1.2%	1.2%	1.2%
Variable rate	8	8	8	8	8	33	73	69
Average interest rate(1)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Debts in Euro
Fixed rate	28	22	26	27	27	267	397	365
Average interest rate	1.8%	1.3%	1.3%	1.3%	1.3%	1.3%
Variable rate	6	6	6	6	6	58	88	81
Average interest rate(1)	2.0%	2.0%	1.0%	1.0%	1.0%	1.0%
Debts in other currencies
Variable rate	5	5	5	5	5	4	29	24
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011

Item 12.	Description of Securities Other than Equity Securities.

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

	ADR holders must pay:		For:

•	US$5.00 (or less) per 100 ADRs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

		•	Each cancellation of an ADR, including if the deposit agreement terminates

		•	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees

•	US$0.02 (or less) per ADR	•	Any cash distribution (not including cash dividend distribution)

•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

		•	Servicing of the shares or deposited securities

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 30, 2012 to April 29,2013, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$195,651 reimbursement, net of withholding tax.The Bank of New York Mellon also waived certain costs of US$131,841 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2012.

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

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and/or our Board; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2012, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries as of January 1, 2011, December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 20, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 20, 2013

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2012, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Wu Jichuan, Dr. Qin Xiao and Professor Xu Erming. They are all independent non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee,” Our Board has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2011 and 2012:

	Audit Fees		Audit-Related Fees		Tax Fees		Other Fees
2011	RMB68.0 million		RMB2.15 million		RMB0.14 million		RMB1.62 million
2012	RMB89.97 million	(1)	RMB1.85 million	(2)	RMB2.21 million	(3)	RMB1.95 million	(4)

(1)	Including the audit fees paid for the audit services related to the Mobile Network Acquisition.
(2)	Audit-related fees in the amount of RMB1.85 million were paid for the advisory services provided to us regarding our internal control
(3)	Tax fees in the amount of RMB2.21 million were paid for profit tax filing assistance service and provision of recommendations to provincial branches on the pilot VAT program.
(4)	Other fees in the amount of RMB1.95 million were paid for other advisory services

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

On March 20, 2013, the Board resolved, as recommended by our Audit Committee, not to re-appoint our principal accountants, KPMG, after their completion of the audit of our consolidated financial statements for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012. On the same date, the Board resolved, as recommended by our Audit Committee, to appoint Deloitte Touche Tohmatsu, or Deloitte, as our new principal accountants, subject to the approval by our shareholders at the annual general meeting of the Company scheduled to be held on May 29, 2013. Such change in our principal accountants is due to the relevant regulations issued by the PRC Ministry of Finance and the SASAC, under which there are restrictions on the number of years of audit services that an accounting firm can continuously provide to a State-owned enterprise and its subsidiaries. The Company is a subsidiary of China Telecommunications Corporation, which is a State-owned enterprise under the supervision of the SASAC. As a result, our Company will not re-appoint KPMG at the annual general meeting scheduled to be held on May 29, 2013.

During the fiscal years ended December 31, 2011 and 2012, and the subsequent interim period through April 29, 2013, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to that item), or (2) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The audit reports of KPMG on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of KPMG on the effectiveness of our internal control over financial reporting as of December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG with a copy of the foregoing disclosure and have requested that KPMG furnish to us a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter is filed as Exhibit 15.1 to this annual report on Form 20-F.

During the two fiscal years ended December 31, 2011 and 2012 and through April 29, 2013, neither we nor any person on our behalf consulted with Deloitte regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter being the subject of disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to that item) or reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company had implemented the Code on Corporate Governance Practices (effective until March 31, 2012) and the Corporate Governance Code (effective as of April 1, 2012) of the Hong Kong Stock Exchange for the year ended December 31, 2012.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

Exhibits	Description

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.23	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.24	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.25	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.28	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.29	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.34	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.35	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.36	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.37	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.38	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.39	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.41	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.42	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.43	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.44	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

Exhibits	Description

4.51	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.55	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary)

4.56	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary)

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

15.1	Letter to SEC from KPMG

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu

Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2013

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of January 1, 2011, December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of January 1, 2011, December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2013 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 20, 2013

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2011, DECEMBER 31, 2011 AND 2012

(Amounts in millions)

	Note	January 1, 2011	December 31, 2011	December 31, 2012
		RMB	RMB	RMB
		(restated)	(restated)
ASSETS

Current assets
Cash and cash equivalents	4	25,824	27,372	29,982
Time deposits with original maturity over three months		1,968	1,804	2,730
Accounts receivable, net	5	17,328	18,471	18,768
Inventories	6	3,174	4,843	5,928
Prepayments and other current assets	7	5,074	4,666	6,297
Income tax recoverable		1,882	2,425	1,505

Total current assets		55,250	59,581	65,210
Non-current assets
Property, plant and equipment, net	8	272,514	268,904	373,743
Construction in progress	9	14,445	18,448	32,484
Lease prepayments		27,078	26,280	25,759
Goodwill	10	29,920	29,918	29,918
Intangible assets	11	9,968	7,715	9,214
Interests in associates	12	1,123	985	1,016
Investments	13	854	648	616
Deferred tax assets	14	5,024	3,070	2,922
Other assets	18	4,399	3,602	4,190

Total non-current assets		365,325	359,570	479,862

Total assets		420,575	419,151	545,072

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	20,675	9,187	6,523
Current portion of long-term debt	15	10,352	11,766	10,212
Accounts payable	16	40,041	44,359	68,844
Accrued expenses and other payables	17	52,892	59,375	105,736
Income tax payable		327	482	492
Current portion of deferred revenues	18	2,645	2,093	1,654

Total current liabilities		126,932	127,262	193,461
Non-current liabilities
Long-term debt and payable	15	42,549	31,150	83,070
Finance lease obligations		—	—	3
Deferred revenues	18	3,558	2,712	1,791
Deferred tax liabilities	14	1,375	1,117	717

Total non-current liabilities		47,482	34,979	85,581

Total liabilities		174,414	162,241	279,042
Equity
Share capital	19	80,932	80,932	80,932
Reserves	20	164,733	175,190	184,137

Total equity attributable to equity holders of the Company		245,665	256,122	265,069
Non-controlling interests		496	788	961

Total equity		246,161	256,910	266,030

Total liabilities and equity		420,575	419,151	545,072

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB
		(restated)	(restated)
Operating revenues	21	219,897	245,068	283,073

Operating expenses
Depreciation and amortization		(52,224)	(51,233)	(49,655)
Network operations and support	22	(47,445)	(52,925)	(66,003)
Selling, general and administrative		(42,136)	(48,746)	(63,076)
Personnel expenses	23	(35,537)	(39,167)	(42,812)
Other operating expenses	24	(19,111)	(28,870)	(40,341)

Total operating expenses		(196,453)	(220,941)	(261,887)

Operating income		23,444	24,127	21,186

Net finance costs	25	(3,600)	(2,254)	(1,564)

Investment income		328	40	93

Equity in income of associates		131	99	78

Earnings before income tax		20,303	22,012	19,793

Income tax	26	(4,846)	(5,416)	(4,753)

Profit for the year		15,457	16,596	15,040

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		132	(205)	(228)
Deferred tax on change in fair value of available-for-sale equity securities		(48)	51	57
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(48)	(103)	(3)
Share of other comprehensive income from associates		(25)	—	—

Other comprehensive income for the year, net of tax		11	(257)	(174)

Total comprehensive income for the year		15,468	16,339	14,866

Profit attributable to:
Equity holders of the Company		15,339	16,500	14,925
Non-controlling interests		118	96	115

Profit for the year		15,457	16,596	15,040

Total comprehensive income attributable to:
Equity holders of the Company		15,350	16,243	14,751
Non-controlling interests		118	96	115

Total comprehensive income for the year		15,468	16,339	14,866

Basic earnings per share	28	0.19	0.20	0.18

Number of shares (in millions)	28	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010, as previously reported		80,932	16,767	10,746	60,606	382	(667)	67,538	236,304	848	237,152
Adjusted for the Sixth Acquisition		—	—	—	—	—	—	48	48	—	48

Balance as of January 1, 2010, as restated		80,932	16,767	10,746	60,606	382	(667)	67,586	236,352	848	237,200
Profit for the year, as restated		—	—	—	—	—	—	15,339	15,339	118	15,457
Other comprehensive income		—	—	—	—	59	(48)	—	11	—	11

Total comprehensive income, as restated		—	—	—	—	59	(48)	15,339	15,350	118	15,468

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	(110)	(110)
Acquisition of non-controlling interests		—	—	—	—	(3)	—	—	(3)	(41)	(44)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	(319)	(319)
Distribution to China Telecom Group		—	—	—	—	—	—	(3)	(3)	—	(3)
Dividends	27	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)
Appropriations	20	—	—	—	2,028	—	—	(2,028)	—	—	—

Balance as of December 31, 2010, as restated		80,932	16,767	10,746	62,634	438	(715)	74,863	245,665	496	246,161

Profit for the year		—	—	—	—	—	—	16,500	16,500	96	16,596
Other comprehensive income		—	—	—	—	(154)	(103)	—	(257)	—	(257)

Total comprehensive income		—	—	—	—	(154)	(103)	16,500	16,243	96	16,339

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	(57)	(57)
Acquisition of non-controlling interests		—	—	—	—	(1)	—	—	(1)	(1)	(2)
Acquisition of the Fifth Acquired Group	1	—	—	—	—	—	—	(19)	(19)	—	(19)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	264	264
Disposal of a subsidiary		—	—	—	—	—	—	—	—	(10)	(10)
Distribution to China Telecom Group		—	—	—	—	—	—	(3)	(3)	—	(3)
Dividends	27	—	—	—	—	—	—	(5,763)	(5,763)	—	(5,763)
Appropriations	20	—	—	—	1,682	—	—	(1,682)	—	—	—

Balance as of December 31, 2011, as restated		80,932	16,767	10,746	64,316	283	(818)	83,896	256,122	788	256,910

Profit for the year		—	—	—	—	—	—	14,925	14,925	115	15,040
Other comprehensive income		—	—	—	—	(171)	(3)	—	(174)	—	(174)

Total comprehensive income		—	—	—	—	(171)	(3)	14,925	14,751	115	14,866

Contribution from non-controlling interests		—	249	—	—	—	—	—	249	131	380
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(73)	(73)
Acquisition of the Sixth Acquired Business	1	—	(48)	—	—	—	—	—	(48)	—	(48)
Dividends	27	—	—	—	—	—	—	(5,625)	(5,625)	—	(5,625)
Appropriations	20	—	—	—	1,413	—	—	(1,413)	—	—	—
Others		—	(380)	—	—	—	—	—	(380)	—	(380)

Balance as of December 31, 2012		80,932	16,588	10,746	65,729	112	(821)	91,783	265,069	961	266,030

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

			Year ended December 31,
	Note		2010	2011	2012
			RMB	RMB	RMB
			(restated)	(restated)
Net cash from operating activities	(a	)	75,574	73,009	70,667

Cash flows used in investing activities
Capital expenditure			(41,597)	(48,495)	(50,028)
Purchase of investments			(41)	(6)	—
Lease prepayments			(111)	(60)	(133)
Proceeds from disposal of property, plant and equipment			2,738	3,234	2,696
Proceeds from disposal of lease prepayments			176	487	255
Proceeds from disposal of investments			1	1,040	—
Net cash outflow from disposal of a subsidiary			—	—	(116)
Proceeds from return of investments			—	10	—
Purchase of time deposits with maturity over three months			(1,968)	(1,804)	(2,730)
Maturity of time deposits with maturity over three months			442	1,968	1,804
Payment of purchase price for the acquisition of CDMA business			(5,374)	—	—
Payment for acquisition of a subsidiary			—	(11)	—

Net cash used in investing activities			(45,734)	(43,637)	(48,252)

Cash flows used in financing activities
Principal element of finance lease payments			(18)	—	—
Proceeds from bank debt and other loans			53,518	23,876	9,702
Repayment of bank debt and other loans			(86,001)	(45,329)	(24,133)
Payment of dividends			(5,608)	(6,174)	(5,625)
Distribution to China Telecommunications Corporation in connection with the Fourth Acquisition	1		(535)	—	—
Payment for acquisition of non-controlling interests			(27)	(1)	—
Payment for the acquisition price of the Fifth Acquisition	1		—	(27)	(29)
Payment for the acquisition price of the Sixth Acquisition	1		—	—	(48)
Distribution to China Telecom Group			(3)	(3)	—
Net cash (distributions)/contribution to non-controlling interests			(100)	(65)	331

Net cash used in financing activities			(38,774)	(27,723)	(19,802)

Net (decrease) / increase in cash and cash equivalents			(8,934)	1,649	2,613
Cash and cash equivalents at beginning of year			34,804	25,824	27,372
Effect of changes in foreign exchange rate			(46)	(101)	(3)

Cash and cash equivalents at end of year			25,824	27,372	29,982

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	(restated)	(restated)
Earnings before income tax	20,303	22,012	19,793
Adjustments for:
Depreciation and amortization	52,224	51,233	49,655
Impairment losses on property, plant and equipment	139	—	—
Impairment losses for doubtful debts	1,593	1,367	1,612
Write down of inventories	88	96	235
Investment income	(328)	(40)	(93)
Equity in income of associates	(131)	(99)	(78)
Interest income	(287)	(405)	(591)
Interest expense	3,795	2,710	2,154
Unrealized foreign exchange loss / (gain)	92	(51)	1
Gain on retirement and disposal of property, plant and equipment	(430)	(2,436)	(2,429)
Increase in accounts receivable	(1,475)	(2,546)	(2,125)
Increase in inventories	(625)	(1,763)	(1,185)
Increase in prepayments and other current assets	(1,202)	(3,019)	(1,025)
Decrease in other assets	928	796	484
Increase in accounts payable	4,120	6,323	4,987
Increase in accrued expenses and other payables	5,999	6,939	6,233
Decrease in deferred revenues	(2,259)	(1,398)	(1,360)

Cash generated from operations	82,544	79,719	76,268
Interest received	292	396	587
Interest paid	(3,824)	(3,084)	(2,200)
Investment income received	10	42	23
Income tax paid	(3,448)	(4,064)	(4,011)

Net cash from operating activities	75,574	73,009	70,667

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including leased line, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, South America and North America regions.

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

On June 30, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (formerly known as “China Telecom (Hong Kong) International Limited”) (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 (hereinafter, referred to as the “Third Acquisition”).

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

Pursuant to an acquisition agreement entered into on April 28, 2011 by the Company and Besttone Holding Co., Ltd. (formerly known as “China Satcom Guomai Communications Co.,Ltd.”) (“Besttone Holding”), which is controlled by China Telecommunications Corporation, upon receiving the relevant government approval in March 2012, the Company disposed of 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company that was primarily engaged in the provision of e-commerce and booking services, to Besttone Holding. Besttone Holding paid the consideration by issuing 21,814,894 of its shares to the Company, representing around 4.1% of its enlarged share capital. The disposal of Besttone E-Commerce Co., Ltd. was completed on April 30, 2012.

The Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding at a purchase price of RMB48 (hereinafter, referred to as the “Sixth Acquisition”) during the year. The Sixth Acquisition was completed on April 30, 2012.

As of December 31, 2012, the purchase price of the above acquisitions, except for the Fifth Acquisition with an outstanding balance of RMB5, was fully settled.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group and the Sixth Acquired Business are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of these entities are accounted for as an equity transaction in the consolidated statements of changes in equity.

The consolidated results of operations for the years ended December 31, 2010 and 2011 and the consolidated financial position as of December 31, 2011 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Sixth Acquired Business are set out below:

	The Group (as previously reported) RMB millions	The Sixth Acquired Business RMB millions	The Group (as restated) RMB millions
Consolidated statement of comprehensive income for the year ended December 31, 2010:
Operating revenues	219,864	33	219,897
Profit for the year	15,465	(8)	15,457
Consolidated statement of comprehensive income for the year ended December 31, 2011:
Operating revenues	245,041	27	245,068
Profit for the year	16,598	(2)	16,596
Consolidated statement of financial position as of December 31,2011:
Total assets	419,115	36	419,151
Total liabilities	162,237	4	162,241
Total equity	256,878	32	256,910

For the periods presented, all significant transactions and balances between the Group and the Sixth Acquired Business have been eliminated on combination.

On June 15, 2012, China Telecom (Hong Kong) International Limited, a subsidiary of the Company primarily engaged in the provision of international value-added network services, changed its name to China Telecom Global Limited.

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

2.	ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND ASSOCIATED LIABILITIES

In October 2008, the Group acquired the CDMA mobile telecommunications business from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). At the same time, China Telecommunications Corporation purchased the CDMA network assets from China United Telecommunications Corporation (currently known as China United Network Telecommunications Group Co., Ltd.) and Unicom New Horizon Mobile Telecommunications Co., Limited (currently known as Unicom New Horizon Telecommunications Company Limited). The Group leased the CDMA network assets from China Telecommunications Corporation under an operating lease. The network branches of China Telecommunications Corporation derived substantially all of their revenues, from the CDMA network through the leasing of such CDMA network to the Group.

Pursuant to the Acquisition Agreement entered into between the Company and China Telecommunications Corporation on August 22, 2012 and the resolution passed by the Company’s Extraordinary General Meeting held on October 16, 2012, the Company completed the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC on December 31, 2012 (hereinafter, referred to as the “Mobile Network Acquisition”).

The initial consideration of the Mobile Network Acquisition was RMB84,595.41, and was subject to price adjustment, which reflected changes in the value of the CDMA network assets and associated liabilities during the period between the date following the base date for the asset appraisal (being March 31, 2012) up to (and including) the completion date of the acquisition (being December 31, 2012), to arrive at the final consideration. The final consideration was agreed to be RMB87,210.35, which consisted of RMB25,500.00 paid within five business days following the completion date of the Mobile Network Acquisition, and a deferred consideration of RMB61,710.35, which will be payable on or before the fifth anniversary of the completion date of the Mobile Network Acquisition. The interest rate of the deferred consideration will be adjusted in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rate for the first year is 4.83%. The tax expenses related to the Mobile Network Acquisition, which mainly include deed tax for the transfer of properties and land use rights, amounted to RMB29.43. The related tax expenses have been included in the book value of assets acquired.

The Mobile Network Acquisition was recognized as an assets acquisition, and the assets and associated liabilities acquired by the Company are stated at their respective purchase prices including related tax expenses as follows:

	Note	RMB millions
Property, plant and equipment, net	8	102,873
Construction in progress	9	9,177
Lease prepayments		151
Intangible assets	11	3,578
Other assets		1,080
Inventories		135
Accounts receivable, net		2,079
Prepayments and other current assets		642

Total assets acquired		119,715

Accounts payable		(17,965)
Accrued expenses and other payables		(14,540)

Total liabilities assumed		(32,505)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements were approved and authorized by the Board of Directors on March 20, 2013.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities (Note 3(l)). The accounting policies described below have been consistently applied by the Group.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 36.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of consolidation (continued)

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

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of CT Global, CT Americas, China Telecom (Macau) Company Limited (“CT Macau”), China Telecom (Singapore) Pte. Limited (“CT Singapore”) , China Telecom (Australia) Pty Ltd (“CT Australia”), China Telecom Korea Co.,Ltd (“CT Korea”), China Telecom (Malaysia) SDN BHD (“CT Malaysia”) and China Telecom Information Technology (Vietnam) Co. Ltd (“CT Vietnam”) is Hong Kong dollars (HK$), US dollars (US$), Macau Pataca (MOP), Singapore dollars (S$), Australia dollars (AUD), Korea dollars (KRW), Malaysia dollars (RM) and Vietnamese dong (VND), respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalized as construction in progress (Note 3(i)), are recognized as income or expense in profit or loss. For the periods presented, no exchange differences were capitalized.

When preparing the Group’s consolidated financial statements, the results of operations of CT Global, CT Americas, CT Macau, CT Singapore, CT Australia, CT Korea, CT Malaysia and CT Vietnam are translated into RMB at average rate prevailing during the year. Assets and liabilities of CT Global, CT Americas, CT Macau, CT Singapore, CT Australia, CT Korea, CT Malaysia and CT Vietnam are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less allowance for doubtful debts (Note 3(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. The carrying amount of assets held under finance leases as of December 31, 2011 and 2012 were RMB76 and RMB3 respectively.

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

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(n)). The cost of an item comprises direct costs of construction, capitalization of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 10) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 3(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

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

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 3(n)). Amortization of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA business acquisition are recorded at the acquisition-date fair value and amortized on a straight-line basis over the expected customer relationship of five years.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized in other comprehensive income and accumulated separately in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 3(n)).

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

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognized as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. In 2012, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from value-added services are recognized when the services are provided to customers.

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

i)	The Group is responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition (continued)

iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

iv)	The Group establishes selling prices with customers;

v)	The Group can modify the applications or perform part of the services;

vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

(vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risk and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on gross basis. If majority of the indicators of risk and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognized on a net basis.

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

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2012, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration. The Group believes that the residual method of accounting for promotional packages provides the most relevant and reliable presentation method of the delivery and sales of the terminal equipment and telecommunications services since it reflects the economic substance of the arrangement.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB23,363, RMB27,498 and RMB34,901 for the years ended December 31, 2010, 2011 and 2012 respectively, among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunications service amounted to RMB12,114, RMB15,641 and RMB21,754 for the years ended December 31, 2010, 2011 and 2012 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2010, 2011 and 2012, research and development expense was RMB540, RMB558 and RMB608 respectively.

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognized in profit or loss as incurred. Further information is set out in Note 33.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 34.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Provisions and contingent liabilities

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(z)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2012
	RMB	RMB
Cash at bank and in hand	24,470	22,375
Time deposits with original maturity within three months	2,902	7,607

	27,372	29,982

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2011	2012
			RMB	RMB
Accounts receivable
Third parties			18,040	19,637
China Telecom Group	(i	)	1,803	626
Other telecommunications operators in the PRC			570	529

			20,413	20,792
Less: Allowance for doubtful debts			(1,942)	(2,024)

			18,471	18,768

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2012:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
At beginning of year	2,073	2,024	1,942
Impairment losses for doubtful debts	1,567	1,383	1,624
Accounts receivable written off	(1,616)	(1,465)	(1,542)

At end of year	2,024	1,942	2,024

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2011	2012
	RMB	RMB
Current, within 1 month	10,872	11,402
1 to 3 months	2,120	2,319
4 to 12 months	1,444	1,613
More than 12 months	432	387

	14,868	15,721
Less: Allowance for doubtful debts	(1,797)	(1,932)

	13,071	13,789

Ageing analysis of accounts receivable from other telecommunications operators, enterprise customers, and China Telecom Group is as follows:

	December 31,
	2011	2012
	RMB	RMB
Current, within 1 month	2,763	1,945
1 to 3 months	899	1,573
4 to 12 months	1,287	980
More than 12 months	596	573

	5,545	5,071
Less: Allowance for doubtful debts	(145)	(92)

	5,400	4,979

Ageing analysis of accounts receivable that is not impaired are as follows:

	December 31,
	2011	2012
	RMB	RMB
Not past due	16,687	16,840

Less than 1 month past due	1,081	1,261
1 to 3 months past due	703	667

Amounts past due	1,784	1,928

	18,471	18,768

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

6.	INVENTORIES

Inventories represent:

	January 1, 2011	December 31, 2011	December 31, 2012
	RMB	RMB	RMB
	(restated)	(restated)
Materials and supplies	874	970	985
Goods for resale	2,300	3,873	4,943

	3,174	4,843	5,928

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	January 1, 2011	December 31, 2011	December 31, 2012
	RMB	RMB	RMB
	(restated)	(restated)
Amounts due from China Telecom Group	1,044	1,091	779
Amounts due from other telecommunications operators in the PRC	232	195	407
Prepayments in connection with construction work and equipment purchases	716	765	1,086
Prepaid expenses and deposits	1,385	1,580	2,118
Other receivables	1,697	1,035	1,907

	5,074	4,666	6,297

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2011, as previously reported	84,478	627,662	23,140	735,280
Adjusted for the Sixth Acquisition	—	—	205	205

Balance at January 1, 2011, as restated	84,478	627,662	23,345	735,485
Additions through acquisition of a subsidiary	49	370	20	439
Additions	213	1,058	1,045	2,316
Transferred from construction in progress	1,768	39,221	1,241	42,230
Disposals	(200)	(14,234)	(811)	(15,245)
Reclassification	1	124	(125)	—

Balance at December 31, 2011, as restated	86,309	654,201	24,715	765,225

Additions	582	867	774	2,223
Mobile Network Acquisition (Note 2)	3,697	98,476	700	102,873
Transferred from construction in progress	2,348	41,997	1,328	45,673
Disposals	(414)	(4,617)	(448)	(5,479)
Reclassification	(1)	172	(171)	—

Balance at December 31, 2012	92,521	791,096	26,898	910,515

Accumulated depreciation and impairment:
Balance at January 1, 2011, as previously reported	(29,174)	(418,339)	(15,289)	(462,802)
Adjusted for the Sixth Acquisition	—	—	(169)	(169)

Balance at January 1, 2011, as restated	(29,174)	(418,339)	(15,458)	(462,971)
Acquired through acquisition of a subsidiary	(40)	(251)	(14)	(305)
Depreciation charge for the year	(3,634)	(41,111)	(2,158)	(46,903)
Written back on disposal	154	13,019	685	13,858
Reclassification	(2)	(1)	3	—

Balance at December 31, 2011, as restated	(32,696)	(446,683)	(16,942)	(496,321)

Depreciation charge for the year	(3,810)	(39,315)	(2,160)	(45,285)
Written back on disposal	258	4,162	414	4,834
Reclassification	—	(66)	66	—

Balance at December 31, 2012	(36,248)	(481,902)	(18,622)	(536,772)

Net book value at December 31, 2012	56,273	309,194	8,276	373,743

Net book value at December 31, 2011, as restated	53,613	207,518	7,773	268,904

Net book value at January 1, 2011, as restated	55,304	209,323	7,887	272,514

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2011	14,445
Additions	47,442
Transferred to property, plant and equipment	(42,230)
Transferred to intangible assets	(1,209)

Balance at December 31, 2011	18,448
Additions	51,847
Mobile Network Acquisition (Note 2)	9,177
Transferred to property, plant and equipment	(45,673)
Transferred to intangible assets	(1,315)

Balance at December 31, 2012	32,484

10.	GOODWILL

	2011	2012
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,918	29,918

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom. The purchase price of the business combination was RMB43,800, which was fully settled as of December 31, 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognized in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10.2% (2011: 11.5%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INTANGIBLE ASSETS

	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2011	8,625	11,238	19,863
Additions	199	—	199
Transferred from construction in progress	1,209	—	1,209
Disposals	(140)	—	(140)

Balance at December 31, 2011	9,893	11,238	21,131
Additions	269	—	269
Mobile Network Acquisition (Note 2)	3,578	—	3,578
Transferred from construction in progress	1,315	—	1,315
Disposals	(67)	—	(67)

Balance at December 31, 2012	14,988	11,238	26,226

Accumulated amortization and impairment:
Balance at January 1, 2011 .	(4,837)	(5,058)	(9,895)
Amortization charge for the year	(1,372)	(2,248)	(3,620)
Provision for impairment	(8)	—	(8)
Written back on disposal	107	—	107

Balance at December 31, 2011	(6,110)	(7,306)	(13,416)
Amortization charge for the year	(1,403)	(2,248)	(3,651)
Written back on disposal	55	—	55

Balance at December 31, 2012	(7,458)	(9,554)	(17,012)

Net book value at December 31, 2012	7,530	1,684	9,214

Net book value at December 31, 2011	3,783	3,932	7,715

12.	INTERESTS IN ASSOCIATES

	December 31,
	2011	2012
	RMB	RMB
Unlisted equity investments, at cost	233	232
Share of post-acquisition changes in net assets	752	784

	985	1,016

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INVESTMENTS

	December 31,
	2011	2012
	RMB	RMB
Available-for-sale equity securities	617	585
Other unlisted equity investments	31	31

	648	616

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

As described in Note 1 to the financial statements, the Company disposed of 100% equity interest in Besttone E-Commerce Co., Ltd. to Besttone Holding, which paid the consideration by issuing 21,814,894 shares of itself to the Company, representing around 4.1% of its enlarged share capital. The shares of Besttone Holding are accounted for as available-for-sale equity securities.

14.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets			Liabilities			Net balance
	January 1, 2011	December 31, 2011	December 31, 2012	January 1, 2011	December 31, 2011	December 31, 2012	January 1, 2011	December 31, 2011	December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(restated)	(restated)					(restated)	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts	1,049	1,011	1,028	—	—	—	1,049	1,011	1,028
Non-current
Property, plant and equipment	2,882	1,145	1,279	(534)	(425)	(266)	2,348	720	1,013
Deferred revenues and installation costs	1,093	914	615	(660)	(562)	(378)	433	352	237
Available-for-sale equity securities	—	—	—	(181)	(130)	(73)	(181)	(130)	(73)

Deferred tax assets/(liabilities)	5,024	3,070	2,922	(1,375)	(1,117)	(717)	3,649	1,953	2,205

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Balance as of January 1, 2011	Acquired from the Fifth Acquired Group	Recognized in statement of comprehensive income	Balance as of December 31, 2011
	RMB	RMB	RMB	RMB
	(restated)			(restated)
Current
Provisions and impairment losses, primarily for doubtful debts	1,049	—	(38)	1,011
Non-current
Property, plant and equipment	2,348	5	(1,633)	720
Deferred revenues and installation costs	433	—	(81)	352
Available-for-sale equity securities	(181)	—	51	(130)

Net deferred tax assets	3,649	5	(1,701)	1,953

	Balance as of January 1, 2012	Recognized in statement of comprehensive income	Disposal of a subsidiary	Balance as of December 31, 2012
	RMB	RMB	RMB	RMB
	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts	1,011	19	(2)	1,028
Non-current
Property, plant and equipment	720	293	—	1,013
Deferred revenues and installation costs	352	(115)	—	237
Available-for-sale equity securities	(130)	57	—	(73)

Net deferred tax assets	1,953	254	(2)	2,205

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE

Short-term debt comprises:

	December 31,
	2011	2012
	RMB	RMB
Loans from banks – unsecured	8,123	5,521
Other loans – unsecured	244	182
Loans from China Telecom Group – unsecured	820	820

Total short-term debt	9,187	6,523

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2011 and 2012 was 5.9% and 5.5%, respectively. As of December 31, 2012, the loans from banks and other loans bear interest at rates ranging from 4.5% to 6.7% per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 4.5% to 4.7% per annum and are repayable within one year.

Long-term debt and payable comprises:

		December 31,
	Interest rates and final maturity	2011	2012
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	409	160

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	648	598

Japanese Yen denominated	Interest rates ranging from 1.49% to 1.58% per annum with maturities in 2012	1,441	—

Euro denominated	Interest rates of 2.30% per annum with maturities through 2032	485	456

Other currencies denominated		29	26

		3,012	1,240

Other loans – unsecured

Renminbi denominated		1	1

Medium-term notes-unsecured (Note (i))		39,903	29,951

Amount due to China Telecommunications Corporation. - unsecured

Deferred consideration of the Mobile Network Acquisition – Renminbi denominated (Note (ii))		—	61,710

Others		—	380

Total long-term debt and payable		42,916	93,282

Less: Current portion		(11,766)	(10,212)

Non-current portion		31,150	83,070

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

Note:

(i)	On October 23, 2008, the Group issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum.

On November 16, 2009, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum. This medium-term note was repaid by the Group on November 17, 2012.

On December 28, 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.

All of the above medium-term notes are unsecured.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the Mobile Network Acquisition (Note 2). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rate for the first year is 4.83%.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The aggregate maturities of the Group’s long-term debt and payable subsequent to December 31, 2012 are as follows:

RMB
2013	10,212
2014	20,059
2015	86
2016	86
2017	62,177
Thereafter	662

93,282

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As of December 31, 2011 and 2012, the Group has unutilized committed credit facilities amounting to RMB118,970 and RMB163,130 respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

16.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	January 1, 2011	December 31, 2011	December 31, 2012
	RMB	RMB	RMB
	(restated)	(restated)
Third parties	30,840	34,749	56,333
China Telecom Group	8,571	8,911	11,473
Other telecommunications operators in the PRC	630	699	1,038

	40,041	44,359	68,844

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

			January 1, 2011	December 31, 2011	December 31, 2012
			RMB	RMB	RMB
	Note		(restated)	(restated)

Amounts due to China Telecom Group	(i	)	389	312	40,745
Amounts due to other telecommunications operators in the PRC			85	78	59
Accrued expenses			14,401	14,280	14,410
Customer deposits and receipts in advance			37,584	44,698	50,491
Dividend payable			433	7	31

			52,892	59,375	105,736

Note:

(i)	The amount as of December 31, 2012 includes the first installment of the final consideration of the Mobile Network Acquisition amounting to RMB25,500 and the liabilities assumed by the Group from the network branches of China Telecommunications Corporation payable to China Telecom Group amounting to RMB14,269 in connection with the Mobile Network Acquisition. These amounts were paid in January 2013.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of installation fees for wireline services received from customers and the unused portion of calling cards.

	December 31,
	2011	2012
	RMB	RMB
Balance at beginning of year .	6,203	4,805
Additions for the year
— installation fees	373	—
— calling cards	1,275	773

	1,648	773

Reductions for the year
— amortization of connection fees	(98)	—
— amortization of installation fees	(1,660)	(1,233)
— usage of calling cards	(1,288)	(900)

Balance at end of year	4,805	3,445

Representing:
— current portion	2,093	1,654
— non-current portion	2,712	1,791

	4,805	3,445

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2011 and 2012, the unamortized portion of these costs was RMB2,444 and RMB1,687 respectively.

19.	SHARE CAPITAL

	December 31,
	2011	2012
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES

	Capital reserve	Share premium	Re-valuation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))			(Note (iii))	(Note (ii))		(Note(i))
Balance as of January 1, 2010, as previously reported	16,767	10,746	—	60,606	382	(667)	67,538	155,372
Adjusted for the Sixth Acquisition (Note 1)	—	—	—	—	—	—	48	48

Balance as of January 1, 2010, as restated	16,767	10,746	—	60,606	382	(667)	67,586	155,420
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)
Distribution to China Telecom Group	—	—	—	—	—	—	(3)	(3)
Dividends (Note 27)	—	—	—	—	—	—	(6,031)	(6,031)
Appropriations (Note (iii))	—	—	—	2,028	—	—	(2,028)	—
Total comprehensive income for the year, as restated	—	—	—	—	59	(48)	15,339	15,350

Balance as of December 31, 2010, as restated	16,767	10,746	—	62,634	438	(715)	74,863	164,733
Acquisition of non-controlling interests	—	—	—	—	(1)	—	—	(1)
Acquisition of the Fifth Acquired Group (Note 1)	—	—	—	—	—	—	(19)	(19)
Distribution to China Telecom Group	—	—	—	—	—	—	(3)	(3)
Dividends (Note 27)	—	—	—	—	—	—	(5,763)	(5,763)
Appropriations (Note (iii))	—	—	—	1,682	—	—	(1,682)	—
Total comprehensive income for the year, as restated	—	—	—	—	(154)	(103)	16,500	16,243

Balance as of December 31, 2011, as restated	16,767	10,746	—	64,316	283	(818)	83,896	175,190
Acquisition of the Sixth Acquired Business (Note 1)	(48)	—	—	—	—	—	—	(48)
Contribution from non-controlling interests	249	—	—	—	—	—	—	249
Others	(380)	—	—	—	—	—	—	(380)
Dividends (Note 27)	—	—	—	—	—	—	(5,625)	(5,625)
Appropriations (Note (iii))	—	—	—	1,413	—	—	(1,413)	—
Total comprehensive income for the year	—	—	—	—	(171)	(3)	14,925	14,751

Balance as of December 31, 2012	16,588	10,746	—	65,729	112	(821)	91,783	184,137

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

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

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2012, the Company transferred RMB1,413, being 10% of the year’s net profit determined in accordance with IFRS, to this reserve. For the year ended December 31, 2011, the Company transferred RMB1,572, being 10% of the year’s net profit determined in accordance with the IFRS.

According to the Company’s Articles of Association, the Company did not transfer any discretionary surplus reserve for the year ended December 31, 2012. The Company transferred RMB110 for the year ended December 31, 2011, being 0.7% of the year’s net profit determined in accordance with IFRS.

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

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2011 and 2012, the amount of retained earnings available for distribution was RMB67,623 and RMB74,494 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB5,522 in respect of the financial year 2012 proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 27).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2010	2011	2012
			RMB	RMB	RMB
			(restated)	(restated)
Wireline voice	(i	)	62,498	49,764	43,335
Mobile voice	(ii	)	28,906	38,628	49,166
Internet	(iii	)	63,985	74,992	87,660
Value-added services	(iv	)	22,599	25,554	31,104
Integrated information application services	(v	)	15,519	20,473	23,174
Managed data and leased line	(vi	)	12,389	14,273	15,710
Others	(vii	)	13,504	21,286	32,924
Upfront connection fees	(viii	)	497	98	—

			219,897	245,068	283,073

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repair and maintenance of equipment.
(viii)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	NETWORK OPERATIONS AND SUPPORT EXPENSES

Included in the Group’s network operations and support expenses are as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	(restated)	(restated)
Operating and maintenance	19,770	20,814	24,766
Utility	7,051	7,040	7,822
Property rental and management fee	3,882	4,693	5,240
CDMA network capacity lease fee	13,320	19,011	25,546
Others	3,422	1,367	2,629

	47,445	52,925	66,003

23.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	(restated)
Network operations and support	23,131	25,924	28,385
Selling, general and administrative	12,406	13,243	14,427

	35,537	39,167	42,812

24.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			Year ended December 31,
	Note		2010	2011	2012
			RMB	RMB	RMB
			(restated)	(restated)
Interconnection charges	(i	)	11,130	13,042	14,103
Cost of goods sold	(ii	)	7,914	15,730	26,162
Donations			21	13	12
Others			46	85	64

			19,111	28,870	40,341

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Interest expense incurred	4,057	3,023	2,479
Less: Interest expense capitalized*	(262)	(313)	(325)

Net interest expense	3,795	2,710	2,154
Interest income	(287)	(405)	(591)
Foreign exchange losses	178	48	47
Foreign exchange gains	(86)	(99)	(46)

	3,600	2,254	1,564

* Interest expense was capitalized in construction in progress at the following rates per annum	2.5%-4.7%	2.5% -5.6%	1.3% - 6.2%

26.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Provision for PRC income tax	3,165	3,635	4,900
Provision for income tax of other jurisdictions	47	29	50
Deferred taxation	1,634	1,752	(197)

	4,846	5,416	4,753

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	INCOME TAX (continued)

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

			Year ended December 31,
	Note		2010	2011	2012
			RMB	RMB	RMB
			(restated)	(restated)
Earnings before income tax			20,303	22,012	19,793

Expected PRC income tax expense at statutory tax rate of 25%	(i	)	5,076	5,503	4,948
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(579)	(255)	(269)
Differential tax rate on other subsidiaries’ income	(ii	)	(11)	(3)	(23)
Non-deductible expenses	(iii	)	834	489	539
Non-taxable income	(iv	)	(444)	(291)	(156)
Effect of change in tax rate	(v	)	—	—	155
Others	(vi	)	(30)	(27)	(441)

Actual income tax expense			4,846	5,416	4,753

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities that were settled after December 31, 2011 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB155 was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior years’ research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

27.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 20, 2013, a final dividend of equivalent to HK$0.085 per share totaling approximately RMB5,522 for the year ended December 31, 2012 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 30, 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling RMB5,625 in respect of the year ended December 31, 2011 was declared, of which RMB5,235 was paid on July 20, 2012 and the remaining amounts were paid by December 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 20, 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling RMB5,763 in respect of the year ended December 31, 2010 was declared and paid on June 30, 2011.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

28.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2010, 2011 and 2012 is based on the profit attributable to equity holders of the Company of RMB15,339, RMB16,500 and RMB14,925 respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

29.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2012, the Group’s future minimum lease payments under non-cancelable operating leases are as follows:

RMB
2013	2,119
2014	1,195
2015	877
2016	686
2017	553
Thereafter	1,489

Total minimum lease payments	6,919

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2010, 2011 and 2012 were RMB16,335, RMB22,539 and RMB29,529, respectively.

Capital commitments

As of December 31, 2012, the Group had capital commitments as follows:

RMB
Authorized and contracted for
- property	462
- telecommunications network plant and equipment	6,641

7,103

Authorized but not contracted for
- property	764
- telecommunications network plant and equipment	8,401

9,165

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Fifth Acquired Group and the Sixth Acquired Business transferred to the Group, no other contingent liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to these acquisitions.

(b)	As of December 31, 2011 and 2012, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

30.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

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

The fair values of the Group’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB617 and RMB585 as of December 31, 2011 and 2012 respectively was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.8% (2011: 1.0% to 7.51%). As of December 31, 2011 and 2012, the carrying amounts and fair values of the Group’s long-term debt and payable were as follows:

	December 31, 2011		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt and payable	42,916	41,698	93,282	92,931

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

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

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 4.

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	9,187	(9,391)	(9,391)	—	—	—
Long-term debt and payable	42,916	(47,087)	(13,513)	(11,592)	(21,211)	(771)
Accounts payable (restated)	44,359	(44,359)	(44,359)	—	—	—
Accrued expenses and other payables (restated)	59,375	(59,375)	(59,375)	—	—	—

	155,837	(160,212)	(126,638)	(11,592)	(21,211)	(771)

	2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	6,523	(6,652)	(6,652)	—	—	—
Long-term debt and payable	93,282	(110,705)	(14,571)	(23,997)	(71,441)	(696)
Accounts payable	68,844	(68,844)	(68,844)	—	—	—
Accrued expenses and other payables	105,736	(105,736)	(105,736)	—	—	—
Finance lease obligations	3	(3)	—	(2)	(1)	—

	274,388	(291,940)	(195,803)	(23,999)	(71,442)	(696)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 15) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debts and long-term debts and payable. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2011		2012
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	5.8	7,471	5.4	5,877
Long-term debt and payable	4.1	42,712	4.4	31,572

		50,183		37,449
Variable rate debt:
Short-term debt	6.1	1,716	5.5	646
Long-term debt and payable	1.5	204	4.8	61,710

		1,920		62,356

Total debt		52,103		99,805

Fixed rate debt as a percentage of total debt		96.3%		37.5%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(iii)	Interest rate risk (continued)

As of December 31, 2011 and 2012, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net income and retained earnings by approximately RMB14 and RMB468 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2011.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 97.6% (2011: 94.4%) of the Group’s cash and cash equivalents and 98.9% (2011: 94.7%) of the Group’s short-term and long-term debt and payable as of December 31, 2012 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

31.	CAPITAL MANAGEMENT

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt and payable and finance lease obligations. As of December 31, 2011 and 2012, the Group’s total debt-to-total assets ratio was 12.4% and 18.3% respectively, which is within the range of management’s expectation.

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

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	2,215	2,764	3,029
Sales of telecommunications equipment and materials	(i)	993	1,642	2,685
Construction and engineering services	(ii)	6,415	8,293	10,203
Provision of IT services	(iii)	295	365	370
Receiving IT services	(iii)	556	692	764
Receiving community services	(iv)	2,185	2,362	2,652
Receiving ancillary services	(v)	6,838	7,878	9,541
Operating lease expenses	(vi)	385	395	366
Net transaction amount of centralized services	(vii)	466	625	570
Interconnection revenues	(viii)	55	48	44
Interconnection charges	(viii)	571	498	410
Interest on loans from China Telecom Group	(ix)	896	208	24
CDMA network capacity lease fee	(x)	13,320	19,011	25,546
Reimbursement of capacity maintenance related costs of CDMA network	(xi)	1,755	3,151	2,519
Mobile Network Acquisition	(xii)	—	—	87,210

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 15).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile telecommunications network (“CDMA network”) capacity.
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.
(xii)	Represent the final consideration of the Mobile Network Acquisition (Note 2).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2011	2012
	RMB	RMB
Accounts receivable	1,803	626
Prepayments and other current assets	1,091	779

Total amounts due from China Telecom Group	2,894	1,405

Accounts payable	8,911	11,473
Accrued expenses and other payables	312	40,745
Short-term debt	820	820
Long-term debt and payable	—	61,710

Total amounts due to China Telecom Group	10,043	114,748

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 15.

As of December 31, 2011 and 2012, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

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

The 2010 CDMA Network Lease expired on December 31, 2012 and was not renewed.

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

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	13,778	9,037	9,041
Post-employment benefits	802	696	704
Equity-based compensation benefits	5,351	8,959	—

	19,931	18,692	9,745

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 33.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organizations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its affiliates (Note 32(a)), the Group has, collectively but not individually, significant transactions with other government-related entities, which include but not limited to the following:

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

The directors believe the above information provides appropriate disclosure of related party transactions.

33.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	POST-EMPLOYMENT BENEFITS PLANS (continued)

The Group’s contributions for the above plans for the year ended December 31, 2010, 2011 and 2012 were RMB4,244, RMB4,529 and RMB5,048 respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2011 and 2012 was RMB639 and RMB615 respectively.

34.	STOCK APPRECIATION RIGHTS

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

In 2003, the Company approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In 2005, the Company approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In 2006, the Company approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As of each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33%, 66% and 100%, respectively, of the total stock appreciation rights granted to such person

During the years ended December 31, 2010 and 2011, 483 million and 412 million stock appreciation right units were exercised, respectively. During the year ended December 31, 2012, no stock appreciation right units were exercised. For the year ended December 31, 2010, 2011 and 2012, compensation expense recognized by the Group in respect of stock appreciation rights were RMB592, RMB328 and RMB163 respectively.

As of December 31, 2011 and 2012, the carrying amount of the liability arising from stock appreciation rights was RMB28 and RMB163 respectively. As of December 31, 2012, no stock appreciation right units were vested. As of December 31, 2011, all stock appreciation right units vested were exercised.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2012 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)		Principal activities

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	58 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC		MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$	1	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC		300	Provision of e-commerce service

E-surfing Media Co., Ltd	Limited Company	March 11, 2011	PRC		313	Provision of video media services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC		91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia		AUD1 million	Provision of international value-added network services

China Telecom Korea Co.,Ltd	Limited Company	May 16 , 2012	South Korea		KRW500 million	Provision of international value-added network services
China Telecom (Malaysia) SDN BHD	Limited Company	June 26 , 2012	Malaysia		RM500,000	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES (continued)

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities

China Telecom Information Technology (Vietnam) Co. Ltd	Limited Company	July 9, 2012	Vietnam	VND6,300 million	Provision of international value-added network services

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, and E-surfing Media Co., Ltd which is 80% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company.

36.	ACCOUNTING ESTIMATES AND JUDGMENTS

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

The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 3. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

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

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 3(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Impairment of long-lived assets (continued)

For the years ended December 31, 2010, provision for impairment losses of RMB139 was made against the carrying value of property, plant and equipment. For the year ended December 31, 2011 and 2012, no provision for impairment loss was made against the carrying value of property, plant and equipment (Note 8). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2012

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2012:

Effective for accounting period beginning on or after

Amendments to IAS 1, “Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income”	July 1, 2012
IFRS 10, “Consolidated Financial Statements”	January 1, 2013
IFRS 11, “Joint Arrangements”	January 1, 2013
IFRS 12, “Disclosure of Interests in Other Entities”	January 1, 2013
IFRS 13, “Fair Value Measurement”	January 1, 2013
IAS 27, “Separate Financial Statements (2011)” IAS 28, “Investments in Associates and Joint Ventures (2011)”	January 1, 2013 January 1, 2013
Revised IAS 19, “Employee Benefits”	January 1, 2013
IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”	January 1, 2013
Amendments to IFRS 7, “Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities”	January 1, 2013
Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Government Loans”	January 1, 2013
Annual Improvements to IFRSs – 2009-2011 Cycle	January 1, 2013
Amendments to IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities – Transition Guidance”	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27, “Investment Entities”	January 1, 2014
Amendments to IAS 32, “Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities”	January 1, 2014
IFRS 9, “Financial Instruments (2009)”	January 1, 2015
IFRS 9, “Financial Instruments (2010)”	January 1, 2015
Amendments to IFRS 9, “Financial Instruments” and IFRS 7, “Financial Instruments: Disclosures – Mandatory Effective Date and Transition Disclosures”	January 1, 2015

The Group is in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2012. So far the Group believes that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, it is unlikely to have a significant impact on its financial position and the results of operations.

38.	COMPARATIVE FIGURES

As a result of the Sixth Acquisition, certain comparative figures have been adjusted or restated to account for the acquisition as if it had occurred before the start of the earliest period presented. Further details of this acquisition are disclosed in Note 1.

39.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2012 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.