Form 20-F
period 2013-12-31
CHINA TELECOM CORP LTD
filed 2014-04-29
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

•

changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, and the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

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

•	future implementation of a value-added tax to replace the business tax in the PRC.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2012 and 2013, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2009, 2010 and 2011 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2009 and 2010 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflect the acquisitions and divestment in 2012 and 2013 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisitions from China Telecom Group and Corporate Organization Restructuring”,”—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”, “—Our Sale of E-surfing Media Co., Ltd.” and “—Our Acquisition of China Telecom (Europe) Limited”.

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

On April 26, 2013, the Company entered into a disposal agreement with China Telecom Group, pursuant to which the Company has agreed to sell to China Telecom Group an 80% equity interest in E-surfing Media Co., Ltd., or E-surfing Media, a subsidiary of the Company primarily engaging in providing platform operating services for mobile Internet video and Internet video and offering video services for subscribers through cooperation with content providers, for an initial consideration of RMB1,195 million. The initial consideration was subject to an adjustment based on 80% of the change in the book value of the net assets of E-surfing Media during the period from December 31, 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecom Group on June 30, 2013. The final consideration was arrived at RMB1,248 million and received by the Company by December 31, 2013.

On December 16, 2013, China Telecom Global Limited, or China Telecom Global, a wholly-owned subsidiary of the Company primarily engaged in the provision of international value-added network services, entered into an acquisition agreement with China Telecom Group, pursuant to which China Telecom Global has agreed to purchase from China Telecom Group 100% of the equity interest in China Telecom (Europe) Limited, or China Telecom Europe, for an initial consideration of RMB261 million. The consideration is subject to an adjustment based on the change in the net asset value of China Telecom Europe from June 30, 2013 to the completion date. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition. The acquisition was completed on December 31, 2013, and the final consideration was RMB278 million. Because we and China Telecom Europe were under the common control of China Telecom Group, our acquisition of China Telecom Europe was accounted for in a manner similar to a pooling-of interests. Accordingly, the assets and liabilities of China Telecom Europe have been accounted for at historical amounts and our financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of China Telecom Europe on a combined basis.

	As of or for the year ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2013 US$
	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	209,432	219,969	245,149	283,176	321,584	53,122
Operating expenses (2)	(187,427)	(196,554)	(221,028)	(261,968)	(294,116)	(48,585)
Operating income	22,005	23,415	24,121	21,208	27,468	4,537
Earnings before income tax	18,520	20,273	22,006	19,817	23,088	3,814
Income tax	(4,382)	(4,846)	(5,416)	(4,753)	(5,422)	(896)
Profit attributable to equity holders of the Company	13,934	15,309	16,494	14,949	17,545	2,898
Basic earnings per share(3)	0.17	0.19	0.20	0.18	0.22	0.04
Basic earnings per ADS(3)	17.22	18.92	20.38	18.47	21.68	3.58
Cash dividends declared per share	0.08	0.07	0.07	0.07	0.08	0.01

	As of or for the year ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2013 US$
	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	34,868	25,922	27,475	30,099	16,070	2,655
Accounts receivable, net	17,449	17,337	18,486	18,782	20,022	3,307
Total current assets	61,024	55,360	59,713	65,375	52,783	8,719
Property, plant and equipment, net	283,605	272,532	268,925	373,781	374,341	61,837
Total assets	440,120	420,708	419,331	545,291	543,239	89,737
Short-term debt	51,650	20,675	9,187	6,523	27,687	4,574

	As of or for the year ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2013 US$
	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	(in millions, except share numbers and per share and per ADS data)
Current portion of long-term debt	1,487	10,352	11,766	10,212	20,072	3,316
Accounts payable	34,344	40,072	44,460	68,948	81,132	13,402
Total current liabilities	143,536	127,012	127,397	193,610	200,098	33,054
Long-term debt	52,768	42,549	31,150	83,070	62,617	10,344
Deferred revenues (including current portion)	8,462	6,203	4,805	3,445	2,431	402
Total liabilities	202,859	174,494	162,376	279,191	264,575	43,705
Equity attributable to equity holders of the Company	236,413	245,718	256,167	265,139	277,741	45,880

Consolidated Cash Flow Data:
Net cash generated from operating activities	74,965	75,599	73,025	70,722	88,351	14,595
Net cash used in investing activities(4)	(43,262)	(45,747)	(43,646)	(48,295)	(107,948)	(17,832)
Capital expenditures(4)	(40,318)	(41,611)	(48,506)	(50,071)	(70,921)	(11,715)
Net cash (used in) / generated from financing activities	(24,796)	(38,748)	(27,723)	(19,802)	5,637	931

(1)	Certain comparative financial data prior to January 1, 2013 presented herein have been restated as a result of the acquisition of 100% equity interest in China Telecom (Europe) Limited from China Telecommunications Corporation. See Note 1 to our audited financial statements.
(2)	Includes an impairment loss in 2009 on property, plant and equipment of RMB753 million, which mainly represented impairment made in respect of our Digital Data Network, or DDN, specific equipment, and an impairment loss in 2010 on property, plant and equipment of RMB139 million, which mainly represented impairment made in respect of certain of our obsolete telecommunications equipment.
(3)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2009, 2010, 2011, 2012 and 2013 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(4)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2013, a final dividend of RMB5,433 million (RMB0.067135 equivalent to HK$0.085 per share, pre-tax) for the year ended December 31, 2012 was declared, all of which has been fully paid.

Pursuant to a resolution passed at the Directors’ meeting on March 19, 2014, a final dividend of approximately RMB6,098 million (RMB0.075347 equivalent to HK$0.095 per share) for the year ended December 31, 2013 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2013 (RMB6.0537 to US$1.00 and HK$7.7539 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 24, 2014, the daily exchange rates reported by the Federal Reserve Board was RMB6.2534 to US$1.00 and HK$7.7533 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2013	6.1209	6.0815	October 2013	7.7545	7.7524
November 2013	6.0993	6.0903	November 2013	7.7535	7.7512
December 2013	6.0927	6.0537	December 2013	7.7550	7.7517
January 2014	6.0600	6.0402	January 2014	7.7663	7.7534
February 2014	6.1448	6.0591	February 2014	7.7645	7.7547
March 2014	6.2273	6.1183	March 2014	7.7669	7.7563
April 2014 (through April 24, 2014)	6.2534	6.1966	April 2014 (through April 24, 2014)	7.7568	7.7517

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2009, 2010, 2011, 2012 and 2013 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In particular, in December 2013, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 4G business nationwide. The licenses permit China Mobile Group, China Telecom Group and Unicom Group to provide 4G services based on LTE/Time Division Duplex standard, or TD-LTE technologies, respectively. We have been authorized by China Telecom Group to operate 4G business nationwide based on TD-LTE technologies. China Mobile, China Unicom and our Company have all launched 4G services based on TD-LTE technologies. The Company aims to adopt a flexible approach in deployment of LTE network with one hybrid network of integrated resources leveraging both TD-LTE technologies and LTE FDD technologies in order to leverage collaborated use of different spectrum resources to meet customers’ demand. We are actively applying with the MIIT for the relevant permits to provide 4G service based on LTE FDD technologies, but it remains unknown when the MIIT will grant such permits to us, if at all. If we fail to receive such permits within a reasonable period of time, the expansion of our client base and the development of our mobile service would be materially and adversely affected. In addition, We cannot assure you that: (i) our 4G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 4G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 4G services for us to deliver these services profitably; (iv) our competitors’ 4G, or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in providing 4G services. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations.

In December 2013, China Mobile received a license from the MIIT to operate fixed-line telecommunications businesses, which include fixed-line telephone, broadband and other fixed-line services. Prior to December 2013, China Unicom, China Tietong Telecommunications Corporation, or China Railcom, and our Company were the only operators licensed by the MIIT to provide fixed-line telecommunications services in China. China Mobile’s entry into the fixed-line broadband market may intensify competition in this sector, which could have a material adverse effect on our business, financial condition and results of operations.

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure), are competing with us in voice or data services.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. For more details of the three-network convergence policy, please see “Item 4. Information on the Company – B. Business Overview – Three-Network Convergence Policy.” In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile virtual network operator licenses which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. As of February 4, 2014, the MIIT granted 19 mobile virtual network operator licenses to qualified companies. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. As of March, 2014, we have entered into resale contracts for telecommunications services with 14 qualified companies and plan to enter into resale contracts with more qualified companies in 2014 in order to further expand the reach of our mobile telecommunications services.

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

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. Tariffs for mobile services have continued decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile services. The number of our fixed-line subscribers decreased by 3.9% at the end of 2012 compared to that at the end of 2011 and further decreased by 4.4% at the end of 2013. Revenues from our wireline voice services decreased by 12.9% in 2012 compared to 2011 and further decreased by 10.9% in 2013. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 20.3% in 2011 to 15.3% in 2012 and 12.0% in 2013.

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

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 24, 2014. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

In addition to being our controlling shareholder, China Telecom Group, by itself and through its other subsidiaries, also provides us with services and facilities necessary for our business activities, including, but not limited to:

•	use of international gateway facilities;

•	provision of services in areas outside our service regions necessary to enable us to provide end-to-end services to our customers;

•	use of certain inter-provincial optic fibers; and

•	lease of properties and assets.

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. For example, we continue to make significant investment to improve our broadband network, including the upgrade of optic fiber coverage capacity, and our mobile network. However, we may not be able to recover our investment as expected.

Our ability to respond to technological developments may also be adversely affected by external factors, some of which are beyond our control. For example, we have started implementing Internet Protocol version 6, or IPv6, the next-generation Internet Protocol version, on our networks. However, the successful deployment and application of IPv6 depends on a number of external factors, including, among others, timely development of IPv6-compatible devices and applications by third-party suppliers. If the future transition to IPv6 is delayed due to factors beyond our control, we may face obstacles in further developing our Internet-related services in the future. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

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

In 2011, the PRC National Development and Reform Commission, or the NDRC, initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted in November 2011 to the NDRC a proposal for enhancement initiatives as well as an application for suspension of investigation, setting out our plan to carry out capacity expansion and reduce the price for direct interconnection with other backbone network operators, further standardize our tariff arrangement of Internet dedicated leased line access services, continue to upgrade our broadband access capacity and reduce the bandwidth unit price of Internet access for public customers. In December 2013, we submitted to the NDRC an implementation report on the remedial measures. As of the date of this annual report, the NDRC has not made a final determination with respect to the anti-monopoly investigation. In the event of any adverse determination by the NDRC investigation, we may be required to carry out additional remedial measures and/or subject to penalties being imposed on us.

Future implementation of a value-added tax to replace the business tax in the PRC may decrease our revenues and profitability.

Our business operations in China are subject to PRC business tax, which is assessed against substantially all of our revenues at a rate of 3%. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation introduced a pilot tax program under which the PRC business tax will be replaced with a value-added tax, or VAT. The pilot VAT program started on January 1, 2012 in the transportation services industry and certain modern services industries in Shanghai. On April 10, 2013, the State Council announced that the pilot VAT program would apply nationwide in the PRC starting from August 1, 2013 and that the pilot program may expand to other modern service industries, including the telecommunications industry.

As of the date of this annual report on Form 20-F, the timetable for applying the pilot VAT program to the telecommunications industry and the applicable tax rate has remained unknown. Depending on the specifications of the VAT program as applicable to the telecommunication industry, our revenues and profitability may decrease as a result of the telecommunications industry being subject to the pilot VAT program.

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

In addition, under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the MOF issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred by the telecommunications services providers in undertaking the “Village to Village” projects. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

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

Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.

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

Although we will be subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Listing Rules, and the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs, or the Codes, the holders of H shares will not be able to bring actions on the basis of violations of the Listing Rules or the Codes, and must rely on the Hong Kong Stock Exchange and The Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Codes, as the case may be.

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

Several natural disasters and health hazards have struck mainland China in recent years. In 2010, another major earthquake registering 7.1 on the Richter scale struck Qinghai Province. Our network equipment and other assets in the affected areas sustained some damage in the earthquakes, leading to service stoppage and other disruptions in our operations in those areas. In March 2011, a major earthquake registering 9.0 on the Richter scale struck Japan, which affected our international communications services. In 2013, another major earthquake registering 7.0 on the Richter scale struck Sichuan Province, and floods struck 18 provinces including Gansu and Heilongjiang Provinces, causing widespread damages to telecommunications equipment in the affected areas and resulting in disruptions of the telecommunications services. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in the PRC or other regions in the world may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report are prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the China Securities Regulatory Commission, or the CSRC, and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to inspections undertaken by the PCAOB, the CSRC or the MOF in the United States and China. It was reported that the PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to be not in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings pursuant to Rule 102(e) of its Rules of Practice against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) as well as Dahua (which is the former BDO International affiliate in the PRC), or the Rule 102(e) proceedings. The Rule 102(e) proceedings relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC because of restrictions under the PRC law and specific directives issued by the CSRC. The issues raised by the Rule 102(e) proceedings are not specific to our auditors or to us, but affect equally all the PRC-based accounting firms and the PRC-based companies with securities listed in the United States.

In January 2014, the SEC administrative law judge reached an initial decision that the Chinese affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months, or the Initial Decision. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and as a result the effect of the Initial Decision is suspended pending that review. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation by these accounting firms of the U.S. federal securities laws or the rules and regulations thereunder and, if so, issue a final order to determine the appropriate sanctions, if any, to be placed on these accounting firms. Once such an order has been made, the accounting firms would have a further right to appeal to the U.S. federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, U.S.-listed companies with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to be not in compliance with the Sarbanes-Oxley Act or the Exchange Act, as well as possible delisting. Moreover, any negative news about the Rule 102(e) proceedings against these accounting firms may cause uncertainty regarding the U.S.-listed companies with major PRC operations and the market price of our ADSs may be adversely affected.

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

Our Corporate Organization Restructuring in 2013

On April 26, 2013, the Company entered into a disposal agreement with China Telecom Group, pursuant to which the Company has agreed to sell to China Telecom Group an 80% equity interest in E-surfing Media, a subsidiary of the Company primarily engaging in providing platform operating services for mobile Internet video and Internet video and offering video services for subscribers through cooperation with content providers, for an initial consideration of RMB1,195 million. The initial consideration was subject to an adjustment based on 80% of the change in the book value of the net assets of E-surfing Media during the period from December 31, 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecom Group on June 30, 2013. The final consideration was arrived at RMB1,248 million and received by the Company by December 31, 2013.

On June 9, 2013, we set up a wholly-owned subsidiary, iMUSIC Culture & Technology Co., Ltd., or iMUSIC, which engages in the provision of music production and related information services. The registered capital of iMUSIC is RMB250 million.

On August 19, 2013, we set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., or Zhejiang Yixin, with Netease, Inc., a leading Internet technology company in China, to launch “YiChat”, a mobile Internet multimedia instant messaging application for smart phones. Zhejiang Yixin has a registered capital of RMB10 million, of which 73% is owned by us and the remaining 27% is owned by Netease, Inc. As of the date of this annual report, “YiChat” has over 70 million registered users.

On December 16, 2013, China Telecom Global, a wholly-owned subsidiary of the Company primarily engaged in the provision of international value-added network services, entered into an acquisition agreement with China Telecom Group, pursuant to which China Telecom Global has agreed to purchase from China Telecom Group 100% of the equity interest in China Telecom Europe, for an initial consideration of RMB261 million. The consideration was subject to an adjustment based on the change in the net asset value of China Telecom Europe from June 30, 2013 to the completion date. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition. The acquisition was completed on December 31, 2013, and the final consideration was RMB278 million.

Industry Restructuring and Our Acquisition of the CDMA Business in 2008

Industry Restructuring in 2008

In 2008, pursuant to a joint announcement relating to the further reform of the telecommunications industry in the PRC issued by the MIIT, the NDRC and the MOF, the following restructuring transactions took place in the telecommunications industry: (a) the acquisition by China Telecom Group of the assets of the CDMA network and the acquisition by us of the subscriber base of the CDMA network then owned by China Unicom; (b) the acquisition by China Telecom Group of the basic telecommunications service business operated by China Satellite Communications Corporation, or China Satellite; (c) the merger between China Unicom and China Netcom; and (d) the acquisition of China Railcom by China Mobile.

Our Acquisition of the CDMA Business

On July 27, 2008, we, China Unicom and CUCL entered into an acquisition agreement, or the CDMA Acquisition Agreement, pursuant to which we agreed to acquire from CUCL the CDMA Business and related assets and liabilities (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd., or Unicom Huasheng) for a total consideration of RMB43,800 million. The cost of the acquisition had been fully paid by us by February, 2010.

Related Transactions

Lease of capacity on the CDMA Network by our Company from China Telecom Group

On July 27, 2008, China Telecom Group, Unicom Group, and Unicom New Horizon Mobile Telecommunications Company Limited, or Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, entered into a CDMA network disposal agreement, pursuant to which Unicom Group and Unicom New Horizon sold the CDMA cellular telecommunications network constructed by Unicom New Horizon, or the CDMA Network, to China Telecom Group for a consideration of RMB66,200 million, or the CDMA Network Acquisition. On October 1, 2008, China Telecom Group completed the acquisition of the CDMA Network. On July 27, 2008, we entered into a CDMA network capacity lease agreement with China Telecom Group to lease the capacity on the CDMA Network from China Telecom Group. As we acquired from China Telecom Group certain assets and associated liabilities relating to the CDMA network in 2012, we did not renew the CDMA network capacity lease agreement with China Telecom Group after it expired on December 31, 2012.

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

Our Sale of E-surfing Media

On April 26, 2013, the Company entered into a disposal agreement with China Telecom Group, pursuant to which the Company has agreed to sell to China Telecom Group an 80% equity interest in E-surfing Media, a subsidiary of the Company primarily engaging in providing platform operating services for mobile Internet video and Internet video and offering video services for subscribers through cooperation with content providers, for an initial consideration of RMB1,195 million. The initial consideration was subject to an adjustment based on 80% of the change in the book value of the net assets of E-surfing Media during the period from December 31, 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecom Group on June 30, 2013. The final consideration was arrived at RMB1,248 million and received by the Company by December 31, 2013.

Our Acquisition of China Telecom (Europe) Limited

On December 16, 2013, China Telecom Global, a wholly-owned subsidiary of the Company primarily engaged in the provision of international value-added network services, entered into an acquisition agreement with China Telecom Group, pursuant to which China Telecom Global has agreed to purchase from China Telecom Group 100% of the equity interest in China Telecom Europe, for an initial consideration of RMB261 million. The consideration was subject to an adjustment based on the change in the net asset value of China Telecom Europe from June 30, 2013 to the completion date. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition. The acquisition was completed on December 31, 2013, and the final consideration was RMB278 million.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 24, 2014:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Investment Group Co., Ltd
2.64%
Zhejiang Financial Development Company
1.20%
Fujian Investment & Development Group Co., Ltd
China Telecom Corporation Limited
China Telecom Group Yellow Pages Information Company Ltd.
100%
China Telecom Global Limited(1) (Hong Kong)
100%
99%
100%
China Telecom Korea Co.,Ltd (Korea)
100%
China Telecom (Malaysia) SDN BHD (Malaysia)
100%
China Telecom Information Technology (Vietnam) Co. Ltd (Vietnam)
100%
China Telecom (Australia) Pty Ltd.
100%
China Telecom (Europe) Ltd
100%
China Telecom (Singapore) Pte Limited (Singapore)
100%
E-surfing Pay Co., Ltd. (4)
China Telecom System Integration Co., Limited
100%
100%
iMUSIC Culture & Technology Co., Ltd.
China Telecom (Americas) Corporation (Delaware, USA)
100%
51%
Shenzhen Shekou Telecommunications Company Limited
China Telecom Best Tone Information Service Co., Limited
100%
Zhejiang Yixin Technology Co., Ltd.
73%
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

We are an integrated information service provider in the PRC with full-service capabilities. Following our acquisition of the CDMA Business in 2008, we began to offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, telecommunications network resource services and lease of network equipment and other related services. See “—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

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

In December 2013, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 4G business nationwide based on TD-LTE technology. We have been authorized by China Telecom Group to operate TD-LTE 4G mobile business in the PRC. We launched our TD-LTE 4G mobile services on February 14, 2014 and have extended our TD-LTE 4G mobile services to around 100 cities in the PRC.

Our Operation Strategy

In 2013, we continued to leverage on our economies of scale and focus on our data business to further increase both of our revenues and profits. In particular, we have implemented the following five operational strategies:

•	We strengthened the coordination of our national marketing activities to improve the efficiency of our marketing activities;

•	We expanded and optimized our offerings of mobile terminal equipment to drive our sales;

•	We promoted our customized applications to enhance our competitive advantages through differentiated services;

•	We leveraged the synergies between our different marketing channels through better coordination; and

•	We paid special attention to our customers’ perceptions of our products and services, and endeavored to improve our customers satisfaction.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2011	2012	2013
Wireline Voice Services:
Local wireline access lines in service (in millions)	169.6	163.0	155.8
Residential	108.0	103.5	97.6
Government and enterprises	36.8	38.7	40.2
Public telephones	13.9	13.3	12.6
Wireless local access	10.9	7.5	5.4

Wireline local voice usage (in billion pulses)(1)	206.4	172.2	148.7
Domestic long distance wireline usage (in billion minutes) (2)	52.9	41.2	33.5
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.1	1.0	0.8
Mobile Voice Services:
Mobile subscribers (in millions)	126.5	160.6	185.6
Mobile voice usage (in billion minutes)	407.8	509.2	603.6
Internet Access Services:
Wireline broadband subscribers (in millions)	76.8	90.1	100.1
3G mobile internet traffic (in KTB)	23.6	72.3	175.1
Value-added Services
Mobile SMS Usage (in billion messages)	49.9	55.8	64.2
Mobile Color Ring Tone subscribers (in millions)	75.4	92.2	102.0
Wireline caller ID service subscribers (in millions)	115.6	109.9	103.1
Wireline Color Ring Tone subscribers (in millions)	73.8	68.1	62.2

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

The total number of wireline telephone subscribers decreased to 155.8 million as of December 31, 2013 from 163.0 million as of December 31, 2012. As of December 31, 2013, we had 5.4 million PHS subscribers which contributed to 0.11% of our operating revenues in 2013.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total local wireline usage decreased by approximately 13.6% from 172.2 billion pulses in 2012 to 148.7 billion pulses in 2013. Total domestic long distance wireline usage was 33,517 million minutes in 2013, representing a decrease of approximately 18.7% from 41,234 million minutes in 2012. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2013 was 812 million minutes, representing a decrease of approximately 15.9% from 965 million minutes in 2012.

The decrease in the number of wireline telephone subscribers and our wireline voice service usage was primarily attributable to the continuing decline in tariffs for mobile services and the increasing penetration of mobile voice and other alternative communications means, such as Over-the-Top messaging services. The rate of decrease of our wireline voice service usage has slowed down in 2013 compared to 2012 primarily as a result of our in-depth integration of wireline voice services with mobile, broadband, value-added and integrated information services, as well as marketing initiatives to promote usage.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2013, we continued to experience rapid growth in our mobile services. In 2013, the number of subscribers of our mobile services increased from 160.6 million as of December 31, 2012 to 185.6 million as of December 31, 2013. The number of subscribers of our 3G services increased from 69.1 million as of December 31, 2012 to 103.1 million as of December 31, 2013, representing 55.6% of our mobile subscribers. The mobile voice usage increased to 603.6 billion minutes in 2013 from 509.2 billion minutes in 2012.

In 2013, we continued to focus on further developing our 3G services. We seek to further expand our mobile subscriber base through marketing efforts in open channel sales of mobile handsets, in particular 3G smartphone models.

In addition, we continued to enhance the scale development of industry applications to attract government and enterprise subscribers.

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

In 2013, we continued the project of “Broadband China • Fiber Cities” to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. As of December 31, 2013, more than 90% of the urban areas were covered with at least 20Mbps customer access bandwidth, up by nine percentage points over the previous year. The number of our wireline broadband subscribers increased by 11.1% to 100.1 million as of December 31, 2013 from 90.1 million as of December 31, 2012. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network. In 2013, we have added approximately 120,000 new Wi-Fi access points in the PRC, where our customers can have Internet access.

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

Our mobile value-added services primarily consist of (i) function-based services, such as mobile Color Ring Tone services, multimedia messaging services, or MMS and email services, (ii) content-based services and applications, such as content services relating to music, videos and books, as well as (iii) industry-specific applications for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital and integrated e-Surfing Radio-frequency identification, or RFID. Our broad portfolio of mobile Internet products and applications has gained wide market acceptance and contributed to the development of our mobile value-added services. The usage volumes of music and video content services through our mobile network increased significantly. Our industry-specific applications continue to gain market acceptance.

The number of subscribers to our wireline caller ID services was 103.1 million as of December 31, 2013, a decrease from 109.9 million as of December 31, 2012. The usage volume of our mobile SMS increased by 15.1% from 55.8 billion messages in 2012 to 64.2 billion messages in 2013. The number of subscribers to our mobile Color Ring Tone services increased to 102 million as of December 31, 2013 from 92.2 million as of December 31, 2012.

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

In 2013, our integrated information application services continued to expand. To further enhance these services, we seek to develop services incorporating new technologies such as cloud computing and Internet of Things.

Telecommunications Network Resource Services and Lease of Network Equipment

Our telecommunications network resource services primarily include services relating to our optic fiber and circuits, such as optic fiber and circuit leasing; virtual private network, or VPN, and bandwidth leasing. We offer telecommunications network resource services as certain of our total telecommunications solutions to large enterprise customers, including government agencies, large corporations and institutions. Many of these customers choose to lease our circuits to form VPNs based on various technologies, and links their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to provide global communications services for multinational corporations. In addition, we lease network equipment to large enterprise customers.

In 2013, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales, rental, repairs and maintenance of equipment.

Our Customers and Brand Management

In 2013, we continued to promote our full-service brand names under our enterprise brand “China Telecom,” improved our brand management system, and further enhanced “e-Surfing” as our leading brand name through, among others, providing contents for our “e-Surfing” 3G smartphones. We also launched the sub-brands of “e-Surfing” such as “e-Surfing Young,” “e-Surfing Home” and “e-Surfing Navigator.” In addition, corresponding with the launch of our 4G services, we unveiled our “e-Surfing 4G” brand in February 2014. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “e-Surfing.”

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

Telecommunications Network Resource Services and Lease of Network Equipment

Telecommunications Network Resource Services. We determine most of the tariffs for our telecommunications network resource services within a price range set by the PRC government. We generally charge a fee for installation and testing for our telecommunications network resource services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our telecommunications network resource services in recent years.

Lease of Network Equipment. The leased network equipment tariff rates are set by the PRC government based on bandwidth and whether the leased network equipment is local or long distance. Leased network equipment providers are permitted to charge monthly fees for leased network equipment on a discount basis and leased network equipment tariffs have generally decreased in recent years. We provide different discounts to our customers on a case by case basis. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

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

As of December 31, 2013, subscribers of our CDMA mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local network operators. A CDMA mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

In order to achieve the scale development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we focused on the development of key industry-specific applications for government agencies, corporations and financial institutions, to drive the scale development of mid-to-high-end mobile subscriber base. For the student market, we emphasize the marketing of smartphones, broadband and e-Surfing products and services. We promoted customer-selected service packages to our residential customers and have increased the synergy between our mobile services and wireline broadband services. We seek to further expand our business in the rural areas through establishing distribution channels, bundled promotional plans and organized marketing activities. For the overseas market, we continue to focus on overseas carriers, overseas Chinese companies and multinational corporations. Our overseas network coverage continues to expand, while we are improving our overseas distribution channels.

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to large enterprises, communities and rural areas; (ii) electronic-based service channel such as customer service hotlines and online service centers; (iii) business outlet channel, including self-owned and third-party business outlets; and (iv) mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores. As part of our strategy to provide integrated services, we continue to enhance information sharing with respect to information relating to sales and distribution across the integrated sales and distribution channel network. In 2013, sales in our self-owned business outlets increased primarily due to enhancement of the sales function at our self-owned business outlets. Open channel sales continue to grow through cooperation with well-known electronics chain stores, top retail stores and their affiliated stores.

In 2013, we continued to leverage on the growing mobile subscriber base to invigorate the handset value chain, and further stimulated the handset supply and sales through subsidies and direct supply to sales outlets. The portfolio of handsets offered was further enlarged and the cost performance was further enhanced. In 2013, we offered around 280 new 3G terminal models to our customers, including certain star 3G handsets priced around RMB1,000 per unit.

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

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 42.3% of our total amount of annual purchases in 2013. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 13.5% of our total amount of annual purchases in 2013.

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

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers), among others, are competing with us in voice or data services.

In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile virtual network operator licenses which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informationization Development Plan on September 29, 2013. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. As of February 2014, the MIIT has issued mobile virtual network operator licenses to 19 private enterprises, of which 14 enterprises have entered into resale contracts for telecommunications services with us. Starting the second quarter of 2014, mobile virtual network operators will offer mobile telecommunications services in a number of PRC cities.

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

Regulatory and Related Matters

Overview

The PRC’s telecommunications industry is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The MIIT, which is responsible for, among other things:

•	formulating and enforcing industry policies and regulations as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of service of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and numbers;

•	together with other relevant regulatory authorities, including the NDRC, formulating tariff standards and tariff charging mechanisms for telecommunications services;

•	formulating interconnection and settlement arrangements between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

•

Provincial communications administrations under the MIIT, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces, autonomous regions and centrally administered municipalities.

•

The NDRC, which, together with the MIIT, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See “—Tariff Setting” below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services, which are subject to different licensing requirements. Basic telecommunications services include, among others, wireline local and domestic long distance telephone services, international telecommunications services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA, 3G and 4G mobile communications services), satellite communications services, paging services, data communications services (such as Internet data transmission services, international data communications services), trunking services, network access services and domestic and international telecommunications facility services. Value-added telecommunications services include, among others, value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services).

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in the PRC must apply for licenses from the MIIT. In accordance with the approval of the MIIT, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business. In January 2009, China Telecom Group received a license from the MIIT to operate 3G services nationwide, which permits China Telecom Group to provide 3G services based on CDMA2000 technology. We have been authorized by China Telecom Group to operate 3G services nationwide based on CDMA2000 technology. In December 2013, China Telecom Group received a license from the MIIT to operate 4G services nationwide, which permits China Telecom Group to provide 4G services based on TD-LTE technology. We have been authorized by China Telecom Group to operate 4G services nationwide based on TD-LTE technology.

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

Pursuant to the Circular on the Framework Plan for the China (Shanghai) Pilot Free Trade Zone issued by the State Council on September 18, 2013, qualified foreign investment enterprises will be permitted to provide specific value-added telecommunications services in the China (Shanghai) Pilot Free Trade Zone, subject to protections on Internet information security and approval by the State Council in case of a breakthrough in the limitations provided for under the administrative regulations.

Tariff Setting

The levels and categorization of most of our current tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers are permitted to set tariffs for certain services provided the tariff levels are below the tariff ceilings set by the MIIT and the NDRC.

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

The MIIT has gradually liberalized the tariff level by allowing telecommunications providers to set tariffs below certain tariff ceilings and permitting them to group their products and services, which could essentially lower the actual price for certain products and services included in the tariff plans. Effective October 1, 2005, the MIIT and the NDRC set the tariff ceiling for local services, domestic long distance services, and international, Hong Kong, Macau and Taiwan long distance services. With respect to the tariffs for domestic and international long distance services, telecommunications service providers are required to file the tariffs with the MIIT and the NDRC for record purposes, and, at the local level, the relevant provincial communications administrations and price bureaus. With respect to the tariffs for local services, filings of the tariffs with the relevant provincial communications administrations and price bureaus for record purposes are required. With respect to service discounts plans, filings with the MIIT or, if service discounts plans are provided by the provincial subsidiaries of the telecommunications operator, with the relevant provincial communications administrations, are required.

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

The MIIT (or the MII prior to March 2008) issued several Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks, in October 2005, January 2007 and April 2009, respectively, which provide for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators. In October 2009, the MIIT issued a Notice on Adjustment to Settlement Standards for Interconnection Fees of Telecommunications Network, which provides for settlement arrangement standards for certain network interconnections between telecommunications operators. Effective from January 1, 2014, the settlement standards are further adjusted pursuant to the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network issued by the MIIT on December 17, 2013. Prior to January 1, 2014, when a mobile user of a basic telecommunications operator (excluding China Mobile’s TD-SCDMA 157 and 188 prefix numbers users) initiates a call to a mobile user of another basic telecommunications operator, the settlement charge is set uniformly at a rate of RMB0.06 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. In the event a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiates a call to a user of our Company or China Unicom within the scope of local network, China Mobile will pay a settlement charge of RMB0.012 per minute to our Company or China Unicom. In the event a mobile user of our Company or China Unicom initiates a call to a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user, our Company or China Unicom will pay a settlement charge of RMB 0.06 per minute to China Mobile. With effect from January 1, 2014, when a mobile users of our Company or China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix numbers users), the interconnection settlement charges payable by our Company or China Unicom to China Mobile will be adjusted from the prevailing rate of RMB0.06 per minute to RMB0.04 per minute. Other existing voice interconnection settlement standards remain unchanged. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. Meanwhile, the SMS interconnection settlement standard is adjusted from RMB0.03 per message to RMB0.01 per message, and the MMS interconnection settlement standard is adjusted from RMB0.10 per message to RMB0.05 per message.

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

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Prior to January 1, 2014, mobile operator A pays RMB0.06 per minute to mobile operator B. Starting January 1, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B for calls originated from “157” or “188” prefix phone numbers (TD-SCDMA users). Starting January 1, 2014, mobile operator A (China Telecom or China Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile) for calls originated from a mobile user of operator A (China Telecom or China Unicom) to a mobile user of operator B (China Mobile) (not including TD-SCDMA 157 and 188 prefix numbers).

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

(1) Operator C collects the IP long distance charges from its subscribers

(2) Operator C pays RMB0.06 per minute to operator B on the terminating end

(3) No settlement between operator C and operator A on the originating end

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Operator A pays RMB0.03 per SMS to operator B. Starting January 1, 2014, operator A pays RMB0.01 per SMS to operator B.

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Mobile operator A	Mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Operator A pays RMB0.10 per MMS to operator B. Starting January 1, 2014, operator A pays RMB0.05 per MMS to operator B.

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

In 2013, we paid approximately RMB153 million of usage fees for the telecommunications network numbers and approximately RMB383 million of frequency usage fees, respectively.

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

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” projects before the establishment of a universal service fund. In December 2006, the MOF issued the Provisional Rules on Usage and Administration of Telecommunications Universal Service Fund, effective December 21, 2006, which provide a compensation scheme for certain expenses incurred in the “Village to Village” projects undertaken by telecommunications service providers. Under the compensation scheme, telecommunications operators may receive compensation from the PRC government for the “Village to Village” projects. These rules provide for the application for the compensation, the method to calculate the amount, the approval process and the distribution of the compensation. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” projects.

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, but the formal timetable for the establishment of the systems to implement universal services has not been set up. Once the universal service regulatory framework is finalized, we expect to perform our duties thereunder accordingly. Currently, the PRC government implements the “Village to Village” projects which require telecommunications operators to provide telephone services in a number of remote villages in the PRC as transitional measures prior to the official implementation of a universal service obligation framework. Under the “Village to Village” projects, China Telecom Group and our Company had invested in the construction of network facilities in certain remote villages of 20 provinces and autonomous regions by the end of 2013. The Company has operated and maintained such network facilities from 2006. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

State-Owned Assets Supervision

Under the PRC Company Law, PRC Enterprise State-Owned Assets Law, Interim Measures for the Supervision and Administration of State-Owned Assets of the Enterprises, and other administrative regulations, the State Owned Assets Supervision and Administration Commission of the State Council, or the SASAC, among others, supervises the preservation of the value of state-owned assets, guides the reform and restructuring of state-owned enterprises, and evaluates the performance of management executives of state-owned enterprises through legal procedures. Our controlling shareholder, China Telecom Group, is a wholly state-owned enterprise and subject to the SASAC’s supervision.

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of telecommunications, television broadcast and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 volunteer regions (cities) and enterprises for the first trial. Following the completion of the first trial in December 2011, the State Council announced 42 additional regions (cities) for the second phase of the trial, which was expected to complete by the end of 2012. In September 2012, we received the Information Network Communicated Audio-Video Program License from the State Administration of Press, Publication, Radio, Film and Television (formerly, the State Administration of Radio, Film and Television).

“Broadband China” Policy

In August 2013, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan, which treats broadband as a strategic national infrastructure, strengthens the overall top-level design and planning, coordinates the research and development of the key technologies, formulation of the standard, the safety of the information technology and the construction of the emergency communication system, strengthens the synergy effect of website construction, application, innovative service and industry support, comprehensively utilizes the cable technology and the wireless technology to accelerate the convergence of telecommunications, television broadcast and Internet access networks, and accelerates the construction of the next generation national information infrastructures. In September 2013, the MIIT promulgated an Information-Based Development Plan to further elaborate the “Broadband China” Policy and to encourage private capital to enter into the telecommunications market through equity investment.

Amended Employment Contract Law

The amended PRC Employment Contract Law, effective as of July 1, 2013, and the Interim Provisions on Labor Dispatch, effective as of March 1, 2014, focus on strengthening the administration of the employment practice involving dispatched employees, and provide that, among others, the dispatched employees shall have the right to receive the same compensation as that received by other employees hired by the employer for the same type of positions, shall account for no more than 10% of the total employees hired by an employer and shall only be employed for temporary, supporting or substitutive positions. We do not expect the amended PRC Employment Contract Law and the Interim Provisions on Labor Dispatch to have a material adverse effect on our personnel expenses or number of employees.

C.	Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

D.	Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007, March 31, 2008, August 25, 2010 and August 22, 2012, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Centralized Services Agreement.”

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

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our selected financial data, in each case included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

In 2012, we acquired the digital trunking business from Besttone Holding at a purchase price of RMB48 million. This acquisition was completed on April 30, 2012.

On August 22, 2012, the Company and China Telecom Group entered into the CDMA Network Acquisition Agreement, pursuant to which we have agreed to purchase from China Telecom Group certain assets and associated liabilities relating to the CDMA network located in 30 provinces, municipalities and autonomous regions in the PRC for a final consideration of RMB87,210.35 million. This acquisition was completed on December 31, 2012 . See “Item 4. Information on the Company—A. History and Development of the Company — Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”.

On April 26, 2013, the Company entered into a disposal agreement with China Telecom Group, pursuant to which the Company has agreed to sell to China Telecom Group an 80% equity interest in E-surfing Media, a subsidiary of the Company primarily engaging in providing platform operating services for mobile Internet video and Internet video and offering video services for subscribers through cooperation with content providers, for an initial consideration of RMB1,195 million. The initial consideration was subject to an adjustment based on 80% of the change in the book value of the net assets of E-surfing Media during the period from December 31, 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecom Group on June 30, 2013. The final consideration was arrived at RMB1,248 million and received by the Company by December 31, 2013.

On December 16, 2013, China Telecom Global, a wholly-owned subsidiary of the Company primarily engaged in the provision of international value-added services, entered into an acquisition agreement with China Telecom Group, pursuant to which China Telecom Global has agreed to purchase from China Telecom Group 100% of the equity interest in China Telecom (Europe) Limited, or China Telecom Europe, for an initial consideration of RMB261 million. The consideration was subject to an adjustment based on the change in the net asset value of China Telecom Europe from June 30, 2013 to the completion date. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition. The acquisition was completed on December 31, 2013, and the final consideration was RMB278 million. Since we and China Telecom Europe were under common control of China Telecom Group, the acquisition of China Telecom Europe has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of China Telecom Europe have been accounted for at historical amounts and the consolidated financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of China Telecom Europe on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisition are presented based on those restated amounts. See Note 1 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Overview

We are an integrated information service provider in the PRC. We offer a comprehensive range of telecommunications services, including wireline voice services, mobile voice services, Internet access services, value-added services, integrated information application services, telecommunications network resource services and lease of network equipment and other related services. We continue to leverage our full-service capabilities to further enhance our integrated and differentiated development of operation of wireline, mobile and Internet access services, and to distinguish us from our competitors.

We are the leading provider of wireline telecommunications services in our service regions in the PRC, consisting of 21 provinces, municipalities and autonomous regions.

Following our acquisition of China Telecom System Integration Co., Limited, China Telecom Global Limited and China Telecom (Americas) Corporation pursuant to an Equity Purchase Agreement we entered into with China Telecom Group on June 15, 2007, we began to offer leased network equipment and related services in certain countries in the Asia Pacific region and North and South America.

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in 31 provinces, municipalities and autonomous regions in mainland China and Macau, which were previously operated by China Unicom. We launched our 3G services in March 2009. We launched our 4G services in February, 2014.

Financial Overview

Our operating revenues increased by 13.6%, from RMB283,176 million in 2012 to RMB321,584 million in 2013. The increase was mainly attributable to revenues growth from mobile voice services and non-voice services. Our total operating expenses increased by 12.3%, from RMB261,968 million in 2012 to RMB294,116 million in 2013. The increase in operating expenses was primarily due to increases in depreciation and amortization, selling, general and administrative expenses and other operating expenses. Our operating income increased by 29.5%, from RMB21,208 million in 2012 to RMB27,468 million in 2013. The profit attributable to equity holders of the Company increased from RMB14,949 million in 2012 to RMB17,545 million in 2013.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	(RMB in millions, except percentage data)
Operating Revenues:
Wireline voice services(2)	49,770	20.3%	43,369	15.3%	38,633	12.0%
Mobile voice services(3)	38,628	15.8%	49,166	17.4%	58,217	18.1%
Internet access services(4)	74,994	30.6%	87,662	31.0%	99,394	30.9%
Value-added services(5)	25,578	10.4%	31,137	11.0%	36,230	11.3%
Integrated information application services(6)	20,474	8.4%	23,181	8.2%	25,233	7.8%
Telecommunications network resource services and lease of network equipment(7)	14,321	5.8%	15,737	5.5%	17,586	5.5%
Other services(8)	21,286	8.7%	32,924	11.6%	46,291	14.4%
Upfront connection fees(9)	98	—	—	—	—	—

Total operating revenues	245,149	100.0%	283,176	100.0%	321,584	100.0%

(1)	Certain comparative financial data prior to January 1, 2013 presented herein have been restated as a result of our acquisition and consolidation of China Telecom Europe in 2013. See Note 1 to our audited financial statements.
(2)	Represents the aggregate revenues from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(3)	Represents the aggregate revenues from monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(4)	Represents revenues from Internet access services.
(5)	Represents revenues from wireline value-added services, mobile value-added services and Internet value-added services, including caller ID services, SMS, ring tone services, Internet data center and IP-VPN services.
(6)	Represents revenues from integrated information application services, including voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(7)	Represents revenues from the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and business customers for the usage of our telecommunications networks and equipment.
(8)	Represents revenues from sale and repairs and maintenance of equipment.
(9)	Represents the amortized amount of the upfront fees received for initial activation of wireline services.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(restated)	(restated)	(restated)	(restated)
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	51,241	20.9%	49,666	17.5%	69,083	21.5%
Network operations and support expenses(1)(2)	52,940	21.6%	65,979	23.3%	53,102	16.5%
Selling, general and administrative expenses(1)	48,765	19.9%	63,099	22.3%	70,448	21.9%
Personnel expenses	39,204	16.0%	42,857	15.1%	46,723	14.6%
Other operating expenses	28,878	11.8%	40,367	14.3%	54,760	17.0%

Total operating expenses	221,028	90.2%	261,968	92.5%	294,116	91.5%

(1)	Excluding related personnel expenses.
(2)	Including impairment loss on property, plant and equipment.

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(restated)	(restated)	(restated)	(restated)
	(RMB in millions, except percentage data)
Operating revenues	245,149	100.0%	283,176	100.0%	321,584	100.0%
Operating expenses	221,028	90.2%	261,968	92.5%	294,116	91.5%
Operating income	24,121	9.8%	21,208	7.5%	27,468	8.5%
Profit attributable to equity holders of the Company	16,494	6.7%	14,949	5.3%	17,545	5.5%
Net cash from operating activities	73,025	—	70,722	—	88,351	—

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

Revenue recognition

Our revenue recognition methods are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognized as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. In 2012, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards is recognized as the cards are used by customers.

(v)	Revenue derived from value-added services is recognized when the services are provided to customers.

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that we are acting as principal in the arrangements with third parties:

i)	We are responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	We take title of the inventory of the applications before they are ordered by customers;

iii)	We have risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

iv)	We establish selling prices with customers;

v)	We can modify the applications or perform part of the services;

vi)	We have discretion in selecting suppliers used to fulfill an order; and

vii)	We determine the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, we are acting as the principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, we are acting as the agent, and revenues for these services are recognized on a net basis.

(vi)	Revenue from the provision of Internet and telecommunications network resource services is recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Revenue derived from integrated information application services is recognized when the services are provided to customers.

(x)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognized when the service is provided to customers.

We offer promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which are the sales of terminal equipment. We recognize revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2013, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote our core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration. We believe that the residual method of accounting for promotional packages provides the most relevant and reliable presentation method of the delivery and sales of the terminal equipment and telecommunication services since it reflects the economic substance of the arrangement.

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

Customer relationships. The customer relationships, as part of the CDMA Business we acquired from China Unicom and CUCL in 2008, were recorded at their fair value on the date of acquisition and are amortized on a straight-line basis over the estimated useful life of five years. By the end of the expected customer relationship period, fully amortized customer relationships were written off.

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

The recoverable amount of an asset or a cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risk specific to the asset. The goodwill arising from a business combination, for the purposes of impairment testing, is allocated to cash generating units that are expected to benefit from the synergies of the combination.

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

For the years ended December 31, 2011, 2012 and 2013, no provision for impairment loss was made against the carrying value of property, plant and equipment.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
	(RMB in millions)
At beginning of year	2,024	1,942	2,024
Allowance for doubtful debts	1,383	1,624	1,740
Accounts receivable written off	(1,465)	(1,542)	(1,566)

At end of year	1,942	2,024	2,198

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2013 financial statements, the International Accounting Standards Board has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2013:

Effective for accounting period beginning on or after
Amendments to IFRS 10, IFRS 12 and IAS 27, “Investment Entities”	January 1, 2014
Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”	January 1, 2014
Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”	January 1, 2014
Amendments to IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21, “Levies”	January 1, 2014
Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2010-2012 Cycle”	July 1, 2014 (with limited exceptions	)
Amendments to IFRSs, “Annual Improvements to IFRSs 2011-2013 Cycle”	July 1, 2014
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016
IFRS 9, “Financial Instruments”, and Amendments to IFRS 9 and IFRS 7, “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	Mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised

We have not adopted the amendments, new standards and interpretations listed above. We are in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2013. So far we believe that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, but it is unlikely to have a significant impact on our financial position and the results of operations.

A.	Operating Results

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Revenues

Our operating revenues increased by RMB38,408 million, or 13.6%, from RMB283,176 million in 2012 to RMB321,584 million in 2013. This increase was primarily driven by the revenues growth from mobile voice services, non-voice services (including Internet access services, value-added services, integrated information application services and telecommunications network resource services and lease of network equipment), and other services, which was partially offset by a decrease in revenues from wireline voice services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 10.9%, from RMB43,369 million in 2012 to RMB38,633 million in 2013. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services. Revenues from our wireline voice services accounted for 12.0% of our operating revenues in 2013, compared to 15.3% in 2012.

Mobile Voice Services. Revenues from our mobile voice services increased by 18.4%, from RMB49,166 million in 2012 to RMB58,217 million in 2013, representing 18.1% of our operating revenues in 2013, compared to 17.4% in 2012. This increase was primarily due to the rapid expansion of our mobile services subscriber base. The number of our mobile services subscribers increased to 185.6 million as of December 31, 2013, representing an increase of 15.5% from 160.6 million as of December 31, 2012.

Internet Access Services. Revenues from our Internet access services increased by 13.4% from RMB87,662 million in 2012 to RMB99,394 million in 2013, representing 30.9% of our operating revenues. This increase was primarily due to the significant increase of data traffic on our wireless broadband and the continuing expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 100.1 million as of December 31, 2013, representing an increase of 10 million, or 11.1%, from 90.1 million as of December 31, 2012. The revenues attributable to mobile Internet access services in 2013 was RMB27,962 million, representing an increase of 40.7% from RMB19,880 million in 2012.

Value-Added Services. Revenues from our value-added services increased by 16.4% from RMB31,137 million in 2012 to RMB36,230 million in 2013, representing 11.3% of our operating revenues in 2013. This increase was primarily due to the rapid growth of revenues from our mobile value-added services as a result of the rapid growth in the number of our mobile subscribers and, to a lesser extent, the increase in revenues from wireline value-added services, such as Internet Data Center and iTV content services. The revenues attributable to mobile value-added services in 2013 were RMB19,748 million, compared to RMB16,848 million in 2012.

Integrated Information Application Services. Revenues from our integrated information application services increased by 8.9% from RMB23,181 million in 2012 to RMB25,233 million in 2013, representing 7.8% of our operating revenues in 2013. This increase was primarily due to the rapid growth of our information communication technology service, or ICT service. The revenues attributable to mobile integrated information application services in 2013 was RMB7,441 million, representing an increase of 10.3% from RMB6,749 million in 2012.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment increased by 11.7%, from RMB15,737 million in 2012 to RMB17,586 million in 2013, representing 5.5% of our operating revenues in 2013. This increase was primarily due to the increasing revenues from domestic and international circuits services and lease of network equipment driven by the increasing demand from government and enterprise customers for informatization. Revenue from lease of mobile network equipment was RMB383 million in 2013.

Other Services. Revenues from other services increased by 40.6%, from RMB32,924 million in 2012 to RMB46,291 million in 2013. The increase in revenues from other services was primarily due to the increase in sales of mobile terminal equipment. The revenues from sales of mobile terminal equipment increased by 51.2% to RMB37,435 million in 2013 from RMB24,757 million in 2012, corresponding to the significant increase in the volume of mobile terminal equipment sold in 2013.

Operating Expenses

Our operating expenses increased by 12.3%, from RMB261,968 million in 2012 to RMB294,116 million in 2013. The increase in operating expenses was primarily due to increased depreciation and amortization and selling, general and administrative expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 39.1%, from RMB49,666 million in 2012 to RMB69,083 million in 2013, mainly due to the increased depreciation of mobile network assets we acquired at the end of 2012. The depreciation and amortization expenses as a percentage of our operating revenues increased from 17.5% in 2012 to 21.5% in 2013.

Network Operations and Support Expenses. Our network operations and support expenses decreased by 19.5%, from RMB65,979 million in 2012 to RMB53,102 million in 2013, which was primarily due to the fact that we no longer needs to pay CDMA network capacity lease fees to China Telecom Group. Our lease with China Telecom Group regarding certain CDMA network assets expired on December 31, 2012 and was not renewed following our acquisition of CDMA mobile network assets from China Telecom Group in 2012.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 11.6% from RMB63,099 million in 2012 to RMB70,448 million in 2013. The increase was primarily due to the increased efforts to expand social channels and appropriately increased marketing expenditure for promotional and marketing initiatives. Commission and service expenses for third parties were RMB25,519 million, an increase of 30.6% from 2012. Advertising and promotional expenses were RMB36,490 million, an increase of 4.5% from 2012. The cost of mobile terminal equipment offered to customers for free or at a nominal price is recorded in advertising and promotional expenses and was RMB22,795 million in 2013, an increase of 4.8% from 2012. Our general and administrative expenses decreased by 2.5% from 2012, primarily due to our continuous stringent control of such expenses.

Personnel Expenses. Personnel expenses increased by 9.0%, from RMB42,857 million in 2012 to RMB46,723 million in 2013. This increase was primarily attributable to increased remuneration for our frontline employees to increase their passion and promote business development. The personnel expenses as a percentage of our operating revenues decreased from 15.1% in 2012 to 14.6% in 2013.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB54,760 million in 2013, which increased by 35.7% from RMB40,367 million in 2012, largely corresponding to an increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold was RMB35,227 million in 2013, which increased by 52.5% from 2012.

Net Finance Costs

In 2013, our net finance costs increased by 229.9% from RMB1,562 million in 2012 to RMB5,153 million in 2013, mainly due to the interest expenses arising from the deferred consideration of Mobile Network Acquisition and new short-term loans.

The net exchange loss was RMB3 million in 2013, compared to a net exchange gain of RMB1 million in 2012, which was mainly due to the depreciation of RMB against the Euro in 2013. According to the exchange rates published by the People’s Bank of China on December 31, 2013, the exchange rate of Renminbi depreciated by 1.2% against the Euro from December 31, 2012.

Income Tax

In 2013, our income tax expense was RMB5,422 million with an effective tax rate of 23.5%. Our expected income tax expense at our statutory tax rate of 25.0% in 2013 would be RMB5,772 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to some of our subsidiaries and our branches with operations in the western regions of China. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB17,545 million in 2013, with a net margin of 5.5%, compared to a profit attributable to equity holders of the Company of RMB14,949 million with a net margin of 5.3% in 2012.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Revenues

Our operating revenues increased by RMB38,027 million, or 15.5%, from RMB245,149 million in 2011 to RMB283,176 million in 2012. This increase was primarily driven by the revenues growth from mobile voice services and non-voice services, including Internet access services, value-added services, integrated information application services, telecommunications network resource services and lease of network equipment and other services, which was partially offset by a decrease in revenues from wireline voice services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 12.9%, from RMB49,770 million in 2011 to RMB43,369 million in 2012. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services. Revenues from our wireline voice services accounted for 15.3% of our operating revenues in 2012, compared to 20.3% in 2011.

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

Internet Access Services. Revenues from our Internet access services increased by 16.9% from RMB74,994 million in 2011 to RMB87,662 million in 2012, representing 31.0% of our operating revenues. This increase was primarily due to the significant increase of data traffic on our wireless broadband and the continuing expansion of our wireline broadband subscriber base. The number of our wireline broadband subscribers increased to 90.1 million as of December 31, 2012, representing an increase of 13.3 million, or 17.3%, from 76.8 million as of December 31, 2011. The revenues attributable to mobile Internet access services in 2012 was RMB19,880 million, representing an increase of 49.5% from RMB13,301 million in 2011 .

Value-Added Services. Revenues from our value-added services increased by 21.7% from RMB25,578 million in 2011 to RMB31,137 million in 2012, representing 11.0% of our operating revenues in 2012. This increase was primarily due to the rapid growth of revenues from our mobile value-added services as a result of the rapid growth in the number of our mobile subscribers and, to a lesser extent, the increase in revenues from wireline value-added services, such as Internet Data Center and iTV content and applications services. The revenues attributable to mobile value-added services in 2012 was RMB16,848 million, compared to RMB12,067 million in 2011.

Integrated Information Application Services. Revenues from our integrated information application services increased by 13.2% from RMB20,474 million in 2011 to RMB23,181 million in 2012, representing 8.2% of our operating revenues in 2012. This increase was primarily due to the rapid development of our IT applications and services and “Best Tone” services. The revenues attributable to mobile integrated information application services in 2012 were RMB6,749 million, representing an increase of 61.8% from RMB4,172 million in 2011.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment increased by 9.9%, from RMB14,321 million in 2011 to RMB15,737 million in 2012, representing 5.5% of our operating revenues in 2012. This increase was primarily due to the increasing revenues from domestic circuits leasing services, the IP-VPN services, and optic fiber leasing, driven by the increasing demand from government and enterprise customers for informatization. Revenue from mobile telecommunications network resource services and lease of network equipment was RMB160 million in 2012.

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

Operating Expenses

Total operating expenses increased by 18.5%, from RMB221,028 million in 2011 to RMB261,968 million in 2012. The increase in operating expenses was primarily due to increased network operations and support expenses, selling, general and administrative expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 3.1%, from RMB51,241 million in 2011 to RMB49,666 million in 2012, mainly due to our continuous stringent control of capital expenditure. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 20.9% in 2011 to 17.5% in 2012.

Network Operations and Support Expenses. Our network operations and support expenses increased by 24.6%, from RMB52,940 million in 2011 to RMB65,979 million in 2012, which was primarily attributable to the increased CDMA network capacity lease fees and the increased operating and maintenance expenses, corresponding to our business development efforts. Our CDMA network capacity lease fee increased by 34.4% from RMB19,011 million in 2011 to RMB25,546 million in 2012, corresponding to the increase in our mobile services revenues during this period.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 29.4% from RMB48,765 million in 2011 to RMB63,099 million in 2012. The increase was primarily due to the increased marketing expenditure for promotional and marketing initiatives relating to the iPhone. Advertising and promotional expenses were RMB34,905 million, an increase of 26.9% from 2011. Commission and service expenses for third parties were RMB19,537 million, an increase of 36.0% from 2011. In 2012, in light of the intensified competition in mobile services, we increased the number of mobile terminal equipment offered to customers for free or at a nominal price. The cost of mobile terminal equipment offered to customers for free or at a nominal price is recorded in advertising and promotional expenses and was RMB21,754 million in 2012, an increase of 39.1% from 2011.

Personnel Expenses. Personnel expenses increased by 9.3%, from RMB39,204 million in 2011 to RMB42,857 million in 2012. This increase was primarily attributable to our performance based incentive schemes to motivate talents and our frontline employees.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB40,367 million in 2012, which increased by 39.8% from RMB28,878 million in 2011, largely corresponding to an increase in sales of mobile terminal equipment.

Net Finance Costs

In 2012, our net finance costs decreased by 30.7% from RMB2,254 million in 2011 to RMB1,562 million in 2012. Our interest expense decreased by 20.5%, or RMB556 million, from RMB2,710 million in 2011 to RMB2,154 million in 2012, mainly due to the decreased amount of our interest bearing debts in 2012 compared to 2011.

The net exchange gain was RMB1 million in 2012, compared to a net exchange gain of RMB51 million in 2011, which was mainly due to the depreciation of RMB against the Euro in 2012. According to the exchange rates published by the People’s Bank of China on December 31, 2012, the exchange rate of Renminbi depreciated by 1.9% against the Euro from December 31, 2011.

Income Tax

In 2012, our income tax expense was RMB4,753 million with an effective tax rate of 24.0%. Our expected income tax expense at our statutory tax rate of 25.0% in 2012 would be RMB4,954 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to some of our subsidiaries and our branches with operations in the western regions of China. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

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

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB14,949 million in 2012, with a net margin of 5.3%, compared to a profit attributable to equity holders of the Company of RMB16,494 million with a net margin of 6.7% in 2011.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition and results of operations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(restated)	(restated)
	(RMB in millions)
Net cash generated from operating activities	73,025	70,722	88,351
Net cash used in investing activities	(43,646)	(48,295)	(107,948)
Net cash (used in) / generated from financing activities	(27,723)	(19,802)	5,637

Increase / (decrease) in cash and cash equivalents	1,656	2,625	(13,960)

Cash and cash equivalents decreased by 46.6% from RMB30,099 million as of December 31, 2012, of which 97.2 % was denominated in RMB, to RMB16,070 million as of December 31, 2013, of which 94.3% was denominated in RMB. Our net cash outflow was RMB13,960 million in 2013, as compared with a net cash inflow of RMB2,625 million in 2012.

Our principal source of liquidity is cash generated from operating activities, which was RMB88,351 million in 2013, an increase of RMB17,629 million from RMB70,722 million in 2012. The increase was mainly due to the increase in operating revenues and that no CDMA network capacity lease fee was payable after the acquisition of mobile network assets.

Net cash used in investing activities increased by RMB59,653 million from RMB48,295 million in 2012 to RMB107,948 million in 2013 primarily as a result of the partial payment of consideration for acquisition of CDMA mobile network assets from China Telecom Group and an increase of our capital expenditure.

Net cash inflow in financing activities was RMB5,637 million in 2013 compared to RMB19,802 million net cash outflow in financing activities in 2012. This increase in cash inflow was primarily due to the increase of short-term loans of RMB21,242 million from China Telecom Group.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB147,315 million as of December 31, 2013, compared to a deficit of RMB128,235 million as of December 31, 2012.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2014. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2013, we had available credit facilities of RMB157,694 million with major domestic commercial banks, from which we can draw upon. We intend to fund the Mobile Network Acquisition by internal resources and relevant debt financings.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
Short-term debt	9,187	6,523	27,687
Current portion of long-term debt	11,766	10,212	20,072
Finance lease obligations	—	3	1
Long-term debt and payable, excluding current portion	31,150	83,070	62,617

Total debt	52,103	99,808	110,377

Our short-term debt constituted 25.1% of our total debt as of December 31, 2013. The weighted average interest rate of our short-term debt was 4.7% as of December 31, 2013, representing a decrease of 0.8 percentage points from that as of December 31, 2012.

Our total debt increased by RMB10,569 million from RMB99,808 million as of December 31, 2012 to RMB110,377 million as of December 31, 2013, primarily due to the increase of short-term loans . Our debt-to-asset ratio (total debt divided by total assets) increased from 18.3% in 2012 to 20.3% in 2013. We believe that our Company has maintained a solid capital structure.

Our long-term debt (including current portion) decreased from RMB93,282 million as of December 31, 2012 to RMB82,689 million as of December 31, 2013.

Of our total debt as of December 31, 2013, 99.1%, 0.5% and 0.4% were denominated in Renminbi, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2013 may differ from the amounts indicated below.

	Year Ended December 31,
	2012	2013	2014 (Planned)
	(restated)
	(RMB in millions)
Total capital expenditure	53,748	79,992	80,300

In 2013, we continued to increase investment in upgrading our broadband network to improve the coverage of our optic fiber network as well as the connection speed. In addition, we increased our capital expenditure by expanding the CDMA mobile network that we acquired from China Telecom Group in 2012. Focusing on investment return, we continued to improve our capital expenditure structure and control capital expenditure in connection with traditional wireline voice services and telecommunications infrastructure. In 2013, our capital expenditure was RMB79,992 million, an increase of 48.8% from RMB53,748 million in 2012.

Our capital expenditure for 2014 is projected to be approximately RMB80,300 million, a portion of which will be invested in the mobile network assets, in particular the 4G network, and a portion of which will be invested in upgrading bandwidth access capacity of our broadband network across cities nationwide.

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

As of December 31, 2013, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2013:

	Payable in
	Total	2014	2015	2016	2017	2018	After 2018
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	27,687	27,687	—	—	—	—	—
Long-term debt and payable	82,689	20,072	85	86	61,796	74	576
Interest payable	17,038	5,394	3,866	3,864	3,864	6	44
Finance lease obligations	1	1	—	—	—	—	—
Operating lease commitments	7,573	2,236	1,516	1,087	779	611	1,344
Capital commitments	7,738	7,738	—	—	—	—	—

Total contractual obligations	142,726	63,128	5,467	5,037	66,439	691	1,964

(1)	Short-term debt and long-term debt and payable include recognized and unrecognized interest payable; the above amounts were not discounted.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

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

On March 20, 2013, Mr. Chen Liangxian resigned from his position as a Non-Executive Director of our Company. On May 29, 2013, Mr. Xie Liang was approved to be appointed as a Non-Executive Director of the Company at the 2012 annual general meeting. On June 21, 2013, Mr. Li Ping resigned from his position as an Executive Vice President. On June 21, 2013, the Board appointed Mr. Gao Tongqing as an Executive Vice President of the Company. As of December 31, 2013, our board of directors, or the Board, comprised 13 Directors with seven Executive Directors, one Non-Executive Director and five Independent Non-Executive Directors.

The following table sets forth certain information concerning our current directors and executive officers. The business address of each of our directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Wang Xiaochu	55	Chairman of the Board of Directors and Chief Executive Officer
Yang Jie	51	Executive Director, President and Chief Operating Officer
Wu Andi	59	Executive Director, Executive Vice President and Chief Financial Officer
Zhang Jiping	58	Executive Director and Executive Vice President
Yang Xiaowei	50	Executive Director and Executive Vice President
Sun Kangmin	56	Executive Director and Executive Vice President
Ke Ruiwen	50	Executive Director and Executive Vice President
Gao Tongqing	50	Executive Vice President
Xie Liang	50	Non-Executive Director
Wu Jichuan	76	Independent Non-Executive Director
Qin Xiao	66	Independent Non-Executive Director
Tse Hau Yin, Aloysius	66	Independent Non-Executive Director
Cha May Lung, Laura	64	Independent Non-Executive Director
Xu Erming	64	Independent Non-Executive Director
Yung Shun Loy, Jacky	51	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary
Gao Jinxing	50	Financial Controller

Wang Xiaochu, age 55, is the Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang Province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications, or the MPT, Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Yang Jie, age 51, is an Executive Director, President and Chief Operating Officer of our Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration, or DBA, from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 30 years of operational and managerial experience in the PRC telecommunications industry.

Wu Andi, age 59, is an Executive Director, Executive Vice President and the Chief Financial Officer of our Company. She is responsible for the financial management of our Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor’s degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Madam Wu studied in the master of business administration program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master’s degree of business administration. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 32 years of economic and financial management experience in the telecommunications industry in the PRC.

Zhang Jiping, age 58, is an Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications, or the DGT, of the MPT, a Deputy Director General and Director of the Telecommunication Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 32 years of experience in network operation and management in the telecommunications industry in the PRC.

Yang Xiaowei, age 50, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Sun Kangmin, age 56, is an Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. He holds a bachelor’s degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 30 years of operational and managerial experience in the telecommunications industry in the PRC.

Ke Ruiwen, age 50, is an Executive Director and Executive Vice President of our Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 28 years of operational and managerial experience in the telecommunications industry in China.

Gao Tongqing, age 50, is an Executive Vice President of our Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications majoring in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Xie Liang, age 50, is a Non-Executive Director of our Company. Mr. Xie is a senior accountant and received an executive master degree of business administration (EMBA) from Jinan University. Mr. Xie is the Vice President of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Xie served as the Deputy Director of the Corporate Finance Division and the Corporate Audit Division of the Guangzhou Military District Back-end Operation Management Department and the Vice Minister, the Minister and the assistant to the President of Guangdong Rising Assets Management Co., Ltd. Mr. Xie has over 20 years of experience in corporate management and extensive experience in corporate finance management.

Wu Jichuan, age 76, is an Independent Non-Executive Director of our Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Expert Committee for Telecommunication Economy of MIIT, Honorary Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the MPT, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatization Leading Group of the State Council, Minister of the MII, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Education, Science, Culture and Public Health Committee of the National People’s Congress.

Qin Xiao, age 66, is an Independent Non-Executive Director of our Company. Dr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-Executive Director of HKR International Limited, AIA Group Limited and China World Trade Center Company Limited and the Non-Executive Chairman of the board of directors of Amex Resources Limited. He is a part-time professor at the School of Economics and Management of Tsinghua University and PBC School of Finance, Tsinghua University, a non-official member of the Financial Services Development Council of Hong Kong. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation, or CITIC, and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth and the Eleventh Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, a part-time professor at the Graduate School of the People’s Bank of China, and a member of Toyota International Advisory Board. He also served as Chairman of APEC Business Advisory Council for the Year 2001. His papers and books in economics, management and social transformation have been published in China and abroad.

Tse Hau Yin, Aloysius, age 66, is an Independent Non-Executive Director of our Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. Mr. Tse was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, or HKICPA. Mr. Tse is a former president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 64, is an Independent Non-Executive Director of our Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council, Government of the HKSAR. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is the Non-Executive Director of Unilever, PLC and Unilever, N.V, and the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of U.S.A. in 1982.

Xu Erming, age 64, is an Independent Non-Executive Director of our Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management and has been responsible for research on many subjects put forward by the PRC National Natural Science Foundation, the PRC National Social Science Foundation, and other authorities at provincial and ministerial level in the PRC. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu previously lectured at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

Yung Shun Loy, Jacky, age 51, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor’s degree in laws and a bachelor’s degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

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

Effective as of August 19, 2013, Mr. Mao Shejun retired from his position as the Employee Representative Supervisor of our Company. Meanwhile, Mr. Tang Qi has been elected by the employees of the Company democratically as a Supervisor of our Company representing the employees. His term of office commenced from August 19, 2013 until the annual general meeting of the Company for the year 2013 to be held in the year 2014.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Shao Chunbao	56	Chairman of the Supervisory Committee
Zhu Lihao	73	Independent Supervisor
Tang Qi	55	Supervisor (Employee Representative)
Zhang Jianbin	48	Supervisor (Employee Representative)
Hu Jing	38	Supervisor
Du Zuguo	51	Supervisor

Shao Chunbao, age 56, is the Chairman of the Supervisory Committee of our Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organization Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-Owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the SASAC. Mr. Shao has extensive government work experience and management experience.

Zhu Lihao, age 73, is an Independent Supervisor of the Supervisory Committee of our Company. Ms. Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Ms. Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of the PRC, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has over 40 years of experience in management and auditing.

Tang Qi, age 55, is an Employee Representative Supervisor of the Supervisory Committee of our Company. Mr. Tang is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and China Telecom Corporation Limited. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Zhang Jianbin, age 48, is an Employee Representative Supervisor of the Supervisory Committee of our Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department of our company). Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLB and LLM degrees. He also had an executive master’s degree of business administration from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the MPT and the Directorate General of Telecommunications, or DGT, of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with over 20 years of experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Hu Jing, age 38, is a Supervisor of the Supervisory Committee of our Company. Mr. Hu is currently the director in the Audit Department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and a senior accountant with 16 years of experience in finance and auditing.

Du Zuguo, age 51, is a Supervisor of the Supervisory Committee of our Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of our Company) and the Chairman and General Manager of Zhejiang Provincial Financial Holdings Company Limited. Mr. Du served as Director, Deputy Director General, Deputy Secretary to the CCP Committee, Director General and Secretary to the CCP Committee of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

B.	Compensation

Compensation of Directors and Supervisors

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and Supervisors as a group for the year ended December 31, 2013 was approximately RMB13.4 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors:

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2013
Executive Directors
Wang Xiaochu	—	350	1,148	—	67	1,565
Yang Jie	—	343	1,105	—	66	1,514
Wu Andi	—	298	1,031	—	64	1,393
Zhang Jiping	—	305	1,031	—	64	1,400
Yang Xiaowei	—	298	1,020	—	63	1,381
Sun Kangmin	—	306	1,019	—	64	1,389
Ke Ruiwen	—	298	550	—	68	916

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands

Non-Executive Directors
Chen Liangxian(1)	—	—	—	—	—	—

Xie Liang(2)	—	—	—	—	—	—

Independent Non-Executive Directors
Wu Jichuan	167	—	—	—	—	167
Qin Xiao	200	—	—	—	—	200
Tse Hau Yin	399	—	—	—	—	399
Cha May Lung	200	—	—	—	—	200
Xu Erming	200	—	—	—	—	200

Supervisors
Shao Chunbao	—	297	393	—	63	753
Tang Qi(3)	—	66	75	—	21	162
Mao Shejun(4)	—	133	380	—	42	555
Zhang Jianbin	—	157	397	—	59	613
Hu Jing	—	96	308	—	52	456
Du Zuguo	—	—	—	—	—	—

Independent Supervisor
Zhu Lihao	100	—	—	—	—	100

Total	1,266	2,947	8,457	—	693	13,363

(1)	On March 20, 2013, Mr. Chen Liangxian resigned from his position as a Non-Executive Director of our Company.
(2)	On May 29, 2013, Mr. Xie Liang was approved to be appointed as a Non-Executive Director of the Company at the 2012 annual general meeting.
(3)	On August 19, 2013, Mr. Tang Qi has been elected by the employees of the Company democratically as a Supervisor of our Company representing the employees. His terms of office commenced from August 19, 2013 until the annual general meeting of the Company for the year 2013 to be held in the year 2014.
(4)	Effective as of August 19, 2013, Mr. Mao Shejun retired from his position as the Employee Representative Supervisor of our Company.
(5)	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.

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

Stock Appreciation Rights

We implemented a plan of stock appreciation rights for members of our management in order to provide further incentives for these employees. The plan is designed to link the financial interests of our senior management with our future results of operations and the performance of our H shares. The number of stock appreciation right units granted to a person may also be adjusted in accordance with the result of his or her performance evaluation. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of our Company’s H shares at the date of exercise based on the applicable exchange rate between Renminbi and Hong Kong dollar at the date of the exercise.

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

In 2012, we approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights will have a contractual life of five years from the date of grant and an exercise price of HK$4.76 per unit. A recipient of these stock appreciation rights may exercise the rights in stages commencing November 2013. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total stock appreciation rights granted to such persons.

In 2013, we did not grant any stock appreciation right units.

During the years ended December 31, 2011, 412 million stock appreciation right units were exercised. During the year ended December 31, 2012 and 2013, no stock appreciation right units were exercised.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2011, compensation expense recognized in respect of stock appreciation rights was RMB328 million. For the year ended December 31, 2012, compensation expense recognized in respect of stock appreciation rights was RMB163 million. For the year ended December 31, 2013, compensation expense of RMB39 million was reversed by us in respect of stock appreciation rights as a result of decline in our share price.

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

On March 20, 2013, Mr. Chen Liangxian resigned from his position as a Non-Executive Director of our Company. On March 20, 2013, the Board proposed that Mr. Xie Liang be appointed as a Non-Executive Director of our Company, subject to approval at the annual general meeting scheduled to be held on May 29, 2013. On May 29, 2013, Mr. Xie Liang was approved to be appointed as a Non-Executive Director of the Company at the 2012 annual general meeting. Our Board currently consists of 13 directors with seven Executive Directors, one Non-Executive Director and five Independent Non-Executive Directors.

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

In 2013, the Audit Committee held four meetings, at which it considered matters within its responsibilities, including our Company’s financial statements, assessment of the qualifications, independence and performance of independent auditors and appointment of independent auditors, effectiveness of internal control, internal audit and related party transactions. The Audit Committee received quarterly reports in relation to the internal audit and related party transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and attestation report, followed up with the recommendations proposed by our independent auditors, reviewed the annual report, and communicated independently with the auditors twice a year.

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

The Remuneration Committee did not hold any meeting or pass any written resolution in 2013.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of four members, Mr. Wu Jichuan, Mr. Tse Hau Yin, Aloysius, Ms. Cha May Lung, Laura and Professor Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity (including but not limited to gender, age, educational background or professional experience, skills, knowledge and length of service) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; making recommendations to the board on the appointment or re-appointment of directors and succession planning for directors; and reviewing the Board Diversity Policy as appropriate to ensure its effectiveness and if necessary, recommend any revision suggestions to the Board for consideration and approval.

The Nomination Committee held one meeting in 2013.

Independent Board Committee

The Independent Board Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee did not hold any meeting or pass any written resolution in 2013.

D.	Employees

General

As of December 31, 2013, we had 306,545 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011		2012		2013
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	49,455	16.0%	49,566	16.2%	49,113	16.0%
Sales and marketing	159,374	51.4	156,260	51.1	157,915	51.5
Operations and maintenance	98,801	31.9	97,658	32.0	97,264	31.7
Others	2,169	0.7	2,192	0.7	2,253	0.8

Total	309,799	100.0%	305,676	100.0%	306,545	100.0%

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for members of our management). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2013, our Assistant Chief Financial Officer, Qualified Accountant and Company Secretary, Mr. Yung Shun Loy, Jacky, held 156,000 H shares, representing 0.00112% of the total number of H shares and 0.00019% of the total number of all outstanding shares in our Company.

Apart from those disclosed herein, as of December 31, 2013, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 24, 2014 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares	Percentage of Total Shares
H shares	JPMorgan Chase & Co.	1,663,263,837	long position	11.99%	2.06%
		44,939,572	short position	0.32%	0.06%
		1,314,396,912	lending pool	9.47%	1.62%
H shares	Commonwealth Bank of Australia	1,934,848,504	long position	13.94%	2.39%
H shares	BlackRock, Inc.	1,290,204,605	long position	9.30%	1.59%
		7,486,000	short position	0.05%	0.01%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

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

Based solely on information contained in an Amendment No.6 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on February 11, 2014 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,315,174,041 shares of our Company, or the FRI Shares, representing approximately 9.5% of the total number of our H shares outstanding as of December 31, 2013, were beneficially owned either by investment companies that were direct or indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned 9.5% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 11, 2014.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 24, 2014, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

In connection with our restructuring in 2001, our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, our acquisition of the CDMA Business in 2008, the Mobile Network Acquisition in 2012, and our sale of E-surfing Media in 2013, we have entered into various agreements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, land use right leasing, CDMA network capacity leasing, CDMA facilities leasing, Internet applications channel services and other services.

Our Independent Non-Executive Directors have confirmed that all connected transactions for the year ended December 31, 2013 to which our Company was a party:

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

In connection with the acquisition of telecommunications assets from China Telecom Group by our Company, under the Conditional Sale and Purchase Agreement, dated April 13, 2004, between our Company and China Telecom Group, China Telecom Group has undertaken to indemnify us and keep us indemnified against any loss or liability suffered by us or any acquired company including, but not limited to, any diminution in the value of the assets of or shares in any acquired company, any payment made or required to be made by us or any acquired company and any costs and expenses incurred as a result of or in connection with any claim falling on any acquired company resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date of the acquisition or any event on or before the date of the acquisition whether alone or in conjunction with other circumstances and whether or not such taxation is chargeable against or attributable to any other person, firm or company.

Ongoing Related Party Transactions between Us and China Telecom Group

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group for the year ended December 31, 2013:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	616
Net expenses for interconnection settlement	350
Lease of property from China Telecom Group	673
Lease of property to China Telecom Group	46
Provision of IT services by China Telecom Group	1,136
Provision of IT services to China Telecom Group	192
Provision of supplies procurement services by China Telecom Group	3,563
Provision of supplies procurement services to China Telecom Group	3,885
Provision of engineering services by China Telecom Group	14,543
Provision of community services by China Telecom Group	2,826
Provision of ancillary telecommunications services by China Telecom Group	11,208
Lease of optic fibers from China Telecom Group	25

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

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Company to China Telecommunications Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

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

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet applications channel services framework agreement signed between the Company and China Telecommunications Corporation on December 16, 2013 (the “Internet Applications Channel Services Framework Agreement”), the Company will provide Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Internet Applications Channel Services Framework Agreement became effective on January 1, 2014 and will expire on December 31, 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Our Sale of Besttone E-Commerce Co., Ltd.

See “Item 4—Information on the Company—A. History and Development of the Company— Our Sale of Besttone E-Commerce Co., Ltd.”

Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities

See “Item 4—Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities.”

Our Short Term Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2013, the aggregate outstanding principal amount of such loans was RMB22,062 million, which bear interest at fixed rates of 4.5% per annum. See Note 15 to our audited financial statements included elsewhere in this report for details.

Our Sale of E-surfing Media

See “Item 4—Information on the Company—A. History and Development of the Company – Our Sale of E-surfing Media”.

Our Acquisition from China Telecommunications Corporation the 100% equity interest of China Telecom Europe

See “Item 4—Information on the Company—A. History and Development of the Company – Our Acquisition of China Telecom (Europe) Limited”.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements are set forth beginning on page F-1. No significant change has occurred since the date of the annual financial statements.

Legal Proceeding

We are the defendant in certain lawsuits and a named party in other legal proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other legal proceedings cannot be determined at present, we believe that the outcomes of such contingencies, lawsuits or other legal proceedings will not likely result in any material adverse effect on our financial position, results of operations or cash flows.

In 2011, the NDRC initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted to the NDRC in November 2011 a proposal for enhancement initiatives as well as an application for suspension of investigation. In December 2013, we submitted an implementation report on rectification measures to the NDRC in response to the requirement from the NDRC.

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2013, a final dividend of RMB5,433 million (RMB0.067135 equivalent to HK$0.085 per share, pre-tax) for the year ended December 31, 2012 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 19, 2014, a final dividend of approximately RMB6,098 million (RMB0.075347 equivalent to HK$0.095 per share) for the year ended December 31, 2013 was proposed for shareholders’ approval at the annual general meeting.

The declaration and payment of dividends for years following 2013 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2013 and April 24, 2014, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2013 and April 24, 2014, there were, respectively, 44 and 44 registered holders of American depositary receipts evidencing 6,470,430 and 6,634,631 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2009	4.35	2.58	55.53	32.11
2010	4.36	3.20	56.09	40.72
2011	5.23	4.08	67.13	52.68
2012	4.91	3.29	63.48	42.05
2013	4.40	3.56	57.97	45.35
Quarterly
First Quarter, 2012	4.74	4.00	60.87	52.00
Second Quarter, 2012	4.26	3.29	55.12	42.05
Third Quarter, 2012	4.91	3.37	63.48	43.40
Fourth Quarter, 2012	4.88	3.99	62.97	52.04
First Quarter, 2013	4.40	3.90	57.97	50.33
Second Quarter, 2013	4.18	3.56	53.87	45.35
Third Quarter, 2013	4.22	3.65	55.19	47.27
Fourth Quarter, 2013	4.20	3.81	54.56	48.94
First Quarter, 2014	3.86	3.15	49.16	40.35
Monthly
October 2013	4.20	3.83	54.56	49.96
November 2013	4.19	3.87	53.88	50.50
December 2013	4.20	3.81	53.35	48.94
January 2014	3.86	3.56	49.16	45.66
February 2014	3.68	3.36	47.00	43.25
March 2014	3.59	3.15	46.54	40.35
April 2014 (through April 24)	3.60	3.45	46.44	44.70

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Decrease in Share Capital and Repurchase

We may reduce our registered share capital only upon obtaining the approval of at least two-thirds of our shareholders and, in certain circumstances, of relevant PRC authorities. The number of H shares that may be repurchased is subject to the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs.

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

In addition, for so long as our H shares are listed on the Hong Kong Stock Exchange, we will be subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including, among other things, the Listing Rules of the Hong Kong Stock Exchange, the Securities & Futures Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs.

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

Taxation of Capital Gains

With respect to individual holders of H shares or ADSs, the PRC Individual Income Tax Law and its implementation regulations stipulate that gains realized on the sale of equity shares would be subject to income tax at a rate of 20.0%, and empower the MOF to draft detailed tax rules on the mechanism for collecting such tax subject to approval of the State Council. However, as of the date of this annual report, no such tax rules have been enacted and no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares issued by listed companies by individuals were temporarily exempted from individual income tax pursuant to notices issued by the State Administration of Taxation dated March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares or ADSs may be subject to capital gains tax at the rate of 20.0% unless such tax is reduced or eliminated by an applicable double-taxation treaty. If tax on capital gains from the sale of H shares or ADSs become applicable, it is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares or ADSs representing an interest in our Company of 25.0% or more, but this position is uncertain and the PRC authorities may take a different position.

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

However, under the U.S.-PRC Treaty, if PRC tax were to be imposed on any gain from the disposition of your H shares or ADSs (as discussed above in “People’s Republic of China — Taxation of Capital Gains”), then such gain will generally be treated as PRC source income. If you are an Eligible U.S. Holder (as defined above), subject to certain limitations, any such PRC tax will be creditable against your United States federal income tax liability. U.S. holders should consult their tax advisors regarding the tax consequences if a PRC tax were to be imposed on a disposition of H shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Hong Kong Stamp Duty

Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

PFIC Rules

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2013 and 2012, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2013:

	Expected Maturity
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	488	—	—	—	—	—	488	488
Japanese yen	38	—	—	—	—	—	38	38
Euro	17	—	—	—	—	—	17	17
Hong Kong dollars	120	—	—	—	—	—	120	120
Other currencies	249	—	—	—	—	—	249	249
Time deposits
United States dollars	595	—	—	—	—	—	595	595
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	47	47	47	48	48	297	534	454
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—

	Expected Maturity
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Debts in Euro
Fixed rate	33	33	34	33	26	269	428	363
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	—	—	20	20
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.

As of December 31, 2012:

	Expected Maturity
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents(1)
United States dollars	577	—	—	—	—	—	577	577
Japanese yen	11	—	—	—	—	—	11	11
Euro	9	—	—	—	—	—	9	9
Hong Kong dollars	91	—	—	—	—	—	91	91
Other currencies	154	—	—	—	—	—	154	154
Time deposits
United States dollars	600	—	—	—	—	—	600	600
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	51	347	598	568
Average interest rate	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(2)	—	—	—	—	—	—
Debts in Euro
Fixed rate	29	31	31	31	30	304	456	419
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(2)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	6	—	26	22
Average interest rate(2)	3.0%	3.0%	3.0%	3.0%	3.0%	—

(1)	Cash and cash equivalents have been restated as a result of the acquisition of 100% equity interest in China Telecom (Europe) Limited from China Telecommunications Corporation.
(2)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2012.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2012 and 2013, our debt consisted of fixed and variable rate debt obligations with maturities from 2013 to 2060 and from 2014 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2012 and 2013, respectively.

As of December 31, 2013:

	Expected Maturity
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	46,794	—	—	—	—	10	46,804	46,469
Average interest rate	4.6%	—	—	—	—	7.9%
Variable rate	880	—	—	61,710	—	—	62,590	62,383
Average interest rate(1)	5.5%	—	—	6.3%	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	47	47	47	48	48	297	534	454
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	33	33	34	33	26	269	428	363
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	—	—	20	20
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.

As of December 31, 2012

	Expected Maturity
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	16,005	19,973	—	—	380	11	36,369	36,292
Average interest rate	4.7%	4.6%	—	—	6.0%	5.9%
Variable rate	646	—	—	—	61,710	—	62,356	62,153
Average interest rate(1)	5.5%	—	—	—	4.8%	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	51	347	598	568
Average interest rate	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	29	31	31	31	30	304	456	419
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	6	—	26	22
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	3.0%	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2012

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 30, 2013 to April 24, 2014, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$192,491 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$130,410 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2013.

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

As of December 31, 2013, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated March 19, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 19, 2014

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2013, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2012 and 2013:

	Audit Fees		Audit-Related Fees		Tax Fees		Other Fees
2012	RMB89.97 million	(1)	RMB1.85 million		RMB2.21 million		RMB1.95 million
2013	RMB59.77 million		RMB0.95 million	(2)	RMB0.12 million	(3)	RMB0.32 million	(4)

(1)	Including the audit fees paid for the audit services related to the Mobile Network Acquisition.
(2)	Audit-related fees in the amount of RMB0.95 million were paid for the advisory services provided to us regarding our internal control.
(3)	Tax fees in the amount of RMB0.12 million were paid for profit tax filing assistance service.
(4)	Other fees in the amount of RMB0.32 million were paid for other advisory services

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

On March 20, 2013, the Board resolved, as recommended by our Audit Committee, not to re-appoint our principal accountants, KPMG, after their completion of the audit of our consolidated financial statements for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012. On the same date, the Board resolved, as recommended by our Audit Committee, to appoint Deloitte Touche Tohmatsu, or Deloitte, as our new principal accountants, subject to the approval by our shareholders at the annual general meeting of the Company scheduled to be held on May 29, 2013. Such change in our principal accountants is due to the relevant regulations issued by the MOF and the SASAC, under which there are restrictions on the number of years of audit services that an accounting firm can continuously provide to a State-owned enterprise and its subsidiaries. The Company is a subsidiary of China Telecommunications Corporation, which is a State-owned enterprise under the supervision of the SASAC. On May 29, 2013, the shareholders of the Company approved the appointment of Deloitte as the auditors of the Company for the year ended December 31, 2013.

During the two fiscal years ended December 31, 2011 and 2012 and the subsequent interim period through April 29, 2013, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to that item), or (2) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The audit reports of KPMG on the consolidated financial statements of the Company and its subsidiaries as of and for the two years ended December 31, 2011 and 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of KPMG on the effectiveness of our internal control over financial reporting as of December 31, 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, the Board of Directors of all U.S. domestic companies listed on the NYSE must have a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board of Directors is not required to have a majority of independent directors. Under the Listing Rules, at least one third of the Board of Directors of a listed company shall be independent directors. Our Board of Directors currently consists of 13 directors, of which five are independent directors, representing over one third of the total number of directors on our Board of Directors. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however differ from the requirements of Section 303A.02 of the Listed Company Manual of the NYSE.

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company had implemented the Code on Corporate Governance Practices (effective until March 31, 2012) and the Corporate Governance Code (effective as of April 1, 2012) of the Hong Kong Stock Exchange for the year ended December 31, 2013.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)(15)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

Exhibits	Description

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

Exhibits	Description

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary)

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

15.1	Letter to SEC from KPMG

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu

Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2014

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statement of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Group for each of the years in the two-year period ended December 31, 2012, before the effects of the retrospective adjustments as a result of the acquisition of China Telecom (Europe) Limited discussed in Note 1 to the consolidated financial statements, were audited by other auditors whose report, dated March 20, 2013, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2013 consolidated financial statements present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the retrospective adjustments to the consolidated statement of financial position of the Group as of December 31, 2012 and the retrospective adjustments to the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012, as a result of the acquisition of China Telecom (Europe) Limited discussed in Note 1 to the consolidated financial statements. Our procedures included (1) obtaining the accounting analysis of the retrospective adjustments for the acquisition of China Telecom (Europe) Limited accounted for as a combination of entities under common control; (2) comparing previously reported amounts of the Group to the previously issued financial statements for such periods; (3) comparing the schedules of intercompany transactions and balances between the Group and China Telecom (Europe) Limited and on a test basis checking that significant intercompany transactions and balances are properly eliminated; and (4) testing the mathematical accuracy of the consolidation schedule of the Group, which include the previously issued financial statements of the Group for such periods, the financial statements of China Telecom (Europe) Limited and the elimination of intercompany transactions and balances. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the consolidated statement of financial position of the Group as of December 31, 2012 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012 other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated statement of financial position of the Group as of December 31, 2012 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2014 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 19, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited, before the effects of the retrospective adjustments for the acquisition of China Telecom (Europe) Limited described in note 1, the accompanying consolidated statement of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012. The 2011 and 2012 consolidated financial statements before the effects of the retrospective adjustments discussed in note 1 are not presented herein. The 2011 and 2012 consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the 2011 and 2012 consolidated financial statements, before the effects of the retrospective adjustments for the acquisition of China Telecom (Europe) Limited described in note 1, present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the acquisition of China Telecom (Europe) Limited described in note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by a successor auditor.

/s/ KPMG

Hong Kong, China

March 20, 2013

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2013

(Amounts in millions)

	Note	December 31, 2012	December 31, 2013
		RMB	RMB
		(restated)
ASSETS

Current assets
Cash and cash equivalents	4	30,099	16,070
Time deposits with original maturity over three months		2,730	2,287
Accounts receivable, net	5	18,782	20,022
Inventories	6	5,928	6,523
Prepayments and other current assets	7	6,331	7,569
Income tax recoverable		1,505	312

Total current assets		65,375	52,783
Non-current assets
Property, plant and equipment, net	8	373,781	374,341
Construction in progress	9	32,500	44,157
Lease prepayments		25,759	25,007
Goodwill	10	29,918	29,917
Intangible assets	11	9,214	8,045
Interests in associates	12	1,016	1,106
Investments	13	616	1,026
Deferred tax assets	14	2,922	2,927
Other assets	18	4,190	3,930

Total non-current assets		479,916	490,456

Total assets		545,291	543,239

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	6,523	27,687
Current portion of long-term debt	15	10,212	20,072
Accounts payable	16	68,948	81,132
Accrued expenses and other payables	17	105,781	69,633
Income tax payable		492	371
Current portion of finance lease obligations		—	1
Current portion of deferred revenues	18	1,654	1,202

Total current liabilities		193,610	200,098
Non-current liabilities
Long-term debt and payable	15	83,070	62,617
Finance lease obligations		3	—
Deferred revenues	18	1,791	1,229
Deferred tax liabilities	14	717	631

Total non-current liabilities		85,581	64,477

Total liabilities		279,191	264,575
Equity
Share capital	19	80,932	80,932
Reserves	20	184,207	196,809

Total equity attributable to equity holders of the Company		265,139	277,741
Non-controlling interests		961	923

Total equity		266,100	278,664

Total liabilities and equity		545,291	543,239

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB
		(restated)	(restated)
Operating revenues	21	245,149	283,176	321,584

Operating expenses
Depreciation and amortization		(51,241)	(49,666)	(69,083)
Network operations and support	22	(52,940)	(65,979)	(53,102)
Selling, general and administrative		(48,765)	(63,099)	(70,448)
Personnel expenses	23	(39,204)	(42,857)	(46,723)
Other operating expenses	24	(28,878)	(40,367)	(54,760)

Total operating expenses		(221,028)	(261,968)	(294,116)

Operating income		24,121	21,208	27,468

Net finance costs	25	(2,254)	(1,562)	(5,153)

Investment income		40	93	670

Equity in income of associates		99	78	103

Earnings before income tax		22,006	19,817	23,088

Income tax	26	(5,416)	(4,753)	(5,422)

Profit for the year		16,590	15,064	17,666

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(205)	(228)	414
Deferred tax on change in fair value of available-for-sale equity securities		51	57	(104)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(105)	(2)	(79)
Share of other comprehensive income of associates		—	—	5

Other comprehensive income for the year, net of tax		(259)	(173)	236

Total comprehensive income for the year		16,331	14,891	17,902

Profit attributable to:
Equity holders of the Company		16,494	14,949	17,545
Non-controlling interests		96	115	121

Profit for the year		16,590	15,064	17,666

Total comprehensive income attributable to:
Equity holders of the Company		16,235	14,776	17,781
Non-controlling interests		96	115	121

Total comprehensive income for the year		16,331	14,891	17,902

Basic earnings per share	28	0.20	0.18	0.22

Number of shares (in millions)	28	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011, as previously reported		80,932	16,767	10,746	62,634	438	(715)	74,863	245,665	496	246,161
Adjusted for the Seventh Acquisition		—	233	—	—	—	(43)	(137)	53	—	53

Balance as of January 1, 2011, as restated		80,932	17,000	10,746	62,634	438	(758)	74,726	245,718	496	246,214
Profit for the year, as restated		—	—	—	—	—	—	16,494	16,494	96	16,590
Other comprehensive income, as restated		—	—	—	—	(154)	(105)	—	(259)	—	(259)

Total comprehensive income, as restated		—	—	—	—	(154)	(105)	16,494	16,235	96	16,331

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	(57)	(57)
Acquisition of non-controlling interests		—	—	—	—	(1)	—	—	(1)	(1)	(2)
Acquisition of the Fifth Acquired Group	1	—	—	—	—	—	—	(19)	(19)	—	(19)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	264	264
Disposal of a subsidiary		—	—	—	—	—	—	—	—	(10)	(10)
Distribution to China Telecom Group		—	—	—	—	—	—	(3)	(3)	—	(3)
Dividends	27	—	—	—	—	—	—	(5,763)	(5,763)	—	(5,763)
Appropriations	20	—	—	—	1,682	—	—	(1,682)	—	—	—

Balance as of December 31, 2011, as restated		80,932	17,000	10,746	64,316	283	(863)	83,753	256,167	788	256,955

Profit for the year, as restated		—	—	—	—	—	—	14,949	14,949	115	15,064
Other comprehensive income, as restated		—	—	—	—	(171)	(2)	—	(173)	—	(173)

Total comprehensive income, as restated		—	—	—	—	(171)	(2)	14,949	14,776	115	14,891

Contribution from non-controlling interests		—	249	—	—	—	—	—	249	131	380
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(73)	(73)
Acquisition of the Sixth Acquired Business	1	—	(48)	—	—	—	—	—	(48)	—	(48)
Dividends	27	—	—	—	—	—	—	(5,625)	(5,625)	—	(5,625)
Appropriations	20	—	—	—	1,413	—	—	(1,413)	—	—	—
Others		—	(380)	—	—	—	—	—	(380)	—	(380)

Balance as of December 31, 2012, as restated		80,932	16,821	10,746	65,729	112	(865)	91,664	265,139	961	266,100

Profit for the year		—	—	—	—	—	—	17,545	17,545	121	17,666
Other comprehensive income		—	—	—	—	315	(79)	—	236	—	236

Total comprehensive income		—	—	—	—	315	(79)	17,545	17,781	121	17,902

Contribution from non-controlling interests		—	141	—	—	—	—	—	141	59	200
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of the Seventh Acquired Company	1	—	(278)	—	—	—	—	—	(278)	—	(278)
Dividends	27	—	—	—	—	—	—	(5,433)	(5,433)	—	(5,433)
Appropriations	20	—	—	—	1,663	—	—	(1,663)	—	— —
Disposal of a subsidiary	1	—	380	—	—	—	—	11	391	(144)	247

Balance as of December 31, 2013		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in millions)

			Year ended December 31,
	Note		2011	2012	2013
			RMB	RMB	RMB
			(restated)	(restated)
Net cash from operating activities	(a	)	73,025	70,722	88,351

Cash flows used in investing activities
Capital expenditure			(48,506)	(50,071)	(70,921)
Purchase of investments			(6)	—
Lease prepayments			(60)	(133)	(111)
Proceeds from disposal of property, plant and equipment			3,236	2,696	1,538
Proceeds from disposal of lease prepayments			487	255	360
Proceeds from disposal of investments			1,040	—	—
Net cash (outflow) / inflow from disposal of a subsidiary			(11)	(116)	512
Proceeds from return of investments			10	—	—
Purchase of time deposits with maturity over three months			(1,804)	(2,730)	(2,750)
Maturity of time deposits with maturity over three months			1,968	1,804	3,193
Payment of the payable to China Telecommunications Corporation related to the Mobile Network Acquisition			—	—	(14,269)
Payment for the first installment of the Mobile Network Acquisition			—	—	(25,500)

Net cash used in investing activities			(43,646)	(48,295)	(107,948)

Cash flows (used in) / from financing activities
Principal element of finance lease payments			—	—	(2)
Proceeds from bank debt and other loans			23,876	9,702	54,983
Repayment of bank debt and other loans			(45,329)	(24,133)	(44,053)
Payment of dividends			(6,174)	(5,625)	(5,433)
Payment for acquisition of non-controlling interests			(1)	—	—
Payment for the acquisition price of the Fifth Acquisition	1		(27)	(29)	—
Payment for the acquisition price of the Sixth Acquisition	1		—	(48)	—
Distribution to China Telecom Group			(3)	—	—
Net cash (distributions to)/contributions from non-controlling interests			(65)	331	142

Net cash (used in) / from financing activities			(27,723)	(19,802)	5,637

Net increase / (decrease) in cash and cash equivalents			1,656	2,625	(13,960)
Cash and cash equivalents at beginning of year			25,922	27,475	30,099
Effect of changes in foreign exchange rate			(103)	(1)	(69)

Cash and cash equivalents at end of year			27,475	30,099	16,070

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(restated)	(restated)
Earnings before income tax	22,006	19,817	23,088
Adjustments for:
Depreciation and amortization	51,241	49,666	69,083
Impairment losses for doubtful debts	1,367	1,612	1,744
Write down of inventories	96	235	360
Investment income	(40)	(93)	(670)
Equity in income of associates	(99)	(78)	(103)
Interest income	(405)	(591)	(361)
Interest expense	2,710	2,154	5,511
Unrealized foreign exchange (gain) / loss	(51)	(1)	3
Gain on retirement and disposal of property, plant and equipment	(2,436)	(2,429)	(1,021)
Increase in accounts receivable	(2,551)	(2,124)	(3,156)
Increase in inventories	(1,763)	(1,185)	(955)
Increase in prepayments and other current assets	(3,030)	(1,045)	(1,077)
Decrease in other assets	796	484	294
Increase in accounts payable	6,368	5,016	3,210
Increase in accrued expenses and other payables	6,924	6,245	3,148
Decrease in deferred revenues	(1,398)	(1,360)	(1,014)

Cash generated from operations	79,735	76,323	98,084
Interest received	396	587	358
Interest paid	(3,084)	(2,200)	(5,573)
Investment income received	42	23	21
Income tax paid	(4,064)	(4,011)	(4,539)

Net cash from operating activities	73,025	70,722	88,351

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data center service in certain countries of the Asia Pacific, Europe, South America and North America regions.

The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (the “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, lease of network equipment, roaming and interconnection arrangements.

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

On June 30, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 (hereinafter, referred to as the “Third Acquisition”).

On June 30, 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 (hereinafter, referred to as the “Fourth Acquisition”).

On August 1, 2011 and December 1, 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 (hereinafter, referred to as the “Fifth Acquisition”).

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

On April 30, 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding at a purchase price of RMB48 (hereinafter, referred to as the “Sixth Acquisition”).

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

Organization (continued)

Pursuant to an agreement entered into by the Company and China Telecommunications Corporation on April 26, 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (“E-surfing Media”), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The initial consideration for the disposal of the equity interest in E-surfing Media was RMB1,195, which was concluded based on the valuation of the equity interests in E-surfing Media as of December 31, 2012 as filed for the state-owned assets appraisals. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on 80% of the change in the book value of the net assets of E-surfing Media during the period from December 31, 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecommunications Corporation on June 30, 2013. The final consideration was arrived at RMB1,248 and received by the Company by December 31, 2013.

Analysis of assets and liabilities of the disposed subsidiary:

June 30, 2013 RMB
Current assets
Cash and cash equivalents	736
Accounts receivable, net	150
Other current assets	1
Non-current assets
Property, plant and equipment, net	111
Other non-current assets	18
Current liabilities
Accounts payable	222
Other current liabilities	64
Non-current liabilities	8

Net assets disposed of	722

Gain on disposal of a subsidiary:

2013
RMB
Consideration received	1,248
Net assets disposed of	(722)
Non-controlling interests	144

Gain on disposal	670

The gain on disposal of E-surfing Media has been included in investment income of the consolidated statement of comprehensive income.

Net cash inflow from disposal of a subsidiary:

2013
RMB
Consideration received in cash and cash equivalents	1,248
Less: cash and cash equivalents disposed of	(736)

Net cash inflow from disposal of a subsidiary	512

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

Pursuant to an acquisition agreement entered into by CT Global and China Telecommunications Corporation on December 16, 2013, CT Global acquired 100% interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation (hereinafter, referred to as the “Seventh Acquisition”). The initial consideration for the Seventh Acquisition was RMB261. The initial consideration shall be adjusted for the difference between the net asset value on the completion date of the acquisition and the net asset value on the appraisal benchmark date of the acquisition, which was June 30, 2013 in order to arrive at the final consideration. The Seventh Acquisition was completed on December 31, 2013. The final consideration was RMB278. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business and the Seventh Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.

The consolidated results of operations for the years ended December 31, 2011 and 2012 and the consolidated financial position as of December 31, 2012 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Seventh Acquired Company are set out below:

	The Group (as previously reported) RMB	The Seventh Acquired Company RMB	The Group (as restated) RMB
Consolidated statement of comprehensive income for the year ended December 31, 2011:
Operating revenues	245,068	81	245,149
Profit for the year	16,596	(6)	16,590
Consolidated statement of comprehensive income for the year ended December 31, 2012:
Operating revenues	283,073	103	283,176
Profit for the year	15,040	24	15,064
Consolidated statement of financial position as of December 31, 2012:
Total assets	545,072	219	545,291
Total liabilities	279,042	149	279,191
Total equity	266,030	70	266,100

For the periods presented, all significant transactions and balances between the Group and the Seventh Acquired Company have been eliminated on combination.

Set up of subsidiaries

On June 9, 2013, the Group set up a subsidiary, iMUSIC Culture & Technology Co., Ltd., which engages in the provision of music production and related information services.

On August 19, 2013, the Group set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., which engages in the provision of instant messenger service.

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

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were approved and authorized by the Board of Directors on March 19, 2014.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities (Note 2(l)).

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

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

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over an investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of consolidation (continued)

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

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

(c)	Foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalized as construction in progress (Note 2(i)), are recognized as income or expense in profit or loss. For the periods presented, no exchange differences were capitalized.

When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

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

(e)	Accounts and other receivables

Accounts and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less allowance for doubtful debts (Note 2(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

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

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. As of December,31, 2012 and 2013, the carrying amount of assets held under finance leases were RMB3 and RMB28 respectively.

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

The customer relationships acquired in the CDMA business acquisition are recorded at the acquisition-date fair value and amortized on a straight-line basis over the expected customer relationship of five years. By the end of the expected customer relationship period, fully amortized customer relationships were written off.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized in other comprehensive income and accumulated separately in equity. For investments in available-for-sale equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(n)).

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

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognized as an expense in profit or loss.

The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in profit or loss.

Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

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

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

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

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognized as an income in profit or loss. The reversal is reduced by the amount that would have been recognized as depreciation and amortization had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognized in profit or loss.

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognized as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. In 2012, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred

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

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

i)	The Group is responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;
iv)	The Group establishes selling prices with customers;

v)	The Group can modify the applications or perform part of the services;

vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognized on a net basis.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition (continued)

(vi)	Revenue from the provision of Internet and telecommunications network resource services are recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognized when the services are provided to customers.

(x)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognized when the service is provided to customers.

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunication services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2013, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration. The Group believes that the residual method of accounting for promotional packages provides the most relevant and reliable presentation method of the delivery and sales of the terminal equipment and telecommunication services since it reflects the economic substance of the arrangement.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB27,500, RMB34,905 and RMB36,490 for the years ended December 31, 2011, 2012 and 2013 respectively, among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunications service amounted to RMB15,641, RMB21,754 and RMB22,795 for the years ended December 31, 2011, 2012 and 2013 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2011, 2012 and 2013, research and development expense was RMB558, RMB608 and RMB630 respectively.

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

(u)	Accounts and other payables

Accounts and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognized in other comprehensive income, in such case the effect of a change in tax rate is also recognized in other comprehensive income.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Income tax (continued)

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IASB has issued a number of new and revised IFRSs that are effective for accounting period beginning on or after January 1, 2013. The Group applied the following new or revised IFRSs that are effective for the current year:

•	Amendments to IAS 1, “Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income”

•	IFRS 10, “Consolidated Financial Statements”

•	IFRS 12, “Disclosure of Interests in Other Entities”

•	IFRS 13, “Fair Value Measurement”

•	Amendments to IFRS 7,” Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities”

•	Revised IAS 19, “Employee Benefits”

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period (Note 37).

Amendments to IAS 1, “Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income”

The amendments introduced new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and “income statement” is renamed as “statement of profit or loss”. However, the amendments to IAS 1 allow an entity to use titles for these statements other than those used in the amendments to IAS 1. The Group has not made any changes to the titles for these statements.

In addition, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories to disclose: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax.

The application of the amendments has no significant impact on the presentation of items of other comprehensive income of the Group.

IFRS 10, “Consolidated Financial Statements”

IFRS 10 replaces the parts of IAS 27, “Consolidated and Separate Financial Statements” that deal with consolidated financial statements and SIC 12, “Consolidation – Special Purpose Entities”. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) has power over an investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

The application of IFRS 10 has no significant impact on the Group’s financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a disclosure standard and brings together into a single standard all disclosure requirements applicable to entities’ interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those previously required by the respective standards.

The application of IFRS 12 has no significant impact on the Group’s financial statements.

IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions.

The application of IFRS 13 has no significant impact on the Group’s financial statements.

Amendments to IFRS 7,” Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities”

The amendments require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement.

The application of the amendments has no significant impact on the Group’s financial statements.

Revised IAS 19, “Employee Benefits”

Revised IAS 19, “Employee Benefits” mainly changes the accounting for defined benefit plans. This standard eliminates the ‘corridor approach’ permitted under the previous version of IAS 19 and no longer permits the recognition of actuarial gains and losses to be deferred and recognized in profit or loss. All actuarial gains and losses should be recognized immediately through other comprehensive income.

The application of Revised IAS 19, “Employee Benefits” has no significant impact on the Group’s financial statements.

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2012	2013
	RMB	RMB
	(restated)
Cash at bank and in hand	22,492	14,639
Time deposits with original maturity within three months	7,607	1,431

	30,099	16,070

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2012	2013
			RMB	RMB
			(restated)
Accounts receivable
Third parties			19,650	21,293
China Telecom Group	(i	)	627	391
Other telecommunications operators in the PRC			529	536

			20,806	22,220
Less: Allowance for doubtful debts			(2,024)	(2,198)

			18,782	20,022

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2013:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
At beginning of year	2,024	1,942	2,024
Impairment losses for doubtful debts	1,383	1,624	1,740
Accounts receivable written off	(1,465)	(1,542)	(1,566)

At end of year	1,942	2,024	2,198

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2012	2013
	RMB	RMB
Current, within 1 month	11,402	11,887
1 to 3 months	2,319	2,438
4 to 12 months	1,613	1,784
More than 12 months	387	488

	15,721	16,597
Less: Allowance for doubtful debts	(1,932)	(2,122)

	13,789	14,475

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	December 31,
	2012	2013
	RMB	RMB
	(restated)
Current, within 1 month	1,953	2,436
1 to 3 months	1,575	1,169
4 to 12 months	984	1,302
More than 12 months	573	716

	5,085	5,623
Less: Allowance for doubtful debts	(92)	(76)

	4,993	5,547

Ageing analysis of accounts receivable that are not impaired is as follows:

	December 31,
	2012	2013
	RMB	RMB
	(restated)
Not past due	16,854	17,839

Less than 1 month past due	1,261	1,206
1 to 3 months past due	667	977

Amounts past due	1,928	2,183

	18,782	20,022

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

6.	INVENTORIES

Inventories represent:

	December 31,
	2012	2013
	RMB	RMB
Materials and supplies	985	905
Goods for resale	4,943	5,618

	5,928	6,523

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2012	2013
	RMB	RMB
	(restated)
Amounts due from China Telecom Group	779	1,037
Amounts due from other telecommunications operators in the PRC	407	472
Prepayments in connection with construction work and equipment purchases	1,086	1,213
Prepaid expenses and deposits	2,149	2,418
Other receivables	1,910	2,429

	6,331	7,569

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2012, as previously reported	86,309	654,201	24,715	765,225
Adjusted for the Seventh Acquisition (Note 1)	—	37	9	46

Balance at January 1, 2012, as restated	86,309	654,238	24,724	765,271
Additions	582	868	775	2,225
Mobile Network Acquisition (Note 1)	3,697	98,476	700	102,873
Transferred from construction in progress	2,348	42,022	1,329	45,699
Disposals	(414)	(4,617)	(448)	(5,479)
Reclassification	(1)	172	(171)	—

Balance at December 31, 2012, as restated	92,521	791,159	26,909	910,589

Additions	560	1,367	955	2,882
Transferred from construction in progress	2,926	58,424	1,494	62,844
Disposals	(657)	(14,915)	(1,126)	(16,698)
Reclassification	61	(175)	114	—

Balance at December 31, 2013	95,411	835,860	28,346	959,617

Accumulated depreciation and impairment:
Balance at January 1, 2012, as previously reported	(32,696)	(446,683)	(16,942)	(496,321)
Adjusted for the Seventh Acquisition (Note 1)	—	(21)	(4)	(25)

Balance at January 1, 2012, as restated	(32,696)	(446,704)	(16,946)	(496,346)
Depreciation charge for the year	(3,810)	(39,324)	(2,162)	(45,296)
Written back on disposal	258	4,162	414	4,834
Reclassification	—	(66)	66	—

Balance at December 31, 2012, as restated	(36,248)	(481,932)	(18,628)	(536,808)

Depreciation charge for the year	(4,776)	(56,794)	(2,294)	(63,864)
Written back on disposal	540	13,819	1,037	15,396
Reclassification	(21)	44	(23)	—

Balance at December 31, 2013	(40,505)	(524,863)	(19,908)	(585,276)

Net book value at December 31, 2013	54,906	310,997	8,438	374,341

Net book value at December 31, 2012, as restated	56,273	309,227	8,281	373,781

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2012, as previously reported	18,448
Adjusted for the Seventh Acquisition (Note 1)	27

Balance at January 1, 2012, as restated	18,475
Additions	51,862
Mobile Network Acquisition (Note 1)	9,177
Transferred to property, plant and equipment	(45,699)
Transferred to intangible assets	(1,315)

Balance at December 31, 2012, as restated	32,500
Additions	77,364
Transferred to property, plant and equipment	(62,844)
Transferred to intangible assets	(2,863)

Balance at December 31, 2013	44,157

10.	GOODWILL

	December 31,
	2012	2013
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,918	29,917

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

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10.6% (2012: 10.2%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INTANGIBLE ASSETS

	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2012	9,893	11,238	21,131
Additions	269	—	269
Mobile Network Acquisition (Note 1)	3,578	—	3,578
Transferred from construction in progress	1,315	—	1,315
Disposals	(67)	—	(67)

Balance at December 31, 2012	14,988	11,238	26,226
Additions	461	—	461
Transferred from construction in progress	2,863	—	2,863
Disposals	(221)	(11,238)	(11,459)

Balance at December 31, 2013	18,091	—	18,091

Accumulated amortization and impairment:
Balance at January 1, 2012 .	(6,110)	(7,306)	(13,416)
Amortization charge for the year	(1,403)	(2,248)	(3,651)
Written back on disposal	55	—	55

Balance at December 31, 2012	(7,458)	(9,554)	(17,012)
Amortization charge for the year	(2,787)	(1,684)	(4,471)
Written back on disposal	199	11,238	11,437

Balance at December 31, 2013	(10,046)	—	(10,046)

Net book value at December 31, 2013	8,045	—	8,045

Net book value at December 31, 2012	7,530	1,684	9,214

12.	INTERESTS IN ASSOCIATES

	December 31,
	2012	2013
	RMB	RMB
Unlisted equity investments, at cost	232	229
Share of post-acquisition changes in net assets	784	877

	1,016	1,106

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial position or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associate is established in the PRC and is not traded on any stock exchange.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INTERESTS IN ASSOCIATES (continued)

Summarised financial information of the Group’s principal associate and reconciled to the carrying amounts in the Group’s consolidated financial statements are disclosed below:

	Shanghai Information Investment Incorporation
	2012	2013
	RMB	RMB
Current assets	5,495	5,721
Non-current assets	7,031	7,683
Current liabilities	4,865	4,795
Non-current liabilities	2,929	3,265

Operating revenues	3,424	3,772
Profit for the year	244	267
Other comprehensive income for the year	3	(1)
Total comprehensive income for the year	247	266

Dividend received from the associate	7	8

Reconciled to the Group’s interests in the associate
Net assets of the associate	4,732	5,344
Non-controlling interests of the associate	(1,378)	(1,733)
Group’s effective interest in the associate	24%	24%
Group’s share of net assets of the associate	805	867

Carrying amount of the associate in the consolidated financial statements of the Group	805	867

13.	INVESTMENTS

	December 31,
	2012	2013
	RMB	RMB
Available-for-sale equity securities	585	999
Other unlisted equity investments	31	27

	616	1,026

Other unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

14.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2013	2012	2013	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,071	1,028	—	—	1,071	1,028
Property, plant and equipment	1,431	1,279	(184)	(266)	1,247	1,013
Deferred revenues and installation costs	425	615	(270)	(378)	155	237

Available-for-sale equity securities	—	—	(177)	(73)	(177)	(73)

Deferred tax assets/(liabilities)	2,927	2,922	(631)	(717)	2,296	2,205

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Balance at January 1, 2011	Acquired from the Fifth Acquired Group	Recognised in statement of comprehensive income	Balance at December 31, 2011
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,049	—	(38)	1,011
Property, plant and equipment	2,348	5	(1,633)	720
Deferred revenues and installation costs	433	—	(81)	352
Available-for-sale equity securities	(181)	—	51	(130)

Net deferred tax assets	3,649	5	(1,701)	1,953

	Balance at January 1, 2012	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at December 31, 2012
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,011	19	(2)	1,028
Property, plant and equipment	720	293	—	1,013
Deferred revenues and installation costs	352	(115)	—	237
Available-for-sale equity securities	(130)	57	—	(73)

Net deferred tax assets	1,953	254	(2)	2,205

	Balance at January 1, 2013	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at December 31, 2013
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,028	43	—	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	—	155
Available-for-sale equity securities	(73)	(104)	—	(177)

Net deferred tax assets	2,205	95	(4)	2,296

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE

Short-term debt comprises:

	December 31,
	2012	2013
	RMB	RMB
Loans from banks – unsecured	5,521	5,443
Other loans – unsecured	182	182
Loans from China Telecom Group – unsecured	820	22,062

Total short-term debt	6,523	27,687

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2012 and 2013 was 5.5% and 4.7%, respectively. As of December 31, 2013, the loans from banks and other loans bear interest at rates ranging from 4.5% to 6.0% per annum and are repayable within one year; the loans from China Telecom Group bear interest at rate of 4.5% per annum and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

Long-term debt and payable comprises:

		December 31,
	Interest rates and final maturity	2012	2013
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	160	10

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	598	534

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	456	428

Other currencies denominated		26	20

		1,240	992

Other loans – unsecured

Renminbi denominated		1	1

Medium-term notes-unsecured (Note (i))		29,951	19,986

Amount due to China Telecommunications Corporation - unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710

Others		380	—

Total long-term debt and payable		93,282	82,689

Less: Current portion		(10,212)	(20,072)

Non-current portion		83,070	62,617

Note:

(i)	On October 23, 2008, the Group issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. This medium-term note was repaid by the Company on October 24, 2013.

On December 28, 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.

All of the above medium-term notes are unsecured.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the Mobile Network Acquisition (Note 1). The Group may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Group pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2013 and 2014 are 4.83% and 6.25%, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

If the amount is not paid when due, the Group is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The aggregate maturities of the Group’s long-term debt and payable subsequent to December 31, 2013 are as follows:

RMB
2014	20,072
2015	85
2016	86
2017	61,796
2018	74
Thereafter	576

82,689

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As of December 31, 2012 and 2013, the Group has unutilized committed credit facilities amounting to RMB163,130 and RMB157,694 respectively.

16.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
	(restated)
Third parties	56,353	66,115
China Telecom Group	11,557	13,905
Other telecommunications operators in the PRC	1,038	1,112

	68,948	81,132

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

			December 31, 2012	December 31, 2013
			RMB	RMB
	Note		(restated)
Amounts due to China Telecom Group	(i	)	40,745	1,690
Amounts due to other telecommunications operators in the PRC			59	59
Accrued expenses			14,431	14,774
Customer deposits and receipts in advance			50,515	53,063
Dividend payable			31	47

			105,781	69,633

Note:

(i)	The amount as of December 31, 2013 includes the final consideration of the Seventh Acquisition amounting to RMB278, among which the initial consideration amounting to RMB261 was paid in January 2014.

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

	December 31,
	2012	2013
	RMB	RMB
Balance at beginning of year	4,805	3,445
Additions for the year
— calling cards	773	484

	773	484

Reductions for the year
— amortization of installation fees	(1,233)	(860)
— usage of calling cards	(900)	(638)

Balance at end of year	3,445	2,431

Representing:
— current portion	1,654	1,202
— non-current portion	1,791	1,229

	3,445	2,431

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2012 and 2013, the unamortized portion of these costs was RMB1,687 and RMB1,172 respectively.

19.	SHARE CAPITAL

	December 31,
	2012	2013
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES

	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (ii))		(Note(i))
Balance as of January 1, 2011, as previously reported	16,767	10,746	62,634	438	(715)	74,863	164,733
Adjusted for the Seventh Acquisition (Note 1)	233	—	—	—	(43)	(137)	53

Balance as of January 1, 2011, as restated	17,000	10,746	62,634	438	(758)	74,726	164,786
Acquisition of non-controlling interests	—	—	—	(1)	—	—	(1)
Acquisition of the Fifth Acquired Group (Note 1)	—	—	—	—	—	(19)	(19)
Distribution to China Telecom Group	—	—	—	—	—	(3)	(3)
Dividends (Note 27)	—	—	—	—	—	(5,763)	(5,763)
Appropriations (Note (iii))	—	—	1,682	—	—	(1,682)	—
Total comprehensive income for the year, as restated	—	—	—	(154)	(105)	16,494	16,235

Balance as of December 31, 2011, as restated	17,000	10,746	64,316	283	(863)	83,753	175,235
Acquisition of the Sixth Acquired Business (Note 1)	(48)	—	—	—	—	—	(48)
Contribution from non-controlling interests	249	—	—	—	—	—	249
Others	(380)	—	—	—	—	—	(380)
Dividends (Note 27)	—	—	—	—	—	(5,625)	(5,625)
Appropriations (Note (iii))	—	—	1,413	—	—	(1,413)	—
Total comprehensive income for the year, as restated	—	—	—	(171)	(2)	14,949	14,776

Balance as of December 31, 2012, as restated	16,821	10,746	65,729	112	(865)	91,664	184,207
Acquisition of the Seventh Acquired Company (Note 1)	(278)	—	—	—	—	—	(278)
Disposal of a subsidiary	380	—	—	—	—	11	391
Contribution from non-controlling interests	141	—	—	—	—	—	141
Dividends (Note 27)	—	—		—	—	(5,433)	(5,433)
Appropriations (Note (iii))	—		1,663	—	—	(1,663)	—
Total comprehensive income for the year	—	—	—	315	(79)	17,545	17,781

Balance as of December 31, 2013	17,064	10,746	67,392	427	(944)	102,124	196,809

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquired Group was recorded as a deduction of retained earnings.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognized due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2013, the Company transferred RMB1,663, being 10% of the year’s net profit determined in accordance with IFRS, to this reserve. For the year ended December 31, 2012, the Company transferred RMB1,413, being 10% of the year’s net profit determined in accordance with the IFRS.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2013 and 2012.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES (continued)

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2012 and 2013, the amount of retained earnings available for distribution was RMB74,494 and RMB84,341 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,098 in respect of the financial year 2013 proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 27).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2011	2012	2013
			RMB	RMB	RMB
			(restated)	(restated)
Wireline voice	(i	)	49,770	43,369	38,633
Mobile voice	(ii	)	38,628	49,166	58,217
Internet	(iii	)	74,994	87,662	99,394
Value-added services	(iv	)	25,578	31,137	36,230
Integrated information application services	(v	)	20,474	23,181	25,233
Telecommunications network resource services and lease of network equipment	(vi	)	14,321	15,737	17,586
Others	(vii	)	21,286	32,924	46,291
Upfront connection fees	(viii	)	98	—

			245,149	283,176	321,584

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Color Ring Tone, Internet data center and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment.
(viii)	Represent the amortized amount of the upfront fees received for initial activation of wireline services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	NETWORK OPERATIONS AND SUPPORT EXPENSES

Included in the Group’s network operations and support expenses are as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(restated)	(restated)
Operating and maintenance	20,816	24,840	29,963
Utility	7,041	7,823	11,404
Property rental and management fee	4,705	5,141	7,284
CDMA network capacity lease fee	19,011	25,546	—
Others	1,367	2,629	4,451

	52,940	65,979	53,102

23.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(restated)	(restated)
Network operations and support	25,930	28,392	30,551
Selling, general and administrative	13,274	14,465	16,172

	39,204	42,857	46,723

24.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			Year ended December 31,
	Note		2011	2012	2013
			RMB	RMB	RMB
			(restated)	(restated)
Interconnection charges	(i	)	13,050	14,129	15,916
Cost of goods sold	(ii	)	15,730	26,162	38,764
Donations			13	12	11
Others			85	64	69

			28,878	40,367	54,760

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(restated)	(restated)
Interest expense incurred	3,023	2,479	5,840
Less: Interest expense capitalized*	(313)	(325)	(329)

Net interest expense	2,710	2,154	5,511
Interest income	(405)	(591)	(361)
Foreign exchange losses	48	47	61
Foreign exchange gains	(99)	(48)	(58)

	2,254	1,562	5,153

* Interest expense was capitalized in construction in progress at the following rates per annum .	2.5% - 5.6%	1.3% - 6.2%	4.5% - 5.8%

26.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(restated)	(restated)
Provision for PRC income tax	3,635	4,900	5,590
Provision for income tax of other jurisdictions	29	50	31
Deferred taxation	1,752	(197)	(199)

	5,416	4,753	5,422

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

			Year ended December 31,
	Note		2011	2012	2013
			RMB	RMB	RMB
			(restated)	(restated)
Earnings before income tax			22,006	19,817	23,088

Expected income tax expense at statutory tax rate of 25%	(i	)	5,502	4,954	5,772
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(255)	(269)	(216)
Differential tax rate on other subsidiaries’ income	(ii	)	(3)	(23)	(31)
Non-deductible expenses	(iii	)	490	539	428
Non-taxable income	(iv	)	(291)	(162)	(120)
Effect of change in tax rate	(v	)	—	155	4
Others	(vi	)	(27)	(441)	(415)

Actual income tax expense			5,416	4,753	5,422

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	INCOME TAX (continued)

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC gradually obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after obtaining the approvals from tax authorities were adjusted to reflect the change in tax rate. The overall effect of change in tax rate was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

27.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on March 19, 2014, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,098 for the year ended December 31, 2013 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433, in respect of the year ended December 31, 2012 was declared and paid by July 19, 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 30, 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling RMB5,625 in respect of the year ended December 31, 2011 was declared, of which RMB5,235 was paid on July 20, 2012. The remaining amounts were paid by December 2012.

28.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2011, 2012 and 2013 is based on the profit attributable to equity holders of the Company of RMB16,494, RMB14,949 and RMB17,545 respectively, divided by 80,932,368,321 shares.

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

As of December 31, 2013, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

RMB
2014	2,236
2015	1,516
2016	1,087
2017	779
2018	611
Thereafter	1,344

Total minimum lease payments	7,573

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2011, 2012 and 2013 were RMB22,555, RMB29,434 and RMB6,057, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	COMMITMENTS AND CONTINGENCIES (continued)

Capital commitments

As of December 31, 2013, the Group had capital commitments as follows:

RMB
Authorized and contracted for
- property	931
- telecommunications network plant and equipment	6,807

7,738

Authorized but not contracted for
- property	778
- telecommunications network plant and equipment	6,460

7,238

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that, no material contingent liabilities were assumed by the Group.

(b)	As of December 31, 2012 and 2013, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

(a)	Fair Value Measurements

Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB585 and RMB999 as of December 31, 2012 and 2013 respectively was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value Measurements (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term indebtedness is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.8% (2012: 1.0% to 6.8%). As of December 31, 2012 and 2013, the carrying amounts and fair values of the Group’s long-term debt and payable were as follows:

	December 31, 2012		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt and payable	93,282	92,931	82,689	82,002

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

	2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	6,523	6,652	6,652	—	—	—
Long-term debt and payable	93,282	110,705	14,571	23,997	71,441	696
Accounts payable, as restated	68,948	68,948	68,948	—	—	—
Accrued expenses and other payables, as restated	105,781	105,781	105,781	—	—	—
Finance lease obligations	3	3	—	2	1	—

	274,537	292,089	195,952	23,999	71,442	696

	2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	27,687	28,279	28,279	—	—	—
Long-term debt and payable	82,689	99,135	24,874	3,951	69,690	620
Accounts payable	81,132	81,132	81,132	—	—	—
Accrued expenses and other payables	69,633	69,633	69,633	—	—	—
Finance lease obligations	1	1	1	—	—	—

	261,142	278,180	203,919	3,951	69,690	620

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

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2012		2013
	Effective		Effective
	interest rate		interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	5.4	5,877	4.7	26,807
Long-term debt and payable	4.4	31,572	4.5	20,979

		37,449		47,786
Variable rate debt:
Short-term debt	5.5	646	5.5	880
Long-term debt and payable	4.8	61,710	6.3	61,710

		62,356		62,590

Total debt		99,805		110,376

Fixed rate debt as a percentage of total debt		37.5%		43.3%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(iii)	Interest rate risk (continued):

As of December 31, 2012 and 2013, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB468 and RMB469 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2012.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.3% (2012: 97.2%) of the Group’s cash and cash equivalents and 99.1% (2012: 98.9%) of the Group’s short-term and long-term debt and payable as of December 31, 2013 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt and payable and finance lease obligations. As of December 31, 2012 and 2013, the Group’s total debt-to-total assets ratio was 18.3% and 20.3% respectively, which is within the range of management’s expectation.

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

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB
		(restated)	(restated)
Purchases of telecommunications equipment and materials	(i)	2,764	3,029	3,563
Sales of telecommunications equipment and materials	(i)	1,642	2,685	3,885
Construction and engineering services	(ii)	8,293	10,203	14,543
Provision of IT services	(iii)	365	370	192
Receiving IT services	(iii)	692	764	1,136
Receiving community services	(iv)	2,362	2,652	2,826
Receiving ancillary services	(v)	7,878	9,541	11,208
Operating lease expenses	(vi)	395	366	652
Net transaction amount of centralized services	(vii)	625	570	616
Interconnection revenues	(viii)	49	48	44
Interconnection charges	(viii)	499	414	394
Interest on amounts due to and loans from China Telecom Group	(ix)	208	24	3,912
Lease of CDMA network facilities	(x)	—	—	157
Lease of land use rights	(xi)	—	—	16
CDMA network capacity lease fee	(xii)	19,011	25,546	—
Reimbursement of capacity maintenance related costs of CDMA network	(xiii)	3,151	2,519	—
Mobile Network Acquisition	(xiv)	—	87,210	—

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 15).
(x)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xi)	Represent amounts received and receivable from/paid and payable to China Telecom Group for leases of land use rights.

(xii)	Represent amounts paid and payable to China Telecom Group for lease of CDMA network capacity.

(xiii)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

(xiv)	Represent the final consideration of the Mobile Network Acquisition (Note 1).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2012	2013
	RMB	RMB
	(restated)
Accounts receivable	627	391
Prepayments and other current assets	779	1,037

Total amounts due from China Telecom Group	1,406	1,428

Accounts payable	11,557	13,905
Accrued expenses and other payables	40,745	1,690
Short-term debt	820	22,062
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	114,832	99,367

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 15.

As of December 31, 2012 and 2013, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

On August 25, 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA network capacity lease agreement (“the 2010 CDMA Network Lease”), which it first entered into with China Telecommunications Corporation and which were approved by the Company’s independent shareholders at an Extraordinary General Meeting held on September 16, 2008, for a further term of two years expiring on December 31, 2012. Pursuant to the 2010 CDMA Network Lease, the lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue. For the year ended December 31, 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

The 2010 CDMA Network Lease expired on 31 December, 2012 and was not renewed.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	9,037	9,041	14,329
Post-employment benefits	696	704	794
Equity-based compensation benefits	8,959	—	—

	18,692	9,745	15,123

The above remuneration is included in personnel expenses.

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

Apart from transactions with parent company and its fellow subsidiaries(Note 32(a)), the Group has, collectively but not individually, significant transactions with other government-related entities, which include but not limited to the following:

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

The Group’s contributions for the above plans for the years ended December 31, 2011, 2012 and 2013 were RMB4,529, RMB5,049 and RMB5,682 respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2012 and 2013 was RMB617 and RMB707 respectively.

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

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

During the year ended December 31, 2011, 412 million stock appreciation right units were exercised. During the years ended December 31, 2012 and 2013, no stock appreciation right units were exercised. For the year ended December 31, 2013, compensation expense of RMB39 was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended December 31, 2011 and 2012, compensation expense of RMB328 and RMB163 was recognized by the Group in respect of stock appreciation rights, respectively.

As of December 31, 2012 and 2013, the carrying amount of the liability arising from stock appreciation rights was RMB163 and RMB124 respectively. As of December 31, 2012, no stock appreciation right units were vested. As of December 31, 2013, 305 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB41.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2013 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)		Principal activities

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	58 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC		MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$	1	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC		300	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC		91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia		AUD1 million	Provision of international value-added network services
China Telecom Korea Co., Ltd	Limited Company	May 16 , 2012	South Korea		KRW500 million	Provision of international value-added network services
China Telecom (Malaysia) SDN BHD	Limited Company	June 26 , 2012	Malaysia		RM500,000	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES (continued)

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities
China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam	VND6,300 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services
Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	10	Provision of instant messenger service

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 73% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest.

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

For the years ended December 31, 2011, 2012 and 2013, no provision for impairment loss was made against the carrying value of property, plant and equipment (Note 8). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATION ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2013

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretation which are not yet effective for the annual accounting period ended December 31, 2013:

Effective for accounting period beginning on or after
Amendments to IFRS 10, IFRS 12 and IAS 27, “Investment Entities”	January 1, 2014
Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”	January 1, 2014
Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets” Amendments to IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014 January 1, 2014
IFRIC 21, “Levies”	January 1, 2014
Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2010-2012 Cycle”	July 1, 2014 (with limited exceptions)
Amendments to IFRSs, “Annual Improvements to IFRSs 2011-2013 Cycle”	July 1, 2014
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016
IFRS 9, “Financial Instruments”, and Amendments to IFRS 9 and IFRS 7, “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	Mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised

The Group is in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2013. So far the Group believes that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, it is unlikely to have a significant impact on its financial position and the results of operations.

38.	COMPARATIVE FIGURES

As a result of the Seventh Acquisition, certain comparative figures have been adjusted or restated to account for the acquisition as if it had occurred before the start of the earliest period presented. Further details of this acquisition are disclosed in Note 1.

39.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2013 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.