Form 20-F
period 2014-12-31
CHINA TELECOM CORP LTD
filed 2015-04-28
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Mr. Xu Fei

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100033

Email: xufei@chinatelecom.com.cn

Telephone: (+86-10) 5850 2281

Fax: (+86-10) 6601 0728

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

As of December 31, 2014, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2013 and 2014, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2010, 2011 and 2012 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2010 and 2011 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflect the acquisitions and divestment in 2012 and 2013 and the establishment of new subsidiaries in 2014 described under “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008”, “—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”, “—Changes in Our Corporate Organization in 2013” and “—Changes in Our Corporate Organization in 2014”.

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

	As of or for the year ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2014 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	219,969	245,149	283,176	321,584	324,394	52,283
Operating expenses (1)	(196,554)	(221,028)	(261,968)	(294,116)	(295,886)	(47,688)
Operating income	23,415	24,121	21,208	27,468	28,508	4,595
Earnings before income tax	20,273	22,006	19,817	23,088	23,257	3,748
Income tax	(4,846)	(5,416)	(4,753)	(5,422)	(5,498)	(886)
Profit attributable to equity holders of the Company	15,309	16,494	14,949	17,545	17,680	2,849
Basic earnings per share(2)	0.19	0.20	0.18	0.22	0.22	0.04
Basic earnings per ADS(2)	18.92	20.38	18.47	21.68	21.85	3.52
Cash dividends declared per share	0.07	0.07	0.07	0.08	0.08	0.01

	As of or for the year ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2014 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	25,922	27,475	30,099	16,070	20,436	3,294
Accounts receivable, net	17,337	18,486	18,782	20,022	21,562	3,475
Total current assets	55,360	59,713	65,375	52,783	59,543	9,597
Property, plant and equipment, net	272,532	268,925	373,781	374,341	372,876	60,097
Total assets	420,708	419,331	545,291	543,239	561,274	90,461
Short-term debt	20,675	9,187	6,523	27,687	43,976	7,088
Current portion of long-term debt	10,352	11,766	10,212	20,072	82	13
Accounts payable	40,072	44,460	68,948	81,132	88,458	14,257
Total current liabilities	127,012	127,397	193,610	200,098	206,325	33,254
Long-term debt and payable	42,549	31,150	83,070	62,617	62,918	10,141
Deferred revenues (including current portion)	6,203	4,805	3,445	2,431	1,858	299
Total liabilities	174,494	162,376	279,191	264,575	271,166	43,704
Equity attributable to equity holders of the Company	245,718	256,167	265,139	277,741	289,183	46,608

Consolidated Cash Flow Data:
Net cash generated from operating activities	75,599	73,025	70,722	88,351	96,405	15,538
Net cash used in investing activities(3)	(45,747)	(43,646)	(48,295)	(107,948)	(81,708)	(13,169)
Capital expenditures(3)	(41,611)	(48,506)	(50,071)	(70,921)	(80,273)	(12,938)
Net cash (used in) / generated from financing activities	(38,748)	(27,723)	(19,802)	5,637	(10,327)	(1,664)

(1)	Includes an impairment loss in 2010 on property, plant and equipment of RMB139 million, which mainly represented impairment made in respect of certain of our obsolete telecommunications equipment.
(2)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2010, 2011, 2012, 2013 and 2014 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(3)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2014, a final dividend of RMB6,198 million (RMB0.076583 equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2013 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 18, 2015, a final dividend of approximately RMB6,085 million (RMB0.075187 equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2014 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2014 (RMB6.2046 to US$1.00 and HK$7.7531 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” under this Item. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 22, 2015, the daily exchange rates reported by the Federal Reserve Board was RMB6.1927 to US$1.00 and HK$7.7500 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2014	6.1385	6.1107	October 2014	7.7645	7.7541
November 2014	6.1429	6.1117	November 2014	7.7572	7.7519
December 2014	6.2256	6.1490	December 2014	7.7616	7.7509
January 2015	6.2535	6.1870	January 2015	7.7563	7.7508
February 2015	6.2695	6.2399	February 2015	7.7584	7.7517
March 2015	6.2741	6.1955	March 2015	7.7686	7.7534
April 2015 (through April 22, 2015)	6.2152	6.1927	April 2015 (through April 22, 2015)	7.7525	7.7499

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2010, 2011, 2012, 2013 and 2014 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.

The telecommunications industry in the PRC is rapidly evolving.

After the industry restructuring in 2008, China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), or China Unicom, and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile Limited, or China Mobile, continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services.

In particular, in December 2013, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 4G business nationwide. The licenses permit China Mobile Group, China Telecom Group and Unicom Group to provide 4G services based on LTE/Time Division Duplex standard, or TD-LTE technologies, respectively. We have been authorized by China Telecom Group to operate 4G business nationwide based on TD-LTE technologies. China Mobile, China Unicom and our Company have all launched 4G services based on TD-LTE technologies. The Company aims to adopt a flexible approach in deployment of LTE network with one hybrid network of integrated resources leveraging both TD-LTE technologies and LTE FDD technologies in order to leverage collaborated use of different spectrum resources to meet customers’ demand. In June 2014, China Telecom Group was approved by the MIIT, and authorized us, to commence the LTE FDD and TD-LTE hybrid network trial in 16 cities in the PRC. In August, November and December, 2014, China Telecom Group was approved by the MIIT, and authorized us, to expand the LTE hybrid network trial to reach a total of 40, 41 and 56 cities, respectively. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G service based on LTE FDD technologies nationwide. However, we cannot assure you that: (i) our 4G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 4G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 4G services for us to deliver these services profitably; (iv) our competitors’ 4G, or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in providing 4G services. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations. In addition, one of our major competitors, China Unicom, was also granted the permit to provide 4G services based on LTE FDD technologies on February 27, 2015. We expect that the market competition will be further intensified as a result of our competitors expanding their 4G services, which could materially and adversely affect our business and prospect.

In December 2013, China Mobile Group received permission from the MIIT to authorize China Mobile to operate fixed-line telecommunications businesses. Prior to December 2013, China Unicom, China Tietong Telecommunications Corporation, or China Railcom, and our Company were the only operators licensed by the MIIT to provide fixed-line telecommunications services in China. China Mobile’s entry into the fixed-line broadband market has intensified and may continue to intensify competition in this sector, which could have a material adverse effect on our business, financial condition and results of operations.

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure), are competing with us in voice or data services. During the past few years, some of our traditional revenue contributors have experienced a slowdown in the growth rate or negative growth, primarily due to the alternative means of communication becoming increasingly popular among the consumers. For example, the aggregate revenues contributed by our wireline and mobile voice services grew at a rate of 4.7% in 2012 and 4.7% in 2013 but decreased at a rate of 8.9% in 2014. We cannot assure you that such trend will not continue with respect to some of our traditional services, or our other services will not experience slowdown amid the intense market competition, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. For more details of the three-network convergence policy, please see “Item 4. Information on the Company – B. Business Overview – Three-Network Convergence Policy.” In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile virtual network operator licenses which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. As of April 15, 2015, the MIIT granted 42 mobile virtual network operator licenses to qualified companies, and we have entered into resale contracts for telecommunications services with 26 qualified companies. We plan to enter into resale contracts with more qualified companies in order to further expand the reach of our mobile telecommunications services. On December 25, 2014, the MIIT issued the Notice on Opening the Broadband Access Market to Private Capital, encouraging private capital to invest in the construction and operation of the broadband access network and cooperate with basic telecommunications operators in various ways to provide broadband access services and broadband resale services to customers. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

Increasing competition from other existing telecommunications services providers, including China Mobile and China Unicom, as well as competition from new competitors, could materially and adversely affect our business and prospect by, among other factors, forcing us to lower our tariffs, reducing or reversing the growth of our customer base and reducing usage of our services. Any of these developments could materially and adversely affect our revenues and profitability. We cannot assure you that the increasingly competitive environment and any change in the competitive landscape of the telecommunications industry in the PRC would not have a material adverse effect on our business, financial condition or results of operations.

The growth of our 4G business is subject to significant uncertainties involved in the operations of the Tower Company.

On July 11, 2014, the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited to jointly establish China Communications Facilities Services Corporation Limited (later renamed as China Tower Corporation Limited, the “Tower Company”). The Tower Company is primarily engage in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company”. Our Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited are in discussions with a view to selling telecommunications towers and ancillary facilities to the Tower Company. The Tower Company will be responsible for constructing and operating telecommunications towers and ancillary facilities, while the basic telecommunications services providers, including us, will rent these telecommunications assets from the Tower Company. According to the policies of the MIIT, starting from January 1, 2015, in principle, the three telecommunications operators, including us, will no longer construct their own telecommunications towers. The Tower Company will have a significant effect on the growth of our 4G business and our results of operations. However, the operations of the Tower Company are subject to significant uncertainties, including uncertainties as to the construction progress of the telecommunications towers and the terms of provision of services by the Tower Company to us. If the operations of the Tower Company cannot be carried out in a smooth and timely manner, or if we fail to rent the relevant telecommunications assets and utilize other services necessary for the expansion of our 4G network coverage from the Tower Company on commercially desirable terms, the growth of our 4G business as well as our financial condition and results of operations may be materially and adversely affected.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. Tariffs for mobile voice services have continued decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile voice services. The number of our fixed-line subscribers decreased by 4.4% at the end of 2013 compared to that at the end of 2012 and further decreased by 7.9% at the end of 2014. Revenues from our wireline voice services decreased by 10.9% in 2013 compared to 2012 and further decreased by 13.1% in 2014. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 15.3% in 2012 to 12.0% in 2013 and 10.4% in 2014.

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

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 22, 2015. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as mobile Internet, the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. For example, we continue to make significant investment to improve our broadband network, including the upgrade of optic fiber coverage capacity, and our mobile network. However, we may not be able to recover our investment as expected.

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

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We cannot assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network, including our mobile network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems and mobile phone systems and may subject us to litigations, liabilities for information loss and/or reputational damage. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

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

We are subject to anti-monopoly investigations by the PRC governmental authorities.

In recent years, the PRC governmental authorities have taken more stringent measures to implement the PRC Anti-monopoly Law. In 2011, the PRC National Development and Reform Commission, or the NDRC, initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted in November 2011 to the NDRC a proposal for enhancement initiatives as well as an application for suspension of investigation, setting out our plan to carry out capacity expansion and reduce the price for direct interconnection with other backbone network operators, further standardize our tariff arrangement of Internet dedicated leased line access services, continue to upgrade our broadband access capacity and reduce the bandwidth unit price of Internet access for public customers. In December 2013, we submitted to the NDRC an implementation report on the remedial measures. As of the date of this annual report, we have not received any further investigation or improvement requirement from the NDRC. In the event of any adverse determination by the NDRC investigation, we may be required to carry out additional remedial measures and/or subject to penalties being imposed on us.

Implementation of a value-added tax to replace the business tax in the PRC has had, and in the short term will continue to have, a material and adverse effect on our revenues and profitability.

Our business operations in China are currently subject to PRC value-added tax, or VAT. On November 16, 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation. or the SAT, introduced a pilot tax program under which the PRC business tax will be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services (including voice communication and lease or sale of network resources) is 11% and the pilot tax rate for value-added telecommunications services (including, among others, internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%.

The operating revenues are presented in the financial statements as excluding any VAT. Some of the expenditures of the Company do not qualify for input VAT credits, including, among others, depreciation and amortization and personnel expenses. In addition, the actual deduction of some of our expenditures as input VAT credits will depend on the application of VAT to the other industries, the timetable for which still remains uncertain. As a result, it is expected that there would be a material adverse effect on the revenues and operating profit of the Company in the short term.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate for the expenses incurred in the “Village to Village” and the “Broadband China” projects before the establishment of a universal service fund. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred by the telecommunications services providers in undertaking the “Broadband China” projects in the villages. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the relevant projects.

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

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008 and continued in the past few years has led to a marked slowdown in the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 7.4% in 2014. The PRC economy may continue to grow at a relatively slow pace in the next few years. The global economy may continue to deteriorate in the future and continue to have an adverse impact on the PRC economy. Any significant slowdown in the PRC economy could have a material adverse effect on the PRC telecommunications industry as well as our business and operations.

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

Furthermore, dividends paid by us to holders of our H shares or ADSs who are individuals outside the PRC are subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty. For example, Hong Kong and Macau individual residents are subject to a withholding tax of 10.0% on dividends paid to them. In addition, gains realized by individuals upon the sale or other disposition of our H shares or ADSs are temporarily exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares or ADSs who are individuals may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information—E. Taxation— People’s Republic of China.”

Natural disasters and health hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

Several natural disasters and health hazards have struck mainland China in recent years. In 2010, a major earthquake registering 7.1 on the Richter scale struck Qinghai Province. Our network equipment and other assets in the affected areas sustained some damage in the earthquakes, leading to service stoppage and other disruptions in our operations in those areas. In March 2011, a major earthquake registering 9.0 on the Richter scale struck Japan, which affected our international communications services. In 2013, another major earthquake registering 7.0 on the Richter scale struck Sichuan Province, and floods struck 18 provinces including Gansu and Heilongjiang Provinces, causing widespread damages to telecommunications equipment in the affected areas and resulting in disruptions of the telecommunications services. In 2014, three major earthquakes registering 6.1, 6.5 and 6.6, respectively, on the Richter scale struck Yunan Province and another major earthquake registering 6.3 on the Richter scale struck Sichuan Province, causing severe damages to telecommunications equipment as well as disruptions to telecommunications services in the affected areas. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in the PRC or other regions in the world may have a material adverse effect on our financial condition and results of operations.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

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

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement recently reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The Chinese accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the Chinese accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms. The SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms’ compliance with the procedures in the settlement agreement, the SEC does not receive a production of documents which it considers satisfactory (for example because of action or inaction by the Chinese authorities).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the MIIT, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the MIIT in connection with our business for our benefits. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

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

Pursuant to the CDMA Network Acquisition Agreement, (i) RMB25,500 million of the Final Consideration was paid in January 2013 and (ii) the balance of the Final Consideration, or the Deferred Payment, will be payable at any time on or before the fifth anniversary of the Completion Date. Payment of the Final Consideration was and will be funded from our internal resources and relevant debt financing sources. The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without any penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecom Group at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a five basis points premium to the yield of the five-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the five-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for the first year, the second year and the third year after the Completion Date are 4.83%, 6.25% and 5.11%, respectively. In the event any amount payable by the Company under the CDMA Network Acquisition Agreement is not paid when due, the Company will be subject to liquidated damages on such amount at a daily rate of 0.03% of the arrears from the date following the applicable due date to the date when such amount has been paid in full.

Changes in Our Corporate Organization in 2013

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

On August 19, 2013, we set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., or Zhejiang Yixin, with Netease, Inc., a leading Internet technology company in China, to launch “YiChat”, a mobile Internet multimedia instant messaging application for smartphones. Zhejiang Yixin has a registered capital of RMB10 million, of which 73% is owned by us and the remaining 27% is owned by Netease, Inc.

On December 16, 2013, China Telecom Global, a wholly-owned subsidiary of the Company primarily engaged in the provision of international value-added network services, entered into an acquisition agreement with China Telecom Group, pursuant to which China Telecom Global has agreed to purchase from China Telecom Group 100% of the equity interest in China Telecom (Europe) Limited, or China Telecom Europe, for an initial consideration of RMB261 million. The consideration was subject to an adjustment based on the change in the net asset value of China Telecom Europe from June 30, 2013 to the completion date. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition. The acquisition was completed on December 31, 2013, and the final consideration was RMB278 million, which was paid by June 30, 2014.

Changes in Our Corporate Organization in 2014

On June 17, 2014, we set up a wholly-owned subsidiary, Chengdu E-store Technology Co., Ltd., which engages in software technology development. The registered capital of Chengdu E-store Technology Co., Ltd.is RMB45 million.

Establishment of the Tower Company

On July 11, 2014, the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited to jointly establish the Tower Company. The registered capital of the Tower Company is RMB10 billion. The Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares, respectively, of the Tower Company in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The Tower Company was registered on July 15, 2014 and was renamed as China Tower Corporation Limited on September 2, 2014. We had paid in our subscription of the registered capital of the Tower Company by December 31, 2014. Our Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited are in discussions with a view to selling telecommunications towers and ancillary facilities to the Tower Company.

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our 4G business and our results of operations. However, the operations of the Tower Company are subject to significant uncertainties, please see “Item 3. Key Information – D. Risk Factors - Risk Relating to Our Business – The growth of our 4G business is subject to significant uncertainties involved in the operations of the Tower Company.” We expect that in the long term we would benefit from the operations of the Tower Company in the following aspects: (i) we would leverage the rich resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, remedy the weakness of having relatively less base stations at 800 MHz bandwidth and improve our network competitive strength; (ii) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the co-use synergies made possible by the Tower Company; and (iii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 22, 2015:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Investment Group Co., Ltd
2.64%
Zhejiang Financial Development Company
1.20%
Fujian Investment & Development Group Co., Ltd
China Telecom Corporation Limited
China Telecom Group Yellow Pages Information Company Ltd.
100%
99%
China Telecom Global Limited (1) (Hong Kong)
100%
100%
China Telecom (Europe) Ltd
China Telecom System Integration Co., Limited
100%
China Telecom (Americas) Corporation (Delaware, USA)
100%
China Telecom Best Tone Information Service Co., Limited
100%
Zhejiang Yixin Technology Co., Ltd.
73%
China Telecom (Macau) Company Limited (2) (Macau)
1%
Tianyi Telecom Terminals Company Limited (3)
100%
Chengdu E-store Technology Co., Ltd.
100%
100%
E-surfing Pay Co., Ltd. (4)
100%
iMUSIC Culture & Technology Co., Ltd.
51%
Shenzhen Shekou Telecommunications Company Limited

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

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033 and our telephone number is (+86-10) 6642-8166. Our website address is www.chinatelecom-h.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 13th floor, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

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

In June 2014, China Telecom Group was approved by the MIIT, and authorized us to, commence the LTE FDD and TD-LTE hybrid network trial in 16 cities in the PRC. In August, November and December, 2014, China Telecom Group was approved by the MIIT, and authorized us to, expand the LTE hybrid network trial to reach a total of 40, 41 and 56 cities, respectively. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide.

Our Operation Strategy

In 2014, we continued to leverage on our economies of scale and focus on our data business to further increase both of our revenues and profits. In particular, we have implemented the following seven operational strategies:

•	We efficiently centralized operations in our 4G business and strengthened the collaborative development of 3G and 4G services;

•	We created differentiated broadband products to enhance core competitive advantage in broadband services;

•	We persisted in a terminal-led approach and maintained a prosperous industry value chain;

•	We accelerated the Internet-oriented transformation of marketing channels and implemented the online-to-offline model;

•	We reinforced our efforts in promoting various applications to enhance customer value;

•	We deepened the reform in establishing market-driven resource allocation and operation mechanisms by sub-dividing performance evaluation units with performance contracts and promoting top-down service support system for frontline units; and

•	We focused on customers’ perceptions to promote the Internet-oriented transformation of services.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2012	2013	2014
Wireline Voice Services:
Local wireline access lines in service (in millions)	163.0	155.8	143.6
Residential	103.5	97.6	90.9
Government and enterprises	38.7	40.2	40.9
Public telephones	13.3	12.6	11.4
Wireless local access	7.5	5.4	0.4
Wireline local voice usage (in billion pulses)(1)	172.2	148.7	130.4
Domestic long distance wireline usage (in billion minutes) (2)	41.2	33.5	29.4
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	1.0	0.8	0.6
Mobile Voice Services:
Mobile subscribers (in millions)	160.6	185.6	185.6
Mobile voice usage (in billion minutes)	509.2	603.6	655.9
Internet Access Services:
Wireline broadband subscribers (in millions)	90.1	100.1	107.0
3G + 4G mobile internet traffic (in KTB)	72.3	175.1	273.2
Value-added Services
Mobile SMS Usage (in billion messages)	55.8	64.2	64.6
Mobile Color Ring Tone subscribers (in millions)	92.2	102.0	96.6
Wireline caller ID service subscribers (in millions)	109.9	103.1	93.7
Wireline Color Ring Tone subscribers (in millions)	68.1	62.2	56.9

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

The total number of wireline telephone subscribers decreased to 143.6 million as of December 31, 2014 from 155.8 million as of December 31, 2013.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total local wireline usage decreased by approximately 12.3% from 148.7 billion pulses in 2013 to 130.4 billion pulses in 2014. Total domestic long distance wireline usage was 29,442 million minutes in 2014, representing a decrease of approximately 12.2% from 33,517 million minutes in 2013. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2014 was 625 million minutes, representing a decrease of approximately 23.0% from 812 million minutes in 2013.

The decrease in the number of wireline telephone subscribers and our wireline voice service usage was primarily attributable to the continuing decline in tariffs for mobile services, the increasing penetration of mobile voice and other alternative communications means, such as Over-the-Top messaging services and the migration of some of our wireline telephone subscribers to our mobile services. The rate of decrease of our wireline voice service usage has slowed down in 2014 compared to 2013 primarily as a result of our in-depth integration of wireline voice services with mobile, broadband, value-added and integrated information services to stabilize usage.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2014, amid the intense market competition, we experienced relatively slow growth in our mobile services. As of December 31, 2014, the number of subscribers of our mobile services stayed roughly the same as that as of December 31, 2013. The number of subscribers of our 3G and 4G services increased from 103.1 million as of December 31, 2013 to 118.6 million as of December 31, 2014, representing 63.9% of our mobile subscribers. The mobile voice usage increased to 655.9 billion minutes in 2014 from 603.6 billion minutes in 2013.

In 2014, we focused on developing our 3G and 4G services. We seek to further expand our mobile subscriber base through marketing efforts in open channel sales of mobile handsets.

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

In 2014, we continued to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. As of December 31, 2014, more than 90% of the urban areas were covered with at least 20Mbps customer access bandwidth, up by 5 percentage points over the previous year. The number of our wireline broadband subscribers increased by 6.8% to 107.0 million as of December 31, 2014 from 100.1 million as of December 31, 2013. Among these subscribers, fiber-to-the-home subscribers, or FTTH subscribers, reached 42.6 million as of December 31, 2014, accounting for approximately 40% of the total wireline broadband subscribers, representing an increase of 13% over 2013. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network. In 2014, our total handset data traffic reached 273KTB, representing an increase of 56.0% over 2013, and the monthly average mobile data traffic per handset subscriber reached 227MB.

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

The number of subscribers to our wireline caller ID services was 93.7 million as of December 31, 2014, a decrease from 103.1 million as of December 31, 2013. The usage volume of our mobile SMS increased by 0.5% from 64.2 billion messages in 2013 to 64.6 billion messages in 2014. The number of subscribers to our mobile Color Ring Tone services decreased to 96.6 million as of December 31, 2014 from 102.0 million as of December 31, 2013.

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

In 2014, our integrated information application services continued to expand. We launched a new smart home product, “Joy me”, which integrates the network, equipment and applications used in homes, and an Internet financial product, “Tianyibao”. To further enhance these services, we seek to develop services incorporating new technologies such as cloud computing and Internet of Things.

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

In 2014, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting, trouble-shooting, billing and collection, and technical support services by contacting any designated account manager in our Company.

Other Services

Our other services primarily include sales and repairs and maintenance of equipment as well as the resale of mobile services.

Our Customers and Brand Management

In 2014, we continued to promote our full-service brand names under our enterprise brand “China Telecom,” improved our brand management system, and further enhanced “e-Surfing” as our leading brand name through, among others, promoting our “e-Surfing 4G” mobile terminals as well as providing contents for both “e-Surfing” 3G and 4G smartphones. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “e-Surfing.”

Tariffs

Prior to May, 2014, the levels and categorization of most of our current tariffs were subject to regulation by various government authorities. As a result of the governmental effort to gradually ease the regulations on the tariffs, the MIIT and the NDRC issued the Notice on Implementing the Market Based Tariffs for Telecommunications Services, pursuant to which, effective from May 10, 2014, telecommunications operators are permitted to set the tariffs of all telecommunications services based on the cost, customers’ demand and market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Wireline Voice Services

For our local wireline telephone services, we charge a usage fees based on call usage.

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

Mobile Voice Services

Generally we charge subscribers of our mobile voice services the following categories of tariffs: local usage charges, long-distance call charges and roaming charges.

With respect to international, Hong Kong, Macau and Taiwan roaming of our mobile voice services, we settle roaming revenues in accordance with roaming agreements between China Telecom Group and each of the international, Hong Kong, Macau and Taiwan operators.

Internet Access Services, Value-added Service and Integrated Information Application Services

We determine tariffs for these services according to market conditions.

Telecommunications Network Resource Services and Lease of Network Equipment

Telecommunications Network Resource Services. We determine the tariffs for our telecommunications network resource services according to market conditions. We generally charge a fee for installation and testing for our telecommunications network resource services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our telecommunications network resource services in recent years.

Lease of Network Equipment. We determine the tariffs for our lease of network equipment according to market conditions. We generally charge monthly fees for leased network equipment on a discount basis and leased network equipment tariffs have generally decreased in recent years. We provide different discounts to our customers on a case by case basis.

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

International Roaming

We provide international roaming services across different mobile network standards, including CDMA, CDMA to Global System for Mobile Communications, or GSM, CDMA to Wideband Code Division Multiple Access, or WCDMA, and LTE to WCDMA, and are planning to provide 4G international roaming services on LTE to LTE networks, to our subscribers, which allow them to access mobile telecommunications services and use voice, SMS and data services while they are physically outside of their registered service area but in the coverage areas of other mobile telecommunications networks in other countries and regions with which we or our GSM/WCDMA roaming sponsor have roaming arrangements.

As of December 31, 2014, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local CDMA operators or GSM/WCDMA roaming providers. A mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues and expenses with international operators in accordance with roaming agreements between China Telecom Group and each of the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to large enterprises, communities and rural areas; (ii) electronic-based service channel such as customer service hotlines, online service centers and third-party e-commerce platforms; (iii) business outlet channel, including self-owned and third-party business outlets; and (iv) mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores. As part of our strategy to provide integrated services, we continue to enhance information sharing with respect to information relating to sales and distribution across the integrated sales and distribution channel network. In 2014, sales in our self-owned business outlets increased primarily due to enhancement of the sales function at our self-owned business outlets. Open channel sales continue to grow through cooperation with well-known third-party business outlets, e-commerce platforms, electronics chain stores, top retail stores and their affiliated stores.

In 2014, we continued to leverage on the growing mobile subscriber base to invigorate the handset value chain, and further stimulated the handset supply and sales through subsidies and direct supply to sales outlets. The portfolio of handsets offered was further enlarged and the cost performance was further enhanced. In 2014, we offered over 1,300 3G terminal models, including over 300 3G smartphones priced around RMB1,000 per unit, and nearly 100 4G terminal models to our customers.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, customer relationship management, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our value-added services.

Customer Service

We provide customer services through all channels on our integrated sales and distribution channel network and continue to enrich our customer services channels by partnering with third-party Internet-based channels, including launching customer service platforms on “Yichat” and “Wechat” two mobile messaging applications, as well as “Weibo”, a Chinese microblogging website, the users for which have reached over 127 million in the aggregate, as of December 31, 2014. Our customer services typically include service inquiries, service applications, customers’ complaints, product and service promotions, service initiation and termination, payment reminder services and emergency services. Through establishing and implementing our customer full-service standard, we have significantly improved our basic customer services, such as service processing time, request responding time and providing service related and other information to customers through text messages.

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

Network Architecture

Our network system consists of access networks, data networks, core networks, transport networks, service networks and support networks.

•	Access networks: Access networks include wireline access network based on copper cables and optic fibers and wireless access network based on CDMA, TD-LTE and FDD, which are directly connected to customers to provide data and voice services.

•	Data networks: Data networks include Internet network and basic data network, and provide network support for all telecommunications services based on IP.

•	Core networks: Core networks include our wireline telephone network, mobile core network, and support our basic telecommunications services.

•	Transport networks: Transport networks provide electronic transmission of various service signals for access networks, data networks and core networks.

•	Service networks: The service networks provide the platform and ancillary systems for a variety of value-added services and application products.

•	Support networks: Support networks include signaling networks, digital synchronous networks and various network management systems, in order to support the reliable and effective operation of our networks and services at all levels.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 35.0% of our total amount of annual purchases in 2014. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 10.5% of our total amount of annual purchases in 2014.

Competition

Following the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services. In December 2013, China Mobile received a license from the MIIT to operate fixed-line telecommunications businesses, leading to intensified competition in this sector.

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

In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile virtual network operator licenses which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informationization Development Plan on September 29, 2013 and the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. As of April 15, 2015, the MIIT has issued mobile virtual network operator licenses to 42 private enterprises, of which 26 enterprises have entered into resale contracts for telecommunications services with us. Starting the second quarter of 2014, 15 mobile virtual network operators who entered into resale contract with us start to offer mobile telecommunications services in over one hundred PRC cities.

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

Regulatory and Related Matters

Overview

The PRC’s telecommunications industry is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The MIIT, which is responsible for, among other things:

•	formulating and enforcing industry policies and regulations as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of service of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and numbers;

•	together with other relevant regulatory authorities, including the NDRC, regulating tariff charging mechanisms for telecommunications services;

•	formulating interconnection and settlement arrangements between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

•	Provincial communications administrations under the MIIT, which oversee the implementation of the Ministry’s regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces, autonomous regions and centrally administered municipalities.

•	The NDRC approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

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

Telecommunications Regulations

The PRC’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000 and were amended on July 29, 2014 by the Decision of the State Council on Amending Certain Administrative Regulations. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the then existing rules and policies for the telecommunications industry. The Telecommunications Regulations provide the primary regulatory framework for the PRC’s telecommunications industry in the interim period prior to the adoption of the telecommunications law.

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

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in the PRC must apply for licenses from the MIIT. In accordance with the approval of the MIIT, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business. In January 2009, China Telecom Group received a license from the MIIT to operate 3G services nationwide, which permits China Telecom Group to provide 3G services based on CDMA2000 technology. We have been authorized by China Telecom Group to operate 3G services nationwide based on CDMA2000 technology. In December 2013, China Telecom Group received a license from the MIIT to operate 4G services nationwide, which permits China Telecom Group to provide 4G services based on TD-LTE technology. We have been authorized by China Telecom Group to operate 4G services nationwide based on TD-LTE technology. In June 2014, China Telecom Group was approved by the MIIT, and authorized us, to commence the LTE FDD and TD-LTE hybrid network trial in 16 cities in the PRC. In August, November and December, 2014, China Telecom Group was approved by the MIIT, and authorized us, to expand the LTE hybrid network trial to reach a total of 40, 41 and 56 cities, respectively. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide.

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

Tariff Setting

Prior to May 10, 2014, under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers are permitted to set tariffs for certain services provided the tariff levels are below the tariff ceilings set by the MIIT and the NDRC.

As a result of the governmental effort to gradually ease the regulations on the tariffs, on May 5, 2014, the MIIT and the NDRC issued the Notice on Implementing the Market Based Tariffs for Telecommunications Services. Pursuant to this Notice, effective from May 10, 2014, the government fixed tariffs and the government guidance tariffs are abolished and telecommunications operators are permitted to set the tariffs of all telecommunications services based on the cost and market conditions. The Telecommunications Regulations were subsequently amended on July 29, 2014 by the Decision of the State Council on Amending Certain Administrative Regulations to reflect this policy change as well as other amendments.

Interconnection

Under the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the MII in May 2001, as amended in September 2014, major telecommunications operators in the PRC cannot refuse requests for interconnection and must enter into interconnection agreements upon request by other service providers. Interconnection agreements must be reported to the MIIT. Telecommunications operators must ensure the smooth interconnection pursuant to the interconnection agreements as well as the applicable regulations and may not unilaterally terminate the interconnection.

The Telecommunications Regulations further provide that the technical standards and settlement methods for network interconnections be formulated by the MIIT. In accordance with these regulations, China Telecom Group has entered into various interconnection agreements with other telecommunications service providers, including China Mobile and China Unicom.

On December 30, 2013, the MIIT issued the Guidance Opinions on Building New National Network Interconnection Hubs, pursuant to which seven new interconnection hubs altogether have been built in Chengdu, Wuhan, Xi’an, Shenyang, Nanjing, Chongqing and Zhengzhou, in addition to the three existing interconnection hubs in Beijing, Shanghai and Guangzhou. The operations of these new interconnection hubs have significantly improved the quality and speed of interconnection between the telecommunications networks.

The MIIT issued the Notice on Public Telecommunications Network Interconnection Settlement and Relay Fees Allocation in October 2003 and two Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks in October 2006 and April 2009, respectively, which provided for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators as well as public telecommunications network. In November 2009, the MIIT issued the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network and the Notice on the Settlement Standards for Interconnection Fees of TD-SCDMA, which provided for adjustments to certain interconnections settlement standards between telecommunications operators. Effective from January 1, 2014, some of the settlement standards have been further adjusted pursuant to the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network issued by the MIIT on December 17, 2013. Prior to January 1, 2014, when a mobile user of a basic telecommunications operator (excluding China Mobile’s TD-SCDMA 157 and 188 prefix numbers users) initiates a call to a mobile user of another basic telecommunications operator, the settlement charge is set uniformly at a rate of RMB0.06 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. In the event a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiates a call to a user of our Company or China Unicom within the scope of local network, China Mobile will pay a settlement charge of RMB0.012 per minute to our Company or China Unicom. With effect from January 1, 2014, when a mobile users of our Company or China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix numbers users), the interconnection settlement charges payable by our Company or China Unicom to China Mobile will be adjusted from the prevailing rate of RMB0.06 per minute to RMB0.04 per minute. Other existing voice interconnection settlement standards remain unchanged. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. Meanwhile, the SMS interconnection settlement standard is adjusted from RMB0.03 per message to RMB0.01 per message, and the MMS interconnection settlement standard is adjusted from RMB0.10 per message to RMB0.05 per message.

The following table sets forth selected interconnection revenues sharing and settlement arrangements for local calls and domestic long distance calls:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement
Mobile operator	Wireline local operator or transferred through mobile operator’s long distance network to wireline local operator

(1) Mobile operator collects the cellular usage charge from its subscribers

(2) Mobile operator pays RMB0.06 per minute to wireline operator.

(3) Starting January 1, 2010, mobile operator (China Mobile) pays RMB0.012 per minute to wireline operator for calls originated from TD-SCDMA“157” or “188” prefix phone numbers in local areas

Wireline local operator	Mobile local operator

(1) Wireline operator collects the usage charge from its subscribers

(2) No revenues sharing or settlement prior to June 1, 2010. Wireline operator pays RMB0.001 per minute to mobile operator after June 1, 2010

Wireline operator	Transferred through wireline operator’s long distance network to mobile operator	(1) Wireline operator collects the usage charge from its subscribers (2) Wireline operator pays RMB0.06 per minute to mobile operator

Wireline local operator A	Wireline local operator B

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

Mobile operator A	Mobile local operator B or transferred through mobile operator A’s long distance network to mobile operator B

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Prior to January 1, 2014, mobile operator A pays RMB0.06 per minute to mobile operator B. Starting from January 1, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B for calls originated from TD-SCDMA “157” or “188” prefix phone numbers users in local areas. Starting from January 1, 2014, mobile operator A (China Telecom or China Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile) for calls originated from a mobile user of operator A (China Telecom or China Unicom) to a mobile user of operator B (China Mobile) (not including TD-SCDMA 157 and 188 prefix numbers).

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

The primary interconnection settlement arrangement for the Internet backbone networks in China is the interconnection settlement through the network access points, or the NAPs, which is determined by the MIIT and currently set as RMB420,000 per gigabyte.

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

In 2014, we paid approximately RMB159 million of usage fees for the telecommunications network numbers and approximately RMB381 million of frequency usage fees, respectively.

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

On March 13, 2005, the MII promulgated the Telecommunications Services Standards which were amended in September 2014. The Telecommunications Services Standards aim to protect the rights of the customers of telecommunications services and sets forth minimum quality requirements for telecommunications services provided by telecommunications operators.

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

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” and the “Broadband China” projects before the establishment of a universal service fund. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred in the “Broadband China” projects undertaken by telecommunications service providers in the villages. Under the compensation scheme, telecommunications operators may receive compensation from the PRC government for the “Broadband China” projects. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the relevant projects.

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, our Company, together with other telecommunications operators, has undertaken the “Village to Village” project since 2004. Currently, the PRC government implements the “Broadband China” projects which require telecommunications operators to provide broadband services in a number of remote villages in the PRC as part of their universal service obligations. Under the “Broadband” projects, China Telecom Group and our Company had invested in the construction of broadband network facilities in certain remote villages of 31 provinces and autonomous regions by the end of 2014. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

VAT Reform Applicable to the Telecommunications Industry

On November 16, 2011, the Ministry of Finance, or the MOF, and the SAT, introduced a pilot tax program under which the PRC business tax would be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. It is expected that the application of the VAT to the telecommunications industry would have a material adverse effect on our revenues and operating profits in the short term. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Implementation of a value-added tax to replace the business tax in the PRC may decrease our revenues and profitability.”

However, we expect that in the long term replacing the business tax with the VAT will be beneficial to the development of our business. We will strive to reduce the adverse effect of the application of VAT to the telecommunications industry on our revenues and profits by taking key measures and considerations such as:

(i) we would optimize development and sales models, implement stringent cost control measure, and enhance control on purchasing and vendors’ tax profiles;

(ii) as the VAT pilot program expands to other industries nationwide, it is expected that we would be able to deduct more operating costs and investments as input VAT credits in future;

(iii) following our strategic transformation, the proportion of revenues generated from value-added telecommunications services is expected to increase, resulting in a lower average tax rate of output VAT; and

(iv) input VAT credit on capital expenditures would reduce the carrying amounts of fixed assets, resulting in a reduction of depreciation expenses, which can enhance our future profits.

Amended Employment Contract Law

The amended PRC Employment Contract Law, effective as of July 1, 2013, and the Interim Provisions on Labor Dispatch, effective as of March 1, 2014, focus on strengthening the administration of the employment practice involving dispatched employees, and provide that, among others, the dispatched employees shall have the right to receive the same compensation as that received by other employees hired by the employer for the same type of positions, shall account for no more than 10% of the total employees hired by an employer and shall only be employed for temporary, supporting or substitutive positions. The amended PRC Employment Contract Law and the Interim Provisions on Labor Dispatch have not had, and we do not believe they will have, a material adverse effect on our personnel expenses or number of employees.

Mobile Number Portability Trial

In April 2009, Hainan Province kicked off the mobile number portability trial with a team of experts from the MIIT holding a training session in the city of Haikou to introduce the relevant policies and requirements for the mobile number portability trial, which would allow mobile users to migrate from the network of one telecommunications operator to another without having to change their mobile numbers. In November 2010, Tianjin and Hainan each began mobile number portability trial for the local China Mobile subscribers. Pursuant to the relevant policy then issued by the MIIT, mobile users of China Mobile, China Unicom and our Company in Tianjin may migrate among the networks of the three operators, while mobile users in Hainan may only migrate from China Mobile to our Company or China Unicom and not from China Unicom or our Company to China Mobile. In May 2014, the MIIT promulgated the Administration Measures on Mobile Number Portability Trial, effective as of May 17, 2014, which regulated the implementation measures for mobile number portability trials. On the same date, Hainan began providing the local mobile users with mobile number portability among the local networks of our Company, China Unicom and China Mobile. On September 20, 2014, Jiangxi, Hubei and Yunnan began offering mobile number portability services to the local mobile users. We do not expect the mobile number portability trials to have a material effect on our financial condition or results of operations.

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

Our audited consolidated financial statements included elsewhere in this annual report reflect the acquisitions and divestment in 2012 and 2013 and the establishment of new subsidiaries in 2014 described under “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008”, “—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”, “—Changes in Our Corporate Organization in 2013” and “—Changes in Our Corporate Organization in 2014”.

In addition, since we and China Telecom Europe were under common control of China Telecom Group after the completion of our acquisition of China Telecom Europe from China Telecom Group on December 31, 2013, the acquisition of China Telecom Europe has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of China Telecom Europe have been accounted for at historical amounts and the consolidated financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of China Telecom Europe on a combined basis. Unless otherwise indicated in this section, our financial data for periods prior to the acquisition are presented based on those restated amounts. See Note 1 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Following our acquisition of the CDMA Business in October 2008, we began to offer CDMA mobile services in 31 provinces, municipalities and autonomous regions in mainland China and Macau, which were previously operated by China Unicom. We launched our 3G services in March 2009. We launched our 4G services in February, 2014. In June 2014, China Telecom Group was approved by the MIIT, and authorized us, to commence the LTE FDD and TD-LTE hybrid network trial in 16 cities in the PRC. In August, November and December, 2014, China Telecom Group was approved by the MIIT, and authorized us, to expand the LTE hybrid network trial to reach a total of 40, 41 and 56 cities, respectively. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide.

Financial Overview

Our operating revenues increased by 0.9%, from RMB321,584 million in 2013 to RMB324,394 million in 2014. The increase was mainly attributable to revenues growth from Internet access services, value-added services and integrated information application services. Our total operating expenses increased by 0.6%, from RMB294,116 million in 2013 to RMB295,886 million in 2014. The increase in operating expenses was primarily due to increases in network operations and support and personnel expenses. Our operating income increased by 3.8%, from RMB27,468 million in 2013 to RMB28,508 million in 2014. The profit attributable to equity holders of the Company increased from RMB17,545 million in 2013 to RMB17,680 million in 2014.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues: (1)
Wireline voice services(2)	43,369	15.3%	38,633	12.0%	33,587	10.4%
Mobile voice services(3)	49,166	17.4%	58,217	18.1%	54,673	16.9%
Internet access services(4)	87,662	31.0%	99,394	30.9%	112,431	34.7%
Value-added services(5)	31,137	11.0%	36,230	11.3%	38,419	11.8%
Integrated information application services(6)	23,181	8.2%	25,233	7.8%	26,939	8.3%
Telecommunications network resource services and lease of network equipment(7)	15,737	5.5%	17,586	5.5%	17,332	5.3%
Other services(8)	32,924	11.6%	46,291	14.4%	41,013	12.6%

Total operating revenues	283,176	100.0%	321,584	100.0%	324,394	100.0%

(1)	Before June 1, 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the Value-Added Tax (“VAT”) Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from June 1, 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.
(2)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(3)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(4)	Represent amounts charged to customers for the provision of Internet access services.

(5)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Color Ring Tone, Internet data center and Virtual Private Network services and etc.
(6)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(7)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(8)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	49,666	17.5%	69,083	21.5%	66,345	20.5%
Network operations and support expenses	65,979	23.3%	53,102	16.5%	68,651	21.2%
Selling, general and administrative expenses	63,099	22.3%	70,448	21.9%	62,719	19.3%
Personnel expenses	42,857	15.1%	46,723	14.6%	50,653	15.6%
Other operating expenses	40,367	14.3%	54,760	17.0%	47,518	14.6%

Total operating expenses	261,968	92.5%	294,116	91.5%	295,886	91.2%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	283,176	100.0%	321,584	100.0%	324,394	100.0%
Operating expenses	261,968	92.5%	294,116	91.5%	295,886	91.2%
Operating income	21,208	7.5%	27,468	8.5%	28,508	8.8%
Profit attributable to equity holders of the Company	14,949	5.3%	17,545	5.5%	17,680	5.5%
Net cash from operating activities	70,722	—	88,351	—	96,405	—

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Revenue recognition

Our revenue recognition methods are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognized as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards is recognized as the cards are used by customers.

(v)	Revenue derived from value-added services is recognized when the services are provided to customers.

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that we are acting as principal in the arrangements with third parties:

i)	We are responsible for providing the applications or services desired by customers, and take responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	We take title of the inventory of the applications before they are ordered by customers;

iii)	We have risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

iv)	We establish selling prices with customers;

v)	We can modify the applications or perform part of the services;

vi)	We have discretion in selecting suppliers used to fulfill an order; and

vii)	We determine the nature, type, characteristics, or specifications of the applications or services.

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

We offer promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which are the sales of terminal equipment. We recognize revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2014, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote our core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration.

Accounting for Long-lived Assets

Depreciation. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets after taking into account their estimated residual value. The following estimated useful lives are used for depreciation purposes. These estimated useful lives are based on our historical experience with similar assets and take into account anticipated technological changes.

Depreciable lives primarily range from

Buildings and improvements	8 - 30 years
Telecommunications network plant and equipment	6 - 10 years
Furniture, fixture, motor vehicles and other equipment	5 - 10 years

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

For the years ended December 31, 2012, 2013 and 2014, no provision for impairment loss was made against the carrying value of property, plant and equipment.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2014:

	Year Ended December 31,
	2012	2013	2014
	(RMB in millions)

At beginning of year	1,942	2,024	2,198
Impairment losses for doubtful debts	1,624	1,740	2,075
Accounts receivable written off	(1,542)	(1,566)	(1,795)

At end of year	2,024	2,198	2,478

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2014 financial statements, the International Accounting Standards Board has issued the following amendments, new standards which are not yet effective for the annual accounting period ended December 31, 2014:

Effective for accounting period beginning on or after
Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2010-2012 Cycle”	July 1, 2014 (with limited exceptions)
Amendments to IFRSs, “Annual Improvements to IFRSs 2011-2013 Cycle”	July 1, 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”	January 1, 2016
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016
Amendments to IAS 1, “Disclosure Initiative”	January 1, 2016
Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”	January 1, 2016
Amendments to IAS 27, “Equity Method in Separate Financial Statements”	January 1, 2016
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
IFRS 15, “Revenue from Contracts with Customers”	January 1, 2017
IFRS 9, “Financial Instruments”	January 1, 2018

We have not adopted the amendments or new standards listed above. We are in the process of making an assessment of the impact that will result from adopting the amendments and new standards issued by the IASB which are not yet effective for the accounting period ended December 31, 2014. Except for IFRS 15, “Revenue from Contracts with Customers”, so far we believe that the adoption of these amendments and new standards is unlikely to have a significant impact on our financial position and the results of operations.

A.	Operating Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating Revenues

Our operating revenues increased by RMB2,810 million, or 0.9%, from RMB321,584 million in 2013 to RMB324,394 million in 2014. This increase was primarily driven by the revenues growth from Internet access services, value-added services and integrated information application services, which was partially offset by a decrease in revenues from wireline voice services, mobile voice services, telecommunications network resource services and lease of network equipment and other services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 13.1%, from RMB38,633 million in 2013 to RMB33,587 million in 2014. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services, as well as the migration of some of our wireline telephone subscribers to our 3G and 4G services. Revenues from our wireline voice services accounted for 10.4% of our operating revenues in 2014, compared to 12.0% in 2013.

Mobile Voice Services. Revenues from our mobile voice services decreased by 6.1%, from RMB58,217 million in 2013 to RMB54,673 million in 2014, representing 16.9% of our operating revenues in 2014, compared to 18.1% in 2013. This decrease was primarily due to the effect of the launch of 4G services by our competitors, the VAT reform, the change in our sales model and the mobile Internet services as alternative means of communications.

Internet Access Services. Revenues from our Internet access services increased by 13.1% from RMB99,394 million in 2013 to RMB112,431 million in 2014, representing 34.7% of our operating revenues. This increase was primarily due to the significant increase of data traffic on our wireline broadband as well as wireless broadband and the expansion of our informationization applications. The number of our wireline broadband subscribers increased to 107.0 million as of December 31, 2014, representing an increase of 6.9 million, or 6.8%, from 100.1 million as of December 31, 2013. The revenues attributable to mobile Internet access services in 2014 was RMB37,809 million, representing an increase of 35.2% from RMB27,962 million in 2013, of which revenues attributable to handset data traffic was RMB34,086 million, representing an increase of 48.8% from 2013.

Value-Added Services. Revenues from our value-added services increased by 6.0% from RMB36,230 million in 2013 to RMB38,419 million in 2014, representing 11.8% of our operating revenues in 2014. This increase was primarily due to the rapid growth of revenues from our wireline value-added services such as IDC and iTV services and, to a lesser extent, the increase in revenues from mobile value-added services. The revenues attributable to wireline value-added services in 2014 were RMB18,428 million, representing an increase of 11.8% from RMB16,482 million in 2013. The revenues attributable to mobile value-added services in 2014 were RMB19,991 million, representing an increase of 1.2% from 2013.

Integrated Information Application Services. Revenues from our integrated information application services increased by 6.8% from RMB25,233 million in 2013 to RMB26,939 million in 2014, representing 8.3% of our operating revenues in 2014. This increase was primarily due to the fact that we accelerated the promotion of industry applications, leading to a rapid growth of revenues attributable to wireline integrated information application services. The revenues attributable to wireline integrated information application services in 2014 were RMB19,619 million, representing an increase of 10.3% from RMB17,792 million in 2013, while the revenues attributable to mobile integrated information application services in 2014 were RMB7,320 million, representing a decrease of 1.6% from RMB7,441 million in 2013.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment decreased by 1.4%, from RMB17,586 million in 2013 to RMB17,332 million in 2014, representing 5.3% of our operating revenues in 2014. This decrease was primarily due to the high VAT rate applicable to revenues from telecommunications network resource services and lease of network equipment. Revenue from lease of mobile network equipment was RMB463 million in 2014.

Other Services. Revenues from other services decreased by 11.4%, from RMB46,291 million in 2013 to RMB41,013 million in 2014. The decrease in revenues from other services was primarily due to the reduction of the centralized procurement and sales of mobile terminal equipment. The revenues from sales of mobile terminal equipment decreased by 16.3% to RMB31,343 million in 2014 from RMB37,435 million in 2013.

Operating Expenses

Our operating expenses increased by 0.6%, from RMB294,116 million in 2013 to RMB295,886 million in 2014. The increase in operating expenses was primarily due to the increased network operations and support expenses and personnel expenses, which was partially offset by the decreases in the depreciation and amortization, and selling, general and administrative expenses as well as other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 4.0%, from RMB69,083 million in 2013 to RMB66,345 million in 2014, mainly due to the saving in the amortization expenses of the customer relationships in this year.

Network Operations and Support Expenses. Our network operations and support expenses increased by 29.3%, from RMB53,102 million in 2013 to RMB68,651 million in 2014, which was primarily due to the increased expenses on the network operating and maintenance for purposes of improving our 3G and 4G network services, wireline and wireless broadband services and the increased property rental expenses as well as the disposal of the Personal Access System assets.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 11.0% from RMB70,448 million in 2013 to RMB62,719 million in 2014. The decrease was primarily due to the fact that we accelerated the optimization and innovation of our sales models, strengthened the management and control on selling expenses, especially on terminal subsidies, and improved the utilization efficiency of marketing resources. Commission and service expenses for third parties were RMB28,367 million, an increase of 11.2% from 2013. Advertising and promotional expenses were RMB26,122 million, a decrease of 28.4% from 2013. The cost of mobile terminal equipment offered to customers for free or at a nominal price is recorded in advertising and promotional expenses and was RMB15,340 million in 2014, a decrease of 32.7% from 2013. Our general and administrative expenses decreased by 2.5% from 2013, primarily due to our continuous detailed and fine management of such expenses.

Personnel Expenses. Personnel expenses increased by 8.4%, from RMB46,723 million in 2013 to RMB50,653 million in 2014. This increase was primarily attributable to increased remuneration for our frontline staff. The personnel expenses as a percentage of our operating revenues increased from 14.6% in 2013 to in 15.6% 2014.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB47,518 million in 2014, which decreased by 13.2% from RMB54,760 million in 2013, which was primarily due to reduction of the centralized procurement and sales of mobile terminal equipment and savings of mobile interconnection charges. The cost of mobile terminal equipment sold was RMB29,982 million in 2014, which decreased by 14.9% from 2013.

Net Finance Costs

In 2014, our net finance costs increased by 2.7% from RMB5,153 million in 2013 to RMB5,291 million in 2014, mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition increased from 4.83% per annum in 2013 to 6.25% per annum in 2014.

The net exchange gain was RMB55 million in 2014, compared to a net exchange loss of RMB3 million in 2013, which was mainly due to the appreciation of the RMB against the Euro in 2014, which was partially offset by the depreciation of the RMB against the USD in 2014. According to the exchange rates published by the People’s Bank of China on December 31, 2014, the exchange rate of Renminbi appreciated by 12.9% against the Euro from December 31, 2013 and depreciated by 0.4% against the USD from December 31, 2013.

Income Tax

In 2014, our income tax expense was RMB5,498 million with an effective tax rate of 23.6%. Our expected income tax expense at our statutory tax rate of 25.0% in 2014 would be RMB5,814 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to some of our subsidiaries and our branches with operations in the western regions of China. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

Profit Attributable to Equity Holders of the Company

As a result of foregoing, the profit attributable to equity holders of the Company was RMB17,680 million in 2014, with a net margin of 5.5%, compared to a profit attributable to equity holders of the Company of RMB17,545 million with a net margin of 5.5% in 2013.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

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

Integrated Information Application Services. Revenues from our integrated information application services increased by 8.9% from RMB23,181 million in 2012 to RMB25,233 million in 2013, representing 7.8% of our operating revenues in 2013. This increase was primarily due to the rapid growth of our ICT service. The revenues attributable to mobile integrated information application services in 2013 was RMB7,441 million, representing an increase of 10.3% from RMB6,749 million in 2012.

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

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(RMB in millions)
Net cash generated from operating activities	70,722	88,351	96,405
Net cash used in investing activities	(48,295)	(107,948)	(81,708)
Net cash (used in) / generated from financing activities	(19,802)	5,637	(10,327)

Increase / (decrease) in cash and cash equivalents	2,625	(13,960)	4,370

Cash and cash equivalents increased by 27.2% from RMB16,070 million as of December 31, 2013, of which 94.3% was denominated in RMB, to RMB20,436 million as of December 31, 2014, of which 93.1% was denominated in RMB. Our net cash inflow was RMB4,370 million in 2014, as compared with a net cash outflow of RMB13,960 million in 2013.

Our principal source of liquidity is cash generated from operating activities, which was RMB96,405 million in 2014, an increase of RMB8,054 million from RMB88,351 million in 2013. The increase was mainly due to the increase in operating revenues and the decrease in payment of expenses related to operating activities.

Net cash used in investing activities decreased by RMB26,240 million from RMB107,948 million in 2013 to RMB81,708 million in 2014 primarily as a result of the payment of part of the consideration of Mobile Network Acquisition in 2013.

Net cash outflow in financing activities was RMB10,327 million in 2014 compared to RMB5,637 million net cash inflow in financing activities in 2013. This decrease in cash inflow was primarily due to the repayment of part of the short-term loans.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB146,782 million as of December 31, 2014, compared to a deficit of RMB147,315 million as of December 31, 2013.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2015. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2014, we had available credit facilities of RMB130,488 million with major domestic commercial banks, from which we can draw upon. We intend to fund the Mobile Network Acquisition by internal resources and relevant debt financings.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
Short-term debt	6,523	27,687	43,976
Current portion of long-term debt	10,212	20,072	82
Finance lease obligations (including current portion)	3	1	—
Long-term debt and deferred consideration due to China Telecom Group	83,070	62,617	62,494

Total debt	99,808	110,377	106,552

Our short-term debt constituted 41.3% of our total debt as of December 31, 2014. The weighted average interest rate of our short-term debt was 5.1% as of December 31, 2014, representing an increase of 0.4% from that as of December 31, 2013.

Our total debt decreased by RMB3,825 million from RMB110,377 million as of December 31, 2013 to RMB106,552 million as of December 31, 2014, primarily due to the repayment of medium-term notes amounting to RMB20 billion and part of the short-term loans, which was partially offset by the newly issued super short-term commercial papers amounting to RMB19 billion. Our debt-to-asset ratio (total debt divided by total assets) decreased from 20.3% in 2013 to 19.0% in 2014. We believe that our Company has maintained a solid capital structure.

Our long-term debt and deferred consideration due to China Telecom Group (including current portion) decreased from RMB82,689 million as of December 31, 2013 to RMB62,576 million as of December 31, 2014.

Of our total debt as of December 31, 2014, 99.2%, 0.5% and 0.3% were denominated in Renminbi, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2014 may differ from the amounts indicated below.

	Year Ended December 31,
	2013	2014	2015 (Planned)
	(RMB in millions)
Total capital expenditure	79,992	76,889	107,800

In 2014, in line with the progress of the LTE FDD and TD-LTE hybrid network trial as well as optic fiber business in cities, we increased investment in our 4G network and related network infrastructure and continued to invest in optic fiber broadband network. Focusing on investment return, we continued to control and reduce capital expenditure in connection with 2G and 3G mobile businesses and traditional wireline voice services. In 2014, our capital expenditure was RMB76,889 million, a decrease of 3.9% from RMB79,992 million in 2013.

Our capital expenditure for 2015 is projected to be approximately RMB107,800 million, a portion of which will be invested in the mobile network assets, in particular the 4G network covering locations at county-level or above across the nation, a portion of which will be invested in upgrading bandwidth access capacity of our optic fiber broadband network above 50Mbps across cities nationwide, and a portion of which will be invested in our Internet businesses and other emerging businesses which will contribute to our overall growth.

Capital Resources

The main sources of our capital expenditure are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in the future.

C.	Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network, system, and the rollout of our new applications and services. Our researchers focus on network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include mobile communications technology, optic fiber transmission technology, next generation networks, cloud computing, big data, Internet of Things, broadband access, operation and service support systems and development of value-added services.

D.	Trend Information.

Please also refer to our discussion in each section of “—Overview” and “—A. Operating Results” included elsewhere under this Item.

E.	Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2014:

	Payable in
	Total	2015	2016	2017	2018	2019	After 2019
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	43,976	43,976	—	—	—	—	—
Long-term debt and payable	63,000	82	82	61,792	71	71	902
Interest payable	9,674	3,318	3,161	3,161	6	6	22
Finance lease obligations	—	—	—	—	—	—	—
Operating lease commitments	9,139	2,635	1,921	1,389	1,021	678	1,495
Capital commitments	7,165	7,165	—	—	—	—	—

Total contractual obligations	132,954	57,176	5,164	66,342	1,098	755	2,419

(1)	Short-term debt and long-term debt and payable include recognized and unrecognized interest payable; the above amounts were not discounted.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the fifth session of the Board of Directors, or the Board, is three years, starting from May 29, 2014 until the date of the Company’s annual general meeting for the year 2016 to be held in 2017, upon which the sixth session of the Board will be elected.

On May 29, 2014, the term of office of the fourth session of the Board expired. Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang retired as the members of the fourth session of the Board. At the 2013 annual general meeting held on May 29, 2014, the members of the fourth session of the Board, Mr. Wang Xiaochu, Mr. Yang Jie, Madam Wu Andi, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin, Mr. Ke Ruiwen, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming were approved to be re-appointed as members of the fifth session of the Board, and Mr. Zhu Wei and Madam Wang Hsuehming were approved to be appointed as members of the fifth session of the Board. On December 12, 2014, the Board appointed Mr. Chen Zhongyue as an Executive Vice President of the Company. As of December 31, 2014, the Board comprised 12 Directors with seven Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

On February 10, 2015, Madam Wu Andi retired from her positions as an Executive Director, Executive Vice President and Chief Financial Officer of the Company.

On February 17, 2015, the Board appointed Mr. Yung Shun Loy, Jacky as the Deputy Chief Financial Officer of the Company.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Wang Xiaochu	56	Chairman of the Board of Directors and Chief Executive Officer
Yang Jie	52	Executive Director, President and Chief Operating Officer
Zhang Jiping	59	Executive Director and Executive Vice President
Yang Xiaowei	51	Executive Director and Executive Vice President
Sun Kangmin	57	Executive Director and Executive Vice President
Ke Ruiwen	51	Executive Director and Executive Vice President
Zhu Wei	46	Non-Executive Director
Tse Hau Yin, Aloysius	67	Independent Non-Executive Director
Cha May Lung, Laura	65	Independent Non-Executive Director
Xu Erming	65	Independent Non-Executive Director
Wang Hsuehming	65	Independent Non-Executive Director
Gao Tongqing	51	Executive Vice President
Chen Zhongyue	43	Executive Vice President
Yung Shun Loy, Jacky	52	Deputy Chief Financial Officer, Qualified Accountant and Company Secretary

Wang Xiaochu, age 56, is the Chairman of the Board and Chief Executive Officer of our Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang Province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications, or the MPT, Scientific and Technological Progress Award. Mr. Wang has extensive experience in the management and telecommunications industry.

Yang Jie, age 52, is an Executive Director, President and Chief Operating Officer of our Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration, or DBA, from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has extensive experience in the management and telecommunications industry.

Zhang Jiping, age 59, is an Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. He served as Deputy Director General of Directorate General of Telecommunications, or the DGT, of the MPT, a Deputy Director General and Director of the Telecommunication Technology Center of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Zhang has extensive experience in management and telecommunications industry.

Yang Xiaowei, age 51, is an Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Sun Kangmin, age 57, is an Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. He holds a bachelor’s degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in the management and telecommunications industry.

Ke Ruiwen, age 51, is an Executive Director and Executive Vice President of our Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has extensive experience in the management and telecommunications industry.

Zhu Wei, age 46, is a Non-executive Director of our Company. Mr. Zhu received his post-graduate diploma in political economy from Jinan University and is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of our Company). Mr. Zhu Wei previously served as the Deputy Manager of the Issuing Department, director of the General Office, and Deputy Manager of the Research and Development Department of Guangzhou Securities Company of the People’s Bank of China, Guangzhou Branch, Deputy General Manager of Guangzhou Securities Financial Consultancy Company, General Manager of Shenzhen Yuntong Xinda Communications Limited, assistant to the General Manager of Guangdong Technology Ventures Investment Company, General Manager of the Asset Management Department and Director of Guangdong Technology Venture Capital Group Company Limited, General Manager of Guangdong Kerui Investment Management Company, the Chairman of Guangdong Hongtu Technology (Holdings) Company Limited, Deputy Chairman and General Manager of Guangdong Southern Media Holdings Limited, and Deputy Director of Banking Supervision Department IV of the China Banking Regulatory Commission. Mr. Zhu has extensive experience in finance, securities and corporate management.

Tse Hau Yin, Aloysius, age 67, is an Independent Non-Executive Director of our Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited, all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited, or the HKSE Main Board. Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”), which was listed on the HKSE Main Board until October 2014. He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, or HKICPA. Mr. Tse is a former president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 65, is an Independent Non-Executive Director of our Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council, Government of the HKSAR. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is the Non-Executive Director of Unilever, PLC and Unilever, N.V, and the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of U.S.A. in 1982.

Xu Erming, age 65, is an Independent Non-Executive Director of our Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management and has been responsible for research on many subjects put forward by the PRC National Natural Science Foundation, the PRC National Social Science Foundation, and other authorities at provincial and ministerial level in the PRC. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

Wang Hsuehming, age 65, is an Independent Non-executive Director of our Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She is currently a Senior Advisor and was former Chairman of BlackRock China. She was also formerly Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatization and capital equipment financing.

Gao Tongqing, age 51, is an Executive Vice President of our Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and telecommunications industry.

Chen Zhongyue, age 43, is an Executive Vice President of China Telecommunications Corporation. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation, General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Yung Shun Loy, Jacky, age 52, is the Deputy Chief Financial Officer, Qualified Accountant and the Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor’s degree in laws and a bachelor’s degree in social sciences. Mr. Yung has extensive experience in auditing, company secretary and senior financial management of listed companies.

There is no family relationship between any of our directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee has three Supervisors. Two members of our supervisory committee are employee representatives elected by our employees. The remaining member is appointed by shareholders at a general meeting. The term of office of our Supervisors is three years, which is renewable upon re-election or re-appointment. The term of office for the fifth session of our Supervisory Committee is three years, starting from May 29, 2014 until the date of the Company’s annual general meeting for the year 2016 to be held in 2017, upon which the sixth session of the Supervisory Committee will be elected.

On May 29, 2014, the term of office of the fourth session of the Supervisory Committee expired. Madam Zhu Lihao retired as a Supervisor of our Company. At the 2013 annual general meeting held on May 29, 2014, Mr. Shao Chunbao, Mr. Hu Jing and Mr. Du Zuguo were approved to be re-appointed as Supervisors of the fifth session of the Supervisory Committee. On the same date, Mr. Tang Qi and Mr. Zhang Jianbin were re-elected by the employees of the Company democratically as Supervisors of the our Company representing the employees.

On February 18, 2015, Mr. Shao Chunbao resigned from his position as a Supervisor and the Chairman of the Supervisory Committee of the Company. Mr. Sui Yixun was nominated as a Supervisor of the Company, pending approval by the shareholders of the Company at the annual general meeting for the year 2014.

On March 12, 2015, Mr. Du Zuguo resigned from his position as a Supervisor of the Company. Mr. Ye Zhong was nominated as a Supervisor of the Company, pending approval by the shareholders of the Company at the annual general meeting for the year 2014.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Tang Qi	56	Supervisor (Employee Representative)
Zhang Jianbin	49	Supervisor (Employee Representative)
Hu Jing	39	Supervisor

Tang Qi, age 56, is an Employee Representative Supervisor of the Supervisory Committee of our Company. Mr. Tang is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and China Telecom Corporation Limited. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong Province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Zhang Jianbin, age 49, is an Employee Representative Supervisor of the Supervisory Committee of our Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received an LLM degree. He also had an executive master’s degree of business administration from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the MPT and the Directorate General of Telecommunications, or DGT, of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Hu Jing, age 39, is a Supervisor of the Supervisory Committee of our Company. Mr. Hu is currently the director in the Audit Department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and a senior accountant with extensive experience in finance and auditing.

B.	Compensation

Compensation of Directors and Supervisors

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and Supervisors as a group for the year ended December 31, 2014 was approximately RMB9.517 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors(1):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2014
Executive Directors
Wang Xiaochu	—	340	479	—	93	912
Yang Jie	—	340	479	—	92	911
Wu Andi(2)	—	296	431	—	87	814
Zhang Jiping	—	296	423	—	89	808
Yang Xiaowei	—	296	423	—	88	807
Sun Kangmin	—	296	431	—	88	815
Ke Ruiwen	—	296	423	—	77	796

Non-Executive Directors
Xie Liang(3)	—	—	—	—	—	—

Zhu Wei(4)	—	—	—	—	—	—

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
Independent Non-Executive Directors

Tse Hau Yin	394	—	—	—	—	394
Cha May Lung	197	—	—	—	—	197
Xu Erming	200	—	—	—	—	200
Wang Hsuehming(5)	114	—	—	—	—	114
Qin Xiao(6)	82	—	—	—	—	82
Wu Jichuan(7)	—	—	—	—	—	—

Supervisors
Shao Chunbao(8)	—	296	416	—	70	782
Tang Qi(9)	—	199	466	—	68	733
Zhang Jianbin(10)	—	157	406	—	65	628
Hu Jing	—	97	327	—	58	482
Du Zuguo(11)	—	—	—	—	—	—

Independent Supervisor
Zhu Lihao(12)	42	—	—	—	—	42

Total	1,029	2,909	4,704	—	875	9,517

(1)	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.
(2)	On February 10, 2015, Madam Wu Andi retired as an Executive Director of the Company.
(3)	On May 29, 2014, Mr. Xie Liang retired as a Non-Executive Director of our Company upon expiry of the term of office of the fourth session of the Board.
(4)	On May 29, 2014, Mr. Zhu Wei was approved to be appointed as a Non-Executive Director of the Company at the 2013 annual general meeting.
(5)	On May 29, 2014, Madam Wang Hsuehming was approved to be appointed as an Independent Non-Executive Director of the Company at the 2013 annual general meeting.
(6)	On May 29, 2014, Mr. Qin Xiao retired as an Independent Non-Executive Director of our Company upon expiry of the term of office of the fourth session of the Board.
(7)	On May 29, 2014, Mr. Wu Jichuan retired as an Independent Non-Executive Director of our Company upon expiry of the term of office of the fourth session of the Board.
(8)	On February 18, 2015, Mr. Shao Chunbao resigned as a Supervisor of the Company.
(9)	On May 29, 2014, Mr. Tang Qi has been elected by the employees of the Company democratically as Supervisors of the our Company representing the employees.
(10)	On May 29, 2014, Mr. Zhang Jianbin has been elected by the employees of the Company democratically as Supervisors of the our Company representing the employees.
(11)	On March 12, 2015, Mr. Du Zuguo resigned as a Supervisor of the Company.
(12)	On May 29, 2014, Madam Zhu Lihao retired as the Supervisor of our Company upon expiry of the term of office of the fourth session of the Supervisory Committee.

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

In 2014, we did not grant any stock appreciation right units.

During the year ended December 31, 2012, 2013 and 2014, no stock appreciation right units were exercised.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2012, compensation expense recognized in respect of stock appreciation rights was RMB163 million. For the year ended December 31, 2013, compensation expense of RMB39 million was reversed by us in respect of stock appreciation rights as a result of decline in our share price. For the year ended December 31, 2014, compensation expense recognized in respect of stock appreciation rights was RMB130 million.

C.	Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 29, 2014, election of members of the Board were conducted and this election generated the fifth session of the Board consisting of 12 directors with seven Executive Directors, one Non-Executive Director, and four Independent Non-executive Directors, each having a term of office of three years. The term of the fifth session of the Board ends on the day of our annual general meeting for the year 2016 in 2017, upon which the sixth session of the Board will be elected. None of the service contracts with our directors provide benefits to them upon termination.

On May 29, 2014, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang retired as directors of our Company upon expiry of the term of office of the fourth session of the Board. On May 29, 2014, Mr. Zhu Wei was approved to be appointed as a Non-Executive Director of the Company at the 2013 annual general meeting. On May 29, 2014, Madam Wang Hsuehming was approved to be appointed as an Independent Non-Executive Director of the Company at the 2013 annual general meeting. On February 10, 2015, Madam Wu Andi retired from her positions as an Executive Director, Executive Vice President and Chief Financial Officer of the Company. Our Board currently consists of 11 directors with six Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

Audit Committee

The Audit Committee was established in 2002, and currently consists of three members, Mr. Tse Hau Yin, Aloysius, Professor Xu Erming and Madam Wang Hsuehming, all of whom are Independent Non-executive Directors. The Audit Committee is accountable to the Board and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board in March 2005 and amended in March 2009, in December 2011 and in March 2015, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and consideration of the qualification, independence, selection and appointment of independent auditors, and approval of services provided by the independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective internal control system including the adequacy of resources and qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company as well as the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal financial control and audit matters.

In 2014, the Audit Committee held four meetings and passed two written resolutions, at which it considered matters within its responsibilities, including our Company’s financial statements, assessment of the qualifications, independence and performance of independent auditors and appointment of independent auditors, risk management, effectiveness of internal control, internal audit, related party transactions and the replacement of the business tax with the VAT. The Audit Committee reviewed the annual audit reports, interim review reports and quarterly agreed-upon procedures reports prepared by the independent auditors, communicated with the management and the external auditors with regard to the regular financial reports and proposed them for the Board’s approval after review and approval by the Audit Committee itself. The Audit Committee received quarterly reports in relation to the internal audit and related party transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and attestation report, followed up with the recommendations proposed by our independent auditors, reviewed the annual report, and communicated independently with the auditors twice a year.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of three members, Professor Xu Erming, Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming, all of whom are Independent Non-Executive Directors. The Remuneration Committee is accountable to the Board and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board in March 2005 and amended in December 2011, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, making recommendations to the Board on our overall remuneration policies and structure relating to compensation of directors and senior management, reviewing and approving the management’s remuneration proposals, determining the remuneration packages of all Executive Directors and senior management, making recommendations to the Board of Directors on the remuneration of Non-Executive Directors and reviewing and approving severance compensation of directors and senior management.

The Remuneration Committee held one meeting in 2014, at which it reviewed the compensation plan for the fifth session of the Board of Directors.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of three members, Ms. Cha May Lung, Laura, Mr. Tse Hau Yin, Aloysius and Professor Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity (including but not limited to gender, age, educational background or professional experience, skills, knowledge and length of service) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; making recommendations to the board on the appointment or re-appointment of directors and succession planning for directors; and reviewing the Board Diversity Policy as appropriate to ensure its effectiveness and if necessary, recommend any revision suggestions to the Board for consideration and approval.

The Nomination Committee held one meeting in 2014, at which it reviewed the structure and operations of the Board as well as the change of the Board members upon expiry of the term of office of the fourth session of the Board of Directors.

Independent Board Committee

The Independent Board Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee did not hold any meeting or pass any written resolution in 2014.

D.	Employees

General

As of December 31, 2014, we had 300,960 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012		2013		2014
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	49,566	16.2%	49,113	16.0%	49,180	16.3%
Sales and marketing	156,260	51.1	157,915	51.5	154,456	51.3
Operations and maintenance	97,658	32.0	97,264	31.7	95,348	31.7
Others	2,192	0.7	2,253	0.8	1,976	0.7

Total	305,676	100.0%	306,545	100.0%	300,960	100.0%

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee’s remuneration include basic salary, a performance based bonus, compensation based on seniority and stock appreciation rights (stock appreciation rights are exclusively for members of our management). In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any material labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2014, our Deputy Chief Financial Officer, Qualified Accountant and Company Secretary, Mr. Yung Shun Loy, Jacky, held 156,000 H shares, representing 0.00112% of the total number of H shares and 0.00019% of the total number of all outstanding shares in our Company.

Apart from those disclosed herein, as of December 31, 2014, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 22, 2015 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	JPMorgan Chase & Co.	1,792,139,463	long position	12.91%	2.21%
		25,638,482	short position	0.18%	0.03%
		1,128,625,161	lending pool	8.13%	1.39%
H shares	Commonwealth Bank of Australia	1,243,811,074	long position	8.96%	1.54%
H shares	BlackRock, Inc.	1,129,967,538	long position	8.14%	1.40%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkex.com.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at 17 Pearl River West Road, Pearl River New Town, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 270 Park Avenue, New York, New York 10017, U.S.A. Commonwealth Bank of Australia is located at Ground Floor, Tower 1, 201 Sussex Street, Sydney NSW, Australia. BlackRock, Inc. is located at 40 East 52nd Street, New York, New York 10022, U.S.A.

Based solely on information contained in an Amendment No.8 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on February 9, 2015 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,469,432,951 shares of our Company, or the FRI Shares, representing approximately 10.6% of the total number of our H shares outstanding as of December 31, 2014, were beneficially owned either by investment companies that were direct or indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 9, 2015.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 22, 2015, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

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

Our Independent Non-Executive Directors have confirmed that all connected transactions for the year ended December 31, 2014 to which our Company was a party:

•	had been entered into, and the agreements governing those transactions were entered into, by our Company in the ordinary and usual course of business;

•	had been entered into either:

•	on normal commercial terms or better; or

•	if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, on terms no less favorable to the Company than those available to or (if applicable) from independent third parties; and

•	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

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

Ongoing Related Party Transactions between Us and China Telecom Group

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group for the year ended December 31, 2014:

Transactions	Transaction Amounts (RMB millions)
Net transaction amount of centralized services	246
Net expenses for interconnection settlement	346
Lease of property from China Telecom Group	695
Lease of property to China Telecom Group	39
Provision of IT services by China Telecom Group	1,171
Provision of IT services to China Telecom Group	167
Provision of supplies procurement services by China Telecom Group	3,729
Provision of supplies procurement services to China Telecom Group	3,089
Provision of engineering services by China Telecom Group	15,478
Provision of community services by China Telecom Group	2,885
Provision of ancillary telecommunications services by China Telecom Group	11,549
Provision of Internet applications channel services to China Telecom Group	366
Interest on amounts due to and loans from China Telecom Group*	4,431
Lease of CDMA network facilities from China Telecom Group*	193
Lease of inter-provincial transmission optic fibers from China Telecom Group*	22
Lease of land use rights from China Telecom Group*	15

*	These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A. 31, 14A.33 or 14A. 65 of the Listing Rules.

Centralized Services Agreement

Pursuant to the centralized services agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralized Services Agreement”), centralized services include centralized business management and operational services provided by the Company to China Telecommunications Corporation in relation to key corporate customers, its network management center and business support center. Centralized services also include the provision of certain premises by China Telecommunications Corporation to the Company and the common use of international telecommunications facilities by both parties. In accordance with the Centralized Services Agreement, the aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Company. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties, such as restoration maintenance costs, the annual utilization fee and related service costs, and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilization fee each year. The utilization fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Centralized Services Agreement pursuant to its terms for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Centralized Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralized Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

(2) where there are no government-prescribed prices but the government-guided prices, the government-guided prices;

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

Our Short Term Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2014, the aggregate outstanding principal amount of such loans was RMB19,398 million, which bear interest at fixed rates of 4.5% per annum. See Note 15 to our audited financial statements included elsewhere in this report for details.

Our Sale of E-surfing Media

See “Item 4—Information on the Company—A. History and Development of the Company –Changes in Our Corporate Organization in 2013”.

Our Acquisition from China Telecommunications Corporation the 100% equity interest of China Telecom Europe

See “Item 4—Information on the Company—A. History and Development of the Company – Changes in Our Corporate Organization in 2013”.

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

In 2011, the NDRC initiated an anti-monopoly investigation over our pricing practices with respect to our Internet dedicated leased line access services to Internet service providers. In response to this investigation, we have conducted a self-evaluation of the relevant pricing practices and submitted to the NDRC in November 2011 a proposal for enhancement initiatives as well as an application for suspension of investigation. In December 2013, we submitted an implementation report on rectification measures to the NDRC in response to the requirement from the NDRC. As of the date of this annual report, we have not received any further investigation or improvement requirement from the NDRC.

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2014, a final dividend of RMB6,198 million (RMB0.076583 equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2013 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 18, 2015, a final dividend of approximately RMB6,085 million (RMB0.075187 equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2014 was proposed for shareholders’ approval at the forthcoming annual general meeting.

The declaration and payment of dividends for years following 2014 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2014 and April 22, 2015, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2014 and April 22, 2015, there were, respectively, 47 and 52 registered holders of American depositary receipts evidencing 6,559,321 and 6,711,420 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2010	4.36	3.20	56.09	40.72
2011	5.23	4.08	67.13	52.68
2012	4.91	3.29	63.48	42.05
2013	4.40	3.56	57.97	45.35
2014	5.17	3.15	66.61	40.35
Quarterly
First Quarter, 2013	4.40	3.90	57.97	50.33
Second Quarter, 2013	4.18	3.56	53.87	45.35
Third Quarter, 2013	4.22	3.65	55.19	47.27
Fourth Quarter, 2013	4.20	3.81	54.56	48.94
First Quarter, 2014	3.86	3.15	49.16	40.35
Second Quarter, 2014	4.19	3.45	53.73	44.70
Third Quarter, 2014	5.17	3.88	66.61	49.17
Fourth Quarter, 2014	5.04	4.31	64.79	55.30
First Quarter, 2015	5.04	4.22	65.85	56.01
Monthly
October 2014	4.94	4.57	63.78	58.00
November 2014	5.04	4.68	64.79	60.63
December 2014	4.71	4.31	60.91	55.30
January 2015	4.79	4.22	62.45	56.01
February 2015	5.02	4.67	65.85	60.82
March 2015	5.04	4.63	65.09	59.62
April 2015 (through April 22)	5.82	5.06	78.28	65.73

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Our Articles of Association require us to appoint on behalf of the holders of H shares a receiving agent that is registered as a trust company under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. Our Articles of Association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars. The Bank of New York Mellon, as the ADS depositary, will convert these proceeds into U.S. dollars and will remit the converted proceeds to holders of our ADSs after deduction of related fees and expenses and any withholding tax.

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

Taxation of Dividends

Individual Investors. According to the PRC Individual Income Tax Law and its implementing regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20.0%. For a foreign individual who is not a PRC resident, the receipt of dividends from a PRC company is normally subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty. For example, Hong Kong and Macau individual residents are subject to a withholding tax of 10% on dividends paid to them. According to the Notice on Tax Policies for Shanghai-Hong Kong Stock Connect Pilot Program (Cai Shui [2014] No. 81), the Company shall withhold individual income tax at the rate of 20% with respect to dividends received by the mainland individual investors for investing in our H shares through the Southbound Trading Link. The tax levied on dividends derived from the investment by mainland securities investment funds in our H shares through the Southbound Trading Link shall be ascertained by reference to the rules applicable to the individual investors. We are not required to withhold income tax on dividends derived by the mainland enterprise investors through the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves.

Enterprises. According to the EIT Law and its implementing regulations, dividends paid by a PRC company to a foreign enterprise which is a “non-resident enterprise,” which is established under the law of a non-PRC jurisdiction and has no establishment or residence in the PRC or whose dividends from the PRC do not relate to its establishment or residence in the PRC, are subject to a 10.0% tax, unless reduced by an applicable tax treaty. A resident enterprise, including an enterprise which is established under the law of a non-PRC jurisdiction but whose “de facto management body” is located in the PRC, is not subject to any PRC withholding tax with respect to dividends paid to it by a PRC company.

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

PFIC Rules

We believe that H shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the H shares or ADSs are “marketable stock” and you are a U.S. holder that elects to be taxed annually on a mark-to-market basis with respect to the H shares or ADSs, gain realized on the sale or other disposition of your H shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the H shares or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your H shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your H shares or ADSs. Dividends that you receive from us will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the PRC government expanded the floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition” and “—Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.”

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2014 and 2013, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2014:

	Expected Maturity
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	845	—	—	—	—	—	845	845
Japanese yen	39	—	—	—	—	—	39	39
Euro	26	—	—	—	—	—	26	26
Hong Kong dollars	172	—	—	—	—	—	172	172
Other currencies	327	—	—	—	—	—	327	327
Short-term bank deposits
United States dollars	218	—	—	—	—	—	218	218
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars

	Expected Maturity
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Fixed rate	46	46	46	47	47	259	491	414
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	31	31	24	24	209	349	304
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	—	—	—	15	15
Average interest rate(1)	3.0%	3.0%	3.0%	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2014.

As of December 31, 2013:

	Expected Maturity
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	488	—	—	—	—	—	488	488
Japanese yen	38	—	—	—	—	—	38	38
Euro	17	—	—	—	—	—	17	17
Hong Kong dollars	120	—	—	—	—	—	120	120
Other currencies	249	—	—	—	—	—	249	249
Short-term bank deposits
United States dollars	595	—	—	—	—	—	595	595
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	47	47	47	48	48	297	534	454
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	33	33	34	33	26	269	428	363
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	—	—	20	20
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2013 and 2014, our debt consisted of fixed and variable rate debt obligations with maturities from 2014 to 2060 and from 2015 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2013 and 2014, respectively.

As of December 31, 2014:

	Expected Maturity
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	43,157	—	—	—	—	10	43,167	43,164
Average interest rate	5.1%	—	—	—	—	7.9%
Variable rate	820	—	61,710	—	—	—	62,530	62,765
Average interest rate(1)	5.6%	—	5.1%	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	46	46	46	47	47	259	491	414
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	31	31	24	24	209	349	304
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	—	—	—	15	15
Average interest rate(1)	3.0%	3.0%	3.0%	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2014.

As of December 31, 2013:

	Expected Maturity
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	46,794	—	—	—	—	10	46,804	46,469
Average interest rate	4.6%	—	—	—	—	7.9%
Variable rate	880	—	—	61,710	—	—	62,590	62,383
Average interest rate(1)	5.5%	—	—	6.3%	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	47	47	47	48	48	297	534	454
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—

	Expected Maturity
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Debts in Euro
Fixed rate	33	33	34	33	26	269	428	363
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	5	—	—	20	20
Average interest rate(1)	3.0%	3.0%	3.0%	3.0%	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.

Item 12.	Description of Securities Other than Equity Securities.

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

	ADR holders must pay:		For:

•	US$5.00 (or less) per 100 ADRs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

		•	Each cancellation of an ADR, including if the deposit agreement terminates

		•	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees

•	US$0.02 (or less) per ADR	•	Any cash distribution (not including cash dividend distribution)

•	Registration or transfer fees (if applicable)	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

•	Expenses of the depositary	•	Conversion of foreign currency to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any other charge incurred by the depository or its agents (including the custodian) for servicing of the deposited securities	•	As necessary

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 30, 2014 to April 22, 2015, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$54,671 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$130,359.28 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2014.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and the person performing the functions of the principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our Chief Executive Officer and the person performing the functions of the principal financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and the person performing the functions of the principal financial officer, to allow timely decisions regarding required disclosure.

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

As of December 31, 2014, our management, with the participation of our Chief Executive Officer and the person performing the functions of the principal financial officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of China Telecom Corporation Limited and subsidiaries as of and for the year ended December 31, 2014, and our report dated March 18, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 18, 2015

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2014, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of three members, Mr. Tse Hau Yin, Aloysius, Professor Xu Erming and Madam Wang Hsuehming. They are all independent non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee,” Our Board has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2013 and 2014:

	Audit Fees (including VAT)		Audit-Related Fees			Tax Fees			Other Fees
2013	RMB	59.77 million	RMB	0.95 million		RMB	0.12 million		RMB	0.32 million
2014	RMB	66.01 million	RMB	1.07 million	(1)	RMB	1.96 million	(2)	RMB	3.00 million	(3)

(1)	Audit-related fees in the amount of RMB1.07 million were paid for the advisory services provided to us regarding our internal control.
(2)	Tax fees in the amount of RMB1.96 million were paid for profit tax filing assistance service.
(3)	Other fees in the amount of RMB3.00 million were paid for other advisory services

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, the Board of Directors of all U.S. domestic companies listed on the NYSE must have a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board is not required to have a majority of independent directors. Under the Listing Rules, at least one third of the board of directors and at least three directors of a listed company shall be independent non-executive directors. Our Board currently consists of 11 directors, of which four are independent directors, representing over one third of the total number of directors on our Board. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however differ from the requirements of Section 303A.02 of the Listed Company Manual of the NYSE.

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Corporate Governance Code of the Hong Kong Stock Exchange for the year ended December 31, 2014.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

Exhibits	Description

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

Exhibits	Description

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu

Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Date: April 28, 2015

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Group for the year ended December 31, 2012 were audited by other auditors whose report, dated March 20, 2013, expressed an unqualified opinion on those statements.

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

In our opinion, the 2013 and 2014 consolidated financial statements present fairly, in all material respects, the financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the retrospective adjustments to the consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2012, as a result of the acquisition of China Telecom (Europe) Limited discussed in Note 1 to the consolidated financial statements. Our procedures included (1) obtaining the accounting analysis of the retrospective adjustments for the acquisition of China Telecom (Europe) Limited accounted for as a combination of entities under common control; (2) comparing previously reported amounts of the Group to the previously issued financial statements for such periods; (3) comparing the schedules of intercompany transactions and balances between the Group and China Telecom (Europe) Limited and on a test basis checking that significant intercompany transactions and balances are properly eliminated; and (4) testing the mathematical accuracy of the consolidation schedule of the Group, which include the previously issued financial statements of the Group for such periods, the financial statements of China Telecom (Europe) Limited and the elimination of intercompany transactions and balances. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2012 other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated statements of comprehensive income, changes in equity, and cash flows of the Group for the year ended December 31, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2015 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong, the People’s Republic of China
March 18, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited, before the effects of the retrospective adjustments for the acquisition of China Telecom (Europe) Limited described in note 1, the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of China Telecom Corporation Limited and subsidiaries (the “Group”) for the year ended December 31, 2012 (the “2012 consolidated financial statements”). The 2012 consolidated financial statements before the effects of the retrospective adjustments discussed in note 1 are not presented herein. The 2012 consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the 2012 consolidated financial statements, before the effects of the retrospective adjustments for the acquisition of China Telecom (Europe) Limited described in note 1, present fairly, in all material respects, the results of operations and the cash flows of the Group for the year ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

/s/ KPMG

Hong Kong, China

March 20, 2013

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in millions)

	Note	December 31, 2013	December 31, 2014
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	4	16,070	20,436
Short-term bank deposits		2,287	1,379
Accounts receivable, net	5	20,022	21,562
Inventories	6	6,523	4,225
Prepayments and other current assets	7	7,569	10,581
Income tax recoverable		312	1,360

Total current assets		52,783	59,543
Non-current assets
Property, plant and equipment, net	8	374,341	372,876
Construction in progress	9	44,157	53,181
Lease prepayments		25,007	24,410
Goodwill	10	29,917	29,917
Intangible assets	11	8,045	8,984
Interests in associates	12	1,106	4,106
Investments	13	1,026	972
Deferred tax assets	14	2,927	3,232
Other assets	18	3,930	4,053

Total non-current assets		490,456	501,731

Total assets		543,239	561,274

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	27,687	43,976
Current portion of long-term debt	15	20,072	82
Accounts payable	16	81,132	88,458
Accrued expenses and other payables	17	69,633	72,442
Income tax payable		371	307
Current portion of finance lease obligations		1	—
Current portion of deferred revenues	18	1,202	1,060

Total current liabilities		200,098	206,325
Non-current liabilities
Long-term debt and payable	15	62,617	62,918
Deferred revenues	18	1,229	798
Deferred tax liabilities	14	631	1,125

Total non-current liabilities		64,477	64,841

Total liabilities		264,575	271,166
Equity
Share capital	19	80,932	80,932
Reserves	20	196,809	208,251

Total equity attributable to equity holders of the Company		277,741	289,183
Non-controlling interests		923	925

Total equity		278,664	290,108

Total liabilities and equity		543,239	561,274

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB
Operating revenues	21	283,176	321,584	324,394

Operating expenses
Depreciation and amortization		(49,666)	(69,083)	(66,345)
Network operations and support	22	(65,979)	(53,102)	(68,651)
Selling, general and administrative		(63,099)	(70,448)	(62,719)
Personnel expenses	23	(42,857)	(46,723)	(50,653)
Other operating expenses	24	(40,367)	(54,760)	(47,518)

Total operating expenses		(261,968)	(294,116)	(295,886)

Operating income		21,208	27,468	28,508

Net finance costs	25	(1,562)	(5,153)	(5,291)

Investment income		93	670	6

Equity in income of associates		78	103	34

Earnings before income tax		19,817	23,088	23,257

Income tax	26	(4,753)	(5,422)	(5,498)

Profit for the year		15,064	17,666	17,759

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(228)	414	(54)
Deferred tax on change in fair value of available-for-sale equity securities		57	(104)	14
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(2)	(79)	3
Share of other comprehensive income of associates		—	5	(3)

Other comprehensive income for the year, net of tax		(173)	236	(40)

Total comprehensive income for the year		14,891	17,902	17,719

Profit attributable to:
Equity holders of the Company		14,949	17,545	17,680
Non-controlling interests		115	121	79

Profit for the year		15,064	17,666	17,759

Total comprehensive income attributable to:
Equity holders of the Company		14,776	17,781	17,640
Non-controlling interests		115	121	79

Total comprehensive income for the year		14,891	17,902	17,719

Basic earnings per share	28	0.18	0.22	0.22

Number of shares (in millions)	28	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012		80,932	17,000	10,746	64,316	283	(863)	83,753	256,167	788	256,955

Profit for the year		—	—	—	—	—	—	14,949	14,949	115	15,064
Other comprehensive income		—	—	—	—	(171)	(2)	—	(173)	—	(173)

Total comprehensive income		—	—	—	—	(171)	(2)	14,949	14,776	115	14,891

Contribution from non-controlling interests		—	249	—	—	—	—	—	249	131	380
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(73)	(73)
Acquisition of the Sixth Acquired Business	1	—	(48)	—	—	—	—	—	(48)	—	(48)
Dividends	27	—	—	—	—	—	—	(5,625)	(5,625)	—	(5,625)
Appropriations	20	—	—	—	1,413	—	—	(1,413)	—	—	—
Others		—	(380)	—	—	—	—	—	(380)	—	(380)

Balance as of December 31, 2012		80,932	16,821	10,746	65,729	112	(865)	91,664	265,139	961	266,100

Profit for the year		—	—	—	—	—	—	17,545	17,545	121	17,666
Other comprehensive income		—	—	—	—	315	(79)	—	236	—	236

Total comprehensive income		—	—	—	—	315	(79)	17,545	17,781	121	17,902

Contribution from non-controlling interests		—	141	—	—	—	—	—	141	59	200
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of the Seventh Acquired Company	1	—	(278)	—	—	—	—	—	(278)	—	(278)
Dividends	27	—	—	—	—	—	—	(5,433)	(5,433)	—	(5,433)
Appropriations	20	—	—	—	1,663	—	—	(1,663)	—	—	—
Disposal of a subsidiary	1	—	380	—	—	—	—	11	391	(144)	247

Balance as of December 31, 2013		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664

Profit for the year		—	—	—	—	—	—	17,680	17,680	79	17,759
Other comprehensive income		—	—	—	—	(43)	3	—	(40)	—	(40)

Total comprehensive income		—	—	—	—	(43)	3	17,680	17,640	79	17,719

Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(77)	(77)
Dividends	27	—	—	—	—	—	—	(6,198)	(6,198)	—	(6,198)
Appropriations	20	—	—	—	1,680	—	—	(1,680)	—	—	—

Balance as of December 31, 2014		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in millions)

			Year ended December 31,
	Note		2012	2013	2014
			RMB	RMB	RMB
Net cash from operating activities	(a	)	70,722	88,351	96,405

Cash flows used in investing activities
Capital expenditure			(50,071)	(70,921)	(80,273)
Purchase of investments			—	—	(2,990)
Lease prepayments			(133)	(111)	(184)
Proceeds from disposal of property, plant and equipment			2,696	1,538	710
Proceeds from disposal of lease prepayments			255	360	121
Net cash (outflow) / inflow from disposal of a subsidiary			(116)	512	—
Purchase of short-term bank deposits			(2,730)	(2,750)	(2,566)
Maturity of short-term bank deposits			1,804	3,193	3,474
Payment of the payable to China Telecommunications Corporation related to the Mobile Network Acquisition			—	(14,269)	—
Payment for the first installment of the Mobile Network Acquisition			—	(25,500)	—

Net cash used in investing activities			(48,295)	(107,948)	(81,708)

Cash flows (used in) / from financing activities
Principal element of finance lease payments			—	(2)	(1)
Proceeds from bank debt and other loans			9,702	54,983	53,022
Repayment of bank debt and other loans			(24,133)	(44,053)	(56,819)
Payment of dividends			(5,625)	(5,433)	(6,198)
Payment for the acquisition price of the Fifth Acquisition	1		(29)	—	—
Payment for the acquisition price of the Sixth Acquisition	1		(48)	—	—
Payment for the acquisition price of the Seventh Acquisition	(b	)	—	—	(278)
Net cash contributions from/ (distributions to) non-controlling interests			331	142	(53)

Net cash (used in) / from financing activities			(19,802)	5,637	(10,327)

Net increase / (decrease) in cash and cash equivalents			2,625	(13,960)	4,370
Cash and cash equivalents at beginning of year			27,475	30,099	16,070
Effect of changes in foreign exchange rate			(1)	(69)	(4)

Cash and cash equivalents at end of year			30,099	16,070	20,436

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Earnings before income tax	19,817	23,088	23,257
Adjustments for:
Depreciation and amortization	49,666	69,083	66,345
Impairment losses for doubtful debts	1,612	1,744	2,084
Write down of inventories	235	360	151
Investment income	(93)	(670)	(6)
Equity in income of associates	(78)	(103)	(34)
Interest income	(591)	(361)	(304)
Interest expense	2,154	5,511	5,650
Unrealized foreign exchange (gain) / loss	(1)	3	(55)
(Gain) / loss on retirement and disposal of property, plant and equipment	(2,429)	(1,021)	2,287
Increase in accounts receivable	(2,124)	(3,156)	(3,594)
(Increase ) / decrease in inventories	(1,185)	(955)	2,280
Increase in prepayments and other current assets	(1,045)	(1,077)	(2,359)
Decrease / (increase) in other assets	484	294	(2)
Increase in accounts payable	5,016	3,210	6,473
Increase in accrued expenses and other payables	6,245	3,148	6,571
Decrease in deferred revenues	(1,360)	(1,014)	(573)

Cash generated from operations	76,323	98,084	108,171
Interest received	587	358	305
Interest paid	(2,200)	(5,573)	(5,693)
Investment income received	23	21	29
Income tax paid	(4,011)	(4,539)	(6,407)

Net cash from operating activities	70,722	88,351	96,405

(b) The Seventh Acquisition represents the acquisition of the 100% equity interest in China Telecom (Europe) Limited, a wholly owned subsidiary of China Telecommunications Corporation, by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) from China Telecommunications Corporation on December 31, 2013.

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data center service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

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

On June 30, 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), CT Global and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 (hereinafter, referred to as the “Third Acquisition”).

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

Organization (continued)

On April 30, 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd., a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 (hereinafter, referred to as the “Sixth Acquisition”).

On June 30, 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (“E-surfing Media”), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The final consideration for the disposal of the equity interest in E-surfing was arrived at RMB1,248.

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

On December 31, 2013, CT Global acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 (hereinafter, referred to as the “Seventh Acquisition”), and was paid by June 30, 2014.

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

The consolidated results of operations for the year ended December 31, 2012 and the consolidated financial position as of December 31, 2012 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Seventh Acquired Company are set out below:

	The Group (as previously reported)	The Seventh Acquired Company	The Group (as restated)
	RMB	RMB	RMB
Consolidated statement of comprehensive income for the year ended December 31, 2012:
Operating revenues	283,073	103	283,176
Profit for the year	15,040	24	15,064
Consolidated statement of financial position as of December 31, 2012:
Total assets	545,072	219	545,291
Total liabilities	279,042	149	279,191
Total equity	266,030	70	266,100

For the period presented, all significant transactions and balances between the Group and the Seventh Acquired Company have been eliminated on combination.

Set up of a subsidiary

On June 17, 2014, the Group set up a subsidiary, Chengdu E-store Technology Co., Ltd, which engages in software technology development.

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

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were approved and authorized by the Board of Directors on March 18, 2015.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 2(l)).

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

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the an investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

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

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. As of December 31, 2013 and 2014, the carrying amount of assets held under finance leases were RMB28 and RMB18, respectively.

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

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/ issuer.

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

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

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

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognized as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from value-added services is recognized when the services are provided to customers.

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

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31 2014, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB34,905, RMB36,490 and RMB26,122 for the years ended December 31, 2012, 2013 and 2014 respectively, among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB21,754, RMB22,795 and RMB15,340 for the years ended December 31, 2012, 2013 and 2014 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2012, 2013 and 2014, research and development expense was RMB608, RMB630 and RMB607 respectively.

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

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognized in other comprehensive income, in such case the effect of a change in tax rate is also recognized in other comprehensive income.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The IASB has issued a number of new and revised IFRSs that are effective for accounting period beginning on or after January 1, 2014. The Group has applied the following new interpretation and amendments to IFRSs that are effective for the current year:

•	Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”

•	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

•	IFRIC 21, “Levies”

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period (Note 37).

Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the criterion that an entity “currently has a legally enforceable right to set off the recognized amounts” and “intends either to settle on a net basis, or to realize the assests and settle the liability simultaneously”. The application of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements. The application of the amendments has no significant impact on the Group’s consolidated financial statements.

IFRIC 21, “Levies”

The interpretation defines a levy as payment to a government for which an entity receives no specific goods or services. A liability is recognized when the obligating event occurs. The obligating event is the activity that triggers payment of the levy. This is typically specified in the legislation that imposes the levy. The application of the interpretation has no significant impact on the Group’s consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2013	2014
	RMB	RMB
Cash at bank and in hand	14,639	18,660
Time deposits with original maturity within three months	1,431	1,776

	16,070	20,436

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

		December 31,
	Note	2013	2014
		RMB	RMB
Accounts receivable
Third parties		21,293	22,853
China Telecom Group	(i)	391	329
Other telecommunications operators in the PRC		536	858

		22,220	24,040
Less: Allowance for doubtful debts		(2,198)	(2,478)

		20,022	21,562

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2014:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
At beginning of year	1,942	2,024	2,198
Impairment losses for doubtful debts	1,624	1,740	2,075
Accounts receivable written off	(1,542)	(1,566)	(1,795)

At end of year	2,024	2,198	2,478

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	December 31,
	2013	2014
	RMB	RMB
Current, within 1 month	11,887	11,273
1 to 3 months	2,438	2,600
4 to 12 months	1,784	1,865
More than 12 months	488	660

	16,597	16,398
Less: Allowance for doubtful debts	(2,122)	(2,355)

	14,475	14,043

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	December 31,
	2013	2014
	RMB	RMB
Current, within 1 month	2,436	3,012
1 to 3 months	1,169	1,679
4 to 12 months	1,302	1,924
More than 12 months	716	1,027

	5,623	7,642
Less: Allowance for doubtful debts	(76)	(123)

	5,547	7,519

Ageing analysis of accounts receivable that are not impaired is as follows:

	December 31,
	2013	2014
	RMB	RMB
Not past due	17,839	19,408

Less than 1 month past due	1,206	1,356
1 to 3 months past due	977	798

Amounts past due	2,183	2,154

	20,022	21,562

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

6.	INVENTORIES

Inventories represent:

	December 31,
	2013	2014
	RMB	RMB
Materials and supplies	905	789
Goods for resale	5,618	3,436

	6,523	4,225

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2013	2014
	RMB	RMB
Amounts due from China Telecom Group	1,037	818
Amounts due from other telecommunications operators in the PRC	472	414
Prepayments in connection with construction work and equipment purchases	1,213	1,895
Prepaid expenses and deposits	2,418	3,398
Value-added tax recoverable	359	1,072
Other receivables	2,070	2,984

	7,569	10,581

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2013,	92,521	791,159	26,909	910,589
Additions	560	1,367	955	2,882
Transferred from construction in progress	2,926	58,424	1,494	62,844
Disposals	(657)	(14,915)	(1,126)	(16,698)
Reclassification	61	(175)	114	—

Balance at December 31, 2013	95,411	835,860	28,346	959,617

Additions	726	1,254	703	2,683
Transferred from construction in progress	2,661	57,880	1,497	62,038
Disposals	(642)	(74,688)	(1,670)	(77,000)
Reclassification	(2)	67	(65)	—

Balance at December 31, 2014	98,154	820,373	28,811	947,338

Accumulated depreciation and impairment:
Balance at January 1, 2013,	(36,248)	(481,932)	(18,628)	(536,808)
Depreciation charge for the year	(4,776)	(56,794)	(2,294)	(63,864)
Written back on disposal	540	13,819	1,037	15,396
Reclassification	(21)	44	(23)	—

Balance at December 31, 2013	(40,505)	(524,863)	(19,908)	(585,276)

Depreciation charge for the year	(4,735)	(55,687)	(2,266)	(62,688)
Written back on disposal	592	71,351	1,559	73,502
Reclassification	2	(7)	5	—

Balance at December 31, 2014	(44,646)	(509,206)	(20,610)	(574,462)

Net book value at December 31, 2014	53,508	311,167	8,201	372,876

Net book value at December 31, 2013	54,906	310,997	8,438	374,341

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2013,	32,500
Additions	77,364
Transferred to property, plant and equipment	(62,844)
Transferred to intangible assets	(2,863)

Balance at December 31, 2013	44,157
Additions	74,585
Transferred to property, plant and equipment	(62,038)
Transferred to intangible assets	(3,523)

Balance at December 31, 2014	53,181

10.	GOODWILL

	December 31,
	2013	2014
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,917	29,917

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	GOODWILL (continued)

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800, which was fully settled as of December 31, 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognized in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10.3% (2013: 10.6%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

11.	INTANGIBLE ASSETS

	Computer software	Customer relationships	Total
	RMB	RMB	RMB
Cost:
Balance at January 1, 2013	14,988	11,238	26,226
Additions	461	—	461
Transferred from construction in progress	2,863	—	2,863
Disposals/written-off	(221)	(11,238)	(11,459)

Balance at December 31, 2013	18,091	—	18,091
Additions	378	—	378
Transferred from construction in progress	3,523	—	3,523
Disposals	(239)	—	(239)

Balance at December 31, 2014	21,753	—	21,753

Accumulated amortization and impairment:
Balance at January 1, 2013	(7,458)	(9,554)	(17,012)
Amortization charge for the year	(2,787)	(1,684)	(4,471)
Written back on disposal/written-off	199	11,238	11,437

Balance at December 31, 2013	(10,046)	—	(10,046)
Amortization charge for the year	(2,923)	—	(2,923)
Written back on disposal	200	—	200

Balance at December 31, 2014	(12,769)	—	(12,769)

Net book value at December 31, 2014	8,984	—	8,984

Net book value at December 31, 2013	8,045	—	8,045

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INTERESTS IN ASSOCIATES

	December 31,
	2013	2014
	RMB	RMB
Unlisted equity investments, at cost	229	3,219
Share of post-acquisition changes in net assets	877	887

	1,106	4,106

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial position or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	29.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts in the Group’s consolidated financial statements are disclosed below:

China Tower Corporation Limited
2014
RMB
Current assets	9,676
Non-current assets	454
Current liabilities	244
Non-current liabilities	—

Operating revenues	—
Loss for the year	(114)
Other comprehensive income for the year	—
Total comprehensive income for the year	(114)

Dividend received from the associate	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	9,886
Non-controlling interests of the associate	—
Group’s effective interest in the associate	29.9%
Group’s share of net assets of the associate	2,956

Carrying amount of the associate in the consolidated financial statements of the Group	2,956

China Tower Corporation Limited was set up in July 2014, so no comparative figures are presented.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INTERESTS IN ASSOCIATES (continued)

	Shanghai Information Investment Incorporation
	2013	2014
	RMB	RMB
Current assets	5,721	6,309
Non-current assets	7,683	7,773
Current liabilities	4,795	4,887
Non-current liabilities	3,265	3,680

Operating revenues	3,772	3,740
Profit for the year	267	236
Other comprehensive income for the year	(1)	—
Total comprehensive income for the year	266	236

Dividend received from the associate	8	10

Reconciled to the Group’s interests in the associate
Net assets of the associate	5,344	5,515
Non-controlling interests of the associate	(1,733)	(1,738)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	867	906

Carrying amount of the associate in the consolidated financial statements of the Group	867	906

13.	INVESTMENTS

	December 31,
	2013	2014
	RMB	RMB
Available-for-sale equity securities	999	945
Other unlisted equity investments	27	27

	1,026	972

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

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,156	1,071	—	—	1,156	1,071
Property, plant and equipment	1,788	1,431	(773)	(184)	1,015	1,247
Deferred revenues and installation costs	288	425	(189)	(270)	99	155

Available-for-sale equity securities	—	—	(163)	(177)	(163)	(177)

Deferred tax assets/(liabilities)	3,232	2,927	(1,125)	(631)	2,107	2,296

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Balance at January 1, 2012	Recognized in consolidated statement of comprehensive income	Disposal of a subsidiary	Balance at December 31, 2012
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,011	19	(2)	1,028
Property, plant and equipment	720	293	—	1,013
Deferred revenues and installation costs	352	(115)	—	237
Available-for-sale equity securities	(130)	57	—	(73)

Net deferred tax assets	1,953	254	(2)	2,205

	Balance at January 1, 2013	Recognized in consolidated statement of comprehensive income	Disposal of a subsidiary	Balance at December 31, 2013
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,028	43	—	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	—	155
Available-for-sale equity securities	(73)	(104)	—	(177)

Net deferred tax assets	2,205	95	(4)	2,296

	Balance at January 1, 2014	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2014
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE

Short-term debt comprises:

	December 31,
	2013	2014
	RMB	RMB
Loans from banks – unsecured	5,443	5,399
Super short-term commercial papers – unsecured	—	18,997
Other loans – unsecured	182	182
Loans from China Telecom Group – unsecured	22,062	19,398

Total short-term debt	27,687	43,976

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2013 and 2014 was 4.7% per annum and 5.1% per annum, respectively. As of December 31, 2014, the loans from banks and other loans bear interest at rates ranging from 4.5% to 11.0% per annum and are repayable within one year; super short-term commercial papers amounting to RMB7 billion bear interest at a fixed rate of 5.30% per annum and are repayable in March 2015 while two batches of RMB6 billion super short-term commercial papers bear interest at a fixed rate of 5.55% per annum and were repaid in January 2015; the loans from China Telecom Group bear interest at rate of 4.5% per annum and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

Long-term debt and payable comprises:

		December 31,
	Interest rates and final maturity	2013	2014
		RMB	RMB
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	10	10

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	534	491

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	428	349

Other currencies denominated		20	15

		992	865
Other loans – unsecured

Renminbi denominated		1	1

Medium-term notes-unsecured (Note (i))		19,986	—

Amount due to China Telecommunications Corporation - unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710

Others		—	424

Total long-term debt and payable		82,689	63,000

Less: Current portion		(20,072)	(82)

Non-current portion		62,617	62,918

Note:
(i)	On December 28, 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. These medium-term notes were repaid by the Company on December 29, 2014.
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC on December 31, 2012 (hereinafter, referred to as the “Mobile Network Acquisition”). The Group may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Group pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2014 and 2015 are 6.25% and 5.11%, respectively.

If the amount is not paid when due, the Group is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

The aggregate maturities of the Group’s long-term debt and payable subsequent to December 31, 2014 are as follows:

RMB
2015	82
2016	82
2017	61,792
2018	71
2019	71
Thereafter	902

63,000

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As of December 31, 2013 and 2014, the Group has unutilized committed credit facilities amounting to RMB157,694 and RMB130,488 respectively.

16.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31,	December 31,
	2013	2014
	RMB	RMB
Third parties	66,115	71,934
China Telecom Group	13,905	15,667
Other telecommunications operators in the PRC	1,112	857

	81,132	88,458

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	December 31,	December 31,
	2013	2014
	RMB	RMB
Amounts due to China Telecom Group	1,690	1,043
Amounts due to other telecommunications operators in the PRC	59	72
Accrued expenses	14,774	17,242
Customer deposits and receipts in advance	53,063	54,014
Dividend payable	47	71

	69,633	72,442

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of installation fees for wireline services received from customers and the unused portion of calling cards.

	December 31,
	2013	2014
	RMB	RMB
Balance at beginning of year	3,445	2,431
Additions for the year
— calling cards	484	547

	484	547

Reductions for the year
— amortization of installation fees	(860)	(586)
— usage of calling cards	(638)	(534)

Balance at end of year	2,431	1,858

Representing:
— current portion	1,202	1,060
— non-current portion	1,229	798

	2,431	1,858

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2013 and 2014, the unamortized portion of these costs was RMB1,172 and RMB818, respectively.

19.	SHARE CAPITAL

	December 31,
	2013	2014
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES

	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (ii))
Balance as of January 1, 2012	17,000	10,746	64,316	283	(863)	83,753	175,235
Acquisition of the Sixth Acquired Business (Note 1)	(48)	—	—	—	—	—	(48)
Contribution from non-controlling interests	249	—	—	—	—	—	249
Others	(380)	—	—	—	—	—	(380)
Dividends (Note 27)	—	—	—	—	—	(5,625)	(5,625)
Appropriations (Note (iii))	—	—	1,413	—	—	(1,413)	—
Total comprehensive income for the year	—	—	—	(171)	(2)	14,949	14,776

Balance as of December 31, 2012	16,821	10,746	65,729	112	(865)	91,664	184,207
Acquisition of the Seventh Acquired Company (Note 1)	(278)	—	—	—	—	—	(278)
Disposal of a subsidiary	380	—	—	—	—	11	391
Contribution from non-controlling interests	141	—	—	—	—	—	141
Dividends (Note 27)	—	—	—	—	—	(5,433)	(5,433)
Appropriations (Note (iii))	—	—	1,663	—	—	(1,663)	—
Total comprehensive income for the year	—	—	—	315	(79)	17,545	17,781

Balance as of December 31, 2013	17,064	10,746	67,392	427	(944)	102,124	196,809
Dividends (Note 27)	—	—	—	—	—	(6,198)	(6,198)
Appropriations (Note (iii))	—	—	1,680	—	—	(1,680)	—
Total comprehensive income for the year	—	—	—	(43)	3	17,680	17,640

Balance as of December 31, 2014	17,064	10,746	69,072	384	(941)	111,926	208,251

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognized due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2014, the Company transferred RMB1,680, being 10% of the year’s net profit determined in accordance with IFRS, to this reserve. For the year ended December 31, 2013, the Company transferred RMB1,663, being 10% of the year’s net profit determined in accordance with the IFRS.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2014 and 2013.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES (continued)

Note: (continued)

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the company the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2013 and 2014, the amount of retained earnings available for distribution was RMB84,341 and RMB93,224 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,085 in respect of the financial year 2014 proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 27).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2012	2013	2014
			RMB	RMB	RMB
Wireline voice	(i	)	43,369	38,633	33,587
Mobile voice	(ii	)	49,166	58,217	54,673
Internet	(iii	)	87,662	99,394	112,431
Value-added services	(iv	)	31,137	36,230	38,419
Integrated information application services	(v	)	23,181	25,233	26,939
Telecommunications network resource services and lease of network equipment	(vi	)	15,737	17,586	17,332
Others	(vii	)	32,924	46,291	41,013

			283,176	321,584	324,394

Note:

Before June 1, 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from June 1, 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from June 1, 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Color Ring Tone, Internet data center and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	NETWORK OPERATIONS AND SUPPORT EXPENSES

Included in the Group’s network operations and support expenses are as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Operating and maintenance	24,840	29,963	38,159
Utility	7,823	11,404	11,644
Property rental and management fee	5,141	7,284	9,224
CDMA network capacity lease fee	25,546	—	—
Others	2,629	4,451	9,624

	65,979	53,102	68,651

23.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Network operations and support	28,392	30,551	32,855
Selling, general and administrative	14,465	16,172	17,798

	42,857	46,723	50,653

24.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			Year ended December 31,
	Note		2012	2013	2014
			RMB	RMB	RMB
Interconnection charges	(i	)	14,129	15,916	12,483
Cost of goods sold	(ii	)	26,162	38,764	33,836
Donations			12	11	23
Others	(iii	)	64	69	1,176

			40,367	54,760	47,518

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include other surcharges related to VAT.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Interest expense incurred	2,479	5,840	5,958
Less: Interest expense capitalized*	(325)	(329)	(308)

Net interest expense	2,154	5,511	5,650
Interest income	(591)	(361)	(304)
Foreign exchange losses	47	61	21
Foreign exchange gains	(48)	(58)	(76)

	1,562	5,153	5,291

* Interest expense was capitalized in construction in progress at the following rates per annum	1.3% -6.2%	4.5%-5.8%	4.5% -6.0%

26.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Provision for PRC income tax	4,900	5,590	5,237
Provision for income tax of other jurisdictions	50	31	58
Deferred taxation	(197)	(199)	203

	4,753	5,422	5,498

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

			Year ended December 31,
	Note		2012	2013	2014
			RMB	RMB	RMB
Earnings before income tax			19,817	23,088	23,257

Expected income tax expense at statutory tax rate of 25%	(i	)	4,954	5,772	5,814
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(269)	(216)	(248)
Differential tax rate on other subsidiaries’ income	(ii	)	(23)	(31)	(31)
Non-deductible expenses	(iii	)	539	428	347
Non-taxable income	(iv	)	(162)	(120)	(243)
Effect of change in tax rate	(v	)	155	4	—
Others	(vi	)	(441)	(415)	(141)

Actual income tax expense			4,753	5,422	5,498

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	INCOME TAX (continued)

Note: (continued)

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC gradually obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after obtaining the approvals from tax authorities were adjusted to reflect the change in tax rate. The overall effect of change in tax rate was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

27.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 18, 2015, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,085 for the year ended December 31, 2014 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 in respect of the year ended December 31, 2013 was declared and paid by July 18, 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 in respect of the year ended December 31, 2012 was declared and paid by July 19, 2013.

28.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2012, 2013 and 2014 is based on the profit attributable to equity holders of the Company of RMB14,949, RMB17,545 and RMB17,680 respectively, divided by 80,932,368,321 shares.

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

As of December 31, 2014, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

RMB
2015	2,635
2016	1,921
2017	1,389
2018	1,021
2019	678
Thereafter	1,495

Total minimum lease payments	9,139

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2012, 2013 and 2014 were RMB29,434, RMB6,057 and RMB7,779, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	COMMITMENTS AND CONTINGENCIES (continued)

Capital commitments

As of December 31, 2014, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	422
- telecommunications network plant and equipment	6,743

7,165

Authorized but not contracted for
- property	466
- telecommunications network plant and equipment	6,361

6,827

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that, no material contingent liabilities were assumed by the Group.

(b)	As of December 31, 2013 and 2014, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

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

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB999 and RMB945 as of December 31, 2013 and 2014 respectively was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(a) Fair Value Measurements (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term indebtedness is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.6% (2013: 1.0% to 6.8%). As of December 31, 2013 and 2014, the carrying amounts and fair values of the Group’s long-term debt and payable were as follows:

	December 31, 2013		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt and payable	82,689	82,002	63,000	63,043

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

(b) Risks (continued)

(ii) Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	27,687	28,279	28,279	—	—	—
Long-term debt and payable	82,689	99,135	24,874	3,951	69,690	620
Accounts payable	81,132	81,132	81,132	—	—	—
Accrued expenses and other payables	69,633	69,633	69,633	—	—	—
Finance lease obligations	1	1	1	—	—	—

	261,142	278,180	203,919	3,951	69,690	620

	2014
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	43,976	44,133	44,133	—	—	—
Long-term debt and payable	63,000	72,517	3,243	3,243	65,107	924
Accounts payable	88,458	88,458	88,458	—	—	—
Accrued expenses and other payables	72,442	72,442	72,442	—	—	—

	267,876	277,550	208,276	3,243	65,107	924

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 15) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

(iii) Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debts and long-term debts and payable. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2013		2014
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	4.7	26,807	5.0	43,156
Long-term debt	4.5	20,979	2.4	866

		47,786		44,022
Variable rate debt:
Short-term debt	5.5	880	5.6	820
Deferred consideration due to China Telecommunications Corporation (as defined in Note 15)	6.3	61,710	5.1	61,710

		62,590		62,530

Total debt		110,376		106,552

Fixed rate debt as a percentage of total debt		43.3%		41.3%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(iii) Interest rate risk (continued)

As of December 31, 2013 and 2014, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB469 and RMB469 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2013.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 93.1% (2013: 94.3%) of the Group’s cash and cash equivalents and 99.2% (2013: 99.1%) of the Group’s short-term and long-term debt and payable as of December 31, 2014 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt and deferred consideration due to China Telecommunications Corporation, and finance lease obligations. As of December 31, 2013 and 2014, the Group’s total debt-to-total assets ratio was 20.3% and 19.0% respectively, which is within the range of management’s expectation.

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

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials	(i)	3,029	3,563	3,729
Sales of telecommunications equipment and materials	(i)	2,685	3,885	3,089
Construction and engineering services	(ii)	10,203	14,543	15,478
Provision of IT services	(iii)	370	192	167
Receiving IT services	(iii)	764	1,136	1,171
Receiving community services	(iv)	2,652	2,826	2,885
Receiving ancillary services	(v)	9,541	11,208	11,549
Property lease income	(vi)	68	46	39
Property lease expenses	(vi)	352	673	695
Net transaction amount of centralized services	(vii)	570	616	246
Interconnection revenues	(viii)	48	44	45
Interconnection charges	(viii)	414	394	391
Internet applications channel services	(ix)	—	—	366
Interest on amounts due to and loans from China Telecom Group	(x)	24	3,912	4,431
Lease of CDMA network facilities	(xi)	—	157	193
Lease of inter-provincial transmission optic fibres	(xii)	82	25	22
Lease of land use rights	(xiii)	—	16	15
CDMA network capacity lease fee	(xiv)	25,546	—	—
Reimbursement of capacity maintenance related costs of CDMA network	(xv)	2,519	—	—
Mobile Network Acquisition	(xvi)	87,210	—	—

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 15).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Note: (continued)

(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.

(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.

(xiii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for leases of land use rights.

(xiv)	Represent amounts paid and payable to China Telecom Group for lease of CDMA network capacity.

(xv)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

(xvi)	Represent the final consideration of the Mobile Network Acquisition (Note 15).

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2013	2014
	RMB	RMB
Accounts receivable	391	329
Prepayments and other current assets	1,037	818

Total amounts due from China Telecom Group	1,428	1,147

Accounts payable	13,905	15,667
Accrued expenses and other payables	1,690	1,043
Short-term debt	22,062	19,398
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	99,367	97,818

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 15.

As of December 31, 2013 and 2014, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	9,041	14,329	11,598
Post-employment benefits	704	794	1,069

	9,745	15,123	12,667

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

Apart from transactions with parent company and its fellow subsidiaries(Note 32(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

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

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 22% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the years ended December 31, 2012, 2013 and 2014 were RMB5,049 and RMB5,682 and RMB6,229 respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2013 and 2014 was RMB707 and RMB669 respectively.

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

During the years ended December 31, 2012, 2013 and 2014, no stock appreciation right units were exercised. For the year ended December 31, 2014, compensation expense of RMB130 was recognized by the Group in respect of stock appreciation rights. For the year ended December 31, 2013, compensation expense of RMB39 was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended December 31, 2012, compensation expense of RMB163 was recognized by the Group in respect of stock appreciation rights.

As of December 31, 2013 and 2014, the carrying amount of the liability arising from stock appreciation rights was RMB124 and RMB254 respectively. As of December 31, 2013, 305 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB41. As of December 31, 2014, 609 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB183.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2014 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)		Principal activities

China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC		392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$	168 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC		MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$	1	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC		300	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC		91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia		AUD1 million	Provision of international value-added network services

China Telecom Korea Co., Ltd	Limited Company	May 16, 2012	South Korea		KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	June 26, 2012	Malaysia		RM500,000	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam		VND6,300 million	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES (continued)

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities
iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	10	Provision of instant messenger service

Chengdu E-store Technology Co., Ltd	Limited Company	June 17, 2014	PRC	45	Provision of software technology

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 73% owned by the Company, all of the above subsidiaries are directly or indirectly wholly owned by the Company. No subsidiaries of the Group have material non-controlling interest.

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

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 2(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the years ended December 31, 2012, 2013 and 2014, no provision for impairment loss was made against the carrying value of property, plant and equipment (Note 8). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortization

Property, plant and equipment and intangible assets are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2014

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards which are not yet effective for the annual accounting period ended December 31, 2014:

Effective for accounting period beginning on or after
Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2010-2012 Cycle”	July 1, 2014 (with limited exceptions.)
Amendments to IFRSs, “Annual Improvements to IFRSs 2011-2013 Cycle”	July 1, 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”	January 1, 2016
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016
Amendments to IAS 1, “Disclosure Initiative”	January 1, 2016
Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”	January 1, 2016
Amendments to IAS 27, “Equity Method in Separate Financial Statements”	January 1, 2016
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
IFRS 15, “Revenue from Contracts with Customers”	January 1, 2017
IFRS 9, “Financial Instruments”	January 1, 2018

The Group is in the process of making an assessment of the impact that will result from adopting the amendments and new standards issued by the IASB which are not yet effective for the accounting period ended on December 31, 2014. Except for IFRS 15, “Revenue from Contracts with Customers”, so far the Group believes that the adoption of these amendments and new standards is unlikely to have a significant impact on its financial position and the results of operations.

38.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2014 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.