Form 20-F
period 2015-12-31
CHINA TELECOM CORP LTD
filed 2016-04-28
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2014 and 2015, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2011 and 2012 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflect the acquisitions and divestment in 2012 and 2013, the establishment of new subsidiaries in 2014 and the tower assets disposal in 2015 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”, “—Changes in Our Corporate Organization in 2013”, “—Changes in Our Corporate Organization in 2014” and “Establishment of the Tower Company and the Disposal and Use of the Telecommunications Towers”.

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

	As of or for the year ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	245,149	283,176	321,584	324,394	331,202	51,129
Operating expenses	(221,028)	(261,968)	(294,116)	(295,886)	(304,760)	(47,047)
Operating income	24,121	21,208	27,468	28,508	26,442	4,082
Earnings before income tax	22,006	19,817	23,088	23,257	26,693	4,121
Income tax	(5,416)	(4,753)	(5,422)	(5,498)	(6,551)	(1,011)
Profit attributable to equity holders of the Company	16,494	14,949	17,545	17,680	20,054	3,096
Basic earnings per share(1)	0.20	0.18	0.22	0.22	0.25	0.04
Basic earnings per ADS(1)	20.38	18.47	21.68	21.85	24.78	3.83
Cash dividends declared per share	0.07	0.07	0.08	0.08	0.08	0.01

	As of or for the year ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	27,475	30,099	16,070	20,436	31,869	4,920
Accounts receivable, net	18,486	18,782	20,022	21,562	21,105	3,258
Total current assets	59,713	65,375	52,783	59,543	78,108	12,058
Property, plant and equipment, net	268,925	373,781	374,341	372,876	373,981	57,733
Total assets	419,331	545,291	543,239	561,274	629,561	97,187
Short-term debt	9,187	6,523	27,687	43,976	51,636	7,971
Current portion of long-term debt	11,766	10,212	20,072	82	84	13
Accounts payable	44,460	68,948	81,132	88,458	118,055	18,225
Total current liabilities	127,397	193,610	200,098	206,325	255,929	39,509
Long-term debt and payable	31,150	83,070	62,617	62,494	64,830	10,008
Deferred revenues (including current portion)	4,805	3,445	2,431	1,858	2,482	383
Total liabilities	162,376	279,191	264,575	271,166	324,810	50,142
Equity attributable to equity holders of the Company	256,167	265,139	277,741	289,183	303,784	46,896

Consolidated Cash Flow Data:
Net cash generated from operating activities	73,025	70,722	88,351	96,405	108,750	16,788
Net cash used in investing activities(2)	(43,646)	(48,295)	(107,948)	(81,708)	(102,250)	(15,785)
Capital expenditures(2)	(48,506)	(50,071)	(70,921)	(80,273)	(101,898)	(15,730)
Net cash (used in) / generated from financing activities	(27,723)	(19,802)	5,637	(10,327)	4,809	742

(1)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2011, 2012, 2013, 2014 and 2015 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(2)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 27, 2015, a final dividend of RMB6,160 million (RMB0.076120 per share equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2014 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 23, 2016, a final dividend of approximately RMB6,461 million (RMB0.079829 equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2015 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2015 (RMB6.4778 to US$1.00 and HK$7.7507 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” under this Item. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 22, 2016, the daily exchange rates reported by the Federal Reserve Board was RMB6.5004 to US$1.00 and HK$7.7564 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2015	6.3591	6.3180	October 2015	7.7503	7.7495
November 2015	6.3945	6.3180	November 2015	7.7526	7.7498
December 2015	6.4896	6.3883	December 2015	7.7527	7.7496
January 2016	6.5932	6.5219	January 2016	7.8270	7.7505
February 2016	6.5795	6.5154	February 2016	7.7969	7.7700
March 2016	6.5500	6.4480	March 2016	7.7745	7.7528
April 2016 (through April 22, 2016)	6.5004	6.4571	April 2016 (through April 22, 2016)	7.7569	7.7537

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2011, 2012, 2013, 2014 and 2015 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In particular, in December 2013, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation prior to its merger with China Network Communications Group Corporation), or Unicom Group, received a license from the MIIT to operate 4G business nationwide. The licenses permit each of China Mobile Group, China Telecom Group and Unicom Group to provide 4G services based on LTE/Time Division Duplex standard, or TD-LTE technologies. In addition, in February 2015, each of China Telecom Group and Unicom Group was granted by the MIIT the permit to provide 4G service based on Frequency-Division Long-Term Evolution standard, or LTE FDD technologies nationwide. We have been authorized by China Telecom Group to operate 4G business nationwide based on both TD-LTE technologies and LTE FDD technologies. We cannot assure you that: (i) our 4G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 4G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 4G services for us to deliver these services profitably; (iv) our competitors’ 4G, or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in providing 4G services. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations. We expect that the market competition will be further intensified as a result of our competitors expanding their 4G services, which could materially and adversely affect our business and prospect.

In December 2013, China Mobile Group received permission from the MIIT to authorize China Mobile to operate fixed-line telecommunications businesses. Prior to December 2013, China Unicom, China Tietong Telecommunications Corporation, or China Railcom, which is a wholly-owned subsidiary of China Mobile Group, CITIC NETWORKS Co., Ltd., and our Company were the only operators licensed by the MIIT to provide fixed-line telecommunications services in China. At the end of December 2015, China Mobile completed its acquisition from China Mobile Group of the fixed-line telecommunications businesses operated by China Railcom. China Mobile’s entry into the fixed-line broadband market has intensified and may continue to intensify competition in this sector, which could have a material adverse effect on our business, financial condition and results of operations.

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure), are competing with us in voice or data services. During the past few years, some of our traditional revenue contributors have experienced a slowdown in the growth rate or negative growth, primarily due to the alternative means of communication becoming increasingly popular among the consumers. For example, the aggregate revenues contributed by our wireline and mobile voice services grew at a rate of 4.7% in 2013 but decreased at a rate of 8.9% in 2014 and further decreased at a rate of 11.0% in 2015. We cannot assure you that such trend will not continue with respect to some of our traditional services, or our other services will not experience slowdown amid the intense market competition, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. For more details of the three-network convergence policy, please see “Item 4. Information on the Company – B. Business Overview – Three-Network Convergence Policy.” In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Mobile Telecommunications Resale Business, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business , pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. All of these measures are expected to encourage non-State owned companies to provide telecommunications services that could compete with our services. On December 25, 2014, the MIIT issued the Notice on Opening the Broadband Access Market to Private Capital, encouraging private capital to invest in the construction and operation of the broadband access network and cooperate with basic telecommunications operators in various ways to provide broadband access services and broadband resale services to customers and determining 17 cities including Beijing to be the first group of cities that would open their broadband access markets to private capital on a pilot basis. On September 23, 2015, the MIIT issued the Notice on Further Broadening the Scope of Trial Opening of the Broadband Access Business, to include another 44 cities into the trial scope that opens up the broadband access market to private capital. As of December 31, 2015, the MIIT granted broadband access pilot enterprises licenses to over 50 private companies. As of April 19, 2016, 67 cities have opened up their broadband access markets to private capital. As of December 31, 2015, we had entered into resale contracts with 25 out of the 42 mobile virtual network operators which had obtained the licenses from the MIIT, and 11 of these companies had started to offer 4G services. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

The growth of our mobile business is subject to uncertainties involved in the future operations of the Tower Company.

On July 11, 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited (“CMCL”) entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited to jointly establish China Communications Facilities Services Corporation Limited (later renamed as China Tower Corporation Limited, the “Tower Company”). The Tower Company will be responsible for constructing and operating telecommunications towers and ancillary facilities, while the basic telecommunications services providers, including us, will rent these telecommunications assets from the Tower Company. According to the policies of the MIIT, starting from January 1, 2015, in principle, the three telecommunications operators, including us, will no longer construct their own telecommunications towers. On October 14, 2015, the Company, CUCL, CMCL, the Tower Company and certain other parties entered into an Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, or the Transfer Agreement, pursuant to which each of the Company, CUCL and CMCL agreed to sell certain telecommunications towers and related assets to the Tower Company in exchange for new shares issued by the Tower Company, among others. On January 29, 2016, the Company and the Tower Company entered into a Share Subscription Agreement to acknowledge the number and price of the shares issued by the Tower Company to the Company. Currently, the Company and Tower Company have reached preliminary understanding and are in the process of negotiating arrangements in respect of our usage of certain telecommunications towers and related assets owned by the Tower Company. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Use of the Telecommunications Towers”.

The Tower Company will be of significant importance to the development of our mobile business and our results of operations. In particular, we are expected to use the telecommunications towers owned by the Tower Company for our mobile business. Because we do not control the Tower Company, we cannot assure you that it will act in the best interests of us. Given its short operational history, the operations of the Tower Company are subject to various uncertainties, including uncertainties as to the construction progress of the telecommunications towers and the quality of services provided by the Tower Company. In addition, we are in the process of negotiating with the Tower Company regarding the arrangements for our usage of its telecommunications towers and related assets, and we cannot assure you that we will be able to use such telecommunications towers and related assets on terms and conditions that are favorable to us. If the operations of the Tower Company cannot be carried out in a smooth and timely manner, or if we fail to use the relevant telecommunications towers and related assets at our desired locations and on terms and conditions that are favorable to us in order to expand our mobile network coverage, or if we cannot receive quality services on a timely basis from the Tower Company, the growth of our mobile business as well as our financial condition and results of operations may be materially and adversely affected.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. Tariffs for mobile voice services have continued to decrease in recent years, which further accelerated substitution of the wireline voice services by the mobile voice services. The number of our wireline telephone subscribers decreased by 7.9% at the end of 2014 compared to that at the end of 2013 and further decreased by 6.4% at the end of 2015. Revenues from our wireline voice services decreased by 13.1% in 2014 compared to 2013 and further decreased by 11.8% in 2015. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 12.0% in 2013 to 10.4% in 2014 and 8.9% in 2015.

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

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 22, 2016. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. The effective provision of our wireline voice, mobile voice and other services requires interconnection between our networks and those of China Telecom Group, Unicom Group, China Mobile Group and other telecommunications operators. Any interruption in our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and, in turn, our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that may seriously jeopardize our operations and adversely affect our profitability and growth.

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

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure. For example, in light of the Overview of the Plan of Achieving Coordinated Development of Beijing Municipality, Tianjin Municipality and Hebei Province which was passed on April 30, 2015 by the PRC government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. In addition, on May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. In order to further implement such policy requirements, we carried out a series of measures, including launching the upgrade service in 2015 October which would allow handset data subscribers who subscribe to our monthly data packages to rollover the unused data remaining in the monthly packages to the next month. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunication Resale Business , pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. We may face further policy requirements imposed by the PRC government on network speed upgrade, tariff reduction and price adjustment in the future. Any such requirements could materially adversely affect our profitability and results of operations. In addition, the PRC government has taken various initiatives and promulgated a number of regulations to encourage private capital to invest in the telecommunications industry, all of which have intensified, and are expected to continue to intensify, the competition in the telecommunications industry in the PRC. See “ – D. Risk Factors – Risks Relating to our Business – We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.”

The regulations and policies that govern the telecommunications industry in the PRC have experienced continuous changes in the past several years. The interpretation and enforcement of the PRC’s World Trade Organization commitments regarding telecommunications services may also affect telecommunications regulations. Possible future changes to regulations and policies of the PRC government governing the telecommunications industry could adversely affect our business and operations. For example, to provide a uniform regulatory framework for the orderly development of the telecommunications industry, the PRC government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People’s Congress or its Standing Committee, it is expected to provide a new regulatory framework for telecommunications regulation in the PRC. We cannot be certain how this law will affect our business and operations and whether it will contain more stringent regulatory requirements than the current telecommunications regulations. Any significant future changes in regulations or policies that govern the telecommunications industry may have a material adverse effect on our business and operations.

The PRC government may require us, along with other providers in the PRC, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate for the expenses incurred in the “Village to Village” and the “Broadband China” projects before the establishment of a universal service fund. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred by the telecommunications services providers in undertaking the “Broadband China” projects in the villages. On December 24, 2015, the MOF and the MIIT jointly promulgated the Notice on Telecommunications Universal Service Pilot Work which sets up certain goals for the telecommunication operators, including broadband coverage in 98% of the administrative villages and over 12Mbps broadband access capacity in rural villages, by 2020. Pursuant to the notice, the central government subsidies will be granted to the pilot areas determined by the MOF and the MIIT and the universal services providers will be selected through an open bidding process. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the relevant projects.

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

Our business operations in China are currently subject to PRC value-added tax, or VAT. On November 16, 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, introduced a pilot tax program under which the PRC business tax will be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services (including voice communication and lease or sale of network resources) is 11% and the pilot tax rate for value-added telecommunications services (including, among others, internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%. On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules.

The operating revenues are presented in the financial statements as excluding any VAT. Some of the expenditures of the Company do not qualify for input VAT credits, including, among others, depreciation and amortization and personnel expenses. In addition, the actual deduction of some of our expenditures as input VAT credits will depend on the application of VAT to the other industries. As a result, the VAT reform has had, and is expected to continue to have, an adverse effect on the revenues and operating profit of the Company in the short term. In the long term, the overall VAT of the Company is expected to decrease. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 – Qualitative and Quantitative Analysis of the VAT Reform Impact.”

We have experienced incidents of executive misconduct in the past, which could adversely impact our reputation, our financial condition and results of operations as well as the trading price of our securities.

According to the information disclosed on the website of Communist Party of China Central Commission for Discipline Inspection and Ministry of Supervision of the PRC on December 27, 2015, Mr. Chang Xiaobing, the former Chairman of Unicom Group and the then Chairman of China Telecom Group was under investigation by such authorities for suspected serious disciplinary violations. Mr. Chang was appointed as the chief executive officer of the Company on September 1, 2015 and the director and chairman of the Company on October 23, 2015. On December 30, 2015, Mr. Chang resigned from his positions as the executive director, chairman and chief executive officer of the Company with effect from the same date. Prior to his resignation, Mr. Chang had worked at the Company for four months.

The investigation conducted by the PRC authorities on Mr. Chang may harm our reputation and adversely affect our financial condition and results of operations as well as the trading price of our securities.

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

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008 and continued in the past few years, coupled with the on-going structural reform of the PRC economy, has led to a marked slowdown in, and may continue to slow down, the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.9% in 2015. The PRC economy may continue to grow at a relatively slow pace in the next few years. There is no assurance that the GDP growth rate of the PRC will not further decline. A slowdown in economic growth could reduce business activities and demand for our services. The global economy may continue to deteriorate in the future and continue to have an adverse impact on the PRC economy. Any significant slowdown in the PRC economy could have a material adverse effect on the PRC telecommunications industry as well as our business and operations.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter—bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the PRC government expanded the daily floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%, which was further expanded to 2.0% in March 2014. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Our Acquisition of the CDMA Business

On July 27, 2008, we, China Unicom and China Unicom Corporation Limited entered into an acquisition agreement, or the CDMA Acquisition Agreement, pursuant to which we agreed to acquire from China Unicom Corporation Limited the CDMA Business and related assets and liabilities (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd., or Unicom Huasheng) for a total consideration of RMB43,800 million. The cost of the acquisition had been fully paid by us by February, 2010.

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

Pursuant to the CDMA Network Acquisition Agreement, (i) RMB25,500 million of the Final Consideration was paid in January 2013 and (ii) the balance of the Final Consideration, or the Deferred Payment, will be payable at any time on or before the fifth anniversary of the Completion Date. Payment of the Final Consideration was and will be funded from our internal resources and relevant debt financing sources. The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without any penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecom Group at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a five basis points premium to the yield of the five-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the five-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for the first year, the second year, the third year and the fourth year after the Completion Date are 4.83%, 6.25%, 5.11% and 4.00%, respectively. In the event any amount payable by the Company under the CDMA Network Acquisition Agreement is not paid when due, the Company will be subject to liquidated damages on such amount at a daily rate of 0.03% of the arrears from the date following the applicable due date to the date when such amount has been paid in full.

Changes in Our Corporate Organization in 2013

On April 26, 2013, the Company entered into a disposal agreement with China Telecom Group, pursuant to which the Company agreed to sell to China Telecom Group an 80% equity interest in E-surfing Media, a subsidiary of the Company primarily engaging in providing platform operating services for mobile Internet video and Internet video and offering video services for subscribers through cooperation with content providers, for an initial consideration of RMB1,195 million. The initial consideration was subject to an adjustment based on 80% of the change in the book value of the net assets of E-surfing Media during the period from December 31, 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecom Group on June 30, 2013. The final consideration was arrived at RMB1,248 million and received by the Company by December 31, 2013.

On June 9, 2013, we set up a wholly-owned subsidiary, iMUSIC Culture & Technology Co., Ltd., or iMUSIC, which engages in the provision of music production and related information services. The registered capital of iMUSIC is RMB250 million.

On August 19, 2013, we set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., or Zhejiang Yixin, with Netease, Inc., a leading Internet technology company in China, to launch “YiChat”, a mobile Internet multimedia instant messaging application for smartphones. As of December 31, 2015, Zhejiang Yixin had a registered capital of RMB11 million, of which 65% was owned by us and the remaining 35% was owned by Netease, Inc.

On December 16, 2013, China Telecom Global, a wholly-owned subsidiary of the Company primarily engaged in the provision of international value-added network services, entered into an acquisition agreement with China Telecom Group, pursuant to which China Telecom Global agreed to purchase from China Telecom Group 100% of the equity interest in China Telecom (Europe) Limited, or China Telecom Europe, for an initial consideration of RMB261 million. The consideration was subject to an adjustment based on the change in the net asset value of China Telecom Europe from June 30, 2013 to the completion date. The initial consideration was paid within 15 business days upon the completion of the acquisition. The acquisition was completed on December 31, 2013, and the final consideration was RMB278 million, which was paid by June 30, 2014.

Changes in Our Corporate Organization in 2014

On June 17, 2014, we set up a wholly-owned subsidiary, Chengdu E-store Technology Co., Ltd., which engages in software technology development. The registered capital of Chengdu E-store Technology Co., Ltd.is RMB45 million.

Establishment of the Tower Company and the Disposal and Use of the Telecommunications Towers

On July 11, 2014, the Company, CUCL and CMCL entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited to jointly establish the Tower Company. The registered capital of the Tower Company is RMB10 billion. The Company, CUCL and CMCL subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares, respectively, of the Tower Company in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The Tower Company was registered on July 15, 2014 and was renamed as China Tower Corporation Limited on September 2, 2014. We had paid in our subscription of the registered capital of the Tower Company by December 31, 2014.

On October 14, 2015, the Company entered into the Transfer Agreement with (i) CMCL and related subsidiaries (together, “Mobile”), (ii) CUCL and Unicom New Horizon Telecommunications Company Limited (“New Horizon”, together with CUCL, “Unicom”), (iii) China Reform Holding Company Limited (“CRHC”) and (iv) the Tower Company. Pursuant to the Transfer Agreement, the Company agreed to sell certain telecommunications towers and related assets in an aggregate amount of RMB30,131 million and inject cash in the amount of RMB2,966 million to the Tower Company in exchange for 33,097 million new shares, with a par value of RMB1.00 per share, issued by the Tower Company. The cash injected by the Company into the Tower Company under the Transfer Agreement was funded by the Company using its internal cash resources. All conditions precedent to the completion of the transactions contemplated under this agreement were fulfilled and completion of the transactions contemplated under this agreement occurred on October 31, 2015. As a result, the Company, Mobile, Unicom and CRHC own 27.9%, 38.0%, 28.1% and 6.0%, respectively, of the share capital of the Tower Company. On January 29, 2016, the Company and the Tower Company entered into a Share Subscription Agreement to acknowledge the number and price of the shares issued by the Tower Company to the Company.

The Company realized a gain (subject to deduction of relevant expenses and taxes) from the tower assets disposal described above, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as at the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date of such tower assets disposal in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. The Company and the Tower Company have reached preliminary understanding, and are currently in the process of negotiating the arrangements, in respect of the Company’s use of certain telecommunications towers and related assets owned by the Tower Company.

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our mobile business and our results of operations. However, the operations of the Tower Company are subject to significant uncertainties, please see “Item 3. Key Information – D. Risk Factors - Risk Relating to Our Business – The growth of our mobile business is subject to significant uncertainties involved in the future operations of the Tower Company.” We expect that in the long term we would benefit from the operations of the Tower Company in the following aspects: (i) we would leverage the rich resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, remedy the weakness of having relatively less base stations at 800 MHz bandwidth and improve our network competitive strength; (ii) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the co-use synergies made possible by the Tower Company; and (iii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 22, 2016:

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
China Telecom (Europe) Limited
China Telecom System Integration Co., Limited
100%
China Telecom (Americas) Corporation
(Delaware, USA)
100%
China Telecom Best Tone Information Service Co., Limited
100%
Zhejiang Yixin Technology Co., Ltd.
65%
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

In December 2013, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 4G business nationwide based on TD-LTE technology. We have been authorized by China Telecom Group to operate TD-LTE 4G mobile business in the PRC. We launched our TD-LTE 4G mobile services in February, 2014 and have extended our TD-LTE 4G mobile services to around 100 cities in the PRC.

In 2014, China Telecom Group was approved by the MIIT, and authorized us, to commence and expand the LTE FDD and TD-LTE hybrid network trial in a number of key cities in the PRC. In February, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide.

Our Operation Strategy

In 2015, we continued to leverage on our economies of scale and focus on our data business to further increase both of our revenues and profits. In particular, we have implemented the following six operational strategies:

•	We focused on developing our 4G business and rapidly grew our 4G customers base;

•	We continued to expand our optic fiber broadband services to enhance core competitive advantage in broadband services;

•	We made every effort to promote all-network six-mode handsets to become the national standard and cooperated with the suppliers to enrich our 4G terminals offering;

•	We reinforced our efforts in promoting Internet applications to attract more customers;

•	We accelerated the Internet-oriented transformation of marketing channels and improved marketing efficiency;

•	We focused on improving service quality for our 4G and broadband services to enhance customer experience.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2013	2014	2015
Wireline Voice Services:
Local wireline access lines in service (in millions)	155.8	143.6	134.3
Residential	97.6	90.9	84.2
Government and enterprises	40.2	40.9	40.8
Public telephones	12.6	11.4	9.3
Wireless local access	5.4	0.4	—
Wireline local voice usage (in billion pulses)(1)	148.7	130.4	110.9
Domestic long distance wireline usage (in billion minutes) (2)	33.5	29.4	26.0
International, Hong Kong, Macau and Taiwan long distance wireline usage (in billion minutes)(3)	0.8	0.6	0.5
Mobile Voice Services:
Mobile subscribers (in millions)	185.6	185.6	197.9
Mobile voice usage (in billion minutes)	603.6	655.9	667.5
Internet Access Services:
Wireline broadband subscribers (in millions)	100.1	107.0	113.1
3G + 4G handset data traffic (in KTB)	175.1	266.6	554.7
Value-added Services
Mobile SMS Usage (in billion messages)	64.2	64.6	56.8
Mobile Color Ring Tone subscribers (in millions)	102.0	96.6	76.3
Wireline caller ID service subscribers (in millions)	103.1	93.7	87.7
Wireline Color Ring Tone subscribers (in millions)	62.2	56.9	51.3

(1)	Pulses are the billing units for calculating local telephone usage fees.
(2)	Includes calls originated by mobile subscribers that are carried over our long distance networks.
(3)	Includes calls originated by subscribers of other operators that are carried through the international gateways of China Telecom Group.

Our Products and Services

Wireline Voice Services

The total number of wireline telephone subscribers decreased to 134.3 million as of December 31, 2015 from 143.6 million as of December 31, 2014.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total local wireline usage decreased by approximately 15.0% from 130.4 billion pulses in 2014 to 110.9 billion pulses in 2015. Total domestic long distance wireline usage was 26,005 million minutes in 2015, representing a decrease of approximately 11.7% from 29,442 million minutes in 2014. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2015 was 498 million minutes, representing a decrease of approximately 20.3% from 625 million minutes in 2014.

The decrease in the number of wireline telephone subscribers and wireline voice service usage was primarily attributable to the increasing penetration of mobile voice and other alternative communication means, such as Over the Top messaging services and the migration of some of our wireline telephone subscribers to our mobile services.

Mobile Voice Services

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Amid the intense market competition in 2015, the number of subscribers of our mobile services grew by 6.6% from 185.6 million as of December 31, 2014 to 197.9 million as of December 31, 2015. The mobile voice usage increased to 667.5 billion minutes in 2015 from 655.9 billion minutes in 2014.

In 2015, we focused on developing our 4G services. We seek to further expand our mobile subscriber base through marketing efforts in open channel sales of 4G mobile handsets.

In addition, we continued to enhance the scale development of industry applications to attract government and enterprise subscribers.

Internet Access Services

Our Internet access services consist of wireline Internet access services, including dial-up and broadband services, and mobile Internet access services. Internet access services have become increasingly important in our revenue structure. We offer Internet access services through integrated and customizable service plans along with other services, which create the synergy that mutually benefits our Internet access, mobile and other services.

In 2015, we focused promotion on 50/100Mbps broadband products and continued to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. In 2015, we completed optic fiber upgrade in 170,000 copper-network communities, and as a result, the total optic fiber upgraded communities accounted for 85% of all copper-network communities as of December 31, 2015. The number of our wireline broadband subscribers reached 113.1 million as of December 31, 2015, up by 5.7% from 107.0 million as of December 31, 2014. Among these subscribers, fiber-to-the-home subscribers, or FTTH subscribers, reached 70.99 million, accounting for approximately 62.8% of the total wireline broadband subscribers as of December 31, 2015, representing an increase of 66.6% over the number of FTTH subscribers as of December 31, 2014. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network by focusing on developing our 4G services. In 2015, we built 330,000 new 4G base stations, including 10,000 new LTE-A base stations in 45 key cities in the PRC, reaching a total of 510,000 4G base stations as of December 31, 2015. The number of subscribers of our 3G and 4G services increased from 118.6 million as of December 31, 2014 to 143.1 million as of December 31, 2015, representing 72.3% of our mobile subscribers. As of December 31, 2015, the number of our 4G terminal users reached 58.5 million, accounting for 29.5% of our mobile subscribers. In 2015, our total 3G/4G handset data traffic reached 555 KTB, representing an increase of 108.1% over 2014, and the monthly average mobile data traffic per 4G terminal user reached 751 MB, which was nearly twice of that per 3G/4G handset subscriber, significantly contributing to the volume and revenue of our data services.

Value-Added Services

Our value-added services comprise primarily wireline and mobile value-added services.

Our wireline value-added services include our wireline voice related services, such as caller ID services, Color Ring Tone services and short messaging services, or SMS. Color Ring Tone refers to a service where subscribers can customize the answer ring tone heard by the caller from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone. Our wireline value-added services also include wireline Internet related services, such as Internet data center, or IDC, services, IP-virtual private dial-up network, or IP-VPDN, services, and Internet protocol TV (e-Surfing HD), or IPTV (e-Surfing HD), services.

Our mobile value-added services primarily consist of (i) function-based services, such as mobile Color Ring Tone services, multimedia messaging services, or MMS and email services, (ii) content-based services and applications, such as content services relating to music, as well as (iii) industry-specific applications for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital and integrated e-Surfing radio-frequency identification, or RFID. Our broad portfolio of mobile Internet products and applications has gained wide market acceptance and contributed to the development of our mobile value-added services. The usage volumes of music and video content services through our mobile network increased significantly. Our industry-specific applications continue to gain market acceptance.

The number of subscribers to our wireline caller ID services was 87.7 million as of December 31, 2015, a decrease from 93.7 million as of December 31, 2014. The usage volume of our mobile SMS decreased by 12.1% from 64.6 billion messages in 2014 to 56.8 billion messages in 2015. The number of subscribers to our mobile Color Ring Tone services decreased to 76.3 million as of December 31, 2015 from 96.6 million as of December 31, 2014. We experienced rapid growth in our IPTV (e-Surfing HD) and IDC businesses in 2015. The number of our IPTV (e-Surfing HD) subscribers had an increase of more than 9 million in 2015, reaching approximately 40 million as of December 31, 2015. We enhanced our efficiently-centralized cloud resource operating capacity by constructing the largest “8+2+X” (including eight core regional nodes, two data centers in Inner Mongolia and Guizhou and flexible urban edge nodes according to customers’ demand) cloud resource layout in China. As of December 31, 2015, approximately 155,000 cabinets were put into service. The Inner Mongolia data center was put into operation in 2014 and the construction of the Guizhou data center began in August 2015. In terms of the designed capacities, the Inner Mongolia data center and the Guizhou data center can accommodate 150,000 frames and 2,400,000 servers in the aggregate. In addition, we have begun the construction of Data Center Interconnect, or DCI, and have achieved interconnection of 15 key IDCs.

Integrated Information Application Services

Our integrated information application services consist of “Best Tone” services, IT services and IT application services as well as Internet information services. “Best Tone” service provides our customers with phone number storage, enquiry and call transfer services, as well as various information needed in daily life. IT services and IT application services include information technology-based integrated solutions such as system integration, outsourcing, special advisory, information application, knowledge services and software development. Internet information services refer to products and applications, such as music, video, software and recharge of online game cards, provided through broadband access and operated on a nationwide basis.

In 2015, our integrated information application services continued to expand primarily due to the rapid growth of our IT services and IT application services. By leveraging our strength in the government and enterprise markets, we focused on key areas to provide differentiated and innovative products and services, expand the scale of our industry informatization products, especially in the government, education and healthcare sectors, and promote the transformation from ICT to information Internet-ware technology, or IIT. To further enhance these services, we seek to develop services incorporating new technologies such as cloud computing and Internet of Things.

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

In 2015, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting and technical support and services by contacting any of our designated account managers.

Other Services

Our other services primarily include sales and repairs and maintenance of equipment as well as the resale of mobile services.

Our Customers and Brand Management

In 2015, we continued to promote our full-service brand names under our enterprise brand “China Telecom,” and further enhanced “e-Surfing” as our leading brand name through, among others, promoting our “e-Surfing 4G+” mobile business, all-network smartphones as well as content application services. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “e-Surfing.”

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

With respect to international, Hong Kong, Macau and Taiwan roaming of our mobile voice services, we provide roaming services to our customers and determine the roaming charges in accordance with roaming agreements between China Telecom Group and the international, Hong Kong, Macau and Taiwan operators.

Internet Access Services, Value-added Service and Integrated Information Application Services

We determine tariffs for these services according to market conditions.

Telecommunications Network Resource Services and Lease of Network Equipment

Telecommunications Network Resource Services. We determine the tariffs for our telecommunications network resource services according to market conditions. We generally charge a fee for installation of our telecommunications network resource services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our telecommunications network resource services in recent years.

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

International Roaming

We provide international roaming services across different mobile network standards, including CDMA, CDMA to Global System for Mobile Communications, or GSM, CDMA to Wideband Code Division Multiple Access, or WCDMA, and LTE to WCDMA, as well as 4G international roaming services on LTE to LTE networks, to our subscribers, which allow them to access mobile telecommunications services and use voice, SMS and data services while they are physically outside of their registered service area but in the coverage areas of other mobile telecommunications networks in other countries and regions with which we or our GSM/WCDMA roaming sponsor have roaming arrangements.

As of December 31, 2015, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local CDMA operators or GSM/WCDMA/LTE roaming providers. A mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues and expenses with international operators in accordance with roaming agreements between China Telecom Group and the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

Marketing, Sales, Distribution and Customer Services

Marketing, Sales and Distribution

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

In order to achieve the scale development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we fully leveraged the integrated edges of networks, cloud computing and security capability, vigorously developed new types of information and communication technology, or ICT, and industrial Internet services, cloud and big data business, provided differentiated and innovative services for healthcare, education, government and other key industries to expand the user base. For the family market, we focused on development of optic fiber broadband, increased the end-to-end speed and enriched the contents for e-Surfing HD and Smart Family applications to provide overall information technology solutions. For the individual market, we focused on differentiated applications, attracting new customers through “4G + Application” to accelerate the acquisition of 4G terminal users. In addition, we seek to further expand our business in the rural areas through establishing distribution channels and setting up all-network stores in towns to achieve “one town, one store” coverage. For the overseas market, we accelerated our resources layout in the key countries and areas involved in the “One Belt One Road” initiative rolled out by the PRC government, in order to provide integrated solutions for overseas carriers, overseas Chinese companies and multinational corporations.

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to industrial clients, commercial clients and campus clients; (ii) electronic-based service channel such as customer service hotlines, online service centers, mobile applications and third-party e-commerce platforms; (iii) business outlets channel, including self-owned and third-party business outlets; and (iv) mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores. As part of our strategy to provide integrated services, we continue to enhance resources sharing with respect to information relating to sales and distribution across our sales and distribution networks. In 2015, we comprehensively promoted Internet-based channel operation by strengthening traffic flow in online channels and enhancing user experience in offline channels. We carried out “Collaboration with Strong Partners” and “e-Surfing Recommended” promotions in our business outlets channel, which resulted in significant increase in sales of terminals and mobile phone cards in open channels. In government and enterprise channels, we implemented the “Sales Elite” program, which resulted in rapid expansion of our subscriber scale. In electronic channels, we reinforced our efforts for data traffic sales, which resulted in a rapid increase in the sales volume of data traffic packages.

In 2015, we implemented “the Excellent 100” program to encourage handset manufacturers to produce popular 4G handsets that are compatible with our network, which in turn enriched our 4G handset portfolio. We made every effort to promote “All-Network Six-Mode Handsets” to become the national standard. We also promoted signature handsets such as security handsets, video handsets and Taobao handsets to cater to the differentiated needs of our customers. The portfolio of handsets offered was further enlarged and the cost performance was further enhanced. In 2015, we offered approximately 300 4G terminal models, including approximately 70 all-network six-mode 4G terminal models and 11 4G+ terminal models to our customers.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, customer relationship management, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our value-added services.

Customer Service

We provide customer services through all channels on our integrated sales and distribution channel network and continue to enrich our customer services channels by partnering with third-party Internet-based channels, including launching customer service platforms on “Yichat” and “Wechat”, two mobile messaging applications, as well as “Weibo”, a Chinese microblogging website. Our customer services typically include service inquiries, service applications, customers’ complaints, product and service promotions, service initiation and termination, payment reminder services and emergency services. Through establishing and implementing our customer full-service standard, we have significantly improved our basic customer services, such as service processing time, request responding time and providing service related and other information to customers through text messages.

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

Network Architecture

Our network system consists of access networks, data networks, core networks, transport networks, service networks and support networks.

•	Access networks: Access networks include wireline access network based on copper cables and optic fibers and wireless access network based on CDMA, TD-LTE and LTE FDD, which are directly connected to customers to provide data and voice services.

•	Data networks: Data networks include Internet network and basic data network, and provide network support for all telecommunications services based on IP.

•	Core networks: Core networks include our wireline telephone network, mobile core network, and support our basic telecommunications services.

•	Transport networks: Transport networks provide electronic transmission of various service signals for access networks, data networks and core networks.

•	Service networks: The service networks provide the platform and ancillary systems for a variety of value-added services and application products.

•	Support networks: Support networks include signaling networks, digital synchronous networks and various network management systems, in order to support the reliable and effective operation of our networks and services at all levels.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 24.1% of our total amount of annual purchases in 2015. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 8.3% of our total amount of annual purchases in 2015.

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

Since the PRC’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services will be subject to a limit of 49.0% and the foreign ownership in value-added telecommunications services other than e-commerce services will be subject to a limit of 50.0%. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers), among others, are competing with us in voice or data services.

In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. In May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators and resell such services to customers. In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informatization Development Plan on September 29, 2013, the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014 and the Notice on Further Broadening the Scope of Trial Opening of the Broadband Access Business on September 23, 2015. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. As of December 31, 2015, the MIIT had granted broadband access pilot enterprises licenses to over 50 private companies. As of December 31, 2015, we had entered into resale contracts with 25 out of the 42 mobile virtual network operators which had obtained the licenses from the MIIT, and 11 of these companies had started to offer 4G services.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2018, which is automatically renewable for three more years at our option. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Trademark License Agreements.”

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

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in the PRC must apply for licenses from the MIIT. In accordance with the approval of the MIIT, we derive our exclusive rights to operate our business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business. In January 2009, China Telecom Group received a license from the MIIT to operate 3G services nationwide, which permits China Telecom Group to provide 3G services based on CDMA2000 technology. We have been authorized by China Telecom Group to operate 3G services nationwide based on CDMA2000 technology. In December 2013, China Telecom Group, Unicom Group and China Mobile Group received licenses from the MIIT to operate 4G services nationwide based on TD-LTE technology. We have been authorized by China Telecom Group to operate 4G services nationwide based on TD-LTE technology. In 2014, China Telecom Group was approved by the MIIT, and authorized us, to expand the LTE FDD and TD-LTE hybrid network trial in a number of cities in the PRC. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide.

After its accession to the WTO in December 2001, the PRC promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in the PRC to foreign operators. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications services subject to the approval of the MIIT and the Ministry of Commerce (formerly the Ministry of Foreign Trade and Economic Cooperation). Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, inasmuch as the issuance of new licenses is governed by a separate set of rules and regulations. In recent years, the PRC gradually fulfilled the market-opening commitments it made to the WTO and lifted many restrictions for foreign investors and service providers in respect of telecommunications services. The remaining restrictions regarding mobile services, value-added telecommunications services and fixed line services are as follows:

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

The primary interconnection settlement arrangement for the Internet backbone networks in China is the interconnection settlement through the network access points, or the NAPs, which is determined by the MIIT. The MIIT announced in 2013 that it would reduce the interconnection settlement charges for the Internet backbone networks by 30% per year in the next five years starting from 2013. The interconnection settlement charges for the NAPs was further reduced by the MIIT starting from November 1, 2015, and is currently set as RMB280,000 per gigabyte.

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

In 2015, we paid approximately RMB167 million of usage fees for the telecommunications network numbers and approximately RMB382 million of frequency usage fees, respectively.

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

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, our Company, together with other telecommunications operators, has undertaken the “Village to Village” project since 2004. Currently, the PRC government implements the “Broadband China” projects which require telecommunications operators to provide broadband services in a number of remote villages in the PRC as part of their universal service obligations. The MOF and the MIIT jointly issued the Notice of Implementation of Telecommunications Universal Services on a Trial Basis in December 2015, which provided that the telecommunications universal services should take a market-oriented approach and that the telecommunications universal services providers should be selected through a public bidding process. Under the “Broadband” projects, China Telecom Group and our Company had invested in the construction of broadband network facilities in certain remote villages of 21 provinces and autonomous regions by the end of 2015. We believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of telecommunications, television broadcast and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 volunteer regions (cities) and enterprises for the first trial. Following the completion of the first trial in December 2011, the State Council announced 42 additional regions (cities) for the second phase of the trial. In September 2012, we received the Information Network Communicated Audio-Video Program License from the State Administration of Press, Publication, Radio, Film and Television (the “SARFT”, formerly, the State Administration of Radio, Film and Television). In August 2015, the General Office of the State Council issued the Notice of Plan of Furthering the Three-Network Convergence, which marked the completion of the trial plan of the three-network convergence and called for furthering the three-network convergence nationwide.

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

VAT Reform Applicable to the Telecommunications Industry

On November 16, 2011, the Ministry of Finance, or the MOF, and the SAT, introduced a pilot tax program under which the PRC business tax would be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules. The application of the VAT to the telecommunications industry has had, and is expected to continue to have, a material adverse effect on our revenues and operating profits in the short term, but such adverse effect is expected to gradually decrease in the long term. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Implementation of a value-added tax to replace the business tax in the PRC may decrease our revenues and profitability.” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 – Qualitative and Quantitative Analysis of the VAT Reform Impact.”

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

Mobile Number Portability Trial

In April 2009, Hainan Province kicked off the mobile number portability trial with a team of experts from the MIIT holding a training session in the city of Haikou to introduce the relevant policies and requirements for the mobile number portability trial, which would allow mobile users to migrate from the network of one telecommunications operator to another without having to change their mobile numbers. In November 2010, Tianjin and Hainan each began mobile number portability trial for the local China Mobile subscribers. Pursuant to the relevant policy then issued by the MIIT, mobile users of China Mobile, China Unicom and our Company in Tianjin may migrate among the networks of the three operators, while mobile users in Hainan may only migrate from China Mobile to our Company or China Unicom and not from China Unicom or our Company to China Mobile. In May 2014, the MIIT promulgated the Administration Measures on Mobile Number Portability Trial, effective as of May 17, 2014, which regulated the implementation measures for mobile number portability trials. On the same date, Hainan began providing the local mobile users with mobile number portability among the local networks of our Company, China Unicom and China Mobile. On September 20, 2014, Jiangxi, Hubei and Yunnan began offering mobile number portability services to the local mobile users. In September 2015, the MIIT commenced a thorough evaluation of the mobile number portability trial in order to determine whether or not to expand the trial across the nation. As of the date of this annual report, such evaluation is still on-going.

C.	Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

D.	Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007, March 31, 2008, August 25, 2010, August 22, 2012 and September 23, 2015, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group—Centralized Services Agreement.”

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

Our audited consolidated financial statements included elsewhere in this annual report reflect the acquisitions and divestment in 2013, the establishment of new subsidiaries in 2014 and the tower assets disposal in 2015 described under “Item 4. Information on the Company—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008”, “—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”, “—Changes in Our Corporate Organization in 2013”, “—Changes in Our Corporate Organization in 2014” and “Establishment of the Tower Company and the Disposal and Use of the Telecommunications Towers”.

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

On October 14, 2015, the Company entered into the Transfer Agreement with the Tower Company and certain other parties thereto, pursuant to which the Company agreed to sell certain telecommunications towers and related assets in an aggregate amount of RMB30,131 million and inject cash in the amount of RMB2,966 million to the Tower Company in exchange for 33,097 million new shares, with a par value of RMB1.00 per share, issued by the Tower Company. Following the completion of such this transaction, the Company holds 27.9% of the share capital of the Tower Company. The Company realized a gain (subject to deduction of relevant expenses and taxes) from such tower assets disposal, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as at the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. As a result, a gain from the tower assets disposal in the amount of RMB5,214 million was recognized in the consolidated statement of comprehensive income for the year ended December 31, 2015. The Company and the Tower Company have reached preliminary understanding, and are currently in the process of negotiating the arrangements, in respect of the Company’s use of certain telecommunications towers and related assets owned by the Tower Company. The Company estimated the telecommunications towers usage fees payable to the Tower Company in 2015 taking into account factors including the depreciation cost, maintenance cost, markup margin and sharing discount. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Use of the Telecommunications Towers”, and Notes 2 and 33(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Financial Overview

Our operating revenues increased by 2.1%, from RMB324,394 million in 2014 to RMB331,202 million in 2015. The increase was mainly attributable to revenues growth from Internet access services, value-added services, integrated information application services and telecommunications network resource services and lease of network equipment as well as other related services. Our total operating expenses increased by 3.0%, from RMB295,886 million in 2014 to RMB304,760 in 2015. The increase in operating expenses was primarily due to increases in network operations and support expenses, which was partially offset by the decrease in selling, general and administrative expenses. Our operating income decreased by 7.2%, from RMB28,508 million in 2014 to RMB26,442 million in 2015. The profit attributable to equity holders of the Company increased from RMB17,680 million in 2014 to RMB20,054 million in 2015.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues: (1)
Wireline voice services(2)	38,633	12.0%	33,587	10.4%	29,610	8.9%
Mobile voice services(3)	58,217	18.1%	54,673	16.9%	48,983	14.8%
Internet access services(4)	99,394	30.9%	112,431	34.7%	126,546	38.2%
Value-added services(5)	36,230	11.3%	38,419	11.8%	39,044	11.8%
Integrated information application services(6)	25,233	7.8%	26,939	8.3%	27,299	8.3%
Telecommunications network resource services and lease of network equipment(7)	17,586	5.5%	17,332	5.3%	17,635	5.3%
Other services(8)	46,291	14.4%	41,013	12.6%	42,085	12.7%

Total operating revenues	321,584	100.0%	324,394	100.0%	331,202	100.0%

(1)	Before June 1, 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from June 1, 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. VAT is excluded from operating revenues. With effect from June 1, 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.
(2)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(3)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(4)	Represent amounts charged to customers for the provision of Internet access services.
(5)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Color Ring Tone, Internet data center and Virtual Private Network services and etc.
(6)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(7)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(8)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	69,083	21.5%	66,345	20.5%	67,664	20.4%
Network operations and support expenses	53,102	16.5%	68,651	21.2%	81,240	24.5%
Selling, general and administrative expenses	70,448	21.9%	62,719	19.3%	54,472	16.4%
Personnel expenses	46,723	14.6%	50,653	15.6%	52,541	15.9%
Other operating expenses	54,760	17.0%	47,518	14.6%	48,843	14.8%

Total operating expenses	294,116	91.5%	295,886	91.2%	304,760	92.0%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	321,584	100.0%	324,394	100.0%	331,202	100.0%
Operating expenses	294,116	91.5%	295,886	91.2%	304,760	92.0%
Operating income	27,468	8.5%	28,508	8.8%	26,442	8.0%
Profit attributable to equity holders of the Company	17,545	5.5%	17,680	5.5%	20,054	6.1%
Net cash from operating activities	88,351	—	96,405	—	108,750	—

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

We offer promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which are the sales of terminal equipment. We recognize revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2015, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote our core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration.

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

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically in order to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period.

The recoverable amount of an asset or a cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risk specific to the asset for which the estimates of future cash flow have not been adjusted. The goodwill arising from a business combination, for the purposes of impairment testing, is allocated to cash generating units that are expected to benefit from the synergies of the combination.

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

For the year ended December 31, 2015, provision for impairment losses of RMB51 million were made against the carrying value of long-lived assets. For the years ended December 31, 2013 and 2014, no provision for impairment loss was made against the carrying value of long-lived assets.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2015:

	Year Ended December 31,
	2013	2014	2015
	(RMB in millions)

At beginning of year	2,024	2,198	2,478
Impairment losses for doubtful debts	1,740	2,075	2,172
Accounts receivable written off	(1,566)	(1,795)	(1,715)

At end of year	2,198	2,478	2,935

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2015 financial statements, the International Accounting Standards Board has issued the following amendments and new standards which are not yet effective and not early adopted for the annual accounting period ended December 31, 2015:

Effective for accounting period beginning on or after
Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendments to IAS 1, “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”	January 1, 2016
Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016
Amendments to IAS 7, “Disclosure Initiative”	January 1, 2017
Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers”	January 1, 2018
IFRS 16, “Leases”	January 1, 2019
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

We are in the process of making an assessment of the impact that will result from adopting the amendments and new standards issued by the IASB which are not yet effective for the accounting period ended December 31, 2015. Except for IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far we believe that the adoption of these amendments and new standards is unlikely to have a significant impact on our financial position and the results of operations.

A.	Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating Revenues

Our operating revenues increased by RMB6,808 million, or 2.1%, from RMB324,394 million in 2014 to RMB331,202 million in 2015. This increase was primarily driven by the revenues growth from Internet access services, value-added services, integrated information application services, telecommunications network resource services and lease of network equipment and other services, which was partially offset by a decrease in revenues from wireline voice services and mobile voice services.

Wireline Voice Services. Revenues from our wireline voice services decreased by 11.8%, from RMB33,587 million in 2014 to RMB29,610 million in 2015. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services, as well as the migration of some of our wireline telephone subscribers to our 3G and 4G services. Revenues from our wireline voice services accounted for 8.9% of our operating revenues in 2015, compared to 10.4% in 2014.

Mobile Voice Services. Revenues from our mobile voice services decreased by 10.4%, from RMB54,673 million in 2014 to RMB48,983 million in 2015, representing 14.8% of our operating revenues in 2015, compared to 16.9% in 2014. This decrease was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communications.

Internet Access Services. Revenues from our Internet access services increased by 12.6% from RMB112,431 million in 2014 to RMB126,546 million in 2015, representing 38.2% of our operating revenues. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile data traffic. The revenues attributable to mobile Internet access services in 2015 was RMB50,694 million, representing an increase of 34.1% from RMB37,809 million in 2014, of which revenues attributable to handset data traffic was RMB47,770 million, representing an increase of 40.1% from 2014. In addition, the number of our wireline broadband subscribers increased to 113.1 million as of December 31, 2015, representing an increase of 6.11 million, or 5.7%, from 107.0 million as of December 31, 2014. The wireline broadband revenue was RMB74,285 million, an increase of 1.1% from 2014.

Value-Added Services. Revenues from our value-added services increased by 1.6% from RMB38,419 million in 2014 to RMB39,044 million in 2015, representing 11.8% of our operating revenues in 2015. This increase was primarily due to the growth of revenues from our wireline value-added services such as IDC and IPTV (e-Surfing HD) services, which was partially offset by the decrease in revenues from our mobile value-added services. The revenues attributable to wireline value-added services in 2015 were RMB21,529 million, representing an increase of 16.8% from RMB18,428 million in 2014. The revenues attributable to mobile value-added services in 2015 were RMB17,515 million, representing a decrease of 12.4% from 2014.

Integrated Information Application Services. Revenues from our integrated information application services increased by 1.3% from RMB26,939 million in 2014 to RMB27,299 million, representing 8.3% of our operating revenues in 2015. This increase was primarily due to the increase in revenues from our wireline integrated information application services, which was partially offset by the decrease in revenues from our mobile integrated information application services. As a result of the rapid growth of our IT services and industry applications, the revenues attributable to wireline integrated information application services , increased by 4.5% from RMB19,619 million in 2014 to RMB20,505 million in 2015. The revenues attributable to mobile integrated information application services decreased by 7.2% from RMB7,320 million in 2014 to RMB6,794 million in 2015 due to a decrease in traditional information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment increased by 1.7%, from RMB17,332 million in 2014 to RMB17,635 million in 2015, representing 5.3% of our operating revenues in 2015. This relatively low increase was primarily due to the slowdown in the demand for our telecommunications network resource services and lease of network equipment. Revenue from lease of mobile network equipment was RMB421 million in 2015.

Other Services. Revenues from other services increased by 2.6%, from RMB41,013 million in 2014 to RMB42,085 million in 2015. The increase in revenues from other services was primarily due to the increase in the sales of mobile terminal and wireline equipment . The revenues from sales of mobile terminal equipment increased by 2.2% to RMB32,026 million in 2015 from RMB31,343 million in 2014.

Operating Expenses

Our operating expenses increased by 3.0%, from RMB295,886 million in 2014 to RMB304,760 million in 2015. The increase in operating expenses was primarily due to the increased depreciation and amortization expenses, network operations and support expenses, personnel expenses and other operating expenses, which was partially offset by the decreases in the selling, general and administrative expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 2.0%, from RMB66,345 million in 2014 to RMB67,664 million in 2015, mainly due to the increase in the assets size in line with our increased investment in 4G network and optic fiber broadband network.

Network Operations and Support Expenses. Our network operations and support expenses increased by 18.3%, from RMB68,651 million in 2014 to RMB81,240 million in 2015, which was primarily due to the newly incurred telecommunications towers usage fees payable to the Tower Company as well as the increase in expenses for the network operating and maintenance for purposes of improving our network qualities.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 13.1% from RMB62,719 million in 2014 to RMB54,472 million in 2015. The decrease was primarily due to our continued efforts to optimize our sales models, strengthen the control on sales expenses and improve the utilization efficiency of marketing resources. Commission and service expenses for third parties were RMB26,651 million, a decrease of 6.0% from 2014. Advertising and promotional expenses were RMB19,291 million, a decrease of 26.2% from 2014. The cost of mobile terminal equipment offered to customers for free or at a nominal price is recorded in advertising and promotional expenses and was RMB11,620 million in 2015, a decrease of 24.3% from 2014.

Personnel Expenses. Personnel expenses increased by 3.7%, from RMB50,653 million in 2014 to RMB52,541 million in 2015. This increase was primarily attributable to increased remuneration for our frontline staff. The personnel expenses as a percentage of our operating revenues increased from 15.6% in 2014 to 15.9% in 2015.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB48,843 million in 2015, which increased by 2.8% from RMB47,518 million in 2014, which was primarily due to the increase in the cost of mobile and wireline goods sold as a result of the increased sales of these goods, as well as other surcharges related to VAT. The cost of mobile terminal equipment sold was RMB30,867 million in 2015, which increased by 3.0% from 2014.

Net Finance Costs

In 2015, our net finance costs decreased by 19.2% from RMB5,291 million in 2014 to RMB4,273 million in 2015, mainly due to the decrease in the interest rate of the deferred consideration of Mobile Network Acquisition from 6.25% per annum in 2014 to 5.11% per annum in 2015.

The net exchange loss was RMB75 million in 2015, compared to a net exchange gain of RMB55 million in 2014, which was mainly due to the depreciation of the RMB against the USD in 2015. According to the exchange rates published by the People’s Bank of China on December 31, 2015, the exchange rate of Renminbi depreciated by 5.8% against the USD from December 31, 2014.

Income Tax

In 2015, our income tax expense was RMB6,551 million with an effective tax rate of 24.5%. Our expected income tax expense at our statutory tax rate of 25.0% in 2015 would be RMB6,673 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to some of our subsidiaries and our branches with operations in the western regions of China. See Note 27 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB20,054 million in 2015, with a net margin of 6.1%, compared to a profit attributable to equity holders of the Company of RMB17,680 million with a net margin of 5.5% in 2014.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

Qualitative and Quantitative Analysis of the VAT Reform Impact

Before the VAT applicable to the telecommunications industry took effect and replaced the business tax, or the VAT Reform (see “Item 4. Information on the Company – B. Business Overview – Regulatory and Related Matters – VAT Reform Applicable to the Telecommunications Industry”), we represented our operating revenues from provision of telecommunications services to customers after deducting business tax at a rate of approximately 3% from the amount collected from customers. After the VAT Reform, we represent our operating revenues from provision of telecommunications services to customers after deducting the related output VAT at a rate ranging from 6% to 17% from the amount collected from customers. The amount of VAT paid by us to the tax authorities were then calculated by deducting the input VAT credits, which is VAT that applies to the goods and services purchased by us, from the output VAT, which is VAT that applies to the goods and services sold or provided by us. By referring to “deducted”, it was intended to highlight that we presented operating revenues net of the output VAT. Given that the applicable output VAT rate was generally higher than the applicable business tax rate, and the overall excess of output VAT over business tax was larger than the input VAT credits, the VAT Reform had an adverse impact on our operating results in 2015.

In order to quantify the impact of the VAT Reform on our operating revenues, operating income and net profit in 2015, we first calculated the baseline numbers assuming that we were still subject to business tax instead of VAT in 2015. From January 1, 2015 to December 31, 2015, the total output VAT incurred by us was estimated to be RMB25,680 million, which was arrived at by multiplying the actual operating revenues from basic and value-added telecommunications services during that period with the respective applicable VAT rates. Such output VAT was not included in our operating revenues of RMB331,202 million in 2015, or the 2015 Reported Revenue. Assuming that the VAT Reform had not been implemented, our operating revenues before business tax in 2015 would have been RMB356,882 million, or the 2015 VAT-Inclusive Revenue, which was calculated by adding the total output VAT of RMB25,680 million to the 2015 Reported Revenue. Had we still been subject to business tax, we would have incurred a total business tax of RMB10,241 million in 2015, or the 2015 Business Tax, which was calculated by multiplying the 2015 VAT-Inclusive Revenue with the business tax rate of about 3%. Under such assumptions, we would have reported our operating revenues of RMB346,641 million in 2015, which was calculated by deducting the 2015 Business Tax from the 2015 VAT-Inclusive Revenue. As a result, the adverse impact of the VAT Reform on our operating revenues in 2015 was RMB15,439 million, which was the difference between the operating revenues of RMB346,641 million as calculated above and the 2015 Reported Revenue, representing approximately 4.5% of RMB346,641 million.

From January 1, 2015 to December 31, 2015, the total input VAT credits received by the Company was RMB9,726 million. Assuming the VAT Reform had not been implemented, our operating expenses in 2015 would have been RMB314,486 million, which was calculated by adding such input VAT credits with our operating expenses of RMB304,760 million as reported in 2015. Had the VAT Reform not been implemented, our operating income in 2015 would have been RMB32,155 million, which was arrived at by adding RMB15,439 million (which was the adverse impact of the VAT Reform on our operating revenues in 2015) to, and subtracting RMB9,726 million (which was the beneficial impact of input VAT credits on our operating expenses in 2015) from, our operating income of RMB26,442 million, or the 2015 Reported Income. As such, the adverse impact of the VAT Reform on our operating income in 2015 was RMB5,713 million, which was the difference between the operating income of RMB32,155 million as calculated above and the 2015 Reported Income, representing 17.8% of RMB32,155 million.

Taking into account the effective income tax rate of 24.5% as disclosed in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 – Income Tax”, and assuming that the VAT Reform had not been implemented, our net profit in 2015 would have been RMB24,367 million, which was calculated by adding RMB5,713 million, being the adverse impact of the VAT Reform on our operating income in 2015, to RMB26,693 million, being the earnings before income tax as reported in 2015, and then apply the effective income tax rate of 24.5%. As such, the adverse impact of the VAT Reform on our net profit in 2015 was approximately RMB4,313 million, which was the difference between the net profit of RMB24,367 million as calculated above and our profit attributable to equity holders of RMB20,054 million as reported in 2015, representing 17.7% of RMB24,367 million.

The above quantitative analysis is based on a simplified model and a number of assumptions and estimates. As a result, it may not necessarily reflect the actual impact of the VAT Reform on our operating results in 2015 and may not be indicative of the impact of the VAT Reform on our operating results in any future periods.

Through various measures, including optimization of the development and sales and marketing models, implementation of enhanced management over cost, procurement and vendors’ tax qualifications, obtaining more input VAT credits on capital expenditure, we believe that more input VAT credits will be available to offset our VAT output tax obligation in the short-term. Besides, by actively promoting value-added telecommunications services, which are subject to a lower VAT rate, our revenue structure would be optimized and less VAT output obligation would need to be offset. As a result, our overall VAT obligation would be reduced.

On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules. We expect that more of capital expenditures and operating expenses, such as commission and service expenses for third parties, would be entitled to input VAT credits in the future, which in turn, would further offset our VAT output tax obligations. This will be beneficial to the development of our business and further reduce the adverse impact of the VAT Reform on our operating revenues and profitability.

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

Income Tax

In 2014, our income tax expense was RMB5,498 million with an effective tax rate of 23.6%. Our expected income tax expense at our statutory tax rate of 25.0% in 2014 would be RMB5,814 million. The difference between our effective tax rate and the statutory tax rate of 25.0% was primarily due to the preferential income tax rate applicable to some of our subsidiaries and our branches with operations in the western regions of China. See Note 27 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

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

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(RMB in millions)
Net cash generated from operating activities	88,351	96,405	108,750
Net cash used in investing activities	(107,948)	(81,708)	(102,250)
Net cash generated from / (used in) financing activities	5,637	(10,327)	4,809

(Decrease) / Increase in cash and cash equivalents	(13,960)	4,370	11,309

Cash and cash equivalents increased by 55.9% from RMB20,436 million as of December 31, 2014, of which 93.1% was denominated in RMB, to RMB31,869 million as of December 31, 2015, of which 92.6% was denominated in RMB. Our net cash inflow was RMB11,309 million in 2015, as compared with RMB4,370 million in 2014.

Our principal source of liquidity is cash generated from operating activities, which was RMB108,750 million in 2015, an increase of RMB12,345 million from RMB96,405 million in 2014. The increase was mainly due to the increase in operating revenues and the decrease in the accounts receivable.

Net cash used in investing activities increased by RMB20,542 million from RMB81,708 million in 2014 to RMB102,250 million in 2015 primarily as a result of the increase in the capital expenditures.

Net cash inflow in financing activities was RMB4,809 million in 2015 compared to RMB10,327 million net cash outflow in financing activities in 2014. This increase in cash inflow was primarily due to the issuance of the short-term bonds and the increase in the government loans with below-market interest rates.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB177,821 million as of December 31, 2015, compared to a deficit of RMB146,782 million as of December 31, 2014.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2016. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2015, we had available credit facilities of RMB128,839 million with major domestic commercial banks, from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Short-term debt	27,687	43,976	51,636
Current portion of long-term debt	20,072	82	84
Finance lease obligations (including current portion)	1	—	119
Long-term debt and deferred consideration due to China Telecom Group	62,617	62,494	64,830

Total debt	110,377	106,552	116,669

Our short-term debt constituted 44.3% of our total debt as of December 31, 2015. The weighted average interest rate of our short-term debt was 3.1% as of December 31, 2015, representing a decrease of 2.0% from that as of December 31, 2014.

Our total debt increased by RMB10,117 million from RMB106,552 million as of December 31, 2014 to RMB116,669 million in 2015, primarily due to the issuance of the short-term bonds and the increase in the government loans with below-market interest rates. Our debt-to-asset ratio (total debt divided by total assets) decreased from 19.0% in 2014 to 18.5% in 2015. We believe that our Company has maintained a solid capital structure.

Our long-term debt and deferred consideration due to China Telecom Group (including current portion) increased from RMB62,576 million as of December 31, 2014 to RMB64,914 million as of December 31, 2015.

Of our total debt as of December 31, 2015, 99.4%, 0.4% and 0.2% were denominated in Renminbi, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2015 may differ from the amounts indicated below.

	Year Ended December 31,
	2014	2015	2016 (Planned)
	(RMB in millions)
Total capital expenditure	76,889	109,094	97,000

In 2015, we increased investment in our 4G network and optic fiber broadband network and achieved the comprehensive upgrade of our network capabilities which lay a solid foundation for the scale development of our core business and our competitiveness in the market. In 2015, our capital expenditure was RMB109,094 million, an increase of 41.9% from RMB76,889 million in 2014.

Our capital expenditure for 2016 is projected to be approximately RMB97,000 million, a portion of which will be invested in continued expansion and deepening of our 4G network coverage in locations at county-level or above across the nation in order to meet the fast growing mobile data traffic and our Voice over LTE business needs, a portion of which will be invested in quickly rolling out our 4G+ network in key areas in cities based on market needs in order to further enhance customer experience, and a portion of which will be invested in expanding our optic fiber broadband network coverage to all city area.

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

As of December 31, 2015, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2015:

	Payable in
	Total	2016	2017	2018	2019	2020	After 2020
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	51,636	51,636	—	—	—	—	—
Long-term debt and payable	64,914	84	61,832	206	206	224	2,362
Interest payable	6,727	2,851	2,517	49	44	43	1,223
Finance lease obligations	119	38	41	40	—	—	—
Operating lease commitments	14,448	3,452	2,564	2,006	1,532	1,171	3,723
Capital commitments	10,148	10,148	—	—	—	—	—

Total contractual obligations	147,992	68,209	66,954	2,301	1,782	1,438	7,308

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

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

On August 24, 2015, Mr. Wang Xiaochu resigned from his positions as the executive director, chairman and chief executive officer of the Company due to change in work arrangement.

On September 1, 2015, Mr. Chang Xiaobing was appointed as the chief executive officer of the Company. On October 23, 2015, the appointment of Mr. Chang Xiaobing as a director of the Company was approved at the extraordinary general meeting and the term of his office commences from October 23, 2015 until the annual general meeting of the Company for the year 2016 to be held in 2017. Mr. Chang was appointed by the Board as the chairman of the Company on the same date.

On December 30, 2015, Mr. Chang resigned from his positions as the executive director, chairman and chief executive officer of the Company. See “Item 3. Key Information—D. Risk Factors—We have experienced incidents of executive misconduct in the past, which could adversely impact our reputation, our business and the trading price of our securities.” in this annual report. Mr. Yang Jie, the executive director, president and chief operating officer of the Company, was approved by the Board on the same date to exercise the powers of the chairman and chief executive officer with effect from December 30, 2015 until new appointment is made by the Board.

On April 25, 2016, Mr. Yang Jie was appointed as the chairman and chief executive officer of the Company and the term of his office commences from April 25, 2016 until the annual general meeting of the Company for the year 2016 to be held in 2017. Mr. Yang Jie no longer held the offices of the president and chief operating officer of the Company. Mr. Yang Xiaowei was appointed as the president and chief operating officer of the Company on the same date and he no longer held the office of the executive vice president of the Company.

On November 1, 2015, Mr. Yung Shun Loy, Jacky resigned from his positions as the company secretary, authorised representative and the deputy chief financial officer of the Company.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Yang Jie	53	Executive Director, Chairman and Chief Executive Officer
Yang Xiaowei	52	Executive Director, President and Chief Operating Officer
Zhang Jiping	60	Executive Director and Executive Vice President
Sun Kangmin	58	Executive Director and Executive Vice President
Ke Ruiwen	52	Executive Director and Executive Vice President
Zhu Wei	47	Non-Executive Director
Tse Hau Yin, Aloysius	68	Independent Non-Executive Director
Cha May Lung, Laura	66	Independent Non-Executive Director
Xu Erming	66	Independent Non-Executive Director
Wang Hsuehming	66	Independent Non-Executive Director
Gao Tongqing	52	Executive Vice President
Chen Zhongyue	44	Executive Vice President

Yang Jie, age 53, is an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and the President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Yang Xiaowei, age 52, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited, Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd., Executive Vice President of the Company and Vice President of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Zhang Jiping, age 60, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Mr. Zhang served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Zhang has extensive experience in management and telecommunications industry.

Sun Kangmin, age 58, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and the telecommunications industry.

Ke Ruiwen, age 52, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom and Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Zhu Wei, age 47, is a Non-Executive Director of the Company. Mr. Zhu received his post-graduate diploma in political economy from Jinan University. Mr. Zhu is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Zhu previously served as the Deputy Manager of the Issuing Department, director of the General Office, and Deputy Manager of the Research and Development Department of Guangzhou Securities Company of the People’s Bank of China, Guangzhou Branch, Deputy General Manager of Guangzhou Securities Financial Consultancy Company, General Manager of Shenzhen Yuntong Xinda Communications Limited, assistant to the General Manager of Guangdong Technology Ventures Investment Company, General Manager of the Asset Management Department and Director of Guangdong Technology Venture Capital Group Company Limited, General Manager of Guangdong Kerui Investment Management Company, the Chairman of Guangdong Hongtu Technology (Holdings) Company Limited, Deputy Chairman and General Manager of Guangdong Southern Media Holdings Limited, and Deputy Director of Banking Supervision Department IV of the China Banking Regulatory Commission. Mr. Zhu has extensive experience in finance, securities and corporate management.

Tse Hau Yin, Aloysius, age 68, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Daohe Global Group Limited (formerly known as Linmark Group Limited), Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 66, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Xu Erming, age 66, is an Independent Non-Executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

Wang Hsuehming, age 66, is an Independent Non-Executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She is currently a Senior Advisor and former Chairman of BlackRock China. She was also formerly the Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatization and capital equipment financing.

Gao Tongqing, age 52, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Chen Zhongyue, age 44, is an Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

There is no family relationship between any of our directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee has five Supervisors. Two members of our supervisory committee are employee representatives elected by our employees. The remaining members are appointed by shareholders at a general meeting. The term of office of our Supervisors is three years, which is renewable upon re-election or re-appointment. The term of office for the fifth session of our Supervisory Committee is three years, starting from May 29, 2014 until the date of the Company’s annual general meeting for the year 2016 to be held in 2017, upon which the sixth session of the Supervisory Committee will be elected.

On May 27, 2015, Mr. Sui Yixun and Mr. Ye Zhong were approved to be appointed as supervisors of the Company at the annual general meeting of the Company for the year 2014. Their terms of office commence from May 27, 2015 until the annual general meeting of the Company for the year 2016 to be held in the year 2017.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Sui Yixun	52	Supervisor (Chairman)
Tang Qi	57	Supervisor (Employee Representative)
Zhang Jianbin	50	Supervisor (Employee Representative)
Hu Jing	40	Supervisor
Ye Zhong	56	Supervisor

Sui Yixun, aged 52, is the Chairman of the Supervisory Committee of the Company. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Tang Qi, age 57, is an Employee Representative Supervisor of the Company. Mr. Tang is currently the Senior President of the Shandong branch of the Company. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch and Vice Chairman of the Labour Union of China Telecommunications Corporation and the Company. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Zhang Jianbin, age 50, is an Employee Representative Supervisor of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received an LLM degree. He also had an EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Hu Jing, age 40, is a Supervisor of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

Ye Zhong, aged 56, is a Supervisor of the Company. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman and General Manager of Zhejiang Provincial Information Economy Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd. and Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co., Ltd.. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

B.	Compensation

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries, directly or indirectly, including directors, supervisors and executive vice presidents of the Company and its subsidiaries. The aggregate amount of compensation we paid to our key management personnel was approximately RMB10.775 million for the year ended December 31, 2015.

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2015 was approximately RMB7.298 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors(1)(2):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2015
Executive Directors
Yang Jie	—	160	426	—	84	670
Yang Xiaowei	—	136	378	—	79	593
Zhang Jiping	—	143	385	—	80	608
Sun Kangmin	—	143	378	—	80	601
Ke Ruiwen	—	136	378	—	75	589
Wang Xiaochu(3)	—	111	373	—	58	542
Chang Xiaobing(4)	—	53	53	—	27	133
Wu Andi(5)	—	34	284	—	24	342

Non-Executive Directors
Zhu Wei	—	—	—	—	—	—

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
Independent Non-Executive Directors

Tse Hau Yin	407	—	—	—	—	407
Cha May Lung	203	—	—	—	—	203
Xu Erming	200	—	—	—	—	200
Wang Hsuehming	203	—	—	—	—	203

Supervisors
Sui Yixun(6)	—	104	131	—	42	277
Tang Qi	—	184	450	—	68	702
Zhang Jianbin	—	166	438	—	68	672
Hu Jing	—	98	338	—	63	499
Ye Zhong(6)	—	—	—	—	—	—
Shao Chunbao(7)	—	23	22	—	12	57
Du Zuguo(8)	—	—	—	—	—	—

Total	1,013	1,491	4,034	—	760	7,298

(1)	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.
(2)	The independent non-executive directors’ remuneration were for their services as directors of the Company.
(3)	Mr. Wang Xiaochu resigned as an executive director of the Company on August 24, 2015.
(4)	Mr. Chang Xiaobing was appointed as an executive director of the Company on October 23, 2015 and resigned as an executive director of the Company on December 30, 2015.
(5)	Madam Wu Andi retired as an executive director of the Company on February 10, 2015.
(6)	Mr. Sui Yixun and Mr. Ye Zhong were appointed as supervisors of the Company on May 27, 2015.
(7)	Mr. Shao Chunbao resigned as a supervisor of the Company on February 18, 2015.
(8)	Mr. Du Zuguo resigned as a supervisor of the Company on March 12, 2015.

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

In 2015, we did not grant any stock appreciation right units.

During the year ended December 31, 2013, 2014 and 2015, no stock appreciation right units were exercised.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2013, compensation expense of RMB39 million was reversed by us in respect of stock appreciation rights as a result of decline in our share price. For the year ended December 31, 2014, compensation expense recognized in respect of stock appreciation rights was RMB130 million. For the year ended December 31, 2015, compensation expense of RMB102 million was reversed by us in respect of stock appreciation rights as a result of decline in our share price.

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

On August 24, 2015, Mr. Wang Xiaochu resigned from his position as the executive director, chairman and chief executive officer of the Company due to change in work arrangement. On October 23, 2015, the appointment of Mr. Chang Xiaobing as a director of the Company was approved at an extraordinary general meeting and the term of office commences from October 23, 2015 until the annual general meeting of the Company for the year 2016 to be held in 2017. On December 30, 2015, Mr. Chang Xiaobing resigned from his positions as the executive director, chairman and chief executive officer of the Company with effect from the same date. Our Board currently consists of 10 directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

Audit Committee

The Audit Committee was established in 2002, and currently consists of three members, Mr. Tse Hau Yin, Aloysius, Professor Xu Erming and Madam Wang Hsuehming, all of whom are Independent Non-executive Directors. The Audit Committee is accountable to the Board and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board in March 2005 and amended in March 2009, in December 2011 and in March 2015, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and supervision of the qualifications, independence, selection and appointment of external independent auditors, and approval of services provided by the external independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources and qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company as well as the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal control and audit matters.

In 2015, the Audit Committee held five meetings and passed two written resolutions, at which it considered matters within its responsibilities, including our Company’s financial statements, assessment of the qualifications, independence and performance of external auditors, appointment and remuneration of independent auditors, effectiveness of risk management, internal control, internal audit, renewal of continuing connected transactions and revision of annual cap for the transactions. The Audit Committee reviewed the annual audited reports, interim review reports and quarterly agreed-upon procedures reports prepared by the external independent auditors, communicated with the management and the external independent auditors with regard to the regular financial reports and proposed them for the Board’s approval after review and approval by the Audit Committee itself. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and attestation report, followed up with the implementation procedures of the recommendations proposed by the external independent auditors, reviewed the U.S. annual report, and communicated independently with the auditors twice a year.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of three members, Professor Xu Erming, Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming, all of whom are Independent Non-Executive Directors. The Remuneration Committee is accountable to the Board and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board in March 2005 and amended in December 2011, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, making recommendations to the Board on our overall remuneration policies and structure relating to compensation of directors and senior management and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual executive directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment).

The Remuneration Committee did not hold any meeting in 2015.

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

The Nomination Committee held one meeting and passed two written resolutions in 2015, where it performed a review of the structure and operations of the Board and discussed the issue in relation to the appointment of Director and other related matters.

Independent Board Committee

The Independent Board Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain connected transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee held one meeting in 2015, where it reviewed the renewal of and revised annual cap for continuing related party transactions and gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

D.	Employees

General

As of December 31, 2015, we had 291,526 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013		2014		2015
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	49,113	16.0%	49,180	16.3%	43,998	15.1%
Sales and marketing	157,915	51.5	154,456	51.3	151,448	51.9
Operations and maintenance	97,264	31.7	95,348	31.7	94,055	32.3
Others	2,253	0.8	1,976	0.7	2,025	0.7

Total	306,545	100.0%	300,960	100.0%	291,526	100.0%

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

As of December 31, 2015, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 22, 2016 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	JPMorgan Chase & Co.	1,665,425,988	long position	12.00%	2.06%
		26,856,748	short position	0.19%	0.03%
		1,073,314,869	lending pool	7.73%	1.33%
H shares	BlackRock, Inc.	1,141,239,295	long position	8.22%	1.41%
H shares	The Bank of New York Mellon Corporation	834,090,669	long position	6.01%	1.03%
		805,835,485	lending pool	5.81%	1.00%
H shares	UBS Group AG	794,738,122	long position	5.73%	0.98%
		47,487,176	short position	0.34%	0.06%
H shares	Templeton Investment Counsel, LLC	694,050,154	long position	5.00%	0.86%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at 17 Pearl River West Road, Pearl River New Town, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 270 Park Avenue, New York, New York 10017, U.S.A. BlackRock, Inc. is located at 1209 Orange Street, Wilmington DE 19801. The Bank of New York Mellon Corporation is located at Corporate Trust Center 1209 Orange Street Wilmington, Delaware, 19801 USA. UBS Group AG is located at BAHNHOFSTRASSE 45 8001 Zurich Switzerland. Templeton Investment Counsel, LLC is located at 300 S.E. 2nd Street, Fort Lauderdale, FL, 33301, United States.

Based solely on information contained in an Amendment No. 9 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on February 4, 2016 by Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr., 1,552,402,519 shares of our Company, or the FRI Shares, representing approximately 11.2% of the total number of our H shares outstanding as of December 31, 2015, were beneficially owned either by investment companies that were direct or indirect subsidiaries of FRI or by other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 4, 2016.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 22, 2016, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

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

Our Independent Non-Executive Directors have confirmed that all connected transactions for the year ended December 31, 2015 to which our Company was a party:

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

Ongoing Related Party Transactions between Us and China Telecom Group

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group for the year ended December 31, 2015:

Transactions	Transaction Amounts (RMB millions)
Net transaction amount of centralized services	486
Net expenses for interconnection settlement	409
Lease of property from China Telecom Group	673
Lease of property to China Telecom Group	47
Provision of IT services by China Telecom Group	1,365
Provision of IT services to China Telecom Group	181
Provision of supplies procurement services by China Telecom Group	5,288
Provision of supplies procurement services to China Telecom Group	2,855
Provision of engineering services by China Telecom Group	19,888
Provision of community services by China Telecom Group	2,860
Provision of ancillary telecommunications services by China Telecom Group	12,718
Provision of Internet applications channel services to China Telecom Group	368
Interest on amounts due to and loans from China Telecom Group*	4,048
Lease of CDMA network facilities from China Telecom Group*	226
Lease of inter-provincial transmission optic fibers from China Telecom Group*	22
Lease of land use rights from China Telecom Group*	13

*	These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A.76 or 14A.90 of the Listing Rules.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Centralized Services Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Centralized Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralized Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of the interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at: (1) not more than 1% of the contract value for procurement of imported telecommunications supplies; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunication supplies. The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on August 22, 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on December 31, 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Internet Applications Channel Services Framework Agreement became effective from January 1, 2014 and will expire on December 31, 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the agreement, and the parties shall consult and decide on matters relating to such renewal.

Renewal of Continuing Connected Transactions

On September 23, 2015, the Company and the China Telecommunications Corporation entered into supplemental agreements and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralized Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement, the Internet Applications Channel Services Framework Agreement and the Optic Fiber Leasing Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. The renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement were approved at the second extraordinary general meeting of the Company on November 27, 2015. The Trademark License Agreement was renewed upon mutual consent on the same terms for a further term of three years expiring on December 31, 2018.

Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities

See “Item 4—Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities.”

Our Short Term Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2015, the aggregate outstanding principal amount of such loans was RMB12,098 million, which bear interest at fixed rates ranging from 3.5% to 4.5% per annum. See Note 16 to our audited financial statements included elsewhere in this report for details.

Our Sale of E-surfing Media

See “Item 4—Information on the Company—A. History and Development of the Company—Changes in Our Corporate Organization in 2013”.

Our Acquisition from China Telecommunications Corporation the 100% equity interest of China Telecom Europe

See “Item 4—Information on the Company—A. History and Development of the Company—Changes in Our Corporate Organization in 2013”.

Our Transfer of Assets to and Tower Usage Arrangements with the Tower Company

See “Item 4—Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Use of the Telecommunications Towers”.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 27, 2015, a final dividend of RMB6,160 million (RMB0.076120 per share equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2014 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 23, 2016, a final dividend of approximately RMB6,461 million (RMB0.079829 equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2015 was proposed for shareholders’ approval at the forthcoming annual general meeting.

The declaration and payment of dividends for years following 2015 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2015 and April 22, 2016, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2015 and April 22, 2016, there were, respectively, 53 and 49 registered holders of American depositary receipts evidencing 5,179,596 and 5,218,776 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2011	5.23	4.08	67.13	52.68
2012	4.91	3.29	63.48	42.05
2013	4.40	3.56	57.97	45.35
2014	5.17	3.15	66.61	40.35
2015	6.02	3.44	78.28	43.67
Quarterly
Fourth Quarter, 2013	4.20	3.81	54.56	48.94
First Quarter, 2014	3.86	3.15	49.16	40.35
Second Quarter, 2014	4.19	3.45	53.73	44.70
Third Quarter, 2014	5.17	3.88	66.61	49.17
Fourth Quarter, 2014	5.04	4.31	64.79	55.30
First Quarter, 2015	5.04	4.22	65.85	56.01
Second Quarter, 2015	6.02	4.5	78.28	57.72
Third Quarter, 2015	4.66	3.65	59.29	47.04
Fourth Quarter, 2015	4.20	3.44	54.36	43.67
First Quarter, 2016	4.10	3.31	52.57	43.00
Monthly
October 2015	4.20	3.69	54.36	47.76
November 2015	4.20	3.80	54.23	49.13
December 2015	3.85	3.44	49.62	43.67
January 2016	3.61	3.31	46.84	43.00
February 2016	3.80	3.57	49.58	45.01
March 2016	4.10	3.72	52.57	47.93
April 2016 (through April 22, 2016)	4.29	3.93	55.66	50.61

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

However, under the U.S.-PRC Treaty, if PRC tax were to be imposed on any gain from the disposition of your H shares or ADSs (as discussed above in “People’s Republic of China — Taxation of Capital Gains”) in accordance with the U.S.-PRC Treaty, then such gain will generally be treated as PRC source income. If you are an Eligible U.S. Holder (as defined above), subject to certain limitations, any such PRC tax will be creditable against your United States federal income tax liability. U.S. holders should consult their tax advisors regarding the tax consequences if a PRC tax were to be imposed on a disposition of H shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Hong Kong Stamp Duty

Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

PFIC Rules

We believe that H shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your H shares or ADSs would in general not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your H shares or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the H shares or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your H shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your H shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2015 and 2014, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2015:

	Expected Maturity
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,873	—	—	—	—	—	1,873	1,873
Japanese yen	28	—	—	—	—	—	28	28
Euro	48	—	—	—	—	—	48	48
Hong Kong dollars	142	—	—	—	—	—	142	142
Other currencies	279	—	—	—	—	—	279	279
Short-term bank deposits
United States dollars	287	—	—	—	—	—	287	287
Other currencies	3	—	—	—	—	—	3	3
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	47	223	470	407
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	30	24	24	24	129	261	236
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	4	5	—	—	—	—	9	9
Average interest rate(1)	3%	3%	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2015.

As of December 31, 2014:

	Expected Maturity
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	845	—	—	—	—	—	845	845
Japanese yen	39	—	—	—	—	—	39	39
Euro	26	—	—	—	—	—	26	26
Hong Kong dollars	172	—	—	—	—	—	172	172
Other currencies	327	—	—	—	—	—	327	327
Short-term bank deposits
United States dollars	218	—	—	—	—	—	218	218
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	46	46	46	47	47	259	491	414
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	31	31	24	24	209	349	304
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	—	—	—	15	15
Average interest rate(1)	3.0%	3.0%	3.0%	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2014.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2014 and 2015, our debt consisted of fixed and variable rate debt obligations with maturities from 2015 to 2060 and from 2016 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2014 and 2015, respectively.

As of December 31, 2015:

	Expected Maturity
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	50,806	37	132	132	153	3,050	54,310	53,372
Average interest rate	3.0%	1.1%	1.1%	1.1%	1.1%	1.1%
Variable rate	830	61,710	—	—	—	—	62,540	62,768
Average interest rate(1)	4.8%	4.0%	—	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	47	223	470	407
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	30	24	24	24	129	261	236
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	4	5	—	—	—	—	9	9
Average interest rate(1)	3%	3%	—	—	—	—

As of December 31, 2014:

	Expected Maturity
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	43,157	—	—	—	—	10	43,167	43,164
Average interest rate	5.1%	—	—	—	—	7.9%
Variable rate	820	—	61,710	—	—	—	62,530	62,765
Average interest rate(1)	5.6%	—	5.1%	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	46	46	46	47	47	259	491	414
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	31	31	24	24	209	349	304
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	5	5	—	—	—	15	15
Average interest rate(1)	3.0%	3.0%	3.0%	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2014.

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 23, 2015 to April 22, 2016, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$45,000 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$130,351.42 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of the person exercising the power of chief executive officer and the person performing the functions of the principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, the person exercising the power of chief executive officer and the person performing the functions of the principal financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the person exercising the power of chief executive officer and the person performing the functions of the principal financial officer, to allow timely decisions regarding required disclosure.

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

As of December 31, 2015, our management, with the participation of the person exercising the power of chief executive officer and the person performing the functions of the principal financial officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of China Telecom Corporation Limited and subsidiaries as of and for the year ended December 31, 2015, and our report dated March 23, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 23, 2016

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2015, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2014 and 2015:

	Audit Fees (including VAT)		Audit-Related Fees			Tax Fees			Other Fees
2014	RMB	66.01 million	RMB	1.07 million		RMB	1.96 million		RMB	3.00 million
2015	RMB	68.80 million	RMB	1.27 million	(1)	RMB	0.45 million	(2)	RMB	0.15 million	(3)

(1)	Audit-related fees in the amount of RMB1.27 million were paid for the advisory services provided to us regarding our internal control.
(2)	Tax fees in the amount of RMB0.45 million were paid for profit tax filing assistance service.
(3)	Other fees in the amount of RMB0.15 million were paid for other advisory service.

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

Pursuant to the requirements of the Listed Company Manual of the NYSE, the Board of Directors of all U.S. domestic companies listed on the NYSE must have a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, our Board is not required to have a majority of independent directors. Under the Listing Rules, at least one third of the board of directors and at least three directors of a listed company shall be independent non-executive directors. Our Board currently consists of 10 directors, of which four are independent directors, representing over one third of the total number of directors on our Board. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however differ from the requirements of Section 303A.02 of the Listed Company Manual of the NYSE.

Pursuant to the requirements of the Listed Company Manual of the NYSE, U.S. domestic companies whose securities are listed on the NYSE shall formulate corporate governance rules. Pursuant to the currently applicable PRC and Hong Kong laws and regulations, we are not required to formulate any rules for corporate governance. Therefore, our Company has not formulated any separate corporate governance rules. However, our Company has implemented the Corporate Governance Code of the Hong Kong Stock Exchange for the year ended December 31, 2015.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

Exhibits	Description

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

Exhibits	Description

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

Exhibits	Description

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited (17)

4.59	Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, dated October 14, 2015, among the Registrant, the Tower Company, CUCL, CMCL, CRHC and other parties thereto (English translation)

4.60	Share Subscription Agreement, dated January 29, 2016, between the Registrant and the Tower Company (English translation)

4.61	Supplemental Agreement to the Centralized Services Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.62	Supplemental Agreement to the Interconnection Settlement Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.63	Supplemental Agreement to the Property Leasing Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.64	Supplemental Agreement to the IT Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.65	Supplemental Agreement to the Community Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.66	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.67	Supplemental Agreement to the Engineering Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.68	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.69	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

4.70	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary)

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.
(17)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Yang Jie
Name:	Yang Jie
Title:	Chairman and Chief Executive Officer

Date: April 28, 2016

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2014 and 2015, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2016 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong, the People’s Republic of China
March 23, 2016

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in millions)

	Note	December 31, 2014	December 31, 2015
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	5	20,436	31,869
Short-term bank deposits		1,379	2,519
Accounts receivable, net	6	21,562	21,105
Inventories	7	4,225	6,281
Prepayments and other current assets	8	10,581	16,229
Income tax recoverable		1,360	105

Total current assets		59,543	78,108
Non-current assets
Property, plant and equipment, net	9	372,876	373,981
Construction in progress	10	53,181	69,103
Lease prepayments		24,410	23,609
Goodwill	11	29,917	29,920
Intangible assets	12	8,984	10,739
Interests in associates	13	4,106	34,473
Investments	14	972	1,624
Deferred tax assets	15	3,232	4,655
Other assets	19	4,053	3,349

Total non-current assets		501,731	551,453

Total assets		561,274	629,561

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	16	43,976	51,636
Current portion of long-term debt	16	82	84
Accounts payable	17	88,458	118,055
Accrued expenses and other payables	18	72,442	82,934
Income tax payable		307	2,154
Current portion of finance lease obligations		—	38
Current portion of deferred revenues	19	1,060	1,028

Total current liabilities		206,325	255,929
Non-current liabilities
Long-term debt and payable	16	62,494	64,830
Finance lease obligations		—	81
Deferred revenues	19	798	1,454
Deferred tax liabilities	15	1,125	2,061
Other non-current liabilities		424	455

Total non-current liabilities		64,841	68,881

Total liabilities		271,166	324,810
Equity
Share capital	20	80,932	80,932
Reserves	21	208,251	222,852

Total equity attributable to equity holders of the Company		289,183	303,784
Non-controlling interests		925	967

Total equity		290,108	304,751

Total liabilities and equity		561,274	629,561

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2013	2014	2015
		RMB	RMB	RMB
Operating revenues	22	321,584	324,394	331,202

Operating expenses
Depreciation and amortization		(69,083)	(66,345)	(67,664)
Network operations and support	23	(53,102)	(68,651)	(81,240)
Selling, general and administrative		(70,448)	(62,719)	(54,472)
Personnel expenses	24	(46,723)	(50,653)	(52,541)
Other operating expenses	25	(54,760)	(47,518)	(48,843)

Total operating expenses		(294,116)	(295,886)	(304,760)

Operating income		27,468	28,508	26,442

Gain from Tower Assets Disposal	2	—	—	5,214

Net finance costs	26	(5,153)	(5,291)	(4,273)

Investment income		670	6	8

Equity in income / (loss) of associates		103	34	(698)

Earnings before income tax		23,088	23,257	26,693

Income tax	27	(5,422)	(5,498)	(6,551)

Profit for the year		17,666	17,759	20,142

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		414	(54)	652
Deferred tax on change in fair value of available-for-sale equity securities		(104)	14	(163)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(79)	3	129
Share of other comprehensive income of associates		5	(3)	3

Other comprehensive income for the year, net of tax		236	(40)	621

Total comprehensive income for the year		17,902	17,719	20,763

Profit attributable to
Equity holders of the Company		17,545	17,680	20,054
Non-controlling interests		121	79	88

Profit for the year		17,666	17,759	20,142

Total comprehensive income attributable to
Equity holders of the Company		17,781	17,640	20,675
Non-controlling interests		121	79	88

Total comprehensive income for the year		17,902	17,719	20,763

Basic earnings per share	29	0.22	0.22	0.25

Number of shares (in millions)	29	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013		80,932	16,821	10,746	65,729	112	(865)	91,664	265,139	961	266,100

Profit for the year		—	—	—	—	—	—	17,545	17,545	121	17,666
Other comprehensive income		—	—	—	—	315	(79)	—	236	—	236

Total comprehensive income		—	—	—	—	315	(79)	17,545	17,781	121	17,902

Contribution from non-controlling interests		—	141	—	—	—	—	—	141	59	200
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of the Seventh Acquired Company	1	—	(278)	—	—	—	—	—	(278)	—	(278)
Dividends	28	—	—	—	—	—	—	(5,433)	(5,433)	—	(5,433)
Appropriations	21	—	—	—	1,663	—	—	(1,663)	—	—	—
Disposal of a subsidiary	1	—	380	—	—	—	—	11	391	(144)	247

Balance as of December 31, 2013		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664

Profit for the year		—	—	—	—	—	—	17,680	17,680	79	17,759
Other comprehensive income		—	—	—	—	(43)	3	—	(40)	—	(40)

Total comprehensive income		—	—	—	—	(43)	3	17,680	17,640	79	17,719

Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(77)	(77)
Dividends	28	—	—	—	—	—	—	(6,198)	(6,198)	—	(6,198)
Appropriations	21	—	—	—	1,680	—	—	(1,680)	—	—	—

Balance as of December 31, 2014		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108

Profit for the year		—	—	—	—	—	—	20,054	20,054	88	20,142
Other comprehensive income		—	—	—	—	492	129	—	621	—	621

Total comprehensive income		—	—	—	—	492	129	20,054	20,675	88	20,763

Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(80)	(80)
Dividends	28	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)
Appropriations	21	—	—	—	1,901	—	—	(1,901)	—	—	—

Balance as of December 31, 2015		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in millions)

			Year ended December 31,
	Note		2013	2014	2015
			RMB	RMB	RMB
Net cash from operating activities	(a	)	88,351	96,405	108,750

Cash flows used in investing activities
Capital expenditure			(70,921)	(80,273)	(101,898)
Purchase of investments	(b	)	—	(2,990)	(10)
Lease prepayments			(111)	(184)	(124)
Proceeds from disposal of property, plant and equipment			1,538	710	755
Proceeds from disposal of lease prepayments			360	121	58
Net cash inflow from disposal of a subsidiary			512	—	—
Proceeds from disposal of Investments			—	—	2
Purchase of short-term bank deposits			(2,750)	(2,566)	(3,764)
Maturity of short-term bank deposits			3,193	3,474	2,731
Payment of the payable to China Telecommunications Corporation related to the Mobile Network Acquisition			(14,269)	—	—
Payment for the first installment of the Mobile Network Acquisition			(25,500)	—	—

Net cash used in investing activities			(107,948)	(81,708)	(102,250)

Cash flows from / (used in) financing activities
Principal element of finance lease payments			(2)	(1)	(14)
Proceeds from bank debt and other loans			54,983	53,022	67,875
Repayment of bank debt and other loans			(44,053)	(56,819)	(56,862)
Payment of dividends			(5,433)	(6,198)	(6,160)
Payment for the acquisition of non-controlling interests			—	—	(7)
Contribution from non-controlling interests			—	—	127
Payment for the acquisition price of the Seventh Acquisition	(c	)	—	(278)	—
Net cash contributions from/ (distributions to) non-controlling interests			142	(53)	(150)

Net cash from / (used in) financing activities			5,637	(10,327)	4,809

Net (decrease) / increase in cash and cash equivalents			(13,960)	4,370	11,309
Cash and cash equivalents at beginning of year			30,099	16,070	20,436
Effect of changes in foreign exchange rate			(69)	(4)	124

Cash and cash equivalents at end of year			16,070	20,436	31,869

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Earnings before income tax	23,088	23,257	26,693
Adjustments for:
Depreciation and amortization	69,083	66,345	67,664
Impairment losses for doubtful debts	1,744	2,084	2,231
Impairment losses for long-lived assets	—	—	51
Write down of inventories	360	151	147
Investment income	(670)	(6)	(8)
Equity in (income) / loss of associates	(103)	(34)	698
Interest income	(361)	(304)	(375)
Interest expense	5,511	5,650	4,573
Foreign exchange loss / (gain)	3	(55)	75
Net (gain) / loss on retirement and disposal of long-lived assets	(1,021)	2,287	1,573
Gain from Tower Assets Disposal	—	—	(5,214)
Increase in accounts receivable	(3,156)	(3,594)	(1,778)
(Increase) / decrease in inventories	(955)	2,280	(2,199)
Increase in prepayments and other current assets	(1,077)	(2,359)	(5,854)
Decrease / (increase) in other assets	294	(2)	(87)
Increase in accounts payable	3,210	6,473	22,156
Increase in accrued expenses and other payables	3,148	6,571	7,119
Decrease in deferred revenues	(1,014)	(573)	(417)

Cash generated from operations	98,084	108,171	117,048
Interest received	358	305	375
Interest paid	(5,573)	(5,693)	(4,601)
Investment income received	21	29	27
Income tax paid	(4,539)	(6,407)	(4,099)

Net cash from operating activities	88,351	96,405	108,750

(b) Major non-cash transaction: The Company completed the disposal of certain telecommunications towers and related assets and injecting cash to China Tower Corporation limited (“China Tower”) in return for new shares issued by China Tower on October 31, 2015. The cash injection was not paid by December 31, 2015, therefore the transaction has no impact on the consolidated statement of cash flows for the year ended December 31, 2015.

(c) The Seventh Acquisition represents the acquisition of the 100% equity interest in China Telecom (Europe) Limited, a wholly owned subsidiary of China Telecommunications Corporation, by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) from China Telecommunications Corporation on December 31, 2013.

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

On December 31, 2013, the subsidiary of the Company, CT Global acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 (hereinafter, referred to as the “Seventh Acquisition”), and was paid by June 30, 2014.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	DISPOSAL OF CERTAIN TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

On July 11, 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited entered into an agreement to establish China Tower. Pursuant to the agreement, the Company, CUCL and China Mobile Communication Company Limited each subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares of the China Tower, respectively in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The China Tower primarily engages in the construction, maintenance and operation of telecommunications towers, and also engages in the construction, maintenance and operation of ancillary facilities such as control rooms, power supply systems and air conditioning systems of base stations, etc. and indoor distribution systems as well as the provision of outsourcing maintenance services for base station equipment.

On October 14, 2015, the Company, China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”), CUCL and Unicom New Horizon Telecommunications Company Limited (together “China Unicom”), China Reform Holding Company Limited (“CRHC”) and China Tower entered into a transfer agreement (the “Transfer Agreement”). Pursuant to the Transfer Agreement, the Company sold certain telecommunications towers and related assets (“Tower Assets”) to China Tower (hereinafter referred to as “Tower Assets Disposal”) and injected cash to China Tower in return for new shares (the “Consideration Shares”) issued by China Tower. China Mobile and China Unicom also sold certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and CRHC made cash subscription for new shares issued by China Tower.

The Tower Assets Disposal was completed on October 31, 2015 (“Completion Date”). The final consideration amount of the Tower Assets Disposal was determined as RMB30.131 billion. China Tower issued 33.097 billion Consideration Shares to the Company at an issue price of RMB1.00 per share under the Transfer Agreement in return for the Tower Assets and RMB2.966 billion cash (“Cash Consideration”) from the Company. The Cash Consideration was paid in February 2016.

Upon the issuance of the Consideration Shares by China Tower, the Company, China Unicom , China Mobile, and CRHC hold 27.9%, 28.1% , 38.0%, and 6.0% of the share capital of China Tower, respectively.

The Tower Assets Disposal was recognized as an assets disposal. The Company realized a gain (subject to deduction of relevant expenses and taxes) from the Tower Assets Disposal, which was calculated based on the surplus of the final consideration amount for the Tower Assets Disposal over the book value of the Tower Assets as of the Completion Date as set out below. As the Company held 27.9% of the share capital of China Tower, only 72.1% of the aforesaid gain was recognized at the Completion Date and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the Tower Assets.

	Note	RMB
Final consideration amount of the Tower Assets Disposal		30,131

Less: Book value of the Tower Assets:
Property, plant and equipment, net	9	18,365
Construction in progress	10	2,959
Net other assets and liabilities		1,403
Total book value of the Tower Assets		22,727

Less: Relevant expenses and taxes		173

Total gain from the Tower Assets Disposal		7,231

Less: Deferred gain		2,017

Gain recognized at the Completion Date of the Tower Assets Disposal		5,214

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized by the Board of Directors on March 23, 2016.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 3(l)).

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 37.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered.

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

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

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

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

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

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortized over their estimated useful lives on a straight-line basis. As of December 31, 2015 no asset was held by the Group under finance leases (2014: RMB18).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognized as income or expense in the profit or loss on the date of disposal.

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

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 11) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 3(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets are computer software.

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 3(n)). Amortization of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognized in other comprehensive income and accumulated separately in equity. For investments in available-for-sale equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in profit or loss. Investments in unlisted equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 3(n)).

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

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor or issuer;

- a breach of contract, such as a default or delinquency in interest or principal payments;

- it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/ issuer.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Impairment (continued)

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost (continued)

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

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

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

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

i)	The Group is primarily responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

iv)	The Group has latitude in establishing selling prices with customers;

v)	The Group can modify the applications or perform part of the services;

vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and has exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognized on a net basis.

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

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2015, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB36,490, RMB26,122 and RMB19,291 for the years ended December 31, 2013, 2014 and 2015 respectively, among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB22,795, RMB15,340 and RMB11,620 for the years ended December 31, 2013, 2014 and 2015 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2013, 2014 and 2015, research and development expense was RMB630, RMB607 and RMB792 respectively.

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognized in profit or loss as incurred. Further information is set out in Note 34.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 35.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognized until there is reasonable assurance that:

(i)	the Group will comply with all the conditions attaching to them; and

(ii)	the grants will be received.

Government grants that compensate expenses incurred are recognized in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognized in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

(u)	Interest-bearing borrowings

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

(v)	Accounts and other payables

Accounts and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

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

(x)	Value-added tax

Under current PRC tax rules and regulations, output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 17%. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 17%.

Output VAT is excluded from operating revenues while input VAT, which is incurred as a result of the Company’s receipt of services and purchases of telecommunications equipment and materials, is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels, and the net amount of VAT recoverable or payable of branches and subsidiaries are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line item of prepayments and other current assets and accrued expenses and other payables, respectively on the face of consolidated statements of financial position.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Income tax

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

(z)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(aa)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(ab)	Segmental reporting

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

4.	APPLICATION OF REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to International Accounting Standard (“IAS”) 19, “Defined Benefit Plans: Employee Contributions”

•	Annual Improvements to IFRSs 2010–2012 Cycle

•	Annual Improvements to IFRSs 2011–2013 Cycle

The application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any other new and revised standard that is not yet effective for the current year (Note 38).

5.	CASH AND CASH EQUIVALENTS

	December 31,
	2014	2015
	RMB	RMB
Cash at bank and in hand	18,660	30,916
Time deposits with original maturity within three months	1,776	953

	20,436	31,869

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

		December 31,
	Note	2014	2015
		RMB	RMB
Accounts receivable
Third parties		22,853	22,766
China Telecom Group	(i)	329	492
Other telecommunications operators in the PRC		858	782

		24,040	24,040
Less: Allowance for doubtful debts		(2,478)	(2,935)

		21,562	21,105

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

6.	ACCOUNTS RECEIVABLE, NET (continued)

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2015:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
At beginning of year	2,024	2,198	2,478
Impairment losses for doubtful debts	1,740	2,075	2,172
Accounts receivable written off	(1,566)	(1,795)	(1,715)

At end of year	2,198	2,478	2,935

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	December 31,
	2014	2015
	RMB	RMB
Current, within 1 month	11,273	10,001
1 to 3 months	2,600	2,181
4 to 12 months	1,865	1,821
More than 12 months	660	731

	16,398	14,734
Less: Allowance for doubtful debts	(2,355)	(2,393)

	14,043	12,341

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	December 31,
	2014	2015
	RMB	RMB
Current, within 1 month	3,012	3,648
1 to 3 months	1,679	1,618
4 to 12 months	1,924	2,199
More than 12 months	1,027	1,841

	7,642	9,306
Less: Allowance for doubtful debts	(123)	(542)

	7,519	8,764

Ageing analysis of accounts receivable that are not impaired is as follows:

	December 31,
	2014	2015
	RMB	RMB
Not past due	19,408	19,263

Less than 1 month past due	1,356	1,154
1 to 3 months past due	798	688

Amounts past due	2,154	1,842

	21,562	21,105

7.	INVENTORIES

Inventories represent:

	December 31,
	2014	2015
	RMB	RMB
Materials and supplies	789	1,236
Goods for resale	3,436	5,045

	4,225	6,281

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	December 31,
	2014	2015
	RMB	RMB
Amounts due from China Telecom Group	818	732
Amounts due from China Tower	—	1,789
Amounts due from other telecommunications operators in the PRC	414	375
Prepayments in connection with construction work and equipment purchases	1,895	2,119
Prepaid expenses and deposits	3,398	3,622
Value-added tax recoverable	1,072	3,797
Other receivables	2,984	3,795
	10,581	16,229

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2014,	95,411	835,860	28,346	959,617
Additions	726	1,254	703	2,683
Transferred from construction in progress	2,661	57,880	1,497	62,038
Disposals	(642)	(74,688)	(1,670)	(77,000)
Reclassification	(2)	67	(65)	—

Balance at December 31, 2014	98,154	820,373	28,811	947,338

Additions	509	883	733	2,125
Transferred from construction in progress	3,161	79,569	1,738	84,468
Tower Assets Disposal (Note 2)	(3,646)	(29,221)	(121)	(32,988)
Other disposals	(732)	(51,994)	(1,894)	(54,620)
Reclassification	13	(353)	340	—

Balance at December 31, 2015	97,459	819,257	29,607	946,323

Accumulated depreciation and impairment:
Balance at January 1, 2014,	(40,505)	(524,863)	(19,908)	(585,276)
Depreciation charge for the year	(4,735)	(55,687)	(2,266)	(62,688)
Written back on disposals	592	71,351	1,559	73,502
Reclassification	2	(7)	5	—

Balance at December 31, 2014	(44,646)	(509,206)	(20,610)	(574,462)

Depreciation and impairment charge for the year	(4,662)	(56,862)	(2,332)	(63,856)
Written back on Tower Assets Disposal (Note 2)	1,520	13,051	52	14,623
Written back on other disposals	697	48,869	1,787	51,353
Reclassification	(11)	133	(122)	—

Balance at December 31, 2015	(47,102)	(504,015)	(21,225)	(572,342)

Net book value at December 31, 2015	50,357	315,242	8,382	373,981

Net book value at December 31, 2014	53,508	311,167	8,201	372,876

10.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2014	44,157
Additions	74,585
Transferred to property, plant and equipment	(62,038)
Transferred to intangible assets	(3,523)

Balance at December 31, 2014	53,181
Additions	107,762
Tower Assets Disposal (Note 2)	(2,959)
Transferred to property, plant and equipment	(84,468)
Transferred to intangible assets	(4,413)

Balance at December 31, 2015	69,103

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	GOODWILL

	December 31,
	2014	2015
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,917	29,920

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

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.7% (2014: 10.3%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

12.	INTANGIBLE ASSETS

Computer software
RMB
Cost:
Balance at January 1, 2014	18,091
Additions	378
Transferred from construction in progress	3,523
Disposals	(239)

Balance at December 31, 2014	21,753
Additions	511
Transferred from construction in progress	4,413
Disposals	(376)

Balance at December 31, 2015	26,301

Accumulated amortization and impairment:
Balance at January 1, 2014	(10,046)
Amortization charge for the year	(2,923)
Written back on disposals	200

Balance at December 31, 2014	(12,769)
Amortization charge for the year	(3,093)
Written back on disposals	300

Balance at December 31, 2015	(15,562)

Net book value at December 31, 2015	10,739

Net book value at December 31, 2014	8,984

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INTERESTS IN ASSOCIATES

	December 31,
	2014	2015
	RMB	RMB
Unlisted equity investments, at cost	3,219	36,325
Share of post-acquisition changes in net assets	887	(1,852)

	4,106	34,473

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	27.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	2014	2015
	RMB	RMB
Current assets	9,676	38,586
Non-current assets	454	231,793
Current liabilities	244	47,717
Non-current liabilities	—	96,535

Operating revenues	—	10,325
Loss for the year	(114)	(2,944)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	(114)	(2,944)

Dividend received from the associate	—	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	9,886	126,127
Non-controlling interests of the associate	—	—
Group’s effective interest in the associate (Note 2)	29.9%	27.9%
Group’s share of net assets of the associate	2,956	35,189
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal (Note 2)	—	(1,939)

Carrying amount of the associate in the consolidated financial statements of the Group	2,956	33,250

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INTERESTS IN ASSOCIATES (continued)

	Shanghai Information Investment Incorporation
	2014	2015
	RMB	RMB
Current assets	6,309	6,872
Non-current assets	7,773	7,943
Current liabilities	4,887	5,228
Non-current liabilities	3,680	3,716

Operating revenues	3,740	4,094
Profit for the year	236	342
Other comprehensive income for the year	—	—
Total comprehensive income for the year	236	342

Dividend received from the associate	10	9

Reconciled to the Group’s interests in the associate
Net assets of the associate	5,515	5,871
Non-controlling interests of the associate	(1,738)	(1,850)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	906	965

Carrying amount of the associate in the consolidated financial statements of the Group	906	965

14.	INVESTMENTS

	December 31,
	2014	2015
	RMB	RMB
Available-for-sale equity securities	945	1,597
Other unlisted equity investments	27	27

	972	1,624

Other unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

15.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2015	2014	2015	2014	2015	2014
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,291	1,156	—	—	1,291	1,156
Property, plant and equipment	3,174	1,788	(1,605)	(773)	1,569	1,015
Deferred revenues and installation costs	190	288	(130)	(189)	60	99

Available-for-sale equity securities	—	—	(326)	(163)	(326)	(163)

Deferred tax assets/(liabilities)	4,655	3,232	(2,061)	(1,125)	2,594	2,107

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Balance at January 1, 2013	Recognized in consolidated statement of comprehensive income	Disposal of a subsidiary	Balance at December 31, 2013
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,028	43	—	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	—	155
Available-for-sale equity securities	(73)	(104)	—	(177)

Net deferred tax assets	2,205	95	(4)	2,296

	Balance at January 1, 2014	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2014
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

	Balance at January 1, 2015	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2015
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

16.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE

Short-term debt comprises:

	December 31,
	2014	2015
	RMB	RMB
Loans from banks – unsecured	5,399	5,361
Super short-term commercial papers – unsecured	18,997	33,995
Other loans – unsecured	182	182
Loans from China Telecom Group – unsecured	19,398	12,098

Total short-term debt	43,976	51,636

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2014 and 2015 was 5.1% per annum and 3.1% per annum, respectively. As of December 31, 2015, the Group’s loans from banks and other loans bear interest at rates ranging from 3.9% to 5.6% (2014: 4.5% to 11.0%) per annum, and are repayable within one year; as of December 31, 2015, super short-term commercial papers bear interest at rates ranging from 2.1% to 3.0% (2014: 5.3% to 5.6%) per annum and were fully repaid by March 2016; the loans from China Telecom Group bear interest at rates from 3.5% to 4.5% per annum and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

16.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

Long-term debt and payable comprises:

		December 31,
	Interest rates and final maturity	2014	2015
		RMB	RMB
Bank loans – unsecured

Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2030	10	2,463

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	491	470

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	349	261

Other currencies denominated		15	9

		865	3,203
Other loans – unsecured

Renminbi denominated		1	1

Amount due to China Telecommunications Corporation - unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710

Total long-term debt and payable		62,576	64,914

Less: Current portion		(82)	(84)

Non-current portion		62,494	64,830

Note:
(i)	The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks, and recognized the loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the loans was recognized as government grants in deferred revenue (Note 19).
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces , municipalities and autonomous regions in the PRC on December 31, 2012 (hereinafter referred to as the “Mobile Network Acquisition”). The Group may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Group pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2015 and 2016 are 5.11% and 4.00%, respectively.

If the amount is not paid when due, the Group is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

16.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

The aggregate maturities of the Group’s long-term debt and payable subsequent to December 31, 2015 are as follows:

RMB
2016	84
2017	61,832
2018	206
2019	206
2020	224
Thereafter	2,362

64,914

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As of December 31, 2014 and 2015, the Group had unutilized committed credit facilities amounting to RMB130,488 and RMB128,839 respectively.

17.	ACCOUNTS PAYABLE

Accounts payable are analyzed as follows:

	December 31, 2014	December 31, 2015
	RMB	RMB
Third parties	71,934	95,305
China Telecom Group	15,667	18,702
China Tower	—	3,272
Other telecommunications operators in the PRC	857	776

	88,458	118,055

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

18.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

			December 31, 2014	December 31, 2015
	Note		RMB	RMB
Amounts due to China Telecom Group			1,043	1,464
Amounts due to China Tower	(i	)	—	3,097
Amounts due to other telecommunications operators in the PRC			72	31
Accrued expenses			16,289	17,715
Value-added tax payable			953	1,112
Customer deposits and receipts in advance			54,014	59,514
Dividend payable			71	1

			72,442	82,934

Note:
(i)	The amounts due to China Tower as of December 31, 2015 includes the cash injection amounting to RMB2,966 pursuant to the Transfer Agreement. The amount was paid in February 2016.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	DEFERRED REVENUES

Deferred revenues mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortized portion of government grants (Note 16).

	December 31,
	2014	2015
	RMB	RMB
Balance at beginning of year	2,431	1,858
Additions for the year
— calling cards	547	600
— government grants	—	1,041

	547	1,641

Reductions for the year
— amortization of installation fees	(586)	(416)
— usage of calling cards	(534)	(582)
— amortization of government grants	—	(19)

Balance at end of year	1,858	2,482

Representing:
— current portion	1,060	1,028
— non-current portion	798	1,454

	1,858	2,482

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2014 and 2015, the unamortized portion of these costs was RMB818 and RMB560 respectively.

20.	SHARE CAPITAL

	December 31,
	2014	2015
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

21.	RESERVES

	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (ii))
Balance as of January 1, 2013	16,821	10,746	65,729	112	(865)	91,664	184,207
Acquisition of the Seventh Acquired Business (Note 1)	(278)	—	—	—	—	—	(278)
Disposal of a subsidiary	380	—	—	—	—	11	391
Contribution from non-controlling interests	141	—	—	—	—	—	141
Dividends (Note 28)	—	—	—	—	—	(5,433)	(5,433)
Appropriations (Note (iii))	—	—	1,663	—	—	(1,663)	—
Total comprehensive income for the year	—	—	—	315	(79)	17,545	17,781

Balance as of December 31, 2013	17,064	10,746	67,392	427	(944)	102,124	196,809
Dividends (Note 28)	—	—	—	—	—	(6,198)	(6,198)
Appropriations (Note (iii))	—	—	1,680	—	—	(1,680)	—
Total comprehensive income for the year,	—	—	—	(43)	3	17,680	17,640

Balance as of December 31, 2014,	17,064	10,746	69,072	384	(941)	111,926	208,251
Acquisition of non-controlling interests	(1)	—	—	—	—	—	(1)
Contribution from non-controlling interests	87	—	—	—	—	—	87
Dividends (Note 28)	—	—	—	—	—	(6,160)	(6,160)
Appropriations (Note (iii))	—	—	1,901	—	—	(1,901)	—
Total comprehensive income for the year	—	—	—	492	129	20,054	20,675

Balance as of December 31, 2015	17,150	10,746	70,973	876	(812)	123,919	222,852

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

21.	RESERVES (continued)

Note:

(i)	Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the consolidated financial statements, and the historical carrying amount of the net assets of these acquired entities.

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

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2015, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended December 31, 2015, the Company transferred RMB1,901, being 10% of the year’s net profit, to this reserve. For the year ended December 31, 2014, the Company transferred RMB1,680, being 10% of the year’s net profit determined in accordance with the IFRS.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2014 and 2015.

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

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2014 and 2015, the amount of retained earnings available for distribution was RMB93,635 and RMB105,079 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,461 in respect of the financial year 2015 proposed after the end of the reporting period has not been recognized as a liability in the consolidated financial statements at the end of the reporting period (Note 28).

22.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2013	2014	2015
			RMB	RMB	RMB
Wireline voice	(i	)	38,633	33,587	29,610
Mobile voice	(ii	)	58,217	54,673	48,983
Internet	(iii	)	99,394	112,431	126,546
Value-added services	(iv	)	36,230	38,419	39,044
Integrated information application services	(v	)	25,233	26,939	27,299
Telecommunications network resource services and lease of network equipment	(vi	)	17,586	17,332	17,635
Others	(vii	)	46,291	41,013	42,085

			321,584	324,394	331,202

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	OPERATING REVENUES (continued)

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

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Color Ring Tone, Internet data center and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

23.	NETWORK OPERATIONS AND SUPPORT EXPENSES

Included in the Group’s network operations and support expenses are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Operating and maintenance	29,963	38,159	46,018
Utility	11,404	11,644	12,519
Property rental and management fee	7,284	9,224	14,117
Others	4,451	9,624	8,586

	53,102	68,651	81,240

24.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Network operations and support	30,551	32,855	33,810
Selling, general and administrative	16,172	17,798	18,731

	46,723	50,653	52,541

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			Year ended December 31,
	Note		2013	2014	2015
			RMB	RMB	RMB
Interconnection charges	(i	)	15,916	12,483	12,329
Cost of goods sold	(ii	)	38,764	33,836	34,963
Donations			11	23	18
Others	(iii	)	69	1,176	1,533

			54,760	47,518	48,843

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include other surcharges related to VAT.

26.	NET FINANCE COSTS

Net finance costs comprise:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Interest expense incurred	5,840	5,958	4,900
Less: Interest expense capitalized*	(329)	(308)	(327)

Net interest expense	5,511	5,650	4,573
Interest income	(361)	(304)	(375)
Foreign exchange losses	61	21	154
Foreign exchange gains	(58)	(76)	(79)

	5,153	5,291	4,273

* Interest expense was capitalized in construction in progress at the following rates per annum	4.5%-5.8%	4.5%-6.0%	3.5%-5.5%

27.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Provision for PRC income tax	5,590	5,237	7,127
Provision for income tax of other tax jurisdictions	31	58	74
Deferred taxation	(199)	203	(650)

	5,422	5,498	6,551

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	INCOME TAX (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Year ended December 31,
	Note		2013	2014	2015
			RMB	RMB	RMB
Earnings before income tax			23,088	23,257	26,693

Expected income tax expense at statutory tax rate of 25%	(i	)	5,772	5,814	6,673
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(216)	(248)	(400)
Differential tax rate on other subsidiaries’ income	(ii	)	(31)	(31)	(25)
Non-deductible expenses	(iii	)	428	347	431
Non-taxable income	(iv	)	(120)	(243)	(75)
Effect of change in tax rate			4	—	—
Others	(v	)	(415)	(141)	(53)

Actual income tax expense			5,422	5,498	6,551

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses, losses on disposal of property, plant and equipment approved by tax authorities and other tax benefits.

28.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 23, 2016, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,461 for the year ended December 31, 2015 was proposed for shareholders’ approval at the annual general meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2015.

Pursuant to the shareholders’ approval at the annual general meeting held on May 27, 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 in respect of the year ended December 31, 2014 was declared and paid by July 17, 2015.

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 in respect of the year ended December 31, 2013 was declared and paid by July 18, 2014.

29.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2013, 2014 and 2015 is based on the profit attributable to equity holders of the Company of RMB17,545, RMB17,680 and RMB20,054 respectively, divided by 80,932,368,321 shares.

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

As of December 31, 2015, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

RMB
2016	3,452
2017	2,564
2018	2,006
2019	1,532
2020	1,171
Thereafter	3,723

Total minimum lease payments	14,448

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2013, 2014 and 2015 were RMB6,057, RMB7,779 and RMB10,331, respectively.

Capital commitments

As of December 31, 2015, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	403
- telecommunications network plant and equipment	9,745

10,148

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that, no material contingent liabilities were assumed by the Group.

(b)	As of December 31, 2014 and 2015, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavorable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, other non-current liabilities, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

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

The fair values of the Group’s financial instruments (other than long-term debt and payable, other non-current liabilities and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB945 and RMB1,597 as of December 31, 2014 and 2015 respectively was based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

The fair values of long-term debt and payable and other non-current liabilities are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable and other non-current liabilities is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable and other non-current liabilities, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2014: 1.0% to 6.6%). As of December 31, 2014 and 2015, the carrying amounts and fair values of the Group’s long-term debt and payable and other non-current liabilities were as follows:

	December 31, 2014		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt and payable	62,576	62,686	64,914	65,156
Other non-current liabilities	424	357	455	419

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	FINANCIAL INSTRUMENTS(continued)

(b) Risks (continued)

(i) Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 6.

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2014
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	43,976	44,133	44,133	—	—	—
Long-term debt and payable	62,576	72,093	3,243	3,243	65,107	500
Accounts payable	88,458	88,458	88,458	—	—	—
Accrued expenses and other payables	72,442	72,442	72,442	—	—	—
Other non-current liabilities	424	424	—	—	—	424

	267,876	277,550	208,276	3,243	65,107	924

	2015
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	51,636	51,967	51,967	—	—	—
Long-term debt and payable	64,914	71,295	2,597	64,345	768	3,585
Accounts payable	118,055	118,055	118,055	—	—	—
Accrued expenses and other payables	82,934	82,934	82,934	—	—	—
Finance lease obligations	119	134	48	43	43	—
Other non-current liabilities	455	455	—	—	408	47

	318,113	324,840	255,601	64,388	1,219	3,632

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(iii) Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debt and long-term debt and payable. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2014		2015
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	5.0	43,156	3.0	50,806
Long-term debt	2.4	866	1.2	3,204

		44,022		54,010
Variable rate debt:
Short-term debt	5.6	820	4.8	830
Deferred consideration due to China Telecommunications Corporation (as defined in Note 16)	5.1	61,710	4.0	61,710

		62,530		62,540

Total debt		106,552		116,550

Fixed rate debt as a percentage of total debt		41.3%		46.3%

As of December 31, 2014 and 2015, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB469 and RMB469 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2014.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 92.6% (2014: 93.1%) of the Group’s cash and cash equivalents and 99.4% (2014: 99.2%) of the Group’s short-term and long-term debt and payable as of December 31, 2015 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.

32.	CAPITAL MANAGEMENT

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt payable, and finance lease obligations. As of December 31, 2014 and 2015, the Group’s total debt-to-total assets ratio was 19.0% and 18.5% respectively, which is within the range of management’s expectation.

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

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2013	2014	2015
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials.	(i)	3,563	3,729	5,288
Sales of telecommunications equipment and materials.	(i)	3,885	3,089	2,855
Construction and engineering services.	(ii)	14,543	15,478	19,888
Provision of IT services	(iii)	192	167	181
Receiving IT services	(iii)	1,136	1,171	1,365
Receiving community services	(iv)	2,826	2,885	2,860
Receiving ancillary services.	(v)	11,208	11,549	12,718
Property lease income	(vi)	46	39	47
Property lease expenses	(vi)	673	695	673
Net transaction amount of centralized services	(vii)	616	246	486
Interconnection revenues	(viii)	44	45	59
Interconnection charges	(viii)	394	391	468
Internet applications channel services	(ix)	—	366	368
Interest on amounts due to and loans from China Telecom Group	(x)	3,912	4,431	4,048
Lease of CDMA network facilities	(xi)	157	193	226
Lease of inter-provincial transmission optic fibres	(xii)	25	22	22
Lease of land use rights	(xiii)	16	15	13

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 16).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Note (continued) :

(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.

(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.

(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2014	2015
	RMB	RMB
Accounts receivable	329	492
Prepayments and other current assets	818	732

Total amounts due from China Telecom Group	1,147	1,224

Accounts payable	15,667	18,702
Accrued expenses and other payables	1,043	1,464
Short-term debt	19,398	12,098
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	97,818	93,974

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 16.

As of December 31, 2014 and 2015, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

	Note		2014	2015
			RMB	RMB
Tower Assets Disposal (Note 2)			—	30,131
Tower assets usage fee	(i	)	—	2,742

Note:

(i)	Represent amounts paid and payable to China Tower for the usage of telecommunications tower and related assets.

Amounts due from/to China Tower are summarized as follows:

	2014	2015
	RMB	RMB
Prepayments and other current assets	—	1,789

Total amounts due from China Tower	—	1,789

Accounts payable	—	3,272
Accrued expenses and other payables	—	3,097

Total amounts due to China Tower	—	6,369

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with China Tower (continued)

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As of December 31, 2014 and 2015, no material allowance for doubtful debts was recognized in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors, supervisors and executive vice presidents of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits .	14,329	11,598	9,859
Post-employment benefits.	794	1,069	916

	15,123	12,667	10,775

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 34.

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organizations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries(Note 33(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

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

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the years ended December 31, 2013, 2014 and 2015 were RMB5,682 and RMB6,229 and RMB6,584 respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2014 and 2015 was RMB669 and RMB791 respectively.

35.	STOCK APPRECIATION RIGHTS

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

During the years ended December 31, 2013, 2014 and 2015, no stock appreciation right units were exercised. For the year ended December 31, 2015, compensation expense of RMB102 was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended December 31, 2014, compensation expense of RMB130 was recognized by the Group in respect of stock appreciation rights. For the year ended December 31, 2013, compensation expense of RMB39 was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company.

As of December 31, 2014 and 2015, the carrying amount of the liability arising from stock appreciation rights was RMB254 and RMB152 respectively. As of December 31, 2014, 609 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB183. As of December 31, 2015, 908 million stock appreciation right units vested but were not exercised, and 8.7 million stock appreciation right units were forfeited. The carrying amount of the corresponding liability was RMB152.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2015 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities
China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC	392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$1	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC	300	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia	AUD1 million	Provision of international value-added network services

China Telecom Korea Co.,Ltd	Limited Company	May 16, 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	June 26, 2012	Malaysia	RM500,000	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam	VND6,300 million	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	PRINCIPAL SUBSIDIARIES (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities

iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	11	Provision of instant messenger service

Chengdu E-store Technology Co., Ltd	Limited Company	June 17, 2014	PRC	45	Provision of software technology

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company, all of the above subsidiaries are directly or indirectly wholly owned by the Company. No subsidiaries of the Group have material non-controlling interest.

37.	ACCOUNTING ESTIMATES AND JUDGMENTS

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

For the year ended December 31, 2015, provision for impairment losses of RMB51 were made against the carrying value of long-lived assets. For the years ended December 31, 2013 and 2014, no provision for impairment loss was made against the carrying value of long-lived assets. In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

38.	POSSIBLE IMPACT OF AMENDMENTS AND NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2015

Up to the date of issue of these consolidated financial statements, the IASB has issued the following amendments and new standards which are not yet effective and not early adopted for the annual accounting period ended December 31, 2015:

Effective for accounting period beginning on or after
Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendments to IAS 1, “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”	January 1, 2016
Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016
Amendments to IAS 7, “Disclosure Initiative”	January 1, 2017
Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers”	January 1, 2018
IFRS 16, “Leases”	January 1, 2019
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	POSSIBLE IMPACT OF AMENDMENTS AND NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2015 (continued)

The Group is in the process of making an assessment of the impact that will result from adopting the amendments and new standards issued by the IASB which are not yet effective for the accounting period ended on December 31, 2015. Except for IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments and new standards is unlikely to have a significant impact on its financial position and the results of operations.

39.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2015 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.