Form 20-F
period 2016-12-31
CHINA TELECOM CORP LTD
filed 2017-04-28
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ms. Wong Yuk Har, Rebecca

China Telecom Corporation Limited

38/F, Dah Sing Financial Center

108 Gloucester Road

Wanchai, Hong Kong

Email: rebecca.wong@chinatelecom-h.com

Telephone: (+852) 2582 5819

Fax: (+852) 2157 0010

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

As of December 31, 2016, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated Filer  ☐    Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification After April 5, 2012.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see “D. Risk Factors” under Item 3.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2015 and 2016, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2012 and 2013 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflect the acquisitions and divestment in 2012 and 2013, the establishment of new subsidiaries in 2014 and the tower assets disposal in 2015 described under “Item 4. Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”, “—Changes in Our Corporate Organization in 2013”, “—Changes in Our Corporate Organization in 2014” and “Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”.

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

	As of or for the year ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	283,176	321,584	324,394	331,202	352,285	50,740
Operating expenses	(261,968)	(294,116)	(295,886)	(304,760)	(325,084)	(46,822)
Operating income	21,208	27,468	28,508	26,442	27,201	3,918
Earnings before income tax	19,817	23,088	23,257	26,693	24,097	3,471
Income tax	(4,753)	(5,422)	(5,498)	(6,551)	(5,988)	(862)
Profit attributable to equity holders of the Company	14,949	17,545	17,680	20,054	18,004	2,593
Basic earnings per share(1)	0.18	0.22	0.22	0.25	0.22	0.03
Basic earnings per ADS(1)	18.47	21.68	21.85	24.78	22.25	3.20
Cash dividends declared per share	0.07	0.08	0.08	0.08	0.09	0.01

	As of or for the year ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	30,099	16,070	20,436	31,869	24,617	3,546
Accounts receivable, net	18,782	20,022	21,562	21,105	21,423	3,086
Total current assets	65,375	52,783	59,543	78,108	73,972	10,654
Property, plant and equipment, net	373,781	374,341	372,876	373,981	389,648	56,121
Total assets	545,291	543,239	561,274	629,561	652,368	93,961
Short-term debt	6,523	27,687	43,976	51,636	40,780	5,874
Current portion of long-term debt and payable	10,212	20,072	82	84	62,276	8,970
Accounts payable	68,948	81,132	88,458	118,055	122,444	17,636
Total current liabilities	193,610	200,098	206,325	255,929	318,998	45,945
Long-term debt and payable	83,070	62,617	62,494	64,830	9,370	1,350
Deferred revenues (including current portion)	3,445	2,431	1,858	2,482	3,558	512
Total liabilities	279,191	264,575	271,166	324,810	336,073	48,405
Equity attributable to equity holders of the Company	265,139	277,741	289,183	303,784	315,324	45,416

Consolidated Cash Flow Data:
Net cash generated from operating activities	70,722	88,351	96,405	108,750	101,130	14,566
Net cash used in investing activities(2)	(48,295)	(107,948)	(81,708)	(102,250)	(99,038)	(14,264)
Capital expenditures(2)	(50,071)	(70,921)	(80,273)	(101,898)	(96,673)	(13,924)
Net cash (used in) / generated from financing activities	(19,802)	5,637	(10,327)	4,809	(9,555)	(1,376)

(1)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2012, 2013, 2014, 2015 and 2016 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(2)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2016, a final dividend of RMB6,489 million (RMB0.080182 per share equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2015 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 21, 2017, a final dividend of approximately RMB7,548 million (RMB0.093261 equivalent to HK$0.105 per share, pre-tax) for the year ended December 31, 2016 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 30, 2016 (RMB6.9430 to US$1.00 and HK$7.7534 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” under this Item. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 21, 2017, the daily exchange rates reported by the Federal Reserve Board was RMB6.8845 to US$1.00 and HK$7.7757 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2016	6.7819	6.6685	October 2016	7.7600	7.7536
November 2016	6.9195	6.7534	November 2016	7.7581	7.7546
December 2016	6.9580	6.8771	December 2016	7.7674	7.7534
January 2017	6.9575	6.8360	January 2017	7.7580	7.7540
February 2017	6.8821	6.8517	February 2017	7.7627	7.7575
March 2017	6.9132	6.8687	March 2017	7.7714	7.7611
April 2017 (through April 21, 2017)	6.8988	6.8778	April 2017 (through April 21, 2017)	7.7757	7.7687

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2012, 2013, 2014, 2015 and 2016 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519
2016	6.6549	7.7618

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In December 2013, each of China Mobile Communications Corporation, or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited, or Unicom Group, was granted the permit to provide 4G services nationwide. We have been authorized by China Telecom Group to operate 4G business nationwide based on both LTE/Time Division Duplex standard (“TD-LTE”) technologies and Frequency Division Long Term Evolution standard (“LTE FDD”) technologies. We cannot assure you that: (i) our 4G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 4G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 4G services for us to deliver these services profitably; (iv) our competitors’ 4G, or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in providing 4G services. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations. We expect that the market competition will be further intensified as a result of our competitors expanding their 4G services, which could materially and adversely affect our business and prospect.

Prior to December 2013, China Unicom, China Tietong Telecommunications Corporation, or China Railcom, which is a wholly-owned subsidiary of China Mobile Group, CITIC NETWORKS Co., Ltd., and our Company were the only operators licensed by the MIIT to provide fixed-line telecommunications services in China. In December 2013, China Mobile Group received permission from the MIIT to authorize China Mobile to operate fixed-line telecommunications businesses. In December 2015, China Mobile completed its acquisition from China Mobile Group of the fixed-line telecommunications businesses operated by China Railcom. In May 2016, China Radio and Television Network Co. Ltd. received license from the MIIT to operate fixed-line broadband businesses. The entry of China Mobile and China Radio and Television Network Co. Ltd. has intensified and may further intensify the competition in this sector, which could have a material adverse effect on our business.

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure), are competing with us in voice or data services. During the past few years, some of our traditional revenue contributors have experienced a slowdown in the growth rate or negative growth, primarily due to the alternative means of communication becoming increasingly popular among the consumers. See “ – D. Risk Factors – Risks Relating to our Business – We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.”

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry. For more details of the three-network convergence policy, please see “Item 4. Information on the Company – B. Business Overview – Regulatory and Related Matters – Three-Network Convergence Policy.” For a series of government measures to encourage non-State owned companies to provide telecommunications services that could compete with our services, see “Item 4. Information on the Company – B. Business Overview – Competition.” As of December 31, 2016, the MIIT granted broadband access pilot enterprises licenses to over 200 private companies. In 2016, MIIT further opened up broadband access markets to private capital in seven provinces on a province-wide basis and an additional 12 pilot cities. As of December 31, 2016, 42 mobile virtual network operators obtained the licenses from the MIIT, and there were a total of 43 million users of mobile virtual network. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

The development of our mobile business is dependent on the Tower Company.

In July 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited (“CMCL”) made the decision to jointly establish China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited, the “Tower Company”), and carried out the establishment of Tower Company and the transfer of certain tower assets. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”.

The Tower Company will be of significant importance to the development of our mobile business and our results of operations. In particular, given that, in principle, we, CUCL and CMCL expect that construction of new tower assets would be carried out by the Tower Company, our mobile business depends on the lease arrangement between us and the Tower Company. Because we do not control the Tower Company, we cannot assure you that it will act in the best interests of us. Due to our reliance on Tower Company for tower assets, if we fail to use the relevant tower assets at our desired locations and on terms and conditions that are favorable to us in order to expand our mobile network coverage, or if we cannot receive quality services on a timely basis from the Tower Company, the growth of our mobile business as well as our financial condition and results of operations may be materially and adversely affected.

In addition, as part of its periodic review of our filings, the staff of the Division of Corporation Finance of the SEC sent us three rounds of comments in September 2016, November 2016 and February 2017, respectively, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2015. These comments mainly relate to the background, execution process and accounting treatments of the aforesaid transactions with Tower Company. We have responded to the latest comments in March 2017, and have not yet received a formal reply from the SEC to our latest response letter. Thus we do not know if the SEC considers certain comments to remain unresolved, and whether and how those unresolved comments could affect any of our past or current disclosure. As such, there remains uncertainty whether we would be required to amend our past or current disclosure, including the financial statements, which could result in us incurring costs and require our management and employees to devote further efforts on this matter. To the extent that any such amendment occurs, we cannot assure you that it would not cause any adverse effect on our stock price.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. Tariffs for mobile voice services have continued to decrease in recent years, which further accelerated substitution of the wireline voice services by the mobile voice services. The number of our wireline telephone subscribers decreased by 6.4% at the end of 2015 compared to that at the end of 2014 and further decreased by 5.6% at the end of 2016. Revenues from our wireline voice services decreased by 11.8% in 2015 compared to 2014 and further decreased by 12.2% in 2016. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 10.4% in 2014 to 8.9% in 2015 and 7.4% in 2016.

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

China Telecom Group, a wholly state-owned enterprise, owned approximately 70.89% of our outstanding shares as of April 24, 2017. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. The effective provision of our voice, Internet and other services requires interconnection between our networks and those of China Telecom Group, Unicom Group, China Mobile Group and other telecommunications operators. Any interruption in our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and, in turn, our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that may seriously jeopardize our operations and adversely affect our profitability and growth.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to transform our Company into a leading integrated intelligent information services provider, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks, expanding capacity or acquisitions of businesses or assets may be significant. Furthermore, in order for us to effectively respond to technological changes and more intensive competition, we may need to make substantial investments in the future.

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as mobile Internet, the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. For example, we have begun to research and develop Software-Defined Networking (“SDN”) and Network Functions Virtualization (“NFV”) technologies. These new virtualized networks will increase the flexibility of networks. However, the successful deployment and application of such cutting edge technologies depend on a number of factors, including the integration of legacy networks and cloud security related challenges. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

Our ability to respond to technological developments may also be adversely affected by external factors, some of which are beyond our control. For example, we began our research on 5G technology. However, various details concerning 5G services are still uncertain, including the timing of the issuance of 5G permits, the frequency bands allocated to 5G services, relevant regulations, as well as the technological standard for 5G services. If we are unable to respond to these uncertainties, such inability may materially and adversely affect our business in the future.

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

We may suffer damage to our reputation due to communications fraud carried out on our network.

Communications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, poses a risk to us. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud. On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds and the MIIT issued the Implementation Opinions on the Work of Further Prevention and Crack Down on Communications Fraud on November 7, 2016. We have implemented various measures to strengthen our management and control over sales and distribution channels, including full-scale implementation of the compliance review of sales agencies, real name verification of employee numbers, awareness campaigns as well as taking and storing the photo of customers when they conduct business with us. However, there is no assurance that such measures will prevent communications fraud effectively. Communications fraud as a result of our failure in implementing the real name registration measure may result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Risks Relating to the Telecommunications Industry in the PRC

The current and future government regulations and policies that extensively govern the telecommunications industry may limit our flexibility in responding to market conditions as well as competition, and may change our cost structure.

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

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions or to changes in our cost structure. For example, on May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. As a result, we carried out a series of measures, including launching the upgrade service in 2015 October which would allow handset data subscribers who subscribe to our monthly data packages to rollover the unused data remaining in the monthly packages to the next month. In order to further implement the policy requirements of the PRC government regarding network speed upgrade and tariff reduction, we will cease to charge handset subscribers domestic long distance and roaming fees commencing before October 1, 2017. Meanwhile, we will reduce the fees of international long distance calls and significantly reduce the tariff of Internet dedicated line access for small and medium enterprises during the year. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunication Resale Business , pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. On December 1, 2016, the amended PRC Regulations on the Management of Radio Operation came into effect. The amended provision provided that a permit is required for using certain radio frequencies, which may be obtained through a bidding process or auctions. As such, we may incur additional costs in the future when we need to obtain the permit to use certain radio frequencies, such as the frequency bands for 5G, which will affect our cost structure. We may face further policy requirements imposed by the PRC government on price adjustment in the future. Any such requirements could materially adversely affect our revenues, profitability and results of operations. In addition, the PRC government has taken various initiatives and promulgated a number of regulations to encourage private capital to invest in the telecommunications industry, all of which have intensified, and are expected to continue to intensify, the competition in the telecommunications industry in the PRC. See “ – D. Risk Factors – Risks Relating to our Business – We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.”

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate for the expenses incurred in the “Village to Village” and the “Broadband China” projects before the establishment of a universal service fund. See “Item 4. Information on the Company – B. Business Overview – Regulatory and Related Matters – Universal Services.” However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Village to Village” and the “Broadband China” projects.

Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. We may not be able to realize adequate return on investments for expanding networks to, and providing telecommunications services in, those economically less developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. If we are required to provide universal services with specified obligations without proper compensation by the government, our business and profitability may be adversely affected.

We have experienced incidents of executive misconduct in the past, which could adversely impact our reputation, our financial condition and results of operations as well as the trading price of our securities.

According to the information disclosed on the website of Communist Party of China Central Commission for Discipline Inspection and Ministry of Supervision of the PRC on December 27, 2015, Mr. Chang Xiaobing, the former Chairman of Unicom Group and the then Chairman of China Telecom Group was under investigation by such authorities for suspected serious disciplinary violations. Mr. Chang was appointed as the chief executive officer of the Company on September 1, 2015 and the director and chairman of the Company on October 23, 2015. On December 30, 2015, Mr. Chang resigned from his positions as the executive director, chairman and chief executive officer of the Company with effect from the same date. Prior to his resignation, Mr. Chang had worked at the Company for four months. Mr. Chang is currently on trial in a PRC court and is awaiting sentencing. The investigation and trial conducted by the PRC authorities on Mr. Chang may harm our reputation and adversely affect our financial condition and results of operations as well as the trading price of our securities.

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

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008 and continued in the past few years, coupled with the on-going structural reform of the PRC economy, has led to a marked slowdown in, and may continue to slow down, the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.7% in 2016. The PRC economy may continue to grow at a relatively slow pace in the next few years. There is no assurance that the GDP growth rate of the PRC will not further decline. A slowdown in economic growth could reduce business activities and demand for our services. The global economy may continue to deteriorate in the future and continue to have an adverse impact on the PRC economy. Any significant slowdown in the PRC economy could have a material adverse effect on the PRC telecommunications industry as well as our business and operations.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the PRC government expanded the daily floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%, which was further expanded to 2.0% in March 2014. According to the exchange rates published by the People’s Bank of China on December 31, 2016, the exchange rate of Renminbi depreciated by 6.4% against the U.S. dollars from December 31, 2015. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Although we will be subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs (the “Codes”) the holders of H shares will not be able to bring actions on the basis of violations of the Listing Rules or the Codes, and must rely on the Hong Kong Stock Exchange and The Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Codes, as the case may be.

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

Several natural disasters and health hazards have struck mainland China in recent years. In 2013, a major earthquake registering 7.0 on the Richter scale struck Sichuan Province, and floods struck 18 provinces including Gansu and Heilongjiang Provinces, causing widespread damages to telecommunications equipment in the affected areas and resulting in disruptions of the telecommunications services. In 2014, three major earthquakes registering 6.1, 6.5 and 6.6, respectively, on the Richter scale struck Yunan Province and another major earthquake registering 6.3 on the Richter scale struck Sichuan Province, causing severe damages to telecommunications equipment as well as disruptions to telecommunications services in the affected areas. In July 2016, southern China suffered severe rainstorms and flooding, which resulted in significant damages to the telecommunications equipment in the affected areas. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in the PRC or other regions in the world may have a material adverse effect on our financial condition and results of operations.

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

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Pursuant to the CDMA Network Acquisition Agreement, (i) RMB25,500 million of the Final Consideration was paid in January 2013 and (ii) the balance of the Final Consideration, or the Deferred Payment, will be payable at any time on or before the fifth anniversary of the Completion Date. Payment of the Final Consideration was and will be funded from our internal resources and relevant debt financing sources. The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without any penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecom Group at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a five basis points premium to the yield of the five-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the five-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for the first year, the second year, the third year, the fourth year and the fifth year after the Completion Date are 4.83%, 6.25%, 5.11%, 4.00% and 4.11%, respectively. In the event any amount payable by the Company under the CDMA Network Acquisition Agreement is not paid when due, the Company will be subject to liquidated damages on such amount at a daily rate of 0.03% of the arrears from the date following the applicable due date to the date when such amount has been paid in full.

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

On August 19, 2013, we set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., or Zhejiang Yixin, with Netease, Inc., a leading Internet technology company in China, to launch “YiChat”, a mobile Internet multimedia instant messaging application for smartphones. As of December 31, 2016, Zhejiang Yixin had a registered capital of RMB11 million, of which 65% is owned by us and the remaining 35% is owned by Netease, Inc.

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

Changes in Our Corporate Organization in 2014

On June 17, 2014, we set up a wholly-owned subsidiary, Chengdu E-store Technology Co., Ltd., which engages in software technology development. The registered capital of Chengdu E-store Technology Co., Ltd. is RMB45 million.

Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers

On July 11, 2014, the Company, CUCL and CMCL entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited to jointly establish the Tower Company. The registered capital of the Tower Company was RMB10 billion. The Company, CUCL and CMCL subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares, respectively, of the Tower Company in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The Tower Company was registered on July 15, 2014 and was renamed as China Tower Corporation Limited on September 2, 2014. We had paid in our subscription of the registered capital of the Tower Company by December 31, 2014.

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

The Company realized a gain (subject to deduction of relevant expenses and taxes) from the tower assets disposal described above, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as of the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date of such tower assets disposal in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. Upon completion of the disposal of tower assets by the Company to the Tower Company, the Company and Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). A copy of the English translation of Lease Agreement is filed as Exhibit 4.71 to this annual report.

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our mobile business and our results of operations, please see “Item 3. Key Information – D. Risk Factors - Risk Relating to Our Business – The development of our mobile business is dependent on the Tower Company”. We have leveraged the rich towers resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, remedy the weakness of having relatively less base stations at 800 MHz bandwidth and improve our network competitive strength; in the long term, we would benefit from the operations of the Tower Company in the following aspects: (i) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the cooperation made possible by the Tower Company; and (ii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 24, 2017:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Investment Group Co., Ltd
2.64%
Zhejiang Financial Development Company
1.20%
Fujian Investment & Development Group Co., Ltd
China Telecom Corporation Limited
99%
China Telecom Global Limited(1) (Hong Kong)
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

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033 and our telephone number is (+86-10) 5850-1508. Our website address is www.chinatelecom-h.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 13th floor, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B.	Business Overview

We are an integrated information service provider in the PRC with full-service capabilities. Following our acquisition of the CDMA Business in 2008, we began to offer a comprehensive range of telecommunications services, including voice services, Internet services, information and application services, telecommunications network resource services and lease of network equipment and other related services. See “—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008.”

Since 2005, we have started to implement our business strategy of transformation from a traditional basic telecommunications service provider to a modern integrated information services provider. Specifically, we have enhanced our efforts in developing our non-voice services, such as Internet services, and information and application services, while we continue to strengthen our traditional services such as the wireline voice services, in achieving a more structurally optimized business and enhanced competitive strength. We aim to provide differentiated and innovative services to create value for customers by leveraging on our integrated resources.

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

Our Operation Strategy

In 2016, we continued to leverage on our economies of scale and focus on our data business to further increase both of our revenues and profits. In particular, we have implemented the following operational strategies:

•	We focused on developing our 4G business and rapidly grew our 4G customers base;

•	We continued to expand our optic fiber broadband services to promote intelligent upgrade in broadband;

•	We successfully promoted “6-mode multi-mode” as national standard, enabling terminal standard back to international mainstream;

•	We continued deepening in reforms and innovation to stimulate corporate intrinsic momentum;

•	We reinforced our efforts in promoting Internet applications to attract more customers;

•	We accelerated the Internet-oriented transformation of marketing channels and improved marketing efficiency; and

•	We focused on improving service quality for our 4G and broadband services to enhance customer experience.

In addition, in June 2016, we established a comprehensive transformation and upgrades strategy (Transformation 3.0) and strived to be a leading integrated intelligent information services operator. We plan to focus on the main theme of making our network and operation more intelligent and data-driven and will promote the development of the ecosystems around our businesses. We promptly determined and established the implementation path to pragmatically promote network intelligentization, service ecologicalization and operation intellectualization. We have commenced the implementation of Transformation 3.0 strategy with the following initiatives:

•	We completed the top-level design on network reconstitution, published the CTNet2025 Network Structure White Paper and launched a number of network reconstitution projects encompassing various areas such as network framework, fundamental scientific R&D, network engineering and product development;

•	We established five key business ecospheres, namely Intelligent Connection, Smart Family, Internet Finance, IoT and new ICT applications to provide intelligent-connected and vertically-integrated intelligent applications services for users; and

•	We focused on data-driven initiatives. We commenced to implement various key measures including construction of corporate-level Big Data platform, enhancement of database management, reinforcement of IT system support and improvement of data applications capabilities.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2014	2015	2016
Mobile subscribers (in millions)	185.6	197.9	215.0
of which: 4G terminal users (in millions)	7.1	58.5	121.9
Mobile voice usage (in billion minutes)	655.9	667.5	720.6
Mobile SMS Usage (in billion messages)	64.6	56.8	54.7
Handset data traffic (in kTB)	266.6	554.7	1,277.0
Wireline broadband subscribers (in millions)	107.0	113.1	123.1
of which: Fiber-to-the-Home (FTTH) subscribers (in millions)	42.6	71.0	106.0
Access lines in service (in millions)	143.6	134.3	126.9
Wireline local voice usage (in billion pulses)	130.4	110.9	93.4
e-Surfing HD subscribers	31.3	40.4	61.3
BestPay average monthly active users	—	3.5	16.2
Internet of Things connected devices(1)	—	1.0	14.2

(1)	China Telecom completed the construction of its efficiently-centralized operating platform for Internet of Things and operation commenced in April 2016.

Our Products and Services

Voice Services

Our voice services include mobile voice services and wireline voice services.

Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2016, as part of our effort to develop our 4G services, we further expanded our mobile subscriber base through marketing efforts in open channel sales of 4G mobile handsets by promoting “6-mode multi-mode” as the national standard. In addition, we accelerated subscribers migration to 4G services and expanded our subscriber base.

Amid the intense market competition in 2016, the number of subscribers of our mobile services grew by 8.6% from 197.9 million as of December 31, 2015 to 215.0 million as of December 31, 2016. The mobile voice usage increased to 720.6 billion minutes in 2016 from 667.5 billion minutes in 2015.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total number of wireline telephone subscribers decreased to 126.9 million as of December 31, 2016 from 134.3 million as of December 31, 2015. The total local wireline usage decreased by approximately 15.8% from 110.9 billion pulses in 2015 to 93.4 billion pulses in 2016. Total domestic long distance wireline usage was 20,183 million minutes in 2016, representing a decrease of approximately 22.4% from 26,005 million minutes in 2015. Total usage of international, Hong Kong, Macau and Taiwan long distance wireline services in 2016 was 387 million minutes, representing a decrease of approximately 22.3% from 498 million minutes in 2015.

The decrease in the number of wireline telephone subscribers and wireline voice service usage was primarily attributable to the increasing penetration of mobile voice and other alternative communication means, such as Over-the-Top messaging services and the migration of some of our wireline telephone subscribers to our mobile services.

In addition, we continued to enhance the scale development of industry applications to attract government and enterprise subscribers.

Internet Services

Our Internet services consist of wireline Internet access services, including dial-up and broadband services, and mobile Internet access services. Internet services have become increasingly important in our revenue structure. We offer Internet services through integrated and customizable service plans along with other services, which create the synergy that mutually benefits our Internet access, mobile and other services.

In 2016, we focused on promotion of Hundred-Mbps broadband products with trial runs of Gbps products and continued to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. In 2016, we primarily achieved full coverage of our optic fiber network in the southern urban areas. The number of our wireline broadband subscribers reached 123.1 million as of December 31, 2016, up by 8.9% from 113.1 million as of December 31, 2015. Among these subscribers, Fiber-to-the-Home subscribers, or FTTH subscribers, reached 106.0 million, accounting for approximately 86.1% of the total wireline broadband subscribers as of December 31, 2016, representing an increase of 49.3% over the number of FTTH subscribers as of December 31, 2015. In addition, by utilizing our competitive wireline broadband access capacity, we continued to develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services.

Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network by focusing on developing our 4G services. In 2016, we primarily achieved full coverage of our 4G network nationwide. We built approximately 380,000 new 4G base stations, reaching a total of approximately 890,000 4G base stations as of December 31, 2016, and deployed 4G+ (LTE-A) in all cities. We diversified our products, optimized our 4G packages, and promoted the data traffic products including “spare time package”, “holiday package” and “dedicated data traffic package”. As of December 31, 2016, the number of our 4G terminal users reached 121.9 million, accounting for 56.7% of our mobile subscribers. In 2016, our total handset Internet data traffic reached 1,277.0 kTB, representing an increase of 130.2% over 2015, of which the aggregate 4G handset Internet data traffic increased nearly 3 times, and the monthly average mobile data traffic per 4G terminal use reached 1,029 MB, significantly contributing to the volume and revenue of our data services.

Information and Application Services

Our information and application services include four core applications namely Internet protocol TV(e-surfing HD), or IPTV (e-surfing HD), VPN, family cloud and video call as well as Internet data center, or IDC, services, IP-virtual private dial-up network, or IP-VPDN, services, which are based on wireline Internet related services. In addition, we have caller ID services, short messaging services, or SMS, multimedia messaging services, or MMS and email services, content based services and applications, such as content services relating to music, and industry-specific applications for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital and integrated e-Surfing radio-frequency identification, or RFID services, which are based on wireline voice related services.

We strengthened our research and development capability in relation to the emerging businesses with demonstrable results. In developing Smart Family products, we leveraged our resources advantage to implement centralized and efficient operations on a full-scale to form and operate the Smart Family alliance, and developed four core applications, namely e-Surfing HD, VPN, family cloud and video call, achieving stable expansion in the subscriber base. By the end of 2016, the number of e-surfing HD subscribers reached 61.33 million, representing a net increase of 20.95 million over last year. With respect to the development of internet finance, we promoted certain new businesses including consumer finance installments. The number of average monthly active users of “BestPay” reached 16.21 million in 2016, representing an increase of 361.8% over last year, while the number of active merchants reached 300,000 in 2016, growing by 773.5% over last year. With respect to the development of Internet of Things (“IoT”), we centralized our business operations into one-stop service, launched the construction of NarrowBand-IoT (“NB-IoT”) and formed e-Surfing IoT industry alliance focusing on the expansion in key industries such as Internet of vehicles, achieving a net increase of 13.21 million connected devices. With respect to the development of cloud services, we improved the infrastructure deployment of cloud and IDC as well as launching “e-Surfing cloud 3.0” products.

We experienced rapid growth in our IDC businesses in 2016. Revenue from IDC service was RMB 15,936 million, representing an increase of 27.9 % over last year, while revenue from cloud service was RMB1,500 million, representing an increase of 48.8% over last year. Revenue from Big Data services was RMB410 million, representing an increase of 81.4% over last year. We published the “Internet+” Action White Paper and prominently enhanced the scale and quality of big orders. We enhanced our efficiently-centralized cloud resource operating capacity by constructing the “2+31+X” (including two data centers in Inner Mongolia and Guizhou, 31 provincial-level IDCs and flexible urban edge nodes according to customers’ demand) cloud resource layout in China. As of December 31, 2016, approximately 204,000 cabinets were put into service. The Inner Mongolia data center and the Guizhou data center were put into operation in 2013 and 2015, respectively. In terms of the designed capacities, the Inner Mongolia data center and the Guizhou data center can accommodate 150,000 frames and 2,400,000 servers in the aggregate. In addition, we promoted the construction of Data Center Interconnect, or DCI, and have achieved interconnection of two cloud bases and key IDCs in 10 provinces.

The usage volume of our mobile SMS decreased by 3.6% from 56.8 billion messages in 2015 to 54.7 billion messages in 2016.

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

In 2016, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting and technical support and services by contacting any of our designated account managers.

Other Services

Our other services primarily include sales and repairs and maintenance of equipment as well as the resale of mobile services.

Our Customers and Brand Management

In 2016, we continued to promote our full-service brand names under our enterprise brand “China Telecom,” and further enhanced “e-Surfing” as our leading brand name through, among others, promoting our “e-Surfing 4G+” mobile business, “multi-mode” handsets as well as content application services. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “e-Surfing.”

Tariffs

Prior to May 2014, the levels and categorization of most of our current tariffs were subject to regulation by various government authorities. As a result of the governmental effort to gradually ease the regulations on the tariffs, the MIIT and the NDRC issued the Notice on Implementing the Market Based Tariffs for Telecommunications Services, pursuant to which, effective from May 10, 2014, telecommunications operators are permitted to set the tariffs of all telecommunications services based on the cost, customers’ demand and market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Wireline Voice Services

For our local wireline telephone services, we charge usage fees based on call usage.

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

Mobile Voice Services

Generally we charge subscribers of our mobile voice services the following categories of tariffs: local usage charges, long-distance call charges and roaming charges. However, in 2016, we waived domestic long distance call charges and roaming charges for voice services in our new 4G subscription plans. By the end of 2016, we stopped offering subscription plans with separate billing for long distance call charges and roaming charges, and all new plans had nationally uniform prices for voice services domestically. In addition, we will cease to charge handset subscribers domestic long distance and roaming fees commencing before October 1, 2017.

With respect to international, Hong Kong, Macau and Taiwan roaming of our mobile voice services, we provide roaming services to our customers and determine the roaming charges in accordance with roaming agreements between China Telecom Group and the international, Hong Kong, Macau and Taiwan operators.

Internet Services and Information and Application Services

We determine tariffs for these services according to market conditions. In addition, pursuant to the policy requirements of the PRC government regarding network speed upgrade and tariff reduction, we will significantly reduce the tariff of Internet dedicated line access for small and medium enterprises in 2017.

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

Interconnection and Roaming Arrangements

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile, fixed-line networks or Internet backbone networks. These arrangements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and domestic and international long distance charges as well as the interconnection arrangement and settlement of Internet backbone networks.

China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. Our interconnection arrangements with China Telecom Group and other telecommunications operators enable our subscribers to communicate with the subscribers of those operators and to make and receive local, domestic and international long distance calls and to access the Internet backbone networks. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in the PRC are governed by the Telecommunications Regulations promulgated by the State Council and the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the MIIT. See “— Regulatory and Related Matters—Interconnection” included elsewhere under this Item.

International Roaming

As for voice and data services, we provide international roaming services to our subscribers, which allow them to access mobile telecommunications services and use voice, SMS and data services while they are physically outside of their registered service area but in the coverage areas of other mobile telecommunications networks in other countries and regions with which we or our roaming sponsor have roaming arrangements.

As of December 31, 2016, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local CDMA operators or GSM/WCDMA/LTE roaming providers. A mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues and expenses with international operators in accordance with roaming agreements between China Telecom Group and the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

Marketing, Sales, Distribution and Customer Services

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide marketing and distribution network. We have devoted substantial efforts in advertisements to promote recognition of and loyalty to our products and services. In order to respond to market competition as well as attract and motivate customers to use our services, we have also combined certain voice and data products into one integrated service plan to targeted customers to address their telecommunications needs.

In order to achieve the scale development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we fully leveraged the integrated edges of networks, cloud computing and security capability, vigorously developed new types of information and communication technology, or ICT, and industrial Internet services, cloud and Big Data business, provided differentiated and innovative services for healthcare, education, government, industrial Internet and other key industries to expand the user base. For the family market, we focused on development of optic fiber broadband, increased the end-to-end speed and enriched the contents for e-Surfing HD and Smart Family applications to provide overall information technology solutions. For the individual market, we focused on differentiated applications, attracting new customers through “4G + Application” to accelerate the acquisition of 4G terminal users. In addition, we seek to further expand our business in the rural areas through establishing distribution channels and setting up all-network stores in towns to achieve “one town, one store” coverage. For the overseas market, we accelerated our resources layout in the key countries and areas involved in the “One Belt One Road” initiative rolled out by the PRC government, in order to provide integrated solutions for overseas carriers, overseas Chinese companies and multinational corporations.

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to industrial clients, commercial clients and campus clients; (ii) electronic-based service channel such as customer service hotlines, online service centers, mobile applications and third-party e-commerce platforms; (iii) business outlets channel, including self-owned and third-party business outlets (including mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores). As part of our strategy to provide integrated services, we continue to enhance resources sharing with respect to information relating to sales and distribution across our sales and distribution networks. In 2016, we deepened the promotion of channel operation, effectively expanded the channel scale, refining and optimizing the “channel overview” and “superior channel” systems while remarkably enhancing precision sales and service capabilities of the channels. We strengthened coordination between direct sales channels, physical channels and electronic channels for market development. Regarding physical stores, we expanded the open channels coverage in core business districts, built Smart Family experience stores in urban communities and promoted the establishment of sales outlets for “multi-mode” handsets in rural market. At the same time, we initiated cooperation with various industries and widely expanded into the household electrical appliance stores, comprehensively promoting sales and service integration. In direct sales channels, we leveraged the edges in big orders development and good customer relations, achieved remarkable enhancement in the volume of big orders. In electronic channels, we leveraged online stores and mobile online stores service system, resulting in the consistent enhancement in sales volume of data traffic packages and customer acquisition.

Since 2015, we implemented “the Excellent 100” program to encourage handset manufacturers to produce popular 4G handsets that are compatible with our network, which in turn enriched our 4G handset portfolio. In addition, we and China Unicom jointly published the “White Paper of “6-mode Multi-mode” Handsets” in July 2016 to promote “6-mode” handsets and provide more convenience to customers. In 2016, “multi-mode” handsets became the national standard. We also promoted signature handsets such as security handsets, video handsets and Taobao handsets to cater to the differentiated needs of our customers. The portfolio of handsets offered was further enlarged and the cost performance was further enhanced. In 2016, we offered approximately 1,000 4G terminal devices models, including approximately 374 “multi-mode” 4G terminal models and 120 4G+ terminal models to our customers. The sales of “multi-mode” 4G terminal models accounted for more than 80% of the total 4G terminal models sold to our customers in 2016.

Furthermore, we have adopted various marketing approaches and initiatives, such as customer experience, customer relationship management, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our information and application services.

Customer Service

We provide customer services through all channels on our integrated sales and distribution channel network. In addition to our own service channels, we are partnering with third-party Internet-based channels, including launching customer service platforms on “Yichat” and “Wechat”, two mobile messaging applications, as well as “Weibo”, a Chinese microblogging website. Our customer services typically include service inquiries, service applications, customers’ complaints, product and service promotions, service initiation and termination, payment reminder services and emergency services. Through establishing and implementing our customer full-service standard, we have significantly improved our basic customer services, such as service processing time, request responding time and providing service related and other information to customers through text messages. To strengthen customer relations, we are committed to promoting premium-level services and scaled up bonus points rewards to customers. In 2016, we were ranked first in the industry in terms of customer satisfaction in both wireline and mobile Internet access services by the MIIT.

Information Technology System

We employ our information technology, or IT, system to support our voice services and other services. In recent years, through continuous upgrading, our IT system has the capability to support our wireline, mobile and other services on an integrated basis and to support other services related operations such as account opening, billing and customer services.

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

Low frequency refarming

We obtained permits from MIIT to refarm the 800MHz frequency resources and make use of the unoccupied frequency resources for 4G network construction. We will make full use of the advantage in the coverage reach of the low frequency of 800MHz, rapidly finishing the construction of 4G network in rural areas at a low cost, primarily achieving nationwide full coverage of 4G, as well as deepening the coverage and supplementing the volume of 4G data in urban areas. In 2017, we plan to establish a 4G network with broad coverage and high quality nationwide, which would also help support our deployment of Voice over LTE (“VoLTE”) and NB-IoT in the future.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 24.5% of our total amount of annual purchases in 2016. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 8.6% of our total amount of annual purchases in 2016.

Competition

Following the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services. In December 2013 and May 2016, China Mobile and China Radio and Television Network, respectively, received a license from the MIIT to operate fixed-line businesses, leading to intensified competition in this sector.

Since the PRC’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services will be subject to a limit of 49.0%, and the foreign ownership in value-added telecommunications services other than e-commerce services will be subject to a limit of 50.0% except in the China (Shanghai) Pilot Free Trade Zone. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

We also face increasing competition from other competitors outside the telecommunications industry. Television cable companies providing fixed-line broadband services, Internet services providers and mobile software and application developers (such as Over-the-Top messaging services providers), among others, are competing with us in voice or data services.

In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry, in addition to a series of guidance to such effect. Specifically, in May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business , pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators.

In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informatization Development Plan on September 29, 2013, the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014 and two more Notices on Further Broadening the Scope of Trial Opening of the Broadband Access Business on September 23, 2015 and October 13, 2016, respectively, opening up the broadband access market to private capital in all the cities in Liaoning, Fujian, Henan, Hubei, Guangdong, Shaanxi provinces and Ningxia autonomous region on a province-wide basis and over 40 cities in other provinces. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. As of December 31, 2016, the MIIT had granted broadband access pilot enterprises licenses to over 200 private companies. As of December 31, 2016, we had entered into resale contracts with 24 out of the 42 mobile virtual network operators which had obtained the licenses from the MIIT, and 22 of these companies had started to offer 4G services.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2018, which is automatically renewable for three more years as the parties may agree. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Trademark License Agreement.”

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

In addition, the Counterterrorism Law of the People’s Republic of China has come into force on January 1, 2016. It requires telecommunications operators and Internet service providers to provide technical support and assistance such as technical interface and decryption to the public security authorities and national security authorities for their lawful prevention and investigation of terrorist activities; it requires telecommunications operators and Internet service providers to put into practice the network security, information content supervision system and technical measures for security protection in accordance with the laws and administrative regulations, in order to prevent the dissemination of information relating to terrorism and extremism; it requires telecommunications operators and Internet service providers to, where any information in relation to terrorism or extremism is detected, immediately cease the relevant transmission, keep the relevant records, delete the relevant information and report to the public security divisions or the relevant departments; it also requires telecommunications operators and Internet service providers to examine the identity of the users and not to provide services to any person of unknown identity or to persons who refuse to have their identity examined. Violation of the above provisions may result in fines and the relevant responsible persons may also be fined or detained.

On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, Ministry of Public Security, the MIIT, the People’s Bank of China and China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds. The Announcement requires telecom operators to strictly implement the real-name registration system of telephone subscribers. Services to those entities or individuals who have not registered in real names and could not complete the true identity information registration within the stipulated time will be terminated. It also requires telecommunications operators to immediately carry out measures to clean up user accounts that have registered multiple phone cards, and to block Internet publication, search, dissemination and sales channels of software that changes the number displayed by caller IDs. It also strictly prohibits the operation and any business that provides illegal services of changing phone numbers via Internet; strictly regulates the transmission of caller IDs of the Administration of International Communication Accesses; fully implements the regulation and cleaning up of private voice lines and caller authentication; strengthens the detection and interception of fake caller IDs within and between networks; and immediately bans and regulates telephone services such as “one-number service”, through which the user can combine his/her various communication numbers into one new phone number, business switchboard and 400 telephone switchboard, which is the virtual telephone switchboard with an unified number nationwide designed for enterprises and institutions and the incoming calls with the tariff shared between the enterprises/institutions and callers who will only bear the local telephone usage fees.

On November 7, 2016, the Standing Committee of the National People’s Congress announced that the Cybersecurity Law of the People’s Republic of China shall come into force on June 1, 2017. It specifies the principle of cyberspace sovereignty, the safety obligations of network products and services providers as well as the safety obligations of network operators; and it further enhances the protection of personal data, establishes the framework for the protection of critical information infrastructure facilities, and establishes rules regulating cross-border transmission of key data via critical information infrastructure facilities. Telecom operators shall comply with the requirements under the Cybersecurity Law of the People’s Republic of China in respect of network operating security and network information security.

Furthermore, on November 7, 2016, the MIIT issued the Implementation Opinions on the Work of Further Prevention and Crack Down on Communication Information Fraud, which requires telecommunications operators to fully implement the real-name registration for telephone subscribers, rectify and standardize the key telecommunications services, rectify the issue of “changing number via internet” services and strengthen the protection of telephone subscribers’ personal data.

Telecommunications Regulations

The PRC’s State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000 and were amended on July 29, 2014 and February 6, 2016, respectively, by the Decision of the State Council on Amending Certain Administrative Regulations. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the then existing rules and policies for the telecommunications industry. The Telecommunications Regulations provide the primary regulatory framework for the PRC’s telecommunications industry in the interim period prior to the adoption of the telecommunications law.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services, which are subject to different licensing requirements. On December 28, 2015, the MIIT promulgated the Telecommunications Service Catalogue (2015 edition) which took effect on March 1, 2016. Basic telecommunications services include, among others, wireline communications services, cellular mobile communications services, satellite communications services, data communications services, IP telephone services, trunking communications services, wireless paging services, network access facilities services, domestic communications facilities services and network hosting services. Value-added telecommunications services include, among others, internet data center services, content distribution network services, domestic Internet virtual private network services, Internet access services, online data processing and transaction processing services, domestic multi-communication services, storage and forwarding services, call center services, information services and coding and procedures conversion services.

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

After its accession to the WTO in December 2001, the PRC promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002 and were subsequently amended in 2008 and 2016, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in the PRC to foreign operators. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications services subject to the approval of the MIIT and the Ministry of Commerce (formerly the Ministry of Foreign Trade and Economic Cooperation). Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, inasmuch as the issuance of new licenses is governed by a separate set of rules and regulations. In recent years, the PRC gradually fulfilled the market-opening commitments it made to the WTO and lifted many restrictions for foreign investors and service providers in respect of telecommunications services. The remaining restrictions regarding mobile services, value-added telecommunications services and fixed line services are as follows:

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

On May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. In addition, the Report on Work of Government in 2017 calls for the deepening of speed upgrade and tariff reduction, the cancellation of domestic long distance and roaming fee, the reduction of the tariff of Internet dedicated line access for small and medium enterprises and international long distance calls.

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

On December 30, 2013, the MIIT issued the Guidance Opinions on Building New National Network Interconnection Hubs, pursuant to which seven new interconnection hubs altogether have been built in Chengdu, Wuhan, Xi’an, Shenyang, Nanjing, Chongqing and Zhengzhou, in addition to the three existing interconnection hubs in Beijing, Shanghai and Guangzhou. The operations of these new interconnection hubs have significantly improved the quality and speed of interconnection between the telecommunications networks. On November 9, 2016, the MIIT approved the addition of new national Internet backbone networks direct access points in Hangzhou, Fuzhou and Gui’an of Guiyang, achieving 13 Internet backbone networks direct access points upon completion of such three new additions.

The MIIT issued the Notice on Public Telecommunications Network Interconnection Settlement and Relay Fees Allocation in October 2003 and two Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks in October 2006 and April 2009, respectively, which provided for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators as well as public telecommunications network. In November 2009, the MIIT issued the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network and the Notice on the Settlement Standards for Interconnection Fees of TD-SCDMA, which provided for adjustments to certain interconnections settlement standards between telecommunications operators. Effective from January 1, 2014, some of the settlement standards have been further adjusted pursuant to the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network issued by the MIIT on December 17, 2013. Prior to January 1, 2014, when a mobile user of a basic telecommunications operator (excluding China Mobile’s TD-SCDMA 157 and 188 prefix numbers users) initiates a call to a mobile user of another basic telecommunications operator, the settlement charge is set uniformly at a rate of RMB0.06 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. In the event a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiates a call to a user of our Company or China Unicom within the scope of local network, China Mobile will pay a settlement charge of RMB0.012 per minute to our Company or China Unicom. With effect from January 1, 2014, when a mobile users of our Company or China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix numbers users), the interconnection settlement charges payable by our Company or China Unicom to China Mobile is adjusted from then prevailing rate of RMB0.06 per minute to RMB0.04 per minute. Other existing voice interconnection settlement standards remain unchanged. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. Meanwhile, the SMS interconnection settlement standard is adjusted from RMB0.03 per message to RMB0.01 per message, and the MMS interconnection settlement standard is adjusted from RMB0.10 per message to RMB0.05 per message.

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

The primary interconnection settlement arrangement for the Internet backbone networks in China is the interconnection settlement through the network access points, or the NAPs, which is determined by the MIIT. The MIIT announced in 2013 that it would reduce the interconnection settlement charges for the Internet backbone networks by 30% per year in the next five years starting from 2013. The interconnection settlement charges for the NAPs was further reduced by the MIIT starting from November 1, 2016, and is currently set as RMB180,000 per gigabyte per month.

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

In 2016, we paid approximately RMB177 million of usage fees for the telecommunications network numbers and approximately RMB390 million of frequency usage fees, respectively.

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

On December 28, 2016, the MIIT promulgated the Notice on Matters Relating to the Regulating of Telecommunications Services Agreements, effective on February 1, 2017, which specifies the standard of signing and record-keeping of telecommunication service agreements and emphasizes that the telecom operators should inform the telephone subscribers and carry out remedial work when some or all of the terms under the telecommunications service agreements could not be observed due to force majeure or adjustment of national policies.

In addition, the MIIT, together with other governmental authorities, has taken measures to prompt telecommunications operators to screen indecent contents carried through their networks.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to remote villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred in the “Broadband China” projects undertaken by telecommunications service providers in the villages. In addition, the MOF and the MIIT jointly issued the Notice of Implementation of Telecommunications Universal Services Pilot Work in December 2015, which provided that the telecommunications universal services should take a market-oriented approach and that the telecommunications universal services providers should be selected through a public bidding process. This notice sets up certain goals for the telecommunication operators, including broadband coverage in 98% of the administrative villages and over 12Mbps broadband access capacity in rural villages, by 2020. Pursuant to the notice, the central government subsidies will be granted to the pilot areas determined by the MOF and the MIIT and the universal services providers will be selected through an open bidding process.

The PRC government currently uses financial resources to compensate the expenses incurred in the “Village to Village” and the “Broadband China” projects before the establishment of a universal service fund. We, together with other telecommunications operators, have undertaken the “Village to Village” project since 2004. Under the “Broadband China” projects, our Company had invested in the construction of broadband network facilities in certain remote villages of 21 provinces and autonomous regions by the end of 2016. The compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under “Village to Village” and the “Broadband China” projects. However, we believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

In September 2016, as part of the PRC government’s efforts to reform state-owned enterprises and increase their competitiveness, Unicom Group joined the first group of state-owned enterprises for a pilot program on state-owned enterprise reform, and it is currently contemplating, developing and progressing significant matters relating to the reform. However, the related plan is still under further deliberation.

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

Mobile Telecommunications Resale Business

On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business ( ), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. For a series of government measures to encourage non-State owned companies to provide telecommunications services that could compete with our services, see “Item 4. Information on the Company – B. Business Overview – Competition.”

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

Mobile Number Portability Trial

In May 2014, the MIIT promulgated the Administration Measures on Mobile Number Portability Trial, effective as of May 17, 2014, which regulated the implementation measures for mobile number portability trials. Pursuant to the relevant policies issued by the MIIT, currently mobile users of China Mobile, China Unicom and our Company in Hainan, Jiangxi, Hubei, Yunnan and Tianjin may migrate among the networks of the three operators without changing their mobile numbers. With the evolution of the operators’ networks into VoLTE, the MIIT and the operators will jointly study the next steps in technology solutions to mobile number portability with respect to such evolution in network technologies.

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act of 1934, as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2016 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

China Telecom Global Limited, a wholly owned subsidiary of the Company, entered into a rate agreement for international voice services with Telecommunication Infrastructure Company of Iran (“TIC”), which is a government-controlled entity, in October 2016, which confirmed the preliminary charge rates for international voice services between the parties. The purpose for the agreement is to obtain the charge rates for the parties, which will serve the basis for future cooperation. The rate agreement is not binding on the parties to proceed with signing of the definitive agreement or implementation of the business arrangement, but only serves as the price references for future negotiation. The official business relationship between the parties should be based on a framework agreement or a definitive service agreement. The agreement was subsequently terminated in February 2017. Prior to the termination of the agreement, we did not commence any negotiation with TIC on any framework agreement or any definitive service agreement, and no business was conducted between the two parties. No revenue was generated, and no cost or expenditure was incurred in relation to the agreement. The Company does not currently have any plans to enter into any business arrangements with ITC or other telecommunications operators in Iran.

C.	Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

D.	Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007, March 31, 2008, August 25, 2010, August 22, 2012 and September 23, 2015, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Centralized Services Agreement”.

Properties

We conduct our business on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although the land and building titles to a majority of these properties have been registered in our name after they were acquired by us as part of our restructuring, land and building titles to the remaining properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge to, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies —Property Leasing Framework Agreement”.

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

Our audited consolidated financial statements included elsewhere in this annual report reflect the establishment of new subsidiaries in 2014 and the tower assets disposal in 2015 described under “Item 4. Information on the Company—A. History and Development of the Company—Changes in Our Corporate Organization in 2014” and “Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”.

On October 14, 2015, the Company entered into the Transfer Agreement with the Tower Company and certain other parties thereto, pursuant to which the Company agreed to sell certain telecommunications towers and related assets in an aggregate amount of RMB30,131 million and inject cash in the amount of RMB2,966 million to the Tower Company in exchange for 33,097 million new shares, with a par value of RMB1.00 per share, issued by the Tower Company. Following the completion of such transaction, the Company holds 27.9% of the share capital of the Tower Company. The Company realized a gain (subject to deduction of relevant expenses and taxes) from such tower assets disposal, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as at the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. As a result, a gain from the tower assets disposal in the amount of RMB5,214 million was recognized in the consolidated statement of comprehensive income for the year ended December 31, 2015. Upon completion of the disposal of tower assets by the Company to the Tower Company, the Company and Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, and Note 32(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Overview

We are an integrated information service provider in the PRC. We offer a comprehensive range of telecommunications services, including voice services, Internet services, information and application services, telecommunications network resource services and lease of network equipment and other related services. We continue to leverage our full-service capabilities to further enhance our integrated and differentiated development of operation of wireline, mobile and Internet services, and to distinguish us from our competitors.

Financial Overview

Our operating revenues increased by 6.4%, from RMB331,202 million in 2015 to RMB352,285 million in 2016. The increase was mainly attributable to revenues growth from Internet services, information and application services and telecommunications network resource services and lease of network equipment as well as other services. Our total operating expenses increased by 6.7%, from RMB304,760 million in 2015 to RMB325,084 million in 2016. The increase in operating expenses was primarily due to increases in network operations and support expenses and other operating expenses. Our operating income increased by 2.9%, from RMB26,442 million in 2015 to RMB27,201 million in 2016. The profit attributable to equity holders of the Company decreased by 10.2%, from RMB20,054 million in 2015 to RMB18,004 million in 2016.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues: (1)
Voice services(2)	88,260	27.3%	78,593	23.7%	70,120	19.9%
Internet services(3)	112,431	34.7%	126,546	38.2%	150,405	42.7%
Information and application services(4)	65,358	20.1%	66,343	20.1%	66,838	19.0%
Telecommunications network resource services and lease of network equipment(5)	17,332	5.3%	17,635	5.3%	17,773	5.0%
Other services(6)	41,013	12.6%	42,085	12.7%	47,149	13.4%

Total operating revenues	324,394	100.0%	331,202	100.0%	352,285	100.0%

(1)	Before June 1, 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from June 1, 2014, the pilot program of replacing business tax with VAT is extended to cover the telecommunications industry. VAT is excluded from operating revenues. With effect from June 1, 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.
(2)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(3)	Represent amounts charged to customers for the provision of Internet access services.
(4)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.
(5)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(6)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	66,345	20.5%	67,664	20.4%	67,938	19.3%
Network operations and support expenses	68,651	21.2%	81,240	24.5%	94,092	26.7%
Selling, general and administrative expenses	62,719	19.3%	54,472	16.4%	56,417	16.0%
Personnel expenses	50,653	15.6%	52,541	15.9%	54,460	15.5%
Other operating expenses	47,518	14.6%	48,843	14.8%	52,177	14.8%

Total operating expenses	295,886	91.2%	304,760	92.0%	325,084	92.3%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	324,394	100.0%	331,202	100.0%	352,285	100.0%
Operating expenses	295,886	91.2%	304,760	92.0%	325,084	92.3%
Operating income	28,508	8.8%	26,442	8.0%	27,201	7.7%
Profit attributable to equity holders of the Company	17,680	5.5%	20,054	6.1%	18,004	5.1%
Net cash flow from operating activities	96,405	—	108,750	—	101,130	—

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Revenue recognition

Our revenue recognition methods are as follows:

(i)	Voice usage fee is recognized as the service is provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards is recognized as the cards are used by customers.

(v)	Revenue derived from information and application services is recognized when the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data center services, is presented on a gross basis. Revenues from all other information and application services are presented on an either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as a principal in the arrangements with third parties:

i)	We are responsible for providing the applications or services desired by customers, and take responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	We take title of the inventory of the applications before they are ordered by customers;

iii)	We have risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

iv)	We have latitude in establishing selling prices with customers;

v)	We can modify the applications or perform part of the services;

vi)	We have discretion in selecting suppliers used to fulfill an order; and

vii)	We determine the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exists in the arrangements with third parties, we are acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on a gross basis. If majority of the indicators of risks and responsibilities does not exist in the arrangements with third parties, we are acting as an agent, and revenues for these services are recognized on a net basis.

(vi)	Revenue from the provision of Internet and telecommunications network resource services is recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognized when the service is provided to customers.

We offer promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which are the sales of terminal equipment. We recognize revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2016, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote our core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration.

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

The recoverable amount of an asset or a cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash generating units that are expected to benefit from the synergies of the combination.

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

For the year ended December 31, 2016, provision for impairment losses of RMB62 million was made against the carrying value of long-lived assets. For the year ended December 31, 2015, provision for impairment losses of RMB51 million was made against the carrying value of long-lived assets. For the year ended December 31, 2014, no provision for impairment loss was made against the carrying value of long-lived assets.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2016:

	Year Ended December 31,
	2014	2015	2016
	(RMB in millions)

At beginning of year	2,198	2,478	2,935
Impairment losses for doubtful debts	2,075	2,172	2,202
Accounts receivable written off	(1,795)	(1,715)	(1,736)

At end of year	2,478	2,935	3,401

Classification of lease arrangement with Tower Company

We entered into a lease arrangement with Tower Company regarding the lease of telecommunications towers and related assets, or Tower Assets on July 8, 2016. We evaluated the detailed clauses of the lease agreements and determined such lease arrangements as operating leases according to the accounting policies on lease arrangements and based on the following judgments: (i) we do not expect any transfer of ownership of Tower Assets from Tower Company by the end of the lease term; (ii) we consider the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only we can use without major modifications.

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2016 financial statements, the International Accounting Standards Board has issued the following amendments and new standards and interpretation which are not yet effective and not early adopted for the annual accounting period ended December 31, 2016:

Effective for accounting period beginning on or after
Amendments to IAS 7, “Disclosure Initiative”	January 1, 2017
Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers” and the related Clarifications	January 1, 2018
Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	January 1, 2018
IFRIC 22, “Foreign Currency Transactions and Advance Consideration”	January 1, 2018
Amendments to IAS 40, “Transfers of Investment Property”	January 1, 2018
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2014-2016 Cycle”	January 1, 2017 or 2018, as appropriate
IFRS 16, “Leases”	January 1, 2019
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

We are in the process of making an assessment of the impact that will result from adopting the amendments and new standards and interpretation issued by the IASB which are not yet effective for the accounting period ended on December 31, 2016. Except for IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far we believe that the adoption of these amendments and new standards and interpretation is unlikely to have a significant impact on its financial position and the results of operations.

IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Specifically, the standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

Our directors consider that the performance obligations are similar to the current identification of separate revenue components under IAS 18, however, the allocation of total consideration to the respective performance obligations will be based on relative fair values which will potentially affect the timing and amounts of revenue recognition. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until our directors perform a detailed review.

IFRS 16, “Leases”

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17, “Leases” and the related interpretations when it becomes effective.

IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under IFRS 16, lease payments in relation to lease liability will be presented as financing cash flows or allocated into a principal and an interest portion which will be presented as financing and operating cash flows, respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

Our directors are in the process of making an assessment of the impact that will result from adopting IFRS 16. A preliminary assessment indicates that we will recognize a right-of-use asset and a corresponding liability in respect of all the operating leases unless they qualify for low value or short-term leases upon the application of IFRS 16. In addition, the application of new requirements may result changes in measurement, presentation and disclosure as indicated above. However, it is not practicable to provide a reasonable estimate of the financial effect until our directors complete a detailed review.

A.	Operating Results

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Revenues

Our operating revenues increased by RMB21,083 million, or 6.4% from RMB331,202 million in 2015 to RMB352,285 million in 2016. This increase was primarily driven by the revenues growth from Internet services, information and application services, telecommunications network resource services and lease of network equipment and other services, which was partially offset by a decrease in revenues from voice services.

Voice Services. Revenues from our voice services decreased by 10.8% from RMB78,593 million in 2015 to RMB70,120 million in 2016, representing 19.9% of our operating revenues in 2016. Of this, revenues from our wireline voice services decreased by 12.2% from RMB29,610 million in 2015 to RMB25,987 million in 2016. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services, as well as the migration of some of our wireline telephone subscribers to our 3G and 4G services. Revenues from our mobile voice services decreased by 9.9% from RMB48,983 million in 2015 to RMB44,133 million in 2016. This decrease was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communication.

Internet Services. Revenues from our Internet services increased by 18.9% from RMB126,546 million in 2015 to RMB150,405 million in 2016, representing 42.7% of our operating revenues. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile handset Internet access. The revenues attributable to mobile Internet access services in 2016 was RMB70,682 million, representing an increase of 39.4% from RMB50,694 million in 2015, of which revenues attributable to mobile handset Internet access was RMB68,263 million, representing an increase of 42.9% from 2015. In addition, the number of our wireline broadband subscribers increased to 123.1 million as of December 31, 2016, representing an increase of 10.0 million, or 8.9%, from 113.1 million as of December 31, 2015. The wireline broadband revenue was RMB76,766 million in 2016, representing an increase of 3.3% from 2015.

Information and Application Services. Revenues from our information and application services increased by 0.7% from RMB66,343 million in 2015 to RMB66,838 million in 2016, representing 19.0% of our operating revenues in 2016. This increase was primarily due to the increase in revenues from our wireline information and application services, which was partially offset by the decrease in revenues from our mobile information and application services. As a result of the rapid growth of our IDC, cloud and IPTV (e-Surfing HD) services, the revenues attributable to wireline information and application services increased by 5.5% from RMB42,034 million in 2015 to RMB44,335 million in 2016. The revenues attributable to mobile information and application services decreased by 7.4% from RMB24,309 million in 2015 to RMB22,503 million in 2016 due to a decrease in revenue from traditional services such as short and multimedia messaging services and information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment increased by 0.8% from RMB17,635 million in 2015 to RMB17,773 million in 2016, representing 5.0% of our operating revenues in 2016. Revenue from wireline telecommunications network resource services and lease of network equipment was RMB17,595 million in 2016.

Other Services. Revenues from other services increased by 12.0% from RMB42,085 million in 2015 to RMB47,149 million in 2016. The increase in revenues from other services was primarily due to the increase in the sales of mobile terminals. The revenues from sales of mobile terminals increased by 8.1% to RMB34,612 million in 2016 from RMB32,026 million in 2015, primarily due to the growth in sales of mobile terminals driven by the sales of “multi-mode” handsets.

Operating Expenses

Our operating expenses increased by 6.7% from RMB304,760 million in 2015 to RMB325,084 million in 2016. The increase in operating expenses was primarily due to increases in network operations and support expenses and other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 0.4% from RMB67,664 million in 2015 to RMB67,938 million in 2016. The increase in depreciation and amortization due to newly added assets in 2016 was largely offset by the decrease in depreciation and amortization resulted from the disposal of tower assets.

Network Operations and Support Expenses. Our network operations and support expenses increased by 15.8% from RMB81,240 million in 2015 to RMB94,092 million in 2016, primarily due to the increase in the tower assets lease fee and related expenses.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 3.6% from RMB54,472 million in 2015 to RMB56,417 million in 2016. The selling expenses were RMB47,821 million in 2016, representing an increase of 4.1% from 2015. Commission and service expenses for third parties were RMB30,753 million in 2016, representing an increase of 15.4% from 2015, primarily due to a shift in our sales and marketing strategy that focuses more on sales through third-party channels. Advertising and promotional expenses were RMB17,068 million in 2016, representing a decrease of 11.5% from 2015, of which the terminal subsidies was RMB9,370 million in 2016, representing a decrease of 19.4% from 2015, primarily due to shift in our sales and marketing strategy away from subsidizing the cost of mobile terminal equipment offered to customers for free or at a nominal price.

Personnel Expenses. Personnel expenses increased by 3.7% from RMB52,541 million in 2015 to RMB54,460 million in 2016. This increase was primarily attributable to increased remuneration for our frontline staff. The personnel expenses as a percentage of our operating revenues decreased from 15.9% in 2015 to 15.5% in 2016.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB52,177 million in 2016, which increased by 6.8% from RMB48,843 million in 2015. The increase was primarily due to the increase in the cost of mobile terminal equipment sold, which is commensurate with the increased sales of such goods. The cost of mobile terminal equipment sold was RMB32,849 million in 2016, which increased by 6.4% from RMB30,867 million in 2015.

Net Finance Costs

Our net finance costs decreased by 24.3% from RMB4,273 million in 2015 to RMB3,235 million in 2016, primarily due to the decrease in the interest rate of the deferred consideration of Mobile Network Acquisition from 5.11% per annum in 2015 to 4.00% per annum in 2016 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement).

The net exchange gain was RMB113 million in 2016, compared to a net exchange loss of RMB75 million in 2015, which was primarily due to depreciation of the Renminbi exchange rate against the U.S. dollars in 2016. According to the exchange rates published by the People’s Bank of China on December 31, 2016, the exchange rate of Renminbi depreciated by 6.4% against the U.S. dollars from December 31, 2015.

Income Tax

In 2016, our income tax expense was RMB5,988 million with the effective tax rate of 24.8%. Our expected income tax expense at our statutory tax rate of 25.0% in 2016 would be RMB6,024 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective income tax rate to the statutory income tax rate.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB18,004 million in 2016, with a net margin of 5.1%, compared to a profit attributable to equity holders of the Company of RMB20,054 million with a net margin of 6.1% in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating Revenues

Our operating revenues increased by RMB6,808 million, or 2.1%, from RMB324,394 million in 2014 to RMB331,202 million in 2015. This increase was primarily driven by the revenues growth from Internet services, information and application services, telecommunications network resource services and lease of network equipment and other services, which was partially offset by a decrease in revenues from voice services.

Voice Services. Revenues from our voice services decreased by 11.0% from RMB88,260 million in 2014 to RMB78,593 million in 2015, representing 23.7% of our operating revenues in 2015. Of this, revenues from our wireline voice services decreased by 11.8%, from RMB33,587 million in 2014 to RMB29,610 million in 2015. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services, as well as the migration of some of our wireline telephone subscribers to our 3G and 4G services. Revenues from our mobile voice services decreased by 10.4%, from RMB54,673 million in 2014 to RMB48,983 million in 2015. This decrease was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communication.

Internet Services. Revenues from our Internet services increased by 12.6% from RMB112,431 million in 2014 to RMB126,546 million in 2015, representing 38.2% of our operating revenues in 2015. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile data traffic. The revenues attributable to mobile Internet access services in 2015 was RMB50,694 million, representing an increase of 34.1% from RMB37,809 million in 2014, of which revenues attributable to handset data traffic was RMB47,770 million, representing an increase of 40.1% from 2014. In addition, the number of our wireline broadband subscribers increased to 113.1 million as of December 31, 2015, representing an increase of 6.11 million, or 5.7%, from 107.0 million as of December 31, 2014. The wireline broadband revenue was RMB74,285 million, an increase of 1.1% from 2014.

Information and Application Services. Revenues from our information and application services increased by 1.5% from RMB65,358 million in 2014 to RMB66,343 million in 2015, representing 20.1% of our operating revenues in 2015. This increase was primarily due to the increase in revenues from our wireline information and application services, which was partially offset by the decrease in revenues from our mobile information and application services. As a result of the rapid growth of our IDC and IPTV services, IT services and industry applications, the revenues attributable to wireline information and application services, increased by 10.5% from RMB38,047 million in 2014 to RMB42,034 million in 2015. The revenues attributable to mobile information and application services decreased by 11.0% from RMB27,311 million in 2014 to RMB24,309 million in 2015 due to a decrease in traditional information inquiry services.

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

Other Services. Revenues from other services increased by 2.6%, from RMB41,013 million in 2014 to RMB42,085 million in 2015. The increase in revenues from other services was primarily due to the increase in the sales of mobile terminal and wireline equipment. The revenues from sales of mobile terminal equipment increased by 2.2% to RMB32,026 million in 2015 from RMB31,343 million in 2014.

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

The net exchange loss was RMB75 million in 2015, compared to a net exchange gain of RMB55 million in 2014, which was mainly due to the depreciation of the Renminbi against the U.S. dollars in 2015. According to the exchange rates published by the People’s Bank of China on December 31, 2015, the exchange rate of Renminbi depreciated by 5.8% against the U.S. dollars from December 31, 2014.

Income Tax

In 2015, our income tax expense was RMB6,551 million with an effective tax rate of 24.5%. Our expected income tax expense at our statutory tax rate of 25.0% in 2015 would be RMB6,673 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate of 25.0%.

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

Taking into account the fact that the Company has applied VAT for the full years ended December 31, 2016 and 2015, there is no hypothetical basis for the analysis assuming business tax still applies during such periods, and thus such analysis has not been performed for the comparison between the year ended December 31, 2016 and the year ended December 31, 2015.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(RMB in millions)
Net cash flow from operating activities	96,405	108,750	101,130
Net cash used in investing activities	(81,708)	(102,250)	(99,038)
Net cash (used in) / from financing activities	(10,327)	4,809	(9,555)

Net increase / (decrease) in cash and cash equivalents	4,370	11,309	(7,463)

Cash and cash equivalents decreased by 22.8% from RMB31,869 million as of December 31, 2015, of which 92.6% was denominated in RMB, to RMB24,617 million as of December 31, 2016, of which 81.8% was denominated in RMB. Our net cash outflow was RMB7,463 million in 2016, as compared with the net cash inflow of RMB11,309 million in 2015.

Our principal source of liquidity is net cash inflow from operating activities, which was RMB101,130 million in 2016, a decrease of RMB7,620 million from RMB108,750 million in 2015. The decrease was mainly due to the increase in the costs and expenses related to operating activities.

Net cash outflow used in investing activities decreased by RMB3,212 million from RMB102,250 million in 2015 to RMB99,038 million in 2016 primarily as a result of the decrease in the capital expenditure for the year.

Net cash outflow used in financing activities was RMB9,555 million in 2016 compared to RMB4,809 million net cash inflow from financing activities in 2015. This change was primarily due to the repayment of part of the short-term commercial papers in 2016.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB245,026 million as of December 31, 2016, compared to a deficit of RMB177,821 million as of December 31, 2015. The deficit increased because the deferred consideration of RMB61,710 million for the acquisition of mobile network assets will become due at the end of 2017 and was reclassified as current liabilities.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2017. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2016, we had unutilized credit facilities of RMB161,229 million with major domestic commercial banks, from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2014	2015	2016
	(RMB in millions)
Short-term debt	43,976	51,636	40,780
Long-term debt and payable maturing within one year	82	84	62,276
Long-term debt and payable	62,494	64,830	9,370
Finance lease obligations (including current portion)	—	119	102

Total debt	106,552	116,669	112,528

Our total debt decreased by RMB4,141 million from RMB116,669 million in 2015 to RMB112,528 million as of December 31, 2016, primarily due to the repayment of part of the short-term commercial papers. Our debt-to-asset ratio (total debt divided by total assets) decreased from 18.5% in 2015 to 17.2% in 2016. We believe that our Company has maintained a solid capital structure.

Our short-term debt constituted 36.2% of our total debt as of December 31, 2016. The weighted average interest rate of our short-term debt was 3.3% as of December 31, 2016, representing an increase of 0.2 percentage point from that as of December 31, 2015.

Our long-term debt and payable (including current portion) increased from RMB64,914 million as of December 31, 2015 to RMB71,646 million as of December 31, 2016.

Of our total debt as of December 31, 2016, 99.4%, 0.4% and 0.2% were denominated in Renminbi, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2016 may differ from the amounts indicated below.

	Year Ended December 31,
	2015	2016	2017 (Planned)
	(RMB in millions)
Total capital expenditure	109,094	96,817	89,000

In 2016, we strictly controlled the total amount of capital expenditure. On the basis of steady promotion of 4G and fiber broadband network investment, we continuously optimized the investment structure to ensure the maximization of investment efficiency. In 2016, our capital expenditure was RMB96,817 million, a decrease of 11.3% from RMB109,094 million in 2015.

Our capital expenditure for 2017 is projected to be approximately RMB89,000 million. The investment in mobile networks will be mainly used for the construction of 800 MHz LTE networks, the capacity supply in additional station sites and network optimization of 1.8 GHz networks and indoor distribution systems. The investment in broadband networks will be mainly used for speeding up the construction of Gigabit networks, consolidating network access advantage, increasing the investment in bearer networks to support the development of 4G, optic fiber broadband networks and emerging businesses, expanding and updating the backbone networks, expanding city area networks to support content delivery networks, or CDN and promoting the construction of DCI. The investment in emerging businesses will be focused on cloud computing, video platforms, CDN and integrated information services.

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

As of December 31, 2016, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2016:

	Payable in
	Total	2017	2018	2019	2020	2021	After 2021
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	40,780	40,780	—	—	—	—	—
Long-term debt and payable	71,646	62,276	1,081	1,046	1,004	945	5,294
Interest payable	4,135	682	108	156	202	250	2,737
Finance lease obligations	102	52	18	15	8	6	3
Operating lease commitments	60,981	15,492	14,351	13,704	13,256	1,112	3,066
Capital commitments	13,740	13,740	—	—	—	—	—

Total contractual obligations	191,384	133,022	15,558	14,921	14,470	2,313	11,100

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the fifth session of the Board of Directors, or the Board, is three years, starting from May 29, 2014 until the date of the Company’s annual general meeting for the year 2016 to be held on May 23, 2017, upon which the sixth session of the Board will be elected.

On April 25, 2016, Mr. Yang Jie was appointed by the Board as the Chairman and Chief Executive Officer of the Company and no longer held the offices of the President and Chief Operating Officer of the Company. On the same date, Mr. Yang Xiaowei was appointed by the Board as the President and Chief Operating Officer of the Company and no longer held the office of the Executive Vice President of the Company.

On May 10, 2016, Mr. Zhu Wei resigned from his position as a non-executive director of the Company due to change in work arrangement.

On August 19, 2016, Mr. Zhang Jiping retired from his positions as an executive director and executive vice president of the Company due to his age.

On November 4, 2016, Mr. Zhen Caiji was appointed by the Board as an executive vice president of the Company.

On December 19, 2016, Madam Chu Ka Yee resigned from her positions as the company secretary and authorized representative of the Company. On the same date, Mr. Ke Ruiwen and Madam Wong Yuk Har were appointed by the Board as the joint company secretaries. They also act as the authorized representatives of the Company.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Yang Jie	54	Executive Director, Chairman and Chief Executive Officer
Yang Xiaowei	53	Executive Director, President and Chief Operating Officer
Ke Ruiwen	53	Executive Director, Executive Vice President and Joint Company Secretary
Sun Kangmin	59	Executive Director and Executive Vice President
Tse Hau Yin, Aloysius	69	Independent Non-Executive Director
Cha May Lung, Laura	67	Independent Non-Executive Director
Xu Erming	67	Independent Non-Executive Director
Wang Hsuehming	67	Independent Non-Executive Director
Zhen Caiji	56	Executive Vice President
Gao Tongqing	53	Executive Vice President
Chen Zhongyue	45	Executive Vice President

Yang Jie, age 54, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Yang Xiaowei, age 53, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in computer technology from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited, Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd., Executive Vice President of the Company and Vice President of China Telecommunications Corporation. He is also a Director and the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Ke Ruiwen, age 53, is an Executive Director, Executive Vice President and Joint Company Secretary of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Ke has extensive experience in management and the telecommunications industry.

Sun Kangmin, age 59, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and the telecommunications industry.

Tse Hau Yin, Aloysius, age 69, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 67, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Xu Erming, age 67, is an Independent Non-Executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited and an Independent Non-Executive Director of Comtec Solar Systems Group Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Wang Hsuehming, age 67, is an Independent Non-Executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also formerly the Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatization and capital equipment financing.

Zhen Caiji, age 56, is an Executive Vice President of the Company. Mr. Zhen is a professor-level senior engineer. Mr. Zhen received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Zhen served as Deputy Chief Engineer of Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, President of Beijing Posts and Telecommunications Design Institute of Ministry of Information Industry, Vice President of China Academy of Telecommunication Research of Ministry of Information Industry, Deputy Chief Engineer of China Mobile Communications Corporation, President of China Academy of Telecommunications Technology, and Chairman and President of Datang Telecom Technology & Industry Group. He is also a Vice President of China Telecommunications Corporation. Mr. Zhen has extensive experience in management and the telecommunications industry.

Gao Tongqing, age 53, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Chen Zhongyue, age 45, is an Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

There is no family relationship between any of our directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our supervisory committee has five Supervisors. Two members of our supervisory committee are employee representatives elected by our employees. The remaining members are appointed by shareholders at a general meeting. The term of office of our Supervisors is three years, which is renewable upon re-election or re-appointment. The term of office for the fifth session of our Supervisory Committee is three years, starting from May 29, 2014 until the date of the Company’s annual general meeting for the year 2016 to be held on May 23, 2017, upon which the sixth session of the Supervisory Committee will be elected.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Sui Yixun	53	Supervisor (Chairman)
Tang Qi	58	Supervisor (Employee Representative)
Zhang Jianbin	51	Supervisor (Employee Representative)
Hu Jing	41	Supervisor
Ye Zhong	57	Supervisor

Sui Yixun, age 53, is the Chairman of the Supervisory Committee of the Company. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Tang Qi, age 58, is an Employee Representative Supervisor of the Company. Mr. Tang is currently the Senior President of the Shandong branch of the Company. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch, Vice Chairman of the Labour Union of China Telecommunications Corporation and the Company. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Zhang Jianbin, age 51, is an Employee Representative Supervisor of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Hu Jing, age 41, is a Supervisor of the Company. Mr. Hu is currently the Director of the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

Ye Zhong, age 57, is a Supervisor of the Company. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. and Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

B.	Compensation

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries, directly or indirectly, including directors, supervisors and executive vice presidents of the Company and its subsidiaries. The aggregate amount of compensation we paid to our key management personnel was approximately RMB10.687 million for the year ended December 31, 2016.

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2016 was approximately RMB8.978 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors(1)(2):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses(3)	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2016
Executive Directors
Yang Jie	—	174	906	—	73	1,153
Yang Xiaowei	—	165	828	—	70	1,063
Ke Ruiwen	—	148	805	—	70	1,023
Sun Kangmin	—	155	814	—	70	1,039
Zhang Jiping(4)	—	104	765	—	47	916

Non-Executive Directors
Zhu Wei(5)	—	—	—	—	—	—

Independent Non-Executive Directors
Tse Hau Yin	433	—	—	—	—	433
Cha May Lung	217	—	—	—	—	217
Xu Erming	200	—	—	—	—	200
Wang Hsuehming	217	—	—	—	—	217

Supervisors
Sui Yixun	—	184	467	—	74	725
Tang Qi	—	214	450	—	107	771
Zhang Jianbin	—	172	489	—	73	734
Hu Jing	—	102	319	—	66	487
Ye Zhong	—	—	—	—	—	—

Total	1,067	1,418	5,843	—	650	8,978

(1)	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.
(2)	The independent non-executive directors’ remuneration were for their services as directors of the Company.
(3)	Including deferred performance bonus for the term of office from 2013 to 2015.
(4)	Mr. Zhang Jiping retired from his positions as an executive director and executive vice president of the Company on August 19, 2016.
(5)	Mr. Zhu Wei resigned from his position as a non-executive director of the Company on May 10, 2016.

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

In 2012, we approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As at November 2014, 2015 and 2016, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100%, respectively, of the total stock appreciation rights granted to such person. On November 16, 2016, these stock appreciation right units expired, and no stock appreciation right units have been exercised since December 31, 2012.

Since December 31, 2012, we did not grant any stock appreciation right units.

We recognize compensation expense of the stock appreciation rights over the applicable vesting period. Changes in our payment obligation under the stock appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings. For the year ended December 31, 2014, compensation expense recognized in respect of stock appreciation rights was RMB130 million. For the year ended December 31, 2015, compensation expense of RMB102 million was reversed by us in respect of stock appreciation rights as a result of decline in our share price. For the year ended December 31, 2016, compensation expense of RMB152 million was reversed by us in respect of stock appreciation rights as a result of the expiration of the stock appreciation right units granted by the Company in 2012.

C.	Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the fifth session of the Board lasts for three years, starting from May 2014 until the day of the Company’s annual general meeting for the year 2016 to be held on May 23, 2017, upon which the sixth session of the Board will be elected. We determine the directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time. None of the service contracts with our directors provide benefits to them upon termination.

On May 10, 2016, Mr. Zhu Wei resigned from his position as a non-executive director of the Company due to change in work arrangement. On August 19, 2016, Mr. Zhang Jiping retired from his positions as an executive director and executive vice president of the Company due to his age. Our Board currently consists of eight directors with four Executive Directors and four Independent Non-Executive Directors.

The Board holds at least four meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2016, the Board played a pivotal role in the Company’s operation, budgeting, supervision, internal control, risk management, and other significant decisions and corporate governance. The Board reviewed significant matters including the Company’s annual and interim financial statements, quarterly financial results, financial and investment budgets, risk management, internal control implementation and assessment report, annual proposal for profit distribution, implementation of continuing connected transactions, lease of telecommunications towers and related assets, re-appointment and remuneration of auditors and change of directors, senior management and company secretary of the Company. During the year, the Company convened four Board meetings and completed various written resolutions. In 2016, the Chairman held a meeting to communicate with Non-Executive Directors without the presence of Executive Directors independently to ensure that the Non-Executive Directors can fully express their opinions and further facilitate the communication of different views amongst the Board.

Audit Committee

The Audit Committee was established in 2002, and currently consists of three members, Mr. Tse Hau Yin, Aloysius (as the Chairman), Professor Xu Erming and Madam Wang Hsuehming, all of whom are Independent Non-executive Directors. The Audit Committee is accountable to the Board and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board in March 2005 and amended in March 2009, in December 2011 and in March 2015, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and supervision of the qualifications, independence, selection and appointment of external independent auditors, and approval of services provided by the external independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources and qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company as well as the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal control and audit matters.

In 2016, the Audit Committee held four meetings and passed two written resolutions, in which it reviewed important matters related to the Company’s annual and interim financial statements, quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management, internal control, internal audit and implementation of continuing connected transactions. The Audit Committee reviewed the annual auditor’s report, interim review reports and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors with regard to the regular financial reports and proposed them for the Board’s approval after review and approval by the Audit Committee itself. The Audit Committee received quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of three members, Professor Xu Erming (as the Chairman), Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming, all of whom are Independent Non-Executive Directors. The Remuneration Committee is accountable to the Board and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board in March 2005 and amended in December 2011, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, making recommendations to the Board on our overall remuneration policies and structure relating to compensation of directors and senior management and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual executive directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment).

The Remuneration Committee did not hold any meeting or pass any written resolution in 2016.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of three members, Ms. Cha May Lung, Laura (as the Chairlady), Mr. Tse Hau Yin, Aloysius and Professor Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity (including but not limited to gender, age, educational background or professional experience, skills, knowledge and length of service) of the board on a regular basis and making recommendations to the board regarding any proposed changes; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; making recommendations to the board on the appointment or re-appointment of directors (especially Chairman and Chief Executive Officer) and succession planning for directors; and reviewing the Board Diversity Policy as appropriate to ensure its effectiveness and if necessary, recommend any revision suggestions to the Board for consideration and approval.

The Nomination Committee held one meeting and passed one written resolution in 2016, where it performed a review of the structure and operations of the Board and discussed the proposed appointment of Chairman and Chief Executive Officer and other related matters.

Independent Board Committee

The Independent Board Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain related party transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee did not hold any meeting or pass any written resolution in 2016.

D.	Employees

General

As of December 31, 2016, we had 287,076 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014		2015		2016
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	49,180	16.3%	43,998	15.1%	43,194	15.1%
Sales and marketing	154,456	51.3	151,448	51.9	147,885	51.5%
Operations and maintenance	95,348	31.7	94,055	32.3	94,005	32.7%
Others	1,976	0.7	2,025	0.7	1,992	0.7%

Total	300,960	100.0%	291,526	100.0%	287,076	100.0%

The primary components of an employee’s remuneration include basic salary, a performance based bonus and compensation based on seniority. In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any material labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2016, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 24, 2017 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	JPMorgan Chase & Co.	1,778,739,471	long position	12.82%	2.20%
		140,049,822	short position	1.01%	0.17%
		1,270,135,868	lending pool	9.15%	1.57%
H shares	BlackRock, Inc.	875,734,752	long position	6.31%	1.08%
H shares	GIC Private Limited	838,531,200	long position	6.04%	1.04%
H shares	The Bank of New York Mellon Corporation	750,064,125	long position	5.40%	0.93%
		721,643,841	lending pool	5.20%	0.89%
H shares	Templeton Global Advisors Limited	703,545,865	long position	5.07%	0.87%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a wholly state-owned enterprise regulated by the State Council. Guangdong Rising Assets Management Co., Ltd., located at 17 Pearl River West Road, Pearl River New Town, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned and controlled by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 270 Park Avenue, New York, New York 10017, U.S.A. BlackRock, Inc. is located at 1209 Orange Street, Wilmington DE 19801. GIC Private Limited is located at 168 Robinson Road, No. 37-01 Capital Tower, Singapore 068912. The Bank of New York Mellon Corporation is located at Corporate Trust Center 1209 Orange Street Wilmington, Delaware, 19801 USA. Templeton Global Advisors Limited is located at Box N-7759, Lyford Cay, Nassau, Bahamas.

Based solely on information contained in an Amendment No. 10 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on February 7, 2017 by Franklin Resources, Inc., or FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited, 1,788,564,999 shares of our Company, or the FRI Shares, representing approximately 12.9% of the total number of our H shares outstanding as of December 31, 2016, were beneficially owned by investment companies or other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The principal place of business of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited on February 7, 2017.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 24, 2016, China Telecom Group, a wholly state-owned enterprise, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

In connection with our restructuring in 2001, our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, our acquisition of the CDMA Business in 2008, the Mobile Network Acquisition in 2012, and our sale of E-surfing Media in 2013, we have entered into various agreements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, land use right leasing, CDMA network capacity leasing, CDMA network facilities leasing, Internet applications channel services and other services.

Our Independent Non-Executive Directors have confirmed that all connected transactions for the year ended December 31, 2016 to which our Company was a party:

•	had been entered into, and the agreements governing those transactions were entered into, by our Company in the ordinary and usual course of business;

•	had been entered into either:

•	on normal commercial terms or better; or

•	if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, on terms no less favorable to the Company than those available to or (if applicable) from independent third parties; and

•	had been entered into in accordance with the relevant terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

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

Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group (as defined as China Telecom Group and its subsidiaries, except us herewith under this section) for the year ended December 31, 2016:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	523
Net expenses for interconnection settlement	172
Lease of property from China Telecom Group	559
Lease of property to China Telecom Group	37
Provision of IT services by China Telecom Group	1,609
Provision of IT services to China Telecom Group	312
Provision of supplies procurement services by China Telecom Group	5,206
Provision of supplies procurement services to China Telecom Group	2,780
Provision of engineering services by China Telecom Group	18,936
Provision of community services by China Telecom Group	2,871
Provision of ancillary telecommunications services by China Telecom Group	13,941
Provision of Internet applications channel services to China Telecom Group	332
Interest on amounts due to and loans from China Telecom Group	2,928
Lease of CDMA network facilities from China Telecom Group	154
Lease of inter-provincial transmission optic fibers from China Telecom Group	16
Lease of land use rights from China Telecom Group	6

On September 23, 2015, the Company and the China Telecommunications Corporation entered into supplemental agreements and renewed the Centralized Services Agreement, the Interconnection Settlement Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Community Services Framework Agreement, the Supplies Procurement Services Framework Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Optic Fiber Leasing Agreement and the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. Set forth below are the details of these agreements, in addition to the Trademark License Agreement:

Centralized Services Agreement

Pursuant to the centralized services agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralized Services Agreement”), centralized services include centralized business management and operational services provided by the Company to China Telecommunications Corporation and/or its associates (as defined under the Listing Rules) in relation to key corporate customers, its network management center and business support center. Centralized services also include the provision of certain premises by China Telecommunications Corporation and/or its associates to the Company and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation and/or its associates for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation and/or its associates on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation and/or its associates, the Company will pay premises usage fees to China Telecommunications Corporation and/or its associates on a pro rata basis according to the apportioned actual area allocated to the Company. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilization fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation and/or its associates, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilization fee each year. The utilization fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation and/or its associates shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Centralized Services Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Centralized Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralized Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the MIIT of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Company to China Telecommunications Corporation and/or its associates. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454)” promulgated by the MIIT of the PRC. The MIIT of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the MIIT of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Interconnection Settlement Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates. Market rates shall mean the rental charge at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Property Leasing Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Company and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. The Company shall solicit at least three tenderers for the tender process. If the terms offered by the Company or China Telecommunications Corporation and/or its associates are no less favorable than those offered by an independent third party provider, the Company or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the IT Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Company with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1) market prices, which shall mean the prices at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2) where there is no or it is not possible to determine the market price, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Company. When determining the relevant “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Community Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at: (1) not more than 1% of the contract value for procurement of imported telecommunications supplies; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Supplies Procurement Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price, which is determined in accordance with the relevant tendering procedure of the Company and the relevant laws and regulations in the PRC, including the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. The Company shall solicit at least three tenderers for the tender process.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Optic Fiber Leasing Agreement

The Company leases from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which the Company’s telecommunications services are dependent upon, under the Optic Fiber Leasing Agreement dated September 10, 2002 and the related supplemental agreements (collectively, the “Optic Fiber Leasing Agreement”). The rent payable by the Company to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on negotiations between the parties with reference to the market price. Market rates shall mean the rental charge at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. In addition, The Company agreed to be responsible for the maintenance of these optic fibers within those service regions.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Optic Fiber Leasing Agreement with the same terms (except the pricing terms) for a further term of 3 years expiring on December 31, 2018. The Company may renew the Optic Fiber Leasing Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet applications channel services framework agreement signed between the Company and China Telecommunications Corporation on December 16, 2013 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Internet Applications Channel Services Framework Agreement”), the Company provides Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Internet Applications Channel Services Framework Agreement with the same terms (except the pricing terms) for a further term of 3 years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on September 23, 2015 to renew the Trademark License Agreement pursuant to its terms for a further term expiring on December 31, 2018. The Company may renew the Trademark License Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities

See “Item 4—Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities.”

Our Short Term Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2016, the aggregate outstanding principal amount of such loans was RMB5,271 million, which bear interest at fixed rates ranging from 3.5% to 4.1% per annum. See Note 15 to our audited financial statements included elsewhere in this report for details.

Our Transfer of Assets to and Tower Lease Arrangements with the Tower Company

See “Item 4—Information on the Company—A. History and Development of the Company – Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 25, 2016, a final dividend of RMB6,489 million (RMB0.080182 per share equivalent to HK$0.095 per share, pre-tax) for the year ended December 31, 2015 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 21, 2017, a final dividend of approximately RMB7,548 million (RMB0.093261 equivalent to HK$0.105 per share, pre-tax) for the year ended December 31, 2016 was proposed for shareholders’ approval at the forthcoming annual general meeting.

The declaration and payment of dividends for years following 2016 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2016 and April 24, 2017, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2016 and April 24, 2017, there were, respectively, 48 and 45 registered holders of American depositary receipts evidencing 3,854,591 and 4,179,518 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2012	4.91	3.29	63.48	42.05
2013	4.40	3.56	57.97	45.35
2014	5.17	3.15	66.61	40.35
2015	6.02	3.44	78.28	43.67
2016	4.29	3.31	55.66	42.67
Quarterly
Third Quarter, 2014	5.17	3.88	66.61	49.17
Fourth Quarter, 2014	5.04	4.31	64.79	55.30
First Quarter, 2015	5.04	4.22	65.85	56.01
Second Quarter, 2015	6.02	4.5	78.28	57.72
Third Quarter, 2015	4.66	3.65	59.29	47.04
Fourth Quarter, 2015	4.20	3.44	54.36	43.67
First Quarter, 2016	4.10	3.31	52.57	43.00
Second Quarter, 2016	4.29	3.31	55.66	42.67
Third Quarter, 2016	4.19	3.44	53.87	44.82
Fourth Quarter, 2016	4.15	3.56	53.34	45.98
First Quarter, 2017	3.82	3.57	49.45	45.98
Monthly
October 2016	4.15	3.98	53.34	51.14
November 2016	4.06	3.62	52.09	46.80
December 2016	3.77	3.56	48.75	45.98
January 2017	3.72	3.61	48.52	46.93
February 2017	3.78	3.65	49.10	47.16
March 2017	3.82	3.57	49.45	45.98
April 2017 (through April 24, 2017)	3.92	3.79	50.35	48.78

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Objects and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws and regulations of the State. We registered with the PRC State Administration for Industry and Commerce. Article 13 of our Articles of Association provides that our scope of business includes, among other things, operation of basic and value-added telecommunications businesses.

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

Taxation of Dividends

Individual Investors. According to the PRC Individual Income Tax Law and its implementing regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20.0%. For a foreign individual who is not a PRC resident, the receipt of dividends from a PRC company is normally subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty. For example, Hong Kong and Macau individual residents are subject to a withholding tax of 10% on dividends paid to them. According to the Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Program (Cai Shui [2014] No. 81) and Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Program (Cai Shui [2016] No. 127), the Company shall withhold individual income tax at the rate of 20% with respect to dividends received by the mainland individual investors for investing in our H shares through the Southbound Trading Link. The tax levied on dividends derived from the investment by mainland securities investment funds in our H shares through the Southbound Trading Link shall be ascertained by reference to the rules applicable to the individual investors. We are not required to withhold income tax on dividends derived by the mainland enterprise investors through the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves.

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

Additional PRC Tax Considerations

PRC Stamp Duty. PRC stamp duty imposed on the transfer of shares of PRC publicly traded companies under the PRC Provisional Regulations Concerning Stamp Duty, or the Provisional Regulations, which became effective on October 1, 1988 and were amended on January 8, 2011, should not apply to the acquisition and disposal by non-PRC investors of H shares or ADSs outside of the PRC by virtue of the Provisional Regulations, which provide that PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and are protected under the PRC law.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2016 and 2015, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2016:

	Expected Maturity
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	4,079	—	—	—	—	—	4,079	4,079
Japanese yen	12	—	—	—	—	—	12	12
Euro	51	—	—	—	—	—	51	51
Hong Kong dollars	184	—	—	—	—	—	184	184
Other currencies	145	—	—	—	—	—	145	145
Short-term bank deposits
United States dollars	311	—	—	—	—	—	311	311
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	52	52	52	50	36	204	446	388
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	24	24	24	23	114	239	212
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	—	—	—	—	—	5	5
Average interest rate(1)	3%	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2016.

As of December 31, 2015:

	Expected Maturity
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	1,873	—	—	—	—	—	1,873	1,873
Japanese yen	28	—	—	—	—	—	28	28
Euro	48	—	—	—	—	—	48	48
Hong Kong dollars	142	—	—	—	—	—	142	142
Other currencies	279	—	—	—	—	—	279	279
Short-term bank deposits
United States dollars	287	—	—	—	—	—	287	287
Other currencies	3	—	—	—	—	—	3	3
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	47	223	470	407
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	30	24	24	24	129	261	236
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	4	5	—	—	—	—	9	9
Average interest rate(1)	3%	3%	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2015.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2015 and 2016, our debt consisted of fixed and variable rate debt obligations with maturities from 2015 to 2060 and from 2016 to 2060, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2015 and 2016, respectively.

As of December 31, 2016:

	Expected Maturity
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	40,333	1,005	970	930	886	4,976	49,100	49,099
Average interest rate	3.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	62,636	—	—	—	—	—	62,636	62,817
Average interest rate(1)	4.1%	—	—	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	52	52	52	50	36	204	446	388
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	24	24	24	23	114	239	212
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	—	—	—	—	—	5	5
Average interest rate(1)	3%	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2016.

As of December 31, 2015:

	Expected Maturity
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	50,806	37	132	132	153	3,050	54,310	53,372
Average interest rate	3.0%	1.1%	1.1%	1.1%	1.1%	1.1%
Variable rate	830	61,710	—	—	—	—	62,540	62,768
Average interest rate(1)	4.8%	4.0%	—	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	50	50	50	50	47	223	470	407
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	30	24	24	24	129	261	236
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	4	5	—	—	—	—	9	9
Average interest rate(1)	3%	3%	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2015.

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 23, 2016 to April 24, 2017, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$42,273.52 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$162,793.23 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2016.

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

As of December 31, 2016, our management, with the participation of our Chief Executive Officer and the person performing the functions of the principal financial officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Telecom Corporation Limited:

We have audited China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Telecom Corporation Limited and subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Telecom Corporation Limited and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, China Telecom Corporation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of China Telecom Corporation Limited and subsidiaries as of and for the year ended December 31, 2016, and our report dated March 21, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 21, 2017

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2016, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2015 and 2016:

	Audit Fees (including VAT)	Audit-Related Fees		Tax Fees		Other Fees
2015	RMB68.80 million	RMB1.27 million		RMB0.45 million		RMB0.15 million
2016	RMB71.00 million	RMB0.83 million	(1)	RMB0.80 million	(2)	—

(1)	Audit-related fees in the amount of RMB0.83 million were paid for the advisory services provided to us regarding our internal control.
(2)	Tax fees in the amount of RMB0.80 million were paid for profit tax filing assistance service.

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

Our Company was incorporated under the PRC laws on September 10, 2002 as a joint stock company with limited liability. Our ADSs are listed on the NYSE. Our H shares are listed on the Hong Kong Stock Exchange. As a foreign private issuer, in respect of its listing on the NYSE, we are not required to comply with all corporate governance rules of Section 303A of the Listed Company Manual of the NYSE. However, we are required to disclose the significant differences between our corporate governance practices and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of Section 303A.01 of the Listed Company Manual of the NYSE, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under applicable PRC and Hong Kong laws and regulations, our Board is not required to be formed with a majority of independent directors. As a listed company on the Hong Kong Stock Exchange, we need to comply with the Listing Rules, which require that at least one third of the board of directors of a listed company in Hong Kong be independent non-executive directors. Our Board currently consists of eight directors, of which four are independent directors, making the number of independent directors exceeds one-third of the total number of directors on the Board, in compliance with the requirements of the Listing Rules. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however, differ from the requirements in Section 303A.02 of the Listed Company Manual of the NYSE.

Section 303A.03 of the Listed Company Manual of the NYSE provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company on the Hong Kong Stock Exchange, the Company is subject to the requirement under the Listing Rules that the chairman of the board should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors. It has been our practice that our chairman holds a meeting to communicate with non-executive directors without the presence of executive directors at least annually to ensure the views and opinions of non-executive directors are expressed. In addition, when a board meeting considers a matter in which a substantial shareholder or a director has a conflict of interest, the independent directors with no material interest in such matter must be present.

Section 303A.04 of the Listed Company Manual of the NYSE provides that a listed company must have a nominating/corporate governance committee that consists entirely of independent directors and the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which shall include, among others, the development and recommendation of corporate governance guidelines to the board of directors. The Listing Rules require that listed companies should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and consists of a majority of independent non-executive directors. The Company’s Nomination Committee was established in 2005 with a written charter that specifies its duties and authorities. In addition, our board of directors is in charge of developing our corporate governance guidelines.

Section 303A.05 of the Listed Company Manual of the NYSE provides that a listed company must have a compensation committee that consists entirely of independent directors. The Listing Rules also contain a code provision that the listed companies should establish a remuneration committee which consists of a majority of independent non-executive directors. The Company’s Remuneration Committee has a written charter that specifies its duties and authorities.

Section 303A.07 of the Listed Company Manual of the NYSE also provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then, the board of directors of the listed company must determine that such simultaneous service would not impair the ability of such member to effectively serve on the audit committee of the listed company and disclose such determination. The Company is not required, under applicable PRC laws or the Listing Rules, to make such determination, and the Company has not made such determination.

Section 303A.10 of the Listed Company Manual of the NYSE provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required to adopt any similar code under the applicable PRC laws or the Listing Rules, the Company, as required under the Sarbanes-Oxley Act, has adopted a code of ethics that is applicable to the chief executive officer, chief financial officer, vice presidents, general managers, controller and other senior officers of the Company. We also adopted a code of ethics for our employees.

Section 303A.12(a) of the Listed Company Manual of the NYSE provides that each listed company’s chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The chief executive officer of the Company is not required, under the applicable PRC laws or the Listing Rules, to make similar certifications.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation) (18)

2.1	Form of H Share Certificate.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

Exhibits	Description

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

Exhibits	Description

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited (17)

Exhibits	Description

4.59	Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, dated October 14, 2015, among the Registrant, the Tower Company, CUCL, CMCL, CRHC and other parties thereto (English translation) (18)

4.60	Share Subscription Agreement, dated January 29, 2016, between the Registrant and the Tower Company (English translation) (18)

4.61	Supplemental Agreement to the Centralized Services Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.62	Supplemental Agreement to the Interconnection Settlement Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.63	Supplemental Agreement to the Property Leasing Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.64	Supplemental Agreement to the IT Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.65	Supplemental Agreement to the Community Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.66	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.67	Supplemental Agreement to the Engineering Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.68	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.69	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.70	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.71	Lease Agreement, dated July 8, 2016, between the Registrant and the Tower Company (English translation)

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.

(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.
(17)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-31517), filed with the Securities and Exchange Commission.
(18)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31517), filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Yang Jie
Name:	Yang Jie
Title:	Chairman and Chief Executive Officer

Date: April 28, 2017

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Telecom Corporation Limited:

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Telecom Corporation Limited and subsidiaries as of December 31, 2015 and 2016, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 21, 2017 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong, the People’s Republic of China
March 21, 2017

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2016

(Amounts in millions)

	Note	December 31, 2015	December 31, 2016
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	4	31,869	24,617
Short-term bank deposits		2,519	3,331
Accounts receivable, net	5	21,105	21,423
Inventories	6	6,281	5,081
Prepayments and other current assets	7	16,229	19,470
Income tax recoverable		105	50

Total current assets		78,108	73,972
Non-current assets
Property, plant and equipment, net	8	373,981	389,648
Construction in progress	9	69,103	80,381
Lease prepayments		23,609	22,955
Goodwill	10	29,920	29,923
Intangible assets	11	10,739	11,244
Interests in associates	12	34,473	34,572
Investments	13	1,624	1,535
Deferred tax assets	14	4,655	5,061
Other assets	18	3,349	3,077

Total non-current assets		551,453	578,396

Total assets		629,561	652,368

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	51,636	40,780
Current portion of long-term debt and payable	15	84	62,276
Accounts payable	16	118,055	122,444
Accrued expenses and other payables	17	82,934	91,087
Income tax payable		2,154	1,106
Current portion of finance lease obligations		38	52
Current portion of deferred revenues	18	1,028	1,253

Total current liabilities		255,929	318,998
Non-current liabilities
Long-term debt and payable	15	64,830	9,370
Finance lease obligations		81	50
Deferred revenues	18	1,454	2,305
Deferred tax liabilities	14	2,061	4,770
Other non-current liabilities		455	580

Total non-current liabilities		68,881	17,075

Total liabilities		324,810	336,073
Equity
Share capital	19	80,932	80,932
Reserves	20	222,852	234,392

Total equity attributable to equity holders of the Company		303,784	315,324
Non-controlling interests		967	971

Total equity		304,751	316,295

Total liabilities and equity		629,561	652,368

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in millions, except per share data)

		Year ended December 31,
	Note	2014	2015	2016
		RMB	RMB	RMB
Operating revenues	21	324,394	331,202	352,285

Operating expenses
Depreciation and amortization		(66,345)	(67,664)	(67,938)
Network operations and support	22	(68,651)	(81,240)	(94,092)
Selling, general and administrative		(62,719)	(54,472)	(56,417)
Personnel expenses	23	(50,653)	(52,541)	(54,460)
Other operating expenses	24	(47,518)	(48,843)	(52,177)

Total operating expenses		(295,886)	(304,760)	(325,084)

Operating income		28,508	26,442	27,201

Gain from Tower Assets Disposal (as defined in Note 17)		—	5,214	—

Net finance costs	25	(5,291)	(4,273)	(3,235)

Investment income		6	8	40

Equity in income / (loss) of associates		34	(698)	91

Earnings before income tax		23,257	26,693	24,097

Income tax	26	(5,498)	(6,551)	(5,988)

Profit for the year		17,759	20,142	18,109

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(54)	652	(228)
Deferred tax on change in fair value of available-for-sale equity securities		14	(163)	57
Exchange difference on translation of financial statements of subsidiaries outside mainland China		3	129	190
Share of other comprehensive income of associates		(3)	3	6

Other comprehensive income for the year, net of tax		(40)	621	25

Total comprehensive income for the year		17,719	20,763	18,134

Profit attributable to
Equity holders of the Company		17,680	20,054	18,004
Non-controlling interests		79	88	105

Profit for the year		17,759	20,142	18,109

Total comprehensive income attributable to
Equity holders of the Company		17,640	20,675	18,029
Non-controlling interests		79	88	105

Total comprehensive income for the year		17,719	20,763	18,134

Basic earnings per share	28	0.22	0.25	0.22

Number of shares (in millions)	28	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664

Profit for the year		—	—	—	—	—	—	17,680	17,680	79	17,759
Other comprehensive income for the year		—	—	—	—	(43)	3	—	(40)	—	(40)

Total comprehensive income for the year		—	—	—	—	(43)	3	17,680	17,640	79	17,719

Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(77)	(77)
Dividends	27	—	—	—	—	—	—	(6,198)	(6,198)	—	(6,198)
Appropriations	20	—	—	—	1,680	—	—	(1,680)	—	—	—

Balance as of December 31, 2014		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108

Profit for the year		—	—	—	—	—	—	20,054	20,054	88	20,142
Other comprehensive income for the year		—	—	—	—	492	129	—	621	—	621

Total comprehensive income for the year		—	—	—	—	492	129	20,054	20,675	88	20,763

Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(80)	(80)
Dividends	27	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)
Appropriations	20	—	—	—	1,901	—	—	(1,901)	—	—	—

Balance as of December 31, 2015		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751

Profit for the year		—	—	—	—	—	—	18,004	18,004	105	18,109
Other comprehensive income for the year		—	—	—	—	(165)	190	—	25	—	25

Total comprehensive income for the year		—	—	—	—	(165)	190	18,004	18,029	105	18,134

Disposal of a subsidiary		—	—	—	—	—	—	—	—	(15)	(15)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(86)	(86)
Dividends	27	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)
Appropriations	20	—	—	—	1,638	—	—	(1,638)	—	—	—

Balance as of December 31, 2016		80,932	17,150	10,746	72,611	711	(622)	133,796	315,324	971	316,295

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in millions)

			Year ended December 31,
	Note		2014	2015	2016
			RMB	RMB	RMB
Net cash from operating activities	(a	)	96,405	108,750	101,130

Cash flows used in investing activities
Capital expenditure			(80,273)	(101,898)	(96,673)
Purchase of investments	(b	)	(2,990)	(10)	(3,099)
Lease prepayments			(184)	(124)	(99)
Proceeds from disposal of property, plant and equipment			710	755	1,560
Proceeds from disposal of lease prepayments			121	58	10
Proceeds from disposal of Investments			—	2	—
Net cash outflow from disposal of a subsidiary			—	—	(50)
Purchase of short-term bank deposits			(2,566)	(3,764)	(3,237)
Maturity of short-term bank deposits			3,474	2,731	2,550

Net cash used in investing activities			(81,708)	(102,250)	(99,038)

Cash flows (used in) / from financing activities
Principal element of finance lease payments			(1)	(14)	(59)
Proceeds from bank debt and other loans			53,022	67,875	110,446
Repayment of bank debt and other loans			(56,819)	(56,862)	(113,366)
Payment of dividends			(6,198)	(6,160)	(6,489)
Payment for the acquisition of non-controlling interests			—	(7)	—
Contribution from non-controlling interests			—	127	—
Payment for the acquisition price of the Seventh Acquisition	(c	)	(278)	—	—
Cash distributions to non-controlling interests			(53)	(150)	(87)

Net cash (used in) / from financing activities			(10,327)	4,809	(9,555)

Net increase / (decrease) in cash and cash equivalents			4,370	11,309	(7,463)
Cash and cash equivalents at beginning of year			16,070	20,436	31,869
Effect of changes in foreign exchange rate			(4)	124	211

Cash and cash equivalents at end of year			20,436	31,869	24,617

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Earnings before income tax	23,257	26,693	24,097
Adjustments for:
Depreciation and amortization	66,345	67,664	67,938
Impairment losses for doubtful debts	2,084	2,231	2,277
Impairment losses for long-lived assets	—	51	62
Write down of inventories	151	147	175
Investment income	(6)	(8)	(40)
Equity in (income) / loss of associates	(34)	698	(91)
Interest income	(304)	(375)	(353)
Interest expense	5,650	4,573	3,701
Foreign exchange (gain) /loss	(55)	75	(113)
Net loss on retirement and disposal of long-lived assets	2,287	1,573	1,867
Gain from Tower Assets Disposal	—	(5,214)	—
Increase in accounts receivable	(3,594)	(1,778)	(2,348)
Decrease / (increase) in inventories	2,280	(2,199)	1,033
Increase in prepayments and other current assets	(2,359)	(5,854)	(3,731)
(Increase) / decrease in other assets	(2)	(87)	366
Increase in accounts payable	6,473	22,156	3,779
Increase in accrued expenses and other payables	6,571	7,119	10,864
Decrease in deferred revenues	(573)	(417)	(418)

Cash generated from operations	108,171	117,048	109,065
Interest received	305	375	365
Interest paid	(5,693)	(4,601)	(3,736)
Investment income received	29	27	57
Income tax paid	(6,407)	(4,099)	(4,621)

Net cash from operating activities	96,405	108,750	101,130

(b) The amount for the year ended December 31, 2016 includes the payment for the cash injection amounting to RMB2,966 (“Cash Consideration”) to China Tower Corporation Limited (“China Tower”) in relation to the Tower Assets Disposal. The Cash Consideration was paid in February 2016.

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

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunication network resource services and lease of network equipment, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data center service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

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

On August 1, 2011 and December 1, 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media Co., Ltd. to China Telecommunications Corporation in 2013.

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

On December 31, 2013, CT Global , a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 (hereinafter, referred to as the “Seventh Acquisition”), and was paid by June 30, 2014.

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

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Group have been prepared on a going concern basis. These consolidated financial statements were approved and authorized by the Board of Directors on March 21, 2017.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 2(l)).

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 36.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Inventories (continued)

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

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

Assets held under finance leases (Note 2 (m)) are amortized over their estimated useful lives on a straight-line basis. As of December 31, 2016, no asset was held by the Group under finance leases (2015: nil).

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

The Group’s intangible assets are primarily software.

Software that is not an integral part of any tangible assets is recorded at cost less subsequent accumulated amortization and impairment losses (Note 2(n)). Amortization of software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

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

(m)	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets acquired under finance leases are classified as assets under finance leases, and are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation.

Where the Group has the right to use the assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Voice usage fee is recognized as the service is provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards is recognized as the cards are used by customers.

(v)	Revenue derived from information and application services is recognized when the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data center services, is presented on a gross basis. Revenues from all other information and application services are presented on an either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as a principal in the arrangements with third parties:

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

If majority of the indicators of risks and responsibilities exists in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on a gross basis. If majority of the indicators of risks and responsibilities does not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognized on a net basis.

(vi)	Revenue from the provision of Internet and telecommunications network resource services is recognized when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognized over the term of the lease.

(ix)	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognized when the service is provided to customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition (continued)

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2016, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB26,122, RMB19,291 and RMB17,068 for the years ended December 31, 2014, 2015 and 2016 respectively, among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB15,340, RMB11,620 and RMB9,370, for the years ended December 31, 2014, 2015 and 2016 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2014, 2015 and 2016, research and development expense was RMB607, RMB792 and RMB825, respectively.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	Value-added tax (continued)

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

(z)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(aa)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)	Related parties (continued)

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ab)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

3.	APPLICATION OF REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

•	Amendments to IAS 1, “Disclosure Initiative”

•	Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”

•	Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”

•	Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”

•	Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”

The application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any other new and revised standard or interpretation that is not yet effective for the current year (Note 37).

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2015	2016
	RMB	RMB
Cash at bank and in hand	30,916	22,147
Time deposits with original maturity within three months	953	2,470

	31,869	24,617

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

		December 31,
	Note	2015	2016
		RMB	RMB
Accounts receivable
Third parties		22,766	22,932
China Telecom Group	(i)	492	949
China Tower		—	10
Other telecommunications operators in the PRC		782	933

		24,040	24,824
Less: Allowance for doubtful debts		(2,935)	(3,401)

		21,105	21,423

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2016:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
At beginning of year	2,198	2,478	2,935
Impairment losses for doubtful debts	2,075	2,172	2,202
Accounts receivable written off	(1,795)	(1,715)	(1,736)

At end of year	2,478	2,935	3,401

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	December 31,
	2015	2016
	RMB	RMB
Current, within 1 month	10,001	9,993
1 to 3 months	2,181	2,179
4 to 12 months	1,821	1,763
More than 12 months	731	761

	14,734	14,696
Less: Allowance for doubtful debts	(2,393)	(2,427)

	12,341	12,269

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	December 31,
	2015	2016
	RMB	RMB
Current, within 1 month	3,648	3,660
1 to 3 months	1,618	1,887
4 to 12 months	2,199	2,349
More than 12 months	1,841	2,232

	9,306	10,128
Less: Allowance for doubtful debts	(542)	(974)

	8,764	9,154

Ageing analysis of accounts receivable that are not impaired is as follows:

	December 31,
	2015	2016
	RMB	RMB
Not past due	19,263	19,376

Less than 1 month past due	1,154	1,180
1 to 3 months past due	688	867

Amounts past due	1,842	2,047

	21,105	21,423

6.	INVENTORIES

	December 31,
	2015	2016
	RMB	RMB
Materials and supplies	1,236	1,200
Goods for resale	5,045	3,881

	6,281	5,081

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31,
	2015	2016
	RMB	RMB
Amounts due from China Telecom Group	732	728
Amounts due from China Tower	1,789	2,278
Amounts due from other telecommunications operators in the PRC	375	326
Prepayments in connection with construction work and equipment purchases	2,119	2,642
Prepaid expenses and deposits	3,622	3,781
Value-added tax recoverable	3,797	5,197
Other receivables	3,795	4,518

	16,229	19,470

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2015,	98,154	820,373	28,811	947,338
Additions	509	883	733	2,125
Transferred from construction in progress	3,161	79,569	1,738	84,468
Tower Assets Disposal	(3,646)	(29,221)	(121)	(32,988)
Other disposals	(732)	(51,994)	(1,894)	(54,620)
Reclassification	13	(353)	340	—

Balance at December 31, 2015	97,459	819,257	29,607	946,323

Additions	664	1,333	479	2,476
Transferred from construction in progress	2,053	78,286	1,739	82,078
Disposals	(754)	(74,976)	(1,752)	(77,482)
Disposal of a subsidiary	—	—	(3)	(3)
Reclassification	87	(128)	41	—

Balance at December 31, 2016	99,509	823,772	30,111	953,392

Accumulated depreciation and impairment:
Balance at January 1, 2015,	(44,646)	(509,206)	(20,610)	(574,462)
Depreciation and impairment charge for the year	(4,662)	(56,862)	(2,332)	(63,856)
Written back on Tower Assets Disposal	1,520	13,051	52	14,623
Written back on other disposals	697	48,869	1,787	51,353
Reclassification	(11)	133	(122)	—

Balance at December 31, 2015	(47,102)	(504,015)	(21,225)	(572,342)

Depreciation and impairment charge for the year	(4,527)	(56,953)	(2,266)	(63,746)
Written back on disposal	681	70,010	1,651	72,342
Disposal of a subsidiary	—	—	2	2
Reclassification	(70)	83	(13)	—

Balance at December 31, 2016	(51,018)	(490,875)	(21,851)	(563,744)

Net book value at December 31, 2016	48,491	332,897	8,260	389,648

Net book value at December 31, 2015	50,357	315,242	8,382	373,981

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2015	53,181
Additions	107,762
Tower Assets Disposal	(2,959)
Transferred to property, plant and equipment	(84,468)
Transferred to intangible assets	(4,413)

Balance at December 31, 2015	69,103
Additions	97,041
Transferred to property, plant and equipment	(82,078)
Transferred to intangible assets	(3,685)

Balance at December 31, 2016	80,381

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	GOODWILL

	December 31,
	2015	2016
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,920	29,923

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

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.4% (2015: 9.7%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INTANGIBLE ASSETS

Software
RMB
Cost:
Balance at January 1, 2015	21,753
Additions	511
Transferred from construction in progress	4,413
Disposals	(376)

Balance at December 31, 2015	26,301
Additions	363
Transferred from construction in progress	3,685
Disposals	(531)

Balance at December 31, 2016	29,818

Accumulated amortization and impairment:
Balance at January 1, 2015	(12,769)
Amortization charge for the year	(3,093)
Written back on disposals	300

Balance at December 31, 2015	(15,562)
Amortization charge for the year	(3,500)
Written back on disposals	488

Balance at December 31, 2016	(18,574)

Net book value at December 31, 2016	11,244

Net book value at December 31, 2015	10,739

12.	INTERESTS IN ASSOCIATES

	December 31,
	2015	2016
	RMB	RMB
Unlisted equity investments, at cost	36,325	36,347
Share of post-acquisition changes in net assets	(1,852)	(1,775)

	34,473	34,572

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	27.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established and operated in the PRC and are not traded on any stock exchange.

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

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	2015	2016
	RMB	RMB
Current assets	38,586	39,565
Non-current assets	231,793	272,103
Current liabilities	47,717	171,568
Non-current liabilities	96,535	14,548

Operating revenues	10,325	54,474
Loss for the year	(2,944)	(575)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	(2,944)	(575)

Dividend received from the associate	—	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	126,127	125,552
Non-controlling interests of the associate	—	—
Group’s effective interest in the associate	27.9%	27.9%
Group’s share of net assets of the associate	35,189	35,029
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,939)	(1,782)

Carrying amount of the associate in the consolidated financial statements of the Group	33,250	33,247

	Shanghai Information Investment Incorporation
	2015	2016
	RMB	RMB
Current assets	6,872	6,688
Non-current assets	7,943	8,421
Current liabilities	5,228	5,754
Non-current liabilities	3,716	3,104

Operating revenues	4,094	4,222
Profit for the year	342	413
Other comprehensive income for the year	—	24
Total comprehensive income for the year	342	437

Dividend received from the associate	9	9

Reconciled to the Group’s interests in the associate
Net assets of the associate	5,871	6,251
Non-controlling interests of the associate	(1,850)	(1,940)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	965	1,035

Carrying amount of the associate in the consolidated financial statements of the Group	965	1,035

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INTERESTS IN ASSOCIATES (continued)

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2015	2016
	RMB	RMB
The Group’s share of profit of these associates	25	21
The Group’s share of other comprehensive income of these associates	3	—
The Group’s share of total comprehensive income of these associates	28	21
Aggregate carrying amount of these associates in the consolidated financial statements of the Group	258	290

13.	INVESTMENTS

	December 31,
	2015	2016
	RMB	RMB
Available-for-sale equity securities	1,597	1,369
Other unlisted equity investments	27	166

	1,624	1,535

Other unlisted equity investments mainly represent the Group’s various interests in private enterprises which are mainly engaged in the provision of telecommunications infrastructures construction services, information technology services and Internet contents.

14.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2016	2015	2016	2015	2016	2015
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,531	1,291	—	—	1,531	1,291
Property, plant and equipment and others	3,410	3,174	(4,416)	(1,605)	(1,006)	1,569
Deferred revenues and installation costs	120	190	(85)	(130)	35	60

Available-for-sale equity securities	—	—	(269)	(326)	(269)	(326)

Deferred tax assets/(liabilities)	5,061	4,655	(4,770)	(2,061)	291	2,594

	Balance at January 1, 2014	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2014
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment and others	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Balance at January 1, 2015	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2015
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment and others	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

	Balance at January 1, 2016	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2016
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35
Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE

Short-term debt comprises:

	December 31,
	2015	2016
	RMB	RMB
Loans from banks – unsecured	5,361	16,411
Super short-term commercial papers – unsecured	33,995	18,996
Other loans – unsecured	182	102
Loans from China Telecom Group – unsecured	12,098	5,271

Total short-term debt	51,636	40,780

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2015 and 2016 was 3.1% per annum and 3.3% per annum, respectively. As of December 31, 2016, the Group’s loans from banks and other loans bear interest at rates ranging from 3.9% to 4.4% (2015: 3.9% to 5.6%) per annum, and are repayable within one year; as of December 31, 2016, super short-term commercial papers bear interest at rates ranging from 2.3% to 2.9% (2015: 2.1% to 3.0%) per annum and are repayable by March 2017; the loans from China Telecom Group bear interest at rates from 3.5% to 4.1% (2015: 3.5% to 4.5%) per annum and are repayable within one year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

Long-term debt and payable comprises:

		December 31,
	Interest rates and final maturity	2015	2016
		RMB	RMB
Bank loans – unsecured

Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2036	2,463	9,245

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	470	446

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	261	239

Other currencies denominated		9	5

		3,203	9,935
Other loans – unsecured

Renminbi denominated		1	1

Amount due to China Telecommunications Corporation - unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710

Total long-term debt and payable		64,914	71,646

Less: Current portion		(84)	(62,276)

Non-current portion		64,830	9,370

Note:
(i)	The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognized the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognized as government grants in deferred revenue (Note 18).
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces , municipalities and autonomous regions in the PRC on December 31, 2012 (hereinafter referred to as the “Mobile Network Acquisition”). The Group may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition, which is December 31, 2017. The Group pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2016 and 2017 are 4.00% and 4.11%, respectively.

If the amount is not paid when due, the Group is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

The aggregate maturities of the Group’s long-term debt and payable subsequent to December 31, 2016 are as follows:

RMB
2017	62,276
2018	1,081
2019	1,046
2020	1,004
2021	945
Thereafter	5,294

71,646

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As of December 31, 2015 and 2016, the Group had unutilized committed credit facilities amounting to RMB128,839 and RMB161,229 respectively.

16.	ACCOUNTS PAYABLE

	December 31,
	2015	2016
	RMB	RMB
Third parties	95,305	96,675
China Telecom Group	18,702	21,343
China Tower	3,272	3,697
Other telecommunications operators in the PRC	776	729

	118,055	122,444

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

17.	ACCRUED EXPENSES AND OTHER PAYABLES

			December 31,
			2015	2016
	Note		RMB	RMB
Amounts due to China Telecom Group			1,464	1,813
Amounts due to China Tower	(i	)	3,097	807
Amounts due to other telecommunications operators in the PRC			31	41
Accrued expenses			17,715	21,276
Value-added tax payable			1,112	797
Customer deposits and receipts in advance			59,514	66,353
Dividend payable			1	—

			82,934	91,087

Note:
(i)	The Company sold certain telecommunications towers and related assets to China Tower (the “Tower Assets Disposal”) and injected Cash Consideration amounting to RMB2,966 to China Tower, in return for new shares issued by China Tower. The Cash Consideration payable was included in the amounts due to China Tower as of December 31, 2015, and was paid in February 2016.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	DEFERRED REVENUES

Deferred revenues mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortized portion of government grants (Note 15).

	December 31,
	2015	2016
	RMB	RMB
Balance at beginning of year	1,858	2,482
Additions for the year
— calling cards	600	753
— government grants	1,041	1,494

	1,641	2,247

Reductions for the year
— amortization of installation fees	(416)	(294)
— usage of calling cards	(582)	(625)
— amortization of government grants	(19)	(252)

Balance at end of year	2,482	3,558

Representing:
— current portion	1,028	1,253
— non-current portion	1,454	2,305

	2,482	3,558

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2015 and 2016, the unamortized portion of these costs was RMB560 and RMB367 respectively.

19.	SHARE CAPITAL

	December 31,
	2015	2016
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES

	Capital reserve	Share premium	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (ii))
Balance as of January 1, 2014	17,064	10,746	67,392	427	(944)	102,124	196,809
Total comprehensive income for the year	—	—	—	(43)	3	17,680	17,640
Dividends (Note 27)	—	—	—	—	—	(6,198)	(6,198)
Appropriations (Note (iii))	—	—	1,680	—	—	(1,680)	—

Balance as of December 31, 2014	17,064	10,746	69,072	384	(941)	111,926	208,251
Total comprehensive income for the year	—	—	—	492	129	20,054	20,675
Acquisition of non-controlling interests	(1)	—	—	—	—	—	(1)
Contribution from non-controlling interests	87	—	—	—	—	—	87
Dividends (Note 27)	—	—	—	—	—	(6,160)	(6,160)
Appropriations (Note (iii))	—	—	1,901	—	—	(1,901)	—

Balance as of December 31, 2015,	17,150	10,746	70,973	876	(812)	123,919	222,852
Total comprehensive income for the year	—	—	—	(165)	190	18,004	18,029
Dividends (Note 27)	—	—	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	—	—	(1,638)	—

Balance as of December 31, 2016	17,150	10,746	72,611	711	(622)	133,796	234,392

Note:

(i)	Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities.

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

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2015 and 2016, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended December 31, 2016, the Company transferred RMB1,638, being 10% of the year’s net profit, to this reserve. For the year ended December 31, 2015, the Company transferred RMB1,901, being 10% of the year’s net profit, to this reserve.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2015 and 2016.

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

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2015 and 2016, the amount of retained earnings available for distribution was RMB105,079 and RMB112,631 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB7,548 in respect of the financial year 2016 proposed after the end of the reporting period has not been recognized as a liability in the consolidated financial statements at the end of the reporting period (Note 27).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Note		2014	2015	2016
			RMB	RMB	RMB
Voice	(i	)	88,260	78,593	70,120
Internet	(ii	)	112,431	126,546	150,405
Information and application services	(iii	)	65,358	66,343	66,838
Telecommunications network resource services and lease of network equipment	(iv	)	17,332	17,635	17,773
Others	(v	)	41,013	42,085	47,149

			324,394	331,202	352,285

Note:

Before June 1, 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from June 1,2014, the pilot program of replacing business tax with VAT is extended to cover the telecommunications industry. VAT is excluded from operating revenues. With effect from June 1, 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.
(iv)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

22.	NETWORK OPERATIONS AND SUPPORT EXPENSES

			Year ended December 31,
	Note		2014	2015	2016
			RMB	RMB	RMB
Operating and maintenance			38,159	46,018	48,330
Utility			11,644	12,519	13,146
Property rental and management fee	(i	)	9,224	14,117	22,337
Others			9,624	8,586	10,279

			68,651	81,240	94,092

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (hereinafter referred to as the “tower assets lease fee”).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

23.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Network operations and support	32,855	33,810	36,254
Selling, general and administrative	17,798	18,731	18,206

	50,653	52,541	54,460

24.	OTHER OPERATING EXPENSES

			Year ended December 31,
	Note		2014	2015	2016
			RMB	RMB	RMB
Interconnection charges	(i	)	12,483	12,329	11,790
Cost of goods sold	(ii	)	33,836	34,963	38,628
Donations			23	18	19
Others	(iii	)	1,176	1,533	1,740

			47,518	48,843	52,177

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

25.	NET FINANCE COSTS

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Interest expense incurred	5,958	4,900	4,199
Less: Interest expense capitalized*	(308)	(327)	(498)

Net interest expense	5,650	4,573	3,701
Interest income	(304)	(375)	(353)
Foreign exchange losses	21	154	209
Foreign exchange gains	(76)	(79)	(322)

	5,291	4,273	3,235

* Interest expense was capitalized in construction in progress at the following rates per annum	4.5%-6.0%	3.5%-5.5%	4.1%-5.0%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Provision for PRC income tax	5,237	7,127	3,473
Provision for income tax of other tax jurisdictions	58	74	155
Deferred taxation	203	(650)	2,360

	5,498	6,551	5,988

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Year ended December 31,
	Note		2014	2015	2016
			RMB	RMB	RMB
Earnings before income tax			23,257	26,693	24,097

Expected income tax expense at statutory tax rate of 25%	(i	)	5,814	6,673	6,024
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(248)	(400)	(275)
Differential tax rate on other subsidiaries’ income	(ii	)	(31)	(25)	(53)
Non-deductible expenses	(iii	)	347	431	485
Non-taxable income	(iv	)	(243)	(75)	(105)
Others	(v	)	(141)	(53)	(88)

Actual income tax expense			5,498	6,551	5,988

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

27.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 21, 2017, a final dividend of equivalent to HK$0.105 per share totaling approximately RMB7,548 for the year ended December 31, 2016 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 25, 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 in respect of the year ended December 31, 2015 was declared and paid by July 15, 2016.

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

The calculation of basic earnings per share for the years ended December 31, 2014, 2015 and 2016 is based on the profit attributable to equity holders of the Company of RMB17,680, RMB20,054 and RMB18,004, respectively, divided by 80,932,368,321 shares.

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

As of December 31, 2016, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

RMB
2017	15,492
2018	14,351
2019	13,704
2020	13,256
2021	1,112
Thereafter	3,066

Total minimum lease payments	60,981

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2014, 2015 and 2016 were RMB7,779 ,RMB10,331 and RMB21,250, respectively.

Capital commitments

As of December 31, 2016, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	933
- telecommunications network plant and equipment	12,807

13,740

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)	As of December 31, 2015 and 2016, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	COMMITMENTS AND CONTINGENCIES (continued)

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

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a) Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

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

The Group’s available-for-sale equity investment securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities, which amounted to RMB1,597 and RMB1,369 as of December 31, 2015 and 2016 respectively was based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

The fair values of long-term debt and payable is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2015: 1.0% to 4.9%). As of December 31, 2015 and 2016, the carrying amounts and fair value of the Group’s long-term debt and payable was as follows:

	December 31, 2015		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt and payable	64,914	65,156	71,646	71,741

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2015
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	51,636	51,967	51,967	—	—	—
Long-term debt and payable	64,914	71,295	2,597	64,345	768	3,585
Accounts payable	118,055	118,055	118,055	—	—	—
Accrued expenses and other payables	82,934	82,934	82,934	—	—	—
Finance lease obligations	119	134	48	43	43	—

	317,658	324,385	255,601	64,388	811	3,585

	2016
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	40,780	41,425	41,425	—	—	—
Long-term debt and payable	71,646	75,126	62,307	1,187	3,601	8,031
Accounts payable	122,444	122,444	122,444	—	—	—
Accrued expenses and other payables	91,087	91,087	91,087	—	—	—
Finance lease obligations	102	112	58	20	31	3

	326,059	330,194	317,321	1,207	3,632	8,034

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

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

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2015		2016
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	3.0	50,806	3.3	39,854
Long-term debt	1.2	3,204	1.2	9,936

		54,010		49,790
Variable rate debt:
Short-term debt	4.8	830	4.2	926
Deferred consideration due to China Telecommunications Corporation (as defined in Note 15)	4.0	61,710	4.1	61,710

		62,540		62,636

Total debt		116,550		112,426

Fixed rate debt as a percentage of total debt		46.3%		44.3%

As of December 31, 2015 and 2016, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB469 and RMB470 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2015.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 81.8% (2015: 92.6%) of the Group’s cash and cash equivalents and 99.4% (2015: 99.4%) of the Group’s short-term and long-term debt and payable as of December 31, 2016 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and payable, and finance lease obligations. As of December 31, 2015 and 2016, the Group’s total debt-to-total assets ratio was 18.5% and 17.2% respectively, which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

32.	RELATED PARTY TRANSACTIONS

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Note	2014	2015	2016
		RMB	RMB	RMB
Purchases of telecommunications equipment and materials.	(i)	3,729	5,288	5,206
Sales of telecommunications equipment and materials.	(i)	3,089	2,855	2,780
Construction and engineering services.	(ii)	15,478	19,888	18,936
Provision of IT services	(iii)	167	181	312
Receiving IT services	(iii)	1,171	1,365	1,609
Receiving community services	(iv)	2,885	2,860	2,871
Receiving ancillary services.	(v)	11,549	12,718	13,941
Property lease income	(vi)	39	47	37
Property lease expenses	(vi)	695	673	559
Net transaction amount of centralized services	(vii)	246	486	523
Interconnection revenues	(viii)	45	59	61
Interconnection charges	(viii)	391	468	233
Internet applications channel services	(ix)	366	368	332
Interest on amounts due to and loans from China Telecom Group	(x)	4,431	4,048	2,928
Lease of CDMA network facilities	(xi)	193	226	154
Lease of inter-provincial transmission optic fibres	(xii)	22	22	16
Lease of land use rights	(xiii)	15	13	6

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Note (continued):

(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 15).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2015	2016
	RMB	RMB
Accounts receivable	492	949
Prepayments and other current assets	732	728

Total amounts due from China Telecom Group	1,224	1,677

Accounts payable	18,702	21,343
Accrued expenses and other payables	1,464	1,813
Short-term debt	12,098	5,271
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	93,974	90,137

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 15.

As of December 31, 2015 and 2016, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

	Note		2015	2016
			RMB	RMB
Tower Assets Disposal			30,131	—
Tower assets usage fee	(i	)	2,742	11,657
Provision of IT services	(ii	)	—	12

Note:

(i)	Represent amounts paid and payable to China Tower for the lease of the telecommunications towers and related assets.

Upon completion of the Tower Assets Disposal, the Company and China Tower were in the process of finalizing the terms of the leases arrangement. To ensure there were no interruptions in the operations of the Company, China Tower had undertaken to allow the Company to use the telecommunications towers and related assets following completion of the Tower Assets Disposal notwithstanding that the terms of the leases had not been finalized. The Company paid service charges for the leases from the completion date of the Tower Assets Disposal.

The Company and China Tower entered into agreement on July 8, 2016 to confirm the pricing and related arrangements in relation to the leases of telecommunications towers and related assets.

(ii)	Represent IT services provided to China Tower.

Amounts due from/to China Tower are summarized as follows:

	2015	2016
	RMB	RMB
Account receivable	—	10
Prepayments and other current assets	1,789	2,278

Total amounts due from China Tower	1,789	2,288

Accounts payable	3,272	3,697
Accrued expenses and other payables	3,097	807

Total amounts due to China Tower	6,369	4,504

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As of December 31, 2015 and 2016, no material allowance for doubtful debts was recognized in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits .	11,598	9,859	9,886
Post-employment benefits.	1,069	916	801

	12,667	10,775	10,687

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(c)	Key management personnel compensation (continued)

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

The Group’s contributions for the above plans for the years ended December 31, 2014, 2015 and 2016 were RMB6,229 and RMB6,584 and RMB6,650 respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2015 and 2016 was RMB791 and RMB596 respectively.

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

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As of November 2014, 2015 and 2016, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total stock appreciation rights granted to such person.

During the years ended December 31, 2014, 2015 and 2016, no stock appreciation right units were exercised. For the year ended December 31, 2016, compensation expense of RMB152 was reversed by the Group in respect of stock appreciation rights as a result of the expiration of the stock appreciation right units granted by the Company in 2012. For the year ended December 31, 2015, compensation expense of RMB102 was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended December 31, 2014, compensation expense of RMB130 was recognized by the Group in respect of stock appreciation rights.

As of December 31, 2015, the carrying amount of the liability arising from stock appreciation rights was RMB152. As of December 31, 2016, no liability arising from stock appreciation rights was assumed by the Company. As of December 31, 2015, 908 million stock appreciation right units vested but were not exercised, and 8.7 million stock appreciation right units were forfeited. The carrying amount of the corresponding liability was RMB152. As of December 31, 2016, all stock appreciation right units had expired.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2016 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities
China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC	392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$1,000,001	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC	300	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia	AUD1 million	Provision of international value-added network services

China Telecom Korea Co.,Ltd	Limited Company	May 16, 2012	South Korea	KRW500 million	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	PRINCIPAL SUBSIDIARIES (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities

China Telecom (Malaysia) SDN BHD	Limited Company	June 26, 2012	Malaysia	MYR3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam	VND10,500 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	11	Provision of instant messenger service

Chengdu E-store Technology Co., Ltd	Limited Company	June 17, 2014	PRC	45	Provision of software technology

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

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

For the year ended December 31, 2016, provision for impairment losses of RMB62 was made against the carrying value of long-lived assets. For the year ended December 31, 2015, provision for impairment losses of RMB51 was made against the carrying value of long-lived assets. For the year ended December 31, 2014, no provision for impairment loss was made against the carrying value of property, plant and equipment. In determining the recoverable amount of these equipment, significant judgements were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Classification of lease arrangement with China Tower

The Company and China Tower entered into a lease arrangement regarding the lease of Tower Assets on July 8, 2016. Management evaluated the detailed clauses of the lease agreements and determined such lease arrangements as operating leases according to the accounting policies disclosed in Note 2(m) and based on the following judgements: (i) the Company does not expect any transfer of ownership of Tower Assets from China Tower by the end of the lease term; (ii) the Company considered the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only the Company can use without major modifications.

37.	POSSIBLE IMPACT OF AMENDMENTS , NEW STANDARDS AND INTERPRETATION ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2016

Up to the date of issue of these consolidated financial statements, the IASB has issued the following amendments and new standards and interpretation which are not yet effective and not early adopted for the annual accounting period ended December 31, 2016:

Effective for accounting period beginning on or after
Amendments to IAS 7, “Disclosure Initiative”	January 1, 2017
Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers” and the related Clarifications	January 1, 2018
Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	January 1, 2018
IFRIC 22, “Foreign Currency Transactions and Advance Consideration”	January 1, 2018
Amendments to IAS 40, “Transfers of Investment Property”	January 1, 2018
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2014-2016 Cycle”	January 1, 2017 or 2018, as appropriate
IFRS 16, “Leases”	January 1, 2019
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

The Group is in the process of making an assessment of the impact that will result from adopting the amendments , new standards and interpretation issued by the IASB which are not yet effective for the accounting period ended on December 31, 2016. Except for IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments , new standards and interpretation is unlikely to have a significant impact on its financial position and the results of operations.

IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Specifically, the standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	POSSIBLE IMPACT OF AMENDMENTS , NEW STANDARDS AND INTERPRETATION ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2016 (continued)

IFRS 15, “Revenue from Contracts with Customers” (continued)

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

The directors of the Company consider that the performance obligations are similar to the current identification of separate revenue components under IAS 18, however, the allocation of total consideration to the respective performance obligations will be based on relative fair values which will potentially affect the timing and amounts of revenue recognition. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the directors of the Company performs a detailed review.

IFRS 16, “Leases”

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17, “Leases” and the related interpretations when it becomes effective.

IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under the IFRS 16, lease payments in relation to lease liability will be presented as financing cash flows or allocated into a principal and an interest portion which will be presented as financing and operating cash flows, respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

The directors of the Company are in the process of making an assessment of the impact that will result from adopting IFRS 16. A preliminary assessment indicates that the Group will recognize a right-of-use asset and a corresponding liability in respect of all the operating leases unless they qualify for low value or short-term leases upon the application of IFRS 16. In addition, the application of new requirements may result changes in measurement, presentation and disclosure as indicated above. However, it is not practicable to provide a reasonable estimate of the financial effect until the directors of the Company complete a detailed review.

38.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as of December 31, 2016 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.