Form 20-F
period 2017-12-31
CHINA TELECOM CORP LTD
filed 2018-04-27
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

38/F, Everbright Centre

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

As of December 31, 2017, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated Filer  ☐    Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CHINA TELECOM CORPORATION LIMITED

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2016 and 2017, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2013 and 2014 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflect the acquisitions and divestment in 2013, the establishment of new subsidiaries in 2014, the tower assets disposal in 2015, the disposal of Chengdu E-store Technology Co., Ltd., or E-Store, the establishment of Tianyi Capital Holding Co., Ltd., or Tianyi Capital, and the acquisitions of the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited, or Zhonghe Hengtai, in 2017 described under “Item 4. Information on the Company—A. History and Development of the Company—Changes in Our Corporate Organization in 2013”, “—Changes in Our Corporate Organization in 2014”, “—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, “—Disposal of E-store and Establishment of Tianyi Capital”, “—Our Acquisition from China Telecom Group of the Satellite Communications Business” and “—Our Acquisition from China Telecom Group of Zhonghe Hengtai.”

On December 15, 2017, we and China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecom Group, entered into an acquisition agreement, pursuant to which we agreed to purchase from China Telecom Satellite Communication Co., Ltd. the satellite communications business for a consideration of RMB70 million. We expect to settle the consideration in full in the second quarter of 2018. On December 20, 2017, we, through E-surfing Pay Co., Ltd., entered into an acquisition agreement with Shaanxi Communications Services Company Limited, or Shaanxi Comservice, which is ultimately controlled by China Telecom Group, to acquire 100% of equity interest in Zhonghe Hengtai from Shaanxi Comservice for a consideration of RMB17 million. Zhonghe Hengtai primarily engages in insurance agency business in the PRC. The consideration had been settled in full by March 23, 2018.

Because we and the acquired satellite communications business and Zhonghe Hengtai were under the common control of China Telecom Group, our acquisitions of the satellite communications business and Zhonghe Hengtai were accounted for as a combination of entities under common control in a manner similar to a pooling-of interests. Accordingly, the assets and liabilities of the acquired satellite communications business and Zhonghe Hengtai have been accounted for at historical amounts and our consolidated financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired satellite communications business and Zhonghe Hengtai on a combined basis. The considerations for the acquisition of the acquired satellite communications business and Zhonghe Hengtai were accounted for as an equity transaction in the consolidated statement of changes in equity.

	As of or for the year ended December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2017 US$
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	321,817	324,755	331,517	352,534	366,229	56,288
Operating expenses	(294,349)	(296,239)	(305,070)	(325,314)	(339,009)	(52,105)
Operating income	27,468	28,516	26,447	27,220	27,220	4,184
Earnings before income tax	23,088	23,265	26,698	24,116	24,953	3,835
Income tax	(5,422)	(5,498)	(6,552)	(5,993)	(6,192)	(952)
Profit attributable to equity holders of the Company	17,545	17,688	20,058	18,018	18,617	2,861
Basic earnings per share(2)	0.22	0.22	0.25	0.22	0.23	0.04
Basic earnings per ADS(2)	21.68	21.86	24.78	22.26	23.00	3.54
Cash dividends declared per share	0.08	0.08	0.08	0.09	0.09	0.01

	As of or for the year ended December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2017 US$
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	16,070	20,436	31,869	24,617	19,410	2,983
Accounts receivable, net	20,111	21,756	21,190	21,465	22,096	3,396
Total current assets	52,933	59,782	78,267	74,134	71,550	10,997
Property, plant and equipment, net	374,354	372,898	374,004	389,671	406,257	62,441
Total assets	543,414	561,537	629,747	652,558	661,194	101,624
Short-term debt	27,687	43,976	51,636	40,780	54,558	8,385
Current portion of long-term debt and payable	20,072	82	84	62,276	1,146	176
Accounts payable	81,159	88,587	118,128	122,493	119,321	18,339
Total current liabilities	200,246	206,553	256,074	319,133	275,408	42,329
Long-term debt and payable	62,617	62,494	64,830	9,370	48,596	7,469
Deferred revenues (including current portion)	2,431	1,858	2,482	3,558	3,061	470
Total liabilities	264,723	271,394	324,957	336,210	334,497	51,411
Equity attributable to equity holders of the Company	277,768	289,218	303,823	315,377	325,867	50,085
Consolidated Cash Flow Data:
Net cash generated from operating activities	88,354	96,412	108,755	101,135	96,502	14,832
Net cash used in investing activities(3)	(107,951)	(81,715)	(102,255)	(99,043)	(85,263)	(13,105)
Capital expenditures(3)	(70,924)	(80,280)	(101,903)	(96,678)	(87,334)	(13,423)
Net cash generated from / (used in) financing activities	5,637	(10,327)	4,809	(9,555)	(16,147)	(2,482)

(1)	Certain comparative financial data prior to January 1, 2017 presented herein have been restated as a result of the acquisitions of the satellite communications business and Zhonghe Hengtai from China Telecom Group. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report for further details.
(2)	The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2013, 2014, 2015, 2016 and 2017 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.
(3)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 23, 2017, a final dividend of RMB7,530 million (RMB0.093043 per share equivalent to HK$0.105 per share, pre-tax) for the year ended December 31, 2016 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 28, 2018, a final dividend of approximately RMB7,518 million (RMB0.092888 per share equivalent to HK$0.115 per share, pre-tax) for the year ended December 31, 2017 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 29, 2017 (RMB6.5063 to US$1.00 and HK$7.8128 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.” under this Item. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. Examples of such government regulations and restrictions are set forth in “Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion may adversely affect our financial condition.”

On April 20, 2018, the daily exchange rates reported by the Federal Reserve Board was RMB6.2945 to US$1.00 and HK$7.8448 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any information to be provided to you.

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2017	6.6533	6.5712	October 2017	7.8106	7.7996
November 2017	6.6385	6.5967	November 2017	7.8118	7.7955
December 2017	6.6210	6.5063	December 2017	7.8228	7.8050
January 2018	6.5263	6.2841	January 2018	7.8230	7.8161
February 2018	6.3471	6.2649	February 2018	7.8267	7.8183
March 2018	6.3565	6.2685	March 2018	7.8486	7.8275
April 2018 (through April 20, 2018)	6.3045	6.2655	April 2018 (through April 20, 2018)	7.8499	7.8448

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2013, 2014, 2015, 2016 and 2017 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

	RMB per US$ 1.00	HK$ per US$1.00
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519
2016	6.6549	7.7618
2017	6.7350	7.7950

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In December 2013, each of China Mobile Communications Group Co., Ltd.(formerly known as China Mobile Communications Corporation), or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited, or Unicom Group, was granted the permit to provide 4G services based on LTE/Time Division Duplex standard, or TD-LTE, technologies nationwide. In February 2015, China Telecom Group and Unicom Group were granted the permit to provide 4G services based on Frequency Division Long Term Evolution standard, or LTE FDD, technologies nationwide. In April 2018, China Mobile Group was granted the permit to provide 4G services based on LTE FDD technologies pursuant to which China Mobile can develop mobile IoT and Industrial Internet services nationwide and LTE FDD services only in rural areas. We have been authorized by China Telecom Group to operate 4G business nationwide based on both TD-LTE technologies and LTE FDD technologies. We cannot assure you that: (i) our 4G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 4G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 4G services for us to deliver these services profitably; (iv) our competitors’ 4G, or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in providing 4G services. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations. We expect that the market competition will be further intensified as a result of our competitors obtaining permits and expanding their 4G services, which could materially and adversely affect our business and prospect.

Prior to December 2013, China Unicom, China Tietong Telecommunications Corporation, or China Railcom, which is a wholly-owned subsidiary of China Mobile Group, CITIC NETWORKS Co., Ltd., and our Company were the only operators licensed by the MIIT to provide fixed-line telecommunications services in China. In December 2013, China Mobile Group received permission from the MIIT to authorize China Mobile to operate fixed-line telecommunications businesses. In December 2015, China Mobile completed its acquisition from China Mobile Group of the fixed-line telecommunications businesses operated by China Railcom. In May 2016, China Radio and Television Network Co. Ltd. received license from the MIIT to operate fixed-line broadband business. The entry of China Mobile and China Radio and Television Network Co. Ltd. has intensified and may further intensify the competition in this sector, which could have a material adverse effect on our business.

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. During the past few years, some of our traditional revenue contributors have experienced a slowdown in the growth rate or negative growth, primarily due to the alternative means of communication offered by these Over-the-Top messaging or voice services becoming increasingly popular among the consumers. Though the increasing popularity of these Over-the-Top messaging or voice services has generally contributed to the increase in our Internet data traffic and Internet services revenues during the past few years, we cannot assure you that our Internet data traffic and Internet services revenue will continue to increase in the future or such increase could fully offset the negative effect of these Over-the-Top services on our voice services or short message services, or SMS. In addition, we expect that competition from competitors outside the telecommunications industry will intensify and the strategic cooperation between these competitors and telecommunications operators may even reshape the competitive landscape of the telecommunications industry in which we operate. Though we strive to maintain our competitiveness through our comprehensive transformation and upgrades strategy, we may encounter difficulties and challenges in addressing changing consumer needs and responding to the evolving competitive landscape.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging private capital to enter the industry. For more details of the three-network convergence policy, please see “Item 4. Information on the Company – B. Business Overview – Regulatory and Related Matters – Three-Network Convergence Policy.” For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company – B. Business Overview – Competition.” In 2017, MIIT further opened up broadband access markets to private capital in nine provinces on a province-wide basis and an additional 50 pilot cities. As of December 31, 2017, 42 mobile virtual network operators had been approved by the MIIT to conduct resale business on a pilot basis, and there were a total of 62.21 million users of mobile virtual network. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

Our operations and further development of our mobile business is dependent on the Tower Company.

In July 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited (“CMCL”) made the decision to jointly establish China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited, the “Tower Company”), and carried out the establishment of Tower Company and the transfer of certain tower assets. Upon completion of the transfer of tower assets by the Company to the Tower Company, the Company and the Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). On February 1, 2018, the Company and the Tower Company entered into a supplemental agreement, effective from January 1, 2018, on the basis of the original Lease Agreement mainly to adjust the relevant pricing arrangement of tower products under the Lease Agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”.

The Tower Company has been and will continue to be of significant importance to the operations and further development of our mobile business and our results of operations. Construction of new tower assets has been carried out by the Tower Company since the completion of the transfer of tower assets and, in principle, we expect the Tower Company will continue to carry out the construction of new tower assets in the future. Therefore, our mobile business has depended on and will continue to depend on the lease arrangement between us and the Tower Company. However, since we do not control the Tower Company, we cannot assure you that it will act in the best interests of us or the services of the Tower Company can sufficiently support our business needs and future plans.

The Lease Agreement, as may be further supplemented and amended from time to time, provides for pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering effects of inflation, significant fluctuations in the real estate market or the steel price, many of which are beyond our control, and such pricing adjustment mechanism may result in a further adjustment of the fees charged to us by the Tower Company in the future. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with the Tower Company new leases of such tower, we cannot assure you that we will be able to enter into new leases at all or on favorable terms with the Tower Company. Due to our reliance on Tower Company for tower assets, if we fail to use the relevant tower assets at our desired locations and on terms and conditions that are favorable to us to maintain or expand our mobile network coverage, or if we cannot receive quality and stable services in a timely and economically viable manner from the Tower Company, the operations and further growth of our mobile business as well as our financial condition and results of operations may be materially and adversely affected.

Further, during 2016 and 2017, the SEC issued comment letters relating to the Company’s previously filed annual reports on Form 20-F for the fiscal years ended December 31, 2015 and 2016. The comment letters inquired mainly about the background, execution process, and accounting treatment in relation to the Company’s disposal and lease of telecommunications towers and related assets with the Tower Company. The Company responded to these comment letters and was notified by the SEC in its letter dated October 20, 2017 that it has completed its review of such previously filed annual reports of the Company. The SEC did not in its October 2017 letter require us to make any amendment to those previously filed annual reports. However, there is no assurance that the SEC will not issue comment letters on our disclosure relating to these and future transactions with the Tower Company.

We will continue to be controlled by China Telecom Group, which could cause us to take actions that may conflict with the best interests of our other shareholders.

China Telecom Group, a state-owned enterprise owned by the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, owned approximately 70.89% of our outstanding shares as of April 23, 2018. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as mobile Internet, the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. For example, we have begun to research and develop Software-Defined Networking (“SDN”) and Network Functions Virtualization (“NFV”) technologies so as to build a neat, swift, efficiently centralized and open network structure in order to provide visual network, free resource selection and self-service experience and to increase the flexibility of networks, the utilization rate of resources and the ability to provide services rapidly. However, the successful deployment and application of such cutting edge technologies depend on a number of factors, including the integration of legacy networks and cloud security related challenges. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

Our ability to respond to technological developments in a cost-efficient manner may also be adversely affected by external factors, some of which are beyond our control. For example, the development in 5G technology is expected to have a major impact on our services. We have been engaged in standards formulation, network technology trial runs as well as planning of the application of 5G services towards commercialization. In addition, we have been taking the initiatives to explore and research on the feasibility study of collaborative development of 5G and 4G. We have devoted, and will continue to devote, substantial resources in the development of 5G technology. However, various details concerning 5G services are still uncertain, including the timing of the issuance of 5G permits, the frequency bands allocated to 5G services and relevant regulations. In addition, there is no assurance that we will be able to roll out 5G services in an economically viable manner to gain favorable market share based on reasonable commercial terms with business partners without undue delay. If we are unable to respond to these uncertainties, the expected benefits from our investment in development of 5G technology would not be fully realized or at all and such inability to respond to these uncertainties may materially and adversely affect our business in the future.

We face a number of risks relating to our Internet-related services.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access, and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to cyber attacks, including unauthorized access, computer viruses, denial of service and use of malicious software. Cyber attacks may cause equipment failures, loss of information, including confidential or otherwise protected information stored in our customers’ computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations, as well as disruptions to our operations or our customers’ operations. We have devoted significant resources to network security, data security and other security measures to protect our systems and data, but we cannot assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network, including our mobile network. The economic costs to us to eliminate or alleviate cyber attacks could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs. Cyber attacks may also subject us to litigations, liabilities for information loss, breach of confidentiality of private information, and/or reputational damage. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could have a material adverse effect on our financial condition and results of operations.

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

Revenues derived from our voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

Revenues from our voice services continued to decline during the past several years. Our revenues from voice services decreased by 10.8% from RMB78,661 million in 2015 to RMB70,185 million in 2016 and further decreased by 12.1% to RMB61,678 million in 2017. Percentage of revenues derived from our voice services out of our total operating revenues also continued to decrease, from 23.8% in 2015 to 19.9% in 2016 and 16.8% in 2017.

Of revenues from our voice services, revenues from wireline voice services decreased by 12.2% in 2016 compared to 2015 and further decreased by 14.3% in 2017 and the percentage of revenues derived from our wireline voice services out of our total operating revenues also continued to decrease, from 9.0% in 2015 to 7.4% in 2016 and 6.1% in 2017. This is primarily due to the fact that we continued to lose wireline telephone subscribers resulting from the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. The number of our wireline telephone subscribers decreased by 5.6% at the end of 2016 compared to that at the end of 2015 and further decreased by 4.0% at the end of 2017.

Revenues from our mobile voice services decreased by 9.9% in 2016 compared to 2015 and further decreased by 10.8% in 2017 and the percentage of revenues derived from our mobile voice services out of our total operating revenues also continued to decrease, from 14.8% in 2015 to 12.5% in 2016 and 10.7% in 2017. In recent years, while the number of subscribers of our mobile services and mobile voice usage have continued to grow, due to the increasing popularity of alternative means of communication and the continued decrease in our tariffs for mobile voice services, revenues from our mobile voice services still continued to decrease.

We cannot assure you that we will be successful in slowing down the decline of our revenues generated from voice services. Migration from voice services to other alternative means of communication may further intensify and tariffs for voice services may further decrease in the future, which may affect the financial performance of our voice services and thus adversely affect our results of operations, financial condition and prospects as a whole.

We may suffer damage to our reputation due to communications fraud carried out on our network.

Communications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, poses a risk to us. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud. On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds (关于防范和打击电信网络诈骗犯罪的通告) and the MIIT issued the Implementation Opinions on the Work of Further Prevention and Crack Down on Communications Fraud (关于进一步防范和打击通讯信息诈骗工作的实施意见) on November 7, 2016. We have implemented various measures to strengthen our management and control over sales and distribution channels, including full scale implementation of the compliance review of sales agencies. In addition, we have continued to implement and enhance real name registration and verification of customers by taking and storing the photo or video of customers when they conduct business with us either online or offline, strengthened management of new subscribers and maintained a whitelist of 400 telephone numbers, which are often registered by enterprise customers for marketing, technology support and aftersales services. We also have established an information security system to identify suspicious calls, text messages and software. We have formulated customer personal information collection and usage rules and procedures and have initiated awareness campaigns. However, there is no assurance that such measures will prevent communications fraud effectively. Communications fraud as a result of our failure in implementing the real name registration measure may result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Risks Relating to the Telecommunications Industry in the PRC

The current and future government regulations and policies that extensively govern the telecommunications industry may limit our flexibility in responding to market conditions as well as competition, and may have a material adverse effect on our profitability and results of operation.

Our business is subject to extensive government regulation. The MIIT, which is the primary telecommunications industry regulator under the PRC’s State Council, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	tariff policies;

•	interconnection and settlement arrangements;

•	enforcement of industry regulations;

•	universal service obligations;

•	network information security;

•	network access license approval for telecom equipment and terminals; and

•	network construction plans.

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions.

For example, the PRC governmental authorities have promulgated various regulations, rules, guidance opinions and other directives regarding network speed upgrade and tariff reduction. On May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. As a result, we carried out a series of measures, including launching the upgrade service in October 2015 which allowed handset data subscribers who subscribe to our monthly data packages to rollover the unused data remaining in the monthly packages to the next month. In addition, we ceased to charge handset subscribers domestic long distance and roaming fees on and from September 1, 2017. Meanwhile, we have significantly reduced the fees of international, Hong Kong, Macau and Taiwan long distance calls since May 1, 2017 and also have reduced the tariff of Internet dedicated line access for small and medium enterprises in 2017.

On March 5, 2018, the Government Work Report presented in the first plenary session of the 13th National People’s Congress of the PRC included certain policy requirements regarding network speed upgrade and tariff reduction, including requirements to: (i) increase efforts in implementing network speed upgrade and tariff reduction measures; (ii) achieve full coverage of high-speed broadband in cities and rural areas; (iii) expand the coverage of free Wifi Internet access in public areas; (iv) substantially reduce the tariffs of household broadband, corporate broadband and dedicated leased line; (v) cancel data roaming fee; and (vi) reduce mobile data tariff by at least 30% in 2018. We expect to roll out corresponding measures in due course to meet the policy requirements.

Though we strive to sustain our competitive advantages through various initiatives, our revenues and profitability may be negatively and materially affected by these requirements on network speed upgrade and tariff reduction. We may also have to devote substantial resources, incur significant expenses and make strategic adjustment of business and operation strategies in order to meet these requirements and maintain our competitive advantages. Failure to effectively respond to such evolving standards in a timely and cost-efficient manner may materially and adversely affect our business, financial condition and results of operations. In addition, we may face further policy requirements imposed by the PRC government on network speed upgrade and price adjustment in the future. Any such requirements could materially and adversely affect our revenues, profitability and results of operations.

Moreover, on January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunication Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. On December 1, 2016, the amended PRC Regulations on the Management of Radio Operation (中华人民共和国无线电管理条例) came into effect. The amended provision provided that a permit is required for using certain radio frequencies, which may be obtained through a bidding process or auctions. As such, we may incur additional costs in the future when we need to obtain the permit to use certain radio frequencies, such as the frequency bands for 5G, which will affect our cost structure. In addition, the PRC government has taken various initiatives and promulgated a number of regulations to encourage private capital to invest in the telecommunications industry, all of which have intensified, and are expected to continue to intensify, the competition in the telecommunications industry in the PRC. See “ – D. Risk Factors – Risks Relating to our Business – We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.”

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

According to the information disclosed on the website of Communist Party of China Central Commission for Discipline Inspection, or the CCDI, and Ministry of Supervision of the PRC, or the MOS, on December 27, 2015, Mr. Chang Xiaobing, the former Chairman of Unicom Group and the then Chairman of China Telecom Group was under investigation by such authorities for suspected serious disciplinary violations. Mr. Chang was appointed as the chief executive officer of the Company on September 1, 2015 and the director and chairman of the Company on October 23, 2015. On December 30, 2015, Mr. Chang resigned from his positions as the executive director, chairman and chief executive officer of the Company with effect from the same date. Prior to his resignation, Mr. Chang had worked at the Company for four months. Mr. Chang was sentenced to six years of imprisonment over corruption charges in May 2017. According to the information disclosed on the website of the CCDI and the MOS on September 29, 2017, Mr. Zhen Caiji, the former Party Secretary and President of China Academy of Telecommunications Technology was expelled from the Communist Party of China and dismissed from public service for serious disciplinary violations and was under investigation of suspected criminal violations. Mr. Zhen was appointed as an executive vice president of the Company on November 4, 2016 and resigned from the position of executive vice president of the Company on May 22, 2017. Prior to his resignation, Mr. Zhen had worked at the Company for seven months. The investigation and trial conducted by the PRC authorities on Mr. Chang and Mr. Zhen may harm our reputation and adversely affect our financial condition and results of operations as well as the trading price of our securities.

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

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the economic growth of the PRC has experienced a marked slowdown in the past few years and may continue to slow down. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.9% in 2017. The PRC economy may continue to grow at a relatively slow pace in the next few years. There is no assurance that the GDP growth rate of the PRC will not further decline. A slowdown in economic growth could reduce business activities and demand for our services. The global economy may continue to deteriorate in the future and continue to have an adverse impact on the PRC economy. Any significant slowdown in the PRC economy could have a material adverse effect on the PRC telecommunications industry as well as our business and operations.

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

Under the PRC’s existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the PRC government restricts access to foreign currencies for current account transactions.

Foreign exchange transactions under our capital account, including but not limited to foreign currency-denominated borrowings from foreign banks, issuance of foreign currency-denominated debt securities, if any, and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of or registration with SAFE or certain banks designated by SAFE, as applicable. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange to meet our payment obligations under the debt securities, if any, or to obtain foreign exchange for capital expenditures.

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

Although we will be subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs (the “Codes”), the holders of H shares will not be able to bring actions on the basis of violations of the Listing Rules or the Codes, and must rely on the Hong Kong Stock Exchange and The Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Codes, as the case may be.

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

Several natural disasters and health hazards have struck mainland China in recent years. In 2013, a major earthquake registering 7.0 on the Richter scale struck Sichuan Province, and floods struck 18 provinces including Gansu and Heilongjiang Provinces, causing widespread damages to telecommunications equipment in the affected areas and resulting in disruptions of the telecommunications services. In 2014, three major earthquakes registering 6.1, 6.5 and 6.6, respectively, on the Richter scale struck Yunan Province and another major earthquake registering 6.3 on the Richter scale struck Sichuan Province, causing severe damages to telecommunications equipment as well as disruptions to telecommunications services in the affected areas. In July 2016, southern China suffered severe rainstorms and flooding, which resulted in significant damages to the telecommunications equipment in the affected areas. In 2017, several natural disasters struck mainland China, including the heaviest rainfall ever recorded hitting Hunan Province, a major earthquake registering 7.0 on the Richter scale struck Jiuzhaigou County, Sichuan Province and typhoons “Heavenly Pigeon” and “Paka” successively hit Guangdong and Guangxi Provinces, causing severe damages to the telecommunications equipment in the affected areas. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any severe natural disasters or health hazards may have a material adverse effect on our financial condition and results of operations.

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

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the MIIT, we derive our exclusive rights to operate basic telecommunications business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the MIIT in connection with our business for our benefits. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

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

Pursuant to the CDMA Network Acquisition Agreement, (i) RMB25,500 million of the Final Consideration was paid in January 2013 and (ii) the balance of the Final Consideration, or the Deferred Payment, will be payable at any time on or before the fifth anniversary of the Completion Date. Payment of the Final Consideration was and will be funded from our internal resources and relevant debt financing sources. The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without any penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecom Group at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a five basis points premium to the yield of the five-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the five-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for the first year, the second year, the third year, the fourth year and the fifth year after the Completion Date are 4.83%, 6.25%, 5.11%, 4.00% and 4.11%, respectively. In the event any amount payable by the Company under the CDMA Network Acquisition Agreement is not paid when due, the Company will be subject to liquidated damages on such amount at a daily rate of 0.03% of the arrears from the date following the applicable due date to the date when such amount has been paid in full. As of December 31, 2017, the Deferred Payment had been paid off and the last payment was made on December 26, 2017.

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

On August 19, 2013, we set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., or Zhejiang Yixin, with Netease, Inc., a leading Internet technology company in China, to launch “YiChat”, a mobile Internet multimedia instant messaging application for smartphones. As of December 31, 2017, Zhejiang Yixin had a registered capital of RMB11.23 million, of which 65% is owned by us and the remaining 35% is owned by Netease, Inc.

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

Changes in Our Corporate Organization in 2014

On June 17, 2014, we set up a wholly-owned subsidiary, E-store, which engages in software technology development. The registered capital of E-store is RMB45 million.

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

The Company realized a gain (subject to deduction of relevant expenses and taxes) from the tower assets disposal described above, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as of the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date of such tower assets disposal in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. Upon completion of the disposal of tower assets by the Company to the Tower Company, the Company and Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). On February 1, 2018, the Company and Tower Company entered into a supplemental agreement on the basis of the original Lease Agreement mainly to adjust the relevant pricing arrangement of tower products under the Lease Agreement and such adjustment shall be effective from January 1, 2018.

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our mobile business and our results of operations, please see “Item 3. Key Information – D. Risk Factors - Risk Relating to Our Business – Our operations and further development of our mobile business is dependent on the Tower Company”. We have leveraged the rich towers resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, remedy the weakness of having relatively less base stations at 800 MHz bandwidth and improve our network competitive strength; in the long term, we would benefit from the operations of the Tower Company in the following aspects: (i) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the cooperation made possible by the Tower Company; and (ii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

Disposal of E-store and Establishment of Tianyi Capital

On September 25, 2017, the Company entered into a disposal agreement with Besttone Holding Co., Ltd., or Besttone Holding, a subsidiary of China Telecom Group, pursuant to which the Company agreed to sell to Besttone Holding the 100% equity interest in E-store for an initial consideration of RMB249 million, which was concluded based on the valuation of the equity interest in E-store as of March 31, 2017. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on the change in the book value of the net assets of E-store during the period from March 31, 2017 to the completion date of the disposal. The control of the equity interest in E-store was transferred to Besttone Holding on October 31, 2017. The final consideration was arrived at RMB251 million, among which the initial consideration amounting to RMB249 million was received by us on November 16, 2017.

On November 30, 2017, we set up a wholly-owned subsidiary, Tianyi Capital, which engages in capital investment activities and provision of consulting services. The registered capital of Tianyi Capital is RMB5,000 million.

Our Acquisition from China Telecom Group of the Satellite Communications Business

On December 15, 2017, we and China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecom Group, entered into an acquisition agreement, pursuant to which we agreed to purchase from China Telecom Satellite Communication Co., Ltd. the satellite communications business for a consideration of RMB70 million. We expect to settle the consideration in full in the second quarter of 2018.

Our Acquisition from China Telecom Group of Zhonghe Hengtai

On December 20, 2017, we, through E-surfing Pay Co., Ltd., entered into an acquisition agreement with Shaanxi Comservice, which is ultimately controlled by China Telecom Group, to acquire 100% of equity interest in Zhonghe Hengtai, from Shaanxi Comservice for a consideration of RMB17 million. Zhonghe Hengtai primarily engages in insurance agency business in the PRC. The consideration had been settled in full by March 23, 2018.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 23, 2018:

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
Tianyi Capital Holding Co., Ltd.
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

In 2017, we established a branch at Xiongan New Area in Hebei Province. This branch is dedicated to operating telecommunications businesses in Xiongan New Area to promote the construction of telecommunications infrastructure and development of key services in this area.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033 and our telephone number is (+86-10) 5850-1800. Our website address is www.chinatelecom-h.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 13th floor, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B.	Business Overview

We are an integrated information service provider in the PRC with full-service capabilities. Following our acquisition of the CDMA Business in 2008, we began to offer a comprehensive range of telecommunications services, including Internet services, information and application services, voice services, telecommunications network resource services and lease of network equipment and other related services. See “—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008” under this Item.

Since 2005, we have started to implement our business strategy of transformation from a traditional basic telecommunications service provider to a leading integrated intelligent information services operator. Specifically, we have enhanced our efforts in developing our non-voice services, such as Internet services, and information and application services, in achieving optimization of business structure and enhanced competitive strength. We aim to provide differentiated and innovative services to create value for customers by leveraging on our integrated resources.

In January 2009, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 3G business nationwide based on CDMA2000 technology. We have been authorized by China Telecom Group to operate CDMA2000 3G mobile business in the PRC. We launched our CDMA2000 3G mobile services in March 2009.

In December 2013 and February 2015, the MIIT issued to China Telecom Group, our controlling shareholder, a license to operate 4G business nationwide based on TD-LTE technology and LTE FDD technology, respectively. We have been authorized by China Telecom Group to operate 4G mobile business in the PRC.

Our Operation Strategy

In 2017, we advanced our transformation and upgrades strategy. We grasped and embraced the new development trend of intelligent era, with network intelligentization, service ecologicalization and operation intellectualization as the direction of our transformation and upgrades, and strived to be a leading integrated intelligent information services operator.

•	Network intelligentization is the foundation of our transformation and upgrades. Being guided by CTNet2025 Network Structure White Paper, we promoted our network reconstitution, introduced technologies such as SDN and NFV and sped up upgrades of network and equipment, endeavoring to build a new style network featuring neatness, efficient centralization, swiftness and openness. We also accelerated the enhancement of our basic network capabilities and firmly promoted the evolution of network intelligentization.

•	Service ecologicalization is the core of our transformation and upgrades. We proactively established our five business ecosphere, namely Intelligent Connection, Smart Family, New ICT Applications, IoT and Internet Finance. We continuously strengthened our competitive edges while also expanded open cooperation to proactively build the co-sharing, co-innovation and co-prosperity “Ecosystem-Tetris”. Through strategic cooperation, open platform and complementation of capabilities, partners along the value chain could work together to form an ecosystem with diversity, complementarity, flexibility, convergence and innovation so as to satisfy customers’ demand and create new value.

•	Operation intellectualization is the key to our transformation and upgrades. Driven by Big Data as a force, we endeavored to build market and frontline-driven operational systems to enhance operational management efficiency. In 2017, we initially established the enterprise-level Big Data platform characterized with “centralization, openness and cloudification”, accomplished the core data convergence of network, platform and operation, and launched several Big Data applications.

In 2017, we also accelerated the formation of operation systems and organization mechanisms in alignment with our transformation and upgrades. We continued to stimulate our corporate vitality through various initiatives such as the “sub-division of performance evaluation units”.

In 2017, we focused on developing our 4G business through rapidly growing our 4G customers base and increasing the Internet data traffic of our 4G customers by diversifying and optimizing our packages and promotion of data traffic products such as the “large data traffic package”. We continued to expand our optic fiber broadband services to promote intelligent upgrade in broadband. We reinforced our efforts in developing and promoting information and application services to attract more customers. We accelerated the transformation of marketing channels, promoted the synergy among different channels and improved marketing capabilities and efficiency. With “multi-mode” handsets became the international standard in 2017 and its continuous popularization, the sales channels of our terminals and services were further expanded. We focused on improving service quality to enhance customer experience through various measures such as the commitment of “installation within one day, repairs within one day, compensation in the event of delay” for broadband service.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2015	2016	2017
Mobile subscribers (in millions)	197.9	215.0	250.0
of which: 4G users (in millions)	58.5	121.9	182.0
Mobile voice usage (in billion minutes)	667.5	720.6	769.2
Handset data traffic (in kTB)	554.7	1,277.0	3,597.0
4G users DOU (in megabyte)	751	1,029	2,012
Wireline broadband subscribers (in millions)	113.1	123.1	133.5
of which: Fiber-to-the-Home (FTTH) subscribers (in millions)	71.0	106.0	126.2
Access lines in service (in millions)	134.3	126.9	121.8
Wireline local voice usage (in billion pulses)	110.9	93.4	75.1
e-Surfing HD subscribers (in millions)	40.4	61.3	85.8
BestPay average monthly active users (in millions)	3.5	16.2	33.0
Internet of Things connected devices (in millions)	1.0	14.2	44.3

Our Products and Services

Internet Services

Our Internet services consist of wireline Internet access services, including dial-up and broadband services, and mobile Internet access services. Internet services have become increasingly important in our revenue structure. We offer Internet services through integrated and customizable service plans along with other services, which create the synergy that mutually benefits our Internet, mobile and other services.

In 2017, we focused on promotion of Hundred-Mbps broadband products with trial runs of Gbps products and continued to accelerate the optic fiber upgrade of our network and to increase the broadband connection speed. We launched Gbps broadband products in more than 150 key cities in China and primarily achieved full coverage of our optic fiber network all over China. In 2017, by utilizing our competitive wireline broadband access capacity, we continued to promote Smart Family ecosystem and develop and incorporate new applications and services in order to build customer loyalty and increase the overall value of our services. In addition, we set up an “intraday” standard for our installation and repair services to further improve customer satisfaction. The number of our wireline broadband subscribers reached 133.5 million as of December 31, 2017, up by 8.5% from 123.1 million as of December 31, 2016. The net increase of our wireline broadband subscribers in 2017 recorded a five year high. Among these subscribers, Fiber-to-the-Home subscribers, or FTTH subscribers, reached 126.2 million, accounting for approximately 94.5% of the total wireline broadband subscribers as of December 31, 2017, representing an increase of 19.0% over the number of FTTH subscribers as of December 31, 2016.

Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network by focusing on developing our 4G services. In 2017, we established superior full coverage 4G network characterized with high- and low-frequency collaboration. We built approximately 280,000 new 4G base stations, reaching a total of approximately 1.2 million 4G base stations as of December 31, 2017, and deployed 4G+ (LTE-A) in all cities. Our offering of 4G services through integrated and customizable service plans along with other services, sales of approximately 130 million of “6-mode” handsets in China and innovative promotion initiatives such as “red packet” cashback to “BestPay” users promoted the rapid growth of our 4G services customer base in 2017. In addition, we diversified our products, optimized our 4G packages, and promoted the data traffic products including “large data traffic package” and “targeted function package” to increase the Internet data traffic of our customers. As of December 31, 2017, the number of our 4G users reached 182.0 million, up by 49.4% from 121.9 million as of December 31, 2016 and accounting for 72.8% of our mobile subscribers. In 2017, our total handset Internet data traffic reached 3,597.0 kTB, representing a significant increase of 181.7% over 2016, of which the aggregate 4G handset Internet data traffic increased nearly 3.3 times, and the monthly average mobile data traffic per 4G user reached 2,012 MB, representing an increase of 95.5% over 2016 and significantly contributing to the volume and revenue of our data services.

Information and Application Services

Our information and application services include several core applications namely Internet protocol TV (e-surfing HD), or IPTV (e-surfing HD), family cloud, intelligent WiFi networking, e-surfing gateway, smart speaker and video call as well as Internet data center, or IDC, services, cloud hosting services and content delivery networks, or CDN, services which are based on wireline Internet related services. In addition, we have SMS, multimedia messaging services, or MMS and email services, content based services and applications, such as content services relating to video and music, and industry-specific applications for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital, Global Eye, which is a video surveillance solution based on IP technology, and integrated e-Surfing radio-frequency identification, or RFID services, which are based on wireline voice related services.

We strengthened our research and development capability in relation to the emerging businesses with demonstrable results. In developing Smart Family products, we leveraged our resources advantage to implement centralized and efficient operations on a full-scale to form and operate the Smart Family alliance, and developed four core applications, namely e-Surfing HD, intelligent WiFi networking, family cloud and video call, achieving stable expansion in the subscriber base. By the end of 2017, the number of e-surfing HD subscribers reached approximately 85.8 million, representing a net increase of 24.4 million over last year. With respect to the development of internet finance, we promoted certain new services including consumer finance installments and “red packet” cashback to “BestPay” users. The number of average monthly active users of “BestPay” reached 33.0 million in 2017, representing an increase of 103.6% over last year. Approximately 15% of our new subscribers in 2017 are “BestPay” users. With respect to the development of Internet of Things (“IoT”), leveraging on our first-mover advantages on NarrowBand-IoT (“NB-IoT”) network and the inherent advantage in the coverage reach of 800MHz frequency, we have established a NB-IoT network with broad coverage and high quality nationwide and commenced commercial launch in 31 provinces in 2017. We continued to upgrade our IoT open platform. We were the first to publish the NB-IoT module white paper and promoted the rapid development of the upstream of the industrial chain through various measures such as module subsidy and project traction. We have developed 34 models of NB-IoT communication modules of 30 brands with mass production capacity. We proactively expanded into vertical fields such as Smart City, White Goods, Internet of Livestock, and took the lead to launch smart applications and products with industry-leading partners to establish new benchmark of new generation IoT. With respect to the development of cloud services, we improved the infrastructure deployment of cloud and IDC as well as launching “e-Surfing cloud 3.0” products.

We experienced rapid growth in our IDC services in 2017. Revenue from IDC service was RMB19,103 million, representing an increase of 19.9% over last year, while revenue from cloud service was RMB2,410 million, representing an increase of 61.5% over last year. Revenue from Big Data services was RMB769 million, representing an increase of 87.6% over last year. We published the “Internet+” Action White Paper and prominently enhanced the scale and quality of big orders. IDC serves as important network foundation to cloud and Big Data services. We have leveraged on the advantage of convergence of cloud and network and optimized our cloud and IDC resource layout by constructing the “2+31+X” framework in China. In 2017, based on a new generation of IoT with nationwide coverage as foundation, we successfully constructed Connectivity Management Platform and enriched terminals products, endeavoring to expand connection scale.

Voice Services

Our voice services include mobile voice services and wireline voice services.

Prior to September 1, 2017, our mobile voice services included local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. We ceased to charge mobile voice services subscribers domestic long distance and roaming fees on and from September 1, 2017. In 2017, we further developed our 4G services through increased marketing efforts in open channel sales of “6-mode” handsets.

Amid the intense market competition in 2017, the number of subscribers of our mobile services grew by 16.3% from 215.0 million as of December 31, 2016 to 250.0 million as of December 31, 2017. The mobile voice usage increased to 769.2 billion minutes in 2017 from 720.6 billion minutes in 2016.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total number of wireline telephone subscribers decreased to 121.8 million as of December 31, 2017 from 126.9 million as of December 31, 2016. The total wireline local voice usage decreased by approximately 19.6% from 93.4 billion pulses in 2016 to 75.1 billion pulses in 2017.

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

In 2017, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop shop, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting and technical support and services by contacting any of our designated account managers.

Other Services

Our other services primarily include sales and repairs and maintenance of equipment as well as the resale of mobile services.

Our Customers and Brand Management

In 2017, we continued to promote our full-service brand names under the brand “China Telecom”, and further enhanced “China Telecom” as our leading brand name through, among others, promoting our “e-Surfing 4G+”, “multi-mode” handsets, telecommunication optic fiber broadband as well as Smart Family businesses. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “China Telecom”.

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

Mobile Voice Services

Generally we charge subscribers of our mobile voice services the following categories of tariffs: local usage charges, long-distance call charges and roaming charges. However, in 2016, we waived domestic long distance call charges and roaming charges for voice services in our new 4G subscription plans. By the end of 2016, we stopped offering subscription plans with separate billing for long distance call charges and roaming charges, and all new plans had nationally uniform prices for voice services domestically. In addition, we ceased to charge handset subscribers domestic long distance and roaming fees on and from September 1, 2017.

With respect to international, Hong Kong, Macau and Taiwan roaming of our mobile voice services, we provide roaming services to our customers and determine the roaming charges in accordance with roaming agreements between China Telecom Group and the international, Hong Kong, Macau and Taiwan operators.

Internet Services and Information and Application Services

We determine tariffs for these services according to market conditions. In addition, pursuant to the policy requirements of the PRC government regarding network speed upgrade and tariff reduction, we have reduced the tariff of Internet dedicated line access for small and medium enterprises in 2017.

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

As of December 31, 2017, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local CDMA operators or GSM/WCDMA/LTE roaming providers. A mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues and expenses with international operators in accordance with roaming agreements between China Telecom Group and the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

In order to achieve the scale development of our business, we tailored products and marketing strategies to target different customer groups. For the government and enterprise market, we fully leveraged the integrated edges of networks, cloud computing and security capability, vigorously developed new types of information and communication technology, or ICT, and industrial Internet services, cloud and Big Data business, provided differentiated and innovative services for healthcare, education, government, industrial Internet and other key industries to expand the user base. For the family market, we focused on development of optic fiber broadband, increased the end-to-end speed and enriched the contents for e-Surfing HD and Smart Family applications to provide overall information technology solutions. For the individual market, we focused on differentiated applications, attracting new customers through “4G + Application” to accelerate the acquisition of 4G users. In addition, we seek to further expand our business in the rural areas through establishing distribution channels and setting up all-network stores in towns to achieve “one town, one store” coverage. For the overseas market, we accelerated our resources layout in the key countries and areas involved in the “One Belt One Road” initiative rolled out by the PRC government, in order to provide integrated solutions for overseas carriers, overseas Chinese companies and multinational corporations.

We implement our marketing strategy through an integrated sales and distribution channel network, which covers: (i) dedicated service channel comprising customer managers specifically assigned to market our services to industrial clients, commercial clients and campus clients; (ii) electronic-based service channel such as customer service hotlines, online service centers, mobile applications and third-party e-commerce platforms; (iii) business outlets channel, including self-owned and third-party business outlets (including mobile handset chain stores, electronics chain stores, supermarkets and large-scale telecommunications equipment distribution stores). As part of our strategy to provide integrated services, we continue to enhance resources sharing with respect to information relating to sales and distribution across our sales and distribution networks. In 2017, we deepened the promotion of professional operation of channels, effectively expanded the channel scale, enhanced synergy among channels, and remarkably improved sales and service capabilities of the channels. Regarding physical stores, we expanded the coverage in key areas and strategically focused on business districts, communities and rural areas. At the same time, we managed to improve the overall operation effectiveness of self-owned business outlets. In electronic channels, we enhanced our sales capabilities through integrated online and offline operations and innovative sales initiatives such as precision marketing and promotion of targeted function packages. In direct sales channels, we improved government and enterprise clients’ customer satisfaction through an integrated sales, support and service team.

Since 2015, we have provided channel sales incentives to the terminal industry to encourage handset manufacturers to produce popular 4G handsets that are compatible with our network, which in turn enriched our 4G handset portfolio. In addition, we and China Unicom jointly published the “White Paper of “6-mode Multi-mode” Handsets” in July 2016 to promote “6-mode” handsets and provide more convenience to customers. “multi-mode” handsets became the national standard in 2016 and the international standard in 2017. The continuous popularization of the “multi-mode” terminals expanded the sales channels of our terminals and services. The portfolio of handsets offered was further enlarged and the cost performance was further enhanced. By the end of 2017, we offered approximately 790 4G terminal devices models, including approximately 491 “multi-mode” 4G terminal models and 324 4G+ terminal models to our customers. The sales of “multi-mode” 4G terminal models accounted for approximately 80% of the total 4G terminal models sold to our customers in 2017.

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

In 2017, we made the following enhancements to our customer service:

•	We promoted the dynamic optimization of 4G network and provided customers with services such as ‘web history tracking inquiry’ and ‘access to global roaming service with one click’.

•	For the broadband services, we made a commitment of “installation within one day, repairs within one day, compensation in the event of delay”, and organized a professional engineering team to provide intelligent Wifi networking service to facilitate customer self-service.

•	The platform processing capability of BestPay was enhanced while the interface process of customer service was optimized, increasing the efficiency of business operation.

•	e-Surfing HD service provided mobile self-troubleshooting service.

•	A service system for IoT was built, in which self-service function was provided to customers through WeChat public account and self-service portal systems.

•	The Cloud Computing and Big Data services improved the customer service system, and the self-service capability at the customer end was improved.

In 2017, we continued to maintain leading position in the industry in terms of customer satisfaction in both wireline and mobile Internet access services by the MIIT.

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

Low frequency refarming

We obtained permits from MIIT to refarm the 800MHz frequency resources and make use of the unoccupied frequency resources for 4G network construction. We have utilized the advantage in the coverage reach of the low frequency of 800MHz by rapidly finishing the construction of 4G network in rural areas at a low cost, achieving nationwide full coverage of 4G, as well as deepening the coverage and supplementing the volume of 4G data in urban areas.

With the support of our nationwide 4G network, we have established a NB-IoT network with broad coverage and high quality nationwide to support development of the ecosystems around our business and our Voice over LTE (“VoLTE”) network was ready for commercialization.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 23.8% of our total amount of annual purchases in 2017. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 10.3% of our total amount of annual purchases in 2017.

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

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging private capital to enter the industry, in addition to a series of guidance to such effect. Specifically, in May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators.

In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informatization Development Plan on September 29, 2013, the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014 and three more Notices on Further Broadening the Scope of Trial Opening of the Broadband Access Business on September 23, 2015, October 13, 2016 and September 27, 2017, respectively, opening up the broadband access market to private capital in all the cities in Liaoning, Fujian, Henan, Hubei, Guangdong, Shaanxi, Jilin and Guizhou provinces and Ningxia autonomous region on a province-wide basis and over 50 cities in other provinces. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. As of December 31, 2017, we had entered into resale contracts with 24 out of the 42 mobile virtual network operators which had been approved by the MIIT to conduct resale business on a pilot basis.

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

On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, Ministry of Public Security, the MIIT, the People’s Bank of China and China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds. The Announcement requires telecom operators to strictly implement the real-name registration system of telephone subscribers. Services to those entities or individuals who have not registered in real names and could not complete the true identity information registration within the stipulated time will be terminated. It also requires telecommunications operators to immediately carry out measures to clean up user accounts that have registered multiple phone cards, and to block Internet publication, search, dissemination and sales channels of software that changes the number displayed by caller IDs. It also strictly prohibits the operation and any business that provides illegal services of changing phone numbers via Internet; strictly regulates the transmission of caller IDs of the Administration of International Communication Accesses; fully implements the regulation and cleaning up of private voice lines and caller authentication; strengthens the detection and interception of fake caller IDs within and between networks; and immediately bans and regulates telephone services such as “one-number service”, through which the user can combine his/her various communication numbers into one new phone number, business switchboard and 400 telephone switchboard. Furthermore, on November 7, 2016, the MIIT issued the Implementation Opinions on the Work of Further Prevention and Crack Down on Communication Information Fraud, which requires telecommunications operators to fully implement the real-name registration for telephone subscribers, rectify and standardize the key telecommunications services, rectify the issue of “changing number via internet” services and strengthen the protection of telephone subscribers’ personal data.

On June 1, 2017, the Cybersecurity Law of the People’s Republic of China came into force. It stipulates relevant rules for personal data security protection, new types of cybercrime and network real name system; it specifies the principle of cyberspace sovereignty, the security obligations of network products and services providers as well as the security obligations of network operators; and it further enhances the protection of personal data, establishes the framework for the protection of critical information infrastructure facilities, and establishes rules regulating cross-border transmission of key data via critical information infrastructure facilities. In addition, it provides for the punishment for foreign organizations and individuals that attack and destroy China’s critical information infrastructure facilities and establishes a system for monitoring, early warning and emergency response. Telecom operators shall comply with the requirements under the Cybersecurity Law of the People’s Republic of China in respect of network operating security and network information security. In addition, the Measures for the Security Review of Network Products and Services (Provisional) became effective on June 1, 2017. The Cybersecurity Law of the People’s Republic of China and the Measures for the Security Review of Network Products and Services (Provisional) require procurement of network products and services by operators in key industries or of critical information infrastructure facilities that may have national security concerns to go through a cybersecurity review. Relevant government authorities responsible for the protection of critical information infrastructure facilities will decide on whether such procurement would threat national security pursuant to the review. The security review of telecommunications industry would be organized and conducted by the MIIT. The security review may be initiated by the enterprises or by the relevant government authorities. The security review would focus on the security and controllability of network products and services. Operators of critical information infrastructure facilities use network products or services that have not conducted the security review or have not passed the security review, would face a fine of no less than one but no more than ten times of the amount of purchase. On January 1, 2018, the Measures for Monitoring and Management of Public Internet Cybersecurity Threat issued by the MIIT came into force. It provided for the definition of public internet cybersecurity threats, the relevant governing authorities, working principles and remedial measures in connection with the monitoring and management of public internet cybersecurity threats. Telecom operators are required to strengthen the monitoring and management of public internet cybersecurity threats, notify the governing authorities in a timely manner after discovery of cybersecurity threats, and provide technical assistance to governing authorities in relation to inquiries into IP address attribution and domain name registration.

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

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in the PRC must apply for licenses from the MIIT. In accordance with the approval of the MIIT, we derive our exclusive rights to operate basic telecommunications business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating our telecommunications business. In January 2009, China Telecom Group received a license from the MIIT to operate 3G services nationwide, which permits China Telecom Group to provide 3G services based on CDMA2000 technology. We have been authorized by China Telecom Group to operate 3G services nationwide based on CDMA2000 technology. In December 2013, China Telecom Group, Unicom Group and China Mobile Group received licenses from the MIIT to operate 4G services nationwide based on TD-LTE technology. We have been authorized by China Telecom Group to operate 4G services nationwide based on TD-LTE technology. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide.

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

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunications Business, which aims to strengthen the administration of licensing of telecommunications operations permits and became effective on September 1, 2017. It provides for the establishment of an integrated management platform for telecommunications business, the promotion of online application, approval and management of business license as well as publication, queries and co-sharing of related information, and enhancement of credit management by including satisfactory credit conditions as a precondition to being granted a business license. The annual business license inspection system would be adjusted to a system of publication of annual reports and announcements. An illegal operations and dishonesty list for telecommunication operators would be established and maintained and the operators on such list would be subject to enhanced supervision from relevant telecommunications regulatory bodies. If a telecommunications business operator is requested by relevant telecommunications regulatory body to suspend operations, its business license is revoked or there are certain other circumstances as stipulated by the MIIT, such operator would be included in the dishonesty list and may not apply for telecommunications business license.

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

On December 30, 2013, the MIIT issued the Guidance Opinions on Building New National Network Interconnection Hubs, pursuant to which seven new interconnection hubs altogether have been built in Chengdu, Wuhan, Xi’an, Shenyang, Nanjing, Chongqing and Zhengzhou, in addition to the three existing interconnection hubs in Beijing, Shanghai and Guangzhou. The operations of these new interconnection hubs have significantly improved the quality and speed of interconnection between the telecommunications networks. On November 9, 2016, the MIIT approved the addition of new national Internet backbone networks direct access points in Hangzhou, Fuzhou and Gui’an of Guiyang, achieving 13 Internet backbone networks direct access points upon completion of such three new additions in June 2017.

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

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Prior to January 1, 2014, mobile operator A pays RMB0.06 per minute to mobile operator B. Starting from January 1, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B for calls originated from TD-SCDMA “157” or “188” prefix phone numbers users in local areas. Starting from January 1, 2014, mobile operator A (China Telecom or China Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile) for calls originated from a mobile user of operator A (China Telecom or China Unicom) to a mobile user of operator B (China Mobile) (not including TD-SCDMA 157 and 188 prefix numbers)

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for PSTN international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement

Domestic wireline local or mobileoperator A	Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator A collects the tariff from the subscribers (2) Operator A retains RMB0.06 per minute, and operator B gets the rest of the international long distance tariff.
	Using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator B collects the tariff from the subscribers (2) Operator B pays operator A RMB0.06 per minute

International long distance operator	Operator B through domestic long distance network of operator C and international gateway of domestic operator A	(1) Operator A pays not more than RMB0.54 per minute to operator C, operator C pays not more than RMB0.06 per minute to operator B, where operator A and operator C, or operator B and operator C can be the same operator

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Operator A pays RMB0.03 per SMS to operator B. Starting January 1, 2014, operator A pays RMB0.01 per SMS to operator B

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Mobile operator A	Mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Operator A pays RMB0.10 per MMS to operator B. Starting January 1, 2014, operator A pays RMB0.05 per MMS to operator B

The primary interconnection settlement arrangement for the Internet backbone networks in China is the interconnection settlement through the network access points, or the NAPs, which is determined by the MIIT. The MIIT announced in 2013 that it would reduce the interconnection settlement charges for the Internet backbone networks by 30% per year in the next five years starting from 2013. The interconnection settlement charges for the NAPs was further reduced by the MIIT starting from November 1, 2017, and is currently set as RMB120,000 per gigabyte per month.

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

In 2017, we paid approximately RMB141 million of usage fees for the telecommunications network numbers and approximately RMB958 million of frequency usage fees, respectively.

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

The PRC government used financial resources to compensate the expenses incurred in the “Village to Village” and the “Broadband China” projects before the implementation of universal services pilot projects in 2016. We, together with other telecommunications operators, have undertaken the “Village to Village” project since 2004. Since 2016, we have undertaken universal services pilot projects in accordance with the requirements of the Chinese government and in aggregate won the bids to undertake the construction of broadband network facilities in approximately 50,000 administrative villages in 19 provinces and autonomous regions. By the end of 2017, we had completed the construction of broadband networks in approximately 40,000 administrative villages. We have continuously promoted the construction of communication networks in rural areas and remote rural villages and strives to improve the broadband access coverage in rural areas. In addition, we have set up local service points for rural villages, actively promoted the development of e-commerce in rural areas, and strived to contribute to the informatization upgrade and revitalization of rural areas in various regions. The compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications universal services. However, we believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

State-Owned Assets Supervision

Under the PRC Company Law, PRC Enterprise State-Owned Assets Law, Interim Measures for the Supervision and Administration of State-Owned Assets of the Enterprises, and other administrative regulations, the SASAC, among others, supervises the preservation of the value of state-owned assets, guides the reform and restructuring of state-owned enterprises, and evaluates the performance of management executives of state-owned enterprises through legal procedures. Our controlling shareholder, China Telecom Group, is a state-owned enterprise owned by the SASAC and subject to the SASAC’s supervision.

As part of the PRC government’s efforts to reform state-owned enterprises and increase their competitiveness, the PRC government has selected certain enterprises of designated industries, including the telecommunications industry, as the first group of state-owned enterprises for a pilot program on state-owned enterprise mixed ownership reform. Unicom Group was selected among the operators of the telecommunications industry to join such mixed ownership reform. As publicly disclosed by China Unicom, the mixed ownership reform involves China United Network Communications Limited, or Unicom A Share Company, which is listed on the Shanghai Stock Exchange and whose business is indirectly holding the equity interest of China Unicom, as a platform for the reform. Pursuant to the reform, among other things, Unicom A Share Company issued shares to certain strategic investors, including certain large Internet companies, in 2017, or the Unicom A Share Transaction, so as to improve its corporate governance, incentive system and management efficiency, and create synergies through cooperation with strategic investors. Unicom Group remains the controlling shareholder of Unicom A Share Company after the Unicom A Share Transaction. In addition, Unicom Group and Unicom A Share Company, through an intermediary company, completed subscription of additional shares of China Unicom in 2017 mainly using proceeds of the Unicom A Share Transaction. As disclosed by China Unicom, it intends to use these proceeds to upgrade its 4G network capabilities, develop technology and launch trial programs in relation to 5G network, develop innovative businesses and repay bank loans.

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

Mobile Telecommunications Resale Business

On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company – B. Business Overview – Competition.”

VAT Reform Applicable to the Telecommunications Industry

On November 16, 2011, the Ministry of Finance, or the MOF, and the SAT, introduced a pilot tax program under which the PRC business tax would be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the MOF and the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules. On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates pursuant to which the 11% VAT rate applicable to basic telecommunications services would be reduced to 10% and the 17% VAT rate applicable to sales of goods would be reduced to 16%, with effect from May 1, 2018.

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

Sharing of Telecommunications Infrastructure

In May 2017, the MIIT and the SASAC jointly issued the 2017 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions require that the supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be planned, constructed and delivered by the Tower Company, except that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of FTTH infrastructure. In newly-built residential areas, commercial areas and campus, FTTH construction must strictly observe the applicable national and local standards. Telecommunication operators are prohibited from entering into any exclusivity arrangement with real estate developers or property management companies. In the upgrading of FTTH for existing residential areas, commercial areas and campus, telecommunication operators and relevant stakeholders must cooperate with each other to comply with the joint construction and sharing requirements. Moreover, with respect to transmission facilities, sharing and joint construction of transmission poles and pipeline is mandatory whenever conditions so allow.

Anti-Unfair Competition Law

On January 1, 2018, the amended Anti-Unfair Competition Law of the People’s Republic of China came into effect. It revised and expanded the scope of unfair competitive acts which include, among others, a network operator’s interference with and destruction of products or services provided by other operators. It also strengthened the protection of trade secrets and enhanced supervision over and penalties on unfair competitive acts.

Mobile Number Portability Trial

In May 2014, the MIIT promulgated the Administration Measures on Mobile Number Portability Trial, effective as of May 17, 2014, which regulated the implementation measures for mobile number portability trials. Pursuant to the relevant policies issued by the MIIT, currently mobile users of China Mobile, China Unicom and our Company in Hainan, Jiangxi, Hubei, Yunnan and Tianjin may migrate among the networks of the three operators without changing their mobile numbers. With the evolution of the operators’ networks into VoLTE, the MIIT and the operators will jointly study new technology solutions to mobile number portability and test possible technology solutions that may be adopted to roll out nationwide mobile number portability services.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2017 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

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

Our audited consolidated financial statements included elsewhere in this annual report reflect the tower assets disposal in 2015, the disposal of E-store, the establishment of Tianyi Capital and the acquisitions of the satellite communications business and Zhonghe Hengtai in 2017 described under “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, “—Disposal of E-store and Establishment of Tianyi Capital”, “—Our Acquisition from China Telecom Group of the Satellite Communications Business” and “—Our Acquisition from China Telecom Group of Zhonghe Hengtai.”

On October 14, 2015, the Company entered into the Transfer Agreement with the Tower Company and certain other parties thereto, pursuant to which the Company agreed to sell certain telecommunications towers and related assets in an aggregate amount of RMB30,131 million and inject cash in the amount of RMB2,966 million to the Tower Company in exchange for 33,097 million new shares, with a par value of RMB1.00 per share, issued by the Tower Company. Following the completion of such transaction, the Company holds 27.9% of the share capital of the Tower Company. The Company realized a gain (subject to deduction of relevant expenses and taxes) from such tower assets disposal, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as at the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. As a result, a gain from the tower assets disposal in the amount of RMB5,214 million was recognized in the consolidated statement of comprehensive income for the year ended December 31, 2015. Upon completion of the disposal of tower assets by the Company to the Tower Company, the Company and Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). On February 1, 2018, the Company and Tower Company entered into a supplemental agreement on the basis of the original Lease Agreement mainly to adjust the relevant pricing arrangement of tower products under the Lease Agreement and such adjustment shall be effective from January 1, 2018. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, and Note 33(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

On December 15, 2017, we and China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecom Group entered into an acquisition agreement, pursuant to which we agreed to purchase from China Telecom Satellite Communication Co., Ltd. the satellite communications business for a consideration of RMB70 million. We expect to settle the consideration in full in the second quarter of 2018. On December 20, 2017, we, through E-surfing Pay Co., Ltd., entered into an acquisition agreement with Shaanxi Comservice, which is ultimately controlled by China Telecom Group, to acquire 100% of equity interest in Zhonghe Hengtai, from Shaanxi Comservice for a consideration of RMB17 million. Zhonghe Hengtai primarily engages in insurance agency business in the PRC. The consideration had been settled in full by March 23, 2018.

Because we and the acquired satellite communications business and Zhonghe Hengtai were under the common control of China Telecom Group, our acquisitions of the satellite communications business and Zhonghe Hengtai were accounted for as a combination of entities under common control in a manner similar to a pooling-of interests. Accordingly, the assets and liabilities of the acquired satellite communications business and Zhonghe Hengtai have been accounted for at historical amounts and our consolidated financial statements for periods prior to the respective acquisitions have been restated to include the financial position and results of operations of the acquired satellite communications business and Zhonghe Hengtai on a combined basis. The considerations for the acquisition of the acquired satellite communications business and Zhonghe Hengtai were accounted for as an equity transaction in the consolidated statement of changes in equity. Unless otherwise indicated in this section, our financial data for periods prior to the acquisition are presented based on those restated amounts. See Note 1 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Overview

We are an integrated information service provider in the PRC. We offer a comprehensive range of telecommunications services, including Internet services, information and application services, voice services, telecommunications network resource services and lease of network equipment and other related services. We will continue to leverage our full-service capabilities to further enhance our integrated and differentiated development of operation of wireline, mobile and Internet services to achieve steady growth of our business.

Financial Overview

Our operating revenues increased by 3.9%, from RMB352,534 million in 2016 to RMB366,229 million in 2017. The increase was mainly attributable to revenues growth from Internet services, information and application services and telecommunications network resource services and lease of network equipment. Our total operating expenses increased by 4.2%, from RMB325,314 million in 2016 to RMB339,009 million in 2017. The increase in operating expenses was primarily due to increases in network operations and support expenses, depreciation and amortization, selling, general and administrative expenses and personnel expenses. Our operating income in 2016 and 2017 was RMB27,220 million and RMB27,220 million, respectively. The profit attributable to equity holders of the Company increased by 3.3%, from RMB18,018 million in 2016 to RMB18,617 million in 2017.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(RMB in millions, except percentage data)
Operating Revenues:
Voice services(2)	78,661	23.8%	70,185	19.9%	61,678	16.8%
Internet services(3)	126,665	38.2%	150,449	42.7%	172,554	47.1%
Information and application services(4)	66,377	20.0%	66,881	19.0%	73,044	20.0%
Telecommunications network resource services and lease of network equipment(5)	17,635	5.3%	17,781	5.0%	19,125	5.2%
Other services(6)	42,179	12.7%	47,238	13.4%	39,828	10.9%

Total operating revenues	331,517	100.0%	352,534	100.0%	366,229	100.0%

(1)	Certain comparative financial data prior to January 1, 2017 presented herein have been restated as a result of the acquisitions of the satellite communications business and Zhonghe Hengtai from China Telecom Group. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report for further details.
(2)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(3)	Represent amounts charged to customers for the provision of Internet access services.
(4)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.
(5)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(6)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(restated)	(restated)	(restated)	(restated)
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	67,666	20.4%	67,942	19.3%	74,951	20.5%
Network operations and support expenses	81,433	24.6%	94,156	26.7%	103,969	28.4%
Selling, general and administrative expenses	54,480	16.4%	56,426	16.0%	58,434	16.0%
Personnel expenses	52,586	15.9%	54,504	15.5%	56,043	15.3%
Other operating expenses	48,905	14.7%	52,286	14.8%	45,612	12.4%

Total operating expenses	305,070	92.0%	325,314	92.3%	339,009	92.6%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(restated)	(restated)	(restated)	(restated)
	(RMB in millions, except percentage data)
Operating revenues	331,517	100.0%	352,534	100.0%	366,229	100.0%
Operating expenses	305,070	92.0%	325,314	92.3%	339,009	92.6%
Operating income	26,447	8.0%	27,220	7.7%	27,220	7.4%
Profit attributable to equity holders of the Company	20,058	6.1%	18,018	5.1%	18,617	5.1%
Net cash flow from operating activities	108,755	—	101,135	—	96,502	—

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

We offer promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which are the sales of terminal equipment. We recognize revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2017, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote our core business of the provision of telecommunications services, and the fair value of the telecommunications services approximates the total contract consideration.

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

Depreciable lives primarily range from

Buildings and improvements	8 - 30 years
Telecommunications network plant and equipment	5 - 10 years
Furniture, fixture, motor vehicles and other equipment	5 - 10 years

We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

In order to expedite the construction of the new generation network and create state-of-the-art network experience, we resolved to accelerate the upgrade and replacement of corporate information system equipment, IPTV equipment and CDN equipment in order to promote our long-term sustainable development.

During the year, after reviewing the current condition of existing network equipment and assessing the impact of the evolution in telecommunications technologies and the business development needs, we considered the estimated useful lives of corporate information system equipment, IPTV equipment and CDN equipment would change from previously anticipated. As a result, we changed the estimated depreciable lives of such equipment from 10 years to 5 years, which could more accurately and appropriately reflect the changes in our expected consumption pattern of economic benefits embodied in these assets.

The changes in accounting estimates have been implemented with effect from October 1, 2017. Effect of changes in depreciable lives is estimated to increase depreciation expense by approximately RMB4,045 million for the year ended December 31, 2017. The effect of such changes in depreciable lives represents a temporary difference and therefore does not have any effect on the total depreciation expenses of those assets during the assets’ lives.

Impairment . The carrying amounts of long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically in order to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

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

For the year ended December 31, 2017, provision for impairment losses of RMB10 million was made against the carrying value of long-lived assets. For the year ended December 31, 2016, provision for impairment losses of RMB62 million was made against the carrying value of long-lived assets. For the year ended December 31, 2015, provision for impairment losses of RMB51 million was made against the carrying value of long-lived assets.

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

The following table summarizes the changes in the provision for impairment losses for bad and doubtful debts for each of the years in the three-year period ended December 31, 2017:

	Year Ended December 31,
	2015	2016	2017
		(restated)
	(RMB in millions)

At beginning of year	2,478	2,935	3,402
Impairment losses for doubtful debts	2,172	2,203	1,962
Accounts receivable written off	(1,715)	(1,736)	(1,522)

At end of year	2,935	3,402	3,842

Classification of lease arrangement with Tower Company

We entered into a lease arrangement with Tower Company regarding the lease of telecommunications towers and related assets, or Tower Assets on July 8, 2016, as further supplemented on February 1, 2018. We evaluated the detailed clauses of the lease agreements and determined such lease arrangements as operating leases according to the accounting policies on lease arrangements and based on the following judgments: (i) we do not expect any transfer of ownership of Tower Assets from Tower Company by the end of the lease term; (ii) we consider the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only we can use without major modifications.

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2017 financial statements, the International Accounting Standards Board has issued the following amendments to standards, new standards and interpretations which are not yet effective and not early adopted for the annual accounting period ended December 31, 2017:

Effective for accounting period beginning on or after
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers” and the related Amendments	January 1, 2018
IFRIC 22, “Foreign Currency Transactions and Advance Consideration”	January 1, 2018
Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	January 1, 2018
Amendments to IAS 40, “Transfers of Investment Property”	January 1, 2018
Amendments to IAS 28 as part of “Annual Improvements to IFRS Standards 2014-2016 Cycle”	January 1, 2018
IFRS 16, “Leases”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
Amendments to IFRSs “Annual Improvements to IFRS Standards 2015-2017 Cycle”	January 1, 2019
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”	January 1, 2019
IFRS 17 “Insurance Contracts”	January 1, 2021
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

We are in the process of making an assessment of the impact that will result from adopting the amendments to standards, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2017. Except for IFRS 9 “Financial Instruments”, IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far we believe that the adoption of these amendments to standards, new standards and interpretations is unlikely to have a significant impact on our financial position and the results of operations.

IFRS 9 “Financial Instruments”

IFRS 9 introduces new requirements for the classification and measurement of financial assets, financial liabilities, general hedge accounting and impairment requirements for financial assets.

Key requirements of IFRS 9 which are relevant to us are:

•	IFRS 9 contains three classification categories for financial assets: measured at (1) amortized cost, (2) fair value through profit or loss (“FVTPL”), and (3) fair value through other comprehensive income (“FVTOCI”). Specifically:

•	Debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt investments that are held within a business model whose objective is achieved both collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. Other debt investments are measured at FVTPL.

•	For equity securities, the classification is FVTPL regardless of the entity’s business model. However, entities may make an irrecoverable election to present subsequent changes in the fair value of an equity investments (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39, “Financial Instruments: Recognition and Measurement”. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Based on our financial instruments and risk management policies as of December 31, 2017, our directors anticipate the following potential impact on initial application of IFRS 9:

Classification and measurement:

Listed equity securities classified as available-for-sale investments carried at fair value as disclosed in Note 13 to the consolidated financial statements included elsewhere in this annual report: these securities qualified for designation as measured at FVTOCI under IFRS 9, however, the fair value gains accumulated in other reserves amounting to RMB674 million as at January 1, 2018 will no longer be subsequently reclassified to profit or loss under IFRS 9, which is different from the current treatment. This will affect the amounts recognized in our profit or loss and other comprehensive income in the future, but will not affect total comprehensive income;

Equity securities classified as available-for-sale investments carried at cost less impairment as disclosed in Note 13 to the consolidated financial statements included elsewhere in this annual report: these securities qualified for designation as measured at FVTOCI under IFRS 9 and we will measure these securities at fair value at the end of subsequent reporting periods with fair value gains or losses to be recognized as other comprehensive income and accumulated in other reserves. Our directors anticipate that the remeasurement of these securities will not have significant impact on our consolidated financial statements; and

Other financial assets and financial liabilities will continue to be measured on the same bases as are currently measured under IAS 39.

Impairment

In general, our directors anticipate that the application of the expected credit loss model of IFRS 9 will result in earlier recognition of credit losses which are not yet incurred in relation to our financial assets measured at amortized costs and other items that subject to the impairment provisions upon application of IFRS 9 by us.

Based on the assessment by our directors, if the expected credit loss model were to be applied by us, the accumulated amount of impairment loss to be recognized by us as at January 1, 2018 would be slightly increased as compared to the accumulated amount recognized under IAS 39 mainly attributable to expected credit losses provision on accounts receivable. Such further impairment recognized under expected credit loss model would reduce the opening retained earnings and increase the deferred tax assets as at January 1, 2018.

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

Our directors have assessed the impact on application of IFRS 15 to our consolidated financial statements as follows:

•	Consideration payable to a customer will be accounted for as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity and the fair value of the good or service received from the customer can be reasonably estimated. Our directors have assessed that certain subsidies payable to third party agent incurred in respect of customer contracts, which will be ultimately enjoyed by end customers, may be qualified as consideration payable to customers under IFRS 15 and accounted for as a reduction of operating revenues. Such costs are generally expensed as incurred before the application of IFRS 15.

•	The sales of terminal equipment and the provision of telecommunications services represent two separate performance obligations from the Company’s sales of the promotional packages. Before the application of IFRS 15, the total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method as illustrated in Note 2(o) to the consolidated financial statements included elsewhere in this annual report, which is no longer applicable under IFRS 15. IFRS 15 requires entities to allocate the transaction price to each performance obligation in the contract on a relative stand-alone selling price basis. The primary impact on revenue recognition will be that when we sell promotional packages, which involve the bundled sales of terminal equipment, to customers, revenue allocated to terminal equipment and recognized at contract inception, when control of the terminal equipment typically passes from the Company to the customer, will increase and revenue subsequently recognized as telecommunications services are delivered during the contract period will reduce.

•	Certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortized as revenue is recognized under the related contract. Our directors have preliminarily assessed that certain commissions incurred in obtaining customer contracts that payable to third party agents may be qualified as incremental costs under IFRS 15 and will be deferred on the consolidated statement of financial position and recognized as an expense when related revenue is recognized under the contract. Such costs are generally expensed as incurred before the application of IFRS 15.

The combined impact of the changes is expected to increase the gross profit recorded at inception on many customer contracts; in such cases, this will typically reduce the gross profit reported during the remainder of the contract term; however, these timing differences will not impact the total gross profit reported for a customer contract over the contract term.

Under the limited retrospective method, we applied the requirements to the open contracts existed at January 1, 2018, resulting in an increase to the opening retained earnings for 2018 ranging from approximately RMB3,500 million to RMB4,000 million for the cumulative effect of the change.

In addition, the application of IFRS 15 in the future may result in more disclosures in the consolidated financial statements.

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

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under the IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing and operating cash flows, respectively, by us.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

Our directors are in the process of making an assessment of the impact that will result from adopting IFRS 16. A preliminary assessment indicates that we will recognize a right-of-use asset and a corresponding liability in respect of all the operating leases unless they qualify for low value or short-term leases upon the application of IFRS 16. In addition, the application of new requirements may result in changes in measurement, presentation and disclosure as indicated above. However, it is not practicable to provide a reasonable estimate of the financial effect until our directors complete a detailed review.

A.	Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Revenues

Our operating revenues increased by RMB13,695 million, or 3.9% from RMB352,534 million in 2016 to RMB366,229 million in 2017. This increase was primarily driven by the revenues growth from Internet services, information and application services and telecommunications network resource services and lease of network equipment, which was partially offset by a decrease in revenues from voice services and other services.

Voice Services. Revenues from our voice services decreased by 12.1% from RMB70,185 million in 2016 to RMB61,678 million in 2017, representing 16.8% of our operating revenues in 2017. Of this, revenues from our wireline voice services decreased by 14.3% from RMB25,988 million in 2016 to RMB22,263 million in 2017. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services, as well as the migration of some of our wireline telephone subscribers to our 3G and 4G services. Revenues from our mobile voice services decreased by 10.8% from RMB44,197 million in 2016 to RMB39,415 million in 2017. This decrease was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communication.

Internet Services. Revenues from our Internet services increased by 14.7% from RMB150,449 million in 2016 to RMB172,554 million in 2017, representing 47.1% of our operating revenues in 2016. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile handset Internet access. The revenues attributable to mobile Internet access services in 2017 was RMB92,961 million, representing an increase of 31.5% from RMB70,684 million in 2016, of which revenues attributable to mobile handset Internet access was RMB90,865 million, representing an increase of 33.1% from 2016. In addition, the number of our wireline broadband subscribers increased to 133.5 million as of December 31, 2017, representing an increase of 10.4 million, or 8.5%, from 123.1 million as of December 31, 2016. The wireline broadband revenue was RMB76,744 million in 2017, as compared to RMB76,805 million in 2016.

Information and Application Services. Revenues from our information and application services increased by 9.2% from RMB66,881 million in 2016 to RMB73,044 million in 2017, representing 20.0% of our operating revenues in 2017. This increase was primarily due to the increase in revenues from our wireline information and application services, which was partially offset by the decrease in revenues from our mobile information and application services. As a result of the rapid growth of our IDC, cloud, big data and IPTV (e-Surfing HD) services, the revenues attributable to wireline information and application services increased by 17.3% from RMB44,369 million in 2016 to RMB52,037 million in 2017. The revenues attributable to mobile information and application services decreased by 6.7% from RMB22,512 million in 2016 to RMB21,007 million in 2017 due to a decrease in revenue from traditional value-added services such as information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment increased by 7.6% from RMB17,781 million in 2016 to RMB19,125 million in 2017, representing 5.2% of our operating revenues in 2017. Revenue from wireline telecommunications network resource services and lease of network equipment was RMB18,835 million in 2017.

Other Services. Revenues from other services decreased by 15.7% from RMB47,238 million in 2016 to RMB39,828 million in 2017, representing 10.9% of our operating revenues in 2017. The decrease in revenues from other services was primarily due to the decrease in the sales of mobile terminals. The revenues from sales of mobile terminals decreased by 22.7% from RMB34,612 million in 2016 to RMB26,759 million in 2017, primarily due to the reduction in our centralized procurement and the decrease in number of terminals sold through our own channels.

Operating Expenses

Our operating expenses increased by 4.2% from RMB325,314 million in 2016 to RMB339,009 million in 2017. The increase in operating expenses was primarily due to increases in network operations and support expenses and depreciation and amortization, which was partially offset by the decrease in other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 10.3% from RMB67,942 million in 2016 to RMB74,951 million in 2017. The increase in depreciation and amortization was mainly due to the changes in estimated depreciable lives of certain fixed assets from ten years to five years with effect from October 1, 2017, which resulted in an increase of RMB4,045 million of depreciation and amortization expenses in 2017, and the increase in depreciation and amortization expense of newly invested assets resulting from our continued investment in and construction of 4G and optic fiber network in recent years.

Network Operations and Support Expenses. Our network operations and support expenses increased by 10.4% from RMB94,156 million in 2016 to RMB103,969 million in 2017, primarily due to the increase in the tower assets lease fee and the operating and maintenance expenses. Our operating and maintenance expenses increased by 14.4% from RMB48,390 million in 2016 to RMB55,360 million in 2017, primarily attributable to the increase in costs of repairs and maintenance so as to ensure that high network quality services are provided.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 3.6% from RMB56,426 million in 2016 to RMB58,434 million in 2017. In 2017, we continued to optimize our sales and marketing model to improve the effectiveness of utilization of sales and marketing expenses by increasing investment in channel costs and reducing terminal subsidies. The selling expenses were RMB50,345 million in 2017, representing an increase of 5.3% from 2016. Our commission and service expenses for third parties were RMB36,273 million in 2017, representing an increase of 17.9% from 2016, while advertising and promotional expenses were RMB14,072 million in 2017, representing a decrease of 17.6% from 2016, of which the terminal subsidies was RMB4,707 million in 2017, representing a decrease of 49.8% from 2016.

Personnel Expenses. Personnel expenses increased by 2.8% from RMB54,504 million in 2016 to RMB56,043 million in 2017. The personnel expenses as a percentage of our operating revenues decreased from 15.5% in 2016 to 15.3% in 2017.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB45,612 million in 2017, which decreased by 12.8% from RMB52,286 million in 2016. The decrease was primarily due to the decrease in the cost of mobile terminal equipment sold, which is commensurate with the decreased sales of such goods. The cost of mobile terminal equipment sold was RMB25,488 million in 2017, which decreased by 22.5% from RMB32,878 million in 2016.

Net Finance Costs

Our net finance costs increased by 1.7% from RMB3,235 million in 2016 to RMB3,291 million in 2017.

The net exchange loss was RMB134 million in 2017, compared to a net exchange gain of RMB113 million in 2016, which was primarily due to appreciation of the Renminbi exchange rate against the U.S. dollars in 2017. According to the exchange rates published by the People’s Bank of China on December 29, 2017, the exchange rate of Renminbi appreciated by 6.2% against the U.S. dollars from December 31, 2016.

Income Tax

In 2017, our income tax expense was RMB6,192 million with the effective tax rate of 24.8%. Our expected income tax expense at our statutory tax rate of 25.0% in 2017 would be RMB6,238 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective income tax rate to the statutory income tax rate.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB18,617 million in 2017, with a net margin of 5.1%, compared to a profit attributable to equity holders of the Company was RMB18,018 million in 2016 with a net margin of 5.1%.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Revenues

Our operating revenues increased by RMB21,017 million, or 6.3% from RMB331,517 million in 2015 to RMB352,534 million in 2016. This increase was primarily driven by the revenues growth from Internet services, information and application services, telecommunications network resource services and lease of network equipment and other services, which was partially offset by a decrease in revenues from voice services.

Voice Services. Revenues from our voice services decreased by 10.8% from RMB78,661 million in 2015 to RMB70,185 million in 2016, representing 19.9% of our operating revenues in 2016. Of this, revenues from our wireline voice services decreased by 12.2% from RMB29,610 million in 2015 to RMB25,988 million in 2016. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services, as well as the migration of some of our wireline telephone subscribers to our 3G and 4G services. Revenues from our mobile voice services decreased by 9.9% from RMB49,051 million in 2015 to RMB44,197 million in 2016. This decrease was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communication.

Internet Services. Revenues from our Internet services increased by 18.8% from RMB126,665 million in 2015 to RMB150,449 million in 2016, representing 42.7% of our operating revenues. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile handset Internet access. The revenues attributable to mobile Internet access services in 2016 was RMB70,684 million, representing an increase of 39.4% from RMB50,695 million in 2015, of which revenues attributable to mobile handset Internet access was RMB68,263 million, representing an increase of 42.9% from 2015. In addition, the number of our wireline broadband subscribers increased to 123.1 million as of December 31, 2016, representing an increase of 10.0 million, or 8.9%, from 113.1 million as of December 31, 2015. The wireline broadband revenue was RMB76,805 million in 2016, representing an increase of 3.2% from 2015.

Information and Application Services. Revenues from our information and application services increased by 0.8% from RMB66,377 million in 2015 to RMB66,881 million in 2016, representing 19.0% of our operating revenues in 2016. This increase was primarily due to the increase in revenues from our wireline information and application services, which was partially offset by the decrease in revenues from our mobile information and application services. As a result of the rapid growth of our IDC, cloud and IPTV (e-Surfing HD) services, the revenues attributable to wireline information and application services increased by 5.5% from RMB42,057 million in 2015 to RMB44,369 million in 2016. The revenues attributable to mobile information and application services decreased by 7.4% from RMB24,320 million in 2015 to RMB22,512 million in 2016 due to a decrease in revenue from traditional services such as short and multimedia messaging services and information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment. Revenues from our telecommunications network resource services and lease of network equipment increased by 0.8% from RMB17,635 million in 2015 to RMB17,781 million in 2016, representing 5.0% of our operating revenues in 2016. Revenue from wireline telecommunications network resource services and lease of network equipment was RMB17,603 million in 2016.

Other Services. Revenues from other services increased by 12.0% from RMB42,179 million in 2015 to RMB47,238 million in 2016. The increase in revenues from other services was primarily due to the increase in the sales of mobile terminals. The revenues from sales of mobile terminals increased by 8.1% to RMB34,612 million in 2016 from RMB32,026 million in 2015, primarily due to the growth in sales of mobile terminals driven by the sales of “multi-mode” handsets.

Operating Expenses

Our operating expenses increased by 6.6% from RMB305,070 million in 2015 to RMB325,314 million in 2016. The increase in operating expenses was primarily due to increases in network operations and support expenses and other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 0.4% from RMB67,666 million in 2015 to RMB67,942 million in 2016. The increase in depreciation and amortization due to newly added assets in 2016 was largely offset by the decrease in depreciation and amortization resulted from the disposal of tower assets.

Network Operations and Support Expenses. Our network operations and support expenses increased by 15.6% from RMB81,433 million in 2015 to RMB94,156 million in 2016, primarily due to the increase in the tower assets lease fee and related expenses.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 3.6% from RMB54,480 million in 2015 to RMB56,426 million in 2016. The selling expenses were RMB47,824 million in 2016, representing an increase of 4.1% from 2015. Commission and service expenses for third parties were RMB30,754 million in 2016, representing an increase of 15.4% from 2015, primarily due to a shift in our sales and marketing strategy that focuses more on sales through third-party channels. Advertising and promotional expenses were RMB17,070 million in 2016, representing a decrease of 11.5% from 2015, of which the terminal subsidies was RMB9,370 million in 2016, representing a decrease of 19.4% from 2015, primarily due to shift in our sales and marketing strategy away from subsidizing the cost of mobile terminal equipment offered to customers for free or at a nominal price.

Personnel Expenses. Personnel expenses increased by 3.6% from RMB52,586 million in 2015 to RMB54,504 million in 2016. This increase was primarily attributable to increased remuneration for our frontline staff. The personnel expenses as a percentage of our operating revenues decreased from 15.9% in 2015 to 15.5% in 2016.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB52,286 million in 2016, which increased by 6.9% from RMB48,905 million in 2015. The increase was primarily due to the increase in the cost of mobile terminal equipment sold, which is commensurate with the increased sales of such goods. The cost of mobile terminal equipment sold was RMB32,878 million in 2016, which increased by 6.4% from RMB30,895 million in 2015.

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

Income Tax

In 2016, our income tax expense was RMB5,993 million with the effective tax rate of 24.9%. Our expected income tax expense at our statutory tax rate of 25.0% in 2016 would be RMB6,029 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries. See Note 26 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective income tax rate to the statutory income tax rate.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB18,018 million in 2016, with a net margin of 5.1%, compared to a profit attributable to equity holders of the Company of RMB20,058 million with a net margin of 6.1% in 2015.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(restated)	(restated)
	(RMB in millions)
Net cash flow from operating activities	108,755	101,135	96,502
Net cash used in investing activities	(102,255)	(99,043)	(85,263)
Net cash from / (used in) financing activities	4,809	(9,555)	(16,147)

Net increase / (decrease) in cash and cash equivalents	11,309	(7,463)	(4,908)

Cash and cash equivalents decreased by 21.2% from RMB24,617 million as of December 31, 2016, of which 81.8% was denominated in RMB, to RMB19,410 million as of December 31, 2017, of which 81.6% was denominated in RMB. Our net cash outflow was RMB4,908 million in 2017, as compared with the net cash outflow of RMB7,463 million in 2016.

Our principal source of liquidity is net cash inflow from operating activities, which was RMB96,502 million in 2017, a decrease of RMB4,633 million from RMB101,135 million of net cash inflow in 2016. The decrease was mainly due to the increase in the payment of expenses related to operating activities.

Net cash outflow used in investing activities decreased by RMB13,780 million from RMB99,043 million in 2016 to RMB85,263 million in 2017 primarily as a result of the decrease in capital expenditures.

Net cash outflow used in financing activities was RMB16,147 million in 2017 compared to RMB9,555 million in 2016. This change was primarily due to our repayment of deferred consideration of RMB61,710 million for the acquisition of mobile network assets, which was partially offset by our newly borrowed loans in 2017.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB203,858 million as of December 31, 2017, compared to a deficit of RMB244,999 million as of December 31, 2016. The deficit decreased because we repaid in 2017 the deferred consideration of RMB61,710 million for the acquisition of mobile network assets.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and commercial paper, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2018. We have established and maintained high credit ratings with our principal domestic commercial lenders, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2017, we had unutilized credit facilities of RMB154,793 million with major domestic commercial banks, from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2015	2016	2017
	(RMB in millions)
Short-term debt	51,636	40,780	54,558
Long-term debt and payable maturing within one year	84	62,276	1,146
Long-term debt and payable	64,830	9,370	48,596
Finance lease obligations (including current portion)	119	102	77

Total debt	116,669	112,528	104,377

Our total debt decreased by RMB8,151 million from RMB112,528 million in 2016 to RMB104,377 million as of December 31, 2017, primarily due to the reduction in scale of interest-bearing debt as a result of our implementation of efficient centralized capital management. Our debt-to-asset ratio (total debt divided by total assets) decreased from 17.2% in 2016 to 15.8% in 2017. We believe that our Company has maintained a solid capital structure.

Our short-term debt constituted 52.3% of our total debt as of December 31, 2017. The weighted average interest rate of our short-term debt was 4.0% as of December 31, 2017, representing an increase of 0.7 percentage point from that as of December 31, 2016.

Our long-term debt and payable (including current portion) decreased from RMB71,646 million as of December 31, 2016 to RMB49,742 million as of December 31, 2017.

Of our total debt as of December 31, 2017, 99.4%, 0.4% and 0.2% were denominated in Renminbi, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2017 may differ from the amounts indicated below.

	Year Ended December 31,
	2016	2017	2018 (Planned)
	(RMB in millions)
Total capital expenditure	96,817	88,712	75,000

In 2017, we continued to enhance our management and control of capital expenditure, consistently optimized the investment structure as well as took advantage of Big Data to implement precision investment, which resulted in improvement of investment efficiency and effectiveness. In 2017, our capital expenditure was RMB88,712 million, a decrease of 8.4% from RMB96,817 million in 2016.

Our capital expenditure for 2018 is projected to be approximately RMB75,000 million. The investment in mobile networks will be mainly used for the optimization and quality improvement of our 4G networks. The investment in broadband networks will be mainly used for speeding up the construction of Gigabit networks, consolidating network access advantage, increasing the investment in bearer networks to support the development of 4G, optic fiber broadband networks and emerging businesses, expanding and updating the backbone networks, expanding city area networks to support CDN and promoting the construction of Data Center Interconnect, or DCI. The investment in emerging businesses will be focused on cloud computing, video platforms, CDN and integrated information services.

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

As of December 31, 2017, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2017:

	Payable in
	Total	2018	2019	2020	2021	2022	After 2022
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	54,558	54,558	—	—	—	—	—
Long-term debt	49,742	1,146	1,088	21,044	983	20,944	4,537
Interest payable	9,933	2,708	1,629	1,676	959	1,007	1,954
Finance lease obligations	77	51	13	5	4	3	1
Operating lease commitments	69,766	20,680	19,563	16,730	6,631	3,376	2,786
Capital commitments	11,246	11,246	—	—	—	—	—

Total contractual obligations	195,322	90,389	22,293	39,455	8,577	25,330	9,278

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected.

On May 23, 2017, the term of office for the fifth session of the Board of Directors, or the Board, expired. At the 2016 annual general meeting held on May 23, 2017, the members of the fifth session of the Board, Mr. Yang Jie, Mr. Yang Xiaowei, Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming, Madam Wang Hsuehming were approved to be re-appointed as members of the sixth session of the Board, and Mr. Gao Tongqing, Mr. Chen Zhongyue and Mr. Chen Shengguang were approved to be appointed as members of the sixth session of the Board. The term of office for the sixth session of the Board is three years, starting from May 23, 2017 until the date of the Company’s annual general meeting for the year 2019 to be held in the year 2020, upon which the seventh session of the Board will be elected. As of December 31, 2017, the Board comprised 11 Directors with six Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

On May 22, 2017, Mr. Zhen Caiji resigned from his position as an executive vice president of the Company due to personal reason. See “Item 3. Key Information—D. Risk Factors—We have experienced incidents of executive misconduct in the past, which could adversely impact our reputation, our financial condition and results of operations as well as the trading price of our securities.” in this annual report.

On June 7, 2017, Mr. Yang Xiaowei resigned from his positions as an executive director, president and chief operating officer of the Company due to change in work arrangement.

On October 11, 2017, Mr. Liu Aili was appointed as the president and chief operating officer of the Company. On November 28, 2017, the appointment of Mr. Liu Aili as an executive director of the Company was approved at the extraordinary general meeting and the term of office commences from November 28, 2017 until the annual general meeting of the Company for the year 2019 to be held in year 2020.

On January 29, 2018, Mr. Sun Kangmin retired from his positions as an executive director and executive vice president of the Company due to his age.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Yang Jie	55	Executive Director, Chairman and Chief Executive Officer
Liu Aili	54	Executive Director, President and Chief Operating Officer
Ke Ruiwen	54	Executive Director, Executive Vice President and Joint Company Secretary
Gao Tongqing	54	Executive Director and Executive Vice President
Chen Zhongyue	46	Executive Director and Executive Vice President
Chen Shengguang	54	Non-Executive Director
Tse Hau Yin, Aloysius	70	Independent Non-Executive Director
Cha May Lung, Laura	68	Independent Non-Executive Director
Xu Erming	68	Independent Non-Executive Director
Wang Hsuehming	68	Independent Non-Executive Director

Yang Jie, age 55, is the Chairman of the Board of Directors and Chief Executive Officer of the Company and joined the Board of the Company in October 2004. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Liu Aili, age 54, is an Executive Director, President and Chief Operating Officer of the Company and joined the Board of the Company in November 2017. Mr. Liu is a professor-level senior engineer. He received a master of management degree from BI Norwegian School of Management, a doctorate degree in business administration from the Hong Kong Polytechnic University and is a visiting scholar at Harvard University and Yale University. Mr. Liu served as Director General of Shandong Mobile Telecommunications Administration, Director General of Network Department of China Mobile Communications Corporation, Chairman and President of China Mobile Group Shandong Company Limited, Chairman and President of China Mobile Group Zhejiang Company Limited, Chairman of CMPak Limited in Pakistan, Non-Executive Director of China Communications Services Corporation Limited, Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation and the Chairman of China Tower Corporation Limited . He is also a Director and President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Ke Ruiwen, age 54, is an Executive Director, Executive Vice President and Joint Company Secretary of the Company and joined the Board of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Ke has extensive experience in management and the telecommunications industry.

Gao Tongqing, age 54, is an Executive Director and Executive Vice President of the Company and joined the Board of the Company in May 2017. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Chen Zhongyue, age 46, is an Executive Director and Executive Vice President of the Company and joined the Board of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economy from Zhejiang University and an executive master degree of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Chen Shengguang, age 54, is a Non-Executive Director of the Company and joined the Board of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, Director of FSPG Hi-Tech Co., Ltd., Non-Executive Director of Xingfa Aluminium Holdings Limited, Director of Guangdong Silk-Tex Group Co., Ltd., Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management.

Tse Hau Yin, Aloysius, age 70, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Cha May Lung, Laura, age 68, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2008. Mrs. Cha is the Independent Non-Executive Director and Chairman of the Board of Directors of Hong Kong Exchanges and Clearing Limited. She is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever PLC and Unilever N.V., and Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”). Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Xu Erming, age 68, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is the Independent Non-Executive Director of Comtec Solar Systems Group Limited. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and the Independent Supervisor of Harbin Electric Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Wang Hsuehming, age 68, is an Independent Non-Executive Director of the Company and joined the Board of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatizations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

There is no family relationship between any of our directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our Supervisory Committee has four Supervisors. Two members of our Supervisory Committee are employee representatives elected by our employees. The remaining members are appointed by shareholders at a general meeting. The term of office of our Supervisors is three years, which is renewable upon re-election or re-appointment.

On May 23, 2017, the term of office for the fifth session of the Supervisory Committee expired. Mr. Tang Qi retired as a Supervisor of the Company on the same date. At the 2016 annual general meeting held on May 23, 2017, Mr. Sui Yixun, Mr. Hu Jing and Mr. Ye Zhong were approved to be re-appointed as Supervisors of the sixth session of the Supervisory Committee. Meanwhile, Mr. Zhang Jianbin and Mr. Yang Jianqing were elected by the employees of the Company democratically as the Supervisors of the Company representing the employees. The term of office for the sixth session of our Supervisory Committee is three years, starting from May 23, 2017 until the date of the Company’s annual general meeting for the year 2019 to be held in the year 2020, upon which the seventh session of the Supervisory Committee will be elected.

On February 27, 2018, Mr. Hu Jing resigned from his position as a Supervisor of the Company due to change in work arrangement.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Sui Yixun	54	Supervisor (Chairman)
Zhang Jianbin	52	Supervisor (Employee Representative)
Yang Jianqing	58	Supervisor (Employee Representative)
Ye Zhong	58	Supervisor

Sui Yixun, age 54, is the Chairman of the Supervisory Committee of the Company and joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Zhang Jianbin, age 52, is an Employee Representative Supervisor of the Company and joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Yang Jianqing, age 58, is an Employee Representative Supervisor of the Company and joined the Supervisory Committee of the Company in May 2017. Mr. Yang is currently the General Manager of Corporate Culture Department of the Company. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch and financial controller of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry.

Ye Zhong, age 58, is a Supervisor of the Company and joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Financial Holdings Co., Ltd. and Director of Zhejiang Provincial Industry Fund Co., Ltd. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

B.	Compensation

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries, directly or indirectly, including directors, supervisors and executive vice presidents of the Company and its subsidiaries. The aggregate amount of compensation we paid to our key management personnel was approximately RMB8.620 million for the year ended December 31, 2017.

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2017 was approximately RMB7.407 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors(1)(2):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses(3)	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2017
Executive Directors
Yang Jie	—	207	558	—	89	854
Liu Aili(4)	—	16	25	—	8	49
Yang Xiaowei(5)	—	110	420	—	39	569
Ke Ruiwen	—	184	503	—	85	772
Gao Tongqing(6)	—	99	127	—	51	277
Chen Zhongyue(7)	—	99	127	—	45	271
Sun Kangmin(8)	—	184	503	—	85	772

Non-Executive Director
Chen Shengguang(9)	—	—	—	—	—	—

Independent Non-Executive Directors
Tse Hau Yin	459	—	—	—	—	459
Cha May Lung	243	—	—	—	—	243
Xu Erming	230	—	—	—	—	230
Wang Hsuehming	243	—	—	—	—	243

Supervisors
Sui Yixun	—	196	483	—	78	757
Yang Jianqing(10)	—	150	202	—	47	399
Zhang Jianbin	—	189	495	—	78	762
Tang Qi(11)	—	83	98	—	41	222
Hu Jing(12)	—	113	346	—	69	528
Ye Zhong	—	—	—	—	—	—

Total	1,175	1,630	3,887	—	715	7,407

(1)	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.
(2)	The independent non-executive directors’ remuneration were for their services as directors of the Company.
(3)	The discretionary bonuses of the executive directors and supervisors were determined based on our performance for the year.
(4)	Mr. Liu Aili was appointed as an executive director of the Company on November 28, 2017.
(5)	Mr. Yang Xiaowei resigned as an executive director of the Company on June 7, 2017.
(6)	Mr. Gao Tongqing was appointed as an executive director of the Company on May 23, 2017.
(7)	Mr. Chen Zhongyue was appointed as an executive director of the Company on May 23, 2017.
(8)	Mr. Sun Kangmin retired as an executive director of the Company on January 29, 2018.
(9)	Mr. Chen Shengguang was appointed as a non-executive director of the Company on May 23, 2017.
(10)	Mr. Yang Jianqing was elected by the employees of the Company democratically as a supervisor of the Company representing the employees on May 23, 2017.
(11)	Mr. Tang Qi retired as a supervisor of the Company on May 23, 2017.
(12)	Mr. Hu Jing resigned as a supervisor of the Company on February 27, 2018.

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

In 2017, we did not grant any stock appreciation right units.

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

As of December 31, 2016 and 2017, no liability arising from stock appreciation rights was assumed by us.

C.	Board Practices

General

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 23, 2017, election of members of the Board were conducted and this election generated the sixth session of the Board consisting of 11 directors with six Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors. The term of office for the sixth session of the Board lasts for three years, starting from May 23, 2017 until the date of the Company’s annual general meeting for the year 2019 to be held in the year 2020, upon which the seventh session of the Board will be elected. We determine the directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time. None of the service contracts with our directors provide benefits to them upon termination.

On May 23, 2017, the election of Mr. Gao Tongqing and Mr. Chen Zhongyue, respectively, as an executive director of the Company was approved at the annual general meeting. On May 23, 2017, the election of Mr. Chen Shengguang as a non-executive director of the Company was approved at the annual general meeting. On June 7, 2017, Mr. Yang Xiaowei resigned from his positions as an executive director, president and chief operating officer of the Company due to change in work arrangement. On October 11, 2017, Mr. Liu Aili was appointed as the president and chief operating officer of the Company. On November 28, 2017, the appointment of Mr. Liu Aili as an executive director of the Company was approved at the extraordinary general meeting and the term of office commences from November 28, 2017 until the date of the Company’s annual general meeting for the year 2019 to be held in the year 2020. On January 29, 2018, Mr. Sun Kangmin retired from his positions as an executive director and executive vice president of the Company due to his age. Our Board currently consists of ten directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

The Board holds at least four meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2017, the Board played a pivotal role in the Company’s operation, budgeting, supervision, internal control, risk management, and other significant decisions and corporate governance. The Board reviewed significant matters including the Company’s annual and interim financial statements, quarterly financial results, financial and investment budgets, risk management and internal control implementation and assessment report, annual proposal for profit distribution, proposed establishment of a finance company, implementation of continuing connected transactions, implementation of new accounting standard on revenue, re-appointment and remuneration of auditors, change of session of the Board, change of directors and senior management of the Company and change of the depreciable lives of certain fixed assets. During the year, the Company convened four Board meetings and completed various written resolutions. In 2017, the Chairman held a meeting to communicate with Non-Executive Directors (including Independent Non-Executive Directors) without the presence of Executive Directors independently to ensure their opinions can be fully expressed and further facilitate the communication of different views amongst the Board.

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

In 2017, the Audit Committee held four meetings and passed two written resolutions, in which it reviewed important matters related to the Company’s annual and interim financial statements, quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management and internal control systems, internal audit, proposed establishment of a finance company, implementation of continuing connected transactions, change of the depreciable lives of certain fixed assets and implementation of new accounting standard on revenue. The Audit Committee reviewed the annual auditor’s report, interim review report and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors with regard to the regular financial reports and proposed them for the Board’s approval after review and approval by the Audit Committee itself. The Audit Committee received quarterly reports in relation to the internal audit and continuing connected transactions as well as risk management workshop and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

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

The Remuneration Committee held one meeting in 2017, in which it reviewed and discussed the remuneration policy for the Directors of the sixth session of the Board.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of three members, Madam. Cha May Lung, Laura (as the Chairlady), Mr. Tse Hau Yin, Aloysius and Professor Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity of the board on a regular basis; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; making recommendations to the board on the appointment or re-appointment of directors (especially Chairman and Chief Executive Officer) and succession planning for directors; and reviewing the Board Diversity Policy as appropriate to ensure its effectiveness and if necessary, making recommendations on any revision suggestions to the board for consideration and approval.

The Nomination Committee held one meeting and passed one written resolution in 2017, where it performed a review of the structure and operations of the Board, discussed the change of session of the Board and the proposed candidate for Director and other related matters.

Independent Board Committee

The Independent Board Committee consists of all Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain connected transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee did not hold any meeting or pass any written resolution in 2017.

D.	Employees

General

As of December 31, 2017, we had 284,206 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015		2016		2017
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	43,998	15.1%	43,194	15.1%	44,289	15.6%
Sales and marketing	151,448	51.9%	147,885	51.5%	141,261	49.7%
Operations and maintenance	94,055	32.3%	94,005	32.7%	89,047	31.3%
Others	2,025	0.7%	1,992	0.7%	9,609	3.4%

Total	291,526	100.0%	287,076	100.0%	284,206	100.0%

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

As of December 31, 2017, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 23, 2018 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	JPMorgan Chase & Co.	1,478,119,112	long position	10.65%	1.83%
		32,694,200	short position	0.24%	0.04%
		1,194,255,185	lending pool	8.61%	1.48%
H shares	BlackRock, Inc.	1,178,943,407	long position	8.50%	1.46%
		240,000	short position	0.00%	0.00%
H shares	Templeton Global Advisors Limited	995,203,315	long position	7.17%	1.23%
H shares	GIC Private Limited	838,531,200	long position	6.04%	1.04%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a state-owned enterprise owned by the SASAC. Guangdong Rising Assets Management Co., Ltd., located at 17 Pearl River West Road, Pearl River New Town, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 270 Park Avenue, New York 10017, United States. BlackRock, Inc. is located at 1209 Orange Street, Wilmington, DE 19801. Templeton Global Advisors Limited is located at Box N-7759, Lyford Cay, Nassau, Bahamas. GIC Private Limited is located at 168 Robinson Road, No. 37-01 Capital Tower, Singapore 068912.

Based solely on information contained in an Amendment No. 11 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on February 6, 2018 by Franklin Resources, Inc., or FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited, 1,819,412,052 shares of our Company, or the FRI Shares, representing approximately 13.1% of the total number of our H shares outstanding as of December 31, 2017, were beneficially owned by investment companies or other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The principal place of business of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited on February 6, 2018.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 23, 2018, China Telecom Group, a state-owned enterprise owned by the SASAC, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

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

Our Independent Non-Executive Directors have confirmed that all connected transactions for the year ended December 31, 2017 to which our Company was a party:

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

Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group (as defined as China Telecom Group and its subsidiaries, except us herewith under this section) for the year ended December 31, 2017:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	727
Net expenses for interconnection settlement	145
Lease of property from China Telecom Group	654
Lease of property to China Telecom Group	53
Provision of IT services by China Telecom Group	1,812
Provision of IT services to China Telecom Group	642
Provision of supplies procurement services by China Telecom Group	4,248
Provision of supplies procurement services to China Telecom Group	3,291
Provision of engineering services by China Telecom Group	18,672
Provision of community services by China Telecom Group	3,028
Provision of ancillary telecommunications services by China Telecom Group	16,072
Provision of Internet applications channel services to China Telecom Group	344
Interest on amounts due to and loans from China Telecom Group	2,720
Lease of CDMA network facilities from China Telecom Group	174
Lease of inter-provincial transmission optic fibers from China Telecom Group	13
Lease of land use rights from China Telecom Group	3

On September 23, 2015, the Company and China Telecommunications Corporation entered into supplemental agreements and renewed the Centralized Services Agreement, the Interconnection Settlement Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Community Services Framework Agreement, the Supplies Procurement Services Framework Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Optic Fiber Leasing Agreement and the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on December 31, 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. Set forth below are the details of these agreements, in addition to the Trademark License Agreement:

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Optic Fiber Leasing Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on December 31, 2018. The Company may renew the Optic Fiber Leasing Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on December 31, 2018. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

Disposal of E-Store to Besttone Holding

See “Item 4—Information on the Company—A. History and Development of the Company—Disposal of E-Store and Establishment of Tianyi Capital.”

Our Acquisition from China Telecom Group of the Satellite Communications Business

See “Item 4—Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the Satellite Communications Business.”

Our Acquisition from China Telecom Group of Zhonghe Hengtai

See “Item 4—Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of Zhonghe Hengtai.”

Our Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2017, the aggregate outstanding principal amount of such loans was RMB19,098 million, which bear interest at fixed rate of 3.5% per annum. On December 25, 2017, we obtained long-term unsecured loans from China Telecom Group to meet our long-term funding needs. As of December 31, 2017, the aggregate outstanding principal amount of such loans was RMB40,000 million, which bear interest at fixed rate of 3.8% per annum and are payable within three to five years. See Note 15 to our audited financial statements included elsewhere in this report for details.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 23, 2017, a final dividend of RMB7,530 million (RMB0.093043 per share equivalent to HK$0.105 per share, pre-tax) for the year ended December 31, 2016 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 28, 2018, a final dividend of approximately RMB7,518 million (RMB0.092888 per share equivalent to HK$0.115 per share, pre-tax) for the year ended December 31, 2017 was proposed for shareholders’ approval at the forthcoming annual general meeting.

The declaration and payment of dividends for years following 2017 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries, if any, to us, possible effects on our creditworthiness and other factors our directors may deem relevant. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

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

As of December 31, 2017 and April 23, 2018, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2017 and April 23, 2018, there were, respectively, 44 and 43 registered holders of American depositary receipts evidencing 5,071,849 and 5,800,634 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2013	4.40	3.56	57.97	45.35
2014	5.17	3.15	66.61	40.35
2015	6.02	3.44	78.28	43.67
2016	4.29	3.31	55.66	42.67
2017	4.20	3.57	53.67	45.98
Quarterly
Third Quarter, 2015	4.66	3.65	59.29	47.04
Fourth Quarter, 2015	4.20	3.44	54.36	43.67
First Quarter, 2016	4.10	3.31	52.57	43.00
Second Quarter, 2016	4.29	3.31	55.66	42.67
Third Quarter, 2016	4.19	3.44	53.87	44.82
Fourth Quarter, 2016	4.15	3.56	53.34	45.98
First Quarter, 2017	3.82	3.57	49.45	45.98
Second Quarter, 2017	3.92	3.71	50.35	47.66
Third Quarter, 2017	4.09	3.64	52.21	46.62
Fourth Quarter, 2017	4.20	3.69	53.67	47.18
First Quarter, 2018	3.92	3.27	50.23	41.28
Monthly
October 2017	4.20	3.90	53.67	50.05
November 2017	3.93	3.75	50.59	48.23
December 2017	3.88	3.69	48.99	47.18
January 2018	3.92	3.70	50.23	47.83
February 2018	3.85	3.41	49.02	43.41
March 2018	3.46	3.27	44.48	41.28
April 2018 (through April 23, 2018)	3.68	3.43	46.67	43.54

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Objects and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws and regulations of the State. We registered with the PRC State Administration for Industry and Commerce. Article 14 of our Articles of Association provides that our scope of business includes, among other things, operation of basic and value-added telecommunications businesses.

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

Voting Rights and Shareholders’ Meetings

Our Board will convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding fiscal year. Our Board must convene an extraordinary general meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10.0% or more of our issued and outstanding voting shares so request(s) in writing;

•	whenever our Board deems necessary or our supervisory committee so requests; or

•	whenever two or more of our independent directors so request.

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

As of the date of this annual report, China Telecom Group, a state-owned enterprise owned by the SASAC, is our only controlling shareholder.

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

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. Under the existing PRC foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions if foreign currencies become scarce in the PRC. We may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, if the PRC government restricts access to foreign currencies for current account transactions.

Foreign exchange transactions under our capital account, including but not limited to foreign currency-denominated borrowings from foreign banks, issuance of foreign currency-denominated debt securities and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of or registration with SAFE or certain banks designated by SAFE, as applicable. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange to meet our payment obligations under the debt securities or foreign exchange for capital expenditures.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of H shares. Trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently (for the year of assessment 2008-2009 onwards) imposed at the rate of 16.5% on corporations and 15.0% on unincorporated businesses, unless such gains are chargeable under the respective half-rates of 8.25% and 7.5% that may apply for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018. Gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered by the Hong Kong Inland Revenue Department to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong. There is no tax treaty in effect between the United States and Hong Kong, and the PRC-US Treaty does not apply to Hong Kong.

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

The withdrawal of H shares upon the surrender of American Depositary Receipts, or ADRs, and the issuance of ADRs upon the deposit of H shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of the H shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADRs upon the deposit of H shares issued directly to the Depositary, as depositary of the ADSs, or for the account of the Depositary, will not be subject to any stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

No Hong Kong estate duty is currently payable.

United States

Material United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10.0% or more of the combined voting power of our voting stock or of the total value of our stock;

•	a person that holds H shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells H shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2017 and 2016, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2017:

	Expected Maturity
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	3,009	—	—	—	—	—	3,009	3,009
Japanese yen	24	—	—	—	—	—	24	24
Euro	54	—	—	—	—	—	54	54
Hong Kong dollars	197	—	—	—	—	—	197	197
Other currencies	295	—	—	—	—	—	295	295
Short-term bank deposits
United States dollars	638	—	—	—	—	—	638	638
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	51	50	45	35	22	167	370	300
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	25	25	25	25	25	98	223	200
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2017.

As of December 31, 2016:

	Expected Maturity
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	4,079	—	—	—	—	—	4,079	4,079
Japanese yen	12	—	—	—	—	—	12	12
Euro	51	—	—	—	—	—	51	51
Hong Kong dollars	184	—	—	—	—	—	184	184
Other currencies	145	—	—	—	—	—	145	145
Short-term bank deposits
United States dollars	311	—	—	—	—	—	311	311
Japanese yen	—	—	—	—	—	—	—	—
Liabilities:
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	52	52	52	50	36	204	446	388
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	24	24	24	23	114	239	212
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	—	—	—	—	—	5	5
Average interest rate	3%	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2016.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2016 and 2017, our debt consisted of fixed and variable rate debt obligations with maturities from 2017 to 2060 and from 2018 to 2048, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2017 and 2016, respectively.

As of December 31, 2017:

	Expected Maturity
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	55,112	1,013	20,974	923	20,897	4,272	103,191	101,798
Average interest rate	3.7%	3.3%	3.3%	3.3%	3.3%	1.2%
Variable rate	516	—	—	—	—	—	516	516
Average interest rate(1)	4.1%	—	—	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	51	50	45	35	22	167	370	300
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	25	25	25	25	25	98	223	200
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2017.

As of December 31, 2016:

	Expected Maturity
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	40,333	1,005	970	930	886	4,976	49,100	49,099
Average interest rate	3.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	62,636	—	—	—	—	—	62,636	62,817
Average interest rate(1)	4.1%	—	—	—	—	—
Debts in Japanese yen
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Debts in United States dollars
Fixed rate	52	52	52	50	36	204	446	388
Average interest rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in Euro
Fixed rate	30	24	24	24	23	114	239	212
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in other currencies
Fixed rate	5	—	—	—	—	—	5	5
Average interest rate	3%	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2016.

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 25, 2017 to April 23, 2018, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$59,500 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$130,762.76 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2017.

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

As of December 31, 2017, our management, with the participation of our Chief Executive Officer and the person performing the functions of the principal financial officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of China Telecom Corporation Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Telecom Corporation Limited and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company, and our report dated March 28, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

March 28, 2018

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2017, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, vice presidents, general managers, controller and other senior officers of our Company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report. The text of this code of ethics is also posted on our Internet website at http://www.chinatelecom-h.com/en/cg/pdf/gaoguan.pdf.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2016 and 2017:

	Audit Fees (including VAT)	Audit-Related Fees		Tax Fees		Other Fees
2016	RMB71.00 million	RMB0.83 million		RMB0.80 million		—
2017	RMB78.80 million	RMB1.79 million	(1)	RMB0.45 million	(2)	RMB0.12 million	(3)

(1)	Audit-related fees in the amount of RMB1.79 million were paid for the advisory services provided to us regarding our internal control and the assurance service provided to us regarding our environmental, social and governance report.
(2)	Tax fees in the amount of RMB0.45 million were paid for profit tax filing assistance service.
(3)	Other fees in the amount of RMB0.12 million were paid for other advisory services.

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

Pursuant to the requirements of Section 303A.01 of the Listed Company Manual of the NYSE, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under applicable PRC and Hong Kong laws and regulations, our Board is not required to be formed with a majority of independent directors. As a listed company on the Hong Kong Stock Exchange, we need to comply with the Listing Rules, which require that at least one-third of the board of directors of a listed company in Hong Kong be independent non-executive directors. Our Board currently consists of ten directors, of which four are independent directors, making the number of independent directors exceeds one-third of the total number of directors on the Board, in compliance with the requirements of the Listing Rules. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however, differ from the requirements in Section 303A.02 of the Listed Company Manual of the NYSE.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)(P)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)(P)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2005, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

Exhibits	Description

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

Exhibits	Description

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited (17)

4.59	Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, dated October 14, 2015, among the Registrant, the Tower Company, CUCL, CMCL, CRHC and other parties thereto (English translation) (18)

4.60	Share Subscription Agreement, dated January 29, 2016, between the Registrant and the Tower Company (English translation) (18)

4.61	Supplemental Agreement to the Centralized Services Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.62	Supplemental Agreement to the Interconnection Settlement Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.63	Supplemental Agreement to the Property Leasing Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.64	Supplemental Agreement to the IT Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.65	Supplemental Agreement to the Community Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.66	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.67	Supplemental Agreement to the Engineering Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.68	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

Exhibits	Description

4.69	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.70	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.71	Lease Agreement, dated July 8, 2016, between the Registrant and the Tower Company (English translation) (19)

4.72	Supplemental Lease Agreement, dated February 1, 2018, between the Registrant and the Tower Company (English translation)

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.
(17)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-31517), filed with the Securities and Exchange Commission.
(18)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31517), filed with the Securities and Exchange Commission.
(19)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-31517), filed with the Securities and Exchange Commission.
(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Yang Jie
Name:	Yang Jie
Title:	Chairman and Chief Executive Officer

Date: April 27, 2018

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Telecom Corporation Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2018, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong, the People’s Republic of China
March 28, 2018

We have served as the Group’s auditor since 2013.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in millions)

	Notes	December 31, 2016	December 31, 2017
		RMB	RMB
		(restated)
ASSETS
Current assets
Cash and cash equivalents	4	24,617	19,410
Short-term bank deposits		3,331	3,100
Accounts receivable, net	5	21,465	22,096
Inventories	6	5,106	4,123
Prepayments and other current assets	7	19,565	22,128
Income tax recoverable		50	693

Total current assets		74,134	71,550
Non-current assets
Property, plant and equipment, net	8	389,671	406,257
Construction in progress	9	80,386	73,106
Lease prepayments		22,955	22,262
Goodwill	10	29,923	29,920
Intangible assets	11	11,244	12,391
Interests in associates	12	34,572	35,726
Investments	13	1,535	1,154
Deferred tax assets	14	5,061	5,479
Other assets	18	3,077	3,349

Total non-current assets		578,424	589,644

Total assets		652,558	661,194

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	40,780	54,558
Current portion of long-term debt and payable	15	62,276	1,146
Accounts payable	16	122,493	119,321
Accrued expenses and other payables	17	91,173	98,695
Income tax payable		1,106	404
Current portion of finance lease obligations		52	51
Current portion of deferred revenues	18	1,253	1,233

Total current liabilities		319,133	275,408
Non-current liabilities
Long-term debt	15	9,370	48,596
Finance lease obligations		50	26
Deferred revenues	18	2,305	1,828
Deferred tax liabilities	14	4,770	8,010
Other non-current liabilities		582	629

Total non-current liabilities		17,077	59,089

Total liabilities		336,210	334,497
Equity
Share capital	19	80,932	80,932
Reserves	20	234,445	244,935

Total equity attributable to equity holders of the Company		315,377	325,867
Non-controlling interests		971	830

Total equity		316,348	326,697

Total liabilities and equity		652,558	661,194

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in millions, except per share data)

		Year ended December 31,
	Notes	2015	2016	2017
		RMB (restated)	RMB (restated)	RMB
Operating revenues	21	331,517	352,534	366,229

Operating expenses
Depreciation and amortization		(67,666)	(67,942)	(74,951)
Network operations and support	22	(81,433)	(94,156)	(103,969)
Selling, general and administrative		(54,480)	(56,426)	(58,434)
Personnel expenses	23	(52,586)	(54,504)	(56,043)
Other operating expenses	24	(48,905)	(52,286)	(45,612)

Total operating expenses		(305,070)	(325,314)	(339,009)

Operating income		26,447	27,220	27,220

Gain from Tower Assets Disposal		5,214	—	—

Net finance costs	25	(4,273)	(3,235)	(3,291)

Investment income		8	40	147

Equity in (loss) / income of associates		(698)	91	877

Earnings before income tax		26,698	24,116	24,953

Income tax	26	(6,552)	(5,993)	(6,192)

Profit for the year		20,146	18,123	18,761

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		652	(228)	(400)
Deferred tax on change in fair value of available-for-sale equity securities		(163)	57	100
Exchange difference on translation of financial statements of subsidiaries outside mainland China		129	190	(259)
Share of other comprehensive income of associates		3	6	7

Other comprehensive income for the year, net of tax		621	25	(552)

Total comprehensive income for the year		20,767	18,148	18,209

Profit attributable to
Equity holders of the Company		20,058	18,018	18,617
Non-controlling interests		88	105	144

Profit for the year		20,146	18,123	18,761

Total comprehensive income attributable to
Equity holders of the Company		20,679	18,043	18,065
Non-controlling interests		88	105	144

Total comprehensive income for the year		20,767	18,148	18,209

Basic earnings per share	28	0.25	0.22	0.23

Number of shares (in millions)	28	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in millions)

	Attributable to equity holders of the Company
	Notes	Share capital	Capital reserve	Share premium	Surplus reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015 as previously reported		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108
Adjusted for the Eighth Acquisition	1	—	10	—	—	—	—	25	35	—	35

Balance as of January 1, 2015 , as restated		80,932	17,074	10,746	69,072	384	(941)	111,951	289,218	925	290,143

Profit for the year, as restated		—	—	—	—	—	—	20,058	20,058	88	20,146
Other comprehensive income for the year		—	—	—	—	492	129	—	621	—	621

Total comprehensive income for the year ,as restated		—	—	—	—	492	129	20,058	20,679	88	20,767

Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(80)	(80)
Dividends	27	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)
Appropriations	20	—	—	—	1,901	—	—	(1,901)	—	—	—
Balance as of December 31, 2015, as restated		80,932	17,160	10,746	70,973	876	(812)	123,948	303,823	967	304,790

Profit for the year, as restated		—	—	—	—	—	—	18,018	18,018	105	18,123
Other comprehensive income for the year		—	—	—	—	(165)	190	—	25	—	25

Total comprehensive income for the year, as restated		—	—	—	—	(165)	190	18,018	18,043	105	18,148

Disposal of a subsidiary		—	—	—	—	—	—	—	—	(15)	(15)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(86)	(86)
Dividends	27	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)
Appropriations	20	—	—	—	1,638	—	—	(1,638)	—	—	—

Balance as of December 31, 2016, as restated		80,932	17,160	10,746	72,611	711	(622)	133,839	315,377	971	316,348

Profit for the year		—	—	—	—	—	—	18,617	18,617	144	18,761
Other comprehensive income for the year		—	—	—	—	(293)	(259)	—	(552)	—	(552)

Total comprehensive income for the year		—	—	—	—	(293)	(259)	18,617	18,065	144	18,209

Acquisition of the Eighth Acquired Group	1	—	(80)	—	—	—	—	(7)	(87)	—	(87)
Acquisition of non-controlling interests		—	46	—	—	—	—	—	46	(196)	(150)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(89)	(89)
Dividends	27	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Appropriations	20	—	—	—	1,686	—	—	(1,686)	—	—	—
Others						(4)			(4)		(4)

Balance as of December 31, 2017		80,932	17,126	10,746	74,297	414	(881)	143,233	325,867	830	326,697

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in millions)

			Year ended December 31,
	Notes		2015	2016	2017
			RMB	RMB	RMB
			(restated)	(restated)
Net cash from operating activities	(a	)	108,755	101,135	96,502

Cash flows used in investing activities
Capital expenditure			(101,903)	(96,678)	(87,334)
Purchase of investments	(b	)	(10)	(3,099)	(443)
Lease prepayments			(124)	(99)	(89)
Proceeds from disposal of property, plant and equipment			755	1,560	2,066
Proceeds from disposal of lease prepayments			58	10	72
Proceeds from disposal of Investments			2	—	—
Net cash (outflow) / inflow from disposal of a subsidiary			—	(50)	184
Purchase of short-term bank deposits			(3,764)	(3,237)	(2,815)
Maturity of short-term bank deposits			2,731	2,550	3,096

Net cash used in investing activities			(102,255)	(99,043)	(85,263)

Cash flows from / (used in) financing activities
Principal element of finance lease payments			(14)	(59)	(84)
Proceeds from bank debt and other loans			67,875	110,446	123,250
Repayment of bank debt and other loans			(56,862)	(113,366)	(69,953)
Repayment of deferred consideration in respect of the Mobile Network Acquisition (as defined in Note 15)			—	—	(61,710)
Payment of dividends			(6,160)	(6,489)	(7,530)
Payment for the acquisition of non-controlling interests			(7)	—	(31)
Contribution from non-controlling interests			127	—	—
Cash distributions to non-controlling interests			(150)	(87)	(89)

Net cash from / (used in) financing activities			4,809	(9,555)	(16,147)

Net increase / (decrease) in cash and cash equivalents			11,309	(7,463)	(4,908)
Cash and cash equivalents at beginning of year			20,436	31,869	24,617
Effect of changes in foreign exchange rate			124	211	(299)

Cash and cash equivalents at end of year			31,869	24,617	19,410

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(restated)	(restated)
Earnings before income tax	26,698	24,116	24,953
Adjustments for:
Depreciation and amortization	67,666	67,942	74,951
Impairment losses for doubtful debts	2,231	2,278	2,036
Impairment losses for long-lived assets	51	62	10
Write down of inventories	147	176	178
Investment income	(8)	(40)	(147)
Equity in loss / (income) of associates	698	(91)	(877)
Interest income	(376)	(354)	(429)
Interest expense	4,574	3,702	3,586
Net foreign exchange loss / (gain)	75	(113)	134
Net loss on retirement and disposal of long-lived assets	1,573	1,867	1,841
Gain from Tower Assets Disposal	(5,214)	—	—
Increase in accounts receivable	(1,669)	(2,306)	(2,770)
(Increase) / decrease in inventories	(2,205)	1,038	905
Increase in prepayments and other current assets	(5,877)	(3,783)	(2,618)
(Increase) / decrease in other assets	(87)	366	(231)
Increase / (decrease) in accounts payable	22,100	3,755	(4,213)
Increase in accrued expenses and other payables	7,094	10,878	7,232
Decrease in deferred revenues	(417)	(418)	(202)

Cash generated from operations	117,054	109,075	104,339
Interest received	376	366	433
Interest paid	(4,602)	(3,737)	(3,707)
Investment income received	27	57	63
Income tax paid	(4,100)	(4,626)	(4,626)

Net cash from operating activities	108,755	101,135	96,502

(b) The amount for the year ended December 31, 2016 included the payment for the cash injection amounting to RMB2,966 (“Cash Consideration”) to China Tower Corporation Limited (“China Tower”) in relation to the disposal of certain telecommunications towers and related assets to China Tower (the “Tower Assets Disposal”) in 2015. The Cash Consideration was paid in February 2016.

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunication network resource services and lease of network equipment, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, Internet data center and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organization

As part of the reorganization (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on September 10, 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

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

On August 1, 2011 and December 1, 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd(“E-surfing Pay”) and E-surfing Media Co., Ltd. (“E-surfing Media”), acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media to China Telecommunications Corporation in 2013

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

On April 30, 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd. (“Besttone Holding”), a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 (hereinafter, referred to as the “Sixth Acquisition”).

On December 31, 2013, CT Global , a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 (hereinafter, referred to as the “Seventh Acquisition”).

Pursuant to an agreement entered into by the Company and Besttone Holding on September 25, 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The initial consideration for the disposal of the equity interest in E-store was RMB249, which was concluded based on the valuation of the equity interests in E-store as of March 31, 2017. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on the change in the book value of the net assets of E-store during the period from March 31, 2017 to the completion date of the disposal. The control of the equity interest in E-store was transferred to Besttone Holding on October 31, 2017. The final consideration was arrived at RMB251, among which the initial consideration amounting to RMB249 was received on November 16, 2017.

Analysis of assets and liabilities of the disposed subsidiary:

October 31, 2017
RMB
Current Assets
Cash and cash equivalents	65
Accounts receivable, net	48
Prepayments and other current assets	67
Non-current Assets
Property, plant and equipment, net	16
Intangible assets	3
Current liabilities
Accounts payable	29
Accrued expenses and other payables	27
Net assets disposal of	143

Gain on disposal of a subsidiary:

2017
RMB
Consideration received and receivable	251
Net assets disposed of	(143)
Gain on disposal	108

The gain on disposal of E-store has been included in investment income of the consolidated statement of comprehensive income.

Net cash inflow from disposal of a subsidiary:

2017
RMB
Consideration received in cash and cash equivalents	249
Less: Cash and cash equivalents disposed of	(65)
Net cash inflow from disposal of a subsidiary	184

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Organization (continued)

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70, which has not been settled at the end of the reporting period. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17, which was fully paid by March 23, 2018. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business, the Seventh Acquired Company and the Eighth Acquired Group are collectively referred to as the “Acquired Groups”.

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

The consolidated results of operations for the year ended December 31, 2015 and 2016 and the consolidated statement of financial position as of December 31, 2016 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Eighth Acquired Group are set out below:

	The Group (as previously reported) RMB	The Eighth Acquired Group RMB	The Group (restated) RMB
Consolidated statement of comprehensive income for the year ended December 31, 2015:
Operating revenues	331,202	315	331,517
Profit for the year	20,142	4	20,146
Consolidated statement of comprehensive income for the year ended December 31, 2016:
Operating revenues	352,285	249	352,534
Profit for the year	18,109	14	18,123
Consolidated statement of financial position as of December 31, 2016:
Total assets	652,368	190	652,558
Total liabilities	336,073	137	336,210
Total equity	316,295	53	316,348

For the periods presented, all significant transactions and balances between the Group and the Eighth Acquired Group have been eliminated on combination.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (continued)

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on February 25, 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreement with Beijing Telecom on July 1, 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Group have been prepared on a going concern basis. These consolidated financial statements were approved and authorized by the Board of Directors on March 28, 2018.

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

Assets held under finance leases (Note 2 (m)) are amortized over the shorter of the lease term and their estimated useful lives on a straight-line basis. As of December 31, 2017, no asset was held by the Group under finance leases (2016: nil).

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

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	5 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

During the year, the Group reviewed the estimated useful lives of all property, plant and equipment and changed the depreciable lives of corporate information system equipment ,IPTV equipment and CDN equipment (included in telecommunications network plant and equipment) from 10 years to 5 years. The effect of such changes in accounting estimates is set out in Note 8.

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

Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 2(n)). Amortization of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from three to five years.

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

Assets acquired under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Voice usage fee is recognized as the service is provided.

(ii)	Fees received for wireline installation charges for periods prior to January 1, 2012 are deferred and recognized over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortized over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognized in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognized as the cards are used by customers.

(v)	Revenue derived from information and application services are recognized when the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other information and application services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as a principal in the arrangements with third parties:

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

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2017, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB19,294, RMB17,070 and RMB14,072 for the years ended December 31, 2015, 2016 and 2017 respectively, among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB11,620, RMB9,370 and RMB4,707, for the years ended December 31, 2015, 2016 and 2017 respectively.

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

Research and development expenditure is expensed as incurred. For the years ended December 31, 2015, 2016 and 2017, research and development expense was RMB792, RMB825 and RMB1,088 , respectively.

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

A provision is recognized in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IAS 7, “Disclosure Initiative”

•	Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealised Losses”

•	Amendments to IFRS 12 as part of the Annual Improvements to IFRSs 2014-2016 Cycle

Amendments to IAS 7, “Disclosure Initiative”

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

Specifically, the amendments require the following to be disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.

A reconciliation between the opening and closing balances of these items is provided in Note 32. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior year.

Apart from the additional disclosure as required by Amendments to IAS 7 in Note 32, the application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year (Note 38).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2016	2017
	RMB	RMB
Cash at bank and in hand	22,147	17,763
Time deposits with original maturity within three months	2,470	1,647

	24,617	19,410

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

		December 31,
	Note	2016	2017
		RMB	RMB
		(restated)
Accounts receivable
Third parties		22,958	23,762
China Telecom Group	(i)	966	1,502
China Tower		10	5
Other telecommunications operators in the PRC		933	669

		24,867	25,938
Less: Allowance for doubtful debts		(3,402)	(3,842)

		21,465	22,096

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarizes the changes in allowance for doubtful debts for each of the years in the three-year period ended December 31, 2017:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
		(restated)
At beginning of year	2,478	2,935	3,402
Impairment losses for doubtful debts	2,172	2,203	1,962
Accounts receivable written off	(1,715)	(1,736)	(1,522)

At end of year	2,935	3,402	3,842

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	December 31,
	2016	2017
	RMB	RMB
Current, within 1 month	9,993	9,323
1 to 3 months	2,179	2,607
4 to 12 months	1,763	1,780
More than 12 months	761	878

	14,696	14,588
Less: Allowance for doubtful debts	(2,427)	(2,603)

	12,269	11,985

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	December 31,
	2016	2017
	RMB	RMB
	(restated)
Current, within 1 month	3,671	4,421
1 to 3 months	1,895	1,973
4 to 12 months	2,360	2,644
More than 12 months	2,245	2,312

	10,171	11,350
Less: Allowance for doubtful debts	(975)	(1,239)

	9,196	10,111

Ageing analysis of accounts receivable that are not impaired is as follows:

	December 31,
	2016	2017
	RMB	RMB
	(restated)
Not past due	19,418	19,623

Less than 1 month past due	1,180	1,518
1 to 3 months past due	867	955

Amounts past due	2,047	2,473

	21,465	22,096

6.	INVENTORIES

	December 31,
	2016	2017
	RMB	RMB
	(restated)
Materials and supplies	1,200	1,071
Goods for resale	3,906	3,052

	5,106	4,123

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31,
	2016	2017
	RMB	RMB
	(restated)
Amounts due from China Telecom Group	798	774
Amounts due from China Tower	2,278	2,152
Amounts due from other telecommunications operators in the PRC	326	369
Prepayments in connection with construction work and equipment purchases	2,664	2,542
Prepaid expenses and deposits	3,784	3,486
Value-added tax recoverable	5,197	7,186
Other receivables	4,518	5,619

	19,565	22,128

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecommunications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2016, as previously reported	97,459	819,257	29,607	946,323
Adjusted for the Eighth Acquisition (Note 1)	—	61	3	64

Balance at January 1, 2016, as restated	97,459	819,318	29,610	946,387
Additions	664	1,335	480	2,479
Transferred from construction in progress	2,053	78,287	1,739	82,079
Disposals	(754)	(74,976)	(1,753)	(77,483)
Disposal of a subsidiary	—	—	(3)	(3)
Reclassification	87	(128)	41	—

Balance at December 31, 2016, as restated	99,509	823,836	30,114	953,459

Additions	583	532	410	1,525
Transferred from construction in progress	1,967	87,129	1,707	90,803
Disposals	(709)	(68,719)	(1,936)	(71,364)
Disposal of a subsidiary	—	(33)	—	(33)
Reclassification	(18)	(272)	290	—

Balance at December 31, 2017	101,332	842,473	30,585	974,390

Accumulated depreciation and impairment:
Balance at January 1, 2016, as previously reported	(47,102)	(504,015)	(21,225)	(572,342)
Adjusted for the Eighth Acquisition (Note 1)	—	(39)	(2)	(41)

Balance at January 1,2016, as restated	(47,102)	(504,054)	(21,227)	(572,383)
Depreciation and impairment charge for the year	(4,527)	(56,956)	(2,267)	(63,750)
Written back on disposals	681	70,010	1,652	72,343
Disposal of a subsidiary	—	—	2	2
Reclassification	(70)	83	(13)	—

Balance at December 31, 2016, as restated	(51,018)	(490,917)	(21,853)	(563,788)

Depreciation and impairment charge for the year	(4,326)	(63,903)	(2,145)	(70,374)
Written back on disposal	620	63,553	1,839	66,012
Disposal of a subsidiary	—	17	—	17
Reclassification	18	184	(202)	—

Balance at December 31, 2017	(54,706)	(491,066)	(22,361)	(568,133)

Net book value at December 31, 2017	46,626	351,407	8,224	406,257

Net book value at December 31, 2016, as restated	48,491	332,919	8,261	389,671

In order to expedite the construction of the new generation network and create state-of-the-art network experience, the Group resolved to accelerate the upgrade and replacement of corporate information system equipment, IPTV equipment and CDN equipment in order to promote the long-term sustainable development of the Group.

During the year, after reviewing the current condition of existing network equipment and assessing the impact of the evolution in telecommunications technologies and the business development needs, the Company considered the estimated useful lives of corporate information system equipment, IPTV equipment and CDN equipment would change from previously anticipated. As a result, the Group changed the estimated depreciable lives of such equipment from 10 years to 5 years, which could more accurately and appropriately reflect the changes in the Group’s expected consumption pattern of economic benefits embodied in these assets.

The changes in accounting estimates are implemented with effect from October 1, 2017. Effect of changes in depreciable lives is estimated to increase depreciation expense by approximately RMB4,045 for the year ended December 31, 2017. The effect of such changes in depreciable lives represents a temporary difference, therefore does not have any effect on the total depreciation expenses of those assets during the assets’ lives.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2016, as previously reported	69,103
Adjusted for Eighth Acquisition (Note 1)	4

Balance at January 1, 2016, as restated	69,107
Additions	97,043
Transferred to property, plant and equipment	(82,079)
Transferred to intangible assets	(3,685)

Balance at December 31, 2016, as restated	80,386
Additions	88,359
Transferred to property, plant and equipment	(90,803)
Transferred to intangible assets	(4,836)

Balance at December 31, 2017	73,106

10.	GOODWILL

	December 31,
	2016	2017
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,923	29,920

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

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.8% (2016: 9.4%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	INTANGIBLE ASSETS

Software
RMB
Cost:
Balance at January 1, 2016	26,301
Additions	363
Transferred from construction in progress	3,685
Disposals	(531)

Balance at December 31, 2016	29,818
Additions	175
Transferred from construction in progress	4,836
Disposals	(268)
Disposal of a subsidiary	(11)

Balance at December 31, 2017	34,550

Accumulated amortization and impairment:
Balance at January 1, 2016	(15,562)
Amortization charge for the year	(3,500)
Written back on disposals	488

Balance at December 31, 2016	(18,574)
Amortization charge for the year	(3,843)
Written back on disposals	250
Disposal of a subsidiary	8

Balance at December 31, 2017	(22,159)

Net book value at December 31, 2017	12,391

Net book value at December 31, 2016	11,244

12.	INTERESTS IN ASSOCIATES

	December 31,
	2016	2017
	RMB	RMB
Unlisted equity investments, at cost	36,347	36,648
Share of post-acquisition changes in net assets	(1,775)	(922)

	34,572	35,726

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	27.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

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

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	2016	2017
	RMB	RMB
Current assets	39,565	30,517
Non-current assets	272,103	292,126
Current liabilities	171,568	150,438
Non-current liabilities	14,548	44,710

Operating revenues	54,474	68,665
(Loss) / profit for the year	(575)	1,943
Other comprehensive income for the year	—	—
Total comprehensive income for the year	(575)	1,943

Dividend received from the associate	—	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	125,552	127,495
Non-controlling interests of the associate	—	—
Group’s effective interest in the associate	27.9%	27.9%
Group’s share of net assets of the associate	35,029	35,571
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,782)	(1,580)

Carrying amount of the associate in the consolidated financial statements of the Group	33,247	33,991

	Shanghai Information Investment Incorporation
	2016	2017
	RMB	RMB
Current assets	6,688	7,146
Non-current assets	8,421	8,049
Current liabilities	5,754	5,835
Non-current liabilities	3,104	2,673

Operating revenues	4,222	4,313
Profit for the year	413	563
Other comprehensive income for the year	24	22
Total comprehensive income for the year	437	585

Dividend received from the associate	9	9

Reconciled to the Group’s interests in the associate
Net assets of the associate	6,251	6,687
Non-controlling interests of the associate	(1,940)	(2,004)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	1,035	1,124

Carrying amount of the associate in the consolidated financial statements of the Group	1,035	1,124

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2016	2017
	RMB	RMB
The Group’s share of profit of these associates	21	36
The Group’s share of other comprehensive income of these associates	—	2
The Group’s share of total comprehensive income of these associates	21	38
Aggregate carrying amount of these associates in the consolidated financial statements of the Group	290	611

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INVESTMENTS

	December 31,
	2016	2017
	RMB	RMB
Available-for-sale listed equity securities	1,369	969
Other unlisted equity investments	166	185

	1,535	1,154

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

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2017	2016	2017	2016	2017	2016
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,626	1,531	—	—	1,626	1,531
Property, plant and equipment, and others	3,782	3,410	(7,789)	(4,416)	(4,007)	(1,006)
Deferred revenues and installation costs	71	120	(52)	(85)	19	35
Available-for-sale equity securities	—	—	(169)	(269)	(169)	(269)

Deferred tax assets/(liabilities)	5,479	5,061	(8,010)	(4,770)	(2,531)	291

	Balance at January 1, 2015	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2015
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment, and others	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

	Balance at January 1, 2016	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2016
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment, and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35

Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

	Balance at January 1, 2017	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2017
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment, and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE

Short-term debt comprises:

	December 31,
	2016	2017
	RMB	RMB
Loans from banks – unsecured	16,411	16,565
Super short-term commercial papers – unsecured	18,996	18,745
Other loans – unsecured	102	150
Loans from China Telecom Group – unsecured	5,271	19,098

Total short-term debt	40,780	54,558

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2016 and 2017 was 3.3% per annum and 4.0% per annum, respectively. As of December 31, 2017, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 7.3% (2016: 3.9% to 4.4%) per annum, and are repayable within one year; as of December 31, 2017, super short-term commercial papers bear interest at rates ranging from 4.1% to 4.2% (2016: 2.3% to 2.9%) per annum and was repaid by March 19, 2018; the loans from China Telecom Group bear interest at rate of 3.5% (2016: 3.5% to 4.1%) per annum and are repayable within one year.

Long-term debt and payable comprises:

		December 31,
	Interest rates and final maturity	2016	2017
		RMB	RMB
Bank loans – unsecured

Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2036	9,245	9,148

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2048	446	370

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	239	223

Other currencies denominated		5	—

		9,935	9,741
Other loans – unsecured

Renminbi denominated		1	1

Amount due to China Telecom Group – unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	—
Loans from China Telecom Group – unsecured
Renminbi denominated (Note (iii))		—	40,000

Total long-term debt and payable		71,646	49,742

Less: Current portion		(62,276)	(1,146)

Non-current portion		9,370	48,596

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

15.	SHORT-TERM AND LONG-TERM DEBT AND PAYABLE (continued)

Notes:
(i)	The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognized the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and the face value of the Low-interest Loans was recognized as government grants in deferred revenue at initial recognition (Note 18).
(ii)	Represented the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces , municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company fully repaid the deferred consideration in November and December 2017. The Company paid interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and would be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rate for 2017 was 4.11%.
(iii)	The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on December 25, 2017, which are repayable within 3 to 5 years.

The aggregate maturities of the Group’s long-term debt and payable subsequent to December 31, 2017 are as follows:

RMB
2018	1,146
2019	1,088
2020	21,044
2021	983
2022	20,944
Thereafter	4,537

49,742

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As of December 31, 2016 and 2017, the Group had unutilized committed credit facilities amounting to RMB161,229 and RMB154,793 respectively.

16.	ACCOUNTS PAYABLE

	December 31,
	2016	2017
	RMB (restated)	RMB
Third parties	96,736	93,324
China Telecom Group	21,331	22,682
China Tower	3,697	2,611
Other telecommunications operators in the PRC	729	704

	122,493	119,321

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	ACCRUED EXPENSES AND OTHER PAYABLES

			December 31,
	Notes		2016	2017
			RMB (restated)	RMB
Amounts due to China Telecom Group	(i	)	1,813	1,838
Amounts due to China Tower			807	1,374
Amounts due to other telecommunications operators in the PRC			41	59
Accrued expenses	(ii	)	21,297	24,864
Value-added tax payable			797	645
Customer deposits and receipts in advance			66,418	69,915

			91,173	98,695

Notes:
(i)	Amounts due to China Telecom Group as of December 31, 2017 includes the consideration of the Eighth Acquisition amounting to RMB87, among which the consideration of the acquisition of Zhonghe Hengtai was fully paid by March 23, 2018, while the remaining consideration payable in respect of the acquisition of the Satcom Business had not been fully paid at the end of the reporting period.
(ii)	Accrued expenses as of December 31, 2017 includes the unpaid portion of consideration of the acquisition of non-controlling interest of a subsidiary of the Group amounting to RMB119, which has been fully settled on January 23, 2018.

18.	DEFERRED REVENUES

Deferred revenues mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortized portion of government grants (Note 15).

	December 31,
	2016	2017
	RMB	RMB
Balance at beginning of year	2,482	3,558
Additions for the year
— calling cards	753	390
— government grants	1,494	—

	2,247	390

Reductions for the year
— amortization of installation fees	(294)	(208)
— usage of calling cards	(625)	(384)
— amortization of government grants	(252)	(295)

Balance at end of year	3,558	3,061

Representing:
— current portion	1,253	1,233
— non-current portion	2,305	1,828

	3,558	3,061

Included in other assets are primarily capitalized direct costs associated with the installation of wireline services. As of December 31, 2016 and 2017, the unamortized portion of these costs was RMB367 and RMB228 respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	SHARE CAPITAL

	December 31,
	2016	2017
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

20.	RESERVES

	Capital reserve	Share premium	Surplus reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (ii))
Balance as of January 1, 2015, as previously reported	17,064	10,746	69,072	384	(941)	111,926	208,251
Adjusted for the Eighth Acquisition (Note 1)	10	—	—	—	—	25	35

Balance as of January 1, 2015, as restated	17,074	10,746	69,072	384	(941)	111,951	208,286
Total comprehensive income for the year, as restated	—	—	—	492	129	20,058	20,679
Acquisition of non-controlling interests	(1)	—	—	—	—	—	(1)
Contribution from non-controlling interests	87	—	—	—	—	—	87
Dividends (Note 27)	—	—	—	—	—	(6,160)	(6,160)
Appropriations (Note (iii))	—	—	1,901	—	—	(1,901)	—

Balance as of December 31, 2015, as restated	17,160	10,746	70,973	876	(812)	123,948	222,891
Total comprehensive income for the year, as restated	—	—	—	(165)	190	18,018	18,043
Dividends (Note 27)	—	—	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	—	—	(1,638)	—

Balance as of December 31, 2016, as restated	17,160	10,746	72,611	711	(622)	133,839	234,445
Total comprehensive income for the year	—	—	—	(293)	(259)	18,617	18,065
Acquisition of the Eighth Acquired Group (Note 1)	(80)	—	—	—	—	(7)	(87)
Acquisition of non-controlling interests	46	—	—	—	—	—	46
Dividends (Note 27)	—	—	—	—	—	(7,530)	(7,530)
Appropriations (Note (iii))	—	—	1,686	—	—	(1,686)	—
Others	—	—	—	(4)	—	—	(4)

Balance as of December 31, 2017	17,126	10,746	74,297	414	(881)	143,233	244,935

Notes:

(i)	Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consolidation paid by the Group for the acquisition of non-controlling interests and the historical carrying amount of the non-controlling interests acquired.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognized due to the change in fair value of available-for-sale equity securities.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

20.	RESERVES (continued)

(iii)	The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2017, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended December 31, 2017, the Company transferred RMB1,686, being 10% of the year’s net profit, to this reserve. For the year ended December 31, 2016, the Company transferred RMB1,638, being 10% of the year’s net profit determined in accordance with the IFRS. As of December 31, 2016 and 2017, the amount of statutory surplus reserve was RMB26,532 and RMB28,218 respectively.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, the amount of discretionary surplus reserve was RMB46,079.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As of December 31, 2016 and 2017, the amount of retained earnings available for distribution was RMB112,631 and RMB120,270 respectively, being the amount determined in accordance with IFRS. Final dividend of approximately RMB7,518 in respect of the financial year 2017 proposed after the end of the reporting period has not been recognized as a liability in the consolidated financial statements at the end of the reporting period (Note 27).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

			Year ended December 31,
	Notes		2015	2016	2017
			RMB	RMB	RMB
			(restated)	(restated)
Voice	(i	)	78,661	70,185	61,678
Internet	(ii	)	126,665	150,449	172,554
Information and application services	(iii	)	66,377	66,881	73,044
Telecommunications network resource services and lease of network equipment	(iv	)	17,635	17,781	19,125
Others	(v	)	42,179	47,238	39,828

			331,517	352,534	366,229

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.
(iv)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	NETWORK OPERATIONS AND SUPPORT EXPENSES

			Year ended December 31,
	Note		2015	2016	2017
			RMB	RMB	RMB
			(restated)	(restated)
Operating and maintenance			46,193	48,390	55,360
Utility			12,521	13,148	12,522
Property rental and management fee	(i	)	14,115	22,327	26,926
Others			8,604	10,291	9,161

			81,433	94,156	103,969

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (“Tower Assets”) (hereinafter referred to as the “Tower Assets lease fee”).

23.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(restated)	(restated)
Network operations and support	33,842	36,286	38,574
Selling, general and administrative	18,744	18,218	17,469

	52,586	54,504	56,043

24.	OTHER OPERATING EXPENSES

			Year ended December 31,
	Notes		2015	2016	2017
			RMB	RMB	RMB
			(restated)	(restated)
Interconnection charges	(i	)	12,363	11,822	12,223
Cost of goods sold	(ii	)	34,990	38,705	31,712
Donations			18	19	23
Others	(iii	)	1,534	1,740	1,654

			48,905	52,286	45,612

Notes:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	NET FINANCE COSTS

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(restated)	(restated)
Interest expense incurred	4,901	4,200	3,913
Less: Interest expense capitalized*	(327)	(498)	(327)

Net interest expense	4,574	3,702	3,586
Interest income	(376)	(354)	(429)
Foreign exchange losses	154	209	664
Foreign exchange gains	(79)	(322)	(530)

	4,273	3,235	3,291

* Interest expense was capitalized in construction in progress at the following rates per annum	3.5%-5.5%	4.1%-5.0%	3.9%-4.9%

26.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(restated)	(restated)
Provision for PRC income tax	7,128	3,478	3,147
Provision for income tax of other tax jurisdictions	74	155	123
Deferred taxation	(650)	2,360	2,922

	6,552	5,993	6,192

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Year ended December 31,
	Notes		2015	2016	2017
			RMB	RMB	RMB
			(restated)	(restated)
Earnings before income tax			26,698	24,116	24,953

Expected income tax expense at statutory tax rate of 25%	(i	)	6,674	6,029	6,238
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(400)	(275)	(108)
Differential tax rate on other subsidiaries’ income	(ii	)	(25)	(53)	(82)
Non-deductible expenses	(iii	)	431	485	380
Non-taxable income	(iv	)	(75)	(105)	(112)
Others	(v	)	(53)	(88)	(124)

Actual income tax expense			6,552	5,993	6,192

Notes:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 39%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 28, 2018, a final dividend of equivalent to HK$0.115 per share totaling approximately RMB7,518 for the year ended December 31, 2017 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 23, 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 in respect of the year ended 31 December 2016 was declared and paid on July 21, 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 25, 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 in respect of the year ended December 31, 2015 was declared and paid by July 15, 2016.

28.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2015, 2016 and 2017 is based on the profit attributable to equity holders of the Company of RMB20,058, RMB18,018 and RMB18,617, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

29.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases and these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2017, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

RMB
2018	20,680
2019	19,563
2020	16,730
2021	6,631
2022	3,376
Thereafter	2,786

Total minimum lease payments	69,766

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2015, 2016 and 2017 were RMB10,329 ,RMB21,240 and RMB25,493, respectively.

Capital commitments

As of December 31, 2017, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	346
- telecommunications network plant and equipment	10,900

11,246

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

29.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)	As of December 31, 2016 and 2017, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

The Group’s available-for-sale listed equity securities are categorized as level 1 financial instruments. The fair value of the Group’s available-for-sale listed equity securities, which amounted to RMB1,369 and RMB969 as of December 31, 2016 and 2017 respectively was based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale listed equity securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

The fair values of long-term debt and payable is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2016: 1.0% to 4.9%). As of December 31, 2016 and 2017, the carrying amounts and fair value of the Group’s long-term debt and payable were as follows:

	December 31, 2016		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt and payable	71,646	71,741	49,742	48,256

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

(b) Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which mainly comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorizes changes if necessary based on operating and market conditions and other relevant risks. The following summarizes the qualitative and quantitative disclosures for each of the three main types of risks:

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2016
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	40,780	41,425	41,425	—	—	—
Long-term debt and payable	71,646	75,126	62,307	1,187	3,601	8,031
Accounts payable, as restated	122,493	122,493	122,493	—	—	—
Accrued expenses and other payables, as restated	91,173	91,173	91,173	—	—	—
Finance lease obligations	102	112	58	20	31	3

	326,194	330,329	317,456	1,207	3,632	8,034

	2017
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	54,558	55,682	55,682	—	—	—
Long-term debt	49,742	58,543	2,725	2,716	46,612	6,490
Accounts payable	119,321	119,321	119,321	—	—	—
Accrued expenses and other payables	98,695	98,695	98,695	—	—	—
Finance lease obligations	77	85	56	14	13	2

	322,393	332,326	276,479	2,730	46,625	6,492

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	FINANCIAL INSTRUMENTS (continued)

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

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2016		2017
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	3.3	39,854	4.0	54,042
Long-term debt	1.2	9,936	3.3	49,742

		49,790		103,784
Variable rate debt:
Short-term debt	4.2	926	4.1	516
Deferred consideration due to China Telecommunications Corporation (as defined in Note 15)	4.1	61,710		—

		62,636		516

Total debt		112,426		104,300

Fixed rate debt as a percentage of total debt		44.3%		99.5%

As of December 31, 2016 and 2017, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB470 and RMB4 respectively.

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2016.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 81.6% (2016: 81.8%) of the Group’s cash and cash equivalents and 99.4% (2016: 99.4%) of the Group’s short-term and long-term debt and payable as of December 31, 2017 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

31.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	CAPITAL MANAGEMENT (continued)

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt and payable, and finance lease obligations. As of December 31, 2016 and 2017, the Group’s total debt-to-total assets ratio was 17.2% and 15.8% respectively, which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

32.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Short-term Debt	Long-term debt and payable	Finance lease obligations	Consideration payables in respect of the Eighth Acquisition (Note 17)	Consideration payable in respect of the acquisition of non-controlling interests (Note 17)	Dividend payable	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	40,780	71,646	102	—	—	—	112,528
Financing cash flows	13,778	(22,191)	(84)	—	(31)	(7,619)	(16,147)
New finance leases	—	—	55	—	—	—	55
Interest expenses	—	295	9	—	—	—	304
Foreign exchange gain	—	(8)	—	—	—	—	(8)
Acquisition of the Eighth Acquired Group	—	—	—	87	—	—	87
Acquisition of non-controlling interests	—	—	—	—	150	—	150
Distribution to non-controlling interests	—	—	—	—	—	89	89
Dividends declared	—	—	—	—	—	7,530	7,530
Others	—	—	(5)	—	—	—	(5)

Balance as of December 31, 2017	54,558	49,742	77	87	119	—	104,583

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	RELATED PARTY TRANSACTIONS

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

			Year ended December 31,
	Notes		2015	2016	2017
			RMB	RMB	RMB
			(restated)	(restated)
Purchases of telecommunications equipment and materials	(i	)	5,285	5,199	4,248
Sales of telecommunications equipment and materials	(i	)	2,856	2,786	3,291
Construction and engineering services	(ii	)	19,885	18,936	18,672
Provision of IT services	(iii	)	181	312	642
Receiving IT services	(iii	)	1,362	1,597	1,812
Receiving community services	(iv	)	2,860	2,871	3,028
Receiving ancillary services	(v	)	12,715	13,938	16,072
Property lease income	(vi	)	47	36	53
Property lease expenses	(vi	)	673	559	654
Net transaction amount of centralized services	(vii	)	486	523	727
Interconnection revenues	(viii	)	59	60	48
Interconnection charges	(viii	)	468	232	193
Internet applications channel services	(ix	)	368	332	344
Interest on amounts due to and loans from China Telecom Group	(x	)	4,048	2,928	2,720
Lease of CDMA network facilities	(xi	)	226	154	174
Lease of inter-provincial transmission optic fibres	(xii	)	22	16	13
Lease of land use rights	(xiii	)	13	6	3

Notes:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom Group and loans from China Telecom Group (Note 15).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2016	2017
	RMB	RMB
	(restated)
Accounts receivable	966	1,502
Prepayments and other current assets	798	774

Total amounts due from China Telecom Group	1,764	2,276

Accounts payable	21,331	22,682
Accrued expenses and other payables	1,813	1,838
Short-term debt	5,271	19,098
Long-term debt and payable	61,710	40,000

Total amounts due to China Telecom Group	90,125	83,618

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 15.

As of December 31, 2016 and 2017, no material allowance for doubtful debts was recognized in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

			Year ended December 31,
	Notes		2015	2016	2017
			RMB	RMB	RMB
Tower Assets Disposal			30,131	—	—
Tower Assets lease fee	(i	)	2,742	11,657	15,389
Provision of IT services	(ii	)	—	12	49

Notes:

(i)	Represent amounts paid and payable to China Tower for the lease of the Tower Assets.

The Company and China Tower entered into agreement on July 8, 2016 and a supplemental agreement on February 1,2018 to confirm the pricing and related arrangements in relation to the leases of the Tower Assets.

(ii)	Represent IT services provided to China Tower.

Amounts due from/to China Tower are summarized as follows:

	2016	2017
	RMB	RMB
Accounts receivable	10	5
Prepayments and other current assets	2,278	2,152

Total amounts due from China Tower	2,288	2,157

Accounts payable	3,697	2,611
Accrued expenses and other payables	807	1,374

Total amounts due to China Tower	4,504	3,985

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

33.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with China Tower (continued)

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As of December 31, 2016 and 2017, no material allowance for doubtful debts was recognized in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	9,859	9,886	7,804
Post-employment benefits	916	801	816

	10,775	10,687	8,620

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

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 13% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the years ended December 31, 2015, 2016 and 2017 were RMB6,590 and RMB6,656 and RMB6,884 respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2016 and 2017 was RMB597 and RMB569 respectively.

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

All stock appreciation rights granted by the Company in 2012 expired in 2016. During the years ended December 31, 2015 and 2016, no stock appreciation right units were exercised. For the year ended December 31, 2016, compensation expense of RMB152 was reversed by the Group in respect of stock appreciation rights as a result of the expiration of the stock appreciation right units granted by the Company in 2012. For the year ended December 31, 2015, compensation expense of RMB102 was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company.

As of December 31, 2016 and 2017, no liability arising from stock appreciation rights was assumed by the Company.

36.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2017 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities
China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC	542	Provision of system integration and consulting services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	PRINCIPAL SUBSIDIARIES (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$1,000,001	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC	500	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia	AUD1 million	Provision of international value-added network services

China Telecom Korea Co.,Ltd	Limited Company	May 16, 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	June 26, 2012	Malaysia	MYR3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam	VND10,500 million	Provision of international value-added network services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	PRINCIPAL SUBSIDIARIES (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB millions unless otherwise stated)	Principal activities

iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	11	Provision of instant messenger service

Tianyi Capital Holding Co., Ltd.	Limited Company	November 30, 2017	PRC	5,000	Capital Investment and provision of consulting services

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Impairment of goodwill and long-lived assets

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

For the year ended December 31, 2017, provision for impairment loss of RMB10 was made against the carrying value of long-lived assets. For the year ended December 31, 2016, provision for impairment losses of RMB62 were made against the carrying value of long-lived assets. For the year ended December 31, 2015, provision for impairment losses of RMB51 were made against the carrying value of long-lived assets. In determining the recoverable amount of these equipment, significant judgements were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortization

Property, plant and equipment and intangible assets with finite useful lives are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Classification of lease arrangement with China Tower

The Company and China Tower entered into a lease arrangement regarding the leases of Tower Assets on July 8, 2016 and a supplemental agreement on February 1, 2018. Management evaluated the detailed clauses of the leases agreement and determined such lease arrangements as operating leases according to the accounting policies disclosed in Note 2(m) and based on the following judgements: (i) the Company does not expect any transfer of ownership of Tower Assets from China Tower by the end of the lease term; (ii) the Company considered the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only the Company can use them without major modifications.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	POSSIBLE IMPACT OF AMENDMENTS TO STANDARDS , NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2017

Up to the date of issue of these consolidated financial statements, the IASB has issued the following amendments to standards, new standards and interpretations which are not yet effective and not early adopted for the annual accounting period ended December 31, 2017:

Effective for accounting period beginning on or after
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers” and the related Amendments	January 1, 2018
IFRIC 22, “Foreign Currency Transactions and Advance Consideration”	January 1, 2018
Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	January 1, 2018
Amendments to IAS 40, “Transfers of Investment Property”	January 1, 2018
Amendments to IAS 28 as part of “Annual Improvements to IFRS Standards 2014-2016 Cycle”	January 1, 2018
IFRS 16, “Leases”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
Amendments to IFRSs “Annual Improvements to IFRS Standards 2015-2017 Cycle”	January 1, 2019
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”	January 1, 2019
IFRS 17 “Insurance Contracts”	January 1, 2021
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

The Group is in the process of making an assessment of the impact that will result from adopting the amendments to standards, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on December 31, 2017. Except for IFRS 9 “Financial Instruments”, IFRS 15, “Revenue from Contracts with Customers”, and IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments to standards, new standards and interpretations is unlikely to have a significant impact on its financial position and the results of operations.

IFRS 9 “Financial Instruments”

IFRS 9 introduces new requirements for the classification and measurement of financial assets, financial liabilities, general hedge accounting and impairment requirements for financial assets.

Key requirements of IFRS 9 which are relevant to the Group are:

•

IFRS 9 contains three principal classification categories for financial assets: measured at (1) amortised cost, (2) fair value through profit or loss (“FVTPL”), and (3) fair value through other comprehensive income (“FVTOCI”). Specifically:

•

Debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt investments that are held within a business model whose objective is achieved both collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. Other debt investments are measured at FVTPL.

•

For equity securities, the classification is FVTPL regardless of the entity’s business model. However, entities may make an irrecoverable election to present subsequent changes in the fair value of an equity investments (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39, “Financial Instruments: Recognition and Measurement”. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	POSSIBLE IMPACT OF AMENDMENTS TO STANDARDS , NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2017 (continued)

IFRS 9 “Financial Instruments” (continued)

Based on the Group’s financial instruments and risk management policies as of December 31, 2017, the directors of the Company anticipate the following potential impact on initial application of IFRS 9:

Classification and measurement:

Listed equity securities classified as available-for-sale investments carried at fair value as disclosed in note 13: these securities qualified for designation as measured at FVTOCI under IFRS 9, however, the fair value gains accumulated in other reserves amounting to RMB674 as of January 1, 2018 will no longer be subsequently reclassified to profit or loss under IFRS 9, which is different from the current treatment. This will affect the amounts recognized in the Group’s profit or loss and other comprehensive income in the future, but will not affect total comprehensive income;

Equity securities classified as available-for-sale investments carried at cost less impairment as disclosed in note 13: these securities qualified for designation as measured at FVTOCI under IFRS 9 and the Group will measure these securities at fair value at the end of subsequent reporting periods with fair value gains or losses to be recognized as other comprehensive income and accumulated in other reserves. The directors of the Company anticipate that the remeasurement of these securities will not have significant impact on the Group’s consolidated financial statements; and

Other financial assets and financial liabilities will continue to be measured on the same bases as are currently measured under IAS 39.

Impairment

In general, the directors of the Company anticipate that the application of the expected credit loss model of IFRS 9 will result in earlier recognition of credit losses which are not yet incurred in relation to the Group’s financial assets measured at amortized costs and other items that subject to the impairment provisions upon application of IFRS 9 by the Group.

Based on the assessment by the directors of the Company, if the expected credit loss model were to be applied by the Group, the accumulated amount of impairment loss to be recognized by the Group as of January 1, 2018 would be slightly increased as compared to the accumulated amount recognized under IAS 39 mainly attributable to expected credit losses provision on accounts receivable. Such further impairment recognized under expected credit loss model would reduce the opening retained earnings and increase the deferred tax assets as of January 1, 2018.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	POSSIBLE IMPACT OF AMENDMENTS TO STANDARDS , NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2017 (continued)

IFRS 15, “Revenue from Contracts with Customers” (continued)

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

The directors of the Company have assessed the impact on application of IFRS 15 to the Group’s consolidated financial statements as follows:

•

Consideration payable to a customer will be accounted for as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity and the fair value of the good or service received from the customer can be reasonably estimated. The directors of the Company have assessed that certain subsidies payable to third party agent incurred in respect of customer contracts, which will be ultimately enjoyed by end customers, may be qualified as consideration payable to customers under IFRS 15 and accounted for as a reduction of operating revenues. Such costs are generally expensed as incurred before the application of IFRS 15.

•

The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Company’s sales of the promotional packages. Before the application of IFRS 15, the total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method as illustrated in Note 2(o), which is no longer applicable under IFRS 15. IFRS 15 requires entities to allocate the transaction price to each performance obligation in the contract on a relative stand-alone selling price basis. The primary impact on revenue recognition will be that when the Company sells promotional packages, which involve the bundled sales of terminal equipment, to customers, revenue allocated to terminal equipment and recognized at contract inception, when control of the terminal equipment typically passes from the Company to the customer, will increase and revenue subsequently recognized as telecommunications services are delivered during the contract period will reduce.

•

Certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortized as revenue is recognized under the related contract. The directors of the Company have assessed that certain commissions incurred in obtaining customer contracts that payable to third party agents may be qualified as incremental costs under IFRS 15 and will be deferred on the consolidated statement of financial position and recognized as an expense when related revenue is recognized under the contract. Such costs are generally expensed as incurred before the application of IFRS 15.

The combined impact of the changes is expected to increase the gross profit recorded at inception on many customer contracts; in such cases, this will typically reduce the gross profit reported during the remainder of the contract term; however, these timing differences will not impact the total gross profit reported for a customer contract over the contract term.

Under the limited retrospective method, the Group applied the requirements to the open contracts existed at January 1, 2018, resulting in an increase to the opening retained earnings for 2018 ranging from approximately RMB3,500 to RMB4,000 for the cumulative effect of the change.

In addition, the application of IFRS 15 in the future may result in more disclosures in the consolidated financial statements.

IFRS 16, “Leases”

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17, “Leases” and the related interpretations when it becomes effective.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	POSSIBLE IMPACT OF AMENDMENTS TO STANDARDS , NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2017 (continued)

IFRS	16, “Leases” (continued)

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

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under the IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing and operating cash flows, respectively, by the Group.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

The directors of the Company are in the process of making an assessment of the impact that will result from adopting IFRS 16. A preliminary assessment indicates that the Group will recognize a right-of-use asset and a corresponding liability in respect of all the operating leases unless they qualify for low value or short-term leases upon the application of IFRS 16. In addition, the application of new requirements may result in changes in measurement, presentation and disclosure as indicated above. However, it is not practicable to provide a reasonable estimate of the financial effect until the directors of the Company complete a detailed review.

39.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Company as of December 31, 2017 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.