Form 20-F
period 2018-12-31
CHINA TELECOM CORP LTD
filed 2019-04-29
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 1-31517

中国电信股份有限公司

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

28/F, Everbright Centre

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

As of December 31, 2018, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2017 and 2018, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2014, 2015 and 2016 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2014 and 2015 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflect the establishment of new subsidiaries in 2014, the tower assets disposal in 2015, the disposal of Chengdu E-store Technology Co., Ltd., or E-Store, the establishment of Tianyi Capital Holding Co., Ltd., or Tianyi Capital, and the acquisitions of the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited, or Zhonghe Hengtai, in 2017 and the establishment of new subsidiaries in 2018 described under “Item 4. Information on the Company—A. History and Development of the Company—Changes in Our Corporate Organization in 2014”, “—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, “—Disposal of E-store and Establishment of Tianyi Capital” and “—Establishment of China Telecom Leasing Corporation Limited” and “Item 5. Operating and Financial Review and Prospects”.

	As of or for the year ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	324,755	331,517	352,534	366,229	377,124	54,850
Operating expenses	(296,239)	(305,070)	(325,314)	(339,009)	(348,410)	(50,674)
Operating income	28,516	26,447	27,220	27,220	28,714	4,176
Earnings before income tax	23,265	26,698	24,116	24,953	28,148	4,094
Income tax	(5,498)	(6,552)	(5,993)	(6,192)	(6,810)	(990)
Profit attributable to equity holders of the Company	17,688	20,058	18,018	18,617	21,210	3,085
Basic earnings per share(1)	0.22	0.25	0.22	0.23	0.26	0.04
Basic earnings per ADS(1)	21.86	24.78	22.26	23.00	26.21	3.81
Cash dividends declared per share	0.08	0.08	0.09	0.09	0.11	0.02

	As of or for the year ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	20,436	31,869	24,617	19,410	16,666	2,424
Accounts receivable, net	21,756	21,190	21,465	22,096	20,475	2,978
Total current assets	59,782	78,267	74,134	71,550	73,005	10,618
Property, plant and equipment, net	372,898	374,004	389,671	406,257	407,795	59,311
Total assets	561,537	629,747	652,558	661,194	663,382	96,485
Short-term debt	43,976	51,636	40,780	54,558	49,537	7,205
Current portion of long-term debt and payable	82	84	62,276	1,146	1,139	166
Accounts payable	88,587	118,128	122,493	119,321	107,887	15,692
Total current liabilities	206,553	256,074	319,133	275,408	258,920	37,658
Long-term debt and payable	62,494	64,830	9,370	48,596	44,852	6,523
Deferred revenues (including current portion)	1,858	2,482	3,558	3,061	1,829	266
Total liabilities	271,394	324,957	336,210	334,497	319,283	46,438
Equity attributable to equity holders of the Company	289,218	303,823	315,377	325,867	343,069	49,897

Consolidated Cash Flow Data:
Net cash generated from operating activities	96,412	108,755	101,135	96,502	99,298	14,442
Net cash used in investing activities(2)	(81,715)	(102,255)	(99,043)	(85,263)	(85,954)	(12,501)
Capital expenditures(2)	(80,280)	(101,903)	(96,678)	(87,334)	(83,835)	(12,193)
Net cash (used in) / generated from financing activities	(10,327)	4,809	(9,555)	(16,147)	(16,283)	(2,368)

(1)

The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2014, 2015, 2016, 2017 and 2018 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.

(2)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 28, 2018, a final dividend of RMB7,568 million (RMB0.093512 per share equivalent to HK$0.115 per share, pre-tax) for the year ended December 31, 2017 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 19, 2019, a final dividend of approximately RMB8,629 million (RMB0.106621 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2018 was proposed for shareholders’ approval at the forthcoming annual general meeting.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2018 (RMB6.8755 to US$1.00 and HK$7.8305 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “D. Risk Factors—Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” under this Item. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. Examples of such government regulations and restrictions are set forth in “D. Risk Factors—Risks Relating to the People’s Republic of China—Government restriction on currency conversion may adversely affect our financial condition”.

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

In December 2013, each of China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation), or China Mobile Group, China Telecom Group and China United Network Communications Group Company Limited, or Unicom Group, was granted the permit to provide 4G services based on LTE/Time Division Duplex standard, or TD-LTE, technologies nationwide. In February 2015, China Telecom Group and Unicom Group were granted the permit to provide 4G services based on Frequency Division Long Term Evolution standard, or LTE FDD, technologies nationwide. In April 2018, China Mobile Group was granted the permit to provide 4G services based on LTE FDD technologies pursuant to which China Mobile can develop mobile IoT and Industrial Internet services nationwide and LTE FDD services only in rural areas. In December 2018, China Telecom Group, China Mobile Group and Unicom Group were granted the approval from MIIT to utilize certain spectrum to conduct the fifth generation mobile communication pilot programs. We have been authorized by China Telecom Group to operate 4G business nationwide based on both TD-LTE technologies and LTE FDD technologies and to conduct 5G system scale trial in 17 cities. We cannot assure you that: (i) our 4G and 5G services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned 4G and 5G services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for 4G and 5G services for us to deliver these services profitably; (iv) our competitors’ 4G, 5G or newer technology based, services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in providing 4G and 5G services. The failure of any of these possible developments to occur could impede our growth, which could have a material adverse effect on our business, financial condition and results of operations. We expect that the market competition will be further intensified as a result of our competitors obtaining permits and expanding their 4G and 5G services, which could materially and adversely affect our business and prospect.

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

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging private capital to enter the industry. For more details of the three-network convergence policy, please see “Item 4. Information on the Company – B. Business Overview – Regulatory and Related Matters – Three-Network Convergence Policy”. For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company – B. Business Overview – Competition”. In 2018, MIIT further opened up broadband access markets to private capital in 17 provinces on a province-wide basis and an additional 39 pilot cities. In April 2018, the MIIT approved the commercialization of mobile telecommunication resale business, effective from May 2018. As of January 31, 2019, among the 42 mobile virtual network operators who had been approved by the MIIT to conduct resale business on a pilot basis, 32 of which had been granted commercial operation licenses; and among the 25 companies who signed resale agreements with us, 12 companies had been granted commercial operation licenses and the other companies are all in the process of applying for such licenses. As of December 31, 2018, there were a total of approximately 77.0 million users of mobile virtual network. Additionally, the PRC government had started mobile number portability pilot programs in five direct-controlled municipalities and provinces, and on March 5, 2019, the Government Work Report presented in the second plenary session of the 13th National People’s Congress of the PRC specified that the mobile number portability services will be implemented nationwide in 2019. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

China Telecom Group, a state-owned enterprise owned by the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, owned approximately 70.89% of our outstanding shares as of April 23, 2019. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as mobile Internet, the three-network convergence, cloud computing and Internet of Things, may render our existing services or technologies less competitive. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. Moreover, the successful deployment and application of such cutting edge technologies depend on a number of factors, including the integration of legacy networks and cloud security related challenges. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

Our ability to respond to technological developments in a cost-efficient manner may also be adversely affected by external factors, some of which are beyond our control. For example, the development in 5G technology is expected to have a major impact on our services. We have been engaged in standards formulation, network technology trial runs as well as planning of the application of 5G services towards commercialization. In December 2018, China Telecom Group was granted the approval from the MIIT to utilize the 3400-3500MHz spectrum nationwide for 5G system trial until June 30, 2020. In addition, we have been taking the initiatives to explore the feasibility of collaborative development of 5G and 4G. We have devoted, and will continue to devote, substantial resources in the development of 5G technology. However, various details concerning 5G services are still uncertain, including the timing of the issuance of 5G permits, the frequency bands allocated to 5G services and relevant regulations. In addition, there is no assurance that we will be able to roll out 5G services in an economically viable manner to gain favorable market share based on reasonable commercial terms with business partners without undue delay. Furthermore, the 5G industry chain is still under development, and we continue to explore 5G services’ business model and commercial applications. If we are unable to respond to these uncertainties, the expected benefits from our investment in development of 5G technology would not be fully realized or at all and such inability to respond to these uncertainties may materially and adversely affect our business in the future.

We are subject to risks associated with our telecommunications equipment suppliers and other business partners which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which in turn could adversely affect the supply chain and our business operations.

We procure our telecommunications network equipment and related maintenance and technical support from certain PRC and overseas telecommunications equipment suppliers. See “Item 4. Information on the Company—B. Business Overview—Network System”. We also transact business with our business partners who may operate globally. As these parties operate globally and are therefore subject to the laws and regulations in various jurisdictions, any restrictions, sanctions or other legal or regulatory actions could cause disruptions or other material difficulties in their business activities to the extent any government of the relevant jurisdictions imposes any restrictions on their import and export activities, or sanctions or other legal or regulatory actions against the suppliers and other business partners in connection with their business activities. The relevant jurisdictions include, among others, the United States, the European Union and the United Nations. Furthermore, as the supply of our telecommunications equipment relies on a global supply chain, which is vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities. Such disruptions could prevent those affected suppliers from delivering equipment and services to us in accordance with the agreed terms of supply, which in turn could negatively affect our business operations. For example, we may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

Cyber security breaches could have a material adverse effect on our operations.

We rely on information technology systems to process, transmit, store, and protect electronic information. As a telecommunications operator, we are considered a critical information infrastructure operator under the relevant PRC law and therefore are subject to the regulations designed to protect critical information infrastructure and therefore may be more likely to be targeted by cyber attack activities. Our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, cyber attacks, computer viruses, hackers, telecommunications failures, natural disasters, terrorist attacks, and other security issues. We have technology and information security processes and disaster recovery plans in place to mitigate our risks to these vulnerabilities. However, these measures may not be adequate to ensure that our operations will not be disrupted, should such an event occur.

Increasing regulatory focus on personal information protection could impact our business and expose us to increased liability.

Regulators in various jurisdictions are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business. Recent regulations, such as the General Data Protection Regulation (“GDPR”), which went into effect in the European Union (“EU”) on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of EU countries. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. Although we have not been subject to any GDPR sanctions , it is possible that the GDPR or other emerging regulations may be interpreted or applied in a manner that is adverse to us. Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or orders, including but not limited to privacy, data protection, information security, or consumer protection-related privacy laws and regulations, could result in proceedings or actions against us by governmental entities or individuals, subject us to fines, penalties, and/or judgments, or otherwise adversely affect our business, as our reputation could be negatively impacted.

We face a number of risks relating to our Internet-related services.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access, and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to cyber attacks, including, among others, unauthorized access, denial of service and use of malicious software. In addition, cyber attacks may cause equipment failures, loss of information, including confidential or otherwise protected information stored in our customers’ computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations, as well as disruptions to our operations or our customers’ operations. We have devoted significant resources to network security, data security and other security measures to protect our systems and data, but we cannot assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network, including our mobile network. Furthermore, it is difficult to estimate or calculate the economic costs caused by potential cyber security incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms, as the costs may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Thus, the economic costs to us to eliminate or alleviate cyber attacks could be significant. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs. Cyber attacks may also subject us to litigations, liabilities for information loss, breach of confidentiality of private information, and/or reputational damage. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cyber security threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could have a material adverse effect on our financial condition and results of operations.

In addition, because we provide connections to the Internet and host websites for customers and develop Internet information and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We are not able to screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims have been brought against other providers of online services in the past. Regardless of the merits of the lawsuits, these types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, results of operations and the market prices of our shares and ADSs.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud. We are required to comply with various PRC, U.S. and Hong Kong laws, rules and regulations on internal controls, including the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must issue an auditor’s report on the effectiveness of our internal control over financial reporting.

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any of the possible failure in maintaining the effective internal control over financial reporting could result in a decline of investor confidence in the reliability of our consolidated financial statements, which could cause the market prices of our ordinary shares and ADSs to fluctuate.

Revenues derived from our voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

Revenues from our voice services continued to decline during the past several years. Our revenues from voice services decreased by 12.1% from RMB70,185 million in 2016 to RMB61,678 million in 2017 and further decreased by 17.6% to RMB50,811 million in 2018. Percentage of revenues derived from our voice services out of our total operating revenues also continued to decrease, from 19.9% in 2016 to 16.8% in 2017 and 13.5% in 2018.

Of revenues from our voice services, revenues from wireline voice services decreased by 14.3% in 2017 compared to 2016 and further decreased by 11.4% in 2018 and the percentage of revenues derived from our wireline voice services out of our total operating revenues also continued to decrease, from 7.4% in 2016 to 6.1% in 2017 and 5.2% in 2018. This is primarily due to the fact that we continued to lose wireline telephone subscribers resulting from the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. The number of our wireline telephone subscribers decreased by 4.0% at the end of 2017 compared to that at the end of 2016 and further decreased by 4.4% at the end of 2018.

Revenues from our mobile voice services decreased by 10.8% in 2017 compared to 2016 and further decreased by 21.1% in 2018 and the percentage of revenues derived from our mobile voice services out of our total operating revenues also continued to decrease, from 12.5% in 2016 to 10.7% in 2017 and 8.3% in 2018. In recent years, while the number of subscribers of our mobile services and mobile voice usage have continued to grow, due to the increasing popularity of alternative means of communication and the continued decrease in our tariffs for mobile voice services, revenues from our mobile voice services still continued to decrease.

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

Communications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, poses a risk to us. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud. On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds (关于防范和打击电信网络诈骗犯罪的通告), and on December 19, 2016, the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security jointly issued the Opinions on Several Issues concerning the Application of Law to the Handling of Criminal Cases Involving Telecom and Internet Frauds (关于办理电信网络诈骗等刑事案件适用法律若干问题的意见).

We have implemented various measures, including, strictly demanding real name registration and strengthening business management, among others, to prevent and crack down on communications fraud. However, there is no assurance that such measures will prevent communications fraud effectively. Communications fraud as a result of our failure in implementing the real name registration measure may result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Our success depends on the continued services of our senior management team and other qualified employees.

Our continued success and growth depends on our ability to identify, hire, train and retain suitably skilled and qualified employees, including management personnel, with relevant professional skills. The services of our directors and members of senior management are essential to our success and future growth. As we have to compete for a limited supply of qualified employees, such as managerial, sales, administration, research and development and operating personnel with adequate skills and experience, in China, we may not be able to successfully attract, assimilate or retain all of the personnel we need. We may also need to offer superior compensation and other benefits to attract and retain key personnel and therefore cannot assure you that we will have the resources to fully achieve our staffing need. Due to the intense competition for management and other personnel and qualified employees in the telecommunications industry in mainland China, any failure to recruit and retain the necessary management personnel and other qualified employee could have a material adverse effect on our business and prospects.

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

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions. For example, the PRC governmental authorities have promulgated various regulations, rules, guidance opinions and other directives regarding network speed upgrade and tariff reduction. On May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. As a result, we carried out a series of measures, including launching the upgrade service in October 2015 which allowed handset data subscribers who subscribe to our monthly data packages to rollover the unused data remaining in the monthly packages to the next month. In addition, we ceased to charge handset subscribers domestic long distance and roaming fees on and from September 1, 2017. Meanwhile, we have significantly reduced the fees of international, Hong Kong, Macau and Taiwan long distance calls since May 1, 2017 and also have reduced the tariff of Internet dedicated line access for small and medium enterprises.

On March 5, 2018, the Government Work Report presented in the first plenary session of the 13th National People’s Congress of the PRC included certain policy requirements regarding network speed upgrade and tariff reduction, including requirements to: (i) increase efforts in implementing network speed upgrade and tariff reduction measures; (ii) achieve full coverage of high-speed broadband in cities and rural areas; (iii) expand the coverage of free Wifi Internet access in public areas; (iv) substantially reduce the tariffs of household broadband, corporate broadband and dedicated leased line; (v) cancel data roaming fee; and (vi) reduce mobile data tariff by at least 30% in 2018. In 2018, we implemented corresponding measures in due course to meet such policy requirements, including (i) starting July 1, 2018, we cancelled data roaming fee within mainland China; (ii) we launched “large data traffic packages” to reduce the unit price of data traffic products; (iii) we further reduced the tariff for international roaming charges in various countries and regions; (iv) we carried out broadband upgrade by promoting Hundred-Mbps broadband; and (v) we reduced the tariff of Internet dedicated line access and commercial dedicated line access for small and medium enterprises.

On March 5, 2019, the Government Work Report presented in the second plenary session of the 13th National People’s Congress of the PRC included policy requirements regarding further promotion of network speed upgrade and tariff reduction. Such requirements include a 15% further reduction in the average broadband tariff for small and medium enterprises and a more than 20% reduction in the average tariff of mobile network in 2019. We will take appropriate measures to meet policy requirements in due course.

Though we strive to sustain our competitive advantages through various initiatives, our revenues and profitability may be affected by these requirements on network speed upgrade and tariff reduction. We may also have to devote substantial resources, incur significant expenses and make strategic adjustment of business and operation strategies in order to meet these requirements and maintain our competitive advantages. Failure to effectively respond to such evolving standards in a timely and cost-efficient manner may materially and adversely affect our business, financial condition and results of operations. In addition, we may face further policy requirements imposed by the PRC government on network speed upgrade and price adjustment in the future. Any such requirements could materially and adversely affect our revenues, profitability and results of operations.

In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cyber Security Law of the PRC (“Cyber Security Law”) came into force on June 1, 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cyber security in China. In 2018, the PRC Government also published Information Security Technology — Personal Information Security Specification (信息安全技术个人信息安全规范), setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, on January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunication Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. On December 1, 2016, the amended PRC Regulations on the Management of Radio Operation (中华人民共和国无线电管理条例) came into effect. The amended provision provided that a permit is required for using certain radio frequencies, which may be obtained through a bidding process or auctions. As such, we may incur additional costs in the future when we need to obtain the permit to use certain radio frequencies, such as the frequency bands for 5G. In addition, the PRC government has taken various initiatives and promulgated a number of regulations to encourage private capital to invest in the telecommunications industry, all of which have intensified, and are expected to continue to intensify, the competition in the telecommunications industry in the PRC. See “ – D. Risk Factors – Risks Relating to our Business – We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations” under this Item.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate for the expenses incurred in the “Coverage to All Villages” and the “Broadband China” projects before the establishment of a universal service fund. See “Item 4. Information on the Company – B. Business Overview – Regulatory and Related Matters – Universal Services”. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Coverage to All Villages” and the “Broadband China” projects.

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

Actual or perceived health risks associated with the use of mobile devices could impair our ability to retain and attract customers of our mobile services, reduce mobile service usage or result in litigation.

Concerns have been expressed in some countries that the electromagnetic signals emitted by wireless telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels, and interfere with the operation of electronic equipment. While we comply with applicable standards for radio frequency emissions and we are not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with the transmission of electromagnetic signals will not impair our ability to retain customers and attract new customers, significantly reduce mobile service and wireless communications usage or result in litigation.

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

While the PRC’s economy has experienced significant growth in the past 40 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but may also have a negative effect on us.

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 40 years, the economic growth of the PRC has experienced a marked slowdown in the past few years and may continue to slow down. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.6% in 2018. There is no assurance that the GDP growth rate of the PRC will not further decline. A slowdown in economic growth could reduce business activities and demand for our services. The global economy may continue to deteriorate in the future and continue to have an adverse impact on the PRC economy. Any significant slowdown in the PRC economy could have a material adverse effect on the PRC telecommunications industry as well as our business and operations.

We are subject to reviews and inspections by governmental authorities and regulatory agencies.

Certain Chinese regulatory authorities may conduct compliance checks on us in accordance with relevant laws and regulations. These reviews and inspections could cover a broad range of aspects in relation to our business and operations. We cannot predict the impact of any findings of these reviews and inspections, and we cannot assure you that the outcome of any such reviews and inspections would not have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2018, the National Audit Office of the People’s Republic of China, or the NAO, conducted an audit on the financial revenues and expenditures of China Telecommunications Corporation, the controlling shareholder of our Company, and its certain subsidiaries (including us) for the year of 2016. We published an announcement on The Stock Exchange of Hong Kong Limited and filed a Form 6-K with the SEC on June 20, 2018 in relation to such audit and believe that the issues identified in the audit have no material impact on our overall operating results, financial statements and internal control of the Company.

Government restriction on currency conversion may adversely affect our financial condition.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the People’s Bank of China expanded the daily floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%, which was further expanded to 2.0% in March 2014. On August 11, 2015, the People’s Bank of China announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the People’s Bank of China may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. There is uncertainty in the exchange rate of the Renminbi against the U.S. dollar in the future.

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

Unlike in the United States, the applicable PRC laws did not specifically allow shareholders to sue the directors, supervisors, senior management or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself until January 1, 2006, when the amendments to the PRC Company Law passed on October 27, 2005 became effective. The amended PRC Company Law provides that shareholders, under certain circumstances, may sue the directors, supervisors and senior management on behalf of the corporation. Furthermore, the Supreme People’s Court issued judicial interpretations on the aforementioned provisions in the PRC Company Law, i.e., Provisions of the Supreme People’s Court on Issues Concerning the Application of the PRC Company Law (I) and (IV) (最高人民法院关于适用《中华人民共和国公司法》若干问题的规定(一)和(四)) in April 2006 and August 2017, respectively. However, our minority shareholders may not be able to enjoy protections to the same extent as to shareholders of companies incorporated under the state laws of the United States.

Although we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong’s Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Codes”), the holders of H shares are not able to bring actions solely on the basis of violations of the Listing Rules or the Takeovers Codes, and must rely on the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Takeovers Codes, as the case may be.

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

Furthermore, dividends paid by us to holders of our H shares or ADSs who are individuals outside the PRC are subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty. For example, Hong Kong and Macau individual residents are subject to a withholding tax of 10.0% on dividends paid to them. In addition, gains realized by individuals upon the sale or other disposition of our H shares or ADSs are temporarily exempted from PRC capital gains tax. If the exemptions are withdrawn in the future, holders of our H shares or ADSs who are individuals may be required to pay PRC capital gains tax upon the sale or other disposition of our H shares. See “Item 10. Additional Information—E. Taxation— People’s Republic of China”.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the U.S., we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The Chinese accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the Chinese accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms. The SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms’ compliance with the procedures in the settlement agreement, the SEC does not receive a production of documents which it considers satisfactory (for example because of action or inaction by the Chinese authorities). Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. In addition, if the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. These could lead to possible delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

Following our restructuring, China Telecom Group continues to be the holder of the licenses required for operating our telecommunications business. In accordance with the approval of the MIIT, we derive our exclusive rights to operate basic telecommunications business and the rights to operate related value-added telecommunications business from our status as a subsidiary controlled by China Telecom Group, and China Telecom Group must hold and maintain all licenses received from the MIIT in connection with our business for our benefits. The government currently does not charge license fees for the telecommunications licenses held by China Telecom Group.

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

On August 19, 2013, we set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., or Zhejiang Yixin, with Netease, Inc., a leading Internet technology company in China, to launch “YiChat”, a mobile Internet multimedia instant messaging application for smartphones. As of December 31, 2018, Zhejiang Yixin had a registered capital of RMB11.23 million, of which 65% is owned by us and the remaining 35% is owned by Netease, Inc.

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

The Company realized a gain (subject to deduction of relevant expenses and taxes) from the tower assets disposal described above, which was calculated based on the surplus of the final consideration for the tower assets disposal over the book value of such assets as of the completion date. The total gain from the tower assets disposal was RMB7,231 million. As the Company holds 27.9% of the share capital of Tower Company following the completion of such tower assets disposal, 72.1% of the aforesaid gain has been recognized at the completion date of such tower assets disposal in the Company’s consolidated statement of comprehensive income for 2015 and the remaining 27.9% of the aforesaid gain is deferred over the remaining useful life of the tower assets. Upon completion of the disposal of tower assets by the Company to the Tower Company, the Company and Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). On February 1, 2018, the Company and Tower Company entered into a supplemental agreement on the basis of the original Lease Agreement mainly to adjust the relevant pricing arrangement of tower products under the Lease Agreement and such adjustment was effective from January 1, 2018 and expiring on December 31, 2022. Our telecommunications towers and related assets lease and related fee increased from RMB15,389 million in 2017 to RMB16,063 million in 2018, representing an increase of 4.4%.

In August 2018, the Tower Company completed its H shares global offering and was listed on the Main Board of The Stock Exchange of Hong Kong Limited. As a result, our equity interest in the Tower Company is diluted from 27.9% to 20.5%.

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our mobile business and our results of operations, please see “Item 3. Key Information – D. Risk Factors - Risk Relating to Our Business – Our operations and further development of our mobile business is dependent on the Tower Company”. We have leveraged the rich towers resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, and improve our network competitive strength; in the long term, we would benefit from the operations of the Tower Company in the following aspects: (i) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the cooperation made possible by the Tower Company; and (ii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

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

Establishment of China Telecom Leasing Corporation Limited

On November 30, 2018, we and China Telecom Global jointly established China Telecom Leasing Corporation Limited, which engages in telecommunications equipment procurement, financial leasing and related fund raising operations. The registered capital of China Telecom Leasing Corporation Limited is RMB5,000 million with 75% and 25% equity interest held by us and China Telecom Global, respectively.

Establishment of China Telecom Group Finance Co., Ltd.

On June 22, 2018, we, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”, a subsidiary of China Telecommunications Corporation) entered into a capital contribution agreement to jointly establish China Telecom Group Finance Co., Ltd. (“China Telecom Finance”). China Telecom Finance, a non-banking financial institution legally established with the approval of China Banking and Insurance Regulatory Commission, is a limited liability company incorporated in the PRC on January 8, 2019 with the purpose of providing capital and financial management services to the member units of China Telecommunications Corporation. Pursuant to the capital contribution agreement, the registered capital of China Telecom Finance is RMB5,000 million. The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. Upon its establishment, China Telecom Finance becomes a non-wholly owned subsidiary of the Company.

On February 1, 2019, China Telecom Finance entered into financial services framework agreements with the Company, China Telecommunications Corporation and CCS, respectively, pursuant to such agreements China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Company and its subsidiaries (the “Group”), China Telecommunications Corporation, its associates and its commonly held entity held with the Group, excluding the Group and the CCS Group (the “China Telecom Group”), and CCS and its subsidiaries (the “CCS Group”). Copies of the English summary of such financial services framework agreements are filed as exhibits to this annual report.

Establishment of E-surfing Smart Home Technology Co., Ltd.

On February 1, 2019, we set up a wholly–owned subsidiary, E-surfing Smart Home Technology Co., Ltd. (“Smart Home Company”), which engages in e-surfing HD, smart home, home gateway and intelligent WiFi networking services targeting the Smart Family Ecosphere. The registered capital of Smart Home Company is RMB1,000 million.

Establishment of E-surfing Internet of Things Technology Co., Ltd.

On February 2, 2019, we set up a wholly–owned subsidiary, E-surfing Internet of Things Technology Co., Ltd. (“IoT Company”), which engages in the IoT and Internet of Vehicles services targeting IoT Ecosphere. The registered capital of IoT Company is RMB1,000 million.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 23, 2019:

Public Shareholders
China Telecommunications Corporation
17.15%
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Group Limited
2.64%
Zhejiang Financial Development Company
1.20%
Fujian Investment & Development Group Co., Ltd
China Telecom Corporation Limited
25%
China Telecom Global Limited(1) (Hong Kong)
100%
99%
100%
China Telecom (Europe) Limited (United Kingdom)
China Telecom System Integration Co., Limited
100%
78.74%
E-surfing Pay Co., Ltd. (4)
China Telecom (Americas) Corporation (Delaware, USA)
100%
China Telecom Best Tone Information Service Co., Limited
100%
100%
iMUSIC Culture & Technology Co., Ltd.
Zhejiang Yixin Technology Co., Ltd.
65%
51%
Shenzhen Shekou Telecommunications Company Limited
China Telecom (Macau) Company Limited (2) (Macau)
1%
Tianyi Telecom Terminals Company Limited (3)
100%
Tianyi Capital Holding Co., Ltd.
100%
China Telecom Leasing Corporation Limited
75%
China Telecom Group Finance Co., Ltd.
70%

(1)	Formerly known as China Telecom (Hong Kong) International Limited
(2)	Formerly known as China Unicom (Macau) Company Limited.
(3)	Formerly known as Unicom Huasheng Telecommunications Technology Co., Ltd.
(4)	Formerly known as Bestpay Co., Ltd.

In addition, our Company has a branch in each of 22 provinces, five autonomous regions and four centrally administered municipalities in the PRC.

General Information

Our principal executive offices are located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033 and our telephone number is (+86-10) 5850-1800. Our website address is www.chinatelecom-h.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 28 Liberty St., New York, New York 10005 as our agent for service of process in the United States.

Our U.S. public filings are available at the website maintained by the SEC at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

We are an integrated intelligent information service provider in the PRC with full-service capabilities. Following our acquisition of the CDMA Business in 2008, we began to offer a comprehensive range of telecommunications services, including Internet services, information and application services, voice services, telecommunications network resource and equipment service and other related services. See “—A. History and Development of the Company—Industry Restructuring and Our Acquisition of the CDMA Business in 2008” under this Item.

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

In December 2018, China Telecom Group, our controlling shareholder, was granted the approval from the MIIT to permit China Telecom Group to utilize the 3400-3500MHz spectrum nationwide to conduct fifth generation mobile communication pilot programs. We have been authorized by China Telecom Group to conduct 5G system scale trial in the PRC.

Our Operation Strategy

In 2018, taking advantage of the historical opportunities brought about by industrial integration, consumption upgrade and new technological breakthroughs, we advanced our transformation and upgrades strategy. By focusing on our three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishing better living”, we expedited step-up transformation on all fronts of, and further promoted reform and innovation of our business. We strived to strengthen our capabilities at all levels, while planning future developments from all angles envisioned. In particular:

•

Propelling intelligent upgrade of network in response to customer needs. Focusing on user experience, business scale expansion and value management, we pushed forward the construction and intelligent upgrade of our network to build up comprehensive network advantages.

•

Integration and mutual development: Supporting the swift expansion of service ecology. We accurately grasped changing market demand and expanded the market by leveraging our data traffic and cloud products, cultivating convergence operation, and effectively bundling our services. The overall competitiveness of our bundled products was significantly strengthened, which facilitated rapid breakthroughs in expanding market scale, thereby creating new avenues for value growth. The synergies that resulted from the integration and mutual development of our five ecospheres enabled us to explore new paths towards future sustainable development.

•

Higher efficiency from intelligent and data-driven operation. Following the consolidation of our IT infrastructure and the greater adoption of new technologies such as Big Data and artificial intelligence, we injected more intelligent elements into operation, leading to efficiency improvement and productivity enhancement. Our data operational capability was also enhanced considerably.

In 2018, we sought to implement reform and foster innovation in all parts of our operation, constantly enhancing the vitality of corporate development and operational capability. We continued deepening the three-dimensional inter-driven reform and mixed ownership reform and stimulated the development vitality. We also intensified the reform of “Sub-dividing Performance Evaluation Units, Professional Operation, and Top-Down Service Support System”, through which we built up a mechanism focusing on market-oriented recruitment, incentivisation and resource allocation.

In 2018, we focused on developing our 4G business by leveraging terminal-driven and large data traffic strategies to rapidly expand our 4G users base and increase the consumption of 4G data traffic. We continued to expand our optic fiber broadband services to promote intelligent upgrade in broadband. We reinforced our efforts in developing and promoting information and application services to attract more customers. We accelerated the transformation of marketing channels, promoted the synergy among different channels and improved marketing capabilities and efficiency. With “multi-mode” handsets became the international standard in 2017 and its continuous popularization, the sales channels of our terminals and services were further expanded. We focused on improving service quality to enhance customer experience through various measures such as the commitment of “same-day installation, same-day maintenance service guarantee, compensation for service delay” for broadband service.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the level and structure of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2016	2017	2018
Mobile subscribers (in millions)	215.0	250.0	303.0
of which: 4G users (in millions)	121.9	182.0	242.4
Mobile voice usage (in billion minutes)	720.6	769.2	827.7
Handset data traffic (in kTB)	1,277.0	3,597.0	14,073.0
4G users DOU (in megabyte)	1,029	2,012	5,680
Wireline broadband subscribers (in millions)	123.1	133.5	145.8
of which: Fiber-to-the-Home (FTTH) subscribers (in millions)	106.0	126.2	140.7
Access lines in service (in millions)	126.9	121.8	116.5
Wireline local voice usage (in billion pulses)	93.4	75.1	60.2
e-Surfing HD subscribers (in millions)	61.3	85.8	105.3
BestPay average monthly active users (in millions)	16.2	33.0	43.4
Internet of Things connected devices (in millions)	14.2	44.3	106.9

Our Products and Services

Internet Services

Our Internet services consist of wireline Internet access services, including dial-up and broadband services, and mobile Internet access services. Internet services have become increasingly important in our revenue structure. We offer Internet services through integrated and customizable service plans along with various other business models, which create the synergy that mutually benefits our Internet, mobile and other services.

In 2018, by insisting on the positioning of Gbps service as our top broadband product and a convergence-driven development approach, we fulfilled the needs of individual and family consumers with convergence packages that feature high-speed premium broadband, large data traffic, e-Surfing HD, and Smart Family applications. We also maintained our leading edge in broadband services, sped up the upgrade of installation and maintenance systems and capabilities, and promoted services and products upselling on top of installation and maintenance. The success rate for honoring our “same-day installation, same-day maintenance service guarantee, compensation for service delay” was significantly improved, while the satisfaction rate for broadband services continued to outperform the industry. The number of our wireline broadband subscribers reached 145.8 million as of December 31, 2018, representing an increase of 9.2% from 133.5 million as of December 31, 2017. The net increase of our wireline broadband subscribers in 2018 recorded a six year high. Among these subscribers, Fiber-to-the-Home subscribers, or FTTH subscribers, reached 140.7 million, accounting for approximately 96.5% of the total wireline broadband subscribers as of December 31, 2018, representing an increase of 11.5% over the number of FTTH subscribers as of December 31, 2017.

Moreover, we further enhanced the coverage and access capabilities of our wireless broadband network by focusing on developing our 4G services. In 2018, we continuously optimized in-depth coverage of 4G networks for key scenes including high-speed rail and high-density business districts and applied dynamic bandwidth expansion in accordance with the increase of users and data traffic. We built approximately 210,000 new 4G base stations, reaching a total of 1.38 million 4G base stations as of December 31, 2018. We insisted on the multi-mode handset strategy, promoted industry chain development, and published the industry’s first white paper on multi-mode artificial intelligence handsets. In 2018, the number of our self-registered multi-mode handsets reached 160 million, representing an increase of 23% over the previous year. While maintaining the strategy to position large data traffic packages as the key products, we optimized our package portfolio and reduced the quantity of package plans. Focusing on cooperation with leading video and consumption typed Internet companies, we promoted the convergence of large data traffic, content, applications and user rights. Leveraging on differentiated advantages of our innovative products, such as BestPay red packet and Orange Instalment Payment Service, we strengthened the coordination among channels and enhanced user experience to drive the enhancement of data traffic value and the consumption of data traffic. As of December 31, 2018, the number of our 4G users reached 242.4 million, up by 33.2% from 182.0 million as of December 31, 2017 and accounting for 80.0% of our mobile subscribers. In 2018, our total handset Internet data traffic reached 14,073.0 kTB, representing a significant increase of 291.2% over 2017, and the monthly average mobile data traffic per 4G user reached 5,680 MB, representing an increase of 182.3% over 2017 and significantly contributing to the volume and revenue of our data services.

Furthermore, in 2018, the Company started 5G system scale trial in 17 cities and built 1,000 5G base stations to commence the system development of 5G ecosystem and promote business model innovations with 5G technology, such as autonomous driving bus, smart water treatment and mobile remote medical service.

Information and Application Services

Our information and application services include several core applications namely Internet protocol TV (e-Surfing HD), or IPTV (e-Surfing HD), intelligent WiFi networking, family cloud and smart home appliances as well as Internet data center, or IDC, services, cloud computing services and content delivery networks, or CDN, services which are based on Internet related services. In addition, we have caller display which is based on wireline voice related services, SMS, multimedia messaging services, or MMS and email services, content based and applications services, such as content services relating to music, and industry applications services for government and enterprises, such as government administration and supervision, transport and logistics, digital hospital, Global Eye, which is a video surveillance solution based on IP technology, and integrated e-Surfing Push-To-Talk services.

We strengthened our research and development capability in relation to the emerging businesses with prominent results. In developing Smart Family products, we leveraged our resources advantage to implement centralized and efficient operations on a full-scale to form and operate the Smart Family alliance, and developed four core applications, namely e-Surfing HD, intelligent WiFi networking, family cloud and smart home appliances, achieving stable expansion in the subscriber base. In 2018, we scaled up the introduction of Smart Family applications, built a nationwide centralized platform for value-added services, and unified previously separate accounts for broadband and e-Surfing HD services. We also firmly followed popular contents to create members-only packages of e-Surfing HD with movies and TV shows, education and sports. By the end of 2018, the number of e-Surfing HD subscribers reached approximately 105.3 million, representing a net increase of 19.5 million over last year. The proportion of our broadband subscribers who also subscribed our mobile and e-Surfing HD services at the same time reached 65%, representing an increase of 13 percentage points over last year. Following such increase, the penetration rate of e-Surfing HD subscribers over our broadband subscribers reached 72%. With respect to the development of internet finance, we leveraged the advantages offered by offline traditional channels to widely expand consumption scenarios, while our innovative integration of payment channels provided one-for-all receipt and payment solution. The number of average monthly active users of “BestPay” reached 43.4 million in 2018, representing an increase of 31.5% over last year and the number of “BestPay” active participating merchants more than doubled. In addition, we developed red packet and instalment payment platforms, which significantly boosted the loyalty of mobile subscribers and drove strong subscriber growth, while also effectively promoted the expansion of new retail and integrated retail channel. Furthermore, we promoted our New ICT Applications, or DICT services, which are the converged intelligent application services integrating communications technology, information technology and cloud & Big Data technology. With respect of the development of DICT, we strengthened our cloud-network integration advantages, and continued to drive the development of dedicated line, DICT and IoT services through “cloudification”. With respect to the development of Internet of Things (“IoT”), leveraging on our first-mover advantages on NarrowBand-IoT (“NB-IoT”) network, our IoT business has entered high-speed phase of development. Based on the framework of “Cloud – Pipes – Devices – Applications”, we continued to focus on developing our core IoT capabilities and providing one-stop solutions for industrial IoT applications. Net addition of IoT users doubled year on year, with the number of connected devices exceeding 100 million.

In 2018, with accelerated promotion of enhanced Machine-Type Communications (“eMTC”) pilot launch, we basically accomplished the whole-range speed rate IoT structure combining high, medium and low speed of 4G, eMTC and NB-IoT, respectively and offered differentiated services capabilities on demand. We accelerated cloud-network integration, and carried out coordinated deployment of IDC and cloud resources to persistently enhance its service capability. The Company connected cloud resource pools with the carrying network, enabling a cloud-led network. Furthermore, by introducing new technologies such as Software-Defined Networking (“SDN”) and Network Functions Virtualisation (“NFV”), we accelerated the re-constitution of our networks, and rolled out scale promotion of intelligent self-selecting bandwidth network products for government and enterprise customers as well as home gateway products based on SDN technology, which allows our network products to be activated within minutes. We also launched a VoLTE virtual IP Multimedia Subsystem (“vIMS”) core network with software and hardware decoupling to facilitate the progress of cloudification and virtualisation.

We experienced rapid growth in our IDC services in 2018. Revenue from IDC services was RMB23,380 million, representing an increase of 22.4% over last year, while revenue from cloud service was RMB4,480 million, representing an increase of 85.9% over last year. Revenue from Big Data services was RMB865 million, representing an increase of 12.5% over last year. IDC serves as important network foundation to cloud and Big Data services. We have leveraged on the advantage of convergence of cloud and network and optimized our cloud and IDC resource layout by constructing the “2+31+X” framework in China. In 2018, based on a new generation of IoT with nationwide coverage as foundation, we successfully constructed Connectivity Management Platform and enriched terminals products, endeavoring to expand connection scale.

Voice Services

Our voice services include mobile voice services and wireline voice services.

Prior to September 1, 2017, our mobile voice services included local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. We ceased to charge mobile voice services subscribers the domestic long distance and roaming fees on and from September 1, 2017. In 2018, we insisted on the multi-mode handset strategy, promoted industry chain development, and published the industry’s first white paper on multi-mode artificial intelligence handsets.

Amid the intense market competition in 2018, the number of subscribers of our mobile services grew by 21.2% from 250.0 million as of December 31, 2017 to 303.0 million as of December 31, 2018. The mobile voice usage increased to 827.7 billion minutes in 2018 from 769.2 billion minutes in 2017.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total number of wireline telephone subscribers decreased to 116.5 million as of December 31, 2018 from 121.8 million as of December 31, 2017. The total wireline local voice usage decreased by approximately 19.9% from 75.1 billion pulses in 2017 to 60.2 billion pulses in 2018.

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

Telecommunications Network Resource and Equipment Services

Our telecommunications network resource and equipment services primarily include services relating to our optic fiber and circuits, such as the use of optic fiber and circuit; virtual private network, or VPN, and use of bandwidth. We offer telecommunications network resource and equipment services as certain of our overall telecommunications solutions to large enterprise customers, including government authorities, large corporations and institutions. Many of these customers choose to use our circuits to form VPNs based on various technologies, and links their local area networks at different locations. We also collaborate with a number of international telecommunications service providers to provide global communications services for multinational corporations. In addition, we provide network equipment to large enterprise customers.

In 2018, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop services, tailored services and comprehensive solutions to these customers. These customers can enjoy a full range of consulting and technical support and services by contacting any of our designated account managers.

Others

Our other services primarily include sales and repairs and maintenance of equipment, resale of mobile services and property rental.

Our Customers and Brand Management

In 2018, we continued to promote our full-service brand names under the brand “China Telecom”, and further enhanced the brand image of “China Telecom” as an integrated intelligent information service operator through, among others, promoting our e-Surfing 4G, China Telecom broadband, e-Surfing cloud, multi-mode artificial intelligence handsets, IPTV as well as intelligent Wifi networking services and products. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to enhance the brand recognition and market influence for “China Telecom”.

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

Internet Services and Information and Application Services

We determine tariffs for these services according to market conditions. In addition, pursuant to the policy requirements of the PRC government regarding network speed upgrade and tariff reduction, in 2018, we rolled out corresponding measures in due course to meet the policy requirements, including (i) starting July 1, 2018, we cancelled mobile data roaming charges within mainland China; (ii) we reduced the tariff for international roaming charges in various countries and regions; and (iii) we reduced the tariff of Internet dedicated line access and commercial dedicated line access for small and medium enterprises.

Telecommunications Network Resource and Equipment Services

We determine the tariffs for our telecommunications network resource and equipment services according to market conditions. We generally charge a fee for installation of our telecommunications network resource services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our telecommunications network resource services in recent years. Besides, we generally charge monthly fees for our network equipment service on a discount basis and the tariff for network equipment service have generally decreased in recent years. We provide different discounts to our customers on a case by case basis.

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

China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group, China Mobile Group and China Transport Telecommunication Information Center. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. Our interconnection arrangements with China Telecom Group and other telecommunications operators enable our subscribers to communicate with the subscribers of those operators and to make and receive local, domestic and international long distance calls and to access the Internet backbone networks. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in the PRC are governed by the Telecommunications Regulations promulgated by the State Council and the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the MIIT. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this Item.

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

As of December 31, 2018, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local operators or roaming providers. A mobile service subscriber using roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenues and expenses with international operators in accordance with roaming agreements between China Telecom Group and the international operators. China Telecom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

Marketing, Sales, Distribution and Customer Services

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as an intelligent full-service telecommunications service provider and utilize our comprehensive services platform and nationwide marketing and distribution network. We have devoted substantial efforts in advertisements to promote recognition of and loyalty to our products and services. In order to respond to market competition as well as attract and motivate customers to use our services, we have also combined certain voice and data products into one integrated service plan to targeted customers to address their telecommunications needs.

We continue to build three systems in terms of ecosphere products, customer management and integrated sales channels, surrounding the “Trinity” value management system featuring “convergence for scale expansion, integration for application development and intelligentisation for efficiency enhancement”. In terms of the construction of an ecosphere products system, we accelerated the consolidation of our resources and mechanism innovation, formed capability development centers for cloud, DICT applications, Smart Family and IoT. We also fostered high-quality products and enhanced its supply-side capability. In terms of the construction of a customer lifecycle management system, we focused on user experience and value management, injected intelligent elements to and provided ecological endowment for our channels through precision marketing leveraging Big Data. We propelled the process of existing customers upgrading to multi-featured convergence packages as well as large data traffic packages, and commenced ongoing uplift of our customer service quality. In terms of the construction of an integrated sales channel system, we built channels comprising “self-owned + third-party”, “online + offline” and “platform + sales reach”, in order to adapt to the trend of sales channels’ step-up transformation in the new retail era, and to bolster efficiency and effectiveness. The intelligent upgrade of our self-owned outlets set a new industry benchmark, while innovative collaborations with third-party channels expanded our sales reach. Through extensive cooperation with new retail stores, we also scaled up the expansion of our integrated sales channels. The operational capability of our sales channels was continuously enhanced, while the establishment of a corporate core was further promoted, injecting intelligent elements to our marketing and operational management. As a result, average system processing time for services was greatly reduced, and operational efficiency and customer experience were significantly enhanced.

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

In 2018, we made the following enhancements to our customer service:

•

Making efforts to improve the service capabilities on Internet access, cloud computing and IoT business of government and enterprise customers by shortening installation, transfer and repair time of broadband and dedicated lines, improving the punctuality of group network line access and improving the punctual repair rate of IoT-related malfunction.

•	Carrying out video quality monitoring and analysis of e-Surfing HD service to improve the experience and quality of video streaming.

•	Leveraging artificial intelligence and Big Data technology to develop smart hotline 10000 and promote its operational artificial intelligence.

•	Developing internet-based self-service model and procedures to offer more convenience for our users.

•

Improving the customer service ability through new media to solve problems for customers in a direct and vivid way, such as introducing customer service robots to internet-based service and promoting live video chat.

In 2018, we continued to maintain leading position in the industry in terms of comprehensive customer satisfaction and customer satisfaction in mobile voice as well as mobile and wireline Internet access services according to assessment conducted by the MIIT.

Information Technology System

We employ our information technology, or IT, system to support our voice services and other services. In recent years, through continuous upgrading, our IT system has the capability to support our wireline, mobile and other services on an integrated basis and to support other services related operations such as account opening, billing and customer services.

Network System

Our network has extensive coverage and scale and employs a variety of advanced technologies and suitable architecture. It offers comprehensive functions and a reliable operation. In addition, it supports a comprehensive range of end-to-end telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our network system is managed and operated by our experienced network management and maintenance teams and is supported by our strong research and development capabilities. And in light of future advances in technology, we have formulated viable plans to migrate our network system efficiently to the next generation. Furthermore, we procure our network equipment and related maintenance and technical support mainly from a number of PRC and overseas telecommunications network equipment manufacturers and suppliers including Huawei Technologies, Ericsson, Nokia and ZTE Corporation, among others.

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

•

Access networks: Access networks include wireline access network based on copper cables and optic fibers and wireless access network based on CDMA, TD-LTE and LTE FDD, which are directly connected to customers to provide wireline and wireless data and voice services.

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

•

Support networks: Support networks include signaling networks, digital synchronous networks and various network management systems, in order to support the safe, stable and effective operation of our networks and services at all levels.

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

With the support of our nationwide 4G network, we have established a NB-IoT network with broad coverage and high quality nationwide to support development of the ecosystems around our business and our Voice over LTE (“VoLTE”) network has begun commercialization.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transport equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 29.7% of our total amount of annual purchases in 2018. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 13.5% of our total amount of annual purchases in 2018.

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

Since the PRC’s accession to the WTO, foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services will be subject to a limit of 49.0%, and the foreign ownership in value-added telecommunications services other than e-commerce services will be subject to a limit of 50.0% except in the pilot free trade zones in China. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging private capital to enter the industry, in addition to a series of guidance to such effect. Specifically, in May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-controlled, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. On April 28, 2018, the MIIT issued the Circular on Commercialization of Mobile Telecommunications Resale Business (关于移动通信转售业务正式商用的通告), pursuant to which the MIIT granted commercial operation approval to the mobile communication resale business, effective from May 1, 2018.

In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informatization Development Plan on September 29, 2013, the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014 and three more Notices on Further Broadening the Scope of Trial Opening of the Broadband Access Business on September 23, 2015, October 13, 2016 and September 27, 2017, respectively. By the end of 2018, the broadband access market opened up to private capital in all the cities in 17 provinces in China on a province-wide basis and additional 39 pilot cities in other provinces. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. In April 2018, MIIT approved the commercialization of mobile telecommunication resale business, effective from May 2018. As of January 31, 2019, among the 42 mobile virtual network operators who had been approved by the MIIT to conduct resale business on a pilot basis, 32 of which had been granted commercial operation licenses; and among the 25 companies who signed resale agreements with us, 12 companies had been granted commercial licenses and the other companies are all in the process of applying for such licenses.

Trademarks

We conduct our business under the “China Telecom” brand name and logo. Currently, China Telecom Group owns certain trademarks in the PRC, some of which have been registered with the former Trademark Office of the PRC State Administration for Industry and Commerce, or the Trademark Office, and some of which are in the process of being registered with the Trademark Office. China Telecom Group has executed a trademark license agreement with us. Under this agreement, China Telecom Group agreed to grant to us and our subsidiaries the right to use these trademarks upon the completion of the registration on a royalty-free basis until December 31, 2021, which is automatically renewable for three more years as the parties may agree. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Trademark License Agreement”.

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

On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, Ministry of Public Security, the MIIT, the People’s Bank of China and China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds. The Announcement requires telecom operators to strictly implement the real-name registration system of telephone subscribers. Services to those entities or individuals who have not registered in real names and could not complete the true identity information registration within the stipulated time will be terminated. It also requires telecommunications operators to immediately carry out measures to clean up user accounts that have registered multiple phone cards, and to block Internet publication, search, dissemination and sales channels of software that changes the number displayed by caller IDs. It also strictly prohibits the operation and any business that provides illegal services of changing phone numbers via Internet; strictly regulates the transmission of caller IDs of the Administration of International Communication Accesses; fully implements the regulation and cleaning up of private voice lines and caller authentication; strengthens the detection and interception of fake caller IDs within and between networks; and immediately bans and regulates telephone services such as “one-number service”, through which the user can combine his/her various communication numbers into one new phone number, business switchboard and 400 telephone switchboard. Furthermore, on November 7, 2016, the MIIT issued the Implementation Opinions on the Work of Further Prevention and Crack Down on Communications Fraud, which requires telecommunications operators to fully implement the real-name registration for telephone subscribers, rectify and standardize the key telecommunications services, rectify the issue of “changing number via internet” services and strengthen the protection of telephone subscribers’ personal data.

On June 1, 2017, the Cyber Security Law of the People’s Republic of China came into force. It stipulates relevant rules for personal data security protection, new types of cybercrime and network real name system; it specifies the principle of cyberspace sovereignty, the security obligations of network products and services providers as well as the security obligations of network operators; and it further enhances the protection of personal data, establishes the framework for the protection of critical information infrastructure facilities, and establishes rules regulating cross-border transmission of key data via critical information infrastructure facilities. In addition, it provides for the punishment for foreign organizations and individuals that attack and destroy China’s critical information infrastructure facilities and establishes a system for monitoring, early warning and emergency response. Telecom operators shall comply with the requirements under the Cyber Security Law of the People’s Republic of China in respect of network operating security and network information security. In addition, the Measures for the Security Review of Network Products and Services (Provisional) became effective on June 1, 2017. The Cyber Security Law of the People’s Republic of China and the Measures for the Security Review of Network Products and Services (Provisional) require procurement of network products and services by operators in key industries or of critical information infrastructure facilities that may have national security concerns to go through a cyber security review. Relevant government authorities responsible for the protection of critical information infrastructure facilities will decide on whether such procurement would threat national security pursuant to the review. The security review of telecommunications industry would be organized and conducted by the MIIT. The security review may be initiated by the enterprises or by the relevant government authorities. The security review would focus on the security and controllability of network products and services. Operators of critical information infrastructure facilities use network products or services that have not conducted the security review or have not passed the security review, would face a fine of no less than one but no more than ten times of the amount of purchase. According to the Cyber Security Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. While several related regulations, including the Measures for the Security Review of Network Products and Services (for Trial Implementation) and the Provisions for the Administration of Internet News Information Services, published by the CAC came into effect on the same day as the Cyber Security Law, the implementation of the Cyber Security Law is still at an early stage. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in Mainland China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations. On January 1, 2018, the Measures for Monitoring and Management of Public Internet Cyber Security Threat issued by the MIIT came into force. It provided for the definition of public Internet cyber security threats, the relevant governing authorities, working principles and remedial measures in connection with the monitoring and management of public internet cyber security threats. Telecom operators are required to strengthen the monitoring and management of public Internet cyber security threats, notify the governing authorities in a timely manner after discovery of cyber security threats, and provide technical assistance to governing authorities in relation to inquiries into IP address attribution and domain name registration.

On May 1, 2018, the national standard on personal information protection, Information Security Technology – Personal Information Security Specification GB/T 35273-2017 (《信息安全技术-个人信息安全规范》(GB/T 35273-2017)), came into force. It provides specific examples on the scope and types of personal information and sensitive personal information; stipulates the basic principles on personal information security and regulates the collection, retention, use, sharing, transfer and public disclosure of personal information. It puts forward specific requirements on the methods and measures to handle personal information security incidents by personal information controllers, as well as the organization and management of personal information controllers. In addition, it provides implementation methods and privacy policy forms for the right of informed consent to be exercised.

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

The remaining restrictions regarding mobile services, value-added telecommunications services and fixed line services are as follows:

•	For mobile voice and data services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49.0%.

•	For value-added telecommunications services:

•	there is no longer any geographic restriction and the foreign ownership generally shall be no more than 50.0%.

•	For fixed line services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49.0%.

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunications Business, which aims to strengthen the administration of licensing of telecommunications operations permits and became effective on September 1, 2017. It provides for the establishment of an integrated management platform for telecommunications business, the promotion of online application, approval and management of business license as well as publication, queries and co-sharing of related information, and enhancement of credit management by including credit conditions as a precondition to being granted a business license. The annual business license inspection system would be adjusted to a system of publication of annual reports and announcements. An illegal operations and dishonesty list for telecommunications operators would be established and maintained and the operators on such list would be subject to enhanced supervision from relevant telecommunications regulatory bodies. If a telecommunications business operator is requested by relevant telecommunications regulatory body to suspend operations, its business license is revoked or there are certain other circumstances as stipulated by the MIIT, such operator would be included in the dishonesty list and may not apply for telecommunications business license.

Pursuant to the Circular on the Framework Plan for the China (Shanghai) Pilot Free Trade Zone issued by the State Council on September 18, 2013, qualified foreign investment enterprises will be permitted to provide specific value-added telecommunications services in the China (Shanghai) Pilot Free Trade Zone, subject to protections on Internet information security and approval by the State Council in case of a breakthrough in the limitations provided for under the administrative regulations. In April 2014, to further promote the pilot program of the value-added telecommunications business in the China (Shanghai) Pilot Free Trade Zone, the MIIT issued the Administrative Measures for the Pilot Operation of the Value-added Telecommunications Business by Foreign Investors in China (Shanghai) Pilot Free Trade Zone.

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

On May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. In addition, the Report on Work of Government in 2017 calls for the deepening of speed upgrade and tariff reduction, the cancellation of domestic long distance and roaming fee, the reduction of the tariff of Internet dedicated line access for small and medium enterprises and international long distance calls. Furthermore, the Report on Work of Government in 2018 calls for a further promotion of network speed upgrade and tariff reduction to reduce the average broadband tariff for small and medium enterprises and the average tariff of mobile network to a greater extent in 2019.

On August 23, 2018, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Further Regulating the Marketing Behavior of Telecommunications Tariff, effective from August 23, 2018. This Notice encourages the fundamental telecommunications operators to offer tiered pricing scheme plans based on usage. Pursuant to this Notice, fundamental telecommunications operators should strive to simplify their pricing structures, offer corresponding service plans for each fee item if package plans are offered, specify the structure of fees, fee items and fee standards, and fulfill operators’ obligations to remind its customers of the restrictive conditions, validity periods, charging principle of the plans, among other noteworthy matters, when promoting such plans. In addition, the operators shall ensure customers with the same trading conditions afforded identical rights to choose their tariff plan.

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

On December 30, 2013, the MIIT issued the Guidance Opinions on Building New National Internet Backbone Interconnection Points, pursuant to which seven new backbone interconnection points altogether have been built in Chengdu, Wuhan, Xi’an, Shenyang, Nanjing, Chongqing and Zhengzhou, in addition to the three existing backbone interconnection points in Beijing, Shanghai and Guangzhou. The operations of these new backbone interconnection points have significantly improved the quality and speed of interconnection between the telecommunications networks. On November 9, 2016, the MIIT approved the addition of new national Internet backbone interconnection points in Hangzhou, Fuzhou and Gui’an of Guiyang, achieving 13 Internet backbone interconnection points upon completion of such three new additions in June 2017.

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

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for PSTN international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Network from Which Calls Originated	Network at Which Calls Terminated	Current Main Settlement Arrangement

Domestic wireline local or mobile operator A	Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator A collects the tariff from the subscribers (2) Operator A retains RMB0.06 per minute, and operator B gets the rest of the international long distance tariff.

	Using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator B collects the tariff from the subscribers (2) Operator B pays operator A RMB0.06 per minute

International long distance operator	Operator B through domestic long distance network of operator C and international gateway of domestic operator A	(1) Operator A pays not more than RMB0.54 per minute to operator C, operator C pays not more than RMB0.06 per minute to operator B, where operator A and operator C, or operator B and operator C can be the same operator

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Wireline or mobile operator A	Wireline or mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Starting January 1, 2014, operator A pays RMB0.01 per SMS to operator B

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Mobile operator A	Mobile operator B	(1) Operator A collects the tariff from its subscribers (2) Starting January 1, 2014, operator A pays RMB0.05 per MMS to operator B

The interconnection settlement arrangement for the Internet backbone networks in China is the interconnection settlement through the network access points, or the NAPs, and backbone interconnection points. The price of NAP settlement is determined by the MIIT, and the price of backbone interconnection points is decided by the Internet backbone networks participants with reference to the NAP settlement standards. Since 2013, the MIIT reduced the interconnection settlement charges for the Internet backbone networks each year and the interconnection settlement charges for the NAPs was reduced by the MIIT to RMB80,000 per gigabyte per month starting from November 1, 2018.

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

In 2018, we paid approximately RMB98 million of usage fees for the telecommunications network numbers and approximately RMB1,797 million of frequency usage fees, respectively.

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

On December 28, 2016, the MIIT promulgated the Notice on Matters Relating to the Regulating of Telecommunications Services Agreements, effective on February 1, 2017, which specifies the standard of signing and record-keeping of telecommunication services agreements and emphasizes that the telecom operators should inform the telephone subscribers and carry out remedial work when some or all of the terms under the telecommunications services agreements could not be observed due to force majeure or adjustment of national policies.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to remote villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred in the “Broadband China” projects undertaken by telecommunications service providers in the villages. In addition, the MOF and the MIIT jointly issued the Notice of Implementation of Telecommunications Universal Services Pilot Work in December 2015, which provided that the telecommunications universal services should take a market-oriented approach and that the telecommunications universal services providers should be selected through a public bidding process. This notice sets up certain goals for the telecommunications operators, including broadband coverage in 98% of the administrative villages and over 12Mbps broadband access capacity in rural villages, by 2020. Pursuant to the notice, the central government subsidies will be granted to the pilot areas determined by the MOF and the MIIT and the universal services providers will be selected through an open bidding process.

The PRC government used financial resources to compensate the expenses incurred in the “Coverage to All Villages” and the “Broadband China” projects before the implementation of universal services pilot projects in 2016. We, together with other telecommunications operators, have undertaken the “Coverage to All Villages” project since 2004. Since 2016, we have undertaken universal services pilot projects in accordance with the requirements of the Chinese government and in aggregate won the bids to undertake the construction of broadband network facilities in approximately 50,000 administrative villages in 19 provinces and autonomous regions. By the end of 2018, we had completed the construction of broadband networks in approximately 50,000 administrative villages. Since 2018, the PRC government included 4G network coverage into the scope of pilot projects for universal services. We have continuously promoted the construction of communication networks in rural areas and remote rural villages and strives to improve the broadband access coverage in rural areas. In addition, we have set up local service points for rural villages, actively promoted the development of e-commerce in rural areas, and strived to contribute to the informatization upgrade and revitalization of rural areas in various regions. The compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications universal services. However, we believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of telecommunications, television broadcast and Internet access networks to realize interconnection and resource co-sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 volunteer regions (cities) and enterprises for the first trial. Following the completion of the first trial in December 2011, the State Council announced 42 additional regions (cities) for the second phase of the trial. In September 2012, we received the Information Network Communicated Audio-Video Program License from the State Administration of Press, Publication, Radio, Film and Television (the “SARFT”, formerly, the State Administration of Radio, Film and Television). In August 2015, the General Office of the State Council issued the Notice of Plan of Furthering the Three-Network Convergence, which marked the completion of the trial plan of the three-network convergence and called for furthering the three-network convergence nationwide.

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

Mobile Telecommunications Resale Business

On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. On April 28, 2018, the MIIT issued the Circular on Commercialization of Mobile Telecommunications Resale Business, pursuant to which the MIIT granted commercial operation approval to mobile communication resale business, effective from May 1, 2018. For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company – B. Business Overview – Competition”.

VAT Reform Applicable to the Telecommunications Industry

On November 16, 2011, the Ministry of Finance, or the MOF, and the SAT, introduced a pilot tax program under which the PRC business tax would be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the MOF and the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules. On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates pursuant to which the 11% VAT rate applicable to basic telecommunications services would be reduced to 10% and the 17% VAT rate applicable to sales of goods would be reduced to 16%, with effect from May 1, 2018. On March 20, 2019, the MOF, the SAT, the General Administration of Customs issued the Notice on Deepening the Policies Related to Value-Added Tax Reform, pursuant to which the 10% VAT rate applicable to basic telecommunications services would be reduced to 9% and the 16% VAT rate applicable to sales of goods would be reduced to 13%, with effect from April 1, 2019.

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

Sharing of Telecommunications Infrastructure

In June 2018, the MIIT and the SASAC jointly issued the 2018 Implementation Opinions of the Ministry of Industry and Information Technology and the State-owned Assets Supervision and Administration Committee on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions require that the supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be planned, constructed and delivered by the Tower Company, except that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of FTTH infrastructure. In newly-built residential areas, commercial areas and campus, FTTH construction must strictly observe the applicable national and local standards. Telecommunications operators are prohibited from entering into any exclusivity arrangement with real estate developers or property management companies. In the upgrading of FTTH for existing residential areas, commercial areas and campus, telecommunications operators and relevant stakeholders must cooperate with each other to comply with the joint construction and sharing requirements. Moreover, with respect to transmission facilities, sharing and joint construction of transmission poles and pipeline is mandatory whenever conditions so allow.

Anti-Unfair Competition Law

On January 1, 2018, the amended Anti-Unfair Competition Law of the People’s Republic of China came into effect. It revised and expanded the scope of unfair competitive acts which include, among others, a network operator’s interference with and destruction of products or services provided by other operators. It also further improved the provisions on confusing conducts and commercial bribery, strengthened the protection of trade secrets and enhanced supervision over and penalties on unfair competitive acts.

Mobile Number Portability Trial

In May 2014, the MIIT promulgated the Administration Measures on Mobile Number Portability Trial, effective as of May 17, 2014, which regulated the implementation measures for mobile number portability trials. Pursuant to the relevant policies issued by the MIIT, currently mobile users of China Mobile, China Unicom and our Company in Hainan, Jiangxi, Hubei, Yunnan and Tianjin may migrate among the networks of the three operators without changing their mobile numbers. In December 2018, these five provinces launched new and facilitated procedures to allow mobile users, starting from December 1, 2018, send text messages for qualification enquires and officially transfer to new operator in next hour after completing the procedures. The introduction of such policy allows mobile users to switch operator in a more efficient way and caused a larger number of switches. In addition, on March 5, 2019, the Government Work Report presented in the second plenary session of the 13th National People’s Congress of the PRC specified that the mobile number portability services will be implemented nationwide in 2019. In response, we expect to roll out corresponding measures in due course to meet the policy requirements.

E-Commerce Law

On January 1, 2019, the E-Commerce Law of the People’s Republic of China came into force. It stipulates relevant rules to require all e-commerce operators to fulfill their obligations to protect consumers’ rights and interests as well as personal information, intellectual property rights, cyberspace security and the environment. It clarifies e-commerce operators into e-commerce platform operators, merchants on e-commerce platforms, and those doing business on their own websites or via other web services. In addition, it specifically provides that an e-commerce platform operator will have joint and several liability with the merchants, where a platform operator knows, or should know, that a merchant has violated another’s intellectual property rights and fails to take the necessary action such as deleting, blocking links or stopping transactions. Moreover, it covers the requirement for registration and licensing of e-commerce operators, taxation, electronic payment and e-commerce dispute resolution.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2018 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended.

C.	Organization Structure

See “—A. History and Development of the Company—Our Restructuring and Initial Public Offering in 2002” included elsewhere under this Item.

D.	Property, Plants and Equipment

Properties

Executive Offices

Our principal executive offices are located in Beijing and we obtained the right to occupy and use these offices pursuant to an agreement we entered into with China Telecom Group in September 2002 and supplemental agreements on October 26, 2003, April 13, 2004, December 15, 2005, December 26, 2007, March 31, 2008, August 25, 2010, August 22, 2012, September 23, 2015 and August 20, 2018, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Centralized Services Agreement”.

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

Our audited consolidated financial statements included elsewhere in this annual report reflect the disposal of E-store, the establishment of Tianyi Capital and the acquisitions of the satellite communications business and Zhonghe Hengtai in 2017 and the establishment of a new subsidiary in 2018 described under “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, “—Disposal of E-store and Establishment of Tianyi Capital” and “—Establishment of China Telecom Leasing Corporation Limited”.

On October 14, 2015, the Company entered into the Transfer Agreement with the Tower Company and certain other parties thereto, pursuant to which the Company agreed to sell certain telecommunications towers and related assets and inject cash to the Tower Company in exchange for new shares. Upon completion of the disposal of tower assets by the Company to the Tower Company, the Company and Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets. On February 1, 2018, the Company and Tower Company entered into a supplemental agreement on the basis of the original Lease Agreement mainly to adjust the relevant pricing arrangement of tower products under the Lease Agreement. In August 2018, the Tower Company completed its H shares global offering and was listed on the Main Board of The Stock Exchange of Hong Kong Limited. As a result, our equity interest in the Tower Company is diluted from 27.9% to 20.5%. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, and Note 37(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

On December 15, 2017, we and China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecom Group entered into an acquisition agreement, pursuant to which we agreed to purchase from China Telecom Satellite Communication Co., Ltd. the satellite communications business for a consideration of RMB70 million. The consideration had been settled in full by June 30, 2018. On December 20, 2017, we, through E-surfing Pay Co., Ltd., entered into an acquisition agreement with Shaanxi Comservice, which is ultimately controlled by China Telecom Group, to acquire 100% of equity interest in Zhonghe Hengtai, from Shaanxi Comservice for a consideration of RMB17 million. Zhonghe Hengtai primarily engages in insurance agency business in the PRC. The consideration had been settled in full by June 30, 2018.

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

Overview

We are an integrated intelligent information service provider in the PRC. We offer a comprehensive range of telecommunications services, including Internet services, information and application services, voice services, telecommunications network resource and equipment services and other related services. We will continue to leverage our full-service capabilities to further enhance our integrated and differentiated development of operation of wireline, mobile and Internet services to achieve steady growth of our business.

Financial Overview

Our operating revenues increased by 3.0%, from RMB366,229 million in 2017 to RMB377,124 million in 2018. The increase was mainly attributable to revenue growth of Internet services, information and application services and telecommunications network resource and equipment services. Our total operating expenses increased by 2.8%, from RMB339,009 million in 2017 to RMB348,410 million in 2018. The increase in operating expenses was primarily due to increases in network operations and support expenses and personnel expenses. Our operating income in 2017 and 2018 was RMB27,220 million and RMB28,714 million, respectively. The profit attributable to equity holders of the Company increased by 13.9%, from RMB18,617 million in 2017 to RMB21,210 million in 2018.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues:
Voice services(1)	70,185	19.9%	61,678	16.8%	50,811	13.5%
Internet services(2)	150,449	42.7%	172,554	47.1%	190,871	50.6%
Information and application services(3)	66,881	19.0%	73,044	20.0%	83,478	22.1%
Telecommunications network resource and equipment services(4)	17,781	5.0%	19,125	5.2%	20,211	5.4%
Others(5)	47,238	13.4%	39,828	10.9%	31,753	8.4%

Total operating revenues	352,534	100.0%	366,229	100.0%	377,124	100.0%

(1)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(2)	Represent amounts charged to customers for the provision of Internet access services.
(3)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(4)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(5)

Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO) and revenue from other sources, which primarily includes revenue from property rental and other revenues.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	67,942	19.3%	74,951	20.5%	75,493	20.0%
Network operations and support expenses	94,156	26.7%	103,969	28.4%	116,062	30.8%
Selling, general and administrative expenses	56,426	16.0%	58,434	16.0%	59,422	15.8%
Personnel expenses	54,504	15.5%	56,043	15.3%	59,736	15.8%
Other operating expenses	52,286	14.8%	45,612	12.4%	37,697	10.0%

Total operating expenses	325,314	92.3%	339,009	92.6%	348,410	92.4%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	352,534	100.0%	366,229	100.0%	377,124	100.0%
Operating expenses	325,314	92.3%	339,009	92.6%	348,410	92.4%
Operating income	27,220	7.7%	27,220	7.4%	28,714	7.6%
Profit attributable to equity holders of the Company	18,018	5.1%	18,617	5.1%	21,210	5.6%
Net cash flow from operating activities	101,135	—	96,502	—	99,298	—

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our consolidated financial statements include elsewhere in this annual report which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Revenue from contract with customers (upon application of IFRS 15)

Under IFRS 15, we recognize revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by our performance as we perform;

•	our performance creates and enhances an asset that the customer controls as we perform; or

•	our performance does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

As such, revenues from contracts with customers of telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are generally recognized over time during which the services are provided to customers.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. As such, revenues from sales of equipment are recognize at a point in time when the equipment is delivered to the customers and when the control over the equipment have been transferred to the customers.

A contract asset represents our right to consideration in exchange for goods or services that we have transferred to a customer but the right is conditioned on our future performance. A contract asset is transferred to accounts receivable when the right becomes unconditional. A contract asset is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents our unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. When we receive an advance payment before the performance obligation is satisfied, this will give rise to a contract liability, until the operating revenues recognized on the relevant contract exceed the amount of the advance payment.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Contracts with multiple performance obligations (including allocation of transaction price)

For contracts that contain more than one performance obligations, such as our direct sales of promotional packages bundling terminal equipment, e.g. mobile handsets, and the telecommunications services, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis.

The stand-alone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which we would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, we estimate it using appropriate techniques such that the transaction price ultimately allocated to any performance obligation reflects the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods or services to the customer.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation

The progress towards complete satisfaction of a performance obligation is generally measured based on output method, which is to recognize revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract.

Principal versus agent

When another party is involved in providing goods or services to a customer, we determine whether the nature of our promise is a performance obligation to provide the specified goods or services ourselves (i.e. we are a principal) or to arrange for those goods or services to be provided by the other party (i.e. we are an agent).

We are a principal if we control the specified good or service before that good or service is transferred to a customer.

We are an agent if our performance obligation is to arrange for the provision of the specified good or service by another party. In this case, we do not control the specified good or service provided by another party before that good or service is transferred to the customer. When we act as an agent, we recognize revenue in the amount of any fee or commission to which we expect to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

Consideration payable to a customer

Consideration payable to a customer includes cash amounts that we pay, or expect to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to us. We accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to us and the fair value of the good or service received from the customer can be reasonably estimated.

Certain subsidies payable to third party agent incurred by us in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by us directly payable to our customers, are qualified as consideration payable to a customer and accounted for as a reduction of operating revenues.

Incremental costs of obtaining a contract

Incremental costs of obtaining a contract are those costs that we incur to obtain a contract with a customer that we would not have incurred if the contract had not been obtained.

Certain commissions incurred by us paid or payable to third party agents, whose selling activities resulted in customers entering into sale agreements for our telecommunications service, are qualified as incremental costs. We recognize such costs as an asset, included in other assets, if we expect to recover these costs. The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

We apply the practical expedient of expensing all incremental costs to obtain a contract if these costs would otherwise have been fully amortized to profit or loss within one year.

Costs to fulfil a contract

When we incur costs to fulfil a contract, we first assess whether these costs qualify for recognition as an asset in terms of other relevant standards, failing which we recognize an asset for these costs only if they meet all of the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that we can specifically identify;

•	the costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

Revenue recognition (prior to January 1, 2018)

Before the application of IFRS 15, our revenue recognition methods are as follows:

•

Revenues from telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are recognized over time during which the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other information and application services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that we are acting as principal in the arrangements with third parties:

-

We are primarily responsible for providing the applications or services desired by customers, and take responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

-	We take title of the inventory of the applications before they are ordered by customers;

-	We have risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

-	We have latitude in establishing selling prices with customers;

-	We can modify the applications or perform part of the services;

-	We have discretion in selecting suppliers used to fulfill an order; and

-	We determine the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, we are acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, we are acting as an agent, and revenues for these services are recognized on a net basis.

•	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

We offer promotional packages, which involve the bundled sales of terminal equipment, i.e. mobile handsets, and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. We recognize revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services.

Accounting for goodwill and long-lived Assets

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

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress and contract costs are reviewed periodically in order to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

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

For the year ended December 31, 2018, no provision for impairment losses were made against the carrying value of long-lived assets. For the year ended December 31, 2017, provision for impairment losses of RMB10 million were made against the carrying value of long-lived assets. For the year ended December 31, 2016, provision for impairment losses of RMB62 million were made against the carrying value of long-lived assets.

Provision of expected credit losses (“ECL”) for accounts receivable

We use provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on our historical default rates taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical observed default rates are reassessed annually, and changes in the forward-looking information are considered. In addition, accounts receivable with significant balances and credit-impaired are assessed for ECL individually.

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

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2018 financial statements, the International Accounting Standards Board has issued the following amendments to standards, new standards and interpretation which are not yet effective and not early adopted for the annual accounting period ended December 31, 2018:

Effective for accounting period beginning on or after
IFRS 16, “Leases”	January 1, 2019
IFRIC 23, “Uncertainty over Income Tax Treatments”	January 1, 2019
Amendments to IFRS 9, “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle”	January 1, 2019
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”	January 1, 2019
Amendments to IFRS 3, “Definition of a Business”	January 1, 2020
Amendments to IAS 1 and IAS 8, “Definition of Material”	January 1, 2020
IFRS 17, “Insurance Contracts”	January 1, 2021
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Postponed

We are in the process of making an assessment of the impact that will result from adopting the amendments to standards, new standards and interpretation issued by the International Accounting Standards Board, or IASB, which are not yet effective for the accounting period ended on December 31, 2018. Except for IFRS 16, “Leases”, so far we believe that the adoption of these amendments to standards, new standards and interpretation is unlikely to have a significant impact on our financial position and the results of operations.

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

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. For the classification of cash flows, we currently present upfront prepaid lease payments as investing cash flows in relation to land use rights while other operating lease payments are presented as operating cash flows. Upon application of IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing and operating cash flows respectively, upfront prepaid lease payments will continue to be presented as investing or operating cash flows in accordance to the nature, as appropriate.

Under IAS 17, we have already recognized an asset and a related finance lease liability for finance lease arrangement and prepaid lease payments for land use rights where we are a lessee. The application of IFRS 16 may result in potential changes in classification of these assets depending on whether we present right-of-use assets separately or within the same line item at which the corresponding underlying assets would be presented if they were owned.

Other than certain requirements which are also applicable to lessor, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

As of December 31, 2018, we had non-cancellable operating lease commitments of RMB65,805 million as disclosed in Note 33 to the consolidated financial statements included elsewhere in this annual report. A preliminary assessment indicates that majority of these arrangements will meet the definition of a lease. Upon application of IFRS 16, we will recognize a right-of-use asset and a corresponding liability in respect of these leases unless they qualify for low value or short-term leases.

The application of new requirements may result in changes in measurement, presentation and disclosure as indicated above. We intend to elect the modified retrospective approach for the application of IFRS 16 as lessee and will recognize the cumulative effect of initial application to opening reserves without restating comparative information.

A.	Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating Revenues

Our operating revenues increased by RMB10,895 million, or 3.0% from RMB366,229 million in 2017 to RMB377,124 million in 2018. If excluding the impact of the application of IFRS 15 for the current year, it represented an increase of 4.2% over 2017. This increase was primarily driven by the revenues growth from Internet services, information and application services and telecommunications network resource and equipment services, which was partially offset by a decrease in revenues from voice services and others.

Voice Services. Revenues from our voice services decreased by 17.6% from RMB61,678 million in 2017 to RMB50,811 million in 2018, representing 13.5% of our operating revenues in 2018. Among such revenues, revenues from our wireline voice services decreased by 11.4% from RMB22,263 million in 2017 to RMB19,723 million in 2018. This decrease was primarily due to the increasing penetration of mobile voice services and other alternative means of communications, which continued to divert revenues from wireline voice services. Revenues from our mobile voice services decreased by 21.1% from RMB39,415 million in 2017 to RMB31,088 million in 2018. This decrease was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communication.

Internet Services. Revenues from our Internet services increased by 10.6% from RMB172,554 million in 2017 to RMB190,871 million in 2018, representing 50.6% of our operating revenues in 2018. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile handset Internet access. We promoted large data traffic packages and optimized our data traffic operation system to maintain the growth momentum of our Internet services. The revenues attributable to mobile Internet access services in 2018 was RMB113,502 million, representing an increase of 22.1% from RMB92,961 million in 2017, of which revenues attributable to mobile handset Internet access was RMB111,218 million, representing an increase of 22.4% from 2017. In addition, the number of our wireline broadband subscribers increased to 145.8 million as of December 31, 2018, representing an increase of approximately 12.3 million, or 9.2%, from 133.5 million as of December 31, 2017. Due to intensified market competition, the wireline broadband revenue was RMB74,262 million in 2018, representing a decrease of 3.2% from RMB76,744 million in 2017.

Information and Application Services. Revenues from our information and application services increased by 14.3% from RMB73,044 million in 2017 to RMB83,478 million in 2018, representing 22.1% of our operating revenues in 2018. This increase was primarily due to the rapid growth of our emerging businesses such as IDC, cloud and IPTV (e-Surfing HD) services.

Telecommunications Network Resource and Equipment Services. Revenues from our telecommunications network resource and equipment services increased by 5.7% from RMB19,125 million in 2017 to RMB20,211 million in 2018, representing 5.4% of our operating revenues in 2018. This increase was primarily due to the increase in digital circuit service and IP-VPN service revenues.

Others. Other revenues decreased by 20.3% from RMB39,828 million in 2017 to RMB31,753 million in 2018, representing 8.4% of our operating revenues in 2018. The decrease in other revenues was primarily due to the increasing number in mobile terminals sold through open channels and the decrease in number of terminals sold through our own channels. The revenues from sales of mobile terminals decreased by 29.6% from RMB26,759 million in 2017 to RMB18,836 million in 2018.

Operating Expenses

Our operating expenses increased by 2.8% from RMB339,009 million in 2017 to RMB348,410 million in 2018. The increase in operating expenses was primarily due to increases in network operations and support expenses and personnel expenses, which was partially offset by the decrease in other operating expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 0.7% from RMB74,951 million in 2017 to RMB75,493 million in 2018. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 20.5% in 2017 to 20.0% in 2018.

Network Operations and Support Expenses. Our network operations and support expenses increased by 11.6% from RMB103,969 million in 2017 to RMB116,062 million in 2018, among which, our operating and maintenance expenses increased by 15.7% from RMB55,360 million in 2017 to RMB64,056 million in 2018. The increase in network operations and support expenses is primarily due to the Company’s persistent efforts in optimizing and enhancing network quality and capabilities and supporting rapid development of emerging businesses through appropriate increase in resource input in order to further enhance the Company’s competitiveness and to lay a strong foundation for the Company’s future development.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 1.7% from RMB58,434 million in 2017 to RMB59,422 million in 2018. The selling expenses were RMB50,794 million in 2018, representing an increase of 0.9% from 2017. In order to maintain the competitiveness in the market, we appropriately invested in sales and marketing resources and promoted the growth of subscriber scale. Our commission and service expenses for third parties were RMB43,166 million in 2018, representing an increase of 19.0% from 2017. At the same time, with continuous optimization of our sales and marketing model and enhancement in precision management of sales and marketing resources, taking into consideration the impact of the application of IFRS 15, upon which terminal subsidies were no longer presented in selling expenses in 2018 (terminal subsidies amounted to RMB4,707 million in 2017), the growth of the selling expenses slowed down. The general and administrative expenses were RMB8,628 million, representing an increase of 6.7% from 2017, primarily due to the increase in research and development expenditure to support our transformation and development and the innovative research and development of new business.

Personnel Expenses. Personnel expenses increased by 6.6% from RMB56,043 million in 2017 to RMB59,736 million in 2018, primarily due to the increased performance-based bonus for our frontline staff and the economic incentives for emerging business and technical talents to join us. The personnel expenses as a percentage of our operating revenues increased from 15.3% in 2017 to 15.8% in 2018.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB37,697 million in 2018, which decreased by 17.4% from RMB45,612 million in 2017. The decrease was primarily due to the decrease in the cost of mobile terminal equipment sold, which is commensurate with the decreased sales of such goods. The cost of mobile terminal equipment sold was RMB18,192 million in 2018, which decreased by 28.6% from RMB25,488 million in 2017.

Net Finance Costs

Our net finance costs decreased by 17.7% from RMB3,291 million in 2017 to RMB2,708 million in 2018, primarily due to the low-cost financing products we allocated in a flexible manner and the reduction in scale of interest-bearing debt as a result of our implementation of efficient centralized capital management.

The net exchange gain was RMB79 million in 2018, compared to a net exchange loss of RMB134 million in 2017, which was primarily due to depreciation of the Renminbi exchange rate against the U.S. dollars in 2018. According to the exchange rates published by the People’s Bank of China on December 28, 2018, the exchange rate of Renminbi depreciated by 4.8% against the U.S. dollars from December 29, 2017.

Income Tax

In 2018, our income tax expense was RMB6,810 million with an effective tax rate of 24.2%. Our expected income tax expense at our statutory tax rate of 25.0% in 2018 would be RMB7,037 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries as well as that the one-off deemed disposal gain from the dilution of our interest in Tower Company in relation to its listing was not subject to income tax in the current year. See Note 30 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective income tax rate to the statutory income tax rate.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB21,210 million in 2018, with a net margin of 5.6%, compared to a profit attributable to equity holders of the Company of RMB18,617 million in 2017 with a net margin of 5.1%.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Revenues

Our operating revenues increased by RMB13,695 million, or 3.9% from RMB352,534 million in 2016 to RMB366,229 million in 2017. This increase was primarily driven by the revenues growth from Internet services, information and application services and telecommunications network resource services and lease of network equipment, which was partially offset by a decrease in revenues from voice services and others.

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

Internet Services. Revenues from our Internet services increased by 14.7% from RMB150,449 million in 2016 to RMB172,554 million in 2017, representing 47.1% of our operating revenues. This increase was primarily due to the increase in our mobile Internet access revenues, which was attributable to the rapid growth in the volume of and revenue from our mobile handset Internet access. The revenues attributable to mobile Internet access services in 2017 was RMB92,961 million, representing an increase of 31.5% from RMB70,684 million in 2016, of which revenues attributable to mobile handset Internet access was RMB90,865 million, representing an increase of 33.1% from 2016. In addition, the number of our wireline broadband subscribers increased to 133.5 million as of December 31, 2017, representing an increase of 10.4 million, or 8.5%, from 123.1 million as of December 31, 2016. The wireline broadband revenue was RMB76,744 million in 2017, as compared to RMB76,805 million in 2016.

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

Telecommunications Network Resource and Equipment Services. Revenues from our telecommunications network resource and equipment services increased by 7.6% from RMB17,781 million in 2016 to RMB19,125 million in 2017, representing 5.2% of our operating revenues in 2017. Revenue from wireline telecommunications network resource and equipment services was RMB18,835 million in 2017.

Others. Other revenues decreased by 15.7% from RMB47,238 million in 2016 to RMB39,828 million in 2017, representing 10.9% of our operating revenues in 2017. The decrease in other revenues was primarily due to the decrease in the sales of mobile terminals. The revenues from sales of mobile terminals decreased by 22.7% from RMB34,612 million in 2016 to RMB26,759 million in 2017, primarily due to the reduction in our centralized procurement and the decrease in number of terminals sold through our own channels.

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

The net exchange loss was RMB134 million in 2017, compared to a net exchange gain of RMB113 million in 2016, which was primarily due to appreciation of the Renminbi exchange rate against the U.S. dollars in 2017. According to the exchange rates published by the People’s Bank of China on December 29, 2017, the exchange rate of Renminbi appreciated by 6.2% against the U.S. dollars from December 30, 2016.

Income Tax

In 2017, our income tax expense was RMB6,192 million with the effective tax rate of 24.8%. Our expected income tax expense at our statutory tax rate of 25.0% in 2017 would be RMB6,238 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries. See Note 30 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective income tax rate to the statutory income tax rate.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB18,617 million in 2017, with a net margin of 5.1%, compared to a profit attributable to equity holders of the Company was RMB18,018 million in 2016 with a net margin of 5.1%.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(RMB in millions)
Net cash flow from operating activities	101,135	96,502	99,298
Net cash used in investing activities	(99,043)	(85,263)	(85,954)
Net cash used in financing activities	(9,555)	(16,147)	(16,283)

Net decrease in cash and cash equivalents	(7,463)	(4,908)	(2,939)

Cash and cash equivalents decreased by 14.1% from RMB19,410 million as of December 31, 2017, of which 81.6% was denominated in RMB, to RMB16,666 million as of December 31, 2018, of which 64.0% was denominated in RMB. Our net cash outflow was RMB2,939 million in 2018, as compared with the net cash outflow of RMB4,908 million in 2017.

Our principal source of liquidity is net cash inflow from operating activities, which was RMB99,298 million in 2018, an increase of RMB2,796 million from RMB96,502 million of net cash inflow in 2017. The increase was mainly due to the increase in the revenue related to operating activities.

Net cash outflow used in investing activities increased by RMB691 million from RMB85,263 million in 2017 to RMB85,954 million in 2018.

Net cash outflow used in financing activities was RMB16,283 million in 2018 compared to RMB16,147 million in 2017.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB185,915 million as of December 31, 2018, compared to a deficit of RMB203,858 million as of December 31, 2017.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and debt financing, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2019. We have established and maintained high credit ratings in domestic major financing markets, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2018, we had unutilized credit facilities of RMB150,693 million with major domestic commercial banks, from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2016	2017	2018
	(RMB in millions)
Short-term debt	40,780	54,558	49,537
Long-term debt and payable maturing within one year	62,276	1,146	1,139
Long-term debt	9,370	48,596	44,852
Finance lease obligations (including current portion)	102	77	216

Total debt	112,528	104,377	95,744

Our total debt decreased by RMB8,633 million from RMB104,377 million as of December 31, 2017 to RMB95,744 million as of December 31, 2018, primarily due to the reduction in scale of interest-bearing debt as a result of our implementation of efficient centralized capital management. Our debt-to-asset ratio (total debt divided by total assets) decreased from 15.8% as of December 31, 2017 to 14.4% as of December 31, 2018. We believe that our Company has maintained a solid capital structure.

Our short-term debt constituted 51.7% of our total debt as of December 31, 2018. The weighted average interest rate of our short-term debt was 3.2% as of December 31, 2018, representing a decrease of 0.8 percentage point from that as of December 31, 2017.

Our long-term debt (including current portion) decreased from RMB49,742 million as of December 31, 2017 to RMB45,991 million as of December 31, 2018.

Of our total debt as of December 31, 2018, 99.4%, 0.4% and 0.2% were denominated in Renminbi, U.S. dollars and Euros, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the periods after December 31, 2018 may differ from the amounts indicated below.

	Year Ended December 31,
	2017	2018	2019 (Planned)
	(RMB in millions)
Total capital expenditure	88,712	74,940	78,000

In 2018, we continued to implement Big Data precision investment, persistently established superior network and at the same time reinforced management and control in capital expenditure. In 2018, our capital expenditure was RMB74,940 million, a decrease of 15.5% from RMB88,712 million in 2017.

Our capital expenditure for 2019 is projected to be approximately RMB78,000 million. The investment in mobile networks will be mainly used for continuously improving 4G network coverage and enhancing 4G network capacity and quality as well as expanding 5G trials with a proper pace. The investment in broadband networks will be mainly used for maintaining fiber network edge, strengthening the benchmark and leadership position of Gbps service in key areas, improving the carrying capacity of the Internet as well as improving the end-to-end flexible resource allocation and scheduling capabilities. The investment in DICT will be mainly used for improving IDC and cloud resources layout to uplift network agility and flexibility and strengthen end-to-end service capability of cloud-network integration.

Capital Resources

The main sources of our capital resources are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital resources requirements in the future.

C.	Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network, system, and the rollout of our new applications and services. Our researchers focus on network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include 5G mobile communications technology, ultra-high-speed optic fiber transmission technology, cloud computing, Big Data, AI or artificial intelligence technology, Internet of Things, broadband access, operation and service support systems and development of value-added services.

D.	Trend Information

Please also refer to our discussion in each section of “—Overview” and “—A. Operating Results” included elsewhere under this Item.

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2018:

	Payable in
	Total	2019	2020	2021	2022	2023	After 2023
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	49,537	49,537	—	—	—	—	—
Long-term debt	45,991	1,139	18,091	1,029	20,992	923	3,817
Interest payable	8,213	3,028	1,517	917	963	246	1,542
Finance lease obligations	216	101	36	26	20	27	6
Operating lease commitments	65,805	15,658	14,466	13,440	12,682	3,461	6,098
Capital commitments	15,303	15,303	—	—	—	—	—

Total contractual obligations	185,065	84,766	34,110	15,412	34,657	4,657	11,463

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our directors must be elected by our shareholders at a general meeting. Our directors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the sixth session of the Board is three years, starting from May 23, 2017 until the date of the Company’s annual general meeting for the year 2019 to be held in the year 2020, upon which the seventh session of the Board will be elected. As of December 31, 2018, the Board comprised ten Directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

On January 29, 2018, Mr. Sun Kangmin retired from his positions as an Executive Director and Executive Vice President of the Company due to his age.

On May 28, 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagements. On the same date, Madam Wang Hsuehming, an Independent Non-Executive Director of the Company, was appointed as a member and the Chairlady of the Nomination Committee of the Company.

On July 10, 2018, Mr. Zhang Zhiyong and Mr. Liu Guiqing were appointed as Executive Vice Presidents of the Company.

On July 19, 2018, Mr. Liu Aili resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement.

On July 20, 2018, Madam Zhu Min was appointed as an Executive Vice President, the Chief Financial Officer and Secretary of the Board of the Company. On the same date, Mr. Ke Ruiwen resigned from his position as a Joint Company Secretary of the Company due to change in work arrangement.

On October 25, 2018, Mr. Ke Ruiwen was appointed as the President and Chief Operating Officer of the Company and no longer held the position of the Executive Vice President of the Company.

On October 26, 2018, the appointment of Madam Zhu Min as an Executive Director of the Company was approved at the extraordinary general meeting of the Company. On the same date, Mr. Ke Ruiwen no longer acts as the Authorised Representative of the Company due to change in work arrangement and Madam Zhu Min was appointed as the Authorised Representative of the Company. Meanwhile, the appointment of Mr. Yeung Chi Wai, Jason as an Independent Non-Executive Director of the Company was approved at the extraordinary general meeting of the Company and he was also appointed as a member of the Audit Committee of the Company.

On March 4, 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement.

On March 8, 2019, the Board resolved to approve Mr. Ke Ruiwen, the Executive Director, President and Chief Operating Officer of the Company, to performing the functions of the Chairman and Chief Executive Officer.

On March 11, 2019, Mr. Wang Guoquan was appointed as an Executive Vice President of the Company.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Ke Ruiwen	55	Performing the functions of the Chairman and Chief Executive Officer; Executive Director, President and Chief Operating Officer
Gao Tongqing	55	Executive Director and Executive Vice President
Chen Zhongyue	47	Executive Director and Executive Vice President
Zhu Min	54	Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board
Chen Shengguang	55	Non-Executive Director
Tse Hau Yin, Aloysius	71	Independent Non-Executive Director
Xu Erming	69	Independent Non-Executive Director
Wang Hsuehming	69	Independent Non-Executive Director
Yeung Chi Wai, Jason	64	Independent Non-Executive Director
Zhang Zhiyong	53	Executive Vice President
Liu Guiqing	52	Executive Vice President
Wang Guoquan	46	Executive Vice President

Ke Ruiwen, age 55, is an Executive Director, President and Chief Operating Officer of the Company, joined the Board of the Company in May 2012 and has performed the functions of the Chairman and Chief Executive Officer of the Company since March 8, 2019. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President of the Company, Vice President and President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also the Chairman of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Gao Tongqing, age 55, is an Executive Director and Executive Vice President of the Company and joined the Board of the Company in May 2017. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Chen Zhongyue, age 47, is an Executive Director and Executive Vice President of the Company and joined the Board of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economics from Zhejiang University and an executive master of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Zhu Min, age 54, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board and joined the Board of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and Director of Shanghai Pudong Development Bank Co., Ltd.. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Chen Shengguang, age 55, is a Non-Executive Director of the Company and joined the Board of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, Director of FSPG Hi-Tech Co., Ltd., Non-Executive Director of Xingfa Aluminium Holdings Limited, Director of Guangdong Silk-Tex Group Co., Ltd., Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management.

Tse Hau Yin, Aloysius, age 71, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Xu Erming, age 69, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is the Independent Non-Executive Director of Comtec Solar Systems Group Limited. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and the Independent Supervisor of Harbin Electric Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Wang Hsuehming, age 69, is an Independent Non-Executive Director of the Company and joined the Board of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatizations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

Yeung Chi Wai, Jason, age 64, is an Independent Non-Executive Director of the Company and joined the Board of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd. and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

Zhang Zhiyong, age 53, was appointed as an Executive Vice President of the Company on July 10, 2018. Mr. Zhang is a senior engineer. He graduated from the Changchun Institute of Posts and Telecommunications with a bachelor degree in radio engineering. He also received a master degree in control engineering from Yanshan University and a master of management degree from BI Norwegian School of Management. Mr. Zhang served as Managing Director of the Sideline Industrial Management Department of China Telecommunications Corporation, President and Executive Director of China Communications Services Corporation Limited, General Manager of Xinjiang branch and Beijing branch of China Telecom Corporation Limited. He is also a Vice President of China Telecommunications Corporation, the Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Non-Executive Director of China Tower Corporation Limited. Mr. Zhang has extensive experience in management and the telecommunications industry.

Liu Guiqing, age 52, was appointed as an Executive Vice President of the Company on July 10, 2018. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Wang Guoquan, age 46, was appointed as an Executive Vice President of the Company on March 11, 2019. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd.. Mr. Wang has extensive experience in management and the telecommunications industry.

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

On October 26, 2018, the appointment of Mr. Xu Shiguang as a Supervisor of the Company was approved at the extraordinary general meeting of the Company.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Sui Yixun	55	Supervisor (Chairman)
Zhang Jianbin	53	Supervisor (Employee Representative)
Yang Jianqing	59	Supervisor (Employee Representative)
Xu Shiguang	39	Supervisor
Ye Zhong	59	Supervisor

Sui Yixun, age 55, is the Chairman of the Supervisory Committee of the Company and joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently the Managing Director of audit department of the Company, a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Zhang Jianbin, age 53, is an Employee Representative Supervisor of the Company and joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Yang Jianqing, age 59, is an Employee Representative Supervisor of the Company and joined the Supervisory Committee of the Company in May 2017. Mr. Yang is currently the senior consultant of Corporate Culture Department of the Company. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company and General Manager of Corporate Culture Department of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry.

Xu Shiguang, age 39, is a Supervisor of the Company and joined the Supervisory Committee of the Company in October 2018. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University and is studying the PhD course at the Chinese Academy of Fiscal Sciences. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

Ye Zhong, age 59, is a Supervisor of the Company and joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Director of Zhejiang Provincial Financial Holdings Co., Ltd., Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., and Chairman of Zhejiang Financial Market Investment Co. Ltd.. Mr. Ye served as Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Industry Fund Co., Ltd., Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

B.	Compensation

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries, directly or indirectly, including directors, supervisors and executive vice presidents of the Company and its subsidiaries. The aggregate amount of compensation we paid to our key management personnel was approximately RMB8.741 million for the year ended December 31, 2018.

Our directors and supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. The aggregate amount of compensation we paid to our directors and supervisors as a group for the year ended December 31, 2018 was approximately RMB7.316 million. The following table sets forth the compensation received or receivable by our Company’s directors and supervisors(1)(2):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses(3)	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2018
Executive Directors
Yang Jie(4)	—	207	536	—	89	832
Liu Aili(5)	—	121	178	—	52	351
Ke Ruiwen	—	197	497	—	85	779
Sun Kangmin(6)	—	—	—	—	—	—
Gao Tongqing	—	192	489	—	84	765
Chen Zhongyue	—	192	489	—	82	763
Zhu Min(7)	—	37	53	—	14	104

Non-Executive Director
Chen Shengguang	—	—	—	—	—	—

Independent Non-Executive Directors
Tse Hau Yin, Aloysius	471	—	—	—	—	471
Cha May Lung, Laura(8)	108	—	—	—	—	108
Xu Erming	250	—	—	—	—	250
Wang Hsuehming	257	—	—	—	—	257
Yeung Chi Wai, Jason(9)	44	—	—	—	—	44

Supervisors
Sui Yixun	—	216	485	—	84	785
Zhang Jianbin	—	209	485	—	84	778
Yang Jianqing	—	268	494	—	86	848
Hu Jing(10)	—	15	83	—	12	110
Xu Shiguang(11)	—	18	40	—	13	71
Ye Zhong	—	—	—	—	—	—

Total	1,130	1,672	3,829	—	685	7,316

(1)

The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year. None of the directors or supervisors received any inducements for joining the Company or compensation for loss of office, or waived or agreed to waive any emoluments during this year.

(2)	The independent non-executive directors’ remuneration were for their services as directors of the Company.
(3)

The discretionary bonuses of the executive directors and supervisors were determined based on the Group’s performance for the year. In addition, according to the respective provision of the State-owned Assets Supervision and Administration Commission of the State Council, certain directors were also entitled to deferred bonuses in relation to 2013 and 2015. The deferred bonuses paid to Mr. Yang Jie, Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue in the current year were RMB189 thousand, RMB167 thousand, RMB167 thousand and RMB167 thousand, respectively. Such deferred bonuses were not included in the above compensation.

(4)	Mr. Yang Jie resigned as an executive director of the Company on March 4, 2019.
(5)	Mr. Liu Aili resigned as an executive director of the Company on July 19, 2018.
(6)	Mr. Sun Kangmin retired as an executive director of the Company on January 29, 2018.
(7)	Madam Zhu Min was appointed as an executive director of the Company on October 26, 2018.
(8)	Madam Cha May Lung, Laura resigned as an independent non-executive director of the Company on May 28, 2018.
(9)	Mr. Yeung Chi Wai, Jason was appointed as an independent non-executive director of the Company on October 26, 2018.
(10)	Mr. Hu Jing resigned as a supervisor of the Company on February 27, 2018.
(11)	Mr. Xu Shiguang was appointed as a supervisor of the Company on October 26, 2018.

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

Share Appreciation Rights

We implemented a plan of share appreciation rights for members of our management in order to provide further incentives for these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of our Company’s H shares at the date of exercise based on the applicable exchange rate between Renminbi and Hong Kong dollar at the date of the exercise, where the highest proportion of the earnings from exercise of the share appreciation rights to the total remuneration at the grant of the share appreciation rights shall be 40%. We recognize compensation expense of the share appreciation rights over the applicable vesting period. Changes in our payment obligation under the share appreciation rights plan resulting from changes in fair value of our H shares for the period subsequent to the vesting period through the date of the exercise are also reflected in our earnings.

In November 2018, we approved the granting of 2,394 million share appreciation right units to eligible employees. Under the terms of this grant, all share appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$3.81 per unit. A recipient of share appreciation rights may exercise the rights in stages commencing November 2020. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total share appreciation rights granted to such person.

During the years ended December 31, 2018 and 2017, no share appreciation right units were exercised. For the year ended December 31, 2018, compensation expense of RMB30 million was recognized by us in respect of share appreciation rights. As of December 31, 2018, the carrying amount of the liability arising from share appreciation rights was RMB30 million. As of December 31, 2017, no liability arising from share appreciation rights was assumed by us.

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

On January 29, 2018, Mr. Sun Kangmin retired from his positions as an Executive Director and Executive Vice President of the Company due to his age. On May 28, 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagements. On July 19, 2018, Mr. Liu Aili resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement. On October 26, 2018, the appointments of Madam Zhu Min as an Executive Director of the Company and Mr. Yeung Chi Wai, Jason as an Independent Non-Executive Director of the Company were approved at the extraordinary general meeting and their term of office commences from October 26, 2018 until the annual general meeting of the Company for the year 2019 to be held in year 2020. On March 4, 2019, Mr. Yang Jie resigned from positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. Our Board currently consists of nine directors with four Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

The Board holds at least four meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2018, the Board played a pivotal role in the Company’s operation, budgeting, supervision, internal control, risk management, and other significant decisions and corporate governance. The Board reviewed significant matters including the Company’s annual and interim financial statements, quarterly financial results, financial and investment budgets, risk management and internal control implementation and assessment report, annual proposal for profit distribution, share appreciation rights scheme and the grant proposal, renewal of the continuing connected transactions and the applicable renewed annual caps thereto, the implementation of continuing connected transactions, changes of directors and Board committee members, supervisors and senior management of the Company, remuneration proposal for the newly appointed directors, re-appointment and remuneration of auditors, establishment of independent board committee, appointment of independent financial adviser and implementation of new lease standard. During the year, the Company convened four Board meetings and completed various written resolutions. In 2018, the Chairman held a meeting to communicate with Non-Executive Directors (including Independent Non-Executive Directors) without the presence of Executive Directors independently to ensure their opinions can be fully expressed, further facilitating the exchange of different views on the Board.

Audit Committee

The Audit Committee was established in 2002. On October 26, 2018, Mr. Yeung Chi Wai, Jason was appointed as a member of the Audit Committee. It currently consists of four members, Mr. Tse Hau Yin, Aloysius (as the Chairman), Professor Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, all of whom are Independent Non-executive Directors. The Audit Committee is accountable to the Board and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board in March 2005 and amended in March 2009, in December 2011, in March 2015 and in December 2018, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and integration of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and supervision of the qualifications, independence, selection and appointment of external independent auditors, and approval of services provided by the external independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company together with the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal control and audit matters.

In 2018, the Audit Committee held five meetings and passed one written resolution, in which it reviewed important matters related to the Company’s annual and interim financial statements, quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external independent auditors, effectiveness of risk management and internal control systems, internal audit, renewal of the continuing connected transactions and the applicable renewed annual caps thereto, implementation of continuing connected transactions and the implementation of new lease standard. The Audit Committee reviewed the annual auditor’s report, interim review report and quarterly agreed-upon procedures reports prepared by the external independent auditors, communicated with the management and the external independent auditors with regard to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee regularly received risk management reports, quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the internal audit department. In addition, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external independent auditors, reviewed the U.S. annual report, and communicated independently with the external independent auditors twice a year.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of three members, Professor Xu Erming (as the Chairman), Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming, all of whom are Independent Non-Executive Directors. The Remuneration Committee is accountable to the Board and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board in March 2005 and amended in December 2011 and in December 2018, pursuant to which the Remuneration Committee’s principal responsibilities include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, making recommendations to the Board on our overall remuneration policies and structure relating to compensation of directors and senior management and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual executive directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment).

The Remuneration Committee held one meeting and passed one written resolution in 2018, in which it reviewed and discussed the remuneration proposal for the newly appointed directors, share appreciation rights scheme and the grant proposal.

Nomination Committee

The Nomination Committee was established in 2005. On May 28, 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagements. On the same date, Madam Wang Hsuehming, an Independent Non-Executive Director of the Company, was appointed as a member and the Chairlady of the Nomination Committee of the Company. It currently consists of three members, Madam Wang Hsuehming (as the Chairlady), Mr. Tse Hau Yin, Aloysius and Professor Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the latter on its work. The Nomination Committee meets when necessary. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity of the board on a regular basis; identifying individuals suitably qualified to become board members and selecting or making recommendations to the board on the selection of individuals nominated for directorships; reviewing the Board Diversity Policy to evaluate its effectiveness; assessing the independence of proposed candidate for independent non-executive directors; and making recommendations to the board on the appointment or re-appointment of directors (especially Chairman and Chief Executive Officer) and succession planning for directors.

The Nomination Committee held one meeting and passed one written resolution in 2018, where it performed a review of the structure and operations of the Board and the proposed candidate for Director and other related matters.

Independent Board Committee

The Independent Board Committee consists of three Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain connected transactions on a case by case basis pursuant to the Listing Rules of the Hong Kong Stock Exchange.

The Independent Board Committee held one meeting in 2018, where it reviewed the renewal of the continuing connected transactions and the applicable renewed annual caps thereto and gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

D.	Employees

General

As of December 31, 2018, we had 280,747 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016		2017		2018
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	43,194	15.1%	44,289	15.6%	45,045	16.0%
Sales and marketing	147,885	51.5%	141,261	49.7%	138,001	49.2%
Operations and maintenance	94,005	32.7%	89,047	31.3%	87,512	31.2%
Others	1,992	0.7%	9,609	3.4%	10,189	3.6%

Total	287,076	100.0%	284,206	100.0%	280,747	100.0%

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

As of December 31, 2018, none of our directors, supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 23, 2019 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	JPMorgan Chase & Co.	1,656,036,020	long position	11.93%	2.05%
		86,660,983	short position	0.62%	0.11%
		1,391,214,945	lending pool	10.03%	1.72%
H shares	BlackRock, Inc.	1,270,388,123	long position	9.15%	1.57%
		4,496,000	short position	0.03%	0.01%
H shares	The Bank of New York Mellon Corporation	1,190,211,519	long position	8.58%	1.47%
		625,101,100	short position	4.50%	0.77%
		534,051,135	lending pool	3.85%	0.66%
H shares	Citigroup Inc.	1,107,293,104	long position	7.98%	1.37%
		10,490,832	short position	0.08%	0.01%
		1,063,017,708	lending pool	7.66%	1.31%
H shares	Templeton Global Advisors Limited	1,087,529,062	long position	7.84%	1.34%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a state-owned enterprise owned by the SASAC. Guangdong Rising Assets Management Co., Ltd., located at 17 Pearl River West Road, Pearl River New Town, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned by the provincial governments in Guangdong Province. JP Morgan Chase & Co. is located at 383 Madison Ave., New York 10179, United States. BlackRock, Inc. is located at 1209 Orange Street, Wilmington, DE 19801. The Bank of New York Mellon Corporation is located at Corporate Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801 USA. Citigroup Inc. is located at 388 Greenwich Street, New York, 10013, USA. Templeton Global Advisors Limited is located at Box N-7759, Lyford Cay, Nassau, Bahamas.

Based solely on information contained in an Amendment No. 12 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on January 25, 2019 by Franklin Resources, Inc., or FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited, 1,922,236,167 shares of our Company, or the FRI Shares, representing approximately 13.9% of the total number of our H shares outstanding as of December 31, 2018, were beneficially owned by investment companies or other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The principal place of business of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited on January 25, 2019.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

As of April 23, 2019, China Telecom Group, a state-owned enterprise owned by the SASAC, directly owned and controlled 70.89% of our issued share capital. Accordingly, transactions between China Telecom Group and us constitute connected transactions under the Listing Rules.

In connection with our restructuring in 2001, our acquisitions of telecommunications assets from China Telecom Group on December 31, 2003 and June 30, 2004, respectively, the Mobile Network Acquisition in 2012, and our sale of E-surfing Media in 2013, we have entered into various agreements with China Telecom Group relating to the mutual provision of ongoing telecommunications and other services. Such agreements include those for trademark licensing, centralized services, interconnection arrangements, optic fiber leasing, property leasing, land use right leasing, CDMA network facilities leasing, Internet applications channel services and other services.

Our Independent Non-Executive Directors have confirmed that all continuing connected transactions for the year ended December 31, 2018 to which our Company was a party:

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

Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies

The following table sets out the amounts of ongoing related party transactions between us and China Telecom Group (as defined as China Telecom Group and its subsidiaries, except us herewith under this section) for the year ended December 31, 2018:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	519
Net expenses for interconnection settlement	124
Lease of property from China Telecom Group	713
Lease of property to China Telecom Group	48
Provision of IT services by China Telecom Group	1,895
Provision of IT services to China Telecom Group	531
Provision of supplies procurement services by China Telecom Group	3,760
Provision of supplies procurement services to China Telecom Group	2,760
Provision of engineering services by China Telecom Group	16,396
Provision of community services by China Telecom Group	3,296
Provision of ancillary telecommunications services by China Telecom Group	16,744
Provision of Internet applications channel services to China Telecom Group	298
Interest on loans from China Telecom Group	2,099
Others*	186

*	Represent lease of CDMA network facilities, lease of inter-provincial transmission optic fibers, and lease of land use rights from China Telecom Group.

On September 23, 2015, the Company and China Telecommunications Corporation entered into supplemental agreements and renewed the Centralized Services Agreement, the Interconnection Settlement Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Community Services Framework Agreement, the Supplies Procurement Services Framework Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Optic Fiber Leasing Agreement and the Internet Applications Channel Services Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. Set forth below are the details of these agreements, in addition to the Trademark License Agreement:

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Centralized Services Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Centralized Services Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Centralized Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralized Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Interconnection Settlement Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Interconnection Settlement Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Property Leasing Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Property Leasing Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the IT Services Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the IT Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies —Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Community Services Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Community Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Supplies Procurement Services Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Supplies Procurement Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price, which is in turn determined in accordance with the relevant tendering procedure of the Company and the relevant laws and regulations in the PRC, including the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. The Company shall solicit at least three tenderers for the tender process.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Engineering Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Engineering Framework Agreement on the same terms for a further term of three years from January 1, 2019 to December 31, 2021, excepting the pricing term updates. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Ancillary Telecommunications Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Optic Fiber Leasing Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Optic Fiber Leasing Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. The Company may renew the Optic Fiber Leasing Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

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

The Company and China Telecommunications Corporation have entered into a supplemental agreement on September 23, 2015 and renewed the Internet Applications Channel Services Framework Agreement on the same terms (except for the pricing terms) for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Internet Applications Channel Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

The Company and China Telecommunications Corporation agreed on September 23, 2015 to renew the Trademark License Agreement pursuant to the terms thereof for a further term of three years expiring on December 31, 2018. On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Trademark License Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Renewal of Continuing Connected Transactions”. The Company may renew the Trademark License Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

Renewal of Continuing Connected Transactions

On August 20, 2018, the Company and China Telecommunications Corporation entered into supplemental agreements and renewed the Centralized Services Agreement, the Interconnection Settlement Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Community Services Framework Agreement, the Supplies Procurement Services Framework Agreement, the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Optic Fiber Leasing Agreement, the Internet Applications Channel Services Framework Agreement and the Trademark License Agreement for a further term of three years from January 1, 2019 to December 31, 2021. Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated August 20, 2018, the charges payable for the design or supervision of engineering projects with a value of over RMB1 million or engineering construction projects with a value of over RMB4 million shall apply the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Company shall solicit at least three tenderers for the tender process. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations, both parties agreed to apply such amended rules and regulations and no amendment to the supplemental agreement is required. The renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the applicable renewed annual caps thereto were approved at the second extraordinary general meeting of the Company held on October 26, 2018. We filed Form 6-Ks on August 21, 2018 and September 10, 2018, respectively, in relation to renewal of continuing connected transactions.

Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities

See “Item 4—Information on the Company—A. History and Development of the Company—Our Acquisition from China Telecom Group of the CDMA Network Assets and Associated Liabilities”.

Our Transfer of Assets to and Tower Lease Arrangements with the Tower Company

See “Item 4—Information on the Company—A. History and Development of the Company – Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”. Furthermore, during 2016 and 2017, the SEC issued comment letters relating to the Company’s previously filed annual reports on Form 20-F for the fiscal years ended December 31, 2015 and 2016. The comment letters inquired mainly about the background, execution process, and accounting treatment in relation to the Company’s disposal and lease of telecommunications towers and related assets with the Tower Company. The Company responded to these comment letters and was notified by the SEC in its letter dated October 20, 2017 that it has completed its review of such previously filed annual reports of the Company. The SEC did not in its October 2017 letter require us to make any amendment to those previously filed annual reports.

Disposal of E-Store to Besttone Holding

See “Item 4—Information on the Company—A. History and Development of the Company— Disposal of E-Store and Establishment of Tianyi Capital”.

Establishment of China Telecom Finance

See “Item 4—Information on the Company—A. History and Development of the Company— Establishment of China Telecom Group Finance Co., Ltd.”.

Our Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2018, the aggregate outstanding principal amount of such loans was RMB8,584 million, which bear interest at fixed rate of 3.5% per annum. On December 25, 2017, we obtained long-term unsecured loans from China Telecom Group to meet our long-term funding needs. As of December 31, 2018, the aggregate outstanding principal amount of such loans was RMB37,000 million, which bear interest at fixed rate of 3.8% per annum and are payable within two to four years. See Note 18 to our audited financial statements included elsewhere in this report for details.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 28, 2018, a final dividend of RMB7,568 million (RMB0.093512 per share equivalent to HK$0.115 per share, pre-tax) for the year ended December 31, 2017 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 19, 2019, a final dividend of approximately RMB8,629 million (RMB0.106621 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2018 was proposed for shareholders’ approval at the forthcoming annual general meeting.

The Company attaches great importance to the investment returns of shareholders, strives to maintain the continuity and stability of the dividend policy taking into the consideration the long-term interest and sustainable development of the Company. The following factors will be considered by the Company when formulating the dividend distribution plan:

•	the operating results and cash flow level of the Company;

•	the Company’s future business development position and the capital expenditure requirements;

•	capital needs and gearing ratio;

•	the expectation from shareholders and investors; and

•	other factors that the Board deems appropriate.

Our Board is responsible for formulating the dividend distribution plan and will execute the relevant approval procedures in accordance with relevant laws, rules, regulations and Articles of Association of the Company before proceeding with the distribution. In the future, we will strive for improvement on profitability and at the same time continue to deliver favorable dividend return for the shareholders. Our Board will declare dividends, if any, in Renminbi with respect to our H shares on a per share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

The Bank of New York Mellon, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs were listed and commenced trading on the NYSE on November 14, 2002 under the symbol “CHA”. Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on November 15, 2002. Prior to these listings, there was no public market for our equity securities. The NYSE and the Hong Kong Stock Exchange are the principal host markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2018 and April 23, 2019, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2018 and April 23, 2019, there were, respectively, 40 and 38 registered holders of American depositary receipts evidencing 5,445,990 and 5,310,204 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

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

Furthermore, we may not make loans or provide guarantees to directors or any of their associates, except where such loan or guarantee is made or provided under a service contract as approved by shareholders at the shareholders’ general meeting and to meet expenditure requirement incurred or for the purpose of enabling the director to perform his or her duties properly or made in the ordinary course of business.

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

Taxation of Dividends

Individual Investors. According to the PRC Individual Income Tax Law and its implementing regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20.0%. For a foreign individual who is not a PRC resident, the receipt of dividends from a PRC company is normally subject to a withholding tax of 20.0% unless reduced by an applicable tax treaty. For example, Hong Kong and Macau individual residents are subject to a withholding tax of 10.0% on dividends paid to them. According to the Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Program (Cai Shui [2014] No. 81) and Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Program (Cai Shui [2016] No. 127), the Company shall withhold individual income tax at the rate of 20.0% with respect to dividends received by the mainland individual investors for investing in our H shares through the Southbound Trading Link. The tax levied on dividends derived from the investment by mainland securities investment funds in our H shares through the Southbound Trading Link shall be ascertained by reference to the rules applicable to the individual investors. We are not required to withhold income tax on dividends derived by the mainland enterprise investors through the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves.

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

Tax Treaties. Investors who do not reside in the PRC and reside in countries that have entered into double-taxation treaties with the PRC may be entitled to a reduction of the withholding tax imposed on the payment of dividends to investors of our Company who do not reside in the PRC. The PRC currently has double-taxation treaties with a number of other countries, which include but are not limited to:

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

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC, at its public reference room located at 100 F Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully-convertible currency. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Government restriction on currency conversion may adversely affect our financial condition” and “—Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows”. We are exposed to foreign currency risk primarily because we receive some of our revenue from our international operations and pay-related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2018 and 2017, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2018:

	Expected Maturity
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	4,909	—	—	—	—	—	4,909	4,909
Japanese yen	20	—	—	—	—	—	20	20
Euro	76	—	—	—	—	—	76	76
Hong Kong dollars	251	—	—	—	—	—	251	251
Other currencies	751	—	—	—	—	—	751	751
Short-term bank deposits		—	—	—	—	—
United States dollars	69	—	—	—	—	—	69	69
Liabilities:
Debts in United States dollars
Fixed rate	52	47	36	22	22	157	336	272
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	25	74	199	176
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2018.

As of December 31, 2017:

	Expected Maturity
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	3,009	—	—	—	—	—	3,009	3,009
Japanese yen	24	—	—	—	—	—	24	24
Euro	54	—	—	—	—	—	54	54
Hong Kong dollars	197	—	—	—	—	—	197	197
Other currencies	295	—	—	—	—	—	295	295
Short-term bank deposits
United States dollars	638	—	—	—	—	—	638	638
Liabilities:
Debts in United States dollars
Fixed rate	51	50	45	35	22	167	370	300
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	25	98	223	200
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2017.

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2017 and 2018, our debt consisted of fixed and variable rate debt obligations with maturities from 2018 to 2060 and from 2019 to 2048, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2018 and 2017, respectively.

As of December 31, 2018:

	Expected Maturity
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	50,409	18,019	968	20,945	876	3,586	94,803	93,867
Average interest rate	3.3%	3.3%	3.3%	3.3%	1.2%	1.2%
Variable rate	190	—	—	—	—	—	190	190
Average interest rate(1)	4.2%	—	—	—	—	—
Debts in United States dollars
Fixed rate	52	47	36	22	22	157	336	272
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	25	74	199	176
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2018.

As of December 31, 2017:

	Expected Maturity
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	55,112	1,013	20,974	923	20,897	4,272	103,191	101,798
Average interest rate	3.7%	3.3%	3.3%	3.3%	3.3%	1.2%
Variable rate	516	—	—	—	—	—	516	516
Average interest rate(1)	4.1%	—	—	—	—	—
Debts in United States dollars
Fixed rate	51	50	45	35	22	167	370	300
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	25	98	223	200
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(4)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2017.

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 24, 2018 to April 24, 2019, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$65,000 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$131,523.95 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2018.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer (including the persons performing the functions of the Chief Executive Officer) and the Chief Financial Officer (including the persons performing the functions of the Chief Financial Officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, the Chief Executive Officer (including the persons performing the functions of the Chief Executive Officer) and the Chief Financial Officer (including the persons performing the functions of the Chief Financial Officer) have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer (including the persons performing the functions of the Chief Executive Officer) and the Chief Financial Officer (including the persons performing the functions of the Chief Financial Officer), to allow timely decisions regarding required disclosure.

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

As of December 31, 2018, our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of China Telecom Corporation Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group, and our report dated March 19, 2019, expressed an unqualified opinion on those consolidated financial statements, and included an explanatory paragraph regarding the Group’s change in its method of accounting for revenues from contracts with customers and its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 15, “Revenue from Contracts with Customers” and the related Amendments and International Financial Reporting Standard 9, “Financial Instruments”, respectively.

Basis for Opinion

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

March 19, 2019

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2018, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Professor Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason. They are all independent non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee,” Our Board has determined that Mr. Tse Hau Yin, Aloysius, our independent non-executive director, is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B.	Code of Ethics.

We have adopted a code of ethics that applies to the chief executive officer (including the persons performing the functions of the chief executive officer), president, chief operating officer, chief financial officer (including the persons performing the functions of the chief financial officer), vice presidents, controllers and other senior officers of our Company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report. The text of this code of ethics is also posted on our Internet website at http://www.chinatelecom-h.com/en/cg/pdf/gaoguan.pdf.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2017 and 2018:

	Audit Fees (including VAT)	Audit-Related Fees		Tax Fees		Other Fees
2017	RMB78.80 million	RMB1.79 million		RMB0.45 million		RMB0.12 million
2018	RMB76.80 million	RMB0.72 million	(1)	RMB0.96 million	(2)	RMB1.73 million	(3)

(1)

Audit-related fees in the amount of RMB0.72 million were primarily paid for the advisory services provided to us regarding our internal control and the assurance service provided to us regarding our environmental, social and governance report.

(2)	Tax fees in the amount of RMB0.96 million were primarily paid for profit tax filing assistance services.
(3)	Other fees in the amount of RMB1.73 million were primarily paid for other operating advisory services.

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

Pursuant to the requirements of Section 303A.01 of the Listed Company Manual of the NYSE, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under applicable PRC and Hong Kong laws and regulations, our Board is not required to be formed with a majority of independent directors. As a listed company on the Hong Kong Stock Exchange, we need to comply with the Listing Rules, which require that at least one-third of the board of directors of a listed company in Hong Kong be independent non-executive directors. Our Board currently consists of nine directors, of which four are independent directors, making the number of independent directors exceeds one-third of the total number of directors on the Board, in compliance with the requirements of the Listing Rules. These independent directors satisfy the requirements on “independence” under the Listing Rules, which, however, differ from the requirements in Section 303A.02 of the Listed Company Manual of the NYSE.

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

Section 303A.07 of the Listed Company Manual of the NYSE also provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then, the board of directors of the listed company must determine that such simultaneous service would not impair the ability of such member to effectively serve on the audit committee of the listed company and disclose such determination. The Company is not required, under applicable PRC laws or the Listing Rules to make such determination, and the Company has not made such determination.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)(P)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)(P)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2004, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

Exhibits	Description

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

Exhibits	Description

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited (17)

4.59	Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, dated October 14, 2015, among the Registrant, the Tower Company, CUCL, CMCL, CRHC and other parties thereto (English translation) (18)

4.60	Share Subscription Agreement, dated January 29, 2016, between the Registrant and the Tower Company (English translation) (18)

4.61	Supplemental Agreement to the Centralized Services Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.62	Supplemental Agreement to the Interconnection Settlement Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.63	Supplemental Agreement to the Property Leasing Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.64	Supplemental Agreement to the IT Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.65	Supplemental Agreement to the Community Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.66	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.67	Supplemental Agreement to the Engineering Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.68	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.69	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.70	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.71	Lease Agreement, dated July 8, 2016, between the Registrant and the Tower Company (English translation) (19)

4.72	Supplemental Lease Agreement, dated February 1, 2018, between the Registrant and the Tower Company (English translation)(20)

4.73	Supplemental Agreement to the Centralized Services Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.74	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.75	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.76	Supplemental Agreement to the IT Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.77	Supplemental Agreement to the Community Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.78	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.79	Supplemental Agreement to the Engineering Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

Exhibits	Description

4.80	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.81	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.82	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.83	Supplemental Agreement to the Trademark License Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary)

4.84	China Telecommunications Corporation Financial Services Framework Agreement, dated February 1, 2019, between China Telecommunications Corporation and China Telecom Group Finance Co., Ltd. (English summary)

4.85	China Telecom Financial Services Framework Agreement, dated February 1, 2019, between the Registrant and China Telecom Group Finance Co., Ltd. (English summary)

4.86	CCS Financial Services Framework Agreement, dated February 1, 2019, between China Communications Services Corporation Limited and China Telecom Group Finance Co., Ltd. (English summary)

8.1	List of subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)

Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.

(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.
(17)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-31517), filed with the Securities and Exchange Commission.
(18)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31517), filed with the Securities and Exchange Commission.
(19)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-31517), filed with the Securities and Exchange Commission.
(20)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-31517), filed with the Securities and Exchange Commission.
(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Ke Ruiwen
Name:	Ke Ruiwen
Title:	Executive Director, President and Chief Operating Officer (performing the functions of the Chairman and Chief Executive Officer)

Date: April 29, 2019

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Telecom Corporation Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2019, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Change in Accounting Policies

As discussed in Note 2 to the consolidated financial statements, the Group changed its method of accounting for revenues from contracts with customers and its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 15, “Revenue from Contracts with Customers” and the related Amendments and International Financial Reporting Standard 9, “Financial Instruments”, respectively.

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

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong, the People’s Republic of China
March 19, 2019

We have served as the Group’s auditor since 2013.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in millions)

	Notes	December 31, 2017	December 31, 2018
		RMB	RMB
ASSETS

Current assets
Cash and cash equivalents	4	19,410	16,666
Short-term bank deposits		3,100	6,814
Accounts receivable, net	5	22,096	20,475
Contract assets	6	—	478
Inventories	7	4,123	4,832
Prepayments and other current assets	8	22,128	23,619
Income tax recoverable		693	121

Total current assets		71,550	73,005
Non-current assets
Property, plant and equipment, net	9	406,257	407,795
Construction in progress	10	73,106	66,644
Lease prepayments		22,262	21,568
Goodwill	11	29,920	29,922
Intangible assets	12	12,391	14,161
Interests in associates	13	35,726	38,051
Investments	14	1,154	—
Equity instruments at fair value through other comprehensive income	15	—	852
Deferred tax assets	16	5,479	6,544
Other assets	17	3,349	4,840

Total non-current assets		589,644	590,377

Total assets		661,194	663,382

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	18	54,558	49,537
Current portion of long-term debt	18	1,146	1,139
Accounts payable	19	119,321	107,887
Accrued expenses and other payables	20	98,695	43,497
Contract liabilities	21	—	55,783
Income tax payable		404	601
Current portion of finance lease obligations		51	101
Current portion of deferred revenues	22	1,233	375

Total current liabilities		275,408	258,920
Non-current liabilities
Long-term debt	18	48,596	44,852
Finance lease obligations		26	115
Deferred revenues	22	1,828	1,454
Deferred tax liabilities	16	8,010	13,138
Other non-current liabilities		629	804

Total non-current liabilities		59,089	60,363

Total liabilities		334,497	319,283
Equity
Share capital	23	80,932	80,932
Reserves	24	244,935	262,137

Total equity attributable to equity holders of the Company		325,867	343,069
Non-controlling interests		830	1,030

Total equity		326,697	344,099

Total liabilities and equity		661,194	663,382

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in millions, except per share data)

		Year ended December 31,
	Notes	2016	2017	2018
		RMB	RMB	RMB
Operating revenues	25	352,534	366,229	377,124

Operating expenses
Depreciation and amortization		(67,942)	(74,951)	(75,493)
Network operations and support	26	(94,156)	(103,969)	(116,062)
Selling, general and administrative		(56,426)	(58,434)	(59,422)
Personnel expenses	27	(54,504)	(56,043)	(59,736)
Other operating expenses	28	(52,286)	(45,612)	(37,697)

Total operating expenses		(325,314)	(339,009)	(348,410)

Operating income		27,220	27,220	28,714

Net finance costs	29	(3,235)	(3,291)	(2,708)

Investment income		40	147	38

Income from investments in associates		91	877	2,104

Earnings before income tax		24,116	24,953	28,148

Income tax	30	(5,993)	(6,192)	(6,810)

Profit for the year		18,123	18,761	21,338

Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		—	—	(324)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		—	—	82

		—	—	(242)

Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(228)	(400)	—
Deferred tax on change in fair value of available-for-sale equity securities		57	100	—
Exchange difference on translation of financial statements of subsidiaries outside mainland China		190	(259)	154
Share of other comprehensive income of associates		6	7	(7)

		25	(552)	147

Other comprehensive income for the year, net of tax		25	(552)	(95)

Total comprehensive income for the year		18,148	18,209	21,243

Profit attributable to
Equity holders of the Company		18,018	18,617	21,210
Non-controlling interests		105	144	128

Profit for the year		18,123	18,761	21,338

Total comprehensive income attributable to
Equity holders of the Company		18,043	18,065	21,115
Non-controlling interests		105	144	128

Total comprehensive income for the year		18,148	18,209	21,243

Basic earnings per share	32	0.22	0.23	0.26

Number of shares (in millions)	32	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in millions)

	Attributable to equity holders of the Company
	Notes	Share capital	Capital reserve	Share premium	Surplus reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		80,932	17,160	10,746	70,973	876	(812)	123,948	303,823	967	304,790

Profit for the year		—	—	—	—	—	—	18,018	18,018	105	18,123
Other comprehensive income for the year		—	—	—	—	(165)	190	—	25	—	25

Total comprehensive income for the year		—	—	—	—	(165)	190	18,018	18,043	105	18,148

Disposal of a subsidiary		—	—	—	—	—	—	—	—	(15)	(15)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(86)	(86)
Dividends	31	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)
Appropriations	24	—	—	—	1,638	—	—	(1,638)	—	—	—

Balance as of December 31, 2016		80,932	17,160	10,746	72,611	711	(622)	133,839	315,377	971	316,348

Profit for the year		—	—	—	—	—	—	18,617	18,617	144	18,761
Other comprehensive income for the year		—	—	—	—	(293)	(259)	—	(552)	—	(552)

Total comprehensive income for the year		—	—	—	—	(293)	(259)	18,617	18,065	144	18,209

Acquisition of the Eighth Acquired Group	1	—	(80)	—	—	—	—	(7)	(87)	—	(87)
Acquisition of non-controlling interests		—	46	—	—	—	—	—	46	(196)	(150)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(89)	(89)
Dividends	31	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Appropriations	24	—	—	—	1,686	—	—	(1,686)	—	—	—
Others		—	—	—	—	(4)	—	—	(4)	—	(4)

Balance as of December 31, 2017		80,932	17,126	10,746	74,297	414	(881)	143,233	325,867	830	326,697

Changes in accounting policies	2	—	—	—	302	—	—	2,673	2,975	(1)	2,974

Balance as of January 1, 2018, as restated		80,932	17,126	10,746	74,599	414	(881)	145,906	328,842	829	329,671

Profit for the year		—	—	—	—	—	—	21,210	21,210	128	21,338
Other comprehensive income for the year		—	—	—	—	(249)	154	—	(95)	—	(95)

Total comprehensive income for the year		—		—		(249)	154	21,210	21,115	128	21,243

Disposal of investments in equity instruments at fair value through other comprehensive income		—	—	—	—	(5)	—	5	—	—	—
Disposal of a subsidiary		—	—	—	—	—	—	—	—	5	5
Contribution from non-controlling interests		—	680	—	—	—	—	—	680	265	945
Reduction of capital by non-controlling interests		—	—	—	—	—	—	—	—	(20)	(20)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(177)	(177)
Dividends	31	—	—	—	—	—	—	(7,568)	(7,568)	—	(7,568)
Appropriations	24	—	—	—	1,875	—	—	(1,875)	—	—	—

Balance as of December 31, 2018		80,932	17,806	10,746	76,474	160	(727)	157,678	343,069	1,030	344,099

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in millions)

			Year ended December 31,
	Notes		2016	2017	2018
			RMB	RMB	RMB
Net cash from operating activities	(a	)	101,135	96,502	99,298

Cash flows used in investing activities
Capital expenditure			(96,678)	(87,334)	(83,835)
Lease prepayments			(99)	(89)	(20)
Purchase of investments	(b	)	(3,099)	(443)	(328)
Proceeds from disposal of property, plant and equipment			1,560	2,066	1,866
Proceeds from disposal of lease prepayments			10	72	45
Proceeds from disposal of investments			—	—	96
Net cash (outflow) / inflow from disposal of subsidiaries			(50)	184	(1)
Purchase of short-term bank deposits			(3,237)	(2,815)	(7,726)
Maturity of short-term bank deposits			2,550	3,096	3,949

Net cash used in investing activities			(99,043)	(85,263)	(85,954)

Cash flows used in financing activities
Principal element of finance lease payments			(59)	(84)	(73)
Proceeds from bank debt and other loans			110,446	123,250	97,829
Repayments of bank debt and other loans			(113,366)	(69,953)	(106,923)
Repayment of deferred consideration in respect of the Mobile Network Acquisition			—	(61,710)	—
Payment of the acquisition price of the Eighth Acquisition (Note 1)			—	—	(87)
Payment of dividends			(6,489)	(7,530)	(7,568)
Cash distributions to non-controlling interests			(87)	(89)	(177)
Payment for the acquisition of non-controlling interests			—	(31)	(119)
Contribution from non-controlling interests			—	—	855
Reduction of capital by non-controlling interests			—	—	(20)

Net cash used in financing activities			(9,555)	(16,147)	(16,283)

Net decrease in cash and cash equivalents			(7,463)	(4,908)	(2,939)
Cash and cash equivalents at beginning of year			31,869	24,617	19,410
Effect of changes in foreign exchange rate			211	(299)	195

Cash and cash equivalents at end of year			24,617	19,410	16,666

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Earnings before income tax	24,116	24,953	28,148
Adjustments for:
Depreciation and amortization	67,942	74,951	75,493
Credit impairment losses, net of reversal	2,278	2,036	2,050
Impairment losses for long-lived assets	62	10	—
Write down of inventories	176	178	66
Investment income	(40)	(147)	(38)
Income from investments in associates	(91)	(877)	(2,104)
Interest income	(354)	(429)	(306)
Interest expense	3,702	3,586	3,093
Net foreign exchange (gain) / loss	(113)	134	(79)
Net loss on retirement and disposal of long-lived assets	1,867	1,841	1,757
Increase in accounts receivable	(2,306)	(2,770)	(1,848)
Decrease in contract assets	—	—	170
Decrease / (increase) in inventories	1,038	905	(622)
Increase in prepayments and other current assets	(3,783)	(2,618)	(1,349)
Decrease / (increase) in other assets	366	(231)	271
Increase / (decrease) in accounts payable	3,755	(4,213)	(3,181)
Increase in accrued expenses and other payables	10,878	7,232	9,842
Decrease in contract liabilities	—	—	(6,414)
Decrease in deferred revenues	(418)	(202)	(138)

Cash generated from operations	109,075	104,339	104,811
Interest received	366	433	306
Interest paid	(3,737)	(3,707)	(3,094)
Investment income received	57	63	34
Income tax paid	(4,626)	(4,626)	(2,759)

Net cash from operating activities	101,135	96,502	99,298

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

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network equipment services, international Internet access and transit, Internet data center and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organization

As part of the reorganization (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on September 10, 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities in consideration for 68,317 ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

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

On August 1, 2011 and December 1, 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd (“E-surfing Pay”) and E-surfing Media Co., Ltd. (“E-surfing Media”), acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media to China Telecommunications Corporation in 2013.

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

On October 31, 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The final consideration for the disposal of the equity interest in E-store was arrived at RMB251, among which RMB249 was received on November 16, 2017 and the remaining balance of RMB2 was received in 2018.

Analysis of assets and liabilities of the disposed subsidiary:

October 31, 2017
RMB
Current Assets
Cash and cash equivalents	65
Accounts receivable, net	48
Prepayments and other current assets	67
Non-current Assets
Property, plant and equipment, net	16
Intangible assets	3
Current liabilities
Accounts payable	29
Accrued expenses and other payables	27

Net assets disposal of	143

Gain on disposal of a subsidiary:

2017
RMB
Consideration for the disposal	251
Net assets disposed of	(143)

Gain on disposal	108

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

Organization (continued)

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The total final consideration of the Eighth Acquisition was paid by June 30, 2018.

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

The consolidated results of operations for the year ended December 31, 2016 and the consolidated statement of financial position as of December 31, 2016 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Eighth Acquired Group are set out below:

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

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION

In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for the current year:

•	IFRS 9, “Financial Instruments”

•	IFRS 15, “Revenue from Contracts with Customers” and the related Amendments

•	IFRIC 22, “Foreign Currency Transactions and Advance Consideration”

•	Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”

•	Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

•	Amendments to IAS 40, “Transfers of Investment Property”

•	Amendments to IAS 28 as part of the “Annual Improvements to IFRS Standards 2014-2016 Cycle”

Except for IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments as described below, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year (Note 42).

2.1	IFRS 15, “Revenue from Contracts with Customers”

The Group has applied IFRS 15 for the first time in the current year. IFRS 15 superseded IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations.

The Group has applied IFRS 15 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, January 1, 2018. Any difference at the date of initial application is recognized in the opening reserves and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15, the Group has elected to apply the standard retrospectively only to the contracts that are not completed at January 1, 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18, “Revenue” and the related interpretations.

The Group recognizes revenue from the following major sources which arise from contracts with customers:

•	Telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, and resale of mobile services (MVNO); and

•	Sales, and repair and maintenance of telecommunications equipment and others.

Information about the Group’s performance obligations and the accounting policies resulting from application of IFRS 15 are disclosed in Notes 25 and 3(m) respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15

The following table summarizes the impacts of transition to IFRS 15 on reserves as of January 1, 2018.

RMB
Reserves
Consideration payable to customers	2,884
Contract with multiple performance obligations	663
Incremental costs of obtaining contracts	1,210
Tax effect	(1,066)

Increase as of 1 January 2018	3,691

The following adjustments were made to the amounts recognized in the consolidated statement of financial position as of January 1, 2018. Line items that were not affected by the changes have not been included.

			Carrying amounts previously reported as of December 31, 2017			Carrying amounts under IFRS 15 as of January 1, 2018*
	Notes			Reclassification	Remeasurement
			RMB	RMB	RMB	RMB
Non-current assets
Other assets	(a	)	3,349	—	1,210	4,559
Current assets
Accounts receivable, net	(b	)	22,096	(596)	—	21,500
Contract assets	(b,e	)	—	633	23	656
Prepayments and other current assets	(b	)	22,128	(37)	—	22,091
Current liabilities
Accrued expenses and other payables	(c	)	98,695	(64,912)	—	33,783
Contract liabilities	(c,d,e	)	—	65,699	(3,524)	62,175
Current portion of deferred revenues	(c	)	1,233	(787)	—	446
Non-current liabilities
Deferred tax liabilities	(a,d,e	)	8,010	—	1,066	9,076
Equity
Reserves			244,935	—	3,691	248,626

*	The amounts in this column are before the adjustments from the application of IFRS 9.

Notes:

(a)

The Group incurred incremental commission paid/payable to third party agents in connection with obtaining the contracts with customers. These amounts were previously expensed as incurred. At the date of initial application of IFRS 15, incremental costs of obtaining contracts, netted off deferred tax, amounting to RMB940 were recognized with corresponding adjustments to reserves.

(b)

At the date of initial application of IFRS 15, unbilled revenue of RMB633 arising from information and application service contracts are conditional on the Group’s achieving specified milestones as stipulated in the contracts, and hence such balance was reclassified from accounts receivable and prepayments and other current assets to contract assets.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Notes: (continued)

(c)

At the date of initial application of IFRS 15, considerations received from telecommunications service contracts included in receipts in advance and deferred revenues amounting to RMB64,912 and RMB787, respectively, were reclassified from accrued expenses and other payables and current portion of deferred revenues to contract liabilities.

(d)

Certain subsidies payable to third party agents incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, were previously expensed as incurred. At the date of initial application of IFRS 15, such subsidies were considered as consideration payable to customers and the related impact, netted off deferred tax, amounting to RMB2,224 were recognized with corresponding adjustments to reserves.

(e)

The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Group’s direct sales of promotional packages. The total contract consideration of a promotional package is previously allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. At the date of initial application of IFRS 15, the transaction price was allocated to each performance obligation in the contract on a relative stand-alone selling price basis, and the consideration allocated to sales of terminal equipment was recognized as revenue at contract inception, i.e. when the equipment are delivered, while consideration allocated to provision of telecommunications services would be subsequently recognized as revenue as services are delivered during the contract period, with the impact, netted of deferred tax, amounting to RMB527 recognized with corresponding adjustments to reserves.

The following tables summarize the impacts of applying IFRS 15 on the Group’s consolidated statement of financial position as of December 31, 2018 and its consolidated statement of comprehensive income and consolidated statement of cash flows for the current year for each of the line items affected. Line items that were not affected by the changes have not been included.

Impact on the consolidated statement of financial position

	Notes		As reported as of December 31, 2018	Adjustments	Amounts without application of IFRS 15 as of December 31, 2018
			RMB	RMB	RMB
Non-current assets
Other assets	(a	)	4,840	(1,287)	3,553
Current assets
Accounts receivable, net	(b	)	20,475	461	20,936
Contract assets	(b,e	)	478	(478)	—
Current liabilities
Accrued expenses and other payables	(c,d,e	)	43,497	57,681	101,178
Contract liabilities	(c	)	55,783	(55,783)	—
Current portion of deferred revenues	(c	)	375	765	1,140
Non-current liabilities
Deferred tax liabilities			13,138	(869)	12,269
Equity
Reserves			262,137	(3,098)	259,039

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Impact on the consolidated statement of comprehensive income

	Notes		As reported for the year ended December 31, 2018	Adjustments	Amounts without application of IFRS 15 for the year ended December 31, 2018
			RMB	RMB	RMB
Operating revenues	(d,e	)	377,124	4,377	381,501

Operating expenses
Selling, general and administrative	(a,d,e	)	59,422	3,956	63,378
Other operating expenses	(e	)	37,697	(369)	37,328
Total operating expenses			348,410	3,587	351,997

Operating profit			28,714	790	29,504

Profit before taxation			28,148	790	28,938
Income tax			6,810	197	7,007
Profit for the year			21,338	593	21,931

Total comprehensive income for the year			21,243	593	21,836
Impact on the consolidated statement of cash flows
			As reported for the year ended December 31, 2018	Adjustments	Amounts without application of IFRS 15 for the year ended December 31, 2018
			RMB	RMB	RMB
Profit before taxation			28,148	790	28,938

Operating profit before changes in working capital			108,080	790	108,870

Increase in accounts receivable			(1,848)	164	(1,684)
Decrease in contract assets			170	(170)	—
Decrease in other assets			271	77	348
Increase in accrued expenses and other payables			9,842	(7,253)	2,589
Decrease in contract liabilities			(6,414)	6,414	—
Decrease in contract revenues			(138)	(22)	(160)

Net cash from operating activities			99,298	—	99,298

Notes:

(a)

The Group incurred incremental commission paid/payable to third party agents in connection with obtaining the contracts with customers. These amounts were previously expensed as incurred. Upon application of IFRS 15, incremental costs of obtaining contracts were recognized as an asset if the Group expects to recover such cost. The asset so recognized was subsequently amortized to consolidated statement of comprehensive income on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This change in accounting policy resulted in a reduction of operating expenses by RMB77 for the year ended December 31, 2018, and an increase in contract costs, included in other assets, by RMB1,287 as of December 31, 2018.

(b)

At December 31, 2018, upon application of IFRS 15, unbilled revenue of RMB461 arising from information and application service contracts are conditional on the Group’s achieving specified milestones as stipulated in the contracts, and hence such balance was recognized as contract assets. Before application of IFRS 15, such balance was presented as accounts receivable.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Notes: (continued)

(c)

At December 31, 2018, upon application of IFRS 15, consideration received from telecommunications service contracts amounting to RMB55,783 was recognized as contract liability. Before application of IFRS 15, such balance was presented as receipts in advance (included in accrued expenses and other payables) and current portion of deferred revenues amounting to RMB55,018 and RMB765, respectively.

(d)

Certain subsidies payable to third party agents incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, were previously expensed as incurred. Upon application of IFRS 15, such subsidies were considered as consideration payable to a customer and were accounted for as a reduction of operating revenues unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated. This change in accounting policy resulted in a reduction of operating revenues by RMB3,897 and a reduction of operating expenses by RMB3,510 for the year ended December 31, 2018, and a reduction of contract liabilities, which was presented as accrued expenses and other payables before application of IFRS 15, by RMB2,497 as of December 31, 2018.

(e)

The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Group’s sales of promotional packages. The total contract consideration of a promotional package is previously allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Upon application of IFRS 15, the transaction price was allocated to each performance obligation in the contract on a relative stand-alone selling price basis, and the consideration allocated to sales of terminal equipment was recognized as revenue at contract inception, i.e. when the equipment are delivered, while consideration allocated to provision of telecommunications services would be subsequently recognized as revenue as services are delivered during the contract period. This change in accounting policy resulted in a reduction of operating revenues by RMB480 for the year ended December 31, 2018, a reduction of contract liabilities, which was presented as accrued expenses and other payables before application of IFRS 15, by RMB166, and an increase of contract assets by RMB17 as of December 31, 2018.

2.2	IFRS 9, “Financial Instruments”

In the current year, the Group has applied IFRS 9, “Financial instruments” and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for (1) the classification and measurement of financial assets and financial liabilities, (2) expected credit losses (“ECL”) for financial assets and other items (for example, contract assets) and (3) general hedge accounting.

The Group has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9, i.e. applied the classification and measurement requirements (including impairment under ECL model) retrospectively to instruments that have not been derecognized as of January 1, 2018 (date of initial application) and has not applied the requirements to instruments that have already been derecognized as of January 1, 2018. The difference between carrying amounts as of December 31, 2017 and the carrying amounts as of January 1, 2018 are recognized in the opening reserves, without restating comparative information.

Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 39, “Financial Instruments: Recognition and Measurement”.

Accounting policies resulting from application of IFRS 9 are disclosed in Note 3(k).

Summary of effects arising from initial application of IFRS 9

The table below illustrates the classification and measurement of financial assets and other items subject to ECL under IFRS 9 and IAS 39 at the date of initial application, January 1, 2018.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.2	IFRS 9, “Financial Instruments” (continued)

Summary of effects arising from initial application of IFRS 9 (continued)

	Notes		Investments	Equity instruments at fair value through other comprehensive income	Accounts receivable	Contract assets	Prepayments and other current assets	Deferred tax assets	Deferred tax liabilities	Reserves	Non- controlling interests
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Closing balance as of December 31, 2017 – IAS 39			1,154	—	22,096	—	22,128	5,479	8,010	244,935	830
Effect arising from initial application of IFRS 15			—	—	(596)	656	(37)	—	1,066	3,691	—
Effect arising from initial application of IFRS 9:
Reclassification
From investments	(a	)	(1,154)	1,154	—	—	—	—	—	—	—
Remeasurement
Impairment under ECL model	(b	)	—	—	(919)	—	(1)	203	—	(716)	(1)

Opening balance as of January 1, 2018			—	1,154	20,581	656	22,090	5,682	9,076	247,910	829

Notes:

(a)	Available for sale (“AFS”) investments

From AFS equity investments to equity instruments at fair value through other comprehensive income (“FVTOCI”)

The Group elected to present in other comprehensive income (“OCI”) for the fair value changes of all its equity investments previously classified as available-for-sale investments. These investments are not held for trading and not expected to be sold in the foreseeable future. At the date of initial application of IFRS 9, RMB1,154 were reclassified from investments to equity instruments at FVTOCI, of which RMB185 related to unquoted equity investments previously measured at cost less impairment under IAS 39. The fair value gains of RMB674 relating to those investments previously carried at fair value continued to accumulate in other reserves.

(b)	Impairment under ECL model

The Group applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all accounts receivable and contract assets. To measure the ECL, accounts receivable and contract assets have been grouped based on shared credit risk characteristics, nature of services provided as well as type of customers. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as accounts receivable for the same types of contracts. The Group has therefore concluded that the expected loss rates for accounts receivable are a reasonable approximation of the loss rates for contract assets.

Loss allowances for other financial assets at amortized cost mainly comprise of financial assets included in prepayments and other current assets, are measured on 12-month ECL (“12m ECL”) basis and there have been no significant increase in credit risk since initial recognition.

As of January 1, 2018, the additional credit loss allowance of RMB920 and the related deferred tax impact of RMB203 have been recognized against reserves and non-controlling interests. The additional loss allowance is charged against the respective assets.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.2	IFRS 9, “Financial Instruments” (continued)

Summary of effects arising from initial application of IFRS 9 (continued)

Notes: (continued)

(b)	Impairment under ECL model (continued)

All loss allowances for financial assets measured at amortized cost, including accounts receivable and financial assets included in prepayments and other current assets as of December, 31 2017 reconciled to the opening loss allowance as of January,1 2018 are as follows:

	Accounts receivable	Prepayments and other current assets
	RMB	RMB
As of December 31, 2017 – IAS 39	3,842	370
Amount remeasured through opening reserves	919	1

As of January 1, 2018	4,761	371

2.3	Impacts on opening consolidated statement of financial position arising from the application of all new standards

As a result of the changes in the Group’s accounting policies above, the opening consolidated statement of financial position had to be restated. The following table shows the adjustments recognized for each of the line items affected.

	December 31, 2017	IFRS 15	IFRS 9	January 1, 2018
	RMB	RMB	RMB	RMB
	(audited)			(restated)
Non-current assets
Investments	1,154	—	(1,154)	—
Equity instruments at fair value through other comprehensive income	—	—	1,154	1,154
Deferred tax assets	5,479	—	203	5,682
Other assets	3,349	1,210	—	4,559
Others with no adjustments	579,662	—	—	579,662

Total non-current assets	589,644	1,210	203	591,057

Current assets
Accounts receivable, net	22,096	(596)	(919)	20,581
Contract assets	—	656	—	656
Prepayments and other current assets	22,128	(37)	(1)	22,090
Others with no adjustments	27,326	—	—	27,326

Total current assets	71,550	23	(920)	70,653

Total assets	661,194	1,233	(717)	661,710

Current liabilities
Accrued expenses and other payables	98,695	(64,912)	—	33,783
Contract liabilities	—	62,175	—	62,175
Current portion of deferred revenues	1,233	(787)	—	446
Others with no adjustments	175,480	—	—	175,480

Total current liabilities	275,408	(3,524)	—	271,884

Net current liabilities	(203,858)	3,547	(920)	(201,231)

Total assets less current liabilities	385,786	4,757	(717)	389,826

Non-current liabilities
Deferred tax liabilities	8,010	1,066	—	9,076
Others with no adjustments	51,079	—	—	51,079

Total non-current liabilities	59,089	1,066	—	60,155

Total liabilities	334,497	(2,458)	—	332,039

Equity
Share capital	80,932	—	—	80,932
Reserves	244,935	3,691	(716)	247,910

Total equity attributable to equity holders of the Company	325,867	3,691	(716)	328,842
Non-controlling interests	830	—	(1)	829

Total equity	326,697	3,691	(717)	329,671

Total liabilities and equity	661,194	1,233	(717)	661,710

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

2.3	Impacts on opening consolidated statement of financial position arising from the application of all new standards (continued)

Note:

For the purpose of reporting cash flows from operating activities under indirect method for the year ended December 31, 2018, movements in working capital have been computed based on opening consolidated statement of financial position as of January 1, 2018 as disclosed above.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by IASB. The consolidated financial statements of the Group have been prepared on a going concern basis. These consolidated financial statements were approved and authorized by the Board of Directors on March 19, 2019.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments measured at fair value (Note 3(k)).

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 41.

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

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, other than business combination under common control, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

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

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalized as construction in progress (Note 3(e)), are recognized as income or expense in profit or loss. For the periods presented, no exchange differences were capitalized.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(i)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets held under finance leases (Note 3(o)) are amortized over the shorter of the lease term and their estimated useful lives on a straight-line basis. As of December 31, 2018, no asset was held by the Group under finance leases (December 31, 2017: nil).

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

(e)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(i)). The cost of an item comprises direct costs of construction, capitalization of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(f)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(g)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 11) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 3(i)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Intangible assets

The Group’s intangible assets are primarily software.

Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 3(i)). Amortization of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years.

(i) Impairment of goodwill and long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress and contract costs included in other assets are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

Before the Group recognizes an impairment loss for assets capitalized as contract costs under IFRS 15, the Group assesses and recognizes any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalized as contract costs is recognized to the extent the carrying amounts exceeds the remaining amount of consideration that the Group expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognized as expenses. The assets capitalized as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. The recoverable amount of a tangible and an intangible asset is estimated individually. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

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

(j) Inventories

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for accounts receivable arising from contracts with customers which are initially measured in accordance with IFRS 15 since January 1, 2018. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9 in accordance with transitions in note 2.2)

The Group’s financial assets include financial assets measured subsequently at amortized cost and equity instruments designated as at FVTOCI.

(i)	Financial assets measured subsequently at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Classification and subsequent measurement of financial assets (upon application of IFRS 9 in accordance with transition in note 2.2) (continued)

(ii)	Equity instruments designated as at FVTOCI

At the date of initial application / initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in OCI, and accumulate in other reserves, if that equity investment is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies. These equity instruments are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

Dividend from these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in the “investment income” line item in profit or loss.

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2)

The Group recognizes a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 (including accounts receivable and financial assets included in prepayments and other current assets) and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12m ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from enterprise customers.

For all other instruments, i.e. financial assets included in prepayments and other current assets, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2) (continued)

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. A write-off constitutes a derecognition event. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries are recognized in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on the historical data adjusted by forward-looking information.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not be available, the financial instruments are grouped on the following basis:

•	Nature of financial instruments (i.e. the Group’s accounts receivable and financial assets included in prepayments and other current assets are each assessed as a separate group);

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2) (continued)

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments measured at amortized cost by adjusting their carrying amount, with the exception of accounts receivable and other receivables where the corresponding adjustment is recognized through a loss allowance account.

Classification and subsequent measurement of financial assets (before application of IFRS 9 on January 1, 2018)

The Group’s financial assets are classified into the following specified categories: AFS financial assets and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of the financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i) AFS financial assets

Investments in available-for-sale listed equity securities are carried at fair value with any change in fair value being recognized in other comprehensive income and accumulated separately in equity. For investments in available-for-sale listed equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in profit or loss. Investments in unlisted equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (see below).

(ii) Loans and receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less allowance for doubtful debts (see below) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (before application of IFRS 9 on January 1, 2018)

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/issuer.

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

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of an investment in equity instrument which the Group has elected on initial recognition / initial application to measure at FVTOCI upon application of IFRS 9, the cumulative gain or loss previously accumulated in other reserves is not reclassified to profit or loss, but is transferred to retained earnings.

On derecognition of an AFS financial asset, the cumulative gain or loss previously accumulated in other reserves is reclassified to profit or loss.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

All financial liabilities are subsequently measured at amortized cost using the effective interest method.

Financial liabilities including short-term and long-term debt, accounts payable, and financial liabilities included in accrued expenses and other payables are subsequently measured at amortized cost, using the effective interest method.

Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(l)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(m)	Revenue from contract with customers (upon application of IFRS 15 in accordance with transitions in note 2.1)

Under IFRS 15, the Group recognizes revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the Group’s performance creates and enhances an asset that the customer controls as the Groups performs; or

•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

As such, revenues from contracts with customers of telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are generally recognized over time during which the services are provided to customers.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue from contract with customers (upon application of IFRS 15 in accordance with transitions in note 2.1) (continued)

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. As such, revenues from sales of equipment are recognize at a point in time when the equipment is delivered to the customers and when the control over the equipment have been transferred to the customers.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer but the right is conditioned on the Group’s future performance. A contract asset is transferred to accounts receivable when the right becomes unconditional. A contract asset is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. When the Group receives an advance payment before the performance obligation is satisfied, this will give rise to a contract liability, until the operating revenues recognized on the relevant contract exceed the amount of the advance payment.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Contracts with multiple performance obligations (including allocation of transaction price)

For contracts that contain more than one performance obligations, such as the Group’s direct sales of promotional packages bundling terminal equipment, e.g. mobile handsets, and the telecommunications services, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

The stand-alone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group estimates it using appropriate techniques such that the transaction price ultimately allocated to any performance obligation reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation

The progress towards complete satisfaction of a performance obligation is generally measured based on output method, which is to recognize revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract.

Principal versus agent

When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Group is an agent).

The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer.

The Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Group does not control the specified good or service provided by another party before that good or service is transferred to the customer. When the Group acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue from contract with customers (upon application of IFRS 15 in accordance with transitions in note 2.1) (continued)

Consideration payable to a customer

Consideration payable to a customer includes cash amounts that the Group pays, or expects to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to the Group. The Group accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated.

Certain subsidies payable to third party agent incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, are qualified as consideration payable to a customer and accounted for as a reduction of operating revenues.

Incremental costs of obtaining a contract

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

Certain commissions incurred by the Group paid or payable to third party agents, whose selling activities resulted in customers entering into sale agreements for the Group’s telecommunications service, are qualified as incremental costs. The Group recognizes such costs as an asset, included in other assets, if it expects to recover these costs. The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

The Group applies the practical expedient of expensing all incremental costs to obtain a contract if these costs would otherwise have been fully amortized to profit or loss within one year.

Costs to fulfil a contract

When the Group incurs costs to fulfil a contract, it first assesses whether these costs qualify for recognition as an asset in terms of other relevant standards, failing which it recognizes an asset for these costs only if they meet all of the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify;

•	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Revenue recognition (prior to January 1, 2018)

Before the application of IFRS 15, the revenue recognition methods of the Group are as follows:

•

Revenues from telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are recognized over time during which the services are provided to customers.

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

-

The Group is primarily responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

-	The Group takes title of the inventory of the applications before they are ordered by customers;

-	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

-	The Group has latitude in establishing selling prices with customers;

-	The Group can modify the applications or perform part of the services;

-	The Group has discretion in selecting suppliers used to fulfill an order; and

-	The Group determines the nature, type, characteristics, or specifications of the applications or services.

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

•	Sale of equipment is recognized on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

The Group offers promotional packages, which involve the bundled sales of terminal equipment, i.e. mobile handsets, and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Lease income from operating leases is recognized over the term of the lease.

The Group as lessee

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

(p)	Net finance costs

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

(q)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2016, 2017 and 2018, research and development expense was RMB825, RMB1,088 and RMB 1,341, respectively.

(r)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognized in profit or loss as incurred. Further information is set out in Note 38.

Compensation expense in respect of the share appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the share appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s share appreciation rights scheme are set out in Note 39.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognized until there is reasonable assurance that:

(i)	the Group will comply with all the conditions attaching to them; and

(ii)	the grants will be received.

Government grants that compensate expenses incurred are recognized in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognized in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

(t)	Provisions and contingent liabilities

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

(u)	Value-added tax

Under current PRC tax rules and regulations, output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 10% , or 11% before May 1, 2018, while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 16%, or 17% before May 1, 2018. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 16%, or 3% to 17% before May 1, 2018.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Income tax

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

(w)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(x)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Segmental reporting

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

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2017	2018
	RMB	RMB
Cash at bank and in hand	17,763	14,937
Time deposits with original maturity within three months	1,647	1,729

	19,410	16,666

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2017	2018
			RMB	RMB
Third parties			23,762	23,308
China Telecom Group	(i	)	1,502	1,327
China Tower (See definition in Note 13)			5	10
Other telecommunications operators in the PRC			669	510

			25,938	25,155
Less: Allowance for credit losses			(3,842)	(4,680)

			22,096	20,475

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

As of December 31, 2018 and January 1, 2018, the gross carrying amounts of accounts receivable from contracts with customers amounted to RMB25,155 and RMB25,342, respectively.

Aging analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	December 31,
	2017	2018
	RMB	RMB
Current, within 1 month	9,323	8,376
1 to 3 months	2,607	2,117
4 to 12 months	1,780	1,932
More than 12 months	878	943

	14,588	13,368
Less: Allowance for credit losses	(2,603)	(2,898)

	11,985	10,470

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET (continued)

Aging analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	31 December
	2017	2018
	RMB	RMB
Current, within 1 month	4,421	3,318
1 to 3 months	1,973	2,300
4 to 12 months	2,644	3,994
More than 12 months	2,312	2,175

	11,350	11,787
Less: Allowance for credit losses	(1,239)	(1,782)

	10,111	10,005

As of December 31, 2018, included in the net balance of the Group’s accounts receivable are debtors with aggregate carrying amount of RMB2,503 which are past due as of the reporting date.

Aging analysis of accounts receivable that are not impaired as of December 31, 2017 is as follows:

December 31, 2017
RMB
Not past due	19,623

Less than 1 month past due	1,518
1 to 3 months past due	955

Amounts past due	2,473

22,096

The following table summarizes the changes in allowance for doubtful debts in 2016 and 2017:

	Year ended December 31,
	2016	2017
	RMB	RMB
At beginning of year	2,935	3,402
Impairment losses for doubtful debts	2,203	1,962
Accounts receivable written off	(1,736)	(1,522)

At end of year	3,402	3,842

Details of impairment assessment of accounts receivable for the year ended December 31, 2018 are set out in note 34.

6.	CONTRACT ASSETS

	January 1, 2018*	December 31, 2018
	RMB	RMB
Third parties	480	454
China Telecom Group	176	24

	656	478

* The amounts in this column are after the adjustments from the application of IFRS 9 and 15.

The Group’s contracts for information and application services include payment schedules which require stage payments over the service period once certain specified milestones are reached. The Group classifies these contract assets as current because the Group expects to realize them in its normal operating cycle.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

7.	INVENTORIES

	December 31,
	2017	2018
	RMB	RMB
Materials and supplies	1,071	1,012
Goods for resale	3,052	3,820

	4,123	4,832

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

			December 31,
	Note		2017	2018
			RMB	RMB
Amounts due from China Telecom Group			774	1,035
Amounts due from China Tower			2,152	293
Amounts due from other telecommunications operators in the PRC			369	333
Prepayments in connection with construction work and equipment purchases			2,542	2,752
Prepaid expenses and deposits			3,486	3,628
Value-added tax recoverable			7,186	8,618
Other receivables	(i	)	5,619	6,960

			22,128	23,619

Note:

(i)

Other receivables as of December 31, 2018 include the unpaid remaining consideration of the contribution from non-controlling interest of a subsidiary of the Group amounting to RMB90, which was received in January 2019.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improve- ments	Telecom- munications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2017	99,509	823,836	30,114	953,459
Additions	583	532	410	1,525
Transferred from construction in progress	1,967	87,129	1,707	90,803
Retirement and disposal	(709)	(68,719)	(1,936)	(71,364)
Disposal of a subsidiary	—	(33)	—	(33)
Reclassification	(18)	(272)	290	—

Balance at December 31, 2017	101,332	842,473	30,585	974,390
Additions	712	512	306	1,530
Transferred from construction in progress	1,454	71,704	1,721	74,879
Retirement and disposal	(860)	(59,822)	(1,636)	(62,318)
Reclassification	(97)	(485)	582	—

Balance at December 31, 2018	102,541	854,382	31,558	988,481

Accumulated depreciation and impairment:
Balance at January 1, 2017	(51,018)	(490,917)	(21,853)	(563,788)
Depreciation and impairment charge for the year	(4,326)	(63,903)	(2,145)	(70,374)
Written back on retirement and disposal	620	63,553	1,839	66,012
Disposal of a subsidiary	—	17	—	17
Reclassification	18	184	(202)	—

Balance at December 31, 2017	(54,706)	(491,066)	(22,361)	(568,133)

Depreciation charge for the year	(4,370)	(63,878)	(2,135)	(70,383)
Written back on retirement and disposal	750	55,519	1,561	57,830
Reclassification	26	439	(465)	—

Balance at December 31, 2018	(58,300)	(498,986)	(23,400)	(580,686)

Net book value at December 31, 2018	44,241	355,396	8,158	407,795

Net book value at December 31, 2017	46,626	351,407	8,224	406,257

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2017	80,386
Additions	88,359
Transferred to property, plant and equipment	(90,803)
Transferred to intangible assets	(4,836)

Balance at December 31, 2017	73,106
Additions	74,457
Transferred to property, plant and equipment	(74,879)
Transferred to intangible assets	(6,040)

Balance at December 31, 2018	66,644

11.	GOODWILL

	December 31,
	2017	2018
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,920	29,922

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

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.4% (2017: 9.8%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	INTANGIBLE ASSETS

Software
RMB
Cost:
Balance at January 1, 2017	29,818
Additions	175
Transferred from construction in progress	4,836
Disposals	(268)
Disposal of a subsidiary	(11)

Balance at December 31, 2017	34,550
Additions	269
Transferred from construction in progress	6,040
Disposals	(3,545)

Balance at December 31, 2018	37,314

Accumulated amortization and impairment:
Balance at January 1, 2017	(18,574)
Amortization charge for the year	(3,843)
Written back on disposals	250
Disposal of a subsidiary	8

Balance at December 31, 2017	(22,159)

Amortization charge for the year	(4,366)
Written back on disposals	3,372

Balance at December 31, 2018	(23,153)

Net book value at December 31, 2018	14,161

Net book value at December 31, 2017	12,391

13.	INTERESTS IN ASSOCIATES

	December 31,
	2017	2018
	RMB	RMB
Unlisted equity investments, at cost	36,648	36,933
Share of post-acquisition changes in net assets	(922)	1,118

	35,726	38,051

Fair value of listed investments	N/A	46,797

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest		Principal activities
China Tower Corporation Limited (Note (i))	20.5 (2017: 27.9	% %)	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation (Note (ii))	24.0%		Provision of information technology consultancy services

Notes:

(i)

China Tower Corporation Limited (“China Tower”) is established and operated in the PRC, and listed on the Main Board of The Stock Exchange of Hong Kong Limited on August 8, 2018. Income from investments in associates for the year ended December 31, 2018 includes: (a) a one-off gain amounting to RMB1,170 arising from the dilution of the Company’s share in China Tower in respect of China Tower’s listing including those released from the deferred gain from the Tower Assets Disposal; and (b) share of profits of associates.

(ii)	Shanghai Information Investment Incorporation (“Shanghai Info-investment”) is established and operated in the PRC and is not traded on any stock exchange.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INTERESTS IN ASSOCIATES (continued)

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	December 31,
	2017	2018
	RMB	RMB
Current assets	30,517	31,799
Non-current assets	292,126	283,565
Current liabilities	150,438	114,759
Non-current liabilities	44,710	20,103

	2017	2018
	RMB	RMB
Operating revenues	68,665	71,819
Profit for the year	1,943	2,650
Other comprehensive income for the year	—	—
Total comprehensive income for the year	1,943	2,650
Dividend received from the associate	—	—
Reconcile to the Group’s interests in the associate:
	December 31,
	2017	2018
	RMB	RMB
Net assets of the associate	127,495	180,502
Non-controlling interests of the associate	—	—
The Group’s effective interest in the associate	27.9%	20.5%
The Group’s share of net assets of the associate	35,571	37,003
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,580)	(1,013)

Carrying amount of the interest in the associate in the consolidated financial statements of the Group	33,991	35,990

	Shanghai Information Investment Incorporation
	December 31,
	2017	2018
	RMB	RMB
Current assets	7,146	7,181
Non-current assets	8,049	8,592
Current liabilities	5,835	6,615
Non-current liabilities	2,673	1,985

	2017	2018
	RMB	RMB
Operating revenues	4,313	4,337
Profit for the year	563	586
Other comprehensive income for the year	22	(29)
Total comprehensive income for the year	585	557
Dividend received from the associate	9	9
Reconcile to the Group’s interests in the associate:
	December 31,
	2017	2018
	RMB	RMB
Net assets of the associate	6,687	7,173
Non-controlling interests of the associate	(2,004)	(2,180)
The Group’s effective interest in the associate	24.0%	24.0%
The Group’s share of net assets of the associate	1,124	1,198

Carrying amount of the interest in the associate in the consolidated financial statements of the Group	1,124	1,198

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INTERESTS IN ASSOCIATES (continued)

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2017	2018
	RMB	RMB
The Group’s share of profit of these associates	36	14
The Group’s share of other comprehensive income of these associates	2	—

The Group’s share of total comprehensive income of these associates	38	14

	December 31,
	2017	2018
	RMB	RMB
Aggregate carrying amount of interests in these associates in the consolidated financial statements of the Group	611	863

14.	INVESTMENTS

December 31, 2017
RMB
Available-for-sale listed equity securities	969
Other unlisted equity investments	185

1,154

Other unlisted equity investments mainly represent the Group’s various interests in private enterprises which are mainly engaged in the provision of telecommunications infrastructures construction services, information technology services and Internet contents.

15.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Notes	December 31, 2018
		RMB
Equity securities listed in the mainland China	(i)	638
Unlisted equity securities	(ii)	214

		852

Notes:

(i)

The above listed equity instruments represent ordinary shares of entities listed in the mainland China. These investments are not held for trading, instead, they are held for long-term strategic purposes. The directors of the Company have elected to designate these investments in equity instruments as of FVTOCI as they believe that recognizing short-term fluctuations in these investments’ fair value in profit or loss would not be consistent with the Group’s strategy of holding these investments for long-term purposes and realizing their performance potential in the long run.

(ii)

The above unlisted equity securities represent the Group’s equity interests in various private entities established in the PRC. The directors of the Company have elected to designate these investments in equity instruments as of FVTOCI as they believe that the Group will hold these investments for long-term strategic purposes.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

16.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2018	2017	2018	2017	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,925	1,626	—	—	1,925	1,626
Property, plant and equipment, and others	4,580	3,782	(13,022)	(7,789)	(8,442)	(4,007)
Deferred revenues and installation costs	39	71	(29)	(52)	10	19
Available-for-sale equity securities	—	—	—	(169)	—	(169)
Equity instruments at fair value through other comprehensive income	—	—	(87)	—	(87)	—

Deferred tax assets/(liabilities)	6,544	5,479	(13,138)	(8,010)	(6,594)	(2,531)

	Balance at January 1, 2016	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2016
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment, and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35
Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

	Balance at January 1, 2017	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2017
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment, and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

	Balance at December 31, 2017	Changes in accounting policies	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2018
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,626	203	96	1,925
Property, plant and equipment, and others	(4,007)	(1,066)	(3,369)	(8,442)
Deferred revenues and installation costs	19	—	(9)	10
Available-for-sale equity securities	(169)	169	—	—
Equity instruments at fair value through other comprehensive income	—	(169)	82	(87)

Net deferred tax liabilities	(2,531)	(863)	(3,200)	(6,594)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	OTHER ASSETS

			December 31,
	Note		2017	2018
			RMB	RMB
Contract costs	(i	)	—	1,287
Installation fees			228	124
Other long-term prepaid expenses			3,121	3,429

			3,349	4,840

Note:

(i)

Contract costs capitalized as of December 31, 2018 mainly relate to the incremental sales commissions paid to third party agents whose selling activities resulted in subscribers entering into telecommunications service agreements with the Group. The amount of capitalized costs recognized in profit or loss during the year was RMB1,744. There was no impairment in relation to the opening balance of capitalized costs or the costs capitalized during the year.

18.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2017	2018
	RMB	RMB
Loans from banks – unsecured	16,565	12,881
Super short-term commercial papers – unsecured	18,745	27,992
Other loans – unsecured	150	80
Loans from China Telecom Group – unsecured	19,098	8,584

Total short-term debt	54,558	49,537

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2017 and 2018 was 4.0% per annum and 3.2% per annum, respectively. As of December 31, 2018, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 4.6% (December 31, 2017: 3.5% to 7.3%) per annum, and are repayable within one year; as of December 31, 2018, super short-term commercial papers bear interest at rates ranging from 2.1% to 3.3% (December 31, 2017: 4.1% to 4.2%) per annum, and are repayable by July 26, 2019; the loans from China Telecom Group bear interest at rate of 3.5% (December 31, 2017: 3.5%) per annum and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2017	2018
		RMB	RMB
Bank loans – unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2036	9,148	8,455
US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2048	370	336
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	223	199

		9,741	8,990
Other loans – unsecured
Renminbi denominated		1	1
Loans from China Telecom Group – unsecured
Renminbi denominated (Note (ii))		40,000	37,000

Total long-term debt		49,742	45,991
Less: Current portion		(1,146)	(1,139)

Non-current portion		48,596	44,852

Notes:

(i)

The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognized the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and the face value of the Low-interest Loans was recognized as government grants in deferred revenue at initial recognition (Note 22).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	SHORT-TERM AND LONG-TERM DEBT (continued)

Notes: (continued)

(ii)

The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on December 25, 2017, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 in 2018.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2018 are as follows:

RMB
2019	1,139
2020	18,091
2021	1,029
2022	20,992
2023	923
Thereafter	3,817

45,991

The Group’s short-term and long-term debt do not contain any financial covenants. As of December 31, 2017 and 2018, the Group had unutilized committed credit facilities amounting to RMB154,793 and RMB150,693 respectively.

19.	ACCOUNTS PAYABLE

	December 31,
	2017	2018
	RMB	RMB
Third parties	93,324	83,418
China Telecom Group	22,682	20,983
China Tower	2,611	2,850
Other telecommunications operators in the PRC	704	636

	119,321	107,887

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

20.	ACCRUED EXPENSES AND OTHER PAYABLES

			December 31,
	Notes		2017	2018
			RMB	RMB
Amounts due to China Telecom Group	(i	)	1,838	2,171
Amounts due to China Tower			1,374	1,246
Amounts due to other telecommunications operators in the PRC			59	46
Accrued expenses	(ii	)	24,864	33,811
Value-added tax payable			645	484
Customer deposits and receipts in advance			69,915	5,739

			98,695	43,497

Notes:

(i)	Amounts due to China Telecom Group as of December 31, 2017 include the consideration of the Eighth Acquisition amounting to RMB87, which has been fully settled by June 30, 2018.
(ii)

Accrued expenses as of December 31, 2017 include the unpaid portion of consideration of the acquisition of non-controlling interest of a subsidiary of the Group amounting to RMB119, which has been fully settled on January 23, 2018.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

21.	CONTRACT LIABILITIES

	January 1, 2018*	December 31, 2018
	RMB	RMB
Third parties	62,001	55,638
China Telecom Group	174	145

	62,175	55,783

*	The amounts in this column are after the adjustments from the application of IFRS 9 and 15.

Majority of contract liabilities as of January 1, 2018 was recognized as operating revenues for the year ended December 31, 2018.

22.	DEFERRED REVENUES

Deferred revenues as of December 31, 2017 mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortized portion of government grants (Note 18). On January 1, 2018, upon application of IFRS 15, the unused portion of calling cards was reclassified into contract liabilities.

	2017	2018
	RMB	RMB
Balance at end of last year	3,558	3,061
Change in accounting policy (Note 2)	—	(787)

Balance at beginning of the year, as restated	3,558	2,274
Additions for the year:
Calling cards	390	—
Reductions for the year:
Amortization of installation fees	(208)	(138)
Usage of calling cards	(384)	—
Amortization of government grants	(295)	(307)

Balance at end of year	3,061	1,829

Representing:
Current portion	1,233	375
Non-current portion	1,828	1,454

	3,061	1,829

23.	SHARE CAPITAL

	December 31,
	2017	2018
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

24.	RESERVES

	Capital reserve	Share premium	Surplus reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (ii))
Balance as of January 1, 2016	17,160	10,746	70,973	876	(812)	123,948	222,891
Total comprehensive income for the year	—	—	—	(165)	190	18,018	18,043
Dividends (Note 31)	—	—	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	—	—	(1,638)	—

Balance as of December 31, 2016	17,160	10,746	72,611	711	(622)	133,839	234,445
Total comprehensive income for the year	—	—	—	(293)	(259)	18,617	18,065
Acquisition of the Eighth Acquired Group (Note 1)	(80)	—	—	—	—	(7)	(87)
Acquisition of non-controlling interests	46	—	—	—	—	—	46
Dividends (Note 31)	—	—	—	—	—	(7.530)	(7,530)
Appropriations (Note (iii))	—	—	1,686	—	—	(1,686)	—
Others	—	—	—	(4)	—	—	(4)

Balance as of December 31, 2017	17,126	10,746	74,297	414	(881)	143,233	244,935

Changes in accounting policies (Note 2)	—	—	302	—	—	2,673	2,975

Balance as of 1 January 2018, as restated	17,126	10,746	74,599	414	(881)	145,906	247,910
Total comprehensive income for the year	—	—	—	(249)	154	21,210	21,115
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	(5)	—	5	—
Contribution from non-controlling interests	680	—	—	—	—	—	680
Dividends (Note 31)	—	—	—	—	—	(7,568)	(7,568)
Appropriations (Note (iii))	—	—	1,875	—	—	(1,875)	—

Balance as of December 31, 2018	17,806	10,746	76,474	160	(727)	157,678	262,137

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

24.	RESERVES (continued)

Notes:

(i)

Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consideration paid by the Group for the acquisition of non-controlling interests and the historical carrying amount of the non-controlling interests acquired.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)

Other reserves of the Group and the Company represent primarily the change in the fair value of investment in equity instruments and the deferred tax liabilities recognized due to the change in fair value of investment in equity instruments.

(iii)	The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRSs, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2018, the Company transferred RMB1,875, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. For the years ended December 31, 2017, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended December 31, 2017, the Company transferred RMB1,686, being 10% of the year’s net profit, to this reserve. As of December 31, 2017, January 1, 2018 and December 31, 2018, the amount of statutory surplus reserve was RMB28,218, RMB28,520 and RMB30,395, respectively.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2017 and 2018. As of December 31, 2017 and 2018, the amount of discretionary surplus reserve was RMB46,079.

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

(iv)

According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRSs. As of December 31, 2017, January 1, 2018 and December 31, 2018, the amount of retained earnings available for distribution was RMB120,270, RMB122,987 and RMB133,076 respectively, being the amount determined in accordance with IFRSs. Final dividend of approximately RMB8,629 in respect of the financial year 2018 proposed after the end of the reporting period has not been recognized as a liability in the consolidated financial statements at the end of the reporting period (Note 31).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	OPERATING REVENUES

For the year ended December 31, 2018

Disaggregation of revenues

	Notes		2018
			RMB
Type of goods or services
Revenue from contracts with customers
Voice	(i	)	50,811
Internet	(ii	)	190,871
Information and application services	(iii	)	83,478
Telecommunications network resource and equipment services	(iv	)	20,211
Others	(v	)	27,450

Subtotal			372,821
Revenue from other sources	(vi	)	4,303

Total operating revenues			377,124

Timing of revenue recognition
A point in time			24,496
Over time			352,628

Total operating revenues			377,124

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charge to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenues.

As of December 31, 2018, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts represents revenue expected to be recognized in the future when service is provided over the contract terms over the next 1 year to 3 years.

For the year ended December 31, 2016 and 2017

The components of the Group’s operating revenues are as follows:

	Year ended December 31,
	2016	2017
	RMB	RMB
Voice	70,185	61,678
Internet	150,449	172,554
Information and application services	66,881	73,044
Telecommunications network resource and equipment services	17,781	19,125
Others	47,238	39,828

	352,534	366,229

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	NETWORK OPERATIONS AND SUPPORT EXPENSES

			Year ended December 31,
	Note		2016	2017	2018
			RMB	RMB	RMB
Operating and maintenance			48,390	55,360	64,056
Utility			13,148	12,522	13,477
Property rental and management fee	(i	)	22,327	26,926	29,434
Others			10,291	9,161	9,095

			94,156	103,969	116,062

Note:

(i)

Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (“Tower Assets”) (hereinafter referred to as the “tower assets lease and related fee”).

27.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Network operations and support	36,286	38,574	40,388
Selling, general and administrative	18,218	17,469	19,348

	54,504	56,043	59,736

28.	OTHER OPERATING EXPENSES

			Year ended December 31,
	Notes		2016	2017	2018
			RMB	RMB	RMB
Interconnection charges	(i	)	11,822	12,223	12,878
Cost of goods sold	(ii	)	38,705	31,712	23,185
Donations			19	23	20
Others	(iii	)	1,740	1,654	1,614

			52,286	45,612	37,697

Notes:

(i)

Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

29.	NET FINANCE COSTS

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest expense incurred	4,200	3,913	3,278
Less: Interest expense capitalized*	(498)	(327)	(185)

Net interest expense	3,702	3,586	3,093
Interest income	(354)	(429)	(306)
Foreign exchange losses	209	664	423
Foreign exchange gains	(322)	(530)	(502)

	3,235	3,291	2,708

* Interest expense was capitalized in construction in progress at the following rates per annum	4.1%-5.0%	3.9%-4.9%	3.8%-4.4%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Provision for PRC income tax	3,478	3,147	3,408
Provision for income tax of other tax jurisdictions	155	123	120
Deferred taxation	2,360	2,922	3,282

	5,993	6,192	6,810

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Year ended December 31,
	Notes		2016	2017	2018
			RMB	RMB	RMB
Earnings before income tax			24,116	24,953	28,148

Expected income tax expense at statutory tax rate of 25%	(i	)	6,029	6,238	7,037
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(275)	(108)	(291)
Differential tax rate on other subsidiaries’ income	(ii	)	(53)	(82)	(58)
Non-deductible expenses	(iii	)	485	380	537
Non-taxable income	(iv	)	(105)	(112)	(319)
Others	(v	)	(88)	(124)	(96)

Actual income tax expense			5,993	6,192	6,810

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

31.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 19, 2019, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB8,629 for the year ended December 31, 2018 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 28, 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 in respect of the year ended December 31, 2017 was declared, and paid on July 27, 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 23, 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 in respect of the year ended December 31, 2016 was declared and paid on July 21, 2017.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2016, 2017 and 2018 is based on the profit attributable to equity holders of the Company of RMB18,018, RMB18,617 and RMB21,210, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

33.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As of December 31, 2018, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

RMB
2019	15,658
2020	14,466
2021	13,440
2022	12,682
2023	3,461
Thereafter	6,098

Total minimum lease payments	65,805

Operating lease commitment as set out above includes the lease commitment to China Tower for the tower assets lease fee. The amount was calculated based on the current lease condition and did not take into consideration the contingent adjustment to the lease charges resulting from the change in sharing of certain towers amongst the telecommunications operators.

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2016, 2017 and 2018 were RMB21,240, RMB25,493 and RMB27,810, respectively.

Capital commitments

As of December 31, 2018, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	1,103
- telecommunications network plant and equipment	14,200

15,303

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)

As of December 31, 2017 and 2018, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

Financial assets of the Group include cash and cash equivalents, bank deposits, equity instrument, accounts receivable and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

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

The fair values of the Group’s financial instruments (other than long-term debt and equity instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments.

The listed equity securities investment included in Group’s equity instruments at fair value through other comprehensive income (2017: available-for-sale listed equity securities) are categorized as level 1 financial instruments. The fair value of the Group’s listed equity securities investment, which amounted to RMB969 and RMB638 as of December 31, 2017 and 2018 respectively was based on quoted market price on PRC stock exchanges.

The fair values of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2017: 1.0% to 4.9%). As of December 31, 2017 and 2018, the carrying amounts and fair value of the Group’s long-term debt was as follows:

	December 31, 2017		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	49,742	48,256	45,991	44,968

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b) Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which mainly comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorizes changes if necessary based on operating and market conditions and other relevant risks. The following summarizes the qualitative and quantitative disclosures for each of the three main types of risks:

(i) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services.

Cash and cash equivalents and short-term bank deposits

To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. The credit risks on bank balances are limited because the counterparties are banks with high credit ratings.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers

For accounts receivable and contract assets, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable and contract assets. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9 (2017: incurred loss model) on trade balances individually or based on provision matrix. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented.

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECL, which is calculated using a provision matrix. As different loss patterns were indicated during the analysis of the Group’s historical credit loss experience between telephone and Internet subscribers and enterprise customers, the following tables provide information about the Group’s exposure to credit risk and ECL for accounts receivable from telephone and Internet subscribers and enterprise customers and contract assets, respectively, as of December 31, 2018:

Accounts receivable from telephone and Internet subscribers:

	December 31, 2018
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB	RMB
Current, within 1 month	2%	8,376	158
1 to 3 months	20%	2,117	420
4 to 6 months	60%	839	502
7 to 12 months	80%	1,093	875
Over 12 months	100%	943	943

		13,368	2,898

Accounts receivable from enterprise customers and contract assets:
	December 31, 2018
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB	RMB
1 to 6 months	2%	4,478	109
7 to 12 months	20%	800	157
1 to 2 years	60%	479	290
2 to 3 years	90%	225	202
Over 3 years	100%	298	298

		6,280	1,056

As of December 31, 2018, the loss allowance for accounts receivable and contract assets was RMB4,680 and RMB8, respectively. Loss allowance of RMB734 as of December 31,2018, which was not calculated collectively in the above tables, was made individually on debtors with significant balances and credit impaired debtors.

Expected loss rates are based on actual loss experience over the past 1 to 3 year. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

(b) Risks (continued)

(i) Credit risk (continued)

Movement in the loss allowance account in respect of accounts receivable during the year is as follows:

RMB
At December 31, 2017 under IAS 39	3,842
Impact on initial application of IFRS 9 (note 2.2)	919
At January 1, 2018	4,761
Impairment losses for ECL	2,008
Accounts receivable written off	(2,089)

At December 31, 2018	4,680

(ii) Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months..

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2017
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	54,558	55,682	55,682	—	—	—
Long-term debt	49,742	58,543	2,725	2,716	46,612	6,490
Accounts payable	119,321	119,321	119,321	—	—	—
Accrued expenses and other payables	98,695	98,695	98,695	—	—	—
Finance lease obligations	77	85	56	14	13	2

	322,393	332,326	276,479	2,730	46,625	6,492

	2018
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	49,537	51,091	51,091	—	—	—
Long-term debt	45,991	52,625	2,602	19,604	25,061	5,358
Accounts payable	107,887	107,887	107,887	—	—	—
Accrued expenses and other payables	43,497	43,497	43,497	—	—	—
Finance lease obligations	216	241	112	40	82	7

	247,128	255,341	205,189	19,644	25,143	5,365

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 18) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(iii) Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debt and long-term debt. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2017		2018
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	4.0	54,042	3.2	49,347
Long-term debt	3.3	49,742	3.3	45,991

		103,784		95,338
Variable rate debt:
Short-term debt	4.1	516	4.2	190

		516		190

Total debt		104,300		95,528

Fixed rate debt as a percentage of total debt		99.5%		99.8%

Management does not expect the increase or decrease in interest rate will materially affect the Group’s financial position and result of operations because the interest rates of 99.8% (December 31, 2017: 99.5%) of the Group’s short-term and long-term debt as of December 31, 2018 are fixed as set out above.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 64.0% (December 31, 2017: 81.6%) of the Group’s cash and cash equivalents and 99.4% (December 31, 2017: 99.4%) of the Group’s short-term and long-term debt as of December 31, 2018 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 18.

35.	CAPITAL MANAGEMENT

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt, and finance lease obligations. As of December 31, 2017 and 2018, the Group’s total debt-to-total assets ratio was 15.8% and 14.4% respectively, which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Short-term Debt	Long-term debt and payable	Finance lease obligation	Other payables in respect of the reduction of capital by non-controlling interests	Consideration payable in respect of the Eighth Acquisition (Note 20)	Consideration payable in respect of the acquisition of non-controlling interests (Note 20)	Dividend payable	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	40,780	71,646	102	—	—	—	—	112,528
Financing cash flows	13,778	(22,191)	(84)	—	—	(31)	(7,619)	(16,147)
New finance leases	—	—	55	—	—	—	—	55
Interest expenses	—	295	9	—	—	—	—	304
Foreign exchange gain	—	(8)	—	—	—	—	—	(8)
Acquisition of the Eighth Acquired Group	—	—	—	—	87	—	—	87
Acquisition of non-controlling interests	—	—	—	—	—	150	—	150
Distribution to non-controlling interests	—	—	—	—	—	—	89	89
Dividends declared	—	—	—	—	—	—	7,530	7,530
Others	—	—	(5)	—	—	—	—	(5)

Balance as of December 31, 2017	54,558	49,742	77	—	87	119	—	104,583
Financing cash flows	(5,021)	(4,073)	(73)	(20)	(87)	(119)	(7,745)	(17,138)
New finance leases	—	—	200	—	—	—	—	200
Interest expenses	—	304	12	—	—	—	—	316
Foreign exchange loss	—	18	—	—	—	—	—	18
Reduction of capital by non-controlling interests	—	—	—	20	—	—	—	20
Distribution to non-controlling interests	—	—	—	—	—	—	177	177
Dividends declared	—	—	—	—	—	—	7,568	7,568

Balance as of December 31, 2018	49,537	45,991	216	—	—	—	—	95,744

Other than net financing cash outflows for the year ended December 31, 2018 totaling RMB17,138 as presented above, E-surfing Pay, a subsidiary of the Company, received RMB855 in the current year as part of the consideration amounting to RMB945 in respect of contribution from non-controlling interests. The remaining balance of RMB90 as of December 31, 2018 was included in prepayments and other current assets (Note 8).

37.	RELATED PARTY TRANSACTIONS

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

			Year ended December 31,
	Notes		2016	2017	2018
			RMB	RMB	RMB
Construction and engineering services.	(i	)	18,936	18,672	16,396
Receiving ancillary services.	(ii	)	13,938	16,072	16,744
Interconnection revenues	(iii	)	60	48	80
Interconnection charges	(iii	)	232	193	204
Receiving community services	(iv	)	2,871	3,028	3,296
Net transaction amount of centralized services	(v	)	523	727	519
Property lease income	(vi	)	36	53	48
Property lease expenses	(vi	)	559	654	713
Provision of IT services	(vii	)	312	642	531
Receiving IT services	(vii	)	1,597	1,812	1,895
Purchases of telecommunications equipment and materials.	(viii	)	5,199	4,248	3,760
Sales of telecommunications equipment and materials.	(viii	)	2,786	3,291	2,760
Internet applications channel services	(ix	)	332	344	298
Interest on amounts due to and loans from China Telecom Group	(x	)	2,928	2,720	2,099
Others	(xi	)	176	190	186

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Notes:

(i)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(ii)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(iii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)

Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.

(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent IT services provided to and received from China Telecom Group.
(viii)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ix)

Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.

(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 18).
(xi)

Represent amounts paid and payable to China Telecom Group primarily for lease of CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibers within its service regions and land use rights.

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2017	2018
	RMB	RMB
Accounts receivable	1,502	1,327
Contract assets	—	24
Prepayments and other current assets	774	1,035

Total amounts due from China Telecom Group	2,276	2,386

Accounts payable	22,682	20,983
Accrued expenses and other payables	1,838	2,171
Contract liabilities	—	145
Short-term debt	19,098	8,584
Long-term debt	40,000	37,000

Total amounts due to China Telecom Group	83,618	68,883

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 18.

As of December 31, 2017 and 2018, no material loss allowance was recognized in respect of amounts due from China Telecom Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

			Year ended December 31,
	Notes		2016	2017	2018
			RMB	RMB	RMB
Tower assets lease and related fee	(i	)	11,657	15,389	16,063
Provision of IT services	(ii	)	12	49	32

Notes:

(i)

Represent tower assets lease and related fee paid and payable to China Tower. The Company and China Tower entered into agreement on July 8, 2016 and a supplemental agreement on February 1, 2018 to confirm the pricing and related arrangements in relation to the leases of the telecommunications towers and related assets.

(ii)	Represent IT and other ancillary services provided to China Tower.

Amounts due from/to China Tower are summarized as follows:

	2017	2018
	RMB	RMB
Accounts receivable	5	10
Prepayments and other current assets	2,152	293

Total amounts due from China Tower	2,157	303

Accounts payable	2,611	2,850
Accrued expenses and other payables	1,374	1,246

Total amounts due to China Tower	3,985	4,096

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As of December 31, 2017 and 2018, no material loss allowance was recognized in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits.	9,886	7,804	7,942
Post-employment benefits.	801	816	799

	10,687	8,620	8,741

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 38.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

37.	RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organizations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 37(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

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

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

38.	POST-EMPLOYMENT BENEFITS PLANS

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

The Group’s contributions for the above plans for the years ended December 31, 2016, 2017 and 2018 were RMB6,656 and RMB6,884 and RMB7,256, respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2017 and 2018 was RMB569 and RMB675, respectively.

39.	SHARE APPRECIATION RIGHTS

The Group implemented a share appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, share appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise, where the highest proportion of the earnings from exercise of the share appreciation rights to the total remuneration at the grant of the share appreciation rights shall be 40%. The Company recognizes compensation expense of the share appreciation rights over the applicable period.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

39.	SHARE APPRECIATION RIGHTS (continued)

In November 2018, the Company approved the granting of 2,394 million share appreciation right units to eligible employees. Under the terms of this grant, all share appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$3.81 per unit. A recipient of share appreciation rights may exercise the rights in stages commencing November 2020. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total share appreciation rights granted to such person.

During the year ended December 31, 2018 and 2017, no share appreciation right units were exercised. For the year ended December 31, 2018, compensation expense of RMB30 was recognized by the Group in respect of share appreciation rights (2017: Nil).

As of December 31, 2018, the carrying amount of the liability arising from share appreciation rights was RMB30. As of December 31, 2017, no liability arising from share appreciation rights was assumed by the Group.

40.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2018 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB million unless otherwise stated)	Principal activities
China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC	542	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of telecommunications services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$1,000,001	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC	500	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia	AUD1 million	Provision of international value-added network services

China Telecom Korea Co.,Ltd	Limited Company	May 16, 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	June 26, 2012	Malaysia	MYR3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam	VND10,500 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	11	Provision of instant messenger service

Tianyi Capital Holding Co., Ltd.	Limited Company	November 30, 2017	PRC	5,000	Capital Investment and provision of consulting services

China Telecom Leasing Corporation Limited.	Limited Company	November 30, 2018	PRC	5,000	Provision of finance lease service

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

40.	PRINCIPAL SUBSIDIARIES (continued)

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company and E-surfing Pay Co., Ltd, which is 78.74% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest.

41.	ACCOUNTING ESTIMATES AND JUDGMENTS

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

Provision of ECL for accounts receivable

The Group uses provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical observed default rates are reassessed annually, and changes in the forward-looking information are considered. In addition, accounts receivable with significant balances and credit-impaired are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. The information about the ECL and the Group’s accounts receivable are disclosed in notes 5 and 34.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

41.	ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Impairment of goodwill and long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 3(i). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress and contract costs are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended December 31, 2018, no provision for impairment losses were made against the carrying value of long-lived assets. For the year ended December 31, 2017, provision for impairment losses of RMB10 were made against the carrying value of long-lived assets. For the year ended December 31, 2016, provision for impairment losses of RMB62 were made against the carrying value of long-lived assets. In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

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

Classification of lease arrangement with China Tower

The Company and China Tower entered into a lease arrangement regarding the lease of Tower Assets on July 8, 2016 and a supplemental agreement on February 1, 2018. Management evaluated the detailed clauses of the lease agreements and determined such lease arrangements as operating leases according to the accounting policies disclosed in Note 3(o) and based on the following judgments: (i) the Company does not expect any transfer of ownership of Tower Assets from China Tower by the end of the lease term; (ii) the Company considered the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only the Company can use them without major modifications.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

42.	POSSIBLE IMPACT OF AMENDMENTS TO STANDARDS, NEW STANDARDS AND INTERPRETATION ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2018

Up to the date of issue of these consolidated financial statements, the IASB has issued the following amendments to standards, new standards and interpretation which are not yet effective and not early adopted for the annual accounting period ended December 31, 2018:

Effective for accounting period beginning on or after
IFRS 16, “Leases”	1 January 2019
IFRIC 23, “Uncertainty over Income Tax Treatments”	1 January 2019
Amendments to IFRS 9, “Prepayment Features with Negative Compensation”	1 January 2019
Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”	1 January 2019
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle”	1 January 2019
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”	1 January 2019
Amendments to IFRS 3, “Definition of a Business”	1 January 2020
Amendments to IAS 1 and IAS 8, “Definition of Material”	1 January 2020
IFRS 17, “Insurance Contracts”	1 January 2021
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Postponed

The Group is in the process of making an assessment of the impact that will result from adopting the amendments to standards, new standards and interpretation issued by the IASB which are not yet effective for the accounting period ended on December 31, 2018. Except for IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments to standards, new standards and interpretation is unlikely to have a significant impact on its financial position and the results of operations.

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

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. For the classification of cash flows, the Group currently presents upfront prepaid lease payments as investing cash flows in relation to land use rights while other operating lease payments are presented as operating cash flows. Upon application of IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing and operating cash flows respectively by the Group, upfront prepaid lease payments will continue to be presented as investing or operating cash flows in accordance to the nature, as appropriate.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

42.	POSSIBLE IMPACT OF AMENDMENTS TO STANDARDS, NEW STANDARDS AND INTERPRETATION ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2018 (continued)

IFRS 16, “Leases” (continued)

Under IAS 17, the Group has already recognized an asset and a related finance lease liability for finance lease arrangement and prepaid lease payments for land use rights where the Group is a lessee. The application of IFRS 16 may result in potential changes in classification of these assets depending on whether the Group presents right-of-use assets separately or within the same line item at which the corresponding underlying assets would be presented if they were owned.

Other than certain requirements which are also applicable to lessor, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

As of December 31, 2018, the Group has non-cancellable operating lease commitments of RMB65,805 as disclosed in Note 33. A preliminary assessment indicates that majority of these arrangements will meet the definition of a lease. Upon application of IFRS 16, the Group will recognize a right-of-use asset and a corresponding liability in respect of these leases unless they qualify for low value or short-term leases.

The application of new requirements may result in changes in measurement, presentation and disclosure as indicated above. The Group intends to elect the modified retrospective approach for the application of IFRS 16 as lessee and will recognize the cumulative effect of initial application to opening reserves without restating comparative information.

43.	EVENT AFTER THE REPORTING PERIOD

The Company, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”, a subsidiary of China Telecommunications Corporation) entered into an agreement (“Capital Contribution Agreement”) on June 22, 2018 and jointly established China Telecom Group Finance Co., Ltd. (“China Telecom Finance”), a non-banking financial institution legally established with the approval of China Banking and Insurance Regulatory Commission, providing capital and financial management services to the member units of China Telecommunications Corporation, on January 8, 2019. Pursuant to the Capital Contribution Agreement, the registered share capital of China Telecom Finance is RMB5,000.

The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500, RMB750 and RMB750, which respectively represented 70%, 15% and 15% of the total registered capital of China Telecom Finance. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company.

44.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Company as of December 31, 2018 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.