Form 20-F
period 2019-12-31
CHINA TELECOM CORP LTD
filed 2020-04-28
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Ms. Wong Yuk Har, Rebecca

China Telecom Corporation Limited

28/F, Everbright Centre

108 Gloucester Road

Wanchai, Hong Kong

Email: rebecca.wong@chinatelecom-h.com

Telephone: (+852) 2582 5819

Fax: (+852) 2157 0010

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares H shares, par value RMB1.00 per share	CHA	New York Stock Exchange, Inc. New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, each representing 100 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

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

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

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

Please also see “Item 3. Key Information—D. Risk Factors”.

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

The following table presents our selected financial data. The selected consolidated statements of financial position data as of December 31, 2018 and 2019, and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019, are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those consolidated financial statements. The selected consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 and the selected consolidated statements of comprehensive income (except for earnings per ADS) and consolidated cash flow data for the years ended December 31, 2015 and 2016 are derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected financial data reflected the tower assets disposal in 2015, the disposal of Chengdu E-store Technology Co., Ltd., or E-store, the establishment of Tianyi Capital Holding Co., Ltd., or Tianyi Capital, and the acquisitions of the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited, or Orange Insurance (previously known as Zhonghe Hengtai) in 2017, the establishment of China Telecom Leasing Corporation Limited in 2018, and the establishments of China Telecom Group Finance Co., Ltd., or China Telecom Finance, E-surfing Smart Home Technology Co., Ltd., or Smart Home Company, and E-surfing Internet of Things Technology Co., Ltd., or IoT Company, in 2019, described under “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”, “—Disposal of E-store and Establishment of Tianyi Capital”, “—Establishment of China Telecom Leasing Corporation Limited”, “—Establishment of China Telecom Group Finance Co., Ltd.”, “—Establishment of E-surfing Smart Home Technology Co., Ltd.” and “—Establishment of E-surfing Internet of Things Technology Co., Ltd.” and “Item 5. Operating and Financial Review and Prospects”.

	As of or for the year ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Operating revenues	331,517	352,534	366,229	377,124	375,734	53,971
Operating expenses	(305,070)	(325,314)	(339,009)	(348,410)	346,664	49,795
Operating income	26,447	27,220	27,220	28,714	29,070	4,176
Earnings before income tax	26,698	24,116	24,953	28,148	27,034	3,883
Income tax	(6,552)	(5,993)	(6,192)	(6,810)	(6,322)	(908)
Profit attributable to equity holders of the Company	20,058	18,018	18,617	21,210	20,517	2,947
Basic earnings per share(1)	0.25	0.22	0.23	0.26	0.25	0.04
Basic earnings per ADS(1)	24.78	22.26	23.00	26.21	25.35	3.64
Cash dividends declared per share	0.08	0.09	0.09	0.11	0.11	0.02

	As of or for the year ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in millions, except share numbers and per share and per ADS data)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	31,869	24,617	19,410	16,666	20,791	2,986
Accounts receivable, net	21,190	21,465	22,096	20,475	21,489	3,087
Total current assets	78,267	74,134	71,550	73,005	73,182	10,512
Property, plant and equipment, net	374,004	389,671	406,257	407,795	410,008	58,894
Total assets	629,747	652,558	661,194	663,382	703,131	100,998
Short-term debt	51,636	40,780	54,558	49,537	42,527	6,109
Current portion of long-term debt and payable	84	62,276	1,146	1,139	4,444	638
Accounts payable	118,128	122,493	119,321	107,887	102,616	14,740
Total current liabilities	256,074	319,133	275,408	258,920	264,661	38,016
Long-term debt and payable	64,830	9,370	48,596	44,852	32,051	4,604
Deferred revenues (including current portion)	2,482	3,558	3,061	1,829	1,455	209
Total liabilities	324,957	336,210	334,497	319,283	348,091	50,000
Equity attributable to equity holders of the Company	303,823	315,377	325,867	343,069	352,510	50,635

Consolidated Cash Flow Data:
Net cash generated from operating activities	108,755	101,135	96,502	99,298	112,600	16,174
Net cash used in investing activities(2)	(102,255)	(99,043)	(85,263)	(85,954)	(77,214)	(11,091)
Capital expenditures(2)	(101,903)	(96,678)	(87,334)	(83,835)	(82,853)	(11,901)
Net cash generated from / (used in) financing activities	4,809	(9,555)	(16,147)	(16,283)	(31,288)	(4,494)

(1)

The basic earnings per share have been calculated based on the respective net profit attributable to equity holders of the Company in 2015, 2016, 2017, 2018 and 2019 and the weighted average number of shares in issue during each of the relevant years of 80,932,368,321 shares. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 H shares.

(2)	Capital expenditures are part of and not an addition to net cash used in investing activities.

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2019, a final dividend of RMB8,891 million (RMB0.109851 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2018 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 24, 2020, a final dividend of approximately RMB9,126 million (RMB0.112764 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2019 was proposed for shareholders’ approval at the forthcoming annual general meeting for the year of 2019 expected to be held on May 26, 2020.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in Renminbi. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. For any date and period, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2019 (RMB6.9618 to US$1.00 and HK$7.7894 to US$1.00). We make no representation that any Renminbi or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” under this Item. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. Examples of such government regulations and restrictions are set forth in “D. Risk Factors—Risks Relating to the People’s Republic of China—Government restriction on currency conversion may adversely affect our financial condition” under this Item.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry, and primarily compete against the other two full-service telecommunications providers in the PRC, namely, China Mobile Limited, or China Mobile, and China Unicom (Hong Kong) Limited, or China Unicom.

In mobile telecommunications services, China Mobile and China Unicom are our top two competitors. As of April 2020, each of China Unicom, China Mobile and us provides 4G services nationwide and has officially launched 5G commercial services in the PRC. In June 2019, China Broadcasting Network Corporation Ltd, or China Broadcasting Network, was granted the 5G permit by the MIIT. While we strive to provide competitive services to meet our subscribers’ evolving needs, we cannot assure you that: (i) our mobile telecommunications services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for our mobile telecommunications services for us to deliver such services profitably; (iv) our competitors’ services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in developing 5G and future generations of mobile services. The failure of any of these possible developments to occur could impede our growth, which might have a material adverse effect on our business, financial condition and results of operations.

In fixed-line telecommunications services, we compete against China Unicom, China Mobile, CITIC NETWORKS Co., Ltd. and China Broadcasting Network. The entry of China Broadcasting Network into the fixed-line telecommunication market in May 2016 has intensified the competition in this sector, which might have a material adverse effect on our business.

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. During the past few years, some of our traditional revenue streams, such as our voice services or short message services, or SMS have experienced negative growth, primarily due to the alternative means of communication offered by Over-the-Top messaging becoming increasingly popular among the subscribers. Though the increasing popularity of Over-the-Top messaging has generally contributed to the increase in our Internet data traffic and Internet services revenues, we cannot assure you that our Internet data traffic and Internet services revenue will continue to increase in the future or such increase could fully offset the negative effect of these Over-the-Top services on our voice services or SMS. In addition, we expect that competition from competitors outside the telecommunications industry will intensify and the strategic cooperation between these competitors and telecommunications operators may reshape the competitive landscape of the telecommunications industry in which we operate. Though we strive to maintain our competitiveness through our comprehensive transformation and upgrades strategy, we may encounter difficulties and challenges in addressing changing consumer needs and responding to the evolving competitive landscape.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the policy encouraging private capital to enter the industry. For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company—B. Business Overview—Competition”. Furthermore, the PRC government had started mobile number portability pilot programs in certain municipalities and provinces. On November 11, 2019, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Printing and Publishing the Regulations on the Management of Mobile Number Portability Service. The Regulations on the Management of Mobile Number Portability Service became effective on December 1, 2019. By the end of November 2019, the mobile number portability services have been implemented nationwide. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

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

We face uncertainties in the development and operation of our 5G business, and if we fail to address such uncertainties, our business, prospects and results of operations may be materially and adversely affected.

In June 2019, the MIIT granted the 5G permit to China Telecom Group, China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation) (“China Mobile Group”), China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation) (“Unicom Group”) and China Broadcasting Network. The MIIT has allocated the 3400-3500MHz frequency bands to China Telecom Group, the 2515MHz-2675MHz and 4800MHz-4900MHz frequency bands to China Mobile Group, the 3500-3600MHz frequency bands to Unicom Group, respectively, for nationwide 5G programs, and the 4900MHz-5000MHz to China Broadcasting Network for 5G trials. In February 2020, the MIIT approved China Telecom Group, Unicom Group and China Broadcasting Network to share the 3300-3400MHz spectrum to build indoor 5G. In March 2020, the MIIT repurposed the use plan for 700MHz frequency bands to mobile communications. We have been authorized by China Telecom Group to develop 5G business nationwide.

In September 2019, in order to build a 5G network on an efficient basis and to rapidly create our 5G service capabilities, we entered into a 5G Network Co-Build and Co-Share Framework Cooperation Agreement with China United Network Communications Corporation Limited (“CUCL”) (the “5G Cooperation Agreement”). For more details, see “Item 4. Information on the Company—B. Business Overview—Network System—Co-building and co-sharing of 5G network with China Unicom”. Pursuant to the 5G Cooperation Agreement, both parties will delineate and designate districts, jointly co-build one 5G access network nationwide. We will rely on China Unicom’s network to provide our 5G services in the regions for which they are responsible. If the 5G network co-building and co-sharing construction progress falls behind the mutually agreed plan or our subscribers are unsatisfied with the network quality in such regions and turn to our competitors, our business and results of operations might be adversely impacted.

With the gradual maturity of conditions for 5G commercialization, on October 31, 2019, we officially launched 5G commercial services in 50 cities nationwide based on market-oriented judgment, and created a membership-based innovative service model of “5G + Privileges + Applications” for individuals and 5G service combining “5G + Gigabit Broadband + Smart Family Applications” for households. As of March 31, 2020, the number of 5G package subscribers was approximately 16.6 million. For more details of our 5G operations, see “Item 4. Information on the Company—B. Business Overview”.

The network deployment, construction of infrastructure and commercialization of 5G require us to devote significant financial resources and operational efforts, and we have been exploring optimal business models for our 5G business. However, there are significant uncertainties in the prospects of 5G developments and operations, including the competitiveness of 5G products and services, supplies and pricing of 5G terminals, the development of 5G Standalone, or 5G SA industry chain, capital expenditures in constructing 5G base stations, our suppliers’ ability to provide 5G equipment as well as future 5G technology application scenarios. If we are unable to appropriately address such uncertainties, it may adversely impact future benefits of our 5G business, which may materially and adversely affect our business, prospects and results of operations.

Our operations and further development of our mobile business is dependent on the Tower Company.

In July 2014, the Company, CUCL and China Mobile Communication Company Limited (“CMCL”) made the decision to jointly establish China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited, the “Tower Company”), and carried out the establishment of Tower Company and the transfer of certain tower assets. Upon completion of the transfer of tower assets by the Company to the Tower Company, the Company and the Tower Company entered into the Lease Agreement on July 8, 2016 that sets forth the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including both acquired towers and new towers). On February 1, 2018, the Company and the Tower Company entered into a supplemental agreement, effective from January 1, 2018, on the basis of the original Lease Agreement mainly to adjust the relevant pricing arrangement of tower products under the Lease Agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of the Tower Company and the Disposal and Lease of the Telecommunications Towers”.

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

China Telecom Group, a state-owned enterprise owned approximately 70.89% of our outstanding shares as of April 23, 2020. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. The effective provision of our voice, Internet and other services requires interconnection between our networks and those of China Telecom Group, Unicom Group, China Mobile Group and other domestic, international and Hong Kong, Macau and Taiwan telecommunications operators. Any interruption in our interconnection with the networks of those domestic, international or Hong Kong, Macau and Taiwan telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and, in turn, our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that may seriously jeopardize our operations and adversely affect our profitability and growth.

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

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as cloud computing, Internet of Things, artificial intelligence and blockchain, present new challenges to our existing services and technologies. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. Moreover, the successful deployment and application of such cutting edge technologies depend on a number of factors, including the integration of legacy networks and cloud security related challenges. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network and systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

Our ability to respond to technological developments in a cost-efficient manner may also be adversely affected by external factors, some of which are beyond our control. For example, the development in 5G technology is expected to have a major impact on our services. See “—We face uncertainties in the development and operation of our 5G business, and if we fail to address such uncertainties, our business, prospects and results of operations may be materially and adversely affected” under this Item. In addition, we have been taking the initiatives to explore the feasibility of collaborative development of 5G and 4G. If our efforts turn out to be unsuccessful, our ability to attract and retain subscribers could be adversely affected.

Restrictions, sanctions and other legal or regulatory actions in various jurisdictions could adversely affect us, our telecommunications equipment suppliers and other business partners, which could materially and adversely affect our business operations directly and indirectly.

We procure our telecommunications network equipment and related maintenance and technical support from certain PRC and overseas telecommunications equipment suppliers. See “Item 4. Information on the Company—B. Business Overview—Network System”. We also transact with our overseas branches, as well as our business partners who operate globally. Therefore, both we and our business partners are subject to the laws and regulations of various jurisdictions and international organizations, and any restrictions, sanctions or other legal or regulatory actions, such as restrictions on import and export activities, could cause disruptions or other material difficulties on the business activities of our suppliers and us. The relevant jurisdictions or international organizations include, among others, the United States, the European Union (“EU”) and the United Nations. Furthermore, as the supply of our telecommunications equipment relies on a global supply chain, we are vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities.

For example, certain telecommunications equipment manufacturers were added by the Bureau of Industry and Security of the U.S. Department of Commerce to the Entity List in May 2019, which resulted in the imposition of additional licensing requirements on the export, re-export and transfer of goods, services and technology to such manufacturers. While the U.S. Department of Commerce issued a temporary general license partially restoring the said licensing requirements in limited types of transactions and extended the expiration dates of the temporary license for multiple times, there is no guarantee that the U.S. Department of Commerce will further extend the expiration date of the temporary license or fully withdraw the licensing requirements. Such disruptions could prevent those affected manufacturers from delivering equipment and services to us in accordance with the agreed terms of supply, which in turn could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

Our business may be materially and adversely affected by COVID-19 pandemic or future health epidemics, pandemics or outbreaks.

The World Health Organization declared the outbreak of COVID-19 a pandemic on March 13, 2020. COVID-19 pandemic has caused significant economic and financial impact around the world. At this time, we are not able to estimate the longer-term effects that COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts our business, financial condition, results of operations will depend on future developments which are highly uncertain and cannot be predicted, including the specific degree of severity of COVID-19 pandemic and the actions taken or to be taken to restrain or resolve its impact. We are continuing to monitor the spread of COVID-19 and related risks.

Due to the outbreak of COVID-19, the Chinese government implemented domestic temporary control measures from late January 2020 and it has been gradually easing such control measures since March 2020. Despite the Chinese government’s many efforts to revive China’s economy, China’s economy experienced an evident slowdown and will continue to face new difficulties and challenges due to the spread of the pandemic, increasing risk of imported cases and heightened volatility and uncertainties in the global economy.

In addition, COVID-19 pandemic has been rapidly evolving globally and many countries have implemented quarantine, social distancing and other mitigation measures to slow down the spread. The outbreak of COVID-19 pandemic has severely impacted global economic activities and caused significant volatility and negative pressure in the financial markets.

The outbreak of COVID-19 pandemic and other adverse public health developments could materially and adversely affect our business, financial condition and results of operations. The adverse impacts likely include disruptions to the demand of certain services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force and increased bad debts risk due to the deteriorating financial condition of certain corporate customers. In addition, we have transitioned a subset of our employees to a remote work environment and allowed certain suppliers to remotely provide services in an effort to mitigate the spread of COVID-19, which may increase certain costs and risks to our business and operations, including an increased demand for information technology resources.

We may be adversely affected by future health epidemics, pandemics or outbreaks which are beyond our control. These events are impossible to forecast and difficult to mitigate. Any of these events might have a material adverse effect on our results of operations and financial condition. See “—Risks Relating to the People’s Republic of China—The PRC’s economic, political and social conditions, as well as government policies, could affect our business” under this Item.

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

Regulators in various jurisdictions are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. Recent regulations, such as the General Data Protection Regulation (“GDPR”), which went into effect in the EU on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of EU countries. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. Although we have not been subject to any GDPR sanctions and have subscriber privacy policy in place, it is possible that the GDPR or other emerging regulations may be interpreted or applied in a manner that is adverse to us. Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or orders, including but not limited to privacy, data protection, information security, or consumer protection-related privacy laws and regulations, could result in proceedings or actions against us by governmental entities or individuals, subject us to fines, penalties, and/or judgments, or otherwise adversely affect our business, as our reputation could be negatively impacted.

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

Furthermore, we rely on proper operation and maintenance of our equipment. Any malfunction, capacity constraint or operation interruption of our equipment may have an adverse impact on our business.

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

Revenues from our voice services continued to decline during the past several years. Our revenues from voice services decreased by 17.6% from RMB61,678 million in 2017 to RMB50,811 million in 2018 and further decreased by 11.1% to RMB45,146 million in 2019. Percentage of revenues derived from our voice services out of our total operating revenues also continued to decrease, from 16.8% in 2017 to 13.5% in 2018 and 12.0% in 2019.

Of revenues from our voice services, revenues from wireline voice services decreased by 11.4% in 2018 compared to 2017 and further decreased by 6.6% in 2019 and the percentage of revenues derived from our wireline voice services out of our total operating revenues also continued to decrease, from 6.1% in 2017 to 5.2% in 2018 and 4.9% in 2019. This is primarily due to the fact that we continued to lose wireline telephone subscribers resulting from the increasing popularity of mobile voice services and other alternative means of communication, such as Over-the-Top messaging services. The number of our wireline telephone subscribers decreased by 4.4% at the end of 2018 compared to that at the end of 2017 and further decreased by 4.8% at the end of 2019.

Revenues from our mobile voice services decreased by 21.1% in 2018 compared to 2017 and further decreased by 14.0% in 2019 and the percentage of revenues derived from our mobile voice services out of our total operating revenues also continued to decrease, from 10.7% in 2017 to 8.3% in 2018 and 7.1% in 2019. In recent years, while the number of subscribers of our mobile services has continued to grow, due to the increasing popularity of alternative means of communication and the continued decrease in our tariffs for mobile voice services, revenues from our mobile voice services still continued to decrease.

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

Revenues derived from our wireline broadband services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

Revenues from our wireline broadband services continued to decline during the past several years. Our revenues from wireline broadband services decreased by 3.2% from RMB76,744 million in 2017 to RMB74,262 million in 2018 and further decreased by 7.9% to RMB68,413 million in 2019. Percentage of revenues derived from our wireline broadband services out of our total operating revenues also continued to decrease, from 21.0% in 2017 to 19.7% in 2018 and 18.2% in 2019. This is primarily due to increasing broadband penetration rates and fierce market competition.

We cannot assure you that we will be successful in slowing down the decline of our revenues generated from wireline broadband services. Wireline broadband market competition may further intensify and tariffs for wireline broadband may further decrease in the future, which may adversely affect our results of operations, financial condition and prospects as a whole.

We may suffer damage to our reputation due to communications fraud carried out on our network.

Communications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, poses a risk to us. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud. On September 23, 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds (关于防范和打击电信网络诈骗犯罪的通告), on December 19, 2016, the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security jointly issued the Opinions on Several Issues concerning the Application of Law to the Handling of Criminal Cases Involving Telecom and Internet Frauds (关于办理电信网络诈骗等刑事案件适用法律若干问题的意见), and on October 25, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretation on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network (最高人民法院丶最高人民检察院关于办理非法利用信息网络丶帮助信息网络犯罪活动等刑事案件适用法律若干问题的解释).

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

Our license to provide telecommunications services in the United States may be subject to actions by the relevant authorities in the Unities States and we cannot assure you whether we will be able to maintain that license in the future.

Our wholly owned subsidiary, China Telecom (Americas) Corporation provides telecommunications services in the United States pursuant to the license previously issued to it by the United States Federal Communications Commission, or the FCC, under Section 214 of the Communications Act of 1934 (“International 214 License”).

On April 4, 2020, the President of the United States issued an executive order for the establishment of a committee to review foreign participation in the telecommunications services in the United States. On April 9, 2020, The U.S. Justice Department and other federal agencies called on the FCC to revoke China Telecom (Americas) Corporation ’s International 214 License. On April 24, 2020, the FCC issued a Show Cause Order to China Telecom (Americas) Corporation providing it 30 days to explain why the FCC should not initiate proceedings to revoke its authority to operate in the U.S. We will continue to cooperate with the regulators by providing additional details to support our position and address any concerns; however, we cannot assure you that the telecommunications services we provide in the United States and our International 214 License will not be adversely affected. Despite that the revenues from the telecommunications services we provide in the United States in recent years have not been significant to our overall operations and financial results, losing our International 214 License would have an adverse effect on our operations in North America and may also harm our reputation.

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

We may not be able to effectively detect or prevent misconduct of our executives and other employees, which could adversely harm our reputation and negatively impact our financial conditions and results of operations as well as the trading price of our securities.

We are exposed to the risk of misconduct by executives and other employees and we have experienced incidents of executive misconduct in the past. In May 2017, Mr. Chang Xiaobing, the former Chairman of China Telecom Group was sentenced to six years of imprisonment over corruption charges. Mr. Chang was appointed as the chief executive officer of the Company on September 1, 2015 and the director and chairman of the Company on October 23, 2015. On December 30, 2015, Mr. Chang resigned from his positions as the executive director, chairman and chief executive officer of the Company with effect from the same date. Prior to his resignation, Mr. Chang had worked at the Company for four months. In September 2017, Mr. Zhen Caiji, the former Executive Vice President of the Company was expelled from the Communist Party of China and dismissed from public service for serious disciplinary violations and was under investigation of suspected criminal violations. Mr. Zhen was appointed as an executive vice president of the Company on November 4, 2016 and resigned from the position of executive vice president of the Company on May 22, 2017. Prior to his resignation, Mr. Zhen had worked at the Company for seven months. In response to executive misconducts, we have taken various measures to identify and deter employee misconduct and have adopted a code of conducts and ethics of employees. However, we cannot assure you that these measures will be effective in detecting or preventing all employee misconduct. The publicity of the investigation and/or prosecution against our employees or former employees may harm our reputation and adversely affect our financial condition and results of operations as well as the trading price of our securities.

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

On March 5, 2018, the Government Work Report presented in the first plenary session of the 13th National People’s Congress of the PRC included certain policy requirements regarding network speed upgrade and tariff reduction, including requirements to: (i) increase efforts in implementing network speed upgrade and tariff reduction measures; (ii) achieve full coverage of high-speed broadband in cities and rural areas; (iii) expand the coverage of free Wifi Internet access in public areas; (iv) substantially reduce the tariffs of household broadband, corporate broadband and dedicated leased line; (v) cancel data roaming fee; and (vi) reduce mobile data tariff by at least 30% in 2018. In 2018, we implemented corresponding measures in due course to meet such policy requirements, including (i) starting July 1, 2018, we canceled data roaming fee within mainland China; (ii) we launched “large data traffic packages” to reduce the unit price of data traffic products; (iii) we further reduced the tariff for international roaming charges in various countries and regions; (iv) we carried out broadband upgrade by promoting Hundred-Mbps broadband; and (v) we reduced the tariff of Internet dedicated line access and commercial dedicated line access for small and medium enterprises.

On March 5, 2019, the Government Work Report presented in the second plenary session of the 13th National People’s Congress of the PRC included policy requirements regarding further promotion of network speed upgrade and tariff reduction. Such requirements include a 15% further reduction in the average broadband tariff for small and medium enterprises and a more than 20% reduction in the average tariff of mobile network in 2019. In 2019, we implemented corresponding measures in due course to meet such policy requirements, including (i) starting January 1, 2019, we reduced out-of-package data tariff; (ii) we enhanced the promotion of large data traffic packages, enabling more subscribers to enjoy data traffic with lower unit tariff; (iii) we launched discounted traffic packages to serve the needs for specific subscribers; and (iv) starting May 1, 2019, we further reduced the tariff of Internet dedicated line access, and carried out free speed upgrade programs for qualified small and medium enterprise subscribers.

Though we strive to sustain our competitive advantages through various initiatives, our revenues and profitability may be affected by these requirements on network speed upgrade and tariff reduction. We may also have to devote substantial resources, incur significant expenses and make strategic adjustment of business and operation strategies in order to meet these requirements and maintain our competitive advantages. Failure to effectively respond to such evolving standards in a timely and cost-efficient manner may materially and adversely affect our business, financial condition and results of operations. In addition, we may face further policy requirements imposed by the PRC government on network speed upgrade and tariff reduction in the future. Any such requirements could materially and adversely affect our revenues, profitability and results of operations.

In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cyber Security Law of the People’s Republic of China (“Cyber Security Law”) came into force on June 1, 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cyber security in China. In 2018, the PRC Government also published Information Security Technology—Personal Information Security Specification (信息安全技术个人信息安全规范), setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection. On November 28, 2019, the Cyberspace Administration of China, or the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation of the PRC jointly formulated the Method for Identifying the Illegal Collection and Use of Personal Information by Applications (App违法违规收集使用个人信息行为认定方法), which explicitly sets out the specific methods of identifying six types of illegal behaviors of collecting and using personal information through applications. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, on December 1, 2016, the amended PRC Regulations on the Management of Radio Operation (中华人民共和国无线电管理条例) came into effect. The amended provision provided that a permit is required for using certain radio frequencies, which may be obtained through a bidding process or auctions. As such, we may incur additional costs in the future when we need to obtain the permit to use certain radio frequencies. In addition, the PRC government has taken various initiatives and promulgated a number of regulations to encourage private capital to invest in the telecommunications industry, all of which have intensified, and are expected to continue to intensify, the competition in the telecommunications industry in the PRC. See “—Risks Relating to our Business—We face increasing competition, which may materially and adversely affect our business, financial condition and results of operations” under this Item.

Furthermore, PRC telecommunications services providers operating in other jurisdictions are also subject to the licensing and other regulatory requirements and supervision of the relevant foreign government agencies. See “—Risks Relating to our Business—Our license to provide telecommunications services in the United States may be subject to actions by the relevant authorities in the Unities States and we cannot assure you whether we will be able to maintain that license in the future” under this Item.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate for the expenses incurred in the “Coverage to All Villages” and the “Broadband China” projects before the establishment of a universal service fund. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Universal Services”. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications services under the “Coverage to All Villages” and the “Broadband China” projects.

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

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 40 years, the economic growth of the PRC has experienced a marked slowdown in the past few years and may continue to slow down. For example, the GDP growth rate of the PRC decreased from 10.6% in 2010 to 6.1% in 2019. There is no assurance that the economy of the PRC will continue to grow at a similar rate.

In addition, the outbreak of the COVID-19 pandemic and its impact might cause a global recession and an evident slowdown in the economic development in many countries and China might not be able to avoid being affected by such development. The global economy may continue to deteriorate in the future and might have an adverse impact on the PRC economy. As the PRC is increasingly connected with the rest of the world, any slowdown or decline of global economy might adversely impact the PRC economy in various respects, including reduction in exports, decreased consumer spending, higher unemployment levels, declined business confidence and continued volatility in financial markets. Any significant slowdown or decline in the PRC economy might have a material adverse impact on the PRC telecommunications industry as well as our business and operations, including decreased demand for, or delayed purchase of, our services and products, especially with regard to non-essential items, such as value-added or premium services.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s and international political and economic conditions. For example, the recent COVID-19 pandemic has led to disruption and volatility in the global financial markets, which may increase uncertainties in the foreign exchange markets and also fluctuations in the value of the Renminbi. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the People’s Bank of China expanded the daily floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%, which was further expanded to 2.0% in March 2014. On August 11, 2015, the People’s Bank of China announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the People’s Bank of China may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. There is uncertainty in the exchange rate of the Renminbi against the U.S. dollar in the future.

Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. For further information on our foreign exchange risks and certain exchange rates, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk”. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition. We do not currently engage in any foreign currency hedging activities.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We were incorporated under PRC laws and are governed by our Articles of Association. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. With the continuous development of the Chinese economy, the PRC government has promulgated laws and regulations dealing with economic matters, such as issuance and trading of securities, foreign investment, corporate organization and governance, commerce, taxation and trade, with the aim of forming a comprehensive business legal system. However, because many related laws and regulations are relatively new, and because of the rapid development in the PRC telecommunications industry, the impact of these laws and regulations on the rights and obligations of relevant persons involves uncertainties.

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

Although we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Code on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”), the holders of H shares are not able to bring actions solely on the basis of violations of the Listing Rules or the Takeovers Codes, and must rely on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKSE”) and the Securities and Futures Commission of Hong Kong to enforce the Listing Rules or the Takeovers Codes, as the case may be.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring action in China may also be limited.

We are a company incorporated under PRC laws, and substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our Directors and officers reside within the PRC, and substantially all of the assets of our Directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our Directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, our PRC counsel has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, you may not have the ability to seek certain legal remedies in U.S. courts as private plaintiffs. Even if you sue successfully in a U.S. court or any of the other jurisdictions mentioned above, you may not be able to collect on such judgment against the Company or our Directors and officers. You may have to rely on domestic legal remedies that are available in the PRC. Recognition and enforcement in the PRC of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may have difficulties in bringing and enforcing actions against us or our Directors and officers in China.

Holders of H shares may be subject to PRC taxation.

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementing regulations, holders of our H shares or ADSs which are “non-resident enterprises” for the EIT Law’s purpose are subject to enterprise income tax at the rate of 10.0% with respect to dividends paid by us and income derived from sale of our H shares or ADSs, unless reduced under an applicable tax treaty. In addition, a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, is not subject to any PRC income tax with respect to dividends paid to it by us. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. Specifically, according to the Notice of the PRC State Administration of Taxation Concerning the Withholding Enterprise Income Tax on Dividend Distributed by PRC Resident Enterprises to Overseas Non-Resident Enterprise Holders of H shares issued in November 2008 and the Approval of the PRC State Administration of Taxation Concerning the Collection of Enterprise Income Tax on Dividend from B-shares Received by Non-Resident Enterprise issued in July 2009, when PRC resident enterprises distribute dividend to overseas non-resident enterprise holders of H shares for the year 2008 and the years thereafter, the 10.0% enterprise income tax will be withheld. The Company will withhold the 10.0% enterprise income tax when it pays dividend to holders of H shares or ADSs who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

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

Several natural disasters and health hazards have struck mainland China in recent years. See “—Risks Relating to Our Business—Our business may be materially and adversely affected by COVID-19 pandemic or future health epidemics, pandemics or outbreaks” under this Item. In 2019, certain areas of mainland China suffered from natural disasters, including a 6.0 magnitude earthquake struck Changning County, Sichuan Province, super typhoon “Lekima” hit multiple provinces and cities, multiple landslides in Wenchuan of Sichuan Province and Yanjing of Yunnan Province, which resulted in significant damage to the telecommunications equipment in the affected areas. We have suffered damage from similar nature disasters in the past years. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any severe natural disasters or health hazards may have a material adverse effect on our financial condition and results of operations.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that SEC and PCAOB had dialog with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialog with “Big Four” accounting firms on audit quality in China, highlighting that PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China on a comparable basis to other non-U.S. jurisdictions. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular PRC laws, in June 2019, a bipartisan group of lawmakers introduced the Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act, in both houses of the U.S. Congress to require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The EQUITABLE Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges (including the New York Stock Exchange) of issuers included on the SEC’s list for three consecutive years. It is unclear if and when this proposed legislation would be enacted. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the China Securities Regulatory Commission (“CSRC”). The Chinese accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the Chinese accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms. The SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms’ compliance with the procedures in the settlement agreement, the SEC does not receive a production of documents which it considers satisfactory (for example because of action or inaction by the Chinese authorities). Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “Big Four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our mobile business and our results of operations, please see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business—Our operations and further development of our mobile business is dependent on the Tower Company”. We have leveraged the rich towers resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, and improve our network competitive strength; in the long term, we would benefit from the operations of the Tower Company in the following aspects: (i) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the cooperation made possible by the Tower Company; and (ii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

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

Establishment of China Telecom Leasing Corporation Limited

On November 30, 2018, we and China Telecom Global Limited jointly established China Telecom Leasing Corporation Limited, which engages in telecommunications equipment procurement, financial leasing and related fund raising operations. The registered capital of China Telecom Leasing Corporation Limited is RMB5,000 million with 75% and 25% equity interest held by us and China Telecom Global, respectively.

Establishment of China Telecom Group Finance Co., Ltd.

On June 22, 2018, we, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”, a subsidiary of China Telecommunications Corporation) entered into a capital contribution agreement to jointly establish China Telecom Finance. China Telecom Finance, a non-banking financial institution legally established with the approval of China Banking and Insurance Regulatory Commission, is a limited liability company incorporated in the PRC on January 8, 2019 with the purpose of providing capital and financial management services to the member units of China Telecommunications Corporation. Pursuant to the capital contribution agreement, the registered capital of China Telecom Finance is RMB5,000 million. The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. Upon its establishment, China Telecom Finance became a non-wholly owned subsidiary of the Company.

On February 1, 2019, China Telecom Finance entered into financial services framework agreements with the Company, China Telecommunications Corporation and CCS, respectively, pursuant to such agreements China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Company and its subsidiaries, China Telecommunications Corporation, its associates and its commonly held entity held with the Company and/or its subsidiaries (not including the Company, CCS and their subsidiaries themselves), and CCS and its subsidiaries.

Establishment of E-surfing Smart Home Technology Co., Ltd.

On February 1, 2019, we set up a wholly–owned subsidiary, Smart Home Company, which engages in e-Surfing HD, smart home, home gateway and Smart Home Networking services targeting the Smart Family Ecosphere. The registered capital of Smart Home Company is RMB1,000 million.

Establishment of E-surfing Internet of Things Technology Co., Ltd.

On February 2, 2019, we set up a wholly–owned subsidiary, IoT Company, which engages in the Internet of Things (“IoT”) and Internet of Vehicles services targeting IoT Ecosphere. The registered capital of IoT Company is RMB1,000 million.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 23, 2020:

Public Shareholders
17.15%
China Telecommunications Corporation
70.89%
6.94%
Guangdong Rising Assets Management Co., Ltd
1.18%
Jiangsu Guoxin Group Limited
2.64%
Zhejiang Financial Development Company
1.20%
Fujian Investment & Development Group Co., Ltd
China Telecom Corporation Limited
25%
China Telecom Global Limited(1) (Hong Kong)
99%
100%
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
78.74%
E-surfing Pay Co., Ltd (4)
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

In December 2013 and February 2015, the MIIT issued to China Telecom Group, our controlling shareholder, the permit to operate 4G business nationwide based on TD-LTE technology and LTE FDD technology, respectively. We have been authorized by China Telecom Group to operate 4G mobile business in the PRC.

In December 2018, China Telecom Group, our controlling shareholder, was granted the approval from the MIIT to permit China Telecom Group to utilize the 3400-3500MHz spectrum nationwide to conduct fifth generation mobile communication pilot programs. We have been authorized by China Telecom Group to conduct 5G system scale trial in the PRC.

In June 2019, China Telecom Group, our controlling shareholder, was granted the permit from the MIIT to operate 5G digital cellular mobile service nationwide and we have been authorized by China Telecom Group to develop 5G business nationwide. In October 2019, we officially launched the 5G commercial services in 50 cities nationwide offering 5G services to individuals, households and government and enterprise customers.

Our Operation Strategy

In 2019, taking advantage of the invaluable opportunities arising from the digital transformation of the economy and society, as well as 5G commercialization, we accelerated our expansion of integrated information services, consolidated our capabilities in network, service and operation, while continuing to deepen our reform and innovation. We strived to strengthen our capabilities at all levels, while planning future developments on all fronts. In particular:

•

Customer-driven and accelerated expansion of integrated information services. Focusing on the flourishing demand among individual customers for informatization services, we seized new opportunities arising from 5G commercialization. With mobile data traffic as the driving force, we broadened our ecological cooperation and created the membership-based individual informatization services model of “5G + Privileges + Applications” to enhance our differentiated market competitiveness in convergence operation. We also proactively planned new household informatization services. The five-in-one Smart Family product and service portfolio—combining Smart Broadband, Smart Home Platform, Smart Applications, Smart Security and Smart Services—began to take shape. Furthermore, we accelerated the extensive integration of emerging technologies into application scenarios for government and enterprise to thoroughly identify the needs of customers in benchmarking industries and to assess the market potential.

•

Consolidating network foundation and reinforcing the core competitiveness of cloud-network integration. We continued to optimize the network experience and spurred rapid scale deployment of 5G network by capitalizing on extensive resources and co-building and co-sharing development philosophy. We conducted targeted coverage and dynamic capacity expansion of our 4G network to support the scale development of 4G subscribers and data traffic as well as the full commercialization of our VoLTE business.

•

Consolidating service edges and maintaining industry leading customer perceptions. Led by customer perceptions, we enhanced the end-to-end service experience, established the reputation of our products for being secure and reliable, and built the competitive advantages of our services.

In 2019, we strengthened our aggregation and application of data, with capabilities of our corporate core continuing to manifest. By launching the next generation BSS3.0 system and through the optimization of our product management as well as development of operation systems, we achieved rapid loading and automatic activation of our cloud-network integration services. We also conducted network construction and maintenance supported by Big Data and applied AI technologies to automate management functions.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the structure and level of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2017	2018	2019
Mobile subscribers (in millions)	250.0	303.0	335.6
Mobile voice usage (in billion minutes)	769.2	827.7	820.3
Handset data traffic (in kTB)	3,597.0	14,073.0	24,370.0
Wireline broadband subscribers (in millions)	133.5	145.8	153.1
Access lines in service (in millions)	121.8	116.5	110.9
Wireline local voice usage (in billion pulses)	75.1	60.2	55.9
e-Surfing HD subscribers (in millions)	85.8	105.3	112.6
BestPay average monthly active users (in millions)	33.0	43.4	56.3
Internet of Things connected devices (in millions)	44.3	106.9	157.4

Our Products and Services

Internet Services

Our Internet services consist of wireline Internet access services, including dial-up and broadband services, and mobile Internet services. Internet services have become increasingly important in our revenue structure. We offer Internet services through integrated and customizable service plans along with other various business models, which create the synergy that mutually benefits our Internet, mobile and other services.

In 2019, focusing on customers’ perceptions and demands, we adopted proactive sales and marketing strategies and further strengthened data operation as well as business convergence. We strengthened terminal operations by stepping up effort in developing Orange Installment Payment Service and sales and marketing organization in key markets. As of December 31, 2019, the total number of our mobile subscribers was approximately 335.6 million with a net addition of almost 32.6 million for the full year, ranking second in the domestic industry.

In addition, we created a new development mode of “5G + Privileges + Applications” to forge new edges in the area of individual informatization services. We strengthened operation of our membership system, cooperated with leading partners to continue to develop ecosystem privileges and introduced HD contents and launched a number of featured applications such as Cloud VR/AR, Cloud Gaming, and Cloud Computer. We officially launched 5G commercial services in 50 cities nationwide in October 2019 and as of the end of March 2020, the number of 5G package subscribers was approximately 16.6 million, empowering the future growth of our mobile internet business.

We proactively planned household informatization services, created Smart Family product and service portfolio and forged an end-to-end service system for “5G + Gigabit Broadband + Smart Family Applications”. See “—Information and Application Services” below for further details. Amidst fierce market competition, we continued to expand our broadband subscriber scale with customer loyalty remaining stable. As of December 31, 2019, the number of our wireline broadband subscribers reached 153.1 million, representing a net addition of 7.3 million from 145.8 million as of December 31, 2018.

In September 2019, in order to build a 5G network on an efficient basis and to rapidly create our 5G service capabilities, we entered into the 5G Cooperation Agreement with CUCL to leverage the mutually complementary advantages in network and spectrum resources and rolled out 5G network co-building and co-sharing, effectively saving costs on network construction, operation and maintenance while enhancing the market competitiveness of 5G network and business. For more details, see “Item 4. Information on the Company—B. Business Overview—Network System—Co-building and co-sharing of 5G network with China Unicom”. By the end of 2019, we had built 40,000 5G base stations, and co-shared more than 20,000 of CUCL’s 5G base stations. The total number of 5G base stations in use exceeded 60,000, covering key areas of over 50 cities where 5G commercialization has commenced. Meanwhile, we accelerated the resources and technologies accumulation for 5G carrying network and core network.

Information and Application Services

Our information and application services include Internet protocol TV, or IPTV (e-Surfing HD), Smart Home Networking Services, Family Cloud, e-Surfing Webcam, Internet data center (the “IDC”), cloud computing, content delivery networks, or CDN, Big Data, digital platform and system integration related services, as well as caller display, SMS, multimedia messaging services, or MMS, email services and music related content and applications services.

In 2019, we continued to promote household informatization services, and our five-in-one Smart Family product and service portfolio, combining Smart Broadband, Smart Home Platform, Smart Applications, Smart Security and Smart Services, began to take shape. The number of our e-Surfing HD (IPTV) subscribers reached 112.6 million as of December 31, 2019 from 105.3 million as of December 31, 2018. The Smart Family applications are becoming more enriched and delivering an increasing value contribution.

We continued to build up and unleash the unique advantages of cloud-network integration, and expanded the combination of basic network access with technologies such as cloud computing, Big Data and IoT. We innovated and optimized organizations and mechanisms, and continued to enhance professional capabilities. We also focused on key areas to develop use cases, as well as gathered industries’ forces to forge the “5G + Cloud + DICT” ecosystem. Our IoT open platform supported mainstream IoT access protocols, enabling the rapid launch of partners’ application products , and the number of IoT connected devices reached 157.4 million as of December 31, 2019, representing an increase of 47.2% over that of December 31, 2018. The number of average monthly active users of “BestPay” reached 56.3 million in 2019, representing an increase of 29.7% over last year.

Voice Services

Our voice services include mobile voice services and wireline voice services.

Prior to September 1, 2017, our mobile voice services included local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. We ceased to charge mobile voice services subscribers the domestic long distance and intra-provincial and inter-provincial roaming fees on and from September 1, 2017. In 2018, we insisted on the multi-mode handset strategy, promoted industry chain development, and published the industry’s first white paper on multi-mode artificial intelligence handsets.

Amid the intense market competition in 2019, the number of our mobile subscribers grew from 303.0 million as of December 31, 2018 to 335.6 million as of December 31, 2019. The mobile voice usage decreased to 820.3 billion minutes in 2019 from 827.7 billion minutes in 2018.

Our wireline voice services include local wireline services, domestic long distance wireline services and international, Hong Kong, Macau and Taiwan long distance wireline services. The total number of wireline telephone subscribers decreased to 110.9 million as of December 31, 2019 from 116.5 million as of December 31, 2018. The total wireline local voice usage decreased from 60.2 billion pulses in 2018 to 55.9 billion pulses in 2019.

The decrease in the number of wireline telephone subscribers and wireline voice service usage was primarily attributable to the increasing penetration of alternative communication means, such as Over-the-Top messaging services and the migration of certain wireline telephone subscribers to our mobile services.

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

In 2019, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop services, tailored services and total solutions to these customers. These customers can enjoy a full range of consulting and technical support and services by contacting any of our designated account managers.

Others

Our other services primarily include sales and repairs and maintenance of equipment, resale of mobile services and property rental.

Our Customers and Brand Management

In 2019, we continued to promote our full-service brand names under the brand “China Telecom”, and further enhanced the brand image of “China Telecom” as an integrated intelligent information service operator through, among others, promoting China Telecom broadband, e-Surfing Smart Family (including Smart Home Networking, e-Surfing Webcam, Family Cloud and other products), Hello 5G and e-Surfing Cloud services and products. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to strengthen and enhance the brand recognition and market influence for “China Telecom”.

Tariffs

Prior to May 2014, the levels and categorization of most of our current tariffs were subject to regulation by various government authorities. As a result of the governmental effort to gradually ease the regulations on the tariffs, the MIIT and the National Development and Reform Commission of the People’s Republic of China (the “NDRC”) issued the Notice on Implementing the Market Based Tariffs for Telecommunications Services, pursuant to which, effective from May 10, 2014, telecommunications operators are permitted to set the tariffs of all telecommunications services based on the cost, customers’ demand and market conditions. See “—Regulatory and Related Matters—Tariff Setting” included elsewhere under this Item.

Wireline Voice Services

For our local wireline telephone services, we charge usage fees based on call usage.

Currently, all domestic long distance wireline services using public switched telephone network (the “PSTN”), are charged at the unified rate with a discount rate during off-peak hours.

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

Internet Services and Information and Application Services

We determine tariffs for these services according to market conditions. In addition, pursuant to the policy requirements of the PRC government regarding network speed upgrade and tariff reduction, in 2019, we rolled out corresponding measures in due course to meet the policy requirements, including (i) starting January 1, 2019, we reduced out-of-package data tariff; (ii) we enhanced the promotion of large data traffic packages, enabling more subscribers to enjoy data traffic with lower unit tariff; (iii) we launched discounted traffic packages to serve the needs for specific subscribers; and (iv) starting May 1, 2019, we further reduced the tariff of Internet dedicated line access, and carried out free speed upgrade programs for qualified small and medium enterprise subscribers.

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

Interconnection and Roaming Arrangements

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile, wireline networks or Internet backbone networks. These arrangements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and domestic and international long distance charges as well as the interconnection arrangement and settlement of Internet backbone networks.

China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group, China Mobile Group and China Transport Telecommunication Information Group Co., Ltd. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. Our interconnection arrangements with China Telecom Group and other telecommunications operators enable our subscribers to communicate with the subscribers of those operators and to make and receive local, domestic and international long distance calls and to access the Internet backbone networks. All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in the PRC are governed by the Telecommunications Regulations promulgated by the State Council and the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the MIIT. See “—Regulatory and Related Matters—Interconnection” included elsewhere under this Item.

International Roaming

As for voice and data services, we provide international roaming services to our subscribers, which allow them to access mobile telecommunications services and use voice, SMS and data services while they are physically outside of their registered service area but in the coverage areas of other mobile telecommunications networks in other countries and regions with which we or our roaming provider have roaming arrangements.

As of December 31, 2019, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local operators or roaming service providers. A mobile service subscriber using international roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. We settle roaming revenues and expenses with international telecommunications operators in accordance with roaming agreements between China Telecom Group and the international operators. China Telecom Group has also agreed to our participation in the negotiation of its future international roaming agreements.

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

We utilized data to enhance our operation efficiency and strengthened data consolidation and analysis to empower our frontline sales by adopting precision matching products strategies, and fully launched the BSS3.0 system resulting in significant increase in the efficiency of product operation. By optimizing the layout of our sales channels, applying chainstore approach in the operations of our core outlets, and exploring scene marketing for 5G + Smart Family services, we further improved our professional competence and steadily increased the operation efficiency of our sales channels. We formed a customer-oriented product system, continued to optimize product management, development and operation based on customers’ needs.

Furthermore, we have adopted various sales and marketing approaches and initiatives, such as customer experience, customer relationship management, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our information and application services.

Customer Service

We provide customer services through all channels on our integrated sales and distribution channel network. Our customer services typically include service inquiries, service applications, customers’ complaints, product and service promotions, service initiation and termination, payment reminder services and emergency services. Through establishing and implementing our customer full-service standard, we have significantly improved our basic customer services capability, such as service processing time, request responding time and providing service related and other information to customers through text messages.

In 2019, we propelled the construction of customer-oriented service system by continuously promoting AI-powered smart services and optimizing star-grade services, thereby realizing more prominent value of the services. Specifically, in respect of individual customers, we focused on the launch of 5G services with good users perception. We highlighted the usage scenarios from the customers’ perspective, benchmarked against industry leading practices, collected real experience perception from users, responded to customers’ questions to achieve persistent enhancement of 5G perception. In respect of household customers, we formulated and implemented the services standards for Smart Family applications and promoted the transformation from installation and maintenance services to the delivery of integrated solutions for household informatization. In respect of government and enterprise customers, we strengthened collaborative services of cloud-network integration and enhanced the timely installation rate and timely repair rate of business dedicated lines and end-to-end services for WiFi networking.

In 2019, we continued to maintain leading position in the industry in terms of overall user satisfaction and user satisfaction in handset Internet access according to the assessment conducted by the MIIT.

Information Technology System

We employ our information technology, or IT, system to support our voice services and other services. In recent years, through continuous upgrading, our IT system has the capability to offer full service support to our wireline, mobile and other services on an integrated basis and to support other services related operations such as account opening, billing and customer services.

Network System

Our network has extensive coverage and scale and employs a variety of advanced technologies and suitable architecture. It offers comprehensive functions and operates in a stable and reliable manner. In addition, it supports a comprehensive range of end-to-end telecommunications services and enables customized products to be delivered for a variety of telecommunications needs. Our network system is managed and operated by our experienced network management and maintenance teams and is supported by our strong research and development capabilities. And in light of future advances in technology, we have formulated viable plans to migrate our network system efficiently to the next generation. Furthermore, we procure our network equipment and related maintenance and technical support mainly from a number of PRC and overseas telecommunications network equipment manufacturers and suppliers including Huawei Technologies, Ericsson, Nokia and ZTE Corporation, among others.

Network Architecture

Our network system consists of access networks, data networks, core networks, transport networks, service networks and support networks.

•

Access networks: Access networks include wireline access network based on copper cables and optic fibers and wireless access network, which are directly connected to customers to provide wireline and wireless data and voice services.

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

Low frequency refarming

We obtained permits from the MIIT to refarm the 800MHz frequency resources and make use of the unoccupied frequency resources for 4G network construction. We have fully utilized the advantage in the coverage reach of the low frequency of 800MHz by rapidly completing the construction of 4G network in rural areas at a low cost, achieving nationwide full coverage of 4G network, as well as deepening the coverage and supplementing the bandwidth of 4G service in urban areas.

With the support of our nationwide coverage of 4G network, we have established a NB-IoT network with broad nationwide coverage and high quality to support development of the business ecosystems of the Company and our VoLTE network has begun commercialization.

Co-building and co-sharing of 5G network with China Unicom

In September 2019, following market principles, we entered into the 5G Cooperation Agreement with CUCL. Pursuant to the 5G Cooperation Agreement, we will cooperate with CUCL to jointly co-build one 5G access network nationwide and co-share 5G spectrum resources while the 5G core network shall be respectively constructed by each party. Each party will continue to operate its business and branding independently and the subscribers will belong to each party respectively. In respect of settlement under the 5G Cooperation Agreement, based on the principle that parties shall not make a profit from such settlement, we and CUCL will formulate reasonable and precise settlement arrangement, following fair and equitable market practices, to maximize the benefits of cooperation for both parties and maintain a sustainable cooperation. We believe that the cooperation is beneficial to the efficient construction of 5G network and the reduction of network construction and maintenance costs while enhancing efficiency in network and assets operation, which enables us to rapidly create 5G service capability and strengthen network quality and business experience so as to achieve a win-win situation for both parties.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transmission equipment and local switches. We make most of our purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 28.2% of our total amount of annual purchases in 2019. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 16.8% of our total amount of annual purchases in 2019.

Competition

Following the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services. In June 2019, the MIIT granted the 5G permit to China Telecom Group, China Mobile Group, Unicom Group and China Broadcasting Network. In December 2013 and May 2016, China Mobile and China Broadcasting Network, respectively, received a license from the MIIT to operate fixed-line businesses, leading to intensified competition in this sector.

Since the PRC’s accession to The World Trade Organization (the “WTO”), foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services will be subject to a limit of 49.0%, and the foreign ownership in value-added telecommunications services other than e-commerce services will be subject to a limit of 50.0% except in the pilot free trade zones in China. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging private capital to enter the industry, in addition to a series of guidance to such effect. Specifically, in May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-owned, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. On April 28, 2018, the MIIT issued the Circular on Commercialization of Mobile Telecommunications Resale Business (关于移动通信转售业务正式商用的通告), pursuant to which the MIIT granted commercial operation approval to the mobile communications resale business, effective from May 1, 2018. On November 11, 2019, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Printing and Publishing the Regulations on the Management of Mobile Number Portability Service. The Regulations on the Management of Mobile Number Portability Service (the “Portability Provisions”) became effective on December 1, 2019. The Portability Provisions specify that cellular mobile communication users (excluding the IoT users) within the same local network may apply to change the contracted fundamental service operator by keeping the same mobile numbers and users switched to the network have equal rights under the same conditions. In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informatization Development Plan on September 29, 2013, the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014 and three more Notices on Further Broadening the Scope of Trial Opening of the Broadband Access Business on September 23, 2015, October 13, 2016 and September 27, 2017, respectively. By the end of 2019, the broadband access market opened up to private capital in 19 provinces in China on a province-wide basis and also in 32 pilot cities. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. In April 2018, MIIT approved the commercialization of mobile telecommunications resale business, effective from May 2018. By the end of 2019, among the 42 mobile virtual network operators who had been approved by the MIIT to conduct resale business on a pilot basis, 38 of which had been granted commercial operation licenses; and the 25 companies who signed pilot agreements with us had been granted commercial licenses. As of December 31, 2019, there were a total of approximately 19.72 million users of mobile virtual network through resale business that is in cooperation with us.

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

On June 1, 2017, the Cyber Security Law came into force. It stipulates relevant rules for personal data security protection, new types of cybercrime and network real name system; it specifies the principle of cyberspace sovereignty, the security obligations of network products and services providers as well as the security obligations of network operators; and it further enhances the protection of personal data, establishes the framework for the protection of critical information infrastructure facilities, and establishes rules regulating cross-border transmission of key data via critical information infrastructure facilities. In addition, it provides for the punishment for foreign organizations and individuals that attack and destroy China’s critical information infrastructure facilities and establishes a system for monitoring, early warning and emergency response. Telecom operators shall comply with the requirements under the Cyber Security Law in respect of network operating security and network information security. In addition, the Measures for the Security Review of Network Products and Services (Provisional) became effective on June 1, 2017. The Cyber Security Law and the Measures for the Security Review of Network Products and Services (Provisional) require procurement of network products and services by operators in key industries and critical information infrastructure facilities that may have national security concerns to go through a cyber security review. Relevant government authorities responsible for the protection of critical information infrastructure facilities will decide on whether such procurement would threat national security pursuant to the review. The security review of telecommunications industry would be organized and conducted by the MIIT. The security review may be initiated by the enterprises or by the relevant government authorities. The security review would focus on the security and controllability of network products and services. Operators of critical information infrastructure facilities use network products or services that have not been subject to the security review or have not passed the security review, would subject to a fine of no less than one but no more than ten times of the amount of purchase. According to the Cyber Security Law, the CAC has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. Several related regulations, including the Measures for the Security Review of Network Products and Services (for Trial Implementation) and the Provisions for the Administration of Internet News Information Services, published by the CAC came into effect on the same day as the Cyber Security Law. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in the PRC, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations. On January 1, 2018, the Measures for Monitoring and Management of Public Internet Cyber Security Threat issued by the MIIT came into force. It provided for the definition of public Internet cyber security threats, the relevant governing authorities, working principles and remedial measures in connection with the monitoring and management of public internet cyber security threats. Telecom operators are required to strengthen the monitoring and management of public Internet cyber security threats, notify the governing authorities in a timely manner after discovery of cyber security threats, and provide technical assistance to governing authorities in relation to inquiries into IP address attribution and domain name registration.

On May 1, 2018, the national standard on personal information protection, Information Security Technology—Personal Information Security Specification GB/T 35273-2017 (《信息安全技术-个人信息安全规范》(GB/T 35273-2017)), came into force. It provides specific examples on the scope and types of personal information and sensitive personal information; stipulates the basic principles on personal information security and regulates the collection, retention, use, sharing, transfer and public disclosure of personal information. It puts forward specific requirements on the methods and measures to handle personal information security incidents by personal information controllers, as well as the organization and management of personal information controllers. In addition, it provides implementation methods and privacy policy forms for the right of informed consent to be exercised.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation of the PRC jointly formulated the Method for Identifying the Illegal Collection and Use of Personal Information by Applications. It explicitly sets out the specific methods of identifying six types of illegal behaviors, i.e. failure to publish the rules for collection and use; failure to expressly specify the purpose; method and scope of collection and use of personal information; collection and use of personal information without the user’s consent; violation of the essential rules to unnecessarily collect personal information which is not related to the service provided; provision of personal information to others without prior consent; and failure to provide the function of deleting or correcting personal information as required by law or failure to publish information in relation to complaint or whistleblowing methods. It serves as a reference for the regulatory authorities to identify the illegal collection and use of personal information by applications and provides guidance for the self-inspection and self-correction of application operators and the social supervision.

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

Licensing

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services, which are subject to different licensing requirements. On December 28, 2015, the MIIT promulgated the Telecommunications Service Catalog (2015 edition) which took effect on March 1, 2016 and was amended on June 6, 2019. Basic telecommunications services include, among others, wireline communications services, cellular mobile communications services, satellite communications services, data communications services, IP telephone services, trunking communications services, wireless paging services, network access facilities services, domestic communications facilities services and network hosting services. Value-added telecommunications services include, among others, IDC services, content distribution network services, domestic Internet virtual private network services, Internet access services, online data processing and transaction processing services, domestic multi-communication services, storage and forwarding services, call center services, information services and coding and procedures conversion services.

Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and centrally administered municipalities in the PRC must apply for licenses from the MIIT. In accordance with the approval of the MIIT, we derive our exclusive rights to operate basic telecommunications business from our status as a subsidiary controlled by China Telecom Group, which holds the licenses required for operating the relevant telecommunications business. In December 2013, China Telecom Group, Unicom Group and China Mobile Group received permits from the MIIT to operate 4G services nationwide based on TD-LTE technology. We have been authorized by China Telecom Group to operate 4G services nationwide based on TD-LTE technology. On February 27, 2015, China Telecom Group was granted by the MIIT the permit, and authorized us, to provide 4G services based on LTE FDD technologies nationwide. In June 2019, China Telecom Group, our controlling shareholder, was granted the permit from MIIT to operate 5G digital cellular mobile service nationwide, and we have been authorized by China Telecom Group to develop 5G business nationwide.

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

Pursuant to the Circular on the Framework Plan for the China (Shanghai) Pilot Free Trade Zone issued by the State Council on September 18, 2013, qualified foreign investment enterprises will be permitted to provide certain value-added telecommunications services in specific form in the China (Shanghai) Pilot Free Trade Zone, subject to protections on Internet information security and approval by the State Council is required in case of a breakthrough in the limitations provided for under the administrative regulations. In April 2014, to further promote the pilot program of the value-added telecommunications business in the China (Shanghai) Pilot Free Trade Zone, the MIIT issued the Administrative Measures for the Pilot Operation of the Value-added Telecommunications Business by Foreign Investors in China (Shanghai) Pilot Free Trade Zone.

Tariff Setting

Prior to May 10, 2014, under the Telecommunications Regulations, telecommunications tariffs were categorized into government fixed tariffs, government guidance tariffs and market based tariffs. The telecommunications providers were permitted to set tariffs for certain services provided the tariff levels were below the tariff ceilings set by the MIIT and the NDRC.

As a result of the governmental effort to gradually ease the regulations on the tariffs, on May 5, 2014, the MIIT and the NDRC issued the Notice on Implementing the Market Based Tariffs for Telecommunications Services. Pursuant to this Notice, effective from May 10, 2014, the government fixed tariffs and the government guidance tariffs were abolished and telecommunications operators are permitted to set the tariffs of all telecommunications services based on the cost and market conditions. The Telecommunications Regulations were subsequently amended on July 29, 2014 by the Decision of the State Council on Amending Certain Administrative Regulations to reflect this policy change as well as other amendments.

On May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. In addition, the Government Work Report in 2017 calls for the deepening of speed upgrade and tariff reduction, the cancellation of domestic long distance and roaming fee for handsets users, the reduction of the tariff of Internet dedicated line access for small and medium enterprises and international long distance calls. Furthermore, the Government Work Report in 2018 calls for a further promotion of network speed upgrade and tariff reduction. We were encouraged to further reduce the average tariff of broadband for small and medium enterprise subscribers and the average data tariff of mobile network to a greater extent in 2019.

On August 23, 2018, the MIIT promulgated the Notice of Ministry of Industry and Information Technology on Further Regulating Marketing Activities for Telecommunications Tariff Schemes which became effective from August 23, 2018. The Notice encourages fundamental telecommunications enterprises to provide a tiered discount pricing formula for tariff plans according to the usage amount of the users and simplify the structure of tariff packages. In formulating and implementing the tariff plans of bundled packages, the tariff plans for each respective service should also be provided, and the tariff rates disclosure policy should be improved. When promoting the tariff plans, the telecommunications enterprises shall fulfill its obligation to remind the users with respect to matters they shall pay attention to, including the restrictive conditions, the validity period and the charging principles. The same type of users with the same transaction conditions should be guaranteed with equal rights to select the tariff plans.

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

On December 30, 2013, the MIIT issued the Guidance Opinions on Building New National Internet Backbone Interconnection Points, pursuant to which seven new backbone interconnection points altogether have been built in Chengdu, Wuhan, Xi’an, Shenyang, Nanjing, Chongqing and Zhengzhou, in addition to the three existing backbone interconnection points in Beijing, Shanghai and Guangzhou. The operations of these new backbone interconnection points have significantly improved the quality and speed of interconnection between the telecommunications networks. On November 9, 2016, the MIIT approved the addition of new national Internet backbone interconnection points in Hangzhou, Fuzhou and Gui’an of Guiyang, achieving 13 Internet backbone interconnection points upon completion of such three new additions in June 2017. On December 30, 2019, the MIIT approved the addition of new Internet backbone interconnection point in Hohhot, which is currently under construction.

The MIIT issued the Notice on Public Telecommunications Network Interconnection Settlement and Relay Fees Allocation in October 2003 and two Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks in October 2006 and April 2009, respectively, which provided for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators as well as public telecommunications network. In November 2009, the MIIT issued the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network and the Notice on the Settlement Standards for Interconnection Fees of TD-SCDMA, which provided for adjustments to certain interconnections settlement standards between telecommunications operators. Effective from January 1, 2014, some of the settlement standards have been further adjusted pursuant to the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network issued by the MIIT on December 17, 2013. Prior to January 1, 2014, when a mobile user of a basic telecommunications operator (excluding China Mobile’s TD-SCDMA 157 and 188 prefix numbers users) initiated a call to a mobile user of another basic telecommunications operator, the settlement charge was set uniformly at a rate of RMB0.06 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. In the event a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiated a call to a user of our Company or China Unicom within the scope of local network, China Mobile would pay a settlement charge of RMB0.012 per minute to our Company or China Unicom. With effect from January 1, 2014, when a mobile users of our Company or China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix numbers users), the interconnection settlement charges payable by our Company or China Unicom to China Mobile is adjusted from then prevailing rate of RMB0.06 per minute to RMB0.04 per minute. Other existing voice interconnection settlement standards remain unchanged. Meanwhile, the SMS interconnection settlement standard is adjusted from RMB0.03 per message to RMB0.01 per message, and the MMS interconnection settlement standard is adjusted from RMB0.10 per message to RMB0.05 per message. The following table sets forth selected interconnection revenues sharing and settlement arrangements for local calls and domestic long distance calls:

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

(1) Mobile operator A collects the cellular usage charge from its subscribers

(2) Prior to January 1, 2014, mobile operator A paid RMB0.06 per minute to mobile operator B. Starting from January 1, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B for calls originated from TD-SCDMA “157” or “188” prefix phone numbers users in local areas. Starting from January 1, 2014, mobile operator A (China Telecom or China Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile) for calls originated from a mobile user of operator A (China Telecom or China Unicom) to a mobile user of operator B (China Mobile) (not including TD-SCDMA 157 and 188 prefix numbers)

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

The interconnection settlement arrangement for the Internet backbone networks in China is the interconnection settlement through the network access points, or the NAPs, and backbone interconnection points. The price of NAP settlement is determined by the MIIT, and the price of backbone interconnection points is decided by the Internet backbone networks participants with reference to the NAP settlement standards. Since 2013, the MIIT reduced the interconnection settlement charges for the Internet backbone networks each year and the interconnection settlement charges for the NAPs was reduced by the MIIT to RMB80,000 per gigabyte per month starting from November 1, 2018. The one-way payment of interconnection settlement charges for the Internet backbone networks between China Mobile Group and China Telecom Group or Unicom Group will be ceased and replaced by a peer-to-peer interconnection arrangement without settlement charges from July 1, 2020.

The MII promulgated the Measures on the Supervision and Administration of Quality of Service of the Public Telecommunications Networks, or the Measures on Quality of Service, effective August 1, 2005. The Measures on Quality of Service provide the supervision and administration of services of public telecommunications networks, including, among others, wireline local telephone networks, domestic long distance telephone networks, international telephone networks, IP telephone networks, land cellular mobile communication networks, satellite mobile communication networks, Internet backbone networks (access) and other telecommunications networks regulated by the MII. Under the Measures on Quality of Service, telecommunications operators are required to set up interconnection-related working units to be responsible for the management of quality of services of the public telecommunications networks.

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

In 2019, we paid approximately RMB100 million of usage fees for the telecommunications network numbers and approximately RMB1,418 million of frequency usage fees, respectively.

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

On December 28, 2016, the MIIT promulgated the Notice on Matters Relating to the Regulating of Telecommunications Services Agreements, effective on February 1, 2017, which specifies the standard of signing and record-keeping of telecommunication services agreements and emphasizes that the telecommunications operators should inform the subscribers and carry out remedial work when some or all of the terms under the telecommunications services agreements could not be observed due to force majeure or adjustment of national policies.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to remote villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred in the “Broadband China” projects undertaken by telecommunications service providers in the villages. In addition, the Ministry of Finance of the PRC, or the MOF and the MIIT jointly issued the Notice of Implementation of Telecommunications Universal Services Pilot Work in December 2015, which provided that the telecommunications universal services should take a market-oriented approach and that the telecommunications universal services providers should be selected through a public bidding process. This notice sets up certain goals for the telecommunications operators, including broadband coverage in 98% of the administrative villages and over 12Mbps broadband access capacity in rural villages, by 2020. Pursuant to the notice, the central government subsidies will be granted to the pilot areas determined by the MOF and the MIIT and the universal services providers will be selected through an open bidding process.

The PRC government used financial resources to compensate the expenses incurred in the “Coverage to All Villages” and the “Broadband China” projects before the implementation of universal services pilot projects in 2016. We, together with other telecommunications operators, have undertaken the “Coverage to All Villages” project since 2004. Since 2016, we have undertaken universal services pilot projects in accordance with the requirements of the Chinese government and initially in aggregate won the bids to undertake and completed the construction of broadband networks in approximately 50,000 administrative villages. Since 2018, the PRC government included 4G network coverage into the scope of pilot projects for universal services. By the end of 2019, we had won the bids to undertake 4G base stations constructions in approximately 12,000 administrative villages in remote rural areas. We have continuously promoted the construction of communication networks in rural areas and remote rural villages and strives to improve the fixed line and wireless broadband Internet access capacities in rural areas. In addition, we have set up local service points for rural villages, actively promoted the development of e-commerce in rural areas, and strived to contribute to the informatization upgrade and revitalization of rural areas in various regions. The compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications universal services. However, we believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

Three-Network Convergence Policy

In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of telecommunications, television broadcast and Internet access networks to realize interconnection and resource co-sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy would be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the State Council issued the Trial Plan for Three-Network Convergence and called for 12 regions (cities) and enterprises for the first trial. Following the completion of the first trial in December 2011, the State Council announced 42 additional regions (cities) for the second phase of the trial. In September 2012, we received the Information Network Communicated Audio-Video Program License from the State Administration of Press, Publication, Radio, Film and Television (the “SARFT”, formerly, the State Administration of Radio, Film and Television). In August 2015, the General Office of the State Council issued the Notice of Plan of Furthering the Three-Network Convergence, which marked the completion of the trial plan of the three-network convergence and called for further promotion of the three-network convergence nationwide.

Mobile Telecommunications Resale Business

On May 17, 2013, the MIIT issued the Trial Plan of Resale of Mobile Telecommunications Services, pursuant to which the MIIT would grant qualified companies mobile telecommunications resale business approvals on a pilot basis which would allow them to purchase mobile telecommunications services in bulk from mobile networks operators or resell such services to customers. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar services of the mobile networks operators. On April 28, 2018, the MIIT issued the Circular on Commercialization of Mobile Telecommunications Resale Business, pursuant to which the MIIT granted commercial operation approval to mobile communication resale business, effective from May 1, 2018. For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company—B. Business Overview—Competition”.

VAT Reform Applicable to the Telecommunications Industry

On November 16, 2011, the MOF and the PRC State Administration of Taxation, or the SAT, introduced a pilot tax program under which the PRC business tax would be replaced with a VAT. On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the MOF and the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules. On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates pursuant to which the 11% VAT rate applicable to basic telecommunications services would be reduced to 10% and the 17% VAT rate applicable to sales of goods would be reduced to 16%, with effect from May 1, 2018. On March 20, 2019, the MOF, the SAT, the General Administration of Customs issued the Notice on Deepening the Policies Related to Value-Added Tax Reform, pursuant to which the 10% VAT rate applicable to basic telecommunications services would be reduced to 9% and the 16% VAT rate applicable to sales of goods would be reduced to 13%, with effect from April 1, 2019.

Sharing of Telecommunications Infrastructure

In April 2019, the MIIT and the SASAC jointly issued the 2019 Implementation Opinions of the Ministry of Industry and Information Technology and the State-owned Assets Supervision and Administration Committee of the State Council on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions require that the supporting facilities for base stations, such as the telecommunications towers, and the passive indoor distribution systems for key areas of public transportation and buildings, shall generally be coordinated with respect to construction needs, constructed and delivered by the Tower Company, except that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of FTTH infrastructure facilities. The construction of supporting facilities, such as transmission poles, pipelines, and equipment rooms, in newly-built residential and commercial properties must strictly observe the applicable national and local standards. Telecommunications operators are prohibited from entering into any agreement which contains exclusivity arrangement with commercial property owners, their agents and/or property management companies. Moreover, the existing telecommunications infrastructure (transmission poles, pipelines, base station sites, and equipment rooms, etc.) must be co-shared whenever conditions so allow, and new transmission poles or pipes covering the same operation routes must be jointly constructed by the operators.

Anti-Unfair Competition Law

On April 23, 2019, the Standing Committee of the National People’s Congress (the “NPCSC”) promulgated the amended Anti-Unfair Competition Law of the People’s Republic of China (the “Anti-Unfair Competition Law”), which was formally implemented on the same day. The amendments to the Anti-Unfair Competition Law mainly involve the provisions regarding the trade secrets of intellectual property rights. First, the scope of trade secrets has been expanded through the incorporation of a catch-all description, which is no longer limited to “technical” or “business operation” information. Second, the scope of the trade secret infringer has been expanded. Apart from business operators, other natural persons, legal persons and non-legal entities have been included in the scope of the subject of liability for trade secret infringement. Third, given the practical situation of evolving infringement means and conducts, it has been clarified that misappropriation of trade secrets through electronic intrusion or indirect means, such as instigating, inducing and aiding others to acquire the right holder’s trade secrets, will constitute trade secret infringement. Fourth, the penalty on trade secret infringement has been increased. Fifth, in relation to the allocation of burden of proof for trade secret infringement in the civil trial procedure, it stipulates that the right holder may only need to provide preliminary evidences which can prove that the right holder has taken confidentiality measures and can reasonably indicate that the trade secret has been infringed. The amendments to the Anti-Unfair Competition Law strengthened the protection of intellectual property rights in China and had a positive impact on the establishment of a fair market order and protection of the legitimate interests of the right holders.

Mobile Number Portability

On November 11, 2019, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Printing and Publishing the Regulations on the Management of Mobile Number Portability Service. The Regulations on the Management of Mobile Number Portability Service (the “Regulations”) became effective on December 1, 2019. The Regulations expressly allow the cellular mobile telecommunication users (excluding the users of Internet of Things) to apply for a change of the contracted fundamental business operator within the same local network area whilst retaining their phone numbers unchanged. Telecommunications business operators should strictly implement the relevant provisions on the real-name registration of users of mobile number portability service and ensure that the users whose mobile numbers have been transferred from other networks should be entitled to the same rights under the same conditions. Providing an important basis for the supervision and inspection of the telecommunications regulators, the Regulations explicitly require that in the course of providing the mobile number portability service telecommunications business operators should not engage in nine types of prohibited conducts including to refuse, prevent or delay the provision of mobile number portability service to users without justifiable reasons, to restrict the users from switching to another network by means of expanding the scope of the agreement in relation the terms of service, to affect the quality of telecommunications service provided to the mobile number portability service users through technical measures such as interception and restriction, to conduct a comparative promotion, fabricate or disseminate false or misleading information or discredit other telecommunication business operators when promoting the mobile number portability service and the relevant tariff plans, to design special tariff plans and marketing schemes for mobile number portability service users, continue to occupy the mobile numbers transferred-in while the users have exited the network and to hinder or disrupt the normal operation of mobile number portability service by means of handling the mobile number transfer maliciously on behalf of the users, making complaints maliciously on behalf of the users, etc..

E-Commerce Law

In August 2018, the NPCSC approved the E-Commerce Law of the People’s Republic of China, which was formally implemented on January 1, 2019. The E-Commerce Law consists of seven chapters and eighty nine articles which further regulate e-commerce activities conducted by relevant parties including e-commerce platform operators (“e-commerce platforms”). The E-Commerce Law defines and confirms, for the first time, the obligation of e-commerce platforms to protect the consumers’ security, and requires them to bear the corresponding responsibility when the obligation is breached. It further refines the regulation for the responsibility of intellectual property infringement on the e-commerce platforms, regulates the industrial and commercial registration and tax collection and management of e-commerce operators, requires e-commerce operators to publish information when terminating transactions at their own discretion, prohibits fabricating transactions and user comments to defraud and mislead consumers, prohibits the e-commerce platforms from abusing the dominant market position to exclude and restrict competition, regulates the rules of deposits collection and refund, requests the products participating in bidding ranking with the results marked therein.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2019 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended.

C.	Organization Structure

See “—A. History and Development of the Company—Organizational Structure” included elsewhere under this Item.

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

Properties

We conduct our business on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, although the land and building titles to a majority of these properties have been registered in our name after they were acquired by us as part of our restructuring, land and building titles to the remaining properties are still registered in the name of China Telecom Group. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge to, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies—Property Leasing Framework Agreement”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our selected financial data, in each case included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board. The information included in the following discussion and analysis provides details on the information for the years ended December 31, 2019 and December 31, 2018. Information related to the year ended December 31, 2017 has not been included and can be found on the Company’s previously filed annual report on Form 20-F for the year ended December 31, 2018.

Our audited consolidated financial statements included elsewhere in this annual report reflect the disposal of E-store, the establishment of Tianyi Capital and the acquisitions of the satellite communications business and Orange Insurance in 2017, the establishment of China Telecom Leasing Corporation Limited in 2018, and the establishments of China Telecom Finance, Smart Home Company and IoT Company in 2019, described under “Item 4. Information on the Company—A. History and Development of the Company—Disposal of E-store and Establishment of Tianyi Capital”, “—Establishment of China Telecom Leasing Corporation Limited”, “—Establishment of China Telecom Group Finance Co., Ltd.”, “—Establishment of E-surfing Smart Home Technology Co., Ltd.” and “—Establishment of E-surfing Internet of Things Technology Co., Ltd.”.

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

Financial Overview

Our operating revenues decreased by 0.4%, from RMB377,124 million in 2018 to RMB375,734 million in 2019. The decrease was mainly attributable to revenues from voice services and others decreased. Our operating expenses decreased by 0.5% from RMB348,410 million in 2018 to RMB346,664 million in 2019. The decrease in operating expenses was primarily due to decreases in other operating expenses, network operations and support expenses as well as selling, general and administrative expenses. Our operating income in 2018 and 2019 was RMB28,714 million and RMB29,070 million, respectively. The profit attributable to equity holders of the Company decreased by 3.3%, from RMB21,210 million in 2018 to RMB20,517 million in 2019. The decrease was mainly attributable to the one-off after-tax gain from the listing of Tower Company, which amounted to approximately RMB1.1 billion recognized by us in 2018.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2018		2019
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues:
Voice services(1)	50,811	13.5%	45,146	12.0%
Internet services(2)	190,871	50.6%	197,244	52.5%
Information and application services(3)	83,478	22.1%	87,623	23.3%
Telecommunications network resource and equipment services(4)	20,211	5.4%	21,978	5.9%
Others(5)	31,753	8.4%	23,743	6.3%

Total operating revenues	377,124	100.0%	375,734	100.0%

(1)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(2)	Represent amounts charged to customers for the provision of Internet access services.
(3)

Represent primarily the aggregate amount of fees charged to customers for the provision of IDC service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

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

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2018		2019
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	75,493	20.0%	88,145	23.5%
Network operations and support expenses	116,062	30.8%	109,799	29.2%
Selling, general and administrative expenses	59,422	15.8%	57,361	15.3%
Personnel expenses	59,736	15.8%	63,567	16.9%
Other operating expenses	37,697	10.0%	27,792	7.4%

Total operating expenses	348,410	92.4%	346,664	92.3%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2018		2019
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	377,124	100.0%	375,734	100.0%
Operating expenses	348,410	92.4%	346,664	92.3%
Operating income	28,714	7.6%	29,070	7.7%
Profit attributable to equity holders of the Company	21,210	5.6%	20,517	5.5%
Net cash flow from operating activities	99,298	—	112,600	—

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

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. As such, revenues from sales of equipment are recognized at a point in time when the equipment is delivered to the customers and when the control over the equipment have been transferred to the customers.

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

Consideration payable to a customer

Consideration payable to a customer includes cash amounts that we pay, or expect to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to us. We account for such consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to us and the fair value of the good or service received from the customer can be reasonably estimated.

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

Certain commissions incurred by us paid or payable to third party agents, whose selling activities result in customers entering into sale agreements for our telecommunications services, are qualified as incremental costs. We recognize such costs as an asset, included in other assets, if we expect to recover these costs. The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

We apply the practical expedient of expensing all incremental costs to obtain a contract if these costs would otherwise have been fully amortized to profit or loss within one year.

Costs to fulfill a contract

When we incur costs to fulfill a contract, we first assess whether these costs qualify for recognition as an asset in terms of other relevant standards, failing which we recognize an asset for these costs only if they meet all of the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that we can specifically identify;

•	the costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The asset is subject to impairment review.

Revenue recognition (prior to January 1, 2018)

Before the application of IFRS 15, our revenue recognition methods were as follows:

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

Impairment. The carrying amounts of long-lived assets, including property, plant and equipment, right-of-use assets, intangible assets with finite useful lives, construction in progress and contract costs included in other assets are reviewed periodically in order to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

Before we recognize an impairment loss for assets capitalized as contract costs under IFRS 15, we assess and recognize any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalized as contract costs is recognized to the extent the carrying amounts exceeds the remaining amount of consideration that we expect to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognized as expenses. The assets capitalized as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash-generating unit.

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

We assess at the end of each reporting period whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognized as an income in profit or loss. The reversal is reduced by the amount that would have been recognized as depreciation and amortization had the write-down not occurred. An impairment loss in respect of goodwill is not reversed.

For the year ended December 31, 2019, no provision for impairment losses were made against the carrying value of long-lived assets. For the year ended December 31, 2018, no provision for impairment losses were made against the carrying value of long-lived assets. For the year ended December 31, 2017, provision for impairment losses of RMB10 million were made against the carrying value of long-lived assets.

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

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2019 financial statements, the International Accounting Standards Board has issued the following new and amendments to standards which are not yet effective and not early adopted for the annual accounting period ended December 31, 2019:

Effective for accounting period beginning on or after

Amendments to IFRS 3, “Definition of a Business”	January 1, 2020
Amendments to IAS 1 and IAS 8, “Definition of Material”	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”	January 1, 2020
IFRS 17, “Insurance Contracts”	January 1, 2021
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2022
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined

In addition to the above new and amendments to standards, a revised Conceptual Framework for Financial Reporting was issued in 2018. Its consequential amendments, the Amendments to References to the Conceptual Framework in IFRS Standards, will be effective for annual periods beginning on or after January 1, 2020.

We are in the process of making an assessment of the impact that will result from adopting the new and amendments to standards issued by the International Accounting Standards Board, or IASB, which are not yet effective for the accounting period ended on December 31, 2019. So far we believe that the adoption of these new and amendments to standards is unlikely to have a significant impact on our financial position and the results of operations.

A.	Operating Results

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenues

Our operating revenues decreased by RMB1,390 million, or 0.4% from RMB377,124 million in 2018 to RMB375,734 million in 2019. This decrease was primarily the results of our revenues from voice services and others decreased, which was partially offset by the revenue growth of Internet services, information and application services and telecommunications network resource and equipment services.

Voice Services. Revenues from our voice services decreased by 11.1% from RMB50,811 million in 2018 to RMB45,146 million in 2019, representing 12.0% of our operating revenues in 2019. Among such revenues, revenues from our wireline voice services decreased by 6.6% from RMB19,723 million in 2018 to RMB18,425 million in 2019 and revenues from our mobile voice services decreased by 14.0% from RMB31,088 million in 2018 to RMB26,721 million in 2019. The decrease in revenue from our voice services was primarily due to the effect of the mobile Internet services, such as Over-the-Top messaging services, as alternative means of communication.

Internet Services. Revenues from our Internet services increased by 3.3% from RMB190,871 million in 2018 to RMB197,244 million in 2019, representing 52.5% of our operating revenues in 2019. This increase was primarily due to our enhanced efforts in strengthening ecological cooperation, and enhanced differentiation market competitiveness of convergence operation to continuously expand the subscriber base, driven by mobile Internet traffic. The number of our mobile subscribers continue to rise. As of December 31, 2019, the number of our mobile subscribers increased to 335.6 million, ranking second in Chinese telecommunications industry. The revenues attributable to mobile handset Internet access was RMB123,203 million in 2019, representing an increase of 10.8% from 2018. In addition, the number of our wireline broadband subscribers increased to 153.1 million as of December 31, 2019, representing an increase of approximately 7.3 million, or 5.0%, from 145.8 million as of December 31, 2018. Due to intensified market competition, the wireline broadband revenue was RMB68,413 million in 2019, representing a decrease of 7.9% from RMB74,262 million in 2018.

Information and Application Services. Revenues from our information and application services increased by 5.0% from RMB83,478 million in 2018 to RMB87,623 million in 2019, representing 23.3% of our operating revenues in 2019. This increase was primarily due to the rapid growth of our emerging business such as IDC, cloud, IoT and Internet Finance services.

Telecommunications Network Resource and Equipment Services. Revenues from our telecommunications network resource and equipment services increased by 8.7% from RMB20,211 million in 2018 to RMB21,978 million in 2019, representing 5.9% of our operating revenues in 2019. This increase was primarily due to the growth in revenues from digital circuit service and IP-VPN service.

Others. Other revenues decreased by 25.2% from RMB31,753 million in 2018 to RMB23,743 million in 2019, representing 6.3% of our operating revenues in 2019. The decrease in other revenues was primarily due to the decrease in the scale of mobile terminals sold.

Operating Expenses

Our operating expenses decreased by 0.5% from RMB348,410 million in 2018 to RMB346,664 million in 2019. The decrease in operating expenses was primarily due to decreases in network operations and support expenses, selling, general and administrative expenses, and other operating expenses, which were partially offset by the increases in depreciation and amortization, and personnel expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 16.8% from RMB75,493 million in 2018 to RMB88,145 million in 2019. The depreciation and amortization expenses as a percentage of our operating revenues increased from 20.0% in 2018 to 23.5% in 2019. This is primarily attributable to depreciation of right-of-use assets, other than leasehold land, amounted to RMB11,611 million, which was recognized upon the application of International Financial Reporting Standard 16 (“New Lease Standard”) in 2019, and our capital expenditures properly maintained at a relatively high level for strengthening our network competitiveness advantage in recent years.

Network Operations and Support Expenses. Our network operations and support expenses decreased by 5.4% from RMB116,062 million in 2018 to RMB109,799 million in 2019. This is mainly attributable to the decrease in expenses related to operating lease arrangements upon the application of the New Lease Standard in 2019. Expenses related to operating lease arrangements were recognized in the form of depreciation of right-of-use assets and interest expenses of lease liabilities according to the New Lease Standard. The decrease in network operations and support expenses was partially offset by the increase in expenses due to the Company’s persistent efforts in maintaining network quality to support rapid development of emerging businesses and thus resulting in appropriate increase in operating and maintenance expenses.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 3.5% from RMB59,422 million in 2018 to RMB57,361 million in 2019. The selling expenses were RMB48,472 million in 2019, representing an decrease of 4.6% from 2018, primarily due to our continuous efforts in optimizing sales and marketing model, reinforcing the precise management of sales and marketing resources resulting in enhancement of the effectiveness of sales and marketing resources. Our general and administrative expenses were RMB8,889 million in 2019, representing an increase of 3.0% from 2018, primarily due to our increased research and development expenditure to promote high-quality development and strengthen the building of core capabilities.

Personnel Expenses. Personnel expenses increased by 6.4% from RMB59,736 million in 2018 to RMB63,567 million in 2019, primarily due to the increased incentives for high-tech talents and frontline employees. The personnel expenses as a percentage of our operating revenues increased from 15.8% in 2018 to 16.9% in 2019.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB27,792 million in 2019, which decreased by 26.3% from RMB37,697 million in 2018. The decrease was primarily due to the decrease in the cost of mobile terminals sold, which is commensurate with the decreased sales of such goods.

Net Finance Costs

Our net finance costs increased by 34.4% from RMB2,708 million in 2018 to RMB3,639 million in 2019. This is primarily attributable to interest expense on lease liabilities amounted to RMB1,607 million, which was recognized upon the application of the New Lease Standard in 2019, and partially offset by appropriate increase in the allocation of bond products with favorable costs and continued to improve the capabilities of internal capital centralization, effectively controlling the scale of indebtedness and financing costs, and further enhancing the capital turnover rate and utilization efficiency.

The net exchange loss was RMB41 million in 2019, compared to a net exchange gain of RMB79 million in 2018, which was primarily due to fluctuation of the Renminbi exchange rate against the U.S. dollars in 2019. According to the exchange rates published by the People’s Bank of China on December 31, 2019, the exchange rate of Renminbi depreciated by 1.6% against the U.S. dollars from December 28, 2018.

Income Tax

In 2019, our income tax expense was RMB6,322 million with an effective tax rate of 23.4%. Our expected income tax expense at our statutory tax rate of 25.0% in 2019 would be RMB6,759 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the low tax rates enjoyed by some subsidiaries and some branches located in the western region of China and the preferential income tax policies enjoyed by us such as additional tax deduction on expenses for research and development proactively implemented by us. Furthermore, our income from investments in associate company, Tower Company, is not subject to income tax in the current year. See Note 31 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of the expected tax expense with the actual tax expense.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB20,517 million in 2019, representing a decrease of 3.3% from the profit attributable to equity holders of the Company of RMB21,210 million in 2018.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019
	(RMB in millions)
Net cash flow from operating activities	99,298	112,600
Net cash used in investing activities	(85,954)	(77,214)
Net cash used in financing activities	(16,283)	(31,288)

Net (decrease)/increase in cash and cash equivalents	(2,939)	4,098

Cash and cash equivalents increased by 24.8% from RMB16,666 million as of December 31, 2018, of which 64.0% was denominated in RMB, to RMB20,791 as of December 31, 2019, of which 78.0% was denominated in RMB. Our net cash inflow was RMB4,098 million in 2019, as compared with the net cash outflow of RMB2,939 million in 2018.

Our principal source of liquidity is net cash inflow from operating activities, which was RMB112,600 million in 2019, an increase of RMB13,302 million from RMB99,298 million of net cash inflow in 2018, primarily because the principal portion of the rental expenses paid was classified from operating activities to financing activities, which is a structural adjustment due to the application of the New Lease Standard.

Net cash outflow used in investing activities decreased by RMB8,740 million from RMB85,954 million in 2018 to RMB77,214 million in 2019, primarily attributable to the maturity of our certain short-term bank deposit investments.

Net cash outflow used in financing activities was RMB31,288 million in 2019 compared to RMB16,283 million in 2018, primarily because part of the cash outflow from operating activities was reflected in the financing activities upon the application of the New Lease Standard, and we repaid part of our interest-bearing debt in 2019.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB191,479 million as of December 31, 2019, representing an increase of deficit of RMB5,564 million, compared to a deficit of RMB185,915 million as of December 31, 2018. It was mainly due to the recognition of lease liabilities as a result of the application of the New Lease Standard.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and debt financing, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2020. We have established and maintained high credit ratings in domestic major financing markets, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2019, we had unutilized credit facilities of RMB245,847 million with major domestic commercial banks, from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2018	2019
	(RMB in millions)
Short-term debt	49,537	42,527
Long-term debt maturing within one year	1,139	4,444
Long-term debt	44,852	32,051
Finance lease obligations (including current portion)	216	—

Total debt(1)	95,744	79,022

(1)	Upon the application of the New Lease Standard, lease liabilities (including current portion) amounting to RMB42,146 million are not included in indebtedness as of December 31, 2019.

Our total debt decreased by RMB16,722 million from RMB95,744 million as of December 31, 2018 to RMB79,022 million as of December 31, 2019, primarily because we continued to strengthen our intensive management of interest-bearing debt, refined day-to-day management and control, effectively improved the efficiency of capital spending, and reduced the amount of interest-bearing debt outstanding. Our debt-to-asset ratio (total debt divided by total assets) decreased from 14.4% as of December 31, 2018 to 11.2% as of December 31, 2019. We believe that our Company has maintained a solid capital structure.

Our short-term debt constituted 53.8% of our total debt as of December 31, 2019. The weighted average interest rate of our short-term debt was 2.9% as of December 31, 2019, representing a decrease of 0.3 percentage point from that as of December 31, 2018.

Our long-term debt (including current portion) decreased from RMB45,991 million as of December 31, 2018 to RMB36,495 million as of December 31, 2019.

Of our total debt as of December 31, 2019, 99.4%, 0.4% and 0.2% were denominated in Renminbi, U.S. dollars and Euros, respectively, and 82.9% and 17.1% were with fixed interest rate and floating interest rate, respectively.

Our short-term and long-term debt does not contain any financial covenants which materially restrict our operations.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the period after December 31, 2019 may differ from the amounts indicated below.

	Year Ended December 31,
	2018	2019	2020 (Planned)
	(RMB in millions)
Total capital expenditure	74,940	77,557	85,000

In 2019, we continued to optimize network experience, deploying targeted coverage and dynamic capacity expansion for 4G network resulting in strengthening of the comprehensive competitive advantage of networks. At the same time, we promoted the construction of 5G network to gear up the potential for the future development of 5G. In 2019, our capital expenditure was RMB77,557 million, an increase of 3.5% from RMB74,940 million in 2018.

Our capital expenditure for 2020 is expected to be approximately RMB85,000 million. We expect to invest RMB45,300 million in 5G networks developments with the target to construct 140,000 base stations independently. By the end of 2020, with another 110,000 co-shared base stations with CUCL, we expect to realize national 5G coverage in all prefecture-level cities, certain key counties and developed townships. The remaining budget is expected to be mainly used for cloud computing, data centers, informatization applications, and expansion and upgrade of existing network facilities.

Capital Resources

The main sources of our capital resources are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital resources requirements in the future.

C.	Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network, system, and the rollout of our new applications and services. Our researchers focus on network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include 5G mobile communications technology, ultra-high-speed optic fiber transmission technology, cloud computing, Big Data, AI or artificial intelligence technology, IoT, broadband access, operation and service support systems and development of value-added services.

D.	Trend Information

Please also refer to our discussion in each section of “—Overview” and “—A. Operating Results” included elsewhere under this Item.

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements or guarantees.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2019:

	Payable in
	Total	2020	2021	2022	2023	2024	After 2024
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	42,527	42,527	—	—	—	—	—
Long-term debt	36,495	4,444	1,078	26,032	965	940	3,036
Lease liabilities	42,146	11,569	10,887	10,345	3,658	2,252	3,435
Interest payable	8,855	2,628	1,013	2,980	479	439	1,316
Capital commitments	20,941	20,941	—	—	—	—	—

Total contractual obligations	150,964	82,109	12,978	39,357	5,102	3,631	7,787

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our Directors must be elected by our shareholders at a general meeting. Our Directors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the current sixth session of the Board is three years, starting from May 23, 2017 until the date of the Company’s annual general meeting for the year 2019 expected to be held on May 26, 2020 (“2019 AGM”), upon which the seventh session of the Board will be elected. The Board has proposed to re-elect the current Directors, Mr. Ke Ruiwen, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan and Mr. Chen Shengguang as Directors of the seventh session of the Board; and to re-elect Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason as Independent Directors of the seventh session of the Board. Meanwhile, the Board will also propose to seek the approval of the shareholders of the Company to elect Mr. Li Zhengmao, the President and Chief Operating Officer of the Company and Mr. Shao Guanglu, respectively as Executive Directors of the seventh session of the Board at the 2019 AGM . As of December 31, 2019, the Board comprised eleven Directors with six Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors. Our Board currently consists of ten Directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

On March 4, 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement.

On March 8, 2019, the Board resolved to approve Mr. Ke Ruiwen, an Executive Director, the then President and Chief Operating Officer of the Company, to performing the functions of the Chairman and Chief Executive Officer of the Company.

On March 11, 2019, Mr. Wang Guoquan was appointed as an Executive Vice President of the Company.

On May 22, 2019, Mr. Ke Ruiwen, an Executive Director, the then President and Chief Operating Officer of the Company, was appointed as the Chairman and Chief Executive Officer of the Company.

On August 19, 2019, Mr. Liu Guiqing and Mr. Wang Guoquan, Executive Vice Presidents of the Company, were appointed as Executive Directors of the Company at the extraordinary general meeting of the Company.

On January 17, 2020, Mr. Gao Tongqing resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement.

On March 23, 2020, Mr. Li Zhengmao was appointed as the President and Chief Operating Officer of the Company and on the same date, Mr. Ke Ruiwen, an Executive Director, Chairman and Chief Executive Officer of the Company, ceased to act as the President and Chief Operating Officer of the Company.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Ke Ruiwen	56	Executive Director, Chairman and Chief Executive Officer
Li Zhengmao	57	President and Chief Operating Officer
Chen Zhongyue	48	Executive Director and Executive Vice President
Zhang Zhiyong	54	Executive Vice President
Liu Guiqing	53	Executive Director and Executive Vice President
Zhu Min	55	Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board
Wang Guoquan	47	Executive Director and Executive Vice President
Chen Shengguang	56	Non-Executive Director
Tse Hau Yin, Aloysius	72	Independent Non-Executive Director
Xu Erming	70	Independent Non-Executive Director
Wang Hsuehming	70	Independent Non-Executive Director
Yeung Chi Wai, Jason	65	Independent Non-Executive Director

Ke Ruiwen, age 56, is an Executive Director, the Chairman of the Board and Chief Executive Officer of the Company, joined the Board of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, Vice President and President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also the Chairman of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Li Zhengmao, age 57, is the President and Chief Operating Officer of the Company, graduated from Sichuan University with a major in radio electronics and received a master degree in radio technology from Chengdu Telecommunications Engineering Institute and a doctorate degree in communication and electronic system of radio engineering from Southeast University. Mr. Li served as an Executive Director and Vice President of China Unicom Limited, a Director and Vice President of China United Telecommunications Corporation, a Vice President of China Mobile Limited which is listed on the Main Board of the HKSE, a Vice President and General Counsel of China Mobile Communications Group Co., Ltd. and a Director and Vice President of China Mobile Communication Co., Ltd., a Non-Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE and a Vice Chairman of True Corporation Public Company Limited which is listed on the Stock Exchange of Thailand. Mr. Li is also a Director and the President of China Telecommunications Corporation. Mr. Li has extensive experience in management and the telecommunications industry.

Chen Zhongyue, age 48, is an Executive Director and Executive Vice President of the Company and joined the Board of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economics from Zhejiang University and an executive master of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Zhang Zhiyong, age 54, was appointed as an Executive Vice President of the Company on July 10, 2018. Mr. Zhang is a senior engineer. He graduated from the Changchun Institute of Posts and Telecommunications with a bachelor degree in radio engineering. He also received a master degree in control engineering from Yanshan University and a master of management degree from BI Norwegian School of Management. Mr. Zhang served as Managing Director of the Sideline Industrial Management Department of China Telecommunications Corporation, President and Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE, General Manager of Xinjiang branch and Beijing branch of China Telecom Corporation Limited. He is also a Vice President of China Telecommunications Corporation, the Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Non-Executive Director of China Tower Corporation Limited, both are listed on the Main Board of the HKSE. Mr. Zhang has extensive experience in management and the telecommunications industry.

Liu Guiqing, age 53, is an Executive Director and Executive Vice President of the Company, joined the Board of the Company in August 2019. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Zhu Min, age 55, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board and joined the Board of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, which is listed on the Main Board of the HKSE, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and a Director of Shanghai Pudong Development Bank Co., Ltd., which is listed on the Shanghai Stock Exchange. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Wang Guoquan, age 47, is an Executive Director and Executive Vice President of the Company and joined the Board of the Company in August 2019. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch, General Manager of the Marketing Department of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd., which is listed on the Shanghai Stock Exchange. He is also a Vice President of China Telecommunications Corporation. Mr. Wang has extensive experience in management and the telecommunications industry.

Chen Shengguang, age 56, is a Non-Executive Director of the Company and joined the Board of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, a Director of FSPG Hi-Tech Co., Ltd. which is listed on the Shenzhen Stock Exchange, a Non-Executive Director of Xingfa Aluminium Holdings Limited which is listed on the Main Board of the HKSE, a Director of Guangdong Silk-Tex Group Co., Ltd., the Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd. Mr. Chen has extensive experience in finance and corporate management.

Tse Hau Yin, Aloysius, age 72, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of the HKSE. Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the Main Board of the HKSE until October 2014). From 2004 to 2010, he was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the Main Board of the HKSE. From 2005 to 2016, Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the Main Board of the HKSE. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Xu Erming, age 70, is an Independent Non-Executive Director of the Company and joined the Board of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is an Independent Non-Executive Director of Comtec Solar Systems Group Limited, which is listed on the Main Board of the HKSE. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and was an Independent Supervisor of Harbin Electric Company Limited, which is listed on the Main Board of the HKSE. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Wang Hsuehming, age 70, is an Independent Non-Executive Director of the Company and joined the Board of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatizations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

Yeung Chi Wai, Jason, age 65, is an Independent Non-Executive Director of the Company and joined the Board of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd, which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited, which is listed on the Main Board of the HKSE. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited, which is listed on the Main Board of the HKSE and was also a partner of Woo, Kwan, Lee, & Lo. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited which is listed on the Main Board of the HKSE, from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange, from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

There is no family relationship between any of our Directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our Supervisory Committee has five Supervisors. Two members of our Supervisory Committee are employee representatives elected by our employees. The remaining members are appointed by shareholders at a general meeting. Our Supervisors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the sixth session of our Supervisory Committee is three years, starting from May 23, 2017 until the date of the 2019 AGM, upon which the seventh session of the Supervisory Committee will be elected. The Supervisory Committee has proposed to re-elect the current Shareholder Representative Supervisors, Mr. Sui Yixun and Mr. Xu Shiguang as members of the seventh session of the Supervisory Committee. Due to his age, Mr. Ye Zhong will retire from his position as a Supervisor of the Company upon the expiry of his term of service at the 2019 AGM. The Employee Representative Supervisors of the seventh session of the Supervisory Committee shall be elected democratically by the employees of the Company.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Sui Yixun	56	Supervisor (Chairman of the Supervisory Committee and Shareholder Representative)
Zhang Jianbin	54	Supervisor (Employee Representative)
Yang Jianqing	60	Supervisor (Employee Representative)
Xu Shiguang	40	Supervisor (Shareholder Representative)
Ye Zhong	60	Supervisor (Shareholder Representative)

Sui Yixun, age 56, is the Chairman of the Supervisory Committee of the Company and joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited which is listed on the Main Board of the HKSE. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation, General Manager of China Telecom Inner Mongolia Autonomous Region branch and the Managing Director of audit department of the Company. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Zhang Jianbin, age 54, is an Employee Representative Supervisor of the Company and joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received a LLM degree. He also had an EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications of the MPT. Mr. Zhang has extensive experience in corporate legal affairs.

Yang Jianqing, age 60, is an Employee Representative Supervisor of the Company and joined the Supervisory Committee of the Company in May 2017. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company, General Manager and Senior Consultant of Corporate Culture Department of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry.

Xu Shiguang, age 40, is a Supervisor of the Company and joined the Supervisor Committee of the Company in October 2018. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

Ye Zhong, age 60, is a Supervisor of the Company and joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd. and Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. Mr. Ye served as the Director of Zhejiang Provincial Financial Holdings Co., Ltd., Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Industry Fund Co., Ltd., Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

B.	Compensation

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries, directly or indirectly, including Directors, Supervisors and Executive Vice Presidents of the Company and its subsidiaries. The aggregate amount of compensation we paid to our key management personnel was approximately RMB10.802 million for the year ended December 31, 2019.

Our Directors and Supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our Directors and Supervisors. The aggregate amount of compensation we paid to our Directors and Supervisors as a group for the year ended December 31, 2019 was approximately RMB9.203 million. The following table sets forth the compensation received or receivable by our Company’s Directors and Supervisors(1)(2):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses(3)	Share-based payments	Retirement scheme contributions	Total
	RMB thousands
2019
Executive Directors
Ke Ruiwen	—	221	648	—	113	982
Chen Zhongyue	—	199	603	—	111	913
Liu Guiqing(4)	—	66	399	—	43	508
Zhu Min	—	197	458	—	106	761
Wang Guoquan(5)	—	66	98	—	41	205
Yang Jie(6)	—	37	399	—	32	468
Gao Tongqing(7)	—	199	603	—	112	914

Non-Executive Director
Chen Shengguang	—	—	—	—	—	—

Independent Non-Executive Directors(2)
Tse Hau Yin, Aloysius	487	—	—	—	—	487
Xu Erming	250	—	—	—	—	250
Wang Hsuehming	266	—	—	—	—	266
Yeung Chi Wai, Jason	266	—	—	—	—	266

Supervisors
Sui Yixun	—	265	494	—	107	866
Zhang Jianbin	—	253	494	—	107	854
Yang Jianqing	—	309	458	—	111	878
Xu Shiguang	—	145	356	—	84	585
Ye Zhong	—	—	—	—	—	—

Total	1,269	1,957	5,010	—	967	9,203

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
(3)

The discretionary bonuses of the Executive Directors and Supervisors were determined based on the performance of the Company and its subsidiaries for the year. In addition, according to the respective provision of the SASAC, certain Directors were also entitled to deferred bonuses in relation to the period from 2016 to 2018. The deferred bonuses paid to Mr. Ke Ruiwen, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Yang Jie and Mr. Gao Tongqing in the current year were RMB583 thousand, RMB578 thousand, RMB206 thousand, RMB111 thousand RMB642 thousand and RMB578 thousand, respectively.

(4)	Mr. Liu Guiqing was appointed as an Executive Director of the Company on August 19, 2019.
(5)	Mr. Wang Guoquan was appointed as an Executive Director of the Company on August 19, 2019.
(6)	Mr. Yang Jie resigned as an Executive Director of the Company on March 4, 2019.
(7)	Mr. Gao Tongqing resigned as an Executive Director of the Company on January 17, 2020.

Discretionary Bonuses for Executive Directors

Compensation of our Executive Directors is determined pursuant to our director compensation plans thereof approved and adopted by the Board and the Remuneration Committee. Under the director compensation plan, Executive Directors receive discretionary bonuses subject to achievement of certain performance targets. The amounts of discretionary bonuses are reviewed and determined annually, with reference to certain financial indicators of the preceding year. Independent Non-Executive Directors and Non-Executive Directors do not receive any discretionary bonus.

Discretionary Bonuses for Employee Supervisors

Certain of our Supervisors are also our employees. Mr. Ye Zhong is a non-employee Supervisor. Such employee supervisors are entitled to receiving discretionary bonuses under our compensation policies that are generally applicable to all employees. The amounts of such discretionary bonuses are determined with reference to the performance of the department in which an employee serves as well as his or her individual performance. The amounts of discretionary bonuses are reviewed and determined annually, based on the review of performance in the preceding year. Non-employee supervisors do not receive any discretionary bonus from our Company.

Share Appreciation Rights

We implemented a plan of share appreciation rights for members of our management in order to provide incentives for these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of our Company’s H shares at the date of exercise based on the applicable exchange rate between Renminbi and Hong Kong dollar at the date of the exercise. We recognize compensation expense of the share appreciation rights over the applicable vesting period.

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

During the years ended December 31, 2019 and 2018, no share appreciation right units were exercised. For the year ended December 31, 2019, compensation expense of RMB136 million was recognized by us in respect of share appreciation rights. For the year ended December 31, 2018, compensation expense of RMB30 million was recognized by us in respect of share appreciation rights. As of December 31, 2019, the carrying amount of the liability arising from share appreciation rights was RMB166 million. As of December 31, 2018, the carrying amount of the liability arising from share appreciation rights was RMB30 million.

C.	Board Practices

General

Pursuant to our Articles of Association, our Directors must be elected by our shareholders at a general meeting. Our Directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 23, 2017, election of members of the Board were conducted and this election generated the sixth session of the Board consisting of eleven Directors with six Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors. The term of office for the sixth session of the Board lasts for three years, starting from May 23, 2017 until the date of the 2019 AGM, upon which the seventh session of the Board will be elected. The Board has proposed to re-elect the current Directors, Mr. Ke Ruiwen, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan and Mr. Chen Shengguang as Directors of the seventh session of the Board; and to re-elect Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason as Independent Directors of the seventh session of the Board. Meanwhile, the Board will also propose to seek the approval of the shareholders of the Company to elect Mr. Li Zhengmao, the President and Chief Operating Officer of the Company and Mr. Shao Guanglu, respectively as Executive Directors of the seventh session of the Board at the 2019 AGM. We determine the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time. None of the service contracts with our Directors provide benefits to them upon termination.

On March 4, 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On August 19, 2019, Mr. Liu Guiqing and Mr. Wang Guoquan, Executive Vice Presidents of the Company, were appointed as Executive Directors of the Company. On January 17, 2020, Mr. Gao Tongqing resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement. Our Board currently consists of ten Directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

The Board holds at least four meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2019, the Board played a pivotal role in the Company’s operation, supervision, internal control, risk management and other significant decisions and corporate governance. Specifically, the Board reviewed matters including, but not limited to, certain financial services framework agreements entered into between China Telecom Finance and the Company, China Telecommunications Corporation and CCS, respectively, the continuing connected transactions contemplated thereunder and the applicable annual caps thereto, the Company’s annual and interim financial statements, quarterly financial results, risk management and internal control implementation and assessment report, annual proposal for profit distribution, review of the structure and operations of the Board, two rounds of amendments to the Articles of Association, approval of authorization granted to the Company to issue debentures, proposal for Directors and senior management liabilities insurance, change of the principal place of business in Hong Kong, the implementation of continuing connected transactions, changes of Board members and senior management, remuneration proposal for the newly appointed Directors, re-appointment and remuneration of auditors, the 5G Cooperation Agreement with CUCL, and the progress report on the preparation of the Environmental, Social and Governance Report. During the year, the Company convened four Board meetings and completed various written resolutions. In 2019, the Chairman held a meeting to communicate with Independent Non-Executive Directors (without the presence of other Directors) to ensure their opinions can be fully expressed, further facilitating the exchange of different views on the Board.

Audit Committee

The Audit Committee was established in 2002. It currently consists of four members, Mr. Tse Hau Yin, Aloysius (as the Chairman), Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, all of whom are Independent Non-executive Directors. The Audit Committee is accountable to the Board and reports to it periodically. The Committee meets at least twice each year. The Charter of the Audit Committee was approved by our Board in March 2005 and amended in March 2009, in December 2011, in March 2015 and in December 2018, respectively, pursuant to which the principal responsibilities of our Audit Committee include supervision of our Company to ensure authenticity and completeness of our financial statements and effectiveness and completeness of the internal control and risk management system. The Audit Committee also supervises our internal audit department, and is responsible for the review and supervision of the qualifications, independence, selection and appointment of external independent auditors, and approval of services provided by the external independent auditors. In addition, the Audit Committee is responsible for ensuring that the management performs its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting functions of the Company together with the adequacy of the staff’s training programs and related budget. The Audit Committee has established a mechanism for receiving and handling complaints or anonymous reports in respect of our accounting, internal control and audit matters.

In 2019, the Audit Committee held five meetings and passed two written resolutions, in which it reviewed matters including but not limited to, certain financial services framework agreements entered into between China Telecom Finance and the Company, China Telecommunications Corporation and CCS, respectively, the continuing connected transactions contemplated thereunder and the applicable annual caps thereto, the Company’s annual and interim financial statements and quarterly financial results, assessment of the qualifications, independence, performance, appointment and remuneration of the external auditors, effectiveness of risk management and internal control systems, internal audit, implementation of continuing connected transactions, review of the operations in 2018 and the Charter of the Audit Committee, and the progress report on the preparation of the Environmental, Social and Governance Report. The Audit Committee reviewed the annual auditor’s report, interim review report and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regard to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee regularly received quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

Remuneration Committee

The Remuneration Committee was established in 2003, and currently consists of three members, Mr. Xu Erming (as the Chairman), Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming, all of whom are Independent Non-Executive Directors. The Remuneration Committee is accountable to the Board and reports to it on its work periodically. The Remuneration Committee meets when necessary. The Charter of the Remuneration Committee was approved by our Board in March 2005 and amended in December 2011 and in December 2018, pursuant to which the Remuneration Committee’s principal responsibilities include making recommendations to the Board on our overall remuneration policies and structure relating to compensation of Directors and senior management and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment).

The Remuneration Committee held one meeting in 2019, in which it reviewed and discussed the remuneration proposals for the newly appointed Directors.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of three members, Madam Wang Hsuehming (as the Chairlady), Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the Board on its work. The Nomination Committee meets at least once a year. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity of the Board on a regular basis; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors ; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; assessing the independence of the Independent Non-Executive Directors; and making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors (especially Chairman and Chief Executive Officer).

The Nomination Committee held one meeting and passed three written resolutions in 2019, where it performed a review of the structure and operations of the Board and the proposed candidates for Chairman and Chief Executive Officer, Directors and other related matters.

Independent Board Committee

The Independent Board Committee consists of four Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain connected transactions on a case by case basis pursuant to the Listing Rules.

The Independent Board Committee held one meeting in 2019, where it reviewed matters related to the deposit services and the proposed annual caps applicable thereto contemplated under the financial services framework agreement entered into between the Company and China Telecom Finance on February 1, 2019 and gave the relevant confirmation as well as submitted voting recommendations on these matters to the independent shareholders.

D.	Employees

General

As of December 31, 2019, we had 281,215 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017		2018		2019
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	44,289	15.6%	45,045	16.0%	46,521	16.5%
Sales and marketing	141,261	49.7%	138,001	49.2%	135,797	48.3%
Operations and maintenance	89,047	31.3%	87,512	31.2%	87,943	31.3%
Research and development	9,609	3.4%	10,189	3.6%	10,954	3.9%

Total	284,206	100.0%	280,747	100.0%	281,215	100.0%

The primary components of an employee’s remuneration include basic salary, a performance based bonus and compensation based on length of service. In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any material labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E.	Share Ownership

As of December 31, 2019, none of our Directors, Supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 23, 2020 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	Citigroup Inc.	1,692,521,195	long position	12.19%	2.09%
		12,902,000	short position	0.09%	0.01%
		1,657,809,503	lending pool	11.94%	2.04%
H shares	BlackRock, Inc.	1,388,444,490	long position	10.01%	1.71%
H shares	GIC Private Limited	1,249,043,475	long position	9.00%	1.54%
H shares	The Bank of New York Mellon Corporation	1,015,298,374	long position	7.32%	1.25%
		555,577,300	short position	4.00%	0.68%
		421,309,827	lending pool	3.04%	0.52%
H shares	JPMorgan Chase & Co.	966,586,391	long position	6.96%	1.19%
		122,458,167	short position	0.88%	0.15%
		677,081,480	lending pool	4.87%	0.83%

(1)	The percentage figures above have been rounded down to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a state-owned enterprise. Guangdong Rising Assets Management Co., Ltd., located at 17 Pearl River West Road, Pearl River New Town, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned by the provincial governments in Guangdong Province. Citigroup Inc. is located at 388 Greenwich Street, New York, 10013, USA. BlackRock, Inc. is located at 1209 Orange Street, Wilmington, DE 19801 United States. GIC Private Limited is located at 168 Robinson Road, Capital Tower #37-01, Singapore 068912. The Bank of New York Mellon Corporation is located at Corporate Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801 USA. JPMorgan Chase & Co. is located at 383 Madison Ave., New York 10179, United States.

Based solely on information contained in an Amendment No. 13 to Schedule 13G, or the FRI Schedule 13G/A, jointly filed with the SEC, on February 6, 2020 by Franklin Resources, Inc., or FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited, 1,429,370,572 shares of our Company, or the FRI Shares, representing approximately 10.3% of the total number of our H shares outstanding as of December 31, 2019, were beneficially owned by investment companies or other managed accounts that were investment management clients of investment managers that were direct or indirect subsidiaries of FRI. These subsidiaries of FRI were generally granted all investment and/or voting power over the FRI Shares owned and, as a result, may be deemed to be the beneficial owners of the FRI Shares for the purposes of Rule 13d-3 of the Exchange Act. Each of Charles B. Johnson and Rupert H. Johnson, Jr. owned in excess of 10% of the outstanding common stock of FRI and was a principal shareholder of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. could be deemed a beneficial owner of securities held by persons and entities for whom or for which the subsidiaries of FRI provided investment management services. However, each of FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited disclaims beneficial ownership of any of the FRI Shares. The principal place of business of each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr., is One Franklin Parkway, San Mateo, CA 94403-1906, U.S.A. The principal place of business of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas. The above disclosure is based solely on the information contained in the FRI Schedule 13G/A. For the numbers of our H shares that each of the subsidiaries of FRI has sole power to vote or to direct the voting of, or sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, and other details of the FRI Schedule 13G/A, please see the Schedule 13G/A jointly filed with the SEC by FRI, Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited on February 6, 2020.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

The details of the related party arrangements are described below.

Ongoing Related Party Transactions between Us and China Telecom Group and its affiliated companies

The following table sets out the amounts of ongoing related party transactions between our Company and China Telecom Group (as defined as China Telecom Group and its subsidiaries other than our Company under this section) for the year ended December 31, 2019:

Transactions	Transaction Amounts
(RMB millions)
Net transaction amount of centralized services	133
Net expenses for interconnection settlement	86
Property lease income	57
Property lease related expenses	577
Addition to right-of-use assets	284
Interest expense on lease liabilities	11
Provision of IT services by China Telecom Group	2,175
Provision of IT services to China Telecom Group	464
Provision of supplies procurement services by China Telecom Group	3,538
Provision of supplies procurement services to China Telecom Group	1,444
Provision of engineering services by China Telecom Group	14,014
Provision of community services by China Telecom Group	3,464
Provision of ancillary telecommunications services by China Telecom Group	18,571
Provision of Internet applications channel services to China Telecom Group	108
Interest on loans from China Telecom Group	1,485
Others*	189
Net deposit by China Telecom Group with China Telecom Finance	4,098
Interest expense on the deposit by China Telecom Group with China Telecom Finance	7

*	Represent usage of CDMA network facilities, usage of inter-provincial transmission optic fibers, and usage of land use rights from China Telecom Group.

Centralized Services Agreement

Pursuant to the centralized services agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralized Services Agreement”), centralized services include centralized business management and operational services provided by the Company to China Telecommunications Corporation in relation to key corporate customers, its network management center and business support center. Centralized services also include the provision of certain premises by China Telecommunications Corporation to the Company and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Company. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilization fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilization fee each year. The utilization fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

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

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment installation. The rental charges under the Property Leasing Framework Agreement shall be determined according to comparable market rates. Market rates shall mean the rental charges at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the rental charges for any property under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every three years.

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

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Company and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

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

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Company with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided in accordance with the following pricing terms:

(1) market prices, which shall mean the prices at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2) where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Company. When determining the relevant “reasonable profit margin” for any transaction under the agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

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

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB1 million or engineering construction projects with a value of over RMB4 million shall be determined by the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Company shall solicit at least three tenderers for the tender process.

In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations during the term of the agreement, both parties agreed to apply such amended rules and regulations and no amendment to the supplemental agreement is required. The Company does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as those offered by other tenderers, the Company may award the tender to China Telecommunications Corporation and/or its associates.

On August 20, 2018, the Company and China Telecommunications Corporation have entered into a supplemental agreement and renewed the Engineering Framework Agreement on the same terms for a further term of three years from January 1, 2019 to December 31, 2021, excepting the pricing terms updates. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

Optic Fiber Leasing Agreement

The Company leases from China Telecom Group the inter-provincial transmission optic fibers in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, which the Company’s telecommunications services are dependent upon, under the Optic Fiber Leasing Agreement dated September 10, 2002 and the related supplemental agreements (collectively, the “Optic Fiber Leasing Agreement”). The rent payable by the Company to China Telecom Group to lease the relevant parts of the inter-provincial transmission optic fibers will be based on negotiations between the parties with reference to the market price. Market rates shall mean the rental charge at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business and on normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. In addition, The Company agreed to be responsible for the maintenance of these optic fibers within those service regions.

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

Transactions between China Telecom Finance and the Parent Group and the CCS Group Respectively

On February 1, 2019, China Telecom Finance entered into the financial services framework agreement with China Telecommunications Corporation and CCS, respectively, pursuant to such agreements China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to (i) China Telecommunications Corporation, its associates and its commonly held entity held with our Company, excluding our Company and the CCS Group (“Parent Group”), and (ii) CCS and its subsidiaries (“CCS Group”).

China Telecommunications Corporation Financial Services Framework Agreement Entered into between China Telecom Finance and China Telecommunications Corporation

On February 1, 2019, China Telecom Finance and China Telecommunications Corporation entered into a financial services framework agreement (the “China Telecommunications Corporation Financial Services Framework Agreement”), pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Parent Group. The pricing policy under the China Telecommunications Corporation Financial Services Framework Agreement is set out below:

(i) Deposit Services

The deposit interest rates offered by China Telecom Finance to the Parent Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Parent Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Parent Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii) Loan Services

The loan interest rates offered by China Telecom Finance to the Parent Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the Parent Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the Parent Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units.

The above loan services provided by China Telecom Finance to the Parent Group do not require the Parent Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii) Other Financial Services

China Telecom Finance provides other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement.

The fees charged for other financial services provided by China Telecom Finance to the Parent Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or China Banking and Insurance Regulatory Commission (including its designated institution) (“CBIRC”) (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Parent Group. Under the same conditions, the fees standard charged to the Parent Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecommunications Corporation Financial Services Framework Agreement, under the same conditions, the Parent Group should, in principle, choose the services provided by China Telecom Finance. If the Parent Group considers it is appropriate and beneficial to the Parent Group, the Parent Group has the discretion to engage one or more major cooperative commercial banks of the Parent Group as its financial services providers.

The China Telecommunications Corporation Financial Services Framework Agreement became effective from February 1, 2019 and will expire on December 31, 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement.

CCS Financial Services Framework Agreement Entered into between China Telecom Finance and CCS

On February 1, 2019, China Telecom Finance and CCS entered into a financial services framework agreement (the “CCS Financial Services Framework Agreement”), pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the CCS Group. The pricing policy under the CCS Financial Services Framework Agreement is set out below:

(i) Deposit Services

The deposit interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii) Loan Services

The loan interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units. The above loan services provided by China Telecom Finance to the CCS Group do not require the CCS Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii) Other Financial Services

China Telecom Finance provides other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the CCS Group under the CCS Financial Services Framework Agreement.

The fees charged for other financial services provided by China Telecom Finance to the CCS Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the CCS Group. Under the same conditions, the fees standard charged to the CCS Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the CCS Financial Services Framework Agreement, provided that it is in compliance with the terms and conditions of the CCS Financial Services Framework Agreement, China Telecom Finance was appointed as one of the financial institutions providing financial services to the CCS Group. Prior to the signing of any specific agreement with China Telecom Finance in respect of respective transactions under the CCS Financial Services Framework Agreement, the CCS Group will compare the interest rates and terms or fees charged and other relevant transactions terms offered by China Telecom Finance with those interest rates and terms of the same type of deposit or loan services for the same period or fees charged and other relevant transaction terms for the same type of financial services offered by the major cooperative commercial banks of the CCS Group. Only when the interest rates and terms or fees charged or other relevant transactions terms offered by China Telecom Finance are equivalent to or better than those interest rates and terms offered or fees charged or other relevant transactions terms (e.g. transaction approval terms, procedures or time limit, etc) offered by the major cooperative commercial banks of the CCS Group, the CCS Group has the discretion to enter into the transactions with China Telecom Finance. Under the circumstances which the CCS Group considers appropriate, the CCS Group may engage additional or other financial institutions other than China Telecom Finance to provide financial services.

The CCS Financial Services Framework Agreement became effective from February 1, 2019 and will expire on December 31, 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement.

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

Disposal of E-store to Besttone Holding

See “Item 4. Information on the Company—A. History and Development of the Company—Disposal of E-store and Establishment of Tianyi Capital”.

Establishment of China Telecom Finance

See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of China Telecom Group Finance Co., Ltd.”.

Our Borrowings from China Telecom Group

We from time to time borrow short term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2019, the aggregate outstanding principal amount of such loans was RMB6,621 million, which bear interest at fixed rate of 3.5% per annum. On December 25, 2017, we obtained long-term unsecured loans from China Telecom Group to meet our long-term funding needs. As of December 31, 2019, the aggregate outstanding principal amount of such loans was RMB23,300 million, which bear interest at fixed rate of 3.8% per annum and are payable within one to three years. See Note 18 to our audited financial statements included elsewhere in this report for details.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 29, 2019, a final dividend of RMB8,891 million (RMB0.109851 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2018 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 24, 2020, a final dividend of approximately RMB9,126 million (RMB0.112764 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2019 was proposed for shareholders’ approval at the 2019 AGM.

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

Our Board is responsible for formulating the dividend distribution plan and will execute the relevant approval procedures in accordance with relevant laws, rules, regulations and Articles of Association of the Company before proceeding with the distribution. In the future, we will strive for improvement on profitability and at the same time continue to deliver favorable dividend return for the shareholders. Our Board will declare dividends, if any, with respect to our H shares and domestic shares on a per share basis and will pay such dividends in Hong Kong dollars and in Renminbi respectively. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per share basis in all dividends and other distributions declared by our Company.

The Bank of New York Mellon, as depositary, will convert the Hong Kong dollar dividend payment and distribute it to holders of ADSs in U.S. dollars, less related fees and expenses and any withholding tax.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs were listed and commenced trading on the NYSE on November 14, 2002 under the symbol “CHA”. Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on November 15, 2002 under the symbol “728”. Prior to these listings, there was no public market for our equity securities. The NYSE and the Hong Kong Stock Exchange are the principal host markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2019 and April 23, 2020, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2019 and April 23, 2020, there were, respectively, 34 and 33 registered holders of American depositary receipts evidencing 5,080,159 and 5,554,344 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

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

Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the Board at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the Board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his or her associate (as defined in the Listing Rules) is interested.

Unless the interested director discloses his or her interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board of directors at a meeting in which the director neither votes nor is counted in the quorum, such contract, transaction or arrangement may be revoked by us except with respect to a bona fide party thereto who does not have notice of the breach of duty by the interested director.

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

Pursuant to the Reply of the State Council on the Adjustment of the Notice Period of the General Meeting and Other Matters Applicable to the Overseas Listed Companies (Guo Han [2019] No. 97) (《国务院关于调整适用在境外上市公司召开股东大会通知期限等事项规定的批覆》(国函〔2019〕97号)) to amend the requirements with respect to notice period, shareholders’ proposal rights and convening procedures for general meetings applicable to joint stock companies incorporated in the People’s Republic of China and listed overseas, the Board proposes to amend the relevant provisions of the Articles of Association regarding the procedures convening general meetings accordingly. We filed a Form 6-K with the SEC on March 25, 2020 in relation to the proposed amendments.

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

Decrease in Share Capital and Repurchase

We may reduce our registered share capital only upon obtaining the approval of at least two-thirds of our shareholders and, in certain circumstances, of relevant PRC authorities. The number of H shares that may be repurchased is subject to the Takeovers Code.

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

As of the date of this annual report, China Telecom Group, a state-owned enterprise, is our only controlling shareholder.

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

Sources of Shareholders’ Rights

Currently, the primary sources of shareholders’ rights are our Articles of Association, the PRC Company Law and the Listing Rules that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. Our Articles of Association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994, pursuant to the requirement of the China Securities Regulatory Commission. Any amendment to those provisions will only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission. The Listing Rules of the Hong Kong Stock Exchange require a number of additional provisions to the Mandatory Provisions to be included in our Articles of Association.

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

In addition, for so long as our H shares are listed on the Hong Kong Stock Exchange, we will be subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including, among other things, the Listing Rules, the Securities and Futures Ordinance and the Takeovers Code.

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

Restrictions on Transferability and the Share Register

Under our Articles of Association, in order for any PRC shareholder to sell its domestic shares to persons outside the PRC who will receive H shares upon the sale, such sales must be approved by two-thirds of our domestic shareholders and H shareholders at duly convened meetings of domestic shareholders and H shareholders held separately and at a duly convened joint meeting of domestic shareholders and H shareholders. Such sales are also subject to approval by the SASAC, the China Securities Regulatory Commission and other relevant governmental authorities.

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

In addition, we entered into the 5G Cooperation Agreement with CUCL in relation to the co-building and co-sharing of 5G network on September 9, 2019. See “Item 4. Information on the Company—B. Business Overview—Network System—Co-building and co-sharing of 5G network with China Unicom”.

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

United States

Material United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This discussion address only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the PRC-US Treaty. These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the H shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold the H shares or ADSs as a partner in a partnership you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in the H shares or ADSs.

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

The tax treatment of your H shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “-PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, we are eligible for the benefits of the PRC-US Treaty. We believe that we are currently eligible for the benefits of the PRC-US Treaty and we therefore expect that dividends on the shares and ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the PRC-US Treaty. Furthermore, even if we are not eligible for the benefits of the PRC-US Treaty in a taxable year, dividends on the ADSs will nevertheless be treated as qualified dividend income if the ADSs are readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, and we therefore expect that dividends on the ADSs will be treated as qualified dividend income irrespective of whether we eligible for the benefits of the PRC-US Treaty.

You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law or under the PRC-US Treaty, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

However, under the PRC-US Treaty, if PRC tax were to be imposed on any gain from the disposition of your H shares or ADSs (as discussed above in “People’s Republic of China—Taxation of Capital Gains”) in accordance with the PRC-US Treaty, then such gain will generally be treated as PRC source income. If you are an Eligible U.S. Holder (as defined above), subject to certain limitations, any such PRC tax will be creditable against your United States federal income tax liability. U.S. holders should consult their tax advisors regarding the tax consequences if a PRC tax were to be imposed on a disposition of H shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Hong Kong Stamp Duty

Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but would generally increase your basis in your H Shares or ADSs (in the case of stamp duty paid in respect of a purchase) or reduce your amount realized (in the case of stamp duty paid in respect of a sale).

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2019 and 2018, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2019:

	Expected Maturity
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	3,055	—	—	—	—	—	3,055	3,055
Japanese yen	27	—	—	—	—	—	27	27
Euro	75	—	—	—	—	—	75	75
Hong Kong dollars	327	—	—	—	—	—	327	327
Other currencies	1,092	—	—	—	—	—	1,092	1,092
Short-term bank deposits
United States dollars	2,724	—	—	—	—	—	2,724	2,724
Liabilities:
Debts in United States dollars
Fixed rate	48	37	24	20	18	141	288	235
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	11	62	173	157
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

As of December 31, 2018:

	Expected Maturity
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	4,909	—	—	—	—	—	4,909	4,909
Japanese yen	20	—	—	—	—	—	20	20
Euro	76	—	—	—	—	—	76	76
Hong Kong dollars	251	—	—	—	—	—	251	251
Other currencies	751	—	—	—	—	—	751	751
Short-term bank deposits		—	—	—	—	—
United States dollars	69	—	—	—	—	—	69	69
Liabilities:
Debts in United States dollars
Fixed rate	52	47	36	22	22	157	336	272
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	25	74	199	176
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2018 and 2019, our debt consisted of fixed and variable rate debt obligations with maturities from 2019 to 2048 and from 2020 to 2036, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2019 and 2018, respectively.

As of December 31, 2019:

	Expected Maturity
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	33,393	1,016	25,983	920	911	2,833	65,056	64,410
Average interest rate	2.8%	2.8%	2.8%	1.2%	1.2%	1.2%
Variable rate	13,505	—	—	—	—	—	13,505	13,505
Average interest rate(1)	3.8%	—	—	—	—	—
Debts in United States dollars
Fixed rate	48	37	24	20	18	141	288	235
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	11	62	173	157
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2019.

As of December 31, 2018:

	Expected Maturity
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	50,409	18,019	968	20,945	876	3,586	94,803	93,867
Average interest rate	3.3%	3.3%	3.3%	3.3%	1.2%	1.2%
Variable rate	190	—	—	—	—	—	190	190
Average interest rate(1)	4.2%	—	—	—	—	—
Debts in United States dollars
Fixed rate	52	47	36	22	22	157	336	272
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	25	74	199	176
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2018.

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 25, 2019 to April 23, 2020, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$68,000 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$132,266.01 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2019.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

As of December 31, 2019, our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of China Telecom Corporation Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Telecom Corporation Limited and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company, and our report dated March 24, 2020, expressed an unqualified opinion on those consolidated financial statements, and included explanatory paragraphs regarding the Company’s change in its method of accounting for revenues from contracts with customers and its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 15, “Revenue from Contracts with Customers” and the related Amendments and International Financial Reporting Standard 9, “Financial Instruments”, respectively, and the Company’s change in its method of accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, “Leases”.

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

March 24, 2020

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2019, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice Presidents, controllers and other senior officers of our Company. We have filed this code of ethics as an exhibit to our annual report for the fiscal year ended December 31, 2003 and we hereby incorporate that exhibit into this annual report. The text of this code of ethics is also posted on our Internet website at http://www.chinatelecom-h.com/en/cg/pdf/gaoguan.pdf.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2018 and 2019:

	Audit Fees (including VAT)	Audit-Related Fees		Tax Fees		Other Fees
2018	RMB76.80 million	RMB0.72 million		RMB0.96 million		RMB1.73 million
2019	RMB81.46 million	RMB0.70 million	(1)	RMB1.70 million	(2)	RMB0.82 million	(3)

(1)

Audit-related fees in the amount of RMB0.70 million were primarily paid for the advisory services provided to us regarding our internal control and the assurance service provided to us regarding our environmental, social and governance report.

(2)	Tax fees in the amount of RMB1.70 million were primarily paid for profit tax filing assistance services.
(3)	Other fees in the amount of RMB0.82 million were primarily paid for other operating advisory services.

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

Section 303A.03 of the Listed Company Manual of the NYSE provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company on the Hong Kong Stock Exchange, the Company is subject to the requirement under the Listing Rules that the chairman of the board should hold meetings at least annually with the independent non-executive directors without the presence of other directors. It has been our practice that our Chairman holds a meeting to communicate with Independent Non-Executive Directors without the presence of other Directors at least annually to ensure the views and opinions of Independent Non-Executive Directors are expressed. In addition, when a Board meeting considers a matter in which a substantial shareholder or a Director has a conflict of interest, the Independent Directors with no material interest in such matter must be present.

Section 303A.04 of the Listed Company Manual of the NYSE provides that a listed company must have a nominating/corporate governance committee that consists entirely of independent directors and the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which shall include, among others, the development and recommendation of corporate governance guidelines to the board of directors, and an annual performance evaluation of the committee. The Listing Rules also contain a code provision that the listed companies should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and consists of a majority of independent non-executive directors. The Company’s Nomination Committee was established in 2005 with a written charter that specifies its duties and authorities. In addition, our Board is in charge of developing our corporate governance guidelines.

Section 303A.05 of the Listed Company Manual of the NYSE provides that a listed company must have a compensation committee that consists entirely of independent directors and the compensation committee must have a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the compensation committee. The Listing Rules require that the listed companies should establish a remuneration committee which is chaired by an independent non-executive director and consists of a majority of independent non-executive directors. The Company’s Remuneration Committee has a written charter that specifies its duties and authorities.

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

Section 303A.10 of the Listed Company Manual of the NYSE provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required to adopt any similar code under the applicable PRC laws or the Listing Rules, the Company, as required under the Sarbanes-Oxley Act, has adopted a code of ethics that is applicable to the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice Presidents, general managers, controller and other senior officers of the Company. We also adopted a code of ethics for our employees.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)(P)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)(P)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation).(7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2004, between the Registrant and China Telecommunications Corporation (English summary).(8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary).(9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

Exhibits	Description

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

Exhibits	Description

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

Exhibits	Description

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited (17)

4.59	Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, dated October 14, 2015, among the Registrant, the Tower Company, CUCL, CMCL, CRHC and other parties thereto (English translation) (18)

4.60	Share Subscription Agreement, dated January 29, 2016, between the Registrant and the Tower Company (English translation) (18)

4.61	Supplemental Agreement to the Centralized Services Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.62	Supplemental Agreement to the Interconnection Settlement Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.63	Supplemental Agreement to the Property Leasing Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.64	Supplemental Agreement to the IT Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.65	Supplemental Agreement to the Community Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.66	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.67	Supplemental Agreement to the Engineering Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.68	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.69	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.70	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.71	Lease Agreement, dated July 8, 2016, between the Registrant and the Tower Company (English translation) (19)

4.72	Supplemental Lease Agreement, dated February 1, 2018, between the Registrant and the Tower Company (English translation)(20)

4.73	Supplemental Agreement to the Centralized Services Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.74	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

Exhibits	Description

4.75	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.76	Supplemental Agreement to the IT Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.77	Supplemental Agreement to the Community Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.78	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.79	Supplemental Agreement to the Engineering Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.80	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.81	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.82	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.83	Supplemental Agreement to the Trademark License Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.84	China Telecommunications Corporation Financial Services Framework Agreement, dated February 1, 2019, between China Telecommunications Corporation and China Telecom Group Finance Co., Ltd. (English summary) (21)

4.85	China Telecom Financial Services Framework Agreement, dated February 1, 2019, between the Registrant and China Telecom Group Finance Co., Ltd. (English summary) (21)

4.86	CCS Financial Services Framework Agreement, dated February 1, 2019, between China Communications Services Corporation Limited and China Telecom Group Finance Co., Ltd. (English summary) (21)

4.87	5G Network Co-Build and Co-Share Framework Cooperation Agreement, dated September 9, 2019, between the Registrant and China United Network Communications Corporation Limited (English translation)

8.1	List of Significant Subsidiaries of the Registrant

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)

Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004

(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.
(17)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-31517), filed with the Securities and Exchange Commission.
(18)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31517), filed with the Securities and Exchange Commission.
(19)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-31517), filed with the Securities and Exchange Commission.
(20)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-31517), filed with the Securities and Exchange Commission.
(21)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-31517), filed with the Securities and Exchange Commission.
(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Ke Ruiwen
Name:	Ke Ruiwen
Title:	Executive Director, Chairman and Chief Executive Officer

Date: April 28, 2020

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of China Telecom Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Accounting Policies

As discussed in Note 3(l) and 3(j) to the consolidated financial statements, the Company changed its method of accounting for revenues from contracts with customers and its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 15, “Revenue from Contracts with Customers” and the related Amendments and International Financial Reporting Standard 9, “Financial Instruments”, respectively.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to adoption of International Financial Reporting Standard 16, “Leases”.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and Board of Directors of China Telecom Corporation Limited:

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition—Refer to Notes 3(l) and 26 to the consolidated financial statements

Critical Audit Matter Description

Revenues from the provision of telecommunications services are, in general, recognized as performance obligations are satisfied. Fees for telecommunications packages are recognized for each service type in the packages. The data records are captured and the revenue transactions are recorded by the IT billing systems.

We identified revenue recognition as a critical audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the IT billing systems given the complexity of the systems and the large volumes of data processed by the systems. This required an increased extent of effort, including the need for us to involve our IT specialists, to identify, test, and evaluate the Company’s systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures in relation to revenue recognition included the following, among others:

•	With the assistance of our IT specialist, we tested below:

-	the IT environment in which the billing systems reside, including interface controls between different IT applications.

-	the key controls over the calculation of the amounts billed to customers and the capturing and recording of the revenue transactions.

-	the key controls over the authorization of the rate changes and the input of such rates to the billing systems.

-	the end-to-end reconciliations from data records to the billing systems and to the general ledger.

-	the material journals processed between the billing systems and the general ledger, on a sample basis.

-	the accuracy of customer bill calculations and the respective revenue transactions recorded, on a sample basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and Board of Directors of China Telecom Corporation Limited:

Critical Audit Matters (continued)

Impairment of goodwill and long-lived assets—Refer to Notes 3(h), 12 and 42 to the consolidated financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill and long-lived assets for impairment involves the comparison of the recoverable amount of the cash-generating unit, which is the greater of its value in use and fair value less costs of disposal, to its carrying value. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

We identified the impairment of goodwill and long-lived assets as a critical audit matter because the impairment assessment of goodwill and long-lived assets requires the management to exercise significant judgments. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the estimation of level of revenue, amount of operating costs and applicable discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures in relation to the impairment of goodwill and long-lived assets included, among others:

•

We tested the effectiveness of controls over management’s impairment assessment of goodwill and long-lived assets, such as controls related to management’s selection of the discount rate and key inputs to the projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating costs.

•

With the assistance of our valuation specialists, we assessed the discount rate and assumptions used by the management in the value in use model and compared the discount rate used by the management to externally derived data and our own assessments of key inputs used in deriving the discount rate.

•

With the assistance of our valuation specialists, we compared the key inputs to the projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating costs, with corresponding historical data to evaluate the reasonableness of the management’s projections.

•	We assessed and challenged the significant judgments and estimates used in the management’s impairment assessment and evaluated the sensitivity analysis performed by the management.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 24, 2020

We have served as the Company’s auditor since 2013.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in millions)

	Notes	December 31, 2018	December 31, 2019
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	4	16,666	20,791
Short-term bank deposits		6,814	3,628
Accounts receivable, net	5	20,475	21,489
Contract assets	6	478	474
Inventories	7	4,832	2,880
Prepayments and other current assets	8	23,619	22,219
Financial assets at fair value through profit or loss		—	39
Income tax recoverable		121	1,662

Total current assets		73,005	73,182
Non-current assets
Property, plant and equipment, net	9	407,795	410,008
Construction in progress	10	66,644	59,206
Right-of-use assets	11	—	61,549
Lease prepayments		21,568	—
Goodwill	12	29,922	29,923
Intangible assets	13	14,161	16,349
Interests in associates	14	38,051	39,192
Equity instruments at fair value through other comprehensive income	15	852	1,458
Deferred tax assets	16	6,544	7,577
Other assets	17	4,840	4,687

Total non-current assets		590,377	629,949

Total assets		663,382	703,131

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	18	49,537	42,527
Current portion of long-term debt	18	1,139	4,444
Accounts payable	19	107,887	102,616
Accrued expenses and other payables	20	43,497	48,516
Contract liabilities	21	55,783	54,388
Income tax payable		601	243
Current portion of finance lease obligations/lease liabilities	22	101	11,569
Current portion of deferred revenues	23	375	358

Total current liabilities		258,920	264,661
Non-current liabilities
Long-term debt	18	44,852	32,051
Finance lease obligations/lease liabilities	22	115	30,577
Deferred revenues	23	1,454	1,097
Deferred tax liabilities	16	13,138	19,078
Other non-current liabilities		804	627

Total non-current liabilities		60,363	83,430

Total liabilities		319,283	348,091
Equity
Share capital	24	80,932	80,932
Reserves	25	262,137	271,578

Total equity attributable to equity holders of the Company		343,069	352,510
Non-controlling interests		1,030	2,530

Total equity		344,099	355,040

Total liabilities and equity		663,382	703,131

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in millions, except per share data)

		Year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB
Operating revenues	26	366,229	377,124	375,734

Operating expenses
Depreciation and amortization		(74,951)	(75,493)	(88,145)
Network operations and support	27	(103,969)	(116,062)	(109,799)
Selling, general and administrative		(58,434)	(59,422)	(57,361)
Personnel expenses	28	(56,043)	(59,736)	(63,567)
Other operating expenses	29	(45,612)	(37,697)	(27,792)

Total operating expenses		(339,009)	(348,410)	(346,664)

Operating income		27,220	28,714	29,070

Net finance costs	30	(3,291)	(2,708)	(3,639)

Investment income		147	38	30

Income from investments in associates		877	2,104	1,573

Earnings before income tax		24,953	28,148	27,034

Income tax	31	(6,192)	(6,810)	(6,322)

Profit for the year		18,761	21,338	20,712

Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		—	(324)	604
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		—	82	(147)

		—	(242)	457

Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(400)	—	—
Deferred tax on change in fair value of available-for-sale equity securities		100	—	—
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(259)	154	102
Share of other comprehensive income of associates		7	(7)	(2)

		(552)	147	100

Other comprehensive income for the year, net of tax		(552)	(95)	557

Total comprehensive income for the year		18,209	21,243	21,269

Profit attributable to
Equity holders of the Company		18,617	21,210	20,517
Non-controlling interests		144	128	195

Profit for the year		18,761	21,338	20,712

Total comprehensive income attributable to
Equity holders of the Company		18,065	21,115	21,074
Non-controlling interests		144	128	195

Total comprehensive income for the year		18,209	21,243	21,269

Basic earnings per share	33	0.23	0.26	0.25

Number of shares (in millions)	33	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in millions)

		Attributable to equity holders of the Company
	Notes	Share capital	Capital reserve	Share premium	Surplus reserves	General risk reserve	Other reserves	Exchange reserve	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		80,932	17,160	10,746	72,611	—	711	(622)	133,839	315,377	971	316,348

Profit for the year		—	—	—	—	—	—	—	18,617	18,617	144	18,761
Other comprehensive income for the year		—	—	—	—	—	(293)	(259)	—	(552)	—	(552)

Total comprehensive income for the year		—	—	—	—	—	(293)	(259)	18,617	18,065	144	18,209

Acquisition of the Eighth Acquired Group	1	—	(80)	—	—	—	—	—	(7)	(87)	—	(87)
Acquisition of non-controlling interests		—	46	—	—	—	—	—	—	46	(196)	(150)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	—	(89)	(89)
Dividends	32	—	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Appropriations to statutory surplus reserve	25	—	—	—	1,686	—	—	—	(1,686)	—	—	—
Others		—	—	—	—	—	(4)	—	—	(4)	—	(4)

Balance as of December 31, 2017		80,932	17,126	10,746	74,297	—	414	(881)	143,233	325,867	830	326,697

Changes in accounting policies		—	—	—	302	—	—	—	2,673	2,975	(1)	2,974

Balance as of January 1, 2018		80,932	17,126	10,746	74,599	—	414	(881)	145,906	328,842	829	329,671

Profit for the year		—	—	—	—	—	—	—	21,210	21,210	128	21,338
Other comprehensive income for the year		—	—	—	—	—	(249)	154	—	(95)	—	(95)

Total comprehensive income for the year		—	—	—	—	—	(249)	154	21,210	21,115	128	21,243

Disposal of investments in equity instruments at fair value through other comprehensive income		—	—	—	—	—	(5)	—	5	—	—	—
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	5	5
Contribution from non-controlling interests		—	680	—	—	—	—	—	—	680	265	945
Reduction of capital by non-controlling interests		—	—	—	—	—	—	—	—	—	(20)	(20)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	—	(177)	(177)
Dividends	32	—	—	—	—	—	—	—	(7,568)	(7,568)	—	(7,568)
Appropriations to statutory surplus reserve	25	—	—	—	1,875	—	—	—	(1,875)	—	—	—

Balance as of December 31, 2018		80,932	17,806	10,746	76,474	—	160	(727)	157,678	343,069	1,030	344,099

Changes in accounting policy	2	—	—	—	(243)	—	—	—	(2,197)	(2,440)	(3)	(2,443)

Balance as of January 1, 2019, as restated		80,932	17,806	10,746	76,231	—	160	(727)	155,481	340,629	1,027	341,656

Profit for the year		—	—	—	—	—	—	—	20,517	20,517	195	20,712
Other comprehensive income for the year		—	—	—	—	—	455	102	—	557	—	557

Total comprehensive income for the year		—	—	—	—	—	455	102	20,517	21,074	195	21,269

Contribution from non-controlling interests		—	—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of non-controlling interests		—	3	—	—	—	—	—	—	3	(11)	(8)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	—	(181)	(181)
Share of an associate’s other changes in reserves		—	(305)	—	—	—	—	—	—	(305)	—	(305)
Dividends	32	—	—	—	—	—	—	—	(8,891)	(8,891)	—	(8,891)
Appropriations to statutory surplus reserve	25	—	—	—	1,812	—	—	—	(1,812)	—	—	—
Appropriations to general risk reserve of Finance Company	25	—	—	—	—	23	—	—	(23)	—	—	—

Balance as of December 31, 2019		80,932	17,504	10,746	78,043	23	615	(625)	165,272	352,510	2,530	355,040

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in millions)

			Year ended December 31,
	Notes		2017	2018	2019
			RMB	RMB	RMB
Net cash from operating activities	(a	)	96,502	99,298	112,600

Cash flows used in investing activities
Capital expenditure			(87,334)	(83,835)	(82,853)
Payments for lease prepayments / right-of-use assets			(89)	(20)	(310)
Purchase of investments			(443)	(328)	(478)
Proceeds from disposal of property, plant and equipment			2,066	1,866	2,514
Proceeds from disposal of lease prepayments / right-of-use assets			72	45	115
Proceeds from disposal of investments			—	96	296
Net cash inflow / (outflow) from disposal of subsidiaries			184	(1)	—
Purchase of short-term bank deposits			(2,815)	(7,726)	(5,119)
Maturity of short-term bank deposits			3,096	3,949	8,621

Net cash used in investing activities			(85,263)	(85,954)	(77,214)

Cash flows used in financing activities
Repayments of principal of finance lease obligations / lease liabilities			(84)	(73)	(10,699)
Proceeds from bank debt and other loans			123,250	97,829	103,315
Repayments of bank debt and other loans			(69,953)	(106,923)	(120,107)
Repayment of deferred consideration in respect of the Mobile Network Acquisition			(61,710)	—	—
Payment of the acquisition price of the Eighth Acquisition (Note 1)			—	(87)	—
Payment of dividends			(7,530)	(7,568)	(8,891)
Cash distributions to non-controlling interests			(89)	(177)	(181)
Payment for the acquisition of non-controlling interests			(31)	(119)	(8)
Contribution from non-controlling interests			—	855	1,590
Net deposits with Finance Company	(b	)	—	—	4,098
Increase in statutory reserve deposits placed by Finance Company	(b	)	—	—	(405)
Reduction of capital by non-controlling interests			—	(20)	—

Net cash used in financing activities			(16,147)	(16,283)	(31,288)

Net (decrease) / increase in cash and cash equivalents			(4,908)	(2,939)	4,098
Cash and cash equivalents at beginning of year			24,617	19,410	16,666
Effect of changes in foreign exchange rate			(299)	195	27

Cash and cash equivalents at end of year			19,410	16,666	20,791

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Earnings before income tax	24,953	28,148	27,034
Adjustments for:
Depreciation and amortization	74,951	75,493	88,145
Impairment losses for financial assets and other items, net of reversal	2,036	2,050	1,695
Impairment losses for long-lived assets	10	—	—
Write down of inventories, net of reversal	178	66	61
Investment income	(147)	(38)	(30)
Income from investments in associates	(877)	(2,104)	(1,573)
Interest income	(429)	(306)	(492)
Interest expense	3,586	3,093	4,090
Net foreign exchange loss / (gain)	134	(79)	41
Net loss on retirement and disposal of long-lived assets	1,841	1,757	2,710
Increase in accounts receivable	(2,770)	(1,848)	(2,601)
Decrease in contract assets	—	170	4
Decrease / (increase) in inventories	905	(622)	1,891
(Increase) / decrease in prepayments and other current assets	(2,618)	(1,349)	1,134
(Increase) / decrease in other assets	(231)	271	414
Decrease in accounts payable	(4,213)	(3,181)	(2,657)
Increase in accrued expenses and other payables	7,232	9,842	614
Decrease in contract liabilities	—	(6,414)	(1,412)
Decrease in deferred revenues	(202)	(138)	(90)

Cash generated from operations	104,339	104,811	118,978
Interest received	433	306	474
Interest paid	(3,707)	(3,094)	(4,200)
Investment income received	63	34	133
Income tax paid	(4,626)	(2,759)	(2,785)

Net cash from operating activities	96,502	99,298	112,600

(b)

“Finance Company” refers to China Telecom Group Finance Co., Ltd., a subsidiary of the Company established on January 8, 2019, providing capital and financial management services to the member units of China Telecommunications Corporation.

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

1.	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network equipment services, international Internet access and transit, Internet data center and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision by the PRC government and relevant regulations.

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

On December 31, 2013, CT Global, a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 (hereinafter, referred to as the “Seventh Acquisition”).

On October 31, 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The final consideration for the disposal of the equity interest in E-store amounted to RMB251, among which RMB249 was received on November 16, 2017 and the remaining balance of RMB2 was received in 2018.

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

Organization (continued)

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (currently known as Orange Insurance Agent Limited (“Orange Insurance”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17. The acquisitions of the Satcom Business and Orange Insurance (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The total final consideration of the Eighth Acquisition was paid by June 30, 2018.

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

In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for the current year:

•	IFRS 16, “Leases”

•	IFRIC 23, “Uncertainty over Income Tax Treatments”

•	Amendments to IFRS 9, “Prepayment Features with Negative Compensation”

•	Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”

•	Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”

•	Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle”

Except for IFRS 16, “Leases” (“IFRS 16”), the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard that is not yet effective for the current year (Note 43).

IFRS 16, “Leases”

The Group has applied IFRS 16 for the first time in the current year. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”), and the related interpretations.

Definition of a lease

The Group applies the definition of a lease in accordance with the requirements set out in IFRS 16 in assessing whether a contract contains a lease. Upon application of new definition of a lease, certain operating lease under IAS 17 does not fall into the definition of a lease under IFRS 16 as portion of the asset under such operating lease arrangement is not an identified asset.

As a lessee

The Group has applied IFRS 16 retrospectively with the cumulative effect recognized at the date of initial application, January 1, 2019.

As of January 1, 2019, the Group recognized additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since commencement dates, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions. Any cumulative effect at the date of initial application is recognized in the opening retained profits and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16 at transition, the Group applied the following practical expedients to all lease arrangements, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	elected not to recognize right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

ii.

applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, discount rate for certain leases of telecommunications towers, buildings, equipment and other assets in mainland China was determined on a portfolio basis; and

iii.	used hindsight based on facts and circumstances as of date of initial application in determining the lease term for the Group’s leases with extension and termination options.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

IFRS 16, “Leases” (continued)

As a lessee (continued)

When recognizing the lease liabilities for operating leases, the Group has applied incremental borrowing rates of the relevant lessees at the date of initial application. The weighted average lessee’s incremental borrowing rate applied is 3.6%.

At January 1, 2019
RMB
Operating lease commitments disclosed as of December 31, 2018	65,805
Less: Recognition exemption—short-term leases	(684)
Recognition exemption—low-value assets	(85)
Variable lease payments not depending on an index or a rate	(12,265)
Reassessment on definition of a lease and change in allocation basis between lease and non-lease components	(2,852)

49,919
Less: Total future interest expenses	(4,271)

Lease liabilities relating to operating leases recognized upon application of IFRS 16	45,648
Add: Finance lease obligations recognized as of December 31, 2018	216

Lease liabilities as of January 1, 2019	45,864

Analyzed as
Current	10,260
Non-current	35,604

The carrying amount of right-of-use assets as of January 1, 2019 comprises the following:

	Note		Right-of-use assets
			RMB
Right-of-use assets relating to operating leases recognized upon application of IFRS 16			43,956
Reclassified from lease prepayments	(a	)	21,568

			65,524

Note:

(a)	Upon application of IFRS 16, lease prepayments amounting to RMB21,568 were reclassified to right-of-use assets on the date of initial application.

As a lessor

In accordance with the transitional provisions in IFRS 16, the Group is not required to make any adjustment on transition for leases in which the Group is a lessor but account for these leases in accordance with IFRS 16 from the date of initial application and comparative information has not been restated.

Effective on January 1, 2019, the Group has applied IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) to allocate consideration in the contract to each lease and non-lease components. The change in allocation basis has had no material impact on the consolidated financial statements of the Group for the current year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued)

IFRS	16, “Leases” (continued)

Interests in associates

The net effects arising from the initial application of IFRS 16 resulted in a decrease in the carrying amounts of interests in associates of RMB263 with corresponding adjustments to retained profits.

The following adjustments were made to the amounts recognized in the consolidated statement of financial position at January 1, 2019. Line items that were not affected by the changes have not been included.

			Carrying amounts previously reported at		Carrying amounts under IFRS 16 at
	Note		December 31, 2018	Adjustments	January 1, 2019
			RMB	RMB	RMB
Non-current assets
Right-of-use assets			—	65,524	65,524
Lease prepayments	(a	)	21,568	(21,568)	—
Interests in associates			38,051	(263)	37,788
Deferred tax assets			6,544	676	7,220
Other assets			4,840	(746)	4,094
Current assets
Prepayments and other current assets			23,619	(518)	23,101
Current liabilities
Accounts payable			107,887	(100)	107,787
Current portion of lease liabilities			—	10,260	10,260
Current portion of finance lease obligations			101	(101)	—
Non-current liabilities
Lease liabilities			—	35,604	35,604
Finance lease obligations			115	(115)	—
Equity
Total equity attributable to equity holders of the Company			343,069	(2,440)	340,629
Non-controlling interests			1,030	(3)	1,027

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by IASB. The consolidated financial statements of the Group have been prepared on a going concern basis. These consolidated financial statements were approved and authorized by the Board of Directors on March 24, 2020.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments measured at fair value (Note 3(j)).

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

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 42.

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

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(h)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognized as income or expense in the profit or loss on the date of disposal.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment (continued)

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

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(h)). The cost of an item comprises direct costs of construction, capitalization of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(f)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 12) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 3(h)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(g)	Intangible assets

The Group’s intangible assets are primarily software.

Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortization and impairment losses (Note 3(h)). Amortization of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment of goodwill and long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, right-of-use assets, intangible assets with finite useful lives, construction in progress and contract costs included in other assets are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

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

(i)	Inventories

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments

Effective January 1, 2018, the Group applied IFRS 9, “Financial instruments” (“IFRS 9”) and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for (1) the classification and measurement of financial assets and financial liabilities, (2) expected credit losses (“ECL”) for financial assets and other items (for example, contract assets) and (3) general hedge accounting.

The Group applied IFRS 9 in accordance with the transition provisions set out in IFRS 9, i.e. applied the classification and measurement requirements (including impairment under ECL model) retrospectively to instruments that have not been derecognized as of January 1, 2018 (date of initial application) and not applied the requirements to instruments that have already been derecognized as of January 1, 2018. The difference between carrying amounts as of December 31, 2017 and the carrying amounts as of January 1, 2018 are recognized in and reduced the opening reserves as of January 1, 2018 by RMB716, without restating comparative information. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 39, “Financial Instruments: Recognition and Measurement”.

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

Financial assets and financial liabilities are initially measured at fair value except for accounts receivable arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

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

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9)

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

(ii)	Equity instruments designated as of fair value through other comprehensive income (“FVTOCI”)

At the date of initial application of IFRS 9 / initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in OCI, and accumulate in other reserves, if that equity investment is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies. These equity instruments are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

Financial assets (continued)

Classification and subsequent measurement of financial assets (upon application of IFRS 9) (continued)

(ii)	Equity instruments designated as of fair value through other comprehensive income (“FVTOCI”) (continued)

Dividend from these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in the “investment income” line item in profit or loss.

(iii)	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI or designated as FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “investment income” line item.

Impairment of financial assets and other items subject to impairment assessment (upon application of IFRS 9)

The Group performs impairment assessment under ECL model on financial assets (including accounts receivable and financial assets included in prepayments and other current assets) and other items (contract assets) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances or credit-impaired debtors, and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from enterprise customers.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

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

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets and other items subject to impairment assessment (upon application of IFRS 9) (continued)

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

Financial assets (continued)

Classification and subsequent measurement of financial assets (prior to January 1, 2018)

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

Impairment of financial assets (prior to January 1, 2018)

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

Financial assets (continued)

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

(k)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue from contract with customers (upon application of IFRS 15)

Effective January 1, 2018, the Group applied IFRS 15 and the related Amendments. IFRS 15 superseded IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations. The Group applied IFRS 15 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, January 1, 2018. Any difference at the date of initial application was recognized in and increased the opening reserves as of January 1, 2018 by RMB3,691 and comparative information was not restated. Furthermore, in accordance with the transition provisions in IFRS 15, the Group has elected to apply the standard retrospectively only to the contracts that are not completed at January 1, 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18, “Revenue” and the related interpretations.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue from contract with customers (upon application of IFRS 15) (continued)

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue from contract with customers (upon application of IFRS 15) (continued)

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

The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The asset is subject to impairment review.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue recognition (prior to January 1, 2018)

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Leases

Definition of a lease (upon application of IFRS 16 in accordance with transitions in note 2)

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception or modification date. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2)

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the financial statements would not differ materially from individual leases within the portfolio.

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of buildings, equipment and other assets that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the lessee; and

•

an estimate of costs to be incurred by the lessee in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Leases (continued)

The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued)

Right-of-use assets (continued)

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate;

•	the exercise price of a purchase option reasonably certain to be exercised by the Group; and

•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate the lease.

Variable lease payments that depend on an index or a rate are initially measured using the index or rate as of the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•

the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of assessment.

•

the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Leases (continued)

The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued)

Lease modifications

The Group accounts for a lease modification as a separate lease if:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•

the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The Group as lessee (prior to January 1, 2019)

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

The Group as a lessor

Classification and measurement of leases

Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recognized as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs (other than those incurred by manufacturer or dealer lessors) are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Leases (continued)

The Group as a lessor (continued)

Classification and measurement of leases (continued)

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognized as an expense on a straight-line basis over the lease term. Upon application of IFRS 16 on January 1, 2019, variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognized as income when they arise.

The Group as a lessor (upon application of IFRS 16 in accordance with transitions in note 2)

Allocation of consideration to components of a contract

When a contract includes both leases and non-lease components, the Group applies IFRS 15 to allocate consideration in a contract to lease and non-lease components. Non-lease components are separated from lease component on the basis of their relative stand-alone selling prices.

Refundable rental deposits

Refundable rental deposits received are accounted under IFRS 9, “Financial Instruments” and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Sublease

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Lease modification

The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, interest expense on lease liabilities and foreign exchange gains and losses. Interest income from bank deposits is recognized as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p)	Research and development expense

Research and development expenditure is expensed as incurred. For the years ended December 31, 2017, 2018 and 2019, research and development related personnel expenses amounted to RMB1,134, RMB1,327 and RMB1,950, and research and development related depreciation amounted to RMB108, RMB110 and RMB141, respectively. In addition, other research and development expense for the years ended December 31, 2017, 2018 and 2019 was RMB1,088, RMB1,341 and RMB2,105, respectively.

(q)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognized in profit or loss as incurred. Further information is set out in Note 39.

Compensation expense in respect of the share appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the share appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s share appreciation rights scheme are set out in Note 40.

(r)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognized until there is reasonable assurance that:

(i)	the Group will comply with all the conditions attaching to them; and

(ii)	the grants will be received.

Government grants that compensate expenses incurred are recognized in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognized in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

(s)	Provisions and contingent liabilities

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Value-added tax (“VAT”)

Under current PRC tax rules and regulations, output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 9% since April 1, 2019, or 10% between May 1, 2018 and April 1, 2019, or 11% before May 1, 2018, while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 13% since April 1, 2019, 16% between May 1, 2018 and April 1, 2019, or 17% before May 1, 2018. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 13% since April 1, 2019, or 3% to 16% between May 1, 2018 and April 1, 2019, or 3% to 17% before May 1, 2018.

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

(u)	Income tax

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

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

The tax deductions of the Group’s leasing transactions are attributable to the lease liabilities. The Group applies IAS 12, “Income Taxes” requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences.

(v)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

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

(x)	Segmental reporting

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

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2018	2019
	RMB	RMB
Cash at bank and in hand	14,937	20,006
Time deposits with original maturity within three months	1,729	785

	16,666	20,791

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2018	2019
			RMB	RMB
Third parties			23,308	24,438
China Telecom Group	(i	)	1,327	1,188
China Tower (See definition in Note 14)			10	5
Other telecommunications operators in the PRC			510	550

			25,155	26,181
Less: Allowance for credit losses			(4,680)	(4,692)

			20,475	21,489

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

As of January 1, 2018, the gross carrying amounts of accounts receivable from contracts with customers amounted to RMB25,342.

Aging analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	December 31,
	2018	2019
	RMB	RMB
Current, within 1 month	8,376	7,545
1 to 3 months	2,117	1,777
4 to 12 months	1,932	1,822
More than 12 months	943	1,002

	13,368	12,146
Less: Allowance for credit losses	(2,898)	(2,803)

	10,470	9,343

Aging analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	December 31,
	2018	2019
	RMB	RMB
Current, within 1 month	3,318	4,701
1 to 3 months	2,300	2,964
4 to 12 months	3,994	3,768
More than 12 months	2,175	2,602

	11,787	14,035
Less: Allowance for credit losses	(1,782)	(1,889)

	10,005	12,146

As of December 31, 2018 and 2019, included in the net balance of the Group’s accounts receivable are debtors with aggregate carrying amount of RMB2,503 and RMB1,936 respectively, which are past due as of the reporting date.

The following table summarizes the changes in allowance for doubtful debts in 2017:

2017
RMB
At beginning of year	3,402
Impairment losses for doubtful debts	1,962
Accounts receivable written off	(1,522)

At end of year	3,842

Details of impairment assessment of accounts receivable for the year ended December 31, 2018 and 2019 are set out in note 35.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

6.	CONTRACT ASSETS

	December 31,
	2018	2019
	RMB	RMB
Third parties	454	447
China Telecom Group	24	27

	478	474

The Group’s contracts for information and application services include payment schedules which require stage payments over the service period once certain specified milestones are reached. The Group classifies these contract assets as current because the Group expects to realize them in its normal operating cycle.

7.	INVENTORIES

	December 31,
	2018	2019
	RMB	RMB
Materials and supplies	1,012	577
Goods for resale	3,820	2,303

	4,832	2,880

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

			December 31,
	Note		2018	2019
			RMB	RMB
Amounts due from China Telecom Group			1,035	1,233
Amounts due from China Tower (See definition in Note 14)			293	192
Amounts due from other telecommunications operators in the PRC			333	352
Prepayments in connection with construction work and equipment purchases			2,752	3,352
Prepaid expenses and deposits			3,628	2,993
Value-added tax recoverable			8,618	8,803
Other receivables	(i	)	6,960	5,294

			23,619	22,219

Note:

(i)

Other receivables as of December 31, 2018 include the unpaid remaining consideration of the contribution from non-controlling interest of a subsidiary of the Group amounting to RMB90, which was received in January 2019.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improve- ments	Telecom- munications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2018	101,332	842,473	30,585	974,390
Additions	712	512	306	1,530
Transferred from construction in progress	1,454	71,704	1,721	74,879
Retirement and disposal	(860)	(59,822)	(1,636)	(62,318)
Reclassification	(97)	(485)	582	—

Balance at December 31, 2018	102,541	854,382	31,558	988,481
Additions	554	274	277	1,105
Transferred from construction in progress	2,060	74,157	1,644	77,861
Retirement and disposal	(751)	(62,560)	(2,419)	(65,730)
Reclassification	(39)	(536)	575	—

Balance at December 31, 2019	104,365	865,717	31,635	1,001,717

Accumulated depreciation and impairment:
Balance at January 1, 2018	(54,706)	(491,066)	(22,361)	(568,133)
Depreciation charge for the year	(4,370)	(63,878)	(2,135)	(70,383)
Written back on retirement and disposal	750	55,519	1,561	57,830
Reclassification	26	439	(465)	—

Balance at December 31, 2018	(58,300)	(498,986)	(23,400)	(580,686)

Depreciation charge for the year	(4,185)	(64,672)	(2,101)	(70,958)
Written back on retirement and disposal	681	56,943	2,311	59,935
Reclassification	19	358	(377)	—

Balance at December 31, 2019	(61,785)	(506,357)	(23,567)	(591,709)

Net book value at December 31, 2019	42,580	359,360	8,068	410,008

Net book value at December 31, 2018	44,241	355,396	8,158	407,795

10.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2018	73,106
Additions	74,457
Transferred to property, plant and equipment	(74,879)
Transferred to intangible assets	(6,040)

Balance at December 31, 2018	66,644
Additions	76,870
Transferred to property, plant and equipment	(77,861)
Transferred to intangible assets	(6,447)

Balance at December 31, 2019	59,206

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

11.	RIGHT-OF-USE ASSETS

	Leasehold Lands	Buildings	Telecommunications towers and related assets	Equipment	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2019
Carrying amount	21,568	7,079	27,354	9,311	212	65,524
As of December 31, 2019
Carrying amount	20,952	8,289	23,740	8,361	207	61,549
For the year ended December 31, 2019
Depreciation charge	732	2,968	6,966	1,612	65	12,343

For the year ended December 31, 2019, expenses relating to short-term leases and other leases with lease terms ended within 12 months of the date of initial application of IFRS 16 amounting to RMB939, expenses relating to leases of low value assets (excluding short-term leases of low value assets) amounting to RMB45 and variable lease payments not included in the measurement of lease liabilities amounting to RMB4,640, are recognized in profit or loss.

For the year ended December 31, 2019, total cash outflow for leases is RMB18,240, and additions to right-of-use assets are RMB9,172.

The Group leases telecommunications towers and related assets, land and buildings, equipment and other assets for its operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

As of December 31, 2019, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above in this note.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	GOODWILL

	December 31,
	2018	2019
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,922	29,923

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

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.2% (2018: 9.4%). Cash flows beyond the five-year period are extrapolated using a steady 1.5% growth rate (2018: 1.5%). Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INTANGIBLE ASSETS

Software
RMB
Cost:
Balance at January 1, 2018	34,550
Additions	269
Transferred from construction in progress	6,040
Disposals	(3,545)

Balance at December 31, 2018	37,314
Additions	624
Transferred from construction in progress	6,447
Disposals	(591)

Balance at December 31, 2019	43,794

Accumulated amortization and impairment:
Balance at January 1, 2018	(22,159)
Amortization charge for the year	(4,366)
Written back on disposals	3,372

Balance at December 31, 2018	(23,153)

Amortization charge for the year	(4,844)
Written back on disposals	552

Balance at December 31, 2019	(27,445)

Net book value at December 31, 2019	16,349

Net book value at December 31, 2018	14,161

14.	INTERESTS IN ASSOCIATES

	December 31,
	2018	2019
	RMB	RMB
Cost of investment in associates	36,933	37,173
Share of post-acquisition changes in net assets	1,118	2,019

	38,051	39,192

Fair value of listed investments	46,797	55,601

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited (Note (i))	20.5%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation (Note (ii))	24.0%	Provision of information technology consultancy services

Notes:

(i)

China Tower Corporation Limited (“China Tower”) is established and operated in the PRC, and listed on the Main Board of The Stock Exchange of Hong Kong Limited on August 8, 2018. Income from investments in associates for the year ended December 31, 2018 includes: (a) a one-off gain amounting to RMB1,170 arising from the dilution of the Company’s share in China Tower in respect of China Tower’s listing, including those released from the deferred gain from the disposal of telecommunications towers and related assets (the “Tower Assets Disposal”); and (b) share of profits of associates.

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

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower
	December 31,
	2018	2019
	RMB	RMB
Current assets	31,799	40,995
Non-current assets	283,565	297,072
Current liabilities	114,759	128,364
Non-current liabilities	20,103	27,142

	2018	2019
	RMB	RMB
Operating revenues	71,819	76,428
Profit for the year	2,650	5,221
Other comprehensive income for the year	—	—
Total comprehensive income for the year	2,650	5,221
Dividend received from the associate	—	81
Reconcile to the Group’s interests in the associate:
	December 31,
	2018	2019
	RMB	RMB
Net assets of the associate	180,502	182,561
Non-controlling interests of the associate	—	(2)
The Group’s effective interest in the associate	20.5%	20.5%
The Group’s share of net assets of the associate	37,003	37,425
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,013)	(865)

Carrying amount of the interest in the associate in the consolidated financial statements of the Group	35,990	36,560

	Shanghai Info-investment December 31,
	2018	2019
	RMB	RMB
Current assets	7,181	4,292
Non-current assets	8,592	5,203
Current liabilities	6,615	2,494
Non-current liabilities	1,985	787

	2018	2019
	RMB	RMB
Operating revenues	4,337	3,214
Profit for the year	586	1,158
Other comprehensive income for the year	(29)	(7)
Total comprehensive income for the year	557	1,151
Dividend received from the associate	9	9
Reconcile to the Group’s interests in the associate:
	December 31,
	2018	2019
	RMB	RMB
Net assets of the associate	7,173	6,214
Non-controlling interests of the associate	(2,180)	(144)
The Group’s effective interest in the associate	24.0%	24.0%
The Group’s share of net assets of the associate	1,198	1,457

Carrying amount of the interest in the associate in the consolidated financial statements of the Group	1,198	1,457

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	INTERESTS IN ASSOCIATES (continued)

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2018	2019
	RMB	RMB
The Group’s share of profit of these associates	14	85

The Group’s share of total comprehensive income of these associates	14	85

	December 31,
	2018	2019
	RMB	RMB
Aggregate carrying amount of interests in these associates in the consolidated financial statements of the Group	863	1,175

15.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

			December 31,
	Notes		2018	2019
			RMB	RMB
Equity securities listed in the mainland China	(i	)	638	1,228
Unlisted equity securities	(ii	)	214	230

			852	1,458

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

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2018	2019	2018	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,925	1,953	—	—	1,925	1,953
Property, plant and equipment, and others	4,580	4,862	(13,022)	(18,831)	(8,442)	(13,969)
Right-of-use assets and lease liabilities	—	744	—	—	—	744
Deferred revenues and installation costs	39	18	(29)	(13)	10	5
Equity instruments at fair value through other comprehensive income	—	—	(87)	(234)	(87)	(234)

Deferred tax assets/(liabilities)	6,544	7,577	(13,138)	(19,078)	(6,594)	(11,501)

	Balance at January 1, 2017	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2017
	RMB	RMB	RMB
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment, and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

	Balance at December 31, 2017	Changes in accounting policies	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2018
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,626	203	96	1,925
Property, plant and equipment, and others	(4,007)	(1,066)	(3,369)	(8,442)
Deferred revenues and installation costs	19	—	(9)	10
Available-for-sale equity securities	(169)	169	—	—
Equity instruments at fair value through other comprehensive income	—	(169)	82	(87)

Net deferred tax liabilities	(2,531)	(863)	(3,200)	(6,594)

	Balance at December 31, 2018	Change in accounting policy	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2019
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,925	—	28	1,953
Property, plant and equipment, and others	(8,442)	—	(5,527)	(13,969)
Right-of-use assets and lease liabilities	—	676	68	744
Deferred revenues and installation costs	10	—	(5)	5
Equity instruments at fair value through other comprehensive income	(87)	—	(147)	(234)

Net deferred tax liabilities	(6,594)	676	(5,583)	(11,501)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	OTHER ASSETS

			December 31,
	Note		2018	2019
			RMB	RMB
Contract costs	(i	)	1,287	988
Installation fees			124	56
Other long-term prepaid expenses			3,429	3,643

			4,840	4,687

Note:

(i)

Contract costs capitalized as of December 31, 2018 and 2019 mainly relate to the incremental sales commissions paid to third party agents whose selling activities resulted in subscribers entering into telecommunications service agreements with the Group. The amount of capitalized costs recognized in profit or loss during the years ended December 31, 2018 and 2019 was RMB1,744 and RMB1,367, respectively. There was no impairment in relation to the opening balance of capitalized costs or the costs capitalized during the year.

18.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2018	2019
	RMB	RMB
Loans from banks—unsecured	12,881	15,831
Super short-term commercial papers—unsecured	27,992	19,995
Other loans—unsecured	80	80
Loans from China Telecom Group—unsecured	8,584	6,621

Total short-term debt	49,537	42,527

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2018 and 2019 was 3.2% per annum and 2.9% per annum, respectively. As of December 31, 2019, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 4.4% (December 31, 2018: 3.5% to 4.6%) per annum, and are repayable within one year; as of December 31, 2019, super short-term commercial papers bear interest at rates ranging from 1.9% to 2.2% (December 31, 2018: 2.1% to 3.3%) per annum, and will be repaid by June 19, 2020; the loans from China Telecom Group bear interest at rate of 3.5% (December 31, 2018: 3.5%) per annum and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2018	2019
		RMB	RMB
Bank loans—unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 1.20% per annum with maturities through 2036	8,455	7,738
US Dollars denominated	Interest rates ranging from 1.25% to 2.00% per annum with maturities through 2028	336	288
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	199	173

		8,990	8,199
Other loans—unsecured
Renminbi denominated		1	1
Medium-term note—unsecured (Note(ii))		—	4,995
Loans from China Telecom Group—unsecured
Renminbi denominated (Note (iii))		37,000	23,300

Total long-term debt		45,991	36,495
Less: Current portion		(1,139)	(4,444)

Non-current portion		44,852	32,051

Notes:

(i)

The Group obtained long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognized the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognized as government grants in deferred revenue (Note 23).

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

18.	SHORT-TERM AND LONG-TERM DEBT (continued)

Notes: (continued)

(ii)

On January 22, 2019, the Group issued three-year, RMB3,000 denominated medium-term note with annual interest rate of 3.42% per annum, and incurred issuing costs of RMB3. The medium-term note is unsecured and is repayable on January 21, 2022. On March 19, 2019, the Group issued three-year, RMB2,000 denominated medium-term note with annual interest rate of 3.41% per annum and incurred issuing costs of RMB3. The medium-term note is unsecured and is repayable on March 18, 2022.

(iii)

The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on December 25, 2017, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 and RMB13,700, respectively, in 2018 and 2019.

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2019 are as follows:

RMB
2020	4,444
2021	1,078
2022	26,032
2023	965
2024	940
Thereafter	3,036

36,495

The Group’s short-term and long-term debt do not contain any financial covenants. As of December 31, 2018 and 2019, the Group had unutilized committed credit facilities amounting to RMB150,693 and RMB245,847 respectively.

19.	ACCOUNTS PAYABLE

	December 31,
	2018	2019
	RMB	RMB
Third parties	83,418	78,123
China Telecom Group	20,983	19,531
China Tower	2,850	4,312
Other telecommunications operators in the PRC	636	650

	107,887	102,616

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

20.	ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2018	2019
	RMB	RMB
Amounts due to China Telecom Group	2,171	6,069
Amounts due to China Tower	1,246	1,261
Amounts due to other telecommunications operators in the PRC	46	32
Accrued expenses	33,811	34,628
Value-added tax payable	484	564
Customer deposits and receipts in advance	5,739	5,962

	43,497	48,516

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

21.	CONTRACT LIABILITIES

	December 31,
	2018	2019
	RMB	RMB
Third parties	55,638	54,225
China Telecom Group	145	162
China Tower	—	1

	55,783	54,388

As of January 1, 2018, contract liabilities amounted to RMB62,175. Majority of contract liabilities as of December 31, 2018 was recognized as operating revenues for the year ended December 31, 2019.

22.	LEASE LIABILITIES

December 31, 2019
RMB
Within one year	11,569
Within a period of more than one year but not more than two years	10,887
Within a period of more than two year but not more than five years	16,255
Within a period of more than five years	3,435

42,146
Less: Current portion	11,569

Non-current portion	30,577

23.	DEFERRED REVENUES

Deferred revenues as of December 31, 2019 mainly represent the unearned portion of installation fees for wireline services received from customers (Note 17), and the unamortized portion of government grants (Note 18).

	2018	2019
	RMB	RMB
Balance at beginning of the year	2,274	1,829
Reductions for the year:
Amortization of installation fees	(138)	(90)
Amortization of government grants	(307)	(284)

Balance at end of year	1,829	1,455

Representing:
Current portion	375	358
Non-current portion	1,454	1,097

	1,829	1,455

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

24.	SHARE CAPITAL

	December 31,
	2018	2019
	RMB	RMB
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

25.	RESERVES

	Capital reserve	Share premium	Surplus reserves	General risk reserve	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (v))	(Note (ii))
Balance as of January 1, 2017	17,160	10,746	72,611	—	711	(622)	133,839	234,445
Total comprehensive income for the year	—	—	—	—	(293)	(259)	18,617	18,065
Acquisition of the Eighth Acquired Group (Note 1)	(80)	—	—	—	—	—	(7)	(87)
Acquisition of non-controlling interests	46	—	—	—	—	—	—	46
Dividends (Note 32)	—	—	—	—	—	—	(7,530)	(7,530)
Appropriations to statutory surplus reserve (Note (iii))	—	—	1,686	—	—	—	(1,686)	—
Others	—	—	—	—	(4)	—	—	(4)

Balance as of December 31, 2017	17,126	10,746	74,297	—	414	(881)	143,233	244,935

Changes in accounting policies	—	—	302	—	—	—	2,673	2,975

Balance as of January 1, 2018	17,126	10,746	74,599	—	414	(881)	145,906	247,910
Total comprehensive income for the year	—	—	—	—	(249)	154	21,210	21,115
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	(5)	—	5	—
Contribution from non-controlling interests	680	—	—	—	—	—	—	680
Dividends (Note 32)	—	—	—	—	—	—	(7,568)	(7,568)
Appropriations to statutory surplus reserve (Note (iii))	—	—	1,875	—	—	—	(1,875)	—

Balance as of December 31, 2018	17,806	10,746	76,474	—	160	(727)	157,678	262,137

Change in accounting policy (Note 2)	—	—	(243)	—	—	—	(2,197)	(2,440)

Balance as of January 1, 2019, as restated	17,806	10,746	76,231	—	160	(727)	155,481	259,697
Total comprehensive income for the year	—	—	—	—	455	102	20,517	21,074
Acquisition of non-controlling interests	3	—	—	—	—	—	—	3
Share of an associate’s other changes in reserves	(305)	—	—	—	—	—	—	(305)
Dividends (Note 32)	—	—	—	—	—	—	(8,891)	(8,891)
Appropriations to statutory surplus reserve (Note (iii))	—	—	1,812	—	—	—	(1,812)	—
Appropriations to general risk reserve of Finance Company (Note (v))	—	—	—	23	—	—	(23)	—

Balance as of December 31, 2019	17,504	10,746	78,043	23	615	(625)	165,272	271,578

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

25.	RESERVES (continued)

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

(ii)

Other reserves of the Group and the Company represent primarily the change in the fair value of investment in equity instruments at FVTOCI and the deferred tax liabilities recognized due to the change in fair value of those investment in equity instruments.

(iii)	The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRSs, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2019, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended December 31, 2019, the Company transferred RMB1,812, being 10% of the year’s net profit, to this reserve. For the year ended December 31, 2018, the Company transferred RMB1,875, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. As of December 31, 2018, January 1, 2019 and December 31, 2019, the amount of statutory surplus reserve was RMB30,395, RMB30,152 and RMB31,964, respectively.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2018 and 2019. As of December 31, 2018 and 2019, the amount of discretionary surplus reserve was RMB46,079.

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

(iv)

According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRSs. As of December 31, 2018, January 1, 2019 and December 31, 2019, the amount of retained earnings available for distribution was RMB133,076, RMB130,892 and RMB138,312 respectively, being the amount determined in accordance with IFRSs. Final dividend of approximately RMB9,126 in respect of the financial year 2019 proposed after the end of the reporting period has not been recognized as a liability in the consolidated financial statements at the end of the reporting period (Note 32).

(v)

Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the Ministry of Finance of the PRC effective on July 1, 2012 (the “Requirements”), Finance Company established a general risk reserve within equity, through appropriation of retained earnings, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Requirements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	OPERATING REVENUES

Disaggregation of revenues

	Notes		2018	2019
			RMB	RMB
Type of goods or services
Revenue from contracts with customers
Voice	(i	)	50,811	45,146
Internet	(ii	)	190,871	197,244
Information and application services	(iii	)	83,478	87,623
Telecommunications network resource and equipment services	(iv	)	20,211	21,978
Sales of goods and others	(v	)	27,450	17,906

Subtotal			372,821	369,897
Revenue from other sources	(vi	)	4,303	5,837

Total operating revenues			377,124	375,734

Timing of revenue recognition
A point in time			24,496	14,591
Over time			352,628	361,143

Total operating revenues			377,124	375,734

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
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

As of December 31, 2018 and 2019, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts represents revenue expected to be recognized in the future when service is provided over the contract terms over the next 1 year to 3 years.

For the year ended December 31, 2017

The components of the Group’s operating revenues are as follows:

2017
RMB
Voice	61,678
Internet	172,554
Information and application services	73,044
Telecommunications network resource and equipment services	19,125
Others	39,828

366,229

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	NETWORK OPERATIONS AND SUPPORT EXPENSES

			Year ended December 31,
	Note		2017	2018	2019
			RMB	RMB	RMB
Operating and maintenance			55,360	64,056	65,087
Utility			12,522	13,477	13,818
Network resources usage and related fee	(i	)	26,926	29,434	20,976
Others			9,161	9,095	9,918

			103,969	116,062	109,799

Note:

(i)

Network resources usage and related fee for the year ended December 31, 2019 includes the variable lease payments and fee for non-lease components in relation to telecommunications towers and related assets lease and fee in relation to the short-term leases and leases of low-value assets, variable lease payments and fee for non-lease components in relation to the usage of network resources provided by third parties.

28.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Network operations and support	38,574	40,388	42,214
Selling, general and administrative	17,469	19,348	21,353

	56,043	59,736	63,567

29.	OTHER OPERATING EXPENSES

			Year ended December 31,
	Notes		2017	2018	2019
			RMB	RMB	RMB
Interconnection charges	(i	)	12,223	12,878	12,683
Cost of goods sold	(ii	)	31,712	23,185	13,413
Donations			23	20	1
Others	(iii	)	1,654	1,614	1,695

			45,612	37,697	27,792

Notes:

(i)

Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

30.	NET FINANCE COSTS

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Interest expense on short-term and long-term debts	3,913	3,278	2,623
Interest expense on lease liabilities	—	—	1,607
Less: Interest expense capitalized*	(327)	(185)	(140)

Net interest expense	3,586	3,093	4,090
Interest income	(429)	(306)	(492)
Foreign exchange losses	664	423	680
Foreign exchange gains	(530)	(502)	(639)

	3,291	2,708	3,639

* Interest expense was capitalized in construction in progress at the following rates per annum	3.9% - 4.9%	3.8%-4.4%	3.5%-4.4%

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

31.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Provision for PRC income tax	3,147	3,408	781
Provision for income tax of other tax jurisdictions	123	120	105
Deferred taxation	2,922	3,282	5,436

	6,192	6,810	6,322

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Year ended December 31,
	Notes		2017	2018	2019
			RMB	RMB	RMB
Earnings before income tax			24,953	28,148	27,034

Expected income tax expense at statutory tax rate of 25%	(i	)	6,238	7,037	6,759
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(108)	(291)	(315)
Differential tax rate on other subsidiaries’ income	(ii	)	(82)	(58)	(129)
Non-deductible expenses	(iii	)	380	537	979
Non-taxable income	(iv	)	(112)	(319)	(460)
Others	(v	)	(124)	(96)	(512)

Actual income tax expense			6,192	6,810	6,322

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

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses.

32.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 24, 2020, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB9,126 for the year ended December 31, 2019 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2019.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 in respect of the year ended December 31, 2018 was declared, and paid on July 26, 2019.

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

The calculation of basic earnings per share for the years ended December 31, 2017, 2018 and 2019 is based on the profit attributable to equity holders of the Company of RMB18,617, RMB21,210 and RMB20,517, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

34.	COMMITMENTS AND CONTINGENCIES

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

Total rental expense in respect of operating leases charged to profit or loss for the years ended December 31, 2017 and 2018 were RMB25,493 and RMB27,810, respectively.

Capital commitments

As of December 31, 2019, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	1,810
- telecommunications network plant and equipment	19,131

20,941

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)

As of December 31, 2018 and 2019, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, bank deposits, equity instrument, accounts receivable, financial assets at FVTPL and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables.

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

The fair values of the Group’s financial instruments (other than long-term debt and financial instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments.

The listed equity securities investment included in the Group’s equity instruments at fair value through other comprehensive income are categorized as level 1 financial instruments. The fair value of the Group’s listed equity securities investment, which amounted to RMB638 and RMB1,228 as of December 31, 2018 and 2019 respectively was based on quoted market price on PRC stock exchanges.

The fair values of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 3.7% to 4.9% (2018: 1.0% to 4.9%). As of December 31, 2018 and 2019, the carrying amounts and fair value of the Group’s long-term debt was as follows:

	December 31, 2018		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	45,991	44,968	36,495	35,780

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers

For accounts receivable and contract assets, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable and contract assets. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9 on trade balances individually or based on provision matrix. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented.

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECL, which is calculated using a provision matrix, or individually assessed for those debtors with significant balances or credit impaired debtors. As different loss patterns were indicated during the analysis of the Group’s historical credit loss experience between telephone and Internet subscribers and enterprise customers, the following tables provide information about the Group’s exposure to credit risk and ECL for accounts receivables and contract assets from telephone and Internet subscribers and enterprise customers, respectively, as of December 31, 2018 and 2019:

Accounts receivable from telephone and Internet subscribers:

	December 31, 2018
	Expected	Gross carrying	Loss
	loss rate	amount	allowance
	%	RMB	RMB
Current, within 1 month	2%	8,376	158
1 to 3 months	20%	2,117	420
4 to 6 months	60%	839	502
7 to 12 months	80%	1,093	875
Over 12 months	100%	943	943

		13,368	2,898

	December 31, 2019
	Expected	Gross carrying	Loss
	loss rate	amount	allowance
	%	RMB	RMB
Current, within 1 month	2%	7,545	141
1 to 3 months	20%	1,777	349
4 to 6 months	60%	739	444
7 to 12 months	80%	1,083	867
Over 12 months	100%	1,002	1,002

		12,146	2,803

Accounts receivable and contract assets from enterprise customers:

	December 31, 2018
	Expected	Gross carrying	Loss
	loss rate	amount	allowance
	%	RMB	RMB
1 to 6 months	2%	4,478	109
7 to 12 months	20%	800	157
1 to 2 years	60%	479	290
2 to 3 years	90%	225	202
Over 3 years	100%	298	298

		6,280	1,056

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets from enterprise customers: (continued)

	December 31, 2019
	Expected	Gross carrying	Loss
	loss rate	amount	allowance
	%	RMB	RMB
1 to 6 months	2%	5,452	102
7 to 12 months	20%	1,428	239
1 to 2 years	60%	621	353
2 to 3 years	90%	258	224
Over 3 years	100%	371	364

		8,130	1,282

As of December 31, 2019, the loss allowance for accounts receivable and contract assets was RMB4,692 and RMB8 (2018: RMB4,680 and RMB8), respectively. Loss allowance of RMB615 and RMB734 as of December 31, 2019 and 2018, respectively, which was not calculated collectively in the above tables, was made individually on debtors with significant balances or credit impaired debtors.

Expected loss rates are based on actual loss experience over the past 1 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of accounts receivable during the year is as follows:

	2018	2019
	RMB	RMB
At beginning of year	4,761	4,680
Impairment losses for ECL	2,008	1,653
Amounts written off	(2,089)	(1,641)

At end of year	4,680	4,692

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

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

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities and lease liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2018
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	49,537	51,091	51,091	—	—	—
Long-term debt	45,991	52,625	2,602	19,604	25,061	5,358
Accounts payable	107,887	107,887	107,887	—	—	—
Accrued expenses and other payables	43,497	43,497	43,497	—	—	—
Finance lease obligations	216	241	112	40	82	7

	247,218	255,341	205,189	19,644	25,143	5,365

	2019
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	42,527	43,697	43,697	—	—	—
Long-term debt	36,495	40,791	4,625	1,184	30,824	4,158
Accounts payable	102,616	102,616	102,616	—	—	—
Accrued expenses and other payables	48,516	48,516	48,516	—	—	—
Lease liabilities	42,146	45,535	12,846	11,794	17,266	3,629

	272,300	281,155	212,300	12,978	48,090	7,787

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

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2018		2019
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	3.2	49,347	2.5	29,022
Long-term debt	3.3	45,991	3.1	36,495

		95,338		65,517
Variable rate debt:
Short-term debt	4.2	190	3.8	13,505

		190		13,505

Total debt		95,528		79,022

Fixed rate debt as a percentage of total debt		99.8%		82.9%

Management does not expect the increase or decrease in interest rate will materially affect the Group’s financial position and result of operations because the interest rates of 82.9% (December 31, 2018: 99.8%) of the Group’s short-term and long-term debt as of December 31, 2019 are fixed as set out above.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 78.0% (December 31, 2018: 64.0%) of the Group’s cash and cash equivalents and 99.4% (December 31, 2018: 99.4%) of the Group’s short-term and long-term debt as of December 31, 2019 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 18.

36.	CAPITAL MANAGEMENT

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt. Total debts do not include balance of deposits received by Finance Company from China Telecom Group amounting to RMB4,098 and lease liabilities amounting to RMB42,146 as of December 31, 2019 (December 31, 2018: Nil). As of December 31, 2018 and 2019, the Group’s total debt-to-total assets ratio was 14.4% and 11.2% respectively, which is within the range of management’s expectation.

Except Finance Company is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

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

	Short-term debt	Long-term debt	Lease liabilities/finance lease obligations	Dividend payable	Deposits with Finance Company	Other payables in respect of certain equity transactions	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
					(Note (i))
Balance as at January 1, 2018	54,558	49,742	77	—	—	206	104,583
Financing cash flows	(5,021)	(4,073)	(73)	(7,745)	—	(226)	(17,138)
New finance leases	—	—	200	—	—	—	200
Interest expenses	—	304	12	—	—	—	316
Foreign exchange loss	—	18	—	—	—	—	18
Reduction of capital by non-controlling interests	—	—	—	—	—	20	20
Distribution to non-controlling interests	—	—	—	177	—	—	177
Dividends declared	—	—	—	7,568	—	—	7,568

Balance as at December 31, 2018	49,537	45,991	216	—	—	—	95,744

Change in accounting policy	—	—	45,648	—	—	—	45,648

Balance as at January 1, 2019	49,537	45,991	45,864	—	—	—	141,392
Financing cash flows	(7,010)	(9,782)	(10,699)	(9,072)	4,098	(8)	(32,473)
New leases	—	—	8,856	—	—	—	8,856
Lease modifications	—	—	(589)	—	—	—	(589)
Transferred to accounts payables	—	—	(2,900)	—	—	—	(2,900)
Interest expenses	—	284	1,607	—	—	—	1,891
Foreign exchange loss	—	2	7	—	—	—	9
Acquisition of non-controlling interests	—	—	—	—	—	8	8
Distribution to non-controlling interests	—	—	—	181	—	—	181
Dividends declared	—	—	—	8,891	—	—	8,891

Balance as at December 31, 2019	42,527	36,495	42,146	—	4,098	—	125,266

Notes:

(i)

As of December 31, 2019, the balance of deposits with Finance Company amounting to RMB4,098 (December 31, 2018: nil) were included in amounts due to China Telecom Group in accrued expenses and other payables (Note 20).

(ii)

For the year ended December 31, 2019, other than the net financing cash outflows totalling RMB32,473 as presented above: E-surfing Pay, a subsidiary of the Company, received RMB90 as part of the total consideration amounting to RMB945 in respect of contribution from non-controlling interests (Note 20); Finance Company, a subsidiary of the Company, received RMB1,500 in respect of contribution from non-controlling interests (Note 25), and placed statutory reserve deposits amounting to RMB405 at the People’s Bank of China which is included in the balance of short-term bank deposits as of December 31, 2019.

38.	RELATED PARTY TRANSACTIONS

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

		Year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB
Construction and engineering services	(i)	18,672	16,396	14,014
Receiving ancillary services	(ii)	16,072	16,744	18,571
Interconnection revenues	(iii)	48	80	97
Interconnection charges	(iii)	193	204	183
Receiving community services	(iv)	3,028	3,296	3,464
Net transaction amount of centralized services	(v)	727	519	133
Property lease income	(vi)	53	48	57
Property lease related expenses	(vii)	654	713	577
Addition to right-of-use assets	(vii)	—	—	284
Interest expense on lease liabilities	(vii)	—	—	11
Provision of IT services	(viii)	642	531	464
Receiving IT services	(viii)	1,812	1,895	2,175
Purchases of telecommunications equipment and materials	(ix)	4,248	3,760	3,538
Sales of telecommunications equipment and materials	(ix)	3,291	2,760	1,444
Internet applications channel services	(x)	344	298	108
Interest on amounts due to and loans from China Telecom Group	(xi)	2,720	2,099	1,485
Others	(xii)	190	186	189
Net deposit by China Telecom Group with Finance Company	(xiii)	—	—	4,098
Interest expense on the deposit by China Telecom Group with Finance Company	(xiii)	—	—	7

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Notes:

(i)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(ii)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(iii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)

Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.

(vi)	Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties.
(vii)

Represent amounts in relation to the leasing of properties from China Telecom Group. Property lease related expenses for the year ended 31 December 2019 include the fee for short-term leases, leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components. Property lease related expenses for the years ended 31 December 2017 and 2018 represent lease fee paid and payable to China Telecom Group.

(viii)	Represent IT services provided to and received from China Telecom Group.
(ix)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(x)

Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.

(xi)	Represent interest paid and payable to China Telecom Group with respect to the amount due to China Telecommunications Corporation and loans from China Telecom Group (Note 18).
(xii)

Represent amounts paid and payable to China Telecom Group primarily for usage of CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibers within its service regions and land use rights.

(xiii)	Represent amounts related to financial services provided by Finance Company to China Telecom Group, including lending services, deposit services and other financial services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2018	2019
	RMB	RMB
Accounts receivable	1,327	1,188
Contract assets	24	27
Prepayments and other current assets	1,035	1,233

Total amounts due from China Telecom Group	2,386	2,448

Accounts payable	20,983	19,531
Accrued expenses and other payables	2,171	6,069
Contract liabilities	145	162
Lease liabilities	—	389
Short-term debt	8,584	6,621
Long-term debt	37,000	23,300

Total amounts due to China Telecom Group	68,883	56,072

Amounts due from/to China Telecom Group, other than short-term debt, long-term debt, deposit with Finance Company included in accrued expenses and other payables (Note 37(i)), bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 18.

As of December 31, 2018 and 2019, no material loss allowance was recognized in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

			Year ended December 31,
	Notes		2017	2018	2019

			RMB	RMB	RMB
Tower assets lease related expenses	(i	)	15,389	16,063	10,543
Additions of right-of-use assets	(i	)	—	—	3,735
Interest expense on lease liabilities	(i	)	—	—	938
Provision of IT services	(ii	)	49	32	31

Notes:

(i)

Represent amounts in relation to the lease of tower assets. Tower assets lease related expenses for the year ended 31 December 2019 includes the variable lease payments not depending on an index or a rate and fee for non-lease components. Tower assets lease related expenses for the years ended 31 December 2017 and 2018 represent tower assets lease and related fee paid and payable to China Tower.

(ii)	Represent IT and other ancillary services provided to China Tower.

Amounts due from/to China Tower are summarized as follows:

	2018	2019

	RMB	RMB
Accounts receivable	10	5
Prepayments and other current assets	293	192

Total amounts due from China Tower	303	197

Accounts payable	2,850	4,312
Accrued expenses and other payables	1,246	1,261
Contract liabilities	—	1
Lease liabilities	—	24,474

Total amounts due to China Tower	4,096	30,048

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

38.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with China Tower (continued)

As of December 31, 2018 and 2019, no material loss allowance was recognized in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2017	2018	2019

	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	7,804	7,942	9,604
Post-employment benefits	816	799	1,199

	8,620	8,741	10,803

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 39.

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organizations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 38(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

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

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the years ended December 31, 2017, 2018 and 2019 were RMB6,884 and RMB7,256 and RMB8,616, respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2018 and 2019 was RMB675 and RMB755, respectively.

40.	SHARE APPRECIATION RIGHTS

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

During the year ended December 31, 2018 and 2019, no share appreciation right units were exercised. For the year ended December 31, 2019, compensation expense of RMB136 was recognized by the Group in respect of share appreciation rights (2018: RMB 30).

As of December 31, 2018 and 2019, the carrying amount of the liability arising from share appreciation rights were RMB30 and RMB166, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

41.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2019 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered /issued capital (in RMB million unless otherwise stated)	Principal activities
China Telecom System Integration Co., Limited	Limited Company	September 13, 2001	PRC	542	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	February 25, 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of telecommunications services

China Telecom (Americas) Corporation	Limited Company	November 22, 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	August 15, 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	October 15, 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	July 1, 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	October 5, 2006	Singapore	S$1,000,001	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	March 3, 2011	PRC	635	Provision of e-commerce service

Shenzhen Shekou Telecommunications Company Limited	Limited Company	May 5, 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	January 10, 2011	Australia	AUD1 million	Provision of international value-added network services

China Telecom Korea Co.,Ltd	Limited Company	May 16, 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	June 26, 2012	Malaysia	MYR3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	July 9, 2012	Vietnam	VND10,500 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	June 9, 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	March 2, 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of telecommunications services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	August 19, 2013	PRC	11	Provision of instant messenger service

Tianyi Capital Holding Co., Ltd.	Limited Company	November 30, 2017	PRC	5,000	Capital Investment and provision of consulting services

China Telecom Leasing Corporation Limited.	Limited Company	November 30, 2018	PRC	5,000	Provision of finance lease service

China Telecom Group Finance Co., Ltd. (“Finance Company”)	Limited Company	January 8, 2019	PRC	5,000	Provision of capital and financial management services

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

41.	PRINCIPAL SUBSIDIARIES (continued)

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company and E-surfing Pay Co., Ltd, which is 78.74% owned by the Company and Finance Company, which is 70% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest. None of the subsidiaries had issued any debt securities at the end of the year.

42.	ACCOUNTING ESTIMATES AND JUDGMENTS

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

Provision of ECL for accounts receivable

The Group uses provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical observed default rates are reassessed annually, and changes in the forward-looking information are considered. In addition, accounts receivable with significant balances or credit-impaired are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. The information about the ECL and the Group’s accounts receivable are disclosed in notes 5 and 35.

Impairment of goodwill and long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 3(h). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, right-of-use assets, intangible assets with finite useful lives, construction in progress and contract costs are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended December 31, 2019, no provision for impairment loss was made against the carrying value of long-lived assets (2018: Nil). For the year ended December 31, 2017, provision for impairment losses of RMB10 were made against the carrying value of long-lived assets. In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

42.	ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

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

43.	POSSIBLE IMPACT OF NEW AND AMENDMENTS TO STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2019

Up to the date of issue of these consolidated financial statements, the IASB has issued the following new and amendments to standards which are not yet effective and not early adopted for the annual accounting period ended December 31, 2019:

Effective for accounting period beginning on or after
Amendments to IFRS 3, “Definition of a Business”	January 1, 2020
Amendments to IAS 1 and IAS 8, “Definition of Material”	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”	January 1, 2020
IFRS 17, “Insurance Contracts”	January 1, 2021
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2022
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined

In addition to the above new and amendments to standards, a revised Conceptual Framework for Financial Reporting was issued in 2018. Its consequential amendments, the Amendments to References to the Conceptual Framework in IFRS Standards, will be effective for annual periods beginning on or after January 1, 2020.

The Group is in the process of making an assessment of the impact that will result from adopting the new and amendments to standards issued by the IASB which are not yet effective for the accounting period ended on December 31, 2019. So far the Group believes that the adoption of these new and amendments to standards is unlikely to have a significant impact on its financial position and the results of operations.

44.	EVENTS AFTER THE REPORTING PERIOD

(a)	Issue of corporate bonds

On March 10, 2020, the Group issued three-year, RMB2,000 corporate bonds to qualified investors in Shanghai Securities Exchange with annual interest rate of 2.90%.

(b)	The impact of the Novel Coronavirus (COVID-19) Epidemic

Following the outbreak of the novel coronavirus (COVID-19) epidemic in early 2020, related prevention and control measures across China and other part of the world have been implemented. In addition, the Group has taken a series of measures to ensure smooth and reliable communications. The continuous pandemic has impacted business development and network construction of the Group. The Group keeps continuous attention on the developments of and changes in this situation, timely assesses and actively responds to its impacts on the financial position, operating results and other aspects of the Group.

45.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Company as of December 31, 2019 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.