Form 20-F
period 2020-12-31
CHINA TELECOM CORP LTD
filed 2021-04-28
CIK 1191255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, 67,054,958,321 domestic shares and 13,877,410,000 H shares, par value RMB1.00 per share, were issued and outstanding. H shares are ordinary shares of the Company listed on The Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

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

Please also see “Item 3. Key Information—D. Risk Factors”.

CERTAIN DEFINITIONS AND CONVENTIONS

As used in this annual report, references to “us”, “we”, the “Company”, “our Company” and “China Telecom” are to China Telecom Corporation Limited and its consolidated subsidiaries except where we make clear that the term means China Telecom Corporation Limited or a particular subsidiary or business group only. References to matters relating to our H shares or American depositary shares, or ADSs, or matters of corporate governance are to the H shares, ADSs and corporate governance of China Telecom Corporation Limited. All references to “China Telecom Group” are to China Telecommunications Corporation, our controlling shareholder. Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries. Unless otherwise indicated, references to and statements regarding China and the PRC in this annual report do not apply to Hong Kong Special Administrative Region, Macau Special Administrative Region or Taiwan, while references to and statements regarding “international” in this annual report apply to Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

Not Applicable.

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

In mobile telecommunications services, China Mobile, China Unicom and China Broadcasting Network Corporation Ltd, or China Broadcasting Network, are our top three competitors. As of April 2021, each of China Unicom, China Mobile and us provides 4G services nationwide and has officially launched 5G commercial services in the PRC for more than one year. In June 2019, China Broadcasting Network was granted the 5G permit by the MIIT. In May 2020, China Broadcasting Network entered into a collaborative framework agreement in relation to 5G co-construction and sharing with China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation) (“China Mobile Group”). In September 2020, China Broadcasting Network together with partners which include, among others, State Grid Information & Telecommunication Technology Group Co., Ltd. (国网信息通信产业集团有限公司) and Hangzhou Alibaba Venture Capital Management Co., Ltd. (杭州阿里巴巴创业投资管理有限公司) established China Broadcasting Network Co., Ltd to provide 5G services in partnership with China Mobile and it is also expected to offer 4G services in the future. Furthermore, in January 2021, China Mobile Communication Co., Ltd., a wholly-owned subsidiary of China Mobile, on behalf of its 31 provincial subsidiaries, entered into a series of specific collaboration agreements with China Broadcasting Network, including (i) the 5G network co-construction and sharing collaboration agreement; (ii) the 5G network maintenance collaboration agreement; (iii) the market collaboration agreement; and (iv) the network usage fee settlement agreement. Our competitors and we have been rolling out 5G tariff plans to attract customers, and some of the plans offered by our competitors may be more attractive to customers than ours. In fixed-line voice and broadband services, we primarily compete against China Unicom, China Mobile and China Broadcasting Network. While we strive to provide competitive mobile and fixed-line telecommunications services to meet our subscribers’ evolving needs, we cannot assure you that: (i) our mobile and fixed-line telecommunications services will deliver the quality and levels of services currently anticipated; (ii) we will be able to provide all planned services or we will be able to provide such services on schedule; (iii) there will be sufficient demand for our mobile and fixed-line telecommunications services for us to deliver such services profitably; (iv) our competitors’ services will not be more popular among potential subscribers; or (v) we will not encounter unexpected technological difficulties in developing our Industrial Digitalization business and future generations of mobile and fixed-line services. Any adverse developments in these respects could impede our growth, which might have a material adverse effect on our business, financial condition and results of operations.

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. During the past few years, some of our traditional revenue streams, such as our voice services or short message services, or SMS have experienced negative growth, primarily due to the alternative means of communication offered by Over-the-Top messaging becoming increasingly popular among the subscribers. Though the increasing popularity of Over-the-Top messaging has generally contributed to the increase in our Internet data traffic and Internet services revenues, we cannot assure you that our Internet data traffic and Internet services revenue will continue to increase in the future or such increase could fully offset the negative effect of these Over-the-Top services on our voice services or SMS. In addition, in the field of Industrial Digitalization, we compete with telecommunications operators, Internet companies, software companies, equipment manufacturers, etc. Our cloud services and Internet data center (the “IDC”) business compete with domestic and international cloud service providers and IDC operators, respectively. Some of our competitors may adopt aggressive pricing policies. As a result, we may suffer from pricing pressure that would adversely affect our ability to generate revenues. Some of these competitors may also provide our target customers with additional benefits, including bundled services, and may do so in a manner that is more attractive to our potential customers. We expect that competition from competitors outside the telecommunications industry will intensify and the strategic cooperation between these competitors and telecommunications operators may reshape the competitive landscape of the telecommunications industry in which we operate. Though we strive to strengthen our competitiveness through comprehensively implementing our “Cloudification and Digital Transformation” strategy, we may encounter difficulties and challenges in addressing changing consumer needs and responding to the evolving competitive landscape.

In addition, the PRC government has taken various initiatives to encourage competition in the telecommunications industry, such as the policy encouraging private capital to enter the industry. For a series of government measures to encourage private capital to invest in telecommunications services that could compete with our services, see “Item 4. Information on the Company—B. Business Overview—Competition”. Furthermore, by the end of November 2019, the mobile number portability services have been implemented nationwide, following pilot programs in certain municipalities and provinces. On November 11, 2019, the MIIT promulgated the Regulations on the Management of Mobile Number Portability Service, which became effective on December 1, 2019. As a result, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

Increasing competition from other existing telecommunications services providers, including China Mobile and China Unicom, as well as competition from new competitors, among other factors, might force us to lower our tariffs, reduce or reverse the growth of our customer base and reduce usage of our services, which could materially and adversely affect our business and prospects. Any of these developments could materially and adversely affect our revenues and profitability. We cannot assure you that the increasingly competitive environment and any change in the competitive landscape of the telecommunications industry in the PRC would not have a material adverse effect on our business, financial condition or results of operations.

We face uncertainties in the development and operation of our 5G business, and if we fail to address such uncertainties, our business, prospects and results of operations may be materially and adversely affected.

In June 2019, the MIIT granted the 5G permit to China Telecom Group, China Mobile Group, China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation) (“Unicom Group”) and China Broadcasting Network. The MIIT has allocated the 3400MHz-3500MHz frequency bands to China Telecom Group, the 2515MHz-2675MHz and 4800MHz-4900MHz frequency bands to China Mobile Group, the 3500MHz-3600MHz frequency bands to Unicom Group, respectively, for nationwide 5G programs, and the 4900MHz-5000MHz to China Broadcasting Network for 5G trials. In February 2020, the MIIT approved China Telecom Group, Unicom Group and China Broadcasting Network to share the 3300MHz-3400MHz spectrum to build indoor 5G. In March 2020, the MIIT repurposed the use plan for 700MHz frequency bands to mobile communications. We have been authorized by China Telecom Group to develop 5G business nationwide.

In September 2019, in order to build a 5G network on an efficient basis and to rapidly create our 5G service capabilities, we entered into a 5G Network Co-Build and Co-Share Framework Cooperation Agreement with China United Network Communications Corporation Limited (“CUCL”) (the “5G Cooperation Agreement”). For more details, see “Item 4. Information on the Company—B. Business Overview—Network System—Co-building and co-sharing with China Unicom”. Pursuant to the 5G Cooperation Agreement, both parties will delineate and designate districts, jointly co-build one 5G access network nationwide. We will rely on China Unicom’s network to provide our 5G services in the regions for which they are responsible. If the 5G network co-building and co-sharing construction progress falls behind the mutually agreed plan or our subscribers are unsatisfied with the network quality in such regions and turn to our competitors, our business and results of operations might be adversely impacted.

On October 31, 2019, we officially launched 5G commercial services in 50 cities nationwide. In 2020, leveraging “5G + e-Surfing Cloud”, we provided our subscribers with an excellent network experience as well as differentiated applications and services. As of December 31, 2020, the number of our 5G base stations in use exceeded 380,000, primarily achieving contiguous coverage in outdoor areas of all prefecture-level or above cities and some developed counties nationwide and indoor coverage of key buildings; the total number of our mobile subscribers reached 351 million, representing a net addition of 15.45 million and expanding our market share to 22.0%; the number of 5G package subscribers reached 86.50 million with a penetration rate of 24.6%. As of March 31, 2021, the number of 5G package subscribers further increased to approximately 111.23 million. For more details of our 5G operations, see “Item 4. Information on the Company—B. Business Overview”.

The network deployment, construction of infrastructure and commercialization of 5G require us to devote significant financial resources and operational efforts, and we have been exploring optimal business models for our 5G business. However, there are uncertainties in the prospects of 5G developments and operations, including the competitiveness of 5G products and services, supplies and pricing of 5G terminals, the development of 5G Standalone, or 5G SA industry chain, capital expenditures in constructing 5G base stations, our suppliers’ ability to provide 5G equipment as well as future 5G technology application scenarios. If we are unable to appropriately address such uncertainties, it may adversely impact future benefits of our 5G business, which may materially and adversely affect our business, prospects and results of operations.

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

China Telecom Group, a state-owned enterprise owned approximately 70.89% of our issued shares as of April 23, 2021. Accordingly, subject to our Articles of Association and applicable laws and regulations, China Telecom Group, as our controlling shareholder, will continue to be able to exercise significant influence over our management and policies by:

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

Under the relevant telecommunications regulations, telecommunications operators are required to interconnect with networks of other operators. China Telecom Group entered into interconnection settlement agreements with other telecommunications operators, including Unicom Group and China Mobile Group. We entered into an interconnection settlement agreement, as amended, with China Telecom Group, which allows our networks to interconnect with China Telecom Group’s networks as well as networks of the other telecommunications operators, with whom China Telecom Group had interconnection arrangements. The effective provision of our voice, Internet and other services requires interconnection between our networks and those of China Telecom Group, Unicom Group, China Mobile Group and other domestic and international telecommunications operators. Any interruption in our interconnection with the networks of those domestic or international telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and, in turn, our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that may seriously jeopardize our operations and adversely affect our profitability and growth.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential and prospects.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. However, we may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to transform our Company into a leading integrated intelligent information services operator, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding bandwidth capacity may be significant. Furthermore, in order for us to effectively respond to technological changes and more intensive competition, we may need to make substantial investments in the future.

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

We cannot assure you that we can obtain sufficient financing at commercially reasonable terms or at all. If adequate capital is not available on commercially reasonable terms, our growth potential and prospects could be materially and adversely affected. On the other hand, incurrence of debt would result in increased interest expense and could require us to agree to restrictive operating and financial covenants.

The proposed A share offering, if completed, will result in dilution of the ownership interest of our existing shareholders, and we may not be able to realize the intended benefits of the offering proceeds and there are risks relating to listing on multiple stock exchanges. There is no assurance that the proposed A share offering will proceed and complete successfully.

We currently plan to raise additional equity capital by publicly offering A shares, the number of which will be no more than 12,093,342,392 shares (namely no more than 13% of our total issued share capital upon the A share offering, without taking into account the exercise of the over-allotment option). Please see “Item 4. Information on the Company—A. History and Development of the Company—Proposed A Share Offering” for more information. Such offering, like any other issuance of equity securities, will result in dilution to our shareholders and may cause the market price of our securities to decline. In addition, if we successfully complete the A share offering and list our A shares on the Shanghai Stock Exchange, all of our shareholders (including the holders of newly issued A shares) would be entitled pro rata to our undistributed profits accumulated before the completion of our A share listing, which will dilute the interest of our existing shareholders.

We plan to apply most of the proceeds from the proposed A share offering to projects including the 5G industrial Internet construction project, the cloud-network integration new information infrastructure project, and the research and development project of sci-tech innovation. Our research and analysis on the necessity and feasibility of these projects are mainly based on current industry, technology, market and other factors, many of which are not within our control. If there are major changes in subsequent industry standards, technology trends, and market demand, the ultimate benefits generated from these projects may not meet our expectations, which will adversely affect our operating results.

Upon the completion of the proposed A share offering, our shares will be listed on multiple stock exchanges at the same time. Due to the differences in domestic and overseas regulatory rules, we need to comply with different sets of laws and regulations with respect to governance structure, compliant operation, information disclosure, internal control, investor protection, etc. In particular, we need to comply with the listing rules of all relevant regulatory authorities. This poses greater challenges to our compliant operation and investor relations management. In addition, we may incur additional costs and resources in continuously complying with all sets of securities regulatory regimes in multiple jurisdictions. Upon the listing of our A shares, holders of our A shares and H shares (including our ADSs) will be treated as different classes of shareholders for the purpose of voting on certain specific matters (such as increase or decrease of the number of class shares, cancellation or reduction of the rights of class shares, etc.). The convening and voting results of A share class shareholders meetings may have impact on our H share class shareholders (including our ADS holders). Furthermore, domestic and overseas investors may have different views on the valuation of us, and the factors that affect stock prices and their sensitivity to influencing factors may also be different among markets. These may result in significant differences in our stock prices in different stock exchanges. Systematic risks in domestic capital markets and fluctuations in domestic stock prices may adversely affect our ADS and H share investors.

The proposed A share offering is subject to approvals from China Securities Regulatory Commission, or CSRC, and other relevant regulatory authorities and may or may not proceed. The completion of such offering is also subject to market condition. Therefore, there is no assurance that the offering will complete as currently planned or at all.

If we are not able to respond successfully and cost-efficiently to technological or industry developments, our business may be materially and adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. We cannot assure you that we will be successful in responding to these developments. In addition, new services or technologies, such as cloud computing, Internet of Things, Big Data, artificial intelligence, blockchain and quantum information, present new challenges to our existing services and technologies. In the event we do take measures to respond to technological developments and changes in industry standards, the integration of new technology or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. Moreover, the successful development and application of such cutting edge technologies depend on a number of factors, including the integration of legacy networks and cloud security related challenges. We cannot assure you that we will succeed in integrating these new technologies and industry standards or adapting our network systems in a timely and cost-effective manner, or at all. Our inability to respond successfully and cost-efficiently to technological or industry developments may materially and adversely affect our business, results of operations and competitiveness.

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

Transactions in and holdings of our ADSs and H shares by U.S. persons beyond specified dates are prohibited, and the continued listing of and trading in our ADSs are subject to significant uncertainty.

On November 12, 2020, the then President of the United States signed Executive Order 13959 (as subsequently amended on January 13, 2021, the “Executive Order”) to (i) prohibit (the “Prohibitions”) any transaction by any U.S. person, subject to certain divestiture and other exemptions, in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of certain Chinese companies (each, a “Restricted Company”), (ii) prohibit possession of the foregoing securities by a U.S. person after November 11, 2021 and (iii) authorize the United States Secretary of the Treasury to publicly list an entity as a Restricted Company, with respect to which the Prohibitions shall take effect on the date that is 60 days after such listing. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) maintains a list of companies identified as a Restricted Company (the “Restricted List”) and, on January 8, 2021, added the Company to the “Issuer Name” column of the Restricted List. According to guidance issued by OFAC (available at https://home.treasury.gov/system/files/126/ccmc_gl1a_01272021_1.pdf), the Prohibitions with respect to the Company took effect on March 9, 2021, 60 days after the Company was added to the “Issuer Name” column of the Restricted List.

On December 31, 2020, the New York Stock Exchange, or the NYSE, announced that it had determined to commence proceedings to delist our ADSs on the basis that we were no longer suitable for listing in light of the Executive Order. On January 4, 2021, the NYSE announced that, in light of further consultation with relevant regulatory authorities, the NYSE no longer intended to move forward with the delisting action in relation to our ADSs. On January 6, 2021, the NYSE announced that it had determined (the “Determination”) to re-commence proceedings to delist our ADSs to comply with the Executive Order and suspended trading in our ADSs on January 11, 2021.

Separately, the Depository Trust & Clearing Corporation’s National Securities Clearing Corporation (“NSCC”) suspended trade capture activities through its Universal Trade Capture (“UTC”) and Continuous Net Settlement (“CNS”) systems for our ADSs after trading ended on January 8, 2021. As a result, our ADSs can no longer be traded in any U.S. market that relies on NSCC’s UTC and CNS systems, including the over-the-counter (“OTC”) markets. On January 20, 2021, we filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”). The Company requested that the Committee reverse the Determination and stay the trading suspension of the ADSs pending review of the Determination. However, there is no assurance that such request will be successful and that the Committee will reverse its Determination.

If our ADSs were delisted from the NYSE, in light of the evolving situation described above, the organizers of OTC markets in the U.S. would also likely prohibit, or be directed to prohibit, the trading of our ADSs on such markets. Subject to the terms of the deposit agreement entered into among the Company, the Bank of New York Mellon, and holders and beneficial owners of ADSs from time to time, holders of our ADSs may convert the ADSs into our H shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities” for further information. More importantly, pursuant to the Executive Order and the latest OFAC guidance, U.S. persons are prohibited from purchasing or selling our ADSs or H shares (subject to certain divestiture and other exemptions) beyond March 9, 2021 and holding our ADSs or H shares beyond January 8, 2022, 365 days after the Company was added to the “Issuer Name” column of the Restricted List. Furthermore, the foregoing events or any further development thereof may adversely affect investor sentiment towards our Company, regardless of our actual operating performance. As a result, the value and liquidity of our ADSs and H shares may significantly decrease.

Restrictions, sanctions and other legal or regulatory actions in various jurisdictions could adversely affect us, our suppliers, business partners and other stakeholders in the supply chain of semiconductor and telecommunications industry, which could materially and adversely affect our business operations directly and indirectly.

We procure our telecommunications network equipment, related maintenance and technical support and other equipment and services from certain PRC and overseas suppliers. See “Item 4. Information on the Company—B. Business Overview—Network System”. We also transact with our overseas branches, as well as our business partners who operate globally. Therefore, both we and our business partners are subject to the laws and regulations of various jurisdictions and international organizations. The relevant jurisdictions or international organizations include, among others, the United States, the European Union (“EU”) and the United Nations. Any restrictions, sanctions or other legal or regulatory actions in the relevant jurisdictions, such as restrictions on import and export activities, could cause disruptions or other material difficulties on the business activities of our suppliers, business partners and us. Such disruptions could prevent our suppliers from delivering equipment and services to us in accordance with the agreed terms of supply, which in turn could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment or services in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected equipment and services and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications.

Furthermore, the significant disruptions in the supply chain of semiconductor and telecommunications industry may indirectly impact the growth of our Internet services and information and application services. For example, the sanctions against certain mobile phone manufacturers may adversely affect the availability of quality 5G smart phones for users who may wish to upgrade their handsets, which could indirectly adversely affect our 5G business as such users potentially could have been our 5G package subscribers.

Any of the above and other consequences could materially adversely affect our business, results of operations, financial condition and prospects and cause a significant volatility in and a decline in our share price.

Our business may be materially and adversely affected by the COVID-19 pandemic or future health epidemics, pandemics or outbreaks.

The World Health Organization declared the outbreak of the COVID-19 pandemic on March 13, 2020. Since then, confirmed and death cases of the COVID-19 pandemic have continued to grow globally. The COVID-19 pandemic has caused significant economic and financial impact around the world. While various COVID-19 vaccine products have been developed and distributed, at this time, we are still not able to estimate the longer-term effects that the COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts our business, financial condition, results of operations will depend on future developments which are still uncertain, including the potential resurgence of the COVID-19 pandemic from time to time, the implementation of the vaccination plans by the government, the efficacy and safety of vaccine products, and other actions taken or to be taken to restrain or resolve its impact. We are continuing to monitor the spread of the COVID-19 and related risks.

Due to the outbreak of the COVID-19, the Chinese government implemented domestic temporary control measures in late January 2020. Since March 2020, while the Chinese government has been gradually easing such control measures on a nationwide basis, stringent control measures have been maintained in provinces or cities where COVID-19 resurged. Although the COVID-19 pandemic has been primarily controlled in China and China’s economy has gradually recovered, China’s economy still experienced a slowdown and may continue to face new difficulties and challenges due to the increasing risk of imported cases, temporary impossibility of total elimination of the pandemic domestically, and heightened volatility and uncertainties in the global economy.

In addition, the COVID-19 pandemic has been rapidly evolving globally and many countries have implemented vaccination plans, quarantine, social distancing and other mitigation measures to slow down the spread. The COVID-19 pandemic has severely impacted global economic activities and caused significant volatility and negative pressure in the financial markets.

The COVID-19 pandemic and other adverse public health developments could materially and adversely affect our business, financial condition and results of operations. The adverse impacts likely include disruptions to the demand of certain services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, increased bad debts risk due to the deteriorating financial condition of certain corporate customers. In addition, we have transitioned a subset of our employees to a remote work environment and allowed certain suppliers to remotely provide services in an effort to mitigate the spread of COVID-19, which may increase certain costs and risks to our business and operations, including an increased demand for information technology resources.

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

Regulators in various jurisdictions are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. For example, the General Data Protection Regulation (“GDPR”), which went into effect in the EU on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of EU countries. The GDPR created a range of new compliance obligations, and imposed significant fines and sanctions for violations. Although we have not been subject to any GDPR sanctions and have subscriber privacy policy in place, it is possible that the GDPR or other emerging regulations may be interpreted or applied in a manner that is adverse to us. Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or orders, including but not limited to privacy, data protection, information security, or consumer protection-related privacy laws and regulations, could result in proceedings or actions against us by governmental entities or individuals, subject us to fines, penalties, and/or judgments, or otherwise adversely affect our business, as our reputation could be negatively impacted.

We face a number of risks relating to our Internet-related services.

We currently provide a range of Internet-related services, including dial-up and broadband Internet access, and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to cyber attacks, including, among others, unauthorized access, denial of service attack and malicious software attack. In addition, cyber attacks may cause equipment failures, loss of information, including confidential or otherwise protected information stored in our customers’ computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations, as well as disruptions to our operations or our customers’ operations. We have devoted significant resources to network security, data security and other security measures to protect our systems and data, but we cannot assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network, including our mobile network. Furthermore, it is difficult to estimate or calculate the economic costs caused by potential cyber security incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms, as the costs may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Thus, the economic costs to us to eliminate or alleviate cyber attacks could be significant. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs. Cyber attacks may also subject us to litigations, liabilities for information loss, breach of confidentiality of private information, and/or reputational damage. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, we cannot assure you that we will not experience them in the future. Due to the evolving nature of cyber security threats, the scope and impact of any future incident cannot be predicted. While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could have a material adverse effect on our financial condition and results of operations.

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

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, results of operations and the market prices of our securities.

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

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any of the possible failure in maintaining the effective internal control over financial reporting could result in a decline of investor confidence in the reliability of our consolidated financial statements, which could cause the market prices of our securities to fluctuate.

Revenues derived from our voice services may continue to decline, which may adversely affect our results of operations, financial condition and prospects.

Revenues from our voice services continued to decline during the past several years. Our revenues from voice services decreased by 11.1% from RMB50,811 million in 2018 to RMB45,146 million in 2019 and further decreased by 9.5% to RMB40,866 million in 2020. Percentage of revenues derived from our voice services out of our total operating revenues also continued to decrease, from 13.5% in 2018 to 12.0% in 2019 and 10.4% in 2020.

Of revenues from our voice services, revenues from wireline voice services decreased by 6.6% in 2019 compared to 2018 and further decreased by 13.0% in 2020 and the percentage of revenues derived from our wireline voice services out of our total operating revenues also continued to decrease, from 5.2% in 2018 to 4.9% in 2019 and 4.1% in 2020. This is primarily due to the fact that we continued to lose wireline telephone subscribers resulting from the increasing popularity of mobile services and other alternative means of communication, such as Over-the-Top messaging services. The number of our wireline telephone subscribers decreased by 4.8% at the end of 2019 compared to that at the end of 2018 and further decreased by 2.7% at the end of 2020.

Revenues from our mobile voice services decreased by 14.0% in 2019 compared to 2018 and further decreased by 7.1% in 2020 and the percentage of revenues derived from our mobile voice services out of our total operating revenues also continued to decrease, from 8.3% in 2018 to 7.1% in 2019 and 6.3% in 2020. In recent years, while the number of subscribers of our mobile services has continued to grow, due to the increasing popularity of alternative means of communication and the continued decrease in our tariffs for mobile voice services, revenues from our mobile voice services still continued to decrease.

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

Revenues derived from our wireline broadband services may decline, which may adversely affect our results of operations, financial condition and prospects.

Our revenues from wireline broadband services decreased by 7.9% to RMB68,413 million in 2019. Such revenues increased by 5.1% to RMB71,872 million in 2020. However, due to increasing broadband penetration rates and fierce market competition, tariffs for wireline broadband may further decrease in the future. As such, we cannot assure you that we will be successful in maintaining the growth in our revenues generated from wireline broadband services, which may adversely affect our results of operations, financial condition and prospects.

We may suffer damage to our reputation due to communications fraud carried out on our network.

Communications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, poses a risk to us. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud. On September 23, 2016, six departments including the Supreme People’s Court of the People’s Republic of China (the “Supreme People’s Court”), the Supreme People’s Procuratorate of the People’s Republic of China (the “Supreme People’s Procuratorate”), the Ministry of Public Security of the People’s Republic of China (the “Ministry of Public Security”), the MIIT, the People’s Bank of China and the China Banking Regulatory Commission (now known as China Banking and Insurance Regulatory Commission) jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds (关于防范和打击电信网络诈骗犯罪的通告), on December 19, 2016, the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security jointly issued the Opinions on Several Issues concerning the Application of Law to the Handling of Criminal Cases Involving Telecom and Internet Frauds (关于办理电信网络诈骗等刑事案件适用法律若干问题的意见), and on October 25, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretation on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network (最高人民法院丶最高人民检察院关于办理非法利用信息网络丶帮助信息网络犯罪活动等刑事案件适用法律若干问题的解释).

We have implemented various measures to prevent and crack down on communications fraud. For example, we have strengthened the real identity registration of telephone users by strengthening the staff’s authentication for the real-name login system, user ID verification, portrait comparison and living body authentication. We have also adopted measures such as standardized caller transmission, abnormal traffic monitoring and interception, phishing website identification, verification of user reporting and shutdown of the numbers involved in communications fraud cases. However, there is no assurance that such measures will prevent communications fraud effectively. Communications fraud as a result of our failure in implementing the real name registration measure may result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Our authorizations to provide telecommunications services in the United States are subject to actions by the relevant authorities in the United States and we cannot assure you we will be able to maintain those authorizations in the future.

Our wholly owned subsidiary, China Telecom (Americas) Corporation, or CTA, provides international common carrier communications services between the United States and foreign countries pursuant to the authorizations previously issued to it by the United States Federal Communications Commission, or the FCC, under Section 214 of the Communications Act of 1934 and provides domestic interstate common carrier communications services in the United States based on the FCC’s blanket authority (collectively, the “214 Authorizations”). On April 4, 2020, the then President of the United States issued an executive order for the establishment of a committee to review foreign participation in the telecommunications services in the United States. On April 9, 2020, the U.S. Justice Department and other federal agencies recommended the FCC to revoke and terminate CTA’s international section 214 authorizations. On April 24, 2020, the FCC issued a Show Cause Order to CTA directing CTA to file a response demonstrating why the FCC should not initiate proceedings to revoke and terminate its 214 Authorizations. On June 8, 2020, CTA filed its response. On December 10, 2020, the FCC adopted an order (the “FCC Order”) that instituted proceedings to determine whether to revoke and/or terminate our 214 Authorizations.

CTA has appealed the FCC Order in accordance with relevant laws, regulations and regulatory requirements to safeguard its legitimate rights. We are cooperating with the regulators and providing additional details to support our position and address any concerns, and to defend our legitimate rights through legal proceedings. However, we cannot assure you that our 214 Authorizations will not be revoked or terminated. Despite that the revenues from the telecommunications services we provide in the United States in recent years have not been significant to our overall operations and financial results, losing our 214 Authorizations would have an adverse effect on our operations in North America and may also harm our reputation.

Our success depends on the continued services of our senior management team and other qualified employees.

Our continued success and growth depends on our ability to identify, hire, train and retain suitably skilled and qualified employees, including management personnel, with relevant professional skills. The services of our Directors and members of senior management are essential to our success and future growth. As we have to compete for a limited supply of qualified employees, such as managerial, sales, administration, research and development and operating personnel with adequate skills and experience, in China, we may not be able to successfully attract, assimilate or retain all of the personnel we need. We may also need to offer superior compensation and other benefits to attract and retain key personnel and therefore cannot assure you that we will have the resources to fully achieve our staffing need. Due to the intense competition for management and other personnel and qualified employees in the telecommunications industry in mainland China, any failure to recruit and retain the necessary management personnel and other qualified employees could have a material adverse effect on our business and prospects.

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

We enjoy certain preferential tax policies in China; any adverse change of such tax policies in the future may have an adverse effect on our cash flows and results of operations.

According to the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Deepening the Value-added Tax Reform Policy (Announcement No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs in 2019), from April 1, 2019 to December 31, 2021, taxpayers in the producer and consumer services sectors, including us, are allowed to deduct tax payable by adding 10% to the current deductible input tax. However, this policy may be cancelled when it expires on December 31, 2021, and in that case we will cease to benefit from this preferential tax treatment.

Applicable preferential tax policies including the above have had a positive effect on our development and business performance. Any adverse change of such tax policies in the future may have an adverse effect on our cash flows and results of operations.

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

Other PRC governmental authorities also take part in regulating tariff policies, capital investment and foreign investment in the telecommunications industry. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our flexibility to respond to market conditions. For example, the PRC governmental authorities have promulgated various regulations, rules, guidance opinions and other directives regarding network speed upgrade and tariff reduction. On May 20, 2015, the office of the State Council promulgated the Guidance Opinions Regarding Expediting the Development of the High-Speed Broadband Network and Promoting the Speed Upgrade and Tariff Reduction, calling for the telecommunications operators to reduce the data tariffs. As a result, we carried out a series of measures, including launching the upgrade service in October 2015 which allowed handset data subscribers who subscribe to our monthly data packages to rollover the unused data remaining in the monthly packages to the next month. In addition, we ceased to charge handset subscribers domestic long distance and roaming fees on and from September 1, 2017. Meanwhile, we have significantly reduced the fees of international long distance calls since May 1, 2017 and also have reduced the tariff of Internet dedicated line access for small and medium enterprises.

On March 5, 2018, the Government Work Report presented in the first plenary session of the 13th National People’s Congress of the PRC included certain policy requirements regarding network speed upgrade and tariff reduction, including requirements to: (i) increase efforts in implementing network speed upgrade and tariff reduction measures; (ii) achieve full coverage of high-speed broadband in cities and rural areas; (iii) expand the coverage of free WiFi Internet access in public areas; (iv) substantially reduce the tariffs of household broadband, corporate broadband and dedicated leased line; (v) cancel data roaming fee; and (vi) reduce mobile data tariff by at least 30% in 2018. In 2018, we implemented corresponding measures in due course to meet such policy requirements, including: (i) starting July 1, 2018, we cancelled data roaming fee within mainland China; (ii) we launched “large data traffic packages” to reduce the unit price of data traffic products; (iii) we further reduced the tariff for international roaming charges in various countries and regions; (iv) we carried out broadband upgrade by promoting Hundred-Mbps broadband; and (v) we reduced the tariff of Internet dedicated line access and commercial dedicated line access for small and medium enterprises.

On March 5, 2019, the Government Work Report presented in the second plenary session of the 13th National People’s Congress of the PRC included policy requirements regarding further promotion of network speed upgrade and tariff reduction. Such requirements include a 15% further reduction in the average broadband tariff for small and medium enterprises and a more than 20% reduction in the average tariff of mobile network in 2019. In 2019, we implemented corresponding measures in due course to meet such policy requirements, including: (i) starting January 1, 2019, we reduced out-of-package data tariff; (ii) we enhanced the promotion of large data traffic packages, enabling more subscribers to enjoy data traffic with lower unit tariff; (iii) we launched discounted traffic packages to serve the needs for specific subscribers; and (iv) starting May 1, 2019, we further reduced the tariff of Internet dedicated line access, and carried out free speed upgrade programs for qualified small and medium enterprise subscribers.

On May 22, 2020, the Government Work Report presented in the third plenary session of the 13th National People’s Congress of the PRC further required a 15% reduction in the average tariff of broadband and dedicated line. In 2020, we likewise implemented corresponding measures in due course to meet such policy requirements, including (i) carrying out optical fiber transformation and tariff discounts for our broadband subscribers that are small and medium enterprises, manufacturing enterprises and dedicated line subscribers, and (ii) implementing free speed upgrade for our qualified subscribers.

On March 5, 2021, the Government Work Report presented in the fourth plenary session of the 13th National People’s Congress of the PRC further required a 10% reduction in the average tariff of broadband and dedicated line for small and medium enterprises. In 2021, we will take corresponding measures to meet such policy requirements, including: (i) carrying out speed upgrade and favorable initiatives for small and medium enterprises subscribers of broadband and dedicated line access to launch speed upgrades, integration upgrades and service upgrades, and upgrading speed free of charge for qualified small and medium enterprises subscribers of broadband and dedicated line access; (ii) providing cloud product discount packages for small and medium enterprises subscribers; (iii) increasing policy awareness for small and medium enterprises subscribers, especially in areas where they are concentrated, such as buildings and parks.

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

In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cyber Security Law of the People’s Republic of China (“Cyber Security Law”) came into force on June 1, 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cyber security in China. On October 1, 2020, the revised Information Security Technology—Personal Information Security Specification (信息安全技术个人信息安全规范) which superseded the previous specification published in 2018 was formally implemented, adding provisions with respect to “autonomous selection of multiple business functions”, “convergence and integration of personal information collected for different business purposes”, “usage restrictions of user portraits”, “third-party access management”, “personal information security project”, and “personal information processing activity records”, etc. It also revised “exceptions for authorization and consent”, “personal information subject cancellation accounts”, etc., which provides more privacy protection with respect to the collection, utilization and retention of personal information. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Furthermore, PRC telecommunications services providers operating in other jurisdictions are also subject to the licensing and other regulatory requirements and supervision of the relevant foreign government agencies. See “—Risks Relating to our Business—Our authorizations to provide telecommunications services in the United States are subject to actions by the relevant authorities in the United States and we cannot assure you we will be able to maintain those authorizations in the future” under this Item.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government. The MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with other governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The PRC government currently uses financial resources to compensate for the expenses incurred in the universal services related projects before the establishment of a universal service fund. See “Item 4. Information on the Company—B. Business Overview—Regulatory and Related Matters—Universal Services”. However, the compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications universal services.

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

Economic developments in the PRC have a significant effect on our financial condition and results of operations. Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 40 years, the economic growth of the PRC has experienced a marked slowdown in the past few years and may continue to slow down. For example, the GDP growth rate of the PRC decreased from 10.6% in 2010 to 2.3% in 2020. Although the PRC’s GDP growth rate still outpaced other major economies in 2020, there is no assurance that the PRC’s economy will continue to outperform other countries.

In addition, the COVID-19 pandemic and its impact might continue to cause a decline of global economy and an evident slowdown in the economic development in many countries and China might not be able to avoid being affected by such development. As the PRC is increasingly connected with the rest of the world, any slowdown or decline of global economy might adversely impact the PRC economy in various respects, including reduction in exports, decreased consumer spending, higher unemployment levels, declined business confidence and continued volatility in financial markets. Any significant slowdown or decline in the PRC economy might have a material adverse impact on the PRC telecommunications industry as well as our business and operations, including decreased demand for, or delayed purchase of, our services and products, especially with regard to non-essential items, such as value-added or premium services.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, the policies of the PRC government and changes in the PRC’s and international political and economic conditions, as well as supply and demand in the local market. For example, the COVID-19 pandemic has led to disruption and volatility in the global financial markets, which has increased uncertainties in the foreign exchange markets and also fluctuations in the value of the Renminbi. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the People’s Bank of China expanded the daily floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%, which was further expanded to 2.0% in March 2014. On August 11, 2015, the People’s Bank of China announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, we cannot assure you that the People’s Bank of China will not announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. There is uncertainty in the exchange rate of the Renminbi against the U.S. dollar in the future.

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

We were incorporated under the PRC Company Law and are governed by our Articles of Association. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. With the continuous development of the Chinese economy, the PRC government has promulgated laws and regulations dealing with economic matters, such as issuance and trading of securities, foreign investment, corporate organization and governance, commerce, taxation and trade, with the aim of forming a comprehensive business legal system. However, because many related laws and regulations are relatively new, and because of the rapid development in the PRC telecommunications industry, the impact of these laws and regulations on the rights and obligations of relevant persons involves uncertainties.

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

We are a company incorporated under the PRC Company Law, and substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our Directors and officers reside within the PRC, and substantially all of the assets of our Directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our Directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, our PRC counsel has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, you may not have the ability to seek certain legal remedies in U.S. courts as private plaintiffs. Even if you sue successfully in a U.S. court or any of the other jurisdictions mentioned above, you may not be able to collect on such judgment against the Company or our Directors and officers. You may have to rely on domestic legal remedies that are available in the PRC. Recognition and enforcement in the PRC of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to Article 177 of the amended PRC Securities Law, which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. Therefore, the SEC, the U.S. Department of Justice and other U.S. authorities may have difficulties in conducting investigations, or bringing and enforcing actions against us or our Directors and officers in China.

Holders of H shares may be subject to PRC taxation.

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementing regulations, holders of our H shares or ADSs which are “non-resident enterprises” for the EIT Law’s purpose are subject to enterprise income tax at the rate of 10.0% with respect to dividends paid by us and income derived from sale of our H shares or ADSs, unless reduced under an applicable tax treaty. In addition, a resident enterprise, including a foreign enterprise whose “de facto management body” is located in the PRC, is not subject to any PRC income tax with respect to dividends paid to it by us. The capital gains realized by such resident enterprise are subject to the PRC enterprise income tax. Specifically, according to the Notice of the PRC State Administration of Taxation Concerning the Withholding Enterprise Income Tax on Dividend Distributed by PRC Resident Enterprises to Overseas Non-Resident Enterprise Holders of H shares issued in November 2008 and the Approval of the PRC State Administration of Taxation Concerning the Collection of Enterprise Income Tax on Dividend from B-shares Received by Non-Resident Enterprise issued in July 2009, when PRC resident enterprises distribute dividend to overseas non-resident enterprise holders of H shares for the year 2008 and the years thereafter, the 10.0% enterprise income tax will be withheld. The Company will withhold the 10.0% enterprise income tax when it pays dividends to holders of H shares or ADSs who are non-resident enterprises. See “Item 10. Additional Information—E. Taxation—People’s Republic of China”.

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

Several natural disasters and health hazards have struck mainland China in recent years. See “—Risks Relating to Our Business—Our business may be materially and adversely affected by the COVID-19 pandemic or future health epidemics, pandemics or outbreaks” under this Item. In 2020, certain areas of mainland China suffered from natural disasters, including floods in Yangtze River and Huai River basins affecting large areas, super typhoon “Hagupit” sweeping across many provinces and cities in south China, multiple landslides in Longnan of Gansu Province and Wuxi of Chongqing Municipality, which resulted in significant damage to the telecommunications equipment in the affected areas. We have suffered damage from similar nature disasters in the past years. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any severe natural disasters or health hazards may have a material adverse effect on our financial condition and results of operations.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection. In addition, legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S.

Our independent registered public accounting firm, or our auditor, that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations without the approval of the Chinese authorities, our auditor is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that SEC and PCAOB had dialog with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialog with “Big Four” accounting firms on audit quality in China, highlighting that PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China on a comparable basis to other non-U.S. jurisdictions. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular PRC laws, on June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to non-compliant jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comment and information with respect to the development of these proposals. Furthermore, the Division of Corporation Finance of the SEC issued staff guidance on Disclosure Considerations for China-Based Issuers on November 23, 2020. Any resulting actions, proceedings or new rules from these recommendations could adversely affect the listing and compliance status of China-based issuers listed in the United States, including us, and may have a material and adverse impact on the trading of the securities of such issuers, including our ADSs.

Furthermore, on December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government (the “Submission Requirement”) and make certain additional disclosure in their SEC filings (the “Disclosure Requirement”). In addition, if the auditor of a U.S.-listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after December 18, 2020, the SEC is required to prohibit the securities of these issuers from being traded on a U.S. national securities exchange, such as the NYSE, on OTC markets in the U.S. or through any other method within the SEC’s jurisdiction to regulate. The HFCA Act requires the SEC to issue new rules within 90 days of the enactment to implement the HFCA Act. On December 18, 2020, the SEC then-Chairman stated that prior to enactment of the HFCA Act, the SEC staff were finalizing recommendations for proposed rules regarding enhanced listing standards for U.S. securities exchanges and auditor qualifications for the SEC’s consideration and directed the SEC staff to consider providing a single consolidated proposal for the SEC’s consideration on issues related to the PCAOB’s access to audit work papers, exchange listing standards and trading prohibitions due to the substantial overlap between the SEC staff’s proposal in response to the PWG Report’s recommendations and the HFCA Act. On March 24, 2021, the SEC issued the Interim Final Rule on HFCA Act Disclosure dated March 18, 2021 and requested for comments until May 5, 2021 when the Interim Final Rule would become effective. The Interim Final Rule would add Item 16I (Disclosure Regarding Foreign Jurisdictions that Prevent Inspections) in Form 20-F to reflect the Disclosure Requirement, which requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. The Interim Final Rule clarified that a foreign issuer that is owned or controlled by a foreign governmental entity is not required to comply with the Submission Requirement. In addition, a foreign issuer will not be required to comply with Item 16I in Form 20-F until the SEC has identified it as having a non-inspection year under a process to be subsequently established by the SEC with appropriate notice. Once identified, a foreign issuer will be required to comply with Item 16I in Form 20-F in its annual report for each fiscal year in which it is identified. The SEC plans to separately address implementation of the trading prohibitions in the HFCA Act in a future notice and comment process. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators.

As of the date of this annual report, we have not been identified by the SEC as having a non-inspection year. However, we cannot assure you that we will not be identified as such in the future. In addition, as a result of the enactment of the HFCA Act, trading of our ADSs in the United States may be effectively terminated if our auditor is not inspected by the PCAOB for three consecutive years. This could also result in our ADSs being delisted from the NYSE. Subject to the terms of the deposit agreement entered into among the Company, the Bank of New York Mellon, and holders and beneficial owners of ADSs from time to time, holders of our ADSs may convert the ADSs into our H shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities” for further information. The value and liquidity of our ADSs may therefore be materially and adversely affected.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be carried out in a manner acceptable to authorities in China and the U.S., we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. In addition, if the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. These could lead to possible delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, and adversely affect the value and liquidity of our ADSs in the United States. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our securities may be adversely affected.

Risks Relating to Our ADSs

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, our announcements relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Item 4.	Information on the Company.

A. History and Development of the Company

Our Restructuring and Initial Public Offering in 2002

We were incorporated under the PRC Company Law on September 10, 2002 as a joint stock company with limited liability under the name “China Telecom Corporation Limited”. As part of our initial restructuring, China Telecom Group’s telecommunications operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province, together with the related assets and liabilities, were transferred to us in consideration of 68,317,270,803 of our shares.

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

On October 14, 2015, the Company entered into a transfer agreement with (i) CMCL and related subsidiaries (together, “Mobile”), (ii) CUCL and Unicom New Horizon Telecommunications Company Limited (“New Horizon”, together with CUCL, “Unicom”), (iii) China Reform Holding Company Limited (“CRHC”) and (iv) the Tower Company (the “Transfer Agreement”). Pursuant to the Transfer Agreement, the Company agreed to sell certain telecommunications towers and related assets in an aggregate amount of RMB30,131 million and inject cash in the amount of RMB2,966 million to the Tower Company in exchange for 33,097 million new shares, with a par value of RMB1.00 per share, issued by the Tower Company. The cash injected by the Company into the Tower Company under the Transfer Agreement was funded by the Company using its internal cash resources. All conditions precedent to the completion of the transactions contemplated under this agreement were fulfilled and completion of the transactions contemplated under this agreement occurred on October 31, 2015. As a result, the Company, Mobile, Unicom and CRHC own 27.9%, 38.0%, 28.1% and 6.0%, respectively, of the share capital of the Tower Company. On January 29, 2016, the Company and the Tower Company entered into a Share Subscription Agreement to acknowledge the number and price of the shares issued by the Tower Company to the Company.

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

The Tower Company is primarily engaged in the construction, maintenance and operation of telecommunications towers as well as ancillary facilities. The Tower Company will have a significant effect on the growth of our mobile business and our results of operations, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations and further development of our mobile business is dependent on the Tower Company”. We have leveraged the rich towers resources of the Tower Company to promptly and effectively expand our 4G network coverage and density, and improve our network competitive strength; in the long term, we would benefit from the operations of the Tower Company in the following aspects: (i) we would enhance our long-term profitability by leveraging on the existing tower assets as well as the cooperation made possible by the Tower Company; and (ii) as one of the major shareholders of the Tower Company, we would benefit from its future earnings and value enhancement.

Disposal of Chengdu E-store Technology Co., Ltd. and Establishment of Tianyi Capital Holding Co., Ltd.

On September 25, 2017, the Company entered into a disposal agreement with Besttone Holding Co., Ltd., or Besttone Holding, a subsidiary of China Telecom Group, pursuant to which the Company agreed to sell to Besttone Holding the 100% equity interest in Chengdu E-store Technology Co., Ltd., or E-store for an initial consideration of RMB249 million, which was concluded based on the valuation of the equity interest in E-store as of March 31, 2017. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on the change in the book value of the net assets of E-store during the period from March 31, 2017 to the completion date of the disposal. The control of the equity interest in E-store was transferred to Besttone Holding on October 31, 2017. The final consideration was arrived at RMB251 million, among which the initial consideration amounting to RMB249 million was received by us on November 16, 2017.

On November 30, 2017, we set up a wholly-owned subsidiary, Tianyi Capital Holding Co., Ltd., or Tianyi Capital, which engages in capital investment activities and provision of consulting services. The registered capital of Tianyi Capital is RMB5,000 million.

Establishment of China Telecom Leasing Corporation Limited

On November 30, 2018, we and China Telecom Global Limited jointly established China Telecom Leasing Corporation Limited, which engages in telecommunications equipment procurement, financial leasing and related fund raising operations. The registered capital of China Telecom Leasing Corporation Limited is RMB5,000 million with 75% and 25% equity interest held by us and China Telecom Global Limited, respectively.

Establishment of China Telecom Group Finance Co., Ltd.

On June 22, 2018, we, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”, a subsidiary of China Telecommunications Corporation) entered into a capital contribution agreement to jointly establish China Telecom Group Finance Co., Ltd., or China Telecom Finance. China Telecom Finance, a non-banking financial institution legally established with the approval of China Banking and Insurance Regulatory Commission, is a limited liability company incorporated in the PRC on January 8, 2019 with the purpose of providing capital and financial management services to the member units of China Telecommunications Corporation. Pursuant to the capital contribution agreement, the registered capital of China Telecom Finance is RMB5,000 million. The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. Upon its establishment, China Telecom Finance became a non-wholly owned subsidiary of the Company.

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

Establishment of E-surfing Smart Home Technology Co., Ltd.

On February 1, 2019, we set up a wholly–owned subsidiary, E-surfing Smart Home Technology Co., Ltd., or Smart Home Company, which engages in e-Surfing HD, smart home, home gateway and Smart Home Networking services targeting the Smart Family Ecosphere. The registered capital of Smart Home Company is RMB1,000 million.

Establishment of E-surfing Internet of Things Technology Co., Ltd.

On February 2, 2019, we set up a wholly–owned subsidiary, E-surfing Internet of Things Technology Co., Ltd., or IoT Company, which engages in the Internet of Things (“IoT”) and Internet of Vehicles services targeting IoT Ecosphere. The registered capital of IoT Company is RMB1,000 million.

Delisting Proceedings of our ADSs

On January 6, 2021, the NYSE, following the reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order signed by the then President of the United States. On January 20, 2021, we filed a written request with the NYSE for a review of its determination. See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business – Transactions in and holdings of our ADSs and H shares by U.S. persons beyond specified dates are prohibited, and the continued listing of and trading in our ADSs are subject to significant uncertainty”.

Proposed A Share Offering

On March 9, 2021, the Board approved the proposal to apply for the offering and listing of our A shares on the Main Board of the Shanghai Stock Exchange, and a circular dated March 17, 2021 was sent to our shareholders. Subsequently, the proposal was proposed to and was approved by our respective shareholders at the extraordinary general meeting, the domestic shareholders’ class meeting and the H shareholders’ class meeting of the Company held on April 9, 2021, respectively. Subject to approvals from the CSRC and other relevant regulatory authorities, and compliance with the regulatory requirements of the place of listing including the minimum proportion of the issuance, the number of A shares to be publicly issued by the Company will be no more than 12,093,342,392 shares (namely no more than 13% of the total issued share capital of the Company upon the A share offering, and prior to the exercise of the over-allotment option) with a par value of RMB1.00.

Disposals of E-surfing Pay Co., Ltd and China Telecom Leasing Corporation Limited

On March 26, 2021, we entered into agreements with China Telecommunications Corporation, pursuant to which we agreed to sell, and China Telecommunications Corporation agreed to purchase all the share capital in E-surfing Pay Co., Ltd with an investment amount of RMB500,000,000 held by us for a consideration of RMB3,897 million. On the same date, we and our wholly owned subsidiary, China Telecom Global Limited, entered into agreements with China Telecommunications Corporation and its subsidiary, Guang Hua Properties Limited, pursuant to which, we and China Telecom Global Limited respectively agreed to sell, and China Telecommunications Corporation and Guang Hua Properties Limited agreed to purchase, 75% and 25% of the share capital in China Telecom Leasing Corporation Limited from us and China Telecom Global Limited for a consideration of RMB 131 million and RMB44 million, respectively. Please refer to Exhibits 4.88 and 4.89 to this annual report for more information.

Organizational Structure

Set out below is a chart illustrating our corporate structure and significant subsidiaries as of April 23, 2021:

(1)	Formerly known as China Telecom (Hong Kong) International Limited
(2)	Formerly known as China Unicom (Macau) Company Limited.
(3)	Formerly known as Unicom Huasheng Telecommunications Technology Company Limited
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

In December 2018, China Telecom Group, our controlling shareholder, was granted the approval from the MIIT to permit China Telecom Group to utilize the 3400MHz-3500MHz spectrum nationwide to conduct fifth generation (5G) mobile communication pilot programs. We have been authorized by China Telecom Group to conduct 5G system scale trial in the PRC.

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

In 2020, technologies such as 5G, cloud and artificial intelligence (AI) integrated to bring about fusion with robust development in digital economy. We built up new information infrastructure with 5G and cloud as the core, and stimulated increasing and diversified customer demand for integrated intelligent information services. In particular, we pioneered 5G standalone (SA) scale commercialization and rolled out customized 5G network to meet the differentiated demands from vertical industries for low latency, wide-area connectivity and network security, among others.

Our Operation Strategy

In 2020, we comprehensively implemented the “Cloudification and Digital Transformation” strategy, the essence of which is to be customer oriented while promoting cloud and network convergence based digital upgrade, and innovating digital products and services offering, in order to provide integrated intelligent information service for customers. We established the new development pattern from an all-round perspective and strived to enhance its market competitiveness and corporate vitality. In particular:

•

Strengthening the landscape of cloud-network capabilities and building new infrastructure based on cloud-network integration: adhering to the strategic direction of “Cloud central, Network around, Network adaptive to cloud, Cloud and network as one”, we sped up the construction of new infrastructure based on cloud-network integration. We continued to promote 5G network co-building and co-sharing and conducted 4G network co-sharing at the same time. In line with the overall “2+4+31+X+O” deployment, we accelerated the construction of e-Surfing Cloud and IDC, and commenced the development of multi-access edge computing (MEC) and forged capabilities of cloud-edge coordination by leveraging our massive amount of exchange buildings at the edge.

•

Building a digitalized platform to empower digital transformation: we strengthened the development of our digitalized platform to empower the internal and external digital transformation. Internally, we pushed forward the digitalization of our operation. We explored the potential demand for 5G and Smart Family by leveraging AI and Big Data, accelerated the construction of our new-generation cloud-network operating system to support the scale commercialization of 5G SA and enhance the efficiency of service activation and product loading, while optimizing our network quality and user experience. Externally, we propelled cloud migration, the use of data and intelligence injection for our customers, and built the technological foundation for digitalized platform. Supported by our digitalized platform, we aggregated our internal fundamental capabilities including communications, security, AI, Big Data and IoT, among others, while combining external digital ecology, to inject intelligence powered by data and provide endowment for products and services, so as to propel Industrial Digitalization and intelligent transformation.

•

Promoting sci-tech innovation to accelerate the shift towards a sci-tech company: we pushed forward our research and development system reforms and stimulated vitality for sci-tech innovation. Focusing on the technological development objectives, we increased our investment in R&D, elevated the input and output efficiency of R&D resources, and strengthened our R&D teams in key areas such as cloud-network integration and security.

•

Deepening reforms on all fronts to inspire corporate vitality and expanding cooperation to forge ecological competitiveness: we pushed forward deepened reforms on all fronts, sped up the establishment of a new customer-oriented institutional system and built a vertically integrated business group serving government and enterprise customers. We strengthened the planning of ecosystem, continued to expand our corporate boundaries and deepened cooperation of the whole industry chain. Leveraging our core capabilities and platform, we enriched the ecology for industries such as family informatization and vertical industries for government and enterprise customers. We also strengthened cooperation and eco-aggregation with capital financing, expanded innovative cooperation in emerging areas, and gradually created an industry chain ecology with a larger scope and at a higher level.

Subscribers and Service Usage

Our operating revenues depend largely on the size of our customer base, usage volume and the structure and level of our tariffs. The following table shows our selected operating data as of the dates and for the periods indicated.

	As of or for the year ended December 31,
	2018	2019	2020
Mobile subscribers (in millions)	303.0	335.6	351.0
Mobile voice usage (in billion minutes)	827.7	820.3	784.5
Handset data traffic (in kTB)	14,073.0	24,370.0	34,690.0
Wireline broadband subscribers (in millions)	145.8	153.1	158.5
Wireline telephone subscribers (in millions)	116.5	110.9	107.9
e-Surfing HD subscribers (in millions)	105.3	112.6	115.9
IoT connected devices (in millions)	106.9	157.4	237.6

Our Products and Services

In 2020, we accelerated the progress of cloudification and actively deployed digital transformation of our business, aiming at building a new information infrastructure embedded cloud-network integration.

Internet Services

Our Internet services consist of wireline Internet access services, including dial-up and broadband services, and mobile Internet services. Internet services have become increasingly important in our revenue structure. We offer Internet services through integrated and customizable service plans along with other various business models, which creates the synergy that benefits our Internet, mobile and other services.

In 2020, we adhered to proactive marketing strategy and strengthened precision marketing capabilities empowered by data capabilities. We strengthened terminal operation by fully leveraging our sales channels and sales points to meet consumers’ demand for upgrading to 5G devices and to foster popularity of 5G terminals. As of December 31, 2020, the total number of our mobile subscribers was approximately 351.0 million with a net addition of almost 15.5 million for the full year, expanding our market share to 22.0%.

In addition, we created a new development mode of “5G + Privileges + Applications” to forge new edges in the area of individual informatization services. Leveraging “5G + e-Surfing Cloud” capabilities, we provided users with high-quality network experience and differentiated applications and services. We optimized our unique 5G member privilege system, cooperated with top application partners to launch eco-privileges and rolled out a number of applications featuring 5G, including e-Surfing Cloud Drive, e-Surfing Ultra HD, Color Ringback Tone with Video, e-Surfing Cloud VR and e-Surfing Cloud Game. Furthermore, we took the lead in the industry by launching the 5G cloud mobile phone, namely “e-Surfing One”, which leveraged the capabilities of cloud-network integration to break through performance bottlenecks for devices and facilitated the accelerating popularization of 5G devices. As of March 31, 2021, the number of 5G package subscribers was approximately 111.23 million, empowering the future growth of our mobile Internet services.

We focused on meeting the demand for digitalization and intelligentization from family customers and comprehensively upgraded family informatization services. With the “Triple-Gigabit” access service comprising 5G + Fiber Broadband + WiFi6, we enhanced the customer experience of family services by promoting convergence of 5G and family services and accelerating the speed upgrades of family broadband and WiFi services. Furthermore, we developed the DICT products and services portfolio for Smart Family and enriched the portfolio of terminals and applications in functional use cases such as home security surveillance, living space coziness, education and entertainment to meet the needs of family life scenes. See “—Information and Application Services” below for further details. As of December 31, 2020, the number of our wireline broadband subscribers reached 158.5 million, representing a net addition of 5.4 million from 153.1 million as of December 31, 2019.

In September 2019, in order to build a 5G network on an efficient basis and to rapidly create our 5G service capabilities, we entered into the 5G Cooperation Agreement with CUCL to leverage the mutually complementary advantages in network and spectrum resources and rolled out 5G network co-building and co-sharing, effectively saving costs on network construction, operation and maintenance while enhancing the market competitiveness of 5G network and business. For more details, see “Item 4. Information on the Company—B. Business Overview—Network System—Co-building and co-sharing with China Unicom”. In 2020, we continued to promote 5G network co-building and co-sharing. By the end of 2020, the total number of 5G base stations in use exceeded 380,000. In June 2020, 5G Implementation Guidelines: SA Option 2, or the SA Guidelines, was released by GSMA which represents the interests of mobile operators worldwide, including handset and equipment manufacturers, software companies, equipment suppliers and Internet companies, as well as organizations in adjacent industry sectors. The SA Guidelines which we have been taking the lead in drafting is the world’s first systematic guidance for large-scale 5G standalone (SA) deployment. We also took a global lead in achieving scale commercialization of 5G SA network, and launched customized 5G networks including “Wide-area”, “Adjacent” and “Wingspan” to meet the differentiated demand of vertical industry customers for features such as low latency, massive number of connections, network security and cloud-edge coordination. Meanwhile, we conducted 4G network co-sharing and activated approximately 170,000 co-shared 4G base stations throughout the year.

Information and Application Services

Our information and application services include Internet protocol TV, or IPTV (e-Surfing HD), Whole-home WiFi, Family Cloud, e-Surfing Webcam, IDC, cloud computing, content delivery networks, or CDN, Big Data, digital platform and system integration related services, as well as caller display, SMS, multimedia messaging services, or MMS, email services and music related content and applications services.

In 2020, we persisted to promote household informatization services, and promoted the “Triple-Gigabit” access service comprising 5G + Fiber Broadband + WiFi6 based on our five-in-one Smart Family product and service portfolio, combining Smart Broadband, Smart Home Platform, Smart Applications, Smart Security and Smart Services, continuing to upgrade our Smart Family product and service portfolio. The number of our e-Surfing HD subscribers reached 115.9 million as of December 31, 2020 from 112.6 million as of December 31, 2019. The Smart Family applications are becoming more enriched and delivering an increasing value contribution.

Capturing opportunities emerging from the digital transformation of the economy and society, we integrated emerging information technologies such as 5G and cloud, established a digitalized platform, re-packaged our fundamental capabilities to form new services, and accelerated our technological endowment. We pioneered 5G SA scale commercialization and rolled out customized 5G network to meet the differentiated demands from vertical industries for low latency, wide-area connectivity and network security, among others. Leveraging the technical features of 5G “Super Uplink” (UL Tx switching), edge cloud and the IoT, we built a series of benchmark projects for various vertical industries such as industrial Internet, smart energy, smart healthcare and smart parks, and gradually launched 5G innovative applications such as remote control, machine vision, and Automated Guided Vehicles (AGV). As of December 31, 2020, we had signed contracts with a total of nearly 1,900 customers for our 5G industry applications, with more than 1,100 use cases being launched. Furthermore, focusing on the scenario-based demands from enterprises’ cloud migration, we continued to optimize our resource deployment for IDC and cloud. Our IoT open platform supported mainstream IoT access protocols, enabling the rapid launch of partners’ application products, and the number of IoT connected devices reached 237.6 million as of December 31, 2020, representing an increase of 50.9% over that of December 31, 2019.

Voice Services

Our voice services include mobile voice services and wireline voice services.

Prior to September 1, 2017, our mobile voice services included local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. We ceased to charge mobile voice services subscribers the domestic long distance and intra-provincial and inter-provincial roaming fees on and from September 1, 2017. In 2018, we insisted on the multi-mode handset strategy, promoted industry chain development, and published the industry’s first white paper on multi-mode AI handsets.

Amid the intense market competition in 2020, the number of our mobile subscribers grew from 335.6 million as of December 31, 2019 to 351.0 million as of December 31, 2020. The mobile voice usage decreased to 784.5 billion minutes in 2020 from 820.3 billion minutes in 2019.

Our wireline voice services include local wireline services, domestic long distance wireline services and international long distance wireline services. The total number of wireline telephone subscribers decreased to 107.9 million as of December 31, 2020 from 110.9 million as of December 31, 2019.

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

In 2020, we continued to focus on government, financial and large enterprise customers. Our marketing efforts focused on providing global one-stop services, tailored services and total solutions to these customers. These customers can enjoy a full range of consulting and technical support services by contacting any of our designated account managers.

Others

Our other services primarily include sales and repairs and maintenance of equipment, resale of mobile services and property rental.

Please see “Item 5. Operating and Financial Review and Prospects” for more discussion of the revenues from our products and services.

Our Customers and Brand Management

In 2020, we continued to promote our full-service brand names under the brand “China Telecom”, and further enhanced the brand image of “China Telecom” as an integrated intelligent information service operator through, among others, promoting China Telecom broadband, e-Surfing Smart Family (including Whole-home WiFi, e-Surfing Webcam, Family Cloud and other products), Hello 5G and e-Surfing Cloud services and products. Through providing contents to our services on a multi-dimensional level and our coordinated marketing efforts, we continue to strengthen and enhance the brand recognition and market influence for “China Telecom”.

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

We offer international long distance wireline services through the international gateways of China Telecom Group. China Telecom Group negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and we follow those settlement arrangements and rates.

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

With respect to international roaming of our mobile voice services, we provide roaming services to our customers and determine the roaming charges in accordance with roaming agreements between China Telecom Group and the international operators.

Internet Services and Information and Application Services

We determine tariffs for these services according to market conditions. In addition, pursuant to the policy requirements of the PRC government regarding network speed upgrade and tariff reduction, in 2019, we rolled out corresponding measures in due course to meet the policy requirements, including: (i) starting January 1, 2019, we reduced out-of-package data tariff; (ii) we enhanced the promotion of large data traffic packages, enabling more subscribers to enjoy data traffic with lower unit tariff; (iii) we launched discounted traffic packages to serve the needs for specific subscribers; and (iv) starting May 1, 2019, we further reduced the tariff of Internet dedicated line access, and carried out free speed upgrade programs for qualified small and medium enterprise subscribers. In 2020, we likewise implemented corresponding measures in due course to meet such policy requirements, including (i) carrying out optical fiber transformation and tariff discounts for our broadband subscribers that are small and medium enterprises, manufacturing enterprises and dedicated line subscribers, and (ii) implementing free speed upgrade actions for our qualified subscribers.

Telecommunications Network Resource and Equipment Services

We determine the tariffs for our telecommunications network resource and equipment services according to market conditions. We generally charge a fee for installation of our telecommunications network resource services and a fixed monthly fee. We offer various promotion discounts for our customers who wish to upgrade to higher bandwidth services. These promotion discounts have stimulated demand for our telecommunications network resource services in recent years. Besides, the tariff for network equipment service have generally decreased in recent years. We provide different discounts and free experience services to our customers on a case-by-case basis.

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

As of December 31, 2020, subscribers of our mobile services can roam on mobile networks in more than 200 countries and regions based on international roaming agreements between China Telecom Group and the local operators or roaming service providers. A mobile service subscriber using international roaming services is charged at our roaming usage rates for both incoming and outgoing calls, plus applicable long distance tariffs. We settle roaming revenues and expenses with international telecommunications operators in accordance with roaming agreements between China Telecom Group and the international operators. China Telecom Group has also agreed to our participation in the negotiation of its future international roaming agreements.

Marketing, Sales, Distribution and Customer Services

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as an intelligent full-service telecommunications service provider and utilize our comprehensive services platform and nationwide marketing and distribution network. We have devoted substantial efforts in advertisements to promote recognition of and loyalty to our products and services. Fully leveraging the advantages arising from corporate informatization, we expedited digital transformation, leading to continual improvement of the quality and efficiency of operations and management.

By pursuing the digital transformation of customer operations, we built customer operation teams comprising relevant talents, strengthened data modelling for different business scenarios, improved data-driven insight capabilities and utilized artificial intelligence for sales and marketing activities to match customer needs with high precision. By pursuing the digital transformation of sale channel operation, we took advantage of online and offline integration, accelerated the construction of a marketing service system that embedded full integration of all channels, covering all use cases and engaging the full cooperation of all ecologies.

In particular, we have adopted various sales and marketing approaches and initiatives, such as customer experience, customer relationship management, SMS, telesales, sales plans and joint promotion with our business partners such as Internet portal companies and software development companies, to promote our products and services, in particular, our information and application services.

Customer Service

In 2020, we continued to transform our physical outlet network to operate with chain store-like and experience-oriented approach, providing a continuously improving customer service perception on scenario-based experience. By pursuing the digital transformation of customer services, we established a cloud-based platform for customer service staff to provide service at home, promoted remote video service counters and fully utilized intelligent voice navigation and online service contact points to assure service quality throughout the COVID-19 pandemic.

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

Insisting on the customer-oriented principle, we continued to enhance service quality. In 2020, the evaluation system of “whether service is good or not, subscribers have the final say” was established. We applied indicators such as subscribers satisfaction, product recommendation net score and contact service satisfaction rate, and regarded customer reputation as a service evaluation criterion to promote the improvement of service quality. We established a sound customer perception experience and evaluation mechanism to recognize problems in network, products and services from the perspective of subscribers. In respect of broadband network, we have closely tracked and analyzed the problems identified in customer satisfaction surveys, customer complaints, malfunction and complaints throughout the year, and implemented policies and promoted the rectification of problems in different provinces. In respect of mobile network, we have carried out improvement and upgrading actions for the benchmarking experience of critical scenes in key areas and neighborhoods with weak communication quality to enhance user perception and experience. In respect of cloud-network key perception, we have promoted standard optimization, perception evaluation and targeted improvement of service capabilities. Adhering to the principle of “wherever the subscriber is, the service is”, we continued to promote the digital transformation of services and improve the smart service capabilities. During the year of 2020, we deployed and promoted the “home customer service” mode to ensure that customers could process services easily and without leaving home.

In 2020, we continued to maintain leading position in the industry in terms of overall user satisfaction according to the assessment conducted by the MIIT.

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

In addition, adhering to the strategic direction of “Cloud central, Network around, Network adaptive to cloud, Cloud and network as one”, we sped up the construction of new infrastructure based on cloud-network integration. In line with the overall “2+4+31+X+O” deployment plan (meaning two super-large data center parks and public cloud nodes in Inner Mongolia and Guizhou serving our global business; data center clusters and cloud resource pools in four key regions including Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, Shaanxi-Sichuan-Chongqing; provincial data centers and cloud nodes deployed in 31 provinces; edge data centers and cloud nodes widely distributed and deployed at the level closest to users; and overseas data centers and cloud nodes) we accelerated the construction of e-Surfing Cloud and IDC. Endeavoring to build a wide-coverage, low-latency and intelligent carrying network with cloud/IDC, we promoted the upgrade of gigabit fiber broadband networks in 280 cities, built five major regional reconfigurable optical add-drop multiplexer (ROADM) transmission backbone networks covering 31 provinces across China, and expanded the coverage of our superior optical transport network for government and enterprise customers.

Network Architecture

Our network system consists of access networks, data networks, core networks, transport networks, service networks and support networks.

•

Access networks: Access networks include wireline access network based on optic fibers and wireless access network, which are directly connected to customers to provide wireline and wireless data and voice services.

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

Co-building and co-sharing with China Unicom

In September 2019, following market principles, we entered into the 5G Cooperation Agreement with CUCL. Pursuant to the 5G Cooperation Agreement, we will cooperate with CUCL to jointly co-build one 5G access network nationwide and co-share 5G spectrum and network resources. Each party will continue to operate its business and branding independently. In respect of settlement under the 5G Cooperation Agreement, based on the principle that parties shall not make a profit from such settlement, we and CUCL will formulate a reasonable and precise settlement arrangement, following fair and equitable market practices, to maximize the benefits of cooperation for both parties and maintain a sustainable cooperation. In 2020, we continued to promote 5G network co-building and co-sharing. We believe that the cooperation is beneficial to the efficient construction of 5G network and the reduction of network construction investment as well as operation and maintenance costs while enhancing efficiency in network and assets operation, which enables us to rapidly create 5G service capability and strengthen network quality and business experience so as to achieve a win-win situation for both parties. As of December 31, 2020, the number of 5G base stations in use exceeded 380,000.

In addition, in 2020, we carried out resources co-sharing with China Unicom of 4G network and collectively activated approximately 170,000 co-shared 4G base stations throughout the year, which further optimized the 4G network coverage, as well as achieved savings in investment and operations and maintenance costs. At the same time, working with industry partners, we have been actively exploring co-building, co-sharing and co-maintenance cooperation in various projects including transmission network, communication equipment rooms, emergency response and international submarine cables.

Equipment procurement

We purchase most of our network equipment from leading international and domestic suppliers. We purchase a variety of network equipment from domestic suppliers, such as transmission equipment and local switches. We make most of our purchases through competitive tenders negotiation primarily based on product and service quality, system compatibility and price of the suppliers.

Purchases from our five largest suppliers of telecommunications equipment accounted for approximately 29.2% of our total amount of annual purchases in 2020. Purchases from our single largest supplier of telecommunications equipment accounted for approximately 15.7% of our total amount of annual purchases in 2020.

Competition

Following the industry restructuring in 2008, China Unicom and our Company have full-service capabilities and compete with each other in both wireline and wireless telecommunications services. China Mobile continues to be the leading provider of mobile telecommunications services in the PRC and competes with us in mobile telecommunications services and other telecommunications services. In June 2019, the MIIT granted the 5G permit to China Telecom Group, China Mobile Group, Unicom Group and China Broadcasting Network. In December 2013 and May 2016, China Mobile and China Broadcasting Network, respectively, received a license from the MIIT to operate fixed-line businesses, leading to intensified competition in this sector. Currently, we compete against China Unicom, China Mobile and China Broadcasting Network in terms of fixed-line voice and broadband services.

Since the PRC’s accession to The World Trade Organization (the “WTO”), foreign operators have been permitted to gradually increase their investments in the telecommunications industry in the PRC. Like domestic service providers, foreign operators are subject to the licensing requirements of the MIIT. In addition, investments by foreign operators may not exceed limits set forth in the relevant laws and regulations with respect to the amount of investment and percentage of total ownership interests that foreign operators are permitted to make in telecommunications enterprises in the PRC. For example, the foreign ownership in basic telecommunications services shall be no more than 49.0%, and the foreign ownership in value-added telecommunications services (other than e-commerce services, domestic multi-party communication services, storage and forwarding services, and call center services) shall be no more than 50.0% except in the pilot free trade zones in China. See “—Regulatory and Related Matters—Licensing” included elsewhere under this Item.

We also face increasing competition from other competitors outside the telecommunications industry, in particular, from Internet services providers and mobile software and application developers, such as Over-the-Top messaging or voice services providers who offer contents and services on the Internet without their proprietary telecommunications network infrastructure. These competitors are competing with us in information and application or voice services. In recent years, the PRC Government has taken various initiatives to encourage competition in the telecommunications industry, such as the policy encouraging private capital to enter the industry, in addition to a series of guidance to such effect. Specifically, in May 2010, the PRC State Council issued Certain Opinion on Encouraging and Guiding the Sound Development of Private Investment, encouraging private investment in industry sectors that are mainly state-owned, such as basic telecommunications services. In June 2012, the MIIT issued Opinions on Encouraging and Guiding Private Investment in the Telecommunications Industry, encouraging private-sector investment in the telecommunications industry. On April 28, 2018, the MIIT issued the Circular on Commercialization of Mobile Telecommunications Resale Business, pursuant to which the MIIT granted commercial operation approval to the mobile communications resale business, effective from May 1, 2018. As of December 31, 2020, among the 26 mobile virtual network operators who signed pilot agreements with us, 25 of them had been granted commercial resale licenses, and there were a total of approximately 19 million users of mobile virtual network through resale business in cooperation with us. In December 2019, the Opinions of the Central Committee of the Communist Party of China and the State Council on Creating a Better Development Environment to Support the Reform and Development of Private Enterprises proposed to liberalize competitive businesses in key industries and fields such as telecommunications, further introduce market competition mechanisms, and support private enterprises to carry out basic telecommunications operations in the form of equity participation.

On November 11, 2019, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Printing and Publishing the Regulations on the Management of Mobile Number Portability Service. The Regulations on the Management of Mobile Number Portability Service (the “Portability Provisions”) became effective on December 1, 2019. The Portability Provisions specify that cellular mobile communication users (excluding the IoT users) within the same local network may apply to change the contracted fundamental service operator by keeping the same mobile numbers and users switched to the network have equal rights under the same conditions. By the end of 2020, we had net inflow of subscribers since the implementation of mobile number portability service in China. In an effort to further encourage private-sector investment in the broadband network construction and business operation, as well as encourage private capital to enter into the telecommunications market through equity investment, the State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013 and Certain Opinion on Promoting Information Consumption and Stimulating Domestic Demand on August 8, 2013, and the MIIT also issued the Informatization Development Plan on September 29, 2013, the Notice on Opening the Broadband Access Market to Private Capital on December 25, 2014 and three more Notices on Further Broadening the Scope of Trial Opening of the Broadband Access Business on September 23, 2015, October 13, 2016 and September 27, 2017, respectively. By the end of 2020, the broadband access market opened up to private capital in a majority of provinces in China on a province-wide basis and also in many pilot cities.

In addition, our cloud services and IDC business compete with domestic and international cloud service providers and IDC operators, respectively. In the field of Industrial Digitalization, we compete with telecommunications operators, Internet companies, software companies, equipment manufacturers, etc.

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

On June 1, 2017, the Cyber Security Law came into force. It stipulates relevant rules for personal data security protection, new types of cybercrime and network real name system; it specifies the principle of cyberspace sovereignty, the security obligations of network products and services providers as well as the security obligations of network operators; and it further enhances the protection of personal data, establishes the framework for the protection of critical information infrastructure facilities, and establishes rules regulating cross-border transmission of key data via critical information infrastructure facilities. In addition, it provides for the punishment for foreign organizations and individuals that attack and destroy China’s critical information infrastructure facilities and establishes a system for monitoring, early warning and emergency response. Telecom operators shall comply with the requirements under the Cyber Security Law in respect of network operating security and network information security. In addition, the Cyber Security Review Measures became effective on June 1, 2020. It repealed the Interim Security Review Measures for Network Products and Services and further refined the relevant provisions therein, requiring critical information infrastructure operators to make declaration when procuring network products and services that affect or may affect national security. It further clarifies the standards and procedures of review and stipulates that if the reviewers fail to be objective and fair, or are unable to undertake the obligation to retain the confidentiality of the information received during the review, the operators or network product and service providers may report this to the Cyber Security Review Office or other relevant departments.

The Cyber Security Law and the Cyber Security Review Measures require procurement of network products and services by operators in key industries and critical information infrastructure facilities that may have national security concerns to go through a cyber security review. The security review may be initiated by the enterprises or by the relevant government authorities. The security review would focus on the security and controllability of network products and services. Operators of critical information infrastructure facilities use network products or services that have not been subject to the security review or have not passed the security review, would be subject to a fine of no less than one but no more than ten times of the amount of purchase. According to the Cyber Security Law, the CAC has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. Several related regulations, including the Measures for the Security Review of Network Products and Services (for Trial Implementation) and the Provisions for the Administration of Internet News Information Services, published by the CAC came into effect on the same day as the Cyber Security Law. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in the PRC, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations.

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

On May 1, 2018, the national standard on personal information protection, Information Security Technology—Personal Information Security Specification GB/T 35273-2017, came into force. It provides specific examples on the scope and types of personal information and sensitive personal information; stipulates the basic principles on personal information security and regulates the collection, retention, use, sharing, transfer and public disclosure of personal information. It puts forward specific requirements on the methods and measures to handle personal information security incidents by personal information controllers, as well as the organization and management of personal information controllers. In addition, it provides implementation methods and privacy policy forms for the right of informed consent to be exercised. On October 1, 2020, the revised Information Security Technology—Personal Information Security Specification (信息安全技术个人信息安全规范) which superseded the previous specification published in 2018 was formally implemented, adding provisions with respect to “autonomous selection of multiple business functions”, “convergence and integration of personal information collected for different business purposes”, “usage restrictions of user portraits”, “third-party access management”, “personal information security project”, “personal information processing activity records”, etc. It also revised “exceptions for authorization and consent”, “personal information subject cancellation accounts”, etc., which provides more privacy protection with respect to the collection, utilization and retention of personal information.

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

After its accession to the WTO in December 2001, the PRC promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002 and were subsequently amended in 2008 and 2016, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in the PRC to foreign operators. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications services subject to the approval of the MIIT and the Ministry of Commerce of the People’s Republic of China (formerly the Ministry of Foreign Trade and Economic Cooperation of the People’s Republic of China). Certain limitations have been placed on the total registered capital of, and maximum foreign shareholdings in, such enterprises. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, inasmuch as the issuance of new licenses is governed by a separate set of rules and regulations. In recent years, the PRC gradually fulfilled the market-opening commitments it made to the WTO and lifted many restrictions for foreign investors and service providers in respect of telecommunications services.

The remaining restrictions regarding mobile services, value-added telecommunications services and fixed-line services are as follows:

•	For mobile voice and data services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49.0%.

•	For value-added telecommunications services (other than e-commerce services, domestic multi-party communication services, storage and forwarding services, and call center services):

•	there is no longer any geographic restriction and the foreign ownership generally shall be no more than 50.0%.

•	For fixed-line services:

•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49.0%.

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

On August 23, 2018, the MIIT promulgated the Notice of Ministry of Industry and Information Technology on Further Regulating Marketing Activities for Telecommunications Tariff Schemes which became effective from August 23, 2018. The Notice encourages fundamental telecommunications enterprises to provide a tiered discount pricing formula for tariff plans according to the usage amount of the users and simplify the structure of tariff packages. In formulating and implementing the tariff plans of bundled packages, the tariff plans for each respective service should also be provided, and the tariff rates disclosure policy should be improved. When promoting the tariff plans, the telecommunications enterprises shall fulfill their obligation to remind the users with respect to matters they shall pay attention to, including the restrictive conditions, the validity period and the charging principles. The same type of users with the same transaction conditions should be guaranteed with equal rights to select the tariff plans.

On May 9, 2020, the MIIT and the NDRC promulgated the Notice on Cancelling the Notification Mechanism of Telecommunication Services Tariff. Since the promulgation date of such notice, the notification requirements before the implementation of the tariff plan in the Notice on Implementing the Market Based Tariffs for Telecommunications Services will be cancelled. Telecommunications operators are no longer required to notify the MIIT and NDRC of tariff plans across the country or across provinces, autonomous regions and municipalities, or to notify the telecommunications administrations in provinces, autonomous regions and municipalities level and the corresponding pricing authorities of other tariff plans. In addition, telecommunications operators should further improve the telecommunications service tariff publicity system, and publicize all tariff plans available in the public market in the form of a list through manuals or electronic display screens at business premises. The publicity and promotion of tariff plans should be comprehensive, accurate and easy to understand, and the content of the promotion should be consistent with the tariff publicity plan. When formulating a package sales tariff plan, separate tariff plans for different services that involve basic telecommunication needs should be provided at the same time for users to choose independently. For new users converted from our mobile number portability services, telecommunications operators shall ensure these users can independently choose the tariff plan available for sale in the public market.

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

On December 30, 2013, the MIIT issued the Guidance Opinions on Building New National Internet Backbone Interconnection Points, pursuant to which seven new backbone interconnection points altogether have been built in Chengdu, Wuhan, Xi’an, Shenyang, Nanjing, Chongqing and Zhengzhou, in addition to the three existing backbone interconnection points in Beijing, Shanghai and Guangzhou. The operations of these new backbone interconnection points have significantly improved the quality and speed of interconnection between the telecommunications networks. On November 9, 2016, the MIIT approved the addition of new national Internet backbone interconnection points in Hangzhou, Fuzhou and Gui’an of Guiyang, achieving 13 Internet backbone interconnection points upon completion of such three new additions in June 2017. On December 30, 2019, the MIIT approved the addition of new Internet backbone interconnection point in Hohhot and as of December 2020, its construction had been completed.

The MIIT issued the Notice on Public Telecommunications Network Interconnection Settlement and Relay Fees Allocation in October 2003 and two Notices on Adjustment to Settlement Standards for Interconnection Fees of Wireline Local Telephone Networks in October 2006 and April 2009, respectively, which provided for interconnection settlement arrangement standards for local inter-district calls between wireline local telephone operators as well as public telecommunications network. In November 2009, the MIIT issued the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network and the Notice on the Settlement Standards for Interconnection Fees of TD-SCDMA, which provided for adjustments to certain interconnections settlement standards between telecommunications operators. Effective from January 1, 2010, when a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiated a call to a user of our Company or China Unicom within the scope of local network, China Mobile would pay a settlement charge of RMB0.012 per minute to our Company or China Unicom. Effective from June 1, 2010, when a wireline user of a basic telecommunications operator initiated a call to a mobile user of another basic telecommunications operator, the settlement charge was set uniformly at a rate of RMB0.001 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. Effective from January 1, 2014, some of the settlement standards have been further adjusted pursuant to the Notice on Adjustment to Settlement Standards for Interconnection Fees of Public Telecommunications Network issued by the MIIT on December 17, 2013. Prior to January 1, 2014, when a mobile user of a basic telecommunications operator (excluding China Mobile’s TD-SCDMA 157 and 188 prefix numbers users) initiated a call to a mobile user of another basic telecommunications operator, the settlement charge was set uniformly at a rate of RMB0.06 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. With effect from January 1, 2014, when a mobile users of our Company or China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix numbers users), the interconnection settlement charges payable by our Company or China Unicom to China Mobile is adjusted from then prevailing rate of RMB0.06 per minute to RMB0.04 per minute. Other existing voice interconnection settlement standards remain unchanged. Meanwhile, the SMS interconnection settlement standard is adjusted from RMB0.03 per message to RMB0.01 per message, and the MMS interconnection settlement standard is adjusted from RMB0.10 per message to RMB0.05 per message. In June 2020, the MIIT promulgated the Notice on Adjusting the TD-SCDMA Voice Inter-Network Settlement Policy, pursuant to which effective from July 1, 2020, when a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiated a call to a user of our Company or China Unicom within the scope of local network, China Mobile would pay a settlement charge of RMB0.06 per minute to our Company or China Unicom.

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

(1) Mobile operator collects the cellular usage charge from its subscribers

(2) Mobile operator pays RMB0.06 per minute to wireline operator

(3) Between January 1, 2010 and June 30, 2020, mobile operator (China Mobile) pays RMB0.012 per minute to wireline operator for calls originated from TD-SCDMA “157” or “188” prefix phone numbers in local areas. Starting July 1, 2020, mobile operator (China Mobile) pays RMB0.06 per minute to wireline operator for calls originated from TD-SCDMA “157” or “188” prefix phone numbers in local areas

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

(3) Starting January 1, 2014, mobile operator A (China Telecom or China Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile) for calls originated from a mobile user of operator A (China Telecom or China Unicom) to a mobile user of operator B (China Mobile) (not including TD-SCDMA 157 and 188 prefix numbers)

(4) Between January 1, 2010 and June 30, 2020, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B for calls originated from TD-SCDMA “157” or “188” prefix phone numbers users in local areas. Starting July 1, 2020, mobile operator A (China Mobile) pays RMB0.06 per minute to mobile operator B for calls originated from TD-SCDMA “157” or “188” prefix phone numbers users in local areas

The following table sets forth selected current main interconnection revenues sharing and settlement arrangements for PSTN international long distance calls, including calls originated from and terminated in any international region:

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

Telecommunications Resources

The MIIT is responsible for the administration and allocation of telecommunications resources in the PRC, including radio frequencies and telecommunications network numbers. The use of these resources by telecommunications service providers is subject to the approval of the MIIT or the relevant provincial communications administrations and a usage fee for telecommunications resources payable to the PRC government.

In 2020, we paid approximately RMB109 million of usage fees for the telecommunications network numbers and approximately RMB1,513 million of frequency usage fees, respectively.

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

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in the PRC are required to fulfill universal service obligations in accordance with relevant regulations promulgated by the PRC government, and the MIIT has been given authority by the PRC government to delineate the scope of its universal service obligations. The MIIT, together with other regulatory authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The State Council issued the Notice on the “Broadband China” Policy and the Implementation Plan on August 1, 2013, which included the provision of broadband services to villages as part of the universal service obligations of telecommunications service providers and mentioned improving the compensation scheme for the expenses incurred in the “Broadband China” projects undertaken by telecommunications service providers in the villages. In addition, the Ministry of Finance of the People’s Republic of China, or the MOF and the MIIT jointly issued the Notice of Implementation of Telecommunications Universal Services Pilot Work in December 2015, which provided that the telecommunications universal services should take a market-oriented approach and that the telecommunications universal services providers should be selected through a public bidding process. This notice sets up certain goals for the telecommunications operators, including broadband coverage in 98% of the administrative villages and over 12Mbps broadband access capacity in rural villages, by 2020. Pursuant to the notice, the central government subsidies will be granted to the pilot areas determined by the MOF and the MIIT and the universal services providers will be selected through an open bidding process.

The PRC government used financial resources to compensate the expenses incurred in the universal services related projects before the implementation of universal services pilot projects in 2016. We, together with other telecommunications operators, have undertaken the “Coverage to All Villages” project since 2004. Since 2016, we have undertaken universal services pilot projects in accordance with the requirements of the Chinese government and initially in aggregate won the bids to undertake and completed the construction of broadband networks in approximately 50,000 administrative villages. Since 2018, the PRC government included 4G network coverage into the scope of pilot projects for universal services. By the end of 2019, we had won the bids to undertake 4G base stations constructions in approximately 12,000 administrative villages in remote rural areas. We have continuously promoted the construction of communication networks in rural areas and remote rural villages and strive to improve the fixed-line and wireless broadband Internet access capacities in rural areas. In addition, we have set up local service points for rural villages, actively promoted the development of e-commerce in rural areas, and strived to contribute to the informatization upgrade and revitalization of rural areas in various regions. The compensation from the PRC government may not be sufficient to cover all of our expenses for providing the telecommunications universal services. However, we believe the expenses for such operation and maintenance will not have a material effect on our financial condition.

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

VAT Reform Applicable to the Telecommunications Industry

On November 16, 2011, the MOF and the State Administration of Taxation of the People’s Republic of China, or the SAT, introduced a pilot tax program under which the PRC business tax would be replaced with a value-added tax (“VAT”). On April 29, 2014, the MOF and the SAT announced that the pilot program would be extended to cover the telecommunications industry. Effective from June 1, 2014, the pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. On March 18, 2016, the State Council standing committee meeting resolved to expand the VAT pilot program to all other industries which were previously subject to the PRC business tax starting from May 1, 2016. On March 23, 2016, the MOF and the SAT issued the Notice on Expanding the Pilot Program of Replacing the Business Tax with VAT, promulgating the relevant implementing rules. On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates pursuant to which the 11% VAT rate applicable to basic telecommunications services would be reduced to 10% and the 17% VAT rate applicable to sales of goods would be reduced to 16%, with effect from May 1, 2018. On March 20, 2019, the MOF, the SAT, the General Administration of Customs of the People’s Republic of China issued the Notice on Deepening the Policies Related to Value-Added Tax Reform, pursuant to which the 10% VAT rate applicable to basic telecommunications services would be reduced to 9% and the 16% VAT rate applicable to sales of goods would be reduced to 13%, with effect from April 1, 2019.

Sharing of Telecommunications Infrastructure

In April 2019, the MIIT and the SASAC jointly issued the 2019 Implementation Opinions of the Ministry of Industry and Information Technology and the State-owned Assets Supervision and Administration Committee of the State Council on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions require that the supporting facilities for base stations, such as the telecommunications towers, and the passive indoor distribution systems for key areas of public transportation and buildings, shall generally be coordinated with respect to construction needs, constructed and delivered by the Tower Company, except that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of Fiber To The Home (FTTH) infrastructure facilities. The construction of supporting facilities, such as transmission poles, pipelines, and equipment rooms, in newly-built residential and commercial properties must strictly observe the applicable national and local standards. Telecommunications operators are prohibited from entering into any agreement which contains exclusivity arrangement with commercial property owners, their agents and/or property management companies. Moreover, the existing telecommunications infrastructure (transmission poles, pipelines, base station sites, and equipment rooms, etc.) must be co-shared whenever conditions so allow, and new transmission poles or pipes covering the same operation routes must be jointly constructed by the operators.

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

Mobile Number Portability

On November 11, 2019, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Printing and Publishing the Regulations on the Management of Mobile Number Portability Service. The Regulations on the Management of Mobile Number Portability Service (the “Regulations”) became effective on December 1, 2019. The Regulations expressly allow the cellular mobile telecommunication users (excluding the users of Internet of Things) to apply for a change of the contracted fundamental business operator within the same local network area whilst retaining their phone numbers unchanged. Telecommunications business operators should strictly implement the relevant provisions on the real-name registration of users of mobile number portability service and ensure that the users whose mobile numbers have been transferred from other networks should be entitled to the same rights under the same conditions. Providing an important basis for the supervision and inspection of the telecommunications regulators, the Regulations explicitly require that in the course of providing the mobile number portability service telecommunications business operators should not engage in nine types of prohibited conducts including to refuse, prevent or delay the provision of mobile number portability service to users without justifiable reasons, to restrict the users from switching to another network by means of expanding the scope of the agreement in relation the terms of service, to affect the quality of telecommunications service provided to the mobile number portability service users through technical measures such as interception and restriction, to conduct a comparative promotion, fabricate or disseminate false or misleading information or discredit other telecommunication business operators when promoting the mobile number portability service and the relevant tariff plans, to design special tariff plans and marketing schemes for mobile number portability service users, continue to occupy the mobile numbers transferred-in while the users have exited the network and to hinder or disrupt the normal operation of mobile number portability service by means of handling the mobile number transfer maliciously on behalf of the users, making complaints maliciously on behalf of the users, etc.

E-Commerce Law

In August 2018, the NPCSC approved the E-Commerce Law of the People’s Republic of China, which was formally implemented on January 1, 2019. The E-Commerce Law consists of seven chapters and 89 articles which further regulate e-commerce activities conducted by relevant parties including e-commerce platform operators (“e-commerce platforms”). The E-Commerce Law defines and confirms, for the first time, the obligation of e-commerce platforms to protect the consumers’ security, and requires them to bear the corresponding responsibility when the obligation is breached. It further refines the regulation for the responsibility of intellectual property infringement on the e-commerce platforms, regulates the industrial and commercial registration and tax collection and management of e-commerce operators, requires e-commerce operators to publish information when terminating transactions at their own discretion, prohibits fabricating transactions and user comments to defraud and mislead consumers, prohibits the e-commerce platforms from abusing the dominant market position to exclude and restrict competition, regulates the rules of deposits collection and refund, requests the products participating in bidding ranking with the results marked therein.

Civil Code

On May 28, 2020, the third session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China (the “Civil Code”), which was formally implemented on January 1, 2021. The Civil Code, for the first time, codifies the right of privacy as an independent personality right, stipulates a series of specific rules and formulates a framework of fundamental rights and obligations between natural persons and information processors. When conducting businesses, enterprises shall effectively strengthen the awareness of privacy rights of natural persons and personal data protection and strictly adhere to the principles of legality, justification and necessity. Enterprises shall collect and process personal information in strict compliance with the conditions as stipulated by laws and definitive agreements with the data subject concerned, and shall not over collect or process the data. The Civil Code provides principle provisions on the protection of data and online virtual assets. The Company should continue to strengthen the protection of intangible assets such as proprietary data, online virtual assets and intellectual property and enhance the compliance on the usage of such intangible assets.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act, as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, if it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2020 that requires disclosure in this annual report under Section 13(r) of the Exchange Act, as amended.

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

Properties

We conduct our business on land and premises either owned by ourselves or leased from China Telecom Group and/or its affiliates and third parties. As to our owned properties, land and building titles to very few of the properties are still registered in the name of China Telecom Group and/or its affiliates. China Telecom Group has agreed to indemnify us against any loss or damage incurred by us caused by or arising from any challenge to, or interference with, our right to use these properties. As to our leased properties, China Telecom Group has undertaken to us that it will indemnify us against any loss or damage caused by or arising from any challenge to, or interference with, such right. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ongoing Related Party Transactions between Us and China Telecom Group and Its Affiliated Companies—Property Leasing Framework Agreement”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with the consolidated financial statements and their related notes included in this annual report, in each case included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board. The information included in the following discussion and analysis provides details on the information for the years ended December 31, 2020 and December 31, 2019. Information related to the year ended December 31, 2018 has not been included and can be found on the Company’s previously filed annual report on Form 20-F for the year ended December 31, 2019.

Our consolidated financial statements included elsewhere in this annual report reflect the establishment of China Telecom Leasing Corporation Limited in 2018, and the establishments of China Telecom Finance, Smart Home Company and IoT Company in 2019, described under “Item 4. Information on the Company—A. History and Development of the Company—Establishment of China Telecom Leasing Corporation Limited”, “—Establishment of China Telecom Group Finance Co., Ltd.”, “—Establishment of E-surfing Smart Home Technology Co., Ltd.” and “—Establishment of E-surfing Internet of Things Technology Co., Ltd.”.

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

Financial Overview

Our operating revenues increased by 4.7%, from RMB375,734 million in 2019 to RMB393,561 million in 2020. The increase was mainly attributable to the increases of revenues from Internet services and information and application services. Our operating expenses increased by 5.3% from RMB346,664 million in 2019 to RMB364,921 million in 2020. The increase in operating expenses was primarily due to the increases in network operations and support expenses as well as impairment loss on property, plant and equipment. Our operating income in 2019 and 2020 was RMB29,070 million and RMB28,640 million, respectively. The profit attributable to equity holders of the Company increased by 1.6%, from RMB20,517 million in 2019 to RMB20,850 million in 2020.

The table below sets forth a breakdown of our operating revenues in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2019		2020
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Revenues:
Voice services(1)	45,146	12.0%	40,866	10.4%
Internet services(2)	197,244	52.5%	208,019	52.9%
Information and application services(3)	87,623	23.3%	96,885	24.6%
Telecommunications network resource and equipment services(4)	21,978	5.9%	22,623	5.7%
Others(5)	23,743	6.3%	25,168	6.4%

Total operating revenues	375,734	100.0%	393,561	100.0%

(1)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(2)	Represent amounts charged to customers for the provision of Internet access services.
(3)

Represent primarily the aggregate amount of fees charged to customers for the provision of IDC service, digitalized platform services, Smart Family, caller ID service and short messaging service and etc.

(4)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(5)

Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO), and revenue from property rental and other revenues.

The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating revenues for the periods indicated:

	Year Ended December 31,
	2019		2020
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating Expenses:
Depreciation and amortization	88,145	23.5%	90,240	22.9%
Network operations and support expenses	109,799	29.2%	119,517	30.3%
Selling, general and administrative expenses	57,361	15.3%	55,059	14.0%
Personnel expenses	63,567	16.9%	65,989	16.8%
Other operating expenses	27,792	7.4%	29,074	7.4%
Impairment loss on property, plant and equipment	—	—	5,042	1.3%

Total operating expenses	346,664	92.3%	364,921	92.7%

The following table sets forth our operating revenues, operating expenses, operating income and profit attributable to equity holders of the Company in terms of amount and as a percentage of our total operating revenues, and cash flows from operating activities for the periods indicated:

	Year Ended December 31,
	2019		2020
	Amount	Percentage of Operating Revenues	Amount	Percentage of Operating Revenues
	(RMB in millions, except percentage data)
Operating revenues	375,734	100.0%	393,561	100.0%
Operating expenses	346,664	92.3%	364,921	92.7%
Operating income	29,070	7.7%	28,640	7.3%
Profit attributable to equity holders of the Company	20,517	5.5%	20,850	5.3%
Net cash flow from operating activities	112,600	—	132,260	—

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

Revenue from contract with customers

We recognize revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

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

Contracts with multiple performance obligations (including allocation of transaction price)

For contracts that contain more than one performance obligations, such as our direct sales of promotional packages bundling terminal equipment, e.g. mobile handsets, and the telecommunications services, we allocate the transaction price to each performance obligation on a relative standalone selling price basis.

The standalone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which we would sell a promised good or service separately to a customer. If a standalone selling price is not directly observable, we estimate it using appropriate techniques such that the transaction price ultimately allocated to any performance obligation reflects the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods or services to the customer.

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

Before we recognize an impairment loss for assets capitalized as contract costs under IFRS 15, we assess and recognize any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalized as contract costs is recognized to the extent the carrying amounts exceed the remaining amount of consideration that we expect to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognized as expenses. The assets capitalized as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash-generating unit.

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

For the year ended December 31, 2020, provision for impairment losses of RMB5,042 million were made against the carrying value of long-lived assets mainly based on the impairment test on the 3G specific mobile network assets (“3G Assets”) on the basis of each individual asset. For the years ended December 31, 2019 and 2018, no provision for impairment losses were made against the carrying value of long-lived assets.

Provision of expected credit losses (“ECL”) for accounts receivable

We use provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on our historical credit loss experience taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical loss rates are reassessed annually, and changes in the forward-looking information are considered. In addition, accounts receivable with significant balances and credit-impaired are assessed for ECL individually.

Recently Issued International Financial Reporting Standards

Up to the date of issue of our 2020 financial statements, the International Accounting Standards Board, or the IASB, has issued the following new and amendments to standards which are not yet effective and not early adopted for the annual accounting period ended December 31, 2020:

Effective for accounting period beginning on or after

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform – Phase 2”	January 1, 2021
Amendments to IFRS 3, “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37, “Onerous Contracts – Cost of Fulfilling a Contract”	January 1, 2022
Amendments to IFRS Standards, “Annual Improvements to IFRS Standards 2018-2020”	January 1, 2022
IFRS 17, “Insurance Contracts and the related Amendments”	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined

We are in the process of making an assessment of the impact that will result from adopting the new and amendments to standards issued by the IASB, which are not yet effective for the accounting period ended on December 31, 2020. So far we believe that the adoption of these new and amendments to standards is unlikely to have a significant impact on our financial position and the results of operations.

A.	Operating Results

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenues

Our operating revenues increased by RMB17,827 million, or 4.7% from RMB375,734 million in 2019 to RMB393,561 million in 2020. This increase was primarily because our revenues from Internet services and information and application services increased, which was partially offset by the revenue decline in voice services.

Voice Services. Revenues from our voice services decreased by 9.5% from RMB45,146 million in 2019 to RMB40,866 million in 2020, representing 10.4% of our operating revenues in 2020. Among such revenues, revenues from our wireline voice services decreased by 13.0% from RMB18,425 million in 2019 to RMB16,034 million in 2020 and revenues from our mobile voice services decreased by 7.1% from RMB26,721 million in 2019 to RMB24,832 million in 2020. The decrease in revenue from our voice services was primarily due to the effect of the cannibalization of our mobile Internet services, in combination with alternative means of communication such as Over-the-Top messaging services.

Internet Services. Revenues from our Internet services increased by 5.5% from RMB197,244 million in 2019 to RMB208,019 million in 2020, representing 52.9% of our operating revenues in 2020. This increase was primarily due to our achievement of a valuable scale expansion in the mobile subscriber market leveraging the promising start for our 5G consumer services. The number of our mobile subscribers continued to rise. As of December 31, 2020, the number of our mobile subscribers increased to 351 million, representing a net addition of 15.5 million and expanding its market share to 22.0%. The revenue attributable to handset Internet access was RMB130,655 million in 2020, representing an increase of 6.0% from 2019. In addition, the number of our wireline broadband subscribers increased to 158.5 million as of December 31, 2020, representing an increase of approximately 5.4 million, or 3.5%, from 153.1 million as of December 31, 2019. Due to our comprehensive promotion of the upgrade of family informatization services, and reshaping of the value of broadband access business, the wireline broadband revenue was RMB71,872 million in 2020, representing an increase of 5.1% from RMB68,413 million in 2019.

Information and Application Services. Revenues from our information and application services increased by 10.6% from RMB87,623 million in 2019 to RMB96,885 million in 2020, representing 24.6% of our operating revenues in 2020. This increase was primarily due to the rapid growth of our emerging businesses such as IDC, Industry Cloud, Smart Family and Internet Finance.

Telecommunications Network Resource and Equipment Services. Revenues from our telecommunications network resource and equipment services increased by 2.9% from RMB21,978 million in 2019 to RMB22,623 million in 2020, representing 5.7% of our operating revenues in 2020. This increase was primarily due to the growth in revenues from cloud dedicated lines and IP-VPN service.

Others. Other revenues increased by 6.0% from RMB23,743 million in 2019 to RMB25,168 million in 2020, representing 6.4% of our operating revenues in 2020. The increase in other revenues was primarily due to the increase in the scale of mobile terminals sold.

Operating Expenses

Our operating expenses increased by 5.3% from RMB346,664 million in 2019 to RMB364,921 million in 2020. The increase in operating expenses was primarily due to increases in network operations and support expenses as well as impairment loss on property, plant and equipment, which were partially offset by the decrease in selling, general and administrative expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 2.4% from RMB88,145 million in 2019 to RMB90,240 million in 2020. The depreciation and amortization expenses as a percentage of our operating revenues decreased from 23.5% in 2019 to 22.9% in 2020. The increase in our depreciation and amortization expenses is primarily attributable to our increase in capital expenditure in order to support the scale construction of 5G network and constantly strengthen our competitive advantages in network.

Network Operations and Support Expenses. Our network operations and support expenses increased by 8.9% from RMB109,799 million in 2019 to RMB119,517 million in 2020. This is mainly attributable to our continuous optimization in network quality while improving user perception, actively providing support for 5G and Industrial Digitalization (which primarily includes Industry Cloud, IDC, digitalized platform, Network Dedicated Line, IoT and other services) service, and appropriately increasing the deployment in network operation expenditures.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 4.0% from RMB57,361 million in 2019 to RMB55,059 million in 2020. The selling expenses were RMB45,447 million in 2020, representing an decrease of 6.2% from 2019, primarily due to our persistent high-quality development, acceleration of the transformation of our sales model and the online and offline synergistic development, enhancement in channel management and precision marketing capabilities and continuous improvement in the input efficiency of marketing resources. Our general and administrative expenses were RMB9,612 million in 2020, representing an increase of 8.1% from 2019, primarily due to our active promotion of sci-tech innovation, accelerated transformation to a sci-tech company and increase in the expenditure in research and development.

Personnel Expenses. Personnel expenses increased by 3.8% from RMB63,567 million in 2019 to RMB65,989 million in 2020, primarily due to our continued introduction of high-tech talents and increased incentives for front-line employees and high performance team, so as to enhance employees’ vitality. Increase in personnel expenses is in line with our transformation towards a sci-tech company in the future. The personnel expenses as a percentage of our operating revenues remained stable at 16.8% in 2020 compared to 16.9% in 2019.

Other Operating Expenses. Our other operating expenses primarily consist of interconnection charges, cost of goods sold, donations and other expenses. Our other operating expenses were RMB29,074 million in 2020, which increased by 4.6% from RMB27,792 million in 2019. The increase was primarily due to the increase in the scale of mobile terminals sold.

Impairment loss on property, plant and equipment. Following the network evolution and the full coverage of 4G and 5G scale deployment, the data traffic carried by our 3G network was rapidly shrinking and the cash flow from the continual use of 3G Assets is expected to be so small and even become negligible. Given we have made a commitment in the year to gradually terminate our use of 3G Assets in the near future, in accordance with the relevant requirements of IFRS, we conducted an impairment test on the 3G Assets on the basis of each individual asset, and recognized an impairment loss of RMB5,042 million at the end of 2020. The impairment loss on property, plant and equipment as a percentage of our operating revenues was 1.3% in 2020.

Net Finance Costs

Our net finance costs decreased by 17.2% from RMB3,639 million in 2019 to RMB3,014 million in 2020. This is primarily attributable to our implementation of low-cost financing and reduction in financing costs, continuous improvement in the capability of funds management, sophisticated management on financing, and competent control of the scale of indebtedness by seizing favorable market opportunities.

The net exchange loss was RMB163 million in 2020, compared to a net exchange loss of RMB41 million in 2019, which was primarily due to fluctuation of the Renminbi exchange rate against the U.S. dollars in 2020. According to the exchange rates published by the People’s Bank of China on December 31, 2020, the exchange rate of Renminbi appreciated by 6.5% against the U.S. dollars from December 31, 2019.

Income Tax

In 2020, our income tax expense was RMB6,307 million with an effective tax rate of 23.0%. Our expected income tax expense at our statutory tax rate of 25.0% in 2020 would be RMB6,847 million. The difference between our effective income tax rate and the statutory income tax rate was primarily due to the low tax rates enjoyed by some subsidiaries and some branches located in the western region of China and the preferential income tax policies enjoyed by us such as additional tax deduction on expenses for research and development proactively implemented by us. Furthermore, our income from investments in associate company, Tower Company, is not subject to income tax in the current year. See Note 32 to our consolidated financial statements included elsewhere in this annual report for further details in respect of the reconciliation of the expected tax expense with the actual tax expense.

Profit Attributable to Equity Holders of the Company

As a result of the foregoing, the profit attributable to equity holders of the Company was RMB20,850 million in 2020, representing an increase of 1.6% from the profit attributable to equity holders of the Company of RMB20,517 million in 2019.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020
	(RMB in millions)
Net cash flow from operating activities	112,600	132,260
Net cash used in investing activities	(77,214)	(87,077)
Net cash used in financing activities	(31,288)	(42,107)

Net increase in cash and cash equivalents	4,098	3,076

Cash and cash equivalents increased by 13.9% from RMB20,791 as of December 31, 2019, of which 78.0% was denominated in RMB, to RMB23,684 million as of December 31, 2020, of which 73.0% was denominated in RMB. Our net cash inflow was RMB3,076 million in 2020, as compared with the net cash inflow of RMB4,098 million in 2019.

Our principal source of liquidity is net cash inflow from operating activities, which was RMB132,260 million in 2020, representing an increase of RMB19,660 million from RMB112,600 million of net cash inflow in 2019, primarily because we strengthened the management of accounts receivable and more subscribers applied the pre-paid method.

Net cash outflow used in investing activities increased by RMB9,863 million from RMB77,214 million in 2019 to RMB87,077 million in 2020, primarily attributable to the increase in capital expenditure on supporting the development of 5G and Industrial Digitalization service.

Net cash outflow used in financing activities was RMB42,107 million in 2020 compared to RMB31,288 million in 2019, primarily because we controlled the scale of indebtedness within a reasonable level, resulting in decline in the cash inflow from loans.

Our working capital (defined as current assets minus current liabilities) was a deficit of RMB187,126 million as of December 31, 2020, representing a decrease of deficit of RMB4,353 million, compared to a deficit of RMB191,479 million as of December 31, 2019.

We estimate that our current cash and cash equivalents, together with our existing credit facilities from domestic commercial banks, cash flows from operating activities, as well as funds available from short-term and long-term bank borrowings and debt financing, will be sufficient to satisfy our future working capital requirements and capital expenditures through the end of 2021. We have established and maintained high credit ratings in domestic major financing markets, which have facilitated our ability to obtain short-term and long-term credit on favorable terms to meet our financing requirements. As of December 31, 2020, we had unutilized credit facilities of RMB244,326 million with major domestic commercial banks, from which we can draw upon.

Indebtedness

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2019	2020
	(RMB in millions)
Short-term debt	42,527	27,994
Long-term debt maturing within one year	4,444	1,126
Long-term debt	32,051	24,222

Total debt	79,022	53,342

Our total debt decreased by RMB25,680 million from RMB79,022 million as of December 31, 2019 to RMB53,342 million as of December 31, 2020, primarily due to our continuous enhancement of funds management, improvement in the centralized funds management and appropriate control of the scale of indebtedness. Our debt-to-asset ratio (total debt divided by total assets) decreased from 11.2% as of December 31, 2019 to 7.5% as of December 31, 2020. We believe that our Company has maintained a solid capital structure.

Our short-term debt constituted 52.5% of our total debt as of December 31, 2020. The weighted average interest rate of our short-term debt was 2.8% as of December 31, 2020, representing a decrease of 0.1 percentage point from that as of December 31, 2019.

Our long-term debt (including current portion) decreased from RMB36,495 million as of December 31, 2019 to RMB25,348 million as of December 31, 2020.

Of our total debt as of December 31, 2020, 99.3%, 0.4% and 0.3% were denominated in Renminbi, U.S. dollars and Euros, respectively, and 90.1% and 9.9% were with fixed interest rate and floating interest rate, respectively.

Our short-term and long-term debt does not contain any financial covenants.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2020:

	Payable in
	Total	2021	2022	2023	2024	2025	After 2025
	(RMB in millions)
Contractual Obligations(1):
Short-term debt	27,994	27,994	—	—	—	—	—
Long-term debt	25,348	1,126	17,081	3,009	984	952	2,196
Lease liabilities	40,647	13,192	12,585	5,104	3,564	2,470	3,732
Interest payable	6,129	1,964	1,535	664	506	466	994
Capital commitments	20,199	20,199	—	—	—	—	—

Total contractual obligations	120,317	64,475	31,201	8,777	5,054	3,888	6,922

(1)	See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for the contractual obligations relating to interest payments.

Capital Expenditure

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures for the period after December 31, 2020 may differ from the amounts indicated below.

	Year Ended December 31,
	2019	2020	2021 (Planned)
	(RMB in millions)
Total capital expenditure	77,557	84,800	87,000

In 2020, we continually promoted the 5G network co-building and co-sharing, sped up investment in 5G network construction, and continuously improved 5G network coverage. Meanwhile, we accelerated the construction of e-Surfing Cloud and IDC. In 2020, our capital expenditure was RMB84,800 million, representing an increase of 9.3% from RMB77,557 million in 2019.

Our capital expenditure for 2021 is expected to be approximately RMB87,000 million. The investment in mobile networks will be mainly used for continuously expanding 5G network coverage, co-sharing and co-building 4G base stations as well as redeploying under-utilized 4G base stations to busy or blind-spot areas. The investment in broadband networks will be mainly used for modifying and constructing fiber-to-the-home ports, and adding new 10G passive optical networks ports. The investment in Industrial Digitalization, which primarily includes IDC, Industry Cloud, digitalized platform, Network Dedicated Line, IoT and other services, will be mainly used for building 100,000 servers and scale deployment of multi-access edge computing (MEC)/edge cloud business as well as focusing on four key regions of China to build 52,000 newly commissioned cabinets. The remaining budget is expected to be mainly used for the construction and upgrade of our operating systems, business platforms and infrastructure facilities.

Capital Resources

The main sources of our capital resources are cash generated from operating activities, bank borrowings and other indebtedness. Furthermore, we also plan to raise additional capital by publicly offering A shares. Please see “Item 4. Information on the Company—A. History and Development of the Company—Proposed A Share Offering” for more information. We expect that we will have sufficient funding sources to meet our capital resources requirements in the future.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements or guarantees.

C.	Research and Development, Patents and Licenses, etc.

Our emphasis on research and development has contributed to the development of our advanced network, system, and the rollout of our new applications and services. Our research and development personnel focuses on cloud-network integration, cyber security, network planning and support, new technology trials, market evaluation, investment-related financial analysis and other key areas. Specific areas of research include 5G mobile communications technology, ultra-high-speed optic fiber transmission technology, cloud computing, Big Data, artificial intelligence technology, IoT, broadband access, operation and service support systems and development of value-added services.

D.	Trend Information

Please refer to our discussion in each section of “—Overview” and “—A. Operating Results” included elsewhere under this Item.

E.	Critical Accounting Estimates

Please refer to our discussion in each section of “—Overview—Critical Accounting Policies” included elsewhere under this Item.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors and Senior Officers

Pursuant to our Articles of Association, our Directors must be elected by our shareholders at a general meeting. Our Directors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the current seventh session of the Board is three years, starting from May 26, 2020 on which the Company’s annual general meeting for the year 2019, or 2019 AGM, was held until the date of the Company’s annual general meeting for the year 2022 expected to be held in the year 2023, upon which the eighth session of the Board will be elected. At the 2019 AGM, the shareholders of the Company approved the re-election of Mr. Ke Ruiwen, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan and Mr. Chen Shengguang as Directors of the seventh session of the Board, and approved the re-election of Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason as Independent Directors of the seventh session of the Board. Meanwhile, the shareholders of the Company approved the election of Mr. Li Zhengmao, the President and Chief Operating Officer of the Company and Mr. Shao Guanglu as Directors of the seventh session of the Board at the 2019 AGM. As of December 31, 2020, the Board comprised eleven Directors with six Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors. Our Board currently consists of ten Directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

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

On December 4, 2020, Mr. Wang Guoquan resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement.

On January 19, 2021, Mr. Chen Zhongyue resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement.

The following table sets forth certain information concerning our current Directors and executive officers. The business address of each of our Directors and executive officers is 31 Jinrong Street, Xicheng District, Beijing, PRC 100033.

Name	Age	Position
Ke Ruiwen	57	Executive Director, Chairman and Chief Executive Officer
Li Zhengmao	58	Executive Director, President and Chief Operating Officer
Shao Guanglu	57	Executive Director
Zhang Zhiyong	55	Executive Vice President
Liu Guiqing	54	Executive Director and Executive Vice President
Zhu Min	56	Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board
Chen Shengguang	57	Non-Executive Director
Tse Hau Yin, Aloysius	73	Independent Non-Executive Director

Name	Age	Position
Xu Erming	71	Independent Non-Executive Director
Wang Hsuehming	71	Independent Non-Executive Director
Yeung Chi Wai, Jason	66	Independent Non-Executive Director

Ke Ruiwen, age 57, is an Executive Director, the Chairman of the Board and Chief Executive Officer of the Company. He joined the Board of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, Vice President and President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also the Chairman of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Li Zhengmao, age 58, is an Executive Director, the President and Chief Operating Officer of the Company. He joined the Board of the Company in May 2020. Mr. Li graduated from Sichuan University with a major in radio electronics and received a master degree in radio technology from Chengdu Telecommunications Engineering Institute and a doctorate degree in communication and electronic system of radio engineering from Southeast University. Mr. Li served as an Executive Director and Vice President of China Unicom Limited, a Director and Vice President of China United Telecommunications Corporation, a Vice President of China Mobile Limited which is listed on the Main Board of the HKSE, a Vice President and General Counsel of China Mobile Communications Group Co., Ltd. and a Director and Vice President of China Mobile Communication Co., Ltd., a Non-Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE and a Vice Chairman of True Corporation Public Company Limited which is listed on the Stock Exchange of Thailand. Mr. Li is also a Director and the President of China Telecommunications Corporation. Mr. Li has extensive experience in management and the telecommunications industry.

Shao Guanglu, age 57, is an Executive Director of the Company. He joined the Board of the Company in May 2020. Mr. Shao is a professor-level senior engineer. He graduated and received master degrees in engineering and economics from Harbin Institute of Technology and a doctorate degree in management from Nankai University. Mr. Shao served as a Deputy General Manager of China United Network Communications Group Company Limited, an Executive Director and Senior Vice President of China Unicom (Hong Kong) Limited, which is listed on the Main Board of the HKSE, a Senior Vice President of China United Network Communications Limited, which is listed on the Shanghai Stock Exchange, a Director and Senior Vice President of China United Network Communications Corporation Limited, a Non-Executive Director of China Communications Services Corporation Limited, China Tower Corporation Limited and PCCW Limited, all of which are listed on the Main Board of the HKSE, a member of the board of directors of Open Networking Foundation, a member of the strategy committee of GSM Association and a Vice President of China Information Technology Industry Federation. Mr. Shao is currently a Director of China Telecommunications Corporation and a Deputy Director of Communications Science and Technology Committee of the Ministry of Industry and Information Technology of the People’s Republic of China. Mr. Shao has extensive experience in management and the telecommunications industry.

Zhang Zhiyong, age 55, was appointed as an Executive Vice President of the Company on July 10, 2018. Mr. Zhang is a senior engineer. He graduated from the Changchun Institute of Posts and Telecommunications with a bachelor degree in radio engineering. He also received a master degree in control engineering from Yanshan University and a master of management degree from BI Norwegian School of Management. Mr. Zhang served as Managing Director of the Sideline Industrial Management Department of China Telecommunications Corporation, President and Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE, General Manager of Xinjiang branch and Beijing branch of China Telecom Corporation Limited. He is also a Vice President and Chief Network Security Officer of China Telecommunications Corporation, the Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Non-Executive Director of China Tower Corporation Limited, both of which are listed on the Main Board of the HKSE. Mr. Zhang has extensive experience in management and the telecommunications industry.

Liu Guiqing, age 54, is an Executive Director and Executive Vice President of the Company. He joined the Board of the Company in August 2019. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation, a Deputy Director General of China Institute of Communications and a Director of Global System for Mobile communications Association (GSMA). Mr. Liu has extensive experience in management and the telecommunications industry.

Zhu Min, age 56, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company. She joined the Board of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, which is listed on the Main Board of the HKSE, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and a Director of Shanghai Pudong Development Bank Co., Ltd., which is listed on the Shanghai Stock Exchange. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Chen Shengguang, age 57, is a Non-Executive Director of the Company. He joined the Board of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Holdings Group Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, a Director of FSPG Hi-Tech Co., Ltd. which is listed on the Shenzhen Stock Exchange, a Non-Executive Director of Xingfa Aluminium Holdings Limited, which is listed on the Main Board of the HKSE, a Director of Guangdong Silk-Tex Group Co., Ltd., the Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd. Mr. Chen has extensive experience in finance and corporate management.

Tse Hau Yin, Aloysius, age 73, is an Independent Non-Executive Director of the Company. He joined the Board of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, China Huarong Asset Management Co., Ltd. (which Mr. Tse sent a letter of resignation on March 23, 2021 and shall continue to perform his duties until the commencement of term of office of a new Independent Non-Executive Director and Chairman of the Audit Committee of the Board), Sinofert Holdings Limited and SJM Holdings Limited, all of which are listed on the Main Board of the HKSE. Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the Main Board of the HKSE until October 2014). From 2004 to 2010, he was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the Main Board of the HKSE. From 2005 to 2016, Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the Main Board of the HKSE. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Xu Erming, age 71, is an Independent Non-Executive Director of the Company. He joined the Board of the Company in September 2005. Professor Xu is a Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. Professor Xu served as a professor, Ph.D. supervisor of the Graduate School and Dean of Business School at the Renmin University of China, a professor and Dean of Business School of Shantou University, and was an Independent Supervisor of Harbin Electric Company Limited and an Independent Non-Executive Director of Comtec Solar Systems Group Limited, both of which are listed on the Main Board of the HKSE. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Wang Hsuehming, age 71, is an Independent Non-Executive Director of the Company. She joined the Board of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatizations and listings of its mobile and fixed-line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

Yeung Chi Wai, Jason, age 66, is an Independent Non-Executive Director of the Company. He joined the Board of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd, which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange and a member of Hospital Authority Board of Hong Kong. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited, which is listed on the Main Board of the HKSE and was also a partner of Woo, Kwan, Lee, & Lo. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited, which is listed on the Main Board of the HKSE, from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited, which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange, from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

There is no family relationship between any of our Directors or executive officers.

Supervisors

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. Our Supervisory Committee has five Supervisors. Two members of our Supervisory Committee are employee representatives elected by our employees. The remaining members are appointed by shareholders at a general meeting. Our Supervisors are generally elected for a term of three years and may serve consecutive terms if re-elected. The term of office for the seventh session of our Supervisory Committee is three years, starting from May 26, 2020 until the annual general meeting of the Company for the year 2022 to be held in the year 2023, upon which the eighth session of the Supervisory Committee will be elected. At the 2019 AGM, the shareholders of the Company approved the re-election of the current Shareholder Representative Supervisors, Mr. Sui Yixun and Mr. Xu Shiguang and the election of Mr. You Mingqiang as members of the seventh session of the Supervisory Committee. Due to their age, Mr. Yang Jianqing, an Employee Representative Supervisor, and Mr. Ye Zhong, a Shareholder Representative Supervisor, in each case of the sixth session of the Supervisory Committee, retired from their positions as Supervisors of the Company upon the expiry of their term of office at the 2019 AGM. Meanwhile, Mr. Zhang Jianbin and Mr. Dai Bin have been elected by the employees of the Company democratically as the Employee Representative Supervisors of the seventh session of the Supervisory Committee.

The following table sets forth certain information concerning our current Supervisors:

Name	Age	Position
Sui Yixun	57	Supervisor (Chairman of the Supervisory Committee and Shareholder Representative)
Zhang Jianbin	55	Supervisor (Employee Representative)
Dai Bin	52	Supervisor (Employee Representative)
Xu Shiguang	41	Supervisor (Shareholder Representative)
You Minqiang	47	Supervisor (Shareholder Representative)

Sui Yixun, age 57, is a Shareholder Representative Supervisor and the Chairman of the Supervisory Committee of the Company. He joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited, which is listed on the Main Board of the HKSE. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation, General Manager of China Telecom Inner Mongolia Autonomous Region branch and the Managing Director of audit department of the Company. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Zhang Jianbin, age 55, is an Employee Representative Supervisor of the Company. He joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Legal Department (Compliance Management Department) of the Company and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received a LLM degree. He also had an EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications of the MPT. Mr. Zhang has extensive experience in corporate legal affairs.

Dai Bin, age 52, is an Employee Representative Supervisor of the Company. He joined the Supervisory Committee of the Company in May 2020. Mr. Dai serves as the Vice Chairman of the Labour Union of China Telecommunications Corporation. Mr. Dai is a senior economist. He graduated from Xiamen University and received a bachelor degree in Chinese language and literature. He also obtained an EMBA degree from the Guanghua School of Management at Peking University. He served as a Deputy Managing Director of the Office of the Board of Directors of the Company and the Deputy Managing Director of the General Affairs Office (Office of the Board of Directors and Security Department) of China Telecommunications Corporation. Mr. Dai has extensive experience in operational management in the telecommunications industry.

Xu Shiguang, age 41, is a Shareholder Representative Supervisor of the Company. He joined the Supervisory Committee of the Company in October 2018. Mr. Xu is currently the Deputy General Manager of Inner Mongolia Autonomous Region branch of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years and was the Director of general office of audit department of the Company. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

You Minqiang, age 47, is a Shareholder Representative Supervisor of the Company. He joined the Supervisory Committee of the Company in May 2020. Mr. You serves as a Deputy Director of the Organisation Department (Human Resources Department) of Zhejiang Provincial Financial Development Co., Ltd. (one of the domestic shareholders of the Company) and the Supervisory Chairman of Zhejiang Nongdu Agricultural Products Co., Ltd.. Mr. You is a senior economist. He graduated from Hangzhou University and received a bachelor degree in education. Mr. You served in Armed Police Hangzhou Command School and Zhejiang Provincial Financial Holdings Co., Ltd.. He has extensive experience in the field of human resources.

B. Compensation

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries, directly or indirectly, including Directors, Supervisors and Executive Vice Presidents of the Company and its subsidiaries. The aggregate amount of compensation we paid to our key management personnel was approximately RMB9.355 million for the year ended December 31, 2020.

Our Directors and Supervisors receive compensation in the form of fees, salaries, allowances and benefits in kind, including our contribution to the pension plans for our Directors and Supervisors. The aggregate amount of compensation we paid to our Directors and Supervisors as a group for the year ended December 31, 2020 was approximately RMB8.512 million. The following table sets forth the compensation received or receivable by our Company’s Directors and Supervisors(1)(2):

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses(3)	Share- based payments	Retirement scheme contributions	Total
	RMB thousands
2020
Executive Directors
Ke Ruiwen	—	221	527	—	73	821
Li Zhengmao(4)	—	129	434	—	48	611
Shao Guanglu(5)	—	116	436	—	46	598
Liu Guiqing	—	197	464	—	59	720
Zhu Min	—	197	464	—	52	713
Chen Zhongyue(6)	—	199	468	—	71	738
Wang Guoquan(7)	—	181	447	—	42	670

	Directors’/ supervisors’ fees	Salaries, allowances and benefits in kind	Discretionary bonuses(3)	Share- based payments	Retirement scheme contributions	Total
	RMB thousands
Gao Tongqing(8)	—	17	16	—	8	41
Non-Executive Director
Chen Shengguang	—	—	—	—	—	—
Independent Non-Executive Directors(2)
Tse Hau Yin, Aloysius	477	—	—	—	—	477
Xu Erming	250	—	—	—	—	250
Wang Hsuehming	261	—	—	—	—	261
Yeung Chi Wai, Jason	261	—	—	—	—	261
Supervisors
Sui Yixun	—	227	494	—	49	770
Zhang Jianbin	—	214	494	—	49	757
Dai Bin(9)	—	110	202	—	26	338
Xu Shiguang	—	118	335	—	33	486
You Minqiang(10)	—	—	—	—	—	—
Yang Jianqing(11)	—	—	—	—	—	—
Ye Zhong(12)	—	—	—	—	—	—

Total	1,249	1,926	4,781	—	556	8,512

(1)

The remuneration of all Directors and Supervisors was calculated based on their respective actual terms of office within this year. None of the Directors or Supervisors received any inducements for joining the Company or compensation for loss of office, or waived or agreed to waive any emoluments during this year.

(2)	The Independent Non-Executive Directors’ remuneration was for their services as Directors of the Company.
(3)	The discretionary bonuses of the Executive Directors and Supervisors were determined based on the performance of the Company and its subsidiaries for the year.
(4)	Mr. Li Zhengmao was appointed as an Executive Director of the Company on May 26, 2020.
(5)	Mr. Shao Guanglu was appointed as an Executive Director of the Company on May 26, 2020.
(6)	Mr. Chen Zhongyue resigned as an Executive Director of the Company on January 19, 2021.
(7)	Mr. Wang Guoquan resigned as an Executive Director of the Company on December 4, 2020.
(8)	Mr. Gao Tongqing resigned as an Executive Director of the Company on January 17, 2020.
(9)	Mr. Dai Bin was elected as a Supervisor of the Company on May 26, 2020.
(10)	Mr. You Minqiang was appointed as a Supervisor of the Company on May 26, 2020.
(11)	Mr. Yang Jianqing retired as a Supervisor of the Company on May 26, 2020.
(12)	Mr. Ye Zhong retired as a Supervisor of the Company on May 26, 2020.

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

Discretionary Bonuses for Employee Supervisors

Certain of our Supervisors are also our employees. Mr. You Minqiang is a non-employee Supervisor. Such employee supervisors are entitled to receive discretionary bonuses under our compensation policies that are generally applicable to all employees. The amounts of such discretionary bonuses are determined with reference to the performance of the department in which an employee serves as well as his or her individual performance. The amounts of discretionary bonuses are reviewed and determined annually, based on the review of performance in the preceding year. Non-employee supervisors do not receive any discretionary bonus from our Company.

Share Appreciation Rights

We implemented a plan of share appreciation rights for members of our management in order to provide incentives for these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in Renminbi, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of our Company’s H shares at the date of exercise based on the applicable exchange rate between Renminbi and Hong Kong dollars at the date of the exercise. We recognize compensation expense of the share appreciation rights over the applicable vesting period.

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

During the years ended December 31, 2020 and 2019, no share appreciation right units were exercised. For the year ended December 31, 2020, compensation expense of RMB101 million was reversed by us in respect of share appreciation rights. For the year ended December 31, 2019, compensation expense of RMB136 million was recognized by us in respect of share appreciation rights. As of December 31, 2020, the carrying amount of the liability arising from share appreciation rights was RMB65 million. As of December 31, 2019, the carrying amount of the liability arising from share appreciation rights was RMB166 million.

In March 2021, we approved the granting of approximately 2,412 million share appreciation right units to eligible employees. Under the terms of this grant, all share appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$2.686 per unit. A recipient of share appreciation rights may exercise the rights in stages commencing in March 2023.

C. Board Practices

General

Pursuant to our Articles of Association, our Directors must be elected by our shareholders at a general meeting. Our Directors are generally elected for a term of three years and may serve consecutive terms if re-elected. On May 26, 2020, election of members of the Board was conducted and this election generated the seventh session of the Board consisting of twelve Directors with seven Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors. The term of office for the seventh session of the Board lasts for three years, starting from May 26, 2020 until the date of the Company’s annual general meeting for the year 2022 expected to be held in the year 2023, upon which the eighth session of the Board will be elected. We determine the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time. None of the service contracts with our Directors provides benefits to them upon termination.

On December 4, 2020, Mr. Wang Guoquan resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement. On January 19, 2021, Mr. Chen Zhongyue resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement. Our Board currently consists of ten Directors with five Executive Directors, one Non-Executive Director and four Independent Non-Executive Directors.

The Board holds at least four meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2020, the Board played a pivotal role in the Company’s operation, supervision, internal control, risk management and other significant decisions and corporate governance. Specifically, the Board reviewed matters including, but not limited to, our annual and interim financial statements, quarterly financial results, risk management and internal control implementation and assessment report, annual proposal for profit distribution, amendments to the Articles of Association, approval and authorization of the issuance of debentures, our budget for the years 2020 and 2021, review of the structure and operations of the Board, proposal for directors and senior management liabilities insurance, proposal for election or re-election of the Directors of the seventh session of the Board, election or re-election of the senior management, chairman and members of the Board Committees, remuneration proposal for the Directors of the seventh session of the Board, report on relevant situations under the global epidemic environment, re-appointment and remuneration of auditors, and the progress report on the preparation of the Environmental, Social and Governance Report. During the year, the Company convened four Board meetings and completed various written resolutions. In 2020, the Chairman held a meeting to independently communicate with Independent Non-Executive Directors (without the presence of any other Directors) to ensure their opinions can be fully expressed, further facilitating the exchange of different views within the Board.

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

In 2020, the Audit Committee held four meetings and passed two written resolutions, in which it reviewed matters including but not limited to our annual and interim financial statements and quarterly financial results, assessment of the qualifications, independence and performance, appointments and remuneration of the external auditors, effectiveness of risk management and internal control systems, internal audit, implementation of continuing connected transactions, selection of external auditors, the progress work report of the change of external auditors, review of the operations in 2019 and the Charter of the Audit Committee, and the progress report on the preparation of the Environmental, Social and Governance Report. The Audit Committee reviewed the annual auditor’s report, interim review report and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regard to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee regularly received quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

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

The Remuneration Committee held one meeting in 2020, in which it reviewed and discussed the remuneration proposals for the Directors of the seventh session of the Board.

Nomination Committee

The Nomination Committee was established in 2005. It currently consists of three members, Madam Wang Hsuehming (as the Chairlady), Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming, all of whom are Independent Non-Executive Directors. The Nomination Committee is accountable to the Board and regularly reports to the Board on its work. The Nomination Committee meets at least once a year. The Charter of the Nomination Committee was approved by our Board in September 2005 and amended in December 2011 and August 2013, respectively, pursuant to which the Nomination Committee’s principal responsibilities include reviewing the structure, size, composition and diversity of the Board on a regular basis; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; assessing the independence of the Independent Non-Executive Directors; and making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors (especially Chairman and Chief Executive Officer).

The Nomination Committee held one meeting in 2020, where it performed a review of the structure and operations of the Board and considered the recommendation of the proposed candidates for the Directors of the seventh session of the Board.

Independent Board Committee

The Independent Board Committee consists of four Independent Non-Executive Directors. Meetings of the Independent Board Committee are convened to review certain connected transactions on a case-by-case basis pursuant to the Listing Rules.

The Independent Board Committee did not hold any meeting or pass any written resolution in 2020.

D. Employees

General

As of December 31, 2020, we had 281,192 employees. The table below sets forth the numbers of our employees according to their functions as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Management, finance and administrative	45,045	16.0%	46,521	16.5%	47,743	17.0%
Sales and marketing	138,001	49.2%	135,797	48.3%	135,135	48.1%
Operations and maintenance	87,512	31.2%	87,943	31.3%	86,347	30.7%
Research and development	10,189	3.6%	10,954	3.9%	11,967	4.2%

Total	280,747	100.0%	281,215	100.0%	281,192	100.0%

The primary components of an employee’s remuneration include basic salary, a performance-based bonus and compensation based on length of service. In addition, we also emphasize the importance of employee training and use various means of training to improve the quality and capability of our key employees. We have not been subjected to any material labor disturbances that have interfered with our operations, and we believe that the relationship between our management and the labor union of our Company is good.

E. Share Ownership

As of December 31, 2020, none of our Directors, Supervisors or other senior executives was a legal or beneficial owner of any shares of our share capital.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 23, 2021 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares	Percentage of Total Shares
Domestic shares	China Telecom Group	57,377,053,317	long position	85.57%	70.89%
Domestic shares	Guangdong Rising Holdings Group Co., Ltd.	5,614,082,653	long position	8.37%	6.94%

Title of Shares	Identity of Person or Group	Amount Owned	Nature of Interest	Percentage of the Respective Type of Shares(1)	Percentage of Total Shares(1)
H shares	GIC Private Limited	1,394,433,475	long position	10.05%	1.72%

(1)	The percentage figures above have been rounded down to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

China Telecom Group, located at 31 Jinrong Street, Xicheng District, Beijing, PRC 100033, is our controlling shareholder and is a state-owned enterprise. Guangdong Rising Holdings Group Co., Ltd., located at 50-58/F, The Pinnacle Plaza, 17 Zhujiang West Road, Tianhe District, Guangzhou, Guangdong Province, PRC, is a state-owned enterprise owned by the provincial governments in Guangdong Province. GIC Private Limited is located at 168 Robinson Road, Capital Tower #37-01, Singapore 068912.

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

Ongoing Related Party Transactions between Us and China Telecom Group and Its Affiliated Companies

The following table sets out the amounts of ongoing related party transactions between our Company and China Telecom Group (as defined as China Telecom Group and its subsidiaries other than our Company under this section) for the year ended December 31, 2020:

Transactions	Transaction Amounts (RMB millions)
Net transaction amount of centralized services	268
Net expenses for interconnection settlement	69
Property lease income	45
Property lease related expenses	581
Addition to right-of-use assets	335
Interest expense on lease liabilities	16
Provision of IT services by China Telecom Group	2,653
Provision of IT services to China Telecom Group	556
Provision of supplies procurement services by China Telecom Group	3,567
Provision of supplies procurement services to China Telecom Group	2,070
Provision of engineering services by China Telecom Group	15,046
Provision of community services by China Telecom Group	3,682
Provision of ancillary telecommunications services by China Telecom Group	18,903
Provision of Internet applications channel services to China Telecom Group	73
Interest on loans from China Telecom Group	975
Others*	243
Net deposit by China Telecom Group with China Telecom Finance	5,728
Interest expense on the deposit by China Telecom Group with China Telecom Finance	82

*	Represent usage of CDMA network facilities, usage of inter-provincial transmission optic fibers, and usage of land use rights from China Telecom Group.

Centralized Services Agreement

Pursuant to the centralized services agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralized Services Agreement”), centralized services include centralized business management and operational services provided by the Company to China Telecommunications Corporation in relation to key corporate customers, its network management center and business support center. Centralized services also include the provision of certain premises by China Telecommunications Corporation to the Company and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Company. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilization fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilization fee each year. The utilization fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Centralized Services Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the Centralized Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralized Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on September 10, 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the MIIT of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Company to China Telecommunications Corporation. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454)” promulgated by the MIIT of the PRC. The MIIT of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the MIIT of the PRC amends the existing, or promulgates, new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Interconnection Settlement Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Company and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment installation. The rental charges under the Property Leasing Framework Agreement shall be determined according to comparable market rates. Market rates shall mean the rental charges at which the same or similar types of properties or adjacent properties are leased by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the rental charges for any property under the agreement represent market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every three years.

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

In those circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. The Company shall solicit at least three tenderers for the tender process. If the terms offered by the Company or China Telecommunications Corporation and/or its associates are no less favorable than those offered by an independent third-party provider, the Company or China Telecommunications Corporation and/or its associates may award the tender to the other party.

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the IT Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Company with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided in accordance with the following pricing terms:

(1) market prices, which shall mean the prices at which the same or similar types of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2) where there are no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Company. When determining the relevant “reasonable profit margin” for any transaction under the agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Community Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Supplies Procurement Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on August 30, 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates, through bids, provide to the Company services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents the market rate, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB1 million or engineering construction projects with a value of over RMB4 million shall be determined by the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Company shall solicit at least three tenderers for the tender process.

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

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Engineering Framework Agreement on the same terms for a further term of three years from January 1, 2019 to December 31, 2021, excepting the pricing terms updates. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Ancillary Telecommunications Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Optic Fiber Leasing Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. The Company may renew the Optic Fiber Leasing Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

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

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Internet Applications Channel Services Framework Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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

On August 20, 2018, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Trademark License Agreement pursuant to the terms thereof for a further term of three years from January 1, 2019 to December 31, 2021. The Company may renew the Trademark License Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

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

China Telecommunications Corporation Financial Services Framework Agreement Entered into between China Telecom Finance and China Telecommunications Corporation

On February 1, 2019, China Telecom Finance and China Telecommunications Corporation entered into a financial services framework agreement (the “China Telecommunications Corporation Financial Services Framework Agreement”), pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services, to the Parent Group. The pricing policy under the China Telecommunications Corporation Financial Services Framework Agreement is set out below:

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

For the respective specific transactions under the CCS Financial Services Framework Agreement, provided that it is in compliance with the terms and conditions of the CCS Financial Services Framework Agreement, China Telecom Finance was appointed as one of the financial institutions providing financial services to the CCS Group. Prior to the signing of any specific agreement with China Telecom Finance in respect of respective transactions under the CCS Financial Services Framework Agreement, the CCS Group will compare the interest rates and terms or fees charged and other relevant transactions terms offered by China Telecom Finance with those interest rates and terms of the same type of deposit or loan services for the same period or fees charged and other relevant transaction terms for the same type of financial services offered by the major cooperative commercial banks of the CCS Group. Only when the interest rates and terms or fees charged or other relevant transactions terms offered by China Telecom Finance are equivalent to or better than those interest rates and terms offered or fees charged or other relevant transactions terms (e.g. transaction approval terms, procedures or time limit, etc.) offered by the major cooperative commercial banks of the CCS Group, the CCS Group has the discretion to enter into the transactions with China Telecom Finance. Under the circumstances which the CCS Group considers appropriate, the CCS Group may engage additional or other financial institutions other than China Telecom Finance to provide financial services.

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

Disposal of E-store to Besttone Holding

See “Item 4. Information on the Company—A. History and Development of the Company—Disposal of Chengdu E-store Technology Co., Ltd. and Establishment of Tianyi Capital Holding Co., Ltd.”.

Establishment of China Telecom Finance

See “Item 4. Information on the Company—A. History and Development of the Company—Establishment of China Telecom Group Finance Co., Ltd.”.

Disposals of E-surfing Pay Co., Ltd and China Telecom Leasing Corporation Limited

See “Item 4. Information on the Company—A. History and Development of the Company—Disposals of E-surfing Pay Co., Ltd and China Telecom Leasing Corporation Limited”.

Our Borrowings from China Telecom Group

We from time to time borrow short-term unsecured loans from China Telecom Group to supplement our working capital needs. As of December 31, 2020, the aggregate outstanding principal amount of such loans was RMB11,164 million, which bear interest at a fixed rate of 3.1% per annum. On December 25, 2017, we obtained long-term unsecured loans from China Telecom Group to meet our long-term funding needs. As of December 31, 2020, the aggregate outstanding principal amount of such loans was RMB11,000 million, which bear interest at a fixed rate of 3.8% per annum and are payable within one to two years. See Note 19 to our audited financial statements included elsewhere in this report for details.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

Our consolidated financial statements are set forth beginning on page F-1. No significant change has occurred since the date of the annual financial statements.

Legal Proceedings

On December 10, 2020, the FCC adopted an order (the “FCC Order”) that instituted proceedings to determine whether to revoke and/or terminate our 214 Authorizations. CTA has appealed the FCC Order in accordance with relevant laws, regulations and regulatory requirements to safeguard its legitimate rights. See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business – Our authorizations to provide telecommunications services in the United States are subject to actions by the relevant authorities in the United States and we cannot assure you we will be able to maintain those authorizations in the future”.

On January 6, 2021, the NYSE, following reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order signed by the then President of the United States. On January 20, 2021, we filed a written request with the NYSE for a review of its determination. See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business – Transactions in and holdings of our ADSs and H shares by U.S. persons beyond specified dates are prohibited, and the continued listing of and trading in our ADSs are subject to significant uncertainty”.

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

Policy on Dividend Distributions

Pursuant to the shareholders’ approval at the annual general meeting held on May 26, 2020, a final dividend of RMB9,262 million (RMB0.114441 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2019 was declared, all of which has been fully paid. Pursuant to a resolution passed at the Directors’ meeting on March 9, 2021, a final dividend of approximately RMB8,403 million (RMB0.10515 per share equivalent to HK$0.125 per share, pre-tax) for the year ended December 31, 2020 was proposed for shareholders’ approval at the annual general meeting for the year of 2020.

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

Our Board is responsible for formulating the dividend distribution plan and will execute the relevant approval procedures in accordance with relevant laws, rules, regulations and Articles of Association of the Company before proceeding with the distribution. In the future, we will strive for improvement on profitability and at the same time continue to deliver favorable dividend return for the shareholders. Our Board will declare dividends, if any, with respect to our H shares and domestic shares on a per-share basis and will pay such dividends in Hong Kong dollars and in Renminbi respectively. Any final dividend for a fiscal year will be subject to shareholders’ approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of our H shares will share proportionately on a per-share basis in all dividends and other distributions declared by our Company.

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

On January 6, 2021, the NYSE, following reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order signed by the then President of the United States. See “Item 8. Financial Information – Legal Proceedings” and “Item 3. Key Information – Risk Factors – Risks Relating to Our Business – Transactions in and holdings of our ADSs and H shares by U.S. persons beyond specified dates are prohibited, and the continued listing of and trading in our ADSs are subject to significant uncertainty”.

As of December 31, 2020 and April 23, 2021, there were 13,877,410,000 H shares issued and outstanding. As of December 31, 2020 and April 23, 2021, there were, respectively, 30 and 28 registered holders of American depositary receipts evidencing 4,606,994 and 1,152,450 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

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

Objects and Purposes

We are a joint stock limited company established in accordance with the PRC Company Law, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws and regulations of the State. We registered with the State Administration for Industry and Commerce of the People’s Republic of China. Article 14 of our Articles of Association provides that our scope of business includes, among other things, operation of basic and value-added telecommunications businesses.

Directors

Our Articles of Association provide that each of our Directors is obligated to each shareholder to act honestly in our Company’s best interests; not to exploit corporate assets for personal gain; and not to expropriate the rights of our shareholders.

Where a director, supervisor, general manager or other senior officer of the Company is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the Board at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the Board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his or her associate (as defined in the Listing Rules) is interested.

Unless the interested director, supervisor, general manager or other senior officer of the Company discloses his or her interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board of directors at a meeting in which the director neither votes nor is counted in the quorum, such contract, transaction or arrangement may be revoked by us except with respect to a bona fide party thereto who does not have notice of the breach of duty by the interested director, supervisor, general manager or other senior officer.

Furthermore, we may not make loans or provide guarantees to a director, supervisor, general manager or other senior officer of the Company or of the Company’s holding company or any of their respective associates, except where such loan or guarantee is made or provided under a service contract as approved by shareholders at the shareholders’ general meeting and to meet expenditure requirements incurred or for the purpose of enabling the director, supervisor, general manager or other senior officer of the Company to perform his or her duties properly or made in the ordinary course of business.

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

Resolutions proposed by shareholder(s) holding 3% or more of the total voting shares shall be included in the agenda for the relevant annual general meeting if they are within the functions and powers of shareholders in general meetings.

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given at least 20 clear business days before the date of the meeting in the case of an annual general meeting, or at least 10 clear business days or 15 days, whichever is longer, in the case of an extraordinary general meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.

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

Shareholders are entitled to attend and vote at general meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notary-certified copy of the relevant power of attorney or other authority under which the proxy was executed.

Resolutions on any of the following matters must be approved by more than two-thirds of the voting rights held by shareholders who are present in person or by proxy:

•	an increase or decrease in our share capital or the issuance of shares, warrants and other similar securities;

•	issuance of debentures;

•	our division, merger, dissolution or liquidation as well as material acquisition or disposal;

•	amendments to our Articles of Association;

•	amendment of shareholders’ rights of any class of shares; and

•

any other matters resolved by way of an ordinary resolution by shareholders in general meeting which the shareholders consider may have a material impact on the Company and should be adopted by a special resolution.

All other actions taken by the shareholders will be approved by a majority of the voting rights held by shareholders.

Any shareholder resolution that is in violation of any PRC laws or regulations or the Articles of Association will be null and void.

Pursuant to the Reply of the State Council on the Adjustment of the Notice Period of the General Meeting and Other Matters Applicable to the Overseas Listed Companies (Guo Han [2019] No. 97) (《国务院关于调整适用在境外上市公司召开股东大会通知期限等事项规定的批覆》(国函〔2019〕97号)) to amend the requirements with respect to notice period, shareholders’ proposal rights and convening procedures for general meetings applicable to joint stock companies incorporated in the People’s Republic of China and listed overseas, the Board proposed to amend the relevant provisions of the Articles of Association regarding the procedures convening general meetings accordingly. At the 2019 AGM held on May 26, 2020, the shareholders of the Company approved the amendments to the Articles of Association. We filed a Form 6-K with the SEC on March 25, 2020 in relation to the proposed amendments and a Form 6-K with the SEC on May 27, 2020 in relation to poll results of the 2019 AGM and the amended Articles of Association.

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

Increases in Share Capital

Under our Articles of Association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by votes representing more than two-thirds of the voting rights represented by the shareholders present at the shareholders meeting, votes representing more than two-thirds of the voting rights represented by the domestic shareholders present at the class meeting of domestic shareholders and votes representing more than two-thirds of the voting rights represented by the H shareholders present at the class meeting of H shareholders, respectively. No such approval is required if, but only to the extent that, we issue domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20.0% of the number of domestic shares and H shares then outstanding, respectively, in any 12-month period, as already approved by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the shareholders meeting. New issues of shares must also be approved by relevant PRC authorities.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed upon by the subscriber of the relevant shares at the time of subscription.

Shareholders do not have preemptive rights with respect to new issues of shares of the Company.

Decrease in Share Capital and Repurchase

We may reduce our registered share capital only upon obtaining the approval of votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the shareholders meeting and, in certain circumstances, of relevant PRC authorities. The number of H shares that may be repurchased is subject to the Takeovers Code.

Ownership Threshold

There are no provisions under our Articles of Association which relate to ownership thresholds above which shareholder ownership is required to be disclosed.

Restrictions on Large or Controlling Shareholders

Our Articles of Association define a controlling shareholder as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the Board;

•	has the power to exercise, or to control the exercise of, 30.0%or more of our voting rights;

•	holds 30.0% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

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

Restrictions on Transferability and the Share Register

Under our Articles of Association, in order for any PRC shareholder to sell its domestic shares to persons outside the PRC who will receive H shares upon the sale, such sales must be approved by votes representing more than two-thirds of the voting rights represented by the shareholders present at the shareholders meeting, votes representing more than two-thirds of the voting rights represented by the domestic shareholders present at the class meeting of domestic shareholders and votes representing more than two-thirds of the voting rights represented by the H shareholders present at the class meeting of H shareholders. Such sales are also subject to approval by the SASAC, the China Securities Regulatory Commission and other relevant governmental authorities.

We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to holders of H shares. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No change may be made to the register of shareholders as a result of a transfer of shares within 20 days prior to the date of a shareholders’ general meeting or within five days before the record date for the Company’s distribution of dividends. However, in the event that there is any other relevant provision applicable to the registration of changes of the Company’s register of shareholders as promulgated and stipulated by the PRC laws, administrative regulations or the listing rules of the stock exchange on which the Company’s shares are listed, such provision shall prevail.

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

In addition, we entered into the 5G Cooperation Agreement with CUCL in relation to the co-building and co-sharing of 5G network on September 9, 2019. See “Item 4. Information on the Company—B. Business Overview—Network System—Co-building and co-sharing with China Unicom”.

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

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of H shares registered on the Hong Kong branch register. The duty is charged at the ad valorem rate of 0.1% (subject to the completion of the legislative process to increase the stamp duty rate, the rate will be increased to 0.13% with effect from 1 August 2021) of the consideration for, or (if greater) the value of, the H shares transferred on each of the seller and the purchaser. In other words, a total 0.2% (subject to the completion of the legislative process to increase the stamp duty rate, the rate will be increased to 0.26% with effect from 1 August 2021) is currently payable on a typical sale and purchase transaction of H shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

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

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the H shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you are a partner in a partnership that holds the H shares or ADSs, you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in the H shares or ADSs.

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

Furthermore, even if we are not eligible for the benefits of the PRC-US Treaty in a taxable year, dividends on the ADSs will nevertheless be treated as qualified dividend income if the ADSs are readily tradable on an established securities market in the United States. However, as discussed above in “Key Information—Risk Factors—Risks Relating to Our Business—Transactions in and holdings of our ADSs and H shares by U.S. persons beyond specified dates are prohibited, and the continued listing of and trading in our ADSs are subject to significant uncertainty”, our ADSs cannot currently be traded on the NYSE. As a result, as long as that is the case, dividends paid with respect to ADSs will only be qualified dividend income if we are eligible for the benefits of the PRC-U.S. Treaty.

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

However, under the PRC-US Treaty, if PRC tax were to be imposed on any gain from the disposition of your H shares or ADSs (as discussed above in “People’s Republic of China—Taxation of Capital Gains”) in accordance with the PRC-US Treaty, then such gain will generally be treated as PRC source income if you are an Eligible U.S. Holder (as defined above in “People’s Republic of China—Taxation of Dividends—Tax Treaties”). Subject to certain limitations, any such PRC tax will be creditable against your United States federal income tax liability. U.S. holders should consult their tax advisors regarding the tax consequences if a PRC tax were to be imposed on a disposition of H shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Hong Kong Stamp Duty

Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but would generally increase your basis in your H Shares or ADSs (in the case of stamp duty paid in respect of a purchase) or reduce your amount realized (in the case of stamp duty paid in respect of a sale).

PFIC Rules

We believe that H shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or H shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC, at its public reference room located at 100 F Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

The following tables provide information regarding our financial instruments that are sensitive to foreign exchange rates as of December 31, 2020 and 2019, respectively. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates.

As of December 31, 2020:

	Expected Maturity
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	5,004	—	—	—	—	—	5,004	5,004
Japanese yen	11	—	—	—	—	—	11	11
Euro	53	—	—	—	—	—	53	53
Hong Kong dollars	833	—	—	—	—	—	833	833
Other currencies	490	—	—	—	—	—	490	490
Short-term bank deposits
United States dollars	1,593	—	—	—	—	—	1,593	1,593
Liabilities:
Debts in United States dollars
Fixed rate	35	22	19	17	17	114	224	190
Average interest rate	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debts in Euro
Fixed rate	26	26	26	11	10	53	152	134
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

As of December 31, 2019:

	Expected Maturity
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Assets:
Cash and cash equivalents
United States dollars	3,055	—	—	—	—	—	3,055	3,055
Japanese yen	27	—	—	—	—	—	27	27
Euro	75	—	—	—	—	—	75	75
Hong Kong dollars	327	—	—	—	—	—	327	327
Other currencies	1,092	—	—	—	—	—	1,092	1,092
Short-term bank deposits
United States dollars	2,724	—	—	—	—	—	2,724	2,724
Liabilities:
Debts in United States dollars
Fixed rate	48	37	24	20	18	141	288	235
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	11	62	173	157
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

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

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding floating rate debt. As of December 31, 2019 and 2020, our debt consisted of fixed and variable rate debt obligations with maturities from 2020 to 2036 and from 2021 to 2036, respectively.

The following tables present cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2020 and 2019, respectively.

As of December 31, 2020:

	Expected Maturity
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	23,784	17,033	2,964	956	925	2,029	47,691	47,689
Average interest rate	2.8%	2.8%	1.2%	1.2%	1.2%	1.2%
Variable rate	5,275	—	—	—	—	—	5,275	5,275
Average interest rate(1)	3.3%	—	—	—	—	—
Debts in United States dollars
Fixed rate	35	22	19	17	17	114	224	190
Average interest rate	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debts in Euro
Fixed rate	26	26	26	11	10	53	152	134
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2020.

As of December 31, 2019:

	Expected Maturity
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
Debts in Renminbi
Fixed rate	33,393	1,016	25,983	920	911	2,833	65,056	64,410
Average interest rate	2.8%	2.8%	2.8%	1.2%	1.2%	1.2%
Variable rate	13,505	—	—	—	—	—	13,505	13,505
Average interest rate(1)	3.8%	—	—	—	—	—
Debts in United States dollars
Fixed rate	48	37	24	20	18	141	288	235
Average interest rate	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%
Debts in Euro
Fixed rate	25	25	25	25	11	62	173	157
Average interest rate	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2019.

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility. The amount of such reimbursements is subject to certain conditions and limits. From April 24, 2020 to April 23, 2021, with respect to certain expenses incurred by us in connection with our depositary facility, including listing and legal fees and expenses related to our attendance at the annual ADR training seminar, we received from the Bank of New York Mellon a total of US$70,000 reimbursement, net of withholding tax. The Bank of New York Mellon also waived certain costs of US$110,556.19 in connection with the administration of the ADR program and other services provided to our registered shareholders for the year 2020.

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

As of December 31, 2020, our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of China Telecom Corporation Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Telecom Corporation Limited and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company, and our report dated March 9, 2021, expressed an unqualified opinion on those consolidated financial statements, and included an explanatory paragraph regarding the Company’s change in its method of accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, “Leases”.

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

March 9, 2021

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2020, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Audit Committee currently consists of four members, Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason. They are all Independent Non-Executive Directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee”. Our Board has determined that Mr. Tse Hau Yin, Aloysius, our Independent Non-executive Director, is qualified as an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2019 and 2020:

	Audit Fees (including VAT)	Audit-Related Fees		Tax Fees		Other Fees
2019	RMB81.46 million	RMB0.70 million		RMB1.70 million		RMB0.82 million
2020	RMB76.83 million	RMB0.72 million	(1)	RMB1.50 million	(2)	RMB0.91 million	(3)

(1)

Audit-related fees in the amount of RMB0.72 million were primarily paid for the advisory services provided to us regarding our internal control and the assurance service provided to us regarding our environmental, social and governance report.

(2)	Tax fees in the amount of RMB1.50 million were primarily paid for profit tax filing assistance services.
(3)	Other fees in the amount of RMB0.91 million were primarily paid for other operating advisory services.

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

On March 9, 2021, the Board resolved, as recommended by our Audit Committee, not to re-appoint our principal accountants, Deloitte Touche Tohmatsu, or Deloitte, after their completion of the audit of our consolidated financial statements for the year ended December 31, 2020 and the effectiveness of our internal control over financial reporting as of December 31, 2020. They will retire effective upon the close of the 2020 annual general meeting of the Company. On the same date, the Board resolved, pursuant to the open selection process and as recommended by our Audit Committee, to appoint PricewaterhouseCoopers Zhong Tian LLP, as our new principal accountants, subject to the approval by our shareholders at the annual general meeting of the Company scheduled to be held on May 7, 2021. Such change in our principal accountants is due to the relevant regulations issued by the MOF and the SASAC, under which there are restrictions on the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. The Company is a subsidiary of China Telecommunications Corporation, which is a state-owned enterprise under the supervision of the SASAC.

During the fiscal years ended December 31, 2019 and 2020, and the subsequent interim period through April 28, 2021, there were no: (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to that item), or (2) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The audit reports of Deloitte on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of Deloitte on the effectiveness of our internal control over financial reporting as of December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided Deloitte with a copy of the foregoing disclosure and have requested that Deloitte furnish to us a letter addressed to the SEC stating whether or not Deloitte agrees with such disclosure. A copy of the letter is filed as Exhibit 15.1 to this annual report on Form 20-F.

During the two fiscal years ended December 31, 2019 and 2020 and through April 28, 2021, neither we nor any person on our behalf consulted with PricewaterhouseCoopers Zhong Tian LLP regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided that PricewaterhouseCoopers Zhong Tian LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter being the subject of disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to that item) or reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

Item 16G.	Corporate Governance.

Our Company was incorporated under the PRC Company Law on September 10, 2002 as a joint stock company with limited liability. Our ADSs are listed on the NYSE. Our H shares are listed on the Hong Kong Stock Exchange. As a foreign private issuer, in respect of its listing on the NYSE, we are not required to comply with all corporate governance rules of Section 303A of the Listed Company Manual of the NYSE. However, we are required to disclose the significant differences between our corporate governance practices and the listing standards followed by NYSE-listed U.S. companies.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibits	Description

1.1	Articles of Association (as amended) (English translation)

2.1	Form of H Share Certificate.(1)(P)

2.2	Form of Deposit Agreement among the Registrant, the Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)(P)

2.3	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1	Supplemental Trademark License Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation). (3)

4.2	Sale and Purchase Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.3	Supplemental Connected Transactions Agreement, dated October 26, 2003, between the Registrant and China Telecommunications Corporation (English translation).(3)

4.4	Form of Underwriting Agreement.(4)

4.5	Supplemental Trademark License Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation). (5)

4.6	Supplemental Connected Transactions Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation). (6)

4.7	Conditional Sale and Purchase Agreement, dated April 13, 2004, between the Registrant and China Telecommunications Corporation (English translation). (7)

4.8	Supplemental Conditional Sale and Purchase Agreement, dated June 9, 2004, between the Registrant and China Telecommunications Corporation (English summary). (8)

4.9	Supplemental Centralized Services Agreement, dated December 15, 2005, between the Registrant and China Telecommunications Corporation (English summary). (9)

4.10	Property Leasing Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.11	IT Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.12	Equipment Procurement Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary).(10)

4.13	Engineering Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.14	Community Services Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.15	Ancillary Telecommunications Service Framework Agreement, dated August 30, 2006, between the Registrant and China Telecommunications Corporation (English summary). (10)

4.16	Strategic Agreement, dated August 30, 2006, between the Registrant and China Communications Services Corporation Limited (English summary). (10)

4.17	Supplemental Agreement to the Strategic Agreement, dated June 15, 2007, between the Registrant and the China Communications Services Corporation Limited (English Summary). (10)

4.18	Supplemental Agreement to the Strategic Agreement, dated October 29, 2009, between the Registrant and the China Communications Services Corporation Limited (English Summary). (13)

4.19	Master Agreement for sales and purchase of equity interests in China Telecom (Hong Kong) International Limited, China Telecom System Group Integration Co., Ltd. and China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.20	Stock Purchase Agreement in respect of sales and purchase of shares in China Telecom (USA) Corporation, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

Exhibits	Description

4.21	Share Purchase Agreement in respect of sales and purchase of shares in China Telecom (Hong Kong) International Limited, dated June 15, 2007, between China Telecommunications Corporation and China Telecom Corporation Limited. (10)

4.22	Share Transfer Agreement in respect of transfer of shareholdings in China Telecom System Integration Co., Limited, dated June 15, 2007, among China Telecommunications Corporation, China Huaxin Post and Telecommunications Economy Development Center and China Telecom Corporation Limited. (10)

4.23	Agreement on the Transfer of the Entire Equity Interests in China Telecom Group Beijing Corporation, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Translation). (11)

4.24	Form Merger Agreement, dated January 10, 2008, between the Registrant and each of certain subsidiaries wholly owned by the Registrant (English Translation). (11)

4.25	Supplemental Agreement to the Centralized Services Agreement, dated December 26, 2007, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.26	Supplemental Agreement to the Centralized Services Agreement, dated March 31, 2008, between the Registrant and China Telecommunications Corporation (English Summary). (11)

4.27	Framework Agreement for Transfer of CDMA Business, dated June 2, 2008, among the Registrant, China Unicom Limited and China Unicom Corporation Limited (English Summary). (11)

4.28	Supplemental Agreement to the Interconnection Settlement Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.29	Supplemental Agreement to the IT Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.30	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.31	Supplemental Agreement to the Engineering Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.32	Supplemental Agreement to the Community Services Framework Agreement, dated December 15, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.33	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.34	CDMA Network Capacity Lease Agreement, dated July 27, 2008, between the Registrant and China Telecommunications Corporation (English translation). (12)

4.35	Agreement for Transfer of CDMA Business, dated July 27, 2008, between the Registrant, China Unicom Limited and China Unicom Corporation Limited (English summary). (12)

4.36	Merger Agreement, dated November 14, 2008, between the Registrant and China Telecommunications Corporation Beijing Corporation (English translation). (12)

4.37	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated July 10, 2008, between the Registrant and China Telecommunications Corporation (English summary). (12)

4.38	Underwriting Agreement regarding Medium Term Notes of China Telecom Corporation Limited in 2008, dated April 15, 2008, among the Registrant, Industrial and Commercial Bank of China Limited and CITIC Securities Company Limited (English summary), and its Supplemental Agreement, dated December 15, 2008 (English summary). (12)

4.39	Underwriting Agreement regarding the First Tranche of Short-Term Commercial Paper of China Telecom Corporation Limited in 2008, dated July 7, 2008, among the Registrant, Bank of Communications Co., Ltd. and China Development Bank (English summary). (12)

4.40	Underwriting Agreement regarding the First Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated September 8, 2009 (as supplemented on September 9, 2009), among the Registrant, Bank of Communications Co., Ltd. and Agricultural Bank of China Limited (English summary). (13)

Exhibits	Description

4.41	Underwriting Agreement regarding the Second Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, Agriculture Bank of China Limited and China Merchants Bank Co., Ltd. (English summary). (13)

4.42	Underwriting Agreement regarding the Third Tranche of Medium Term Notes of China Telecom Corporation Limited in 2009, dated October 19, 2009 (as supplemented respectively on October 20, 2009 and December 4, 2009), among the Registrant, China Construction Bank Corporation and Industrial and Commercial Bank of China Ltd. (English summary). (13)

4.43	Supplemental Agreement to the Centralized Services Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.44	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.45	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.46	Supplemental Agreement to the IT services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.47	Supplemental Agreement to the Community Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.48	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.49	Supplemental Agreement to the Engineering Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.50	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.51	Supplemental Agreement to the CDMA Network Capacity Lease Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.52	Supplemental Agreement to the Trademark License Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.53	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 25, 2010, between the Registrant and China Telecommunications Corporation (English summary) (14)

4.54	Agreement on the Acquisition of CDMA Network Assets and Associated Liabilities, dated August 20, 2012, between the Registrant and China Telecommunications Corporation (English summary) (15)

4.55	Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd., dated April 26, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (15)

4.56	Agreement on the Acquisition of China Telecom (Europe) Limited, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (16)

4.57	Internet Applications Channel Services Framework Agreement, dated December 16, 2013, between the Registrant and China Telecommunications Corporation (English Summary) (16)

Exhibits	Description

4.58	Promoters’ Agreement for China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited) dated July 11, 2014, among the Registrant, China United Network Communications Corporation Limited and China Mobile Communication Company Limited (17)

4.59	Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, dated October 14, 2015, among the Registrant, the Tower Company, CUCL, CMCL, CRHC and other parties thereto (English translation) (18)

4.60	Share Subscription Agreement, dated January 29, 2016, between the Registrant and the Tower Company (English translation) (18)

4.61	Supplemental Agreement to the Centralized Services Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.62	Supplemental Agreement to the Interconnection Settlement Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.63	Supplemental Agreement to the Property Leasing Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.64	Supplemental Agreement to the IT Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.65	Supplemental Agreement to the Community Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.66	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.67	Supplemental Agreement to the Engineering Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.68	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.69	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.70	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated September 23, 2015, between the Registrant and China Telecommunications Corporation (English summary) (18)

4.71	Lease Agreement, dated July 8, 2016, between the Registrant and the Tower Company (English translation) (19)

4.72	Supplemental Lease Agreement, dated February 1, 2018, between the Registrant and the Tower Company (English translation)(20)

4.73	Supplemental Agreement to the Centralized Services Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.74	Supplemental Agreement to the Interconnection Settlement Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.75	Supplemental Agreement to the Property Leasing Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

Exhibits	Description

4.76	Supplemental Agreement to the IT Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.77	Supplemental Agreement to the Community Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.78	Supplemental Agreement to the Supplies Procurement Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.79	Supplemental Agreement to the Engineering Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.80	Supplemental Agreement to the Ancillary Telecommunications Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.81	Supplemental Agreement to the Internet Applications Channel Services Framework Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.82	Supplemental Agreement to the Optic Fiber Leasing Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.83	Supplemental Agreement to the Trademark License Agreement, dated August 20, 2018, between the Registrant and China Telecommunications Corporation (English summary) (21)

4.84	China Telecommunications Corporation Financial Services Framework Agreement, dated February 1, 2019, between China Telecommunications Corporation and China Telecom Group Finance Co., Ltd. (English summary) (21)

4.85	China Telecom Financial Services Framework Agreement, dated February 1, 2019, between the Registrant and China Telecom Group Finance Co., Ltd. (English summary) (21)

4.86	CCS Financial Services Framework Agreement, dated February 1, 2019, between China Communications Services Corporation Limited and China Telecom Group Finance Co., Ltd. (English summary) (21)

4.87	5G Network Co-Build and Co-Share Framework Cooperation Agreement, dated September 9, 2019, between the Registrant and China United Network Communications Corporation Limited (English translation)(22)

4.88	Agreement on the Disposal of Equity Interest in E-surfing Pay Co., Ltd, dated March 26, 2021, between the Registrant and China Telecommunications Corporation (English Summary)

4.89	Agreements on the Disposal of Equity Interest in China Telecom Leasing Corporation Limited, dated March 26, 2021, among the Registrant, China Telecom Global Limited, China Telecommunications Corporation and Guang Hua Properties Limited (English Summary)

8.1	List of Significant Subsidiaries of the Registrant as of December 31, 2020

11.1	Code of Ethics (English translation).(3)

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO pursuant to Rule 13a-14(b)

13.2	Certification of CFO pursuant to Rule 13a-14(b)

15.1	Letter to SEC from Deloitte

Exhibits	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-100042), filed with the Securities and Exchange Commission on November 5, 2002.
(2)

Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-100617), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31517), filed with the Securities and Exchange Commission.
(4)	Incorporated by reference to Exhibit 1.1 to our Form 6-K filed on April 29, 2004
(5)	Incorporated by reference to Exhibit 1.2 to our Form 6-K filed on April 29, 2004.
(6)	Incorporated by reference to Exhibit 1.3 to our Form 6-K filed on April 29, 2004.
(7)	Incorporated by reference to Exhibit 1.5 to our Form 6-K filed on April 29, 2004.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31517), filed with the Securities and Exchange Commission.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31517), filed with the Securities and Exchange Commission.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31517), filed with the Securities and Exchange Commission.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-31517), filed with the Securities and Exchange Commission.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31517), filed with the Securities and Exchange Commission.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31517), filed with the Securities and Exchange Commission.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31517), filed with the Securities and Exchange Commission.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31517), filed with the Securities and Exchange Commission.
(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31517), filed with the Securities and Exchange Commission.
(17)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-31517), filed with the Securities and Exchange Commission.
(18)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31517), filed with the Securities and Exchange Commission.
(19)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-31517), filed with the Securities and Exchange Commission.
(20)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-31517), filed with the Securities and Exchange Commission.
(21)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-31517), filed with the Securities and Exchange Commission.
(22)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-31517), filed with the Securities and Exchange Commission.
(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Ke Ruiwen
Name:	Ke Ruiwen
Title:	Executive Director, Chairman and Chief Executive Officer

Date: April 28, 2021

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of China Telecom Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Telecom Corporation Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Accounting Policies

As discussed in Note 3(n) to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to adoption of International Financial Reporting Standard 16, “Leases”.

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

Revenue Recognition—Refer to Notes 3(m) and 27 to the consolidated financial statements

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

How the Critical Audit Matter Was Addressed in the Audit

Our procedures in relation to revenue recognition, comprising both control testing and substantive procedures on a sample basis, included the following, among others:

•	With the assistance of our IT specialist, we tested:

-	the IT environment in which the billing systems reside, including interface controls between different IT applications.

-	the key controls over the calculation of the amounts billed to customers and the capturing and recording of the revenue transactions.

-	the key controls over the authorization of the rate changes and the input of such rates to the billing systems.

-	the end-to-end reconciliations from data records to the billing systems and to the general ledger.

-	the material journals processed between the billing systems and the general ledger.

-	the accuracy of customer bill calculations and the respective revenue transactions recorded.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and Board of Directors of China Telecom Corporation Limited:

Critical Audit Matters (continued)

Impairment of goodwill and long-lived assets within the cash-generating unit—Refer to Notes 3(h), 12 and 43 to the consolidated financial statements

Critical Audit Matter Description

The Company’s evaluation of cash-generating unit for impairment involves the comparison of the recoverable amount of the cash-generating unit, which is the greater of its value in use and fair value less costs of disposal, to its carrying value. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

We identified the impairment of goodwill and long-lived assets within the cash-generating unit as a critical audit matter because the impairment assessment of cash-generating unit requires the management to exercise significant judgments. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the estimation of level of revenue, amount of operating costs and applicable discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures in relation to the impairment of goodwill and long-lived assets within the cash-generating unit included, among others:

•

We tested the effectiveness of controls over management’s impairment assessment of cash-generating unit, such as controls related to management’s selection of the discount rate and key inputs to the projected cash flows, which include the number of subscribers, the average revenue per subscriber and amount of operating costs.

•

With the assistance of our valuation specialists, we assessed the discount rate and assumptions used by the management in the value in use model and compared the discount rate used by the management to externally derived data and our own assessments of key inputs used in deriving the discount rate.

•

With the assistance of our valuation specialists, we compared the key inputs to the projected cash flows, such as the number of subscribers, the average revenue per subscriber and amount of operating costs, with corresponding historical data to evaluate the reasonableness of the management’s projections.

•	We assessed and challenged the significant judgments and estimates used in the management’s impairment assessment and evaluated the sensitivity analysis performed by the management.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong, the People’s Republic of China

March 9, 2021

We have served as the Company’s auditor since 2013.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2020

(Amounts in millions)

	Notes	December 31, 2019	December 31, 2020
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	4	20,791	23,684
Short-term bank deposits and restricted cash		3,628	9,408
Accounts receivable, net	5	21,489	21,502
Contract assets	6	474	604
Inventories	7	2,880	3,317
Prepayments and other current assets	8	22,219	25,167
Financial assets at fair value through profit or loss		39	—
Income tax recoverable		1,662	334

Total current assets		73,182	84,016
Non-current assets
Property, plant and equipment, net	9	410,008	418,605
Construction in progress	10	59,206	48,425
Right-of-use assets	11	61,549	59,457
Goodwill	12	29,923	29,920
Intangible assets	13	16,349	18,508
Interests in associates	14	39,192	40,303
Financial assets at fair value through profit or loss		—	73
Equity instruments at fair value through other comprehensive income	15	1,458	1,073
Deferred tax assets	16	7,577	8,164
Other assets	17	4,687	6,552

Total non-current assets		629,949	631,080

Total assets		703,131	715,096

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	19	42,527	27,994
Current portion of long-term debt	19	4,444	1,126
Accounts payable	20	102,616	107,578
Accrued expenses and other payables	21	48,516	56,775
Contract liabilities	22	54,388	63,849
Income tax payable		243	350
Current portion of lease liabilities	23	11,569	13,192
Current portion of deferred revenues	24	358	278

Total current liabilities		264,661	271,142
Non-current liabilities
Long-term debt	19	32,051	24,222
Lease liabilities	23	30,577	27,455
Deferred revenues	24	1,097	861
Deferred tax liabilities	16	19,078	24,208
Other non-current liabilities		627	1,033

Total non-current liabilities		83,430	77,779

Total liabilities		348,091	348,921
Equity
Share capital	25	80,932	80,932
Reserves	26	271,578	282,524

Total equity attributable to equity holders of the Company		352,510	363,456
Non-controlling interests		2,530	2,719

Total equity		355,040	366,175

Total liabilities and equity		703,131	715,096

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in millions, except per share data)

		Year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB
Operating revenues	27	377,124	375,734	393,561

Operating expenses
Depreciation and amortization		(75,493)	(88,145)	(90,240)
Network operations and support	28	(116,062)	(109,799)	(119,517)
Selling, general and administrative		(59,422)	(57,361)	(55,059)
Personnel expenses	29	(59,736)	(63,567)	(65,989)
Other operating expenses	30	(37,697)	(27,792)	(29,074)
Impairment loss on property, plant and equipment	9	—	—	(5,042)

Total operating expenses		(348,410)	(346,664)	(364,921)

Operating income		28,714	29,070	28,640

Net finance costs	31	(2,708)	(3,639)	(3,014)

Investment income		38	30	60

Income from investments in associates		2,104	1,573	1,701

Earnings before income tax		28,148	27,034	27,387

Income tax	32	(6,810)	(6,322)	(6,307)

Profit for the year		21,338	20,712	21,080

Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		(324)	604	(385)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		82	(147)	97

		(242)	457	(288)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China		154	102	(312)
Share of other comprehensive income of associates		(7)	(2)	(4)

		147	100	(316)

Other comprehensive income for the year, net of tax		(95)	557	(604)

Total comprehensive income for the year		21,243	21,269	20,476

Profit attributable to
Equity holders of the Company		21,210	20,517	20,850
Non-controlling interests		128	195	230

Profit for the year		21,338	20,712	21,080

Total comprehensive income attributable to
Equity holders of the Company		21,115	21,074	20,244
Non-controlling interests		128	195	232

Total comprehensive income for the year		21,243	21,269	20,476

Basic earnings per share	34	0.26	0.25	0.26

Number of shares (in millions)	34	80,932	80,932	80,932

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in millions)

		Attributable to equity holders of the Company
	Notes	Share capital	Capital reserve	Share premium	Surplus reserves	General risk reserve	Other reserves	Exchange reserve	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		80,932	17,126	10,746	74,599	—	414	(881)	145,906	328,842	829	329,671

Profit for the year		—	—	—	—	—	—	—	21,210	21,210	128	21,338
Other comprehensive income for the year		—	—	—	—	—	(249)	154	—	(95)	—	(95)

Total comprehensive income for the year		—	—	—	—	—	(249)	154	21,210	21,115	128	21,243

Disposal of investments in equity instruments at fair value through other comprehensive income		—	—	—	—	—	(5)	—	5	—	—	—
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	5	5
Contribution from non-controlling interests		—	680	—	—	—	—	—	—	680	265	945
Reduction of capital by non-controlling interests		—	—	—	—	—	—	—	—	—	(20)	(20)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	—	(177)	(177)
Dividends	33	—	—	—	—	—	—	—	(7,568)	(7,568)	—	(7,568)
Appropriations to statutory surplus reserve	26	—	—	—	1,875	—	—	—	(1,875)	—	—	—

Balance as of December 31, 2018		80,932	17,806	10,746	76,474	—	160	(727)	157,678	343,069	1,030	344,099

Change in accounting policy		—	—	—	(243)	—	—	—	(2,197)	(2,440)	(3)	(2,443)

Balance as of January 1, 2019, as restated		80,932	17,806	10,746	76,231	—	160	(727)	155,481	340,629	1,027	341,656

Profit for the year		—	—	—	—	—	—	—	20,517	20,517	195	20,712
Other comprehensive income for the year		—	—	—	—	—	455	102	—	557	—	557

Total comprehensive income for the year		—	—	—	—	—	455	102	20,517	21,074	195	21,269

Contribution from non-controlling interests		—	—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of non-controlling interests		—	3	—	—	—	—	—	—	3	(11)	(8)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	—	(181)	(181)
Share of an associate’s other changes in reserves		—	(305)	—	—	—	—	—	—	(305)	—	(305)
Dividends	33	—	—	—	—	—	—	—	(8,891)	(8,891)	—	(8,891)
Appropriations to statutory surplus reserve	26	—	—	—	1,812	—	—	—	(1,812)	—	—	—
Appropriations to general risk reserve	26	—	—	—	—	23	—	—	(23)	—	—	—

Balance as of December 31, 2019		80,932	17,504	10,746	78,043	23	615	(625)	165,272	352,510	2,530	355,040

Profit for the year		—	—	—	—	—	—	—	20,850	20,850	230	21,080
Other comprehensive income for the year		—	—	—	—	—	(294)	(312)	—	(606)	2	(604)

Total comprehensive income for the year		—	—	—	—	—	(294)	(312)	20,850	20,244	232	20,476

Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	(1)	(1)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	—	(42)	(42)
Share of associates’ other changes in reserves		—	(36)	—	—	—	—	—	—	(36)	—	(36)
Dividends	33	—	—	—	—	—	—	—	(9,262)	(9,262)	—	(9,262)
Appropriations to statutory surplus reserve	26	—	—	—	1,811	—	—	—	(1,811)	—	—	—
Appropriations to general risk reserve	26	—	—	—	—	33	—	—	(33)	—	—	—

Balance as of December 31, 2020		80,932	17,468	10,746	79,854	56	321	(937)	175,016	363,456	2,719	366,175

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in millions)

			Year ended December 31,
	Notes		2018	2019	2020
			RMB	RMB	RMB
Net cash from operating activities	(a	)	99,298	112,600	132,260

Cash flows used in investing activities
Capital expenditure			(83,835)	(82,853)	(88,748)
Payments for lease prepayments / right-of-use assets			(20)	(310)	(220)
Purchase of investments			(328)	(478)	(74)
Proceeds from disposal of property, plant and equipment			1,866	2,514	863
Proceeds from disposal of lease prepayments / right-of-use assets			45	115	24
Proceeds from disposal of investments			96	296	47
Net cash outflow from disposal of subsidiaries			(1)	—	—
Purchase of short-term bank deposits			(7,726)	(5,119)	(4,664)
Maturity of short-term bank deposits			3,949	8,621	5,695

Net cash used in investing activities			(85,954)	(77,214)	(87,077)

Cash flows used in financing activities
Repayments of principal of finance lease obligations / lease liabilities			(73)	(10,699)	(12,738)
Proceeds from bank debt and other loans			97,829	103,315	81,049
Repayments of bank debt and other loans			(106,923)	(120,107)	(106,982)
Payment of the acquisition price of the Eighth Acquisition (Note 1)			(87)	—	—
Payment of dividends			(7,568)	(8,891)	(9,262)
Cash distributions to non-controlling interests			(177)	(181)	(42)
Payment for the acquisition of non-controlling interests			(119)	(8)	(1)
Contribution from non-controlling interests			855	1,590	—
Advanced payment received in respect of contribution from non-controlling interest			—	—	978
Net deposits with Finance Company	(b	)	—	4,098	5,728
Increase in statutory reserve deposits placed by Finance Company	(b	)	—	(405)	(837)
Reduction of capital by non-controlling interests			(20)	—	—

Net cash used in financing activities			(16,283)	(31,288)	(42,107)

Net (decrease) / increase in cash and cash equivalents			(2,939)	4,098	3,076
Cash and cash equivalents at beginning of year			19,410	16,666	20,791
Effect of changes in foreign exchange rate			195	27	(183)

Cash and cash equivalents at end of year			16,666	20,791	23,684

See accompanying notes to consolidated financial statements.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in millions)

(a) Reconciliation of earnings before income tax to net cash from operating activities

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Earnings before income tax	28,148	27,034	27,387
Adjustments for:
Depreciation and amortization	75,493	88,145	90,240
Impairment loss on property, plant and equipment	—	—	5,042
Impairment losses for financial assets and other items, net of reversal	2,050	1,695	1,512
Write down of inventories, net of reversal	66	61	35
Investment income	(38)	(30)	(60)
Income from investments in associates	(2,104)	(1,573)	(1,701)
Interest income	(306)	(492)	(582)
Interest expense	3,093	4,090	3,433
Net foreign exchange (gain) / loss	(79)	41	163
Net loss on retirement and disposal of long-lived assets	1,757	2,710	3,827
Increase in accounts receivable	(1,848)	(2,601)	(1,771)
Decrease / (increase) in contract assets	170	4	(132)
(Increase) / decrease in inventories	(622)	1,891	(474)
(Increase) / decrease in prepayments and other current assets	(1,412)	1,045	(116)
Decrease / (increase) in restricted cash	63	89	(6,097)
Decrease / (increase) in other assets	271	414	(2,971)
(Decrease) / increase in accounts payable	(3,181)	(2,657)	5,689
Increase in accrued expenses and other payables	9,842	614	1,934
(Decrease) / increase in contract liabilities	(6,414)	(1,412)	9,516
Decrease in deferred revenues	(138)	(90)	(55)

Cash generated from operations	104,811	118,978	134,819
Interest received	306	474	594
Interest paid	(3,094)	(4,200)	(3,524)
Investment income received	34	133	603
Income tax paid	(2,759)	(2,785)	(232)

Net cash from operating activities	99,298	112,600	132,260

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

In the current year, the Group has applied, for the first time, the Amendments to References to the Conceptual Framework in IFRS Standards and the following amendments to IFRSs issued by the International Accounting Standards Board (the “IASB”) that are mandatorily effective for the current year:

•	Amendments to IAS 1 and IAS 8, “Definition of Material”

•	Amendments to IFRS 3, “Definition of a Business”

•	Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”

In addition, the Group has early applied the Amendment to IFRS 16, “Covid-19-Related Rent Concessions”.

Except as described below, the application of the Amendments to References to the Conceptual Framework in IFRS Standards and the above amendments to IFRSs in the current year has had no material effect on the Group’s consolidated financial statements.

2.1	Impacts on early application of Amendment to IFRS 16, “Covid-19-Related Rent Concessions”

The Group has applied the amendment for the first time in the current year. The amendment introduces a new practical expedient for lessees to elect not to assess whether a Covid-19-related rent concession is a lease modification. The practical expedient only applies to rent concessions occurring as a direct consequence of Covid-19 that meets all of the following conditions:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any reduction in lease payments affects only payments originally due on or before June 30, 2021; and

•	there is no substantive change to other terms and conditions of the lease.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (continued)

2.1	Impacts on early application of Amendment to IFRS 16, “Covid-19-Related Rent Concessions” (continued)

As a result of applying the practical expedient, the Group accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16, “Leases” (“IFRS 16”) if the changes were not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognised in the profit or loss in the period in which the event occurs.

The application has no impact to the opening reserves as of January 1, 2020. The amounts related to changes in lease payments that resulted from rent concessions in the profit or loss for the current year was not material to the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB. For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decisions made by primary users. The consolidated financial statements of the Group have been prepared on a going concern basis. These consolidated financial statements were approved and authorized by the Board of Directors on March 9, 2021.

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

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 43.

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

Before the Group recognizes an impairment loss for assets capitalized as contract costs under IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), the Group assesses and recognizes any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalized as contract costs is recognized to the extent the carrying amounts exceeds the remaining amount of consideration that the Group expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognized as expenses. The assets capitalized as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash-generating unit.

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

(i)	Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have the rights to the assets, and obligation for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Interests in joint operations (continued)

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When a group entity transacts with a joint operation in which a group entity is a joint operator (such as a sale or contribution of assets), the Group is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognised in the consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a group entity transacts with a joint operation in which a group entity is a joint operator (such as a purchase of assets), the Group does not recognise its share of the gains and losses until it resells those assets to a third party.

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

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

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

Financial assets

Classification and subsequent measurement of financial assets

(i)	Financial assets measured subsequently at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Classification and subsequent measurement of financial assets (continued)

(i)	Financial assets measured subsequently at amortized cost (continued)

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

At initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in OCI, and accumulate in other reserves, if that equity investment is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies. These equity instruments are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

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

Impairment of financial assets and other items subject to impairment assessment under IFRS 9, “Financial Instruments” (“IFRS 9”)

The Group performs impairment assessment under ECL model on financial assets (including accounts receivable, financial assets included in prepayments and other current assets, short-term bank deposit, restricted cash, cash and cash equivalents) and other items (contract assets) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

(iii)	Financial assets at FVTPL (continued)

Impairment of financial assets and other items subject to impairment assessment under IFRS 9, “Financial Instruments” (“IFRS 9”) (continued)

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

Financial assets (continued)

Impairment of financial assets and other items subject to impairment assessment under IFRS 9, “Financial Instruments” (“IFRS 9”) (continued)

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on the historical data and forward-looking information. The Group uses a practical expedient in estimating ECL on accounts receivable using a provision matrix taking into consideration historical credit loss experience, adjusted for forward-looking information that is available without undue cost or effort.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Lifetime ECL for accounts receivable and contract assets are considered on a collective basis taking into consideration past due information and relevant credit information such as forward-looking macroeconomic information.

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

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

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

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

Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the Group’s performance creates or enhances an asset that the customer controls as the Groups performs; or

•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue from contract with customers (continued)

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

Certain commissions incurred by the Group paid or payable to third party agents, whose selling activities resulted in customers entering into telecommunications service agreements with the Group, are qualified as incremental costs. The Group recognizes such costs as an asset, included in other assets, if it expects to recover these costs. The asset so recognized is subsequently amortized to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The asset is subject to impairment review.

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

Effective January 1, 2019, the Group applied IFRS 16. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”) and the related interpretations. The Group applied IFRS 16 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, January 1, 2019. As of January 1, 2019, the Group recognized additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since the commencement dates, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions. Any difference at the date of initial application was recognized in and decreased the opening reserves as of January 1, 2019 by RMB2,440 and comparative information was not restated. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 17 and the related interpretations.

Definition of a lease (upon application of IFRS 16)

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

The Group as a lessee (upon application of IFRS 16)

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the consolidated financial statements would not differ materially from individual leases within the portfolio.

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

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis over the lease term.

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

The Group as a lessee (upon application of IFRS 16) (continued)

Right-of-use assets (continued)

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities other than adjustments to lease liabilities resulting from Covid-19-related rent concessions in which the Group applied the practical expedient.

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

The Group as a lessee (upon application of IFRS 16) (continued)

Lease modifications

Except for Covid-19-related rent concessions in which the Group applied the practical expedient, the Group accounts for a lease modification as a separate lease if:

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

Covid-19-related rent concessions

In relation to rent concessions that occurred as a direct consequence of the Covid-19 pandemic, the Group has elected to apply the practical expedient not to assess whether the change is a lease modification if all of the following conditions are met:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021; and

•	there is no substantive change to other terms and conditions of the lease.

As a result of applying the practical expedient, the Group accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16 if the changes were not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognised in the profit or loss in the period in which the event occurs.

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

The Group as a lessor (upon application of IFRS 16)

Allocation of consideration to components of a contract

When a contract includes both leases and non-lease components, the Group applies IFRS 15 to allocate consideration in a contract to lease and non-lease components. Non-lease components are separated from lease component on the basis of their relative stand-alone selling prices.

Refundable rental deposits

Refundable rental deposits received are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Sublease

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Lease modification

Changes in considerations of lease contracts that were not part of the original terms and conditions are accounted for as lease modifications, including lease incentives provided through forgiveness or reduction of rentals.

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

Research and development expenditure is expensed as incurred if the criteria of recognition as intangible assets were not met. For the years ended December 31, 2018, 2019 and 2020, research and development related personnel expenses amounted to RMB1,327, RMB1,950 and RMB2,392, and research and development related depreciation amounted to RMB110, RMB141 and RMB130, respectively. In addition, other research and development expense for the years ended December 31, 2018, 2019 and 2020 was RMB1,341, RMB2,105 and RMB2,215, respectively.

(q)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognized in profit or loss as incurred. Further information is set out in Note 40.

Compensation expense in respect of the share appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the share appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s share appreciation rights scheme are set out in Note 41.

(r)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognized until there is reasonable assurance that:

•	the Group will comply with all the conditions attaching to them; and

•	the grants will be received.

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

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2019	2020
	RMB	RMB
Cash at bank and in hand	20,006	23,193
Time deposits with original maturity within three months	785	491

	20,791	23,684

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analyzed as follows:

			December 31,
	Note		2019	2020
			RMB	RMB
Third parties			24,438	23,688
China Telecom Group	(i	)	1,188	1,784
China Tower (See definition in Note 14)			5	23
Other telecommunications operators in the PRC			550	441

			26,181	25,936
Less: Allowance for credit losses			(4,692)	(4,434)

			21,489	21,502

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

As of January 1, 2019, December 31, 2019 and 2020, the gross carrying amounts of accounts receivable from contracts with customers amounted to RMB25,155, RMB26,087 and RMB25,836, respectively.

Aging analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	December 31,
	2019	2020
	RMB	RMB
Current, within 1 month	7,545	7,068
1 to 3 months	1,777	1,601
4 to 12 months	1,822	1,481
More than 12 months	1,002	921

	12,146	11,071
Less: Allowance for credit losses	(2,803)	(2,438)

	9,343	8,633

Aging analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	December 31,
	2019	2020
	RMB	RMB
Current, within 1 month	4,701	5,331
1 to 3 months	2,964	2,785
4 to 12 months	3,768	3,801
More than 12 months	2,602	2,948

	14,035	14,865
Less: Allowance for credit losses	(1,889)	(1,996)

	12,146	12,869

As of December 31, 2019 and 2020, included in the net balance of the Group’s accounts receivable are debtors with aggregate carrying amount of RMB1,936 and RMB1,694 respectively, which are past due as of the reporting date.

Details of impairment assessment of accounts receivable for the year ended December 31, 2019 and 2020 are set out in note 36.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

6.	CONTRACT ASSETS

	December 31,
	2019	2020
	RMB	RMB
Third parties	447	555
China Telecom Group	27	49

	474	604

As at January 1, 2019, contract assets amounted to RMB478.

The Group’s contracts for information and application services include payment schedules which require stage payments over the service period once certain specified milestones are reached. The Group classifies these contract assets as current because the Group expects to realize them in its normal operating cycle.

7.	INVENTORIES

	December 31,
	2019	2020
	RMB	RMB
Materials and supplies	577	484
Goods for resale	2,303	2,833

	2,880	3,317

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31,
	2019	2020
	RMB	RMB
Amounts due from China Telecom Group	1,233	1,189
Amounts due from China Tower (See definition in Note 14)	192	138
Amounts due from other telecommunications operators in the PRC	352	204
Prepayments in connection with construction work and equipment purchases	3,352	6,080
Prepaid expenses and deposits	2,993	2,994
Value-added tax recoverable	8,803	8,501
Other receivables	5,294	6,061

	22,219	25,167

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Telecom-munications network plant and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
Cost/Deemed cost:
Balance at January 1, 2019	102,541	854,382	31,558	988,481
Additions	554	274	277	1,105
Transferred from construction in progress	2,060	74,157	1,644	77,861
Retirement and disposal	(751)	(62,560)	(2,419)	(65,730)
Reclassification	(39)	(536)	575	—

Balance at December 31, 2019	104,365	865,717	31,635	1,001,717

Additions	425	139	253	817
Transferred from construction in progress	2,249	84,567	1,791	88,607
Retirement and disposal	(1,435)	(53,500)	(3,039)	(57,974)
Reclassification	(10)	(512)	522	—

Balance at December 31, 2020	105,594	896,411	31,162	1,033,167

Accumulated depreciation and impairment:
Balance at January 1, 2019	(58,300)	(498,986)	(23,400)	(580,686)
Depreciation charge for the year	(4,185)	(64,672)	(2,101)	(70,958)
Written back on retirement and disposal	681	56,943	2,311	59,935
Reclassification	19	358	(377)	—

Balance at December 31, 2019	(61,785)	(506,357)	(23,567)	(591,709)

Depreciation charge for the year	(4,196)	(64,208)	(2,038)	(70,442)
Provision for impairment loss	—	(5,027)	(15)	(5,042)
Written back on retirement and disposal	1,324	48,451	2,856	52,631
Reclassification	8	401	(409)	—

Balance at December 31, 2020	(64,649)	(526,740)	(23,173)	(614,562)

Net book value at December 31, 2020	40,945	369,671	7,989	418,605

Net book value at December 31, 2019	42,580	359,360	8,068	410,008

As a result of the continuing optimization of the Group’s 4G mobile network coverage and the scale deployment of the Group’s 5G mobile network, the utilisation of the Group’s 3G mobile network have been decreasing rapidly. For the year ended December 31, 2020, 3G handset data traffic only accounted for a low proportion of the Group’s total handset data traffic. As a result, the Group has identified an impairment indicator on the 3G specific mobile network assets (the “3G Assets”). Given the Group has made a commitment in the year to gradually terminate its use of 3G Assets in the near future, the Group performed an impairment test on the 3G Assets on the basis of each individual asset as of December 31, 2020. The recoverable amount of the 3G Assets was determined based on their fair value less costs of disposal, which was nominal. As a result, for the year ended December 31, 2020, an impairment loss on property, plant and equipment of RMB5,042 (2019: nil) was recognized.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

10.	CONSTRUCTION IN PROGRESS

RMB
Balance at January 1, 2019	66,644
Additions	76,870
Transferred to property, plant and equipment	(77,861)
Transferred to intangible assets	(6,447)

Balance at December 31, 2019	59,206

Additions	84,145
Transferred to property, plant and equipment	(88,607)
Transferred to intangible assets	(6,319)

Balance at December 31, 2020	48,425

11.	RIGHT-OF-USE ASSETS

	Leasehold Lands	Buildings	Telecommunications towers and related assets	Equipment	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2020
Carrying amount	20,441	8,672	18,866	11,230	248	59,457
As of December 31, 2019
Carrying amount	20,952	8,289	23,740	8,361	207	61,549
For the year ended December 31, 2020
Depreciation charge	745	3,626	7,642	2,151	78	14,242
For the year ended December 31, 2019
Depreciation charge	732	2,968	6,966	1,612	65	12,343

For the year ended December 31, 2020, expenses relating to short-term leases amounting to RMB1,077 (2019: RMB939, including those relating to other leases with lease terms ended within 12 months of the date of initial application of IFRS 16), expenses relating to leases of low value assets (excluding short-term leases of low value assets) amounting to RMB46 (2019: RMB45) and variable lease payments not included in the measurement of lease liabilities amounting to RMB5,151 (2019: RMB4,640), are recognized in profit or loss.

For the year ended December 31, 2020, total cash outflow for leases is RMB20,798 (2019: RMB18,240), and additions to right-of-use assets are RMB13,561 (2019: RMB9,172).

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

The Group regularly entered into short-term leases for buildings and other assets. As of December 31, 2020 and 2019, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above in this note.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

12.	GOODWILL

	December 31,
	2019	2020
	RMB	RMB
Cost:
Goodwill arising from acquisition of CDMA business	29,923	29,920

On October 1, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “Unicom Group”). The purchase price of the business combination was RMB43,800, which was fully settled as of December 31, 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 due from Unicom Group. This amount was subsequently settled by Unicom Group in 2009. The business combination was accounted for using the purchase method.

The goodwill recognized in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.6% (2019: 9.2%). Cash flows beyond the five-year period are extrapolated using a steady 1.5% growth rate (2019: 1.5%). The financial budgets, growth rate and discount rate have been reassessed as of December 31, 2020 taking into consideration higher degree of estimation uncertainties in the current year due to uncertainty on how the Covid-19 pandemic may progress and evolve and volatility in financial markets. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, the average revenue per subscriber and the amount of operating cost. Management determined the number of subscribers, the average revenue per subscriber and the amount of operating cost based on historical trends and financial information and operational data.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

13.	INTANGIBLE ASSETS

Software
RMB
Cost:
Balance at January 1, 2019	37,314
Additions	624
Transferred from construction in progress	6,447
Disposals	(591)

Balance at December 31, 2019	43,794

Additions	1,489
Transferred from construction in progress	6,319
Disposals	(748)

Balance at December 31, 2020	50,854

Accumulated amortization and impairment:
Balance at January 1, 2019	(23,153)
Amortization charge for the year	(4,844)
Written back on disposals	552

Balance at December 31, 2019	(27,445)

Amortization charge for the year	(5,556)
Written back on disposals	655

Balance at December 31, 2020	(32,346)

Net book value at December 31, 2020	18,508

Net book value at December 31, 2019	16,349

14.	INTERESTS IN ASSOCIATES

	December 31,
	2019	2020
	RMB	RMB
Cost of investment in associates	37,173	37,168
Share of post-acquisition changes in net assets	2,019	3,135

	39,192	40,303

Fair value of listed investments	55,601	34,625

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited (Note (i))	20.5%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation (Note (ii))	24.0%	Provision of information technology consultancy services

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

Summarized financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

China Tower
	December 31,
	2019	2020
	RMB	RMB
Current assets	40,995	43,204
Non-current assets	297,072	294,176
Current liabilities	128,364	106,635
Non-current liabilities	27,142	44,499

	2019	2020
	RMB	RMB
Operating revenues	76,428	81,099
Profit for the year	5,221	6,427
Other comprehensive income for the year	—	—
Total comprehensive income for the year	5,221	6,427
Dividend received from China Tower	81	525
Reconcile to the Group’s interests in the associate:
	December 31,
	2019	2020
	RMB	RMB
Net assets of China Tower	182,561	186,246
Non-controlling interests of China Tower	(2)	(1)
The Group’s effective interest in China Tower	20.5%	20.5%
The Group’s share of net assets of China Tower	37,425	38,180
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(865)	(717)

Carrying amount of the interest in China Tower in the consolidated financial statements of the Group	36,560	37,463

Shanghai Info-investment

	December 31,
	2019	2020
	RMB	RMB
Current assets	4,292	4,752
Non-current assets	5,203	5,878
Current liabilities	2,494	2,124
Non-current liabilities	787	1,803

	2019	2020
	RMB	RMB
Operating revenues	3,214	982
Profit for the year	1,158	641
Other comprehensive income for the year	(7)	(17)
Total comprehensive income for the year	1,151	624
Dividend received from Shanghai Info-investment	9	14
Reconcile to the Group’s interests in the associate:
	December 31,
	2019	2020
	RMB	RMB
Net assets of Shanghai Info-investment	6,214	6,703
Non-controlling interests of Shanghai Info-investment	(144)	(83)
The Group’s effective interest in Shanghai Info-investment	24.0%	24.0%
The Group’s share of net assets of Shanghai Info-investment	1,457	1,589

Carrying amount of the interest in Shanghai Info-investment in the consolidated financial statements of the Group	1,457	1,589

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

14.	INTERESTS IN ASSOCIATES (continued)

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2019	2020
	RMB	RMB
The Group’s share of profit of these associates	85	86

The Group’s share of total comprehensive income of these associates	85	86

	December 31,
	2019	2020
	RMB	RMB
Aggregate carrying amount of interests in these associates in the consolidated financial statements of the Group	1,175	1,251

15.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

			December 31,
	Notes		2019	2020
			RMB	RMB
Equity securities listed in the mainland China	(i	)	1,228	838
Unlisted equity securities	(ii	)	230	235

			1,458	1,073

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

The components of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2019	2020	2019	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,953	2,069	—	—	1,953	2,069
Property, plant and equipment, and others	4,862	5,299	(18,831)	(24,067)	(13,969)	(18,768)
Right-of-use assets and lease liabilities	744	791	—	—	744	791
Deferred revenues and installation costs	18	5	(13)	(4)	5	1
Equity instruments at fair value through other comprehensive income	—	—	(234)	(137)	(234)	(137)

Deferred tax assets/(liabilities)	7,577	8,164	(19,078)	(24,208)	(11,501)	(16,044)

	Balance at January 1, 2018	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2018
	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,829	96	1,925
Property, plant and equipment, and others	(5,073)	(3,369)	(8,442)
Deferred revenues and installation costs	19	(9)	10
Equity instruments at fair value through other comprehensive income	(169)	82	(87)

Net deferred tax liabilities	(3,394)	(3,200)	(6,594)

	Balance at December 31, 2018	Change in accounting policy	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2019
	RMB	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,925	—	28	1,953
Property, plant and equipment, and others	(8,442)	—	(5,527)	(13,969)
Right-of-use assets and lease liabilities	—	676	68	744
Deferred revenues and installation costs	10	—	(5)	5
Equity instruments at fair value through other comprehensive income	(87)	—	(147)	(234)

Net deferred tax liabilities	(6,594)	676	(5,583)	(11,501)

	Balance at December 31, 2019	Recognized in consolidated statement of comprehensive income	Balance at December 31, 2020
	RMB	RMB	RMB
Provisions and impairment losses, primarily for credit losses	1,953	116	2,069
Property, plant and equipment, and others	(13,969)	(4,799)	(18,768)
Right-of-use assets and lease liabilities	744	47	791
Deferred revenues and installation costs	5	(4)	1
Equity instruments at fair value through other comprehensive income	(234)	97	(137)

Net deferred tax liabilities	(11,501)	(4,543)	(16,044)

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

17.	OTHER ASSETS

			December 31,
	Note		2019	2020
			RMB	RMB
Contract costs	(i	)	988	1,151
Installation fees			56	16
Other long-term prepaid expenses and receivables			3,643	5,385

			4,687	6,552

Note:

(i)

Contract costs capitalized as of December 31, 2019 and 2020 mainly relate to the incremental sales commissions paid to third party agents whose selling activities resulted in subscribers entering into telecommunications service agreements with the Group and the cost of installing terminal equipment at subscribers’ homes for the provision of Smart Family services of the Group. The amount of capitalized costs recognized in profit or loss during the years ended December 31, 2019 and 2020 was RMB1,367 and RMB1,234, respectively. There was no impairment in relation to the opening balance of capitalized costs or the costs capitalized during the year.

18.	JOINT OPERATION

On September 9, 2019, the Group entered into a framework cooperation agreement (the “Cooperation Agreement”) with China United Network Communications Corporation Limited (“China Unicom”) to co-build and co-share 5G access network. Pursuant to the Cooperation Agreement, the Group and China Unicom delineate and designate the regions to jointly construct and operate one 5G access network nationwide. In certain regions in which the 5G access network is constructed, operated and maintained by China Unicom, the Group operates its 5G business relying on China Unicom’s network, while in other regions in which the 5G access network is constructed, operated and maintained by the Group, China Unicom operates its 5G business relying on the Group’s network.

Pursuant to the Cooperation Agreement, the Group and China Unicom co-share 5G spectrum resources while the 5G core network is respectively constructed, operated and maintained by each party. Both parties jointly ensure a unified standard on network planning, construction, operation, maintenance and service quality in the 5G network co-build and co-share regions, and assure the same service level.

The 5G network co-build and co-share arrangement is agreed by the Group and China Unicom through coordination and promotion institution jointly established by both parties, in order to set up relevant mechanism, system and rules with unanimous consensus from both parties. The main function of such joint coordination and promotion institution is to carry out joint network planning and investment decision, project initiation and acceptance and other related works, such as the determination of the location of 5G base stations and types of equipment, and coordinate the operation and maintenance of 5G co-build and co-share network in order to ensure the effective implementation of the Cooperation Agreement. For example, the timing, scale and location of the 5G base station construction, selection of equipment and appointment of maintenance suppliers across all regions are all negotiated and agreed by both parties with unanimous consensus.

Under the joint operation, the business and branding of each party continue to operate independently and the subscribers belong to each party respectively. Revenues from each party’s subscribers are recognised by each party, cost and expenses are assumed by each party respectively, while assets constructed by each party and the relevant liabilities are recognised and assumed by each respective party.

19.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	December 31,
	2019	2020
	RMB	RMB
Loans from banks—unsecured	15,831	4,831
Super short-term commercial papers—unsecured	19,995	11,999
Other loans—unsecured	80	—
Loans from China Telecom Group—unsecured	6,621	11,164

Total short-term debt	42,527	27,994

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	SHORT-TERM AND LONG-TERM DEBT (continued)

The weighted average interest rate of the Group’s total short-term debt as of December 31, 2019 and 2020 was 2.9% per annum and 2.8% per annum, respectively. As of December 31, 2020, the Group’s loans from banks and other loans bear interest at rates ranging from 3.3% to 4.4% (December 31, 2019: 3.5% to 4.4%) per annum, and are repayable within one year; as of December 31, 2020, super short-term commercial papers bear interest at rates ranging from 1.6% to 2.5% (December 31, 2019: 1.9% to 2.2%) per annum, of which RMB8,999 was repaid in January 2021 while the remaining balance will be repaid by March 12, 2021; the loans from China Telecom Group bear interest at rate of 3.1% (December 31, 2019: 3.5%) per annum and are repayable within one year.

Long-term debt comprises:

		December 31,
	Interest rates and final maturity	2019	2020
		RMB	RMB
Bank loans—unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 1.20% per annum with maturities through 2036	7,738	6,975
US Dollars denominated	Interest rates ranging from 1.25% to 2.00% per annum with maturities through 2028	288	224
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	173	152

		8,199	7,351
Other loans—unsecured
Renminbi denominated		1	1
Medium-term note—unsecured (Note (ii))		4,995	4,996
Company bonds – unsecured (Note (iii))		—	2,000
Loans from China Telecom Group—unsecured
Renminbi denominated (Note (iv))		23,300	11,000

Total long-term debt		36,495	25,348
Less: Current portion		(4,444)	(1,126)

Non-current portion		32,051	24,222

Notes:

(i)

The Group obtained long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognized the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognized as government grants in deferred revenue (Note 24).

(ii)

On January 22, 2019, the Group issued three-year RMB denominated medium-term note, amounting to RMB3,000, with interest rate of 3.42% per annum, and incurred issuing costs of RMB3. The medium-term note is unsecured and is repayable on January 21, 2022.

On March 19, 2019, the Group issued three-year RMB denominated medium-term note, amounting to RMB2,000, with interest rate of 3.41% per annum and incurred issuing costs of RMB3. The medium-term note is unsecured and is repayable on March 18, 2022.

(iii) On March 10, 2020, the Group issued three-year RMB denominated company bonds, amounting to RMB2,000, to qualified investors in Shanghai Stock Exchange, with interest rate of 2.90% per annum. The company bonds are unsecured and are payable on March 9, 2023.

(iv) On December 25, 2017, the Group obtained long-term RMB denominated loans, amounting to RMB40,000, from China Telecommunications Corporation, with interest rate of 3.8% per annum, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000, RMB13,700 and RMB12,300, respectively, in 2018, 2019 and 2020.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

19.	SHORT-TERM AND LONG-TERM DEBT (continued)

The aggregate maturities of the Group’s long-term debt subsequent to December 31, 2020 are as follows:

RMB
2021	1,126
2022	17,081
2023	3,009
2024	984
2025	952
Thereafter	2,196

25,348

The Group’s short-term and long-term debt do not contain any financial covenants. As of December 31, 2019 and 2020, the Group had unutilized committed credit facilities amounting to RMB245,847 and RMB244,326, respectively.

20.	ACCOUNTS PAYABLE

	December 31,
	2019	2020
	RMB	RMB
Third parties	78,123	83,254
China Telecom Group	19,531	19,272
China Tower	4,312	4,344
Other telecommunications operators in the PRC	650	708

	102,616	107,578

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

21.	ACCRUED EXPENSES AND OTHER PAYABLES

		December 31,
	Note	2019	2020
		RMB	RMB
Amounts due to China Telecom Group		6,069	11,279
Amounts due to China Tower		1,261	1,192
Amounts due to other telecommunications operators in the PRC		32	34
Accrued expenses		34,628	36,885
Advanced payment received in respect of contribution from non-controlling interests	(i)	—	978
Value-added tax payable		564	600
Customer deposits and receipts in advance		5,962	5,807

		48,516	56,775

Notes:

(i)	For the year ended 31 December 2020, E-surfing Pay, a subsidiary of the Company, received RMB978 advanced payment in respect of contribution from non-controlling interests.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

22.	CONTRACT LIABILITIES

	December 31,
	2019	2020
	RMB	RMB
Third parties	54,225	63,629
China Telecom Group	162	217
China Tower	1	3

	54,388	63,849

As of January 1, 2019, contract liabilities amounted to RMB55,783. Majority of contract liabilities as of December 31, 2019 was recognized as operating revenues for the year ended December 31, 2020.

23.	LEASE LIABILITIES

	December 31,
	2019	2020
	RMB	RMB
Within one year	11,569	13,192
Within a period of more than one year but not more than two years	10,887	12,585
Within a period of more than two year but not more than five years	16,255	11,138
Within a period of more than five years	3,435	3,732

	42,146	40,647
Less: Current portion	(11,569)	(13,192)

Non-current portion	30,577	27,455

24.	DEFERRED REVENUES

Deferred revenues as of December 31, 2020 and 2019 mainly represent the unearned portion of installation fees for wireline services received from customers (Note 17), and the unamortized portion of government grants (Note 19).

	2019	2020
	RMB	RMB
Balance at beginning of the year	1,829	1,455
Reductions for the year:
Amortization of installation fees	(90)	(55)
Amortization of government grants	(284)	(261)

Balance at end of year	1,455	1,139

Representing:
Current portion	358	278
Non-current portion	1,097	861

	1,455	1,139

25.	SHARE CAPITAL

	December 31,
	2019	2020
	RMB	RMB
Registered, issued and fully paid:
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	RESERVES

	Capital reserve	Share premium	Surplus reserves	General risk reserve	Other reserves	Exchange reserve	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note (i))		(Note (iii))	(Note (v))	(Note (ii))
Balance as of January 1, 2018	17,126	10,746	74,599	—	414	(881)	145,906	247,910
Total comprehensive income for the year	—	—	—	—	(249)	154	21,210	21,115
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	(5)	—	5	—
Contribution from non-controlling interests	680	—	—	—	—	—	—	680
Dividends (Note 33)	—	—	—	—	—	—	(7,568)	(7,568)
Appropriations to statutory surplus reserve (Note (iii))	—	—	1,875	—	—	—	(1,875)	—

Balance as of December 31, 2018	17,806	10,746	76,474	—	160	(727)	157,678	262,137

Change in accounting policy (Note 2)	—	—	(243)	—	—	—	(2,197)	(2,440)

Balance as of January 1, 2019, as restated	17,806	10,746	76,231	—	160	(727)	155,481	259,697
Total comprehensive income for the year	—	—	—	—	455	102	20,517	21,074
Acquisition of non-controlling interests	3	—	—	—	—	—	—	3
Share of an associate’s other changes in reserves	(305)	—	—	—	—	—	—	(305)
Dividends (Note 33)	—	—	—	—	—	—	(8,891)	(8,891)
Appropriations to statutory surplus reserve (Note (iii))	—	—	1,812	—	—	—	(1,812)	—
Appropriations to general risk reserve (Note (v))	—	—	—	23	—	—	(23)	—

Balance as of December 31, 2019	17,504	10,746	78,043	23	615	(625)	165,272	271,578

Total comprehensive income for the year	—	—	—	—	(294)	(312)	20,850	20,244
Share of associates’ other changes in reserves	(36)	—	—	—	—	—	—	(36)
Dividends (Note 33)	—	—	—	—	—	—	(9,262)	(9,262)
Appropriations to statutory surplus reserve (Note (iii))	—	—	1,811	—	—	—	(1,811)	—
Appropriations to general risk reserve (Note (v))	—	—	—	33	—	—	(33)	—

Balance as of December 31, 2020	17,468	10,746	79,854	56	321	(937)	175,016	282,524

Notes:

(i)

Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consideration paid by the Group for the acquisition of non-controlling interests and the carrying amount of the non-controlling interests acquired.

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

(iii)	The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

26.	RESERVES (continued)

Notes: (continued)

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRSs, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2020 and 2019, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended December 31, 2020, the Company transferred RMB1,811 (2019: RMB1,812), being 10% of the year’s net profit, to this reserve. As of December 31, 2019 and December 31, 2020, the amount of statutory surplus reserve was RMB31,964 and RMB33,775, respectively.

The Company did not transfer any discretionary surplus reserve for the years ended December 31, 2019 and 2020. As of December 31, 2019 and 2020, the amount of discretionary surplus reserve was RMB46,079.

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

(iv)

According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRSs. As of December 31, 2019 and December 31, 2020, the amount of retained earnings available for distribution was RMB138,312 and RMB145,351 respectively, being the amount determined in accordance with IFRSs. Final dividend of approximately RMB8,403 in respect of the financial year 2020 proposed after the end of the reporting period has not been recognized as a liability in the consolidated financial statements at the end of the reporting period (Note 33).

(v)

Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the Ministry of Finance of the PRC effective on July 1, 2012 (the “Requirements”), the Group’s subsidiaries, mainly Finance Company, establish a general risk reserve within equity, through appropriation of retained earnings, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Requirements.

27.	OPERATING REVENUES

Disaggregation of revenues

	Note		2018	2019	2020
			RMB	RMB	RMB
Type of goods or services
Revenue from contracts with customers
Voice	(i	)	50,811	45,146	40,866
Internet	(ii	)	190,871	197,244	208,019
Information and application services	(iii	)	83,478	87,623	96,885
Telecommunications network resource and equipment services	(iv	)	20,211	21,978	22,623
Sales of goods and others	(v	)	27,450	17,906	19,598

Subtotal			372,821	369,897	387,991
Revenue from other sources	(vi	)	4,303	5,837	5,570
Total operating revenues			377,124	375,734	393,561

Timing of revenue recognition
A point in time			24,496	14,591	16,141
Over time			352,628	361,143	377,420

Total operating revenues			377,124	375,734	393,561

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

27.	OPERATING REVENUES (continued)

Disaggregation of revenues (continued)

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data center service, digitalized platform services, Smart Family, caller ID service and short messaging service and etc.

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

As of December 31, 2018, 2019 and 2020, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts represents revenue expected to be recognized in the future when service is provided over the contract terms over the next 1 year to 3 years.

28.	NETWORK OPERATIONS AND SUPPORT EXPENSES

			Year ended December 31,
	Note		2018	2019	2020
			RMB	RMB	RMB
Operating and maintenance			64,056	65,087	70,943
Utility			13,477	13,818	14,637
Network resources usage and related fee	(i	)	29,434	20,976	22,766
Others			9,095	9,918	11,171

			116,062	109,799	119,517

Note:

(i)

Network resources usage and related fee includes the variable lease payments not depending on an index or a rate and fee for non-lease components in respect of telecommunications towers and related assets lease and fee in respect of the short-term leases and leases of low-value assets, variable lease payments and fee for non-lease components in respect of the usage of network resources provided by third parties.

29.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Network operations and support	40,388	42,214	43,260
Selling, general and administrative	19,348	21,353	22,729

	59,736	63,567	65,989

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

30.	OTHER OPERATING EXPENSES

			Year ended December 31,
	Notes		2018	2019	2020
			RMB	RMB	RMB
Interconnection charges	(i	)	12,878	12,683	12,050
Cost of goods sold	(ii	)	23,185	13,413	15,440
Donations			20	1	13
Others	(iii	)	1,614	1,695	1,571

			37,697	27,792	29,074

Notes:

(i)

Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

31.	NET FINANCE COSTS

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Interest expense on short-term and long-term debts	3,278	2,623	1,981
Interest expense on lease liabilities	—	1,607	1,566
Less: Interest expense capitalized*	(185)	(140)	(114)

Net interest expense	3,093	4,090	3,433
Interest income	(306)	(492)	(582)
Foreign exchange losses	423	680	1,018
Foreign exchange gains	(502)	(639)	(855)

	2,708	3,639	3,014

* Interest expense was capitalized in construction in progress at the following rates per annum	3.8%-4.4%	3.5%-4.4%	3.0%-4.4%

32.	INCOME TAX

Income tax in the profit or loss comprises:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Provision for PRC income tax	3,408	781	1,532
Provision for income tax of other tax jurisdictions	120	105	135
Deferred taxation	3,282	5,436	4,640

	6,810	6,322	6,307

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Year ended December 31,
	Notes		2018	2019	2020
			RMB	RMB	RMB
Earnings before income tax			28,148	27,034	27,387

Expected income tax expense at statutory tax rate of 25%	(i	)	7,037	6,759	6,847
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(291)	(315)	(306)
Differential tax rate on other subsidiaries’ income	(ii	)	(58)	(129)	(47)
Non-deductible expenses	(iii	)	537	979	915
Non-taxable income	(iv	)	(319)	(460)	(576)
Effect of change in tax rate	(v	)	—	—	(29)
Others	(vi	)	(96)	(512)	(497)

Actual income tax expense			6,810	6,322	6,307

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

32.	INCOME TAX (continued)

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

(v)

Hainan branch of the Company obtained approval from tax authority to adopt the preferential income tax rate of 15% during the current year. Accordingly, deferred tax assets and deferred tax liabilities that were expected to be recovered or settled after December 31, 2019 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB29 was credited to the consolidated statement of comprehensive income.

(vi)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses.

33.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on March 9, 2021, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB8,403 for the year ended December 31, 2020 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended December 31, 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 26, 2020, a final dividend of RMB0.114441 (equivalent to HK$0.125) per share totaling RMB9,262 in respect of the year ended December 31, 2019 was declared, and paid on July 31, 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting held on May 29, 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 in respect of the year ended December 31, 2018 was declared, and paid on July 26, 2019.

34.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2018, 2019 and 2020 is based on the profit attributable to equity holders of the Company of RMB21,210, RMB20,517 and RMB20,850, respectively, divided by 80,932,368,321 shares.

Diluted earnings per share were equivalent to basic earnings per share, as there were no dilutive potential ordinary shares in existence for the periods presented.

35.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2020, the Group had capital commitments as follows:

RMB
Contracted for but not provided
- property	1,202
- telecommunications network plant and equipment	18,997

20,199

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

35.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)

As of December 31, 2019 and 2020, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

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

36.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, bank deposits and restricted cash, equity instrument, accounts receivable, financial assets at FVTPL and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables.

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

The listed equity securities investment included in the Group’s equity instruments at fair value through other comprehensive income are categorized as level 1 financial instruments. The fair value of the Group’s listed equity securities investment, which amounted to RMB1,228 and RMB838 as of December 31, 2019 and 2020 respectively was based on quoted market price on PRC stock exchanges.

The fair values of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 2.9% to 4.9% (2019: 3.7% to 4.9%). As of December 31, 2019 and 2020, the carrying amounts and fair value of the Group’s long-term debt was as follows:

	December 31, 2019		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Long-term debt	36,495	35,780	25,348	25,294

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

Cash and cash equivalents, short-term bank deposits and restricted cash

To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. The credit risks on bank balances are limited because the counterparties are banks with high credit ratings.

Accounts receivable and contract assets arising from contracts with customers

For accounts receivable and contract assets, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable and contract assets. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. In addition, the Group performs impairment assessment under ECL model on trade balances individually or based on provision matrix. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented.

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECL, which is calculated using a provision matrix, or individually assessed for those debtors with significant balances or credit impaired debtors. As different loss patterns were indicated during the analysis of the Group’s historical credit loss experience between telephone and Internet subscribers and enterprise customers, the following tables provide information about the Group’s exposure to credit risk and ECL for accounts receivables and contract assets from telephone and Internet subscribers and enterprise customers, respectively, as of December 31, 2019 and 2020:

Accounts receivable from telephone and Internet subscribers:

	December 31, 2019
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB	RMB
Current, within 1 month	2%	7,545	141
1 to 3 months	20%	1,777	349
4 to 6 months	60%	739	444
7 to 12 months	80%	1,083	867
Over 12 months	100%	1,002	1,002

		12,146	2,803

	December 31, 2020
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB	RMB
Current, within 1 month	2%	7,068	132
1 to 3 months	20%	1,601	317
4 to 6 months	60%	561	333
7 to 12 months	80%	920	735
Over 12 months	100%	921	921

		11,071	2,438

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

36.	FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers (continued)

Accounts receivable and contract assets from enterprise customers:

Due to greater financial uncertainty triggered by the Covid-19 pandemic, the Group has increased the expected loss rates on accounts receivable and contract assets from enterprise customers in the current year as there is higher risk that a prolonged pandemic could lead to increased credit default rates.

	December 31, 2019
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB	RMB
1 to 6 months	2%	5,452	102
7 to 12 months	20%	1,428	239
1 to 2 years	60%	621	353
2 to 3 years	90%	258	224
Over 3 years	100%	371	364

		8,130	1,282

	December 31, 2020
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB	RMB
1 to 6 months	2%	6,031	124
7 to 12 months	22%	1,120	232
1 to 2 years	67%	685	445
2 to 3 years	100%	347	333
Over 3 years	100%	324	324

		8,507	1,458

As of December 31, 2020, the loss allowance for accounts receivable and contract assets was RMB4,434 and RMB9 (2019: RMB4,692 and RMB8), respectively. Loss allowance of RMB556 and RMB615 as of December 31, 2020 and 2019, respectively, which was not calculated collectively in the above tables, was made individually on debtors with significant balances or credit impaired debtors.

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

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers (continued)

Accounts receivable and contract assets from enterprise customers (continued):

Movement in the loss allowance account in respect of accounts receivable during the years ended December 31, 2018, 2019 and 2020 is as follows:

	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	4,761	4,680	4,692
Impairment losses for ECL	2,008	1,653	1,382
Amounts written off	(2,089)	(1,641)	(1,640)

At end of year	4,680	4,692	4,434

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

	2019
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	42,527	43,697	43,697	—	—	—
Long-term debt	36,495	40,791	4,625	1,184	30,824	4,158
Accounts payable	102,616	102,616	102,616	—	—	—
Accrued expenses and other payables	48,516	48,516	48,516	—	—	—
Lease liabilities	42,146	45,535	12,846	11,794	17,266	3,629

	272,300	281,155	212,300	12,978	48,090	7,787

	2020
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debt	27,994	28,417	28,417	—	—	—
Long-term debt	25,348	27,805	1,410	17,838	5,609	2,948
Accounts payable	107,578	107,578	107,578	—	—	—
Accrued expenses and other payables	56,775	56,775	56,775	—	—	—
Lease liabilities	40,647	43,896	14,449	13,363	12,110	3,974

	258,342	264,471	208,629	31,201	17,719	6,922

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 19) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

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

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2019		2020
	Effective interest rate		Effective interest rate
	%	RMB	%	RMB
Fixed rate debt:
Short-term debt	2.5	29,022	2.7	22,719
Long-term debt	3.1	36,495	2.7	25,348

		65,517		48,067
Variable rate debt:
Short-term debt	3.8	13,505	3.3	5,275

		13,505		5,275

Total debt		79,022		53,342

Fixed rate debt as a percentage of total debt		82.9%		90.1%

Management does not expect the increase or decrease in interest rate will materially affect the Group’s financial position and result of operations because the interest rates of 90.1% (December 31, 2019: 82.9%) of the Group’s short-term and long-term debt as of December 31, 2020 are fixed as set out above.

(iv) Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure mainly relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 73.0% (December 31, 2019: 78.0%) of the Group’s cash and cash equivalents and 99.3% (December 31, 2019: 99.4%) of the Group’s short-term and long-term debt as of December 31, 2020 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 19.

37.	CAPITAL MANAGEMENT

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

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt. Total debts do not include balance of deposits received by Finance Company from China Telecom Group amounting to RMB9,826 and lease liabilities amounting to RMB40,647 as of December 31, 2020 (December 31, 2019: RMB4,098 and RMB42,146). As of December 31, 2019 and 2020, the Group’s total debt-to-total assets ratio was 11.2% and 7.5% respectively, which is within the range of management’s expectation.

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

	Short-term debt	Long-term debt	Lease liabilities	Dividend payable	Deposits with Finance Company	Other payables in respect of certain equity transactions	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(Note (i))
Balance as at January 1, 2019	49,537	45,991	45,864	—	—	—	141,392
Financing cash flows	(7,010)	(9,782)	(10,699)	(9,072)	4,098	(8)	(32,473)
New leases	—	—	8,856	—	—	—	8,856
Lease modifications	—	—	(589)	—	—	—	(589)
Transferred to accounts payables	—	—	(2,900)	—	—	—	(2,900)
Interest expenses	—	284	1,607	—	—	—	1,891
Foreign exchange loss	—	2	7	—	—	—	9
Acquisition of non-controlling interests	—	—	—	—	—	8	8
Distribution to non-controlling interests	—	—	—	181	—	—	181
Dividends declared	—	—	—	8,891	—	—	8,891

Balance as at December 31, 2019	42,527	36,495	42,146	—	4,098	—	125,266

Financing cash flows	(14,533)	(11,400)	(12,738)	(9,304)	5,728	977	(41,270)
New leases	—	—	13,561	—	—	—	13,561
Lease modifications	—	—	(1,254)	—	—	—	(1,254)
Transferred to accounts payables	—	—	(2,618)	—	—	—	(2,618)
Interest expenses	—	266	1,566	—	—	—	1,832
Foreign exchange gain	—	(13)	(16)	—	—	—	(29)
Acquisition of non-controlling interests	—	—	—	—	—	1	1
Distribution to non-controlling interests	—	—	—	42	—	—	42
Dividends declared	—	—	—	9,262	—	—	9,262

Balance as at December 31, 2020	27,994	25,348	40,647	—	9,826	978	104,793

Notes:

(i)

As of December 31, 2020, the balance of deposits with Finance Company amounting to RMB9,826 (December 31, 2019: RMB4,098) were included in amounts due to China Telecom Group in accrued expenses and other payables (Note 21).

(ii)

For the year ended December 31, 2020, other than the net financing cash outflows totalling RMB41,270 as presented above: Finance Company, a subsidiary of the Company, placed statutory reserve deposits amounting to RMB837 at the People’s Bank of China which was included in the balance of short-term bank deposits and restricted cash as of December 31, 2020.

For the year ended December 31, 2019, other than the net financing cash outflows totalling RMB32,473 as presented above: E-surfing Pay received RMB90 as part of the total consideration amounting to RMB945 in respect of contribution from non-controlling interests; Finance Company received RMB1,500 in respect of contribution from non-controlling interests, and placed statutory reserve deposits amounting to RMB405 at the People’s Bank of China which was included in the balance of short-term bank deposits and restricted cash as of December 31, 2019.

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

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows.

			Year ended December 31,
	Notes		2018	2019	2020
			RMB	RMB	RMB
Construction and engineering services	(i	)	16,396	14,014	15,046
Receiving ancillary services	(ii	)	16,744	18,571	18,903
Interconnection revenues	(iii	)	80	97	54
Interconnection charges	(iii	)	204	183	123
Receiving community services	(iv	)	3,296	3,464	3,682
Net transaction amount of centralized services	(v	)	519	133	268
Property lease income	(vi	)	48	57	45
Property lease related expenses	(vii	)	713	577	581
Addition to right-of-use assets	(vii	)	—	284	335
Interest expense on lease liabilities	(vii	)	—	11	16
Provision of IT services	(viii	)	531	464	556
Receiving IT services	(viii	)	1,895	2,175	2,653
Purchases of telecommunications equipment and materials	(ix	)	3,760	3,538	3,567
Sales of telecommunications equipment and materials	(ix	)	2,760	1,444	2,070
Internet applications channel services	(x	)	298	108	73
Interest on amounts due to and loans from China Telecom Group	(xi	)	2,099	1,485	975
Others	(xii	)	186	189	243
Net deposit by China Telecom Group with Finance Company	(xiii	)	—	4,098	5,728
Interest expense on the deposit by China Telecom Group with Finance Company	(xiii	)	—	7	82

Notes:

(i)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(ii)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(iii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.

(v)

Represent net amount shared between the Company and China Telecom Group for costs associated with centralized services. The amount represents amounts received or receivable for the net amount of centralized services.

(vi)	Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties.

(vii)

Represent amounts in relation to the leasing of properties from China Telecom Group. Property lease related expenses for the year ended 31 December 2020 include the fee for short-term leases, leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components. Property lease related expenses for the years ended 31 December 2018 and 2019 represent lease fee paid and payable to China Telecom Group.

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

(xi)	Represent interest paid and payable to China Telecom Group with respect to the amount due to China Telecommunications Corporation and loans from China Telecom Group (Note 19).

(xii)

Represent amounts paid and payable to China Telecom Group primarily for usage of CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibers within its service regions and land use rights.

(xiii)	Represent amounts related to financial services provided by Finance Company to China Telecom Group, including lending services, deposit services and other financial services.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

39.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarized as follows:

	December 31,
	2019	2020
	RMB	RMB
Accounts receivable	1,188	1,784
Contract assets	27	49
Prepayments and other current assets	1,233	1,189

Total amounts due from China Telecom Group	2,448	3,022

Accounts payable	19,531	19,272
Accrued expenses and other payables	6,069	11,279
Contract liabilities	162	217
Lease liabilities	389	489
Short-term debt	6,621	11,164
Long-term debt	23,300	11,000

Total amounts due to China Telecom Group	56,072	53,421

Amounts due from/to China Telecom Group, other than short-term debt, long-term debt, deposit with Finance Company included in accrued expenses and other payables (Note 38(i)), bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 19.

As of December 31, 2019 and 2020, no material loss allowance was recognized in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

			Year ended December 31,
	Notes		2018	2019	2020
			RMB	RMB	RMB
Tower assets lease related expenses	(i	)	16,063	10,543	10,746
Additions of right-of-use assets	(i	)	—	3,735	3,645
Interest expense on lease liabilities	(i	)	—	938	805
Provision of IT services	(ii	)	32	31	31

Notes:

(i)

Represent amounts in relation to the lease of tower assets. Tower assets lease related expenses for the year ended 31 December 2020 includes the variable lease payments not depending on an index or a rate and fee for non-lease components. Tower assets lease related expenses for the years ended 31 December 2018 and 2019 represent tower assets lease and related fee paid and payable to China Tower.

(ii)	Represent IT and other ancillary services provided to China Tower.

Amounts due from/to China Tower are summarized as follows:

	2019	2020
	RMB	RMB
Accounts receivable	5	23
Prepayments and other current assets	192	138

Total amounts due from China Tower	197	161

Accounts payable	4,312	4,344
Accrued expenses and other payables	1,261	1,192
Contract liabilities	1	3
Lease liabilities	24,474	19,798

Total amounts due to China Tower	30,048	25,337

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

As of December 31, 2019 and 2020, no material loss allowance was recognized in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarized as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
	thousands	thousands	thousands
Short-term employee benefits	7,942	9,604	8,727
Post-employment benefits	799	1,199	628

	8,741	10,803	9,355

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organized by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 40.

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organizations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 39(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

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

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 20% of the salaries, bonuses and certain allowances of the employees, while the PRC government resolved to waive certain proportion of such contributions during the specific period affected by the Covid-19 in order to help enterprises withstand the pandemic and stabilise employment. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. During the reporting period, no forfeited contributions may be used by the Group to reduce the existing level of contributions.

The Group’s contributions for the above plans for the years ended December 31, 2018, 2019 and 2020 were RMB7,256 and RMB8,616 and RMB6,599, respectively.

The amount payable for contributions to the above defined contribution retirement plans as of December 31, 2019 and 2020 was RMB755 and RMB746, respectively.

41.	SHARE APPRECIATION RIGHTS

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

During the year ended December 31, 2019 and 2020, no share appreciation right units were exercised. For the year ended December 31, 2020, compensation expense of RMB101 was reversed by the Group in respect of share appreciation rights. For the year ended 31 December 2019, compensation expense of RMB136 was recognised by the Group in respect of share appreciation rights.

As of December 31, 2019 and 2020, the carrying amount of the liability arising from share appreciation rights were RMB166 and RMB65, respectively.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

42.	PRINCIPAL SUBSIDIARIES

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group as of December 31, 2020 are as follows:

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

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company, E-surfing Pay Co., Ltd, which is 78.74% owned by the Company and Finance Company, which is 70% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest. None of the subsidiaries had issued any debt securities at the end of the year.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

43.	ACCOUNTING ESTIMATES AND JUDGMENTS

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

Provision of ECL for accounts receivable

The Group uses provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical credit loss experience taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical loss rates are reassessed annually, and changes in the forward-looking information are considered. In addition, accounts receivable with significant balances or credit-impaired are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. Due to greater financial uncertainty triggered by the Covid-19 pandemic, the Group has increased the expected loss rates in the current year as there is higher risk that a prolonged pandemic could lead to increased credit default rate. The information about the ECL and the Group’s accounts receivable are disclosed in notes 5 and 36.

Impairment of goodwill and long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognized in accordance with accounting policy for impairment of long-lived assets as described in Note 3(h). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, right-of-use assets, intangible assets with finite useful lives, construction in progress and contract costs are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount.

For the year ended December 31, 2020, provision for impairment loss of RMB5,042 were made against the carrying value of property, plant and equipment (Note 9), mainly based on the impairment test on the 3G Assets on the basis of each individual asset. For the year ended December 31 2019 and 2018, no provision for impairment loss was made against the carrying value of long-lived assets.

In determining the recoverable amount of the assets with the cash-generating unit, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods. Furthermore, the financial budgets, growth rate and discount rate are subject to greater uncertainties in the current year due to uncertainty on how the Covid-19 pandemic may progress and evolve and volatility in financial markets.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

43.	ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

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

44.	POSSIBLE IMPACT OF NEW AND AMENDMENTS TO STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2020

Up to the date of issue of these consolidated financial statements, the IASB has issued the following new and amendments to standards which are not yet effective and not early adopted for the annual accounting period ended December 31, 2020:

Effective for accounting period beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, “Interest Rate Benchmark Reform–Phase 2”	January 1, 2021
Amendments to IFRS 3, “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37, “Onerous Contracts – Cost of Fulfilling a Contract”	January 1, 2022
Amendments to IFRS Standards, “Annual Improvements to IFRS Standards 2018-2020”	January 1, 2022
IFRS 17, “Insurance Contracts and the related Amendments”	January 1, 2023
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined

The Group is in the process of making an assessment of the impact that will result from adopting the new and amendments to standards issued by the IASB which are not yet effective for the accounting period ended on December 31, 2020. So far the Group believes that the adoption of these new and amendments to standards is unlikely to have a significant impact on its financial position and the results of operations.

45.	EVENTS AFTER THE REPORTING PERIOD

(a)	NYSE determination to delist American Depositary Shares of the Company

The New York Stock Exchange LLC (the “NYSE”) announced on December 31, 2020 (US Eastern standard time) that the staff of NYSE Regulation had determined to commence proceedings to delist the securities of three issuers, including the American Depositary Shares (the “ADSs”) of the Company, on the basis that the Company is no longer suitable for listing pursuant to the NYSE Listed Company Manual Section 802.01D in light of the Executive Order issued on November 12, 2020 (as amended on January 13, 2021 (US Eastern standard time)) by the then President of the United States. On January 4, 2021(US Eastern standard time), NYSE announced that NYSE Regulation no longer intended to move forward with the delisting action in relation to the ADSs, and then on January 6, 2021 (US Eastern standard time), NYSE announced that NYSE Regulation determined to re-commence delisting proceedings of the ADSs (the “Determination”), following which trading of the ADSs was suspended at 4:00 a.m. (US Eastern standard time) on January 11, 2021. In addition, on January 8, 2021 (US Eastern standard time), the US Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) added the Company to the “Issuer Name” column of a list of companies identified as a Restricted Company (the “Restricted List”).

In order to protect the legitimate interests of the Company and its shareholders, on January 20, 2021 (US Eastern standard time), the Company filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”) and stay of the trading suspension of the ADSs pending review of the Determination. On January 27, 2021 (US Eastern standard time), OFAC published General License No. 1A in relation to the Executive Order (“GL 1A”), dated January 26, 2021 (US Eastern standard time), and guidance relating to two related frequently asked questions (respectively, “FAQ 878” and “FAQ 879”). GL 1A and FAQ 879 provide, among others, that, pursuant to the Executive Order, the Prohibitions with respect to the Company take effect on the date that is 60 days after the Company was added to the Restricted List, or March 9, 2021 (US Eastern standard time) (instead of January 11, 2021 (US Eastern standard time)).

The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect the legitimate interests of the Company.

CHINA TELECOM CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All Renminbi amounts in millions, except per share data and except otherwise stated)

45.	EVENTS AFTER THE REPORTING PERIOD (continued)

(b)	Proposal of share appreciation rights grant for key personnel

On February 9, 2021, the Board of Directors of the Company has considered and approved the resolution in relation to the “2021 Share Appreciation Rights Grant Proposal for Key Personnel of China Telecom Corporation Limited” (now renamed as “The Phase II Incentive Scheme for Share Appreciation Rights of China Telecom Corporation Limited” as instructed by the State-owned Assets Supervision and Administration Commission of the State Council of China (“SASAC”)) (the “Proposal”). According to the Proposal, the Company proposed to grant a maximum of approximately 2,412 million share appreciation rights to a maximum of approximately 8,300 key personnel (excluding the Executive Directors, Non-Executive Director, Independent Directors, Supervisors and senior management of the Company).

The Proposal has been approved by SASAC on March 3, 2021.

(c)	Proposed A share offering

On March 9, 2021, the Company announced it plans to apply for the offering and listing of A shares on the Main Board of Shanghai Stock Exchange.

46.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Company as of December 31, 2020 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.